Filed pursuant to Rule 424(b)(3)
Registration No. 333-185348

TRANSACTION PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dex One Corporation (“Dex One”) and SuperMedia Inc. (“SuperMedia”) have entered into a merger agreement providing for the combination of Dex One and SuperMedia through a series of mergers with and into a new company to be called Dex Media, Inc. (“Dex Media”).

If the transaction is completed, whether out of court or through Chapter 11 cases, (a) Dex One stockholders will receive 0.2 shares of Dex Media’s common stock for each share of Dex One common stock that they own, which reflects a 1-for-5 reverse stock split of Dex One common stock, and (b) SuperMedia stockholders will receive 0.4386 shares of Dex Media’s common stock for each share of SuperMedia common stock that they own. We anticipate that Dex One stockholders will hold approximately 60% and SuperMedia stockholders will hold approximately 40% of Dex Media’s common stock issued and outstanding immediately after the completion of the transaction. Dex Media intends to apply to list its common stock on either the New York Stock Exchange (“NYSE”) or the NASDAQ Stock Market (“NASDAQ”) under the symbol “DXM,” subject to official notice of issuance.

Dex One’s and SuperMedia’s boards of directors believe that combining the two companies will produce a company that is better positioned to enhance stockholder value than either Dex One or SuperMedia is individually. Dex One’s and SuperMedia’s boards of directors believe that the combined company will establish itself as a national provider of social, local and mobile marketing solutions with increased revenue opportunities. The combined company will also be positioned to achieve economies of scale with reduced costs and enhanced cash flow and liquidity.

Completion of the transaction out of court requires, among other things, the separate approvals of both Dex One stockholders and SuperMedia stockholders, and the consent and execution of the required financing amendments (the “financing amendments”) by the Dex One and SuperMedia senior secured creditors holding 100% of each of Dex One’s and SuperMedia’s senior secured debt, respectively (“unanimous lender approval”). To obtain the required stockholder approvals, Dex One will solicit votes on the transaction from its stockholders in advance of, and will hold a special meeting of Dex One stockholders on, March 13, 2013. At the same time, SuperMedia will solicit votes on the transaction from its stockholders in advance of, and will hold a special meeting of SuperMedia stockholders on, March 13, 2013. Dex One and SuperMedia plan to solicit the requisite approvals from their respective senior secured creditors concurrently with this solicitation of their respective stockholders.

Additionally, if Dex One is unable to obtain unanimous lender approval or majority stockholder approval outside of court, Dex One may file a Chapter 11 case to consummate the transaction, and if SuperMedia is unable to obtain unanimous lender approval or majority stockholder approval outside of court, SuperMedia may file a Chapter 11 case to consummate the transaction. Concurrently with the above described solicitations, Dex One and SuperMedia will each solicit acceptances from their respective senior secured creditors and stockholders for their respective plans of reorganization that would effect the transaction, including the financing amendments (the “Dex One prepackaged plan” in the case of Dex One and the “SuperMedia prepackaged plan”

in the case of SuperMedia, and, together, the “prepackaged plans”) in cases under Chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). Neither Dex One nor SuperMedia has at this time taken any action approving a bankruptcy filing, and, if the transaction is consummated outside of court, neither Dex One nor SuperMedia will commence Chapter 11 cases to consummate the prepackaged plans.

Dex One’s and SuperMedia’s boards of directors unanimously recommend that you vote “FOR” the proposals to approve and adopt the merger agreement and the transactions it contemplates and vote to “ACCEPT” the prepackaged plans to enable Dex One and SuperMedia to consummate the transaction through Chapter 11 cases, if necessary.

Your vote is very important. For purposes of voting on the merger agreement and the transactions it contemplates and the applicable prepackaged plan, you will receive a combined proxy and ballot (the “proxy and ballot”) to separately vote on each proposal. Whether or not you plan to attend the special meeting of Dex One stockholders or SuperMedia stockholders, as applicable, please submit your proxy and ballot to vote your shares to (a) approve the merger agreement and the transactions it contemplates as soon as possible to make sure your shares are represented at the applicable special meeting and (b) to accept the Dex One prepackaged plan or the SuperMedia prepackaged plan, as applicable. Your proxy and ballot must be received as set forth herein no later than 1:30 p.m. Eastern Time on March 13, 2013 to be counted.

Voting your shares to approve the merger agreement and the transactions it contemplates does not, by itself, constitute voting your shares to accept the Dex One prepackaged plan or the SuperMedia prepackaged plan, as applicable, and voting your shares to accept the Dex One prepackaged plan or the SuperMedia prepackaged plan, as applicable, does not, by itself, constitute voting your shares to approve the merger agreement and the transactions it contemplates. For your convenience, the proxy and ballot have been combined into a single document.

Information about the special meetings of stockholders, the solicitation of stockholder approvals, the merger agreement and the transactions it contemplates, the prepackaged plans and the other business to be considered by Dex One stockholders and SuperMedia stockholders prior to voting is contained in this document. Your failure to vote on the proposal to adopt the merger agreement and the transactions it contemplates will have the same effect as voting against that proposal. Your failure to vote to accept the Dex One prepackaged plan or the SuperMedia prepackaged plan, as applicable, will have the effect of voting neither for nor against that proposal.

The obligations of Dex One and SuperMedia to complete the transaction are subject to the satisfaction or waiver of conditions set forth in the merger agreement and, if applicable, the prepackaged plans. More information about Dex One, SuperMedia, Dex Media, the transaction and the prepackaged plans is contained in this document. Dex One, SuperMedia and Dex Media encourage you to read this entire document carefully, including the section entitled “Risk Factors” beginning on page 44.

We look forward to the successful combination of Dex One and SuperMedia.

Sincerely,	Sincerely,

Alfred T. Mockett	Peter J. McDonald
Chief Executive Officer and President	President and Chief Executive Officer
Dex One Corporation	SuperMedia Inc.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities to be issued under this document or determined that this document is accurate or complete. Any representation to the contrary is a criminal offense.

This is a solicitation of votes to accept or reject the prepackaged plans in accordance with Section 1125 and within the meaning of Section 1126 of the Bankruptcy Code, 11 U.S.C. §§ 1125, 1126. This document has not been approved by the United States Bankruptcy Court (the “Bankruptcy Court”) or by any court. This document will be submitted to the Bankruptcy Court for approval only if Dex One and/or SuperMedia file Chapter 11 cases and seek to consummate the transaction pursuant to their respective prepackaged plans. The information in this document is subject to change. This document is not an offer to sell any securities and is not soliciting an offer to buy any securities.

This document is dated February 8, 2013 and is first being mailed to the stockholders of Dex One and SuperMedia on or about February 11, 2013.

1001 Winstead Drive

Cary, North Carolina 27513

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Dex One Corporation:

Notice is hereby given that a Special Meeting of Stockholders of Dex One Corporation will be held on March 13, 2013 at 1:00 p.m., local time, at Dex One’s corporate headquarters, 1001 Winstead Drive, Cary, North Carolina 27513, to consider and vote, to the extent you have not previously voted, upon the following matters:

•

a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of December 5, 2012, by and among Dex One Corporation, SuperMedia Inc, Newdex, Inc. and Spruce Acquisition Sub, Inc., as such agreement may be amended from time to time, and the transactions it contemplates (the “Dex One out of court proposal”), including the Dex One merger described in the accompanying document, if both Dex One and SuperMedia obtain unanimous lender approval;

•

a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Dex One’s named executive officers that is based on or otherwise relates to the transaction (the “Dex One golden parachute proposal”); and

•

a proposal to approve the adjournment of the special meeting (the “Dex One adjournment proposal”), including, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve either the Dex One out of court proposal or the Dex One golden parachute proposal.

In addition, you are being asked to vote to accept the Dex One prepackaged plan (the “Dex One bankruptcy proposal”).

The Dex One board of directors has fixed the close of business on January 25, 2013 as the record date for the Dex One special meeting and for determining stockholders eligible to vote on the various proposals. Only Dex One stockholders of record at that time are entitled to notice of the Dex One special meeting or any adjournment or postponement of the Dex One special meeting and to vote for or against the Dex One out of court proposal and the Dex One bankruptcy proposal. If the Dex One special meeting is adjourned, the voting deadline (discussed below) will automatically be moved to the time that is 30 minutes after the Dex One special meeting is reconvened. Approval of the Dex One out of court proposal requires the approval by the affirmative vote of a majority of all votes entitled to be cast by the holders of Dex One common stock. Approval of the Dex One bankruptcy proposal requires the approval by the affirmative vote of 2/3 of all votes actually cast by the holders of Dex One common stock.

Whether or not you plan to attend the special meeting, please vote as described below to ensure that your shares are represented and voted in accordance with your wishes.

Please carefully read and follow the instructions enclosed in your proxy and ballot for completing the proxy and ballot. Please complete, sign, date and return your proxy and ballot, indicating your vote for each of the proposals, in the accompanying self-addressed, stamped envelope so that it is actually received by Epiq Systems (“Epiq”), which is acting as the voting agent, by 1:30 p.m. Eastern Time on March 13, 2013, the date of the special meeting. Any record holder of Dex One common stock eligible to vote who is present at the Dex One special meeting may vote in person by submitting their proxy and ballot at the special meeting.

Stockholders who hold their shares through a broker, bank or other holder of record must instruct the holder of record how to vote their shares, or, if their proxy and ballot is pre-validated by the holder of record, must return the pre-validated proxy and ballot to Epiq (the voting agent). In order to provide voting instructions to the holder of record of your shares, please refer to the materials forwarded by your broker, bank or other holder of record.

The Dex One board of directors unanimously recommends that the Dex One stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions it contemplates, vote “FOR” the proposal to approve, on a non-binding, advisory basis, the compensation that may be paid to Dex One’s named executive officers that is based on or otherwise relates to the transaction, vote “FOR” the proposal to approve the adjournment of the Dex One special meeting, if necessary or appropriate, to permit further solicitation of proxies and vote to “ACCEPT” the Dex One prepackaged plan.

The joint proxy statement/prospectus and disclosure statement accompanying this notice provides a detailed description of the Dex One merger, the merger agreement and the transactions it contemplates, the Dex One prepackaged plan and the other matters to be considered in advance of, and at, the Dex One special meeting of stockholders. You are urged to read carefully the entire document, including the appendices and other documents referred to therein.

By Order of the Board of Directors,

Mark W. Hianik

Senior Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary

Cary, North Carolina

February 8, 2013

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY AND BALLOT, INDICATING YOUR VOTE FOR EACH OF THE PROPOSALS, IN THE ACCOMPANYING SELF-ADDRESSED, STAMPED ENVELOPE SO THAT IT IS ACTUALLY RECEIVED BY EPIQ PRIOR TO THE VOTING DEADLINE.

2200 West Airfield Drive

P.O. Box 619810

D/FW Airport, Texas 75261

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of SuperMedia Inc.:

Notice is hereby given that a Special Meeting of Stockholders of SuperMedia Inc. will be held on March 13, 2013 at 12:00 p.m., local time, at SuperMedia’s corporate headquarters, 2200 West Airfield Drive, D/FW Airport, Texas 75261 to consider and vote upon the following matters:

•

a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of December 5, 2012, by and among Dex One Corporation, SuperMedia Inc, Newdex, Inc. and Spruce Acquisition Sub, Inc., as such agreement may be amended from time to time, and the transactions it contemplates (the “SuperMedia out of court proposal”), including the SuperMedia merger described in the accompanying document, if both Dex One and SuperMedia obtain unanimous lender approval;

•

a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to SuperMedia’s named executive officers that is based on or otherwise relates to the transaction (the “SuperMedia golden parachute proposal”); and

•

a proposal to approve the adjournment of the special meeting (the “SuperMedia adjournment proposal”), including, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve either the SuperMedia out of court proposal or the SuperMedia golden parachute proposal.

In addition, you are being asked to vote to accept the SuperMedia prepackaged plan (the “SuperMedia bankruptcy proposal”).

The SuperMedia board of directors has fixed the close of business on January 25, 2013 as the record date for the SuperMedia special meeting and for determining stockholders eligible to vote on the various proposals. Only SuperMedia stockholders of record at that time are entitled to notice of the SuperMedia special meeting or any adjournment or postponement of the SuperMedia special meeting and to vote for or against the SuperMedia out of court proposal and the SuperMedia bankruptcy proposal. If the SuperMedia special meeting is adjourned, the voting deadline (discussed below) will automatically be moved to the time that is 30 minutes after the SuperMedia special meeting is reconvened. Approval of the SuperMedia out of court proposal requires the approval by the affirmative vote of a majority of all votes entitled to be cast by the holders of SuperMedia common stock. Approval of the SuperMedia bankruptcy proposal requires the approval by the affirmative vote of 2/3 of all votes actually cast by the holders of SuperMedia common stock.

Whether or not you plan to attend the special meeting, please vote as described below to ensure that your shares are represented and voted in accordance with your wishes.

Please carefully read and follow the instructions enclosed in your proxy and ballot for completing the proxy and ballot. Please complete, sign, date and return your proxy and ballot, indicating your vote for each of the proposals, in the accompanying self-addressed, stamped envelope so that it is actually received by Epiq Systems (“Epiq”), which is acting as the voting agent, by 1:30 p.m. Eastern Time on March 13, 2013, the date of the special meeting. Any record holder of SuperMedia common stock eligible to vote who is present at the SuperMedia special meeting may vote in person by submitting their proxy and ballot at the special meeting.

Stockholders who hold their shares through a broker, bank or other holder of record must instruct the holder of record how to vote their shares, or, if their proxy and ballot is pre-validated by the holder of record, must return the pre-validated proxy and ballot to Epiq (the voting agent). In order to provide voting instructions to the holder of record of your shares, please refer to the materials forwarded by your broker, bank or other holder of record.

The SuperMedia board of directors unanimously recommends that the SuperMedia stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions it contemplates, vote “FOR” the proposal to approve, on a non-binding, advisory basis, the compensation that may be paid to SuperMedia’s named executive officers that is based on or otherwise relates to the transaction, and vote “FOR” the proposal to approve the adjournment of the SuperMedia special meeting, if necessary or appropriate, to permit further solicitation of proxies and vote to “ACCEPT” the SuperMedia prepackaged plan.

The joint proxy statement/prospectus and disclosure statement accompanying this notice provides a detailed description of the SuperMedia merger, the merger agreement and the transactions it contemplates, the SuperMedia prepackaged plan and the other matters to be considered in advance of, and at, the SuperMedia special meeting of stockholders. You are urged to read carefully the entire document, including the appendices and other documents referred to therein.

By Order of the Board of Directors,

Cody Wilbanks,

Executive Vice President, General Counsel and Secretary

D/FW Airport, Texas

February 8, 2013

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY AND BALLOT, INDICATING YOUR VOTE FOR EACH OF THE PROPOSALS, IN THE ACCOMPANYING SELF-ADDRESSED, STAMPED ENVELOPE SO THAT IT IS ACTUALLY RECEIVED BY EPIQ PRIOR TO THE VOTING DEADLINE.

ADDITIONAL INFORMATION

This document incorporates by reference important business and financial information about Dex One from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, free of charge through the Securities and Exchange Commission’s website (www.sec.gov) or by requesting them in writing or by telephone from Dex One at the following address:

Dex One Corporation
1001 Winstead Drive
Cary, North Carolina 27513
(919) 297-1600
Attn: Investor Relations

In addition, if you have questions about the transaction or the special meetings, or if you need to obtain copies of the accompanying joint proxy statement/prospectus and disclosure statement, a proxy and ballot, election forms or other documents incorporated by reference in the joint proxy statement/prospectus and disclosure statement, you may contact Epiq using the contact information below. You will not be charged for any of the documents you request.

Epiq Systems

757 Third Avenue

New York, New York 10017

(866) 734-9393 (telephone)

(646) 282-2501 (fax)

If you would like to request any documents, please do so by March 6, 2013 in order to receive them before the special meetings.

For a more detailed description of the information incorporated by reference in the accompanying joint proxy statement/prospectus and disclosure statement and how you may obtain it, see the section entitled “Where You Can Find More Information” in the accompanying joint proxy statement/prospectus and disclosure statement.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Dex Media, constitutes a prospectus of Dex Media under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Dex Media common stock to be issued to Dex One and SuperMedia stockholders in connection with the mergers. In addition this document also constitutes a joint proxy statement for both Dex One and SuperMedia under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of Dex One stockholders and a notice of meeting with respect to the special meeting of SuperMedia stockholders. This document also constitutes a solicitation of acceptances of the prepackaged plans in accordance with Section 1125(g) of the Bankruptcy Code. This solicitation of acceptances of the prepackaged plans is being conducted to obtain sufficient acceptances of the Dex One prepackaged plan and the SuperMedia prepackaged plan by Dex One’s and SuperMedia’s stockholders, respectively, prior to the filing of voluntary cases under Chapter 11 of the Bankruptcy Code. Because no Chapter 11 cases have yet been commenced, this document has not been approved by any court as satisfying the requirements of the Bankruptcy Code. Neither Dex One nor SuperMedia has at this time taken any action approving a bankruptcy filing, and, if the transaction is consummated outside of court, neither Dex One nor SuperMedia will commence a bankruptcy case to consummate the prepackaged plans.

You should rely only on the information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated February 8, 2013, and you should not assume that the information contained in this document is accurate as of any date other than that date. In addition, you should not assume that the information incorporated by reference into this document is accurate as of any date other than the date of the incorporated document. Neither our mailing of this document to Dex One and SuperMedia stockholders nor the issuance by Dex Media of shares of common stock pursuant to the mergers will create any implication to the contrary. This document contains summaries of certain provisions of the prepackaged plans and certain other documents and financial information. This information is provided for the purpose of soliciting proxies for the various proposals described in this document and for soliciting acceptances of the prepackaged plans and should not be relied upon for any purpose other than to determine whether and how to submit proxies and ballots, as applicable, to vote with respect to the various stockholder proposals to be considered in advance of, and at, the special meetings of Dex One stockholders and SuperMedia stockholders and, in the case of the bankruptcy proposals, that you may accept in advance of the meeting. Dex One and SuperMedia believe that the summaries contained in this document are fair and accurate. The summaries of the financial information and the documents that are attached to, or incorporated by reference in, this document are qualified in their entirety by reference to such information and documents. In the event of any inconsistency or discrepancy between a description in this document and the terms and provisions of the prepackaged plans or the other documents and financial information incorporated in this document by reference, the prepackaged plans or the other documents and financial information, as the case may be, shall govern for all purposes.

Except as otherwise provided in the prepackaged plans or in accordance with applicable law, Dex One and SuperMedia are under no duty to update or supplement this document. If the Bankruptcy Court approves this document, such approval does not constitute a guarantee of the accuracy or completeness of the information contained herein or an endorsement of the merits of the prepackaged plans by the Bankruptcy Court. The statements and financial information contained in this document have been made as of the date of this document unless otherwise specified. Stockholders reviewing this document should not assume at the time of such review that there have been no changes in the facts set forth in this document since the date of this document. Each stockholder should carefully review either the Dex One prepackaged plan or the SuperMedia prepackaged plan, as applicable, and this document in their entirety before casting a vote. No stockholder should rely on any information, representations, or inducements made to obtain an acceptance of the prepackaged plans that are other than as set forth, or are inconsistent with, the information contained in this document, the documents attached to this document and the prepackaged plans. This document does not constitute legal, business, financial, or tax advice. Any entities desiring any such advice should consult with their own advisors.

If the transaction is consummated through Chapter 11 cases, the securities described in this document to be issued under the prepackaged plans may be issued in compliance with the registration requirements of the

Securities Act or exempt from the registration requirements of Section 5 therein pursuant to Section 1145 of the Bankruptcy Code, Section 4(a) of the Securities Act, or any other available exemption from registration under the Securities Act, as applicable.

Regarding contested matters, adversary proceedings, and other pending, threatened, or potential litigation or other actions, this document does not constitute, and may not be construed as, an admission of fact, liability, stipulation, or waiver by Dex One and SuperMedia or any other party, but rather as a statement made in the context of settlement negotiations in accordance with Rule 408 of the Federal Rules of Evidence.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this document regarding Dex One and Dex Media has been provided by Dex One and information contained in this document regarding SuperMedia has been provided by SuperMedia.

All references in this document to “Dex One” refer to Dex One Corporation, a Delaware corporation , except when such references are made in connection with the Dex One prepackaged plan, in which case, references to “Dex One” refer to Dex One and its subsidiaries, as applicable; all references in this document to “Dex Media” refer to Dex Media, Inc., a Delaware corporation and a wholly owned subsidiary of Dex One (currently named Newdex, Inc.), except when such references are made in connection with the prepackaged plans, in which case, references to “Dex Media” refer to Dex Media and its subsidiaries, as applicable; all references in this document to “Merger Sub” refer to Spruce Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Newdex; all references in this document to “SuperMedia” refer to SuperMedia Inc., a Delaware corporation, except when such references are made in connection with the SuperMedia prepackaged plan, in which case, references to “SuperMedia” refer to SuperMedia and its subsidiaries that commence Chapter 11 cases, as applicable; all references in this document to the “SuperMedia credit facility” refer to the term loan agreement entered into by SuperMedia in connection with its emergence from Chapter 11 on December 31, 2009; all references in this document to “DME” refer to Dex One’s subsidiary Dex Media East, Inc. and references to the “DME credit facility” refer to the amended and restated DME credit agreement entered into in connection with Dex One’s emergence from bankruptcy on January 29, 2010; all references in this document to “DMW” refer to Dex One’s subsidiary Dex Media West, Inc. and references to the “DMW credit facility” refer to the amended and restated DMW credit agreement entered into in connection with Dex One’s emergence from bankruptcy on January 29, 2010; and all references in this document to “RHDI” refer to Dex One’s subsidiary R. H. Donnelley Inc. and references to the “RHDI credit facility” refer to the amended and restated RHDI credit agreement entered into in connection with Dex One’s emergence from bankruptcy on January 29, 2010. Dex One currently has a subsidiary named Dex Media, Inc. Dex Media, Inc. is the intermediate holding company of DME and DMW. Dex Media, Inc. will change its name to Dex Media Holdings, Inc. upon consummation of the transaction. References to the “Dex One credit facilities” refer to the DME credit facility, the DMW credit facility and the RHDI credit facility collectively. Unless otherwise indicated or as the context requires, all references in this document to “we,” “our” and “us” refer to Dex One, Dex Media and SuperMedia collectively; and, unless otherwise indicated or as the context requires, all references to the “merger agreement” refer to the Amended and Restated Agreement and Plan of Merger, dated as of December 5, 2012, by and among Dex One Corporation, SuperMedia Inc., Newdex, Inc. and Spruce Acquisition Sub, Inc., a copy of which is included as Appendix A to this document. Dex One and SuperMedia, subject to and following completion of the mergers contemplated by the merger agreement, are sometimes referred to in this document as the “combined company.”

i

APPENDICES

APPENDIX A

Amended and Restated Agreement and Plan of Merger, dated as of December 5, 2012, by and among Dex One Corporation, SuperMedia Inc., Newdex, Inc. and Spruce Acquisition Sub, Inc.	A-1

APPENDIX B

Form of Amended and Restated Certificate of Incorporation of Dex Media, Inc.	B-1

APPENDIX C

Form of By-Laws of Dex Media, Inc.	C-1

APPENDIX D

Opinion of Houlihan Lokey Capital, Inc.	D-1

APPENDIX E

Opinion of Morgan Stanley & Co. LLC	E-1

APPENDIX F

Form of Prepackaged Chapter 11 Plan of Dex One Corporation, et al.	F-1

APPENDIX G

Form of Prepackaged Chapter 11 Plan of SuperMedia Inc., et al.	G-1

APPENDIX H

Unaudited Liquidation Analysis of Dex One Corporation	H-1

APPENDIX I

Unaudited Liquidation Analysis of SuperMedia Inc.	I-1

APPENDIX J

Unaudited Valuation Analysis of Dex Media, Inc.	J-1

APPENDIX K

Form of Dex One Corporation Support Agreement	K-1

APPENDIX L

Form of SuperMedia Support Agreement	L-1

APPENDIX M

Consolidated financial statements of SuperMedia Inc. and its subsidiaries at December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011	M-1

APPENDIX N

Consolidated financial statements of SuperMedia Inc. and its subsidiaries at September 30, 2012 and December 31, 2011 and for the three and nine month periods ended September 30, 2012	N-1

APPENDIX O

Effect of new accounting standard on SuperMedia’s consolidated statement of comprehensive income for each of the three years in the period ended December 31, 2011	O-1

QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of either Dex One or SuperMedia, may have regarding the merger agreement, the transaction, the financing amendments, the prepackaged plans, and the special meetings of stockholders and the answers to those questions. Dex One and SuperMedia urge you to read the remainder of this document carefully because the information in this section does not provide all the information that might be important to you in determining how to vote on the various proposals. Additional important information is also contained in the appendices to, and the documents incorporated by reference into, this document.

General

Q:	What is the transaction being proposed?

A:	The transaction being proposed is a stock-for-stock merger between Dex One and SuperMedia under the terms of a merger agreement that is described in this document. First, the merger agreement provides for Dex One to merge with and into its direct, wholly owned subsidiary, Dex Media, with Dex Media surviving the merger. This merger is sometimes referred to in this document as the “Dex One merger.” Second, immediately following the consummation of the Dex One merger, the merger agreement provides for the merger of Spruce Acquisition Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Dex Media, with and into SuperMedia, with SuperMedia surviving the merger as a direct wholly owned subsidiary of Dex Media. This merger is sometimes referred to in this document as the “SuperMedia merger.” As a result of the mergers, SuperMedia will be a direct wholly-owned subsidiary of Dex Media. This series of mergers is referred to herein as the “mergers” or the “transaction.” A copy of the merger agreement is attached to this document as Appendix A.

Q:	What are the financing amendments?

A:	It is a condition to consummating the transaction in an out of court process that three of Dex One’s wholly owned subsidiaries, RHDI, DME and DMW, which are borrowers under their respective secured credit facilities, and SuperMedia obtain approval from their respective senior secured lenders to amend and restate their respective senior secured credit facilities. For the RHDI, DME and DMW secured credit facilities, the maturity dates will be extended from October 24, 2014 to December 31, 2016. The maturity date of the SuperMedia secured credit facility will be extended from December 31, 2015 to December 31, 2016. The interest rate spreads under the amended and restated credit facilities will be revised in accordance with the table below. For additional information regarding the various secured credit facilities, please refer to “Description of Certain Indebtedness.”

Credit Facility	Current Interest Rate Spreads			Amended and Restated Interest Rate Spreads
DME Credit Facility	Leverage Ratio:	ABR Spread	Eurodollar Spread	Eurodollar Spread: 3.00% ABR Spread: 2.00%
	≥2.75x	1.50%	2.50%
	≥2.50x but <2.75x	1.25%	2.25%
	<2.50x	1.00%	2.00%

DMW Credit Facility	Leverage Ratio:	ABR Spread	Eurodollar Spread	Eurodollar Spread: 5.00% ABR Spread: 4.00%
	≥2.75x	3.50%	4.50%
	≥2.50x but <2.75x	3.25%	4.25%
	<2.50x	3.00%	4.00%

Credit Facility	Current Interest Rate Spreads			Amended and Restated Interest Rate Spreads
RHDI Credit Facility	Leverage Ratio:	ABR Spread	Eurodollar Spread	Eurodollar Spread: 6.75% ABR Spread: 5.75%
	≥4.25x	5.25%	6.25%
	<4.25x	5.00%	6.00%

SuperMedia Credit Facility		ABR Spread	Eurodollar Spread	Eurodollar Spread: 8.60% ABR Spread: 7.60%
		8.00%	7.00%

Q:	What are the prepackaged plans?

A:	The prepackaged plans are an alternative means by which to consummate the transaction, including the financing amendments, through Chapter 11 cases. In the event that either Dex One or SuperMedia is unable to obtain unanimous lender approval or the approval of holders of a majority of its common stock to consummate the transaction outside of court, Dex One or SuperMedia, as applicable, may seek confirmation of the prepackaged plans in Chapter 11 cases. At this time, neither Dex One nor SuperMedia has taken any action approving a bankruptcy filing. A copy of the Dex One prepackaged plan is attached to this document as Appendix F and a copy of the SuperMedia prepackaged plan is attached to this document as Appendix G. For a more detailed description of the prepackaged plans, see “The Prepackaged Plans.” A description of the votes required to accept the prepackaged plans is included later in this “Questions and Answers” section.

Q:	What are the primary costs, disadvantages and advantages of consummating the transaction through the prepackaged plans rather than outside of court?

A:	Consummating the transaction through the prepackaged plans adds extra costs and uncertainties inherent in the bankruptcy process. The costs of the bankruptcy process could be material and could include both direct costs, including fees paid to attorneys and professionals, and indirect costs, such as adverse impacts on customer relations. In addition, there can be no assurance that the Bankruptcy Court will confirm the prepackaged plans.

On the other hand, consummating the transaction through the prepackaged plans provides several benefits to Dex One and SuperMedia’s stockholders, including the ability to consummate the transaction without obtaining unanimous lender approval of the financing amendments.

Q:	Why am I receiving this document?

A:	You are receiving this document because you were a stockholder of record of Dex One or SuperMedia on the record date for the Dex One or SuperMedia special meeting, as applicable, and therefore entitled to vote on the transaction and the applicable prepackaged plan. Dex One stockholders and SuperMedia stockholders are requested to (1) approve and adopt the merger agreement and the transactions it contemplates and (2) accept the prepackaged plans to permit the transaction to be consummated even if unanimous lender approval or majority stockholder approval is not obtained.

This document contains important information about the transaction, the financing amendments, the prepackaged plans, the solicitation of votes on the various proposals and the meetings of the respective stockholders of Dex One and SuperMedia, and you should read it carefully and in its entirety. Dex One and SuperMedia will hold separate special meetings. The enclosed proxy and ballot, which includes detailed instructions for completing the proxy and ballot, allows you to vote your shares without attending your respective special meeting in person.

Your vote is important. We encourage you to vote as soon as possible and, in any case, you must submit your proxy and ballot so that it is received no later than the voting deadline.

v

Dex One’s and SuperMedia’s boards of directors unanimously recommend that you vote “FOR” the proposals to approve and adopt the merger agreement and vote to “ACCEPT” the applicable prepackaged plan.

Q:	What will I receive in the transaction?

A:	If the transaction is completed, whether completed out of court or through Chapter 11 cases, (a) Dex One stockholders will receive 0.2 shares of Dex Media common stock for each share of Dex One common stock that they hold at the effective time of the Dex One merger (the “Dex One Exchange Ratio”), and (b) SuperMedia stockholders will receive 0.4386 shares of Dex Media common stock for each share of SuperMedia common stock that they hold at the effective time of the SuperMedia merger (the “SuperMedia Exchange Ratio”). The quotient of the SuperMedia Exchange Ratio and the Dex One Exchange Ratio is referred to herein as the “exchange ratio.” We anticipate that Dex One stockholders will hold approximately 60% and SuperMedia stockholders will hold approximately 40% of Dex Media’s common stock issued and outstanding immediately after the completion of the transaction. Dex One and SuperMedia stockholders will also be entitled to any dividends declared and paid by Dex Media with a record date after the effective time of the transaction after their shares of Dex One common stock have been converted or after their shares of SuperMedia common stock have been converted or their certificates representing shares of SuperMedia common stock have been surrendered, as applicable.

Q:	What is the value of the merger consideration?

A:	Dex Media will issue 0.2 shares of Dex Media common stock for each share of Dex One common stock and 0.4386 shares of Dex Media common stock for each share of SuperMedia common stock whether the transaction is consummated out of court or in Chapter 11 cases. Therefore, the value of the merger consideration that Dex One and SuperMedia stockholders receive will depend on the price per share of Dex Media common stock, at and after the effective time of the transaction. That price will not be known at the time of the special meetings (the voting deadline) and may be less than the current price of Dex One or SuperMedia common stock or the price of such stock at the time of the special meetings. We urge you to obtain current market quotations for Dex One common stock and SuperMedia common stock. See “Risk Factors.”

The following table shows the closing sale prices of Dex One common stock and SuperMedia common stock as reported on the NYSE or NASDAQ, respectively, on August 20, 2012, the last trading day before we announced the transaction, and on February 6, 2013, the last practicable trading day before the distribution of this document. This table also shows the implied value of the transaction consideration proposed for each share of Dex One common stock and SuperMedia common stock.

	Dex One Common Stock	SuperMedia Common Stock	Implied Value of One Share of Dex One Common Stock(1)	Implied Value of One Share of SuperMedia Common Stock(2)
At August 20, 2012	$1.24	$2.58	$1.24	$2.72
At February 6, 2013	1.77	3.91	1.77	3.88

(1)	As a result of the Dex One merger, for each share of Dex One common stock, each Dex One stockholder will receive one-fifth of a share of Dex Media common stock. Consequently, the implied value of a share of Dex Media common stock for any given day is calculated as five times the closing price of Dex One common stock on such day ($6.20 at August 20, 2012 and $8.85 at February 6, 2013, which reflects a 1-for-5 reverse stock split of Dex One common stock). While the implied value of a share of Dex Media is five times the implied value of a share of Dex One common stock, Dex One stockholders will receive one-fifth of a share of Dex Media common stock, so it is estimated that the mergers will have no economic effect on a holder of Dex One common stock.
(2)	Calculated by multiplying the implied value of Dex Media common stock ($6.20 at August 20, 2012 and $8.85 at February 6, 2013) by 0.4386 (the exchange ratio for SuperMedia common stock).

Q:	When and where will the special meetings be held?

A:	The Dex One special meeting will be held at Dex One’s corporate headquarters, 1001 Winstead Drive, Cary, North Carolina 27513, on March 13, 2013 at 1:00 p.m., local time.

The SuperMedia special meeting will be held at SuperMedia’s corporate headquarters, 2200 West Airfield Drive, D/FW Airport, Texas 75261, on March 13, 2013 at 12:00 p.m., local time.

Q:	Who is entitled to vote?

A:	The record date for the Dex One special meeting is January 25, 2013. Only record holders of shares of Dex One common stock at the close of business on such date are entitled to notice of the Dex One special meeting or any adjournment or postponement of the Dex One special meeting and to vote for or against the Dex One out of court proposal and to accept or reject Dex One prepackaged plan. If the Dex One special meeting is adjourned, the voting deadline will automatically be moved to the time that is 30 minutes after the Dex One special meeting is reconvened.

The record date for the SuperMedia special meeting is January 25, 2013. Only record holders of shares of SuperMedia common stock at the close of business on such date are entitled to notice of the SuperMedia special meeting or any adjournment or postponement of the SuperMedia special meeting and to vote for or against the SuperMedia out of court proposal and the SuperMedia bankruptcy proposal. If the SuperMedia special meeting is adjourned, the voting deadline will automatically be moved to the time that is 30 minutes after the SuperMedia special meeting is reconvened.

Q:	When is the deadline to submit my proxy and ballot to ensure that my vote regarding the Dex One prepackaged plan or SuperMedia prepackaged plan, as applicable, is counted?

A:	The voting deadline to vote to accept or reject each of the prepackaged plans is 1:30 p.m. prevailing Eastern Time, on March 13, 2013. After the voting deadline has passed, all votes will be collected by Epiq, who will count the votes regarding each prepackaged plan.

Q:	What constitutes a quorum at the special meetings?

A:	A majority of the votes entitled to be cast by the shares entitled to vote must be present or represented by proxy to constitute a quorum for action on the matters to be voted upon at the Dex One special meeting. All shares of Dex One common stock represented at the Dex One special meeting, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Dex One special meeting. For the avoidance of doubt, stockholders may submit their proxy and ballot to vote on the matters to be presented at the Dex One special meeting in advance of the Dex One special meeting.

A majority of the votes entitled to be cast by the shares entitled to vote must be present or represented by proxy to constitute a quorum for action on the matters to be voted upon at the SuperMedia special meeting. All shares of SuperMedia common stock represented at the SuperMedia special meeting, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the SuperMedia special meeting. For the avoidance of doubt, stockholders may submit their proxy and ballot to vote on the matters to be presented at the SuperMedia special meeting in advance of the SuperMedia special meeting.

Q:	If my shares are held in street name by my broker, will my broker vote my shares for me?

A:

If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy and ballot directly to Dex One or SuperMedia or Epiq or by voting in person at your special meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker. Further, brokers who hold shares of Dex One or SuperMedia common stock on behalf of their customers may not give a proxy to Dex One or SuperMedia to vote those shares on the proposals unless they have received voting instructions from their customers.

If you are a Dex One or SuperMedia stockholder that holds shares in street name and you do not instruct your broker on how to vote your shares, your broker may not vote your shares, which will have the same effect as not voting on the Dex One prepackaged plan or SuperMedia prepackaged plan, as applicable; voting against the proposal to approve and adopt the merger agreement and the transactions it contemplates; and voting against the other proposals.

Notwithstanding the foregoing, if your bank or nominee elects to provide you with a “pre-validated” proxy and ballot you should vote by signing and returning the enclosed proxy and ballot to Epiq in the postage-paid envelope provided by the voting deadline.

Q:	How do I vote to approve the consummation of the transaction outside of court, or through Chapter 11 cases, if I am a stockholder of record?

A:	If you do not hold your stock in street name and instead are a stockholder of record of Dex One as of the record date for the Dex One special meeting or a stockholder of record of SuperMedia as of the record date for the SuperMedia special meeting, you may vote in person by attending your special meeting and submitting your proxy and ballot to Epiq, the voting agent. Alternatively, you may vote by signing and returning the enclosed proxy and ballot to Epiq in the postage-paid envelope provided. In either case, your proxy and ballot must be actually received by Epiq by the voting deadline.

If you hold Dex One shares or SuperMedia shares in the name of a bank or broker, please see the discussion above.

Q:	How many votes do I have?

A:	With respect to each proposal to be presented at the Dex One special meeting, holders of Dex One common stock are entitled to one vote for each share of Dex One common stock owned at the close of business on the Dex One record date. At the close of business on the Dex One record date, there were 51,309,809 shares of Dex One common stock outstanding and entitled to vote at the Dex One special meeting.

With respect to each proposal to be presented at the SuperMedia special meeting, holders of SuperMedia common stock are entitled to one vote for each share of SuperMedia common stock owned at the close of business on the SuperMedia record date. At the close of business on the SuperMedia record date, there were 15,664,432 shares of SuperMedia common stock outstanding and entitled to vote at the SuperMedia special meeting.

Q:	What vote is required to approve each proposal?

A:	The votes required, as well as the effects of abstentions/shares present but not voted and broker non-votes for each of the proposals, at the special meetings of both Dex One stockholders and SuperMedia stockholders, are detailed in the following chart:

Proposal	Required Stockholder Vote	Effect of Abstentions/ Shares Present but not Voted	Effect of Broker Non-Votes
Merger Agreement Proposal (No. 1)	Majority of outstanding shares of common stock eligible to vote	Same effect as a vote against the proposal	Same effect as a vote against the proposal

Golden Parachute Proposal (No. 2)	Majority of shares of common stock represented at the special meeting and entitled to vote	Same effect as a vote against the proposal	No effect

Adjournment Proposal (No. 3)	Majority of shares of common stock represented at the special meeting and entitled to vote	Same effect as a vote against the proposal	No effect

Q:	What vote is required for stockholders to accept the prepackaged plans?

A:	The votes required, as well as the effects of abstentions/failures to vote and broker non-votes, for stockholders to accept the prepackaged plans are detailed in the following chart:

Required Stockholder Vote	Effect of Abstentions/ Failures to Vote	Effect of Broker Non-Votes
At least 2/3 in amount of common stock that vote to either “accept” or “reject” the applicable prepackaged plan	No effect	No effect

Notwithstanding the required stockholder vote, under the “cram down” provisions of the Bankruptcy Code, a plan may be confirmed even if stockholders do not vote to accept the plan if the Bankruptcy Court finds that the plan otherwise satisfies the statutory requirements and does not discriminate unfairly and is fair and equitable regarding each class of claims and interests that is impaired under, and has not accepted, the plan. Accordingly, if Dex One senior secured lenders vote to accept the Dex One prepackaged plan but Dex One stockholders do not vote to accept such plan, Dex One may still seek to confirm the plan under the “cram down” provisions of the Bankruptcy Code. SuperMedia may seek to do the same regarding the SuperMedia prepackaged plan if SuperMedia senior secured lenders vote to accept such plan but SuperMedia stockholders do not vote to accept the plan.

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Q:	What vote is required for Dex One’s and SuperMedia’s senior secured creditors to accept the prepackaged plans?

A:	For each of Dex One’s and SuperMedia’s senior secured credit facilities, the votes required to accept the prepackaged plans are detailed in the following chart:

Credit Facility	Required Vote to Accept the Prepackaged Plans

DME Credit Facility DMW Credit Facility RHDI Credit Facility SuperMedia Credit Facility	Number: For each credit facility, creditors
holding more than 1/2 in number of the
allowed claims under such facility that are
held by creditors that vote on the plan

and

Amount: For each credit facility, creditors
holding at least 2/3 in amount of the allowed
claims under such facility that are held by
creditors that vote on the plan

Lenders holding more than half in number and at least 2/3 in amount of (but not all) claims under each of the Dex One credit facilities and the SuperMedia credit facility have become consenting lenders to the support agreements (as described below). As a result, the number and amount of Dex One credit facilities claims and SuperMedia credit facility claims held by lenders contractually obligated to support the Dex One prepackaged plan and the SuperMedia prepackaged plan, respectively, exceed the thresholds required for approval of such prepackaged plans by each class of Dex One credit facilities claims and SuperMedia credit facility claims respectively, under applicable bankruptcy law.

Q:	What are the support agreements?

A:	On December 5, 2012, each of Dex One and SuperMedia entered into a Support and Limited Waiver Agreement (the “support agreements”) with certain of their respective senior secured lenders. The support agreements set forth the obligations and commitments of the parties with respect to the transaction. Specifically, the lenders party to the support agreements (“consenting lenders”) have agreed to support the consummation of the mergers and financing amendments whether effectuated outside of court or through Chapter 11 cases. The support agreements provide for termination events if certain milestones are not achieved by certain dates. See “The Support Agreements.” Lenders holding more than half in number and at least 2/3 in amount of (but not all) claims under each of the Dex One credit facilities and the SuperMedia credit facility have become consenting lenders. As a result, the number and amount of Dex One credit facilities claims and SuperMedia credit facility claims held by lenders contractually obligated to support the Dex One prepackaged plan and the SuperMedia prepackaged plan, respectively, exceed the thresholds required for approval of such prepackaged plans by each class of Dex One credit facilities claims and SuperMedia credit facility claims, respectively, under applicable bankruptcy law. Additional consenting lenders may join the support agreements in the future. A copy of the form of the Dex One support agreement is attached as Appendix K to this document, and a copy of the form of the SuperMedia support agreement is attached as Appendix L to this document.

Q:	Can the transaction be consummated if the financing amendments are not approved even if stockholders approve the transaction or, in the alternative, approve the prepackaged plans?

A:

No, if Dex One’s or SuperMedia’s senior secured creditors do not approve the financing amendments (including pursuant to the prepackaged plans), the transaction will not be consummated. Approval of the financing amendments out of court requires unanimous senior secured lender consent. Approval of the financing amendments through the prepackaged plans requires the affirmative vote of holders of a majority of the senior secured creditors, including holders of 2/3 of the aggregate principal amount, respectively, of each of Dex One’s and SuperMedia’s debt that vote to “accept” or “reject” the prepackaged plans. Dex One and SuperMedia are soliciting the votes of their respective senior secured creditors on the financing amendments out of court as well as the prepackaged plans concurrently with this solicitation of stockholders.

Q:	How does the Dex One board of directors recommend that the Dex One stockholders vote?

A:	The Dex One board of directors has determined that the merger agreement and the transactions it contemplates are advisable and in the best interests of Dex One and its stockholders. Accordingly, the Dex One board of directors unanimously recommends that the Dex One stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions it contemplates, vote “FOR” the proposal to approve, on a non-binding, advisory basis, the compensation that may be paid to Dex One’s named executive officers that is based on or otherwise relates to the transaction, vote “FOR” the proposal to approve the adjournment of the Dex One special meeting, if necessary or appropriate, to permit further solicitation of proxies and vote to “ACCEPT” the Dex One prepackaged plan.

Q:	How does the SuperMedia board of directors recommend that the SuperMedia stockholders vote?

A:	The SuperMedia board of directors has determined that the merger agreement and the transactions it contemplates are advisable and in the best interests of SuperMedia and its stockholders. Accordingly, the SuperMedia board of directors unanimously recommends that the SuperMedia stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions it contemplates, vote “FOR” the proposal to approve, on a non-binding, advisory basis, the compensation that may be paid to SuperMedia’s named executive officers that is based on or otherwise relates to the transaction, vote “FOR” the proposal to approve the adjournment of the SuperMedia special meeting, if necessary or appropriate, to permit further solicitation of proxies and vote to “ACCEPT” the SuperMedia prepackaged plan.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you are a Dex One or SuperMedia stockholder of record and fail to vote or abstain from voting on the proposal to approve and adopt the merger agreement and the transactions it contemplates, it will have the same effect as a vote against the proposal.

If you are a Dex One or SuperMedia stockholder of record and fail to vote or abstain from voting on either the Dex One golden parachute proposal or the SuperMedia golden parachute proposal, as applicable, your abstention from voting or failure of your broker, bank or other holder of record to vote will have no effect on the proposal.

In the event that at either the Dex One or SuperMedia special meeting there is an adjournment proposal properly brought before the meeting, if you are a stockholder of record and fail to vote or abstain from the effect of your abstention from voting or failure of your broker, bank or other holder of record to vote will depend on whether a quorum exists. If a quorum exists, the meeting may be adjourned by the affirmative vote of holders of at least a majority of the shares of Dex One common stock or SuperMedia common stock, as applicable, present in person or by proxy at the special meeting and voting on the proposal. Under such circumstances, a stockholder’s abstention from voting or the failure of a stockholder’s broker, bank or other holder of record to vote will have no effect on the proposal. If a quorum does not exist, an adjournment will require the affirmative vote of holders of at least a majority of the shares of Dex One or SuperMedia, as applicable, present in person or by proxy at the special meeting and entitled to vote on the proposal. Under such circumstances, a stockholders’ abstention from voting will have the same effect as a vote against the proposal, and the failure of a stockholder’s broker, bank or other holder of record to vote will have no effect on the proposal.

If you are a Dex One or SuperMedia stockholder of record and fail to vote or abstain from voting on the prepackaged plans, it will have the same effect as voting neither to accept nor to reject the prepackaged plans.

Q:	What will happen if I return my proxy and ballot without indicating how to vote?

A:	Except with respect to the prepackaged plans, if you return your signed proxy and ballot without indicating how to vote on any particular proposal, the shares of Dex One or SuperMedia common stock represented by your proxy will be voted in accordance with management’s recommendation on that proposal.

If you return your proxy and ballot without indicating how you would like to vote on the Dex One prepackaged plan or the SuperMedia prepackaged plan, as applicable, the shares of Dex One or SuperMedia common stock represented by your ballot will not be voted either to accept or to reject the Dex One prepackaged plan or the SuperMedia prepackaged plan, as applicable.

Q:	Can I change my vote after I have returned a proxy and ballot?

A:	Yes. For the proposals that can be voted on by proxy, you can change your vote at any time before your proxy is voted at your respective special meeting. If you are a stockholder of record, you can do this in one of two ways:

•	you can send a signed notice of revocation or a new valid proxy; or

•

you can attend your special meeting and submit your proxy and ballot in person, which will automatically cancel any proxy previously given, but simply attending the special meeting without voting will not revoke any proxy that you have previously given or change your vote.

If you choose the first method, your notice of revocation or your new signed proxy must be received by the Corporate Secretary of Dex One or SuperMedia, as applicable, no later than the beginning of the applicable special meeting. If your shares are held in street name by your bank or broker, you should contact your broker to change your vote.

For the proposals regarding the prepackaged plans, you may, prior to the voting deadline, revoke or change a vote contained within your proxy and ballot. If you want to withdraw your vote and you do not want to submit another vote in its place, you must deliver a written notice of revocation or withdrawal to the voting agent prior to the voting deadline. To change your vote, you may submit a new proxy and ballot prior to the voting deadline and your previously submitted proxy and ballot will be revoked and superseded.

Q:	When do you expect the transaction to be completed?

A:	Dex One and SuperMedia hope to complete the transaction as soon as reasonably possible. The transaction is, however, subject to the satisfaction or waiver of conditions, and it is possible that factors outside the control of Dex One and SuperMedia could result in the transaction being completed at a later time or not at all. Consummating the transaction out of court is expected to require less time than consummating the transaction through Chapter 11 cases.

Q:	Do I have dissenter’s rights or appraisal rights?

A:	No. Under Delaware law, neither holders of Dex One common stock nor holders of SuperMedia common stock are entitled to appraisal rights in connection with the transaction, whether completed out of court or through Chapter 11 cases.

Q:	What are the material U.S. federal income tax consequences of the transaction?

A:	If the transaction is consummated, either out of court or through Chapter 11 cases, the Dex One merger will qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”). Therefore, a holder or other beneficial owner of Dex One common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of such person’s shares of Dex One common stock for shares of Dex Media common stock pursuant to the Dex One merger. Additionally, such a person will not recognize any gain or loss for U.S. federal income tax purposes on account of the implied reverse stock split of shares of Dex One common stock when they are exchanged for shares of Dex Media common stock pursuant to the Dex One merger.

If the transaction is consummated, either out of court or through Chapter 11 cases, the parties intend that the SuperMedia merger also be treated as a reorganization, and provided that it so qualifies, a holder or other beneficial owner of SuperMedia common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of such person’s shares of SuperMedia common stock for shares of Dex Media common stock pursuant to the SuperMedia merger. However, as discussed in more detail below in this document, it is possible that the SuperMedia merger would not be treated as a reorganization, as a result of which a holder or other beneficial owner of SuperMedia common stock would recognize gain or loss in the amount of the difference between the fair market value of the shares of Dex Media common stock received pursuant to the SuperMedia merger and such person’s adjusted tax basis in the shares of SuperMedia common stock exchanged therefor.

No opinion from legal counsel has been given regarding whether the Dex One or SuperMedia merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and neither Dex One nor SuperMedia have requested, nor do they intend to request, a ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the transaction. You should read “Material United States Federal Income Tax Consequences of the Transaction” for a more complete discussion of the U.S. federal income tax consequences of the transaction. Tax matters can be complicated and the tax consequences of the transaction to you will depend on your particular tax situation. We urge you to consult your tax advisor to determine the tax consequences of the transaction to you.

Q:	If I hold any physical stock certificates, should I send them in now?

A:	Dex One Stockholders: No. Dex One shares are held in book-entry form. If the transaction is consummated out of court, after the transaction is completed, Dex Media’s exchange agent will send former Dex One stockholders a letter of transmittal explaining what they must do to exchange their shares of Dex One common stock into book-entry form for the transaction consideration payable to them. If the transaction is consummated through Chapter 11 cases, the Dex Media common stock will be distributed as set forth in the Dex One prepackaged plan. The shares of Dex Media common stock that Dex One stockholders receive in the transaction will be issued in book-entry form.

SuperMedia Stockholders: No. SuperMedia stockholders should keep any SuperMedia stock certificates they hold both now and after the transaction is completed. If the transaction is consummated out of court, after the transaction is completed, Dex Media’s exchange agent will send former SuperMedia stockholders a letter of transmittal explaining what they must do to exchange their shares of SuperMedia common stock into book-entry form in order to receive the transaction consideration payable to them. If the transaction is consummated through Chapter 11 cases, the Dex Media common stock will be distributed as set forth in the SuperMedia prepackaged plan. The shares of Dex Media common stock that SuperMedia stockholders receive in the transaction will be issued in book-entry form.

Q:	What happens if I sell my shares of Dex One or SuperMedia common stock before the voting deadline?

A:	The voting record date, which is also the record date for the Dex One special meeting and the SuperMedia special meeting, is earlier than the voting deadline, which is also the date of the Dex One special meeting and the SuperMedia special meeting, respectively. If you transfer your shares of Dex One common stock after the Dex One record date but before the Dex One special meeting, you will retain your right to vote on the proposals, unless you have transferred your shares with a proxy, but will have transferred the right to receive the merger consideration in the transaction. Similarly, if you transfer your shares of SuperMedia common stock after the SuperMedia record date but before the SuperMedia special meeting, you will retain your right to vote on the proposals, unless you have transferred your shares with a proxy, but will have transferred the right to receive the merger consideration in the transaction. In order to receive the merger consideration, you must hold your shares through the effective date of the transaction.

Q:	What if I hold shares of common stock in both Dex One and SuperMedia?

A:	If you are both a Dex One stockholder and a SuperMedia stockholder, you will receive two separate packages of proxy materials. A vote cast as a Dex One stockholder will not count as a vote cast as a SuperMedia stockholder, and a vote cast as a SuperMedia stockholder will not count as a vote cast as a Dex One stockholder. Therefore, please submit a proxy and ballot for your shares of each of Dex One and SuperMedia common stock.

The Prepackaged Plans

Q:	Why are Dex One and SuperMedia soliciting votes on the prepackaged plans if the transaction can be consummated out of court?

A:

Dex One and SuperMedia have prepared the prepackaged plans as an alternative method of consummating the transaction if the closing conditions contained in the merger agreement are not met or waived or Dex One and SuperMedia do not obtain majority stockholder approval of the transaction from their respective stockholders on an out of court basis. Dex One and SuperMedia may consummate the transaction through Chapter 11 cases if they receive the affirmative vote of a majority of their respective senior secured creditors, including the holders of 2/3 of the aggregate principal amount (counting only those that vote) of each of their respective senior secured credit facilities, that vote on the prepackaged plans and the Bankruptcy Court confirms the prepackaged plans. The Bankruptcy Code also permits the Bankruptcy Court to approve, and for Dex One and SuperMedia to consummate, the respective prepackaged plans even if 2/3 of each of Dex One’s and SuperMedia’s respective shareholders that cast votes do not vote to accept the respective prepackaged plan. If these “cram-down” provisions of the Bankruptcy Code are invoked, the approval of the stockholders to the prepackaged plan will not be required if the Bankruptcy Court confirms such plan. See “Risk Factors— Risks Related to the Prepackaged Plans and Other Bankruptcy Law Considerations”.

Q:	How would the prepackaged plans be implemented?

A:	The prepackaged plans consist of plans of reorganization under Chapter 11 of the Bankruptcy Code that, if confirmed by the Bankruptcy Court, would effect the transaction, including the financing amendments, as further described in “The Prepackaged Plans.”

Q:	What vote is needed for the Bankruptcy Court to confirm the prepackaged plans?

A:	For the prepackaged plans to be confirmed by the Bankruptcy Court without invoking the “cram-down” provisions of the Bankruptcy Code, each class of creditor claims against Dex One and SuperMedia (“Claims”) and each claim of stockholder interests in Dex One and SuperMedia (“Interests”) that is impaired must vote to accept the prepackaged plans. An impaired class of Claims is presumed to accept a plan of reorganization if the holders of at least 2/3 in amount and a majority in number of the Claims in such class who actually cast votes accept the plan. An impaired class of Interests is presumed to accept a plan of reorganization if the holders of at least 2/3 in amount of such class who actually cast votes accept the plan. If the prepackaged plans are confirmed by the Bankruptcy Court and become effective, the prepackaged plans will bind all holders of Claims against and Interests in Dex One or SuperMedia, as applicable, regardless of whether they voted to accept or reject the prepackaged plans and regardless of whether they voted at all on the prepackaged plans. As more fully discussed in the prepackaged plans, only secured creditors and stockholders are impaired classes. Neither the holders of the Dex One’s 12%/14% Senior Subordinated Notes due 2017 (the “Dex One senior subordinated notes”) nor any other classes are impaired under the prepackaged plans.

The confirmation and effectiveness of the prepackaged plans are subject to conditions that may not be satisfied. There can be no assurance that all requirements for confirmation and effectiveness of the prepackaged plans will be satisfied or that the Bankruptcy Court will conclude that the requirements for confirmation and effectiveness of the prepackaged plans have been satisfied. See “The Prepackaged Plans—The Dex One Prepackaged Plan—Confirmation of the Dex One Prepackaged Plan” and “The Prepackaged Plans—The SuperMedia Prepackaged Plan—Confirmation of the SuperMedia Prepackaged Plan.”

If either Dex One or SuperMedia does not receive the requisite acceptances from their respective senior secured creditors to allow the prepackaged plans to be confirmed under the Bankruptcy Code, the prepackaged plans will not be confirmed or become effective.

If the “cram-down” provisions of the Bankruptcy Code are invoked, the acceptance of the stockholders of the prepackaged plan will not be required if the Bankruptcy Court confirms such plan. See “Risk Factors— Risks Related to the Prepackaged Plans and Other Bankruptcy Law Considerations”.

Neither Dex One nor SuperMedia has at this time taken any action approving a bankruptcy filing, and, if the transaction is consummated outside of court, neither Dex One nor SuperMedia will commence a bankruptcy proceeding to consummate the respective prepackaged plan.

Q:	When is the deadline for submitting your proxy and ballot to vote on the applicable prepackaged plan?

A:	All proxy and ballots must be received by Epiq by March 13, 2013 by 1:30 p.m., prevailing Eastern Time, unless extended by Dex One and SuperMedia. If this voting deadline is extended, Dex One and SuperMedia will notify the tabulation agent and send a notice to stockholders and the senior secured creditors or issue a press release or other public announcement no later than 9:00 a.m., prevailing Eastern Time, on the next business day after the scheduled voting deadline. If either special meeting is adjourned, then the voting deadline for the company that adjourns its meeting will be automatically moved to the time that is 30 minutes after the special meeting is reconvened.

Answering Additional Questions

Q:	Who can help answer my questions?

A:	Dex One or SuperMedia stockholders who have questions about the transaction or the other proposals or who desire additional copies of this document or additional proxy and ballots should contact:

Epiq Systems

FDR Station, P.O. Box 5014

New York, New York, 10150-5014

(866) 734-9393 (telephone)

(646) 282-2501 (fax)

SUMMARY

This summary highlights information contained elsewhere in this document. It may not contain all of the information that is important to you. We urge you to carefully read the entire document, including the appendices and the other documents to which we refer in order to fully understand the merger agreement and the related transactions. See “Where You Can Find More Information.” Each item in this summary refers to the first page of this document on which that subject is discussed in more detail.

The Transaction (See page 72)

The transaction being proposed is a stock-for-stock merger between Dex One and SuperMedia under the terms of a merger agreement that is described in this document. The transaction may be consummated either out of court or under the prepackaged plans through Chapter 11 cases. A copy of the merger agreement is attached as Appendix A to this document, a copy of the Dex One prepackaged plan is attached as Appendix F to this document, and a copy of the SuperMedia prepackaged plan is attached as Appendix G to this document. Dex One and SuperMedia encourage you to read the entire merger agreement carefully because it is the principal document governing the transaction. Dex One and SuperMedia also encourage you to read the prepackaged plans, because they will be the principal documents governing the transaction if the transaction is consummated through Chapter 11 cases.

Structure of the Transaction (See page 130)

Subject to the terms and conditions contained in the merger agreement and the prepackaged plans, if applicable, the transaction will comprise the following steps:

•

First, the Dex One merger will occur, in which Dex One will merge with and into its direct, wholly owned subsidiary, Newdex, with Newdex surviving the merger. After the Dex One merger, each share of common stock of Dex One will have been converted into 0.2 shares of common stock of Newdex (the Dex One Exchange Ratio) and holders of Dex One common stock will own 100% of the common stock of Newdex.

•

Second, immediately following the consummation of the Dex One merger, the SuperMedia merger will occur, in which Merger Sub, a direct wholly owned subsidiary of Newdex, will merge with and into SuperMedia, with SuperMedia surviving the merger as a direct wholly owned subsidiary of Newdex. After the SuperMedia merger with Merger Sub, each share of common stock of SuperMedia will have been converted into 0.4386 shares of common stock of Newdex (the SuperMedia Exchange Ratio), resulting in holders of SuperMedia common stock owning approximately 40% of the common stock of Newdex and former holders of Dex One common stock owning approximately 60% of the common stock of Newdex. In the event the transaction is consummated through Chapter 11 cases, the respective percentage of Newdex common stock held by SuperMedia common stockholders and Dex One common stockholders upon consummation of the transaction may be subject to adjustment if Dex One, with the consent of SuperMedia, exercises its option to issue and distribute Newdex common stock under the employee benefit plans designated by Dex Media. See the section titled “The Prepackaged Plans.”

•

As a result of the mergers, SuperMedia will be a direct wholly owned subsidiary of Newdex. Newdex will change its name to Dex Media, Inc. Prior to the consummation of the transaction, Dex Media will apply to list its common stock on either the New York Stock Exchange (“NYSE”) or the NASDAQ Stock Market (“NASDAQ”), subject to official notice of issuance.

Under the prepackaged plans, Dex One and SuperMedia will be able to take additional actions necessary or appropriate to effect the transaction.

The following diagrams illustrate in simplified terms the current abbreviated corporate structures of Dex One and SuperMedia and the abbreviated corporate structure of Dex Media (and approximate ownership percentages and indebtedness outstanding as of December 31, 2012) following the consummation of the transaction:

Consideration to Be Received in the Transaction; Ownership of Dex Media After the Transaction

Upon completion of the transaction, whether consummated out of court or in Chapter 11 cases: (a) Dex One stockholders will receive 0.2 shares of Dex Media common stock for each share of Dex One common stock that they own, which reflects a 1-for-5 reverse stock split of Dex One common stock and (b) SuperMedia stockholders will receive 0.4386 shares of Dex Media common stock for each share of SuperMedia common stock that they own. These exchange ratios are fixed and will not be adjusted based on changes in the market value of the common stock of SuperMedia or Dex One or based on other changes. Because of this, the implied dollar value of the consideration to SuperMedia stockholders will fluctuate with changes in the market price of a share of Dex One common stock. Based on the closing price of $1.24 of Dex One common stock on The New York Stock Exchange (“NYSE”) on August 20, 2012, the last trading day before public announcement of the transaction, the 0.4386 ratio represented $2.72 in value for each share of SuperMedia common stock, assuming the value of one Dex Media share would be equivalent to five Dex One shares, reflecting the 1-for-5 reverse stock split. Based on the closing price of $1.77 of Dex One common stock on the NYSE on February 6, 2013, the latest practicable date before the date of this document, the exchange ratio represented $3.88 in value for each share of SuperMedia common stock.

Treatment of Stock Awards (See page 131)

Dex One

The merger agreement specifies how equity compensation awards issued by Dex One prior to completion of the transaction will be treated in the transaction. Upon completion of the transaction:

•

each outstanding option issued by Dex One to acquire Dex One common stock, whether vested or unvested, will (1) if the closing price of Dex One common stock on the NYSE on the day before the closing date is less than or equal to the exercise price for such option to acquire Dex One common stock, be cancelled for no value; and (2) if the closing price of Dex One common stock on the NYSE on the day before the closing date is more than the exercise price for such option to acquire Dex One common stock, be converted into a fully vested option to purchase a number of shares of Dex Media common stock equal to the number of shares of Dex One common stock subject to such option multiplied by 0.2, and the per share exercise price for Dex Media common stock issuable upon such converted option will be equal to the exercise price of such converted option divided by 0.2 and rounded up to the nearest whole cent;

•	each restricted share of Dex One common stock will be converted into a number of shares of Dex Media common stock equal to the number of restricted shares multiplied by 0.2;

•

each restricted stock unit denominated in shares of Dex One common stock that is unsettled immediately prior to the effective time will become vested and converted into the right to receive a number of shares of Dex Media common stock equal to the “target” number of stock units set forth in the applicable restricted stock unit award agreement multiplied by 0.2; and

•

each stock appreciation right in respect of Dex One common stock that is unsettled immediately prior to the completion of the transaction will be cancelled and will only entitle its holder to receive a number of shares of Dex Media common stock equal to (1) the excess, if any, of the closing price of Dex One common stock on the NYSE on the day before the closing date over the base price (as defined in the applicable Dex One stock appreciation right agreement), divided by (2) the closing price of Dex One common stock on the NYSE on the day before the closing date, multiplied by (3) the number of shares of Dex One common stock subject to such Dex One stock appreciation right immediately prior to the completion of the transaction, multiplied by (4) 0.2.

SuperMedia

The merger agreement specifies how equity compensation awards issued by SuperMedia prior to completion of the transaction will be treated in the transaction. Upon completion of the transaction:

•

each outstanding option issued by SuperMedia to acquire SuperMedia common stock will be cancelled and each holder of such options will be paid in cash an amount equal to (1) the excess, if any, of the closing sale price on the day before the closing date of a share of SuperMedia common stock over the exercise price of such outstanding option multiplied by (2) the number of shares of SuperMedia common stock subject to such options;

•

each restricted share of SuperMedia common stock will be converted into a number of shares of Dex Media common stock equal to the number of shares of SuperMedia common stock underlying such restricted share multiplied by 0.4386; and

•

each restricted stock unit denominated in shares of SuperMedia common stock that is unsettled immediately prior to the effective time will be settled in accordance with the terms of the applicable SuperMedia stock plan and award agreement under which it was granted. To the extent such restricted stock units are settled in SuperMedia common stock, such SuperMedia common stock will receive Dex Media common stock in connection with the transaction in the same manner as all other shares of SuperMedia common stock.

Pursuant to the terms of the merger agreement, all outstanding options to acquire SuperMedia common stock not exercised by immediately prior to the effective time will be cancelled. Immediately prior to the effective time, all SuperMedia restricted stock units will vest and be settled in SuperMedia common stock.

Material United States Federal Income Tax Consequences of the Transaction (See page 211)

If the transaction is consummated, either out of court or through Chapter 11 cases, the Dex One merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Therefore, a holder or other beneficial owner of Dex One common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of such person’s shares of Dex One common stock for shares of Dex Media common stock pursuant to the Dex One merger. Additionally, such a person will not recognize any gain or loss for U.S. federal income tax purposes on account of the implied reverse stock split of shares of Dex One common stock when they are exchanged for shares of Dex Media common stock pursuant to the Dex One merger.

If the transaction is consummated, either out of court or through Chapter 11 cases, the parties intend that the SuperMedia merger also be treated as a reorganization, and provided that it so qualifies, a holder or other beneficial owner of SuperMedia common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of such person’s shares of SuperMedia common stock for shares of Dex Media common stock pursuant to the SuperMedia merger. However, as discussed in more detail below, it is possible that the SuperMedia merger would not be treated as a reorganization, as a result of which a holder or other beneficial owner of SuperMedia common stock would recognize gain or loss in the amount of the difference between the fair market value of the shares of Dex Media common stock received pursuant to the SuperMedia merger and such person’s adjusted tax basis in the shares of SuperMedia common stock exchanged therefor.

No opinion from legal counsel has been given regarding whether the Dex One or SuperMedia merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and neither Dex One nor SuperMedia have requested, nor do they intend to request, a ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the transaction. As a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to the parties intended treatment of the SuperMedia merger. SuperMedia stockholders should consult their own tax advisers regarding the possible treatment of the merger as a fully taxable transaction.

Recommendation of the Board of Directors of Dex One (See page 87)

After careful consideration, the Dex One board of directors has approved and adopted the merger agreement and the transactions it contemplates. In addition, the Dex One board of directors has determined that the merger agreement and the transactions it contemplates are advisable and in the best interests of Dex One and its stockholders. For more information regarding the factors considered by the Dex One board of directors in reaching its decisions relating to its recommendations, see the section entitled “Proposal 1: The Transaction – Dex One’s Reasons for the Transaction; Recommendation of the Dex One Board of Directors.” The Dex One board of directors unanimously recommends that the Dex One stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions it contemplates, vote “FOR” the proposal to approve, on a non-binding, advisory basis, the compensation that may be paid to Dex One’s named executive officers that is based on or otherwise relates to the transaction, vote “FOR” the proposal to approve the adjournment of the Dex One special meeting, if necessary or appropriate, to permit further solicitation of proxies and vote to “ACCEPT” the Dex One prepackaged plan.

Dex One has not at this time taken any action approving a bankruptcy filing, and, if the transaction is consummated outside of court, Dex One will not commence a bankruptcy proceeding to consummate the prepackaged plan.

Recommendation of the Board of Directors of SuperMedia (See page 90)

After careful consideration, the SuperMedia board of directors has approved and adopted the merger agreement and the transactions it contemplates. In addition, the SuperMedia board of directors has determined that the merger agreement and the transactions it contemplates are advisable and in the best interests of SuperMedia and its stockholders. For more information regarding the factors considered by the SuperMedia board of directors in reaching its decisions relating to its recommendations, see the section entitled “Proposal 1: The Transaction – SuperMedia’s Reasons for the Transaction; Recommendation of the SuperMedia Board of Directors.” The SuperMedia board of directors unanimously recommends that the SuperMedia stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions it contemplates, vote “FOR” the proposal to approve, on a non-binding, advisory basis, the compensation that may be paid to SuperMedia’s named executive officers that is based on or otherwise relates to the transaction, vote “FOR” the proposal to approve the adjournment of the SuperMedia special meeting, if necessary or appropriate, to permit further solicitation of proxies and vote to “ACCEPT” the SuperMedia prepackaged plan.

SuperMedia has not at this time taken any action approving a bankruptcy filing, and, if the transaction is consummated outside of court, SuperMedia will not commence a bankruptcy proceeding to consummate the prepackaged plan.

Opinions of Financial Advisors

Dex One (See page 93)

Houlihan Lokey Capital, Inc.

On December 5, 2012 Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) rendered an oral opinion to the Dex One board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated December 5, 2012) to the effect that, as of December 5, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, as set forth in the written opinion, and other matters considered by Houlihan Lokey in preparing its opinion, the exchange ratio was fair, from a financial point of view, to holders of Dex One common stock.

Houlihan Lokey’s opinion was directed to the Dex One board of directors and only addressed the fairness from a financial point of view of the exchange ratio and does not address any other aspect or implication of the merger agreement or the transactions it contemplates. The summary of Houlihan Lokey’s opinion in this document is qualified in its entirety by reference to the full text of its written opinion, which is included as Appendix D to this document and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this document are intended to be, and do not constitute, advice or a recommendation to the Dex One board of directors or any stockholder as to how to act or vote with respect to the mergers or related matters. See “Proposal 1: The Transaction – Opinion of Dex One’s Financial Advisor.”

Houlihan Lokey’s opinion did not address the prepackaged plans, and Houlihan Lokey did not express any opinion or recommendation as to any other terms of the prepackaged plans or the aggregate terms of the prepackaged plans, or any other plan of reorganization under the Bankruptcy Code.

SuperMedia (See page 102)

Morgan Stanley & Co. LLC

At the meeting of the board of directors of SuperMedia on December 5, 2012, Morgan Stanley & Co. LLC (“Morgan Stanley”) rendered its oral and written opinion to the board of directors of SuperMedia that as of such date, and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in its written opinion, the SuperMedia Exchange Ratio was fair from a financial point of view to the holders of shares of SuperMedia common stock (other than shares owned by Dex One, Newdex, SuperMedia or any of their respective subsidiaries, referred to as the “excluded shares”).

The full text of the written opinion of Morgan Stanley, dated as of December 5, 2012, is attached hereto as Appendix E and is incorporated into this document by reference. The opinion sets forth, among other things, assumptions made, procedures followed, matters considered and qualifications to and limitations of the review undertaken by Morgan Stanley in rendering its opinion. Holders of SuperMedia common stock are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the board of directors of SuperMedia, in its capacity as such, and addresses only the fairness, from a financial point of view to the holders of shares of SuperMedia common stock (other than the excluded shares), of the SuperMedia Exchange Ratio pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion does not address any other term or aspect of the mergers or any related transactions (including the amendment of SuperMedia’s and Dex One’s credit facilities, the tax sharing agreement and the shared services agreement). Morgan Stanley’s opinion does not in any manner address (1) the fairness of the amount or nature of the compensation to any of the officers, directors or employees of any of the parties to the merger agreement, or any class of such persons, relative to the consideration to be received by the holders of shares of SuperMedia common stock in the transaction, (2) the solvency, creditworthiness or fair value of SuperMedia, Dex One or Dex Media under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (3) the absolute or relative recoveries available to the holders of SuperMedia common stock or the holders of any other class of securities, creditors or other constituencies of SuperMedia or Dex One in any bankruptcy or other insolvency proceeding, liquidation or restructuring, (4) any plan of reorganization under the Bankruptcy Code, including the prepackaged plans, (5) the underlying business decision to proceed with or effect the mergers, the amendment of SuperMedia’s and Dex One’s credit facilities, the tax sharing agreement, the shared services agreement or any plan of reorganization under the Bankruptcy Code, including the prepackaged plans, (6) the availability or advisability of any alternatives, or (7) how any stockholder of SuperMedia or Dex One should vote at any stockholders meeting held in connection with the transaction or any other matter or how any other constituency should vote in connection with the prepackaged plans, if applicable.

Interests of Certain Persons in the Transaction (See page 118)

Dex One

Dex One’s executive officers and directors have interests in the transaction as individuals that are different from, or in addition to, the interests of Dex One’s stockholders generally. The Dex One board of directors was aware of these interests and considered them, among other matters, in approving and adopting the merger agreement and the transactions it contemplates. These interests include (1) the appointment of five current directors of Dex One as directors of Dex Media upon completion of the transaction, (2) all stock options, restricted stock, restricted stock units denominated in shares of Dex One common stock and stock appreciation rights in respect of Dex One common stock will each be settled upon the completion of the transaction as described in the section entitled “The Merger Agreement—Treatment of Stock Awards—Dex One,” and (3) existing employment agreements and other arrangements between Dex One and certain executive officers that provide for severance and other benefits in connection with a qualifying termination of employment following a change of control. The Dex One board of directors has deemed that the transaction will constitute a change in control for purposes of those arrangements.

As of December 31, 2012, Dex One executive officers as a group held stock options to acquire 2,218,750 shares of Dex One common stock (with a weighted average exercise price of $11.17), 457,767 shares of Dex One restricted stock, 325,000 restricted stock units in respect of Dex One common stock and 81,576 stock appreciation rights in respect of Dex One common stock, and Dex One’s non-employee directors as a group held no stock options to acquire shares of Dex One common stock, no shares of Dex One restricted stock, no restricted stock units in respect of Dex One common stock and no stock appreciation rights in respect of Dex One common stock. Dex One’s executive officers and directors also have rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the transaction. See “Proposal 1: The Transaction— Interests of Certain Persons in the Transaction—Dex One” for additional information.

SuperMedia

SuperMedia’s executive officers and directors have interests in the transaction as individuals that are different from, or in addition to, the interests of SuperMedia’s stockholders generally. The SuperMedia board of directors was aware of these interests and considered them, among other matters, in approving and adopting the merger agreement and the transactions it contemplates. These interests include (1) the appointment of Peter McDonald, the current President and Chief Executive Officer of SuperMedia, and Samuel D. Jones, the current Executive Vice President, Chief Financial Officer and Treasurer of SuperMedia, as the Chief Executive Officer and President and the Chief Financial Officer of Dex Media, respectively, upon completion of the transaction as described in the section entitled “Proposal 1: The Transaction—Board of Directors and Management of Dex Media following Completion of the Transaction,” (2) the appointment of five current directors of SuperMedia (including Mr. McDonald) as directors of Dex Media upon completion of the transaction, (3) the settlement of stock options, restricted stock and restricted stock units denominated in shares of SuperMedia common stock will each be settled upon the completion of the transaction as described in the section entitled “The Merger Agreement—Treatment of Stock Awards—SuperMedia,” (4) existing employment agreements and other arrangements between SuperMedia and certain executive officers that provide for severance and other benefits in connection with a qualifying termination of employment following a change of control such as the transaction, (5) one of SuperMedia’s directors, John Slater, is employed by a significant holder of common stock and senior indebtedness of SuperMedia and Dex One and the consummation of the transaction may be a material factor in determining discretionary compensation he may be paid by his employer and (6) Mr. Slater served as a member of the unofficial steering committee of SuperMedia’s secured lenders that negotiated the terms of the financing amendments. The SuperMedia board of directors has deemed that the transaction will constitute a change in control for purposes of these arrangements.

As of January 25, 2013, SuperMedia executive officers as a group held stock options to acquire 253,500 shares of SuperMedia common stock (with a weighted average exercise price of $7.89), 306,300 shares of SuperMedia restricted stock, and 57,014 restricted stock units in respect of SuperMedia common stock, and SuperMedia’s non-employee directors as a group held 88,842 shares of SuperMedia restricted stock and 9,459 restricted stock units in respect of SuperMedia common stock. SuperMedia’s executive officers and directors also have rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the transaction. See “Proposal 1: The Transaction— Interests of Certain Persons in the Transaction—SuperMedia” for additional information.

Board of Directors of Dex Media Following Completion of the Transaction (See page 117)

Upon completion of the transaction, whether consummated out of court or through Chapter 11 cases, the board of directors of Dex Media will consist of ten members comprising:

•	the five current Dex One non-employee directors, including Alan F. Schultz as chairman of the board of Dex Media;

•	four current SuperMedia non-employee directors designated by SuperMedia; and

•	Mr. McDonald, who will be the Chief Executive Officer of Dex Media.

Regulatory Approvals Required for the Transaction (See page 118)

Currently, no filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), is believed to be necessary for the transaction to be completed. Depending upon fluctuations in the fair market value of SuperMedia’s common stock prior to the closing of the transaction, however, it may be necessary for the parties to make the requisite filings and wait the applicable waiting periods under the HSR Act.

Conditions That Must Be Satisfied or Waived for the Transaction to Occur (See page 141)

Whether or when the transaction will be completed depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others:

•

in the out of court transaction, obtaining the separate approvals of the merger agreement and the transactions it contemplates from a majority of the Dex One stockholders and the SuperMedia stockholders or, in the Chapter 11 alternative, obtaining acceptances of at least 2/3 of each of the Dex One and SuperMedia stockholders voting with respect to the Dex One prepackaged plan and the SuperMedia prepackaged plan, respectively;

•	the approval of the listing of Dex Media common stock to be issued in the transaction on either the NYSE or NASDAQ, subject to official notice of issuance;

•

in the out of court transaction, the receipt of all necessary consents of Dex One’s senior secured creditors to the transaction and the execution of each of Dex One’s required financing amendments by senior secured creditors holding 100% of Dex One’s senior secured debt or, in the prepackaged Chapter 11 alternative, with respect to each of Dex One’s senior secured credit facilities, the receipt of acceptances of at least 2/3 of Dex One’s senior secured creditors in amount and a majority in number of the senior secured creditors who actually vote to accept or reject the Dex One prepackaged plan;

•

in the out of court transaction, the receipt of all necessary consents of SuperMedia’s senior secured creditors to the transaction and the execution of each of SuperMedia’s required financing amendments by senior secured creditors holding 100% of SuperMedia’s senior secured debt or, in the prepackaged Chapter 11 alternative, the receipt of acceptances of at least 2/3 of SuperMedia’s senior secured creditors in amount and a majority in number of the senior secured creditors who actually vote to accept or reject the SuperMedia prepackaged plan;

•	obtaining required governmental and regulatory approvals;

•	the effectiveness of the Form S-4 and the absence of a stop order suspending such effectiveness or of proceedings for that purpose initiated or threatened by the SEC;

•	if the transaction is consummated through prepackaged Chapter 11 cases, Bankruptcy Court approval and effectiveness of the prepackaged plans;

•	the absence of any legal prohibition on consummation of the transaction;

•	the absence of a material adverse change in Dex One or SuperMedia, respectively;

•

no required governmental and regulatory approvals result in the imposition of conditions that would reasonably be expected to have a material adverse effect on either Dex One or SuperMedia, or on Dex Media upon completion of the transaction;

•	the accuracy of the representations and warranties of the parties to the merger agreement (subject to the materiality standards set forth in the merger agreement);

•	the execution of a tax sharing agreement and a shared services agreement by Dex One, SuperMedia and certain of their subsidiaries; and

•	material performance of all the covenants of the parties to the merger agreement.

Several of the conditions to the obligations of the parties to close the transaction are beyond our control and we cannot be certain when, or if, the conditions to the transaction will be satisfied or waived.

Termination of the Merger Agreement (See page 143)

Dex One and SuperMedia may agree to terminate the merger agreement without completing the transaction, even after stockholder approval, if the termination is approved by each of our boards of directors.

In addition, the merger agreement may be terminated by either party in the following circumstances:

•	if a governmental entity has issued a final and nonappealable order permanently enjoining or prohibiting the transaction;

•

if the transaction has not been completed on or before June 30, 2013, unless the failure to complete the transaction by that date is due to a breach of the merger agreement by the party seeking to terminate the agreement;

•

if there is a breach of the agreement by the other party (or, in the case of Dex One, a breach of the agreement by Dex Media or Merger Sub) that would cause the closing conditions described above not to be satisfied, unless the breach is capable of being, and is, cured within 30 days of notice of the breach and provided that the terminating party is not itself in breach such that the closing conditions would not be satisfied;

•

if the other party fails to recommend the approval of the transaction to its stockholders, modifies its recommendation in a manner adverse to the terminating party or recommends (or fails to recommend against) an alternative transaction;

•

if either party fails to obtain sufficient stockholder votes to allow the transaction to be consummated out of court and fails to obtain sufficient stockholder votes for the stockholders to be deemed to have accepted such party’s prepackaged plan;

•

if either party fails to obtain sufficient stockholder votes for the stockholders to be deemed to have accepted such party’s prepackaged plan, when such party’s creditors have not unanimously approved the applicable financing amendments;

•

if either party’s board of directors determines in good faith that the amendment and extension of Dex One or SuperMedia’s credit facilities will not be achieved prior to the outside date of the transaction in such a way that is satisfactory to both Dex One and SuperMedia; or

•

if either party’s board of directors determines in good faith that, if the transaction is to be consummated through Chapter 11 cases, either the Dex One prepackaged plan or the SuperMedia prepackaged plan will not become effective prior to the outside date of the transaction.

Expenses and Expense Reimbursement (See pages 141 and 144, respectively)

Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, subject to the specific exceptions discussed in this document. Upon termination of the merger agreement under specified circumstances, Dex One or SuperMedia may be required to pay the other party an expense reimbursement of up to a maximum amount of $7.5 million. See “The Merger Agreement—Expense Reimbursement” for a complete discussion of the circumstances under which a party may be required to pay an expense reimbursement.

The Rights of Dex One and SuperMedia Stockholders Will Be Governed by Dex Media’s Governing Documents after the Transaction (See page 217)

The rights of Dex One and SuperMedia stockholders will change as a result of the transaction. The legal rights of current Dex One and SuperMedia stockholders will, following completion of the transaction, be governed by the Dex Media certificate of incorporation and the Dex Media bylaws. This document contains a description of the material differences in stockholder rights. See “Comparison of Rights of Dex One and SuperMedia Stockholders.”

No Appraisal Rights (See page 117)

Under Delaware law, neither holders of Dex One common stock nor holders of SuperMedia common stock are entitled to appraisal rights in connection with the transaction, whether consummated out of court or through Chapter 11 cases.

Comparative Market Prices and Share Information (See page 230)

Dex One common stock is quoted on the New York Stock Exchange under the symbol “DEXO.” SuperMedia common stock is quoted on NASDAQ under the symbol “SPMD.” The following table shows the closing sale prices of Dex One common stock and SuperMedia common stock as reported on the NYSE or NASDAQ, respectively, on August 20, 2012, the last trading day before we announced the transaction, and on February 6, 2013, the last practicable trading day before the distribution of this document. This table also shows the implied value of the transaction consideration proposed for each share of Dex One common stock and SuperMedia common stock.

	Dex One Common Stock	SuperMedia Common Stock	Implied Value of One Share of Dex One Common Stock(1)	Implied Value of One Share of SuperMedia Common Stock(2)
At August 20, 2012	$1.24	$2.58	$1.24	$2.72
At February 6, 2013	1.77	3.91	1.77	3.88

(1)	As a result of the Dex One merger, for each share of Dex One common stock, each Dex One stockholder will receive one-fifth of a share of Dex Media common stock. Consequently, the implied value of a share of Dex Media common stock for any given day is calculated as five times the closing price of Dex One common stock on such day ($6.20 at August 20, 2012 and $8.85 at February 6, 2013, which reflects a 1-for-5 reverse stock split of Dex One common stock). While the implied value of a share of Dex Media is five times the implied value of a share of Dex One common stock, Dex One stockholders will receive one-fifth of a share of Dex Media common stock, so it is estimated that the mergers will have no economic effect on a holder of Dex One common stock.
(2)	Calculated by multiplying the implied value of Dex Media common stock ($6.20 at August 20, 2012 and $8.85 at February 6, 2013) by 0.4386 (the exchange ratio for SuperMedia common stock).

The market price of Dex One common stock and SuperMedia common stock will fluctuate prior to the special meetings and before the transaction is completed. You should obtain current market quotations for the shares.

Tax Sharing Agreement (See page 145)

Concurrently with the completion of the transaction, (1) Dex One Service LLC and SuperMedia and its subsidiaries will enter into a Tax Sharing Agreement (the “SuperMedia Tax Sharing Agreement”) that will govern the respective rights, responsibilities and obligations of SuperMedia and its subsidiaries after the transaction with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns and (2) Dex One and its subsidiaries will enter into an amended and restated tax sharing agreement (the “Dex A&R Tax Sharing Agreement”) to reflect items and provisions reflected in the SuperMedia Tax Sharing Agreement.

Shared Services Agreement (See page 146)

Concurrently with the completion of the transaction, Dex One and its subsidiaries and SuperMedia and its subsidiaries will enter into an Amended and Restated Shared Services Agreement (the “Shared Services Agreement”). Pursuant to the terms of the Shared Services Agreement, Dex One Service LLC, a wholly owned subsidiary of Dex One, and SuperMedia LLC, a wholly-owned subsidiary of SuperMedia, will provide certain specified services or pay for certain services provided by other entities, to Dex Media and all of its direct and indirect subsidiaries. Dex One Service LLC will allocate costs between the Dex One entities and the SuperMedia entities based on the relative proportions of prior year net revenues. It is expected that once the integration of SuperMedia and Dex One is complete, SuperMedia LLC will no longer be a provider of services to Dex Media and its subsidiaries.

Description of Certain Indebtedness (See page 202)

Among the conditions that must be met prior to the consummation of the transaction out of court is the receipt of necessary consents of Dex One’s and SuperMedia’s senior secured creditors to the transaction and the execution of financing amendments by senior secured creditors holding 100% of the indebtedness under each of the three separate credit facilities of three of Dex One’s wholly owned subsidiaries as borrowers and by senior secured creditors holding 100% of the indebtedness under SuperMedia’s credit facility. If the transaction is consummated under the prepackaged plans through Chapter 11 cases, Dex One and SuperMedia must receive acceptances of at least 2/3 of their respective senior secured creditors in amount and a majority in number of the senior secured creditors who actually vote to accept or reject the Dex One prepackaged plan or the SuperMedia prepackaged plan, respectively.

Term sheets setting forth the terms of the proposed financing amendments are attached to the merger agreement and the proposed amendments are attached to the prepackaged plans. Tables summarizing certain key terms of the proposed financing amendments follow (reference to the actual credit agreement should be made for actual terms and computations of the calculations set forth below):

DME Credit Facility

Key Term	Current Credit Facility	Amended and Restated Credit Facility
Maturity Date	October 24, 2014	December 31, 2016

Interest Rate Spreads

ABR Loans

The highest of (1) the prime rate, (2) the federal funds effective rate plus 0.50% and (3) one month Adjusted LIBO Rate (as defined under the applicable credit agreement) plus 1.00%, in each case as in effect on such day plus an interest rate margin for base rate loans. The interest rate margin for base rate loans is (a) 1.50% per annum if the leverage ratio is greater than or equal to 2.75x; (b) 1.25% per annum if the leverage ratio is greater than or equal to 2.50x but less than 2.75x and (c) 1.00% per annum if the leverage ratio is less than 2.50x.

Eurodollar Loans

Adjusted LIBO Rate plus an interest rate margin for Eurodollar loans. The interest rate margin for Eurodollar loans is (a) 2.50% per

ABR Loans

The highest (subject to a floor of 4.00%) of (1) the prime rate, (2) the federal funds effective rate plus 0.50% and (3) one month Adjusted LIBO Rate plus 1.00%, in each case as in effect on such day plus an interest rate margin for base rate loans. The interest rate margin for base rate loans will be 2.00% per annum.

Eurodollar Loans

The higher of (1) Adjusted LIBO Rate and (2) 3.00%, in each case plus an interest rate margin for Eurodollar loans. The interest rate margin for Eurodollar loans will be 3.00% per annum. DME will be able to elect interest periods of one, two, three or six months for Eurodollar borrowings.

Key Term	Current Credit Facility	Amended and Restated Credit Facility

annum if the leverage ratio is greater than or equal to 2.75x; (b) 2.25% per annum if the leverage ratio is greater than or equal to 2.50x but less than 2.75x and (c) 2.00% per annum if the leverage ratio is less than 2.50x. DME may elect interest periods of one, two, three or six months for Eurodollar borrowings.

Amortization	Quarterly amortization payments of $29,119,073 with remaining outstanding amounts due at maturity.

Quarterly amortization payments of

(1) $16,250,000 for each fiscal quarter in fiscal 2013,

(2) $13,750,000 for each fiscal quarter in fiscal 2014 and

(3) $11,250,000 for each fiscal quarter in fiscal 2015 and 2016, with all remaining outstanding amounts due at maturity.

Leverage Ratio	Requires a ratio at the end of each fiscal quarter not to exceed 5.00x.

Requires a ratio at the end of each fiscal quarter below not exceeding the ratio set forth below opposite such fiscal quarter:

Fiscal Quarter    Leverage Ratio

1Q 2013                  5.00x

2Q 2013                  5.00x

3Q 2013                  5.00x

4Q 2013                  5.00x

1Q 2014                  4.9375x

2Q 2014                  4.875x

3Q 2014                  4.8125x

4Q 2014                  4.75x

1Q 2015                  4.6875x

2Q 2015                  4.625x

3Q 2015                  4.5625x

4Q 2015                  4.50x

1Q 2016                  4.375x

2Q 2016                  4.25x

3Q 2016                  4.125x

4Q 2016                  4.00x

Interest Coverage Ratio	None	Not less than 1.1 to 1.0 at the end of each fiscal quarter.

DMW Credit Facility

Key Term	Current Credit Facility	Amended and Restated Credit Facility

Maturity Date	October 24, 2014	December 31, 2016

Interest Rate Spreads

ABR Loans

The highest (subject to a floor of 4.00%) of (1) the prime rate, (2) the federal funds effective rate plus 0.50%, (3) one month Adjusted LIBO Rate plus 1.00% and (4) 4.00%, in each case as in effect on such day plus an interest rate margin for base rate loans. The interest rate margin for base rate loans is (a) 3.50% per annum if the leverage ratio is greater than or equal to 2.75x; (b)

ABR Loans

The highest (subject to a floor of 4.00%) of (1) the prime rate, (2) the federal funds effective rate plus 0.50% and (3) one month Adjusted LIBO Rate plus 1.00%, in each case as in effect on such day plus an interest rate margin for base rate loans. The interest rate margin for base rate loans will be 4.00% per annum.

Key Term	Current Credit Facility	Amended and Restated Credit Facility

3.25% per annum if the leverage ratio is greater than or equal to 2.50x but less than 2.75x and (c) 3.00% per annum if the leverage ratio is less than 2.50x.

Eurodollar Loans

The higher of (1) Adjusted LIBO Rate and (2) 3.00%, in each case plus an interest rate margin for Eurodollar loans. The interest rate margin for Eurodollar loans is (a) 4.50% per annum if the leverage ratio is greater than or equal to 2.75x; (b) 4.25% per annum if the leverage ratio is greater than or equal to 2.50x but less than 2.75x and (c) 4.00% per annum if the leverage ratio is less than 2.50x. DMW may elect interest periods of one, two, three or six months for Eurodollar borrowings.

Eurodollar Loans

The higher of (1) Adjusted LIBO Rate and (2) 3.00%, in each case plus an interest rate margin for Eurodollar loans. The interest rate margin for Eurodollar loans will be 5.00% per annum. DMW may elect interest periods of one, two, three or six months for Eurodollar borrowings.

Amortization	Quarterly amortization payments of $4,647,054 with remaining outstanding amounts due at maturity.	Quarterly amortization payments of $11,250,000 for each fiscal quarter in fiscal 2013 through fiscal 2016, with all remaining outstanding amounts due at maturity on December 31, 2016.

Leverage Ratio	Requires a ratio at the end of each fiscal quarter not to exceed 5.25x.

Requires a ratio at the end of each fiscal quarter below not exceeding the ratio set forth below opposite such fiscal quarter:

Fiscal Quarter      Leverage Ratio

1Q 2013                      3.50x

2Q 2013                      3.50x

3Q 2013                      3.50x

4Q 2013                      3.50x

1Q 2014                      3.50x

2Q 2014                      3.42x

3Q 2014                      3.34x

4Q 2014                      3.25x

1Q 2015                      3.1875x

2Q 2015                      3.125x

3Q 2015                      3.0625x

4Q 2015                      3.00x

1Q 2016                      2.875x

2Q 2016                      2.75x

3Q 2016                      2.625x

4Q 2016                      2.5x

Interest Coverage Ratio	Not less than 1.35 to 1.0 at the end of each fiscal quarter.	Not less than 2.0 to 1.0 at the end of each fiscal quarter.

RHDI Credit Facility

Key Term	Current Credit Facility	Amended and Restated Credit Facility

Maturity Date	October 24, 2014	December 31, 2016

Interest Rate Spreads

ABR Loans

The highest (subject to a floor of 4.00%) of (1) the prime rate, (2) the federal funds effective rate plus 0.50%, (3) one month Adjusted LIBO Rate plus 1.00% and (4) 4.00%, in each case as in effect on such day plus an interest rate margin for base rate loans. The interest rate margin for base rate loans is (a) 5.25% per annum if the leverage ratio is greater than or equal to 4.25x or (b) 5.00% per annum if the leverage ratio is less than 4.25x.

Eurodollar Loans

The higher of (1) Adjusted LIBO Rate and (2) 3.00%, in each case plus an interest rate margin for Eurodollar loans. The interest rate margin for Eurodollar loans is (a) 6.25% per annum if the leverage ratio is greater than or equal to 4.25x or (b) 6.00% per annum if the leverage ratio is less than 4.25x. RHDI may elect interest periods of one, two, three or six months for Eurodollar borrowings.

ABR Loans

The highest (subject to a floor of 4.00%) of (1) the prime rate, (2) the federal funds effective rate plus 0.50%, and (3) one month Adjusted LIBO Rate plus 1.00%, in each case as in effect on such day plus an interest rate margin for base rate loans. The interest rate margin for base rate loans will be 5.75% per annum.

Eurodollar Loans

The higher of (1) Adjusted LIBO Rate and (2) 3.00%, in each case plus an interest rate margin for Eurodollar loans. The interest rate margin for Eurodollar loans will be 6.75% per annum. RHDI may elect interest periods of one, two, three or six months for Eurodollar borrowings.

Amortization	Quarterly amortization payments of $10,833,247 with all remaining amounts due at maturity.

Quarterly amortization payments of (1) $10,000,000 for each fiscal quarter in fiscal 2013 and fiscal 2014,

(2) $7,500,000 for each fiscal quarter in fiscal 2015 and

(3) $6,250,000 for each fiscal quarter in fiscal 2016, with all remaining outstanding amounts due at maturity.

Leverage Ratio

Requires a ratio at the end of each fiscal quarter below not exceeding the ratio set forth below opposite such fiscal quarter

Fiscal Quarter      Leverage Ratio

6/30/2012                         5.00x

9/30/2012                         4.75x

12/31/2012                       4.75x

3/31/2013                         4.50x

6/30/2013                         4.50x

9/30/2013                         4.25x

12/31/2013                       4.25x

3/31/2014                         4.00x

and thereafter

Requires a ratio at the end of each fiscal quarter below not exceeding the ratio set forth below opposite such fiscal quarter:

Fiscal Quarter      Leverage Ratio 1Q 2013                    5.50x

2Q 2013                    5.50x

3Q 2013                    5.50x

4Q 2013                    5.50x

1Q 2014                    5.4625x

2Q 2014                    5.425x

3Q 2014                    5.3875x

4Q 2014                    5.35x

1Q 2015                    5.3125x

2Q 2015                    5.275x

3Q 2015                    5.2375x

4Q 2015                    5.20x

1Q 2016                    5.15x

2Q 2016                    5.10x

3Q 2016                    5.05x

4Q 2016                    5.0x

Interest Coverage Ratio	Not less than 1.75x as of September 30, 2012, stepping up to 1.90x as of March 31, 2013 and further stepping up to 2.00x as of March 31, 2014	Not less than 1.1 to 1.0 at the end of each fiscal quarter.

SuperMedia Credit Facility

Key Term	Current Credit Facility	Amended and Restated Credit Facility

Maturity Date	December 31, 2015	December 31, 2016

Interest Rate Spreads

ABR Loans

The highest of (1) the prime rate, (2) the federal funds effective rate plus 0.50%, and (3) one month LIBO Rate (as defined in the SuperMedia credit facility) (subject to a floor of 3.00%) plus 1.00%, in each case as in effect on such day plus an interest rate margin of 7.00%.

Eurodollar Loans

The higher of (1) Adjusted LIBO Rate in effect for the applicable interest period and (2) 3.00%, in each case plus an interest rate margin of 8.00%. SuperMedia may elect interest periods of one, two or three months for Eurodollar borrowings.

ABR Loans

The highest of (1) the prime rate, (2) the federal funds effective rate plus 0.50%, and (3) one month LIBO Rate (subject to a floor of 3.00%) plus 1.00%, in each case as in effect on such day plus an interest rate margin of 7.60%.

Eurodollar Loans

The higher of (1) Adjusted LIBO Rate in effect for the applicable interest period and (2) 3.00%, in each case plus an interest rate margin of 8.60%. SuperMedia may elect interest periods of one, two or three months for Eurodollar borrowings.

Amortization	No amortization.	No amortization.

Leverage Ratio	Requires a ratio at the end of each fiscal quarter not to exceed 7.50x.

Requires a ratio for net indebtedness (net of up to $50 million of unrestricted cash on hand) at the end of each fiscal quarter below not exceeding the ratio set forth below opposite such fiscal quarter:

		Fiscal Quarter 1Q 2013 2Q 2013 3Q 2013 4Q 2013 1Q 2014 2Q 2014 3Q 2014 4Q 2014 1Q 2015 2Q 2015 3Q 2015 4Q 2015 1Q 2016 2Q 2016 3Q 2016 4Q 2016	Leverage Ratio 4.75x 4.75x 4.75x 4.75x 4.6875x 4.625x 4.5625x 4.50x 4.50x 4.50x 4.50x 4.50x 4.4375x 4.375x 4.3125x 4.25x
Interest Coverage Ratio	Not less than 1.1 to 1.0 at the end of each fiscal quarter.	Not less than 1.1 to 1.0 at the end of each fiscal quarter.

The Prepackaged Plans

The prepackaged plans are an alternative means by which to consummate the transaction, including the financing amendments, through Chapter 11 cases. In the event that Dex One is unable to obtain unanimous lender approval or the approval of a majority of its stockholders to consummate the transaction outside of court, but Dex One receives acceptances of the Dex One prepackaged plan from a majority (counting only those voting on the prepackaged plan) of its senior secured creditors, including the holders of at least 2/3 of the aggregate principal amount (counting only those voting on the prepackaged plan) of each of its senior secured credit facilities, Dex One may seek confirmation of the Dex One prepackaged plan in Chapter 11 cases. In the event that SuperMedia is unable to obtain unanimous lender approval or the approval of a majority of its stockholders to consummate the transaction outside of court, but SuperMedia receives acceptances of the SuperMedia prepackaged plan from a majority of its senior secured creditors, including the holders of at least 2/3 of the aggregate principal amount of its senior secured credit facility, that vote on the prepackaged plan to allow the SuperMedia prepackaged plan to be confirmed under the Bankruptcy Code, SuperMedia may seek confirmation of the SuperMedia prepackaged plan in Chapter 11 cases.

Dex One stockholder acceptance of the Dex One prepackaged plan requires that holders of at least 2/3 in amount of the Dex One common stock held by all Dex One stockholders that vote on the Dex One prepackaged plan vote to accept such plan. SuperMedia stockholder acceptance of the SuperMedia prepackaged plan requires that holders of at least 2/3 in amount of the SuperMedia common stock held by all SuperMedia stockholders that vote on the SuperMedia prepackaged plan vote to accept such plan. Under the “cram down” provisions of the Bankruptcy Code, however, a plan may be confirmed even if stockholders do not vote to accept the plan if the Bankruptcy Court finds that the plan otherwise satisfies the statutory requirements and does not discriminate unfairly and is fair and equitable regarding each class of claims and interests that is impaired under, and has not accepted, the plan. Accordingly, if Dex One senior secured lenders vote to accept the Dex One prepackaged plan but Dex One stockholders do not vote to accept such plan, Dex One may still seek to confirm the plan under the “cram down” provisions of the Bankruptcy Code. SuperMedia may seek to do the same regarding the SuperMedia prepackaged plan if SuperMedia senior secured lenders vote to accept such plan but SuperMedia stockholders do not vote to accept the plan.

Whether or not Dex One stockholders and SuperMedia stockholders, as applicable, vote to accept the Dex One prepackaged plan and SuperMedia prepackaged plan, respectively, such stockholders will receive the same number of shares of Dex Media common stock if the merger is consummated. Dex One stockholders that do not vote to accept the Dex One prepackaged plan will not be “releasing parties” under such plan and, thus, will not release certain claims under the plan. Similarly, SuperMedia stockholders that do not vote to accept the SuperMedia prepackaged plan will not be “releasing parties” under such plan and, thus, will not release certain claims under the plan. The releases are described more fully in “The Prepackaged Plans—The Dex One Prepackaged Plan—Release, Injunction and Related Provisions—Releases by Holders of Claims and Interests” and “The Prepackaged Plans—The SuperMedia Prepackaged Plan—Release, Injunction and Related Provisions—Releases by Holders of Claims and Interests.”

Neither Dex One nor SuperMedia has at this time taken any action approving a bankruptcy filing, and, if the transaction is consummated outside of court, neither Dex One nor SuperMedia will commence bankruptcy cases to consummate their respective prepackaged plans.

Reasons for Dex One and SuperMedia to File for Chapter 11 (See page 158)

As more fully discussed in this document, the amendment and restatement of Dex One’s senior secured financing facilities, among other things, will extend the maturity of Dex One’s senior secured debt until the end of 2016 and will otherwise improve Dex One’s ability to pay down its indebtedness. The amendment and restatement of SuperMedia’s senior secured financing facility will extend the maturity of SuperMedia’s senior secured debt until the end of 2016 and will otherwise improve SuperMedia’s ability to pay down its indebtedness. Consummation of the transaction will improve Dex Media’s operating scale and is expected to generate between $150 million to $175 million of annual run rate cost synergies by 2015. Additionally, Dex One and SuperMedia expect Dex One’s current and future tax attributes, estimated at approximately $1.8 billion, to be applied against Dex Media’s taxable income over time. Dex One and SuperMedia anticipate that consummation of the transaction will enable Dex Media to increase sales of profitable products and services and phase out unprofitable products and services. If Dex One and SuperMedia are unable to obtain the stockholder and senior secured lender consents necessary to consummate the transaction out of court, Dex One and SuperMedia may seek instead to consummate the transaction, including the necessary financing amendments, through separate Chapter 11 cases using the prepackaged plans, if necessary.

Dex One Liquidation Analysis (See page 164)

In order for the Dex One prepackaged plan to be confirmed under the Bankruptcy Code, it must satisfy the “best interests of the creditors” test. With respect to each class of Claims and Interests that would be impaired under the Dex One prepackaged plan, this test requires that each holder of such a Claim or Interest either (1) accept the Dex One prepackaged plan or (2) receive or retain under the Dex One prepackaged plan property of a value, as of the effective date of the prepackaged plan, that is not less than the value such holder would receive if Dex One were liquidated under Chapter 7 of the Bankruptcy Code. After considering the effects that a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to holders of each Class of Claims and Interests, including (1) Dex One’s primary assets are publishing contracts that would have a substantially reduced value in a Chapter 7 liquidation; (2) the increased costs and expenses of a liquidation under Chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisers to such trustee; (3) the additional costs and expenses generated by conversion of any Chapter 11 case to a Chapter 7 case; and (4) the erosion in value of assets in a Chapter 7 case in the context of the expeditious liquidation required under Chapter 7 and the “forced sale” atmosphere that would prevail, Dex One has determined that confirmation of the Dex One prepackaged plan would provide each holder of an allowed claim or Interest with a recovery that is not less than such holder would receive pursuant to the liquidation of Dex One under Chapter 7. As more fully discussed in the Dex One prepackaged plan, Class 5 (DME Credit Facility Claims), Class 6 (DMW Credit Facility Claims), Class 7 (RHDI Credit Facility Claims) and Class 9 (Dex One Interests) are impaired and, thus, entitled to vote to accept or reject the Dex One prepackaged plan. Class 1 (Secured Tax Claims), Class 2 (Other Secured Claims), Class 3 (Other Priority Claims), Class 4 (Senior Subordinated Notes Claims), Class 8 (General Unsecured Claims), and Class 10 (Intercompany Interests) are unimpaired and, thus, presumed to accept the Dex One prepackaged plan. Class 11 (Section 510(b) Claims) is impaired and deemed to reject the Dex One prepackaged plan.

Dex One, with the assistance of Houlihan Lokey, has prepared a liquidation analysis, attached hereto as Appendix H (the “Dex One liquidation analysis”) to assist you in evaluating the Dex One prepackaged plan. The Dex One liquidation analysis compares the projected creditor recoveries that would result from the liquidation of Dex One in a hypothetical case under Chapter 7 of the Bankruptcy Code with the estimated distributions to holders of allowed claims and Interests under the Dex One prepackaged plan.

Underlying the Dex One liquidation analysis are a number of estimates and assumptions that, although developed and considered reasonable by Dex One’s management, are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of Dex One and the Dex One management. The Dex One liquidation analysis is also based on assumptions with regard to liquidation decisions that are subject to change and significant economic and competitive uncertainties and contingencies beyond the control of Dex One and the Dex One management. Inevitably, some assumptions will not materialize and unanticipated events and circumstances may affect the results of a liquidation of Dex One. Accordingly, the value reflected might not be realized if Dex One were, in fact, to be liquidated. Other underlying assumptions include valuations of Dex One’s assets and liabilities as of a certain date and the incorporation of a hypothetical conversion to a Chapter 7 liquidation as of a certain date. Further, each analysis is subject to potentially material changes, including with respect to economic and business conditions and legal rulings. You are urged to examine carefully all of the assumptions on which the Dex One liquidation analysis are based in connection with this solicitation.

SuperMedia Liquidation Analysis (See page 185)

In order for the SuperMedia prepackaged plan to be confirmed under the Bankruptcy Code, it must satisfy the “best interests of the creditors” test. With respect to each class of Claims and Interests that would be impaired under the SuperMedia prepackaged plan, this test requires that each holder of such a Claim or Interest either (1) accept the SuperMedia prepackaged plan or (2) receive or retain under the SuperMedia prepackaged plan property of a value, as of the effective date of the SuperMedia prepackaged plan, that is not less than the value such holder would receive if SuperMedia were liquidated under Chapter 7 of the Bankruptcy Code. After considering the effects that a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to holders of each Class of Claims and Interests, including (1) SuperMedia’s primary assets are publishing contracts that would have a substantially reduced value in a Chapter 7 liquidation; (2) the increased costs and expenses of a liquidation under Chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisers to such trustee; (3) the additional costs and expenses generated by conversion of any Chapter 11 case to a Chapter 7 case; and (4) the erosion in value of assets in a Chapter 7 case in the context of the expeditious liquidation required under Chapter 7 and the “forced sale” atmosphere that would prevail, SuperMedia has determined that confirmation of the SuperMedia prepackaged plan would provide each holder of an allowed claim or Interest with a recovery that is not less than such holder would receive pursuant to the liquidation of SuperMedia under Chapter 7. As more fully discussed in the SuperMedia prepackaged plan, Class 5 (SuperMedia Credit Facility Claims) and Class 9 (SuperMedia Interests) are impaired and, thus, entitled to vote to accept or reject the SuperMedia prepackaged plan. Class 1 (Secured Tax Claims), Class 2 (Other Secured Claims), Class 3 (Other Priority Claims), Class 8 (General Unsecured Claims), and Class 10 (Intercompany Interests) are unimpaired and, thus, presumed to accept the SuperMedia prepackaged plan. Class 11 (Section 510(b) Claims) is impaired and deemed to reject the SuperMedia prepackaged plan.

SuperMedia, with the assistance of Chilmark Partners (“Chilmark”), has prepared a liquidation analysis, attached hereto as Appendix I (the “SuperMedia liquidation analysis”), to assist holders of Claims and Interests in evaluating the SuperMedia prepackaged plan. The SuperMedia liquidation analysis compares the projected creditor recoveries that would result from the liquidation of SuperMedia in a hypothetical case under Chapter 7 of the Bankruptcy Code with the estimated distributions to holders of Allowed Claims and Interests under the SuperMedia prepackaged plan.

Underlying the SuperMedia liquidation analysis are a number of estimates and assumptions, although developed and considered reasonable by SuperMedia management, that are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of SuperMedia and the SuperMedia management. The SuperMedia liquidation analysis is also based on assumptions with regard to liquidation decisions that are subject to change and significant economic and competitive uncertainties and contingencies beyond the control of SuperMedia and the SuperMedia management. Inevitably, some assumptions will not materialize and unanticipated events and circumstances may affect the results of a liquidation of SuperMedia. Accordingly, the value reflected might not be realized if SuperMedia were, in fact, to be liquidated. Other underlying assumptions include valuations of SuperMedia’s assets and liabilities as of a specified date and the incorporation of a hypothetical conversion to a Chapter 7 liquidation as of a specified date. Further, each analysis is subject to potentially material changes, including with respect to economic and business conditions and legal rulings. You are urged to examine carefully all of the assumptions on which the SuperMedia liquidation analysis is based in connection with this solicitation.

Valuation Analysis

The Dex One prepackaged plan and the SuperMedia prepackaged plan provide for the distribution of Dex Media common stock to the stockholders of Dex One and SuperMedia upon consummation of the transactions contemplated by the prepackaged plans, including consummation of the transactions contemplated by the merger agreement. Accordingly, Houlihan Lokey, in consultation with Dex One and SuperMedia, has performed an analysis of the estimated implied value of Dex Media on a going-concern basis as of December 31, 2012 (the “Valuation Analysis”). You should consider the Valuation Analysis, which is summarized in Appendix J, including the procedures followed, assumptions made, qualifications and limitations on review undertaken described therein, in conjunction with the section titled “Risk Factors” in this document. The Valuation Analysis is dated December 5, 2012 and is based on data and information as of that date. Houlihan Lokey makes no representations as to changes to such data and information that may have occurred since December 5, 2012.

The Valuation Analysis is presented solely for the purpose of providing “adequate information” under Section 1125 of the Bankruptcy Code to enable shareholders entitled to vote to accept or reject the prepackaged plans to make an informed judgment about the plans and should not be used or relied upon for any other purpose, including the purchase or sale of securities of, or claims or equity interests in Dex Media, Dex One or SuperMedia.

Overview of Dex One Prepackaged Plan Structure (See page 158)

The Dex One prepackaged plan effects the transaction and the financing amendments. Additionally, the Dex One prepackaged plan provides for the discharge of Claims and Interests, primarily, through the: (a) issuance of shares of Dex Media common stock; (b) reinstatement of specified Claims and Interests; (c) entry into the financing amendments; and (d) payment of cash.

In accordance with Section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Professional Claims, and Priority Tax Claims, each as defined in the Dex One prepackaged plan, have not been classified under the Dex One prepackaged plan. The estimated recoveries for such unclassified Claims are set forth below:

Claim	Prepackaged Plan Treatment	Projected Plan Recovery
Administrative Claims and Professional Claims	Paid in full in Cash	100%
Priority Tax Claims	Paid in full in Cash	100%

The table below summarizes the classification, treatment, voting rights, and estimated recoveries, estimated as of September 30, 2012, of the remaining Claims and Interests under the Dex One prepackaged plan. The projected liquidation recoveries are based on assumptions described in this document, and the recoveries received by holders of Claims and Interests in a liquidation scenario may differ materially from the projected liquidation recoveries listed below.

Class	Claim or Interest	Voting Rights	Treatment	Plan Recovery	Liquidation Recovery[1]

1	Secured Tax Claims[2]	Not Entitled to Vote / Presumed to Accept	Paid in full in Cash	100%	100%

2	Other Secured Claims[2]	Not Entitled to Vote / Presumed to Accept	Reinstated or receive collateral	100%	100%

3	Other Priority Claims[2]	Not Entitled to Vote / Presumed to Accept	Paid in full in Cash	100%	100%

Class	Claim or Interest	Voting Rights	Treatment	Plan Recovery	Liquidation Recovery

4	Senior Subordinated Notes Claims	Not Entitled to Vote / Presumed to Accept	Reinstated	100%	0%

5	DME Credit Facility Claims	Entitled to Vote	Pro Rata share of amended and restated DME Credit Facility and Pro Rata Cash payment	100%	13-16%

6	DMW Credit Facility Claims	Entitled to Vote	Pro Rata share of amended and restated DMW Credit Facility and Pro Rata Cash payment	100%	14-18%

7	RHDI Credit Facility Claims	Entitled to Vote	Pro Rata share of amended and restated RHDI Credit Facility and Pro Rata Cash payment	100%	12-16%

8	General Unsecured Claims	Not Entitled to Vote / Presumed to Accept	Paid in full in Cash	100%	0%

9	Dex One Interests	Entitled to Vote	0.2 shares of Dex Media common stock[3] for each Allowed Class 9 Interest	100%	0%

10	Intercompany Interests	Not Entitled to Vote / Presumed to Accept	Unaltered	100%	0%

11	Section 510(b) Claims	Not Entitled to Vote / Deemed to Reject	Paid in full in Cash or treated like holders of Allowed Class 9 Interests	100%	0%

1	The liquidation recovery analysis is based on Dex One’s most recent publicly filed consolidated financial statements (unaudited) contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.
2	As of September 30, 2012, Dex One does not have any Secured Tax Claims, Other Secured Claims, or Other Priority Claims. However, should such claims be identified, they would receive a 100% recovery based on the priority of proceeds in a liquidation.
3	Under the Dex One prepackaged plan, the term “Newdex Common Stock” is used in place of the term “Dex Media Common Stock,” and means the authorized shares of common stock of the combined company upon consummation of the transaction.

Overview of SuperMedia Prepackaged Plan Structure (See page 180)

The SuperMedia prepackaged plan effects the transaction and the financing amendments. Additionally, the SuperMedia prepackaged plan provides for the discharge of Claims and Interests, primarily, through the: (a) issuance of shares of Dex Media common stock; (b) reinstatement of specified Claims and Interests; (c) entry into the financing amendments; and (d) payment of cash.

In accordance with Section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Professional Claims, and Priority Tax Claims, each as defined in the SuperMedia prepackaged plan, have not been classified under the SuperMedia prepackaged plan. The estimated recoveries for such unclassified Claims are set forth below:

Claim	Prepackaged Plan Treatment	Projected Plan Recovery

Administrative Claims and Professional Claims	Paid in full in Cash	100%

Priority Tax Claims	Paid in full in Cash	100%

The table below summarizes the classification, treatment, voting rights, and estimated recoveries, estimated as of September 30, 2012, of the remaining Claims and Interests under the SuperMedia prepackaged plan. The classes in the SuperMedia prepackaged plan have been numbered in a manner consistent with the Dex One prepackaged plan for convenience and ease of reading. There is no class 4, 6 or 7 under the SuperMedia plan. The projected liquidation recoveries are based on assumptions described in this document, and the recoveries received by holders of Claims and Interests in a liquidation scenario may differ materially from the projected liquidation recoveries listed below.

Class	Claim or Interest	Voting Rights	Treatment	Plan Recovery	Liquidation Recovery[1]

1	Secured Tax Claims[2]	Not Entitled to Vote / Presumed to Accept	Paid in full in Cash	100%	100%

2	Other Secured Claims[2]	Not Entitled to Vote / Presumed to Accept	Reinstated or receive collateral	100%	100%

3	Other Priority Claims[2]	Not Entitled to Vote / Presumed to Accept	Paid in full in Cash	100%	100%

5	SuperMedia Credit Facility Claims	Entitled to Vote	Pro Rata share of amended and restated SuperMedia Credit Facility and Pro Rata Cash payment	100%	13-16%

8	General Unsecured Claims	Not Entitled to Vote / Presumed to Accept	Paid in full in Cash	100%	0%

9	SuperMedia Interests	Entitled to Vote	0.4386 shares of Dex Media Common Stock[3] for each Allowed Class 9 Interest	100%	0%

10	Intercompany Interests	Not Entitled to Vote / Presumed to Accept	Unaltered	100%	0%

11	Section 510(b) Claims	Not Entitled to Vote / Deemed to Reject	Paid in full in Cash or treated like holders of Allowed Class 9 Interests	100%	0%

1	The liquidation recovery analysis is based on SuperMedia’s most recent publicly filed consolidated financial statements (unaudited) contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.
2	As of September 30, 2012, SuperMedia does not have any Secured Tax Claims, Other Secured Claims or Other Priority Claims. However, should such claims be identified, they would receive a 100% recovery based on the priority of proceeds in a liquidation.
3	Under the SuperMedia prepackaged plan, the term “Newdex Common Stock” is used in place of the term “Dex Media Common Stock” and means the authorized shares of common stock of the combined company upon the consummation of the transaction.

Releases under the Prepackaged Plans

Each of the Dex One prepackaged plan and the SuperMedia prepackaged plan contain broad releases of claims against Dex One and its subsidiaries, senior secured lenders, the administrative agents under the Dex One Credit Facilities and affiliates, and SuperMedia and its subsidiaries, senior secured lenders, the administrative agents under the SuperMedia credit facility and affiliates. These releases also cover claims against directors and officers. Please read these releases before voting on the applicable prepackaged plan.

Voting Procedures

The solicitation package (except the proxy and ballots) may also be obtained from Epiq by: (1) calling the Dex One and SuperMedia restructuring hotline at (866) 734-9393 within the U.S. or Canada or, outside of the U.S. or Canada, by calling (646) 282-2500, and/or (2) writing to Dex One Corporation, c/o Investor Relations, 1001 Winstead Drive, Cary, North Carolina 27513 or SuperMedia Inc., c/o Investor Relations, 2200 West Airfield Drive, P.O. Box 619810, D/FW Airport, Texas 75261. If the Chapter 11 alternative is pursued, you may also obtain copies of any pleadings filed in the Dex One’s or SuperMedia’s Chapter 11 cases for free by visiting the Dex One’s or SuperMedia’s restructuring website, when available, or for a fee via PACER at http://www.deb.uscourts.gov.

January 25, 2013, the record date, which is also the record date for the special meetings as described earlier in this document, will be the date for determining which holders of Claims and Interests are entitled to vote to accept or reject the prepackaged plans and receive the solicitation package in accordance with the solicitation procedures. Except as otherwise set forth herein, this voting record date and all of Dex One’s and SuperMedia’s solicitation and voting procedures shall apply to all of Dex One’s and SuperMedia’s creditors and other parties in interest.

In order for the holder of a Claim or Interest to have its ballot counted as a vote to accept or reject the Dex One prepackaged plan or the SuperMedia prepackaged plan, such holder’s ballot must be properly completed, executed, and delivered by using the return envelope provided by: (a) first class mail; (b) courier; or (c) personal delivery, so that such holder’s ballot or the master ballot incorporating the vote cast by such ballot, as applicable, is actually received by Epiq by the voting deadline.

Confirmation of the Prepackaged Plans (See pages 165 and 185)

The Bankruptcy Court, after notice, may hold a hearing to approve, or “confirm”, the Dex One prepackaged plan under Section 1128(a) of the Bankruptcy Code. Similarly, the Bankruptcy Court, after notice, may hold a hearing to confirm the SuperMedia prepackaged plan under Section 1128(a) of the Bankruptcy Code. Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation. Dex One and SuperMedia have not filed for Chapter 11 bankruptcy. If Dex One and SuperMedia file for Chapter 11 bankruptcy, upon doing so, each will request for the Bankruptcy Court to set a date or dates for the Bankruptcy Court to hold a hearing or hearings to approve each of the Dex One prepackaged plan and the SuperMedia prepackaged plan. Also, the deadline for parties in interest to object to the plans will be set at such time. All such objections must be filed with the Bankruptcy Court and served on Dex One or SuperMedia, as applicable, and certain other parties in interest in accordance with the applicable orders of the Bankruptcy Court so that they are received on or before the deadline to file such objections.

Support Agreements

Dex One (See page 178)

On December 5, 2012, Dex One entered into the Dex One support agreement with certain of its senior secured lenders. Additional consenting lenders may join the Dex One support agreement in the future.

Under the Dex One support agreement, Dex One agrees to take reasonable and appropriate action consistent with its obligations under the merger agreement and the Dex One support agreement in furtherance of the transaction and, if applicable, confirmation and consummation of the Dex One prepackaged plan, (1) to obtain signature pages to the Dex One proposed financing amendments, (2) to provide a disclosure statement (the “Dex One lender disclosure statement”) to the lenders under the Dex One credit facilities and solicit their votes to accept the Dex One prepackaged plan, and (3) if Dex One elects to effectuate the transaction through Chapter 11 cases, to file voluntary petitions under Chapter 11 and seek approval of certain relief from the Bankruptcy Court and confirmation of the Dex One prepackaged plan.

The lender parties to the Dex One support agreement agree to (1) support and take any reasonable action in furtherance of the Dex One proposed financing amendments and the effectiveness of the Dex One support agreement, (2) timely vote their claims to accept the Dex One prepackaged plan and not change or withdraw such vote unless such plan is modified in a manner materially inconsistent with the Dex One support agreement or materially adverse to the rights of the consenting lenders under the Dex One support agreement, and (3) in the event Dex One elects to effectuate the transaction through a Chapter 11 process, (a) support approval of the Dex One lender disclosure statement and confirmation of the Dex One prepackaged plan, (b) support certain relief to be requested by Dex One from the Bankruptcy Court, (c) refrain from taking any action inconsistent with the confirmation or consummation of the Dex One prepackaged plan, and (d) not propose, support, solicit or participate in the formulation of any plan other than the Dex One prepackaged plan.

The Dex One support agreement shall terminate automatically upon certain events, including, without limitation, the following:

•

If Dex One has provided notice that it will effectuate the transaction outside of court and (a) if SuperMedia has not filed Chapter 11 cases, if the Dex One proposed financing amendments have not been consummated by 130 days after the Dex One support agreement effective date, or (b) if SuperMedia has filed Chapter 11 cases, if the Dex One proposed financing amendments have not been consummated by 190 days after the effective date of the Dex One support agreement.

•

If lender parties to the Dex One support agreement hold less than 100% of the loans under the Dex One credit facilities and Dex One has not commenced solicitation of lender votes on the Dex One prepackaged plan by 100 days after the effective date of the Dex One support agreement.

•	The termination of the SuperMedia support agreement (described below).

•

If Dex One has commenced Chapter 11 cases and (1) they are dismissed, converted to Chapter 7 cases, or an examiner is appointed, (2) an order is entered terminating Dex One’s exclusive right to file a plan of reorganization, or (3) Dex One’s consensual use of cash collateral is terminated in accordance with an interim or final cash collateral order entered by the Bankruptcy Court.

•	The termination of the merger agreement pursuant to its terms.

•

If Dex One elects to terminate the Dex One support agreement in accordance with the exercise of its fiduciary duties, or the lender parties to the Dex One support agreement elect to terminate the Dex One support agreement upon notice that Dex One is reasonably likely to breach the Dex One support agreement in accordance with the exercise of its fiduciary duties.

The Dex One support agreement also shall terminate ten business days after (1) either Dex One or lender parties to the Dex One support agreement holding at least 2/3 of the aggregate outstanding principal amount of each of the Dex One credit facilities held by all lender parties to the Dex One support agreement give written notice of a material breach of the Dex One support agreement and such breach is not cured or waived, or (2) Dex One and the administrative agents for the Dex One credit facilities (the “Dex One agents”) have received executed signature pages to the Dex One support agreement from lenders (a) holding no less than 2/3 of the outstanding principal amount of the loans under each of the Dex One credit facilities and (b) representing a majority of all lenders under each of the Dex One credit facilities (the “Dex One bankruptcy threshold”), and notice is subsequently given by either the Dex One agents or Dex One that the Dex One bankruptcy threshold is no longer satisfied, unless the threshold is again satisfied by the end of the ten business day cure period.

In addition, the Dex One support agreement shall terminate ten business days after the occurrence of any of the following specified events, if such event has not been cured by Dex One or waived by the Dex One agents and by lender parties to the Dex One support agreement holding at least 2/3 of the aggregate outstanding principal amount of each of the Dex One credit facilities held by all lender parties to the Dex One support agreement:

•

Fifty-five days after the Dex One support agreement effective date unless definitive loan documentation (other than the Dex One proposed financing amendments) has been made available to the Dex One lenders.

•	Seventy-five days after this document is filed with the SEC unless this document has been declared effective by the SEC.

•

Ten days after the solicitation of the lenders under the Dex One credit facilities is commenced unless definitive bankruptcy documentation (other than the Dex One prepackaged plan and the Dex One lender disclosure statement) has been made available to the Dex One lenders.

•

Five business days after the end of the lender solicitation period unless Dex One has commenced Chapter 11 cases or has provided written notice to the Dex One agents that it has received the necessary consents from the Dex One credit facilities lenders and stockholders to effectuate the transaction without filing Chapter 11 cases.

•	If Dex One does not file the Dex One prepackaged plan and the Dex One lender disclosure statement on the date it files the Chapter 11 cases.

•

If the Bankruptcy Court has not entered interim and final orders authorizing Dex One to use cash collateral, granting adequate protection to the Dex One lenders and approving cash management systems within certain specified periods.

•	Fifty days after the date Dex One files the Chapter 11 cases unless the Bankruptcy Court has entered an order confirming the Dex One prepackaged plan.

•

After filing the Chapter 11 cases, Dex One (1) withdraws the Dex One prepackaged plan, (2) publicly announces an intention not to proceed with the Dex One prepackaged plan, or (3) files any motion, pleading, plan of reorganization and/or disclosure statement that is materially inconsistent with the Dex One prepackaged plan, or materially adversely affects the rights of the consenting lenders under the Dex One support agreement.

•

The Bankruptcy Court grants relief that is materially inconsistent with the Dex One support agreement or materially and adversely affects the rights of the lender parties to the Dex One support agreement.

•

If any change or event occurs that has or would reasonably be expected to have a material adverse effect on Dex One or the validity or enforceability of the Dex One support agreement, merger agreement, or Dex One credit facilities.

•	The occurrence of an event of default under the Dex One credit facilities, with certain exceptions set forth in the Dex One support agreement.

•

The amendment or modification of the Dex One prepackaged plan or the Dex One lender disclosure statement which is materially inconsistent with the Dex One prepackaged plan or materially adversely affects the rights of the lender parties to the Dex One support agreement.

•

The amendment or modification of the SuperMedia prepackaged plan or SuperMedia lender disclosure statement which is materially inconsistent with the SuperMedia prepackaged plan or materially adversely affects the rights of the lender parties to the Dex One support agreement.

Upon the termination date of the Dex One support agreement, all ballots to accept the Dex One prepackaged plan and signature pages to the Dex One proposed financing amendments will be withdrawn and deemed null and void for all purposes, unless a consenting lender provides notice within five business days that such consenting lender’s vote shall continue to be effective. See “Risk Factors—Risk Factors Relating to the Merger—The support of certain secured creditors of Dex One and SuperMedia for the necessary amendments to the applicable credit facilities is subject to the terms of support agreements between Dex One and certain of its secured creditors and SuperMedia and certain of its secured creditors, which are subject to termination.”

Lenders holding more than half in number and at least 2/3 in amount of (but not all) claims under each of the Dex One credit facilities have become consenting lenders. As a result, the number and amount of Dex One credit facilities claims held by lenders contractually obligated to support the Dex One prepackaged plan exceed the thresholds required for approval of such prepackaged plan by each class of Dex One credit facilities claims under applicable bankruptcy law.

Under the Dex One support agreement, certain waivers and amendments to each of the Dex One credit facilities became effective upon execution of the Dex One support agreement by a majority of lenders under the applicable Dex One credit facility, including the waiver of any default or event of default resulting from (i) the failure to deliver an audit for the fiscal year ended December 31, 2012 without a “going concern” or like qualification, and (ii) actions taken, contemplated by, or consistent with the Dex One support agreement or otherwise for the purpose of effecting the transaction through the commencement of the Chapter 11 cases.

SuperMedia (See page 199)

On December 5, 2012, SuperMedia entered into the SuperMedia support agreement with certain of its senior secured lenders. Additional consenting lenders may join the SuperMedia support agreement in the future.

Under the SuperMedia support agreement, SuperMedia agrees to take reasonable and appropriate action consistent with its obligations under the merger agreement and the SuperMedia support agreement in furtherance of the transaction, (1) to obtain signature pages to the SuperMedia proposed financing amendment, (2) to provide a disclosure statement to the lenders (the “SuperMedia lender disclosure statement”) under the SuperMedia credit agreement and solicit their votes to accept the SuperMedia prepackaged plan, and (3) if SuperMedia elects to effectuate the transaction through Chapter 11 cases, to file voluntary petitions under Chapter 11 and seek approval of certain relief from the Bankruptcy Court and confirmation of the SuperMedia prepackaged plan.

The lender parties to the SuperMedia support agreement agree to (1) support and take any reasonable action in furtherance of the SuperMedia proposed financing amendment and the effectiveness of the SuperMedia support agreement, (2) timely vote their claims to accept the SuperMedia prepackaged plan and not change or withdraw such vote unless such plan is modified in a manner materially inconsistent with support agreement or materially adverse to the rights of the consenting lenders under the SuperMedia support agreement, and (3) in the event SuperMedia elects to effectuate the transaction through a Chapter 11 process, (a) support approval of the SuperMedia lender disclosure statement and confirmation of the SuperMedia prepackaged plan, (b) support certain relief to be requested by SuperMedia from the Bankruptcy Court, (c) refrain from taking any action inconsistent with the confirmation or consummation of the SuperMedia prepackaged plan and (d) not propose, support, solicit or participate in the formulation of any plan other than the SuperMedia prepackaged plan.

The SuperMedia support agreement shall terminate automatically upon certain events, including the following:

•

If SuperMedia has provided notice that it will effectuate the transaction outside of court and (a) if Dex has not filed Chapter 11 cases, if the SuperMedia proposed financing amendment has not been consummated by 130 days after the effective date of the SuperMedia support agreement, or (b) if Dex has filed chapter 11 cases, if the SuperMedia proposed financing amendment has not been consummated by 190 days after the effective date of the SuperMedia support agreement.

•

If lender parties to the SuperMedia support agreement hold less than 100% of the loans under the SuperMedia credit agreement and SuperMedia has not commenced solicitation of lender votes on the SuperMedia prepackaged plan by 100 days after the effective date of the SuperMedia support agreement.

•	The termination of the Dex support agreement (described above).

•

If SuperMedia has commenced Chapter 11 cases and (1) they are dismissed, converted to Chapter 7 cases or an examiner is appointed, (2) an order is entered terminating SuperMedia’s exclusive right to file a plan of reorganization, or (3) SuperMedia’s consensual use of cash collateral is terminated in accordance with an interim or final cash collateral order entered by the Bankruptcy Court.

•	The termination of the merger agreement pursuant to its terms.

•

If SuperMedia elects to terminate the SuperMedia support agreement in accordance with the exercise of its fiduciary duties, or the lender parties to the SuperMedia support agreement elect to terminate the SuperMedia support agreement upon notice that SuperMedia is going to terminate the SuperMedia support agreement in accordance with the exercise of its fiduciary duties.

The SuperMedia support agreement also shall terminate ten business days after (1) either SuperMedia or lender parties to the SuperMedia support agreement holding at least 2/3 of the aggregate outstanding principal amount of loans held by all lender parties to the SuperMedia support agreement gives written notice of a material breach of the support agreement and such breach is not cured or waived, or (2) SuperMedia and the administrative agent for the SuperMedia credit facility (the “SuperMedia agent”) have received executed signature pages to the SuperMedia support agreement from lenders (a) holding no less than 2/3 of the outstanding principal amount of the loans under the SuperMedia credit facility and (b) representing a majority of all lenders under the SuperMedia credit facility (the “SuperMedia bankruptcy threshold”), and notice is subsequently given by either the SuperMedia agent or SuperMedia that the SuperMedia bankruptcy threshold is no longer satisfied, unless the threshold is again satisfied by the end of the ten business day cure period.

In addition, the SuperMedia support agreement shall terminate ten business days after the occurrence of any of the following specified events, if such event has not been cured by SuperMedia or waived by the SuperMedia agent and lender parties to the SuperMedia support agreement holding at least 2/3 of the aggregate outstanding principal amount of loans held by all lender parties to the SuperMedia support agreement.

•

Fifty-five days after the SuperMedia support agreement effective date unless definitive loan documentation (other than the SuperMedia proposed financing amendment) has been made available to the lender parties under the SuperMedia support agreement.

•	Seventy-five days after this document is filed with the SEC unless this document has been declared effective by the SEC.

•

Ten days after the solicitation of the SuperMedia lenders is commenced unless definitive bankruptcy documentation (other than the SuperMedia prepackaged plan and SuperMedia lender disclosure statement) has been made available to the lender parties to the SuperMedia support agreement.

•

Five business days after the end of the lender solicitation unless SuperMedia has commenced Chapter 11 cases or has provided written notice to the SuperMedia agent that it has received the necessary consents from its lenders and stockholders to effectuate the transaction without filing Chapter 11 cases.

•	If SuperMedia does not file the SuperMedia prepackaged plan and SuperMedia lender disclosure statement on the date it files the Chapter 11 cases.

•

If the Bankruptcy Court has not entered interim and final orders authorizing SuperMedia to use cash collateral, granting adequate protection to the SuperMedia lenders and approving cash management systems within certain specified periods.

•	Fifty days after the date SuperMedia files the Chapter 11 cases unless the Bankruptcy Court has entered an order confirming the SuperMedia prepackaged plan.

•

After filing the Chapter 11 cases, SuperMedia (1) withdraws the SuperMedia prepackaged plan, (2) publicly announces an intention not to proceed with the SuperMedia prepackaged plan, or (3) files any motion, pleading, plan of reorganization and/or disclosure statement that is materially inconsistent with the SuperMedia prepackaged plan, or materially adversely affects the rights of the consenting lenders under the SuperMedia support agreement.

•	The Bankruptcy Court grants relief that is materially inconsistent with the SuperMedia support agreement or materially adversely affects the rights of lender parties the SuperMedia support agreement.

•

If any change or event occurs that has or would reasonably be expected to have a material adverse effect on SuperMedia or the validity or enforceability of the SuperMedia support agreement, merger agreement or SuperMedia credit facility.

•	The occurrence of an event of default under the SuperMedia credit facility, with certain exceptions set forth in the SuperMedia support agreement.

•

The amendment or modification of the SuperMedia prepackaged plan or SuperMedia lender disclosure statement which is materially inconsistent with the SuperMedia prepackaged plan or materially adversely affects the rights of the lender parties to the SuperMedia support agreement.

•

The amendment or modification of the Dex One prepackaged plan or Dex One lender disclosure statement which is materially inconsistent with the Dex One prepackaged plan or materially adversely affects the rights of the lender parties to the SuperMedia support agreement.

Upon the termination date of the SuperMedia support agreement, all votes to accept the SuperMedia prepackaged plan and signature pages to the SuperMedia proposed financing amendment will be withdrawn and deemed null and void for all purposes, unless a consenting lender provides notice within five business days that such consenting lender’s vote shall continue to be effective. See “Risk Factors—Risk Factors Relating to the Merger—The support of certain secured creditors of Dex One and SuperMedia for the necessary amendments to the applicable credit facilities is subject to the terms of support agreements between Dex One and certain of its secured creditors and SuperMedia and certain of its secured creditors, which are subject to termination.”

Lenders holding more than half in number and at least 2/3 in amount of (but not all) claims under the SuperMedia credit facility have become consenting lenders. As a result, the number and amount of SuperMedia credit facility claims held by lenders contractually obligated to support the SuperMedia prepackaged plan exceed the thresholds required for approval of such prepackaged plan by the SuperMedia credit facility lenders under applicable bankruptcy law.

Under the SuperMedia support agreement, certain waivers and amendments to the SuperMedia credit facility became effective upon execution of the SuperMedia support agreement by a majority of lenders under the SuperMedia credit facility, including the waiver of any event of default resulting from (i) the failure to deliver an audit for the fiscal year ended December 31, 2012 without a “going concern” or like qualification, and (ii) actions taken, contemplated by, or consistent with the SuperMedia support agreement or otherwise for the purpose of effecting the transaction through the commencement of the Chapter 11 cases.

The Stockholder Meetings

The Dex One Special Meeting (See page 61)

The Dex One special meeting will be held at Dex One’s corporate headquarters, 1001 Winstead Drive, Cary, North Carolina 27513 on March 13, 2013 at 1:00 p.m., local time. At the Dex One special meeting, Dex One stockholders will be asked to consider and vote upon:

•	the approval and adoption of the merger agreement and the transactions it contemplates;

•

a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Dex One’s named executive officers that is based on or otherwise relates to the transaction; and

•

a proposal to approve the adjournment of the special meeting, including, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve either of the foregoing proposals.

In addition, Dex One stockholders are also being asked to vote to accept the Dex One prepackaged plan.

The Dex One board of directors has fixed the close of business on January 25, 2013 as the record date for the Dex One special meeting and for determining stockholders eligible to vote on the various proposals. Only Dex One stockholders of record at that time are entitled to notice of the Dex One special meeting or any adjournment or postponement of the Dex One special meeting and to vote on the Dex One out of court proposal and the Dex One bankruptcy proposal. Approval of the Dex One out of court proposal requires the approval by the affirmative vote of a majority of all votes entitled to be cast by the holders of Dex One common stock. Approval of the Dex One bankruptcy proposal requires the approval by the affirmative vote of 2/3 of all votes actually cast by the holders of Dex One common stock.

Each share of Dex One common stock outstanding on the record date entitles the holder to one vote on each matter to be voted upon by stockholders at the special meeting. Approval and adoption of the merger agreement and the transactions it contemplates requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of Dex One common stock. Because the affirmative vote of a majority of all the votes entitled to be cast by the holders of Dex One common stock is needed for us to proceed with the transaction, the failure to vote by proxy or in person will have the same effect as a vote against the transaction. Abstentions and broker non-votes also will have the same effect as a vote against the transaction. Approval of the Dex One prepackaged plan requires the affirmative vote of 2/3 of all votes cast by the holders of Dex One common stock. Abstentions and broker non-votes will have no effect on this vote to accept the Dex One prepackaged plan.

As of the record date, directors and executive officers of Dex One and their affiliates had the right to vote 1,277,449 shares of Dex One common stock, or approximately 2.5% of the outstanding Dex One common stock entitled to be voted at the Dex One special meeting.

The Dex One board of directors believes that the transaction is in the best interests of Dex One and its stockholders and has unanimously approved and adopted the merger agreement and the transactions it contemplates. For the factors considered by the Dex One board of directors in reaching its decision to approve the merger agreement and the transactions each agreement contemplates, see “Proposal 1: The Transaction — Dex One’s Reasons for the Transaction; Recommendation of the Dex One Board of Directors.” The Dex One board of directors unanimously recommends that the Dex One stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions it contemplates and vote to “ACCEPT” the Dex One prepackaged plan.

The SuperMedia Special Meeting (See page 65)

The SuperMedia special meeting will be held at SuperMedia’s corporate headquarters, 2200 West Airfield Drive, D/FW Airport, Texas 75261, on March 13, 2013 at 12:00 p.m., local time. At the SuperMedia special meeting, SuperMedia stockholders will be asked to consider and vote upon:

•	the approval and adoption of the merger agreement and the transactions it contemplates;

•

a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to SuperMedia’s named executive officers that is based on or otherwise relates to the transaction; and

•

a proposal to approve the adjournment of the special meeting, including, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve either of the foregoing proposals.

In addition, SuperMedia stockholders are being asked to vote to accept the SuperMedia prepackaged plan.

The SuperMedia board of directors has fixed the close of business on January 25, 2013 as the record date for the SuperMedia special meeting and for determining stockholders eligible to vote on the various proposals. Only SuperMedia stockholders of record at that time are entitled to notice of the SuperMedia special meeting or any adjournment or postponement of the SuperMedia special meeting and to vote on the SuperMedia out of court proposal and the SuperMedia bankruptcy proposal. Approval of the SuperMedia out of court proposal requires the approval by the affirmative vote of a majority of all votes entitled to be cast by the holders of SuperMedia common stock. Approval of the SuperMedia bankruptcy proposal requires the approval by the affirmative vote of 2/3 of all votes actually cast by the holders of SuperMedia common stock.

Each share of SuperMedia common stock outstanding on the record date entitles the holder to one vote on each matter to be voted upon by stockholders at the special meeting. Approval and adoption of the merger agreement and the transactions it contemplates requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of SuperMedia common stock. Because the affirmative vote of a majority of all the votes entitled to be cast by the holders of SuperMedia common stock is needed for us to proceed with the transaction, the failure to vote by proxy or in person will have the same effect as a vote against the transaction. Abstentions and broker non-votes also will have the same effect as a vote against the transaction. Approval of the SuperMedia prepackaged plan requires the approval by the affirmative vote of 2/3 of all votes cast by the holders of SuperMedia common stock. Abstentions and broker non-votes will have no effect on this vote to accept the SuperMedia prepackaged plan.

As of the SuperMedia record date, directors and executive officers of SuperMedia and their affiliates had the right to vote 395,142 shares of SuperMedia common stock, or approximately 2.5% of the outstanding SuperMedia common stock entitled to vote at the SuperMedia special meeting. In addition, one of SuperMedia’s directors, John Slater, currently serves as a senior vice president at Paulson & Co. Inc., which beneficially owns 2,607,506 shares of SuperMedia common stock, or approximately 16.8% of the SuperMedia common stock entitled to vote at the SuperMedia special meeting.

The SuperMedia board of directors believes that the transaction is in the best interests of SuperMedia and its stockholders and, by a unanimous vote of all directors voting, has approved and adopted the merger agreement and the transactions it contemplates. For the factors considered by the SuperMedia board of directors in reaching its decision to approve the merger agreement and the transactions it contemplates, see “Proposal 1: The Transaction — SuperMedia’s Reasons for the Transaction; Recommendation of the SuperMedia Board of Directors.” The SuperMedia board of directors unanimously recommends that the SuperMedia stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions it contemplates and vote to “ACCEPT” the SuperMedia prepackaged plan.

The Companies

Dex One Corporation (See page 69)

Dex One Corporation, the successor to R.H. Donnelley Corporation, is a marketing solutions company that helps local business and consumers connect with each other. Dex One’s marketing consultants provide helpful service, advice and value to local business in order for them to thrive in an increasingly complex and fragmented marketing landscape. Dex One Corporation offers customers a broad portfolio of marketing solutions, from print yellow pages to digital services that leverage consumers’ increasing utilization of local, social and mobile tools. Dex One provides consumers with relevant and trusted information to satisfy their local shopping needs when and how they want. The principal executive offices of Dex One are located at 1001 Winstead Drive, Cary, North Carolina 27513, and its telephone number is (919) 297-1600. Dex One’s corporate internet website is located at www.DexOne.com.

Additional information about Dex One and its subsidiaries, including a full description of the condition and performance of Dex One’s business, is included in documents incorporated by reference in this document, including Dex One’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 and current reports on Form 8-K. See “Where You Can Find More Information.”

SuperMedia Inc. (See pages 69 and 231; Appendices M, N and O)

SuperMedia Inc. is one of the largest yellow pages directory publishers in the United States as measured by revenue. SuperMedia is the official publisher of Verizon, FairPoint and Frontier print directories in the markets in which these companies are the incumbent local telephone exchange carriers. SuperMedia uses the brand Verizon, FairPoint and Frontier on its print directories in these and other specified markets. SuperMedia also offers digital advertising solutions. SuperMedia places its clients’ business information into a portfolio of local media solutions, which includes the Superpages directories, Superpages.com, SuperMedia’s digital local search resource on both desktop and mobile devices, the Superpages.com network, a digital syndication network that places local business information across more than 250 websites, mobile sites and mobile applications, and the Superpages direct mailers. In addition, SuperMedia offers solutions for social media, digital content creation and management, reputation management and search engine optimization. The principal executive offices of SuperMedia are located at 2200 West Airfield Drive, D/FW Airport, Texas 75261, and its telephone number is (972) 453-7000. SuperMedia’s corporate internet website is located at www.SuperMedia.com.

Additional information about SuperMedia and its subsidiaries, including a full description of the condition and performance of SuperMedia’s business, is included in the section entitled “Additional Information About SuperMedia” and Appendices M-O, which contain SuperMedia’s consolidated financial statements and related notes at December 31, 2011 and December 31, 2010, for each of the three years in the period ended December 31, 2011, at September 30, 2012 and for the three and nine month periods ended September 30, 2012.

Dex Media, Inc. (See page 70)

Dex Media, Inc. (currently named Newdex, Inc.) is a Delaware corporation and currently a direct wholly owned subsidiary of Dex One. Newdex was organized on August 17, 2012, solely for the purpose of effecting the transaction. Pursuant to the merger agreement, Dex One will be merged with and into Newdex. Dex One currently has a subsidiary named Dex Media, Inc., which is the intermediate holding company of DME and DMW. Dex Media, Inc. will change its name to Dex Media Holdings, Inc. upon consummation of the transaction. As a result of the transactions contemplated by the merger agreement, Newdex will change its name to Dex Media, Inc. and will become a publicly traded corporation, and former SuperMedia and Dex One stockholders will own stock in Dex Media. Newdex has not carried on any activities other than in connection with the transaction. Newdex’s principal executive offices are located at 1001 Winstead Drive, Cary, North Carolina 27513, and its telephone number is (919) 297-1600.

After the consummation of the transaction, the location of Dex Media’s headquarters and principal executive offices will be 2200 West Airfield Drive, P.O. Box 61980, D/FW Airport, Texas 75261, and its telephone number will be (972) 453-7000.

Spruce Acquisition Sub, Inc. (See page 71)

Spruce Acquisition Sub, Inc. (“Merger Sub”) is a newly formed Delaware corporation and a direct wholly owned subsidiary of Newdex. Merger Sub was formed solely for the purpose of effecting the proposed merger with SuperMedia and has not carried on any activities other than in connection with the proposed transaction. Pursuant to the merger agreement, Merger Sub will merge with and into SuperMedia. Merger Sub’s address is 1001 Winstead Drive, Cary, North Carolina 27513, and its telephone number is (919) 297-1600.

SELECTED HISTORICAL FINANCIAL DATA OF DEX ONE

The following table presents selected historical financial data for Dex One (the “Successor Company”) as of and for the year ended December 31, 2011 and the eleven months ended December 31, 2010 and, because Dex One emerged from Chapter 11 on January 29, 2010, selected historical financial data for R.H. Donnelley Corporation (the “Predecessor Company”) as of and for the one month ended January 31, 2010 and for the years ended December 31, 2009, 2008 and 2007, which were derived from the Successor Company’s and Predecessor Company’s audited consolidated financial statements, respectively. The selected historical financial data as of and for the nine months ended September 30, 2012 and 2011 were derived from the Successor Company’s unaudited consolidated financial statements, which, in the opinion of Dex One’s management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the unaudited interim period. You should read this information in conjunction with Dex One’s consolidated financial statements and related notes included in Dex One’s Annual Report on Form 10-K for the year ended December 31, 2011 and Dex One’s Quarterly Report on Form 10-Q for the nine month period ended September 30, 2012 and Dex One’s current report on Form 8-K, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information.”

	Predecessor Company				Successor Company
	Years Ended December 31,			One Month Ended January 31, 2010 (1)	Eleven Months Ended December 31, 2010 (1)	Year Ended December 31, 2011	Nine Months Ended September 30,
(in millions, except per share data)	2007(6)	2008	2009				2011	2012
Statements of Operations Data:
Net revenue	$2,680	$2,617	$2,202	$160	$831	$1,481	$1,129	$999
Impairment charges(2)	(20)	(3,870)	(7,338)	—	(1,159)	(801)	(801)	—
Operating income (loss)	905	(3,006)	(6,798)	64	(1,294)	(430)	(510)	107
Gain on sale of assets(3)	—	—	—	—	—	13	13	—
Gain (loss) on debt transactions, net(4)	(26)	265	—	—	—	—	—	140
Reorganization items, net(5)	—	—	(95)	7,793	—	—	—	—

Net income (loss)	$47	$(2,298)	$(6,453)	$6,920	$(924)	$(519)	$(525)	$98

Earnings (Loss) Per Share:
Basic	$0.66	$(33.41)	$(93.67)	$100.27	$(18.46)	$(10.35)	$(10.47)	$1.94
Diluted	$0.65	$(33.41)	$(93.67)	$100.21	$(18.46)	$(10.35)	$(10.47)	$1.93
Shares Used in Computing Earnings (Loss) Per Share:
Basic	70.9	68.8	68.9	69.0	50.0	50.1	50.1	50.6
Diluted	72.0	68.8	68.9	69.1	50.0	50.1	50.1	50.6
Balance Sheet Data:
Total assets(7)	$16,089	$11,881	$4,499	$5,913	$4,489	$3,460	$3,452	$2,863
Long-term debt, including current maturities(7)	10,176	9,622	3,555	3,265	2,737	2,510	2,552	2,005
Liabilities subject to compromise(7)	—	—	6,353	—	—	—	—	—
Shareholders’ equity (deficit)(7)	1,823	(493)	(6,919)	1,451	526	(10)	7	92

(1)	As a result of Dex One’s emergence from Chapter 11 in January 2010, financial information for Dex One is presented as of and for the eleven months ended December 31, 2010. Financial information for the Predecessor Company is presented as of and for the one month ended January 31, 2010.
(2)	During the nine months ended September 30, 2011 and year ended December 31, 2011, Dex One recognized a goodwill impairment charge of $801 million.

Dex One recognized a non-goodwill intangible asset impairment charge associated with trade names and trademarks, technology, local customer relationships and other from its former Business.com reporting unit of $22 million and a goodwill impairment charge of $1,137 million, for a total impairment charge of $1,159 million during the eleven months ended December 31, 2010.

The Predecessor Company recognized a non-goodwill intangible asset impairment charge of $7,338 million during the year ended December 31, 2009 associated with directory services agreements, advertiser relationships, third party contracts and network platforms acquired in prior acquisitions.

The Predecessor Company recognized a goodwill impairment charge of $3,124 million and non-goodwill intangible asset and other long-lived asset impairment charges totaling $746 million associated with local and national customer relationships and tradenames and technology acquired in prior acquisitions, for a total impairment charge of $3,870 million during the year ended December 31, 2008.

During the year ended December 31, 2007, the Predecessor Company recorded a non-goodwill intangible asset impairment charge of $20 million associated with tradenames acquired in a prior acquisition.

(3)	On February 14, 2011, Dex One completed the sale of substantially all net assets of Business.com, including long-lived assets, domain names, trademarks, brands, intellectual property, related content and technology platform. As a result, Dex One recognized a gain on the sale of these assets of $13 million during the first quarter of 2011.
(4)	During the nine months ended September 30, 2012, Dex One repurchased amounts outstanding under its amended and restated credit facilities and amounts outstanding under the Dex One senior subordinated notes below par, resulting in a gain on debt transactions of $140 million.

As a result of financing activities conducted during 2008, the Predecessor Company reduced its outstanding debt by $410 million and recorded a gain on debt transactions of $265 million during the year ended December 31, 2008.

During the year ended December 31, 2007, the Predecessor Company recorded a loss on debt transactions of $26 million associated with financing activities conducted during the fourth quarter of 2007.

(5)	Reorganization items directly associated with the process of reorganizing the business under Chapter 11 have been recorded on a separate line item on the consolidated statement of operations. The Predecessor Company recorded $7,793 million of net reorganization items during the one month ended January 31, 2010 comprised of a $4,524 million gain on reorganization / settlement of liabilities subject to compromise and fresh start accounting adjustments of $3,269 million. For the year ended December 31, 2009, the Predecessor Company recorded $95 million of net reorganization items.
(6)	Financial data for the year ended December 31, 2007 includes the results of Business.com commencing August 23, 2007.
(7)	The significant decline in total assets and shareholders’ deficit as of December 31, 2009 and 2008 is a direct result of the impairment charges noted above. The significant decline in long-term debt, including current maturities, at December 31, 2009 is a direct result of the Predecessor Company’s senior notes, senior discount notes and senior subordinated notes, which were reclassed to liabilities subject to compromise on the consolidated balance sheet at December 31, 2009.

SELECTED HISTORICAL FINANCIAL DATA OF SUPERMEDIA

The following table presents selected historical financial data for SuperMedia (the “Successor Company”) as of and for the years ended December 31, 2011 and 2010 and, because SuperMedia emerged from Chapter 11 on December 31, 2009, selected historical financial data for Idearc Inc. (the “Predecessor Company”) as of and for the years ended December 31, 2009, 2008 and 2007, which were derived from the Successor Company’s and Predecessor Company’s audited consolidated financial statements, respectively. The selected historical financial data as of and for the nine months ended September 30, 2012 and 2011 were derived from the Successor Company’s unaudited consolidated financial statements, which, in the opinion of SuperMedia’s management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the unaudited interim period. You should read this information in conjunction with SuperMedia’s consolidated financial statements and related notes at December 31, 2011 and December 31, 2010, for each of the three years in the period ended December 31, 2011, at September 30, 2012 and for the three and nine month periods ended September 30, 2012, which are contained in this document at Appendices M-O.

	Predecessor Company			Successor Company
	Years Ended December 31,			Years Ended December 31,		Nine Months Ended September 30,
(in millions, except per share data)	2007	2008(1)	2009(2)	2010(3)	2011(4)	2011(5)	2012(6)
Statements of Operations Data:
Net revenue	$3,189	$2,973	$2,512	$1,176	$1,642	$1,258	$1,042
Impairment charges	—	225	—	—	1,003	1,003	—
Operating income (loss)	1,343	926	741	(96)	(596)	(688)	335
Gain on debt transactions, net	—	—	—	76	116	—	51
Reorganization items, net	—	—	8,035	(5)	(2)	(1)	(1)

Net income (loss)	$429	$183	$8,257	$(196)	$(771)	$(909)	$178

Earnings (Loss) Per Share:
Basic	$2.94	$1.25	$56.32	$(13.04)	$(51.04)	$(60.15)	$11.36
Diluted	$2.94	$1.25	$56.32	$(13.04)	$(51.04)	$(60.15)	$11.36
Cash Dividends Declared Per Common Share	1.37	0.3425	—	—	—	—	—
Shares Used in Computing Earnings (Loss) Per Share:
Basic	146.1	146.4	146.6	15.0	15.1	15.1	15.3
Diluted	146.1	146.4	146.6	15.0	15.1	15.1	15.3

	Predecessor Company		Successor Company
	As of December 31,		As of December 31,			As of September 30,
	2007	2008(1)	2009(2)	2010(3)	2011(4)	2011(5)	2012(6)
Balance Sheet Data:
Total assets	$1,667	$1,815	$3,834	$2,926	$1,633	$1,834	$1,444
Long-term debt, including current maturities	9,068	9,267	2,750	2,171	1,745	2,135	1,475
Shareholders’ equity (deficit)	(8,600)	(8,491)	200	(30)	(788)	(924)	(470)

(1)	During 2008, the Predecessor Company recorded a non-goodwill intangible asset impairment charge of $225 million primarily related to the write down of Switchboard.com.

Due to the potential events of default resulting from noncompliance with certain covenants in the Predecessor Company’s debt agreements and the Predecessor Company’s expectation to restructure its capitalization under federal bankruptcy laws, its total outstanding debt of $9,267 million was classified as current maturities of long-term debt as of December 31, 2008.

(2)	During 2009, the Predecessor Company entered and the Successor Company emerged from Chapter 11 bankruptcy. As required by U.S. generally accepted accounting principles (“GAAP”), the Successor Company adopted fresh start accounting effective December 31, 2009. The consolidated financial statements for the periods ended prior to December 31, 2009 do not include the effect of any changes in the Successor Company’s capital structure or changes in the fair value of assets and liabilities as a result of fresh start accounting. The results of operations of the Predecessor Company for the year ended December 31, 2009 include one-time reorganization items gains of $8,035 million, including a pre-emergence gain of $6,035 million resulting from the discharge of liabilities under the amended plan of reorganization, as well as a gain of $2,469 million associated with fresh start accounting adjustments. Additionally, goodwill of $1,707 million and $555 million of intangible assets were recorded in 2009 in connection with the Successor Company’s adoption of fresh start accounting. Upon emergence from bankruptcy, the Successor Company’s total outstanding debt of $2,750 million was classified as long-term.
(3)	As required by fresh start accounting, at December 31, 2009, the balances of deferred revenue and deferred directory costs were adjusted to their fair value of zero, which had a significant non-cash impact on SuperMedia’s 2010 operating results. As a result, approximately $846 million of deferred revenue ($826 million net of estimated sales allowances) and $213 million of deferred directory costs were not recognized in SuperMedia’s 2010 consolidated statement of operations which would have otherwise been recorded by the Predecessor Company. In addition, SuperMedia’s 2010 operating results were significantly impacted by the exclusion of approximately $61 million of bad debt expense due to the exclusion of revenue associated with the implementation of fresh start accounting at December 31, 2009 that would have been recognized by the Predecessor Company. These non-cash fresh start adjustments impact only SuperMedia’s 2010 consolidated statement of operations and do not affect future years’ results. Likewise, these non-cash fresh start adjustments did not affect cash flows as client billing and collection activities remained unchanged.

During 2010, SuperMedia recorded $40 million of reduced operating expenses related to the favorable non-recurring, non-cash resolution of state operating tax claims.

For the year ended December 31, 2010, SuperMedia made cash debt payments of $500 million, which reduced SuperMedia’s debt obligations by $579 million. On December 23, 2010, SuperMedia paid $185 million to prepay senior secured term loans of $264 million at 70% of par. This transaction resulted in SuperMedia recording a $76 million gain ($79 million gain offset by $3 million in administrative fees associated with the transaction), which was recorded as early extinguishment of debt on SuperMedia’s 2010 consolidated statement of operations. For the year ended December 31, 2010, SuperMedia also made additional debt principal payments, at par, of $315 million.

(4)	During 2011, SuperMedia recorded a non-cash goodwill impairment charge of $1,003 million ($997 million after-tax). This reduced SuperMedia’s goodwill balance from $1,707 million to $704 million.

For the year ended December 31, 2011, SuperMedia made cash debt payments of $308 million, which reduced SuperMedia’s debt obligations by $426 million. On December 14, 2011, SuperMedia utilized $117 million in cash to prepay $235 million of the senior secured term loans at a rate of 49.75% of par. This transaction resulted in SuperMedia recording a $116 million gain ($118 million gain offset by $2 million in administrative fees associated with the transaction), which was recorded as early extinguishment of debt on SuperMedia’s 2011 consolidated statement of operations. For the year ended December 31, 2011, SuperMedia also made additional debt principal payments, at par, of $191 million.

(5)	During the nine months ended September 30, 2011, SuperMedia recorded a non-cash goodwill impairment charge of $1,003 million ($997 million after-tax). This reduced SuperMedia’s goodwill balance from $1,707 million to $704 million.

(6)	During the nine months ended September 30, 2012, SuperMedia made cash debt payments of $218 million, which reduced the Company’s debt obligations by $270 million. On May 5, 2012, SuperMedia utilized $33 million in cash to prepay $56 million of the senior secured term loans at a rate of 59% of par. On March 2, 2012, SuperMedia utilized $31 million in cash to prepay $60 million of the senior secured term loans at a rate of 52% of par. These transactions resulted in SuperMedia recording a $51 million non-taxable gain ($52 million gain offset by $1 million in administrative fees associated with the transactions), which was recorded as early extinguishment of debt on SuperMedia’s nine months ended September 30, 2012 consolidated statement of operations. For the nine months ended September 30, 2012, SuperMedia made additional debt principal payments, at par, of $154 million.

During the nine months ended September 30, 2012, SuperMedia amended its other post-employment benefit plans. The changes limit and/or eliminate Company subsidies associated with other post-employment benefits including medical, prescription drug, dental and life insurance coverage for retirees, certain employees and their respective dependents effective September 1, 2012. These plan amendments resulted in a pre-tax reduction of $257 million to employee benefit obligations and an after-tax deferred gain to accumulated other comprehensive income of $161 million. During the nine months ended September 30, 2012, SuperMedia recorded a $32 million credit to expense associated with the amortization of the deferred gain related to these plan amendments.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

We derived the following selected unaudited pro forma condensed combined financial information from Dex One and SuperMedia’s unaudited consolidated balance sheets as of September 30, 2012, audited consolidated statements of operations for the year ended December 31, 2011 and unaudited consolidated statements of operations for the nine months ended September 30, 2012. The following selected unaudited pro forma condensed combined financial information of Dex Media is presented for illustrative purposes only and gives effect to the transaction as if it had occurred on January 1, 2011 with respect to the selected unaudited pro forma condensed combined statements of operations data and as of September 30, 2012 with respect to the selected unaudited pro forma condensed combined balance sheet data. The following selected unaudited pro forma condensed combined financial information does not consider any potential impact resulting from the prepackaged plans. The historical consolidated financial statements of Dex One and SuperMedia have been adjusted to give effect to pro forma events that are (1) directly attributable to the transaction, (2) estimable and supportable and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results. The following selected unaudited pro forma condensed combined financial information is not indicative of the financial results of the combined companies had the companies actually been combined at the beginning of each period presented, does not reflect the impact of possible business model changes or the costs of any integration activities or benefits that may result from the transaction and is not indicative of the results of operations in future periods or the future financial position of Dex Media. The following selected unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors. The following selected unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and related notes of Dex One and SuperMedia, which are contained or incorporated by reference in this document, and the other information contained or incorporated by reference in this document.

The following selected unaudited pro forma condensed combined financial information is preliminary, as the detailed valuation studies necessary to arrive at the required estimates of fair value of SuperMedia’s assets to be acquired and liabilities to be assumed and the related allocations of purchase price have not been finalized, nor have we identified all adjustments necessary to conform accounting policies. A final determination of the fair value of SuperMedia’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of SuperMedia that exist as of the date of completion of the transaction and, therefore, a final determination cannot be made prior to the completion of the transaction. In addition, the final value of the consideration to be provided by Dex One to complete the transaction will be determined based on information at the time the transaction closes. Accordingly, the pro forma purchase price adjustments and allocations used in preparing the selected unaudited pro forma condensed combined financial information below are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. Final pro forma purchase price adjustments and allocations may differ materially from the preliminary pro forma purchase price adjustments and allocations. See “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Statements.”

(in millions, except per share data)	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Statements of Operations Data:
Net revenues	$2,454	$2,041
Operating income (loss)	(1,454)	474
Net income (loss)	(1,625)	235
Basic and diluted earnings (loss) per share	$(95.03)	$13.74
Balance Sheet Data:
Total assets	N/A	$4,510
Long-term debt, including current maturities	N/A	2,999
Shareholders’ equity	N/A	$102

(N/A)	Selected unaudited pro forma balance sheet data as of December 31, 2011 is not applicable.

UNAUDITED PRO FORMA COMPARATIVE PER SHARE DATA

The following unaudited pro forma comparative per share information table presents income (loss) from continuing operations per common share and book value per common share data separately for Dex One and SuperMedia (1) on a historical basis, (2) on an unaudited pro forma combined basis and (3) on an unaudited pro forma basis per Dex One equivalent common share and SuperMedia equivalent common share. The following unaudited pro forma comparative per share information table gives effect to the transaction and the associated equity capital investments using the acquisition method of accounting as if it had occurred on January 1, 2011 with respect to the unaudited pro forma income (loss) from continuing operations per common share data, and as of September 30, 2012 with respect to the unaudited pro forma book value per common share data. The following unaudited pro forma comparative per share information table does not consider any potential impact resulting from the prepackaged plans and does not indicate the financial results of the combined companies had the companies actually been combined at the beginning of each period presented, does not reflect the impact of possible business model changes or the costs of any integration activities or benefits that may result from the transaction, and is not indicative of the results of operations in future periods or the future financial position of Dex Media. The following unaudited pro forma comparative per share information table also does not consider any potential impacts of current market conditions on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors. The following unaudited pro forma comparative per share information table has been derived from and should be read in conjunction with the historical consolidated financial statements and related notes of Dex One and SuperMedia, which are contained or incorporated by reference in this document, and the other information contained or incorporated by reference in this document.

The following unaudited pro forma comparative per share information table is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. Accordingly, the actual unaudited pro forma comparative per share information table may differ materially from the preliminary unaudited pro forma comparative per share information table presented here. See “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Statements.”

	Dex One Historical Per Share Data (1)	SuperMedia Historical Per Share Data(1)	Dex Media Unaudited Pro Forma Combined(2)	Per Equivalent Dex One Share(3)	Per Equivalent SuperMedia Share (4)
Loss from Continuing Operations Per Common Share for the Year Ended December 31, 2011:
Basic and diluted	$(10.35)	$(51.04)	$(95.03)	$(19.01)	$(41.68)
Income from Continuing Operations Per Common Share for the Nine Months Ended September 30, 2012:
Basic	$1.94	$11.36	$13.74	$2.75	$6.03
Diluted	$1.93	$11.36	$13.74	$2.75	$6.03
Book Value Per Common Share:
As of December 31, 2011	$(0.20)	$(50.95)	N/A	N/A	N/A
As of September 30, 2012	$1.81	$(30.02)	$5.96	$1.19	$2.61

(1)	The historical book value per common share is computed by dividing total shareholders’ equity (deficit) by the number of shares of common stock outstanding at the end of the period.
(2)

The pro forma income (loss) from continuing operations per common share of the combined company is computed by dividing the pro forma income (loss) from continuing operations by the pro forma weighted average number of shares outstanding. The pro forma book value per common share of the combined company is computed by dividing total pro forma shareholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period. Pro forma book value per common share as of December 31, 2011 is not applicable.
(3)	Reflects Dex One shares at the Dex One Exchange Ratio of 0.2.
(4)	Reflects SuperMedia shares at the SuperMedia Exchange Ratio of 0.4386.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference certain forward-looking statements, including statements about the financial condition, results of operations, earnings outlook and prospects of each of Dex One and SuperMedia, whether and when the transaction will be completed, and the benefits of combination of Dex One and SuperMedia, which are subject to numerous assumptions, risks and uncertainties. These forward-looking statements are found at various places throughout this document, including in the section entitled “Risk Factors.” You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions. Actual results could differ materially from those contained or implied by such statements for a variety of factors, including:

•	the continuing decline in the use of print directories;

•	increased competition, particularly from existing and emerging digital technologies;

•	ongoing weak economic conditions and continued decline in advertising sales;

•	Dex One’s and SuperMedia’s abilities to collect trade receivables from customers to whom they extend credit;

•	Dex One’s and SuperMedia’s abilities to generate sufficient cash to service their debt;

•

Dex One’s and SuperMedia’s abilities to comply with the financial covenants contained in their respective credit facilities and the potential impact to operations and liquidity as a result of restrictive covenants in such credit facilities;

•

Dex One’s and SuperMedia’s abilities to refinance or restructure their debt on reasonable terms and conditions as might be necessary from time to time, including without limitation, obtaining approval of Dex One’s senior secured creditors and SuperMedia’s senior secured creditors with respect to financing amendments required under the merger agreement;

•	increasing interest rates;

•	changes in the companies’ and the companies’ subsidiaries’ credit ratings;

•	changes in accounting standards;

•	regulatory changes and judicial rulings impacting the companies’ businesses;

•	adverse results from litigation, governmental investigations or tax related proceedings or audits;

•	the effect of labor strikes, lock-outs and negotiations;

•	successful realization of the expected benefits of acquisitions, divestitures and joint ventures;

•	Dex One’s and SuperMedia’s abilities to maintain agreements with major internet search and local media companies;

•	Dex One’s and SuperMedia’s reliance on third-party vendors for various services;

•	other events beyond our control that may result in unexpected adverse operating results;

•	the ability of Dex One and SuperMedia to consummate the transaction on the terms set forth in the merger agreement;

•	the risk that anticipated cost savings, growth opportunities and other financial and operating benefits as a result of the transaction may not be realized or may take longer to realize than expected;

•	the risk that benefits from the transaction may be significantly offset by costs incurred in integrating the companies;

•	potential adverse impacts or delay in completing the transaction as a result of obtaining consents from lenders to Dex One or SuperMedia;

•	failure to receive the approval of the stockholders of either Dex One or SuperMedia for the transaction;

•

difficulties in connection with the process of integrating Dex One and SuperMedia, including: coordinating geographically separate organizations; integrating business cultures, which could prove to be incompatible; difficulties and costs of integrating information technology systems; and the potential difficulty in retaining key officers and personnel;

•	if required, the ability of Dex One and SuperMedia to consummate the transaction on the terms set forth in the prepackaged plans;

•	obtaining the approval of each of Dex One’s and SuperMedia’s board of directors to authorize the commencement of the respective Chapter 11 cases;

•	the risks related to the impact any Chapter 11 cases and the prepackaged plans could have on Dex One’s and SuperMedia’s business operations, financial condition, liquidity or cash flow;

•	the possibility that the Bankruptcy Court does not confirm the prepackaged plans or requires a re-solicitation of votes;

•	the risks related to other parties objecting to the prepackaged plans and the resulting cost and expenses of delays in any Chapter 11 cases; and

•

risks that if the transaction is consummated through Chapter 11 cases, each of Dex One and SuperMedia will incur significant, non-recurring costs in connection with the administration of the bankruptcy cases.

In light of these assumptions, risks and uncertainties, the results anticipated by the forward-looking statements contained in this document or made by representatives of Dex One or SuperMedia may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof or, in the case of statements incorporated by reference, on the date of the document incorporated by reference, or, in the case of statements made by representatives of Dex One or SuperMedia, on the date those statements are made. All subsequent written and oral forward-looking statements concerning the transaction or Dex Media or other matters addressed in this document and attributable to Dex One or SuperMedia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. All forward-looking statements included in this document are based on information available at the time of the document. Except to the extent required by applicable law or regulation, neither Dex One nor SuperMedia assumes any obligation to update any forward-looking statement.

For additional information about factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, please see the reports that Dex One and SuperMedia have filed with the SEC as described under “Where You Can Find More Information.”

RISK FACTORS

In addition to the other information included in and incorporated by reference into this document, including the risk factors and other information set forth in the Annual Report on Form 10-K of Dex One for the fiscal year ended December 31, 2011 and the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors before deciding whether to vote for the approval and adoption of the merger agreement and the transactions it contemplates or the prepackaged plans, as applicable. For further discussion of these and other risk factors, please see Dex One’s and SuperMedia’s periodic reports and the documents incorporated by reference into this document. See “Where You Can Find More Information.” If any of the risks described below or in the periodic reports and other documents incorporated by reference into this document actually materialize, the businesses, financial condition, results of operations, prospects or stock prices of Dex One, SuperMedia or Dex Media could be materially adversely affected.

Risk Factors Relating to the Merger

The exchange ratios are fixed and will not be adjusted in the event of any change in either Dex One’s or SuperMedia’s stock price.

Upon the closing of the transaction, whether consummated out of court or through Chapter 11 cases, each share of Dex One common stock will be converted into 0.2 shares of Dex Media common stock and each share of SuperMedia common stock will be converted into the right to receive 0.4386 shares of Dex Media common stock. These exchange ratios will not be adjusted for changes in the market price of either Dex One or SuperMedia common stock between the signing of the merger agreement and the completion of the transaction. Changes in the prices of Dex One common stock and SuperMedia common stock will affect the value of the Dex Media common stock that Dex One stockholders and SuperMedia stockholders, respectively, will receive in the transaction.

Dex One and SuperMedia stockholders cannot be sure of the market value of the shares of Dex Media common stock to be issued upon completion of the transaction.

Dex One stockholders and SuperMedia stockholders will each receive a fixed number of shares of Dex Media common stock in the transaction. The market values of Dex One common stock and SuperMedia common stock at the time of the completion of the transaction may vary significantly from their prices on the date the merger agreement was executed, the date of this document, the date on which Dex One stockholders and SuperMedia stockholders vote on the transaction or the date on which the Dex One and SuperMedia prepackaged plans become effective. Because the respective exchange ratios will not be adjusted to reflect any changes in the market prices of Dex One common stock or SuperMedia common stock, the market value of the Dex Media common stock issued in the transaction and the Dex One common stock and SuperMedia common stock surrendered in the transaction may be higher or lower than the values of these shares on earlier dates. 100% of the transaction consideration to be received by both Dex One stockholders and SuperMedia stockholders will be Dex Media common stock.

Changes in the market prices of Dex One common stock and SuperMedia common stock may result from a variety of factors that are beyond the control of Dex One or SuperMedia, including changes in their businesses, operations and prospects, regulatory considerations, governmental actions and legal proceedings and developments. Market assessments of the benefits of the transaction, the likelihood that the transaction will be completed and general and industry-specific market and economic conditions may also have an effect on the market price of Dex One common stock and SuperMedia common stock. Changes in market prices of SuperMedia common stock and Dex One common stock may also be caused by fluctuations and developments affecting domestic and global securities markets. Neither Dex One nor SuperMedia is permitted to terminate the merger agreement solely because of changes in the market price of either party’s respective common stock.

In addition, the transaction may not be completed until a significant period of time has passed after the voting deadline to approve the transaction with respect to other closing conditions in the merger agreement or the prepackaged plans. As a result, the market values of Dex One common stock or SuperMedia common stock may vary significantly from the date of the voting deadline to the date of the completion of the transaction. You are urged to obtain up-to-date prices for Dex One common stock and SuperMedia common stock. There can be no assurance that the transaction will be completed, that there will not be a delay in the completion of the transaction or that all or any of the anticipated benefits of the transactions will be obtained. See “Comparative Per Share Market Price and Dividend Information” for ranges of historic prices of Dex One common stock and SuperMedia common stock.

Failure to successfully combine the businesses of Dex One and SuperMedia or failure to do so in the expected time frame may adversely affect Dex Media’s future results.

The success of the transaction will depend, in part, on Dex Media’s ability to realize the anticipated benefits from combining the businesses of Dex One and SuperMedia. To realize these anticipated benefits, the businesses of Dex One and SuperMedia must be successfully combined. Historically, Dex One and SuperMedia have been independent companies, and they will continue to be operated as such until the completion of the transaction. The management of Dex Media may face significant challenges in consolidating the functions of SuperMedia and Dex One, integrating the technologies, organizations, procedures, policies and operations of the two companies, as well as addressing the different business cultures at the two companies and retaining key personnel. If Dex One and SuperMedia do not successfully integrate their business operations, the anticipated benefits of the transaction may not be realized fully or at all or may take longer to realize than expected. The integration may also be complex and time consuming and require substantial resources and effort. The integration process and other disruptions resulting from the transaction may also disrupt each company’s ongoing businesses and/or adversely affect our relationships with employees, regulators and others with whom we have business or other dealings. There can be no assurance that Dex Media will be able to accomplish this integration process smoothly or successfully. In addition, the integration of certain operations following the transaction will require the dedication of significant management resources, which will compete for management’s attention with its efforts to manage the day-to-day business of Dex Media. Even if Dex One and SuperMedia are able to integrate their business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, growth and operational efficiencies that may be possible from this integration, or that these benefits will be achieved within a reasonable period of time. Any inability to realize the full extent of, or any of, the anticipated cost savings and financial benefits of the transaction, as well as any delays encountered in the integration process, could have an adverse effect on the business and results of operations of Dex Media, which may affect the market price of Dex Media common stock.

Dex One and SuperMedia will be subject to business uncertainties and contractual restrictions while the transaction is pending.

Uncertainty about the effect of the transaction on employees and customers may have an adverse effect on Dex One or SuperMedia and consequently on Dex Media. These uncertainties may impair Dex One’s or SuperMedia’s ability to retain and motivate key personnel and could cause customers and others that deal with Dex One or SuperMedia to defer entering into contracts with Dex One or SuperMedia or making other decisions concerning Dex One or SuperMedia or seek to change existing business relationships with Dex One or SuperMedia. Certain of Dex One’s or SuperMedia’s commercial contracts contain change of control restrictions that may give rise to a right of termination or cancellation in connection with the transaction. In addition, if key employees depart because of uncertainty about their future roles and the potential complexities of the transaction, SuperMedia’s and Dex One’s businesses could be harmed. In addition, the merger agreement restricts Dex One and SuperMedia from making certain acquisitions and taking other specified actions until the transaction occurs without the consent of the other party. These restrictions may prevent Dex One and SuperMedia from pursuing attractive business opportunities that may arise prior to the completion of the transaction.

The merger agreement limits Dex One’s and SuperMedia’s ability to pursue alternatives to the transaction.

Each of Dex One and SuperMedia has agreed that it will not, among other things, solicit, initiate, encourage or facilitate, or engage in discussions, negotiations or agreements regarding, proposals to acquire 10% or more of the stock or assets of Dex One or SuperMedia, subject to limited exceptions, including that a party may take certain actions in the event it receives an unsolicited acquisition proposal that constitutes a superior proposal or is reasonably expected to lead to a superior proposal, and the party’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that a failure to take action with respect to such takeover proposal would be inconsistent with its duties under applicable law. Each party has also agreed that its board of directors will not change its recommendation to its stockholders or approve any alternative agreement, subject to limited exceptions, including that, at any time prior to the applicable stockholder approval, the applicable board of directors may make a change in recommendation of the transaction if such board concludes in good faith, after consultation with its outside legal counsel and financial advisor, that (1) the failure to take such action would be inconsistent with its duties under applicable laws, (2) if requested by the other party, its representatives shall have negotiated in good faith with the other party for three business days and (3) if such change in recommendation is related to an alternative acquisition proposal, that such proposal constitutes a superior proposal.

Members of both Dex One’s and SuperMedia’s management and certain directors have interests in the transaction that are different from, or in addition to, your interests.

Executive officers of Dex One and SuperMedia negotiated the terms of the merger agreement, and the Dex One and SuperMedia boards approved the transaction and recommended that their respective stockholders vote to approve and adopt the merger agreement and related transactions or, in the alternative, the prepackaged plans. In considering these facts and the other information contained in this document, you should be aware that some members of both Dex One’s and SuperMedia’s management and certain members of their boards have economic interests in the transaction that are different from, or in addition to, the interests of Dex One stockholders and SuperMedia stockholders generally. These interests include, among others, continued service as a director or an executive officer of Dex Media, ownership interests in Dex Media and the accelerated vesting of certain equity awards and/or certain severance benefits, in connection with the transaction. These interests, among others, may influence the directors and executive officers of Dex One and SuperMedia to support or approve the transaction. In addition, some directors of each of Dex One and SuperMedia are associated with stockholders who are also debtholders of each of Dex One and SuperMedia, and therefore may have interests relating to the debt that are different from those relating to the equity. Please see “Proposal 1: The Transaction — Interests of Certain Persons in the Transaction” for information about these economic interests.

Both Dex One stockholders and SuperMedia stockholders will have a reduced ownership and voting interest after the transaction and will exercise less influence over management.

After the completion of the transaction, the Dex One stockholders and SuperMedia stockholders will own a smaller percentage of Dex Media than they currently own of Dex One and SuperMedia, respectively. Upon completion of the transaction, it is anticipated that Dex One stockholders and SuperMedia stockholders will hold approximately 60% and 40%, respectively, of the shares of common stock of Dex Media issued and outstanding immediately after the consummation of the transaction. Consequently, Dex One stockholders, as a group, and SuperMedia stockholders, as a group, will each have reduced ownership and voting power in Dex Media compared to their current ownership and voting power in Dex One and SuperMedia, respectively. In particular, SuperMedia stockholders, as a group, will have less than a majority of the ownership and voting power of Dex Media and, therefore, will be able to exercise less collective influence over the management and policies of Dex Media than they currently exercise over the management and policies of SuperMedia.

Dex One and SuperMedia may be unable to obtain in the anticipated timeframe, or at all, the necessary consents to the transaction from their respective senior secured creditors and the necessary amendments to their respective credit facilities.

Completion of the transaction is contingent upon, among other things, each of Dex One and SuperMedia reaching an agreement in a manner acceptable to each of Dex One and SuperMedia with (a) 100% of their senior secured creditors to consummate the transaction out of court or (b) with respect to each of Dex One’s senior secured credit facilities and SuperMedia’s senior secured credit facility, at least 50% of each of their respective senior secured creditors of those who vote for or against the relevant prepackaged plan and at least 2/3 in amount of their respective senior secured creditors of those who vote for or against the relevant prepackaged plan to consummate the transaction in Chapter 11 cases. Dex One and SuperMedia can provide no assurance that the necessary financing amendments will be entered into. In addition, Dex One and SuperMedia can provide no assurance that any amendments to their respective credit facilities will not contain terms, conditions or restrictions that would be detrimental to the combined company following the transaction. See “Description of Certain Indebtedness” for more information.

The support of certain secured creditors of Dex One and SuperMedia for the necessary amendments to the applicable credit facilities is subject to the terms of support agreements between Dex One and certain of its secured creditors and SuperMedia and certain of its secured creditors, which are subject to termination.

Dex One and SuperMedia have entered into support agreements with certain of their respective senior secured creditors. These support agreements provide, among other things, that the creditor parties will support the amendments to the Dex One or SuperMedia credit facilities and the Dex One or SuperMedia prepackaged plan, as applicable and will support the waiver of certain rights under the various credit agreements. The execution of the support agreements by those secured creditors is not a guarantee that the proposed financing amendments will become effective. As of the date of this filing, an insufficient number of creditors are party to the support agreement to cause the proposed financing amendments to be effective in an out of court process, and there is no assurance that Dex One or SuperMedia will ever obtain the support of the requisite numbers of creditors to do so. In addition, these support agreements are subject to automatic termination upon the occurrence of certain events, and to termination upon 10 business days’ notice (subject to cure) upon the occurrence of certain other events, including the failure to deliver definitive loan documents within a certain timeframe and the failure of this registration statement to be declared effective within a specified timeframe. If these support agreements are terminated, the senior secured lenders of Dex One or SuperMedia will have no obligation to support the financing amendments to the Dex One or SuperMedia credit facilities, as applicable, either through an out of court transaction or through a Chapter 11 process. The transaction will not be consummated if the financing amendments are not approved. See “The Prepackaged Plans—The Dex One Prepackaged Plan—The Dex One Support Agreement” and “The Prepackaged Plans—The SuperMedia Prepackaged Plan—The SuperMedia Support Agreement.”

Dex One, SuperMedia and Dex Media will incur significant transaction and transaction-related transition costs in connection with the transaction.

Dex One and SuperMedia expect that they and Dex Media will incur significant, non-recurring costs in connection with consummating the transaction and integrating the operations of the two companies. Dex One and SuperMedia may incur additional costs to maintain employee morale and to retain key employees. Dex One and SuperMedia will also incur significant fees and expenses relating to amending existing credit facilities and legal, accounting and other transaction fees and other costs associated with the transaction. Some of these costs are payable regardless of whether the transaction is completed. Upon termination of the merger agreement under specified circumstances, Dex One or SuperMedia may be required to pay the other party an expense reimbursement of up to a maximum amount of $7.5 million. Additionally, if the transaction is consummated through Chapter 11 cases, each of Dex One and SuperMedia will incur significant, non-recurring costs in connection with the administration of the bankruptcy cases.

Unaudited pro forma financial information included in this document may not be indicative of Dex Media’s actual financial position or results of operations.

The unaudited pro forma financial information in this document is presented for illustrative purposes only and is not necessarily indicative of what Dex Media’s actual financial position or results of operations would have been had the transaction been completed on the dates indicated. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to SuperMedia’s net assets. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of SuperMedia as of the date of the completion of the transaction. In addition, subsequent to the closing date, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this document. See “Dex One and SuperMedia Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Dex One, SuperMedia and, subsequently, Dex Media must continue to retain, motivate and recruit executives and other key employees, which may be difficult in light of uncertainty regarding the transaction, and failure to do so could negatively affect Dex Media.

For the transaction to be successful, during the period before the transaction is completed, both Dex One and SuperMedia must continue to retain, motivate and recruit executives and other key employees. Moreover, Dex Media must be successful at retaining and motivating key employees following the completion of the transaction. Experienced employees at both Dex One and SuperMedia are in high demand and competition for their talents can be intense. Employees of both Dex One and SuperMedia may experience uncertainty about their future roles with Dex Media until, or even after, strategies with regard to Dex Media are announced or executed. The potential distractions of the transaction may adversely affect the ability of Dex One, SuperMedia or, following completion of the transaction, Dex Media to retain, motivate and recruit executives and other key employees and keep them focused on applicable strategies and goals. A failure by Dex One, SuperMedia or, following the completion of the transaction, Dex Media to attract, retain and motivate executives and other key employees during the period prior to or after the completion of the transaction could have a negative impact on the businesses of Dex One, SuperMedia or Dex Media.

The market price for shares of Dex Media common stock may be affected by factors different from those affecting the market price for shares of SuperMedia common stock and Dex One common stock.

Upon completion of the transaction, holders of SuperMedia common stock and Dex One common stock will become holders of Dex Media common stock. The results of operations of Dex Media, as well as the market price of Dex Media common stock, may be affected by factors different from those currently affecting the results of operations and stock prices of SuperMedia and Dex One, including differences in stockholder composition, differences in Dex One’s and SuperMedia’s businesses and differences in Dex One’s and SuperMedia’s assets and capitalizations.

Upon the consummation of the transaction, the Dex Media certificate of incorporation will include transfer restrictions on the Dex Media common stock, and, if the transaction is consummated through Chapter 11 cases, the Dex Media certificate of incorporation will include restrictions prohibiting the issuance of non-voting equity securities.

The merger agreement provides that, upon the consummation of the transaction, the Dex Media certificate of incorporation will include specific transfer restrictions on the Dex Media common stock to reduce the possibility of certain ownership changes occurring before or after the merger of Merger Sub with and into SuperMedia. These restrictions could impair the ability of certain stockholders to freely transfer shares of Dex Media common stock after the completion of the transaction. In addition, if the transaction is consummated through Chapter 11 cases, the Dex Media certificate of incorporation will also include a provision prohibiting the issuance of non-voting equity securities to the extent necessary to satisfy the requirements of the Bankruptcy Code.

The shares of Dex Media common stock to be received by Dex One stockholders and SuperMedia stockholders as a result of the transaction will have different rights from the shares of Dex One common stock and SuperMedia common stock.

Upon the completion of the transaction, both Dex One stockholders and SuperMedia stockholders will become Dex Media stockholders and their rights as stockholders will be governed by the certificate of incorporation and bylaws of Dex Media. The rights associated with both Dex One common stock and SuperMedia common stock are different from the rights associated with Dex Media common stock. In particular, there may be certain stock transfer restrictions on the Dex Media common stock, which will take effect upon the completion of the transactions, which may help reduce, but not eliminate, the risk of unfavorable ownership changes. Please see “Comparison of Rights of Dex One, SuperMedia and Dex Media Stockholders” for a discussion of the material differences in the rights associated with Dex Media common stock as compared to Dex One and SuperMedia common stock.

Failure to complete the transaction could negatively impact Dex One and SuperMedia.

If the transaction is not completed, the ongoing businesses of Dex One and SuperMedia may be adversely affected and there may be various consequences, including:

•

the adverse impact to the business of each party caused by the failure to pursue other beneficial opportunities due to the focus on the transaction, without realizing any of the anticipated benefits of the transaction;

•	the incurrence of substantial costs by each party in connection with the transaction, without realizing any of the anticipated benefits of the transaction;

•	if the merger agreement is terminated under certain circumstances, the payment by one party to the other party of an expense reimbursement of up to $7.5 million;

•	a negative impact on the market price of the common stock of Dex One and/or SuperMedia;

•	the possibility, for each of Dex One and SuperMedia, of being unable to repay indebtedness when due and payable; and

•

Dex One and SuperMedia pursuing Chapter 11 or Chapter 7 proceedings resulting in recoveries for creditors and stockholders that are less than contemplated under the prepackaged plans or resulting in no recovery for certain creditors and stockholders.

Satisfying the conditions to, and completion of, the transaction may take longer than, and could cost more than, Dex One and SuperMedia expect. Any delay in completing, or any additional conditions imposed in order to complete, the transaction may materially and adversely affect the synergies and other benefits that Dex One and SuperMedia expect to achieve from the transaction and the integration of their respective businesses.

The transaction is subject to a number of conditions beyond Dex One’s and SuperMedia’s control that may prevent, delay or otherwise materially adversely affect its completion. We cannot predict when or whether these conditions will be satisfied. Furthermore, the requirements for obtaining any required regulatory clearances and approvals could delay the completion of the transaction for a significant period of time or prevent it from occurring altogether. Any delay in completing the transaction could cause the combined company not to realize some or all of the synergies that we expect to achieve if the transaction is successfully completed in the expected time frame. See “The Merger Agreement – Conditions to Completion of the Transaction.”

The transaction may not qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code

If the transaction is consummated, either out of court or through Chapter 11 cases, the parties intend that the SuperMedia merger be treated as a “reorganization” within the meaning of Section 368(a) of the Code. However, such treatment is not free from doubt. In March of 2005, the Internal Revenue Service issued proposed regulations which, if finalized in their current form, would cause the merger to be a fully taxable transaction. The proposed regulations purport to resolve an uncertainty under current law and would generally require that there be an “exchange of net value” in order for a transaction to qualify as a reorganization. In the context of a reverse triangular merger, the exchange of net value requirement in the proposed regulations is not met where the liabilities of the corporation whose stock is surrendered in the exchange (in this case, SuperMedia) are in excess of its assets. In the absence of conclusive authority requiring that there be an exchange of net value in order for a transaction to qualify as a reorganization, Dex One and SuperMedia intend to take the position that the SuperMedia merger be treated as a reorganization. No opinion from legal counsel has been given regarding whether the Dex One or SuperMedia merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and neither Dex One nor SuperMedia have requested, nor do they intend to request, a ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the transaction. As a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to the parties intended treatment of the SuperMedia merger. SuperMedia stockholders should consult their own tax advisers regarding the possible treatment of the SuperMedia merger as a fully taxable transaction. In general, you should also read “Material United States Federal Income Tax Consequences of the Transaction” for a more complete discussion of the U.S. federal income tax consequences of the transaction. Tax matters can be complicated and the tax consequences of the transaction to you will depend on your particular tax situation. We urge you to consult your tax advisor to determine the tax consequences of the transaction to you.

Risk Factors Relating to the Combined Company Following the Transaction

The failure to successfully integrate the businesses of Dex One and SuperMedia in the expected timeframe would adversely affect Dex Media’s future results following the transaction.

The transaction involves the integration of two companies that have previously operated independently. The success of the transaction will depend, in large part, on the ability of Dex Media following the transaction to realize the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from combining the businesses of Dex One and SuperMedia. To realize these anticipated benefits, the businesses of Dex One and SuperMedia must be successfully integrated. This integration will be complex and time-consuming. The failure to integrate successfully and to manage successfully the challenges presented by the integration process may result in Dex Media not achieving the anticipated benefits of the transaction.

Potential difficulties that may be encountered in the integration process include the following:

•

the inability to successfully integrate the businesses of Dex One and SuperMedia in a manner that permits Dex Media to achieve the full revenue and cost savings anticipated to result from the transaction;

•	complexities associated with managing the larger, more complex, combined business;

•	integrating personnel from the two companies while maintaining focus on providing consistent, high-quality products and services;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the merger;

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations; and

•	the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.

Any of these difficulties in successfully integrating the businesses of Dex One and SuperMedia, or any delays in the integration process, could adversely affect Dex Media’s ability to achieve the anticipated benefits of the transaction and could adversely affect Dex Media’s business, financial results, financial condition and stock price. Even if Dex Media is able to integrate the business operations of Dex One and SuperMedia successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that Dex One and SuperMedia currently expect from this integration or that these benefits will be achieved within the anticipated time frame.

The future results of Dex Media will suffer if Dex Media does not effectively manage its expanded operations following the transaction.

Following the transaction, the size of Dex Media’s business will increase significantly beyond the current size of either Dex One’s or SuperMedia’s business. Dex Media’s future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that Dex Media will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements and other benefits currently anticipated from the transaction.

Dex Media is expected to incur substantial expenses related to the merger and the integration of Dex One and SuperMedia.

Dex Media is expected to incur substantial expenses in connection with the transaction and the integration of Dex One and SuperMedia. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including information technology purchasing, accounting and finance, sales, billing, payroll, pricing, revenue management, marketing and benefits. While Dex One and SuperMedia have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These expenses could, particularly in the near term, exceed the savings that Dex Media expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings. These integration expenses likely will result in Dex Media taking significant charges against earnings following the completion of the transaction, and the amount and timing of such charges are uncertain at present.

Uncertainty about the merger and diversion of management could harm Dex Media following the transaction.

The transaction could result in current and prospective employees experiencing uncertainty about their future with Dex Media following the transaction. These uncertainties may impair the ability of Dex Media to retain, recruit or motivate key personnel. In addition, completion of the transaction and integrating the companies’ operations will require a significant amount of time and attention from management of the two companies. The diversion of management’s attention away from ongoing operations could adversely affect business relationships of Dex Media following the transaction.

Dex Media will have substantial indebtedness following the transaction that could adversely affect its business, prospects, financial condition, results of operations and cash flow.

Dex Media will have a significant amount of indebtedness following the transaction. Dex Media’s substantial level of indebtedness increases the risk that it may be unable to generate cash sufficient to pay amounts due in respect of its indebtedness. Dex Media’s substantial indebtedness could have other important consequences to you and significant effects on Dex Media’s business and prospects. For example, it could:

•	Increase Dex Media’s vulnerability to adverse changes in general economic, industry and competitive conditions;

•

Require Dex Media to dedicate a substantial portion of its cash flow from operations to make payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	Limit Dex Media’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

•	Restrict Dex Media from exploiting business opportunities;

•	Make it more difficult to satisfy Dex Media’s financial obligations, including payments on its indebtedness;

•	Place Dex Media at a disadvantage compared to its competitors that have less debt; and

•

Limit Dex Media’s ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of its business strategy or other general corporate purposes.

In addition, the amended and restated Dex One credit facilities, the amended and restated SuperMedia credit facility, Dex One’s senior subordinated notes, and the agreements evidencing or governing other future indebtedness may contain restrictive covenants that will limit Dex Media’s ability to engage in activities that may be in its long-term best interests. Dex Media’s failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of its indebtedness.

The amended and restated Dex One and SuperMedia credit facilities and the Dex One senior subordinated notes will restrict Dex Media’s future operations, particularly its ability to respond to changes or to take certain actions, after the consummation of the transaction.

The amended and restated Dex One and SuperMedia credit facilities and the Dex One senior subordinated notes will impose significant operating and financial restrictions and will limit Dex Media and its subsidiaries’ ability to, among other things:

•	Incur liens or other encumbrances;

•	Make acquisitions, loans and investments;

•	Sell or otherwise dispose of assets;

•	Incur additional indebtedness;

•	Pay dividends, make distributions and pay certain indebtedness;

•	Enter into sale and leaseback tractions; and

•	Enter into swap transactions and certain affiliate transactions.

In addition, under the amended and restated Dex One and SuperMedia credit facilities, Dex Media will be required to maintain specified financial ratios and satisfy other financial condition tests. The terms of any future indebtedness Dex Media may incur could include more restrictive covenants. There can be no assurance that Dex Media will be able to maintain compliance with these covenants in the future and, if it fails to do so, that Dex Media will be able to obtain waivers from its senior secured creditors and/or amend the covenants.

A failure by Dex Media to comply with the covenants or to maintain the required financial ratios contained in the agreements governing its indebtedness could result in an event of default under such indebtedness, which could adversely affect Dex Media’s ability to respond to changes in its business and manage its operations. Additionally, a default by Dex Media under one agreement covering Dex Media’s indebtedness may trigger cross-defaults under other agreements covering its indebtedness. Upon the occurrence of an event of default or cross-default under any of the agreements governing Dex Media’s indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements.

If any of Dex Media’s indebtedness was to be accelerated, there can be no assurance that its assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on Dex Media’s ability to continue to operate as a going concern.

To service its indebtedness, Dex Media will require a significant amount of cash.

Dex Media’s ability to generate cash depends on many factors beyond its control, and any failure to meet its debt service obligations could harm its business, financial condition and results of operations. Dex Media’s ability to make payments on and to refinance its indebtedness and to fund working capital needs and planned capital expenditures will depend on Dex Media’s ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, business, legislative, regulatory and other factors that are beyond its control.

If Dex Media’s business does not generate sufficient cash flow from operations or if future borrowings are not available to it in an amount sufficient to enable Dex Media to pay its indebtedness or to fund Dex Media’s other liquidity needs, Dex Media may need to refinance all or a portion of its indebtedness on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on its operations. In addition, Dex Media may not be able to affect any of these actions, if necessary, on commercially reasonable terms or at all. Dex Media’s ability to restructure or refinance its indebtedness will depend on the condition of the capital markets and Dex Media’s financial condition at such time. Any refinancing of Dex Media’s debt could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict Dex Media’s business operations. The terms of existing or future debt instruments may limit or prevent Dex Media from taking any of these actions. In addition, any failure to make scheduled payments of interest and principal on Dex Media’s outstanding indebtedness would likely result in a reduction of its credit rating, which could harm Dex Media’s ability to incur additional indebtedness on commercially reasonable terms or at all. Dex Media’s inability to generate sufficient cash flow to satisfy its debt service obligations, or to refinance or restructure its obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on Dex Media’s business, financial condition and results of operations, as well as on its ability to satisfy its obligations in respect of the amended and restated Dex One and SuperMedia credit facilities and the Dex One senior subordinated notes.

Dex Media’s ability to use Dex One’s net operating loss carryforwards to offset future taxable income may become limited as a result of the transaction or future transactions in Dex Media’s stock.

As of September 30, 2012, Dex One had net operating loss carryforwards for U.S. federal income tax purposes of approximately $1.0 billion. Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in ownership by “5-percent shareholders” (within the meaning of Section 382) that exceeds 50 percentage points over a rolling three-year period. If a corporation has a “net unrealized built-in gain” (a “NUBIG”), generally meaning that, immediately before an ownership change, the fair market value of its assets exceeds the aggregate tax basis of its assets, then the limitation described above is generally increased for the first five years after the change date by the amount of recognized built-in gain during a post-change year (but not cumulatively to exceed the NUBIG). The SuperMedia merger pursuant to the transaction (consummated out of court or in Chapter 11 bankruptcy) may cause an ownership change with respect to Dex Media on the effective date of the merger. As a result, Section 382 of the Code may apply to limit Dex Media’s use of any remaining net operating losses and other pre-change tax attributes after the effective date of the merger. In the event Dex Media experiences an ownership change as a result of the SuperMedia merger, although there can be no assurance in this regard, we expect that the resulting limitation on Dex Media’s ability to utilize its net operating losses and other pre-change tax attributes should be significantly increased as a result of its NUBIG, permitting Dex Media to use more of its net operating losses than it would otherwise. Dex Media’s net operating losses and other pre-change tax attributes after the effective date of the merger may be adversely affected if an ownership change within the meaning of Section 382 of the Code were to occur after the effective date of the SuperMedia merger. In order to prevent an ownership change after the effective date of the SuperMedia merger, Dex Media’s common stock will generally be subject to transfer restrictions. No such transfer restrictions currently exist with respect to the Dex One’s common stock. However, there can be no assurances that these restrictions will prevent an ownership change from occurring in the future.

Amendments to Dex One’s or SuperMedia’s credit facilities may increase the tax liability or reduce the tax assets of the combined company.

Completion of the transaction is contingent upon, among other things, amendments to certain of Dex One’s and SuperMedia’s outstanding credit facilities. See “Description of Certain Indebtedness” for more information. To the extent that loans issued under such a credit facility trade at a discount at the time of such an amendment, Dex One, SuperMedia, or Dex Media, as the case may be, may realize cancellation of debt income (“CODI”) for U.S. federal income tax purposes without a corresponding receipt of cash. If such amendment occurs outside of court, some or all of such CODI may be included in taxable income. If such amendment occurs as part of a Chapter 11 bankruptcy process, no such CODI will be included in taxable income. In either event, tax attributes that might otherwise be available to offset income or tax of Dex One, SuperMedia, or Dex Media, as the case may be, would be reduced to the extent of any CODI that is not included in taxable income. However, we expect that the amount of CODI realized will result in a corresponding amount of original issue discount that will be deductible for U.S. federal income tax purposes by Dex One, SuperMedia, or Dex Media, as the case may be, over the term of the applicable amended credit facilities.

The continuing declining use of print yellow pages directories will adversely affect Dex Media’s business.

Overall references to print yellow pages directories in the United States have declined from 14.5 billion in 2005 to 7.5 billion in 2011 according to a Local Search Association (formerly known as the Yellow Pages Association) Industry Usage Study. This decline is primarily attributable to increased use of internet search providers, as well as the proliferation of very large retail stores for which consumers and businesses may not reference the yellow pages. The decline will negatively affect the advertising sales associated with traditional print business. Use of Dex Media’s print directories may continue to decline. A significant decline in usage of Dex Media’s print directories could impair its ability to maintain or increase advertising prices and cause businesses to reduce or discontinue purchasing advertising in its yellow pages directories. Either or both of these factors would adversely affect Dex Media’s revenue and have a material adverse effect on Dex Media’s business, prospects, financial condition, results of operations and cash flow.

Risks Related to the Prepackaged Plans and Other Bankruptcy Law Considerations

The prepackaged plans may have a material adverse effect on Dex One’s and SuperMedia’s operations.

The solicitation of acceptances of the prepackaged plans and any subsequent commencement of Chapter 11 cases could adversely affect the relationships between Dex One and SuperMedia and their respective customers, employees, partners and others. There is a risk, due to uncertainty about Dex One’s and SuperMedia’s future, that, among other things:

•

Dex One’s and SuperMedia’s customers’ confidence in the abilities of Dex One and SuperMedia, respectively, to produce and deliver their products and services could erode, resulting in a significant decline in Dex One’s and SuperMedia’s revenues, profitability and cash flow;

•	it may become more difficult to retain, attract or replace key employees;

•	employees could be distracted from performance of their duties or more easily attracted to other career opportunities; and

•

Dex One’s and SuperMedia’s suppliers, vendors, and service providers could terminate their relationships with Dex One or SuperMedia, respectively, or require financial assurances or enhanced performance, subject to Dex One’s and SuperMedia’s assertions in the Bankruptcy Court of certain protections under the Bankruptcy Code.

Even if Dex One and SuperMedia receive all necessary acceptances and meet all other conditions precedent for the prepackaged plans to become effective, either of the board of directors may not approve the commencement of the applicable Chapter 11 case and the transaction may not be completed.

At this time, neither Dex One nor SuperMedia has taken any action approving a bankruptcy filing. Although the parties may file the Chapter 11 cases to complete the transaction through the prepackaged plans in the event the necessary approvals for an out of court consummation are not met, neither Dex One nor SuperMedia has any obligation to commence its respective Chapter 11 case in any such event. The approval of the respective board of directors for each of Dex One and SuperMedia is required before a Chapter 11 case for such party can be commenced. Even if Dex One and SuperMedia receive all necessary acceptances and meet all other conditions precedent for the prepackaged plans to become effective, either party’s board of directors may not approve the commencement of the applicable Chapter 11 case and the transaction may not be completed.

The Bankruptcy Court may not confirm the prepackaged plans or may require Dex One and SuperMedia to re-solicit votes with respect to the prepackaged plans.

Neither Dex One nor SuperMedia can assure you that the prepackaged plans, if filed, will be confirmed by the Bankruptcy Court. Section 1129 of the Bankruptcy Code, which sets forth the requirements for confirmation of a plan of reorganization, requires, among other things, a finding by the Bankruptcy Court that the plan of reorganization is “feasible,” that all claims and interests have been classified in compliance with the provisions of Section 1122 of the Bankruptcy Code, and that, under the plan of reorganization, each holder of a claim or interest within each impaired class either accepts the plan of reorganization or receives or retains cash or property of a value, as of the date the plan of reorganization becomes effective, that is not less than the value such holder would receive or retain if the debtor were liquidated under Chapter 7 of the Bankruptcy Code. See “The Prepackaged Plans—The Dex One Prepackaged Plan—Confirmation of the Dex One Prepackaged Plan” and “The Prepackaged Plans—The SuperMedia Prepackaged Plan—Confirmation of the SuperMedia Prepackaged Plan.” There can be no assurance that the Bankruptcy Court will conclude that the feasibility test and other requirements of Section 1129 of the Bankruptcy Code have been met with respect to the prepackaged plans.

If the prepackaged plans are filed, there can be no assurance that modifications to such plan would not be required for confirmation, or that such modifications would not require a re-solicitation of votes on the prepackaged plans.

Moreover, the Bankruptcy Court could fail to approve this document or the disclosure statement sent to Dex One’s and SuperMedia’s senior secured lenders and determine that the votes in favor of the prepackaged plans should be disregarded. Dex One and SuperMedia then would be required to recommence the solicitation process, which would include re-filing plans of reorganization and disclosure statements. Typically, this process involves a 60- to 90-day period and includes a court hearing for the required approval of a disclosure statement, followed (after bankruptcy court approval) by another solicitation of claim and interest holder votes for the plan of reorganization, followed by a confirmation hearing which the Bankruptcy Court will determine whether the requirements for confirmation have been satisfied, including the requisite claim and interest holder acceptances.

If the prepackaged plans are not confirmed, Dex One’s and SuperMedia’s reorganization cases may be converted into a case under Chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed or elected to liquidate either Dex One’s or SuperMedia’s assets, as applicable, for distribution in accordance with the priorities established by the Bankruptcy Code. A discussion of the effects that a Chapter 7 liquidation would have on the recoveries of holders of claims and interests and the Dex One’s and SuperMedia’s liquidation analyses are set forth under “Unaudited Liquidation Analysis of Dex One Corporation” and “Unaudited Liquidation Analysis of SuperMedia Inc.” contained in this document as Appendices H and I, respectively. Dex One and SuperMedia believe that liquidation under Chapter 7 of the Bankruptcy Code would result in, among other things:

•	smaller distributions being made to creditors than those provided for in the prepackaged plans because of:

•	the likelihood that Dex One’s and SuperMedia’s assets would need to be sold or otherwise disposed of in a less orderly fashion over a short period of time;

•	additional administrative expenses involved in the appointment of a trustee; and

•

additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of Dex One’s and SuperMedia’s operations.

The Bankruptcy Court may find the solicitation of acceptances inadequate.

Usually, votes to accept or reject a plan of reorganization are solicited after the filing of a petition commencing a Chapter 11 case. Nevertheless, a debtor may solicit votes prior to the commencement of a Chapter 11 case in accordance with Sections 1125(g) and 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b). The Federal Rules of Bankruptcy Procedure are referred to as the “Bankruptcy Rules.” Sections 1125(g) and 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b) require that:

•	solicitation comply with applicable nonbankruptcy law;

•	the plan of reorganization be transmitted to substantially all creditors and other interest holders entitled to vote; and

•	the time prescribed for voting is not unreasonably short.

With regard to solicitation of votes prior to the commencement of a bankruptcy case, if the Bankruptcy Court concludes that the requirements of Bankruptcy Rule 3018(b) have not been met, then the Bankruptcy Court could deem such votes invalid, whereupon the prepackaged plans could not be confirmed without a resolicitation of votes to accept or reject the prepackaged plans. While Dex One and SuperMedia believe that the requirements of Sections 1125(g) and 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b) will be met, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

Dex One and SuperMedia may not be able to satisfy the voting requirements for confirmation of the prepackaged plans.

If votes are received in number and amount sufficient to enable the Bankruptcy Court to confirm the prepackaged plans, Dex One and Super Media may seek, as promptly as practicable thereafter, confirmation. If the prepackaged plans do not receive the required support from voting creditors and stockholders, each of Dex One and SuperMedia may elect to amend the prepackaged plans, seek confirmation regardless of the rejection, seek to sell their assets pursuant to Section 363 of the Bankruptcy Code, or proceed with liquidation.

The prepackaged plans may be confirmed over the objection of the stockholders.

Under the “cram down” provisions of the Bankruptcy Code, the Dex One prepackaged plan and the SuperMedia prepackaged plan, as applicable, may be confirmed even if the stockholders of Dex One or SuperMedia, respectively, do not vote to accept the applicable plan if the Bankruptcy Court finds that such plan does not discriminate unfairly, and is fair and equitable, regarding each class of claims or interests that is impaired under, and has not accepted, the plan. If the requisite votes of the senior secured lenders of Dex One or SuperMedia to accept the Dex One or SuperMedia prepackaged plan, as applicable, are obtained but the requisite votes of the stockholders of Dex One or SuperMedia to accept the applicable plan are not, Dex One or SuperMedia, as the case may be, may seek to have the applicable plan confirmed under the “cram down” provisions of the Bankruptcy Code.

Even if Dex One and SuperMedia receive all necessary acceptances necessary for the prepackaged plans to become effective, either Dex One or SuperMedia may fail to meet all conditions precedent to effectiveness of the Dex One prepackaged plan or the SuperMedia prepackaged plan, as applicable.

Although Dex One and SuperMedia believe that the effective date would occur very shortly after confirmation of the prepackaged plans, there can be no assurance as to such timing.

The confirmation and effectiveness of the prepackaged plans are subject to certain conditions that may or may not be satisfied. Neither Dex One nor SuperMedia can assure you that all requirements for confirmation and effectiveness required under the prepackaged plans will be satisfied. See “The Prepackaged Plans—The Dex One Prepackaged Plan—Confirmation of the Dex One Prepackaged Plan” and “The Prepackaged Plans—The SuperMedia Prepackaged Plan—Confirmation of the SuperMedia Prepackaged Plan.”

A claim or interest holder may object to, and the Bankruptcy Court may disagree with, either Dex One’s or SuperMedia’s classifications of Claims and Interests.

Section 1122 of the Bankruptcy Code provides that a plan may place a claim or an interest in a particular class only if such claim is substantially similar to the other claims or interests of such class. Although Dex One and SuperMedia believe that the classifications of Claims and Interests under the prepackaged plans complies with the requirements set forth in the Bankruptcy Code, once any Chapter 11 cases have been commenced, a Claim or Interest holder could challenge the classification. In such event, the cost of the prepackaged plans and the time needed to confirm the prepackaged plans may increase, and neither Dex One nor SuperMedia can assure you that the Bankruptcy Court will agree with its classification of Claims and Interests. If the Bankruptcy Court concludes that either or both of the classifications of Claims and Interests under the prepackaged plans do not comply with the requirements of the Bankruptcy Code, Dex One or SuperMedia may need to modify the Dex One prepackaged plan or the SuperMedia prepackaged plan, respectively. Such modification could require a re-solicitation of votes on either or both of the prepackaged plans. The prepackaged plans may not be confirmed if the Bankruptcy Court determines that either or both of Dex One’s or SuperMedia’s classifications of Claims and Interests is not appropriate.

The SEC, the United States Trustee, or other parties may object to the prepackaged plans on account of the third-party release provisions

If Dex One and SuperMedia commence Chapter 11 cases to confirm the prepackaged plans, any party in interest, including the SEC and the United States Trustee, could object to either or both of the prepackaged plans on the grounds that the third-party releases are not given consensually or in a permissible non-consensual manner. In response to such an objection, the Bankruptcy Court could determine that the third-party releases are not valid under the Bankruptcy Code. If the Bankruptcy Court made such a determination, neither the Dex One prepackaged plan nor SuperMedia prepackaged plan, as applicable, could be confirmed without being modified to remove the third party release provisions. This could result in substantial delay in confirmation of either or both of the prepackaged plans or either or both of the prepackaged plans not being confirmed.

If Dex One and SuperMedia commence Chapter 11 cases, contingencies may affect distributions to holders of allowed Claims and Interests

The distributions available to holders of allowed Claims and Interests under the prepackaged plans can be affected by a variety of contingencies, including whether the Bankruptcy Court orders certain allowed claims to be subordinated to other allowed claims. The occurrence of any and all such contingencies could affect distributions under the prepackaged plans.

Other parties in interest might be permitted to propose alternative plans of reorganization that may be less favorable to certain of Dex One’s and SuperMedia’s constituencies than the prepackaged plans.

If Dex One and SuperMedia commence Chapter 11 cases to confirm the prepackaged plans or any other Chapter 11 cases, other parties in interest could seek authority from the Bankruptcy Court to propose an alternative plan of reorganization. Under the Bankruptcy Code, a debtor-in-possession initially has the exclusive right to propose and solicit acceptances of a plan of reorganization for a period of 120 days from the filing. However, such exclusivity period can be reduced or terminated upon order of the Bankruptcy Court. If such an order were to be entered, other parties in interest would then have the opportunity to propose alternative plans of reorganization.

If other parties in interest were to propose an alternative plan of reorganization following expiration or termination of Dex One’s and SuperMedia’s exclusivity periods, such a plan may be less favorable to existing equity interest holders and may seek to exclude these holders from retaining any equity under their plan. Alternative plans of reorganization also may treat less favorably the claims of a number of other constituencies, including the senior secured creditors, Dex One’s and SuperMedia’s employees and Dex One’s and SuperMedia’s trading partners and customers. Dex One and SuperMedia consider maintaining relationships with their senior secured creditors, common stockholders, employees and trading partners and customers as critical to maintaining the value of Dex Media following consummation of the transaction, and have sought to treat those constituencies accordingly. However, proponents of alternative plans of reorganization may not share Dex One’s and SuperMedia’s assessments and may seek to impair the claims of such constituencies to a greater degree. If there were competing plans of reorganization, Dex One’s and SuperMedia’s reorganization cases likely would become longer, more complicated and much more expensive. If this were to occur, or if Dex One’s or SuperMedia’s employees or other constituencies important to Dex One’s or SuperMedia’s business reacted adversely to an alternative plan of reorganization, the adverse consequences discussed in the first risk factor in this section discussing risks related to the prepackaged plans also could occur.

Dex One’s or SuperMedia’s business may be negatively affected if Dex One or SuperMedia is unable to assume its executory contracts.

An executory contract is a contract on which performance remains due to some extent by both parties to the contract. The prepackaged plans provide for the assumption of all executory contracts and unexpired leases, unless designated on a Schedule of Rejected Contracts. Dex One and SuperMedia intend to preserve as much of the benefit of their existing contracts and leases as possible. However, with respect to some limited classes of executory contracts, including licenses with respect to patents or trademarks, either Dex One or SuperMedia may need to obtain the consent of the counterparty to maintain the benefit of the contract. There is no guarantee that such consent either would be forthcoming or that conditions would not be attached to any such consent that makes assuming the contracts unattractive. Either Dex One or SuperMedia, as applicable, then would be required to either forego the benefits offered by such contracts or to find alternative arrangements to replace them.

Material transactions could be set aside as fraudulent conveyances or preferential transfers.

Certain payments received by stakeholders prior to the bankruptcy filing could be challenged under applicable debtor/creditor or bankruptcy laws as either a “fraudulent conveyance” or a “preferential transfer.” A fraudulent conveyance occurs when a transfer of a debtor’s assets is made with the intent to defraud creditors or in exchange for consideration that does not represent reasonably equivalent value to the property transferred. A preferential transfer occurs upon a transfer of property of the debtor while the debtor is insolvent for the benefit of a creditor on account of an antecedent debt owed by the debtor that was made on or within 90 days before the date of filing of the bankruptcy petition or one year before the date of filing of the petition, if the creditor, at the time of such transfer was an insider. If any transfer was challenged in the Bankruptcy Court and found to have occurred with regard to any of Dex One’s or SuperMedia’s material transactions, a bankruptcy court could order the recovery of all amounts received by the recipient of the transfer.

Either Dex One or SuperMedia may be unsuccessful in obtaining first day orders to permit it to pay its key suppliers and its employees, or to continue to perform customer programs, in the ordinary course of business.

Dex One and SuperMedia have tried to address potential concerns of their key customers, vendors, employees and other parties in interest that might arise from the filing of the prepackaged plans through a variety of provisions incorporated into or contemplated by the prepackaged plans, including Dex One’s and SuperMedia’s intentions to seek appropriate court orders to permit Dex One and SuperMedia to pay their prepetition and post petition accounts payable to parties in interest in the ordinary course. However, there can be no guarantee that either Dex One or SuperMedia will be successful in obtaining the necessary approvals of the Bankruptcy Court for such arrangements or for every party in interest Dex One or SuperMedia may seek to treat in this manner, and, as a result, Dex One’s and SuperMedia’s businesses might suffer.

Neither Dex One nor SuperMedia can predict the amount of time that it would spend in bankruptcy for the purpose of implementing the Dex One prepackaged plan or the SuperMedia prepackaged plan, respectively, and a lengthy bankruptcy proceeding could disrupt Dex One’s or SuperMedia’s business, as well as impair the prospect for reorganization on the terms contained in the prepackaged plans.

While both Dex One and SuperMedia expect that Chapter 11 cases filed solely for the purpose of implementing the prepackaged plans would be of short duration and would not be unduly disruptive to the either Dex One’s or SuperMedia’s business, neither Dex One nor SuperMedia can be certain that this necessarily would be the case. Although the prepackaged plans are designed to minimize the length of the bankruptcy proceedings, it is impossible to predict with certainty the amount of time that either Dex One or SuperMedia may spend in bankruptcy, and neither Dex One nor SuperMedia can be certain that either the Dex One prepackaged plan or the SuperMedia prepackaged plan would be confirmed. Even if confirmed on a timely basis, a bankruptcy proceeding to confirm the prepackaged plans could itself have an adverse effect on either Dex One’s or SuperMedia’s business. There is a risk, due to uncertainty about Dex One’s and SuperMedia’s futures, that, among other things:

•	customers could move to Dex One’s and SuperMedia’s competitors, including competitors that have comparatively greater financial resources and that are in comparatively less financial distress;

•	employees could be distracted from performance of their duties or more easily attracted to other career opportunities; and

•

business partners could terminate their relationship with either Dex One or SuperMedia or demand financial assurances or enhanced performance, any of which could impair either Dex One’s or SuperMedia’s prospects.

A lengthy bankruptcy proceeding also would involve additional expenses and divert the attention of management from the operation of Dex One’s and SuperMedia’s businesses, as well as create concerns for employees, suppliers and customers.

The disruption that bankruptcy proceedings would have upon Dex One’s and SuperMedia’s businesses could increase with the length of time it takes to complete the proceeding. If either Dex One or SuperMedia is unable to obtain confirmation of either the Dex One prepackaged plan or the SuperMedia prepackaged plan on a timely basis, because of a challenge to either the Dex One prepackaged plan or the SuperMedia prepackaged plan or otherwise, either Dex One or SuperMedia may be forced to operate in bankruptcy for an extended period of time while it tries to develop a different reorganization plan that can be confirmed. A protracted bankruptcy case could increase both the probability and the magnitude of the adverse effects described above.

Either Dex One or SuperMedia may seek to amend, waive, modify or withdraw either the Dex One prepackaged plan or the SuperMedia prepackaged plan, respectively, at any time prior to the confirmation of the prepackaged plans.

Dex One and SuperMedia reserve the right, prior to the confirmation or substantial consummation thereof, subject to the provisions of Section 1127 of the Bankruptcy Code and applicable law and the Dex One support agreement and the SuperMedia support agreement, respectively, to amend the terms of the Dex One prepackaged plan or the SuperMedia prepackaged plan, respectively, or waive any conditions thereto if and to the extent such amendments or waivers are necessary or desirable to consummate the prepackaged plans. The potential impact of any such amendment or waiver on the holders of Claims and Interests cannot presently be foreseen but may include a change in the economic impact of the prepackaged plans on some or all of the proposed classes or a change in the relative rights of such classes. All holders of Claims and Interests will receive notice of such amendments or waivers required by applicable law and the Bankruptcy Court. If, after receiving sufficient acceptances, but prior to confirmation of the prepackaged plans, either Dex One or SuperMedia seeks to modify the Dex One prepackaged plan or the SuperMedia prepackaged plan, as applicable, the previously solicited acceptances will be valid only if (1) all classes of adversely affected creditors and interest holders accept the modification in writing or (2) the Bankruptcy Court determines, after notice to designated parties, that such modification was de minimis or purely technical or otherwise did not adversely change the treatment of holders accepting Claims and Interests or is otherwise permitted by the Bankruptcy Code.

Dex One or SuperMedia may object to the amount or classification of a claim or interest.

Except as otherwise provided in the prepackaged plans, Dex One and SuperMedia reserve the right to object to the amount or classification of any claim or interest under either the Dex One prepackaged plan or SuperMedia prepackaged plan, respectively. The estimates set forth in this document cannot be relied on by any holder of a claim or interest where such claim or interest is subject to an objection. Any holder of a claim or interest that is subject to an objection thus may not receive its expected share of the estimated distributions described in this document.

The Bankruptcy Court may not approve Dex One’s or SuperMedia’s use of cash collateral.

If the Chapter 11 cases are filed, Dex One and SuperMedia will ask the Bankruptcy Court to authorize Dex One and SuperMedia, respectively, to use cash collateral to fund the Chapter 11 cases. Such access to cash collateral will provide liquidity during the pendency of the Chapter 11 cases. There can be no assurance that the Bankruptcy Court will approve such use of cash collateral on the terms requested. Moreover, if the Chapter 11 cases take longer than expected to conclude, either Dex One or SuperMedia may exhaust their available cash collateral. There can be no assurance that either Dex One or SuperMedia will be able to obtain an extension of the right to use cash collateral, in which case, the liquidity necessary for the orderly functioning of either Dex One’s and SuperMedia’s businesses may be impaired materially.

The confirmation and consummation of the prepackaged plans could be delayed.

Dex One and SuperMedia estimate that the process of obtaining confirmation of the prepackaged plans by the Bankruptcy Court will last approximately 30 to 60 days from the date of the commencement of the Chapter 11 cases, but it could last considerably longer if, for example, confirmation is contested or the conditions to confirmation or consummation are not satisfied or waived.

Other Risk Factors Relating to Dex One and SuperMedia

Dex One’s and SuperMedia’s businesses are and will be subject to the risks described above. In addition, Dex One and SuperMedia are, and will continue to be, subject to the risks described in Dex One’s and SuperMedia’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2011, as such may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, to the extent incorporated by reference into this document. See “Where You Can Find More Information.”

THE DEX ONE SPECIAL MEETING AND VOTING INSTRUCTIONS

This section contains information from Dex One for Dex One stockholders about the special meeting of Dex One stockholders that has been called to consider and vote upon the proposal to approve and adopt the merger agreement and the transactions it contemplates.

Together with this document, we are also sending you a notice of the Dex One special meeting and a form of proxy that is solicited by the Dex One board of directors. The Dex One special meeting will be held at Dex One’s corporate headquarters, 1001 Winstead Drive, Cary, North Carolina 27513, on March 13, 2013 at 1:00 p.m., local time.

Matters to Be Considered

The purpose of the Dex One special meeting is to consider and vote on:

•	a proposal to approve and adopt the merger agreement and the transactions it contemplates;

•

a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Dex One’s named executive officers that is based on or otherwise relates to the transaction; and

•

a proposal to approve the adjournment of the special meeting, including, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve either of the foregoing proposals.

In addition, Dex One stockholders are being asked to vote to accept the Dex One prepackaged plan.

Proxies and Ballots

Each copy of this document mailed to holders of Dex One common stock is accompanied by a form of proxy and ballot, with instructions for voting by mail. If you hold stock in your name as a stockholder of record, you should complete and return the proxy and ballot accompanying this document to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting. If you hold your stock in “street name” through a bank, broker or other nominee you must either (1) if you received a proxy and ballot and return envelope addressed to your nominee, provide the nominee with instructions on how to vote your shares, or (2) if you received a pre-validated proxy and ballot (executed by your nominee) and a return envelope addressed to Epiq (the voting agent), provide your proxy and ballot directly to the voting agent.

For the proposals to consummate the transaction out of court, if you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy and ballot with a later date, delivering a written revocation letter to Dex One’s Corporate Secretary, or by attending the special meeting in person, notifying the Corporate Secretary that you are revoking your proxy and ballot at the special meeting.

If you submit your proxy and ballot by mail, you may, prior to the voting deadline, revoke or change a vote contained within your ballot to accept or reject the Dex One prepackaged plan. If you want to withdraw your vote on the Dex One prepackaged plan and you do not want to submit another vote in its place, you must deliver a written notice of revocation or withdrawal to Epiq prior to the voting deadline. To change your vote, you may submit a new proxy and ballot and your prior proxy and ballot will be revoked and superseded.

Any stockholder entitled to vote in person at the special meeting may vote regardless of whether a proxy and ballot has been previously submitted by submitting a proxy and ballot at the special meeting, but the mere presence (without notifying the Corporate Secretary) of a stockholder at the special meeting will not constitute revocation of a previously given proxy and ballot. Written notices of revocation and other communications about revoking your proxy and ballot should be addressed to:

Dex One Corporation Ballot Processing Center

c/o Epiq Systems

FDR Station, P.O. Box 5014

New York, New York 10150-5014

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies and ballots.

All shares represented by a valid proxy and ballot, and that are not revoked, will be voted in accordance with the instructions you provide on the proxy and ballot. If you make no specification on your proxy and ballot as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” approval and adoption of the merger agreement and the transactions it contemplates, “FOR” approval, on a non-binding, advisory basis, of the compensation that may be paid or become payable to Dex One’s named executive officers that is based on or otherwise relates to the transaction and “FOR” approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies. If you make no specification on your ballot as to how you want your shares voted before signing and returning it, your ballot will not be voted either to accept or reject the Dex One prepackaged plan. According to Dex One’s amended and restated bylaws, only business within the purpose or purposes described in the notice of special meeting may be conducted at the meeting.

Solicitation of Proxy and Ballots

In accordance with the merger agreement, the cost of proxy and ballot solicitation for the transaction will be borne by Dex One, except that Dex One and SuperMedia will share equally all expenses incurred in connection with the filing with the SEC of the registration statement of which this document forms a part and the printing and mailing of this document. Dex One and SuperMedia have also made arrangements with Epiq to assist them in soliciting proxy and ballots and have agreed to pay it $25,000 and $35,000, respectively, plus reasonable expenses for these services. If necessary, Dex One may use several of its regular employees, who will not be specially compensated, to solicit proxy and ballots from Dex One stockholders, either personally or by telephone, facsimile, letter or other electronic means. Dex One will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on January 25, 2013 and will provide customary reimbursement to such firms for the cost of forwarding these materials.

Record Date

The record date for the Dex One special meeting is January 25, 2013. Only record holders of shares of Dex One common stock at the close of business on such date are entitled to notice of the Dex One special meeting or any adjournment or postponement of the Dex One special meeting and to vote for or against the Dex One out of court proposal and the Dex One bankruptcy proposal. At that time, 51,309,809 shares of Dex One common stock were outstanding, held by approximately four holders of record.

Quorum

A majority of the votes entitled to be cast by the shares entitled to vote must be present or represented by proxy to constitute a quorum for action on the matters to be voted upon at the special meeting other than the proposal to approve the Dex One prepackaged plan. All shares of Dex One common stock represented at the Dex One special meeting, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Dex One special meeting.

Vote Required

Each share of Dex One common stock outstanding on the record date entitles the holder to one vote on each matter to be voted upon by stockholders at the special meeting and one vote to either “accept” or “reject” the Dex One prepackaged plan.

Proposals to Approve and Adopt the Merger Agreement; Approve, on a Non-binding Advisory Basis, Specified Compensatory Arrangements Between Dex One and its Named Executive Officers Relating to the Transaction; and Adjourn the Special Meeting

The votes required, as well as the effects of abstentions/shares present but not voted and broker non-votes for each of the proposals, at the special meeting of Dex One stockholders are detailed in the following chart:

Proposal	Required Stockholder Vote	Effect of Abstentions/ Shares Present but not Voted	Effect of Broker Non-Votes

Merger Agreement Proposal (No. 1)	Majority of outstanding shares of common stock eligible to vote	Same effect as a vote against the proposal	Same effect as a vote against the proposal

Golden Parachute Proposal (No. 2)	Majority of shares of common stock represented at the special meeting and entitled to vote	Same effect as a vote against the proposal	No effect

Adjournment Proposal (No. 3)	Majority of shares of common stock represented at the special meeting and entitled to vote	Same effect as a vote against the proposal	No effect

Proposal to Accept the Dex One Prepackaged Plan

The votes required, as well as the effects of abstentions/failures to vote and broker non-votes, for stockholders to accept the Dex One prepackaged plan are detailed in the following chart:

Required Stockholder Vote	Effect of Abstentions/ Failures to Vote	Effect of Broker Non-Votes
At least 2/3 in amount of common stock that vote to either “accept” or “reject” the Dex One prepackaged plan	No effect	No effect

The Dex One board of directors urges Dex One stockholders to promptly vote by completing, dating and signing the accompanying proxy and ballot and returning it promptly in the enclosed postage-paid envelope. If you hold your stock in “street name” through a bank or broker, please vote by following the voting instructions of your bank or broker.

Stockholders will vote at the meeting by ballot. Votes cast at the meeting, in person or by proxy, will be tallied by Dex One’s inspector of election.

As of the record date, directors and executive officers of Dex One had the right to vote approximately 1,277,449 shares of Dex One common stock, or approximately 2.5% of the outstanding Dex One shares entitled to vote at the special meeting. Dex One currently expects that these individuals will vote their shares of Dex One common stock in favor of the proposals to be presented at the special meeting.

Recommendation of the Dex One Board of Directors

The Dex One board of directors has approved and adopted the merger agreement and the transactions it contemplates. The Dex One board of directors has determined that the merger agreement and the transactions it contemplates are advisable and in the best interests of Dex One and its stockholders, whether consummated out of court or in Chapter 11 cases. The Dex One board of directors unanimously recommends that the Dex One stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions it contemplates, vote “FOR” approval, on a non-binding, advisory basis, of the compensation that may be paid or become payable to Dex One’s named executive officers that is based on or otherwise relates to the transaction, vote “FOR” approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies and vote to “ACCEPT” the Dex One prepackaged plan. See “Proposal 1 — Dex One’s Reasons for the Transaction; Recommendation of the Dex One Board of Directors” for a more detailed discussion of the Dex One board of directors’ recommendation.

Attending the Meeting

All holders of Dex One common stock, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other stockholder of record, are invited to attend the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. Dex One reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

THE SUPERMEDIA SPECIAL MEETING AND VOTING INSTRUCTIONS

This section contains information from SuperMedia for SuperMedia stockholders about the special meeting of SuperMedia stockholders that has been called to consider a proposal to approve and adopt the merger agreement and the transactions it contemplates.

Together with this document, we are also sending you a notice of the SuperMedia special meeting and a form of proxy that is solicited by the SuperMedia board of directors. The SuperMedia special meeting will be held at SuperMedia’s corporate headquarters, 2200 West Airfield Drive, D/FW Airport, Texas 75261, on March 13, 2013 at 12:00 p.m., local time.

Matters to Be Considered

The purpose of the SuperMedia special meeting is to consider and vote on:

•	a proposal to approve and adopt the merger agreement and the transactions it contemplates;

•

a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to SuperMedia’s named executive officers that is based on or otherwise relates to the transaction; and

•

a proposal to approve the adjournment of the special meeting, including, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve either of the foregoing proposals.

In addition, SuperMedia stockholders are being asked to vote to accept the SuperMedia prepackaged plan.

Proxies and Ballots

Each copy of this document mailed to holders of SuperMedia common stock is accompanied by a form of proxy and ballot, with instructions for voting by mail. If you hold stock in your name as a stockholder of record, you should complete and return the proxy and ballot accompanying this document to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting. If you hold your stock in “street name” through a bank, broker or other nominee you must either (1) if you received a proxy and ballot and return envelope addressed to your nominee, provide the nominee with instructions on how to vote your shares, or (2) if you received a pre-validated proxy and ballot (executed by your nominee) and a return envelope addressed to Epiq (the voting agent), provide your proxy and ballot directly to the voting agent.

For the proposals to consummate the transaction out of court, if you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy and ballot with a later date, delivering a written revocation letter to SuperMedia’s Corporate Secretary, or by attending the special meeting in person, notifying the Corporate Secretary that you are revoking your proxy and voting by ballot at the special meeting.

If you submit your proxy and ballot to accept or reject the SuperMedia prepackaged plan by mail, you may, prior to the voting deadline, revoke or change a vote contained within your ballot. If you want to withdraw your vote on the SuperMedia prepackaged plan and you do not want to submit another vote in its place, you must deliver a written notice of revocation or withdrawal to Epiq prior to the voting deadline. To change your vote, you may submit a new proxy and ballot and your prior proxy and ballot will be revoked and superseded.

Any stockholder entitled to vote in person at the special meeting may vote regardless of whether a proxy and ballot has been previously submitted by submitting a proxy and ballot at the special meeting, but the mere presence (without notifying the Corporate Secretary) of a stockholder at the special meeting will not constitute revocation of a previously given proxy and ballot. Written notices of revocation and other communications about revoking your proxy and ballot should be addressed to:

SuperMedia Inc. Ballot Processing Center

c/o Epiq Systems

FDR Station, P.O. Box 5014

New York, New York 10150-5014

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies and ballots.

All shares represented by a valid proxy and ballot, and that are not revoked, will be voted in accordance with the instructions you provide on the proxy and ballot. If you make no specification on your proxy and ballot as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” approval and adoption of the merger agreement and the transactions it contemplates, “FOR” approval, on a non-binding, advisory basis, of the compensation that may be paid or become payable to SuperMedia’s named executive officers that is based on or otherwise relates to the transaction and “FOR” approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies. If you make no specification on your ballot as to how you want your shares voted before signing and returning it, your ballot will not be voted either to accept or reject the SuperMedia prepackaged plan.

Solicitation of Proxy and Ballots

In accordance with the merger agreement, the cost of proxy and ballot solicitation for the SuperMedia special meeting will be borne by SuperMedia, except that Dex One and SuperMedia will share equally all expenses incurred in connection with the filing with the SEC of the registration statement of which this document forms a part and the printing and mailing of this document. Dex One and SuperMedia have also made arrangements with Epiq to assist them in soliciting proxy and ballots and have agreed to pay it $25,000 and $35,000, respectively, plus reasonable expenses for these services. If necessary, SuperMedia may use several of its regular employees, who will not be specially compensated, to solicit proxy and ballots from SuperMedia stockholders, either personally or by telephone, facsimile, letter or other electronic means. SuperMedia will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on January 25, 2013 and will provide customary reimbursement to such firms for the cost of forwarding these materials.

Record Date

The record date for the SuperMedia special meeting is January 25, 2013. Only record holders of shares of SuperMedia common stock at the close of business on such date are entitled to notice of the SuperMedia special meeting or any adjournment or postponement of the SuperMedia special meeting and to vote for or against the SuperMedia out of court proposal and the SuperMedia bankruptcy proposal. At that time, 15,664,432 shares of SuperMedia common stock were outstanding, held by approximately 174 holders of record.

Quorum

A majority of the votes entitled to be cast by the shares entitled to vote must be present or represented by proxy to constitute a quorum for action on the matters to be voted upon at the special meeting other than the proposal to approve the SuperMedia prepackaged plan. All shares of SuperMedia common stock represented at the SuperMedia special meeting, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the SuperMedia special meeting.

Vote Required

Each share of SuperMedia common stock outstanding on the record date entitles the holder to one vote on each matter to be voted upon by stockholders at the special meeting and one vote to either “accept” or “reject” the SuperMedia prepackaged plan.

Proposals to Adopt the Merger Agreement; Approve, on a Non-binding Advisory Basis, Specified Compensatory Arrangements Between SuperMedia and its Named Executive Officers Relating to the Transaction; and Adjourn the Special Meeting

The votes required, as well as the effects of abstentions/shares present but not voted and broker non-votes for each of the proposals, at the special meeting of SuperMedia stockholders are detailed in the following chart:

Proposal	Required Stockholder Vote	Effect of Abstentions/ Shares Present but not Voted	Effect of Broker Non-Votes

Merger Agreement Proposal (No. 1)	Majority of outstanding shares of common stock eligible to vote	Same effect as a vote against the proposal	Same effect as a vote against the proposal

Golden Parachute Proposal (No. 2)	Majority of shares of common stock represented at the special meeting and entitled to vote	Same effect as a vote against the proposal	No effect

Adjournment Proposal (No. 3)	Majority of shares of common stock represented at the special meeting and entitled to vote	Same effect as a vote against the proposal	No effect

Proposal to Accept the SuperMedia Prepackaged Plan

The votes required, as well as the effects of abstentions/failures to vote and broker non-votes, for stockholders to accept the SuperMedia prepackaged plan are detailed in the following chart:

Required Stockholder Vote	Effect of Abstentions/ Failures to Vote	Effect of Broker Non-Votes
At least 2/3 of common stock that vote to either “accept” or “reject” the SuperMedia prepackaged plan	No effect	No effect

The SuperMedia board of directors urges SuperMedia stockholders to promptly vote by completing, dating and signing the accompanying proxy and ballot and returning it promptly in the enclosed postage-paid envelope. If you hold your stock in “street name” through a bank or broker, please vote by following the voting instructions of your bank or broker.

Stockholders will vote at the meeting by ballot. Votes cast at the meeting, in person or by proxy, will be tallied by SuperMedia’s inspector of election.

As of the record date, directors and executive officers of SuperMedia had the right to vote approximately 395,142 shares of SuperMedia common stock, or approximately 2.5% of the outstanding SuperMedia shares entitled to vote at the special meeting. SuperMedia currently expects that these individuals will vote their shares of SuperMedia common stock in favor of the proposals to be presented at the special meeting. In addition, one of SuperMedia’s directors, John Slater, currently serves as a senior vice president at Paulson & Co. Inc., which beneficially owns 2,607,506 shares of SuperMedia common stock, or approximately 16.8% of the SuperMedia common stock entitled to vote at the SuperMedia special meeting.

Recommendation of the SuperMedia Board of Directors

The SuperMedia board of directors has approved and adopted the merger agreement and the transactions it contemplates. The SuperMedia board of directors has determined that the merger agreement and the transactions it contemplates are advisable and in the best interests of SuperMedia and its stockholders, whether consummated out of court or in Chapter 11 cases. The SuperMedia board of directors unanimously recommends that the SuperMedia stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions it contemplates, vote “FOR” approval, on a non-binding, advisory basis of the compensation that may be paid or become payable to SuperMedia’s named executive officers that is based on or otherwise relates to the transaction, vote “FOR” approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies and vote to “ACCEPT” the SuperMedia prepackaged plan. See “Proposal 1: The Transaction — SuperMedia’s Reasons for the Transaction; Recommendation of the SuperMedia Board of Directors” for a more detailed discussion of the SuperMedia board of directors’ recommendation.

Attending the Meeting

All holders of SuperMedia common stock, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other stockholder of record, are invited to attend the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. SuperMedia reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

INFORMATION ABOUT THE BUSINESSES

Dex One Corporation

Overview of Dex One’s Business

Dex One Corporation became the successor to R.H. Donnelley Corporation upon emergence from Chapter 11 on January 29, 2010. In connection with Dex One’s emergence from Chapter 11, it was renamed Dex One Corporation. Dex One’s predecessor was formed on February 6, 1973 as a Delaware corporation. In November 1996, Dex One’s predecessor, then known as The Dun & Bradstreet Corporation, separated through a spin-off into three separate public companies: The Dun and Bradstreet Corporation, ACNielsen Corporation and Cognizant Corporation. In June 1998, The Dun & Bradstreet Corporation separated through a spin-off into two separate public companies: R.H. Donnelley Corporation (formerly The Dun & Bradstreet Corporation) and a new company that changed its name to The Dun & Bradstreet Corporation. Dex One is a marketing solutions company that helps local business and consumers connect with each other. Dex One’s marketing consultants provide helpful service, advice and value to local business in order for them to thrive in an increasingly complex and fragmented marketing landscape. Dex One offers customers a broad portfolio of marketing solutions, from print yellow pages to digital services that leverage consumers’ increasing utilization of local, social and mobile tools. Dex One provides consumers with relevant and trusted information to satisfy their local shopping needs when and how they want. The principal executive offices of Dex One are located at 1001 Winstead Drive, Cary, North Carolina 27513, and its telephone number is (919) 297-1600. Dex One’s corporate internet website is located at www.DexOne.com.

Dex One employs approximately 2,300 individuals, including approximately 650 hourly, and 1,650 salaried, employees and approximately 30 temporary, contract employees. Also, the International Brotherhood of Electrical Workers of America and the Communication Workers of America represent approximately 300 and 400 of the employees, respectively. Dex One’s employees and contract workers perform a variety of critical functions, including sales, customer service, purchasing, publishing and a variety of administrative, accounting, legal, finance, management, technology, supervisory and other related tasks.

Dex One’s Prepetition Indebtedness

A description of Dex One’s prepetition indebtedness may be found in the section entitled “Description of Certain Indebtedness.”

Additional Information

Additional information about Dex One and its subsidiaries, including a full description of the condition and performance of Dex One’s business, is included in documents incorporated by reference in this document, including Dex One’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012. See “Where You Can Find More Information.”

SuperMedia Inc.

Overview of SuperMedia’s Business

SuperMedia Inc., is one of the largest yellow pages directory publishers in the United States as measured by revenue. SuperMedia also offers digital advertising solutions. SuperMedia places its clients’ business information into its portfolio of local media solutions, which includes the Superpages directories, Superpages.com, its digital local search resource on both desktop and mobile devices, the Superpages.com network, a digital syndication network that places local business information across more than 250 websites, mobile sites and mobile applications, and its Superpages direct mailers. In addition, SuperMedia offers solutions for social media, digital content creation and management, reputation management and search engine optimization. SuperMedia became an independent public company in November 2006, when Verizon Communications Inc. (“Verizon”) completed the spin-off of SuperMedia’s shares to its stockholders. Together with its predecessor companies, SuperMedia has more than 125 years of experience in the directory business. SuperMedia primarily operates in the markets in which Verizon or its formerly owned properties now owned by FairPoint Communications, Inc. (“FairPoint”) and Frontier Communications Corporation (“Frontier”) are the incumbent local exchange carriers. SuperMedia has a geographically diversified revenue base covering markets in 32 states for Superpages directories and Superpages direct mailers and in all 50 states for Superpages.com and SuperMedia’s other digital solutions. In 2011, SuperMedia published more than 1,000 distinct directory titles and distributed about 89 million copies of these directories to businesses and residences in the United States. SuperMedia is the official publisher of Verizon, FairPoint and Frontier print directories in the markets in which these companies are the incumbent local telephone exchange carriers. SuperMedia uses the brands Verizon, FairPoint and Frontier on its print directories in these and other specified markets. SuperMedia has a number of agreements with Verizon, FairPoint and Frontier that govern its publishing relationship, including publishing agreements, branding agreements, and non-competition agreements, each of which has a term expiring in 2036. On March 31, 2009, SuperMedia and its domestic subsidiaries filed voluntary petitions for reorganization under Chapter 11 in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division. On December 31, 2009, SuperMedia emerged from bankruptcy protection, and on January 4, 2010, changed its corporate name from Idearc Inc. to SuperMedia Inc. On December 29, 2011, the Bankruptcy Court entered final decrees closing SuperMedia’s bankruptcy cases. The principal executive offices of SuperMedia are located at 2200 West Airfield Drive, D/FW Airport, Texas 75261, and its telephone number is (972) 453-7000. SuperMedia’s corporate internet website is located at www.SuperMedia.com.

SuperMedia employs approximately 3,234 individuals, including approximately 1,142 hourly, and 2,029 salaried, employees and approximately 1,235 temporary, contract employees. Also, the International Brotherhood of Electrical Workers of America and the Communication Workers of America represent approximately 39 and 951 of the employees, respectively. SuperMedia’s employees and contract workers perform a variety of critical functions, including sales, customer service, purchasing, publishing and a variety of administrative, accounting, legal, finance, management, technology, supervisory and other related tasks.

SuperMedia’s Prepetition Indebtedness

A description of SuperMedia’s prepetition indebtedness may be found in the section entitled “Description of Certain Indebtedness.”

Additional Information

Additional information about SuperMedia and its subsidiaries, including a full description of the condition and performance of SuperMedia’s business, is included in the section entitled “Additional Information About SuperMedia” and Appendices M-O, which contain SuperMedia’s consolidated financial statements and related notes at December 31, 2011 and December 31, 2010, for each of the three years in the period ended December 31, 2011, at September 30, 2012 and for the three and nine month periods ended September 30, 2012.

Dex Media, Inc. (named Newdex, Inc. until completion of the transaction)

Dex Media, Inc. is a newly formed Delaware corporation (currently named Newdex, Inc.) and a direct wholly owned subsidiary of Dex One. Newdex was organized on August 17, 2012, solely for the purpose of effecting the transaction. Pursuant to the merger agreement, Dex One will be merged with and into Newdex, with Newdex surviving the merger. After the Dex One merger, each share of common stock of Dex One will have been converted into 0.2 shares of common stock of Newdex, and holders of Dex One common stock will own 100% of the common stock of Newdex. Immediately following the consummation of the Dex One merger, the SuperMedia merger will occur, in which Merger Sub, a direct wholly owned subsidiary of Newdex, will merge with and into SuperMedia, with SuperMedia surviving the merger as a direct wholly owned subsidiary of Newdex. After the SuperMedia merger with Merger Sub, each share of common stock of SuperMedia will have been converted into 0.4386 shares of common stock of Newdex, and holders of SuperMedia common stock will own approximately 40% of the common stock of Newdex and former holders of Dex One common stock will own approximately 60% of the common stock of Newdex. Dex One currently has a subsidiary named Dex Media, Inc. Dex Media, Inc. is the intermediate holding company of DME and DMW. Dex Media, Inc. will change its name to Dex Media Holdings, Inc. upon consummation of the transaction.

As a result of the transactions contemplated by the merger agreement, SuperMedia will be a direct wholly owned subsidiary of Newdex, and Newdex will change its name to Dex Media, Inc. Dex Media will become a publicly traded corporation, and former SuperMedia and Dex One stockholders will own stock in Dex Media. Newdex has not carried on any activities other than in connection with the transaction. Newdex’s principal executive offices are located at 1001 Winstead Drive, Cary, North Carolina 27513, and its telephone number is (919) 297-1600.

After the consummation of the transaction, the location of Dex Media’s headquarters and principal executive offices will be 2200 West Airfield Drive, P.O. Box 61980, D/FW Airport, Texas 75261, and its telephone number will be (972) 453-7000.

Spruce Acquisition Sub, Inc.

Spruce Acquisition Sub, Inc. is a newly formed Delaware corporation and a direct wholly owned subsidiary of Newdex. The company was formed solely for the purpose of effecting the proposed transaction with SuperMedia and has not carried on any activities other than in connection with the proposed transaction. Pursuant to the merger agreement, Merger Sub will merge with and into SuperMedia. Merger Sub’s address is 1001 Winstead Drive, Cary, North Carolina 27513, and its telephone number is (919) 297-1600.

PROPOSAL 1: THE TRANSACTION

Background of the Transaction

Since emerging from bankruptcy proceedings under Chapter 11 of the Bankruptcy Code in January 2010, Dex One has continued to experience lower advertising sales related to its print products primarily as a result of declines in new and recurring business, including both renewal and incremental sales to existing advertisers. In response to the challenging industry environment, and to build on its existing strengths and assets to maximize value for its stockholders and other constituents, the Dex One board of directors (the “Dex One Board”) has regularly considered financial and strategic options, including potential transactions that would reduce its leverage, extend the maturities of its credit facilities, reduce its refinancing risk, and potential joint ventures, partnerships, acquisitions or other strategic alternatives, both within Dex One’s industry and in complementary industries. As part of the evaluation of its financial and strategic options, Dex One engaged Houlihan Lokey as its financial advisor. Since emerging from bankruptcy proceedings under Chapter 11 in December 2009, the SuperMedia board of directors (the “SuperMedia Board”) has continually evaluated its financial and strategic options in response to the challenging industry environment and in order maximize value for its stockholders and other constituents. As part of the evaluation of financial and strategic options, the SuperMedia Board engaged Chilmark Partners (“Chilmark”) and SuperMedia engaged Morgan Stanley as financial advisors in February 2010. Since their engagement, Chilmark and Morgan Stanley have worked with the SuperMedia Board to evaluate and assess SuperMedia’s strategic and capital structure alternatives, including potential mergers and acquisitions, both within SuperMedia’s industry and in complementary industries.

2011 Proposed Transaction

In February 2011, SuperMedia contacted Dex One to explore potential strategic opportunities between the two companies, including a potential combination or a joint venture. Both parties executed a confidentiality agreement on February 18, 2011 in order for the parties to share limited due diligence information and begin exploratory discussions. In March 2011, SuperMedia and Dex One management met to discuss various strategic opportunities, but the discussions did not advance due to significant differences between the two companies’ expectations.

As part of the Dex One Board’s broader review of all strategic alternatives and options for Dex One, the Dex One Board engaged Houlihan Lokey on March 21, 2011 to assist the Dex One Board in evaluating a range of strategic alternatives, including possible mergers and acquisitions.

On April 27, 2011, representatives of Chilmark and Morgan Stanley met with the SuperMedia Board and summarized the March 2011 discussions between SuperMedia and Dex One. Chilmark and Morgan Stanley also provided the SuperMedia Board with an overview of other potential strategic alternatives available to SuperMedia at that time. At the conclusion of the meeting, the SuperMedia Board directed Chilmark and Morgan Stanley to continue exploratory due diligence and discussion regarding a potential transaction with Dex One.

On June 1 and June 3, 2011, representatives of Houlihan Lokey and Chilmark and Morgan Stanley had preliminary discussions about the possibility of a transaction between SuperMedia and Dex One, exploring the financial and strategic opportunities of a potential merger of the two companies.

Thereafter, at the direction of the Dex One Board and the SuperMedia Board, and, as part of a broader review of all strategic alternatives and options for Dex One and SuperMedia, respectively, representatives of Houlihan Lokey and Dex One management had numerous in-person and telephonic meetings with representatives of Chilmark, Morgan Stanley and SuperMedia management between June 8, 2011 and August 8, 2011. The principal purpose of these meetings was to exchange information and conduct due diligence. During this time, the Dex One Board met on June 15, June 29 and July 20, 2011 to receive updates on the discussions between the financial advisors for the two companies and to continue to discuss strategic alternatives and the rationale for each, including the possibility of a transaction with SuperMedia. At the conclusion of each Dex One

Board meeting, Dex One management and Houlihan Lokey were directed to continue performing exploratory due diligence with SuperMedia, including analyzing SuperMedia’s financial condition and results of operations, analyzing possible transaction structures, quantifying synergies that could be captured by a combination of the two companies, and analyzing potential capital structures, including the possibility of modifying both companies’ credit agreements in connection with a potential merger. Also during this time, the SuperMedia Board met on July 27, 2011 and received an update from representatives of Chilmark and Morgan Stanley on the discussions between the financial advisors for SuperMedia and Dex One. At this meeting, the SuperMedia Board discussed certain strategic alternatives and the rationale for each, including the possibility of a transaction with Dex One and directed SuperMedia’s management and financial advisors to continue exploratory due diligence and discussions regarding a potential transaction with Dex One.

On August 18, 2011, the Dex One Board met and discussed with management and representatives of Houlihan Lokey the various strategic alternatives being considered, including a potential transaction with SuperMedia. As part of its update on a potential transaction with SuperMedia, management and representatives of Houlihan Lokey discussed, among other things, ongoing diligence activities, potential strategic and operational efficiencies from combining the two companies, possible debt restructuring opportunities and potential transaction structures. At the conclusion of the discussion, the Dex One Board directed management to work with Houlihan Lokey and Kirkland & Ellis LLP (“Kirkland & Ellis”), Dex One’s legal counsel, to prepare a draft term sheet contemplating the acquisition of SuperMedia for consideration by the Dex One Board.

On August 22, 2011, management and representatives of Houlihan Lokey and Kirkland & Ellis reviewed with the Dex One Board a draft term sheet for the acquisition of SuperMedia and discussed various strategic, operational, financial and legal aspects of the potential transaction. The discussion focused primarily on the transaction structure that was designed to provide, among other things, a sustainable capital structure for the combined companies going forward by reducing debt at both companies and conditioning the transaction upon the extension of the current maturities of both companies’ credit agreements. At the conclusion of the meeting, the Dex One Board directed Alfred T. Mockett, the Chief Executive Officer of Dex One, to submit the preliminary term sheet to SuperMedia.

On August 23, 2011, Dex One sent a preliminary term sheet to SuperMedia outlining a proposed transaction whereby Dex One would acquire SuperMedia through a proceeding under Chapter 11 with SuperMedia stockholders receiving approximately 37.8% of the common stock of the post-merger company (the “Surviving Company”). The term sheet also provided that the existing Dex One management and board of directors would remain in place, with several SuperMedia directors being added to the board of directors of the Surviving Company. The proposed transaction was also conditioned upon Dex One repurchasing or restructuring $300 million of the Dex One senior subordinated notes and amending its existing credit agreements to extend all maturities to 2018.

On August 25, 2011, the SuperMedia Board met with management and representatives of Chilmark, Morgan Stanley and Fulbright & Jaworski L.L.P. (“Fulbright”), SuperMedia’s outside legal counsel, to discuss the preliminary term sheet received from Dex One. After the SuperMedia Board determined that the Dex One proposal was not in the best interest of SuperMedia or its stockholders, management and representatives of Chilmark and Morgan Stanley discussed a counterproposal to Dex One’s preliminary term sheet with the SuperMedia Board. The counterproposal entailed a proposed transaction whereby SuperMedia stockholders would receive at least 40% of the common stock of the Surviving Company and the board and management would reflect a “merger-of-equals structure.” At the conclusion of the meeting, the SuperMedia Board directed SuperMedia management and its financial advisors to deliver the counterproposal to Dex One.

On August 29, 2011, SuperMedia sent its counterproposal to Dex One. On the same day, a representative of Paulson & Co. Inc. (“Paulson”) sent a letter to Gene Davis, then Chairman of the Dex One Board, expressing Paulson’s support for a transaction between SuperMedia and Dex One and Paulson’s support of Peter J. McDonald, Chief Executive Officer of SuperMedia, to serve as the principal executive officer of the Surviving Company.

Between August 29 and September 1, 2011, representatives of Chilmark, Morgan Stanley and Houlihan Lokey had several telephonic meetings to discuss the two companies’ term sheets and various structuring considerations.

On August 30, 2011, the Dex One Board met with management and representatives of Houlihan Lokey and Kirkland & Ellis. Mr. Davis updated the Dex One Board on a follow-up conversation he had with a representative of Paulson and representatives of Houlihan Lokey and Kirkland & Ellis discussed the counterproposal sent by SuperMedia, various strategic, financial and legal aspects of the proposed transaction and proposed next steps. At the conclusion of the meeting, the Dex One Board directed Houlihan Lokey to meet with SuperMedia’s financial advisors following the holiday weekend to further explain the rationale for Dex One’s August 23 acquisition proposal.

Between September 6 and October 6, 2011, representatives of Chilmark, Morgan Stanley and Houlihan Lokey had numerous conversations to discuss the two companies’ proposals and outstanding due diligence matters, including issues related to the tax attributes of each company and various liabilities of each company.

On September 8, 2011, the Dex One Board met and Dex One management and representatives of Houlihan Lokey provided a report to the Dex One Board on the discussions with Chilmark and Morgan Stanley regarding the preliminary term sheets and potential transaction structures. In addition, Dex One management discussed the status of the ongoing due diligence of SuperMedia, including various SuperMedia liabilities and the tax implications of different transaction structures.

On September 20, 2011, representatives of Chilmark, Morgan Stanley and Fulbright had a telephonic meeting with SuperMedia management to discuss, among other things, the tax analyses associated with various transaction structures and the requirements of SuperMedia’s credit agreements if a transaction with Dex One were to be pursued.

On September 26, 2011, the Dex One Board met and Dex One management and representatives of Houlihan Lokey provided a report to the Dex One Board on the discussions with Chilmark and Morgan Stanley regarding the preliminary term sheets and potential transaction structures. In addition, Dex One management discussed the status of the ongoing due diligence of SuperMedia, including various SuperMedia liabilities and the tax implications of different transaction structures. At the conclusion of the discussion, the Dex One Board directed management, Houlihan Lokey and Kirkland & Ellis to prepare a revised preliminary term sheet and supporting materials and analysis for further consideration by the Dex One Board.

On September 26, 2011, representatives of Chilmark, Morgan Stanley and Fulbright had a telephonic meeting with SuperMedia management to further discuss the requirements of SuperMedia’s credit agreements if a transaction with Dex One were to be pursued.

Also on September 26, 2011, Mr. McDonald and Mr. Mockett met in Dallas, Texas to discuss the proposed transaction.

On October 10, 2011, the Dex One Board met and discussed with management and representatives of Houlihan Lokey and Kirkland & Ellis the analysis the Dex One Board requested at the September 26th meeting, a revised preliminary term sheet contemplating the acquisition of SuperMedia, the rationale for the revised terms and the potential benefits and risks associated with the proposed transaction structure. At the conclusion of the discussion, the Dex One Board directed Mr. Mockett to submit the revised preliminary term sheet to SuperMedia.

On October 11, 2011, Dex One sent a revised preliminary term sheet to SuperMedia proposing a merger whereby SuperMedia stockholders would receive 35% of the common stock of the Surviving Company, existing Dex One management would continue to manage the Surviving Company and the parties would discuss adding representatives of SuperMedia to the board of directors of the Surviving Company.

On October 12, 2011, representatives of Houlihan Lokey, Chilmark and Morgan Stanley had a telephonic meeting to discuss Dex One’s revised preliminary term sheet.

Also on October 12, 2011, representatives of Chilmark, Morgan Stanley and Fulbright had a telephonic meeting with SuperMedia management to discuss Dex One’s October 11 revised preliminary term sheet.

On October 14, 2011, representatives of Chilmark, Morgan Stanley and Fulbright had a telephonic meeting with SuperMedia management to further discuss Dex One’s October 11 revised preliminary term sheet.

On October 25, 2011, representatives of Chilmark had a telephonic meeting with representatives of Houlihan Lokey regarding the proposed transaction structure and various tax issues.

On October 26, 2011, the SuperMedia Board met with representatives of Chilmark, Morgan Stanley and Fulbright to discuss Dex One’s October 11 revised preliminary term sheet, SuperMedia’s proposed response and various capital structure, corporate governance and valuation matters relating to the proposed transaction. The SuperMedia Board directed SuperMedia management and its advisors to continue negotiations with Dex One and to present a counterproposal to Dex One on the terms discussed at the meeting.

On October 26, 2011, SuperMedia sent a counterproposal to Dex One. The terms of the counterproposal included, among other things, a 60%/40% split of equity in the Surviving Company between Dex One and SuperMedia stockholders, respectively, the board of directors of the Surviving Company reflecting a “merger-of-equals structure,” and management of the Surviving Company being determined jointly by the Dex One Board and the SuperMedia Board on a best-in-class, merit-based approach. The counterproposal also conditioned the proposed merger on various de-leveraging actions and amendments to the parties’ respective credit agreements.

On October 28, 2011, the Dex One Board met with management and representatives of Houlihan Lokey and Kirkland & Ellis and discussed SuperMedia’s October 26th counterproposal, along with various outstanding due diligence items. At the conclusion of the meeting, the Dex One Board authorized Mr. Davis to meet with the chairman of SuperMedia to discuss the companies’ respective proposals.

Also on October 28, 2011, representatives of Chilmark and Houlihan Lokey had a telephonic meeting to discuss the specifics of SuperMedia’s October 26th counterproposal.

On October 31, 2011, the Dex One Board met with management and representatives of Houlihan Lokey and Kirkland & Ellis to discuss the proposed transaction with SuperMedia, including a discussion of the modifications to various credit facilities that would be necessary in connection with a combination of the two companies. Also, on this day, representatives of Houlihan Lokey had discussions with representatives of Chilmark and Morgan Stanley regarding ongoing due diligence matters. Representatives of Houlihan Lokey also provided an update on the proposed transaction to the Dex One Board.

On November 2, 2011, the Dex One Board met with management and representatives of Houlihan Lokey and Kirkland & Ellis to discuss the proposed transaction with SuperMedia, including a continuation of the October 31 discussion regarding the modifications to various credit facilities that would be necessary in connection with a combination of the two companies. Also, on this day, Mr. Davis met with SuperMedia’s chairman, Douglas Wheat, to discuss the proposed transaction, the parties’ respective proposals and related matters. In particular, Mr. Davis advocated in favor of the Dex One proposal and Mr. Wheat advocated in favor of the SuperMedia counterproposal.

Between November 7 and 10, 2011, representatives of Chilmark, Morgan Stanley and Houlihan Lokey held numerous discussions regarding the proposed transaction terms and unresolved due diligence items.

On November 12, 2011, the Dex One Board met with management and representatives of Houlihan Lokey and Kirkland & Ellis, each of whom provided an update on the potential transaction with SuperMedia to the Dex One Board, including an update on outstanding due diligence items and unresolved and outstanding transaction terms. At the conclusion of the meeting, the non-management directors of the Dex One Board directed Houlihan Lokey to send a revised preliminary term sheet to SuperMedia.

On November 13, 2011, Houlihan Lokey sent a revised preliminary term sheet to Chilmark and Morgan Stanley, and representatives of Houlihan Lokey had a follow-up discussion with representatives of Chilmark and Morgan Stanley to discuss and explain the revised preliminary term sheet. Among other things, the revised preliminary term sheet proposed a transaction whereby the equity split in the Surviving Company would be 65%/35% between the Dex One and SuperMedia stockholders, respectively, the board of directors of the Surviving Company would be split evenly between Dex One and SuperMedia directors with the Chairman to be appointed by Dex One, and management of the Surviving Company would be selected on a best-in-class, merit-based approach. The proposal was also subject to various confirmatory due diligence.

On November 14, 2011, the SuperMedia Board met with management and representatives of Chilmark, Morgan Stanley, Fulbright and Cleary Gottlieb Steen & Hamilton LLP (“Cleary”), special counsel to SuperMedia, to discuss Dex One’s November 13 proposal. After discussing Dex One’s November 13 proposal, management and representatives of Chilmark and Morgan Stanley discussed the terms of a counterproposal with the SuperMedia Board. At the conclusion of the meeting, the SuperMedia Board directed Chilmark and Morgan Stanley to deliver a counterproposal to Houlihan Lokey that contemplated a transaction whereby the equity split in the Surviving Company would be 62.5%/37.5% between the Dex One and SuperMedia stockholders, respectively, and the Surviving Company would have two-co-chairmen, one appointed by the Dex One Board and one appointed by the SuperMedia Board.

On November 15, 2011, representatives of Chilmark and Morgan Stanley sent the counterproposal to Dex One’s November 13 proposal to representatives of Houlihan Lokey. Later that day, the Dex One Board convened a meeting to discuss the SuperMedia counterproposal with management and representatives of Kirkland & Ellis and Houlihan Lokey. During the discussion, the Dex One Board discussed the ongoing and significant disagreements between the parties, namely, the proposed equity splits, the composition of the board of directors of the Surviving Company, the selection of management of the Surviving Company and satisfactory resolution of certain SuperMedia liabilities. At the conclusion of the meeting, the Dex One Board directed Houlihan Lokey to contact Chilmark and Morgan Stanley to inform them that SuperMedia’s latest proposal was unacceptable and that if SuperMedia was not prepared to continue discussions along the terms outlined in the Dex One November 13 preliminary term sheet, the Dex One Board would not continue negotiations. Thereafter, representatives of Houlihan Lokey contacted Chilmark to relay the foregoing message.

On November 17, 2011, the SuperMedia Board met with management and representatives of Chilmark, Morgan Stanley, Fulbright and Cleary to discuss Dex One’s response to SuperMedia’s November 14 counterproposal. The SuperMedia Board determined that, based on Dex One’s response, it was in the best interest of SuperMedia to discontinue discussions regarding a possible transaction with Dex One and instead focus on SuperMedia’s alternative strategic initiatives. Later that day, Samuel D. Jones, Chief Financial Officer and Treasurer of SuperMedia, sent a letter to Gregory W. Freiberg, EVP and Chief Financial Officer of Dex One, stating that SuperMedia had determined not to proceed with discussions regarding a possible transaction with Dex One. Representatives of Chilmark and Morgan Stanley also contacted Houlihan Lokey on November 17 to reiterate that discussions between SuperMedia and Dex One were terminated.

Following the termination of discussions with SuperMedia in November 2011, the Dex One Board continued, with the assistance of Houlihan Lokey and Kirkland & Ellis, to consider and pursue options for reducing leverage, extending the maturities of its credit facilities, reducing refinancing risk, and exploring joint ventures, partnerships, acquisitions and other strategic alternatives. On March 23, 2012, Dex One subsidiaries collectively utilized cash on hand of $69.5 million to repurchase $142 million aggregate principal amount of loans under their credit facilities. On April 19, 2012, Dex One utilized cash on hand of $26.5 million to repurchase $98.2 million aggregate principal amount of the Dex One senior subordinated notes. These repurchase transactions provided significant deleveraging for Dex One.

Following the termination of discussions with Dex One in November 2011, the SuperMedia Board also continued, with the assistance of Chilmark and Morgan Stanley, to evaluate its strategic alternatives and to consider and pursue options for reducing its leverage. On December 14, 2011, SuperMedia utilized cash on hand of $117 million to repay approximately $235.2 million of its term loans at a rate of 49.75% of par. On March 2, 2012, SuperMedia utilized cash on hand of $31 million to repay approximately $59.6 million of its term loans at a rate of 52% of par. On May 16, 2012, SuperMedia utilized cash on hand of $33 million to repay approximately $55.9 million of its term loans at a rate of 59% of par. These transactions provided significant deleveraging for SuperMedia.

2012 Proposed Transaction

In January 2012, members of SuperMedia management initiated new internal discussions with representatives of Chilmark and Morgan Stanley regarding potential transactions with Dex One and whether to seek to reengage with Dex One.

During the week of January 9, Mr. McDonald spoke by telephone with Dex One director Alan F. Schultz to assess his interest in potential transactions and to generally discuss the advantages of a transaction between SuperMedia and Dex One.

Also in January 2012, SuperMedia director John Slater called Mr. Davis to discuss the issues that had led to the termination of earlier discussions between the parties: the economics of the proposed transaction, certain liabilities of SuperMedia; board composition and governance; and executive leadership of the Surviving Company. As a result of that discussion, members of the Dex One Board (Jonathan B. Bulkeley, Mark A. McEachen and Mr. Schultz) met with Mr. McDonald. Thereafter, between January 31, 2012 and February 7, 2012, there were several meetings and telephone calls between Mr. McDonald and several members of the Dex One Board to familiarize members of the Dex One Board with Mr. McDonald’s background and arrange meetings with members of the Dex One Board. On February 2, 2012, Mr. McEachen and Mr. McDonald met in Dallas, Texas; on February 6, 2012, Mr. Schultz and Mr. McDonald met in Orlando, Florida; and on February 7, 2012, Mr. McDonald and Mr. Bulkeley spoke by telephone.

On February 15, 2012, the SuperMedia Board met and discussed the industry consolidation trends and the possibility of resuming discussions with Dex One about a combination of Dex One and SuperMedia with management and representatives of Chilmark and Morgan Stanley.

On April 10, 2012, members of SuperMedia management had a telephonic meeting with representatives of Chilmark and Morgan Stanley and discussed the recently announced transaction between Cerberus Capital Management L.P. (“Cerberus”) and AT&T Corp. (“AT&T”) with respect to AT&T’s Advertising Solutions and Interactive units (the “AT&T/Cerberus transaction”) and the implications of the transaction to the industry in general and SuperMedia in particular. The parties also discussed the possibility of restarting discussions with Dex One.

On April 20, 2012, the SuperMedia Board discussed the possibility of restarting discussions with Dex One regarding a combination of Dex One and SuperMedia.

On April 21, 2012, Mr. McDonald and Mr. Davis corresponded via e-mail about the possibility of restarting discussions about a combination of Dex One and SuperMedia.

On April 23, 2012, the SuperMedia Board authorized representatives of Chilmark and Morgan Stanley to contact representatives of Houlihan Lokey about a combination of Dex One and SuperMedia. Later that day, representatives of Chilmark and Morgan Stanley contacted representatives of Houlihan Lokey about restarting the discussions regarding a potential combination of Dex One and SuperMedia.

On April 24, 2012, the Dex One Board met and discussed with management and representatives of Houlihan Lokey and Kirkland & Ellis the AT&T/Cerberus transaction and the implications of the transaction to the industry in general and Dex One in particular. Representatives of Houlihan Lokey also discussed with the Dex One Board the inquiry from Chilmark and Morgan Stanley. At the conclusion of the meeting, and after considering various strategic, operational, financial and legal aspects, the Dex One Board directed management and Dex One’s advisors to explore and evaluate potential industry consolidation opportunities, including revisiting a transaction involving SuperMedia.

Between April 27, 2012 and May 24, 2012, representatives of Houlihan Lokey, Dex One management, representatives of Chilmark and Morgan Stanley and SuperMedia management met numerous times to discuss the companies’ respective 2012 first quarter results of operation and financial performance, preliminary due diligence items, potential synergies of a combination of the two companies and process. During such period, both companies exchanged updated financial, operating and other due diligence information.

On May 1, 2012, the SuperMedia Board met and discussed with management and representatives of Chilmark, Morgan Stanley and Fulbright the AT&T/Cerberus transaction and the implications of the transaction to the industry in general and SuperMedia in particular. Chilmark and Morgan Stanley also presented the SuperMedia Board with a financial comparison of SuperMedia and Dex One and the potential benefits of consolidation. In addition, Chilmark and Morgan Stanley presented the SuperMedia Board with possible alternatives to a transaction with Dex One.

On May 22, 2012, the Dex One Board met with management and representatives of Houlihan Lokey and Kirkland & Ellis to discuss possible strategies to address Dex One’s balance sheet. Representatives of Houlihan Lokey reviewed with the Dex One Board certain SuperMedia financial information and illustrative stand-alone and merger scenarios. At the conclusion of the discussion, the Dex One Board directed management, Houlihan Lokey and Kirkland & Ellis to proceed with more due diligence and to prepare a draft term sheet outlining the essential terms of a business combination with SuperMedia for the Dex One Board’s further review and consideration.

On May 29, 2012, the Dex One Board met with management and representatives of Houlihan Lokey and Kirkland & Ellis to discuss the recent results of operations and financial performance of SuperMedia, outstanding due diligence inquiries with respect to SuperMedia and the status of the discussions between the financial advisors of the two companies. The Dex One Board, management and representatives of Houlihan Lokey and Kirkland & Ellis discussed a proposed preliminary term sheet contemplating a transaction with SuperMedia, as well as various strategic, operational, financial and legal aspects. At the conclusion of the meeting, the non-management members of the Dex One Board directed Houlihan Lokey to distribute the preliminary term sheet to SuperMedia’s financial advisors.

On May 31, 2012, representatives of Houlihan Lokey sent a preliminary term sheet to Chilmark and Morgan Stanley providing for, among other things, a 60%/40% equity split of the Surviving Company between Dex One and SuperMedia stockholders, respectively, a nine person board of directors of the Surviving Company, consisting of five directors designated by Dex One and four directors designated by SuperMedia, and a senior management team determined jointly by the two companies. Later that day, representatives of Chilmark and Morgan Stanley had a telephonic meeting with members of SuperMedia management to discuss Dex One’s preliminary term sheet.

On June 3, 2012, the SuperMedia Board met with management and representatives of Chilmark, Morgan Stanley, Fulbright and Cleary. Chilmark and Morgan Stanley discussed telephonically the terms of Dex One’s

May 31 preliminary term sheet with the SuperMedia Board, comparing both the proposed exchange ratio and relative ownership percentages with those implied by recent market prices as well as the proposed transaction with publicly available information on select precedent merger of equals transactions. The SuperMedia Board then discussed delivering a counterproposal to Dex One, providing for, among other things, a Surviving Company board of directors consisting of twelve members, equally split between six Dex One representatives and six SuperMedia representatives with Mr. McDonald serving as the principal executive officer of the Surviving Company. At the conclusion of the meeting, SuperMedia delivered the counterproposal to the Dex One Board. Later on that day, representatives of Chilmark and Houlihan Lokey had a telephonic meeting to discuss the terms of SuperMedia’s counterproposal.

On June 4, 2012, the non-management members of the Dex One Board met and discussed with representatives of Houlihan Lokey and Kirkland & Ellis the SuperMedia counterproposal. Also on this day, representatives of Houlihan Lokey, Chilmark and Morgan Stanley and Dex One and SuperMedia management held a telephonic meeting to discuss various financial, operating, tax and due diligence items. The non-management members of the Dex One Board then directed Houlihan Lokey and Kirkland & Ellis to prepare a revised preliminary term sheet to send to SuperMedia.

On June 6, 2012, representatives of Houlihan Lokey sent a revised preliminary term sheet to Chilmark and Morgan Stanley providing for, among other things, a Surviving Company board of directors consisting of eleven members, with six directors designated by Dex One and five directors designated by SuperMedia and the chairman to be appointed by Dex One.

On June 7, 2012, members of management of SuperMedia, members of the SuperMedia Board and representatives of Chilmark and Morgan Stanley had a telephonic meeting to discuss Dex One’s June 6 revised preliminary term sheet.

On June 8, 2012, the SuperMedia Board received a draft counterproposal to Dex One’s June 6 preliminary term sheet from representatives from Chilmark. The members of the SuperMedia Board were asked to notify Mr. Wheat if they agreed with the counterproposal. All members of the SuperMedia Board subsequently notified Mr. Wheat that they agreed with the proposed counterproposal.

Also on June 8, 2012, Mr. Davis, Mr. Slater and a representative of Paulson had a meeting to talk generally about a possible transaction between Dex One and SuperMedia and to share thoughts about the status of discussions.

On June 10, 2012, representatives of Chilmark and Morgan Stanley submitted the SuperMedia counterproposal to Houlihan Lokey providing for, among other things, a Surviving Company board of directors consisting of eleven members with five directors to be designated by Dex One, five directors to be designated by SuperMedia and one new independent director to be mutually agreed upon by a nominating committee composed of two directors of Dex One and two directors of SuperMedia. The chairman would be appointed by Dex One and be reasonably acceptable to SuperMedia.

On June 12, 2012, representatives of Houlihan Lokey, Chilmark and Morgan Stanley discussed SuperMedia’s June 10 counterproposal.

On June 13, 2012, the non-management members of the Dex One Board discussed with representatives of Houlihan Lokey and Kirkland & Ellis the SuperMedia counterproposal, and various due diligence, operational, governance, financial and legal aspects of SuperMedia’s June 10 counterproposal. The non-management members of the Dex One Board also discussed a proposed response to SuperMedia’s June 10 counterproposal.

On June 15, 2012, representatives of Houlihan Lokey sent a revised preliminary term sheet to Chilmark and Morgan Stanley providing for, among other things, a Surviving Company board of directors consisting of thirteen persons comprised of six directors designated by Dex One (including the chairman), six directors designated by

SuperMedia and one independent director to be mutually agreed upon by the Dex One Board and the SuperMedia Board; Mr. McDonald as the principal executive officer of the Surviving Company; and senior management determined jointly on a best-in-class, merit based approach. Later that day, representatives of Houlihan Lokey, Chilmark and Morgan Stanley discussed the revised preliminary Dex One term sheet.

Later on June 15, 2012, members of management of SuperMedia, members of the SuperMedia Board and representatives of Chilmark and Morgan Stanley had a telephonic meeting to discuss Dex One’s June 15 revised preliminary term sheet. After the telephonic meeting, the SuperMedia Board received a summary of Dex One’s June 15 revised preliminary term sheet from Chilmark, who informed the SuperMedia Board that Mr. McDonald, Mr. Wheat and Mr. Slater recommended that the SuperMedia Board approve the revised preliminary term sheet. The members of the SuperMedia Board were instructed to notify Mr. Wheat if Dex One’s June 15 revised preliminary term sheet was acceptable. All members of the SuperMedia Board subsequently notified Mr. Wheat that the revised preliminary term sheet was acceptable and representatives of Chilmark and Morgan Stanley were authorized to advise Houlihan Lokey that SuperMedia was willing to proceed on that basis.

On June 17, 2012 representatives of Chilmark and Morgan Stanley called representatives of Houlihan Lokey to advise them that, subject to formal ratification by the SuperMedia Board, SuperMedia was willing to proceed with a transaction on the basis of the Dex One June 15 revised preliminary term sheet.

On June 18, 2012, the SuperMedia Board discussed with representatives of Chilmark, Morgan Stanley, Fulbright and Cleary the proposed transaction with Dex One and, in particular, Dex One’s June 15 revised preliminary term sheet. At the conclusion of the meeting, the disinterested members of the SuperMedia Board voted unanimously to approve and ratify Dex One’s June 15 revised preliminary term sheet and to direct SuperMedia management to explore and negotiate a possible transaction with Dex One based on the terms of the June 15 revised preliminary term sheet.

On June 21 and 23, 2012, the Dex One Board met to discuss the proposed transaction with SuperMedia, and various due diligence, operational, governance, financial and legal aspects. Based on these meetings, the Dex One Board directed management and Kirkland & Ellis to send a draft merger agreement to SuperMedia. At this meeting, the Dex One Board also formed the following ad hoc Dex One Board committees to assist with the proposed transaction with SuperMedia: a Transaction Oversight Committee, a Digital Strategy Committee, an Independent Director Selection Committee and a Management Selection Committee.

On June 22, 2012, representatives of Chilmark and Houlihan Lokey had a telephonic meeting and discussed the expected timeline for the transaction, due diligence matters and the preparation of legal documents.

Also on June 22, 2012, Mr. Davis resigned as non-executive chairman of the Dex One Board. Later that day, Mr. Schultz was appointed to succeed Mr. Davis as non-executive chairman of the Dex One Board.

On June 25, 2012, representatives of Kirkland & Ellis distributed a draft merger agreement to representatives of Fulbright and Cleary, reflecting, among other things, the terms outlined in Dex One’s June 15 preliminary term sheet.

Between June 25, 2012 and July 13, 2012, representatives of Houlihan Lokey, Chilmark, Morgan Stanley, Kirkland & Ellis, Fulbright, Cleary and Dex One and SuperMedia management held numerous in person and telephonic meetings, both among themselves and with each other, to discuss, among other things, open due diligence items, the expected timeline for the proposed transaction, financial projections of the combined company and the proposed modifications to the credit facilities of SuperMedia and Dex One in connection with the proposed transaction.

On June 29, 2012, representatives of Houlihan Lokey, Chilmark, Morgan Stanley, Kirkland & Ellis, Fulbright and Cleary had a telephonic meeting to discuss the timing and process for completing the merger agreement and related documentation.

On June 29, 2012, the Dex One Board met with management to discuss the status of the proposed transaction and received an update on various work streams related to the proposed transaction. That same day, representatives of Houlihan Lokey, Chilmark and Morgan Stanley had a telephonic meeting to discuss various outstanding due diligence items.

On July 6, 2012, the Dex One Board met with management to discuss the status of the proposed transaction.

Between July 6 and August 21, 2012, Dex One management had frequent interaction with the members of the Transaction Oversight Committee and the Digital Strategy Committee as they worked through various strategic and operational due diligence matters, transaction structure, documentation and process matters and integration planning matters.

On July 12 and 13, 2012, the Transaction Oversight Committee met with the Dex One management to conduct an in-depth strategic, financial and operational due diligence review.

Also, on July 13, 2012, representatives of Cleary and Fulbright distributed a mark-up of the merger agreement to Kirkland & Ellis, which, among other things, included revisions to the drafted representations and warranties, revised covenants regarding the operations of each of Dex One and SuperMedia between signing and closing, added provisions regarding indemnification and insurance for SuperMedia directors and officers, and revised the conditions to closing and the parties’ rights to terminate the agreement.

On July 13, 2012, the Dex One Board met to discuss the status of the proposed transaction with management and representatives of Kirkland & Ellis and Houlihan Lokey, including open due diligence items, SuperMedia’s comments to the merger agreement and the proposed modifications to the credit facilities of SuperMedia and Dex One.

Between July 13, 2012 and August 20, 2012, SuperMedia management, Dex One management, and representatives of Houlihan Lokey, Chilmark, Morgan Stanley, Kirkland & Ellis, Fulbright and Cleary held numerous telephonic meetings to discuss, among other things, due diligence items, the merger agreement and ancillary documents such as the shared services agreement and tax sharing agreement, the proposed credit agreement term sheets, the transaction timeline, tax related issues and announcement communications and strategy.

On July 18 and 19, 2012, representatives of Houlihan Lokey, Chilmark and Morgan Stanley had several telephonic meetings to discuss due diligence items, including tax implications of the proposed transaction, and the proposed modifications to the credit facilities of SuperMedia and Dex One.

On July 19, 2012, representatives of Houlihan Lokey, Kirkland & Ellis, Chilmark, Morgan Stanley, Fulbright and Cleary had a telephonic meeting to discuss next steps and process.

On July 20, 2012, the Dex One Board met to discuss the status of the proposed transaction with management and representatives of Kirkland & Ellis and Houlihan Lokey. The discussion focused on strategic alternatives to the proposed SuperMedia transaction, process and timing (including open due diligence items and the revised merger agreement draft), a review of SuperMedia’s business strategy (including digital strategy), updated financial modeling for the combined company and a Dex One digital business review.

Also on July 20, 2012, Dex One management, SuperMedia management and representatives of Houlihan Lokey, Chilmark, Morgan Stanley, Kirkland & Ellis and Cleary held a telephonic meeting to discuss outstanding tax related issues.

On July 24, 2012, the Dex One Board met to discuss the status of the proposed transaction with management and representatives of Kirkland & Ellis and Houlihan Lokey. The discussion focused on directorial fiduciary duties, updated financial modeling for the combined company, open due diligence items, the revised merger agreement draft and the proposed terms of the various credit facility amendments.

On July 25, 2012, the SuperMedia Board met and discussed the status of the proposed transaction with management and representatives of Chilmark, Morgan Stanley, Fulbright and Cleary. The discussion addressed, among other things, the history of discussions with Dex One, the revised draft of the merger agreement, a review of updated financial modeling for the combined company, the terms of precedent transactions and the proposed terms of the various credit facility amendments.

On July 26, 2012, representatives of Houlihan Lokey, Kirkland & Ellis, Chilmark, Morgan Stanley, Fulbright and Cleary had a telephonic meeting to discuss, among other things, the tax implications of the proposed transaction. Later that day, representatives of Kirkland & Ellis distributed a revised merger agreement to representatives of Fulbright and Cleary, which, among other things, reflected a revised transaction structure for tax purposes, revised covenants regarding business operations between signing and closing, revised the closing condition related to a material adverse effect, and revised certain termination rights.

On July 27, 2012, representatives of Houlihan Lokey, Chilmark, Morgan Stanley, Kirkland & Ellis, Fulbright and Cleary held a telephonic meeting to discuss outstanding due diligence and transaction related matters.

On July 31, 2012, Dex One and SuperMedia management and representatives of Houlihan Lokey, Chilmark, Morgan Stanley, Kirkland & Ellis, Fulbright and Cleary had a telephonic meeting to discuss the shared services agreement and related matters.

On August 1, 2012, Dex One and SuperMedia management and representatives of Houlihan Lokey, Chilmark, Morgan Stanley, Kirkland & Ellis, Fulbright and Cleary had a telephonic meeting to discuss the tax sharing agreement and related matters.

On August 2, 2012, members of Dex One and SuperMedia management had a telephonic meeting regarding the status of the discussions and the timeline for the transaction.

On August 3, 2012, representatives of Cleary and Fulbright distributed a mark-up of the merger agreement to Kirkland & Ellis, which, among other things, revised the representations and warranties each party would provide and revised covenants regarding business operations between signing and closing, conditions to closing and termination rights. That same day, representatives of Kirkland & Ellis, Houlihan Lokey, Chilmark, Morgan Stanley, Fulbright and Cleary had a telephonic meeting to discuss the merger agreement and financial and legal due diligence. Later that day, the Dex One Board discussed with management and representatives of Kirkland & Ellis and Houlihan Lokey the status of various work streams associated with the proposed transaction and various governance, operational, financial and legal aspects, including the proposed shared services and tax sharing agreements, transaction structure, proposed credit agreement amendment terms, the mark-up of the merger agreement, ongoing due diligence, and timing and communications.

Between August 3, 2012 and August 14, 2012, Dex One and SuperMedia management and representatives of Houlihan Lokey, Chilmark, Morgan Stanley, Kirkland & Ellis, Fulbright and Cleary held numerous telephonic meetings to discuss open due diligence items and merger agreement terms, including tax structure issues, proposed terms to be offered to the lenders of Dex One and SuperMedia, and integration issues.

On August 9, 2012, the SuperMedia Board met to discuss the status of the proposed transaction with management and representatives of Chilmark, Morgan Stanley, Fulbright and Cleary. The discussions addressed, among other things, the status of the draft transaction documents, the structure of the transaction, the proposed timeline and the communications strategy for the announcement of the proposed transaction.

On August 11, 2012, representatives of Kirkland & Ellis distributed a revised merger agreement to representatives of Fulbright and Cleary, which, among other things, revised the transaction structure to avoid certain change of control concerns.

On August 12, 2012, the Dex One Board met with management and representatives of Houlihan Lokey and Kirkland & Ellis to discuss the proposed transaction. The discussion focused on the status of various work streams associated with the proposed transaction, including timeline and communications, transaction structure, tax considerations, merger agreement and ancillary document status, proposed credit agreement amendment terms and process, and various compensation-related matters.

On August 13, 2012, representatives of Cleary and Fulbright distributed a mark-up of the merger agreement to representatives of Kirkland & Ellis, which, among other things, requested certain tax representations from Dex One and removed delivery of tax opinions as conditions to closing. Later that day, Dex One and SuperMedia management and representatives of Houlihan Lokey, Chilmark, Morgan Stanley, Kirkland & Ellis, Fulbright and Cleary held a telephonic meeting to discuss the merger agreement.

Between August 14 and August 19, 2012, representatives of Kirkland & Ellis, Cleary and Fulbright distributed to each other several revised drafts of the merger agreement, ancillary agreements and disclosure schedules, and through corresponding conversations developed a narrow list of open issues and items.

On August 15, 2012, Dex One and SuperMedia management and representatives of Houlihan Lokey, Chilmark, Morgan Stanley, Kirkland & Ellis, Fulbright and Cleary had a telephonic meeting with representatives of JP Morgan and Deutsche Bank, the agent banks under the companies’ credit agreements, and representatives of Simpson Thacher & Bartlett LLP, legal counsel to the agent banks, to discuss the proposed transaction and proposed modifications to the credit agreements of Dex One and SuperMedia.

On August 16, 2012, Dex One and SuperMedia management and representatives of Houlihan Lokey, Chilmark, Morgan Stanley, Kirkland & Ellis, Fulbright and Cleary held a telephonic meeting to discuss outstanding tax related issues.

On August 16, 2012, the SuperMedia Board met with management and representatives of Chilmark, Morgan Stanley, Fulbright, Cleary and Alvarez & Marsal Transaction Advisory Group, LLC, tax advisor to SuperMedia. Prior to the meeting, the directors received a comprehensive packet that included the current draft of the merger agreement and ancillary agreements (including proposed surviving company charter and bylaws, shared services and tax sharing agreements and credit agreement amendment term sheets), a summary of the merger agreement and other discussion materials to facilitate their review and consideration of the proposed transaction, including financial analyses prepared by Chilmark and Morgan Stanley. During the meeting, representatives of Fulbright and Cleary reviewed certain legal matters with the SuperMedia Board, including the board’s fiduciary duties in connection with the proposed transaction and the terms of the revised merger agreement and the ancillary agreements. Representatives of Morgan Stanley reviewed certain financial analyses related to the proposed transaction with the SuperMedia Board, utilizing multiple methodologies. Management also discussed with the SuperMedia Board the communications plan for the announcement of the proposed transaction, and representatives of Chilmark, Morgan Stanley, Fulbright and Cleary described to the directors the key issues that remained to be resolved with Dex One. The SuperMedia Board discussed their positions on the outstanding issues and directed management and representatives of Chilmark, Morgan Stanley, Fulbright and Cleary to discuss these issues with Dex One and its advisors.

On August 17, 2012, representatives of Houlihan Lokey had a telephonic meeting with various rating agencies to discuss the proposed transaction. That same day, the Dex One Board met with management and representatives of Houlihan Lokey and Kirkland & Ellis. Prior to the meeting the directors received a comprehensive packet that included the current draft of the merger agreement and ancillary agreements (including proposed surviving company charter and bylaws, shared services and tax sharing agreements and credit agreement amendment term sheets), a summary of the merger agreement and other discussion materials to facilitate their review and consideration of the proposed transaction, including financial analyses prepared by Houlihan Lokey. During the meeting, representatives of Kirkland & Ellis reviewed certain legal matters, including the board’s fiduciary duties in connection with the proposed transaction, changes to the merger agreement since the last meeting of the Dex One Board and the terms of the revised merger agreement and all ancillary agreements. Representatives of Houlihan Lokey reviewed with the Dex One Board the financial analyses Houlihan Lokey performed in coming to the conclusions set forth in its written opinion dated August 20, 2012, referred to below. Representatives of Houlihan Lokey also reviewed with the Dex One Board materials relating to the reverse 1-for-5 stock split of Dex One common stock reflected in the transaction documents. Representatives of Kirkland & Ellis and Houlihan Lokey described for the directors the key issues that remained to be resolved with SuperMedia. The Dex One Board discussed their positions on the issues and directed management and representatives of Kirkland & Ellis and Houlihan Lokey to discuss them with SuperMedia and its advisors.

On August 20, 2012, representatives of Houlihan Lokey, Chilmark, Morgan Stanley, Kirkland & Ellis, Fulbright and Cleary had a meeting with lenders to both Dex One and SuperMedia to discuss the proposed transaction and potential modifications to the credit facilities of Dex One and SuperMedia and potential fees in connection with such modifications. Later that day, representatives from Kirkland & Ellis, Cleary, Fulbright, Houlihan Lokey, Chilmark and Morgan Stanley discussed and resolved all remaining open issues under the merger agreement and all ancillary agreements, subject to the review and approval of the Dex One Board and the SuperMedia Board.

Also on August 20, 2012, after receiving an updated packet of information, the Dex One Board convened, with representatives of management, Kirkland & Ellis and Houlihan Lokey in attendance. Representatives of Kirkland & Ellis discussed the changes in the merger agreement and ancillary agreements since the August 17, 2012 meeting. Representatives of Houlihan Lokey also reviewed with the Dex One Board the proposed fee arrangements for the credit agreement modifications. Representatives of Houlihan Lokey also delivered Houlihan Lokey’s oral opinion to the Dex One Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated August 20, 2012), to the effect that, as of August 20, 2012 and subject to the assumptions, qualifications and limitations contained in such opinion, the exchange ratio was fair from a financial point of view to the Dex One stockholders. Following discussion, the Dex One Board, taking into account various factors and potential risks, unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the mergers, are advisable, desirable and in the best interests of, Dex One and its stockholders, and adopted and approved the merger agreement and the transactions contemplated by the merger agreement, including the mergers.

Also on August 20, 2012, the SuperMedia Board met, with representatives of management, Chilmark, Morgan Stanley, Fulbright and Cleary in attendance. Representatives of Cleary discussed the changes in the merger agreement and ancillary agreements since the August 16, 2012 meeting. Representatives of management, Chilmark and Morgan Stanley reviewed with the SuperMedia Board the preliminary proposal to SuperMedia’s lenders and updated the SuperMedia Board on the communications plan. Representatives of Morgan Stanley also rendered an oral opinion to the SuperMedia Board with respect to the terms of the transaction contemplated at that time, to the effect that, as of August 20, 2012 and subject to certain assumptions, qualifications and limitations (including the assumption that the merger agreement would not be amended), the exchange ratio applicable to SuperMedia common stock contemplated in the form of the merger agreement contemplated at that time was fair from a financial point of view to the SuperMedia stockholders (other than holders of the excluded shares). Following discussion, the disinterested members of the SuperMedia Board, taking into account various factors and potential risks, unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the mergers, were advisable, desirable and in the best interests of, SuperMedia and its stockholders, and adopted and approved the merger agreement and the transactions contemplated by the merger agreement, including the mergers.

After the meetings of the Dex One Board and the SuperMedia Board, all parties finalized the form of, and exchanged the final versions of, the merger agreement, disclosure schedules and ancillary agreements, and the merger agreement was executed and delivered.

Prior to the opening of trading on the NYSE and NASDAQ on August 21, 2012, Dex One and SuperMedia issued a joint press release announcing the signing of the merger agreement and filed respective Current Reports on Form 8-K with the SEC disclosing the transaction.

Proposed Financing Amendments

Shortly after the announcement of the transaction, the agents for the Dex One senior secured credit facilities and the SuperMedia senior secured credit facility formed a Steering Committee consisting of certain significant holders of the various SuperMedia and Dex One credit facilities (the “Steering Committee”) to evaluate the transaction. Ultimately, six institutions agreed to join the two administrative agents (the “agents”) on the Steering Committee. The agents hired Simpson Thacher and Bartlett (“Simpson Thacher”) and FTI Consulting, Inc. (“FTI”) as legal and financial advisor, respectively. Between August 20, 2012 and September 18, 2012, Simpson Thacher and FTI conducted due diligence on the transaction.

On August 27, 2012, FTI met with representatives of SuperMedia and Dex One, along with representatives of their financial advisors, Chilmark, Morgan Stanley and Houlihan Lokey, at SuperMedia’s headquarters in Dallas, Texas, to initiate their review of the pro forma combined four year business plan and other financial diligence. Following this meeting, FTI and Simpson Thacher continued their financial and legal diligence with SuperMedia, Dex One and their advisors.

On September 18, 2012, SuperMedia and Dex One’s management and representatives of their financial and legal advisors met with the Steering Committee and their financial and legal advisors at Simpson Thacher’s offices in New York to discuss the proposed financing amendments (the “proposed financing amendments”) to SuperMedia and Dex One’s credit facilities to effectuate the transaction. As a condition to the transaction, SuperMedia and Dex One proposed amending certain key economic provisions to their respective credit facilities including: changing interest rates, extending maturities to December 31, 2016, reducing scheduled amortization and extending the period for discounted repurchases of debt.

In addition to the proposed financing amendments, SuperMedia and Dex One presented to the Steering Committee the transaction rationale, objectives and certain key terms, including: financial implications, including pro forma financial projections, comparison to stand-alone financial metrics and detailed financial projections by credit silo, potential expense synergies and tax asset implications, digital operating strategy and trends and proposed silo-by-silo loan amendment terms. These presentation materials were filed with the SEC that afternoon.

On September 21, 2012, the Dex One Board met with management and representatives of Houlihan Lokey and Kirkland & Ellis to discuss general updates on the status of the transaction, including discussions with the Steering Committee on the proposed financing amendments.

On October 2, 2012, SuperMedia and Dex One received a written response to the proposed financing amendments from the Steering Committee (the “Steering Committee Response”), which proposed generally higher interest rates, higher amortization levels, less flexible excess cash flow provisions and more onerous financial covenants and other key terms on the various credit silos. SuperMedia and Dex One, along with their advisors, reviewed the Steering Committee Response and determined, based on various financial and legal analyses, that it was not acceptable. SuperMedia and Dex One separately reviewed the Steering Committee Response with their respective boards and advisors and discussed how they should respond. After evaluating the Steering Committee Response with their respective management and advisors, the boards of both companies agreed to continue negotiations with the Steering Committee to see whether an acceptable agreement on key economic terms could be reached.

On October 9, 2012, the SuperMedia Board met and discussed with Chilmark, Morgan Stanley, Cleary and Fulbright the Steering Committee Response, terms of a counter-proposal, and alternatives for executing the transaction. The SuperMedia Board directed SuperMedia’s management and financial advisors to work with Dex

One in preparing a counter-proposal to submit to the Steering Committee. On the same day, the Dex One Board met with management and representatives of Houlihan Lokey and Kirkland & Ellis to discuss the Steering Committee Response, terms of a counter-proposal, and standalone considerations and alternatives.

While SuperMedia and Dex One evaluated the Steering Committee Response, both companies and their advisors continued to hold informal discussions with the Steering Committee and its advisors. On October 12, 2012, Dex One and SuperMedia sent a counter-proposal to the agents that proposed, relative to SuperMedia and Dex One’s original proposed financing amendments, revised interest rates, slightly higher amortization levels, tighter financial covenants and other financial terms (the “Counter-Proposal”) that it believed would be more acceptable to the Steering Committee based upon the Steering Committee Response.

On October 15, 2012, SuperMedia and Dex One discussed the Counter-Proposal with the agents and their advisors on a conference call. As the Steering Committee evaluated the Counter-Proposal, SuperMedia and Dex One management continued discussions with the agents on the appropriate process to resolve the negotiations. Although the agents expressed concerns regarding the Counter-Proposal, they agreed that the appropriate next steps were to clarify financial implications of the Counter-Proposal and to ultimately meet in person to see if an agreement could be reached that the Steering Committee, SuperMedia, Dex One and their respective boards could support.

On October 23, 2012, the SuperMedia Board met and discussed with Chilmark, Morgan Stanley, Cleary and Fulbright the status of negotiations with the Steering Committee on the proposed financing amendments.

On October 23, 2012, the Dex One Board met with management and representatives of Houlihan Lokey and Kirkland & Ellis to discuss the status of the transaction, including the status of negotiations with the Steering Committee on the proposed financing amendments.

On October 24, 2012, representatives of SuperMedia, Dex One, the Steering Committee and their respective financial advisors met in the New York offices of Simpson Thacher to attempt to negotiate acceptable amendment terms on each of the SuperMedia and Dex One credit facilities. During this meeting, the parties reached tentative agreement on key amendment terms to the SuperMedia, DMW and RHDI credit facilities. The parties were not able to reach agreement on terms for the DME credit facility, and agreed to continue negotiating these terms after the meeting.

SuperMedia, Dex One and their advisors updated their respective Boards on the October 24 discussions, and continued to do so while the parties negotiated DME terms.

On October 26, 2012, the Dex One Board met with management and representatives of Houlihan Lokey and Kirkland & Ellis to discuss the negotiations in New York on the proposed financing amendments. On November 2, 2012, Mr. Wheat had a conversation with the administrative agent for the SuperMedia credit facility (the “SuperMedia administrative agent”) to discuss the terms of the amendments to the DME credit facility. On November 4, 2012, representatives of the Steering Committee communicated a revised proposal regarding the terms of the amendments to the DME credit facility to representatives of Houlihan Lokey, Chilmark and Morgan Stanley. On November 4, 2012, the Dex One Board met with management and representatives of Houlihan Lokey and Kirkland & Ellis to discuss the Steering Committee’s latest proposal regarding the terms of the amendments to the DME credit facility, as well as a general transaction update. On November 7, 2012, the SuperMedia Board met and discussed with representatives of Chilmark, Morgan Stanley, Cleary and Fulbright the status of negotiations with the Steering Committee, the outcome of Mr. Wheat’s discussion with the SuperMedia administrative agent, and the terms of the amendments to the DME credit facility. The SuperMedia Board approved in principle the proposal for the terms of the amendments to the DME, DMW, RHDI and SuperMedia credit facilities.

On November 8, 2012, the Dex One Board met with management and representatives of Houlihan Lokey and Kirkland & Ellis to discuss certain transaction-related matters, including the latest terms of the amendment to the DME credit facility. At this meeting the Dex One Board approved in principle the banks’ latest proposal for the terms of the amendments to the DME, DMW, RHDI and SuperMedia credit facilities.

The parties reached an agreement-in-principle on key terms for the amendments to the Dex One and SuperMedia credit facilities on November 8, 2012, when management of SuperMedia and Dex One informed the agents that the SuperMedia Board and Dex One Board had approved in principle the Steering Committee’s latest proposal.

Between November 8, 2012 and December 5, 2012, the parties exchanged drafts of the term sheets for the proposed financing amendments for the SuperMedia and Dex One credit facilities and related documentation, and finalized the term sheets on December 5, 2012.

On December 4 and 5, 2012, the Dex One Board convened, with representatives of management, Kirkland & Ellis and Houlihan Lokey in attendance. Representatives of Kirkland & Ellis discussed the changes to the amended and restated merger agreement and ancillary agreements. Representatives of Houlihan Lokey also delivered Houlihan Lokey’s oral opinion to the Dex One Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated December 5, 2012), to the effect that, as of the date of the opinion and subject to the assumptions, qualifications and limitations contained in the opinion, the exchange ratio was fair from a financial point of view to the Dex One stockholders. Following discussion, the Dex One Board, taking into account various factors and potential risks as described further below under “Proposal 1: The Transaction —Dex One’s Reasons for the Transaction; Recommendation of the Dex One Board of Directors,” unanimously determined that the amended and restated merger agreement and the transactions contemplated by the merger agreement, including the mergers, are advisable, desirable and in the best interests of, Dex One and its stockholders, and adopted and approved the amended and restated merger agreement and the transactions contemplated by the merger agreement, including the mergers.

Also on December 5, 2012, the SuperMedia Board met, with representatives of management, Chilmark, Morgan Stanley, Fulbright and Cleary in attendance. Representatives of Cleary discussed the changes to the amended and restated merger agreement and ancillary agreements. Representatives of Morgan Stanley also delivered Morgan Stanley’s oral opinion to the SuperMedia Board (which replaced and superseded its August 20, 2012 opinion and was subsequently confirmed in writing by delivery of Morgan Stanley’s written opinion dated December 5, 2012), to the effect that, as of the date of the opinion and subject to the assumptions, qualifications and limitations contained in the opinion, the SuperMedia Exchange Ratio was fair from a financial point of view to the SuperMedia stockholders (other than holders of the excluded shares). Following discussion, the disinterested members of the SuperMedia Board, taking into account various factors and potential risks as further described below under “Proposal 1: The Transaction—SuperMedia’s Reasons for the Transaction; Recommendation of the SuperMedia Board of Directors” unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the mergers, are advisable, desirable and in the best interests of, SuperMedia and its stockholders, and adopted and approved the amended and restated merger agreement and the transactions contemplated by the merger agreement, including the mergers.

Following approval, members of Dex One and SuperMedia management executed the amended and restated merger agreement.

Dex One’s Reasons for the Transaction; Recommendation of the Dex One Board of Directors

In evaluating the transaction, the Dex One board of directors consulted with Dex One’s management, as well as with Dex One financial and legal advisors. In reaching its conclusion to approve and adopt the merger agreement as of August 20, 2012 and the transactions it contemplates, the Dex One board of directors considered a variety of factors including the following that the Dex One board of directors viewed as generally supporting its decision to approve the merger agreement and the transactions it contemplates:

•	its belief that the transaction brings together two companies with complementary operations and capabilities, which will provide Dex Media with the increased scale, national scope, market share,

financial base and diversified services portfolio necessary to increase stockholder value, enhance value to customers, reduce debt, increase cost efficiencies and stabilize revenues;

•	its belief that the transaction will accelerate and leverage the development of Dex One’s digital business;

•	its knowledge of the current and prospective environment in which Dex One and SuperMedia operate, including economic, competitive and market conditions;

•

its assessment of SuperMedia’s businesses, prospects, operations, earnings generation ability and financial condition and its view of the growth characteristics of SuperMedia’s existing markets and businesses taking into account the results of Dex One’s due diligence review of SuperMedia;

•

the strategic alternatives reasonably available to Dex One, including alternative merger or acquisition prospects, restructuring Dex One’s existing capital structure, remaining a stand-alone entity and pursuing acquisitions of strategic assets, and the determination of the Dex One board of directors that a transaction with SuperMedia is a strategic combination which will accelerate Dex One’s ability to achieve its strategic objectives and improve long-term value for Dex One’s stockholders;

•	the ability to reduce Dex One’s indebtedness as a result of synergies and increased cash flows of the combined company;

•	the improvement in the combined company’s indebtedness situation relative to Dex One’s current indebtedness situation as a result of the financing amendments required by the merger agreement;

•

the expected cost synergies from the transaction as presented to the Dex One board of directors at the time of the approval of the transaction, currently estimated by Dex One’s management to be approximately $150-175 million when fully realized, and the belief of the Dex One board of directors that these synergies can be realized by the anticipated management team of Dex Media;

•

the expectation that the transaction would allow Dex Media to preserve access to Dex One’s tax attributes of approximately $1.8 billion in total to offset income attributable to the combined company following closing of the transaction;

•	the participation of Dex One stockholders in all of the benefits of a significantly larger and more diversified company, including the future growth and expected synergies of Dex Media;

•

the fact that Dex One’s stockholders will own approximately 60% of Dex Media on a fully diluted basis immediately after the effective time of the transaction, which reflects the relative sizes of Dex One and SuperMedia;

•

the fact that of the then-contemplated ten members of the board of directors of Dex Media, five will be current non-employee Dex One directors designated by Dex One, including the Chairman of the Dex One board of directors, who will serve as Chairman of the Dex Media board of directors following the transaction;

•	the review by the Dex One board with management and its advisors of the structure of the transaction and the financial and other terms of the transaction, including the exchange ratio;

•	the historical and current market prices of Dex One common stock and SuperMedia common stock, as well as the financial analyses prepared by Houlihan Lokey;

•

the financial analysis reviewed by representatives of Houlihan Lokey with the Dex One board of directors, and the oral opinion of Houlihan Lokey to the Dex One board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated August 20, 2012) with respect to the fairness, from a financial point of view, of the exchange ratio to holders of Dex One common stock, as of August 20, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion and set forth in the written opinion letter.

•	the fact that the representations, warranties and covenants of SuperMedia and Dex One are, subject to very limited exceptions, reciprocal; and

•

the provisions of the merger agreement that allow Dex One’s board of directors, under certain limited circumstances, to change its recommendation that Dex One’s stockholders vote in favor of the approval of the merger agreement and to furnish information to and participate in discussions or negotiations with third parties who have made unsolicited acquisition proposals, and that provide Dex One’s board of directors with the ability to terminate the merger agreement in order to accept a superior proposal (subject to compliance with certain conditions, and, in certain circumstances, and the payment of an expense reimbursement of up to $7.5 million).

The Dex One board of directors also considered potentially adverse factors and risks in reaching its conclusion, including:

•	the possibility that the transaction may not be completed, or that completion may be unduly delayed, for reasons beyond the control of Dex One or SuperMedia;

•	the interests of Dex One’s directors and executive officers in the transaction (see “—Interests of Certain Persons in the Transaction—Dex One”);

•	the considerable uncertainty as to whether the lender and stockholder approvals needed to complete the transaction will be obtained in a timely manner; and

•

the risks of the type and nature described under the caption “Risk Factors” and the matters described under the caption “Cautionary Statement Regarding Forward-Looking Statements” other than those relating to the possible prepackaged plans.

In reaching its conclusion to approve and adopt the amended and restated merger agreement and the transactions it contemplates, the Dex One board of directors considered the changes made to the merger agreement and related documents, including:

•	the option for the parties to seek to complete the transaction through prepackaged plans if the required lender and stockholder approvals for an out of court process could not be obtained;

•	the revised terms for the financing amendments; and

•	the reduction of the Dex Media board of directors to ten members.

The Dex One board of directors again considered a variety of factors, including the following factors the Dex One board of directors viewed as generally supporting its decision to approve the amended and restated merger agreement:

•	the factors it considered as supporting its decision to approve the merger agreement of August 20, 2012;

•	the increased likelihood that the transaction could be completed by providing a prepackaged plan option;

•	the agreement of the Steering Committee to the terms of the revised proposed financing amendments; and

•

the financial analysis reviewed by representatives of Houlihan Lokey with the Dex One board of directors, and the oral opinion of Houlihan Lokey to the Dex One board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated December 5, 2012) with respect to the fairness, from a financial point of view, of the exchange ratio to holders of Dex One common stock, as of December 5, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion and set forth in the written opinion letter.

The Dex One board of directors also considered potentially adverse factors and risks in reaching its conclusion, including:

•	the factors it considered as adverse to its decision to approve the merger agreement of August 20, 2012;

•	the relatively less favorable terms of the proposed financing amendments relative to the proposed financing amendments of August 20, 2012; and

•

the risks of the type and nature described under the caption “Risk Factors” and the matters described under the caption “Cautionary Statement Regarding Forward-Looking Statements” relating to the filing of prepackaged plans.

The foregoing discussion of the information and factors considered by the Dex One board of directors is not intended to be exhaustive but, we believe, includes all material factors considered by the Dex One board of directors. In view of the wide variety of factors considered and the complexity of these matters, the Dex One board of directors did not assign relative weights to the above factors or the other factors considered by it. In addition, the Dex One board of directors did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors. Individual members of the Dex One board of directors may have given different weights to different factors.

Based on the factors outlined above, the Dex One board of directors has determined that the merger agreement and the transactions it contemplates are advisable, fair to, and in the best interests of, Dex One’s stockholders. The Dex One board of directors unanimously recommends that Dex One’s stockholders vote “FOR” the approval and adoption of the merger agreement and the transactions it contemplates.

SuperMedia’s Reasons for the Transaction; Recommendation of the SuperMedia Board of Directors

In evaluating the transaction, the SuperMedia board of directors consulted with SuperMedia’s management, as well as with SuperMedia financial and legal advisors. In reaching its conclusion to approve and adopt the merger agreement as of August 20, 2012 and the transactions it contemplates, the SuperMedia board of directors considered a variety of factors including the following that the SuperMedia board of directors viewed as generally supporting its decision to approve the merger agreement and the transactions it contemplates:

•

its belief that the transaction brings together two companies with complementary operations and capabilities, which will provide Dex Media with the increased scale, national scope, market share, financial base and diversified services portfolio necessary to increase stockholder value, enhance value to customers, reduce debt, increase cost efficiencies and stabilize revenues;

•	its belief that the transaction will accelerate and leverage the development of SuperMedia’s digital business;

•	its knowledge of the current and prospective environment in which Dex One and SuperMedia operate, including economic, competitive and market conditions;

•

its assessment of Dex One’s businesses, prospects, operations, earnings generation ability and financial condition and its view of the growth characteristics of Dex One’s existing markets and businesses, taking into account the results of SuperMedia’s due diligence review of Dex One;

•

the strategic alternatives reasonably available to SuperMedia, including alternative merger or acquisition prospects, restructuring SuperMedia’s existing capital structure, remaining a stand-alone entity and pursuing acquisitions of strategic assets, and the determination of the SuperMedia board of directors that a transaction with Dex One is a strategic combination that will accelerate SuperMedia’s ability to achieve its strategic objectives and improve long-term value for SuperMedia’s stockholders;

•	the ability to reduce SuperMedia’s indebtedness as a result of synergies and increased cash flows of the combined company;

•	the improvement in the combined company’s indebtedness situation relative to SuperMedia’s current indebtedness situation as a result of the financing amendments required by the merger agreement;

•

the expected cost synergies from the transaction as presented to the SuperMedia Board at the time of its approval of the transaction, currently estimated by SuperMedia’s management to be approximately $150-175 million when fully realized, and the belief of the SuperMedia board of directors that these synergies can be realized by the anticipated management team of Dex Media;

•

the expectation that the transaction would enable Dex Media to utilize Dex One’s tax attributes of approximately $1.8 billion in total to offset income attributable to the combined company following closing of the transaction;

•	the participation of SuperMedia stockholders in all of the benefits of a significantly larger and more diversified company, including the future growth and expected synergies of Dex Media;

•

the fact that SuperMedia’s stockholders will own approximately 40% of Dex Media on a fully diluted basis immediately after the effective time of the transaction, which reflects the relative sizes of Dex One and SuperMedia;

•	the fact that of the then-contemplated ten members of the board of directors of Dex Media, four will be current non-employee SuperMedia directors designated by SuperMedia;

•

the fact that the current Chief Executive Officer and President of SuperMedia, Mr. McDonald, will be the Chief Executive Officer and President of Dex Media, and a member of its board of directors, upon completion of the transaction;

•	the review by the SuperMedia board with management and its advisors of the structure of the transaction and the financial and other terms of the transaction, including the exchange ratio;

•	the historical and current market prices of Dex One common stock and SuperMedia common stock, as well as the financial analyses prepared by Morgan Stanley and Chilmark;

•

the opinion rendered by Morgan Stanley to the SuperMedia board of directors at the meeting on August 20, 2012 with respect to the terms of the transaction contemplated at that time to the effect that, as of such date, and based upon and subject to the various assumptions, considerations, qualifications and limitations (including the assumption that the merger agreement would not be amended), the exchange ratio applicable to SuperMedia common stock contemplated in the form of the merger agreement contemplated at that time was fair from a financial point of view to the holders of shares of SuperMedia common stock (other than the excluded shares);

•	the fact that the representations, warranties and covenants of SuperMedia and Dex One are, subject to very limited exceptions, reciprocal; and

•

the provisions of the merger agreement that allow SuperMedia’s board of directors, under certain limited circumstances, to change its recommendation that SuperMedia’s stockholders vote in favor of the approval of the merger agreement and to furnish information to and participate in discussions or negotiations with third parties who have made unsolicited acquisition proposals, and that provide SuperMedia’s board of directors with the ability to terminate the merger agreement in order to accept a superior proposal (subject to compliance with certain conditions and, in certain circumstances, the payment of an expense reimbursement of up to $7.5 million).

The SuperMedia board of directors also considered potentially adverse factors and risks in reaching its conclusion, including:

•	the possibility that the transaction may not be completed, or that completion may be unduly delayed, for reasons beyond the control of Dex One or SuperMedia;

•	the interests of SuperMedia’s directors and executive officers in the transaction (see “—Interests of Certain Persons in the Transaction—SuperMedia”);

•	the considerable uncertainty as to whether the lender and stockholder approvals needed to complete the transaction will be obtained in a timely manner; and

•	the risks of the type and nature described under the caption “Risk Factors” and the matters described under the caption “Cautionary Statement Regarding Forward-Looking Statements.”

In reaching its conclusion to approve and adopt the amended and restated merger agreement and the transactions it contemplates, the SuperMedia board of directors considered the changes made to the merger agreement and related documents, including:

•	the option for the parties to seek to complete the transaction through prepackaged plans if the required lender and stockholder approvals for an out of court process could not be obtained;

•	the revised terms for the financing amendments; and

•	the reduction of the Dex Media board of directors to ten members.

The SuperMedia board of directors again considered a variety of factors, including the following factors the SuperMedia board of directors viewed as generally supporting its decision to approve the amended and restated merger agreement:

•	the factors it considered as supporting its decision to approve the merger agreement of August 20, 2012;

•	the increased likelihood that the transaction could be completed by providing a prepackaged plan option;

•	the agreement of the Steering Committee to the terms of the revised proposed financing amendments; and

•

the opinion delivered on December 5, 2012 to the SuperMedia board of directors by Morgan Stanley (which replaced and superseded the opinion rendered on August 20, 2012) to the effect that, as of the date of its opinion, and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in its written opinion, the SuperMedia Exchange Ratio was fair from a financial point of view to the holders of shares of SuperMedia common stock (other than the excluded shares), as more fully described below in the section entitled “—Opinion of Morgan Stanley.”

The SuperMedia board of directors also considered potentially adverse factors and risks in reaching its conclusion, including:

•	the factors it considered as adverse to its decision to approve the merger agreement of August 20, 2012;

•	the relatively less favorable terms of the proposed financing amendments relative to the proposed financing amendments of August 20, 2012; and

•

the risks of the type and nature described under the caption “Risk Factors” and the matters described under the caption “Cautionary Statement Regarding Forward-Looking Statements” relating to the filing of prepackaged plans.

The foregoing discussion of the information and factors considered by the SuperMedia board of directors is not intended to be exhaustive but, we believe, includes all material factors considered by the SuperMedia board of directors. In view of the wide variety of factors considered and the complexity of these matters, the SuperMedia board of directors did not assign relative weights to the above factors or the other factors considered by it. In addition, the SuperMedia board of directors did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors, including discussions with SuperMedia management and outside legal and financial advisors. Individual members of the SuperMedia board of directors may have given different weights to different factors.

Based on the factors outlined above, the SuperMedia board of directors, with Messrs. McDonald and Slater abstaining from the vote, has determined that the merger agreement and the transactions it contemplates are advisable, fair to, and in the best interests of, SuperMedia’s stockholders. The board of directors of SuperMedia unanimously recommends that SuperMedia’s stockholders vote “FOR” the approval and adoption of the merger agreement and the transactions it contemplates.

Opinion of Dex One’s Financial Advisor

Opinion of Houlihan Lokey Capital, Inc.

On December 5, 2012 Houlihan Lokey rendered an oral opinion to the Dex One board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated December 5, 2012) to the effect that, as of December 5, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, as set forth in the written opinion, and other matters considered by Houlihan Lokey in preparing its opinion, the exchange ratio was fair, from a financial point of view, to holders of Dex One common stock.

Houlihan Lokey’s opinion was directed to the Dex One board of directors and only addressed the fairness from a financial point of view of the exchange ratio and does not address any other aspect or implication of the merger agreement or the transactions it contemplates. The summary of Houlihan Lokey’s opinion in this document is qualified in its entirety by reference to the full text of its written opinion, which is included as Appendix D to this document and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this document are intended to be, and do not constitute, advice or a recommendation to the Dex One board of directors or any stockholder as to how to act or vote with respect to the mergers or related matters.

Houlihan Lokey’s opinion did not address the prepackaged plans, and Houlihan Lokey did not express any opinion or recommendation as to any other terms of the prepackaged plans or the aggregate terms of the prepackaged plans, or any other plan of reorganization under the Bankruptcy Code.

In arriving at its December 5, 2012 opinion, Houlihan Lokey, among other things:

•	reviewed the following agreements and documents:

•	A final draft of the merger agreement;

•	Amended and Restated Certificate of Incorporation of Dex One Corporation (f/k/a R.H. Donnelley Corporation) dated January 29, 2010; and

•

A draft of the Amended and Restated Certificate of Incorporation of Newdex, Inc., including certain transfer restrictions intended to ensure preservation of the tax attributes currently anticipated to result from the mergers (the “Preservation of Tax Benefits Provision”);

•	reviewed certain publicly available business and financial information relating to Dex One and SuperMedia that Houlihan Lokey deemed to be relevant;

•

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Dex One and SuperMedia made available to Houlihan Lokey by Dex One and SuperMedia, including (a) financial projections prepared by the respective management of Dex One and SuperMedia relating to Dex One and SuperMedia for the years ending 2012 through 2016 (the “Projection Period”), (b) certain forecasts and estimates of potential cost savings, operating efficiencies and other synergies expected to result from the transaction (including the Amend and Extend Transactions (as defined below)), together with certain forecasts and estimates of the costs associated with achieving such cost savings, operating efficiencies and other synergies, all as prepared by the respective management of Dex One and SuperMedia (the “Synergies”), (c) certain forecasts and estimates involving the outstanding amounts, and terms of, the aggregate debt of Dex Media on a consolidated basis pro forma for the mergers (the “Amend and Extend Transactions”) during the Projection Period (the “Amend and Extend Terms”), and (d) estimated amounts and usages of tax attributes, prepared by the management of Dex One, relating to (1) Dex One on a stand-alone basis (the “Dex One Tax Attributes”), and (2) Dex Media, pro forma for the transaction (including the Amend and Extend Transactions) (the “Dex Media Tax Attributes”);

•

discussed with certain members of respective management of Dex One and SuperMedia and with certain of their representatives and advisors, regarding (a) the respective businesses, operations, financial condition and prospects, both on a stand-alone basis and pro forma for the transactions contemplated by the merger agreement, of Dex One, SuperMedia and Dex Media, (b) the transactions contemplated by the merger agreement and (c) related matters;

•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•	reviewed the current and historical market prices and trading volume for certain of Dex One’s and SuperMedia’s bank loans and publicly traded securities;

•

compared the relative contributions of Dex One and SuperMedia to certain financial statistics of Dex One and SuperMedia on a combined basis (but not pro forma for the transaction or the Amend and Extend Transactions); and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, the respective management of Dex One and SuperMedia advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such managements as to the future financial results and condition of (1) Dex One and SuperMedia, respectively, and (2) Dex Media, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they are based. Furthermore, upon the advice of (1) management of Dex One and SuperMedia, Houlihan Lokey assumed that the estimated Synergies and Dex Media Tax Attributes reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the respective management of Dex One and SuperMedia and that each of the Synergies and Dex Media Tax Attributes will be realized in the amounts and the time periods indicated thereby and Houlihan Lokey expressed no opinion with respect to such Synergies or Dex Media Tax Attributes or the assumptions on which they are based, and (2) management of Dex One, Houlihan Lokey assumed that the estimated Dex One Tax Attributes reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Dex One and that the Dex One Tax Attributes would be realized by Dex One on a stand-alone basis in the amounts and the time periods indicated thereby and Houlihan Lokey expressed no opinion with respect to such Dex One Tax Attributes or the assumptions on which they are based. Houlihan Lokey relied upon and assumed that the Amend and Extend Terms will be implemented upon consummation of the mergers, and Houlihan Lokey expressed no opinion regarding the fairness of the exchange ratio or any other portion or aspect of the mergers in the event the terms of refinanced debt of either Dex One or SuperMedia are on terms materially less advantageous than the Amend and Extend Terms. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Dex One or SuperMedia since the respective dates of the most recent information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or its Opinion (other than as otherwise reflected in the financial projections below), and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. In reaching its conclusions thereunder, with the consent of the Dex One board of directors, Houlihan Lokey did not perform a selected companies analysis in light of the absence of any sufficiently similarly situated companies in the publishing and directory industries for which public information was available so as to be able to make any meaningful comparisons.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified above and all other related documents and instruments that are referred to therein were true and correct, (b) each party to all such agreements and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party (other than those relating to the prepackaged plans), (c) all conditions to the consummation of the transactions contemplated by the merger agreement would be satisfied without waiver thereof (other than those relating to the prepackaged plans), and (d) the transactions contemplated by the merger agreement would be consummated in a timely manner in accordance with the terms described in all such agreements and such other related documents and instruments (other than those relating to the prepackaged plans), without any amendments or modifications thereto that would be material to Houlihan Lokey’s analyses or its opinion. Houlihan Lokey relied upon and assumed, without independent verification, that (1) the transactions contemplated by the merger agreement would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (2) all governmental, regulatory, and other consents and approvals necessary for the consummation of the transactions contemplated by the merger agreement would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Dex One, SuperMedia or Dex Media, or otherwise have an effect on the transactions contemplated by the merger agreement or Dex One, SuperMedia or Dex Media or any expected benefits of the transactions contemplated by the merger agreement that would be material to its analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final forms of any draft documents identified above would not differ in any material respect from the drafts of said documents.

Furthermore, in connection with its December 5, 2012 opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Dex One, SuperMedia or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Dex One, SuperMedia or Dex Media is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Dex One, SuperMedia or Dex Media is or may be a party or is or may be subject.

Houlihan Lokey’s December 5, 2012 opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date thereof. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date thereof; provided, however, Houlihan Lokey has agreed that, at the time of an Amend and Extend Transaction, if requested by Dex One, it will provide an update to its opinion. Houlihan Lokey did not express any opinion as to what the value of Dex Media common stock actually would be when issued pursuant to the mergers or the price or range of prices at which Dex One common stock, SuperMedia common stock or Dex Media common stock may be purchased or sold at any time, including, but not limited to, any potential impact on prices or values that may result from the effects of the Preservation of Tax Benefits Provision. Houlihan Lokey assumed that the Dex Media common stock to be issued in the mergers would be listed on either the NYSE or one of the NASDAQ Markets.

Houlihan Lokey’s December 5, 2012 opinion was furnished for the use of the Dex One board of directors (in its capacity as such) in connection with its evaluation of the merger agreement and the transactions it contemplates and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Dex One board of directors, Dex One, SuperMedia, any security holder or any other party as to how to act or vote with respect to any matter relating to the merger agreement or the transactions it contemplates or otherwise.

Houlihan Lokey was not requested to opine as to, and its December 5, 2012 opinion did not express an opinion as to or otherwise address, among other things: (1) the underlying business decision of Dex One, SuperMedia, their respective security holders or any other party to proceed with or effect the transactions contemplated by the merger agreement, including, without limitation, whether to proceed with the prepackaged plans, (2) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the merger agreement or the transactions it contemplates or otherwise, including, but not limited to, any potential terms or structure of any Amend and Extend Transaction (other than the exchange ratio to the extent expressly specified therein), or any terms of either of the prepackaged plans (3) the fairness of any portion or aspect of the transactions contemplated by the merger agreement to the holders of any class of securities, creditors or other constituencies of Dex One, SuperMedia, or to any other party, except if and only to the extent expressly set forth in its opinion, (4) the relative merits of the transactions contemplated by the merger agreement as compared to any alternative business strategies or transactions that might be available for Dex One, SuperMedia or any other party, including, without limitation, whether to proceed with the prepackaged plans, (5) the fairness of any portion or aspect of the merger agreement or the transactions it contemplates to any one class or group of Dex One’s, SuperMedia’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Dex One’s, SuperMedia’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (6) whether or not Dex One, SuperMedia, their respective security holders or any other party is receiving or paying reasonably equivalent value in the transactions contemplated by the merger agreement, (7) the solvency, creditworthiness or fair value of Dex One, SuperMedia, or Dex Media, or any other participant in any transactions contemplated by the merger agreement or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or under the prepackaged plans, or (8) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the merger agreement or the transactions it contemplates, any class of such persons or any other party, relative to the exchange ratio or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations were or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Dex One board of directors, on the assessments by Dex One, SuperMedia and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Dex One, SuperMedia, Dex Media and the merger agreement and the transactions it contemplates or otherwise. The issuance of Houlihan Lokey’s opinion was approved by a committee authorized to approve opinions of such nature.

In preparing its opinion to the Dex One board of directors, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Dex One, SuperMedia or Dex Media, such as the impact of competition on the business of Dex One, SuperMedia or Dex Media and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of Dex One, SuperMedia or Dex Media or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Dex One, SuperMedia or Dex Media or the proposed mergers and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates of implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Dex One, SuperMedia or Dex Media. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

The following is a summary of the material analyses reviewed by Houlihan Lokey with the Dex One board of directors in connection with Houlihan Lokey’s opinion rendered on December 5, 2012. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:

•

Enterprise Value calculated as the value of the relevant company’s outstanding equity securities (taking into account its convertible securities and other rights to acquire equity securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date;

•	Earnings before interest, taxes, depreciation, and amortization, or EBITDA;

•	Earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring and non-cash items, or Adjusted EBITDA;

•	Adjusted EBITDA less capital expenditures, or Pre-Tax Unlevered Cash Flow.

•	Pre-Tax Unlevered Cash Flow less interest expenses and cash taxes, or Levered Free Cash Flow.

Unless the context indicates otherwise, each of (1) historical financial information for the most recently completed twelve month period for which financial information had been made public (“LTM”) and (2) projected financial information for each company, to the extent applicable, excluded (a) the effects of gains on debt repurchases, (b) stock-based compensation expenses and long-term incentive programs, (c) impairment charges, (d) gains on sales of assets and (e) severance costs.

Historical Trading Ratio Analysis

Houlihan Lokey reviewed certain implied historical average stock price trading ratios based on closing stock price information over certain periods during the one year period ended August 20, 2012 for each of Dex One and SuperMedia, as compared to the exchange ratio of 2.193. This review indicated the following implied historical average stock price trading ratios and corresponding implied premiums/discounts to holders of SuperMedia common stock:

Trading Period Prior to August 20, 2012	Exchange Ratio	Implied Historical Average Trading Ratio	Implied Premium/(Discount) to SuperMedia Stockholders
1 day	2.193	2.08	5.4%
5 days	2.193	2.06	6.6%
10 days	2.193	2.13	3.2%
1 month	2.193	2.06	6.4%
3 months	2.193	2.33	(6.1)%
6 months	2.193	2.09	4.7%
1 year	2.193	2.03	8.1%

Houlihan Lokey also reviewed certain historical volume weighted prices for Dex One common stock and SuperMedia common stock. The review indicated that for the certain periods ended November 30, 2012 set forth below, the volume weighted average prices (“VWAP”) for each of Dex One common stock and SuperMedia common stock were as follows:

	Dex One
	1 Day Period	5 Day Period	10 Day Period	30 Day Period	60 Day Period	90 Day Period
VWAP Average	$0.93	$0.89	$0.82	$0.95	$1.22	$1.26

	SuperMedia
	1 Day Period	5 Day Period	10 Day Period	30 Day Period	60 Day Period	90 Day Period
VWAP Average	$2.12	$1.99	$1.82	$2.16	$2.73	$2.77

Merger of Equals Analysis

Houlihan Lokey reviewed premiums in 130 “merger of equals” transactions between January 1, 1998 and November 20, 2012. The premiums were calculated based on (1) (a) the closing stock price of one share of the “acquiring” company’s common stock immediately prior to announcement of the applicable transaction, multiplied by (b) the applicable exchange ratio, as compared to (2) the closing stock price of one share of the “target” company’s (i.e., the company whose stockholders were to receive the consideration in the transaction) common stock, one day, one week and one month prior to announcement of the applicable transaction. This analysis indicated that the premiums for the selected merger of equals transactions came within the following percentile ranges, as compared to the implied average trading ratio for Dex One common stock and Super Media common stock one day, one week and one month prior to the announcement of the mergers (based on the closing prices of Dex One common stock and SuperMedia common stock through and including August 20, 2012), as well as the implied trading exchange ratio as of August 20, 2012:

	Merger of Equal Transactions Premiums/(Discounts)
	1 Day Premiums	1 Week Premiums	1 Month Premiums
25.0% Percentile	(0.4)%	0.1%	(2.9)%
50.0% Percentile	6.1%	6.4%	6.4%
Dex One/SuperMedia Based on Average Trading Ratio	5.4%	6.6%	6.4%
Dex One/SuperMedia Based on Closing Stock Price	5.4%	10.5%	21.9%
75.0% Percentile	17.9%	18.2%	20.2%

Contribution Analysis

Houlihan Lokey reviewed the respective estimated contributions to the combined companies’ (1) revenue, (2) Adjusted EBITDA, (3) Pre-Tax Unlevered Cash Flow and (4) Levered Cash Flow for the most recently completed twelve month period for which financial information had been made public (“LTM”), as well as for each of the projected fiscal years ending 2012 through 2016. Houlihan Lokey reviewed these metrics in light of Dex One’s higher aggregate net debt and net liabilities amounts. Projected financial data for each of Dex One and SuperMedia were based on estimates of Dex One’s and SuperMedia’s managements, respectively. Such contributions were on a stand-alone basis; they excluded the effects of estimated Synergies, Dex Media Tax Attributes or any Amend and Extend Transactions. In addition, Houlihan Lokey reviewed the respective estimated contributions to the combined companies’ aggregate equity market value and aggregate enterprise market value over one-day, ten-day, 30-day, 60-day and 90-day trading periods through and including August 20, 2012. Equity market values were calculated as the VWAP over the applicable time period multiplied by shares outstanding as of July 16, 2012, in the case of Dex One, and July 23, 2012, in the case of SuperMedia. Enterprise market values were calculated as the VWAP over the applicable time period multiplied by shares outstanding as of July 16, 2012, in the case of Dex One, and July 23, 2012, in the case of SuperMedia, plus the average debt prices over the applicable time period multiplied by outstanding debt as of June 30, 2012, less cash balances as of June 30, 2012.

The analysis indicated the following ranges of relative contributions of Dex One to the combined companies’ LTM and projected fiscal years 2012 through 2016 revenue, Adjusted EBITDA, Pre-Tax Unlevered Cash Flow and Levered Cash Flow, as well as Dex One’s estimated contribution to the combined companies’ aggregate equity market value and enterprise market value, as compared to the relative equity allocations implied by the exchange ratio to holders of Dex One Common Stock on a fully-diluted basis:

	Relative Contribution
	Low	High
Revenue	49%	52%
Adjusted EBITDA	51%	53%
Pre-Tax Unlevered Free Cash Flow	50%	53%
Levered Free Cash Flow	56%	73%
Equity Market Value	59%	62%
Market Enterprise Value	55%	56%
Implied Equity Allocation at Exchange Ratio	60%	60%

Discounted Cash Flow Analysis

Dex One. Houlihan Lokey performed a discounted cash flow analysis of Dex One by calculating the estimated net present value of the unlevered, after-tax free cash flows that Dex One is forecasted to generate from January 1, 2013 through December 31, 2016 based on internal estimates provided by Dex One’s management. Houlihan Lokey calculated terminal values for Dex One by applying a range of perpetuity growth rates of (1.0)% to 1.0% to Dex One’s fiscal year 2016 estimated normalized unlevered free cash flow. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 13.0% to 17.0%. The discounted cash flow analysis indicated an implied enterprise value from operations reference range of approximately $1.11 billion to $1.52 billion.

SuperMedia. Houlihan Lokey performed a discounted cash flow analysis of SuperMedia by calculating the estimated net present value of the unlevered, after-tax free cash flows that SuperMedia is forecasted to generate from January 1, 2013 through December 31, 2016 based on internal estimates provided by SuperMedia’s management. Houlihan Lokey calculated terminal values for SuperMedia by applying a range of perpetuity growth rates of (1.0)% to 1.0% to SuperMedia’s fiscal year 2016 estimated normalized unlevered free cash flow. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 13.0% to 17.0%. The discounted cash flow analysis indicated an implied enterprise value from operations reference range of approximately $0.98 billion to $1.34 billion.

Houlihan Lokey then compared the low end of the reference range for Dex One to the low end of the reference range for SuperMedia and the high end of the reference range for Dex One to the high end of the reference range for SuperMedia. In addition, Houlihan Lokey compared the low end of the reference range for Dex One to the high end of the reference range for SuperMedia and the high end of the reference range for Dex One to the low end of the reference range for SuperMedia. These comparisons resulted in the following contribution percentages, as compared to the implied equity allocation based on the exchange ratio:

	Dex One	SuperMedia
Implied Contribution Percentage
Low/Low—High/High	53–53%	47–47%
Low/High—High/Low	45–61%	55–39%
Implied Equity Allocation at Exchange Ratio	60%	40%

Dex Media. Houlihan Lokey then performed a discounted cash flow analysis of Dex Media by calculating the estimated net present value of the unlevered, after-tax free cash flows that Dex Media is forecasted to generate from January 1, 2013 through December 31, 2016, based on internal estimates provided by Dex One and SuperMedia management, including Synergies, net of the estimated one-time costs to achieve such Synergies. Houlihan Lokey calculated terminal values for Dex Media by applying a range of perpetuity growth rates of (1.0)% to 1.0% to Dex Media’s fiscal year 2016 estimated normalized unlevered free cash flow. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 13.0% to 17.0%. The discounted cash flow analysis indicated an implied enterprise value from operations reference range of approximately $2.59 billion to $3.62 billion.

Houlihan Lokey then calculated the implied equity value reference range of Dex One on a stand-alone basis, and compared this range to the implied equity value reference of a 60% interest in Dex Media (reflecting the implied equity allocation to holders of Dex One common stock based on the exchange ratio). These reference ranges were determined by adjusting the respective implied enterprise value from operations reference ranges resulting from the respective discounted cash flow analyses for Dex One and Dex Media so as to (a) subtract (1) estimated net debt as of December 31, 2012, (2) estimated pension and OPEB liabilities, and (3) in the case of Dex Media, estimated expenses arising from the transactions contemplated by the merger agreement, and (b) add the estimated present value as of December 31, 2012 of the Dex One Tax Attributes and the Dex Media Tax Attributes. The present values of each of these tax attributes were calculated using discount rates ranging from 20% to 25%. In the case of Dex Media, the resulting implied total equity value reference range was multiplied by 60% to reflect holders of Dex One common stock’s 60% interest in Dex Media on a fully diluted basis. This analysis resulted in an implied equity value reference range for Dex One of approximately $(522) million to $(84) million, as compared to an implied equity value reference range for 60% of Dex Media equal to approximately $(209) million to $433 million.

Selected Companies Analysis

Houlihan Lokey did not perform a selected companies analysis in light of the absence of any sufficiently similarly situated companies in the publishing and directory industries for which public information was available so as to be able to make any meaningful comparisons.

Houlihan Lokey’s opinion was provided to the Dex One board of directors in connection with its evaluation of the proposed mergers and was only one of many factors considered by the Dex One board of directors in evaluating the proposed mergers. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the exchange ratio or of the views of the Dex One board of directors or management with respect to the mergers or the exchange ratio. The type and amount of consideration payable in the mergers were determined through negotiation between Dex One and SuperMedia and the decision to enter into the mergers was solely that of the Dex One board of directors.

Other Matters

Houlihan Lokey was engaged by Dex One to act as its financial advisor in connection with the mergers, including the Amend and Extend Transactions, and to provide financial advisory services, including an opinion to the Dex One board of directors regarding the fairness from a financial point of view of the exchange ratio provided for in the mergers. Previously, Houlihan Lokey had been engaged by Dex One to review strategic alternatives and to act as financial advisor to Dex One in connection with Dex One’s acquisition of certain of its outstanding debt securities in 2012. Dex One engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement letters with Dex One and in connection with the mergers, Houlihan Lokey has received $5,036,000 for its services, including $1,500,000, which it received upon the delivery of its August 20, 2012 opinion, regardless of the conclusion reached therein, and none of which is contingent upon the successful completion of any portion or aspect of the transactions contemplated by the merger agreement. In addition, Houlihan Lokey will be entitled to an additional $6,400,000, payable upon consummation of the mergers (the “M&A Success Fee”). Houlihan Lokey will also receive certain fees upon the successful completion of any Amend and Extend Transactions, which are currently estimated to be approximately $7,201,000. Dex One has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with whom they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Dex One, SuperMedia, or any other party that may be involved in any transactions contemplated by the merger agreement and their respective affiliates or any currency or commodity that may be involved in any transactions contemplated by the merger agreement.

Houlihan Lokey and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and other financial services to (a) Paulson & Co. Inc. (“Paulson”), which Houlihan Lokey understands owns, together with its affiliates, a significant interest in each of Dex One and, SuperMedia and (b) Franklin Templeton Investments (“Franklin Templeton”), which Houlihan Lokey understands owns, together with its affiliates, a significant interest in Dex One. Houlihan Lokey and such affiliates have received, and may receive, compensation, including, among other things, (a) providing valuation advisory services to Paulson, Franklin Templeton and/or one or more of their respective affiliates and (b) having acted as financial advisor to certain creditors of Dex One in connection with a restructuring transaction which was completed in 2010. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to Dex One, SuperMedia, Dex Media, Paulson, Franklin Templeton, other participants in the transaction (including the Amend and Extend Transactions) and/or one or more of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of their respective employees may have committed to invest in private equity or other investment funds managed or advised by Paulson, Franklin Templeton, other participants in any transactions contemplated by the merger agreement and/or one or more of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with Paulson, Franklin Templeton, other participants in merger agreement and the transactions it contemplates and/or one or more of their respective affiliates, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Paulson, Franklin Templeton, other participants in any transactions contemplated by the merger agreement and/or one or more of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Opinion of SuperMedia’s Financial Advisor

Opinion of Morgan Stanley & Co. LLC

SuperMedia engaged Morgan Stanley to provide financial advisory services in connection with evaluating and executing its strategic alternatives, including any potential sale, business combination, merger or similar transaction involving SuperMedia, and, if requested by SuperMedia and if appropriate, to provide a financial opinion to the board of directors of SuperMedia in connection with such a transaction. At the meeting of the board of directors of SuperMedia on December 5, 2012, Morgan Stanley rendered its oral and written opinion to the board of directors of SuperMedia that as of such date, and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in its written opinion, the SuperMedia Exchange Ratio was fair from a financial point of view to the holders of shares of SuperMedia common stock (other than the excluded shares).

The full text of the written opinion of Morgan Stanley, dated as of December 5, 2012, is attached hereto as Appendix E and is incorporated into this document by reference. The opinion sets forth, among other things, assumptions made, procedures followed, matters considered and qualifications to and limitations of the review undertaken by Morgan Stanley in rendering its opinion. Holders of SuperMedia common stock are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the board of directors of SuperMedia, in its capacity as such, and addresses only the fairness, from a financial point of view to the holders of shares of SuperMedia common stock (other than the excluded shares), of the SuperMedia Exchange Ratio pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion does not address any other term or aspect of the mergers or any related transactions (including the amendment of SuperMedia’s and Dex One’s credit facilities, the tax sharing agreement and the shared services agreement). Morgan Stanley’s opinion does not in any manner address (1) the fairness of the amount or nature of the compensation to any of the officers, directors or employees of any of the parties to the merger agreement, or any class of such persons, relative to the consideration to be received by the holders of shares of SuperMedia common stock in the transaction, (2) the solvency, creditworthiness or fair value of SuperMedia, Dex One or Dex Media under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (3) the absolute or relative recoveries available to the holders of SuperMedia common stock or the holders of any other class of securities, creditors or other constituencies of SuperMedia or Dex One in any bankruptcy or other insolvency proceeding, liquidation or restructuring, (4) any plan of reorganization under the Bankruptcy Code, including the prepackaged plans and any securities that may be issued other than pursuant to the mergers under the prepackaged plans or any other plan, (5) the underlying business decision to proceed with or effect the mergers, the amendment of SuperMedia’s and Dex One’s credit facilities, the tax sharing agreement, the shared services agreement or any plan of reorganization under the Bankruptcy Code, including the prepackaged plans, (6) the availability or advisability of any alternatives, or (7) how any stockholder of SuperMedia or Dex One should vote at any stockholders meeting held in connection with the transaction or any other matter or how any other constituency should vote in connection with the prepackaged plans, if applicable. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of SuperMedia and Dex One, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning SuperMedia and Dex One, respectively;

•	reviewed certain financial projections prepared by the managements of SuperMedia and Dex One, respectively;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the transaction, prepared by the managements of SuperMedia and Dex One, respectively;

•

discussed the past and current operations and financial condition and the prospects of SuperMedia, including information relating to certain strategic, financial and operational benefits anticipated from the transaction, with senior executives of SuperMedia;

•

discussed the past and current operations and financial condition and the prospects of Dex One, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Dex One;

•	reviewed the pro forma impact of the transaction on SuperMedia’s and Dex Media’s leveraged free cash flow per share and certain financial ratios;

•	reviewed the reported prices and trading activity for SuperMedia common stock and Dex One common stock;

•	reviewed the financial terms, to the extent publicly available, of certain comparable transactions, including certain publicly available, precedent merger of equals transactions;

•	participated in discussions and negotiations among representatives of SuperMedia and Dex One and their financial and legal advisors;

•	reviewed the execution version dated December 5, 2012 of the merger agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by SuperMedia and Dex One, which formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the transaction, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of SuperMedia and Dex One of the future financial performance of SuperMedia and Dex One.

In addition, Morgan Stanley assumed that the transaction will be consummated in accordance with the terms set forth in the merger agreement, without any waiver, amendment or delay of any terms or conditions, including, among other things, the amendment and extension of SuperMedia’s and Dex One’s credit facilities and entry into the tax sharing agreement and shared services agreement as contemplated by the merger agreement. Morgan Stanley has assumed that all necessary governmental, regulatory, judicial, creditor or other approvals and consents required for the transaction will be obtained without the imposition of any delays, limitations, conditions or restrictions or any modification to or waivers of the terms of the mergers, the amendment of SuperMedia’s and Dex One’s credit facilities, the tax sharing agreement and the shared services agreement, in each case that would have an adverse effect that is meaningful to Morgan Stanley’s analysis on the contemplated benefits expected to be derived in the mergers, the amendment of SuperMedia’s and Dex One’s credit facilities, the tax sharing agreement and the shared services agreement. Morgan Stanley is not a legal, tax, regulatory, accounting or bankruptcy advisor. Morgan Stanley is a financial advisor only and has relied upon, without independent verification, the assessment of SuperMedia and Dex One and their respective legal, tax, regulatory, accounting and bankruptcy advisors with respect to legal, tax, regulatory, accounting or bankruptcy matters. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of SuperMedia, Dex One or Dex Media or any of their respective subsidiaries, or concerning the solvency of SuperMedia, Dex One or Dex Media or any of their respective subsidiaries.

Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of December 5, 2012. Events occurring after December 5, 2012 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Other than the fairness from a financial point of view of the SuperMedia Exchange Ratio to the holders of shares of SuperMedia common stock (other than the excluded shares), Morgan Stanley did not express any view on, and its opinion did not address, any other term or aspect of the fairness of the mergers or any related transactions (including the amendment of SuperMedia’s and Dex One’s credit facilities, the tax sharing agreement and the shared services agreement) to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of SuperMedia or the holders of any class of securities, creditors or other constituencies of Dex One. Morgan Stanley’s opinion did not in any manner address the prices at which the common stock, bonds, bank debt or other securities of SuperMedia, Dex One or Dex Media would trade at any time.

The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion delivered on December 5, 2012 and the preparation of its written opinion letter dated December 5, 2012. These analyses were presented to the SuperMedia board of directors on December 5, 2012. The following summary does not purport to be a complete description of the financial analyses performed by Morgan Stanley, nor does the order of analyses described represent relative importance or weight given to those analyses by Morgan Stanley. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

Historical Share Price and Volume Analysis

To provide background information and perspective with respect to the relative historical share prices and trading volumes of SuperMedia compared to those of Dex One, Morgan Stanley reviewed the year-to-date stock price performance and trading volumes of SuperMedia and Dex One as of November 29, 2012. Morgan Stanley noted that, as of immediately prior to the announcement of the transaction on August 21, 2012, SuperMedia and Dex One had prices per share of $2.58 and $1.24, respectively. Morgan Stanley further noted that, as of November 29, 2012, SuperMedia and Dex One had closing prices per share of $2.15 and $0.90, respectively, and average trading volumes for the 30 days ending on such date of approximately 41,600 shares and 417,900 shares, respectively.

Historical Exchange Ratio Analysis

Morgan Stanley reviewed the trading prices of SuperMedia common stock and Dex One common stock for the period February 1, 2010 (the date Dex One emerged from bankruptcy) through November 29, 2012. For each trading day during that period, Morgan Stanley derived (1) the implied historical exchange ratio by dividing the closing price per share of SuperMedia common stock by the closing price per share of Dex One common stock (adjusted to reflect the conversion of Dex One common stock into Dex Media common stock at a 0.2 exchange ratio, which implies a 1-for-5 reverse stock split) and (2) SuperMedia’s implied ownership in the combined company based on such implied exchange ratio. Morgan Stanley compared the average implied historical exchange ratios and implied ownership percentages as of November 29, 2012 and for certain specified periods ending November 29, 2012 with those that would result from the transaction. The following table lists the implied exchange ratios and implied historical ownership percentages calculated for the dates and periods referred to above:

Period	Implied Exchange Ratio	Implied SuperMedia Ownership
Agreed Deal	0.44x	40.0%
November 29, 2012	0.48x	42.1%
Last 30 days volume-weighted average(1)	0.45x	40.5%
Last 90 days average	0.45x	40.3%
Last 180 days average	0.45x	40.5%
Last 12 months average	0.40x	37.7%
Last 2 years average	0.37x	35.4%
Since February 1, 2010	0.33x	32.7%

(1)	The 30-day average was calculated on a volume-weighted basis in order to provide a consistent point of comparison to the 30-day equity contribution analysis described under “Contribution Analysis” below.

Morgan Stanley noted that, since February 10, 2010, the implied historical exchange ratio had fluctuated between a low of 0.16x on October 11, 2010 and a high of 0.71x on October 4, 2011, while the implied ownership percentage had fluctuated between a low of 19% and a high of 52% on such dates, respectively. Morgan Stanley further noted that the implied historical exchange ratio was 0.42x as of immediately prior to the announcement of the transaction on August 21, 2012 and that the implied ownership percentage was 39% at such time.

Contribution Analysis

Morgan Stanley compared SuperMedia and Dex One stockholders’ respective percentage ownership of the combined company pursuant to the merger agreement of 40% and 60% to SuperMedia’s and Dex One’s respective percentage contribution to each of the following financial metrics for the combined company: (1) equity value, based on closing price per share of SuperMedia and Dex One as of November 29, 2012, as well as their respective volume-weighted average prices for the last 30 and 60 days; (2) aggregate value, based on the closing price per share of SuperMedia and Dex One as of November 29, 2012, and the book value of their respective indebtedness as of September 30, 2012; and (3) levered free cash flow (“LFCF”), for fiscal years 2011 to 2014, based on financial forecasts jointly formulated by SuperMedia and Dex One management for the period 2012 to 2016, referred to below as the “management forecasts.”

The following table summarizes Morgan Stanley’s analysis:

(In millions, unless otherwise noted)				Contribution
	SuperMedia	Dex One	Total	SuperMedia	Dex One
Equity Value
November 29, 2012	$34	$46	$80	42%	58%
30-day VWAP	30	44	74	40%	60%
60-day VWAP	37	54	91	41%	59%
Aggregate Value
November 29, 2012	$1,415	$1,956	$3,370	42%	58%
Levered Free Cash Flow
2011A	$245	$385	$630	39%	61%
2012E	257	322	578	44%	56%
2013E	121	273	394	31%	69%
2014E	95	222	317	30%	70%

Morgan Stanley noted that SuperMedia’s percentage contribution to equity value based on its volume-weighted average prices for the 30 and 60 days prior to announcement of the transaction on August 21, 2012 were 37% and 39%, respectively.

Pro Forma Cash Flow and Leverage Analysis

Morgan Stanley performed an analysis of the LFCF per share attributable to SuperMedia stockholders on a stand-alone basis against the LFCF per share attributable to SuperMedia stockholders pro forma as a result of the Transaction. In addition, Morgan Stanley analyzed the net leverage ratio of SuperMedia on a stand-alone basis and of Dex Media on a pro forma basis for the fiscal years 2013 to 2016 using the management forecasts. For purposes of the pro forma amounts, Morgan Stanley assumed the implementation of the merger agreement as executed, including the amendment and extension of SuperMedia’s and Dex One’s credit facilities and entry into the tax sharing agreement and shared service agreements as contemplated, no discounted debt repurchases during the applicable period, the application of excess cash during the applicable period to repurchase debt at par and pro forma ownership by SuperMedia stockholders of 40%. Morgan Stanley then compared the stand-alone and pro forma LFCF per share amounts attributable to SuperMedia stockholders for each fiscal year to estimate the accretion to LFCF per share and the improvement to the net leverage ratio in each year resulting from the transaction.

The following table summarizes Morgan Stanley’s analysis:

	LFCF Per Share			Net Leverage		Improvement
	Stand-Alone	Pro Forma	Accretion	Stand-Alone	Pro Forma
2013E	$7.70	$8.97	16.4%	2.9x	3.3x	(0.5x	)
2014E	$6.01	$12.08	100.9%	3.2x	2.9x	0.3x
2015E	$3.72	$11.17	200.5%	3.7x	2.6x	1.1x
2016E	$2.51	$10.49	317.7%	4.0x	2.2x	1.8x

Illustrative Future Share Price Analysis

Morgan Stanley performed an illustrative analysis designed to provide a comparison of the potential future price of SuperMedia’s common equity determined on a stand-alone basis against the implied future value of equity held by SuperMedia’s stockholders pro forma in the combined company, in each case calculated as a function of future LFCF and an assumed forward LFCF multiple. For purposes of this analysis, Morgan Stanley derived implied forward LFCF multiples of 0.252x and 0.168x for SuperMedia and Dex One, respectively, by dividing each company’s equity value as of November 29, 2012 by its estimated LFCF for the next twelve months, based on the management forecasts. Morgan Stanley then applied the 0.252x forward LFCF multiple to SuperMedia’s LFCF for fiscal years 2013 to 2016 based on the management forecasts to determine the implied total equity values of SuperMedia on a stand-alone basis for those years. The implied equity values were then divided by an estimate of SuperMedia’s fully diluted shares outstanding to determine an implied share price for each year. Morgan Stanley then applied a blended forward LFCF multiple of 0.210x (representing the average of the SuperMedia and Dex One multiples) to the estimated pro forma LFCF amounts for the combined company for fiscal years 2013 to 2016 (calculated based on the assumptions described above under “Pro Forma Cash Flow and Leverage Analysis”) to determine the implied total equity values of the combined company for those years. The implied equity values were then multiplied by 40% (representing the pro forma ownership of SuperMedia stockholders) and divided by an estimate of SuperMedia’s fully diluted shares outstanding to determine an implied pro forma share price of the combined company for each year that is comparable to the implied standalone share price of SuperMedia for each year.

The following table summarizes Morgan Stanley’s analysis:

	Price Per Share
	Stand-Alone	Pro Forma	Accretion
2013E	$1.52	$2.54	67.3%
2014E	$0.94	$2.35	150.3%
2015E	$0.63	$2.20	247.9%
2016E	$0.62	$2.19	253.7%

Precedent Merger of Equals Analysis

Based on publicly available information, Morgan Stanley reviewed the premiums paid in 30 selected transactions announced as “merger of equals” transactions between April 22, 1996 and June 24, 2011. Morgan Stanley calculated the exchange ratio premium or discount applicable to each transaction by comparing the exchange ratio announced as part of the transaction to the implied exchange ratios derived from the historical share prices the day prior to announcement of the transaction and for the 30 days preceding announcement of the transaction. Morgan Stanley also reviewed the composition of the board of directors and senior management, and analyzed publicly available information, including the pro forma ownership, for the selected transactions reviewed.

The following transactions were reviewed in connection with this analysis:

•	Golden Minerals Co. / ECU Silver Mining

•	Gran Colombia Gold / Medoro Resources LTD

•	Holly Corp. / Frontier Oil

•	Acergy SA / Subsea 7, Inc.

•	UAL Corporation / Continental Airlines Inc.

•	RRI Energy / Mirant Corporation

•	Quadra Mining / FNX Mining

•	Live Nation / Ticketmaster Entertainment

•	Republic Services / Allied Waste Industries Inc.

•	Transocean / GlobalSantaFe

•	Sirius / XM

•	Universal Compression / Hanover Compression

•	Bowater / Abitibi

•	CVS / Caremark

•	Alcatel / Lucent Technologies

•	Sprint / Nextel

•	National-Oilwell / Varco International

•	JP Morgan / Bank One

•	IDEC Pharmaceutical / Biogen

•	Phillips Petroleum / Conoco

•	Santa Fe / Global Marine

•	Mead / Westvaco

•	Pride International / Marine Drilling

•	Amerisource Health / Bergen

•	NetIQ / Mission Critical Software

•	Glaxo Wellcome / SmithKline

•	Viacom Inc. / CBS

•	Bell Atlantic / GTE

•	NationsBank / BankAmerica Corp.

•	Bell Atlantic / NYNEX

Morgan Stanley noted that, based on a 30-day average implied exchange ratio, the mean exchange ratio premium of the selected transactions was 3.9% and the median exchange ratio premium was 2.4%, while the 30-day average premium for the transaction was 13.9% as of its announcement on August 21, 2012. Based on share prices the day prior to announcement of each transaction, the mean exchange ratio premium of the selected transactions was 4.4% and the median exchange ratio premium was 2.7%, while the premium for the SuperMedia merger was 0.0% as of its announcement on August 21, 2012.

No company utilized as a comparison in the selected precedent transactions analysis is identical to SuperMedia or Dex One, nor are any of the precedent transactions identical to the transactions contemplated by the merger agreement.

General

In connection with the review of the transactions contemplated by the merger agreement by the board of directors of SuperMedia, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Morgan Stanley believes that selecting any portion of its analyses or of the summary set forth above, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be Morgan Stanley’s view of the actual value of SuperMedia or Dex One.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of SuperMedia and Dex One. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. Because Morgan Stanley’s analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of SuperMedia or Dex One or their respective advisors, none of SuperMedia, Dex One, Morgan Stanley or any other person assumes responsibility if future results are materially different from those estimated. The analyses described above were prepared solely as part of Morgan Stanley’s analysis of the fairness from a financial point of view to the holders of SuperMedia common stock (other than the excluded shares) of the SuperMedia Exchange Ratio pursuant to the merger agreement, and were conducted in connection with the delivery of Morgan Stanley’s oral opinion on December 5, 2012 and written opinion dated December 5, 2012 to the board of directors of SuperMedia. These analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of SuperMedia, Dex One or Dex Media might actually trade. The SuperMedia Exchange Ratio and other terms of the merger agreement were determined through arm’s-length negotiations between SuperMedia and Dex One and were approved by the SuperMedia board of directors. Morgan Stanley provided advice to SuperMedia during such negotiations; however, Morgan Stanley did not recommend any specific exchange ratio to SuperMedia or SuperMedia’s board of directors or that any specific exchange ratio constituted the only appropriate consideration for the transaction. In addition, as described above, Morgan Stanley’s opinion and presentation to the SuperMedia board of directors was one of many factors taken into consideration by such board of directors in making its decision to approve the merger agreement and the transaction. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the SuperMedia board of directors with respect to the SuperMedia Exchange Ratio or the value of SuperMedia, Dex One or Dex Media, or of whether the SuperMedia board of directors would have been willing to agree to different consideration.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice and replaces and supersedes its opinion dated as of August 20, 2012.

SuperMedia retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise and its knowledge of the business affairs of SuperMedia. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley and its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of SuperMedia, Dex One or any other company, or any currency or commodity, that may be involved in the proposed transaction, or any related derivative instrument. In the two years prior to the date of its opinion, Morgan Stanley has not provided financial advisory and financing services to Dex One and has not received fees from Dex One. In the two years prior to the date of its opinion, Morgan Stanley has not provided financial advisory and financing services to SuperMedia and has not received fees from SuperMedia, other than those in connection with the transaction discussed below. Morgan Stanley may seek to provide such services to SuperMedia and its affiliates or Dex Media and its affiliates in the future and would expect to receive fees for the rendering of such services.

Pursuant to the terms of its engagement letter, Morgan Stanley provided financial advisory services to SuperMedia and a financial opinion to SuperMedia’s board of directors in connection with the transaction, and SuperMedia agreed to pay Morgan Stanley a fee in connection therewith that is expected to be approximately $5.4 million, of which $1 million became due and payable following the rendering of a fairness opinion by Morgan Stanley and the balance of which is contingent upon consummation of the transaction. In addition, SuperMedia may pay to Morgan Stanley an additional discretionary fee of up to approximately $2.7 million if SuperMedia so determines in its sole discretion. These amounts are estimates based on the SuperMedia stock price as of November 29, 2012 and an illustrative closing date of March 31, 2013 (the actual timing of the transaction may vary significantly). SuperMedia has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, SuperMedia has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Chilmark Partners

The SuperMedia Board retained Chilmark to provide financial advisory services in connection with the transaction based upon Chilmark’s qualifications, experience and expertise. Chilmark is a financial services firm with experience providing investment banking, transaction execution, financial analysis and valuation services.

Pursuant to the terms of its engagement letter with the SuperMedia Board, SuperMedia agreed to compensate Chilmark for the work undertaken by Chilmark for the SuperMedia Board. To date as provided for under the engagement letter, Chilmark has received from SuperMedia approximately $1.5 million in quarterly fees. The payments received to date by Chilmark from SuperMedia are not contingent upon the successful completion of any portion or aspect of the transaction contemplated by the merger agreement. In addition and subject to the successful consummation of the transaction, Chilmark is entitled to receive from SuperMedia a fee of approximately $4.1 million (less any additional quarterly fees paid to Chilmark by SuperMedia prior to the consummation of the transaction). The $4.1 million estimate is based on the SuperMedia stock price as of January 29, 2013 and an illustrative closing date of March 31, 2013 (the actual timing of the transaction may vary significantly). Under the engagement letter SuperMedia has reimbursed and will continue to reimburse Chilmark for its expenses incurred in performing its services. In addition, SuperMedia has agreed to indemnify Chilmark and its affiliates, their respective partners, directors, agents, employees and controlling persons (if any) against certain liabilities and expenses related to or arising from Chilmark’s engagement by the SuperMedia Board.

In the two years prior to the date of this document, Chilmark has not provided financial advisory and financing services to SuperMedia. Other than in connection with the undertakings by SuperMedia under the terms of Chilmark’s engagement letter with the SuperMedia Board as above, Chilmark has not received compensation from SuperMedia.

Following the closing of the transaction, Chilmark may be asked to provide financial advisory services to SuperMedia and its affiliates or Dex Media and its affiliates. Chilmark would expect to receive compensation for the rendering of such advice and services.

Chilmark acted as financial advisor to certain creditors of SuperMedia in connection with the chapter 11 case of Idearc Inc. (now known as SuperMedia Inc.), which emerged from chapter 11 in 2009, and received compensation for such work.

In connection with engagements related to other title 11 cases, restructurings, and similar endeavors, but not otherwise related to SuperMedia, Chilmark may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to creditors or interest holders of SuperMedia and/or Dex One and other participants (and/or one or more of their respective affiliates) in the transactions contemplated by the merger agreement. In connection with advice and services provided under any such engagement, Chilmark has received or may receive compensation.

Financial Forecasts

Dex One generally does not make public financial forecasts as to future performance, earnings or other results beyond the current fiscal year, and SuperMedia generally does not provide public financial forecasts. Each party is especially cautious of making financial forecasts for extended periods due to the unpredictability of the underlying assumptions and estimates. However, prior to entering into the merger agreement, each of the parties provided the other party and the parties’ respective financial advisors with non-public internal forecasts that were prepared by management for planning purposes and not for public disclosure and that are subjective in many respects. The parties have included below a subset of these management forecasts to give stockholders access to certain non-public information that was furnished to and considered by the parties.

The summary of the management forecasts is not being included in this document to influence a stockholder’s decision whether to vote for the approval of the transaction, but is included because the management forecasts were provided by each of the parties to the other party and the parties’ respective financial advisors. The management forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the parties’ management. Important factors that may affect actual results and cause the management forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to each party’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors. The management forecasts also reflect assumptions as to certain business decisions that are subject to change. Further, events and circumstances occurring subsequent to the date on which the financial projections were prepared may be different from those assumed, or, alternatively, may have been unanticipated, and the occurrence of these events may affect financial results in a materially adverse or materially beneficial manner. As a result, actual results may differ materially from those contained in the management forecasts. Accordingly, there can be no assurance that the management forecasts will be realized.

The inclusion of the management forecasts in this document should not be regarded as an indication that either party or any of their respective officers, directors, advisors or representatives considered or consider the management forecasts to be predictive of actual future events, and the management forecasts should not be relied upon as such. Neither party nor any of their respective officers, directors, advisors or representatives can give any assurance that actual results will not differ from the management forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the management forecasts to reflect circumstances existing after the date the management forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the management forecasts are shown to be in error. The parties do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the management forecasts. Neither party nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of Dex One or SuperMedia or other person regarding the parties’ ultimate performance compared to the information contained in the management forecasts or that forecasted results will be achieved. Neither party has made any representation in the merger agreement or otherwise, concerning the management forecasts.

In light of the foregoing factors and the uncertainties inherent in the management forecasts, stockholders are cautioned not to place undue, if any, reliance on the management forecasts.

Below are the consolidated projected financial results (“Projections”) for Dex Media for the years ending 2012 through 2016. The Projections should be read in conjunction with the respective SEC filings of Dex One and SuperMedia, the prepackaged plans and the disclosure statements of Dex One and SuperMedia in their entirety.

The Projections have been prepared based on assumption that the effective date of the transaction and the prepackaged plans, if commenced, is March 31, 2013 and assume the successful implementation of the Dex One and SuperMedia business plans for the combined company. Although Dex One and SuperMedia presently intend to cause the effective date to occur as soon as practicable, there can be no assurance as to when, or if, the effective date will actually occur. The projections are based on, among other things, the following: (a) current and projected market conditions in each of Dex One and SuperMedia’s respective markets; (b) the ability to maintain sufficient working capital to fund operations; and (c) consummation of the transaction out of court or confirmation of the prepackaged plans.

The Projections were not prepared with a view towards complying with the Guidelines for Prospective Financial Statements published by the American Institute of Certified Public Accountants. Dex One’s and SuperMedia’s respective independent accountants have not reviewed the accompanying projections to determine the reasonableness thereof and, accordingly, have not expressed an opinion or any other form of assurance with respect thereto. In addition, the Dex One and SuperMedia financial advisors do not express an opinion or any other form of assurance with respect to the Projections, assumed no responsibility for the Projections, and disclaim any association with the Projections.

The Projections have been prepared in good faith based upon assumptions believed to be reasonable. The Projections include assumptions with respect to various financial accounts of the companies, which are based upon the managements’ estimates and market conditions.

Business combination adjustments have not been reflected in the Projections. The debt balances in the Projections reflect debt outstanding and do not have any existing or pro forma fair market value adjustments factored into such debt balances.

EBITDA is measured as earnings (defined as total operating revenue less total operating expenses, as described below) before interest, taxes, depreciation and amortization. Adjusted EBITDA is determined by adjusting EBITDA for (1) gain on debt repurchases, (2) stock-based compensation expense and long-term incentive program, (3) impairment charges, (4) gain on sale of assets, net and (5) restructuring charges and other non-recurring items including transaction-related costs. EBITDA and Adjusted EBITDA are not measurements of operating performance computed in accordance with GAAP and should not be considered as a substitute for net income (loss) prepared in conformity with GAAP. In addition, EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Management of SuperMedia and Dex One believe that these non-GAAP financial measures are important indicators of our respective operations because they exclude items that may not be indicative of, or related to, our core operating results, and provide a better baseline for analyzing our underlying business. EBITDA is a metric used by the companies’ management and is frequently used by the financial community to provide insight into an organization’s operating trends and to facilitate comparisons between peer companies, since interest, taxes, depreciation and amortization can differ greatly between organizations as a result of differing capital structures and tax strategies.

Leveraged free cash flow is not a measurement of operating performance computed in accordance with GAAP and should not be considered as a substitute for cash flow from operations prepared in conformity with GAAP. In addition, leveraged free cash flow may not be comparable to a similarly titled measure of other companies. Management believes that this cash flow measure provides investors and stockholders with a relevant measure of liquidity and a useful basis for assessing the Company’s ability to fund its activities and obligations.

Management of SuperMedia and Dex One prepared the Projections for SuperMedia and Dex One, respectively, for the years ending December 31, 2012, 2013, 2014, 2015 and 2016. The Projections are based on a number of assumptions, and while SuperMedia and Dex One have prepared the Projections in good faith and believe the assumptions to be reasonable, it is important to note that we can provide no assurance that such assumptions will ultimately be realized. In deciding whether to vote for the merger proposal or to accept the prepackaged plan, stockholders must make their own determinations as to the reasonableness of such assumptions and the reliability of the Projections. The Projections should be read in conjunction with the assumptions, qualifications and notes contained herein, the risk factors described in the sections titled “Risk Factors” and “Cautionary Statement about Forward Looking Statements” in this document and the historical financial statements filed by Dex One and SuperMedia.

The following summarizes the underlying key assumptions upon which the Projections were based.

Operating Revenue

SuperMedia and Dex One derive operating revenue primarily from the sale of advertising in its print directories (“Print Revenue”) and from internet-based marketing solutions including online directories (“Digital Revenue”).

Growth in operating revenue can be affected by several factors, including changes in the number of advertising customers, changes in the pricing of advertising, changes in the quantity of advertising purchased per customer, changes in the size of the sales force and the introduction of new products. In addition, growth in operating revenue can be affected by the ongoing advertiser and consumer shift toward internet-delivered advertisement and away from the print directory. The Projections reflect SuperMedia’s and Dex One’s expectation for continued change in its overall operating revenue mix by forecasting a consistent decline in Print Revenue that is partially offset by growth in Digital Revenue.

The revenue projections were prepared jointly between SuperMedia and Dex One. SuperMedia Digital Revenue excludes revenue from Inceptor, which was divested in August 2012. Dex One’s and SuperMedia’s management made certain adjustments to the Projections based on its views of the industry and potential new business prospects as well as potential business delays and other risks and contingencies related to the potential bankruptcy filing.

	Dex One						SuperMedia						Pro Forma Combined
	2011A	2012E	2013E	2014E	2015E	2016E	2011PF	2012E	2013E	2014E	2015E	2016E	2011PF	2012E	2013E	2014E	2015E	2016E
Print & Direct Mail	1,320	1,068	841	690	566	466	1,406	1,145	919	754	618	507	2,726	2,213	1,761	1,444	1,184	975
Digital(1)	159	240	334	416	508	615	256	235	271	339	413	501	416	475	604	754	920	1,117
Other	17	11	7	7	7	10	0	0	0	0	0	0	17	11	7	7	7	7
Allowances & Credits	(16)	(14)	(15)	(14)	(14)	(14)	(37)	(27)	(24)	(22)	(21)	(20)	(53)	(41)	(39)	(36)	(35)	(35)

Net Revenue(1)	1,481	1,304	1,167	1,098	1,066	1,077	1,625	1,353	1,166	1,071	1,010	988	3,106	2,657	2,333	2,169	2,076	2,065

Year-over-Year Growth Rates
Print & Direct Mail		-19%	-21%	-18%	-18%	-18%		-19%	-20%	-18%	-18%	-18%		-19%	-20%	-18%	-18%	-18%
Digital		51%	39%	25%	22%	21%		-8%	15%	25%	22%	22%		14%	27%	25%	22%	21%
Net Revenue		-12%	-11%	-6%	-3%	1%		-17%	-14%	-8%	-6%	-2%		-14%	-12%	-7%	-4%	-1%

(1)	SuperMedia Digital Revenue excludes revenue from Idearc Inceptor, LLC, which was divested in August 2012.

Operating Expenses

Operating expense (excluding depreciation and amortization) includes the cost of sales, direct selling expense as well as general and administrative costs. Costs directly attributable to producing print directories as well as sales commissions are amortized over the average life of a directory or advertising service. All other costs are expensed as incurred.

SuperMedia and Dex One expect expenses to increase as a percentage of revenue principally due to the inability to completely offset the decline in Print Revenue with incremental cost reductions. As Digital Revenue increases, expenses are expected to increase but the companies expect to recognize some economies of scale to partially offset the expenses.

Based on an in-depth review of the potential synergies by the management of both companies estimated that the combined companies could achieve $150 to $175 million of operating expense savings related to the mergers. These cost savings are expected to be realized across all categories of operating expenses. Associated with these savings are certain costs to incur those savings. SuperMedia and Dex One have forecasted that these costs will largely offset the expense savings in the first year following the merger transaction but that the combined company should be able to recognize its full annual cost savings by 2015. The annual synergies and the associated costs assumed in the Projections are shown in the table below. These cost savings are included in the Projections as a reduction to the forecasted operating expenses.

$ millions	2013	2014	2015	2016
Gross Synergies	$60	$125	$175	$175
Cost to Achieve	(77)	(21)	0	0
Net Synergies	$(17)	$104	175	175

Taxes

The Projections assume that the RHDI net operating loss (“NOL”) carryforward will partially be offset by cancellation of indebtedness income upon the amendment of the RHDI loan agreement. It is assumed, however, that the NOL carryforward will still have a significant balance following the merger transaction that will offset the taxable income of the combined companies over the Projection Period. In addition, the Projections assume that the cancellation of indebtedness income incurred upon the consummation of the transaction will generate original issue discount deductions for U.S. federal income tax purposes at all four credit silos. It is anticipated that the amount of original issue discount will also partially offset Dex Media’s taxable income over the Projection Period. The Projections assume that certain tax sharing payments are made between and among the related entities in accordance with the tax sharing agreements.

Post-Merger Debt

The Projections assume that the current capital structure of the combined companies will be substantially similar to their independent pre-merger structures. As per the amended terms of these agreements, the debt is assumed to remain outstanding throughout the Projection Period. The Projections further assume that the Borrowers’ Discounted Prepayment Portion of Excess Cash Flow and Voluntary Prepayments of debt are completed at par. The cash interest paid under each loan agreement is calculated London Interbank Offered Rate (assumed to be 3.0% throughout the Projection Period) plus the respective applicable margins. The applicable margins are 8.60% for SuperMedia, 6.75% for RHDI, 3.0% for DME and 5.0% for DMW.

Capital Expenditures

The capital expenditure requirements of the companies’ business are modest and forecasted to represent between 1.5% and 2.0% of annual operating revenues.

Dex Media (Consolidated Pro Forma Company)

	Dex Media
$MM	2012E	2013E	2014E	2015E	2016E
Revenue	$2,657	$2,333	$2,169	$2,077	$2,065
Adj EBITDA—Pre Synergies	1,094	882	732	607	544
Synergies, net	—	(17)	104	175	175

Adj EBITDA	1,094	865	836	782	719
Bank Debt Interest	(316)	(292)	(259)	(216)	(176)
Bond Debt Interest	(22)	(16)	(17)	(19)	(20)
Taxes/Tax Sharing	(111)	(63)	(23)	(37)	(41)
Other	(67)	(141)	(63)	(72)	(71)

Leveraged Free Cash Flow	578	352	474	439	412
Debt, ending	3,467	3,072	2,616	2,196	1,805
Cash, ending	249	190	191	192	192

Net Debt, ending	3,217	2,881	2,424	2,004	1,613
Net Debt/Adj EBITDA	2.9x	3.3x	2.9x	2.6x	2.2x

DME

	DME
$MM	2012E	2013E	2014E	2015E	2016E
Revenue	$348	$308	$292	$285	$288
Adj EBITDA—Pre Synergies	162	131	112	93	86
Synergies, net	—	(2)	15	26	26

Adj EBITDA	162	128	127	119	112
Bank Interest	(24)	(31)	(30)	(25)	(20)
Rest. Payment—Bond Interest	(6)	(4)	(5)	(5)	(5)
Rest. Payment—General	(5)	—	—	—	—
Taxes/Tax Sharing	(6)	7	8	0	(0)
Other	19	(22)	(12)	(13)	(9)

Leveraged Free Cash Flow	141	78	89	76	78
Debt, ending	538	453	364	288	210
Cash, ending	56	48	48	48	48

Net Debt, ending	482	405	316	240	162
Net Debt/Adj EBITDA	3.0x	3.2x	2.5x	2.0x	1.4x

DMW

	DMW
$MM	2012E	2013E	2014E	2015E	2016E

Revenue	$411	$366	$339	$325	$329
Adj EBITDA—Pre Synergies	184	150	126	104	97
Synergies, net	—	(3)	17	29	29

Adj EBITDA	184	148	143	133	126
Bank Interest	(42)	(35)	(29)	(21)	(14)
Rest. Payment—Bond Interest	(8)	(6)	(6)	(7)	(7)
Rest. Payment—General	(5)	—	—	—	—
Taxes/Tax Sharing	(12)	(4)	(4)	(3)	(3)
Other	(7)	(24)	(13)	(14)	(13)

Leveraged Free Cash Flow	110	78	91	88	89
Debt, ending	491	403	311	223	135
Cash, ending	45	35	35	35	35

Net Debt, ending	446	367	276	188	99
Net Debt/Adj EBITDA	2.4x	2.5x	1.9x	1.4x	0.8x

RHDI

	RHDI
$MM	2012E	2013E	2014E	2015E	2016E
Revenue	$541	$479	$449	$437	$441
Adj EBITDA—Pre Synergies	215	174	143	118	105
Synergies, net	—	(3)	20	33	32

Adj EBITDA	215	170	162	150	136
Bank Interest	(77)	(68)	(60)	(49)	(40)
Rest. Payment—Bond Interest	(8)	(6)	(6)	(7)	(7)
Rest. Payment—General	(5)	—	—	—	—
Taxes/Tax Sharing	5	6	27	17	9
Other	(56)	(25)	(10)	(11)	(14)

Leveraged Free Cash Flow	73	78	114	101	84
Debt, ending	757	668	554	454	370
Cash, ending	32	21	21	21	21

Net Debt, ending	725	647	533	432	348
Net Debt/Adj EBITDA	3.4x	3.8x	3.3x	2.9x	2.6x

SuperMedia

	SuperMedia
$MM	2012E	2013E	2014E	2015E	2016E
Revenue	$1,353	$1,166	$1,071	$1,010	$988
Adj EBITDA—Pre Synergies	534	427	351	291	257
Synergies, net		(9)	52	88	87

Adj EBITDA	534	419	403	379	344
Bank Debt Interest	(174)	(158)	(141)	(121)	(101)
Taxes/Tax Sharing	(96)	(72)	(54)	(51)	(47)
Other	(8)	(71)	(28)	(33)	(35)

Leveraged Free Cash Flow	256	118	180	173	161
Debt, ending	1,456	1,308	1,128	955	794
Cash, ending	110	80	80	80	80

Net Debt, ending	1,346	1,227	1,048	875	714
Net Debt/Adj EBITDA	2.5x	2.9x	2.6x	2.3x	2.1x

Parent (unconsolidated)

	Parent (unconsolidated)
$MM	2012E	2013E	2014E	2015E	2016E
Revenue	$4	$14	$18	$19	$19
Adj EBITDA—Pre Synergies	(2)	—	1	1	(0)
Synergies, net	—	—	—	—	—

Adj EBITDA	(2)	—	1	1	(0)
Bank Interest	—	—	—	—	—
Rest. Payment—Bond Interest	22	16	17	19	20
Rest. Payment—General	15	—	—	—	—
Taxes/Tax Sharing	(1)	—	—	—	—
Bond Interest	(22)	(16)	(17)	(19)	(20)
Other	(15)	—	—	—	—

Leveraged Free Cash Flow	(3)	—	1	1	(0)
Debt, ending	224	240	257	276	296
Cash, ending	5	5	6	7	7

Net Debt, ending	219	235	251	269	289
Net Debt/Adj EBITDA	n/a	n/a	n/a	n/a	n/a

Board of Directors and Management of Dex Media following Completion of the Transaction

Upon completion of the transaction, whether consummated out of court or through Chapter 11 cases, the board of directors of Dex Media will consist of ten members consisting of:

•	the five current Dex One non-employee directors, including Mr. Schultz, who will become Chairman of the Dex Media board of directors upon the completion of the transaction;

•	four current SuperMedia non-employee directors designated by SuperMedia; and

•	Mr. McDonald, who will become the President and Chief Executive Officer of Dex Media upon the completion of the transaction.

Information about the current Dex One and SuperMedia directors and executive officers can be found in the documents listed under the heading “Dex One SEC Filings” and “SuperMedia SEC Filings” in the section entitled “Where You Can Find More Information.”

Public Trading Markets

Dex One common stock trades on the NYSE under the symbol “DEXO.” SuperMedia common stock trades on NASDAQ under the symbol “SPMD.” Upon completion of the transaction, whether consummated out of court or through Chapter 11 cases, SuperMedia common stock will be delisted from NASDAQ and deregistered under the Exchange Act, and Dex One common stock will be delisted from the NYSE and deregistered under the Exchange Act. The newly issued Dex Media common stock issued pursuant to the merger agreement will be listed on either the NYSE or NASDAQ under the symbol “DXM.”

No Appraisal Rights

Appraisal rights are statutory rights that enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under Delaware law, neither holders of Dex One common stock nor holders of

SuperMedia common stock are entitled to appraisal rights in connection with the proposal to approve and adopt the merger agreement and the transactions it contemplates, whether the transaction is completed out of court or through Chapter 11 cases.

Regulatory Approvals Required for the Transaction

Although currently no filing under the HSR Act is believed to be necessary for the transaction to be completed, the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the United States Federal Trade Commission (the “FTC”) frequently scrutinize the legality under the antitrust laws of transactions such as the combination of Dex One and SuperMedia. Moreover, depending upon fluctuations in the fair market value of SuperMedia’s common stock , it may be necessary for the parties to make the requisite filings and wait the requisite waiting periods under the HSR Act. In addition, at any time before or after the transaction, the Antitrust Division, the FTC, one or more state attorneys general or a foreign competition authority could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the transaction or seeking divestiture of substantial businesses or assets of Dex One, SuperMedia or their subsidiaries and affiliates. Private parties may also bring legal actions under the antitrust laws under certain circumstances.

There can be no assurance that a challenge to the transaction on antitrust grounds will not be made or, if a challenge is made, as to the result of such challenge. Similarly, there can be no assurance that Dex One and SuperMedia will obtain the regulatory approvals necessary to consummate the transaction or that the granting of these approvals will not involve the imposition of conditions or changes to the terms of the transaction. These conditions or changes could result in the conditions to the transaction not being satisfied prior to December 31, 2012 or at all. Each of Dex One and SuperMedia has agreed to use its reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. Neither Dex One nor SuperMedia is required to take any action or agree to any condition or restriction in connection with obtaining regulatory approvals that would be reasonably expected to have a material adverse effect, measured on a scale relative to Dex One, SuperMedia or, following the transaction, Dex Media.

Interests of Certain Persons in the Transaction

Dex One’s and SuperMedia’s executive officers and directors have interests in the transaction as individuals that are different from, or in addition to, the interests of Dex One’s and SuperMedia’s stockholders generally. Each of the Dex One and SuperMedia boards of directors were aware of these interests and considered them, among other matters, in approving and adopting the merger agreement and the transactions it contemplates.

Dex One

Outstanding Dex One Stock Awards

The merger agreement specifies how equity compensation awards issued by Dex One prior to completion of the transaction will be treated in the transaction. Upon completion of the transaction:

•

each outstanding option issued by Dex One to acquire Dex One common stock, whether vested or unvested, will (1) if the closing price of Dex One common stock on the NYSE on the day before the closing date is less than or equal to the exercise price for such option to acquire Dex One common stock, be cancelled for no value; and (2) if the closing price of Dex One common stock on the NYSE on the day before the closing date is more than the exercise price for such option to acquire Dex One common stock, be converted into a fully vested option to purchase a number of shares of Dex Media common stock equal to the number of shares of Dex One common stock subject to such option multiplied by 0.2 and the per share exercise price for Dex Media common stock issuable upon such converted option will be equal to the exercise price of such converted option divided by 0.2 and rounded up to the nearest whole cent;

•	each restricted share of Dex One common stock will be converted into a number of shares of Dex Media common stock equal to the number of restricted shares multiplied by 0.2;

•

each restricted stock unit denominated in shares of Dex One common stock that is unsettled immediately prior to the effective time will become vested and converted into the right to receive a number of shares of Dex Media common stock equal to the “target” number of stock units set forth in the applicable restricted stock unit award agreement; and

•

each stock appreciation right in respect of Dex One common stock that is unsettled immediately prior to the completion of the transaction will be cancelled and will only entitle its holder to receive a number of shares of Dex Media common stock equal to (1) the excess, if any, of the closing price of Dex One common stock on the NYSE on the day before the closing date over the base price (as defined in the applicable Dex One stock appreciation right agreement), divided by (2) the closing price of Dex One common stock on the NYSE on the day before the closing date, multiplied by (3) the number of shares of Dex One common stock subject to such Dex One stock appreciation right immediately prior to the completion of the transaction, multiplied by (4) 0.2.

As of December 31, 2012, Dex One executive officers as a group held stock options to acquire 2,218,750 shares of Dex One common stock (with a weighted average exercise price of $11.17), 457,767 shares of Dex One restricted stock, 325,000 restricted stock units in respect of Dex One common stock and 81,576 stock appreciation rights in respect of Dex One common stock, and Dex One’s non-employee directors as a group held no stock options to acquire shares of Dex One common stock no shares of Dex One restricted stock, no restricted stock units in respect of Dex One common stock and no stock appreciation rights in respect of Dex One common stock.

Golden Parachute Compensation

Severance protection is provided to Dex One’s executive officers under employment agreements or severance policies and to other employees under severance policies, all of which were established prior to the transaction. Dex One believes this protection fosters a long term perspective in line with competitive practices. Severance payments and benefits are increased should certain executive officers be terminated without cause or voluntarily resign for good reason within two years after a change in control. This protection, while potentially costly, provides a number of important benefits to Dex One. First, it permits the impacted executive officers to evaluate a potential change in control transaction relatively free of concern for his or her own situation, and ameliorates any conflict between his or her own interests and those of Dex One’s stockholders. Second, change in control transactions take time to unfold, and a stable management team can help to preserve Dex One’s operations in order to enhance the value delivered to Dex One’s stockholders from a transaction or, if no transaction is consummated, to ensure that Dex One’s business will continue without undue disruption afterwards. Third, severance payments are only provided if the executive executes a separation agreement prepared by Dex One, which may include non-compete, non-solicitation, non-disparagement and confidentiality provisions. Dex One believes that the potential cost of its change in control severance payments and benefits, as a percentage of the potential transaction price, is well within the range of reasonable industry practice, and represents an appropriate cost relative to these benefits to Dex One and its stockholders.

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation which each of Dex One’s named executive officers may receive in connection with the transaction. This compensation is referred to as “golden parachute” compensation. The “golden parachute” compensation payable to Dex One’s named executive officers is subject to a non-binding advisory vote of Dex One stockholders, as described under “Proposal 2: Non-Binding Advisory Vote On Golden Parachute Compensation.” While not required pursuant to Item 402(t) of Regulation S-K, the following table also includes quantification of these amounts for Dex One’s other executive officers who are not named executive officers. These amounts are not subject to the non-binding advisory vote of Dex One’s stockholders, as described under “Proposal 2: Non-Binding Advisory Vote On Golden Parachute Compensation.”

Messrs. Mockett and Freiberg will not be continuing as executive officers of Dex Media and, as of the date of this document, no executive officer has entered into any amendments or modifications to an existing employment agreement or other arrangement with Dex One in connection with the transaction. In addition, Atish Banerjea left Dex One on January 25, 2013 and will not be receiving or entitled to receive any severance or change in control payments.

Given that the Dex One board of directors has determined that the transaction qualifies as a change in control as defined in each applicable agreement and/or plan, and assuming that the transaction is completed and the executive officers are terminated on December 31, 2012 in a qualifying termination of employment and are entitled to full benefits available under their respective employment agreement and/or applicable severance policy, as appropriate, the executive officers would receive approximately the amounts set forth in the table below, based on a per share price of Dex One common stock of $1.72, the average closing price per share of Dex One common stock for the first five days following the public announcement of the transaction on August 21, 2012, as required pursuant to Item 402(t) of Regulation S-K. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this document. As a result, the actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Alfred T. Mockett
Chief Executive Officer and President	6,581,250	114,667	14,070	0	6,709,987
Gregory W. Freiberg
Executive Vice President and Chief Financial Officer	1,609,688	114,667	11,649	—	1,736,004
Richard J. Hanna
Executive Vice President Sales and Marketing	1,893,750	172,000	13,301	—	2,079,051
Atish Banerjea(5)
Senior Vice President and Chief Technology Officer	1,350,000	143,333	11,608	—	1,504,941
Mark W. Hianik
Senior Vice President, General Counsel and Chief Administrative Officer	1,518,750	117,533	11,689	—	1,647,972
Sylvester J. Johnson
Current Vice President & Controller; Former Interim Principal Financial Officer	210,000	50,167	4,262	—	264,429
All other executive officers as a group(6)	2,812,523	312,466	32,250	—	3,157,239

(1)	These payments are equal to (a) a multiple of the executive officer’s annual base salary (as described below) plus (b) a multiple of the executive officer’s guideline annual incentive (as described below) plus (c) a cash payment of the annual incentive actually earned for 2012 performance (projected for purposes of this table at 75% of target), payable based on the number of days worked in 2012. The payments set forth in this column are “double-trigger,” as they will only be payable in the event of certain terminations of employment following the consummation of the merger.

Name	Severance Multiple of Salary	Severance Multiple of Guideline Incentive
Alfred T. Mockett	3x	3x
Gregory W. Freiberg	2x	2x
Richard J. Hanna	2x	2x
Atish Banerjea	2x	2x
Mark W. Hianik	2x	2x
Sylvester J. Johnson	0.5x	0x

(2)

This amount represents the aggregate in-the-money value of the stock appreciation rights, stock options and restricted stock which would become vested as a direct result of the merger plus the aggregate value of any in-the-money price vested stock options deemed earned and vested solely as a direct result of the merger plus the value of any performance-based restricted stock units deemed earned at target performance and vested solely as a result of the merger. The accelerated vesting of the restricted stock is “single-trigger,” and will take place upon the consummation of the transaction, regardless of whether the executive officer is terminated. The restricted stock units deemed earned at target performance upon the consummation of the transaction will continue to vest pursuant to their terms, subject to accelerated vesting in the event the executive officer is terminated.

Name	Value of SARs ($)	Value of Stock Options ($)	Value of Price Vested Stock Options ($)	Value of Restricted Stock Awards ($)	Value of Performance- Based RSUs ($)
Alfred T. Mockett	—	0	—	114,667	0
Gregory W. Freiberg	—	52,000	0	114,667	0
Richard J. Hanna	—	0	0	86,000	86,000
Atish Banerjea	—	0	0	57,333	86,000
Mark W. Hianik	0	0	0	14,333	103,200
Sylvester J. Johnson	0	0	0	7,167	43,000

(3)	This amount represents eighteen months COBRA supplement and life insurance continuation, except for Mr. Johnson, who is eligible to receive seven months COBRA and no life insurance continuation. These payments are “double-trigger,” as they will only be payable in the event of certain terminations of employment following the consummation of the merger.
(4)	Per the terms of Mr. Mockett’s employment agreement, if a Change in Control within the meaning of Section 280G of the Internal Revenue Code occurs on or before December 31, 2012, Mr. Mockett is eligible to receive a tax reimbursement for any excise tax payments required under Section 4999 of the Internal Revenue Code. Mr. Mockett’s payments are not projected to result in an excise tax, and therefore Mr. Mockett would receive no tax reimbursements. No other executive officer is eligible for tax reimbursements.
(5)	Mr. Banerjea left Dex One on January 25, 2013.
(6)	Not subject to non-binding, advisory vote on golden parachute compensation.

Franklin Resources, Inc.

Directors Richard L. Kuersteiner, Mark A. McEachen and Alan F. Schultz were initially appointed to serve as directors by Franklin Advisers, Inc., an affiliate of Franklin Resources, Inc. (“Franklin Resources”). Franklin Resources filed a Schedule 13D/A with the SEC on March 14, 2012 reporting that one or more open- or closed-end investment companies or other managed accounts that are clients of investment managers that are direct and indirect subsidiaries of Franklin Resources beneficially owned 13,770,362 shares of Dex One’s common stock as of March 14, 2012, or approximately 27.4% of Dex One’s outstanding common stock.

SuperMedia

Outstanding SuperMedia Stock Awards

The merger agreement specifies how equity compensation awards issued by SuperMedia prior to completion of the transaction will be treated in the transaction. Upon completion of the transaction:

•

each outstanding option issued by SuperMedia to acquire SuperMedia common stock will be cancelled and each holder of such options will be paid in cash an amount equal to (1) the excess, if any, of the closing sale price on the day before the closing date of a share of SuperMedia common stock over the exercise price of such outstanding option multiplied by (2) the number of shares of SuperMedia common stock subject to such options;

•

each restricted share of SuperMedia common stock will be converted into a number of shares of Dex Media common stock equal to the number of shares of SuperMedia common stock underlying such restricted share multiplied by 0.4386; and

•

each restricted stock unit denominated in shares of SuperMedia common stock that is unsettled immediately prior to the effective time will be settled in accordance with the terms of the applicable SuperMedia stock plan and award agreement under which it was granted. To the extent such restricted stock units are settled in SuperMedia common stock, such SuperMedia common stock shall receive Dex Media common stock in connection with the transaction in the same manner as all other shares of SuperMedia common stock.

Pursuant to the terms of the merger agreement, all outstanding options to acquire SuperMedia common stock not exercised by immediately prior to the effective time will be cancelled. Immediately prior to the effective time, all SuperMedia restricted stock units will vest and be settled in SuperMedia common stock.

As of January 25, 2013, SuperMedia executive officers as a group held stock options to acquire 253,500 shares of SuperMedia common stock (with a weighted average exercise price of $7.89), 306,300 shares of SuperMedia restricted stock, and 57,014 restricted stock units in respect of SuperMedia common stock, and SuperMedia’s non-employee directors as a group held 88,842 shares of SuperMedia restricted stock and 9,459 restricted stock units in respect of SuperMedia common stock.

Golden Parachute Compensation

SuperMedia provides certain executive officers with severance benefits in the event of a termination of employment without cause or in connection with a change in control of the company. These severance benefits are designed to assist SuperMedia in attracting and retaining talented executives. In addition, the change in control severance benefits are intended to (a) ensure that SuperMedia’s executives are able, as a practical matter, to evaluate any potential change in control transactions objectively, (b) encourage executives to remain employed by SuperMedia in the event a change in control becomes a real possibility and (c) protect SuperMedia’s interests through restrictive post-employment covenants, including noncompetition and nonsolicitation covenants.

For the determination of benefits, the transaction represents a change in control for (1) SuperMedia’s president and chief executive officer pursuant to his employment agreement and (2) certain other SuperMedia executive officers, including SuperMedia’s current named executive officers, pursuant to the executive transition plan (the “transition plan”).

Potential Payments Upon Change in Control — President and CEO

For termination in connection with a change in control, SuperMedia’s president and chief executive officer, Mr. McDonald, is eligible to receive certain severance benefits pursuant to his employment agreement with the company. If the company terminates Mr. McDonald’s employment without cause or Mr. McDonald terminates his employment for good reason during the period beginning three months prior to the date of a change in control and ending on the second anniversary of the change in control, then, subject to Mr. McDonald’s satisfaction of certain conditions, he is entitled to receive the following payments and benefits:

•

an amount equal to three times (a) his base salary at the rate in effect when the notice of termination is given, plus (b) his target short-term incentive award for the calendar year in which the termination occurs;

•	an amount equal to his unpaid base salary earned through the date of termination, unpaid vacation time and unpaid short-term incentive award earned for the preceding year;

•	accelerated vesting of all of the restricted stock and all of the stock option awards granted under his employment agreement;

•

for up to 18 months, the company will pay the cost of COBRA continuation coverage to the extent Mr. McDonald, his spouse and/or dependents are eligible for and entitled to receive COBRA continuation coverage; and

•

all other vested benefits, including the right to indemnification, due in accordance with then-existing employee benefit plans, policies and practices (other than SuperMedia’s executive transition plan).

Potential Payments Upon Change in Control – Other Executive Officers

For certain other executive officers, including SuperMedia’s current named executive officers, termination benefits are provided pursuant to the transition plan. During 2010, the committee amended the transition plan to eliminate tax gross-up payments for new participants and to bring the plan into compliance with Section 409A requirements. The company is not required to provide any payment or benefit under the transition plan that duplicates any payment or benefit that an executive officer is entitled to receive under any other company compensation or benefit plan, award agreement, or other arrangement.

If the company terminates the employment of an executive officer without cause during the period beginning six months prior to the date of a change in control (or, if earlier, the date a definitive agreement is signed that would result in a change in control) and ending on the first anniversary of the change in control, or if an executive officer terminates employment for good reason within one year after a change in control, then the officer is entitled to receive the following payments and benefits:

•

an amount equal to a multiple (the “severance multiplier”) of (a) the officer’s highest annual rate of base salary at any time during the preceding 24 months, plus (b) the officer’s target short-term incentive award for the calendar year in which the termination occurs (or, if greater, the actual short-term incentive award earned by the officer for the preceding calendar year). The severance multiplier is 2.0 for payments and benefits payable in the event of a termination in connection with a change in control;

•

an amount equal to the officer’s target short-term incentive award for the year in which the termination occurs, prorated by the number of days elapsed since the beginning of that year to the date of termination;

•	an amount equal to the officer’s unpaid base salary earned through the date of termination and unpaid short-term incentive award earned for the preceding year;

•	any payments or benefits payable to the officer or the officer’s spouse or other dependents under any other company employee plan or program;

•

continued participation by the officer and the officer’s spouse and other dependents in the company’s group health plan, at the same benefit and contribution levels in effect immediately before the termination for a number of months equal to 12 times the severance multiplier (2.0) or, if sooner, until similar coverage is obtained under a new employer’s plan. If continued coverage is not permitted by the company’s plan or applicable law, the company will pay the cost of COBRA continuation coverage to the extent any of these persons elects and is entitled to receive COBRA continuation coverage;

•

if applicable, continued participation in the company’s executive life insurance program for the greater of (a) a number of months equal to 12 times the severance multiplier (2.0) as if the officer’s employment had continued at the officer’s highest annual rate of base salary in effect at any time during the 24 months preceding termination of employment, and (b) the period provided by the program;

•	continued receipt of perquisites made available to the officer during the 12 months preceding the termination for a number of months equal to 12 times the severance multiplier (2.0); and

•	outplacement services for up to one year following the termination.

In the event a change in control occurs, all outstanding long-term incentive awards held by an executive officer will become fully vested if the officer is employed by the company immediately before the change in control occurs.

Termination for Good Reason

An executive officer is deemed to have terminated his or her employment for good reason if the termination follows:

•

a material adverse change in status or position, including, without limitation, any material adverse change resulting from a diminution in the executive officer’s position, duties, responsibilities, authority or assignment of duties to the executive officer that are materially inconsistent with his or her status or position;

•	a reduction in base salary or target incentive opportunities;

•	the relocation of the covered named executive officer’s principal place of business of more than 50 miles; or

•	at the time of a change in control, a failure by the successor company to assume the company’s obligations under the transition plan.

As of the date of this document, no SuperMedia executive officers have entered into any amendments or modifications to existing employment agreements or other arrangements with SuperMedia in connection with the transaction.

The mergers represent a change in control under SuperMedia’s executive severance plans. If the mergers are completed, and an executive officer’s employment is terminated on December 31, 2012 in a qualifying termination of employment, then the executive officer would be entitled to full benefits available under his employment agreement and/or the transition plan, as applicable, and the executive officer would receive approximately the amounts set forth in the table below (based on a per share price of SuperMedia common stock of $3.73, the average closing price per share of SuperMedia common stock for the first five days following the public announcement of the transaction on August 21, 2012, as required pursuant to Item 402(t) of Regulation S-K). The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this document. As a result, the actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Other ($)(6)	Total ($)
Peter J. McDonald President and Chief Executive Officer	8,451,920	186,500	—	18,128	—	—	8,656,548
Samuel D. Jones Executive Vice President, Chief Financial Officer and Treasurer	3,155,970	133,721	1,154,078	77,708	1,392,010	9,500	5,922,986
Frank P. Gatto Executive Vice President – Operations	2,477,664	96,350	1,369,920	252,934	994,810	9,500	5,201,178
Del Humenik Executive Vice President – Sales	2,687,372	146,712	—	72,325	—	9,500	2,915,909
Cody Wilbanks Executive Vice President, General Counsel and Secretary	2,382,518	86,502	1,032,914	84,712	1,019,765	9,500	4,615,911

(1)	Represents (1) the value of severance benefits paid in cash and (2) the value of accelerated long-term incentive awards paid in cash to each respective officer following a “Change in Control,” as defined in SuperMedia’s 2009 Long Term Incentive Plan. The payments set forth in this column include severance benefits, which would only be payable in the event of certain terminations of employment following the consummation of the transaction.

For Mr. McDonald, cash includes (1) $889,920 for the 2012 STI which would be paid within 30 days following a Change in Control, (2) $2,000,000 which represents the maximum payout under the 2012 Long-term Cash Incentive Plan, such amount to be paid six months after a Change in Control, and (3) Severance benefits of $5,562,000 payable under his employment agreement with SuperMedia.

For Mr. Jones, cash includes (1) $333,720 for the 2012 STI which would be paid within 30 days following a Change in Control, (2) $1,200,000 which represents the maximum payout under the 2012 Long-term Cash Incentive Plan, such amount to be paid six months after a Change in Control, and (3) severance benefits of $1,622,250 payable under the Executive Transition Plan.

For Mr. Gatto, cash includes (1) $276,864 for the 2012 STI which would be paid within 30 days following a Change in Control, (2) $800,000 which represents the maximum payout under the 2012 Long-term Cash Incentive Plan, such amount to be paid six months after a Change in Control, and (3) Severance benefits of $1,400,800 payable under the Executive Transition Plan.

For Mr. Humenik, cash includes (1) $311,472 for the 2012 STI which would be paid within 30 days following a Change in Control, (2) $800,000 which represents the maximum payout under the 2012 Long-term Cash Incentive Plan, such amount to be paid six months after a Change in Control, and (3) Severance benefits of $1,575,900 payable under the Executive Transition Plan.

For Mr. Wilbanks, cash includes (1) $294,168 for the 2012 STI which would be paid within 30 days following a Change in Control, (2) $600,000 which represents the maximum payout under the 2012 Long-term Cash Incentive Plan, such amount to be paid six months after a Change in Control, and (3) Severance benefits of $1,488,350 payable under the Executive Transition Plan.

(2)	Equity includes the value of unvested restricted stock and restricted stock units, the vesting of which would accelerate upon a Change in Control as defined in SuperMedia’s Long-Term Incentive Plan. The accelerated vesting of the restricted stock and restricted stock units is “single-trigger,” and will take place upon the consummation of the transaction, regardless of whether the executive officer is terminated. The number of shares that would vest for each executive are: Mr. McDonald, 50,000 shares; Mr. Jones, 35,850 shares; Mr. Gatto, 25,831 shares; Mr. Humenik, 39,333 shares; Mr. Wilbanks, 23,191 shares. All shares are valued at $3.73 per share, which represents the average closing price for SuperMedia common stock on the five trading days following the announcement of the proposed merger on August 21, 2012.
(3)	SuperMedia’s named executive officers participating in the Verizon pension plans prior to SuperMedia’s spin-off in 2006 participate in the SuperMedia pension plan for management employees (the “management plan”) and the SuperMedia excess pension plan (the “excess plan”). These plans provide for benefits that were provided to these named executive officers under Verizon pension plans prior to the spin-off in 2006. SuperMedia’s management plan does not accept new participants and existing plan participants do not receive credit for additional years of service other than for determining retirement eligibility. The value of these benefits to participating executives does not increase or decrease due to the proposed merger or any other change in control of SuperMedia.
(4)	For Mr. McDonald, the value of Perquisites/Benefits comprises $18,128 for subsidized COBRA benefits for 18 months following a Change in Control. The payments set forth in this Column are “double-trigger,” as they will only be payable in the event of certain terminations of employment following the consummation of the transaction.

For Mr. Jones, the value of Perquisites/Benefits comprises (1) $15,438 for retiree medical benefits, (2) $31,200 for flexible benefits pursuant to the Executive Transition Plan, (3) $27,070 for financial planning benefits pursuant to the Executive Transition Plan, (4) $4,000 for physical examinations pursuant to the Executive Transition Plan.

For Mr. Gatto, the value of Perquisites/Benefits comprises (1) $21,047 for retiree medical benefits, (2) $31,200 for flexible benefits pursuant to the Executive Transition Plan, (3) $27,070 for financial planning benefits pursuant to the Executive Transition Plan, (4) $4,000 for physical examinations pursuant to the Executive Transition Plan, (5) $169,617 for present value of the premiums expected to be reimbursed by SuperMedia, assuming the named executive officer continues to participate in the executive whole life insurance program. For the table, it has been assumed that Mr. Gatto will continue to participate in this program until age 60. The other named executive officers do not participate in the executive whole life insurance program. Life insurance program benefits payable upon death, if any, represent the death benefit payable to the officer’s beneficiaries by the life insurance company.

For Mr. Humenik, the value of Perquisites/Benefits comprises (1) $10,055 for retiree medical benefits, (2) $31,200 for flexible benefits pursuant to the Executive Transition Plan, (3) $27,070 for financial planning benefits pursuant to the Executive Transition Plan, (4) $4,000 for physical examinations pursuant to the Executive Transition Plan.

For Mr. Wilbanks, the value of Perquisite/Benefits comprises (1) $22,422 for retiree medical benefits, (2) $31,200 for flexible benefits pursuant to the Executive Transition Plan, (3) $27,070 for financial planning benefits pursuant to the Executive Transition Plan, (4) $4,000 for physical examinations pursuant to the Executive Transition Plan.

(5)	Tax Gross-Up Payments. In the event an executive officer is subject to federal excise taxes for benefits he or she is entitled to under the transition plan or otherwise from SuperMedia, the officer is entitled to receive an amount necessary to offset the excise taxes and any related income taxes, penalties and interest. All officers that joined SuperMedia after January 1, 2010 do not receive tax gross-up payments. Messrs. Jones, Gatto and Wilbanks are the only executives eligible for this benefit. The payments set forth in this column are “double-trigger,” as they will only be payable in the event of certain terminations of employment following the consummation of the transaction.
(6)	Outplacement Services. In the event an executive who is eligible for benefits under the Executive Transition Plan terminates employment without cause and in connection with a Change in Control, the executive will be eligible for outplacement services for up to one year following termination; SuperMedia has assigned a value of $9,500 to these services.

Indemnification and Insurance

SuperMedia’s executive officers and directors also have rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the transaction. The merger agreement provides that from and after the effective date of the merger, Dex Media will indemnify to the fullest extent provided under applicable law, as well as under SuperMedia’s current certificate of incorporation, bylaws and existing indemnification agreements, each of SuperMedia’s directors or officers against all losses or costs in connection with any claim pertaining to (1) the fact that such person is or was a director or officer of SuperMedia or its subsidiaries or (2) the merger agreement and the transactions it contemplates. The merger agreement further provides that Dex Media will cause the officers and directors of SuperMedia to be covered for a period of six years by SuperMedia’s directors’ and officers’ insurance, or policies (or, at SuperMedia’s option, SuperMedia may purchase a prepaid “tail policy”) that are not less advantageous than SuperMedia’s existing policies, with respect to acts or omissions occurring prior to the transaction, provided that Dex Media will not be required to pay annual premiums in excess of 300% of SuperMedia’s current premiums. The parties have also agreed to cooperate and use their best efforts to defend against and respond to any claim, action, suit, proceeding or investigation pertaining to (1) a director or officer of SuperMedia or its subsidiaries or (2) the merger agreement and the transactions it contemplates.

Paulson & Co. Inc.

John Slater has served as a director of SuperMedia since January 21, 2010. Mr. Slater was nominated by Paulson, pursuant to a standstill agreement between SuperMedia and Paulson, to serve on the SuperMedia board of directors. He currently serves as a senior vice president at Paulson & Co. Inc. According to a Schedule 13D filed by Paulson on January 11, 2010, Paulson reported that it beneficially owned 2,607,506 shares of common stock of SuperMedia, or approximately 16.8% of SuperMedia’s outstanding common stock. According to a Schedule 13D filed by Paulson on February 14, 2011, Paulson reported that it beneficially owned 3,676,394 shares of common stock of Dex One, or approximately 7.35% of Dex One’s outstanding common stock. Mr. Slater abstained from the vote of the SuperMedia board of directors to approve the transaction. In addition, Mr. Slater is currently employed by Paulson, a significant holder of common stock and senior indebtedness of SuperMedia, and the consummation of the transaction may be a material factor in determining discretionary compensation he may be paid by Paulson. Mr. Slater served as a member of the unofficial steering committee of SuperMedia’s secured lenders that negotiated the terms of the financing amendments.

Compensation of Dex Media’s Executive Officers

Prior to the closing of the transaction, Dex Media will not have any employees and, accordingly, has not included any compensation and other benefits information.

Information concerning the historical compensation paid by Dex One to its executive officers and SuperMedia to its executive officers, some of whom are expected to be the executive officers of Dex Media, is contained in Dex One’s proxy statement for its 2012 annual meeting of stockholders under the heading “Executive Compensation” beginning on page 19 thereto and is contained in the section entitled “Additional Information About SuperMedia—SuperMedia’s Executive Officer and Director Compensation—Executive Compensation.”

Following the closing of the transaction, it is expected that a compensation committee of Dex Media will be formed, will oversee and determine the compensation of the chief executive officer and other executive officers of Dex Media and will evaluate and determine the appropriate executive compensation philosophy and objectives for Dex Media. This compensation committee will evaluate and determine the appropriate design of the Dex Media executive compensation program and the appropriate process for establishing executive compensation. With respect to base salaries, annual incentive compensation and long-term incentive awards (or their equivalents), it is expected that Dex Media’s compensation committee will develop programs reflecting appropriate measures, goals, targets and business objectives based on Dex Media’s competitive marketplace. It is expected that the Dex Media compensation committee will also determine the appropriate benefits, perquisites and severance arrangements, if any, that it will make available to executive officers and may retain a compensation consultant with respect to these executive compensation evaluations and determinations.

This Dex Media compensation committee is expected to review its compensation policies with respect to the executive officers of Dex Media after the closing of the transaction. Although Dex Media’s future executive officer compensation practices are expected to be based on Dex One’s and SuperMedia’s historical executive officer compensation practices, Dex Media’s compensation committee may review the impact of the merger on executive officer compensation practices and may make adjustments that it believes are appropriate in structuring Dex Media’s future executive officer compensation arrangements.

Compensation of Dex Media’s Directors

Information concerning the historical compensation paid by Dex One to its non-employee directors, all of whom are expected to be non-employee directors of Dex Media, is contained in Dex One’s proxy statement for its 2012 annual meeting of stockholders under the heading “Director Compensation” beginning on page 36 thereto and is incorporated herein by reference. Information concerning the historical compensation paid by SuperMedia to its non-employee directors, four of whom are expected to be non-employee directors of Dex Media, is contained in the section entitled “Additional Information About SuperMedia—SuperMedia’s Executive Officer and Director Compensation—2012 Director Compensation.”

Following the closing of the transaction, director compensation will be determined by Dex Media’s compensation committee. Although Dex Media’s future director compensation practices are expected to be based on Dex One’s and SuperMedia’s historical director compensation practices, Dex Media’s compensation committee may review the impact of the merger on director compensation practices and may make adjustments that it believes are appropriate in structuring Dex Media’s future director compensation arrangements.

Indemnification of Dex Media’s Executive Officers and Directors

Upon consummation of the transaction, Dex Media’s executive officers and directors also will have rights to indemnification and directors’ and officers’ liability insurance. Dex Media will indemnify to the fullest extent provided under applicable law, as well as under Dex Media’s certificate of incorporation, bylaws and existing indemnification agreements, each of Dex Media’s directors or officers against all losses or costs in connection with any claim pertaining to the fact that such person is or was a director or officer of Dex Media or its subsidiaries.

PROPOSAL 2: NON-BINDING ADVISORY VOTE ON GOLDEN PARACHUTE COMPENSATION

Dex One and SuperMedia are requesting that their respective stockholders consider and vote on proposals to approve, on a non-binding, advisory basis, compensation that may be paid or become payable to named executive officers of Dex One and SuperMedia relating to the transaction.

Dex One is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Dex One’s named executive officers in connection with the transaction, as disclosed in the table in the section of this document entitled “The Transaction—Interests of Certain Persons in the Transaction—Dex One—Golden Parachute Compensation” including the associated narrative discussion and the agreements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The board of directors of Dex One recommends that you vote “FOR” the proposal to approve, on a non-binding advisory basis, the specified compensatory arrangements between Dex One and its named executive officers relating to the transaction.

SuperMedia is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to SuperMedia’s named executive officers in connection with the transaction, as disclosed in the table in the section of this document entitled “The Transaction—Interests of Certain Persons in the Transaction—SuperMedia—Golden Parachute Compensation” including the associated narrative discussion and the agreements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The board of directors of SuperMedia recommends that you vote “FOR” the proposal to approve, on a non-binding advisory basis, the specified compensatory arrangements between SuperMedia and its named executive officers relating to the transaction.

The vote on executive compensation payable in connection with the transaction is a vote separate and apart from the vote to approve the transaction. Accordingly, you may vote to approve the executive compensation and vote not to approve the transaction and vice versa. Because the vote is advisory in nature only, it will not be binding on Dex One or SuperMedia. The transaction is not conditioned on approval of this proposal.

In considering the recommendation of the board of directors of Dex One and SuperMedia, you should be aware that certain directors and executive officers of Dex One and SuperMedia will have interests in the proposed transaction in addition to interests they might have as stockholders. See “The Transaction—Interests of Certain Persons in the Transaction.”

PROPOSAL 3: APPROVAL OF ADJOURNMENT OF SPECIAL MEETING

If, at the special meeting of either Dex One stockholders or SuperMedia stockholders, the number of shares of either Dex One common stock or SuperMedia common stock present or represented and voting in favor of the approval and adoption of the merger agreement and the transactions it contemplates is not sufficient to adopt and approve the merger agreement under Delaware law, either Dex One or SuperMedia management, as applicable, may move to adjourn their respective special meeting in order to enable the board of directors of Dex One or SuperMedia, as applicable, to continue to solicit additional proxies in favor of the approval and adoption of the merger agreement.

In this proposal, you are asked to authorize the holder of any proxy solicited by the board of directors of either Dex One or SuperMedia, as applicable, to vote in favor of adjourning the special meeting and any later adjournments, to another time and place. If the Dex One stockholders or SuperMedia stockholders approve the meeting adjournment proposal, Dex One or SuperMedia could adjourn the special meeting, and any adjourned session of the special meeting, to a later date and use the additional time to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement and the transactions it contemplates, including the solicitation of proxies from holders of either Dex One or SuperMedia common stock that have previously voted against Proposal 1. Among other things, approval of the meeting adjournment proposal could mean that, even if either Dex One or SuperMedia had received proxies representing a majority of votes against Proposal 1, either Dex One or SuperMedia could adjourn the special meeting without a vote on Proposal 1 and seek to convince the holders of those shares to change their votes to votes in favor of the approval and adoption of the merger agreement and the transactions it contemplates.

The Dex One and SuperMedia boards of directors believe that if the number of shares of either Dex One common stock or SuperMedia common stock present or represented at the special meeting and voting in favor of Proposal 1 is not sufficient to approve and adopt the merger agreement and the transactions it contemplates, it is in the best interests of the holders of both Dex One common stock and SuperMedia common stock to enable the respective board of directors, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes to adopt the merger agreement.

If either special meeting is adjourned, then the voting deadline for the company that adjourns its meeting will be automatically moved to the time that is 30 minutes after the special meeting is reconvened.

The Dex One and SuperMedia boards of directors recommend that you vote “FOR” the meeting adjournment proposal.

THE MERGER AGREEMENT

The following section describes certain aspects of the transaction, including material provisions of the merger agreement, but does not describe all the terms of the merger agreement and may not contain all of the information about the merger agreement that is important to you. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this document as Appendix A and is incorporated by reference into this document. We urge you to read the merger agreement carefully and in its entirety because it is the legal document that governs the transaction.

The merger agreement is included in this document to provide you with information regarding its terms and is not intended to provide any factual information about Dex One or SuperMedia or their respective businesses. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	were made as of a specific date and may be subject to more recent developments;

•	do not survive the consummation of the transaction;

•	may not be intended as statements of fact, but rather as a way of allocating the risk between the parties in the event that the statements in the merger agreement prove to be inaccurate;

•

have been qualified by certain disclosures that were made between the parties in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement itself; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

For the foregoing reasons, you should not rely on the representations, warranties and covenants or any descriptions of those provisions or other provisions of the merger agreement as characterizations of the actual state of facts or condition of Dex One or SuperMedia or any of their respective subsidiaries or affiliates, but instead should read them only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document. See the section entitled “Where You Can Find More Information.”

Structure of the Transaction

On August 20, 2012, the SuperMedia board and the Dex One board each approved the merger agreement, which was amended and restated on December 5, 2012, and is attached hereto as Appendix A, which provides for two separate mergers involving Dex One and SuperMedia, respectively. First, the merger agreement provides for Dex One to merge with and into its direct, wholly owned subsidiary, Newdex, with Newdex surviving the merger. As a consequence of the Dex One merger, each share of common stock of Dex One will be converted into 0.2 shares of common stock of Newdex, and holders of Dex One common stock will own approximately 60% of the common stock of Newdex. Second, immediately following the consummation of the Dex One merger, the merger agreement provides for the merger of Merger Sub with and into SuperMedia, with SuperMedia surviving the merger as a wholly owned subsidiary of Newdex. As a consequence of the SuperMedia merger with Merger Sub, each share of common stock of SuperMedia will be converted into 0.4386 shares of common stock of Newdex, and holders of SuperMedia common stock will own approximately 40% of the common stock of Newdex. As a result of the mergers, SuperMedia will be a direct wholly owned subsidiary of Newdex, which will change its name from Newdex, Inc. to Dex Media, Inc. and will be a publicly traded corporation. The current Dex One subsidiary named “Dex Media, Inc.” will change its name to “Dex Media Holdings, Inc.” following the consummation of the transaction.

The transaction may be consummated either out of court or through Chapter 11 cases under the prepackaged plans. In the event the transaction is consummated through Chapter 11 cases, the respective percentage of

Newdex common stock held by SuperMedia common stockholders and Dex One common stockholders upon consummation of the transaction may be subject to adjustment if Dex One, with the consent of SuperMedia, exercises its option to issue and distribute Newdex common stock under the employee benefits plans designated by Dex Media. See “The Prepackaged Plans.” A copy of the Dex One prepackaged plan is attached as Appendix F to this document, and a copy of the SuperMedia prepackaged plan is attached as Appendix G to this document. Dex One and SuperMedia encourage you to read the entire merger agreement carefully because it is the principal document governing the transaction. Dex One and SuperMedia also encourage you to read the prepackaged plans, because they will be the principal documents governing the transaction if the transaction is consummated under Chapter 11 cases.

At the effective time of the transaction, whether the transaction is consummated out of court or through Chapter 11 cases, (a) Dex One stockholders will receive 0.2 shares of Dex Media common stock for each share of Dex One common stock that they own, which reflects a 1-for-5 reverse stock split of Dex One common stock and (b) SuperMedia stockholders will receive 0.4386 shares of Dex Media common stock for each share of SuperMedia common stock that they own.

Treatment of Stock Awards

Dex One

The merger agreement specifies how equity compensation awards issued by Dex One prior to completion of the transaction will be treated in the transaction. Upon completion of the transaction:

•

each outstanding option issued by Dex One to acquire Dex One common stock, whether vested or unvested, will (1) if the closing price of Dex One common stock on the NYSE on the day before the closing date is less than or equal to the exercise price for such option to acquire Dex One common stock, be cancelled for no value; and (2) if the closing price of Dex One common stock on the NYSE on the day before the closing date is more than the exercise price for such option to acquire Dex One common stock, be converted into a fully vested option to purchase a number of shares of Dex Media common stock equal to the number of shares of Dex One common stock subject to such option (or, if such option is a price-vested stock option, the number of shares that vest under the applicable award upon a Change in Control, as defined in the applicable award agreement) multiplied by 0.2 and the per share exercise price for Dex Media common stock issuable upon such converted option will be equal to the exercise price of the original unconverted option divided by 0.2 and rounded up to the nearest whole cent;

•	each restricted share of Dex One common stock will be converted into a number of shares of Dex Media common stock equal to the number of restricted shares multiplied by 0.2;

•

each restricted stock unit denominated in shares of Dex One common stock that is unsettled immediately prior to the effective time will become vested and converted into the right to receive a number of shares of Dex Media common stock equal to the “target” number of stock units set forth in the applicable restricted stock unit award agreement multiplied by 0.2; and

•

each stock appreciation right in respect of Dex One common stock that is unsettled immediately prior to the completion of the transaction will be cancelled and will only entitle its holder to receive a number of shares of Dex Media common stock equal to (1) the excess, if any, of the closing price of Dex One common stock on the NYSE on the day before the closing date over the base price (as defined in the applicable Dex One stock appreciation right agreement), divided by (2) the closing price of Dex One common stock on the NYSE on the day before the closing date, multiplied by (3) the number of shares of Dex One common stock subject to such Dex One stock appreciation right immediately prior to the completion of the transaction, multiplied by (4) 0.2.

SuperMedia

The merger agreement specifies how equity compensation awards issued by SuperMedia prior to completion of the transaction will be treated in the transaction. Upon completion of the transaction:

•

each outstanding option issued by SuperMedia to acquire SuperMedia common stock will be cancelled and each holder of such options will be paid in cash an amount equal to (1) the excess, if any, of the closing sale price on the day before the closing date of a share of SuperMedia common stock over the exercise price of such outstanding option multiplied by (2) the number of shares of SuperMedia common stock subject to such options;

•

each restricted share of SuperMedia common stock will be converted into a number of shares of Dex Media common stock equal to the number of shares of SuperMedia common stock underlying such restricted share multiplied by 0.4386; and

•

each restricted stock unit denominated in shares of SuperMedia common stock that is unsettled immediately prior to the effective time will be settled in accordance with the terms of the applicable SuperMedia stock plan and award agreement under which it was granted. To the extent such restricted stock units are settled in SuperMedia common stock, such SuperMedia common stock shall receive Dex Media common stock in connection with the transaction in the same manner as all other shares of SuperMedia common stock.

Closing and Effective Time of the Transaction

The transaction will be completed only if all of the following occur:

•	unless the transaction is consummated through Chapter 11 cases, the merger agreement is separately approved by Dex One stockholders and SuperMedia stockholders;

•

unless the transaction is consummated through Chapter 11 cases, the receipt of all necessary consents of Dex One’s creditors to the transaction and the execution of each of Dex One’s required financing amendments (which shall contain the terms set forth in “Description of Certain Indebtedness” or deviate from such terms only to the extent reasonably acceptable to both Dex One and SuperMedia) by creditors holding 100% of Dex One’s debt;

•

unless the transaction is consummated through Chapter 11 cases, the receipt of all necessary consents of SuperMedia’s creditors to the transaction and the execution of SuperMedia’s required financing amendment (which shall contain the terms set forth in “Description of Certain Indebtedness” or deviate from such terms only to the extent reasonably acceptable to both Dex One and SuperMedia) by creditors holding 100% of SuperMedia’s debt;

•	required governmental and regulatory approvals have been obtained;

•

if the transaction is consummated through Chapter 11 cases, Bankruptcy Court approval and effectiveness of the prepackaged plans, which will require, among other things, approval of the prepackaged plans by 2/3 of Dex One and SuperMedia’s respective stockholders that vote on the prepackaged plans (as well as a majority of their respective senior secured creditors that vote on the prepackaged plans for each of their respective senior secured facilities and at least 2/3 of the aggregate principal amount of the amount held by senior secured creditors that vote with respect to each of their respective senior secured credit facilities); and

•	all other conditions to the transaction discussed in this document and the merger agreement are either satisfied or waived.

The Dex One merger and the SuperMedia merger, whether consummated out of court or through Chapter 11 cases, each will become effective at the time set forth in the applicable certificate of merger is that filed with the Secretary of State of the State of Delaware. In the merger agreement, we have agreed to cause the completion of the transaction to occur no later than the fifth business day following the satisfaction or waiver of the last of the outstanding conditions specified in the merger agreement, or on another mutually agreed date. If the transaction is consummated through Chapter 11 cases, the prepackaged plans provide that the completion of the transaction shall occur on the first business day following the satisfaction or waiver of the last outstanding conditions precedent specified in the prepackaged plans. We cannot guarantee when or if the transaction will be completed. The certificate of incorporation and bylaws of Dex Media upon the completion of the transaction shall be in the forms set forth in Appendix B and Appendix C, respectively.

Distribution of Dex Media Shares

The conversion of Dex One common stock into Dex Media common stock at a 0.2 exchange ratio and the conversion of SuperMedia common stock into the right to receive Dex Media common stock at a 0.4386 exchange ratio will occur automatically upon the completion of the transaction, whether consummated outside of court or through Chapter 11 cases. As soon as reasonably practicable after the completion of the transaction, the exchange agent will exchange certificates representing shares of SuperMedia common stock for the transaction consideration to be received pursuant to the terms of the merger agreement. Prior to the completion of the transaction, the parties will select a bank or trust company reasonably acceptable to Dex One and SuperMedia to be the exchange agent, who will exchange certificates or common stock held in book-entry form representing shares of SuperMedia common stock, for the transaction consideration and perform other duties as explained in the merger agreement.

Automatic Conversion of Dex One Shares

Upon completion of the transaction, whether consummated outside of court or through Chapter 11 cases, shares of Dex One common stock, all of which are held in book-entry form, will be automatically converted into shares (including fractional shares) of Dex Media common stock in book-entry form.

Exchange of SuperMedia Shares

Promptly after the completion of the transaction, whether consummated outside of court or through Chapter 11 proceeding, the exchange agent will mail a letter of transmittal to each certificated stockholder of record of SuperMedia common stock as of the effective time of the transaction. This mailing will contain instructions on how to surrender SuperMedia common stock in exchange for statements indicating book-entry ownership of Dex Media common stock, which shall include fractional shares. When you deliver your SuperMedia common stock to the exchange agent along with a properly executed letter of transmittal and any other required documents, your SuperMedia common stock will be cancelled and you will receive statements indicating book-entry ownership of Dex Media common stock.

Holders of SuperMedia common stock should not submit their SuperMedia stock certificates for exchange until they receive the letter of transmittal and transmittal instructions from the exchange agent.

If a certificate for SuperMedia common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon the making of an affidavit as to that loss, theft or destruction, the posting by such person of a bond as reasonable and customary indemnification and the payment of any ordinary and customary processing fees.

After the completion of the transaction, whether consummated out of court or through Chapter 11 cases, there will be no further transfers on the stock transfer books of either Dex One or SuperMedia, except as required to settle trades executed prior to the completion of the transaction.

Shares of SuperMedia common stock held in book-entry form will be automatically converted into shares (including fractional shares) of Dex Media common stock in book-entry form.

Withholding

The exchange agent and Dex Media will be entitled to deduct and withhold from the consideration payable to any Dex One stockholder or SuperMedia stockholder, as applicable, the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If either the exchange agent or Dex Media withholds any amounts, these amounts will be treated for all purposes of the transaction as having been paid to the stockholders from whom they were withheld.

Dividends and Distributions

Until SuperMedia common stock is surrendered for exchange, any dividends or other distributions declared after the completion of the transaction with respect to Dex Media common stock into which shares of SuperMedia common stock may have been converted will accrue, without interest, but will not be paid. Dex Media will pay to former SuperMedia stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their SuperMedia stock.

Representations and Warranties

The representations and warranties described below and included in the merger agreement were made by each of Dex One and SuperMedia to the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between Dex One, Dex Media and Merger Sub, on the one hand, and SuperMedia, on the other hand rather than as characterizations of the actual state of facts about Dex One, SuperMedia, Dex Media or Merger Sub.

The merger agreement contains customary representations and warranties of SuperMedia, Dex One, Newdex and Merger Sub relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time of the transaction.

Each of Dex One, Dex Media, Merger Sub and SuperMedia has made representations and warranties regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the transaction;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities;

•	financial statements;

•	broker’s fees payable in connection with the transaction;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	employee benefit matters;

•	compliance with applicable laws and possession of material permits;

•	certain material contracts;

•	the absence of undisclosed liabilities;

•	environmental liabilities;

•	real property;

•	the inapplicability of state takeover laws to the transactions;

•	the receipt of an opinion from its financial advisor(s);

•	internal controls;

•	insurance;

•	the accuracy of information supplied for inclusion in this document and other similar documents;

•	intellectual property;

•	labor and employment matters;

•	affiliate transactions; and

•	ownership of the other party’s securities.

Certain representations and warranties of Dex One and SuperMedia are qualified by the occurrence of, or reasonable expectation of, a material adverse effect on either the business, assets, properties, results of operations or financial condition of a party and its subsidiaries taken as a whole, or the ability of a party to timely consummate the transactions contemplated by the merger agreement. In determining whether a material adverse effect has occurred or would reasonably be expected to occur with respect to the business, assets, properties, results of operations or financial condition of a party, Dex One and SuperMedia will disregard any effects resulting from:

•	changes, after the date of the merger agreement, in GAAP (or any interpretation thereof) generally applicable to companies engaged in the industries in which Dex One and SuperMedia operate;

•	changes, after the date of the merger agreement, in laws of general applicability or interpretations or enforcement thereof by governmental entities;

•

actions or omissions of a party taken with the prior written consent of the other party or expressly required under the merger agreement, including the impact thereof on relationships (contractual or otherwise) with customers, suppliers, vendors, lenders, employees, investors or venture partners;

•

changes, after the date of the merger agreement, in general economic or market conditions (including conditions of the securities and credit markets) generally affecting companies engaged in the industries in which Dex One and SuperMedia operate, except to the extent that such changes have a disproportionate adverse effect on a party relative to other participants in the same industries and to the other party;

•

changes, after the date of the merger agreement, generally affecting companies in the marketing solutions industry, except to the extent that such changes have a disproportionate adverse effect on a party relative to other participants in the same industry and to the other party;

•

the execution or public disclosure of the merger agreement or the transactions contemplated by the merger agreement, including the directly attributable impact thereof on relationships (contractual or otherwise) with customers, suppliers, vendors, lenders, employees, labor unions, investors or venture partners and including any lawsuit, action or other proceeding with respect to the transactions contemplated by the merger agreement;

•

natural disasters, acts of war, armed hostilities or terrorism or any escalation or worsening thereof, except to the extent that such events have a disproportionate adverse effect on a party relative to other participants in the industries in which Dex One and SuperMedia operate and to the other party;

•

changes in the price or trading volume of the stock of a party in and of itself (provided that events, circumstances and conditions underlying any such change may nonetheless be considered in determining whether a material adverse effect has occurred); or

•

any failure by a party to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date of the merger agreement (provided that events, circumstances and conditions underlying any such failure may nonetheless be considered in determining whether a material adverse effect has occurred).

Covenants and Agreements

Each of Dex One and SuperMedia has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the transaction. In general, each company has agreed to:

•	conduct its business in the ordinary course in all material respects;

•

use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships (including relationships with customers and suppliers) and retain the services of key officers and key employees; and

•

take no action that would reasonably be expected to prevent or materially impede or delay the obtaining of, or materially adversely affect its ability to obtain any necessary governmental approvals, perform its covenants or complete the transaction.

In addition to the general covenants above, each party further agreed that, except as required by applicable law, expressly permitted by the terms of the merger agreement (including the schedules to the merger agreement) or with the other party’s prior written consent (not to be unreasonably withheld, delayed or conditioned), it will not, and will not permit its subsidiaries to undertake the following actions, among others:

•	make, declare or pay any dividends or other distributions on any shares of its capital stock;

•	split, combine or reclassify any of its capital stock or other securities;

•	except as set forth in the merger agreement, accelerate the vesting of options, warrants or other rights to acquire capital stock;

•

purchase, redeem or otherwise acquire any shares of its or its subsidiaries’ stock or other securities (except in connection with withholding upon exercise of existing options, vesting of restricted shares and settlement of restricted stock units or stock appreciation rights) subject to certain exceptions set forth in the merger agreement;

•

issue shares, stock options, restricted stock units or convertible securities outside the parameters set forth in the merger agreement (except for exercise, vesting or settlement of existing equity awards);

•	amend its or its subsidiaries’ organizational or governing documents;

•	acquire any business or assets except inventory or similar assets in the ordinary course of business consistent with past practice;

•

sell, assign, transfer, lease, license, mortgage, encumber or otherwise dispose of any assets or properties or any intellectual property owned by such party or its subsidiaries, except for non-exclusive licenses in the ordinary course of business consistent with past practice, except as permitted by the merger agreement;

•

other than borrowings under existing credit facilities or renewals, extensions or replacements thereof on similar or more favorable terms incurred in the ordinary course of business consistent with past practice and for other borrowings up to $5,000,000, incur any indebtedness for borrowed money or issue any debt securities or assume or otherwise become responsible for the obligations of any person other than its subsidiaries or make any loans or advances to any person other than its subsidiaries and employees (as part of an ordinary course advance or reimbursement);

•	change in any material respect its accounting methods, principles or practices, except as required by changes in GAAP or regulatory accounting principles;

•	enter into any new line of business or change in any material respect its or its subsidiaries’ operating, asset liability, investment or risk management policies;

•	make any investment in or loan to any person in excess of $5,000,000 in the aggregate or enter into a binding agreement with respect to any such investment, loan or acquisition;

•

make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of taxes;

•

except as permitted under the merger agreement, amend, terminate or waive any material provision of any material contract or enter into or renew any material contract other than normal renewals of contracts without materially adverse changes;

•

make or incur any capital or operating expenditures or enter into any contract to make or incur capital or operating expenditures exceeding $5,000,000 in the aggregate, other than capital or operating expenditures set forth in such party’s existing capital or operating plan;

•

except as required by agreements or instruments in effect on the date of the merger agreement, alter in any material respect any interest material to such party in any entity in which it holds any equity;

•	except as required by the terms of existing benefit plans or employment agreements or as required by applicable law, and subject to certain exceptions as set forth in the merger agreement:

•	grant or pay increases in compensation (other than annual or promotional salary increases in the ordinary course of business consistent with past practice);

•	grant, pay or promise any severance pay or increase in severance pay;

•	increase the compensation or benefits payable under any benefit plan or employment agreement;

•	enter into or modify the terms of equity-based awards;

•	make discretionary contributions or payments with respect to any benefit plans or employment agreements to any trust or other funding vehicle;

•	accelerate the payment or vesting of any payment or benefit;

•	enter into new or modify existing employment agreements, other than employment agreements for new hires with total compensation not to exceed $300,000;

•	establish or modify any benefit plan; or

•	establish or enter into any collective bargaining agreement other than a renewal of an existing agreement on no less favorable terms;

•

except as set forth in the merger agreement, pay, discharge, settle or compromise any claim other than in the ordinary course consistent with past practice that involves solely money damages in an amount not in excess of $1,000,000 individually or $2,000,000 in the aggregate and that does not create precedent for other pending claims, or pursuant to the terms of a contract in effect on the date of the merger agreement;

•

take any action or knowingly fail to take any action within its control which would be reasonably expected to prevent the transaction from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

except in the reasonable business judgment of the holder of such intellectual property, let lapse, fail to maintain, abandon or cancel any applied for, patented or registered intellectual property that is material to its business;

•

adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization other than the contemplated Chapter 11 bankruptcies if necessary to consummate the transaction;

•

fail to maintain in full force and effect the material insurance policies covering it and its subsidiaries and their respective properties, assets and business in a form and amount consistent with past practice;

•

open any material new offices or facilities or relocate or close any material existing offices or facilities or implement any layoffs implicating the WARN Act or file any application with any governmental entity to do any of the foregoing, except for openings, closings, relocations and layoffs in progress or planned as of the date of the merger agreement;

•

except as required by applicable law, convene any regular or special meeting of the stockholders of either Dex One or SuperMedia other than the meetings required to approve the transaction or enter into any voting agreements or understandings;

•

take any action that is reasonably likely to result in any closing condition not being satisfied, or in violation of any provision of the merger agreement, in each case except as may be required by applicable law; or

•	commit or agree to take any action prohibited by any of the conduct of business covenants made in the merger agreement.

The merger agreement also contains mutual covenants relating to, among other things, the preparation of this document, obtaining regulatory and stockholder approvals, litigation relating to the transaction, lender consent to the transaction and to the proposed amendments to the parties’ credit agreements as described in “Description of Certain Indebtedness,” the support agreements, access to information of the other company, the authorization of listing of shares of Dex Media common stock on either the NYSE or NASDAQ and public announcements with respect to the transactions contemplated by the merger agreement.

Agreement Not to Solicit Other Offers

Dex One and SuperMedia have each also agreed that it and its subsidiaries and their respective officers, directors, employees, agents and representatives will not, directly or indirectly:

•	initiate, solicit, encourage or facilitate any inquiries or proposals for any “Acquisition Proposal” (as defined below);

•	participate in any discussions or negotiations regarding any “Alternative Transaction” (as defined below);

•

take any action to exempt any person from the restrictions contained in any takeover or similar law or otherwise cause such restrictions not to apply, except as contemplated by the merger agreement; or

•	enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement or other agreement regarding an Alternative Transaction.

However, prior to Dex One or SuperMedia obtaining the approval of their respective stockholders, each party’s board of directors is permitted to furnish information concerning itself and its subsidiaries to any person that makes an Acquisition Proposal, and to consider and participate in discussions and negotiations with respect to an Acquisition Proposal if:

•	SuperMedia or Dex One, as applicable, remains in compliance with the terms of the no-solicitation covenant;

•	the party enters into an confidentiality agreement substantially similar to its confidentiality agreement with its merger agreement counterpart with the person making the Acquisition Proposal;

•	the Acquisition Proposal is an unsolicited, bona fide written Acquisition Proposal; and

•

the SuperMedia board or Dex One board, as applicable, reasonably determines in good faith, after consulting with outside legal counsel and independent financial advisors, that the Acquisition Proposal constitutes, or would reasonably be expected to lead to, a “Superior Proposal” (as defined below) and failure to do so would be inconsistent with its duties under applicable laws.

As used in the merger agreement, an “Acquisition Proposal” means any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving SuperMedia or Dex One or any of its respective subsidiaries that, if completed, would constitute an Alternative Transaction.

As used in the merger agreement, “Alternative Transaction” means any of the following:

•

a transaction pursuant to which any person (or group of persons) other than Dex One or SuperMedia or their respective affiliates, as the case may be, directly or indirectly, acquires or would acquire more than 10% of the outstanding shares of Dex One or SuperMedia common stock or outstanding voting power or of any new series or new class of Dex One or SuperMedia preferred stock that would be entitled to a class or series vote with respect to the transaction, whether from Dex One or SuperMedia or pursuant to a tender offer or exchange offer or otherwise;

•

any transaction pursuant to which any person (or group of persons) other than Dex One or SuperMedia or their respective affiliates, as the case may be, acquires or would acquire control of assets (including, for this purpose, the outstanding equity securities of subsidiaries of Dex One or SuperMedia and securities of the entity surviving any merger or business combination including any of Dex One’s or SuperMedia’s respective subsidiaries) of Dex One or SuperMedia, or any of their respective subsidiaries representing more than 10% of the fair market value of all the assets, net revenues or net income of Dex One or SuperMedia and their respective subsidiaries, taken as a whole, immediately prior to such transaction; or

•

any other merger, consolidation, business combination, recapitalization or similar transaction involving Dex One or SuperMedia or any of their respective subsidiaries, other than the transactions contemplated by the merger agreement, as a result of which the holders of shares of Dex One or SuperMedia common stock immediately prior to the transaction do not, in the aggregate, own at least 90% of each of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in the transaction immediately after the completion of the transaction in substantially the same proportion as the holders held the shares of Dex One common stock or SuperMedia common stock, as applicable, immediately prior to the completion of the transaction.

As used in the merger agreement, “Superior Proposal” means a bona fide written Acquisition Proposal (with references to “10%” and “90%” in the definition of Alternative Transaction changed to “50%”) for a party obtained not in violation of the no-solicitation provisions contained in the merger agreement, which the board of directors of such party determines in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account such facts as the board of directors for such party considers to be appropriate (including conditions to and expected timing and risks of consummation, the ability of the person making such proposal to obtain financing for such Acquisition Proposal and any break-up fees or expense reimbursement provisions), is reasonably likely to be consummated in accordance with its terms and, if consummated, would result in a transaction more favorable to its holders of common stock than the proposed combination of Dex One and SuperMedia.

The boards of directors of each of Dex One and SuperMedia have agreed that, except as provided in the next two paragraphs:

•	it will not, and will not publicly propose to, withdraw, not continue to make or modify or qualify its recommendations related to the transaction in a way adverse to the other party;

•	approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Acquisition Proposal;

•	fail to recommend against any Acquisition Proposal within two business days upon the request of the other party; or

•	take any action or make any public statement that is inconsistent with its recommendation with respect to the transaction.

Any action described in the preceding four bullet points shall constitute a “Change in Recommendation.”

The boards of directors of each of Dex One and SuperMedia may nonetheless take the actions described as prohibited in the paragraph above for any reason other than on account of a Superior Proposal if the following conditions are met:

•

the board of directors of a party has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be inconsistent with its duties under applicable laws;

•

the party desiring to change its recommendation has provided, at least three business days in advance, the other party with written notice of its intention to change its recommendation, which notice shall specify in reasonable detail the reasons for changing its recommendation;

•

prior to changing its recommendation, the party desiring to change its recommendation has negotiated with the other party, as applicable, in good faith during such three day period to the extent such other party desires to negotiate) to make adjustments to the terms and conditions of the merger agreement; and

•	the board of directors desiring to change its recommendation has considered in good faith whether, any negotiated adjustments to the merger agreement make a change in recommendation unnecessary.

The boards of directors of each of Dex One and SuperMedia may also take the actions described as prohibited above on account of a Superior Proposal if the following conditions are met:

•

the board of directors of the party receiving the Superior Proposal has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be inconsistent with its duties under applicable laws;

•

the party receiving the Superior Proposal has provided, at least three business days in advance, the other party with written notice of its intention to change its recommendation and/or to terminate the merger agreement, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and contemporaneously with providing such notice has provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents;

•

prior to changing its recommendation, the party receiving the Superior Proposal has negotiated with the other party in good faith during such three day period (to the extent such other party desires to negotiate); to make adjustments to the terms and conditions of the merger agreement so that the Acquisition Proposal from the third party ceases to constitute a Superior Proposal; and

•

the board of directors receiving the Superior Proposal concludes in good faith (after consultation with its financial advisors and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal after giving effect to any adjustments resulting from the negotiation described above.

In the event that during the three-day negotiation period any revisions are made to the Superior Proposal and the board of directors of the party receiving the Superior Proposal in its good faith judgment determines such revisions are material (it being agreed that any change in the purchase price in such Superior Proposal shall be deemed a material revision), such party shall be required to deliver a new written notice to the other party, and to comply with the requirements set forth above with respect to such new written notice.

SuperMedia and Dex One have each agreed:

•

to notify the other party promptly (but in no event later than 24 hours) after it receives any Acquisition Proposal (or any material amendment or modification thereof), or any request for nonpublic information relating to or access to the properties, books or records of such party or any of its subsidiaries by any person who informs it that it is considering making or has made an Acquisition Proposal, or if it enters into discussions or negotiations concerning any Acquisition Proposal, and to provide the other party with relevant information regarding the Acquisition Proposal or request;

•	to keep the other party fully informed, on a current basis, of any material changes in the status and any material changes in the terms of any such Acquisition Proposal;

•	to at all times negotiate in good faith with the other party regarding possible modifications to the terms of the merger agreement which may arise in connection with any Acquisition Proposal; and

•

to cease any existing discussions or negotiations with any persons with respect to any Acquisition Proposal, and to use reasonable best efforts to cause all persons other than the other party who have been furnished with confidential information in connection with an Acquisition Proposal within the 12 months prior to the date of the merger agreement to return or destroy such information.

Expenses and Fees

In general, each of Dex One and SuperMedia will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, the costs and expenses of printing and mailing this document, all filing and other fees paid to the SEC in connection with the transaction, and the filing fee for the notification under the HSR Act (if necessary) shall be borne equally by Dex One and SuperMedia.

Conditions to Completion of the Transaction

Our respective obligations to complete the transaction are subject to the fulfillment or waiver of certain conditions, including:

•	unless Dex One has filed for Chapter 11 bankruptcy, the merger agreement is approved by Dex One stockholders;

•	unless SuperMedia has filed for Chapter 11 bankruptcy, the merger agreement is approved by SuperMedia stockholders;

•	the approval of the listing of Dex Media common stock to be issued in the transaction on either the NYSE or NASDAQ, subject to official notice of issuance;

•

the receipt and effectiveness of all governmental and other approvals, registrations and consents, and the expiration of all related waiting periods, required to complete the transaction, other than any approvals of which the failure to obtain would not have a material adverse effect on either party;

•

unless SuperMedia has filed for Chapter 11 bankruptcy, the receipt of all necessary consents of SuperMedia’s creditors to the transaction and the execution of SuperMedia’s required financing amendment (which shall contain the terms set forth in “Description of Certain Indebtedness” or deviate from such terms only to the extent reasonably acceptable to both Dex One and SuperMedia) by creditors holding 100% of SuperMedia’s debt;

•

unless Dex One has filed for Chapter 11 bankruptcy, the receipt of all necessary consents of Dex One’s creditors to the transaction and the execution of each of Dex One’s required financing amendments (which shall contain the terms set forth in “Description of Certain Indebtedness” or deviate from such terms only to the extent reasonably acceptable to both Dex One and SuperMedia) by creditors holding 100% of Dex One’s debt;

•

the registration statement with respect to the Dex Media common stock to be issued in the transaction having become effective under the Securities Act of 1933 and no stop order or proceedings for that purpose has been initiated or threatened by the SEC;

•	if the transaction is consummated through Chapter 11 cases, Bankruptcy Court approval and effectiveness of the prepackaged plans;

•

the absence of any orders, judgments, decrees or writs in effect by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the transaction or other transactions contemplated by the merger agreement;

•

that none of the required regulatory approvals include any conditions or restrictions that would reasonably be expected to have a material adverse effect on either party or the surviving company in the transaction;

•	Dex One and SuperMedia, and each of their subsidiaries, shall have entered into both the Tax Sharing Agreement and the Shared Services Agreement;

•	all steps shall have been taken so that the board of directors of Dex Media shall, effective upon the completion of the transaction, be composed as described above;

•

the representations and warranties of the other party in the merger agreement regarding due organization, capitalization, authority to enter into the agreement and brokers’ fees being true and accurate in all material respects, and the other representations and warranties of the other party in the merger agreement (disregarding any materiality or material adverse effect qualifications contained in such representations or warranties) being true and accurate except as would not, individually or in the aggregate, be reasonably likely to have a material adverse effect on such party and, if the transaction is consummated through Chapter 11 cases, excluding the effect of such process, and the receipt of officer certificates by each party from the other to that effect;

•	the performance by the other party in all material respects of its obligations under the merger agreement and the receipt of officer certificates by each party from the other party to that effect; and

•	the absence of a material adverse effect on the other party.

We cannot provide assurance as to when or if all of the conditions to the transaction can or will be satisfied or waived by the appropriate party.

Amendment and Waiver of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by written agreement. However, after any approval of the transactions contemplated by the merger agreement by the SuperMedia stockholders and Dex One stockholders, there may not be, without further approval of those stockholders, any amendment of the merger agreement that requires such further stockholder approval under applicable law. Either Dex One or SuperMedia may, subject to applicable law, extend the time for performance of any obligation of the other party, waive any inaccuracies in the representations and warranties of the other party, or waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement. However, after any approval of the transactions contemplated by the merger agreement by the SuperMedia stockholders or the Dex One stockholders, there may not be, without further approval of such stockholders, any extension or waiver of the merger agreement that changes the amount or form of consideration to be paid to the SuperMedia stockholders or Dex One stockholders, other than as contemplated by the merger agreement.

Termination of the Merger Agreement

The merger agreement can be terminated in the following circumstances:

•	by mutual, written consent of SuperMedia and Dex One if a majority of the directors of each of the boards of directors of Dex One and SuperMedia votes to terminate the merger agreement;

•

by the board of directors of either SuperMedia or Dex One, if any of the required regulatory approvals are denied (and the denial is final and nonappealable), provided that the terminating party has complied with its obligations under the merger agreement with respect to regulatory approvals;

•

by the board of directors of either SuperMedia or Dex One, if a governmental entity of competent jurisdiction has issued a final and nonappealable order permanently enjoining or otherwise prohibiting the completion of the transactions contemplated by the merger agreement, provided that the terminating party has complied with its obligations under the merger agreement with respect to such order;

•

by the board of directors of either SuperMedia or Dex One, if the transaction has not been completed on or before June 30, 2013, unless the failure to complete the transaction by that date is due to the failure of the party seeking to terminate the agreement to perform or observe the covenants and agreements of such party in the merger agreement;

•

by the board of directors of either SuperMedia or Dex One, if the other party breaches the covenants or agreements or representations or warranties in the merger agreement such that a condition to closing the transaction will not be met and is not cured within 30 days following notice of such breach; provided, that the terminating party at the time of the termination is not in breach of the merger agreement in a manner such that a condition to closing would not be met;

•	by the board of directors of either SuperMedia or Dex One, if the other party fails to recommend the approval of the transaction to its stockholders or effects a Change in Recommendation;

•

by the board of directors of either SuperMedia or Dex One, if a tender offer or exchange offer that would, if consummated, constitute an Acquisition Proposal shall have been commenced by a person unaffiliated with the terminating party and the other party has not published, sent or given to its stockholders a statement recommending that its stockholders reject such tender or exchange offer pursuant to Rule 14e-2 under the Exchange Act within 10 business days after such offer is given;

•

by the board of directors of either SuperMedia or Dex One, if as of the date of the special meeting of SuperMedia or Dex One (including any postponements), whichever is later, (1) holders of less than a majority of the outstanding shares of Dex One common stock have voted to approve the merger agreement and the transaction in an out of court process and holders of less than two thirds of all shares of Dex One common stock voting to accept or reject the Dex One prepackaged plan have voted to accept such plan, or (2) if holders of a majority of the outstanding shares of Dex One common stock have voted to approve the merger agreement and the transaction in an out of court process, Dex One has not obtained unanimous lender approval and holders of less than two thirds of all shares of Dex One common stock voting to accept or reject the Dex One prepackaged plan have voted to accept such plan;

•

by the board of directors of either SuperMedia or Dex One, if as of the date of the special meeting of SuperMedia or Dex One (including any postponements), whichever is later, (1) holders of less than a majority of the outstanding shares of SuperMedia common stock have voted to approve the merger agreement and the transaction in an out of court process and holders of less than two thirds of all shares of SuperMedia common stock voting to accept or reject the SuperMedia prepackaged plan have voted to accept such plan, or (2) if holders of a majority of the outstanding shares of SuperMedia common stock have voted to approve the merger agreement and the transaction in an out of court process, SuperMedia has not obtained unanimous lender approval and holders of less than two thirds of all shares of SuperMedia common stock voting to accept or reject the SuperMedia prepackaged plan have voted to accept such plan;

•

by the board of directors of Dex One if it determines in good faith that (1) either Dex One or SuperMedia will be unable to obtain either (a) unanimous lender approval prior to June 30, 2013 or (b) requisite lender approval to consummate the transaction through Chapter 11 cases prior to May 31, 2013 or (2) if Chapter 11 cases have been filed, either or both of the Dex One prepackaged plan and the SuperMedia prepackaged plan will not become effective prior to June 30, 2013; or

•

by the board of directors of SuperMedia if it determines in good faith that (1) either SuperMedia or Dex One will be unable to obtain either (a) unanimous lender approval prior to June 30, 2013 or (b) requisite lender approval to consummate the transaction through Chapter 11 cases prior to May 31, 2013 or (2) if Chapter 11 cases have been filed, either or both of the Dex One prepackaged plan and the SuperMedia prepackaged plan will not become effective prior to June 30, 2013.

If the merger agreement is terminated, it will become void, and there will be no liability on the part of Dex One or SuperMedia, except that termination will not relieve a breaching party from liability for any fraud or willful breach and the confidentiality agreement between the parties and other customary provisions will survive termination. In addition, SuperMedia will reimburse the expenses of Dex One, or Dex One will reimburse the expenses of SuperMedia if the merger agreement is terminated under certain circumstances as set forth below.

Expense Reimbursement

The merger agreement provides that a party will reimburse the other for its documented, reasonable, out of pocket expenses (up to $7.5 million) in the following circumstances.

First, in a situation that satisfies each of the following conditions:

•	an Acquisition Proposal (or an intent to make an Acquisition Proposal) is made known to the stockholders of a party;

•

thereafter the merger agreement is terminated due to any of (a) that party’s stockholder vote in favor of the transaction either out of court or through Chapter 11 cases not having been obtained, (b) that party’s breach of its representations, warranties or covenants under the merger agreement or (c) that party’s failure to receive the approval of its requisite creditors to the transaction and the financing amendments either out of court or through Chapter 11 cases; and

•

within 12 months following termination of the merger agreement, that party enters into a definitive agreement for, or completes, an Alternative Transaction (with references to “10%” and “90%” in the definition of Alternative Transaction changed to “50%”).

The party entering into such Alternative Transaction shall pay the documented, reasonable, out-of-pocket expenses of the other party, subject to a $7.5 million cap, and such amount shall be paid on the date such Alternative Transaction is completed or on the date the party enters into any definitive agreement with respect to such Alternative Transaction.

Second, if the merger agreement is terminated based on a party’s failure to recommend the transaction to its stockholders, a party’s Change in Recommendation or a party’s failures to recommend against a tender or exchange offer within 10 business days after such offer is given, such party shall pay the documented, reasonable, out-of-pocket expenses of the other party, subject to a $7.5 million cap, to be paid immediately upon termination.

Indemnification and Insurance

The merger agreement provides that for a period of at least six years from and after the effective date of the transaction, the charter and bylaws of SuperMedia shall contain provisions no less favorable with respect to exculpation and indemnification of the former directors, officers and employees of SuperMedia than are included in the charter and bylaws of SuperMedia immediately prior to the effective date of the transaction. Such provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the expiration of the statutes of limitations applicable to such matters or unless such amendment, modification or repeal is required by applicable law. In addition, Dex Media will indemnify to the fullest extent provided under applicable law and under any applicable existing indemnification agreements each of SuperMedia’s directors or officers against all losses or costs in connection with any claim pertaining to (1) the fact that such person is or was a director or officer of SuperMedia or its subsidiaries or (2) the merger agreement and the transactions it contemplates.

The merger agreement further provides that SuperMedia may purchase a prepaid “tail policy” for a period of six years providing coverage and benefits substantially equivalent to SuperMedia’s existing policies. If SuperMedia does not purchase a tail policy prior to the effective date of the transaction, Dex Media shall cause to be maintained for a period of six years the current SuperMedia directors’ and officers’ liability insurance policies or a replacement policy containing terms and conditions that are not materially less favorable. However, in no event will Dex Media be required to pay annual premiums in excess of 300% of SuperMedia’s current premiums.

Tax Sharing Agreement

Dex One files a U.S. federal income tax return that includes the results of Dex One’s wholly owned corporate subsidiaries. Dex One and its corporate subsidiaries are parties to a tax sharing agreement (the “Dex Tax Sharing Agreement”), that governs the respective rights, responsibilities and obligations of Dex One and its subsidiaries with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns. The Dex Tax Sharing Agreement provides, among other things, that Dex One and its corporate subsidiaries are required to make payments to Dex One Service LLC (as agent of Dex One) in an amount calculated to approximate the amount of tax liability such entity would have owed if it filed a separate corporate tax return. In general, if any taxable income (excluding any income as a result of cancellation of indebtedness income) of Dex One or its subsidiaries for U.S. federal income tax purposes is offset or reduced as a result of utilization of a tax asset (such as a net operating loss) of Dex One’s other corporate subsidiaries, such party is required to pay the Dex One subsidiary (through Dex One Service LLC) that generated the tax asset in an amount equal to 50% of the tax benefit received by such party.

On the day following the transaction, SuperMedia and its subsidiaries will become members of Dex Media’s U.S. federal consolidated tax group. Concurrently with the completion of the transaction, Dex One Service LLC and SuperMedia and its subsidiaries will enter into the SuperMedia Tax Sharing Agreement that will govern the respective rights, responsibilities and obligations of SuperMedia and its subsidiaries after the transaction with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns. The SuperMedia Tax Sharing Agreement will similarly provide, among other things, that SuperMedia and its subsidiaries are required to make payments to Dex One Service LLC (as agent of Dex Media) in an amount calculated to approximate the amount of tax liability such entity would have owed if it filed a separate corporate tax return. In general, if any taxable income (including any income as a result of cancellation of indebtedness income, whether taxable or not) of SuperMedia and/or its subsidiaries for U.S. federal income tax purposes is offset or reduced as a result of utilization of a tax asset (such as a net operating loss) of Dex Media’s other subsidiaries, such party is required to pay the Dex Media subsidiary (through Dex One Service LLC) that generated the tax asset in an amount equal to 75% of the tax benefit received by such party.

Concurrently with the completion of the transaction, Dex Media and its subsidiaries will enter into the Dex A&R Tax Sharing Agreement to provide, among other things, that if any taxable income (excluding any income as a result of cancellation of indebtedness income) of Dex Media or its subsidiaries (other than SuperMedia and/or its subsidiaries) for U.S. federal income tax purposes is offset or reduced as a result of utilization of a tax asset (such as a net operating loss) of SuperMedia and/or its subsidiaries, such party is required to pay, as applicable, SuperMedia and/or the SuperMedia subsidiary (through Dex One Service LLC) that generated the tax asset in an amount equal to 50% of the tax benefit received by such party.

Shared Services Agreement

Concurrently with the completion of the transaction, Dex One and its subsidiaries and SuperMedia and its subsidiaries will enter into the Shared Services Agreement. Pursuant to the terms of the Shared Services Agreement, Dex One Service LLC, a wholly owned subsidiary of Dex One, and SuperMedia LLC, a wholly owned subsidiary of SuperMedia, will provide certain specified services (e.g., Human Resources, Legal, Billing, Information Technology), or pay for certain services provided by other entities, to Dex Media and all of its direct and indirect subsidiaries. Entities receiving such services will be charged as follows: (1) to the extent the cost of providing such service can be directly attributed to a particular entity, such entity will be charged that amount, and (2) to the extent the service provider provides a service that benefits multiple entities and the cost of such service cannot be directly attributable to a particular entity (e.g., overhead), each entity benefiting from such service will be charged a share of such cost approximately equal to the quotient of such entity’s net revenue for the preceding calendar year divided by the total net revenue of all the entities benefiting from such service. To the extent SuperMedia LLC both provides and receives services to the other parties to the Shared Services Agreement, it will be credited the amounts it has paid to provide such services, which will be netted against its charges for services received. Costs associated with the Shared Services Agreement will be captured and billed for each month. It is expected that once the integration of SuperMedia and Dex One is complete, SuperMedia LLC will no longer be a provider of services to Dex Media and its subsidiaries.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The Transaction

The transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with Dex One identified as the accounting acquirer. Dex One is considered the acquiring entity for accounting purposes based on certain criteria including, but not limited to, the following: (1) upon consummation of the transaction, Dex One stockholders will hold approximately 60% of the common stock of Dex Media as compared to 40% held by SuperMedia stockholders and (2) Dex One’s current chairman of the board of directors will continue to serve as the chairman of the board of directors of Dex Media.

Basis of Presentation

We derived the following unaudited pro forma condensed combined balance sheet of Dex Media from Dex One and SuperMedia’s unaudited consolidated balance sheets as of September 30, 2012. The following unaudited pro forma condensed combined statements of operations of Dex Media were derived from Dex One and SuperMedia’s audited consolidated statements of operations for the year ended December 31, 2011 and unaudited consolidated statements of operations for the nine months ended September 30, 2012. The following unaudited pro forma condensed combined financial statements of Dex Media are presented for illustrative purposes only and gives effect to the transaction as if it had occurred on January 1, 2011 with respect to the unaudited pro forma condensed combined statements of operations and as of September 30, 2012 with respect to the unaudited pro forma condensed combined balance sheet. The following unaudited pro forma condensed combined financial statements do not consider any potential impact resulting from the prepackaged plans. The historical consolidated financial statements of Dex One and SuperMedia have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the transaction, (2) estimable and supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results. In addition, the unaudited pro forma condensed combined financial statements include adjustments to conform SuperMedia’s accounting policies with Dex One’s accounting policies. The following unaudited pro forma condensed combined financial statements are not indicative of the financial results of the combined companies had the companies actually been combined at the beginning of each period presented, do not reflect the impact of possible business model changes or the costs of any integration activities or benefits that may result from the transaction and are not indicative of the results of operations in future periods or the future financial position of Dex Media. The unaudited pro forma condensed combined financial statements also do not consider any potential impacts of current market conditions on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors. The unaudited pro forma condensed combined financial statements have been derived from and should be read in conjunction with the historical consolidated financial statements and related notes of Dex One and SuperMedia, which are contained or incorporated by reference in this document, and the other information contained or incorporated by reference in this document. See “Where You Can Find More Information.”

Acquisition Method of Accounting

Under the acquisition method of accounting, consideration provided by Dex One to complete the transaction with SuperMedia will be allocated to assets and liabilities of SuperMedia based upon their estimated fair values as of the date of completion of the transaction. The excess purchase price over the estimated fair value of the net assets acquired, including identifiable intangible assets, will be allocated to goodwill. As of the date of this document, the detailed valuation studies necessary to arrive at the required estimates of fair value of SuperMedia’s assets to be acquired and liabilities to be assumed and the related allocations of purchase price have not been finalized, nor have we identified all adjustments necessary to conform accounting policies. A final determination of the fair value of SuperMedia’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of SuperMedia that exist as of the date of completion of the transaction and, therefore, a final determination cannot be made prior to the completion of the transaction. In addition, the final value of the consideration to be provided by Dex One to complete the transaction will be determined based on information at the time the transaction closes. Accordingly, the following pro forma purchase price adjustments and allocations are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. Final pro forma purchase price adjustments and allocations may differ materially from the preliminary pro forma purchase adjustments and allocations presented here.

Preliminary Purchase Price Allocation

The preliminary purchase price allocation used to prepare the unaudited pro forma condensed combined balance sheet as of September 30, 2012 is based upon a preliminary purchase price of approximately $30 million. In accordance with the merger agreement, the preliminary purchase price was based on the estimated fair value of Dex Media common stock issued to SuperMedia stockholders comprised of (1) 15.7 million outstanding shares of SuperMedia common stock on November 9, 2012, which represents the latest practicable date prior to the filing of this document, (2) the exchange ratio of Dex Media common stock for each SuperMedia share of .4386 and (3) a price per share of $4.40, which represents the closing price of Dex One common stock on November 9, 2012 of $0.88 adjusted for the 1-for-5 reverse stock split as specified in the merger agreement. The actual number of shares and fair value of Dex Media common stock issued to SuperMedia stockholders and final purchase price will be determined when the transaction closes based upon the terms and conditions of the merger agreement.

PRO FORMA CONDENSED COMBINED BALANCE SHEET

DEX ONE AND SUPERMEDIA

AS OF SEPTEMBER 30, 2012

(in millions)	Dex One Historical	SuperMedia Historical	Adjustments		Dex Media Total Pro Forma
Assets
Current Assets
Cash and cash equivalents	$96	$94	$(60	) (k)	$130
Net accounts receivable	499	117	352	(1)(j)	968
Deferred directory costs	99	130	(97	) (d)	132
Prepaid expenses and other current assets	114	11	(72	) (f)	53

Total current assets	808	352	123		1,283
Fixed assets and computer software, net	117	58	27	(2)(j)	202
Other non-current assets	18	80	19	(e)(k)	117
Intangible assets, net	1,920	250	530	(2)(b)	2,700
Goodwill	—	704	(496	) (g)	208

Total Assets	$2,863	$1,444	$203		$4,510

Liabilities and Shareholders’ Equity (Deficit)
Current Liabilities
Accounts payable and accrued liabilities	$92	$116	$18	(f)(j)	$226
Accrued interest	22	1	—		23
Deferred revenues	506	68	(65	) (1)(c)	509
Short-term deferred income taxes, net	—	7	48	(f)	55
Current portion of long-term debt	226	1	92	(3)	319

Total current liabilities	846	193	93		1,132
Long-term debt	1,779	1,474	(573	) (3)(h)	2,680
Deferred income taxes, net	78	100	208	(f)	386
Other non-current liabilities	68	147	(5	) (j)	210

Total liabilities	2,771	1,914	(277)		4,408
Shareholders’ Equity (Deficit)
Common stock	—	—	—	(a)(i)	—
Additional paid-in capital	1,464	213	(179	) (a)(i)(l)	1,498
Accumulated deficit	(1,345)	(789)	765	(i)(k)(l)	(1,369)
Accumulated other comprehensive income (loss)	(27)	106	(106	) (i)	(27)

Total shareholders’ equity (deficit)	92	(470)	480		102

Total Liabilities and Shareholders’ Equity (Deficit)	$2,863	$1,444	$203		$4,510

Conforming Adjustments

The unaudited pro forma condensed combined balance sheet as of September 30, 2012 includes adjustments to (1) conform accounting policies of SuperMedia with Dex One, the accounting acquirer, and (2) combine historical results of SuperMedia to conform with Dex One’s presentation, as permitted and in accordance with Regulation S-X (17 CFR Part 210) of the Securities and Exchange Commission. The accounting policies of both companies are in accordance with US GAAP, however the companies have used different approaches for the balance sheet presentation of certain items. The following represents the adjustments to conform SuperMedia’s accounting policies with the accounting policies of Dex One:

(1)

SuperMedia’s accounting policy is to recognize unbilled accounts receivable on a “net basis” as an offset to deferred revenue on its consolidated balance sheet for unbilled receivables that are directly associated with and offset by unearned deferred revenue, for which no cash payment has been received. Dex One’s accounting policy is to recognize unbilled accounts receivable on a “gross basis” as a component of net accounts receivable on its consolidated balance sheet. In order to conform to Dex One’s accounting policy, $370 million of SuperMedia’s unbilled accounts receivable has been reclassified from deferred revenue to net accounts receivable on the unaudited pro forma condensed combined balance sheet as of September 30, 2012. See footnote (j) below for additional information.

(2)	SuperMedia’s accounting policy is to recognize capitalized software as an intangible asset on its consolidated balance sheet. In order to conform to Dex One’s accounting policy, we have reclassified capitalized software of $16 million from intangible assets to fixed assets and computer software, net, on the unaudited pro forma condensed combined balance sheet as of September 30, 2012. See footnote (j) below for additional information.

(3)	Dex One has an accounting policy of estimating mandatory debt repayments based on cash flow sweep requirements under its senior secured term loans over the following twelve months and classifying those obligations as current maturities. SuperMedia’s mandatory debt repayments are based on a percentage of each quarter’s Available Cash, as defined in the SuperMedia credit facility, and accordingly are not known with certainty 12 months in advance. SuperMedia’s accounting policy is to only reflect in current maturities known repayments that are due and payable at each quarter end. In order to conform to Dex One’s accounting policy, an estimated $92 million of SuperMedia’s long-term debt was reclassified to the current portion of long term debt from long-term debt on the unaudited pro forma condensed combined balance sheet as of September 30, 2012 to reflect our estimate of debt repayments over the following 12 months.

Pro Forma Transaction-Related Adjustments

The unaudited pro forma condensed combined balance sheet as of September 30, 2012 also includes pro forma transaction-related adjustments. The transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. Accordingly, the purchase price will be allocated to the tangible and intangible assets acquired and the liabilities assumed on the date of the transaction. The preliminary allocation of the purchase price to the assets acquired and liabilities assumed is as follows:

Calculation of Allocable Purchase Price:
Fair value of Dex Media common stock issued to SuperMedia stockholders(a)	$30

Total allocable purchase price	$30

Estimated allocation of net purchase price adjustment:
SuperMedia net tangible assets acquired (excluding intangible assets and outstanding debt)	$51
Directory services agreements(b)	460
Customer relationships(b)	270
Marketing-related intangibles(b)	40
Patented technologies(b)	10
SuperMedia outstanding debt at fair value as of November 9, 2012(h)	(994)
Other adjustments(j)	(13)
Fair value adjustments:
Reverse pre-transaction deferred revenue(c)	435
Reverse pre-transaction deferred directory costs(d)	(97)
Deferred income tax adjustments, net(f)	(340)

Fair value of net liabilities acquired	(178)
Goodwill(g)	208

Total allocable purchase price	$30

(a)	The merger agreement provides that each issued and outstanding share of SuperMedia common stock will be converted into the right to receive 0.4386 shares of Dex Media common stock. As of November 9, 2012, 15.7 million shares of SuperMedia common stock were issued and outstanding, which will result in the issuance of 6.9 million shares of Dex Media common stock valued at $4.40 per share, which represents the closing price of Dex One common stock on November 9, 2012 of $0.88 adjusted for the 1-for-5 reverse stock split as specified in the merger agreement. The calculation of the equity component of the allocable purchase price is as follows:

(in millions, except exchange ratio and price per share data)	Dex One	SuperMedia	Dex Media
Shares of common stock issued and outstanding at November 9, 2012	50.9	15.7	—
Exchange ratio	0.20	0.4386	—

Assumed shares of Dex Media common stock issued	10.2	6.9	17.1
Price per share	$4.40	$4.40	$4.40

Fair value of Dex Media common stock issued	$45	$30	$75

The Dex Media common stock issued to Dex One and SuperMedia stockholders will have a par value of $0.001 per share.

(b)	These adjustments represent the estimated fair value of SuperMedia’s intangible assets in conjunction with our application of acquisition accounting and in conformity with Dex One’s accounting policies and fair value estimation methodologies. The determination of the estimated fair value of all of SuperMedia’s intangible assets resulted in a net increase in intangible assets of $546 million.
(c)	Dex One and SuperMedia recognize revenue with respect to print advertising under the deferral and amortization method whereby revenues are initially deferred when a directory is published, net of sales claims and allowances, and recognized ratably over the directory’s life, which is typically 12 months.

Subsequent to the conforming adjustments for unbilled accounts receivable noted above, deferred revenue associated with the acquired SuperMedia directories on September 30, 2012 was $438 million, which included $435 million related to directories published prior to the transaction that, in the absence of acquisition accounting, would have been recognized over the twelve months following the transaction under the deferral and amortization method. Under acquisition accounting, the $435 million of deferred revenue has been reduced to zero in the accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2012. The remaining deferred revenue of $3 million pertains to billings to customers in advance of the directories being published. Although the deferred revenue balance was substantially eliminated as a result of acquisition accounting, Dex Media will retain all the rights associated with the collection of amounts due and contractual obligations under the advertising contracts executed prior to the transaction. As a result, the net accounts receivable balances relating to the SuperMedia directory business will become assets of Dex Media.

(d)	Dex One and SuperMedia also recognize certain costs directly related to the sale and production of print advertising under the deferral and amortization method. The deferred directory costs associated with the acquired SuperMedia directories on September 30, 2012 were $130 million and included $97 million related to directories published prior to the transaction that, in the absence of acquisition accounting, would have been recognized over the twelve months following the transaction under the deferral and amortization method. Under acquisition accounting, the $97 million of deferred directory costs related to directories published prior to the transaction have been reduced to zero in the accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2012. The remaining deferred directory costs of $33 million, which relate to paper inventory and costs associated with directories that are scheduled to publish subsequent to the transaction, will be assumed by Dex Media and are reflected on the unaudited pro forma condensed combined balance sheet as of September 30, 2012.
(e)	Total estimated remaining financing costs associated with the amendments of the Dex One and SuperMedia senior secured term loans will approximate $10 million for Dex One and $9 million for SuperMedia and such costs will be deferred and amortized to interest expense over the maturities of the related senior secured term loans.

(f)	These adjustments represent a preliminary assessment of SuperMedia’s deferred income taxes that will be eliminated under acquisition accounting as well as deferred income taxes of Dex Media upon consummation of the transaction. At the time of the filing of this document, Dex One has not completed its assessment of its valuation allowance that will carryforward to the combined entity upon consummation of the transaction. As of September 30, 2012, Dex One’s estimated valuation allowance totaled $117 million, which represents the amount subject to adjustment upon finalization of our assessment of the combined entity’s deferred income taxes.

The amendments to SuperMedia’s senior secured credit facility as noted in the merger agreement have resulted in a significant modification determination in accordance with Treasury Regulation Section 1.1001-3. As such, estimated deferred taxes of $180 million that would have been recognized as a result of acquisition accounting associated with adjusting SuperMedia’s outstanding debt to fair value have not been recognized on the unaudited pro forma condensed combined balance sheet as of September 30, 2012. However, as a result of this determination, estimated accrued taxes of $12 million have been recognized on the unaudited pro forma condensed combined balance sheet as of September 30, 2012. If the transaction is unable to be completed out of court and must be accomplished through a Chapter 11 bankruptcy, the estimated accrued taxes of $12 million included in the unaudited pro forma condensed combined balance sheet as of September 30, 2012 would not be recognized resulting in a reduction to goodwill.

(g)	Goodwill represents the excess purchase price over the estimated fair value of the net identifiable assets acquired. We have estimated goodwill of approximately $208 million assuming the transaction had occurred as of September 30, 2012. SuperMedia’s pre-transaction goodwill was eliminated as a result of acquisition accounting.
(h)	As a result of acquisition accounting, SuperMedia’s outstanding debt was adjusted to fair value of $994 million and a discount of $481 million was recognized. This discount will be amortized to interest expense over the remaining term of the SuperMedia senior secured term loans.
(i)	These adjustments eliminate SuperMedia’s historical equity, accumulated deficit, and accumulated other comprehensive income and establish equity of Dex Media in conjunction with the merger agreement.
(j)	As a result of acquisition accounting, the carrying value of SuperMedia’s capitalized software was adjusted by $11 million to an estimated fair value of $27 million.

In order to state unbilled accounts receivables at fair value, an estimated allowance for doubtful accounts of $18 million was established based on historical experience as an offset to unbilled accounts receivable, resulting in a net unbilled accounts receivable adjustment of $352 million on the unaudited pro forma condensed combined balance sheet as of September 30, 2012.

This adjustment includes estimated remaining SuperMedia transaction-related costs of $21 million that have been eliminated as part of SuperMedia’s historical accumulated deficit. See footnote (k) below for additional information.

This adjustment includes an acceleration of unrecognized compensation cost associated with SuperMedia’s long term incentive plan of $6 million due to change in control provisions.

In order to conform to Dex One’s accounting policy pertaining to the measurement of assigning probabilities for uncertain state tax positions, we have reduced SuperMedia’s liability for uncertain tax positions by $5 million.

(k)	This adjustment reflects total estimated remaining transaction-related costs of $60 million, which includes total estimated remaining financing costs of $19 million noted in (e) above, comprised of $10 million for Dex One and $9 million for SuperMedia, and estimated remaining transaction-related costs of $41 million, comprised of $20 million for Dex One and $21 million for SuperMedia, representing one-time investment banking, legal and professional fees. As the transaction-related costs are a non-recurring expense to be recognized, these costs are not included in the unaudited pro forma condensed combined statements of operations.

(l)	This adjustment represents the acceleration of unrecognized compensation cost associated with SuperMedia’s stock-based awards of $3 million, which has been eliminated as part of SuperMedia’s historical equity and accumulated deficit, and Dex One’s stock-based awards of $4 million due to change in control provisions. This non-recurring cost is directly attributable to the transaction and not included in the unaudited pro forma condensed combined statements of operations.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

DEX ONE AND SUPERMEDIA

FOR THE YEAR ENDED DECEMBER 31, 2011

(in millions, except per share data)	Dex One Historical	SuperMedia Historical	Pro Forma Transaction Adjustments		Dex Media Total Pro Forma
Net revenues	$1,481	$1,642	$(669	)(1)	$2,454
Expenses:
Production and distribution expenses	287	408	(86	)(1)	609
Selling and support expenses	427	435	(75	)(1)	787
General and administrative expenses	144	220	(26	)(1)	338
Depreciation and amortization	252	172	(54	)(2)	370
Impairment charges	801	1,003	—		1,804

Total expenses	1,911	2,238	(241)		3,908
Operating loss	(430)	(596)	(428)		(1,454)
Gain on debt repurchases, net	—	116	—		116
Gain on sale of assets, net	13	—	—		13
Interest expense, net	(227)	(227)	(130	)(3)	(584)

Loss before reorganization items, net and income taxes	(644)	(707)	(558)		(1,909)
Reorganization items, net	—	(2)	—		(2)

Loss before income taxes	(644)	(709)	(558)		(1,911)
(Provision) benefit for income taxes	125	(62)	223	(4)	286

Net loss	$(519)	$(771)	$(335)		$(1,625)

Loss per share:
Basic	$(10.35)	$(51.04)	(5)		$(95.03)

Diluted	$(10.35)	$(51.04)	(5)		$(95.03)

Shares used in computing loss per share:
Basic	50.1	15.1	(48.1	)(5)	17.1

Diluted	50.1	15.1	(48.1	)(5)	17.1

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

DEX ONE AND SUPERMEDIA

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(in millions, except per share data)	Dex One Historical	SuperMedia Historical	Pro Forma Transaction Adjustments		Dex Media Total Pro Forma
Net revenues	$999	$1,042	$—	(1)	$2,041
Expenses:
Production and distribution expenses	215	249	—	(1)	464
Selling and support expenses	270	261	—	(1)	531
General and administrative expenses	94	78	—	(1)	172
Depreciation and amortization	313	119	(32	)(2)	400

Total expenses	892	707	(32)		1,567
Operating income	107	335	32		474
Gain on debt repurchases, net	140	51	—		191
Interest expense, net	(152)	(129)	(100	)(3)	(381)

Income before reorganization items, net and income taxes	95	257	(68)		284
Reorganization items, net	—	(1)	—		(1)

Income before income taxes	95	256	(68)		283
(Provision) benefit for income taxes	3	(78)	27	(4)	(48)

Net income	$98	$178	$(41)		$235

Earnings per share:
Basic	$1.94	$11.36	(5)		$13.74

Diluted	$1.93	$11.36	(5)		$13.74

Shares used in computing earnings per share:
Basic	50.6	15.3	(48.8	)(5)	17.1

Diluted	50.6	15.3	(48.8	)(5)	17.1

(1)

The adjustments to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011 represent net revenue of $669 million and certain expenses of $187 million related to SuperMedia directories published prior to the transaction that, due to acquisition accounting, would not have been recognized during the year ended December 31, 2011 assuming the transaction had occurred on January 1, 2011. As revenue and certain costs directly related to the sale and production of print advertising are recognized over the life of the directory, which is typically twelve months, the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2012 has not been adjusted.

(2)

These adjustments represent a revision of SuperMedia’s intangible asset amortization expense and capitalized software expense for the year ended December 31, 2011 and nine months ended September 30, 2012, respectively, assuming the transaction had occurred on January 1, 2011, and to reflect the new fair value and estimated useful lives of its intangible assets as a result of acquisition accounting and conforming with Dex One’s accounting policies and fair value estimation methodologies. The following table presents the estimated pro forma fair value and remaining useful lives of SuperMedia’s intangible assets as well as the estimated pro forma intangible asset amortization expense for the year ended December 31, 2011 and nine months ended September 30, 2012, respectively.

(in millions)	Fair Value Estimate	Life (Years)	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Directory service agreements	$460	10	$46	$35
Client relationships	270	10	27	20
Marketing-related intangibles	40	10	4	3
Patented technologies	10	3	3	2

	$780		$80	$60

(3)

These adjustments represent estimated pro forma incremental interest expense for the year ended December 31, 2011 and nine months ended September 30, 2012, respectively, associated with (1) the amendments of Dex One and SuperMedia’s interest rates on its senior secured term loans as currently proposed, (2) amortization of deferred financing costs associated with the amendments of Dex One and SuperMedia’s senior secured term loans and (3) amortization of the fair value adjustment to SuperMedia’s senior secured term loans.

(in millions)	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Incremental interest expense associated with the Dex One and SuperMedia interest rates amendments	$52	$30
Amortization of deferred financing costs associated with the Dex One and SuperMedia amendments	4	2
Amortization of the fair value adjustment to SuperMedia’s senior secured term loans	74	68

Total incremental interest expense	$130	$100

A sensitivity analysis demonstrating the impact of a 12.5 basis point increase or decrease in assumed interest rates for the Dex One and SuperMedia senior secured term loans would yield a difference to pro forma incremental interest expense of approximately $6 million and $4 million for the year ended December 31, 2011 and nine months ended September 30, 2012, respectively.

(4)

These adjustments represent the income tax effect of the preceding pro forma adjustments using a statutory rate of 40%. At the time of the filing of this document, Dex One has not completed its assessment of its tax attributes that will carryforward to the combined entity upon consummation of the transaction. Final determination of the remaining tax attributes could have a material impact on the combined company’s effective tax rate subsequent to the consummation of the transaction.

(5)

The following table presents the calculation of Dex One and SuperMedia’s historical basic and diluted earnings (loss) per share (“EPS”) as well as pro forma basic and diluted EPS of Dex Media for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively:

	Dex One Historical		SuperMedia Historical		Dex Media Total Pro Forma
(in millions, except per share data)	Year Ended December 31, 2011	Nine Months Ended September 30, 2012	Year Ended December 31, 2011	Nine Months Ended September 30, 2012	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Basic EPS:
Net income (loss)	$(519)	$98	$(771)	$178	$(1,625)	$235
Less: Allocation of income to participating unvested restricted stock	—	—	—	(5)	—	—

Income (loss) available to common shareholders	(519)	98	(771)	173	(1,625)	235
Weighted average common shares outstanding	50.1	50.6	15.1	15.3	17.1	17.1

Basic EPS	$(10.35)	$1.94	$(51.04)	$11.36	$(95.03)	$13.74

Diluted EPS:
Net income (loss)	$(519)	$98	$(771)	$178	$(1,625)	$235
Less: Allocation of income to participating unvested restricted stock	—	—	—	(5)	—	—

Income (loss) available to common shareholders	(519)	98	(771)	173	(1,625)	235
Weighted average common shares outstanding	50.1	50.6	15.1	15.3	17.1	17.1
Dilutive effect of stock awards	—	0.01	—	—	—	—

Weighted average diluted shares outstanding	50.1	50.6	15.1	15.3	17.1	17.1

Diluted EPS	$(10.35)	$1.93	$(51.04)	$11.36	$(95.03)	$13.74

Due to Dex One and SuperMedia’s reported net loss for the year ended December 31, 2011, the effect of all stock-based awards was anti-dilutive and therefore not included in the calculation of EPS.

Certain employees and certain non-management directors of SuperMedia were granted restricted stock awards, which entitles those participants to receive non-forfeitable dividends during the vesting period on a basis equivalent to the dividends paid to holders of SuperMedia’s common stock. As such, these unvested restricted stock awards meet the definition of a participating security. Participating securities are defined as unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) and are included in the computation of EPS pursuant to the two-class method. At September 30, 2012, there were 0.4 million of such participating securities outstanding. Under the two-class method, all earnings, whether distributed or undistributed, are allocated to each class of common stock and participating securities based on their respective rights to receive dividends. However, the net loss from continuing operations for the year ended December 31, 2011 was not allocated to these participating securities, as these awards do not share in any loss generated by SuperMedia.

THE PREPACKAGED PLANS

Reasons for Dex One and SuperMedia to File for Chapter 11

As more fully discussed in this document, the amendment and restatement of Dex One’s senior secured financing facilities, among other things, will extend the maturity of Dex One’s senior secured debt until the end of 2016 and will otherwise improve Dex One’s ability to pay down its indebtedness. The amendment and restatement of SuperMedia’s senior secured financing facility will extend the maturity of SuperMedia’s senior secured debt until the end of 2016 and will otherwise improve SuperMedia’s ability to pay down its indebtedness. Consummation of the transaction will improve Dex Media’s operating scale and is expected to generate between $150 million to $175 million of annual run rate cost synergies by 2015. Additionally, Dex One and SuperMedia expect Dex One’s current and future tax attributes, estimated at approximately $1.8 billion, to be applied against Dex Media’s taxable income over time. Dex One and SuperMedia anticipate that consummation of the transaction will enable Dex Media to increase sales of profitable products and services and phase out unprofitable products and services. If Dex One and SuperMedia are unable to obtain the stockholder and senior secured lender consents necessary to consummate the transaction out of court, Dex One and SuperMedia may seek instead to consummate the transaction, including the necessary financing amendments, through separate Chapter 11 cases using the prepackaged plans, if necessary.

The Dex One Prepackaged Plan

The Dex One prepackaged plan effects the transactions contemplated by the merger agreement, including the financing amendments. Additionally, the Dex One prepackaged plan provides for the discharge of claims and interests primarily through the: (a) issuance of shares of Dex Media common stock; (b) the reinstatement of certain claims and interests; (c) amended and restated Dex One credit facilities; and (d) payment of cash. Specifically, as more fully described below, allowed claims under the Dex One senior subordinated notes will be reinstated and rendered unimpaired. Holders of allowed claims under the DME credit facility, the DMW credit facility and the RHDI credit facility will receive a portion of the loans under the amended and restated DME credit facility, amended and restated DMW credit facility and the amended and restated RHDI credit facility, respectively. Holders of allowed general unsecured claims will be paid in full in cash in the ordinary course of business. Holders of Dex One common stock will receive shares of Dex Media common stock and shares of old Dex One common stock will be extinguished on the effective date of the Dex One prepackaged plan. Intercompany interests will be left unaltered and rendered unimpaired. Holders of allowed administrative claims, allowed secured tax claims, allowed other secured claims, allowed priority tax claims, allowed other priority claims and allowed professional claims will be paid in full in cash from cash on hand and from Dex One’s existing assets or reinstated, as applicable.

The Merger Transaction

On the effective date of the Dex One prepackaged plan, the transactions contemplated by the merger agreement will be consummated in accordance with the merger agreement. After consummating the transaction, Dex One stockholders will hold approximately 60% of Dex Media’s common stock. SuperMedia’s stockholders will hold approximately 40% of Dex Media’s common stock.

Amended and Restated Senior Secured Credit Facilities

On the effective date of the Dex One prepackaged plan, the Dex One credit facilities will each be amended and restated. The terms of the amended and restated Dex One credit facilities are described in “Description of Certain Indebtedness.”

Unclassified Claims

In accordance with Section 1123(a)(1) of the Bankruptcy Code, administrative claims, professional claims and priority tax claims have not been classified and thus are excluded from the classes of claims set forth in Article III of the Dex One prepackaged plan. The estimated recoveries for such unclassified claims are set forth below:

Claim	Plan Treatment	Projected Plan Recovery
Administrative Claims and Professional Claims	Paid in full in Cash	100%
Priority Tax Claims	Paid in full in Cash	100%

Administrative Claims

Unless otherwise agreed to by the holder of an allowed administrative claim and Dex One or Dex Media, as applicable, each holder of an allowed administrative claim (other than holders of professional claims and claims for fees and expenses pursuant to Section 1930 of Chapter 123 of title 28 of the United States Code) will receive in full and final satisfaction of its administrative claim an amount of cash equal to the amount of such allowed administrative claim either: (a) on the effective date of the Dex One prepackaged plan or as soon as practicable thereafter; (b) if the administrative claim is not allowed as of the effective date, no later than 30 days after the date on which an order allowing such administrative claim becomes a final order or as soon as reasonably practicable thereafter; or (c) if the allowed administrative claim is based on liabilities incurred by Dex One in the ordinary course of its business after the petition date, in accordance with the terms and conditions of the particular transaction giving rise to such allowed administrative claims without any further action by the holders of such allowed administrative claims.

Professional Claims

All requests for payment of claims for professional services rendered and reimbursement of expenses incurred prior to the confirmation of the Dex One prepackaged plan must be filed no later than 45 days after the effective date of the Dex One prepackaged plan. The Bankruptcy Court shall determine the allowed amounts of such professional claims after notice and a hearing in accordance with the procedures established by the Bankruptcy Code. Dex Media will pay professional claims in cash in the amount the Bankruptcy Court allows. After confirmation of the Dex One prepackaged plan, any requirement that professionals comply with Sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate and Dex Media may employ and pay any professional in the ordinary course of business without any further notice to or action, order or approval of the Bankruptcy Court.

Priority Tax Claims

Each holder of an allowed priority tax claim (i.e., any claim of a governmental unit of the kind specified in Section 507(a)(8) of the Bankruptcy Code) due and payable on or before the effective date of the Dex One prepackaged plan shall receive on such date, or as soon as practicable thereafter, from Dex One (or the respective Dex One subsidiary liable for such allowed priority tax claim) cash in an amount equal to the amount of such allowed priority tax claim. To the extent any allowed priority tax claim is not due and owing on the effective date, such claim shall be paid in full in cash in accordance with the terms of any agreement between Dex One and the holder of such claim or as may be due and payable under applicable non-bankruptcy law or in the ordinary course of business.

Classified Claims and Interests

The Dex One prepackaged plan establishes a comprehensive classification of claims and interests. The table below summarizes the classification, treatment, voting rights and estimated recoveries, estimated as of September 30, 2012, of the claims and interests, by class, under the Dex One prepackaged plan. Amounts assumed in the liquidation recovery analysis are estimates only. The projected liquidation recoveries are based on certain assumptions described herein. Accordingly, recoveries received by holders of claims and interests in a liquidation scenario may differ materially from the projected liquidation recoveries listed below.

Class	Claim or Interest	Voting Rights	Treatment	Plan Recovery	Liquidation Recovery[1]
1	Secured Tax Claims[2]	Not Entitled to Vote / Presumed to Accept	Paid in full in Cash	100%	100%
2	Other Secured Claims[2]	Not Entitled to Vote / Presumed to Accept	Reinstated or receive collateral	100%	100%
3	Other Priority Claims[2]	Not Entitled to Vote / Presumed to Accept	Paid in full in Cash	100%	100%
4	Senior Subordinated Notes Claims	Not Entitled to Vote / Presumed to Accept	Reinstated	100%	0%
5	DME Credit Facility Claims	Entitled to Vote	Pro Rata share of amended and restated DME Credit Facility and Pro Rata Cash payment	100%	13-16%
6	DMW Credit Facility Claims	Entitled to Vote	Pro Rata share of amended and restated DMW Credit Facility and Pro Rata Cash payment	100%	14-18%
7	RHDI Credit Facility Claims	Entitled to Vote	Pro Rata share of amended and restated RHDI Credit Facility and Pro Rata Cash payment	100%	12-16%
8	General Unsecured Claims	Not Entitled to Vote / Presumed to Accept	Paid in full in Cash	100%	0%
9	Dex One Interests	Entitled to Vote	0.2 shares of Dex Media Common Stock[3] for each Allowed Class 9 Interest	100%	0%
10	Intercompany Interests	Not Entitled to Vote / Presumed to Accept	Unaltered	100%	0%
11	Section 510(b) Claims	Not Entitled to Vote / Deemed to Reject	Paid in full in Cash or treated like holders of Allowed Class 9 Interests	100%	0%

1	The liquidation recovery analysis is based on Dex One’s most recent publicly filed consolidated financial statements (unaudited) contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

2	As of September 30, 2012, Dex One does not have any Secured Tax Claims, Other Secured Claims, or Other Priority Claims. However, should such claims be identified, they would receive a 100% recovery based on the priority of proceeds in a liquidation.

3	Under the Dex One prepackaged plan, the term “Newdex Common Stock” is used in place of the term “Dex Media Common Stock,” and means the authorized shares of common stock of the combined company upon consummation of the transaction.

Except to the extent that a holder of an allowed claim or interest, as applicable, agrees to a less favorable treatment, such holder shall receive under the Dex One prepackaged plan the treatment described below in full and final satisfaction, settlement, release and discharge of and in exchange for such holder’s allowed claim or interest. Unless otherwise indicated in the Dex One prepackaged plan, the holder of an allowed claim or interest, as applicable, shall receive such treatment on the effective date or as soon as practicable thereafter.

Class 1 — Secured Tax Claims

Classification: Class 1 consists of any secured tax claims against Dex One.

Treatment: Each holder of an allowed Class 1 claim shall receive, as applicable:

•	If the allowed Class 1 claim is due and payable on or before the effective date of the Dex One prepackaged plan, cash in an amount equal to such allowed Class 1 claim; or

•

If the allowed Class 1 claim is not due and payable on or before the effective date, such claim shall be paid in full in cash in accordance with the terms of any agreement between Dex One and the holder of such claim or as may be due and payable under applicable non-bankruptcy law or in the ordinary course of business.

Voting: Class 1 is unimpaired. Holders of allowed Class 1 claims are conclusively presumed to have accepted the Dex One prepackaged plan under Section 1126(f) of the Bankruptcy Code. Holders of allowed Class 1 claims are not entitled to vote to accept or reject the Dex One prepackaged plan.

Class 2 — Other Secured Claims

Classification: Class 2 consists of any other secured claims against Dex One.

Treatment: Each holder of an allowed Class 2 claim shall, at the sole option of Dex One or Dex Media, as applicable:

•	have its allowed Class 2 claim reinstated and rendered unimpaired in accordance with Section 1124(2) of the Bankruptcy Code; or

•	receive the collateral securing its allowed Class 2 claim and any interest on such allowed Class 2 claim required to be paid pursuant to Section 506(b) of the Bankruptcy Code.

Voting: Class 2 is unimpaired. Holders of allowed Class 2 claims are conclusively presumed to have accepted the Dex One prepackaged plan under Section 1126(f) of the Bankruptcy Code. Holders of allowed Class 2 claims are not entitled to vote to accept or reject the Dex One prepackaged plan.

Class 3 — Other Priority Claims

Classification: Class 3 consists of any other priority claims against Dex One.

Treatment: Each holder of an allowed Class 3 claim shall be paid in full in cash.

Voting: Class 3 is unimpaired. Holders of allowed Class 3 claims are conclusively presumed to have accepted the Dex One prepackaged plan under Section 1126(f) of the Bankruptcy Code. Holders of allowed Class 3 claims are not entitled to vote to accept or reject the Dex One prepackaged plan.

Class 4 — Senior Subordinated Notes Claims

Classification: Class 4 consists of any Dex One senior subordinated notes claims.

Allowance: On the effective date, Class 4 claims shall be allowed in the aggregate principal amount of $219,707,502, plus any accrued but unpaid interest thereon payable at the non-default interest rate in accordance with the Dex One senior subordinated notes.

Treatment: Each holder of an allowed Class 4 claim shall have its allowed Class 4 claim reinstated and rendered unimpaired in accordance with Section 1124(2) of the Bankruptcy Code.

Voting: Class 4 is unimpaired. Holders of allowed Class 4 claims are conclusively presumed to have accepted the Dex One prepackaged plan under Section 1126(f) of the Bankruptcy Code. Holders of allowed Class 4 claims are not entitled to vote to accept or reject the Dex One prepackaged plan.

Class 5 — DME Credit facility Claims

Classification: Class 5 consists of all DME credit facility claims.

Allowance: On the effective date, Class 5 claims shall be allowed and shall not be subject to avoidance, objection, challenge, deduction, subordination, recharacterization or offset, in the aggregate principal amount of $540,875,487, plus (A) any accrued but unpaid interest payable at the non-default interest rate in accordance with the DME credit facility, (B) any unpaid fees, expenses or other amounts that constitute obligations (other than principal) under and as defined in the DME credit facility, (C) any unpaid adequate protection payments required to be paid pursuant to the terms of a governing cash collateral order and (D) to the extent applicable, any unpaid amounts required to be paid pursuant to a DME specified swap agreement or a DME cash management arrangement, less any amortization or other payments of principal paid by Dex One after December 31, 2012, or during its Chapter 11 cases pursuant to the terms of the DME credit facility or any governing cash collateral order.

Treatment: On the effective date, each holder of an allowed Class 5 claim shall receive:

•

in satisfaction of such holder’s allowed Class 5 claim (other than the portion of the allowed Class 5 claim which directly arises under, is derived from or is based upon a DME specified swap agreement or a DME cash management arrangement) (a) its pro rata share of the loans under the amended and restated DME credit facility and (b) cash in an amount equal to such holder’s pro rata share of any outstanding amounts described in clauses (A), (B) or (C) of the immediately foregoing paragraph, to the extent such amounts are owed to a lender under the DME credit facility or any governing cash collateral order; and

•

in satisfaction of the portion (if any) of such holder’s allowed Class 5 claim that directly arises under, is derived from or is based upon a DME specified swap agreement or a DME cash management arrangement, cash in an amount equal to such partial claim amount.

Voting: Class 5 is impaired. Holders of allowed Class 5 claims are entitled to vote to accept or reject the Dex One prepackaged plan.

Class 6 — DMW Credit facility Claims

Classification: Class 6 consists of all DMW credit facility claims.

Allowance: On the effective date, Class 6 claims shall be allowed, and shall not be subject to avoidance, objection, challenge, deduction, subordination, recharacterization or offset, in the aggregate principal amount of $503,232,404, plus (A) any accrued but unpaid interest payable at the non-default interest rate in accordance with the DMW credit facility, (B) any unpaid fees, expenses or other amounts that constitute obligations (other than principal) under and as defined in the DMW credit facility, (C) any unpaid adequate protection payments required to be paid pursuant to the terms of a governing cash collateral order and (D) to the extent applicable, any unpaid amounts required to be paid pursuant to a DMW specified swap agreement or a DMW cash management arrangement, less any amortization or other payments of principal paid by Dex One after December 31, 2012, or during its Chapter 11 cases pursuant to the terms of the DMW credit facility or any governing cash collateral order.

Treatment: On the effective date, each holder of an allowed Class 6 claim shall receive:

•

in satisfaction of such holder’s allowed Class 6 claim (other than the portion of the allowed Class 6 claim which directly arises under, is derived from or is based upon a DMW specified swap agreement or a DMW cash management arrangement) (a) its pro rata share of the loans under the amended and restated DMW credit facility and (b) cash in an amount equal to such holder’s pro rata share of any outstanding amounts described in clauses (A), (B) or (C) of the immediately foregoing paragraph, to the extent such amounts are owed to a lender under the DMW credit facility or any governing cash collateral order; and

•

in satisfaction of the portion (if any) of such holder’s allowed Class 6 claim that directly arises under, is derived from or is based upon a DMW specified swap agreement or a DMW cash management arrangement, cash in an amount equal to such partial claim amount.

Voting: Class 6 is impaired. Holders of allowed Class 6 claims are entitled to vote to accept or reject the Dex One prepackaged plan.

Class 7 — RHDI Credit facility Claims

Classification: Class 7 consists of all RHDI credit facility claims.

Allowance: On the effective date, Class 7 claims shall be allowed, and shall not be subject to avoidance, objection, challenge, deduction, subordination, recharacterization or offset, in the aggregate principal amount of $782,499,573, plus (A) any accrued but unpaid interest payable at the non-default interest rate in accordance with the RHDI credit facility, (B) any unpaid fees, expenses or other amounts that constitute obligations (other than principal) under and as defined in the RHDI credit facility, (C) any unpaid adequate protection payments required to be paid pursuant to the terms of a governing cash collateral order and (D) to the extent applicable, any unpaid amounts required to be paid pursuant to a RHDI specified swap agreement or a RHDI cash management arrangement, less any amortization or other payments of principal paid by Dex One after December 31, 2012, or during its Chapter 11 cases pursuant to the terms of the RHDI credit facility or any governing cash collateral order.

Treatment: Each holder of an allowed Class 7 claim shall receive:

•

in satisfaction of such holder’s allowed Class 7 claim (other than the portion of the allowed Class 7 claim which directly arises under, is derived from or is based upon a RHDI specified swap agreement or a RHDI cash management arrangement) (a) its pro rata share of the loans under the amended and restated RHDI credit facility and (b) cash in an amount equal to such holder’s pro rata share of any outstanding amounts described in clauses (A), (B) or (C) of the immediately foregoing paragraph to the extent such amounts are owed to a lender under the RHDI credit facility or any governing cash collateral order; and

•

in satisfaction of the portion (if any) of such holder’s allowed Class 7 claim that directly arises under, is derived from or is based upon a RHDI specified swap agreement or a RHDI cash management arrangement, cash in an amount equal to such partial claim amount.

Voting: Class 7 is impaired. Holders of allowed Class 7 claims are entitled to vote to accept or reject the Dex One prepackaged plan.

Class 8 — General Unsecured Claims

Classification: Class 8 consists of any general unsecured claims against Dex One.

Treatment: Each holder of an allowed Class 8 claim shall receive cash in an amount equal to such allowed Class 8 claim on the later of the effective date or in the ordinary course of business in accordance with the terms and conditions of the particular transaction giving rise to such allowed Class 8 claim.

Voting: Class 8 is unimpaired. Holders of allowed Class 8 claims are conclusively presumed to have accepted the Dex One prepackaged plan under Section 1126(f) of the Bankruptcy Code. Holders of allowed Class 8 claims are not entitled to vote to accept or reject the Dex One prepackaged plan.

Class 9 — Dex One Interests

Classification: Class 9 consists of any Dex One interests.

Treatment: Upon consummation of the merger, each holder of an allowed Class 9 interest shall receive 0.2 shares of Dex Media common stock for each of its allowed Class 9 interests.

Voting: Class 9 is impaired.* Holders of allowed Class 9 interests are entitled to vote to accept or reject the Dex One prepackaged plan.

Class 10 — Intercompany Interests

Classification: Class 10 consists of any intercompany interests.

Treatment: Each holder of an allowed Class 10 interest shall have its allowed Class 10 interest left unaltered and rendered unimpaired in accordance with Section 1124(2) of the Bankruptcy Code.

Voting: Class 10 is unimpaired. Holders of allowed Class 10 interests are conclusively presumed to have accepted the Dex One prepackaged plan under Section 1126(f) of the Bankruptcy Code. Holders of allowed Class 10 interests are not entitled to vote to accept or reject the Dex One prepackaged plan.

Class 11 — Section 510(b) Claims

Classification: Class 11 consists of any Section 510(b) claims against Dex One.

Allowance: Notwithstanding anything in the Dex One prepackaged plan to the contrary, a Class 11 claim, if existing, may only become allowed based on its merits by final order of the Bankruptcy Court, in accordance with its merits. Dex One is not aware of any asserted Class 11 claim and believes that no Class 11 claim exists.

Treatment: A holder of an allowed Class 11 claim shall, in Dex Media’s sole discretion, (A) receive cash in the full amount of its allowed Class 11 claim or (B) be treated as if such holder held a number of allowed Class 9 interests instead of its allowed Class 11 claim equal in value to the amount of its allowed Class 11 claim.

Voting: Class 11 is impaired. Holders, if any, of allowed Class 11 claims are conclusively presumed to have rejected the Dex One prepackaged plan. Holders, if any, of allowed Class 11 claims are not entitled to vote to accept or reject the Dex One prepackaged plan.

Liquidation Analysis

Dex One believes that the Dex One prepackaged plan provides the same or a greater recovery for holders of allowed claims and interests as would be achieved in a liquidation under Chapter 7 of the Bankruptcy Code. This belief is based on a number of considerations, including: (a) Dex One’s primary assets are publishing contracts that would have a substantially reduced value in a liquidation under Chapter 7 of the Bankruptcy Code; (b) the additional administrative claims generated by conversion to a Chapter 7 case; (c) the administrative costs of

*	Bankruptcy courts treat any alteration of legal, equitable, and contractual rights pursuant to a Chapter 11 plan as “impairment.” Under the Dex One prepackaged plan, holders of allowed Dex One interests are receiving new, different equity instruments—i.e., Dex Media common stock—in exchange for their allowed Dex One interests. Accordingly, even though Dex One submits that the transactions contemplated by the Dex One prepackaged plan are in all stakeholders’ best interests and that the value of Dex Media common stock to be received by holders of allowed Dex One interests is not lower than the value of such Dex One interests, the Dex One prepackaged plan’s treatment of allowed Dex One interests would nevertheless constitute “impairment” as defined under the Bankruptcy Code and applicable caselaw.

liquidation and associated delays in connection with a Chapter 7 liquidation; and (d) the negative impact on the market for Dex One’s assets caused by attempting to sell a large number of assets in a short time frame, each of which likely would also diminish the value of Dex One’s assets available for distributions.

Dex One, with the assistance of Houlihan Lokey, has prepared a liquidation analysis, attached hereto as Appendix H to this document, to assist you in evaluating the Dex One prepackaged plan. The liquidation analysis compares the projected creditor recoveries that would result from the liquidation of Dex One in a hypothetical case under Chapter 7 of the Bankruptcy Code with the estimated distributions to holders of allowed claims and interests under the Dex One prepackaged plan. The liquidation analysis is based on the value of Dex One’s assets and liabilities as of a certain date and incorporate various estimates and assumptions, including a hypothetical conversion to a Chapter 7 liquidation as of a certain date. Further, the analysis is subject to potentially material changes, including with respect to economic and business conditions and legal rulings. Therefore, the actual liquidation value of Dex One could vary materially from the estimate provided in the liquidation analysis.

Confirmation of the Dex One Prepackaged Plan

Under Section 1128(a) of the Bankruptcy Code, the Bankruptcy Court, after notice, may hold a hearing to confirm the Dex One prepackaged plan. Dex One will file a motion on the petition date requesting that the Bankruptcy Court set a date and time approximately 30 days after the petition date for the confirmation hearing in the Bankruptcy Court. The confirmation hearing, once set, may be continued from time to time without further notice other than an adjournment announced in open court or a notice of adjournment filed with the Bankruptcy Court and served on those parties who have requested notice under Bankruptcy Rule 2002 and the entities who have filed an objection to the Dex One prepackaged plan, if any, without further notice to parties in interest. The Bankruptcy Court, in its discretion and prior to the confirmation hearing, may put in place additional procedures governing the confirmation hearing. Subject to Section 1127 of the Bankruptcy Code and the Dex One support agreement, the Dex One prepackaged plan may be modified, if necessary, prior to, during or as a result of the confirmation hearing, without further notice to parties in interest.

Additionally, Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of the Dex One prepackaged plan. Dex One, in the same motion requesting a date for the confirmation hearing, will request that the Bankruptcy Court set a date and time for parties in interest to file objections to the Dex One prepackaged plan. All objections to the Dex One prepackaged plan must be filed with the Bankruptcy Court and served on Dex One and certain other parties in interest in accordance with the applicable order of the Bankruptcy Court so that they are received on or before the deadline to file such objections.

Events Leading to the Dex One Prepackaged Plan

Challenging Industry Conditions

In recent years, Dex One has experienced: (a) declines in advertising sales due to the economic recession, dislocation of credit markets and declining consumer usage of print directory products and (b) significant competition and saturation in advertising markets, which placed significant strain on Dex One’s liquidity. Although Dex One has implemented various cost-cutting and operational restructuring initiatives, these initiatives have, to date, been insufficient to offset declining revenues.

Economic Recession, Dislocation of Credit Markets and Declining Consumer Usage

The economic recession that began in 2008 and the accompanying dislocation of credit markets triggered a decline in Dex One’s print advertising sales—the principal source of Dex One’s revenue. The recession significantly reduced business spending among small and medium-sized businesses (“SMBs”), which constitute a substantial majority of Dex One’s advertising clients. Recent economic conditions have also resulted in higher collection costs and bad debt expense due to increased difficulty in collecting accounts receivable from advertising clients in financial difficulty. Additionally, revenue weaknesses are a result of declining consumer usage of print directories in the United States. This decline is attributable to a number of factors, including increased usage of internet local search and internet-based directory products (particularly in business-to-business and retail categories). The decline in Dex One’s print revenue has not been offset by an increase in revenue from Dex One’s digital offerings and other non-print products and services. Net revenue for the three and twelve-month periods ended September 30, 2012 were approximately $320 million and $1,351 million, respectively, representing a decrease in total revenue of approximately 11% and 13%, respectively, from the same periods for the previous year.

Competition

Dex One’s industry is highly competitive. In each of Dex One’s print advertising markets, Dex One competes with one or more Yellow Pages directory publishers, which are predominantly independent publishers. Dex One also competes with other incumbent publishers in overlapping and adjacent markets, which affects Dex One’s ability to attract and retain advertisers and to increase advertising rates. Additionally, Dex One’s core print advertising business has come under increasing competition from internet-based directories and internet-based local search companies, as well as from local advertising sales in traditional media such as newspapers, magazines, radio, direct mail, telemarketing, billboards and television. Specifically, Dex One’s digital offerings compete with those of other incumbent directory publishers (such as SuperPages.com) and of independent directory publishers (such as Yellowbook.com). Dex One also competes with search engines and portals, such as Google, Yahoo and Bing and with other internet sites that provide local business information, such as Citysearch.com, Yelp.com, Local.com and Zagat.com. Although Dex One has entered into affiliate agreements with many of these companies, such agreements are not exclusive in most instances. Thus, these companies compete directly with Dex One and have entered into similar agreements with other major directory publishers and providers of local marketing services. Dex One also competes with certain providers of search engine marketing services, website development services, search engine marketing services and other emerging digital marketing services provided by technology companies, such as Yodle, ReachLocal, Local.com and Web.com.

In light of these circumstances, Dex One believes that consummation of the transaction, the financing amendments and related transactions are in the best interest of its stakeholders, including its stockholders. Combining Dex One and SuperMedia will produce a company that is better positioned as a national provider of social, local and mobile marketing solutions and allow the combined company to achieve economies of scale with reduced costs and enhanced cash flow and liquidity.

A prepackaged plan may provide Dex One and its stakeholders an alternative to consummate the transaction, financing amendment and related transactions in the event that the requisite consents from lenders and stockholders are not achieved in an out-of-court solicitation. In the event that Dex One is unable to obtain unanimous lender approval or the approval of a majority of its stockholders, but receives acceptances of the Dex One prepackaged plan from a majority (counting only those voting on the prepackaged plan) of its senior secured creditors, including the holders of at least 2/3 of the aggregate principal amount (counting only those voting on the prepackaged plan) of each of its senior secured credit facilities, Dex One may file the Chapter 11 cases and seek confirmation and consummation of the Dex One prepackaged plan. Dex One has not taken any action approving a bankruptcy filing at this time, and, if the transaction is consummated outside of court, Dex One will not commence Chapter 11 cases to consummate the prepackaged plans.

To that end, Dex One has entered into a support agreement with lenders holding more than half in number and at least 2/3 in amount of (but not all) claims under each of the Dex One credit facilities under which the lenders party to the Dex One support agreement agree to the proposed financing amendments to the senior secured credit facilities and to vote to accept the Dex One prepackaged plan. In addition, Dex One has commenced this solicitation, requesting that stockholders vote for the proposed merger and related transactions and vote to accept the Dex One prepackaged plan.

Insufficient Votes to Effect the Merger and Financing Amendments Out of Court

Dex One anticipates that effecting the merger and amending and restating their senior secured credit facilities will position the combined company to increase sales of profitable products and services and phase out unprofitable products and services. Accordingly, Dex One is soliciting senior secured lender consents and stockholder votes to approve the merger and the financing amendments, as applicable, on an out of court basis. Concurrently and in accordance with Sections 1125 and 1126 of the Bankruptcy Code, Dex One is soliciting senior secured lender and stockholder votes on the Dex One prepackaged plan, which contemplates the merger and the financing amendments. If Dex One does not obtain the necessary lender consents and stockholder votes to satisfy corporate law requirements for approval of the merger and the financing amendments outside of bankruptcy, Dex One may effect the merger and the financing amendments in Chapter 11.

Other Key Aspects of the Dex One Prepackaged Plan

The Option

On the effective date of the Dex One prepackaged plan, Dex One, with the consent of SuperMedia and its applicable subsidiaries, shall have the option to issue and distribute Dex Media common stock for the employee benefit plans designated by Dex One, with the consent of SuperMedia and its applicable subsidiaries, on or before the effective date. If this option is exercised, Dex Media shall issue stock in an amount necessary to give rise to an ownership change as defined in § 382(g) of the Code, but in no event shall the amount exceed 10% of the Dex Media common stock issued on the effective date of the Dex One prepackaged plan.

Distributions

One of the key concepts under the Bankruptcy Code is that only claims and interests that are “allowed” may receive distributions under a Chapter 11 plan. This term is used throughout the Dex One prepackaged plan and the descriptions in this document. In general, an allowed claim or interest means that Dex One agrees or if there is a dispute, the Bankruptcy Court determines that the claim or interest and the amount thereof, is in fact a valid obligation of or interest in Dex One. Except as otherwise provided in the Dex One prepackaged plan, a final order or as otherwise agreed to by the relevant parties, on the distribution date, the distribution agent shall make initial distributions under the Dex One prepackaged plan on account of allowed claims and interests, including that become allowed after the distribution record date, subject to Dex Media’s right to object to claims and interests.

Prosecution of Objections to Claims and Interests

Except insofar as a claim or interest is allowed under the Dex One prepackaged plan, Dex One, Dex Media or any other party in interest shall be entitled to object to the claim or interest. Any objections to claims and interests shall be served and filed on or before the 120th day after the effective date of the Dex One prepackaged plan or by such later date as ordered by the Bankruptcy Court. All claims and interests not objected to by the end of the 120-day period shall be deemed allowed unless such period is extended upon approval of the Bankruptcy Court. For the avoidance of doubt, except as otherwise provided in the Dex One prepackaged plan, from and after the effective date, Dex Media shall have and retain any and all rights and defenses Dex One had immediately prior to the effective date with respect to any disputed claim or interest, including the causes of action retained pursuant to the Dex One prepackaged plan.

No Interest

Unless otherwise specifically provided for in the Dex One prepackaged plan or by order of the Bankruptcy Court (including pursuant to any governing cash collateral order), postpetition interest shall not accrue or be paid on claims and no holder of a claim shall be entitled to interest accruing on or after the petition date on any claim or right. Additionally and without limiting the foregoing, interest shall not accrue or be paid on any disputed claim with respect to the period from the effective date to the date a final distribution is made on account of such disputed claim, if and when such disputed claim becomes an allowed claim.

Disallowance of Claims and Interests

All claims and interests of any entity from which property is sought by Dex One under Section 542, 543, 550 or 553 of the Bankruptcy Code or that Dex One or Dex Media alleges is a transferee of a transfer that is avoidable under Section 522(f), 522(h), 544, 545, 547, 548, 549 or 724(a) of the Bankruptcy Code shall be disallowed if: (a) the entity, on the one hand and Dex One or Dex Media, on the other hand, agree or the Bankruptcy Court has determined by final order that such entity or transferee is liable to turn over any property or monies under any of the aforementioned sections of the Bankruptcy Code and (b) such entity or transferee has failed to turn over such property by the date set forth in such agreement or final order.

Subordination

The allowance, classification and treatment of all claims and interests under the Dex One prepackaged plan shall conform to and with the respective contractual, legal and equitable subordination rights of such claims and interests and the Dex One prepackaged plan shall recognize and implement any such rights. Pursuant to Section 510 of the Bankruptcy Code, except where otherwise provided in the Dex One prepackaged plan Dex Media reserves the right to re-classify any allowed claim or interest in accordance with any contractual, legal or equitable subordination relating thereto.

Preservation of Rights of Action

Unless any causes of action against an entity are expressly waived, relinquished, exculpated, released, compromised or settled in the Dex One prepackaged plan or by a final order, in accordance with Section 1123(b) of the Bankruptcy Code, Dex Media shall retain and may enforce all rights to commence and pursue any and all causes of action, whether arising before or after the petition date, including any actions specifically enumerated in the Dex One prepackaged plan supplement and Dex Media’s rights to commence, prosecute or settle such causes of action shall be preserved notwithstanding the occurrence of the effective date. No entity may rely on the absence of a specific reference in the Dex One prepackaged plan, the Dex One prepackaged plan supplement or the disclosure statement to any cause of action against them as any indication that Dex One or Dex Media will not pursue any and all available causes of action against them. Dex One and Dex Media expressly reserve all rights to prosecute any and all causes of action against any entity, except as otherwise expressly provided in the Dex One prepackaged plan. Unless any causes of action against an entity are expressly waived, relinquished, exculpated, released, compromised or settled in the Dex One prepackaged plan or a Bankruptcy Court order, Dex Media expressly reserves all causes of action, for later adjudication, and, therefore no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches, shall apply to such causes of action upon, after or as a consequence of the confirmation or consummation.

Dex Media reserves and shall retain causes of action notwithstanding the rejection of any executory contract or unexpired lease during the Chapter 11 cases or pursuant to the Dex One prepackaged plan. In accordance with Section 1123(b)(3) of the Bankruptcy Code, any causes of action that Dex One may hold against any entity shall vest in Dex Media, Dex Media, through its authorized agents or representatives, shall retain and may exclusively enforce any and all such causes of action. Dex Media shall have the exclusive right, authority and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw or litigate to judgment any such causes of action or to decline to do any of the foregoing, without the consent or approval of any third party or any further notice to or action, order or approval of the Bankruptcy Court.

Treatment of Executory Contracts and Unexpired Leases

Assumption of Executory Contracts and Unexpired Leases

Except as otherwise provided in the Dex One prepackaged plan, each executory contract and unexpired lease shall be deemed assumed, without the need for any further notice to or action, order or approval of the

Bankruptcy Court, as of the effective date under Section 365 of the Bankruptcy Code, unless any such executory contract or unexpired lease: (a) is listed on the rejection schedule; (b) has been previously assumed or rejected by Dex One by final order or has been assumed or rejected by Dex One by order of the Bankruptcy Court as of the effective date, which order becomes a final order after the effective date; or (c) is the subject of a motion to assume or reject pending as of the effective date. The assumption of executory contracts and unexpired leases under the Dex One prepackaged plan may include the assignment of certain of such contracts to affiliates or to SuperMedia and its applicable subsidiaries. The confirmation order will constitute an order of the Bankruptcy Court approving the above-described assumptions, assignments and rejections.

Except as otherwise provided in the Dex One prepackaged plan or agreed to by Dex One with the applicable counterparty, each assumed executory contract or unexpired lease shall include all modifications, amendments, supplements, restatements or other agreements related thereto and all rights related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal and any other interests, unless any of the foregoing agreements has been previously rejected or repudiated or is rejected or repudiated under the Dex One prepackaged plan. Modifications, amendments, supplements and restatements to prepetition executory contracts and unexpired leases that have been executed by Dex One during the Chapter 11 cases shall not be deemed to alter the prepetition nature of the executory contract or unexpired lease or the validity, priority or amount of any claims that may arise in connection therewith.

Cure of Defaults and Objections to Cure and Assumption

Dex One or Dex Media, as applicable, shall “cure” defaults under executory contracts or unexpired leases assumed under Section 365 of the Bankruptcy Code, other than a default which is not required to be cured pursuant to Section 365(b)(2) of the Bankruptcy Code. Dex One or Dex Media, as applicable, shall pay cures (unless waived or modified by the applicable counterparty) on the effective date or as soon as practicable thereafter. Unless otherwise agreed upon in writing by the parties to the applicable executory contract or unexpired lease, all requests for payment of cure that differ from the amounts paid or proposed to be paid by Dex One or Dex Media must be filed with the claims and solicitation agent on or before 30 days after the effective date. Any such request that is not timely filed shall be disallowed and forever barred, estopped and enjoined from assertion and shall not be enforceable against Dex Media, without the need for any objection by Dex Media or any further notice to or action, order or approval of the Bankruptcy Court. Any cure shall be deemed fully satisfied, released and discharged upon payment by Dex One or Dex Media of the cure; provided, however, that nothing in the Dex One prepackaged plan shall prevent Dex Media from paying any cure despite the failure of the relevant counterparty to file a request for payment of such cure. Dex Media also may settle any cure without any further notice to or action, order or approval of the Bankruptcy Court. In addition, any objection to the assumption of an executory contract or unexpired lease must be filed with the Bankruptcy Court on or before 30 days after the effective date. Any such objection will be scheduled to be heard by the Bankruptcy Court at Dex One’s or Dex Media’s, as applicable, first scheduled omnibus hearing for which such objection is timely filed. Any counterparty to an executory contract or unexpired lease that fails to timely object to the proposed assumption of any executory contract or unexpired lease will be deemed to have consented to such assumption.

If there is a dispute regarding cure, the ability of Dex Media or any assignee to provide “adequate assurance of future performance” within the meaning of Section 365 of the Bankruptcy Code or any other matter pertaining to assumption, then payment of cure shall occur as soon as practicable after entry of a final order resolving such dispute, approving such assumption (and, if applicable, assignment) or as may be agreed upon by Dex One or Dex Media, as applicable, and the counterparty to the executory contract or unexpired lease. Dex One or Dex Media, as applicable, reserves the right either to reject or nullify the assumption of any executory contract or unexpired lease within 45 days after a final order resolving an objection to assumption or determining the cure or any request for adequate assurance of future performance required to assume such executory contract or unexpired lease, is entered.

Assumption of any executory contract or unexpired lease pursuant to the Dex One prepackaged plan or otherwise shall result in the full release and satisfaction of any cures, claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed executory contract or unexpired lease at any time prior to the effective date of assumption. Any and all proofs of claim based upon executory contracts or unexpired leases that have been assumed in the Chapter 11 cases, including pursuant to the confirmation order, shall be deemed disallowed and expunged as of the effective date without the need for any objection thereto or any further notice to or action, order or approval of the Bankruptcy Court.

Pre-existing Payment and Other Obligations

Rejection of any executory contract or unexpired lease pursuant to the Dex One prepackaged plan or otherwise shall not constitute a termination of pre-existing obligations owed to Dex One or Dex Media, as applicable, under such contract or lease. In particular, notwithstanding any non-bankruptcy law to the contrary, Dex Media expressly reserves and does not waive any right to receive or any continuing obligation of a counterparty to provide: (a) payment to Dex One or Dex Media, as applicable, of outstanding and future amounts owing thereto under or in connection with rejected executory contracts or unexpired leases or (b) warranties or continued maintenance obligations on goods previously purchased by Dex One or Dex Media, as applicable, from counterparties to rejected executory contracts.

Rejection Damages Claims and Objections to Rejections

Pursuant to Section 502(g) of the Bankruptcy Code, counterparties to executory contracts or unexpired leases that are rejected shall have the right to assert claims, if any, on account of the rejection of such contracts and leases. Unless otherwise provided by a Bankruptcy Court order, any proofs of claim asserting claims arising from the rejection of executory contracts and unexpired leases pursuant to the Dex One prepackaged plan must be filed with the claims and solicitation agent no later than 30 days after the later of the confirmation date or the effective date of rejection. Any such proofs of claim that are not timely filed shall be disallowed without the need for any further notice to or action, order or approval of the Bankruptcy Court. Such proofs of claim shall be forever barred, estopped and enjoined from assertion. Moreover, such proofs of claim shall not be enforceable against Dex Media, without the need for any objection by Dex Media, or any further notice to or action, order or approval of the Bankruptcy Court and any claim arising out of the rejection of the executory contract or unexpired lease shall be deemed fully satisfied, released and discharged notwithstanding anything in a proof of claim to the contrary. All allowed claims arising from the rejection of executory contracts and unexpired leases shall be classified as Class 8 general unsecured claims against the applicable Dex One counterparty thereto.

Contracts, Intercompany Contracts and Leases Entered Into After the Petition Date

Contracts, intercompany contracts and leases entered into after the petition date by Dex One and any executory contracts and unexpired leases assumed by Dex One may be performed by Dex Media in the ordinary course of business.

Reservation of Rights

Neither the exclusion nor inclusion of any contract or lease in the Dex One prepackaged plan supplement, nor anything contained in the Dex One prepackaged plan, shall constitute an admission by Dex One that any such contract or lease is in fact an executory contract or unexpired lease or that Dex Media has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, Dex One or Dex Media, as applicable, shall have 45 days following entry of a final order resolving such dispute to alter their treatment of such contract or lease.

Release, Injunction and Related Provisions

Discharge of Claims and Termination of Interests

Except as otherwise provided for in the Dex One prepackaged plan and effective as of the effective date of the Dex One prepackaged plan: (a) the rights afforded in the Dex One prepackaged plan and the treatment of all claims and interests shall be in exchange for and in complete satisfaction, discharge and release of all claims and interests of any nature whatsoever, including any interest accrued on such claims from and after the petition date, against Dex One or any of their assets, property or estates; (b) the Dex One prepackaged plan shall bind all holders of claims and interests, notwithstanding whether any such holders failed to vote to accept or reject the Dex One prepackaged plan or voted to reject the Dex One prepackaged plan; (c) all claims and interests shall be satisfied, discharged and released in full and Dex One’s liability with respect thereto shall be extinguished completely, including any liability of the kind specified under Section 502(g) of the Bankruptcy Code; and (d) all entities shall be precluded from asserting against Dex One, Dex One’s estates, Dex Media, their successors and assigns and their assets and properties any other claims or interests based upon any documents, instruments or any act or omission, transaction or other activity of any kind or nature that occurred prior to the effective date.

Released Parties

The Dex One prepackaged plan grants releases to certain parties, including each of the following in its capacity as such: (a) Dex One; (b) the Dex One secured lenders and the administrative agents under the Dex One secured credit facilities; and (c) with respect to each of the foregoing entities, such entity’s successors and assigns and current and former affiliates, subsidiaries, officers, directors, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives and other professionals.

Releases by Dex One

Pursuant to Section 1123(b) of the Bankruptcy Code and except as otherwise specifically provided for in the Dex One prepackaged plan, for good and valuable consideration, on and after the effective date, the released parties are deemed released and discharged by Dex One, Dex Media and the estates from any and all claims, obligations, rights and liabilities whatsoever, whether for tort, fraud, contract, violations of federal or state securities laws, avoidance or recovery of transfers under Chapter 5 of the Bankruptcy Code or any similar law of any state, commonwealth, territory or country or otherwise, including any derivative claims, asserted or that could possibly have been asserted directly or indirectly on behalf of Dex One, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity or otherwise and any and all causes of action asserted or that could possibly have been asserted on behalf of Dex One, that Dex One, Dex Media, the estates or affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any claim or interest or other entity, based on or relating to or in any manner arising from, in whole or in part, Dex One or their affiliates, the Chapter 11 cases, the transaction, the purchase, sale or rescission of the purchase or sale of any security of Dex One or Dex Media, the subject matter of or the transactions or events giving rise to, any claim or interest that is treated in the Dex One prepackaged plan, the business or contractual arrangements between Dex One and any released party, prepetition contracts and agreements with Dex One (including the Dex One credit facilities and other agreements reflecting long-term indebtedness), the Dex One support agreement, the restructuring of claims and interests prior to or in the Chapter 11 cases, the negotiation, formulation, solicitation or preparation of the Dex One prepackaged plan and disclosure statement or related agreements, instruments or other documents, upon any other act or omission, transaction, agreement, event or other occurrence taking place before the effective date, other than claims or liabilities arising out of or related to any contractual or fixed monetary obligation owed to Dex One or Dex Media.

Entry of the confirmation order shall constitute the Bankruptcy Court’s approval, pursuant to bankruptcy rule 9019, of the release set forth in Section 8.2 of the Dex One prepackaged plan, which includes by reference each of the related provisions and definitions contained in the Dex One prepackaged plan and further, shall constitute the Bankruptcy Court’s finding that such release is: (a) in exchange for the good and valuable consideration provided by the released parties; (b) a good faith settlement and compromise of the claims released by Section 8.2 of the Dex One prepackaged plan; (c) in the best interests of Dex One and all holders of claims and interests; (d) fair, equitable and reasonable; (e) given and made after due notice and opportunity for hearing; and (f) a bar to Dex One asserting any claim or cause of action released by Section 8.2 of the Dex One prepackaged plan.

Releases by Holders of Claims and Interests

The Dex One prepackaged plan includes releases granted by certain releasing parties, including each of the following in its capacity as such: (a) the Dex One secured lenders and the administrative agents under the Dex One secured credit facilities; and (b) without limiting the foregoing clause (a) each holder of a claim or an interest other than a holder of a claim or an interest that has voted to reject the Dex One prepackaged plan or is a member of a class that is deemed to reject the Dex One prepackaged plan.

As of the effective date of the Dex One prepackaged plan, the releasing parties shall be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged Dex One, Dex Media, the estates and the released parties from any and all claims, interests, obligations, rights, liabilities, actions, causes of action, choses in action, suits, debts, damages, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, remedies, rights of set-off, third-party claims, subrogation claims, contribution claims, reimbursement claims, indemnity claims, counterclaims and crossclaims (including all claims and actions against any entities under the Bankruptcy Code) whatsoever, whether for tort, fraud, contract, violations of federal or state securities laws, avoidance or recovery of transfers under Chapter 5 of the Bankruptcy Code or any similar law of any state, commonwealth, territory or country or otherwise, including any derivative claims, asserted on behalf of Dex One, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity or otherwise, that such entity would have been legally entitled to assert (whether individually or collectively), based on or in any way relating to or in any manner arising from, in whole or in part, Dex One, Dex One’s restructuring, the Chapter 11 cases, the transaction, the purchase, sale or rescission of the purchase or sale of any security of Dex One or Dex Media, the subject matter of or the transactions or events giving rise to, any claim or interest that is treated in the Dex One prepackaged plan, the business or contractual arrangements between Dex One and any released party, prepetition contracts and agreements with Dex One (including the Dex One credit facilities and other agreements reflecting long-term indebtedness), the Dex One support agreement, the restructuring of claims and interests prior to or in the Chapter 11 cases, the negotiation, formulation, solicitation or preparation of the Dex One prepackaged plan, the disclosure statement, the Dex One prepackaged plan supplement or related agreements, instruments or other documents, upon any other act or omission, transaction, agreement, event or other occurrence taking place before the effective date of the Dex One prepackaged plan. Notwithstanding anything to the contrary in the foregoing, the release set forth above does not release any obligations arising on or after the effective date of any party under the Dex One prepackaged plan or any document, instrument or agreement (including those set forth in the Dex One prepackaged plan supplement) executed to implement the Dex One prepackaged plan.

Entry of the confirmation order shall constitute the Bankruptcy Court’s approval, pursuant to bankruptcy rule 9019, of the release set forth in Section 8.3 of the Dex One prepackaged plan, which includes by reference each of the related provisions and definitions contained in the Dex One prepackaged plan and further, shall constitute the Bankruptcy Court’s finding that such release is: (a) in exchange for the good and valuable consideration provided by Dex One, Dex Media, the estates and the released parties; (b) a good faith settlement and compromise of the claims released by Section 8.3 of the Dex One prepackaged plan; (c) in the best interests of Dex One and all holders of claims and interests; (d) fair, equitable and reasonable; (e) given and made after due notice and opportunity for hearing; and (f) a bar to any entity granting a release under Section 8.3 of the Dex One prepackaged plan from asserting any claim or cause of action released by Section 8.3 of the Dex One prepackaged plan.

Exculpation

The Dex One prepackaged plan includes an exculpation for certain parties, including each of the following in its capacity as such: (a) Dex One; (b) Dex Media; (c) SuperMedia and its applicable subsidiaries; (d) the Dex

One secured lenders and the administrative agents under the Dex One secured credit facilities; and (e) with respect to each of the foregoing entities, such entity’s successors and assigns and current and former affiliates, subsidiaries, officers, directors, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives and other professionals

No exculpated party shall have or incur and each exculpated party is hereby released and exculpated from any exculpated claim or any obligation, cause of action or liability for any exculpated claim; provided, however, that the foregoing “exculpation” shall have no effect on the liability of any entity that results from any such act or omission that is determined in a final order to have constituted gross negligence or willful misconduct; provided, further, that in all respects such entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to or in connection with, the Dex One prepackaged plan. The exculpated parties have and upon confirmation shall be deemed to have, participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation of acceptances and rejections of the Dex One prepackaged plan and the making of distributions pursuant to the Dex One prepackaged plan and, therefore, are not and shall not be liable at any time for the violation of any applicable, law, rule or regulation governing the solicitation of acceptances or rejections of the Dex One prepackaged plan or such distributions made pursuant to the Dex One prepackaged plan.

Injunction

Except as otherwise provided in the Dex One prepackaged plan or for obligations issued pursuant to the Dex One prepackaged plan, all Entities that have held, hold or may hold claims or interests that have been released pursuant to Section 8.2 of the Dex One prepackaged plan or Section 8.3 of the Dex One prepackaged plan, discharged pursuant to Section 8.1 of the Dex One prepackaged plan or are subject to exculpation pursuant to Section 8.4 of the Dex One prepackaged plan are permanently enjoined, from and after the effective date, from taking any of the following actions against, as applicable, Dex One, Dex Media, the released parties or the exculpated parties: (a) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or interests; (b) enforcing, attaching, collecting or recovering by any manner or means any judgment, award, decree or order against such entities on account of or in connection with or with respect to any such claims or interests; (c) creating, perfecting or enforcing any encumbrance of any kind against such entities or the property or estates of such entities on account of or in connection with or with respect to any such claims or interests; (d) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from such entities or against the property or estates of such entities on account of or in connection with or with respect to any such claims or interests unless such holder has filed a motion requesting the right to perform such setoff on or before the confirmation date; and (e) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or interests released, exculpated or settled pursuant to the Dex One prepackaged plan.

Protection Against Discriminatory Treatment

In accordance with Section 525 of the Bankruptcy Code and consistent with paragraph 2 of Article VI of the United States Constitution, no governmental unit shall discriminate against Dex Media or any entity with which Dex Media has been or is associated, solely because Dex Media was a debtor under Chapter 11, may have been insolvent before the commencement of the Chapter 11 cases (or during the Chapter 11 cases but before being granted or denied a discharge) or has not paid a debt that is dischargeable in the Chapter 11 cases.

Indemnification

On and from the effective date and except as prohibited by applicable law, Dex Media shall assume or reinstate, as applicable, all indemnification obligations in place as of the effective date of the Dex One prepackaged plan (whether in by-laws, certificates of incorporation, board resolutions, contracts or otherwise) for the current and former directors, officers, managers, employees, attorneys, other professionals and agents of Dex One and such current and former directors’, officers’, managers’ and employees’ respective affiliates.

Recoupment

In no event shall any holder of claims or interests be entitled to recoup any claim or interest against any claim, right or cause of action of Dex One or Dex Media, as applicable, unless such holder actually has performed such recoupment and provided notice thereof in writing to Dex One on or before the confirmation date, notwithstanding any indication in any proof of claim or interest or otherwise that such holder asserts, has or intends to preserve any right of recoupment.

Release of Liens

Except (a) with respect to the liens securing the DME credit facility claims, DMW credit facility claims or the RHDI credit facility claims, (b) with respect to the liens securing the secured tax claims or other secured claims (depending on the treatment of such claims) or (c) as otherwise provided in the Dex One prepackaged plan or in any contract, instrument, release or other agreement or document created pursuant to the Dex One prepackaged plan, on the effective date, all mortgages, deeds of trust, liens, pledges or other security interests against any property of the Dex One bankruptcy estates shall be fully released and discharged and all of the right, title and interest of any holder of such mortgages, deeds of trust, liens, pledges or other security interests shall revert to Dex Media and its successors and assigns.

Reimbursement or Contribution

If the Bankruptcy Court disallows a claim for reimbursement or contribution of an entity pursuant to Section 502(e)(1)(B) of the Bankruptcy Code, then to the extent that such claim is contingent as of the effective date of the Dex One prepackaged plan, such claim shall be forever disallowed notwithstanding Section 502(j) of the Bankruptcy Code, unless prior to the effective date (a) such claim has been adjudicated as noncontingent or (b) the relevant holder of a claim has filed a noncontingent proof of claim on account of such claim and a final order has been entered determining such claim as no longer contingent.

Vesting of Assets in Dex Media

Except as otherwise provided in the Dex One prepackaged plan, including in connection with the merger or in any agreement, instrument or other document incorporated in the Dex One prepackaged plan (including the amended and restated credit facilities), on the effective date, all property in each estate, all causes of action and any property acquired by any of Dex One under the Dex One prepackaged plan shall vest in Dex Media, free and clear of all liens, claims, charges or other encumbrances. On and after the effective date, except as otherwise provided in the Dex One prepackaged plan, Dex Media may operate its business and may use, acquire or dispose of property and compromise or settle any claims, interests or causes of action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or bankruptcy rules.

Modification of Plan

Effective as of the date of the Dex One prepackaged plan: (a) Dex One reserves the right, in accordance with the Bankruptcy Code and the bankruptcy rules, to amend or modify the Dex One prepackaged plan before the entry of the confirmation order, subject to the limitations set forth in the Dex One prepackaged plan and, if effective, the Dex One support agreement; and (b) after the entry of the confirmation order, Dex One or Dex Media, as applicable, may, upon order of the Bankruptcy Court, amend or modify the Dex One prepackaged plan, in accordance with Section 1127(b) of the Bankruptcy Code, remedy any defect or omission, or reconcile any inconsistency in the Dex One prepackaged plan in such manner as may be necessary to carry out the purpose and intent of the Dex One prepackaged plan, subject to the limitations set forth in the Dex One prepackaged plan and, if effective, the Dex One support agreement.

Revocation or Withdrawal of Plan

Dex One reserves the right to revoke or withdraw the Dex One prepackaged plan before the confirmation date and to file subsequent Chapter 11 plans. If Dex One revokes or withdraws the Dex One prepackaged plan or if confirmation or the effective date does not occur, then: (a) the Dex One prepackaged plan will be null and void in all respects; (b) any settlement or compromise embodied in the Dex One prepackaged plan, assumption or rejection of executory contracts or unexpired leases effected by the Dex One prepackaged plan and any document or agreement executed pursuant to the Dex One prepackaged plan will be null and void in all respects; and (c) nothing contained in the Dex One prepackaged plan shall (1) constitute a waiver or release of any claims, interests or causes of action, (2) prejudice in any manner the rights of Dex One or any other entity or (3) constitute an admission, acknowledgement, offer or undertaking of any sort by Dex One or any other entity.

Reservation of Rights

Except as set forth in the Dex One prepackaged plan, the Dex One prepackaged plan shall have no force or effect unless the Bankruptcy Court shall enter the confirmation order. None of the filing of the Dex One prepackaged plan, any statement or provision contained in the Dex One prepackaged plan or the taking of any action by Dex One with respect to the Dex One prepackaged plan, the disclosure statement or the Dex One prepackaged plan supplement shall be or shall be deemed to be an admission or waiver of any rights of Dex One with respect to the holders of claims or interests prior to the effective date.

Plan Supplement

All exhibits and documents included in the Dex One prepackaged plan supplement are incorporated into and are a part of the Dex One prepackaged plan as if set forth in full in the Dex One prepackaged plan. Dex One will not serve paper or CD-ROM copies of the Dex One prepackaged plan supplement; however, parties may obtain a copy of the Dex One prepackaged plan supplement from the claims and solicitation agent by: (1) calling Dex One’s restructuring hotline at one of the telephone numbers set forth earlier in this disclosure statement; (2) visiting Dex One’s restructuring website www.epiq11.com/dexone; and/or (3) writing to Dex One Corporation Ballot Processing Center, c/o Epiq Systems, FDR Station, P.O. Box 5014, New York, NY 10150-5014. Unless otherwise ordered by the Bankruptcy Court, to the extent any exhibit or document in the Dex One prepackaged plan supplement is inconsistent with the terms of any part of the Dex One prepackaged plan that does not constitute the Dex One prepackaged plan supplement, such part of the Dex One prepackaged plan that does not constitute the Dex One prepackaged plan supplement shall control.

Confirmation Procedures

The following is a brief summary of the confirmation process. Holders of claims and interests are encouraged to review the relevant provisions of the Bankruptcy Code and to consult with their own advisors.

The Confirmation Hearing

Section 1128(a) of the Bankruptcy Code provides that the Bankruptcy Court, after notice, may conduct the confirmation hearing to consider confirmation. Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation.

Confirmation Standards

Among the requirements for the confirmation are that the Dex One prepackaged plan is accepted by all impaired classes of claims and interests or if rejected by an impaired class, that the Dex One prepackaged plan “does not discriminate unfairly” and is “fair and equitable” as to such class, is feasible and is in the “best interests” of holders of claims and interests that are impaired under the Dex One prepackaged plan. The following requirements must be satisfied pursuant to Section 1129(a) of the Bankruptcy Code before the Bankruptcy Court may confirm a plan of reorganization. The Dex One prepackaged plan fully complies with the statutory requirements for confirmation listed below.

•	The proponents of the Dex One prepackaged plan have complied with the applicable provisions of the Bankruptcy Code.

•	The Dex One prepackaged plan has been proposed in good faith and not by any means forbidden by law.

•

Any payment made or to be made by Dex One (or any other proponent of the Dex One prepackaged plan) or by a person issuing securities or acquiring property under the Dex One prepackaged plan, for services or for costs and expenses in or in connection with the Chapter 11 cases, in connection with the Dex One prepackaged plan and incident to the Chapter 11 cases is subject to the approval of the Bankruptcy Court as reasonable.

•

Dex One (or any other proponent of the Dex One prepackaged plan) has disclosed the identity and affiliations of any individual proposed to serve, after confirmation, as a director, officer or voting trustee of Dex Media, any affiliate of Dex One reorganized under the Dex One prepackaged plan or any successor to Dex One under the Dex One prepackaged plan and the appointment to or continuance in, such office of such individual is consistent with the interests of creditors and holders of interests and with public policies.

•	The proponent of the Dex One prepackaged plan has disclosed the identity of any insider that will be employed or retained by Dex Media and the nature of any compensation for such insider.

•

With respect to each holder within an impaired class of claims or interests, each such holder (a) has accepted the Dex One prepackaged plan or (b) will receive or retain under the Dex One prepackaged plan on account of such claim or interest property of a value, as of the effective date of the Dex One prepackaged plan, that is not less than the amount that such holder would so receive or retain if Dex One were liquidated under Chapter 7 of the Bankruptcy Code on such date.

•

With respect to each class of claims or interests, such class (a) has accepted the Dex One prepackaged plan or (b) is unimpaired under the Dex One prepackaged plan (subject to the “cram-down” provisions discussed below).

•	The Dex One prepackaged plan provides for treatment of claims, as applicable, in accordance with the provisions of Section 507(a) of the Bankruptcy Code.

•

If a class of claims is impaired under the Dex One prepackaged plan, at least one class of claims that is impaired under the Dex One prepackaged plan has accepted the Dex One prepackaged plan, determined without including any acceptance of the Dex One prepackaged plan by any insider.

•

Confirmation is not likely to be followed by the liquidation or the need for further financial reorganization, of Dex Media or any successor to Dex One under the Dex One prepackaged plan, unless such liquidation or reorganization is proposed in the Dex One prepackaged plan.

•	All fees payable under 28 U.S.C. § 1930 have been paid or the Dex One prepackaged plan provides for the payment of all such fees on the effective date of the Dex One prepackaged plan.

Best Interests Test/Liquidation Analysis

As described above, Section 1129(a)(7) of the Bankruptcy Code requires that each holder of an impaired claim or interest either (a) accept the Dex One prepackaged plan or (b) receive or retain under the Dex One prepackaged plan property of a value, as of the effective date, that is not less than the value such holder would receive if Dex One were liquidated under Chapter 7 of the Bankruptcy Code. Based on Dex One’s liquidation analysis, Dex One believe that the value of any distributions if Dex One’s Chapter 11 cases were converted to cases under Chapter 7 of the Bankruptcy Code would be no greater than the value of distributions under the Dex One prepackaged plan. As a result, Dex One believe holders of claims and interests in all impaired classes will recover at least as much as a result of confirmation as they would recover through a hypothetical Chapter 7 liquidation.

Feasibility

The Bankruptcy Code requires that a debtor demonstrate that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the Dex One prepackaged plan meets this requirement, Dex One has analyzed its ability to meet its obligations under the Dex One prepackaged plan. As part of this analysis, Dex One has prepared projections, which, together with the assumptions on which they are based, are included in “Proposal 1: The Transaction—Financial Forecasts.” Based on such projections, Dex One believes that it will be able to make all payments required under the Dex One prepackaged plan. Therefore, confirmation is not likely to be followed by liquidation or the need for further reorganization.

Confirmation Without Acceptance by All Impaired Classes

The Bankruptcy Court may confirm a plan of reorganization over the rejection or deemed rejection of the plan of reorganization by a class of claims or interests if the plan of reorganization “does not discriminate unfairly” and is “fair and equitable” with respect to such class.

No Unfair Discrimination

This test applies to classes of claims or interests that are of equal priority and are receiving different treatment under the Dex One prepackaged plan. The test does not require that the treatment be the same or equivalent, but that such treatment be “fair”. Dex One does not believe the Dex One prepackaged plan discriminates unfairly against any impaired class of claims or interests. Dex One believes the Dex One prepackaged plan and the treatment of all classes of claims and interests under the Dex One prepackaged plan satisfy the foregoing requirements for nonconsensual confirmation.

Fair and Equitable Test

This test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims or interests receive more than 100% of the amount of the allowed claims or interests in such class. As to the dissenting class, the test sets different standards depending on the type of claims or interests of the debtor in such class. In order to demonstrate that a plan is fair and equitable, the plan proponent must demonstrate:

Secured Creditors: Each holder of a secured claim either (1) retains its liens on the property, to the extent of the allowed amount of its secured claim and receives deferred cash payments having a value, as of the effective date of the Chapter 11 plan, of at least the allowed amount of such claim, (2) has the right to credit bid the amount of its claim if its property is sold and retains its liens on the proceeds of the sale (or if sold, on the proceeds thereof) or (3) receives the “indubitable equivalent” of its allowed secured claim.

Unsecured Creditors: Either (1) each holder of an impaired unsecured claim receives or retains under the Chapter 11 plan property of a value equal to the amount of its allowed claim or (2) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the Chapter 11 plan.

Equity Interests: Either (1) each holder of an interest will receive or retain under the Chapter 11 plan property of a value equal to the greatest of the fixed liquidation preference to which such holder is entitled, the fixed redemption price to which such holder is entitled or the value of the interest or (2) the holder of an interest that is junior to the non-accepting class will not receive or retain any property under the Chapter 11 plan.

Dex One believes the Dex One prepackaged plan satisfies the “fair and equitable” requirement notwithstanding that class 11 (Section 510(b) claims) is deemed to reject the Dex One prepackaged plan, because, as to such class, there is no class of equal priority receiving more favorable treatment and no class that is junior to such a dissenting class will receive or retain any property on account of the claims in such class.

Alternatives to confirmation and consummation of the Dex One prepackaged plan

If the Dex One prepackaged plan cannot be confirmed, Dex One may seek to (1) prepare and present to the Bankruptcy Court an alternative Chapter 11 plan for confirmation, (2) effect a merger or sale transaction, including, potentially, a sale of all or substantially all of Dex One’s assets pursuant to Section 363 of the Bankruptcy Code or (3) liquidate Dex One under Chapter 7 of the Bankruptcy Code. If Dex One were to pursue a liquidation, the Chapter 11 cases would be converted to cases under Chapter 7 of the Bankruptcy Code and a trustee would be elected or appointed to liquidate the assets of Dex One for distribution in accordance with the priorities established by the Bankruptcy Code. A discussion of the effects that a Chapter 7 liquidation would have on creditors’ recoveries and Dex One is described in the unaudited liquidation analysis attached as Appendix H to this document.

The Dex One Support Agreement

On December 5, 2012, Dex One entered into the Dex One support agreement with certain of its senior secured lenders. A copy of the Dex One support agreement is attached as Appendix K to this document. Negotiations between SuperMedia, Dex One, and the Steering Committee involving the support agreements took place between November 12 and December 5, 2012. Additional consenting lenders may join the Dex One support agreement in the future.

Under the Dex One support agreement, Dex One agrees to take reasonable and appropriate action consistent with its obligations under the merger agreement and the Dex One support agreement in furtherance of the transaction and, if applicable, confirmation and consummation of the Dex One prepackaged plan, (i) to obtain signature pages to the Dex One proposed financing amendments, (ii) to provide a disclosure statement (the “Dex One lender disclosure statement”) to the lenders under the Dex One credit facilities and solicit their votes to accept the Dex One prepackaged plan, and (iii) if Dex One elects to effectuate the transaction through Chapter 11 cases, to file voluntary petitions under Chapter 11 and seek approval of certain relief from the Bankruptcy Court and confirmation of the Dex One prepackaged plan.

The lender parties to the Dex One support agreement agree to (i) support and take any reasonable action in furtherance of the Dex One proposed financing amendments and the effectiveness of the Dex One support agreement, (ii) timely vote their claims to accept the Dex One prepackaged plan and not change or withdraw such vote unless such plan is modified in a manner materially inconsistent with the Dex One support agreement or materially adverse to the rights of the consenting lenders under the Dex One support agreement, and (iii) in the event Dex One elects to effectuate the transaction through a Chapter 11 process, (a) support approval of the Dex One lender disclosure statement and confirmation of the Dex One prepackaged plan, (b) support certain relief to be requested by Dex One from the Bankruptcy Court, (c) refrain from taking any action inconsistent with the confirmation or consummation of the Dex One prepackaged plan, and (d) not propose, support, solicit or participate in the formulation of any plan other than the Dex One prepackaged plan.

The Dex One support agreement shall terminate automatically upon certain events, including, without limitation, the following:

•

If Dex One has provided notice that it will effectuate the transaction outside of court and (a) if SuperMedia has not filed Chapter 11 cases, if the Dex One proposed financing amendments have not been consummated by 130 days after the Dex One support agreement effective date, or (b) if SuperMedia has filed Chapter 11 cases, if the Dex One proposed financing amendments have not been consummated by 190 days after the effective date of the Dex One support agreement.

•

If lender parties to the Dex One support agreement hold less than 100% of the loans under the Dex One credit facilities and Dex One has not commenced solicitation of lender votes on the Dex One prepackaged plan by 100 days after the effective date of the Dex One support agreement.

•	The termination of the SuperMedia support agreement (described below).

•

If Dex One has commenced Chapter 11 cases and (1) they are dismissed, converted to Chapter 7 cases, or an examiner is appointed, (2) an order is entered terminating Dex One’s exclusive right to file a plan of reorganization, or (3) Dex One’s consensual use of cash collateral is terminated in accordance with an interim or final cash collateral order entered by the Bankruptcy Court.

•	The termination of the merger agreement pursuant to its terms.

•

If Dex One elects to terminate the Dex One support agreement in accordance with the exercise of its fiduciary duties, or the lender parties to the Dex One support agreement elect to terminate the Dex One support agreement upon notice that Dex One is reasonably likely to breach the Dex One support agreement in accordance with the exercise of its fiduciary duties.

The Dex One support agreement also shall terminate ten business days after (1) either Dex One or lender parties to the Dex One support agreement holding at least 2/3 of the aggregate outstanding principal amount of loans under each of the Dex One credit facilities held by all lender parties to the Dex One support agreement give written notice of a material breach of the Dex One support agreement and such breach is not cured or waived, or (2) Dex One and the administrative agents for the Dex One credit facilities (the “Dex One agents”) have received executed signature pages to the Dex One support agreement from lenders (a) holding no less than 2/3 of the outstanding principal amount of the loans under each of the Dex One credit facilities and (b) representing a majority of all lenders under each of the Dex One credit facilities (the “Dex One bankruptcy threshold”), and notice is subsequently given by either the Dex One agents or Dex One that the Dex One bankruptcy threshold is no longer satisfied, unless the threshold is again satisfied by the end of the ten business day cure period.

In addition, the Dex One support agreement shall terminate ten business days after the occurrence of any of the following specified events, if such event has not been cured by Dex One or waived by the Dex One agents and by lender parties to the Dex One support agreement holding at least 2/3 of the aggregate outstanding principal amount of each of the Dex One credit facilities held by all lender parties to the Dex One support agreement:

•

Fifty-five days after the Dex One support agreement effective date unless definitive loan documentation (other than the Dex One proposed financing amendments) has been made available to the Dex One lenders.

•	Seventy-five days after this document is filed with the SEC unless this document has been declared effective by the SEC.

•

Ten days after the solicitation of the Dex One credit facilities lenders is commenced unless definitive bankruptcy documentation (other than the Dex One prepackaged plan and the Dex One lender disclosure statement) has been made available to the lender parties to the Dex One support agreement.

•	Five business days after the end of the lender solicitation period unless Dex One has commenced Chapter 11 cases or has provided written notice to the Dex One agents that it has received the necessary consents from the Dex One credit facilities lenders and stockholders to effectuate the transaction without filing Chapter 11 cases.

•	If Dex One does not file the Dex One prepackaged plan and the Dex One lender disclosure statement on the date it files the Chapter 11 cases.

•

If the Bankruptcy Court has not entered interim and final orders authorizing Dex One to use cash collateral, granting adequate protection to the Dex One lenders and approving cash management systems within certain specified periods.

•	Fifty days after the date Dex One files the Chapter 11 cases unless the Bankruptcy Court has entered an order confirming the Dex One prepackaged plan.

•

After filing the Chapter 11 cases, Dex One (i) withdraws the Dex One prepackaged plan, (ii) publicly announces an intention not to proceed with the Dex One prepackaged plan, or (iii) files any motion, pleading, plan of reorganization and/or disclosure statement that is materially inconsistent with the Dex One prepackaged plan, or materially adversely affects the rights of the consenting lenders under the Dex One support agreement.

•

The Bankruptcy Court grants relief that is materially inconsistent with the Dex One support agreement or materially and adversely affects the rights of the lender parties to the Dex One support agreement.

•

If any change or event occurs that has or would reasonably be expected to have a material adverse effect on Dex One or the validity or enforceability of the Dex One support agreement, merger agreement, or Dex One credit facilities.

•	The occurrence of an event of default under the Dex One credit facilities, with certain exceptions set forth in the Dex One support agreement.

•

The amendment or modification of the Dex One prepackaged plan or the Dex One lender disclosure statement which is materially inconsistent with the Dex One prepackaged plan or materially adversely affects the rights of the lender parties to the Dex One support agreement.

•

The amendment or modification of the SuperMedia prepackaged plan or SuperMedia lender disclosure statement which is materially inconsistent with the SuperMedia prepackaged plan or materially adversely affects the rights of the lender parties to the Dex One support agreement.

Upon the termination date of the Dex One support agreement, all ballots to accept the Dex One prepackaged plan and signature pages to the Dex One proposed financing amendments will be withdrawn and deemed null and void for all purposes, unless a consenting lender provides notice within five business days that such consenting lender’s vote shall continue to be effective.

Lenders holding more than half in number and at least 2/3 in amount of (but not all) claims under each of the Dex One credit facilities have become consenting lenders. As a result, the number and amount of Dex One credit facility claims held by lenders contractually obligated to support the Dex One prepackaged plan exceed the thresholds required for approval of such prepackaged plan by each class of Dex One credit facilities claims under applicable bankruptcy law.

Under the Dex One support agreement, certain waivers and amendments to each of the Dex One credit facilities became effective upon execution of the Dex One support agreement by a majority of lenders under the applicable Dex One credit facility, including the waiver of any default or event of default resulting from (i) the failure to deliver an audit for the fiscal year ended December 31, 2012 without a “going concern” or like qualification, and (ii) actions taken, contemplated by, or consistent with the Dex One support agreement or otherwise for the purpose of effecting the transaction through the commencement of the Chapter 11 cases.

The SuperMedia Prepackaged Plan

The SuperMedia prepackaged plan effects the transactions contemplated by the merger agreement, including the financing amendments, the tax sharing agreement and the shared services agreement. Additionally, the SuperMedia prepackaged plan provides for the discharge of claims and interests primarily through the: (a) issuance of shares of Dex Media common stock; (b) the reinstatement of certain claims and interests; (c) entry into new the amended and restated SuperMedia credit facility; and (d) payment of cash. Specifically, as more fully described below, holders of allowed claims under the SuperMedia credit facility will receive a portion of the loans under the amended and restated SuperMedia credit facility. Holders of allowed general unsecured claims will be paid in full in cash in the ordinary course of business. Holders of SuperMedia common stock will receive shares of Dex Media common stock and shares of old SuperMedia common stock will be extinguished on the effective date of the SuperMedia prepackaged plan. Intercompany interests will be left unaltered and rendered unimpaired. Holders of allowed administrative claims, allowed secured tax claims, allowed other secured claims, allowed priority tax claims, allowed other priority claims and allowed professional claims will be paid in full in cash in the ordinary course of business from cash on hand and from SuperMedia’s existing assets or reinstated, as applicable.

The Merger Transaction

On the effective date of the SuperMedia prepackaged plan, the transactions contemplated by the merger agreement will be consummated in accordance with the merger agreement. After consummating the transaction, Dex One’s stockholders will hold approximately 60% of Dex Media’s common stock. SuperMedia’s stockholders will hold approximately 40% of Dex Media’s common stock.

Amended and Restated Senior Secured Credit Facility

On the effective date of the SuperMedia prepackaged plan, the SuperMedia credit facility will be replaced by the amended and restated SuperMedia credit facility. The terms of the new SuperMedia credit facility are described in “Description of Certain Indebtedness.”

Unclassified Claims

In accordance with Section 1123(a)(1) of the Bankruptcy Code, administrative claims, professional claims and priority tax claims have not been classified and thus are excluded from the classes of claims set forth in Article III of the SuperMedia prepackaged plan. The estimated recoveries for such unclassified claims are set forth below:

Claim	Plan Treatment	Projected Plan Recovery
Administrative Claims and Professional Claims	Paid in full in Cash	100%
Priority Tax Claims	Paid in full in Cash	100%

Administrative Claims

Unless otherwise agreed to by the holder of an allowed administrative claim and SuperMedia, a holder of an allowed administrative claim (other than holders of professional claims and claims for fees and expenses pursuant to Section 1930 of Chapter 123 of title 28 of the United States Code) will receive in full and final satisfaction of its administrative claim an amount of cash equal to the amount of such allowed administrative claim either: (a) on the effective date of the SuperMedia prepackaged plan or as soon as practicable thereafter; (b) if the administrative claim is not allowed as of the effective date, no later than 30 days after the date on which an order allowing such administrative claim becomes a final order or as soon as reasonably practicable thereafter; or (c) if the allowed administrative claim is based on liabilities incurred by SuperMedia in the ordinary course of its business after the petition date, in accordance with the terms and conditions of the particular transaction giving rise to such allowed administrative claims without any further action by the holders of such allowed administrative claims.

Professional Claims

All requests for payment of claims for professional services rendered and reimbursement of expenses incurred prior to the confirmation of the SuperMedia prepackaged plan must be filed no later than 45 days after the effective date of the SuperMedia prepackaged plan. The Bankruptcy Court shall determine the allowed amounts of such professional claims after notice and a hearing in accordance with the procedures established by the Bankruptcy Code. SuperMedia will pay professional claims in cash in the amount the Bankruptcy Court allows. After confirmation of the SuperMedia prepackaged plan, any requirement that professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate and SuperMedia may employ and pay any professional in the ordinary course of business without any further notice to or action, order or approval of the Bankruptcy Court.

Priority Tax Claims

Each holder of an allowed priority tax claim (i.e., any claim of a governmental unit of the kind specified in section 507(a)(8) of the Bankruptcy Code) due and payable on or before the effective date of the SuperMedia prepackaged plan shall receive on such date, or as soon as practicable thereafter from SuperMedia (or the respective SuperMedia subsidiary liable for such allowed priority tax claim) cash in an amount equal to the amount of such allowed priority tax claim. To the extent any allowed priority tax claim is not due and owing on the effective date, such claim shall be paid in full in cash in accordance with the terms of any agreement between SuperMedia and the holder of such claim or as may be due and payable under applicable non-bankruptcy law or in the ordinary course of business.

Classified Claims and Interests

The SuperMedia prepackaged plan establishes a comprehensive classification of claims and interests. The table below summarizes the classification, treatment, voting rights and estimated recoveries, estimated as of September 30, 2012, of the claims and interests, by class, under the SuperMedia prepackaged plan. The classes have been numbered in a manner consistent with the Dex One Plan for convenience and ease of reading. There are no Classes 4, 6, or 7 under the SuperMedia Plan. Amounts assumed in the liquidation recovery analysis are estimates only. The projected liquidation recoveries are based on certain assumptions described herein. Accordingly, recoveries received by holders of claims and interests in a liquidation scenario may differ materially from the projected liquidation recoveries listed below.

	Claim or Interest	Voting Rights	Treatment	Plan Recovery	Liquidation Recovery[1]
1	Secured Tax Claims[2]	Not Entitled to Vote / Presumed to Accept	Paid in full in Cash	100%	100%

2	Other Secured Claims[2]	Not Entitled to Vote / Presumed to Accept	Reinstated or receive collateral	100%	100%

3	Other Priority Claims[2]	Not Entitled to Vote / Presumed to Accept	Paid in full in Cash	100%	100%

5	SuperMedia Credit Facility Claims	Entitled to Vote	Pro Rata share of the Amended and Restated SuperMedia Credit Facility and Pro Rata Cash payment	100%	13-16%

8	General Unsecured Claims	Not Entitled to Vote / Presumed to Accept	Paid in full in Cash	100%	0%

9	SuperMedia Interests	Entitled to Vote	0.4386 shares of Dex Media Common Stock[3] for each Allowed Class 9 Interest	100%	0%

10	Intercompany Interests	Not Entitled to Vote / Presumed to Accept	Unaltered	100%	0%

11	Section 510(b) Claims	Not Entitled to Vote / Deemed to Reject	Paid in full in Cash or treated like holders of Allowed Class 9 Interests	100%	0%

1	The liquidation recovery analysis is based on SuperMedia’s most recent publicly filed consolidated financial statements (unaudited) contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.
2	As of September 30, 2012, SuperMedia does not have any Secured Tax Claims, Other Secured Claims or Other Priority Claims. However, should such claims be identified, they would receive a 100% recovery based on the priority of proceeds in a liquidation.

3	Under the SuperMedia prepackaged plan, the term “Newdex Common Stock” is used in place of the term “Dex Media Common Stock,” and means the authorized shares of common stock of the combined company upon consummation of the transaction.

Except to the extent that a holder of an allowed claim or interest, as applicable, agrees to a less favorable treatment, such holder shall receive under the SuperMedia prepackaged plan the treatment described below in full and final satisfaction, settlement, release and discharge of and in exchange for such holder’s allowed claim or interest. Unless otherwise indicated in the SuperMedia prepackaged plan, the holder of an allowed claim or interest, as applicable, shall receive such treatment on the effective date or as soon as practicable thereafter.

Class 1 — Secured Tax Claims

Classification: Class 1 consists of any secured tax claims against SuperMedia.

Treatment: Each holder of an allowed Class 1 claim shall receive, as applicable:

•	If the allowed Class 1 claim is due and payable on or before the effective date of the SuperMedia prepackaged plan, cash in an amount equal to such allowed Class 1 claim; or

•

If the allowed Class 1 claim is not due and payable on or before the effective date, such claim shall be paid in full in cash in accordance with the terms of any agreement between SuperMedia and the holder of such claim or as may be due and payable under applicable non-bankruptcy law or in the ordinary course of business.

Voting: Class 1 is unimpaired. Holders of allowed Class 1 claims are conclusively presumed to have accepted the SuperMedia prepackaged plan under Section 1126(f) of the Bankruptcy Code. Holders of allowed Class 1 claims are not entitled to vote to accept or reject the SuperMedia prepackaged plan.

Class 2 — Other Secured Claims

Classification: Class 2 consists of any other secured claims against SuperMedia.

Treatment: Each holder of an allowed Class 2 claim shall, at the sole option of SuperMedia, as applicable:

•	have its allowed Class 2 claim reinstated and rendered unimpaired in accordance with Section 1124(2) of the Bankruptcy Code; or

•	receive the collateral securing its allowed Class 2 claim and any interest on such allowed Class 2 claim required to be paid pursuant to Section 506(b) of the Bankruptcy Code.

Voting: Class 2 is unimpaired. Holders of allowed Class 2 claims are conclusively presumed to have accepted the SuperMedia prepackaged plan under Section 1126(f) of the Bankruptcy Code. Holders of allowed Class 2 claims are not entitled to vote to accept or reject the SuperMedia prepackaged plan.

Class 3 — Other Priority Claims

Classification: Class 3 consists of any other priority claims against SuperMedia.

Treatment: Each holder of an allowed Class 3 claim shall be paid in full in cash.

Voting: Class 3 is unimpaired. Holders of allowed Class 3 claims are conclusively presumed to have accepted the SuperMedia prepackaged plan under Section 1126(f) of the Bankruptcy Code. Holders of allowed Class 3 claims are not entitled to vote to accept or reject the SuperMedia prepackaged plan.

Class 5 — SuperMedia Credit Facility Claims

Classification: Class 5 consists of any SuperMedia credit facility claims.

Allowance: On the effective date, class 5 claims shall be allowed and shall not be subject to avoidance, objection, challenge, deduction, subordination, recharacterization, or offset in the aggregate principal amount of $1,441,990,818, plus (A) any accrued but unpaid interest payable at the non-default interest rate in accordance with the SuperMedia credit facility, (B) any unpaid fees, expenses or other amounts that constitute obligations (other than principal) under the SuperMedia credit facility, (C) any unpaid adequate protection payments required to be paid pursuant to the terms of any governing cash collateral order and (D) to the extent applicable, any unpaid amounts required to be paid pursuant to a SuperMedia cash management arrangement, less any other payments of principal paid by SuperMedia after December 31, 2012, or during its Chapter 11 cases pursuant to the terms of the SuperMedia credit facility or any governing cash collateral order.

Treatment: On the Effective Date, each holder of an allowed Class 5 claim shall receive:

•

in satisfaction of such holder’s allowed Class 5 claim (other than the portion of the allowed Class 5 claim which directly arises under, is derived from or is based upon a SuperMedia cash management arrangement): (a) its pro rata share of the loans under the amended and restated SuperMedia credit facility and (b) cash in an amount equal to such holder’s pro rata share of any outstanding amounts described in clauses (A), (B), or (C) of the immediately foregoing paragraph to the extent such amounts are owed to a lender under the SuperMedia credit facility or any governing cash collateral order; and

•

in satisfaction of the portion (if any) of such holder’s allowed Class 5 claim that directly arises under, is derived from or is based upon a SuperMedia cash management arrangement, cash in an amount equal to such partial claim amount.

Voting: Class 5 is impaired. Holders of allowed Class 5 claims are entitled to vote to accept or reject the SuperMedia prepackaged plan.

Class 8 — General Unsecured Claims

Classification: Class 8 consists of any general unsecured claims against SuperMedia.

Treatment: Each holder of an allowed Class 8 claim shall receive cash in an amount equal to such allowed Class 8 claim on the later of the effective date or in the ordinary course of business in accordance with the terms and conditions of the particular transaction giving rise to such allowed Class 8 claim.

Voting: Class 8 is unimpaired. Holders of allowed Class 8 claims are conclusively presumed to have accepted the SuperMedia prepackaged plan under Section 1126(f) of the Bankruptcy Code. Holders of allowed Class 8 claims are not entitled to vote to accept or reject the SuperMedia prepackaged plan.

Class 9 — SuperMedia Interests

Classification: Class 9 consists of any SuperMedia interests.

Treatment: Upon consummation of the merger, each holder of an allowed Class 9 interest shall receive 0.4386 shares of Dex Media common stock for each of its allowed Class 9 interests.

Voting: Class 9 is impaired.* Holders of allowed Class 9 interests are entitled to vote to accept or reject the SuperMedia prepackaged plan.

Class 10 — Intercompany Interests

Classification: Class 10 consists of any intercompany interests.

Treatment: Each holder of an allowed Class 10 interest shall have its allowed Class 10 interest left unaltered and rendered unimpaired in accordance with Section 1124(2) of the Bankruptcy Code.

*	Bankruptcy courts treat any alteration of legal, equitable, and contractual rights pursuant to a Chapter 11 plan as “impairment.” Under the SuperMedia prepackaged plan, holders of allowed SuperMedia interests are receiving new, different equity instruments—i.e., Dex Media common stock—in exchange for their allowed SuperMedia interests. Accordingly, even though SuperMedia submits that the transactions contemplated by the SuperMedia prepackaged plan are in all stakeholders’ best interests and that the value of Dex Media common stock to be received by holders of allowed SuperMedia interests is not lower than the value of such SuperMedia interests, the SuperMedia prepackaged plan’s treatment of allowed SuperMedia interests would nevertheless constitute “impairment” as defined under the Bankruptcy Code and applicable caselaw.

Voting: Class 10 is unimpaired. Holders of allowed Class 10 interests are conclusively presumed to have accepted the SuperMedia prepackaged plan under Section 1126(f) of the Bankruptcy Code. Holders of allowed Class 10 interests are not entitled to vote to accept or reject the SuperMedia prepackaged plan.

Class 11 — Section 510(b) Claims

Classification: Class 11 consists of any Section 510(b) claims against SuperMedia.

Allowance: Notwithstanding anything in the SuperMedia prepackaged plan to the contrary, a Class 11 claim, if existing, may only become allowed based on its merits by final order of the Bankruptcy Court, in accordance with its merits. SuperMedia is not aware of any asserted Class 11 claim and believes that no Class 11 claim exists.

Treatment: A holder of an allowed Class 11 claim shall, in SuperMedia’s sole discretion, (A) receive cash in the full amount of its allowed Class 11 claim or (B) be treated as if such holder held a number of allowed Class 9 interests instead of its allowed Class 11 claim equal in value to the amount of its allowed Class 11 claim.

Voting: Class 11 is impaired. Holders, if any, of allowed Class 11 claims are conclusively presumed to have rejected the SuperMedia prepackaged plan. Holders, if any, of allowed Class 11 claims are not entitled to vote to accept or reject the SuperMedia prepackaged plan.

Liquidation Analysis

SuperMedia believes that the SuperMedia prepackaged plan provides the same or a greater recovery for holders of allowed claims and interests as would be achieved in a liquidation under Chapter 7 of the Bankruptcy Code. This belief is based on a number of considerations, including: (a) SuperMedia’s primary assets are publishing contracts that would have a substantially reduced value in a liquidation under Chapter 7 of the Bankruptcy Code; (b) the additional administrative claims generated by conversion to a Chapter 7 case; (c) the administrative costs of liquidation and associated delays in connection with a Chapter 7 liquidation; and (d) the negative impact on the market for SuperMedia’s assets caused by attempting to sell a large number of assets in a short time frame, each of which likely would also diminish the value of SuperMedia’s assets available for distributions.

To assist holders of claims and interests in evaluating the SuperMedia prepackaged plan, SuperMedia has prepared an unaudited liquidation analysis, attached as Appendix I to this document. The liquidation analysis compares the projected creditor recoveries that would result from the liquidation of SuperMedia in a hypothetical case under Chapter 7 of the Bankruptcy Code with the estimated distributions to holders of allowed claims and interests under the SuperMedia prepackaged plan. The liquidation analysis is based on the value of SuperMedia’s assets and liabilities as of a certain date and incorporate various estimates and assumptions, including a hypothetical conversion to a Chapter 7 liquidation as of a certain date. Further, the analysis is subject to potentially material changes, including with respect to economic and business conditions and legal rulings. Therefore, the actual liquidation value of SuperMedia could vary materially from the estimate provided in the liquidation analysis.

Confirmation of the SuperMedia Prepackaged Plan

Under Section 1128(a) of the Bankruptcy Code, the Bankruptcy Court, after notice, may hold a hearing to confirm the SuperMedia prepackaged plan. SuperMedia will file a motion on the petition date requesting that the Bankruptcy Court set a date and time approximately 30 days after the petition date for the confirmation hearing in the Bankruptcy Court. The confirmation hearing, once set, may be continued from time to time without further notice other than an adjournment announced in open court or a notice of adjournment filed with the Bankruptcy Court and served on those parties who have requested notice under Bankruptcy Rule 2002 and the entities who have filed an objection to the SuperMedia prepackaged plan, if any, without further notice to parties in interest. The Bankruptcy Court, in its discretion and prior to the confirmation hearing, may put in place additional procedures governing the confirmation hearing. Subject to Section 1127 of the Bankruptcy Code and the SuperMedia support agreement, the SuperMedia prepackaged plan may be modified, if necessary, prior to, during or as a result of the confirmation hearing, without further notice to parties in interest.

Additionally, Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of the SuperMedia prepackaged plan. SuperMedia, in the same motion requesting a date for the confirmation hearing, will request that the Bankruptcy Court set a date and time for parties in interest to file objections to the SuperMedia prepackaged plan. All objections to the SuperMedia prepackaged plan must be filed with the Bankruptcy Court and served on SuperMedia and certain other parties in interest in accordance with the applicable order of the Bankruptcy Court so that they are received on or before the deadline to file such objections.

Events Leading to the SuperMedia Prepackaged Plan

SuperMedia’s operations have been impacted by a highly competitive industry in the United States. SuperMedia competes with many different advertising media, including newspapers, radio, television, the internet, billboards, direct mail, telemarketing and other yellow pages directory publishers. SuperMedia competes with Yellowbook in the majority of their markets, and with AT&T and Local Insight Media. Competition has adversely affected SuperMedia’s financial performance with respect to cost per reference, features, usage leadership and distribution.

Declining use of print yellow page directories has also adversely affected SuperMedia’s businesses. This decline can be attributed to increased use of internet search providers, particularly in business-to-business and retail categories, as well as the proliferation of very large retail stores for which consumers and businesses may not reference the yellow pages. SuperMedia faces increasing competition from the internet as an advertising medium for businesses of all sizes. SuperMedia competes with search engines and portals, such as Google, Yahoo!, Bing and AT&T, among others, some of which have entered into commercial agreements with SuperMedia and other major directory publishers. Internet search engines and service providers including, but not limited to, Google, Yahoo!, Bing, Facebook and Twitter, also have significantly greater technological and financial resources than SuperMedia, and their accumulated customer information allows them to offer targeted advertising on a scale greater than SuperMedia’s. Further, the use of the internet, including as a means to transact commerce through wireless devices, has resulted in new technologies and services that compete with our traditional media and services.

In light of these circumstances, SuperMedia believes that consummation of the merger, the financing amendment and related transactions are in the best interest of its stakeholders, including its stockholders. Combining SuperMedia and Dex One will produce a company that is better positioned as a national provider of social, local and mobile marketing solutions and allow the combined company to achieve economies of scale with reduced costs and enhanced cash flow and liquidity.

A prepackaged plan may provide SuperMedia and its stakeholders an alternative to consummate the merger, financing amendment and related transactions in the event that the requisite consents from lenders and stockholders are not achieved in an out-of-court solicitation. In the event that SuperMedia is unable to obtain unanimous lender approval or the approval of a majority of its stockholders, but receives acceptances of the SuperMedia prepackaged plan from a majority (counting only those voting on the prepackaged plan) of its senior secured creditors, including the holders of at least 2/3 of the aggregate principal amount (counting only those voting on the prepackaged plan) of its senior secured credit facility, SuperMedia may file the Chapter 11 cases and seek confirmation and consummation of the SuperMedia prepackaged plan. SuperMedia has not taken any action approving a bankruptcy filing at this time, and, if the transaction is consummated outside of court, SuperMedia will not commence Chapter 11 cases to consummate the prepackaged plans.

To that end, SuperMedia has entered into a support agreement with lenders holding more than half in number and at least 2/3 in amount of (but not all) claims under the SuperMedia credit facility under which the lenders party to the SuperMedia support agreement agree to the proposed financing amendment to the senior secured credit facility and to vote to accept the SuperMedia prepackaged plan. In addition, SuperMedia has commenced this solicitation, requesting that stockholders vote for the proposed merger and related transactions and vote to accept the SuperMedia prepackaged plan.

Insufficient Votes to Effect the Merger and Financing Amendments Out of Court

SuperMedia anticipates that effecting the merger and amending and restating its senior secured credit facility, will position the combined company to increase sales of profitable products and services and phase out unprofitable products and services. Accordingly, SuperMedia is soliciting senior secured lender consents and stockholder votes to approve the merger and the financing amendments, as applicable, on an out of court basis. Concurrently and in accordance with Sections 1125 and 1126 of the Bankruptcy Code, SuperMedia is soliciting senior secured lender and stockholder votes on the SuperMedia prepackaged plan, which contemplates the merger and the financing amendments. If SuperMedia does not obtain the necessary lender consents and stockholder votes to satisfy legal requirements for approval of the merger and the financing amendments outside of bankruptcy, SuperMedia may effect the merger and the financing amendments in Chapter 11.

Other Key Aspects of the SuperMedia Prepackaged Plan

The Option

On the effective date of the SuperMedia prepackaged plan, Dex One and its applicable subsidiaries, with the consent of SuperMedia, shall have the option to issue and distribute Dex Media common stock for the employee benefit plans designated by Dex One and its applicable subsidiaries, with the consent of SuperMedia, on or before the effective date. If this option is exercised, Dex Media shall issue stock in an amount necessary to give rise to an ownership change as defined in § 382(g) of the Code, but in no event shall the amount exceed 10% of the Dex Media common stock issued on the effective date of the SuperMedia prepackaged plan.

Distributions

One of the key concepts under the Bankruptcy Code is that only claims and interests that are “allowed” may receive distributions under a Chapter 11 plan. This term is used throughout the SuperMedia prepackaged plan and the descriptions in this document. In general, an allowed claim or interest means that SuperMedia agrees or if there is a dispute, the Bankruptcy Court determines that the claim or interest and the amount thereof, is in fact a valid obligation of or interest in SuperMedia. Except as otherwise provided in the SuperMedia prepackaged plan, a final order or as otherwise agreed to by the relevant parties, on the distribution date, the distribution agent shall make initial distributions under the SuperMedia prepackaged plan on account of allowed claims and interests, including that become allowed after the distribution record date, subject to SuperMedia’s right to object to claims and interests.

Prosecution of Objections to Claims and Interests

Except insofar as a claim or interest is allowed under the SuperMedia prepackaged plan, SuperMedia or any other party in interest shall be entitled to object to the claim or interest. Any objections to claims and interests shall be served and filed on or before the 120th day after the effective date of the SuperMedia prepackaged plan or by such later date as ordered by the Bankruptcy Court. All claims and interests not objected to by the end of the 120-day period shall be deemed allowed unless such period is extended upon approval of the Bankruptcy

Court. For the avoidance of doubt, except as otherwise provided in the SuperMedia prepackaged plan, from and after the effective date, SuperMedia shall have and retain any and all rights and defenses SuperMedia had immediately prior to the effective date with respect to any disputed claim or interest, including the causes of action retained pursuant to the SuperMedia prepackaged plan.

No Interest

Unless otherwise specifically provided for in the SuperMedia prepackaged plan or by order of the Bankruptcy Court (including pursuant to any governing cash collateral order), postpetition interest shall not accrue or be paid on claims and no holder of a claim shall be entitled to interest accruing on or after the petition date on any claim or right. Additionally and without limiting the foregoing, interest shall not accrue or be paid on any disputed claim with respect to the period from the effective date to the date a final distribution is made on account of such disputed claim, if and when such disputed claim becomes an allowed claim.

Disallowance of Claims and Interests

All claims and interests of any entity from which property is sought by SuperMedia under Section 542, 543, 550 or 553 of the Bankruptcy Code or that SuperMedia alleges is a transferee of a transfer that is avoidable under Section 522(f), 522(h), 544, 545, 547, 548, 549 or 724(a) of the Bankruptcy Code shall be disallowed if: (a) the entity, on the one hand and SuperMedia, on the other hand, agree or the Bankruptcy Court has determined by final order that such entity or transferee is liable to turn over any property or monies under any of the aforementioned sections of the Bankruptcy Code and (b) such entity or transferee has failed to turn over such property by the date set forth in such agreement or final order.

Subordination

The allowance, classification and treatment of all claims and interests under the SuperMedia prepackaged plan shall conform to and with the respective contractual, legal and equitable subordination rights of such claims and interests and the SuperMedia prepackaged plan shall recognize and implement any such rights. Pursuant to Section 510 of the Bankruptcy Code, except where otherwise provided in the SuperMedia prepackaged plan, SuperMedia reserves the right to re-classify any allowed claim or interest in accordance with any contractual, legal or equitable subordination relating thereto.

Preservation of Rights and Causes of Action

Unless any causes of action against an entity are expressly waived, relinquished, exculpated, released, compromised or settled in the SuperMedia prepackaged plan or by a final order, in accordance with Section 1123(b) of the Bankruptcy Code, SuperMedia shall retain and may enforce all rights to commence and pursue any and all causes of action, whether arising before or after the petition date, including any actions specifically enumerated in the SuperMedia prepackaged plan supplement and SuperMedia’s rights to commence, prosecute or settle such causes of action shall be preserved notwithstanding the occurrence of the effective date. No entity may rely on the absence of a specific reference in the SuperMedia prepackaged plan, the SuperMedia prepackaged plan supplement or the disclosure statement to any cause of action against them as any indication that SuperMedia will not pursue any and all available causes of action against them. SuperMedia expressly reserves all rights to prosecute any and all causes of action against any entity, except as otherwise expressly provided in the SuperMedia prepackaged plan. Unless any causes of action against an entity are expressly waived, relinquished, exculpated, released, compromised or settled in the SuperMedia prepackaged plan or a Bankruptcy Court order, SuperMedia expressly reserves all causes of action, for later adjudication, and, therefore no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches, shall apply to such causes of action upon, after or as a consequence of the confirmation or consummation.

SuperMedia reserves and shall retain causes of action notwithstanding the rejection of any executory contract or unexpired lease during the Chapter 11 cases or pursuant to the SuperMedia prepackaged plan. In accordance with Section 1123(b)(3) of the Bankruptcy Code, any causes of action that SuperMedia may hold against any entity shall vest in SuperMedia. SuperMedia, through its authorized agents or representatives, shall retain and may exclusively enforce any and all such causes of action. SuperMedia shall have the exclusive right, authority and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw or litigate to judgment any such causes of action or to decline to do any of the foregoing, without the consent or approval of any third party or any further notice to or action, order or approval of the Bankruptcy Court.

Treatment of Executory Contracts and Unexpired Leases

Assumption of Executory Contracts and Unexpired Leases

Except as otherwise provided in the SuperMedia prepackaged plan, each executory contract and unexpired lease shall be deemed assumed, without the need for any further notice to or action, order or approval of the Bankruptcy Court, as of the effective date under Section 365 of the Bankruptcy Code, unless any such executory contract or unexpired lease: (a) is listed on the rejection schedule; (b) has been previously assumed or rejected by SuperMedia by final order or has been assumed or rejected by SuperMedia by order of the Bankruptcy Court as of the effective date, which order becomes a final order after the effective date; or (c) is the subject of a motion to assume or reject pending as of the effective date. The assumption of executory contracts and unexpired leases under the SuperMedia prepackaged plan may include the assignment of certain of such contracts to affiliates of SuperMedia or Dex One and its applicable subsidiaries. The confirmation order will constitute an order of the Bankruptcy Court approving the above-described assumptions, assignments and rejections.

Except as otherwise provided in the SuperMedia prepackaged plan or agreed to by SuperMedia with the applicable counterparty, each assumed executory contract or unexpired lease shall include all modifications, amendments, supplements, restatements or other agreements related thereto and all rights related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal and any other interests, unless any of the foregoing agreements has been previously rejected or repudiated or is rejected or repudiated under the SuperMedia prepackaged plan. Modifications, amendments, supplements and restatements to prepetition executory contracts and unexpired leases that are executed by SuperMedia during the Chapter 11 cases shall not be deemed to alter the prepetition nature of the executory contract or unexpired lease or the validity, priority or amount of any claims that may arise in connection therewith.

Cure of Defaults and Objections to Cure and Assumption

SuperMedia shall “cure” defaults under executory contracts or unexpired leases assumed under Section 365 of the Bankruptcy Code, other than a default which is not required to be cured pursuant to Section 365(b)(2) of the Bankruptcy Code. SuperMedia shall pay cures (unless waived or modified by the applicable counterparty) on the effective date or as soon as practicable thereafter. Unless otherwise agreed upon in writing by the parties to the applicable executory contract or unexpired lease, all requests for payment of cure that differ from the amounts paid or proposed to be paid by SuperMedia must be filed with the claims and solicitation agent on or before 30 days after the effective date. Any such request that is not timely filed shall be disallowed and forever barred, estopped and enjoined from assertion and shall not be enforceable against SuperMedia, without the need for any objection by SuperMedia or any further notice to or action, order or approval of the Bankruptcy Court. Any cure shall be deemed fully satisfied, released and discharged upon payment by SuperMedia of the cure; provided, however, that nothing in the SuperMedia prepackaged plan shall prevent SuperMedia from paying any cure despite the failure of the relevant counterparty to file a request for payment of such cure. SuperMedia also may settle any cure without any further notice to or action, order or approval of the Bankruptcy Court. In addition, any objection to the assumption of an executory contract or unexpired lease must be filed with the Bankruptcy Court on or before 30 days after the effective date. Any such objection will be scheduled to be heard by the Bankruptcy Court at SuperMedia’s first scheduled omnibus hearing for which such objection is timely filed. Any counterparty to an executory contract or unexpired lease that fails to timely object to the proposed assumption of any executory contract or unexpired lease will be deemed to have consented to such assumption.

If there is a dispute regarding cure, the ability of SuperMedia or any assignee to provide “adequate assurance of future performance” within the meaning of Section 365 of the Bankruptcy Code or any other matter pertaining to assumption, then payment of cure shall occur as soon as practicable after entry of a final order resolving such dispute, approving such assumption (and, if applicable, assignment) or as may be agreed upon by SuperMedia and the counterparty to the executory contract or unexpired lease. SuperMedia reserves the right either to reject or nullify the assumption of any executory contract or unexpired lease within 45 days after a final order resolving an objection to assumption or determining the cure or any request for adequate assurance of future performance required to assume such executory contract or unexpired lease, is entered.

Assumption of any executory contract or unexpired lease pursuant to the SuperMedia prepackaged plan or otherwise shall result in the full release and satisfaction of any cures, claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed executory contract or unexpired lease at any time prior to the effective date of assumption. Any and all proofs of claim based upon executory contracts or unexpired leases that have been assumed in the Chapter 11 cases, including pursuant to the confirmation order, shall be deemed disallowed and expunged as of the effective date without the need for any objection thereto or any further notice to or action, order or approval of the Bankruptcy Court.

Pre-Existing Payment and Other Obligations

Rejection of any executory contract or unexpired lease pursuant to the SuperMedia prepackaged plan or otherwise shall not constitute a termination of pre-existing obligations owed to SuperMedia under such contract or lease. In particular, notwithstanding any non-bankruptcy law to the contrary, SuperMedia expressly reserves and does not waive any right to receive or any continuing obligation of a counterparty to provide: (a) payment to SuperMedia of outstanding and future amounts owing thereto under or in connection with rejected executory contracts or unexpired leases or (b) warranties or continued maintenance obligations on goods previously purchased by SuperMedia from counterparties to rejected executory contracts.

Rejection Damages Claims and Objections to Rejections

Pursuant to Section 502(g) of the Bankruptcy Code, counterparties to executory contracts or unexpired leases that are rejected shall have the right to assert claims, if any, on account of the rejection of such contracts and leases. Unless otherwise provided by a Bankruptcy Court order, any proofs of claim asserting claims arising from the rejection of executory contracts and unexpired leases pursuant to the SuperMedia prepackaged plan must be filed with the claims and solicitation agent no later than 30 days after the later of the confirmation date or the effective date of rejection. Any such proofs of claim that are not timely filed shall be disallowed without the need for any further notice to or action, order or approval of the Bankruptcy Court. Such proofs of claim shall be forever barred, estopped and enjoined from assertion. Moreover, such proofs of claim shall not be enforceable against SuperMedia , without the need for any objection by SuperMedia or any further notice to or action, order or approval of the Bankruptcy Court and any claim arising out of the rejection of the executory contract or unexpired lease shall be deemed fully satisfied, released and discharged notwithstanding anything in a proof of claim to the contrary. All allowed claims arising from the rejection of executory contracts and unexpired leases shall be classified as Class 8 general unsecured claims against the applicable SuperMedia counterparty thereto.

Contracts, Intercompany Contracts and Leases Entered Into After the Petition Date

Contracts, intercompany contracts and leases entered into after the petition date by SuperMedia and any executory contracts and unexpired leases assumed by SuperMedia may be performed by SuperMedia in the ordinary course of business.

Reservation of Rights

Neither the exclusion nor inclusion of any contract or lease in the SuperMedia prepackaged plan supplement, nor anything contained in the SuperMedia prepackaged plan, shall constitute an admission by SuperMedia that any such contract or lease is in fact an executory contract or unexpired lease or that SuperMedia has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, SuperMedia, as applicable, shall have 45 days following entry of a final order resolving such dispute to alter their treatment of such contract or lease.

Release, Injunction and Related Provisions

Discharge of Claims and Termination of Interests

Except as otherwise provided for in the SuperMedia prepackaged plan and effective as of the effective date of the SuperMedia prepackaged plan: (a) the rights afforded in the SuperMedia prepackaged plan and the treatment of all claims and interests shall be in exchange for and in complete satisfaction, discharge and release of all claims and interests of any nature whatsoever, including any interest accrued on such claims from and after the petition date, against SuperMedia or any of their assets, property or estates; (b) the SuperMedia prepackaged plan shall bind all holders of claims and interests, notwithstanding whether any such holders failed to vote to accept or reject the SuperMedia prepackaged plan or voted to reject the SuperMedia prepackaged plan; (c) all claims and interests shall be satisfied, discharged and released in full and SuperMedia’s liability with respect thereto shall be extinguished completely, including any liability of the kind specified under Section 502(g) of the Bankruptcy Code; and (d) all entities shall be precluded from asserting against SuperMedia, SuperMedia’s estates, their successors and assigns and their assets and properties any other claims or interests based upon any documents, instruments or any act or omission, transaction or other activity of any kind or nature that occurred prior to the effective date.

Released Parties

The SuperMedia prepackaged plan grants releases to certain parties, including each of the following in its capacity as such: (a) SuperMedia; (b) the SuperMedia secured lenders and the administrative agents under the SuperMedia secured credit facility; and (c) with respect to each of the foregoing entities, such entity’s successors and assigns and current and former affiliates, subsidiaries, officers, directors, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives and other professionals.

Releases by SuperMedia

Pursuant to Section 1123(b) of the Bankruptcy Code and except as otherwise specifically provided for in the SuperMedia prepackaged plan, for good and valuable consideration, on and after the effective date, the released parties are deemed released and discharged by SuperMedia and the estates from any and all claims, obligations, rights and liabilities whatsoever, whether for tort, fraud, contract, violations of federal or state securities laws, avoidance or recovery of transfers under Chapter 5 of the Bankruptcy Code or any similar law of any state, commonwealth, territory or country or otherwise, including any derivative claims, asserted or that could possibly have been asserted directly or indirectly on behalf of SuperMedia, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity or otherwise and any and all causes of action asserted or that could possibly have been asserted on behalf of SuperMedia, that SuperMedia, the estates or affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any claim or interest or other entity, based on or relating to or in any manner arising from, in whole or in part, SuperMedia or their affiliates, the Chapter 11 cases, the transaction, the purchase, sale or rescission of the purchase or sale of any security of SuperMedia, the subject matter of or the transactions or events giving rise to, any claim or interest that is treated in the SuperMedia prepackaged plan, the business or contractual arrangements between SuperMedia and any released party, prepetition contracts and agreements with SuperMedia (including the SuperMedia credit facility and other agreements reflecting long-term indebtedness), the SuperMedia support agreement the restructuring of claims and interests prior to or in the Chapter 11 cases, the negotiation, formulation, solicitation or preparation of the SuperMedia prepackaged plan and disclosure statement or related agreements, instruments or other documents, upon any other act or omission, transaction, agreement, event or other occurrence taking place before the effective date, other than claims or liabilities arising out of or related to any contractual or fixed monetary obligation owed to SuperMedia.

Entry of the confirmation order shall constitute the Bankruptcy Court’s approval, pursuant to bankruptcy rule 9019, of the release set forth in Section 8.2 of the SuperMedia prepackaged plan, which includes by reference each of the related provisions and definitions contained in the SuperMedia prepackaged plan and further, shall constitute the Bankruptcy Court’s finding that such release is: (a) in exchange for the good and valuable consideration provided by the released parties; (b) a good faith settlement and compromise of the claims released by Section 8.2 of the SuperMedia prepackaged plan; (c) in the best interests of SuperMedia and all holders of claims and interests; (d) fair, equitable and reasonable; (e) given and made after due notice and opportunity for hearing; and (f) a bar to SuperMedia asserting any claim or cause of action released by Section 8.2 of the SuperMedia prepackaged plan.

Releases by Holders of Claims and Interests

The SuperMedia prepackaged plan includes releases granted by certain releasing parties, including each of the following in its capacity as such: (a) the SuperMedia secured lenders and the administrative agents under the SuperMedia secured credit facility; and (b) without limiting the foregoing clause (a), each holder of a claim or an interest other than a holder of a claim or an interest that has voted to reject the SuperMedia prepackaged plan or is a member of a class that is deemed to reject the SuperMedia prepackaged plan.

As of the effective date of the SuperMedia prepackaged plan, the releasing parties shall be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged SuperMedia, the estates and the released parties from any and all claims, interests, obligations, rights, liabilities, actions, causes of action, choses in action, suits, debts, damages, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, remedies, rights of set-off, third-party claims, subrogation claims, contribution claims, reimbursement claims, indemnity claims, counterclaims and crossclaims (including all claims and actions against any entities under the Bankruptcy Code) whatsoever, whether for tort, fraud, contract, violations of federal or state securities laws, avoidance or recovery of transfers under Chapter 5 of the Bankruptcy Code or any similar law of any state, commonwealth, territory or country or otherwise, including any derivative claims, asserted on behalf of SuperMedia, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity or otherwise, that such entity would have been legally entitled to assert (whether individually or collectively), based on or in any way relating to or in any manner arising from, in whole or in part, SuperMedia, SuperMedia’s restructuring, the Chapter 11 cases, the transaction, the purchase, sale or rescission of the purchase or sale of any security of SuperMedia, the subject matter of or the transactions or events giving rise to, any claim or interest that is treated in the SuperMedia prepackaged plan, the business or contractual arrangements between SuperMedia and any released party, prepetition contracts and agreements with SuperMedia (including the SuperMedia credit facility and other agreements reflecting long-term indebtedness), the SuperMedia support agreement, the restructuring of claims and interests prior to or in the Chapter 11 cases, the negotiation, formulation, solicitation or preparation of the SuperMedia prepackaged plan, the disclosure statement, the SuperMedia prepackaged plan supplement or related agreements, instruments or other documents, upon any other act or omission, transaction, agreement, event or other occurrence taking place before the effective date of the SuperMedia prepackaged plan. Notwithstanding anything to the contrary in the foregoing, the release set forth above does not release any obligations arising on or after the effective date of any party under the SuperMedia prepackaged plan or any document, instrument or agreement (including those set forth in the SuperMedia prepackaged plan supplement) executed to implement the SuperMedia prepackaged plan.

Entry of the confirmation order shall constitute the Bankruptcy Court’s approval, pursuant to bankruptcy rule 9019, of the release set forth in Section 8.3 of the SuperMedia prepackaged plan, which includes by reference each of the related provisions and definitions contained in the SuperMedia prepackaged plan and further, shall constitute the Bankruptcy Court’s finding that such release is: (a) in exchange for the good and valuable consideration provided by SuperMedia, the estates and the released parties; (b) a good faith settlement and compromise of the claims released by Section 8.3 of the SuperMedia prepackaged plan; (c) in the best interests of SuperMedia and all holders of claims and interests; (d) fair, equitable and reasonable; (e) given and made after due notice and opportunity for hearing; and (f) a bar to any entity granting a release under Section 8.3 of the SuperMedia prepackaged plan from asserting any claim or cause of action released by Section 8.3 of the SuperMedia prepackaged plan.

Exculpation

The SuperMedia prepackaged plan includes an exculpation for certain parties, including each of the following in its capacity as such: (a) SuperMedia; (b) Dex One and its applicable subsidiaries; (c) the SuperMedia secured lenders and the administrative agents under the SuperMedia secured credit facility; and (d) with respect to each of the foregoing entities, such entity’s successors and assigns and current and former affiliates, subsidiaries, officers, directors, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives and other professionals

No exculpated party shall have or incur and each exculpated party is hereby released and exculpated from any exculpated claim or any obligation, cause of action or liability for any exculpated claim; provided, however, that the foregoing exculpation shall have no effect on the liability of any entity that results from any such act or omission that is determined in a final order to have constituted gross negligence or willful misconduct; provided, further, that in all respects such entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to or in connection with, the SuperMedia prepackaged plan. The exculpated parties have and upon confirmation shall be deemed to have, participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation of acceptances and rejections of the SuperMedia prepackaged plan and the making of distributions pursuant to the SuperMedia prepackaged plan and, therefore, are not and shall not be liable at any time for the violation of any applicable, law, rule or regulation governing the solicitation of acceptances or rejections of the SuperMedia prepackaged plan or such distributions made pursuant to the SuperMedia prepackaged plan.

Injunction

Except as otherwise provided in the SuperMedia prepackaged plan or for obligations issued pursuant to the SuperMedia prepackaged plan, all Entities that have held, hold or may hold claims or interests that have been released pursuant to Section 8.2 of the SuperMedia prepackaged plan or Section 8.3 of the SuperMedia prepackaged plan, discharged pursuant to Section 8.1 of the SuperMedia prepackaged plan or are subject to exculpation pursuant to Section 8.4 of the SuperMedia prepackaged plan are permanently enjoined, from and after the effective date, from taking any of the following actions against, as applicable, SuperMedia, the released parties or the exculpated parties: (a) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or interests; (b) enforcing, attaching, collecting or recovering by any manner or means any judgment, award, decree or order against such entities on account of or in connection with or with respect to any such claims or interests; (c) creating, perfecting or enforcing any encumbrance of any kind against such entities or the property or estates of such entities on account of or in connection with or with respect to any such claims or interests; (d) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from such entities or against the property or estates of such entities on account of or in connection with or with respect to any such claims or interests unless such holder has filed a motion requesting the right to perform such setoff on or before the confirmation date; and (e) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or interests released, exculpated or settled pursuant to the SuperMedia prepackaged plan.

Protection Against Discriminatory Treatment

In accordance with Section 525 of the Bankruptcy Code and consistent with paragraph 2 of Article VI of the United States Constitution, no governmental unit shall discriminate against SuperMedia or any entity with which SuperMedia has been or is associated, solely because SuperMedia was a debtor under Chapter 11, may have been insolvent before the commencement of the Chapter 11 cases (or during the Chapter 11 cases but before being granted or denied a discharge) or has not paid a debt that is dischargeable in the Chapter 11 cases.

Indemnification

On and from the effective date and except as prohibited by applicable law, SuperMedia shall assume or reinstate, as applicable, all indemnification obligations in place as of the effective date of the SuperMedia prepackaged plan (whether in by-laws, certificates of incorporation, board resolutions, contracts or otherwise) for the current and former directors, officers, managers, employees, attorneys, other professionals and agents of SuperMedia and such current and former directors’, officers’, managers’ and employees’ respective affiliates.

Recoupment

In no event shall any holder of claims or interests be entitled to recoup any claim or interest against any claim, right or cause of action of SuperMedia unless such holder actually has performed such recoupment and provided notice thereof in writing to SuperMedia on or before the confirmation date, notwithstanding any indication in any proof of claim or interest or otherwise that such holder asserts, has or intends to preserve any right of recoupment.

Release of Liens

Except (a) with respect to the liens securing the SuperMedia credit facility claims (b) with respect to the liens securing the secured tax claims or other secured claims (depending on the treatment of such claims) or (c) as otherwise provided in the SuperMedia prepackaged plan or in any contract, instrument, release or other agreement or document created pursuant to the SuperMedia prepackaged plan, on the effective date, all mortgages, deeds of trust, liens, pledges or other security interests against any property of the SuperMedia bankruptcy estates shall be fully released and discharged and all of the right, title and interest of any holder of such mortgages, deeds of trust, liens, pledges or other security interests shall revert to SuperMedia and its successors and assigns.

Reimbursement or Contribution

If the Bankruptcy Court disallows a claim for reimbursement or contribution of an entity pursuant to Section 502(e)(1)(B) of the Bankruptcy Code, then to the extent that such claim is contingent as of the effective date of the SuperMedia prepackaged plan, such claim shall be forever disallowed notwithstanding Section 502(j) of the Bankruptcy Code, unless prior to the effective date (a) such claim has been adjudicated as noncontingent or (b) the relevant holder of a claim has filed a noncontingent proof of claim on account of such claim and a final order has been entered determining such claim as no longer contingent.

Vesting of Assets

Except as otherwise provided in the SuperMedia prepackaged plan, including in connection with the merger or in any agreement, instrument or other document incorporated in the SuperMedia prepackaged plan (including the amended and restated SuperMedia credit facility), on the effective date, all property in each estate, all causes of action and any property acquired by any of SuperMedia under the SuperMedia prepackaged plan shall vest in SuperMedia, free and clear of all liens, claims, charges or other encumbrances. On and after the effective date, except as otherwise provided in the SuperMedia prepackaged plan, SuperMedia may operate its business and may use, acquire or dispose of property and compromise or settle any claims, interests or causes of action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or bankruptcy rules.

Modification of Plan

Effective as of the date of the SuperMedia prepackaged plan: (a) SuperMedia reserves the right, in accordance with the Bankruptcy Code and the bankruptcy rules, to amend or modify the SuperMedia prepackaged Plan before the entry of the confirmation order, subject to the limitations set forth in the SuperMedia prepackaged plan and, if effective, the SuperMedia support agreement; and (b) after the entry of the confirmation order, SuperMedia may, upon order of the Bankruptcy Court, amend or modify the SuperMedia prepackaged plan, in accordance with Section 1127(b) of the Bankruptcy Code, remedy any defect or omission, or reconcile any inconsistency in the SuperMedia prepackaged plan in such manner as may be necessary to carry out the purpose and intent of the SuperMedia prepackaged plan, subject to the limitations set forth in the SuperMedia prepackaged plan and, if effective, the SuperMedia support agreement.

Revocation or Withdrawal of Plan

SuperMedia reserves the right to revoke or withdraw the SuperMedia prepackaged plan before the confirmation date and to file subsequent Chapter 11 plans. If SuperMedia revokes or withdraws the SuperMedia prepackaged plan or if confirmation or the effective date does not occur, then: (a) the SuperMedia prepackaged plan will be null and void in all respects; (b) any settlement or compromise embodied in the SuperMedia prepackaged plan, assumption or rejection of executory contracts or unexpired leases effected by the SuperMedia prepackaged plan and any document or agreement executed pursuant to the SuperMedia prepackaged plan will be null and void in all respects; and (c) nothing contained in the SuperMedia prepackaged plan shall (1) constitute a waiver or release of any claims, interests or causes of action, (2) prejudice in any manner the rights of SuperMedia or any other entity or (3) constitute an admission, acknowledgement, offer or undertaking of any sort by SuperMedia or any other entity.

Reservation of Rights

Except as set forth in the SuperMedia prepackaged plan, the SuperMedia prepackaged plan shall have no force or effect unless the Bankruptcy Court shall enter the confirmation order, except as expressly set forth in the SuperMedia prepackaged plan. None of the filing of the SuperMedia prepackaged plan, any statement or provision contained in the SuperMedia prepackaged plan or the taking of any action by SuperMedia with respect to the SuperMedia prepackaged plan, the disclosure statement or the SuperMedia prepackaged plan supplement shall be or shall be deemed to be an admission or waiver of any rights of SuperMedia with respect to the holders of claims or interests prior to the effective date.

Plan Supplement

All exhibits and documents included in the SuperMedia prepackaged plan supplement are incorporated into and are a part of the SuperMedia prepackaged plan as if set forth in full in the SuperMedia prepackaged plan. SuperMedia will not serve paper or CD-ROM copies of the SuperMedia prepackaged plan supplement; however, parties may obtain a copy of the SuperMedia prepackaged plan supplement from the claims and solicitation agent by: (1) calling SuperMedia’s restructuring hotline at one of the telephone numbers set forth earlier in this disclosure statement; (2) visiting SuperMedia’s restructuring website, www.epiq11.com/SuperMedia; and/or (3) writing to SuperMedia Ballot Processing Center, c/o Epiq Systems, FDR Station, P.O. Box 5014, New York, New York 10150-5014. Unless otherwise ordered by the Bankruptcy Court, to the extent any exhibit or document in the SuperMedia prepackaged plan supplement is inconsistent with the terms of any part of the SuperMedia prepackaged plan that does not constitute the SuperMedia prepackaged plan supplement, such part of the SuperMedia prepackaged plan that does not constitute the SuperMedia prepackaged plan supplement shall control.

Confirmation Procedures

The following is a brief summary of the confirmation process. Holders of claims and interests are encouraged to review the relevant provisions of the Bankruptcy Code and to consult with their own advisors.

The Confirmation Hearing

Section 1128(a) of the Bankruptcy Code provides that the Bankruptcy Court, after notice, may conduct the confirmation hearing to consider confirmation. Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation.

Confirmation Standards

Among the requirements for the confirmation are that the SuperMedia prepackaged plan is accepted by all impaired classes of claims and interests or if rejected by an impaired class, that the SuperMedia prepackaged plan “does not discriminate unfairly” and is “fair and equitable” as to such class, is feasible and is in the “best interests” of holders of claims and interests that are impaired under the SuperMedia prepackaged plan. The following requirements must be satisfied pursuant to Section 1129(a) of the Bankruptcy Code before the Bankruptcy Court may confirm a plan of reorganization. The SuperMedia prepackaged plan fully complies with the statutory requirements for confirmation listed below.

•	The proponents of the SuperMedia prepackaged plan have complied with the applicable provisions of the Bankruptcy Code.

•	The SuperMedia prepackaged plan has been proposed in good faith and not by any means forbidden by law.

•

Any payment made or to be made by SuperMedia (or any other proponent of the SuperMedia prepackaged plan) or by a person issuing securities or acquiring property under the SuperMedia prepackaged plan, for services or for costs and expenses in or in connection with the Chapter 11 cases, in connection with the SuperMedia prepackaged plan and incident to the Chapter 11 cases is subject to the approval of the Bankruptcy Court as reasonable.

•

SuperMedia (or any other proponent of the SuperMedia prepackaged plan) has disclosed the identity and affiliations of any individual proposed to serve, after confirmation, as a director, officer or voting trustee of SuperMedia, any affiliate of SuperMedia reorganized under the SuperMedia prepackaged plan or any successor to SuperMedia under the SuperMedia prepackaged plan and the appointment to or continuance in, such office of such individual is consistent with the interests of creditors and holders of interests and with public policies.

•	The proponent of the SuperMedia prepackaged plan has disclosed the identity of any insider that will be employed or retained by SuperMedia and the nature of any compensation for such insider.

•

With respect to each holder within an impaired class of claims or interests, each such holder (a) has accepted the SuperMedia prepackaged plan or (b) will receive or retain under the SuperMedia prepackaged plan on account of such claim or interest property of a value, as of the effective date of the SuperMedia prepackaged plan, that is not less than the amount that such holder would so receive or retain if SuperMedia were liquidated under Chapter 7 of the Bankruptcy Code on such date.

•

With respect to each class of claims or interests, such class (a) has accepted the SuperMedia prepackaged plan or (b) is unimpaired under the SuperMedia prepackaged plan (subject to the “cram-down” provisions discussed below).

•	The SuperMedia prepackaged plan provides for treatment of claims, as applicable, in accordance with the provisions of Section 507(a) of the Bankruptcy Code.

•

If a class of claims is impaired under the SuperMedia prepackaged plan, at least one class of claims that is impaired under the SuperMedia prepackaged plan has accepted the SuperMedia prepackaged plan, determined without including any acceptance of the SuperMedia prepackaged plan by any insider.

•

Confirmation is not likely to be followed by the liquidation or the need for further financial reorganization, of SuperMedia or any successor to SuperMedia under the SuperMedia prepackaged plan, unless such liquidation or reorganization is proposed in the SuperMedia prepackaged plan.

•	All fees payable under 28 U.S.C. § 1930 have been paid or the SuperMedia prepackaged plan provides for the payment of all such fees on the effective date of the SuperMedia prepackaged plan.

Best Interests Test/Liquidation Analysis

As described above, Section 1129(a)(7) of the Bankruptcy Code requires that each holder of an impaired claim or interest either (a) accept the SuperMedia prepackaged plan or (b) receive or retain under the SuperMedia prepackaged plan property of a value, as of the effective date, that is not less than the value such holder would receive if SuperMedia were liquidated under Chapter 7 of the Bankruptcy Code. Based on SuperMedia’s liquidation analysis, SuperMedia believe that the value of any distributions if SuperMedia’s Chapter 11 cases were converted to cases under Chapter 7 of the Bankruptcy Code would be no greater than the value of distributions under the SuperMedia prepackaged plan. As a result, SuperMedia believe holders of claims and interests in all impaired classes will recover at least as much as a result of confirmation as they would recover through a hypothetical Chapter 7 liquidation.

Feasibility

The Bankruptcy Code requires that a debtor demonstrate that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the SuperMedia prepackaged plan meets this requirement, SuperMedia has analyzed its ability to meet its obligations under the SuperMedia prepackaged plan. As part of this analysis, SuperMedia has prepared projections, which, together with the assumptions on which they are based, are included in “Proposal 1: The Transaction—Financial Forecasts.” Based on such projections, SuperMedia believes that it will be able to make all payments required under the SuperMedia prepackaged plan. Therefore, confirmation is not likely to be followed by liquidation or the need for further reorganization.

Confirmation Without Acceptance by All Impaired Classes

The Bankruptcy Court may confirm a plan of reorganization over the rejection or deemed rejection of the plan of reorganization by a class of claims or interests if the plan of reorganization “does not discriminate unfairly” and is “fair and equitable” with respect to such class.

No Unfair Discrimination

This test applies to classes of claims or interests that are of equal priority and are receiving different treatment under the SuperMedia prepackaged plan. The test does not require that the treatment be the same or equivalent, but that such treatment be “fair”. SuperMedia does not believe the SuperMedia prepackaged plan discriminates unfairly against any impaired class of claims or interests. SuperMedia believes the SuperMedia prepackaged plan and the treatment of all classes of claims and interests under the SuperMedia prepackaged plan satisfy the foregoing requirements for nonconsensual confirmation.

Fair and Equitable Test

This test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims or interests receive more than 100% of the amount of the allowed claims or interests in such class. As to the dissenting class, the test sets different standards depending on the type of claims or interests of the debtor in such class. In order to demonstrate that a plan is fair and equitable, the plan proponent must demonstrate:

Secured Creditors: Each holder of a secured claim either (1) retains its liens on the property, to the extent of the allowed amount of its secured claim and receives deferred cash payments having a value, as of the effective date of the Chapter 11 plan, of at least the allowed amount of such claim, (2) has the right to credit bid the amount of its claim if its property is sold and retains its liens on the proceeds of the sale (or if sold, on the proceeds thereof) or (3) receives the “indubitable equivalent” of its allowed secured claim.

Unsecured Creditors: Either (1) each holder of an impaired unsecured claim receives or retains under the Chapter 11 plan property of a value equal to the amount of its allowed claim or (2) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the Chapter 11 plan.

Equity Interests: Either (1) each holder of an interest will receive or retain under the Chapter 11 plan property of a value equal to the greatest of the fixed liquidation preference to which such holder is entitled, the fixed redemption price to which such holder is entitled or the value of the interest or (2) the holder of an interest that is junior to the non-accepting class will not receive or retain any property under the Chapter 11 plan.

SuperMedia believes the SuperMedia prepackaged plan satisfies the “fair and equitable” requirement notwithstanding that class 11 (Section 510(b) claims) is deemed to reject the SuperMedia prepackaged plan, because, as to such class, there is no class of equal priority receiving more favorable treatment and no class that is junior to such a dissenting class will receive or retain any property on account of the claims in such class.

Alternatives to confirmation and consummation of the SuperMedia prepackaged plan

If the SuperMedia prepackaged plan cannot be confirmed, SuperMedia may seek to (1) prepare and present to the Bankruptcy Court an alternative Chapter 11 plan for confirmation, (2) effect a merger or sale transaction, including, potentially, a sale of all or substantially all of SuperMedia’s assets pursuant to Section 363 of the Bankruptcy Code or (3) liquidate SuperMedia under Chapter 7 of the Bankruptcy Code. If SuperMedia were to pursue a liquidation, the Chapter 11 cases would be converted to cases under Chapter 7 of the Bankruptcy Code and a trustee would be elected or appointed to liquidate the assets of SuperMedia for distribution in accordance with the priorities established by the Bankruptcy Code. A discussion of the effects that a Chapter 7 liquidation would have on creditors’ recoveries and SuperMedia is described in the unaudited liquidation analysis attached as Appendix I to this document.

The SuperMedia Support Agreement

On December 5, 2012, SuperMedia entered into the SuperMedia support agreement with certain of its senior secured lenders. A copy of the SuperMedia support agreement is attached as Appendix L to this document. Negotiations between SuperMedia, Dex One and the Steering Committee involving the support agreements took place between November 12 and December 5, 2012. Additional consenting lenders may join the SuperMedia support agreement in the future.

Under the SuperMedia support agreement, SuperMedia agrees to take reasonable and appropriate action consistent with its obligations under the merger agreement and the SuperMedia support agreement in furtherance of the transaction and, if applicable, confirmation and consummation of the SuperMedia prepackaged plan, (i) to obtain signature pages to the SuperMedia proposed financing amendment, (ii) to provide a disclosure statement (the “SuperMedia lender disclosure statement”) to the lenders under the SuperMedia credit agreement (the “SuperMedia lenders”) and solicit their votes to accept the SuperMedia prepackaged plan, and (iii) if SuperMedia elects to effectuate the transaction through Chapter 11 cases, to file voluntary petitions under Chapter 11 and seek approval of certain relief from the Bankruptcy Court and confirmation of the SuperMedia prepackaged plan.

The lender parties to the SuperMedia support agreement agree to (i) support and take any reasonable action in furtherance of the SuperMedia proposed financing amendment and the effectiveness of the SuperMedia support agreement, (ii) timely vote their claims to accept the SuperMedia prepackaged plan and not change or withdraw such vote unless such plan is modified in a manner materially inconsistent with the SuperMedia support agreement or materially adverse to the rights of the consenting lenders under the SuperMedia support agreement, and (iii) in the event SuperMedia elects to effectuate the transaction through a Chapter 11 process, (a) support approval of the SuperMedia lender disclosure statement and confirmation of the SuperMedia prepackaged plan, (b) support certain relief to be requested by SuperMedia from the Bankruptcy Court, (c) refrain from taking any action inconsistent with the confirmation or consummation of the SuperMedia prepackaged plan and (d) not propose, support, solicit or participate in the formulation of any plan other than the SuperMedia prepackaged plan.

The SuperMedia support agreement shall terminate automatically upon certain events, including, without limitation, the following:

•

If SuperMedia has provided notice that it will effectuate the transaction outside of court and (a) if Dex One has not filed Chapter 11 cases, if the SuperMedia proposed financing amendment has not been consummated by 130 days after the effective date of the SuperMedia support agreement, or (b) if Dex One has filed chapter 11 cases, if the SuperMedia proposed financing amendment has not been consummated by 190 days after the effective date of the SuperMedia support agreement.

•

If lender parties to the SuperMedia support agreement hold less than 100% of the loans under the SuperMedia credit facility and SuperMedia has not commenced solicitation of lender votes on the SuperMedia prepackaged plan by 100 days after the effective date of the SuperMedia support agreement.

•	The termination of the Dex support agreement (described above).

•

If SuperMedia has commenced Chapter 11 cases and (1) they are dismissed, converted to Chapter 7 cases or an examiner is appointed, (2) an order is entered terminating SuperMedia’s exclusive right to file a plan of reorganization, or (3) SuperMedia’s consensual use of cash collateral is terminated in accordance with an interim or final cash collateral order entered by the Bankruptcy Court.

•	The termination of the merger agreement pursuant to its terms.

•

If SuperMedia elects to terminate the SuperMedia support agreement in accordance with the exercise of its fiduciary duties, or the lender parties to the SuperMedia support agreement elect to terminate the SuperMedia support agreement upon notice that SuperMedia is reasonably likely to breach the SuperMedia support agreement in accordance with the exercise of its fiduciary duties.

The SuperMedia support agreement also shall terminate ten business days after (1) either SuperMedia or lender parties to the SuperMedia support agreement holding at least 2/3 of the aggregate outstanding principal amount of loans held by all lender parties to the SuperMedia support agreement give written notice of a material breach of the SuperMedia support agreement and such breach is not cured or waived, or (2) SuperMedia and the administrative agent for the SuperMedia credit facility (the “SuperMedia agent”) have received executed signature pages to the SuperMedia support agreement from lenders (a) holding no less than 2/3 of the outstanding principal amount of the loans under the SuperMedia credit facility and (b) representing a majority of all lenders under the SuperMedia credit facility (the “SuperMedia bankruptcy threshold”), and notice is subsequently given by either the SuperMedia agent or SuperMedia that the SuperMedia bankruptcy threshold is no longer satisfied, unless the threshold is again satisfied by the end of the ten business day cure period.

In addition, the SuperMedia support agreement shall terminate ten business days after the occurrence of any of the following specified events, if such event has not been cured by SuperMedia or waived by the SuperMedia agent and lender parties to the SuperMedia support agreement holding at least 2/3 of the aggregate outstanding principal amount of loans held by all lender parties to the SuperMedia support agreement.

•

Fifty-five days after the SuperMedia support agreement effective date unless definitive loan documentation (other than the SuperMedia proposed financing amendment) has been made available to SuperMedia lenders.

•	Seventy-five days after this document is filed with the SEC unless this document has been declared effective by the SEC.

•

Ten days after the solicitation of the SuperMedia lenders is commenced unless definitive bankruptcy documentation (other than the SuperMedia prepackaged plan and SuperMedia lender disclosure statement) has been made available to the lender parties to the SuperMedia support agreement.

•

Five business days after the end of the lender solicitation period unless SuperMedia has commenced Chapter 11 cases or has provided written notice to the SuperMedia agent that it has received the necessary consents from its lenders and stockholders to effectuate the transaction without filing Chapter 11 cases.

•	If SuperMedia does not file the SuperMedia prepackaged plan and the SuperMedia lender disclosure statement on the date it files the Chapter 11 cases.

•

If the Bankruptcy Court has not entered interim and final orders authorizing SuperMedia to use cash collateral, granting adequate protection to the SuperMedia lenders and approving cash management systems within certain specified periods.

•	Fifty days after the date SuperMedia files the Chapter 11 cases unless the Bankruptcy Court has entered an order confirming the SuperMedia prepackaged plan.

•

After filing the Chapter 11 cases, SuperMedia (1) withdraws the SuperMedia prepackaged plan, (2) publicly announces an intention not to proceed with the SuperMedia prepackaged plan, or (3) files any motion, pleading, plan of reorganization and/or disclosure statement that is materially inconsistent with the SuperMedia prepackaged plan, or materially adversely affects the rights of the consenting lenders under the SuperMedia support agreement.

•

The Bankruptcy Court grants relief that is materially inconsistent with the SuperMedia support agreement or materially adversely affects the rights of the lender parties to the SuperMedia support agreement.

•

If any change or event occurs that has or would reasonably be expected to have a material adverse effect on SuperMedia or the validity or enforceability of the SuperMedia support agreement, merger agreement or SuperMedia credit facility.

•	The occurrence of an event of default under the SuperMedia credit facility, with certain exceptions set forth in the SuperMedia support agreement.

•

The amendment or modification of the SuperMedia prepackaged plan or SuperMedia lender disclosure statement which is materially inconsistent with the SuperMedia prepackaged plan or materially adversely affects the rights of the lender parties to the SuperMedia support agreement.

•

The amendment or modification of the Dex One prepackaged plan or Dex One lender disclosure statement which is materially inconsistent with the Dex One prepackaged plan or materially adversely affects the rights of the lender parties to the SuperMedia support agreement.

Upon the termination of the SuperMedia support agreement, all ballots to accept the SuperMedia prepackaged plan and signature pages to the SuperMedia proposed financing amendment will be withdrawn and deemed null and void for all purposes, unless a consenting lender provides notice within five business days that such consenting lender’s vote shall continue to be effective.

Lenders holding more than half in number and at least 2/3 in amount of (but not all) claims under the SuperMedia credit facility have become consenting lenders. As a result, the number and amount of SuperMedia credit facility claims held by lenders contractually obligated to support the SuperMedia prepackaged plan exceed the thresholds required for approval of such prepackaged plan by the SuperMedia credit facility lenders under applicable bankruptcy law.

Under the SuperMedia support agreement, certain waivers and amendments to the SuperMedia credit facility became effective upon execution of the SuperMedia support agreement by a majority of lenders under the SuperMedia credit facility, including the waiver of any event of default resulting from (i) the failure to deliver an audit for the fiscal year ended December 31, 2012 without a “going concern” or like qualification, and (ii) actions taken, contemplated by, or consistent with the SuperMedia support agreement or otherwise for the purpose of effecting the transaction through the commencement of the Chapter 11 cases.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Among the conditions that must be met prior to the consummation of the transaction out of court is the receipt of necessary consents of Dex One’s and SuperMedia’s senior secured creditors to the transaction and the execution of each of Dex One’s and SuperMedia’s required financing amendments by senior secured creditors holding 100% of Dex One’s and SuperMedia’s credit facilities. If the transaction is consummated through Chapter 11 cases, Dex One and SuperMedia must receive acceptances of at least 2/3 of their respective senior secured creditors in amount in each credit facility and a majority in number of the senior secured creditors in each credit facility, in each case of those senior secured creditors who actually vote to accept or reject the Dex One prepackaged plan or the SuperMedia prepackaged plan in each credit facility, respectively. This section summarizes the terms of the credit facilities if Dex One’s and SuperMedia’s senior secured creditors agree to the terms of the proposed amendments as set forth on the term sheets attached to the merger agreement and the proposed amendments attached to the prepackaged plans. No assurances can be provided that these terms will be agreed to by Dex One’s and SuperMedia’s senior secured creditors.

Pre-Transaction Credit Facilities

Dex One Credit Facilities

In connection with Dex One’s emergence from bankruptcy, on January 29, 2010, three of Dex One’s wholly owned subsidiaries, RHDI, DME and DMW amended and restated their credit facilities. Each of the Dex One credit facilities consists of term loans and each matures on October 24, 2014. The Dex One credit facilities require quarterly amortization payments of principal. Interest is paid (1) with respect to any base rate loan, quarterly, and (2) with respect to any Eurodollar loan, on the last day of the interest period applicable to such borrowing, at each respective borrower’s option as follows:

•	RHDI Credit Facility:

•

The highest (subject to a floor of 4.00%) of (1) the prime rate, (2) the federal funds effective rate plus 0.50%, and (3) one month Adjusted LIBO Rate plus 1.00%, in each case as in effect on such day plus an interest rate margin for base rate loans. The interest rate margin for base rate loans is (a) 5.25% per annum if the leverage ratio is greater than or equal to 4.25x or (b) 5.00% per annum if the leverage ratio is less than 4.25x; or

•

The higher of (1) Adjusted LIBO Rate and (2) 3.00%, in each case plus an interest rate margin for Eurodollar loans. The interest rate margin for Eurodollar loans is (a) 6.25% per annum if the leverage ratio is greater than or equal to 4.25x or (b) 6.00% per annum if the leverage ratio is less than 4.25x. RHDI may elect interest periods of one, two, three or six months for Eurodollar borrowings.

•	DME Credit Facility:

•

The highest of (1) the prime rate, (2) the federal funds effective rate plus 0.50% and (3) one month Adjusted LIBO Rate plus 1.00%, in each case as in effect on such day plus an interest rate margin for base rate loans. The interest rate margin for base rate loans is (a) 1.50% per annum if the leverage ratio is greater than or equal to 2.75x; (b) 1.25% per annum if the leverage ratio is greater than or equal to 2.50x but less than 2.75x and (c) 1.00% per annum if the leverage ratio is less than 2.50x; or

•

Adjusted LIBO Rate plus an interest rate margin for Eurodollar loans. The interest rate margin for Eurodollar loans is (a) 2.50% per annum if the leverage ratio is greater than or equal to 2.75x; (b) 2.25% per annum if the leverage ratio is greater than or equal to 2.50x but less than 2.75x and (c) 2.00% per annum if the leverage ratio is less than 2.50x. DME may elect interest periods of one, two, three or six months for Eurodollar borrowings.

•	DMW Credit Facility:

•

The highest (subject to a floor of 4.00%) of (1) the prime rate, (2) the federal funds effective rate plus 0.50% and (3) one month Adjusted LIBO Rate plus 1.00%, in each case as in effect on such day plus an interest rate margin for base rate loans. The interest rate margin for base rate loans is (a) 3.50% per annum if the leverage ratio is greater than or equal to 2.75x; (b) 3.25% per annum if the leverage ratio is greater than or equal to 2.50x but less than 2.75x and (c) 3.00% per annum if the leverage ratio is less than 2.50x; or

•

The higher of (1) Adjusted LIBO Rate and (2) 3.00%, in each case plus an interest rate margin for Eurodollar loans. The interest rate margin for Eurodollar loans is (a) 4.50% per annum if the leverage ratio is greater than or equal to 2.75x; (b) 4.25% per annum if the leverage ratio is greater than or equal to 2.50x but less than 2.75x and (c) 4.00% per annum if the leverage ratio is less than 2.50x. DMW may elect interest periods of one, two, three or six months for Eurodollar borrowings.

As of December 31, 2012, there was $782.5 million, $540.9 million and $503.2 million of principal outstanding with weighted average interest rates of 9.0%, 2.8% and 7.0% under the term loans under the RHDI credit facility, DME credit facility and DMW credit facility, respectively.

SuperMedia Credit Facility

In connection with its emergence from Chapter 11, on December 31, 2009, SuperMedia entered into a term loan agreement (the “SuperMedia credit facility,” and, together with the Dex One credit facilities, the “Four Credit Facilities”) with certain financial institutions and JPMorgan Chase Bank, N.A. as administrative agent and collateral agent for an aggregate principal amount of approximately $2.8 billion. The SuperMedia credit facility was used to repay a portion of the amounts outstanding under SuperMedia’s prepetition senior secured credit facilities. The SuperMedia credit facility matures on December 31, 2015.

The SuperMedia Loan Agreement requires (1) with respect to any base rate loan, quarterly interest payments and (2) with respect to any Eurodollar loan, interest payments on the last day of the interest period applicable to such borrowing, at SuperMedia’s option at either:

•

with respect to base rate loans, the highest of (1) the prime rate, (2) the federal funds effective rate plus 0.50%, and (3) one month LIBO Rate (subject to a floor of 3.00%) plus 1.00%, in each case as in effect on such day plus an interest rate margin of 7.00%; or

•

with respect to Eurodollar loans, the higher of (1) Adjusted LIBO Rate in effect for the applicable interest period and (2) 3.00%, in each case plus an interest rate margin of 8.00%. SuperMedia may elect interest periods of one, two or three months for Eurodollar borrowings.

As of December 31, 2012, there was a balance of $1.4 billion in principal outstanding with a weighted average interest rate of 11.0% under the SuperMedia credit facility.

The Four Credit Facilities Generally

Each of the Four Credit Facilities contains provisions for prepayment from net proceeds of asset dispositions, equity issuances and debt issuances subject to certain exceptions. Each of the Dex Credit Facilities contains provisions for prepayment from a ratable portion of the net proceeds received by the applicable subsidiary of Dex One from asset dispositions, subject to certain exceptions, after the first $7,500,000 of net proceeds received by DMW in each fiscal year and after the first $5,000,000 of net proceeds received by RHDI or DME in each fiscal year, and from a portion of excess cash flow. The SuperMedia credit facility contains a provision for prepayment of net proceeds received by the borrower and its subsidiaries (i) from asset dispositions, subject to certain exceptions, after the first $5,000,000 of net proceeds received by the borrower and its subsidiaries in each fiscal year, (ii) from certain equity issuances and (iii) from a portion of available cash (not to exceed 67.5% of the amount of any increase in such available cash during the applicable fiscal quarter) calculated and required to be applied as a prepayment on a quarterly basis. Each of the Four Credit Facilities allows voluntary prepayments in whole or in part, subject to certain minimum prepayment requirements.

Each of the Four Credit Facilities contains certain covenants that, subject to exceptions, limit or restrict each borrower and its subsidiaries’ incurrence of liens, investments (including acquisitions) and loans, sales of assets, indebtedness, payment of dividends, distributions and payments of certain indebtedness, sale and leaseback transactions, swap transactions, affiliate transactions, negative pledge clauses, changes in fiscal year, amendments to material documents, capital expenditures and mergers, liquidations and consolidations. In addition, each of the Dex One credit facilities also contains covenants that, subject to exceptions, limit or restrict activities and obligations of each of Dex One, Dex One Service, Inc., and Dex Media Service LLC. Each of the Dex One credit facilities borrowers is required to maintain compliance with a consolidated (with respect to it and its subsidiaries) leverage ratio covenant of no more than as of the end of each fiscal quarter: (a) 5.00x under the DME credit facility; (b) 5.25x under the DMW credit facility and (c) 4.75x as of September 30, 2012, stepping down to 4.5x as of March 31, 2013, stepping down to 4.25x as of September 30, 2013 and further stepping down to 4.00x on March 31, 2014 under the RHDI credit facility. The borrowers under the DMW credit facility and the RHDI credit facility are also required to maintain compliance with a consolidated (with respect to it and its Subsidiaries) interest coverage ratio covenant as of the last day of each fiscal quarter of at least (a) 1.35x under the DMW credit facility and (b) 1.75x as of September 30, 2012, stepping up to 1.90x as of March 31, 2013 and further stepping up to 2.00x as of March 31, 2014 under the RHDI credit facility. There is no interest coverage ratio under the DME credit facility. In addition, the borrower under the DMW credit facility is required to maintain a consolidated (with respect to it and its subsidiaries) senior secured leverage ratio of no more than 3.00x. SuperMedia is required to maintain compliance with a consolidated (with respect to it and its subsidiaries) leverage ratio covenant of 7.50x at any time during any fiscal quarter and a consolidated (with respect to it and its subsidiaries) interest coverage ratio covenant of 1.10x as of the last day of each fiscal quarter.

The obligations under each of the Dex One credit facilities are guaranteed by each of the respective borrower’s subsidiaries, if any, and are secured by a lien on substantially all of such borrower’s and such subsidiaries’ tangible and intangible assets, including a pledge of the stock of their respective subsidiaries, as well as a mortgage on certain real property, if any, in each case, subject to certain exceptions.

The obligations under the SuperMedia credit facility are guaranteed by certain of SuperMedia’s subsidiaries and are secured by a lien on substantially all of SuperMedia and the SuperMedia guarantors’ tangible and intangible assets, including a pledge of the stock of their respective subsidiaries, as well as a mortgage on certain real property, subject in each case, to certain exceptions.

Pursuant to a shared guaranty and collateral agreement and subject to an intercreditor agreement among the administrative agents under each of the Dex One credit facilities, Dex One and, subject to exceptions, certain of its subsidiaries, guaranty the obligations under each of the Dex One credit facilities (the “Shared Guarantors”) and the obligations under each of the Dex One credit facilities are secured by a lien on substantially all of such Shared Guarantor’s tangible and intangible assets (except that with respect to Dex One’s subsidiaries, Dex One Digital, Inc. and R.H. Donnelley Corporation, such guarantee is only secured by a pledge of stock held by such subsidiaries, if any), including a pledge of the stock of their respective subsidiaries, as well as a mortgage on certain real property, if any, subject in each case, to certain exceptions.

Post-Transaction Credit Facilities

Dex One Credit Facilities

In connection with the consummation of the transaction, each of the Dex One credit facilities will be amended and restated (and all references to the Dex One credit facilities that will be in place after the consummation of the transaction refer to the Dex One credit facilities as amended and restated) and will consist of term loans and each will mature on December 31, 2016. The Dex One credit facilities will require quarterly amortization payments of principal. Interest is paid (1) with respect to any base rate loan, quarterly, and (2) with respect to any Eurodollar loan, on the last day of the interest period applicable to such borrowing, at each respective borrower’s option as follows:

•	RHDI Credit Facility:

•

The highest (subject to a floor of 4.00%) of (1) the prime rate, (2) the federal funds effective rate plus 0.50%, and (3) one month Adjusted LIBO Rate plus 1.00%, in each case as in effect on such day plus an interest rate margin for base rate loans. The interest rate margin for base rate loans will be 5.75% per annum; or

•

The higher of (1) Adjusted LIBO Rate and (2) 3.00%, in each case plus an interest rate margin for Eurodollar loans. The interest rate margin for Eurodollar loans will be 6.75% per annum. RHDI may elect interest periods of one, two, three or six months for Eurodollar borrowings.

•	DME Credit Facility:

•

The highest (subject to a floor of 4.00%) of (1) the prime rate, (2) the federal funds effective rate plus 0.50% and (3) one month Adjusted LIBO Rate plus 1.00%, in each case as in effect on such day plus an interest rate margin for base rate loans. The interest rate margin for base rate loans will be 2.00% per annum; or

•

The higher of (1) Adjusted LIBO Rate and (2) 3.00%, in each case plus an interest rate margin for Eurodollar loans. The interest rate margin for Eurodollar loans will be 3.00% per annum. DME will be able to elect interest periods of one, two, three or six months for Eurodollar borrowings.

•	DMW Credit Facility:

•

The highest (subject to a floor of 4.00%) of (1) the prime rate, (2) the federal funds effective rate plus 0.50% and (3) one month Adjusted LIBO Rate plus 1.00%, in each case as in effect on such day plus an interest rate margin for base rate loans. The interest rate margin for base rate loans will be 4.00% per annum; or

•

The higher of (1) Adjusted LIBO Rate and (2) 3.00%, in each case plus an interest rate margin for Eurodollar loans. The interest rate margin for Eurodollar loans will be 5.00% per annum. DMW may elect interest periods of one, two, three or six months for Eurodollar borrowings.

SuperMedia Credit Facility

In connection with the consummation of the transaction, the SuperMedia credit facility will be amended and restated (and all references to the SuperMedia credit facility that will be in place after the consummation of the transaction refer to the SuperMedia credit facility as amended and restated) and will require (1) with respect to any base rate loan, quarterly interest payments and (2) with respect to any Eurodollar loan, interest payments on the last day of the interest period applicable to such borrowing, at SuperMedia’s option at either:

•

with respect to base rate loans, the highest of (1) the prime rate, (2) the federal funds effective rate plus 0.50%, and (3) one month LIBO Rate (subject to a floor of 3.00%) plus 1.00%, in each case as in effect on such day plus an interest rate margin of 7.60%; or

•

with respect to Eurodollar loans, the higher of (1) Adjusted LIBO Rate in effect for the applicable interest period and (2) 3.00%, in each case plus an interest rate margin of 8.60%. SuperMedia may elect interest periods of one, two or three months for Eurodollar borrowings.

The Four Credit Facilities Generally

After the consummation of the transaction, each of the Four Credit Facilities, as amended and restated, will contain provisions for prepayment from net proceeds of asset dispositions, equity issuances and debt issuances subject to certain exceptions. Each of the Dex One credit facilities will contain provisions for prepayment (1) from a ratable portion of the net proceeds received by the applicable subsidiary of Dex Media from asset dispositions, subject to certain exceptions after the first $2,500,000 of net proceeds received by the borrower and its subsidiaries during the term of the Dex One credit facilities, and (2) from a portion of excess cash flow calculated and required to be applied as a prepayment on a quarterly basis. The SuperMedia credit facility will contain a provision for prepayment of net proceeds received by the borrower and its subsidiaries (i) from asset dispositions, subject to certain exceptions, after the first $5,000,000 of net proceeds received by the borrower and its subsidiaries in each fiscal year, (ii) from certain equity issuances and (iii) from a portion of available cash calculated and required to be applied as a prepayment on a quarterly basis not to exceed 67.5% of the amount of any increase in such available cash during the applicable fiscal quarter. Each of the Four Credit Facilities will allow voluntary prepayments in whole or in part, subject to certain minimum prepayment requirements.

Each of the Four Credit Facilities, as amended and restated, will contain certain covenants that, among other things and subject to, in each case, certain exceptions, materiality thresholds and baskets as more specifically set forth in each credit facility, limit or restrict each borrower and its subsidiaries’ incurrence of liens, investments (including acquisitions) and loans, sales of assets, indebtedness and equity issuances, payment of dividends, distributions and payments of certain indebtedness, sale and leaseback transactions, swap transactions, affiliate transactions, negative pledge clauses, changes in fiscal year, changes in business (other than in respect of the SuperMedia credit facility) amendments to material documents, capital expenditures and mergers, liquidations and consolidations. In addition, each of the Dex One credit facilities also will contain covenants that, among other things and subject to exceptions, limit or restrict activities and obligations of each of Dex Media, Dex One Service, Inc., Dex Media Service LLC and certain bankruptcy remote entities to be established. The SuperMedia credit facility will contain covenants that, among other things and subject to exceptions, limit or restrict activities and obligations of each of Dex Media, Dex One Service, Inc. and certain bankruptcy remote entities to be established. Each of the borrowers under the Four Credit Facilities will be required to maintain compliance with a consolidated leverage ratio covenant of no greater than as of the end of each fiscal quarter as set forth in the summary table below (reference to each of the Four Credit Facilities should be made for actual computation of the applicable leverage ratio):

Credit Facility	Leverage Ratio
DME Credit Facility	Fiscal Quarter	Leverage Ratio
	1Q 2013	5.00x
	2Q 2013	5.00x
	3Q 2013	5.00x
	4Q 2013	5.00x
	1Q 2014	4.9375x
	2Q 2014	4.875x
	3Q 2014	4.8125x
	4Q 2014	4.75x
	1Q 2015	4.6875x
	2Q 2015	4.625x
	3Q 2015	4.5625x
	4Q 2015	4.50x
	1Q 2016	4.375x
	2Q 2016	4.25x
	3Q 2016	4.125x
	4Q 2016	4.00x

Credit Facility	Leverage Ratio
DMW Credit Facility	Fiscal Quarter	Leverage Ratio
	1Q 2013	3.50x
	2Q 2013	3.50x
	3Q 2013	3.50x
	4Q 2013	3.50x
	1Q 2014	3.50x
	2Q 2014	3.42x
	3Q 2014	3.34x
	4Q 2014	3.25x
	1Q 2015	3.1875x
	2Q 2015	3.125x
	3Q 2015	3.0625x
	4Q 2015	3.00x
	1Q 2016	2.875x
	2Q 2016	2.75x
	3Q 2016	2.625x
	4Q 2016	2.5x

RHDI Credit Facility	Fiscal Quarter	Leverage Ratio
	1Q 2013	5.50x
	2Q 2013	5.50x
	3Q 2013	5.50x
	4Q 2013	5.50x
	1Q 2014	5.4625x
	2Q 2014	5.425x
	3Q 2014	5.3875x
	4Q 2014	5.35x
	1Q 2015	5.3125x
	2Q 2015	5.275x
	3Q 2015	5.2375x
	4Q 2015	5.20x
	1Q 2016	5.15x
	2Q 2016	5.10x
	3Q 2016	5.05x
	4Q 2016	5.0x

Credit Facility	Leverage Ratio
SuperMedia Credit Facility	Fiscal Quarter	Leverage Ratio
	1Q 2013	4.75x
	2Q 2013	4.75x
	3Q 2013	4.75x
	4Q 2013	4.75x
	1Q 2014	4.6875x
	2Q 2014	4.625x
	3Q 2014	4.5625x
	4Q 2014	4.50x
	1Q 2015	4.50x
	2Q 2015	4.50x
	3Q 2015	4.50x
	4Q 2015	4.50x
	1Q 2016	4.4375x
	2Q 2016	4.375x
	3Q 2016	4.3125x
	4Q 2016	4.25x

The borrowers under each of Dex One credit facilities will also be required to maintain compliance with a consolidated (with respect to it and its subsidiaries) interest coverage ratio covenant as of the last day of each fiscal quarter of at least (a) 2.0x under the DMW credit facility, (b) 1.10x under the RHDI credit facility and (c) 1.10x under the DME credit facility. SuperMedia will be required to maintain a consolidated (with respect to it and its subsidiaries) interest coverage ratio covenant of 1.10x as of the last day of each fiscal quarter. Based on the information provided in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” each of the borrowers under the Four Credit Facilities would be in pro forma compliance with the various covenants contained in Four Credit Facilities. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

The obligations under each of the Dex One credit facilities will be guaranteed by each of the respective borrower’s subsidiaries, if any, and will be secured by a lien on substantially all of such borrower’s and such subsidiaries’ tangible and intangible assets, including a pledge of the stock of their respective subsidiaries, as well as a mortgage on certain real property, if any, in each case, subject to certain exceptions. In addition, each of the borrowers under the Four Credit Facilities (collectively, the “Companies” and each individually, a “Company”) will enter into a subordinated guarantee pursuant to which each Company will guarantee the obligations of the other Companies under their respective credit agreements. Such subordinated guarantee (a) will be subordinated to the obligations of the Company providing the guarantee in respect of its credit agreement and (b) will include sharing provisions pursuant to which the beneficiaries of such guarantees will share the benefits of such guarantees in accordance with the percentage used as of the closing of the Four Credit Facilities to allocate costs under the Shared Services Agreement between SuperMedia, on the one hand, and DME, DMW and RHDI, on the other hand.

The obligations under the SuperMedia credit facility will be guaranteed by certain of SuperMedia’s subsidiaries and will be secured by a lien on substantially all of SuperMedia and the SuperMedia guarantors’ tangible and intangible assets, including a pledge of the stock of their respective subsidiaries, as well as a mortgage on certain real property, subject in each case, to certain exceptions.

Pursuant to a shared guaranty and collateral agreement and subject to an intercreditor agreement among the administrative agents under each of the Dex One credit facilities, Dex Media and, subject to exceptions, certain of its subsidiaries (but in any event, excluding all SuperMedia Entities and their subsidiaries and Merger Sub), will guaranty the obligations under each of the Dex One credit facilities (the “Shared Guarantors”) and the obligations under each of the Dex One credit facilities will be secured by a lien on substantially all of such Shared Guarantor’s tangible and intangible assets (except that with respect to Dex Media’s subsidiaries, Dex One

Digital, Inc. and R.H. Donnelley Corporation, such guarantee will only be secured by a pledge of stock held by such subsidiaries, if any), including a pledge of the stock of their respective subsidiaries (excluding SuperMedia and its subsidiaries and Merger Sub), as well as a mortgage on certain real property, if any, subject in each case, to certain exceptions. In addition, Dex Media will also guarantee the obligations under the SuperMedia credit facility on an unsecured basis. Furthermore, Dex One Service, Inc. and Dex Media Holdings, Inc. will guarantee on a secured basis the obligations under each of the Four Credit Facilities.

SuperMedia, RHDI, DME, DMW and certain other subsidiaries of Dex Media (the “BRE Transferors”) will transfer the trademarks owned by such BRE Transferor (together with the associated goodwill) to a bankruptcy remote subsidiary (each, a “BRE”) of such BRE Transferor. Each such BRE will grant a perpetual, non-exclusive license, with the right to sublicense, to the trademarks that are transferred to it back to the applicable BRE Transferor. None of the BREs will be permitted to license such trademarks to any third party except to Dex Media or a subsidiary of Dex Media (or as otherwise permitted under the Four Credit Facilities) or to assign such trademarks. Dex Media and each of its subsidiaries will also grant to each other a perpetual, non-exclusive license under all intellectual property (other than trademarks and domain names) owned by such entity (as of the closing of the mergers and thereafter). In addition, SuperMedia, RHDI, DME, DMW, and certain other subsidiaries of Dex Media will deliver to each other current or contingent possession of, or access to, certain software source code (and various related tangible materials) that is currently used by such entity in its respective business.

Dex One Senior Subordinated Notes

On January 29, 2010, Dex One issued $300.0 million aggregate principal amount of 12%/14% Senior Subordinated Notes due 2017 in exchange for the DMW 8.5% Senior Notes due 2010 and 5.875% Senior Notes due 2011. As of December 31, 2012, there were $219.7 million aggregate principal amount of the Dex One senior subordinated notes outstanding. Interest on the Dex One senior subordinated notes is payable semi-annually on March 31 and September 30 of each year, commencing on March 31, 2010 through January 29, 2017. The Dex One senior subordinated notes accrue interest at an annual rate of 12% for cash interest payments and 14% if Dex One elects paid-in-kind interest payments. Dex One may elect, no later than two business days prior to the beginning of any such semi-annual interest period, whether to make each interest payment on the Dex One senior subordinated notes (1) entirely in cash or (2) 50% in cash and 50% in paid-in-kind interest, which is capitalized as incremental or additional senior subordinated notes. In the absence of such an election for any subsequent semi-annual interest period, interest on the Dex One senior subordinated notes will be payable in the form of the interest payment for the semi-annual interest period immediately preceding such subsequent semi-annual interest period. During the year ended December 31, 2011, Dex One made interest payments entirely in cash. Dex One elected to pay interest amounts on the Dex One senior subordinated notes 50% in cash and 50% in paid-in-kind interest in lieu of making interest payments entirely in cash for the semi-annual interest periods ending March 31, 2012 and September 30, 2012, as permitted by the indenture governing the Dex One senior subordinated notes. After the consummation of the transaction, Dex Media will continue to pay interest amounts on the Dex One senior subordinated notes 50% in cash and 50% paid-in-kind. The interest rate on the Dex One senior subordinated notes may be subject to adjustment in the event Dex One incurs certain specified debt with a higher effective yield to maturity than the yield to maturity of the Dex One senior subordinated notes. The Dex One senior subordinated notes are, and after confirmation of the Dex One prepackaged plan, if applicable, will remain, unsecured obligations of Dex One, effectively subordinated in right of payment to all of Dex One’s existing and future secured debt, including contractually and structurally subordinated to all outstanding amounts under each of the Dex One amended and restated credit facilities and are structurally subordinated to the SuperMedia amended and restated credit facility and any existing or future liabilities (including trade payables and the subordinated guarantees to be issued by certain of Dex Media’s subsidiaries for the benefit of the lenders under the Four Credit Facilities) of its direct and indirect subsidiaries.

The indenture governing the Dex One senior subordinated notes contains certain covenants that, subject to certain exceptions, among other things, limit or restrict Dex One’s (and, in certain cases, Dex One’s restricted subsidiaries’) incurrence of indebtedness, making of certain restricted payments, incurrence of liens, entry into transactions with affiliates, conduct of its business and the merger, consolidation or sale of all or substantially all of its property. The indenture governing the Dex One senior subordinated notes also requires Dex One to offer to repurchase the Dex One senior subordinated notes at par after certain changes of control involving Dex One or the sale of substantially all of its assets. The transaction does not constitute a change of control under this indenture and the transaction does not otherwise require the consent of the holders of the Dex One senior subordinated notes. Holders of the Dex One senior subordinated notes also may cause Dex One to repurchase the Dex One senior subordinated notes at a price of 101% of the principal amount upon the incurrence by Dex One of certain acquisition indebtedness.

Supplemental Indenture

Contemporaneously with the consummation of the Dex One merger, Dex One, Dex Media and The Bank of New York Mellon will enter into a first supplemental indenture to the indenture governing the Dex One senior subordinated notes. Dex Media will, pursuant to the terms of the supplemental indenture, expressly assume Dex One’s obligations under the related indenture, including Dex One’s payment and other performance obligations. Furthermore, the supplemental indenture will amend the “Non-Recourse Debt” definition in the senior subordinated notes indenture, to cure any ambiguity, omission, defect, mistake or inconsistency therein in accordance with Section 8.01(a)(1) thereof. The senior subordinated notes claims will be reinstated under the Dex One prepackaged plan, if applicable, and left unimpaired.

ACCOUNTING TREATMENT

The transaction will be accounted for as a “business combination” using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, with Dex One treated as the accounting acquirer. Dex One is considered the acquiring entity for accounting purposes based on certain criteria including, but not limited to, the following: (1) upon consummation of the transaction, Dex One stockholders will hold approximately 60% of the common stock of Dex Media as compared to 40% held by SuperMedia stockholders and (2) Dex One’s current chairman of the board of directors will continue to serve as the chairman of the board of directors of Dex Media. Under the acquisition method of accounting, the assets (including intangible assets) and liabilities of SuperMedia as of the effective date of the transaction will be recorded at their respective fair values and added to those of Dex One. Any excess of purchase price over the fair values of net assets acquired will be allocated to goodwill. The consolidated financial statements of Dex Media issued after the transaction will reflect Dex One’s accounting policies and the fair values of SuperMedia’s net assets acquired as determined under the acquisition method of accounting. The application of the acquisition method of accounting will have no impact on the historical financial position or results of operations of Dex One or SuperMedia.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION

The following is a general discussion of the material United States federal income tax consequences of the transaction to U.S. holders (as defined below) of shares of Dex One or SuperMedia common stock, as applicable, that exchange such shares for shares of Dex Media common stock pursuant to the transaction (consummated out of court or through Chapter 11 cases). This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. Further, the discussion assumes that the transaction will be completed in accordance with the merger agreement and as further described in this document.

This discussion addresses only beneficial owners of shares of Dex One or SuperMedia common stock that hold such shares as capital assets within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Dex One or SuperMedia common stock subject to the alternative minimum tax provisions of the Code;

•

a holder of Dex One or SuperMedia common stock that received Dex One or SuperMedia common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder;

•	a person that has a functional currency other than the United States dollar;

•	a holder of Dex One or SuperMedia common stock that holds Dex One or SuperMedia common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate; or

•	a holder of Dex One or SuperMedia common stock who actually or constructively owns 5% or more of the outstanding shares of Dex One or SuperMedia common stock.

Determining the actual tax consequences of the transaction to you may be complex. They will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Dex One or SuperMedia common stock, as applicable, that is, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia;

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a United States person for United States federal income tax purposes; or

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement treated as a partnership for United States federal income tax purposes and that holds shares of Dex One or SuperMedia common stock generally will depend on the status of the partner and the activities of the partnership. A partner in such a partnership should consult its own tax advisors regarding the tax consequences of the transaction to it.

United States Federal Income Tax Consequences of the Transaction to Dex One and SuperMedia Stockholders

The Dex One Merger. The Dex One merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.” Therefore, you generally will not recognize any gain or loss for United States federal income tax purposes upon the exchange of your shares of Dex One common stock for shares of Dex Media common stock pursuant to the Dex One merger. Additionally, you will not recognize any gain or loss for United States federal income tax purposes on account of the implied reverse stock split of shares of Dex One common stock when they are exchanged for shares of Dex Media common stock pursuant to the Dex One merger. Your tax basis in the shares of Dex Media common stock that you receive in the Dex One merger will equal your adjusted tax basis in the shares of Dex One common stock that you surrender in exchange therefor. Your holding period for the shares of Dex Media common stock that you receive in the Dex One merger will include your holding period for the shares of Dex One common stock that you surrender in exchange therefor.

The SuperMedia Merger. The parties intend that the SuperMedia merger also be treated as a “reorganization” within the meaning of Section 368(a) of the Code. However, such treatment is not free from doubt. In March of 2005, the Internal Revenue Service issued proposed regulations which, if finalized in their current form, would cause the merger to be a fully taxable transaction. The proposed regulations purport to resolve an uncertainty under current law and would generally require that there be an “exchange of net value” in order for a transaction to qualify as a reorganization. In the context of a reverse triangular merger, the exchange of net value requirement in the proposed regulations is not met where the liabilities of the corporation whose stock is surrendered (in this case, SuperMedia) are in excess of its assets. In the absence of conclusive authority requiring that there be an exchange of net value in order for a transaction to qualify as a reorganization, Dex One and SuperMedia intend to take the position that the SuperMedia merger be treated as a reorganization. No opinion from legal counsel has been given regarding whether the SuperMedia merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and neither Dex One nor SuperMedia have requested, nor do they intend to request, a ruling from the Internal Revenue Service regarding the United States federal income tax consequences of the transaction. As a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to the parties intended treatment of the SuperMedia merger. SuperMedia stockholders should consult their own tax advisers regarding the possible treatment of the SuperMedia merger as a fully taxable transaction.

Assuming that the SuperMedia merger is treated as a reorganization, you generally will not recognize gain or loss upon the receipt of shares of Dex Media common stock in exchange for SuperMedia common stock pursuant to the SuperMedia merger. Your tax basis in the shares of Dex Media common stock that you receive in the SuperMedia merger will equal your adjusted tax basis in the shares of SuperMedia common stock that you surrender in exchange therefor. Your holding period for the shares of Dex Media common stock that you receive in the SuperMedia merger will include your holding period for the shares of SuperMedia common stock that you surrender in exchange therefor.

In the event that the SuperMedia merger does not qualify as a reorganization, you generally will recognize an amount of taxable gain or loss equal to the difference between (1) the fair market value of the shares of Dex Media common stock received in the SuperMedia merger, and (2) your adjusted tax basis in the SuperMedia common stock exchanged therefor. That gain or loss generally will be capital gain or loss and will be long–term capital gain or loss if you held the SuperMedia common stock exchanged for more than one year as of the effective time of the SuperMedia merger. The deductibility of capital losses is subject to limitations. Your tax basis in any shares of Dex Media common stock received pursuant to the SuperMedia merger would equal the fair market value of those shares at the effective time of the SuperMedia merger and the holding period for those shares would begin on the date immediately following the effective time of the SuperMedia merger.

Backup Withholding

Information reporting and backup withholding tax (at the applicable rate, currently 28%) may apply to you with respect to payments, including shares, received in the transaction. You generally will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number on IRS Form W-9 (or an applicable successor form) and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	are a corporation or come within specified other exempt categories and, when required, demonstrate this fact.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your United States federal income tax liability, provided that you timely furnish the required information to the Internal Revenue Service.

Certain U.S. Federal Income Tax Consequences of the Transaction to Dex One, SuperMedia and Dex Media

Cancellation of Debt and Reduction of Tax Attributes

In general, absent an exception, a debtor will realize and recognize CODI upon satisfaction of its outstanding indebtedness for total consideration less than the amount of such indebtedness. The amount of CODI, in general, is the excess of (a) the adjusted issue price of the indebtedness satisfied, over (b) the sum of (x) the amount of cash paid, (y) the issue price of any new indebtedness of the taxpayer issued and (z) the fair market value of any new consideration.

A corporation will not, however, be required to include any amount of CODI in gross income if the corporation is under the jurisdiction of a court in a case under chapter 11 of the Bankruptcy Code and the discharge of debt occurs pursuant to that proceeding. Instead, as a consequence of such exclusion, a corporation must reduce its tax attributes by the amount of CODI that it excluded from gross income pursuant to section 108 of the Code. In general, tax attributes will be reduced in the following order: (a) net operating losses (“NOLs”); (b) most tax credits; (c) capital loss carryovers; (d) tax basis in assets (but not below the amount of liabilities to which the debtor remains subject); (e) passive activity loss and credit carryovers; and (f) foreign tax credits. A corporation with CODI may elect first to reduce the basis of its depreciable assets pursuant to section 108(b)(5) of the Code. In the context of a consolidated group of corporations, the tax rules provide for a complex ordering mechanism in determining how the tax attributes of one member can be reduced by the CODI of another member.

Amendments to certain of Dex One’s and SuperMedia’s outstanding credit facilities occurring pursuant to the transaction may result in CODI to the extent that the loans issued under any such credit facility trade at a discount at the time of such an amendment. Consequently, the amount of CODI, and accordingly the amount of tax attributes required to be reduced, will depend on the trading price of the applicable credit facilities. As this price cannot be known with certainty until after the effective date of the transaction, the amount of CODI is thus uncertain.

Following this reduction, we expect that, subject to the limitations discussed herein, there will be material reductions in Dex Media’s NOLs, NOL carryforwards and other tax attributes, including tax basis in its assets. However, we expect that the amount of CODI attributable to the amendments to certain of Dex One’s and SuperMedia’s outstanding credit facilities occurring pursuant to the transaction will result in a corresponding amount of original issue discount that will be deductible for U.S. federal income tax purposes by Dex One, SuperMedia or Dex Media, as the case may be, over the term of the applicable amended credit facilities.

Limitation of NOL Carryforwards and Other Tax Attributes

If the transaction is consummated, we anticipate that Dex Media will have significant NOLs and other tax attributes. The amount of such tax attributes that will be available to Dex Media is based on a number of factors and is impossible to calculate at this time. Some of the factors that will impact the amount of available tax attributes include: (a) the amount of taxable income incurred by Dex One in 2012; and (b) the trading price of Dex One’s amended credit facilities. Following consummation of the transaction, we anticipate that Dex Media’s NOLs and other tax attributes may be subject to limitation under section 382 of the Code by reason of the SuperMedia merger pursuant to the transaction.

Under section 382 of the Code, if a corporation undergoes an “ownership change,” the amount of its NOLs (collectively, “Pre-Change Losses”) that may be utilized to offset future taxable income generally is subject to an annual limitation. The SuperMedia merger may result in an “ownership change” of Dex Media for these purposes, and Dex Media’s use of its Pre-Change Losses may be subject to limitation unless an exception to the general rules of section 382 of the Code applies.

(1)	General Section 382 Annual Limitation

This discussion refers to the limitation determined under section 382 of the Code in the case of an “ownership change” as the “Section 382 Limitation.” In general, a corporation’s annual Section 382 Limitation on the use of its Pre-Change Losses in any “post-change year” is equal to the product of (a) the fair market value of the stock of the corporation immediately before the “ownership change” (with certain adjustments) multiplied by (b) the “long-term tax-exempt rate” (which is the highest of the adjusted Federal long-term rates in effect for any month in the 3-calendar-month period ending with the calendar month in which the “ownership change” occurs, approximately 3%). If Dex Media has a NUBIG, generally meaning that, immediately before an ownership change, the fair market value of its assets exceeds the aggregate tax basis of its assets, then the limitation described above is generally increased for the first five years after the change date by the amount of recognized built-in gain during a post-change year (but not cumulatively to exceed the NUBIG). Any unused limitation may be carried forward, thereby increasing the annual limitation in the subsequent taxable year. As discussed below, however, special rules may apply in the case of a corporation which experiences an ownership change as the result of a bankruptcy proceeding.

The SuperMedia merger may cause an ownership change with respect to Dex Media on the effective date of the SuperMedia merger. As a result, unless an exception applies, section 382 of the Code may apply to limit Dex Media’s use of any remaining Pre-Change Losses after the effective date of the SuperMedia merger. In the event Dex Media experiences an ownership change as a result of the SuperMedia merger, although there can be no assurance in this regard, we expect that the resulting limitation on Dex Media’s ability to utilize its NOLs should be significantly increased as a result of its NUBIG, permitting Dex Media to use more of its NOLs than it would otherwise. This limitation is independent of, and in addition to, the reduction of tax attributes described in the preceding section resulting from the exclusion of CODI. Dex Media’s use of its Pre-Change Losses after the effective date of the SuperMedia merger may be adversely affected if an “ownership change” within the meaning of section 382 of the Code were to occur after the effective date of the SuperMedia merger. With respect to any ownership change after the effective date of the SuperMedia merger, NOLs and other tax attributes attributable to the period prior to the effective date of the SuperMedia merger are treated as Pre-Change Losses for the latter ownership change as well, with the result that such NOLs would be subject to the smaller of the earlier annual limitation and any later annual limitations. In order to prevent a post-effective date “ownership change” of Dex Media, Dex Media’s common stock will be subject to transfer restrictions. No such transfer restrictions currently exist with respect to Dex One’s or SuperMedia’s stock. However, there can be no assurances that these restrictions will prevent an ownership change from occurring in the future.

(2)	Special Bankruptcy Exceptions

An exception to the foregoing annual limitation rules generally applies when a debtor company’s existing shareholders and/or so-called “qualified creditors” of a debtor company in chapter 11 receive, in respect of their claims or interests, at least 50% of the vote and value of the stock of the reorganized debtor (or a controlling corporation if also in chapter 11) pursuant to a confirmed chapter 11 plan (the “382(l)(5) Exception”). Under the 382(l)(5) Exception, a debtor’s Pre-Change Losses are not limited on an annual basis but, instead, the debtor’s NOLs are required to be reduced by the amount of any interest deductions attributable to “qualified creditors” claimed during any taxable year ending during the three-year period preceding the taxable year that includes the effective date of the plan of reorganization, and during the part of the taxable year prior to and including the effective date of the plan of reorganization, in respect of all debt converted into stock in the reorganization. If the 382(l)(5) Exception applies and the debtor undergoes another ownership change within two years after consummation, then the debtor’s Pre-Change Losses effectively would be eliminated in their entirety.

Where the 382(l)(5) Exception is not applicable (either because the debtor does not qualify for it or the debtor otherwise elects not to utilize the 382(l)(5) Exception), a second special rule will generally apply (the “382(l)(6) Exception”) if there is an ownership change pursuant to a confirmed chapter 11 plan. When the 382(l)(6) Exception applies, a debtor corporation that undergoes an ownership change generally is permitted to determine the fair market value of its stock after taking into account the increase in value resulting from any surrender or cancellation of creditors’ claims in the bankruptcy. This differs from the ordinary rule that requires the fair market value of a debtor corporation that undergoes an ownership change to be determined before the events giving rise to the change. The 382(l)(6) Exception also differs from the 382(l)(5) Exception in that the debtor corporation is not required to reduce its NOLs by interest deductions in the manner described above, and the debtor may undergo a change of ownership within two years without triggering the elimination of its Pre-Change Losses.

We have not yet determined whether to utilize the 382(l)(5) Exception. In the event that there is an ownership change with respect to Dex Media as a result of the SuperMedia merger pursuant to a confirmed chapter 11 plan and we do not use the 382(l)(5) Exception, we expect that the use of any Pre-Change Losses after the effective date of the SuperMedia merger will be subject to limitation based on the rules discussed above, but taking into account the 382(l)(6) Exception.

COMPARISON OF RIGHTS OF DEX ONE AND SUPERMEDIA STOCKHOLDERS

As a result of the transaction, whether the transaction is consummated out of court or through Chapter 11 cases, SuperMedia common stockholders will receive 0.4386 shares of Dex Media common stock in exchange for each outstanding share of SuperMedia common stock that they own, and Dex One common stockholders will receive 0.2 shares of Dex Media common stock in exchange for each outstanding share of Dex One common stock that they own. The following is a summary of certain material differences between the rights of holders of SuperMedia common stock, Dex One common stock and Dex Media common stock (as in effect upon the closing of the transaction). This summary does not purport to be a complete description of those differences. Each of Dex One, SuperMedia and Dex Media is a Delaware corporation, so these differences arise only from the governing documents of the companies, including Dex One’s amended and restated certificate of incorporation and amended and restated by-laws, SuperMedia’s amended and restated certificate of incorporation and amended and restated by-laws and Dex Media’s amended and restated certificate of incorporation and by-laws (as will be in effect upon the closing of the transaction). After completion of the transaction, the rights of SuperMedia stockholders and Dex One stockholders who become Dex Media stockholders will be governed by Dex Media’s certificate of incorporation and by-laws as in effect as of the closing and Delaware law. For additional information, see “Where You Can Find More Information.”

Dex One	SuperMedia	Dex Media

CAPITAL STOCK

Authorized Capital Stock:

Dex One is authorized to issue 300,000,000 shares of Dex One common stock, par value $0.001 per share, and 10,000,000 shares of Dex One preferred stock, par value $0.001 per share.	SuperMedia is authorized to issue 60,000,000 shares of SuperMedia common stock, par value $0.01 per share, and 5,000,000 shares of SuperMedia preferred stock, par value $0.01 per share.	Same as Dex One.

Transfer Restrictions

None currently in effect.	None currently in effect.	Dex Media’s amended and restated certificate of incorporation will provide that, without the approval of the Dex Media board of directors or a duly authorized committee thereof, no transfer of Dex Media securities will be permitted that would cause (1) any person to become a person with a Percentage Share Ownership (as defined in Treasury Regulation §§ 1.382-2T and 1.382-4) of 4.9% or more in Dex Media or (2) any person with a Percentage Share Ownership of 4.9% or more to increase or decrease such person’s Percentage Share Ownership in Dex Media. These trading restrictions will last for the time period described in the merger agreement.

Dex One	SuperMedia	Dex Media

BOARD OF DIRECTORS

Size of the Board of Directors:

Pursuant to Dex One’s amended and restated certificate of incorporation and bylaws, the number of directors may be fixed from time to time exclusively by a resolution passed by a majority of the entire board of directors, but shall be no less than three directors. There are currently seven positions authorized by the board of directors and six directors serving on the board of directors.	Pursuant to SuperMedia’s amended and restated certificate of incorporation and bylaws, the number of directors shall be fixed and increased or decreased from time to time exclusively by a resolution adopted by a majority of the directors in then in office, provided that the number of directors must be no less than seven and no more than 11 and subject to the rights of Paulson and the several investment funds and accounts managed by it collectively pursuant to the Amended and Restated Standstill Agreement dated January 21, 2010 (the “Standstill Agreement”). There are currently ten directors serving on the board of directors.

Same as Dex One, except until Dex Media’s 2014 annual meeting of stockholders, the number of directors on the board of directors shall be ten.

For more information on the composition of the Dex Media board of directors after completion of the transaction, see “Special Nomination and Composition Requirements” below.

Special Nomination Rights and Composition Requirements:

None currently in effect.	Under the Standstill Agreement between SuperMedia and Paulson, so long as Paulson beneficially owns at least 17% of the issued and outstanding shares of SuperMedia common stock, until December 31, 2013, Paulson shall have the right to nominate a director to the SuperMedia board of directors (the “Paulson nominee”) and at each annual meeting of stockholders until December 31,2013, SuperMedia shall include such nominee in its slate of recommended directors, nominate and reflect in the proxy statement for each applicable meeting the nomination of the Paulson nominee for election as a director, and cause all proxies received by SuperMedia to be voted in the manner specified by such proxies and cause all proxies for which a vote is not specified to

Dex Media’s by-laws will provide that following the completion of the transaction, the Dex Media board of directors of the Corporation shall consist of (1) five directors selected by the Dex One board of directors, including Mr. Schultz (the “Continuing Dex One Directors”) and (2) five directors selected by the SuperMedia board of directors, including Mr. McDonald (the “Continuing SuperMedia Directors”). Mr. Schultz shall serve as Dex Media’s chairman and Mr. McDonald shall serve as Dex Media’s Chief Executive Officer until at least Dex Media’s 2014 Annual Meeting of Stockholders (the “Termination Date”).

The Dex Media Corporate Governance Committee shall be

Dex One	SuperMedia	Dex Media

be voted for the Paulson nominee to the extent permitted under applicable law.

The Paulson nominee, if elected to the SuperMedia board of directors, may be removed by the board of directors if Paulson ceases to beneficially own at least 17% of the issued and outstanding common stock of SuperMedia for a period of 30 consecutive days.

co-chaired by one Continuing Dex One Director and one Continuing SuperMedia Director and composed of an equal number of Continuing Dex One Directors and Continuing SuperMedia Directors until the Termination Date.

Election of the Board of Directors:

The General Corporation Law of the State of Delaware (the “DGCL”) provides that, unless otherwise provided in the certificate of incorporation or by-laws of the corporation, directors are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors at a meeting at which a quorum is present.

The Dex One by-laws provide that each director shall be elected by the vote of the majority of the votes cast with respect to the director at an annual meeting of stockholders at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the votes of the plurality of the shares represented in person or by proxy at such annual meeting and entitled to vote on the election of directors. A majority of the votes cast in an election of a director shall mean that the number of shares voted “for” a director’s election must exceed the number of votes cast “against’ that director’s election and, unless otherwise provided by Delaware law, shares not present, “broker nonvotes” and shares voting “abstain” or “abstentions” shall not be counted as a vote case either “for” or “against” a director’s election for purposes of determining whether a nominee for director has received a majority of the votes cast.	Neither SuperMedia’s amended and restated certificate of incorporation nor the SuperMedia by-laws provide for a different voting standard for the election of directors than the plurality standard provided in the DGCL.	Same as Dex One, except the proviso related to the number of nominees exceeding the number of directors to be elected only applies if such situation occurs as of the tenth day before Dex Media first mails its notice of meeting for the meeting to elect directors.

Dex One	SuperMedia	Dex Media

Classified Board of Directors:

Dex One does not have a classified board of directors.	SuperMedia does not have a classified board of directors.	Same as Dex One.

Vacancies on the Board of Directors:

The Dex One by-laws provide that newly created directorships resulting from an increase in the authorized number of directors or any vacancy on the board of directors resulting from death, resignation, removal or other cause may only be filled by a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director. A vacancy may not be filled by any other person or persons, including stockholders. A director appointed to fill a vacancy shall hold office until the next annual meeting of stockholders that is at least 120 days after the appointment of such director and until such director’s successor shall have been elected and qualified or such director’s earlier death, resignation or removal.	Pursuant to SuperMedia’s amended and restated certificate of incorporation and by-laws, any vacancy occurring on the board of directors, however caused, may only be filled by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. A director appointed to fill a vacancy shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor shall be elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal. Pursuant to the terms of the Standstill Agreement, if the Paulson nominee ceases to be a SuperMedia director other than due to Paulson owning less than the required threshold, Paulson may designate a replacement nominee, who shall be appointed to fill the created vacancy.

Dex Media’s by-laws will provide that if Mr. Schultz is unable to serve as Chairman at any time prior to the Termination Date, then the Continuing Dex One Directors shall elect a new Chairman.

From and after the completion of the transaction until the Termination Date, all vacancies on the Dex Media board of directors created by the cessation of service of a director shall be filled by a nominee proposed by the Dex Media Corporate Governance Committee.

Subject to the foregoing special rules, the Dex Media by-laws will provide that newly created directorships resulting from an increase in the authorized number of directors or any vacancy on the board of directors resulting from death, resignation, removal or other cause may, unless otherwise required by law or by resolution of the Dex Media board of directors, be filled by a majority of the remaining directors then in office, though less than a quorum.

Removal of Directors:

The DGCL provides that a majority of the stockholders may remove any director or the entire board of directors with or without cause.

Neither Dex One’s amended and restated certificate of incorporation nor the Dex One by-laws contain a provision with respect to the removal of directors.	The SuperMedia by-laws provide that any director may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of not less than a majority of the total voting power of all classes of then	Same as Dex One.

Dex One	SuperMedia	Dex Media

outstanding capital stock of the corporation entitled to vote generally in the election of directors at a special meeting duly called for such purpose.

See “Special Nomination and Composition Requirements” for information on certain special removal provisions regarding the Paulson nominee.

SECTION 203 OF THE DGCL

Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

The Dex One amended and restated certificate of incorporation states that Dex One is to be governed by Section 203 of the DGCL.	SuperMedia has not opted out of Section 203 of the DGCL.	Same as Dex One.

ANNUAL MEETING OF STOCKHOLDERS

The Dex One by-laws provide that the board of directors will designate the date, time and place of the annual meeting of stockholders for the election of directors and for the transaction of such other business as may have been properly brought before the meeting in compliance with the provisions of the by-laws.	The SuperMedia by-laws provide that the board of directors will fix and designate the date and time of the annual meeting of stockholders for the purposes of electing directors and for the transaction of such other business as may have been properly brought before the meeting in compliance with the provisions of the by-laws.	Same as Dex One.

SPECIAL MEETING OF STOCKHOLDERS

The Dex One by-laws authorize a special meeting of stockholders to be held upon call of a majority of the entire board of directors, the Chairman of the Board, the Chief Executive Officer or the President, or by the Secretary at the request in writing of stockholders holding shares representing at least 25% of the voting power of shares of stock	SuperMedia’s amended and restated certificate of incorporation provides that a special meeting of stockholders may only be called by the board of directors pursuant to a resolution approved by a majority of the entire board of directors or demand of one or more record holders of shares of the corporation’s stock representing in	Same as Dex One, except the Secretary shall not accept, and shall consider ineffective, a written request from a stockholder to call a special meeting: (A) that relates to an item of business that is not a proper subject for stockholder action under applicable law; (B) if such written request to call a special meeting is delivered

Dex One	SuperMedia	Dex Media
issued and outstanding and entitled to vote on the matter and for the purposes stated in the written request of such stockholders.	the aggregate more than 30% of the total number of shares of stock entitled to vote on the matter to be brought before the proposed special meeting.	between the time beginning on the 61st day after the earliest date of signature on a written request to call a special meeting, that has been delivered to the Secretary, relating to an identical or substantially similar item (such item, a “Similar Item”) and ending on the one-year anniversary of such earliest date; (C) if a Similar Item will be submitted for stockholder approval at any stockholder meeting to be held on or before the 90th day after the Secretary receives such written request to call a special meeting; or (4) if a Similar Item has been presented at the most recent annual meeting or at any special meeting held within one year prior to receipt by the Secretary of such written request to call a special meeting.

NOTICE OF MEETING TO STOCKHOLDERS

The Dex One by-laws provide that each stockholder entitled to vote at a stockholder meeting is entitled to written notice of such meeting not less than ten days nor more than 60 days before the date on which the meeting is to be held. The notice will specify the place, if any, date and time of all meetings of the stockholders and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting.	The SuperMedia by-laws provide that notice of all meetings of stockholders will be sent or otherwise given notice no more than 60 days nor less than ten days prior to each meeting. The notice will specify the place (if any), date, and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at the meeting, and, in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the stockholders (but any other matter properly presented at the meeting may be submitted for stockholder action). In the case of a special meeting, the notice will also specify the general nature of the business to be transacted (no business other than that specified	The Dex Media by-laws will provide that notice of the place, if any, date, and time of all meetings of the stockholders, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given, not less than ten nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date.

Dex One	SuperMedia	Dex Media
in the notice may be transacted). The notice of any meeting at which directors are to be elected will include the name of any nominee or nominees who, at the time of the notice, the board of directors intends to present for election.

SUBMISSION OF STOCKHOLDER NOMINATIONS AND PROPOSALS

Pursuant to the Dex One by-laws, any stockholder who intends to bring business before an annual meeting of stockholders or director nominations to be considered at such meeting must deliver a written notice (in proper form, as directed by the Dex One by-laws) to the corporate secretary not more than 120 days and not less than 90 days in advance of the anniversary date of the immediately preceding annual meeting. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, the Dex One by-laws provide that, to be timely, notice by the stockholder must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was first mailed or public disclosure of the date of the annual meeting was first made, whichever first occurs.	Pursuant to the SuperMedia by-laws, any stockholder who intends to bring business before an annual meeting of stockholders or director nominations to be considered at such meeting must deliver a written notice (in proper form, as directed by the SuperMedia by-laws) of such proposal neither later than 90 days nor earlier than 120 days prior to the anniversary date of the annual meeting of stockholders in the immediately preceding year. However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the 90th day prior to the date of such annual meeting, or (B) the 20th day following the day on which public announcement of the date of such annual meeting is first made.

The Dex Media by-laws will provide that in order to bring business or director nominations before an annual meeting, a stockholder’s written notice (in the proper form, as directed by the Dex Media by-laws) must be received by the Secretary at the principal executive offices not less than 90 days and not more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date, or if no annual meeting was held in the preceding year, such stockholder’s notice must be delivered by the later of (A) the tenth day following the day of the public announcement of the date of the annual meeting or (B) the date which is 90 days prior to the date of the annual meeting.

If the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors at least ten days prior to the last day a stockholder may deliver a notice of nomination in accordance with the preceding paragraph, a stockholder’s notice shall also be considered timely, but only with respect to nominees for

Dex One	SuperMedia	Dex Media

any new positions created by such increase, if it shall be received by the Secretary at the principal executive offices not later than the close of business on the tenth day following the day on which such public announcement is first made.

With respect to nomination at special meetings, a stockholder’s notice must be received by the Secretary at the principal executive offices not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which a public announcement is first made of the date of the special meeting and of the nominees proposed by the Dex Media board of directors to be elected at such meeting. In no event shall any adjournment, deferral or postponement of a special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice.

STOCKHOLDER ACTION WITHOUT A MEETING

Under the DGCL, unless a corporation’s certificate of incorporation provides otherwise, stockholders may take action without a meeting only by a written consent of the stockholders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Dex One’s amended and restated certificate of incorporation does not permit stockholders, except as otherwise provided by resolutions fixing the powers of any series of preferred stock, to take any action, except at an annual meeting or special meeting of stockholders of Dex One. Stockholder action by written consent is prohibited.	SuperMedia’s amended and restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting, and the ability of stockholders to consent in writing to the taking of any action is specifically denied.	Same as Dex One.

Dex One	SuperMedia	Dex Media

PROXY

The Dex One by-laws provide that every stockholder may authorize another person or persons to act for such stockholder by proxy in all matters in which a stockholder is entitled to participate, including waiving any notice of any meeting, voting or participating at a meeting. No proxy shall be voted or acted upon after one year from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable, and if and only so long as it is coupled with an interest sufficient in law to support an irrevocable power.	The SuperMedia by-laws provide that, at all meetings of stockholders, a stockholder may vote by proxy executed in writing (or in such manner prescribed by applicable law) by the stockholder, or by his or her duly authorized attorney in fact. No proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy must be filed with the corporate secretary or his or her representative at or before the time of the meeting.	Same as Dex One.

CUMULATIVE VOTING

Dex One’s amended and restated certificate of incorporation does not provide for cumulative voting.	SuperMedia’s amended and restated certificate of incorporation does not provide for cumulative voting.	Same as Dex One.

LIABILITY OF DIRECTORS

The DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Dex One’s amended and restated certificate of incorporation provides that no person who is or was a director of Dex One shall be personally liable to Dex One or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL.	SuperMedia’s amended and restated certificate of incorporation provides that to the fullest extent permitted by the DGCL, a director shall not be personally liable to SuperMedia or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that the liability of a director is not eliminated or limited (1) for any breach of the director’s duty of loyalty to SuperMedia or its	Same as Dex One.

Dex One	SuperMedia	Dex Media
stockholders, (2) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

The DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under the DGCL.

The Dex One amended and restated certificate of incorporation provides that Dex One shall indemnify and hold harmless any person to the fullest extent permitted by law for all liability and loss suffered and expenses actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person is a party to, threatened to be made a party to or otherwise involved because such person is or was a director or officer of Dex One. Dex One shall pay or reimburse any	The SuperMedia charter and by-laws provide that SuperMedia shall indemnify and hold harmless to the fullest extent permitted by the DGCL or other applicable law any person who is or was made a party, or is threatened to be made a party, or who is or was involved in any manner in any threatened, pending or competed investigation, claim, action, suit or proceeding by reason of the fact that such person is or was a director or officer of SuperMedia against all expenses, liabilities and losses actually and	Same as Dex One.

Dex One	SuperMedia	Dex Media

indemnified person for reasonable expenses in advance of the final disposition of any applicable proceeding, provided that if and to the extent the DGCL requires, such indemnified person shall undertake to repay all amounts so advanced if it is determined that such person is not entitled to be indemnified for such expenses.

Dex One may, to the extent authorized from time to time by the Dex One board of directors, grant rights to indemnification and rights to advancement of expenses to any employee or agent of Dex One to the fullest extent granted to Dex One officers and directors under the amended and restated certificate of incorporation.

reasonably incurred in connection with such proceeding. Expenses incurred by such person in defending such a proceeding shall be paid by SuperMedia in advance of the final disposition of such proceeding, provided that such indemnitee provides, if required by law, an undertaking to repay such amount if it is ultimately determined that such person was not entitled to be indemnified.

SuperMedia may, to the extent authorized by its board of directors, grant rights of indemnification, and rights to advancement of expenses actually and reasonably incurred in defending any applicable proceeding, to any employee or agent of SuperMedia to the fullest extent granted to SuperMedia officers under the charter and by-laws of SuperMedia.

AMENDMENT OF CERTIFICATE OF INCORPORATION

Under the DGCL, an amendment to a corporation’s certificate of incorporation must be made and effected as follows:

•   the board of directors must adopt a resolution setting forth the proposed amendment, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the proposed amendment be considered at the next annual meeting of the stockholders;

•   at the meeting, a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment; and

•   if a majority (or, if a greater percentage is provided for in the certificate of incorporation, such greater percentage) of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted shall be executed, acknowledged, and filed and shall become effective.

Dex One’s amended and restated certificate of incorporation provides that amendment, alteration or repeal of any of Article 3 (Purpose), Article 5 (Board of Directors), Article 7 (Shareholder Action Without a Meeting), Article 8 (Limitation of Director Liability), Article 9	SuperMedia’s amended and restated certificate of incorporation provides that SuperMedia’s certificate of incorporation may be amended, altered, changed or repealed from time to time in the manner prescribed by the laws of the State of Delaware. Any	Same as Dex One.

Dex One	SuperMedia	Dex Media
(Indemnification), Article 10 (Amendment), Article 12 (Application of DGCL Section 203) or Article 13 (Transfer Restrictions) of the amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. All other amendments to Dex One’s amended and restated certificate of incorporation shall require the affirmative vote of holders of at least a majority of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.	amendment or repeal of the indemnification provision in the certificate of incorporation may only be prospective and cannot adversely affect any right or protection existing under the certificate of incorporation at the time of the alleged occurrence of any action or omission to act giving rise to liability or indemnification.

AMENDMENT OF BY-LAWS

The Dex One by-laws provide that the Dex One by-laws may be amended, altered or repealed and new by-laws adopted by (1) the affirmative vote of the holders of at least 66 2/3% of the voting power of shares of stock issued and outstanding and entitled to vote generally in the election of directors (voting together as a single class) at a meeting of the stockholders provided notice of the proposed amendment, alteration or new by-laws shall be included in the notice of the meeting or (2) a majority of the board of directors at any meeting, including any by-law adopted by the stockholders, provided that the stockholders may from time to time specify particular provisions of the by-laws which shall not be amended by the board of directors. The by-laws set forth in Section 1.06 (the order of business and required notice at annual meetings and special meetings), Section 2.01 (the number and election of directors to the board	The SuperMedia amended and restated certificate of incorporation and by-laws provide that the SuperMedia by-laws may be altered, amended or repealed, or new by-laws may be approved at any meeting of the board of directors by resolutions adopted by a majority of the board of directors or at any meeting of the stockholders only by the affirmative vote of at least a majority of the total voting power of the then outstanding shares of capital stock of the corporation entitled to vote thereon, voting as a single class.	The Dex Media by-laws will provide that they may be amended, altered, changed or repealed or new By-laws adopted by a vote of a majority of the entire Dex Media board of directors at any meeting, including any by-law adopted by the stockholders, provided that the stockholders may from time to time specify particular provisions of the by-laws which shall not be amended by the board of directors. Notwithstanding the foregoing, Section 2 (the number and election of directors), Section 5 (notice of board meetings), Section 7 (Chairman, quorum, required vote and adjournment), Section 8 (board committees), and Section 9 (board committee rules) of Article III of the Dex Media by-laws may be amended, altered, changed, or repealed only by a vote of at least 75% of the entire Dex Media board of directors at any meeting.

Dex One	SuperMedia	Dex Media
of directors) and Section 7.07 (amendment of the by-laws) of the Dex One by-laws may not be amended or repealed in any respect, and no provision inconsistent therewith may be adopted by the stockholders or the board of directors, without the affirmative vote of the holders of at least 66 2/3% of the voting power of the shares of stock issued and outstanding and entitled to vote generally in the election of directors, voting together as a single class.

TRANSFER RESTRICTIONS ON COMMON STOCK

None.	None.	The merger agreement provides that, upon the consummation of the transaction, the Dex Media certificate of incorporation will include specific transfer restrictions on the Dex Media common stock to reduce the possibility of certain ownership changes occurring before or after the merger of Merger Sub with and into SuperMedia. These restrictions could impair the ability of certain stockholders to freely transfer shares of Dex Media common stock after the completion of the transaction.

LIMITATIONS REGARDING ISSUANCE OF CAPITAL STOCK

Dex One may not issue non-voting capital stock for as long as required by Section 1123(a)(6) of the Bankruptcy Code.	Same as Dex One.	If the transaction is consummated through Chapter 11 cases, Dex One will not be permitted to issue non-voting capital stock for as long as required by Section 1123(a)(6) of the Bankruptcy Code.

COMPARATIVE MARKET PRICES AND SHARE INFORMATION

Dex One common stock is listed on the NYSE and SuperMedia common stock is listed on NASDAQ. The following table sets forth the high and low sales prices of shares of Dex One common stock and SuperMedia common stock, as reported on the NYSE and NASDAQ. Neither Dex One nor SuperMedia paid any dividends within the last two fiscal years.

	Dex One Common Stock		SuperMedia Common Stock
	High	Low	High	Low
2010
First Quarter	$35.00	$25.71	$45.39	$33.06
Second Quarter	30.89	17.60	48.88	18.05
Third Quarter	19.72	8.35	22.50	8.87
Fourth Quarter	12.42	4.46	11.09	4.33
2011
First Quarter	9.42	3.87	12.63	5.40
Second Quarter	5.09	1.61	6.76	3.31
Third Quarter	2.96	0.54	4.25	1.49
Fourth Quarter	1.92	0.36	4.24	1.16
2012
First Quarter	2.48	1.13	3.47	2.20
Second Quarter	1.42	0.66	2.89	1.66
Third Quarter	2.06	0.92	4.52	2.09
Fourth Quarter (through December 5, 2012)	1.50	0.70	3.33	1.51

The following table shows the closing sale prices of Dex One common stock and SuperMedia common stock as reported on the NYSE and NASDAQ on August 20, 2012, the last trading day before we announced the transaction, and on February 6, 2013, the last practicable trading day before the distribution of this document. This table also shows the implied value of the transaction consideration proposed for each share of Dex One common stock and SuperMedia common stock, which we calculated by multiplying the closing price of Dex One common stock on those dates by 2.193 (five times 0.4386 (the exchange ratio for SuperMedia common stock), which reflects an implied exchange ratio into Dex One shares prior to the Dex One merger).

	Dex One Common Stock	SuperMedia Common Stock	Implied Value of One Share of Dex One Common Stock(1)	Implied Value of One Share of SuperMedia Common Stock(2)
At August 20, 2012	$1.24	$2.58	$1.24	$2.72
At February 6, 2013	1.77	3.91	1.77	3.88

(1)	As a result of the Dex One merger, for each share of Dex One common stock, each Dex One stockholder will receive one-fifth of a share of Dex Media common stock. Consequently, the implied value of a share of Dex Media common stock for any given day is calculated as five times the closing price of Dex One common stock on such day ($6.20 at August 20, 2012 and $8.85 at February 6, 2013, which reflects a 1-for-5 reverse stock split of Dex One common stock). While the implied value of a share of Dex Media is five times the implied value of a share of Dex One common stock, Dex One stockholders will receive one-fifth of a share of Dex Media common stock, so it is estimated that the mergers will have no economic effect on a holder of Dex One common stock.
(2)	Calculated by multiplying the implied value of Dex Media common stock ($6.20 at August 20, 2012 and $8.85 at February 6, 2013) by 0.4386 (the exchange ratio for SuperMedia common stock).

The market price of Dex One common stock and SuperMedia common stock will fluctuate prior to the special meetings and before the transaction is completed. You should obtain current market quotations for the shares.

ADDITIONAL INFORMATION ABOUT SUPERMEDIA

SuperMedia’s Business

Overview

SuperMedia Inc., formerly known as Idearc Inc. (“Idearc”), is one of the largest yellow pages directory publishers in the United States as measured by revenue. SuperMedia also offers digital advertising solutions. SuperMedia places its clients’ business information into its portfolio of local media solutions, which includes the Superpages directories, Superpages.com, its digital local search resource on both desktop and mobile devices, the Superpages.com network, a digital syndication network that places local business information across more than 250 websites, mobile sites and mobile applications, and its Superpages direct mailers. In addition, SuperMedia offers solutions for social media, digital content creation and management, reputation management and search engine optimization. SuperMedia became an independent public company in November 2006, when Verizon completed the spin-off of Idearc’s shares to Verizon’s stockholders.

Together with its predecessor companies, SuperMedia has more than 125 years of experience in the directory business. SuperMedia primarily operates in the markets in which Verizon or its formerly owned properties now owned by FairPoint and Frontier are the incumbent local exchange carriers. SuperMedia has a geographically diversified revenue base covering markets in 32 states for Superpages directories and Superpages direct mailers and in all 50 states for Superpages.com and its other digital solutions. In 2012, SuperMedia published more than 1,000 distinct directory titles and distributed about 74 million copies of these directories to businesses and residences in the United States.

SuperMedia is the official publisher of Verizon, FairPoint and Frontier print directories in the markets in which these companies are the incumbent local telephone exchange carriers. SuperMedia uses their brands on its print directories in these and other specified markets. SuperMedia has a number of agreements with them that govern the publishing relationship, including publishing agreements, branding agreements, and non-competition agreements, each of which has a term expiring in 2036.

On March 31, 2009, Idearc and its domestic subsidiaries filed voluntary petitions for reorganization under the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the “Idearc Bankruptcy Court”). On December 31, 2009, Idearc emerged from bankruptcy protection and entered into the SuperMedia credit facility with certain financial institutions and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, providing for the issuance of $2,750 million of senior secured term loans. On December 29, 2011, the Idearc Bankruptcy Court entered final decrees closing Idearc’s bankruptcy cases.

On January 4, 2010, Idearc changed its corporate name from Idearc Inc. to SuperMedia Inc. The name symbolizes SuperMedia’s focus on providing outstanding print and digital local solutions to its clients nationwide.

History

SuperMedia’s predecessor companies began publishing directories as part of the “Bell System” under AT&T. In 1936, GTE was founded and shortly thereafter began publishing directories. In 1984, the local exchange businesses (including the directory operations) of AT&T were reorganized into seven “regional bell operating companies,” which were spun-off as independent companies. Two of those companies, NYNEX and Bell Atlantic, combined their businesses when Bell Atlantic acquired NYNEX in 1997. The combined directory operations of NYNEX, Bell Atlantic and GTE began doing business as Verizon Directories Corp. after GTE became a wholly owned subsidiary of Bell Atlantic in 2000 and Bell Atlantic was renamed Verizon Communications Inc.

In 2006, Verizon decided to spin off its domestic directory business. In anticipation of the spin-off, Verizon transferred its domestic print and digital yellow pages directory publishing operations to Idearc. The spin-off was completed in November 2006 through a tax-free distribution by Verizon of all of its shares of its common stock to Verizon’s stockholders.

On March 31, 2009, Idearc filed voluntary Chapter 11 bankruptcy petitions seeking reorganization relief under the Bankruptcy Code to restructure its debt. On December 31, 2009, Idearc consummated the reorganization and emerged from bankruptcy with a restructured balance sheet. On January 4, 2010, Idearc changed its name to SuperMedia Inc.

Markets

In 2012, SuperMedia published more than 1,000 directories and distributed approximately 74 million directories to businesses and residences in the United States. In 2012, SuperMedia’s top ten directories, as measured by revenue, accounted for approximately 8% of its revenue and no single directory accounted for more than 2% of its revenue. SuperMedia’s directories are generally well established in their communities and cover contiguous geographic areas to create a strong local market presence and allow for selling efficiencies.

In connection with the spin-off from Verizon, SuperMedia entered into a number of agreements with Verizon to preserve the benefits of being the publisher of Verizon print directories. These agreements included a publishing agreement, a branding agreement, and a non-competition agreement, each of which has an initial term of 30 years, expiring in 2036. The publishing agreement will automatically renew for additional five-year terms unless SuperMedia or Verizon provides notice of early termination. Under the publishing agreement, Verizon named SuperMedia the official publisher of Verizon print directories of wireline listings for markets in which Verizon was the incumbent local exchange carrier. In the branding agreement, Verizon granted SuperMedia a limited right to use some Verizon trademarks and service marks in connection with publishing certain print directories and to identify SuperMedia as its official print directory publisher. Under the non-competition agreement, Verizon generally agreed not to publish tangible or digital (excluding Internet) media directories consisting principally of wireline listings and classified advertisements of subscribers in the applicable markets.

SuperMedia also has a number of agreements with FairPoint in connection with the transfer by Verizon to FairPoint of local telephone exchange assets in Maine, New Hampshire and Vermont. These agreements included a publishing agreement, a branding agreement, and a non-competition agreement, each of which has a term expiring in 2036.

In addition, SuperMedia has a number of agreements with Frontier in connection with the transfer by Verizon to Frontier of local telephone exchange assets in 14 states, including Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia, Wisconsin, and a small number of local telephone exchanges in California, including those bordering Arizona, Nevada and Oregon. These agreements included a publishing agreement, a branding agreement, and a non-competition agreement, each of which has a term expiring in 2036.

SuperMedia believes it has a competitive advantage by serving as the official publisher of print directories for these incumbent local exchange carriers. Incumbent publishers can generally deliver a better value proposition to advertisers because those publishers tend to have a higher frequency of consumer use in the market, largely due to their long-term presence in a particular market and user perceptions of accuracy, completeness and trustworthiness of their directories.

Advertising Media

Overview

SuperMedia’s promotional solutions include Superpages directories, Superpages.com, its digital local search resource on both desktop and mobile devices, the Superpages.com network, a digital syndication network that places local business information across more than 250 websites, and its Superpages direct mailers, as well as social media, digital content creation and management, reputation management and search engine optimization.

Print Directories

In 2012, SuperMedia published more than 1,000 distinct directory titles, consisting of directories that contain only yellow pages, directories that contain only white pages, directories that contain both white and yellow pages, smaller-sized companion directories, directories that include advertisements in both English and Spanish and directories in Spanish only. SuperMedia offers complementary enhancements that improve its clients’ reach and return on investment.

SuperMedia’s directories are designed to meet the advertising needs of local and national businesses and the information needs of consumers. SuperMedia believes the breadth of its directory options enables it to create customized advertising programs that are responsive to specific client needs and their promotional marketing budgets. SuperMedia believes its yellow and white page print directories are also efficient sources of information for consumers, featuring a comprehensive list of businesses in local markets.

Yellow Pages Directories. SuperMedia’s yellow pages directories provide a range of paid advertising options, as described below:

•	Listing Options. An advertiser may increase visibility by:

•	paying for listings in additional headings;

•	paying to have listings highlighted or printed in bold or superbold text; and

•	purchasing extra lines of text to include information, such as hours of operation, a website address or a more detailed business description.

•

In-Column Advertising Options. For greater prominence on a page, an advertiser may expand their basic alphabetical listing by purchasing advertising space in the column in which their listing appears. In-column advertisement options include bolding, special fonts, color and special features, such as logos. The cost of in-column advertising depends on the size and type of the advertisement purchased, and on the reach and scope of the directory.

•

Display Advertising Options. A display advertisement allows businesses to include a wide range of information, illustrations, photographs and logos. Display advertisements are usually placed at the front of a heading, ordered first by size and then by advertiser seniority. This ordering process provides a strong incentive for advertisers to increase the size of their advertisements and to renew their advertising purchases each year to ensure that their advertisements receive priority placement. Display advertisements range in size from a quarter column to as large as a two page spread. The cost of display advertisements depends on the size, type and value of the advertisement purchased, and on the reach and scope of the directory.

•

Specialty Advertising. In addition to the advertisement options described above, SuperMedia offers additional options that allow businesses to increase visibility or better target specific types of consumers. SuperMedia’s specialty advertising includes:

•	ads in the white pages section of the directories; and

•	gatefold sections, cover “tip-ons”, cover advertising and specialty tabs that provide businesses with extra space to include more information in their advertisements.

White Pages Directories. Most state public utility commissions require incumbent local exchange carriers to publish and distribute white pages directories of certain residences and businesses that order or receive local telephone service from the carriers. These regulations also require an incumbent carrier, in specified cases, to include information relating to the provision of telephone service provided by the incumbent carrier and other carriers in the service area, as well as information relating to local and state governmental agencies.

Under its publishing agreements with the local exchange carriers, SuperMedia provides a white pages listing free of charge to every residence and business with local wireline telephone service in the area, as well as a single line listing under the appropriate class heading in the yellow pages for business clients to the extent the incumbent local exchange carrier is required to produce such directories. The listing includes the name, address and phone number of the residence or business unless the wireline client requests not to be listed or published. SuperMedia is responsible for the costs of publishing, printing and distributing these directories, which are included in its operating expenses.

In consideration of the environmental impact telephone directories have on the waste stream, SuperMedia has enhanced its self-regulating, do-not-distribute (“DND”) efforts. SuperMedia also implemented an internal DND list in 2008. On-going efforts will continue to increase awareness of print options, ensure ease of use of such features, including opting out of printed directory distribution, and to promote printed directory substitutes, for example CD-ROM directories and on-line directory listing access.

Digital Solutions

SuperMedia operates Superpages.com, its digital local search resource on both desktop and mobile devices, and the Superpages.com network, a digital syndication network that places local business information across more than 250 websites, mobile sites and mobile applications. Through the Superpages.com network, SuperMedia distributes its clients’ business information to increase Internet traffic and extend its clients’ digital reach. SuperMedia continues to seek out mutually beneficial arrangements that give its clients more exposure and its network more traffic. In 2012, consumers conducted more than 152 billion searches using the Superpages.com network. In addition to operating Superpages.com and the Superpages.com network, SuperMedia recognizes the value of additional partnerships in the digital marketplace and will continue to evaluate relationships that would allow it to enhance its offerings to its clients.

SuperMedia provides businesses with a basic listing on Superpages.com at no charge. SuperMedia also offers digital advertising solutions for businesses comprised of the following:

•

Listings. Listings focus on collecting content, and distribution of that content to the Superpages.com platforms, the Superpages.com search network, and other major local search sites to enhance the appearance and completeness of SuperMedia’s clients’ presence online. These solutions may also include listing enhancements such as larger sizes, logos and icons.

•

Content. SuperMedia believes that content is critical to its clients, and it offers solutions that build content online for its clients. This includes both standard websites and websites optimized for mobile usage. Complementary to its website solutions, SuperMedia offers video solutions consisting of custom video creation and distribution for its clients.

•

Social Media. Social media usage is growing and SuperMedia believes this is an important digital media for its clients to represent themselves. SuperMedia offers social media solutions to its clients, assisting in the creation and management of their social reputation and presence.

•

Performance. SuperMedia also offers performance-based solutions for its clients, consisting of pay per click and pay per call solutions. These solutions allow clients to set a designated performance-based budget and bid based on the expected value of that advertising to their business.

Direct Mailers

SuperMedia’s Superpages direct mail packages allow advertisers to target the consumers or businesses most likely to respond to an offer and customize a message from one mailing to the next. SuperMedia’s direct mail program includes professional full color ad design, robust demographic targeting, printing and postage. Targeted lists allow advertisers to pinpoint the audience they want to reach. List criteria can include geography, age, income, home value or consumers who have just moved into a neighborhood. Direct mail advertising campaigns can be tracked through redemption of coupons, website traffic or phone calls. SuperMedia’s clients have an option of individual postcards or shared card packs.

Sales and Marketing

SuperMedia’s direct sales and marketing approach for its media solutions requires maintaining existing clients and developing new client relationships. Existing clients comprise its core advertiser base and a large number of these clients have advertised with SuperMedia for many years. Annually, SuperMedia has retained approximately 80% of its local clients. SuperMedia bases its local print clients’ renewal rate on the number of unique local print clients that have renewed advertising. SuperMedia does not include clients that did not renew because they are no longer in business. Unique local print clients are counted once regardless of the number of advertisements they purchase or the number of directories in which they advertise. SuperMedia’s renewal rate would not be affected if any of these clients were to renew some, but not all, of their advertising. SuperMedia’s renewal rate reflects the importance of its directories to its local clients, for whom directory advertising is, in many cases, their primary form of advertising. Larger national companies also use advertising in SuperMedia’s directories as an integral part of their national and regional advertising strategies.

Local Sales Force

SuperMedia believes the experience of its sales force has enabled it to develop long-term relationships with its clients, which, in turn, promotes a high rate of client renewal. Each advertising sale, whether made in person, by telephone or through direct mail, is a transaction designed to meet the individual needs of a specific business. As SuperMedia’s offerings have become more complex and as competition has presented advertisers with more choices, the sales process has also become more complex. A media consultant now spends more time preparing and perfecting a sales proposal and preparing for a sales call. In addition, the average time a media consultant spends with a client has increased.

As of December 31, 2012, SuperMedia employed approximately 1,300 media consultants in its local sales force throughout the United States. SuperMedia believes the local presence and local market knowledge of its sales force is a competitive advantage that enables it to develop and maintain long-standing relationships with its clients.

SuperMedia’s local sales force is divided into two principal groups:

•

Premise Media Consultants. SuperMedia’s premise media consultants generally focus on clients with whom they typically interact on a face-to-face basis at the client’s place of business. Within this group, SuperMedia has specialized media consultants for major accounts.

•	Telephone Media Consultants. SuperMedia’s telephone media consultants generally focus on smaller clients with whom they interact over the telephone.

SuperMedia assigns its local clients between these two groups based on a careful assessment of expected advertising expenditures and propensity to purchase the various media solutions that SuperMedia offers. Each media consultant has a specified client assignment consisting of both new business leads and renewing advertisers. SuperMedia believes this practice deploys and focuses its sales force in an effective manner.

SuperMedia believes formal training is important to maintain a highly productive sales force. New media consultants receive approximately eight weeks of training in their first year, including classroom training on sales techniques, SuperMedia’s local media solutions, client care and ethics. Following classroom training, they are accompanied on sales calls by experienced sales personnel for further training. They then receive field coaching and mentoring.

SuperMedia’s media consultants are compensated in the form of base salary and incentive compensation. SuperMedia’s performance-based incentive compensation programs reward media consultants who retain a high percentage of their existing accounts, increase current client advertising spending and add new clients.

National Sales Force

In addition to its local sales force, SuperMedia has a separate external sales channel that serves its national clients. These clients are typically national or large regional chains, including rental car companies, insurance companies and pizza delivery companies. These clients typically purchase advertisements for placement in multiple geographical regions. In order to sell to national companies, SuperMedia uses third-party certified marketing representatives (“CMRs”) who design and create advertisements for national companies and place those advertisements within its local media. Some CMRs are departments or subsidiaries of general advertising agencies, while others are specialized agencies that focus solely on directory advertising. The national advertiser pays the CMR, which pays SuperMedia after deducting their commission. SuperMedia accepts orders from approximately 130 CMRs.

Clients

SuperMedia generates revenue from the sale of advertising to its large base of clients. As of December 31, 2012, SuperMedia had approximately 333,000 local clients.

SuperMedia does not depend to any significant extent on the sale of advertising to a particular industry or to a particular client. In 2012, no single local client accounted for more than 0.2% of SuperMedia’s revenue, with its top ten local clients representing less than 1% of its revenue. SuperMedia believes the breadth of its client base reduces its exposure to adverse economic conditions that may affect particular geographic regions or specific industries and provides additional stability to its operating results.

Like most directory publishers, SuperMedia gives priority placement within a directory classification to long-time clients. As a result, businesses have an incentive to renew their directory advertising purchases each year, to avoid losing their placement within the directory.

Publishing, Production and Distribution

SuperMedia generally publishes its directories on a 12-month cycle. The publishing cycles for SuperMedia’s directories are staggered throughout the year, allowing it to more efficiently use its infrastructure and sales capabilities, as well as the resources of its third-party vendors. The major steps of the publication and distribution process of SuperMedia’s directories are:

•	Creation of Advertisements. Upon entering into an agreement with a client, SuperMedia creates an advertisement in collaboration with the advertiser.

•

Pre-Press Activities. Sales typically are completed 60 to 90 days prior to publication, after which time SuperMedia does not accept additional advertisements. Once a directory has closed, SuperMedia and its outsource partners begin pre-press activities. Pre-press activities include finalizing artwork, proofing and paginating the directories. When the composition of the directory is finalized, SuperMedia transmits the directory files to a third-party printer.

•

Printing. SuperMedia outsources the printing of its directories using paper it purchases from several different suppliers. Paper agreements are negotiated each year based on prevailing market rates, market demand, production capacity and the total available tonnage for each paper supplier.

•	Transportation. SuperMedia transports directories from printing locations to its distributors by truck and rail on a publication-by-publication basis using numerous different carriers.

•

Distribution. SuperMedia delivers its directories to residences and businesses in the geographical areas for which it produces directories. SuperMedia uses several vendors to distribute its directories.

Depending on the circulation and size of the directory, distribution typically ranges from three to eight weeks. SuperMedia utilizes GPS technology to help ensure and track the accuracy of the delivery of its directories.

Digital Fulfillment

The major steps of the digital fulfillment process are:

•

Client Content Collection. Once one of its clients has contracted for a digital solution, SuperMedia focuses on getting all possible relevant information from the client in order to fulfill the advertising solution.

•

Fulfillment. The content collected is then used to generate the advertising solution that could include websites, mobile websites, search engine marketing campaigns, social media, or completing the profile for the client for their listing placement.

•	Distribution. The advertising solution is then launched to the channels relevant to the package purchased by the client.

•

Reporting. After the advertising solution is fulfilled and distributed, SuperMedia provides monthly reporting to certain clients, helping them understand the activity and value of the advertising solutions.

Billing and Credit

SuperMedia generally bills most of its clients over the life of their advertising. Fees for national advertisers are typically billed upon issuance of each directory in which advertising is placed by CMRs after deducting their commissions. Because SuperMedia does not usually enter into contracts directly with its national advertisers, SuperMedia is subject to the credit risk of CMRs on sales to those advertisers to the extent SuperMedia does not receive fees in advance.

SuperMedia manages the collection of its accounts receivable by conducting initial credit checks of certain new clients and, in some instances, requiring personal guarantees from business owners. When applicable, based on its credit policy, SuperMedia uses both internal and external data to decide whether to extend credit to a prospective client. In some cases, SuperMedia may also require the client to prepay part or the entire amount of their order. Beyond efforts to assess credit risk, SuperMedia employs automated collection strategies using integrated internal and external systems to engage with clients concerning their payment obligations.

Competition

The advertising industry is highly competitive. SuperMedia competes with many different local media sources, including newspapers, radio, television, the Internet, billboards, direct mail, telemarketing and other yellow pages directory publishers. There are a number of independent directory publishers, such as Yellowbook (the United States business of Yell Group), with which SuperMedia competes in the majority of its major markets. To a lesser extent, SuperMedia competes with other directory publishers, including AT&T, Dex One and Local Insight Media. SuperMedia competes with these publishers on cost per reference, quality, features, usage and distribution.

As the official publisher of print directories in the markets in which SuperMedia uses the brand of the incumbent local exchange carrier, SuperMedia believes it has an advantage over its independent competitors due to the strong awareness of the local exchange carrier brands, higher usage of its directories by consumers and its long-term relationships with its clients. Under the non-competition agreements, the local exchange carriers generally agreed that they will not publish tangible or digital (excluding Internet) media directory products consisting principally of listings and classified advertisements of subscribers in the markets in which they are the incumbent local exchange carrier through 2036, as long as SuperMedia meets its obligations under the publishing agreement in those markets.

SuperMedia has competed with other directory publishers for decades and in some markets has had many different print yellow pages competitors in a market at one time. SuperMedia faces competition from directory publishers in almost all of its markets. Historically, much of this competition was from small publishers that had minimal impact on its performance. However, over the past decade, Yellowbook and several other regional competitors have become far more aggressive and have expanded their businesses. SuperMedia’s largest competitor is Yellowbook, which competes in most of its incumbent markets nationwide.

SuperMedia also competes for advertising sales with other media. The Internet has become increasingly accessible as an advertising medium for businesses of all sizes. SuperMedia competes with search engines and portals, such as Google, Yahoo!, Bing and AT&T, among others, some of which have entered into commercial agreements with SuperMedia and other major directory publishers. Internet search engines and service providers including, but not limited to, Google, Yahoo!, Bing, Facebook and Twitter, also have significantly greater technological and financial resources than SuperMedia does, and their accumulated customer information allows them to offer targeted advertising on a scale greater than SuperMedia’s. Further, the use of the Internet, including as a means to transact commerce through wireless devices, has resulted in new technologies and services that compete with its traditional media and services. Through Superpages.com, and the Superpages.com network, SuperMedia competes with the Internet yellow pages directories of other publishers, such as Yellowpages.com, as well as other Internet sites that provide classified directory information, such as Citysearch.com.

Patents, Trademarks and Licenses

SuperMedia owns or has rights to various copyrights, patents, patent applications, trademarks, service marks and Internet domain names in the United States and other countries, including, but not limited to, SuperMedia®, Superpages®, SuperWhitePages®, Verizon® Yellow Pages, Verizon® White Pages, FairPoint® Yellow Pages, frontier® Yellow Pages, Superpages.com®, LocalSearch.comSM, Everycarlisted.comSM, SuperpagesMobile®, SuperGuaranteeSM, the SuperGuarantee shield, SuperGuarantee Autos®, SuperpagesDirect®, and InceptorSM.

Employees

As of December 31, 2012, SuperMedia had approximately 3,200 employees, of which approximately 950 or 30% were represented by unions. During 2012, SuperMedia negotiated new labor agreements to replace expired (and expiring) labor agreements covering union-represented employees in New York, Pennsylvania, New Jersey, Maryland and Virginia. The six New York collective bargaining agreements were combined into one; the four Pennsylvania agreements were combined into one; the three New Jersey agreements were combined into one; and the four Maryland and Virginia agreements were combined into one. All four new labor agreements were ratified by the membership and implemented according to their terms. During 2012, all other collective bargaining agreements (three heritage New England collective bargaining agreements) were in full force and effect.

SuperMedia recorded severance expense for the years ended December 31, 2012, 2011 and 2010, of $2 million, $13 million and $11 million, respectively. The 2010 amount includes severance costs associated with SuperMedia’s restructuring activities. For the years ended December 31, 2012, 2011 and 2010, severance payments to severed employees, including those terminated associated with restructuring activities, were $3 million, $19 million and $8 million, respectively.

Website Information

SuperMedia’s corporate website is located at www.supermedia.com. SuperMedia makes its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act available free of charge through its website as soon as reasonably practicable after SuperMedia electronically files the reports with, or furnish them to, the SEC. SuperMedia’s website also provides access to reports filed by its directors, executive officers and certain significant stockholders pursuant to Section 16 of the Exchange Act. In addition, SuperMedia’s Corporate Governance Guidelines, Code of Conduct, applicable to all of its directors, officers and employees, including the chief executive officer, chief financial officer and chief accounting officer, and charters for the standing committees of its Board of Directors are available on its website. SuperMedia will promptly post any amendments to, or waivers from, its Code of Conduct on its website. All of these documents may also be obtained free of charge upon written request to: SuperMedia Inc., P.O. Box 619810, 2200 West Airfield Drive, D/FW Airport, Texas 75261, Attention: Investor Relations. The information on SuperMedia’s website, or available by hyperlink from the website, is not incorporated by reference into this document. In addition, the SEC maintains a website, www.sec.gov, that contains reports, proxy and information statements and other information that SuperMedia files electronically with the SEC.

Executive Officers of SuperMedia

The table below sets forth information about SuperMedia’s executive officers as of January 25, 2013:

Name	Position
Peter J. McDonald	President and Chief Executive Officer

Frank P. Gatto	Executive Vice President—Operations

Del Humenik	Executive Vice President—Sales

Samuel D. Jones	Executive Vice President—Chief Financial Officer and Treasurer

Debra M. Ryan	Executive Vice President—Human Resources and Employee Administration

Matthew J. Stover	Executive Vice President—Chief Marketing Officer

Cody Wilbanks	Executive Vice President—General Counsel and Secretary

Peter J. McDonald, age 62, has been SuperMedia’s president and chief executive officer and has served as a director of SuperMedia since December 2010. For more information on Mr. McDonald, please see the section entitled “Directors of SuperMedia” below.

Frank P. Gatto, age 58, has been Executive Vice President—Operations since June 2008 with responsibility for SuperMedia’s operations functions, including billing and collections; customer care; information technology for print products; Headquarter marketing and strategic planning; sales operations; production and publishing; printing; and directory distribution. He served as acting Chief Executive Officer from February 2008 through June 2008. Prior to his current position, he served as President of the Northeast region of the United States from 2005 to 2008. Mr. Gatto also served as Senior Vice President—Operations Support from 2001 to 2005 for Verizon Information Services. Before joining SuperMedia, he served as Vice President—Finance and Chief Financial Officer of the Puerto Rico Telephone Company from 1999 to 2001. Mr. Gatto began his company career in 1978 and advanced through several positions including Assistant Vice President—Investment and Strategic Planning for GTE Service Corp., Vice President—Finance and Planning for GTE Airfone and Director—Budgets and Plans for GTE Wireless.

Del Humenik, age 51, has been Executive Vice President Sales—East since November 2010 with responsibility for ensuring that SuperMedia provides local businesses in the eastern United States with effective Yellow Pages, local search, and direct mail advertising tailored to their specific needs. He previously served as Senior Vice President—Sales & Marketing for Paychex Inc. from 2009 to 2010. Prior to his role at Paychex Inc., Mr. Humenik served as Senior Vice President and General Manager for R.H. Donnelley Corporation from 2004 to 2008. Prior to 2004, he was employed by SuperMedia’s predecessor companies for nearly 20 years, holding various sales management and executive positions.

Samuel D. Jones, age 49, has been Executive Vice President—Chief Financial Officer and Treasurer since September 2008. Mr. Jones is responsible for SuperMedia’s financial operations and is also the primary liaison with the investment community, responsible for investor relations programs; strategic communications with shareholders, both institutional and individual; and leading the mergers and acquisitions team in financially beneficial transactions. Prior to his current position, he served as acting Chief Financial Officer and Treasurer from November 2007 to September 2008. Mr. Jones also served as Executive Director—Financial Reporting and Analysis and Mergers and Acquisitions for Verizon Information Services (VIS) from 2002 to 2006. Prior to holding that position, Mr. Jones served as Executive Director—Sales Support for VIS’ international operations from 2000 to 2002. Mr. Jones began his career as Manager—Cost Accounting for GTE Southwest. He advanced through positions of increasing responsibility including, Manager—Regulatory Accounting for GTE Central and Director—General Accounting and Financial Reporting for GTE Directories.

Deb Ryan, age 61 has been Executive Vice President—Human Resources and Employee Administration since April 2012 with responsibility for SuperMedia’s human resources and employee administration activities. She previously served as VP—Franchise Development for Dex One Corporation from January 2009 to March 2011. Prior to that Ms. Ryan served for R.H. Donnelley as VP—Human Resources—Sales and Operations from June, 2006 to January 2009 and VP—Human Resources from Sept. 2002 to June 2006, responsible for R.H. Donnelley’s human resources function. Prior to that Ms. Ryan held various human resources management positions at R.H. Donnelley.

Matthew J. Stover, age 57, has been Executive Vice President—Chief Marketing Officer since March 2010 with the responsibility for driving SuperMedia’s growth strategy and marketing functions across print, online, mobile and social media, as well as overseeing business development and partnership relationships. Before joining SuperMedia, Mr. Stover was Chief Executive Officer of Local Matters, Inc. which provides online search and advertising products and solutions for leading directory publishers and real estate portals in 16 countries. From 2005 to 2008, he was Chairman and Chief Executive Officer of upOne Publishing, LP, a closely held company providing print and online yellow pages directories in the United States and Canada, prior to which he was a director and executive at several public and private companies. Mr. Stover served from 1994 through 1999 as group president of Bell Atlantic Directory Group and president and CEO of its predecessor companies. He is a past director and chairman of the board of the Yellow Pages Association.

Cody Wilbanks, age 59, has been SuperMedia’s Corporate Secretary since August 2008 and Executive Vice President—General Counsel since September 2008. In addition, he served as acting Executive Vice President—General Counsel from April 2008 through August 2008. Mr. Wilbanks has responsibility for SuperMedia’s legal, public policy, government relations, compliance and security functions. He also served as Vice President, Associate General Counsel—Commercial Transactions from 2006 to 2008. From 1987 through 2006, Mr. Wilbanks was employed by Verizon Communications Inc. and its predecessor GTE Incorporated, in the legal departments of various business units, including GTE Southwest Inc., GTE Telephone Operations World Headquarters, GTE Airfone Inc., and GTE Communications Corp. He successfully served in a number of increasingly responsible positions across a broad range of legal disciplines, including Vice President—General Counsel of Airfone.

Directors of SuperMedia

Edward J. Bayone, age 58, has served as a director of SuperMedia since December 31, 2009. He also serves as a member of the audit committee and the chairman of the nominating and corporate governance committee. Mr. Bayone has taught full time at Brandeis University’s International Business School since 2003 and is the Earle W. Kazis Professor of the Practice of Finance and International Real Estate. He previously served as an advisor to Churchill Financial, LLC, a commercial finance and asset management company founded by Bear Stearns Merchant Banking (now known as Irving Place Capital) from July 2009 to June 2010 and served as a board member from 2006 to 2009. Mr. Bayone was formerly a financial consultant to various corporate clients from 2003 to 2006. Prior to this, he held numerous positions at FleetBoston Financial Group, and its predecessors, from 1979 to 2002, including Executive Vice President and Chief Credit Officer.

Mr. Bayone has a M.I.A. in Banking and Finance from Columbia University, a M.A. in History from the University of Rochester, and a B.A. in History from Queens College. He also serves on the Budget and Administration Committee of the Combined Jewish Philanthropies of Greater Boston.

Mr. Bayone possesses a strong financial management background, as evidenced by the various financial management, teaching and consulting positions held during his career. Mr. Bayone’s experience and training in financial credit management provide a solid background for him to advise and consult with the board on financial and audit-related matters as a member of the audit committee.

Robert C. Blattberg, age 70, has served as a director of SuperMedia since December 31, 2009. He also serves on the nominating and corporate governance committee and the compensation committee. He is currently the Timothy W. McGuire Distinguished Service Professor of Marketing and the director of the Center for Marketing Technology and Information at Carnegie Mellon University’s Tepper School of Business. From 1991 to 2008, Mr. Blattberg was a professor and director of the Center for Retail Management at Northwestern University’s Kellogg Graduate School of Management. Prior to this, he was a professor and director of the Center for Marketing Information Technology at the University of Chicago Graduate School of Business. Mr. Blattberg has a Ph.D. and an M.S. in Industrial Administration from Carnegie-Mellon University and a B.A. in Mathematics from Northwestern University. He has received numerous research grants from various organizations and has also been honored with a number of awards, including Best Paper in 2005 from the Journal of Interactive Marketing, Educator of the Year in 2004 from the Sales and Marketing Executives organization, and the Robert B. Clarke Award as the Direct Marketing Association Educator of the Year in 1990. Mr. Blattberg has also authored and published a wide array of books, industry reports and articles focused on various topics in marketing and economics.

Mr. Blattberg’s extensive marketing and retail management experience provides the board with a valuable perspective on the yellow pages and advertising industries. Mr. Blattberg also brings to SuperMedia experience from having recently served on other public company boards of directors, which allows SuperMedia to benefit from his insight into current trends in public company governance.

Charles B. Carden, age 68, has served as a director of SuperMedia since December 31, 2009. He also serves as chairman of the audit committee. Mr. Carden previously served as a director and member of the audit and compensation committees for Goldleaf Financial Solutions, a publicly-held financial software and services company, which was acquired by Jack Henry and Associates in October 2009, and as a director and member of the compensation committee for Netzee Inc., a publicly-held provider of internet banking and bill payment services that was acquired by Certegy, Inc. in 2002. He also previously served on the board of directors of Ivox Corp., a privately held software company that provides driver-based risk management information to fleets and insurance companies. He also served on the advisory board of Dialog Medical, a privately held software company. From 1999 to 2007, Mr. Carden held the positions of senior vice president and chief financial officer for John H. Harland Company, a provider of products and services to the financial institution and education markets. Prior to this, he was the executive vice president and chief financial officer for Mariner Post-Acute Network and the senior vice president, finance and administration and chief financial officer for Leaseway Transportation Corp. In addition, Mr. Carden serves on the Board of Trustees of Westminster College of Fulton, Missouri. Previously, he has served as a director of Fairmont Theatre for the Deaf and the Bellflower Center for the Prevention of Child Abuse. Mr. Carden has an M.B.A. from Harvard University and a B.A. in Mathematics from Westminster College. He served as a lieutenant in the U.S. Army in Vietnam.

Mr. Carden’s significant experience in senior financial positions at various companies provides a solid background for him to advise and consult the board on financial and audit-related matters as chairman of the audit committee and to serve as the audit committee’s designated financial expert. Additionally, his previous service on public company boards provides valuable insight into working with directors generally and the appropriate exercise of diligence and oversight.

Thomas D. Gardner, age 55, has served as a director of SuperMedia since December 31, 2009. He also serves on the audit committee and as the chairman of the compensation committee. He is a trustee for Guideposts, and previously served as a trustee for Northern Westchester Hospital and Reader’s Digest Foundation. He served as executive vice president of Reader’s Digest Association, Inc. from 2006 to 2007, and was president of Reader’s Digest International from 2003 to 2007. Prior to holding those positions, he held numerous other positions with Reader’s Digest Association, Inc. from 1992 to 2007, including president, North American Books and Home Entertainment; president, global marketing; senior vice president, corporate strategy and U.S. new business development; vice president, marketing, Reader’s Digest USA; and director, corporate planning. From 1989 to 1992, Mr. Gardner was a management consultant for McKinsey & Co. Other experience includes time with General Foods Corporation in product management, desserts division, and with Yankelovich, Skelly and White, Inc., industrial and corporate communications division, in project management. Mr. Gardner has an M.B.A. from Stanford University and a B.A. in Political Science from Williams College.

Mr. Gardner’s experience in the publishing industries, including his several senior positions at Reader’s Digest, gives him an understanding of the opportunities and challenges associated with our business. In addition, Mr. Gardner brings an understanding of financial issues to the board and the audit committee.

Peter J. McDonald, age 62, has been SuperMedia’s president and chief executive officer and has served as a director of SuperMedia since December 2010. From October 4, 2010 until December 9, 2010, Mr. McDonald served as SuperMedia’s interim chief executive officer. Prior to joining SuperMedia, Mr. McDonald held various positions at R.H. Donnelley Corporation (now known as Dex One Corporation), including as president and chief operating officer from 2004 through 2008. From 2002 to 2008, Mr. McDonald served as senior vice president and president of Donnelley Media. Mr. McDonald served as a director of R.H. Donnelley between 2001 and 2002. Previously, Mr. McDonald served as president and chief executive officer of SBC Directory Operations, a publisher of yellow pages directories, from 1999 to 2000. He was president and chief executive officer of Ameritech Publishing’s yellow pages business from 1994 to 1999, when Ameritech was acquired by SBC. Prior to that, Mr. McDonald was president and chief executive officer of DonTech and served in a variety of sales positions at R.H. Donnelley, after beginning his career at National Telephone Directory Corporation. He is also a past vice chairman of the Yellow Pages Association.

Mr. McDonald’s over 35 years of experience in the yellow pages directory advertising and publication industry gives him unique knowledge of the opportunities and challenges associated with our business. Mr. McDonald’s familiarity with our business and industry and the various market participants provides invaluable insight and advice to our board.

Thomas S. Rogers, age 58, has served as a director of SuperMedia since 2006. He also serves as a member of the compensation committee and the nominating and corporate governance committee. Mr. Rogers currently serves as president and chief executive officer of TiVo Inc., a provider of television-based interactive and entertainment services, a position he has held since July 2005. He also currently serves on the board of directors of TiVo Inc. Mr. Rogers previously served as chairman of the board of Teleglobe International Holdings, Ltd., a provider of international voice, data, internet and mobile roaming services, from November 2004 to February 2006. He also has served as chairman of TRget Media LLC, a media industry investment and operations advisory firm, since July 2003. Mr. Rogers served as the senior operating executive for media and entertainment for Cerberus Capital Management, a large private equity firm, from 2004 to July 2005. Prior to holding that position, he served as chairman and chief executive officer of Primedia, Inc., a print, video and online media company, from October 1999 to April 2003. From January 1987 until October 1999, Mr. Rogers held positions with National Broadcast Company, Inc., including president of NBC Cable and executive vice president.

As a long-term member of the board, Mr. Rogers has a familiarity with SuperMedia that makes him uniquely qualified to serve as a director of SuperMedia. As president and chief executive officer of a public company, Mr. Rogers has significant exposure to, and we benefit from his experiences related to, the opportunities and challenges associated with our business. Additionally, his service on other public company boards allows SuperMedia to leverage his experiences with, among other things, appropriate oversight and corporate governance matters.

John Slater, age 39, has served as a director of SuperMedia since January 21, 2010. He currently serves as a senior vice president at Paulson & Co. Inc. where he focuses on investments in the media, telecom and technology sectors. Mr. Slater joined Paulson in January 2009. Previously, he was a vice president at Lehman Brothers and Barclays Capital where he worked from 2004 to 2008 in the global trading strategies group focusing on investments in the media and other sectors. Prior to Lehman, he was senior director, finance and strategy at NextSet Software Inc., a financial trading systems software vendor. He started his career as an associate consultant at Burlington Consultants, a strategy consultancy based in London. He holds an M.B.A. from INSEAD, an M.A. and B.A. from the University of Cambridge and he is a CFA Charterholder.

Mr. Slater brings leadership, financial experience and a background in the media, telecom and technology industries to the board. Mr. Slater’s exposure to companies in the media, telecom and technology industries provides valuable insight to the board regarding industry trends that affect our company.

Douglas D. Wheat, age 62, has served as chairman of the board since July 2010. From October 2010 to December 2010 he served as executive chairman. He currently serves as chairman of AMN Healthcare Services, Inc., one of the leading temporary healthcare staffing companies in the world. Mr. Wheat previously served as a director of Playtex Products, Inc. from 1995 to 2007 (including serving as its chairman from 2004 to 2006). Mr. Wheat has served as a member of the boards of directors of Dr. Pepper/Seven-Up Companies, Inc., Thermadyne Industries, Inc., Sybron International Corporation, Smarte Carte Corporation, Nebraska Book Corporation, and ALC Communications Corporation. Since 2008, he has served as managing Partner of Southlake Equity Group (formerly Challenger Equity Group), a private investment firm. Prior to Southlake Equity Group, he served as president of Haas Wheat & Partners, a private investment firm specializing in strategic equity investments and leveraged buyouts of middle market companies from 1992 to 2006. Mr. Wheat also held various leadership and senior management positions at Grauer & Wheat and Donaldson Lufkin & Jenrette Securities Corporation earlier in his career.

Mr. Wheat’s extensive experience serving on public company boards, including as chairman, and his expertise in a variety of financial matters make him uniquely qualified to lead and advise our board as chairman. Additionally, Mr. Wheat’s experiences have provided him with critical knowledge with respect to, among other things, appropriate oversight and related actions utilized in the board environment, including concerning corporate governance matters.

SuperMedia’s Properties

SuperMedia’s property mainly consists of land and buildings. SuperMedia’s corporate headquarters is located in D/FW Airport, Texas, and is leased from Verizon. SuperMedia leases a majority of its facilities. SuperMedia believes that its existing facilities are in good working condition and are suitable for their intended purposes.

The following is a list of SuperMedia’s facilities with at least 100,000 square feet. These facilities are administrative facilities, except for the Martinsburg, West Virginia facility, which is a warehouse/distribution center:

Location	Square Feet
Owned
Martinsburg, WV	191,068
Los Alamitos, CA	149,326
St. Petersburg, FL	100,000

Leased
D/FW Airport, TX	418,824
Irving, TX	152,121

SuperMedia’s Legal Proceedings

SuperMedia is subject to various lawsuits and other claims in the normal course of business. In addition, from time to time, SuperMedia receives communications from government or regulatory agencies concerning investigations or allegations of noncompliance with laws or regulations in jurisdictions in which SuperMedia operates.

SuperMedia establishes reserves for the estimated losses on specific contingent liabilities, for regulatory and legal actions where SuperMedia deems a loss to be probable and the amount of the loss can be reasonably estimated. In other instances, SuperMedia is not able to make a reasonable estimate of liability because of the uncertainties related to the outcome or the amount or range of potential loss. SuperMedia does not expect that the ultimate resolution of pending regulatory and legal matters in future periods, including the matters described below will have a material adverse effect on its statement of comprehensive income (loss).

On April 30, 2009, May 21, 2009, and June 5, 2009, three separate putative class action securities lawsuits were filed in the U.S. District Court for the Northern District of Texas, Dallas Division, against certain of SuperMedia’s current and former officers (but not against SuperMedia or its subsidiaries). The suits were filed by Jan Buettgen, John Heffner, and Alan Goldberg as three separate named plaintiffs on behalf of purchasers of SuperMedia’s common stock between August 10, 2007 and March 31, 2009, inclusive. On May 22, 2009, a putative class action securities lawsuit was filed in the U.S. District Court for the Eastern District of Arkansas against two of SuperMedia’s current officers (but not against SuperMedia or its subsidiaries). The suit was filed by Wade L. Jones on behalf of purchasers of SuperMedia’s bonds between March 27, 2008 and March 30, 2009, inclusive. On August 18, 2009, the Wade Jones case from Arkansas federal district court was transferred to be consolidated with the cases filed in Texas. The complaints are virtually identical and generally allege that the defendants violated federal securities laws by issuing false and misleading statements regarding SuperMedia’s financial performance and condition. Specifically, the complaints allege violations by the defendants of Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and Section 20 of the Exchange Act. The plaintiffs are seeking unspecified compensatory damages and reimbursement for litigation expenses. Since the filing of the complaints, all four cases have been consolidated into one court in the Northern District of Texas and a lead plaintiff and lead plaintiffs’ attorney have been selected (the “Buettgen” case). On April 12, 2010, SuperMedia filed a motion to dismiss the entire Buettgen complaint. On August 11, 2010, in a one line order without an opinion, the court denied SuperMedia’s motion to dismiss. On May 19, 2011, the court granted the plaintiffs’ motion certifying a class. Subsequently, the Fifth Circuit Court of Appeals denied SuperMedia’s petition for an interlocutory appeal of the class certification order. Discovery has commenced. On September 24, 2012, SuperMedia defendants filed a motion for summary judgment seeking a complete dismissal. SuperMedia awaits the order of the court. SuperMedia plans to honor its indemnification obligations and vigorously defend the lawsuit on the defendants’ behalf.

On April 20, 2009, a lawsuit was filed in the district court of Tarrant County, Texas, against certain of SuperMedia’s officers and directors (but not against SuperMedia or its subsidiaries) on behalf of Jack B. Corwin as Trustee of The Jack B. Corwin Revocable Trust, and Charitable Remainder Stewardship Company of Nevada, and as Trustee of the Jack B. Corwin 2006 Charitable Remainder Unitrust (the “Corwin” case). The Corwin case generally alleges that at various times in 2008 and 2009, the named SuperMedia officers and directors made false and misleading representations, or failed to state material facts, which made their statements misleading regarding SuperMedia’s financial performance and condition. The suit brings fraud and negligent misrepresentation claims and alleges violations of the Texas Securities Act and Section 27 of the Texas Business Commerce Code. The plaintiffs seek unspecified compensatory damages, exemplary damages, and reimbursement for litigation expenses. On June 3, 2009, the plaintiffs filed an amended complaint with the same allegations adding two additional SuperMedia directors as party defendants. On June 10, 2010, the court in the Buettgen case granted SuperMedia’s motion staying discovery in the Corwin case pursuant to the provisions of the Private Securities Litigation Reform Act. After the adverse decision in the Buettgen case, the parties agreed to a scheduling order consistent with the prior Buettgen stay order. Several of the SuperMedia defendants have filed motions for summary judgment claiming that there is no evidence of any wrongdoing elicited during the discovery phase. The case has been temporarily stayed due to the unforeseen illness of the plaintiffs’ counsel. SuperMedia plans to honor its indemnification obligations and vigorously defend the lawsuit on the defendants’ behalf.

On November 25, 2009, three former Bell retirees brought a putative class action lawsuit in the U.S. District Court for the Northern District of Texas, Dallas Division, against both the Verizon employee benefits committee and pension plans and SuperMedia employee benefits committee (the “EBC”) and pension plans. All three named plaintiffs are receiving the single life monthly annuity pension benefits. All complain that Verizon transferred them against their will from the Verizon pension plans to SuperMedia pension plans at or near SuperMedia’s spin-off from Verizon. The complaint alleges that both the Verizon and SuperMedia defendants failed to provide requested plan documents, which would entitle the plaintiffs to statutory penalties under the Employee Retirement Income Securities Act (“ERISA”); that both the Verizon and SuperMedia defendants breached their fiduciary duty for refusal to disclose pension plan information; and other class action counts aimed solely at the Verizon defendants. The plaintiffs seek class action status, statutory penalties, damages and a reversal of the employee transfers. The SuperMedia defendants filed their motion to dismiss the entire complaint on March 10, 2010. On October 18, 2010, the court ruled on the pending motion dismissing all the claims against the SuperMedia pension plans and all of the claims against SuperMedia’s EBC relating to the production of documents and statutory penalties for failure to produce same. The only claims remaining against SuperMedia are procedural ERISA claims against SuperMedia’s EBC. On November 1, 2010, SuperMedia’s EBC filed its answer to the complaint. On November 4, 2010, SuperMedia’s EBC filed a motion to dismiss one of the two remaining procedural ERISA claims against the EBC. Pursuant to an agreed order, the plaintiffs have obtained class certification against the Verizon defendants and discovery has commenced. After obtaining permission from the court, the plaintiffs filed another amendment to the complaint, alleging a new count against SuperMedia’s EBC. SuperMedia’s EBC filed another motion to dismiss the amended complaint and have filed a summary judgment motion before the deadline set by the scheduling order. On March 26, 2012, the court denied SuperMedia’s EBC’s motion to dismiss. The parties’ summary judgments remain pending. SuperMedia plans to honor its indemnification obligations and vigorously defend the lawsuit on the defendants’ behalf.

On June 26, 2012, SuperMedia filed a class action in the U.S. District Court for the Northern District of Texas, Dallas Division where SuperMedia seeks a declaratory judgment concerning SuperMedia’s right to enact several amendments that were recently made to its retiree health and welfare benefit plans, and more generally SuperMedia’s right to modify, amend or terminate these plans. Although the court initially consolidated this case with the above case, it later reversed itself and kept the case separate. Several of the defendants have filed motions to dismiss as well as a counterclaim. SuperMedia has filed a motion to dismiss the counterclaim.

On December 10, 2009, a former employee with a history of litigation against SuperMedia filed a putative class action lawsuit in the U.S. District Court for the Northern District of Texas, Dallas Division, against certain of SuperMedia’s current and former officers, directors and members of SuperMedia’s EBC. The complaint attempts to recover alleged losses to the various savings plans that were allegedly caused by the breach of fiduciary duties in violation of ERISA by the defendants in administrating the plans from November 17, 2006 to March 31, 2009. The complaint alleges that: (i) the defendants wrongfully allowed all the plans to invest in Idearc common stock, (ii) the defendants made material misrepresentations regarding SuperMedia’s financial performance and condition, (iii) the defendants had divided loyalties, (iv) the defendants mismanaged the plan assets, and (v) certain defendants breached their duty to monitor and inform the EBC of required disclosures. The plaintiffs are seeking unspecified compensatory damages and reimbursement for litigation expenses. At this time, a class has not been certified. The plaintiffs have filed a consolidated complaint. SuperMedia filed a motion to dismiss the entire complaint on June 22, 2010. On March 16, 2011, the court granted the SuperMedia defendants’ motion to dismiss the entire complaint; however, the plaintiffs have repleaded their complaint. The SuperMedia defendants have filed another motion to dismiss the new complaint. On March 15, 2012, the court granted the SuperMedia defendants’ second motion dismissing the case with prejudice. The plaintiffs have appealed the dismissal and briefing in the 5th Circuit U.S. Court of Appeals has been completed. Oral argument is scheduled for March 7, 2013, and SuperMedia awaits the ruling of the court. SuperMedia plans to honor its indemnification obligations and vigorously defend the lawsuit on the defendants’ behalf.

On November 15, 2010, a group of publishers including SuperMedia led by the Local Search Association (formerly the Yellow Pages Association), (the “Publishers”), filed a lawsuit in the U.S. District Court for the Western District of Washington challenging an ordinance enacted by the City of Seattle requiring the Publishers of yellow pages directories distributed in the City of Seattle to obtain a license from the City, and pay a tax to distribute the directory publications and permitting all the potential recipients of the yellow pages to opt out of receiving the directory using a common City-sanctioned opt out registry (the “Ordinance”). The suit challenged the Ordinance as a content-based restriction on speech, violating the first amendment of the U.S. Constitution, and violating the commerce clause of the U.S. Constitution. On February 10, 2011, the Publishers filed a motion for preliminary injunction seeking to stop the operation of the Ordinance before the first publication of the Dex Seattle directory. After no order was forthcoming from the court, the Publishers filed a motion for temporary restraining order with the court seeking to immediately enjoin the operation of the Ordinance. On May 8, 2011, the court denied both motions. On May 13, 2011, the Publishers filed a motion with the United States Court of Appeals for the 9th Circuit seeking to enjoin the Ordinance pending the appeal and to expedite an appeal. On May 24, 2011, the Court of Appeals denied the Publishers’ motion for an injunction, but granted the Motion for an expedited appeal. After briefing was complete, an oral argument was made in front of a 9th Circuit appellate panel. Meanwhile, on September 16, 2011, the district court granted the City’s summary judgment motion and denied the Publishers’ summary judgment motion ruling that the Ordinance did not violate the First Amendment. This final order gave the Publishers the opportunity to file a full consolidated appeal to the 9th Circuit, which has been fully briefed and argued. On October 15, 2012, in a unanimous ruling by the 9th Circuit U.S. Court of Appeals, the court ruled that yellow pages qualify for full protection of the First Amendment to the U.S. Constitution. Accordingly, the Ordinance does not survive. The court reversed the trial court and instructed the trial court to enter judgment on behalf of the Publishers. The City’s request for the 9th Circuit Court of Appeals to review the decision, en banc, was denied.

On April 26, 2011, SuperMedia received a letter from the Philadelphia Equal Employment Opportunity Commission (“EEOC”) on behalf of a former employee indicating that the EEOC was conducting an investigation for a possible nationwide class claim. The former employee was terminated after failing to memorize a sales pitch. The EEOC alleges that SuperMedia may have systematically discriminated against older employees and employees with disabilities by requiring them to memorize a sales pitch. SuperMedia is cooperating with the agency and has provided the agency with responsive documents requested in the EEOC’s original request. On August 1, 2012, the EEOC made a determination only with respect to the former employee, dropping their pursuit of any class claim.

On July 1, 2011, several former employees filed a Fair Labor Standards Act (“FLSA”) collective action against SuperMedia, all its subsidiaries, the current chief executive officer and the former chief executive officer in the US District Court, Northern District of Texas, Dallas Division. The complaint alleges that SuperMedia improperly calculated the rate of pay when it paid overtime to its hourly sales employees. On July 29, 2011, SuperMedia filed a motion to dismiss the complaint. In response, the plaintiffs amended their complaint to allege that the individual defendants had “off-the-clock” claims for unpaid overtime. Subsequently, SuperMedia amended its motion to dismiss in light of the new allegations. On October 25, 2011, the Plaintiffs filed a motion to conditionally certify a collective action and to issue notice. On March 29, 2012, the court denied SuperMedia’s motion to dismiss and granted the plaintiffs’ motion to conditionally certify the class. SuperMedia’s motion seeking permission to file an interlocutory appeal of the order was denied and a notice has been sent to SuperMedia’s former and current employees. The time for opting into the class has expired. The plaintiffs that failed to file their opt-ins on time have filed a companion case with the same allegations.

SuperMedia’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of SuperMedia’s financial condition and results of operations, SuperMedia’s expectations regarding the future performance of its business and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors including those described in the section of this document entitled “Risk Factors.” SuperMedia’s actual results may differ materially from those contained in any forward-looking statements. The following discussion should be read together with SuperMedia’s audited financial statements and related notes thereto.

SuperMedia’s financial information may not be indicative of its future performance.

Overview

Bankruptcy and Fresh Start Accounting

On March 31, 2009, Idearc and its domestic subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division. On December 31, 2009, Idearc emerged from bankruptcy protection, changed its name to SuperMedia Inc. and entered into the SuperMedia credit facility with certain financial institutions and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, providing for the issuance of $2,750 million of senior secured term loans. On December 29, 2011, the Idearc Bankruptcy Court entered final decrees closing the bankruptcy cases.

Idearc adopted the guidance on financial reporting by entities that have filed petitions with the Idearc Bankruptcy Court from March 31, 2009 until emergence from Chapter 11 bankruptcy on December 31, 2009. This guidance requires that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses (including professional expenses), realized gains and losses and provisions for losses that are realized from the reorganization and restructuring process are classified as reorganization items in the consolidated statements of operations. For additional information related to fresh start accounting, see Note 3 to SuperMedia’s consolidated financial statements for the year ended December 31, 2011 included in this document.

As required by GAAP, SuperMedia adopted fresh start accounting effective December 31, 2009. The consolidated financial statements for the periods ended prior to December 31, 2009 do not include the effect of any changes in SuperMedia’s capital structure or changes in the fair value of assets and liabilities as a result of fresh start accounting. The results of operations of Idearc for the year ended December 31, 2009 include one-time reorganization items with a pre-emergence gain of $6,035 million resulting from the discharge of liabilities under its amended plan of reorganization as well as a gain of $2,469 million associated with fresh start accounting adjustments.

At December 31, 2009, the balances of deferred revenue and deferred directory costs were adjusted to their fair value of zero, which has a significant non-cash impact on SuperMedia’s 2010 operating results. As a result, approximately $846 million of deferred revenue ($826 million net of estimated sales allowances) and $213 million of deferred directory costs were not recognized in SuperMedia’s 2010 consolidated statement of operations which would have otherwise been recorded. In addition, SuperMedia’s 2010 operating results were significantly impacted by the exclusion of approximately $61 million of bad debt expense due to the exclusion of revenue associated with the implementation of fresh start accounting at December 31, 2009 that would have otherwise been recognized. These non-cash fresh start adjustments impact only SuperMedia’s 2010 consolidated statement of operations and do not affect future years’ results. Likewise, these non-cash fresh start adjustments did not affect cash flows as client billing and collection activities remained unchanged.

Basis of Presentation

SuperMedia prepares its financial statements in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Certain prior period amounts have been reclassified to conform to current year presentation.

Use of Estimates

The preparation of SuperMedia’s financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the recoverability and fair value determination of property, plant and equipment, allocation of purchase price on assets acquired, goodwill, intangible assets and other long-lived assets, and pension and post-employment benefit assumptions.

Operating Revenue

SuperMedia derives its operating revenue primarily from the sale of advertising into its media portfolio, which includes Superpages directories, Superpages.com, SuperMedia’s digital local search resource on both desktop and mobile devices, Superpages.com network, a digital syndication network, and its Superpages direct mailers.

Advertising in print directories is sold a number of months prior to the date each title is published. SuperMedia recognizes revenue from print directory advertising ratably over the life of each directory using the amortization method of accounting, with revenue recognition commencing in the month of publication. A portion of the revenue reported in any given year represents sales activity and publication of directories that occurred in the prior year. Print advertising is sold to two client bases: local advertisers, comprised of small- and medium-sized businesses that advertise in a limited geographical area, and national advertisers, comprised of larger businesses that advertise regionally or nationally.

SuperMedia’s digital advertising revenue is earned from two primary sources: fixed-fee and performance-based advertising. Fixed-fee advertising includes advertisement placement on SuperMedia’s and other local search websites, website development and website hosting for SuperMedia’s advertisers. Revenue from fixed-fee advertising is recognized monthly over the life of the service. Performance-based advertising revenue is earned when consumers connect with SuperMedia’s advertisers by a “click” on their digital advertising or a phone call to their businesses. Performance-based advertising revenue is recognized when there is evidence that qualifying transactions have occurred.

SuperMedia has been experiencing reduced advertising sales and revenue over the past several years driven by reduced advertiser renewals, reflecting continued competition from other advertising media (including the Internet, cable television, newspaper and radio) and a weak economy. For the years ended December 31, 2011 and 2010, SuperMedia’s advertising sales declined 16.8% and 16.9% compared to 2010 and 2009, respectively. If the factors driving these declines continue, then SuperMedia will continue to experience declining advertising sales and revenues in the future.

Operating Expense

Operating expense comprises five expense categories: (1) selling, (2) cost of sales, (3) general and administrative, (4) depreciation and amortization, and (5) impairment charge.

Selling. Selling expense includes the sales and sales support organizations, including base salaries and sales commissions paid to SuperMedia’s local sales force, national sales commissions paid to independent certified marketing representatives, sales training, advertising and client care expenses. Sales commissions are amortized over the average life of the directory or advertising service. All other selling costs are expensed as incurred. For the year ended December 31, 2011, selling expense of $435 million represented 19.5% of total operating expense and 26.5% of total operating revenue.

Cost of Sales. Cost of sales includes the costs of producing and distributing print directories, direct mail and digital local search services, including publishing operations, paper, printing, distribution, website development and Internet traffic costs, which include costs from digital partners for display of SuperMedia’s clients’ advertising. Costs directly attributable to producing print directories are amortized over the average life of a directory. These costs include paper, printing and initial distribution. All other costs are expensed as incurred. For the year ended December 31, 2011, cost of sales of $408 million represented 18.2% of total operating expense and 24.8% of total operating revenue.

General and Administrative. General and administrative expense includes corporate management and governance functions, which are comprised of finance, human resources, real estate, legal, investor relations, billing and receivables management. In addition, general and administrative expense includes bad debt, operating taxes, insurance, stock-based compensation and other general expenses including severance. All general and administrative costs are expensed as incurred. For the year ended December 31, 2011, general and administrative expense of $220 million represented 9.8% of total operating expense and 13.4% of total operating revenue.

Depreciation and Amortization. Depreciation and amortization expense includes depreciation expense associated with property, plant and equipment and amortization expense associated with capitalized internal use software and other intangible assets. For the year ended December 31, 2011, depreciation and amortization expense of $172 million represented 7.7% of total operating expense and 10.5% of total operating revenue.

Impairment Charge. During 2011, SuperMedia recorded a non-cash impairment charge of $1,003 million related to the write down of goodwill. For the year ended December 31, 2011, SuperMedia’s impairment charge represented 44.8% of total operating expense and 61.1% of total operating revenue. For additional information related to the goodwill impairment, see Note 2 to SuperMedia’s consolidated financial statements for the year ended December 31, 2011 included in this document. No impairment charges were recorded in 2010 or 2009.

Interest Expense

Interest expense, net of interest income, is primarily comprised of interest expense associated with SuperMedia’s debt obligations offset by interest income. For the year ended December 31, 2011, interest expense, net of interest income, of $227 million represented 13.8% of total operating revenue.

Reorganization Items

Reorganization items represent amounts that are directly associated with the process of reorganizing the business under Chapter 11 of the Bankruptcy Code, and include certain expenses, realized gains and losses, and provisions for losses resulting from the reorganization. SuperMedia recorded total reorganization items associated with its bankruptcy of a ($2) million (loss) in 2011, a ($5) million (loss) in 2010 and an $8,035 million gain in 2009. In connection with SuperMedia’s adoption of fresh start accounting in 2009, SuperMedia recorded reorganization items of $8,504 million for the year ended December 31, 2009 to recognize the gain on settlement of liabilities subject to compromise of $6,035 million, record an adjustment to goodwill of $1,631 million, write off deferred revenue and deferred directory costs of $631 million, adjust intangible assets to fair value of $555 million; offset by an adjustment to accumulated other comprehensive income of $281 million and other fresh start accounting adjustments of $67 million. This gain was offset by charges of $424 million associated with interest rate swap derivatives and other reorganization expenses of $45 million primarily consisting of professional fees. For additional information related to reorganization items, see Note 3 to SuperMedia’s consolidated financial statements for the year ended December 31, 2011 included in this document. Professional fees for post-emergence activities related to claim settlements, plan implementation and other transition costs attributable to the reorganization are expected to continue into 2012.

Gain on Early Extinguishment of Debt

SuperMedia recorded a gain of $116 million related to the early extinguishment of a portion of its senior secured term loans during the year ended December 31, 2011. SuperMedia utilized $117 million in cash to prepay $235 million of the senior secured term loans at a rate of 49.75% of par. This resulted in a gain of $118 million, which was partially offset by $2 million in administrative fees associated with the transaction.

SuperMedia recorded a gain of $76 million related to the early extinguishment of a portion of its senior secured term loans during the year ended December 31, 2010. SuperMedia paid $185 million to prepay senior secured term loans of $264 million at 70% of par. This resulted in a gain of $79 million, which was partially offset by $3 million in administrative fees associated with the transaction.

Provision (Benefit) for Income Taxes

SuperMedia provides for income taxes for United States federal and various state jurisdictions. SuperMedia’s provision includes current and deferred taxes for these jurisdictions, as well as the impact of uncertain tax benefits for the estimated tax positions taken on tax returns. For the year ended December 31, 2011, SuperMedia recorded an income tax provision of $62 million.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table sets forth SuperMedia’s operating results for the years ended December 31, 2011 and 2010:

	2011	2010	Change	%
	(in millions, except%)
Operating Revenue	$1,642	$1,176	$466	39.6%
Operating Expense
Selling	435	470	(35)	(7.4)
Cost of sales (exclusive of depreciation and amortization)	408	418	(10)	(2.4)
General and administrative	220	198	22	11.1
Depreciation and amortization	172	186	(14)	(7.5)
Impairment charge	1,003	—	1,003	NM

Total Operating Expense	2,238	1,272	966	75.9
Operating (Loss)	(596)	(96)	(500)	NM
Interest expense, net	227	278	(51)	(18.3)

(Loss) Before Reorganization Items, Gain on Early Extinguishment of Debt and Provision (Benefit) for Income Taxes	(823)	(374)	(449)	120.1
Reorganization items	(2)	(5)	3	(60.0)
Gain on early extinguishment of debt	116	76	40	52.6

(Loss) Before Provision (Benefit) for Income Taxes	(709)	(303)	(406)	134.0
Provision (benefit) for income taxes	62	(107)	169	NM

Net (Loss)	$(771)	$(196)	$(575)	NM

Operating Revenue

Operating revenue of $1,642 million in 2011 increased $466 million, or 39.6%, compared to $1,176 million in 2010. This increase was primarily due to the exclusion of approximately $846 million ($826 million net of estimated sales allowances) of amortized revenue for the year ended December 31, 2010, as required by fresh start accounting. This increase was partially offset by reduced advertiser renewals, reflecting continued competition from other advertising media (including the Internet, cable television, newspaper and radio) and a weak economy.

Operating Expense

Operating expense of $2,238 million in 2011 increased $966 million, or 75.9%, compared to $1,272 million in 2010. This increase was primarily attributable to a non-cash pre-tax goodwill impairment charge of $1,003 million and the impacts of fresh start accounting, partially offset by expense reductions as described below:

Selling. Selling expense of $435 million in 2011 decreased $35 million, or 7.4%, compared to $470 million in 2010. This decrease resulted primarily from lower employee related costs, reduced advertising costs associated with SuperMedia’s national advertising program and lower contract services costs, partially offset by higher sales commissions. SuperMedia’s results for the year ended December 31, 2010 exclude approximately $108 million of sales commissions, as required by fresh start accounting.

Cost of Sales. Cost of sales of $408 million in 2011 decreased $10 million, or 2.4%, compared to $418 million in 2010. This decrease was primarily due to reduced employee related costs, reduced Internet traffic costs, and lower contract services and software maintenance costs. These decreases were partially offset by higher printing and distribution costs. SuperMedia’s results for the year ended December 31, 2010 exclude approximately $105 million of printing and distribution costs, as required by fresh start accounting.

General and Administrative. General and administrative expense of $220 million in 2011 increased $22 million, or 11.1%, compared to $198 million in 2010. This increase was primarily driven by a $40 million expense reduction recorded during the year ended December 31, 2010 related to the favorable non-recurring, non-cash resolution of state operating tax claims. Additionally, the increase was driven by a charge in 2011 associated with a non-recurring vendor settlement, facility exit costs, higher settlement losses in 2011 associated with SuperMedia’s pension plans and increased severance costs. During 2010, SuperMedia recorded charges of $5 million in connection with the termination of former executives, including its former chief executive officer, which included severance, health benefits, financial planning and outplacement services. These increases were partially offset by reduced employee related costs, lower contract services costs, restructuring costs and lower stock-based compensation. Bad debt expense of $64 million for the year ended December 31, 2011, increased by $3 million, or 4.9% compared to $61 million for the year ended December 31, 2010. Bad debt expense as a percent of total operating revenue was 3.9% for the year ended December 31, 2011 compared to 5.2% for the year ended December 31, 2010. SuperMedia’s results for the year ended December 31, 2010 exclude approximately $61 million of bad debt expense, as required by fresh start accounting.

Depreciation and Amortization. Depreciation and amortization expense of $172 million in 2011 decreased $14 million, or 7.5%, compared to $186 million in 2010. This decrease was primarily due to lower amortization expense associated with capitalized internal use software.

Impairment Charge. In 2011, SuperMedia recorded a non-cash impairment charge of $1,003 million related to the write down of goodwill. No impairment charges were recorded in 2010.

Interest Expense

Interest expense, net of interest income, of $227 million in 2011 decreased $51 million, or 18.3%, compared to interest expense, net of interest income, of $278 million in 2010, due to a reduction in SuperMedia’s senior secured term loans as a result of principal payments.

Reorganization Items

Reorganization items expense in 2011 of $2 million decreased $3 million, or 60.0%, compared to $5 million in 2010, primarily due to lower professional fees associated with SuperMedia’s emergence from Chapter 11 bankruptcy.

Gain on Early Extinguishment of Debt

SuperMedia recorded a gain of $116 million related to the early extinguishment of a portion of its senior secured term loans in 2011. SuperMedia utilized $117 million in cash to prepay $235 million of the senior secured term loans at a rate of 49.75% of par. This resulted in a gain of $118 million, which was partially offset by $2 million in administrative fees associated with the transaction.

SuperMedia recorded a gain of $76 million related to the early extinguishment of a portion of its senior secured term loans in 2010. SuperMedia paid $185 million to prepay senior secured term loans of $264 million at 70% of par. This resulted in a gain of $79 million, which was partially offset by $3 million in administrative fees associated with the transaction.

Provision (Benefit) for Income Taxes

Provision (benefit) for income taxes of $62 million for 2011 increased $169 million compared to ($107) million for the year ended December 31, 2010, primarily due to the items described above and the impact of the non-deductible component of the goodwill impairment charge. SuperMedia could only realize a $6 million tax benefit related to the small deductible component of the goodwill impairment charge. Additionally, the cancellation of indebtedness income (“CODI”) generated with SuperMedia’s below par debt repurchase in 2011 was a non-taxable event. Generally, the discharge of a debt obligation for an amount less than its adjusted issue price creates CODI, which must be included in SuperMedia’s taxable income; however, the Internal Revenue Code allowed SuperMedia to permanently exclude this CODI from taxation. The provision for income taxes for 2011 and 2010 includes the effect of one-time discrete items. The 2010 provision includes a charge of $7 million to record the impact of tax law changes in 2010 that eliminated a future tax deduction on Medicare Part D subsidies received on or after January 1, 2013. The effective tax rates for 2011 and 2010 were (8.7%) and 35.3%, respectively.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table sets forth SuperMedia’s operating results for the years ended December 31, 2010 and 2009:

	Successor Company	Predecessor Company	Change	%
	2010	2009
	(in millions, except%)
Operating Revenue	$1,176	$2,512	$(1,336)	(53.2)%
Operating Expense
Selling	470	677	(207)	(30.6)
Cost of sales (exclusive of depreciation and amortization)	418	581	(163)	(28.1)
General and administrative	198	445	(247)	(55.5)
Depreciation and amortization	186	68	118	173.5

Total Operating Expense	1,272	1,771	(499)	(28.2)
Operating Income (Loss)	(96)	741	(837)	NM
Interest expense	278	145	133	91.7

Income (Loss) Before Reorganization Items, Gain on Early Extinguishment of Debt and Provision (Benefit) for Income Taxes	(374)	596	(970)	NM
Reorganization items	(5)	8,035	(8,040)	NM
Gain on early extinguishment of debt	76	—	76	NM

Income (Loss) Before Provision (Benefit) for Income Taxes	(303)	8,631	(8,934)	NM
Provision (benefit) for income taxes	(107)	374	(481)	NM

Net Income (Loss)	$(196)	$8,257	$(8,453)	NM

Operating Revenue

Operating revenue of $1,176 million in 2010 decreased $1,336 million, or 53.2%, compared to $2,512 million in 2009. This decline was primarily due to the impacts of fresh start accounting. Operating revenue for the year ended December 31, 2010 was significantly impacted by the exclusion of approximately $846 million of deferred revenue ($826 million net of estimated sales allowances) due to the implementation of fresh start accounting that would have been recognized by SuperMedia’s predecessor company. The remaining decline in operating revenue was due to reduced advertiser renewals, reflecting continued competition from other advertising media (including the Internet, cable television, newspaper, and radio) and a weak economy.

Operating Expense

Operating expense of $1,272 million in 2010 decreased $499 million, or 28.2%, compared to $1,771 million in 2009. This decrease was primarily attributable to the impacts of fresh start accounting and expense reductions as described below:

Selling. Selling expense of $470 million in 2010 decreased $207 million, or 30.6%, compared to $677 million in 2009. This decrease resulted primarily from the impacts of fresh start accounting, lower employee related costs, sales commissions and reduced rents as a result of SuperMedia’s restructuring activities. SuperMedia’s selling expense for the year ended December 31, 2010 was significantly impacted by the exclusion of $108 million of the amortized effect of deferred sales commissions due to SuperMedia’s implementation of fresh start accounting that would have otherwise been recognized by its predecessor company.

Cost of Sales. Cost of sales of $418 million in 2010 decreased $163 million, or 28.1%, compared to $581 million in 2009. This decrease was primarily due to the impacts of fresh start accounting, lower printing and distribution costs, reduced employee related costs and reduced Internet traffic costs. SuperMedia’s cost of sales expense for the year ended December 31, 2010 was significantly impacted by the exclusion of $105 million of the amortized effect of printing and distribution costs due to SuperMedia’s implementation of fresh start accounting that would have otherwise been recognized by its predecessor company.

General and Administrative. General and administrative expense of $198 million in 2010 decreased $247 million, or 55.5%, compared to $445 million in 2009. This decrease was driven by lower bad debt expense, lower restructuring costs, lower settlement losses in 2010 associated with SuperMedia’s pension plans, lower insurance costs, lower stock-based compensation costs and reduced employee related costs. In addition, SuperMedia recorded $40 million of reduced expenses related to the favorable non-recurring, non-cash resolution of state operating tax claims recorded during the year ended December 31, 2010. A non-recurring benefit cost adjustment was also recorded in 2009. These expense decreases were partially offset by higher legal settlements in 2010 and charges of $5 million recorded during the year ended December 31, 2010, in connection with the termination of certain former executives, including SuperMedia’s former chief executive officer, which included severance, health benefits, financial planning and outplacement services. In 2010 and 2009, SuperMedia recorded restructuring costs of $4 million and $25 million, respectively, associated with its strategic, market exit and pre-petition capital restructuring initiatives. These restructuring costs were incurred to improve operational efficiencies and reduce operating costs. Bad debt expense of $61 million for the year ended December 31, 2010, decreased by $167 million, or 73.2% compared to $228 million for the year ended December 31, 2009. Bad debt expense as a percent of total operating revenue was 5.2% for the year ended December 31, 2010 compared to 9.1% for the year ended December 31, 2009. SuperMedia’s general and administrative expense for the year ended December 31, 2010 was significantly impacted by the exclusion of approximately $61 million of bad debt expense due to the exclusion of revenue associated with the implementation of fresh start accounting at December 31, 2009 that would have otherwise been recognized by its predecessor company.

Depreciation and Amortization. Depreciation and amortization expense of $186 million in 2010 increased $118 million, or 173.5%, compared to $68 million in 2009. Depreciation expense of $29 million in 2010 increased $1 million compared to $28 million in 2009. Amortization expense of $157 million in 2010 increased $117 million compared to $40 million in 2009. This significant increase was primarily due to the amortization of intangible assets of $111 million related to client relationships and patented technologies (patents), which were recorded at December 31, 2009 in connection with SuperMedia’s adoption of fresh start accounting. Amortization expense associated with capitalized internal use software of $46 million in 2010, increased $6 million, or 15.0%, compared to $40 million in 2009.

Interest Expense

Interest expense, net of interest income, of $278 million in 2010 increased $133 million, or 91.7%, compared to interest expense, net of interest income, of $145 million in 2009. SuperMedia recorded $288 million of interest expense associated with its debt obligations during the year ended December 31, 2010. As a result of SuperMedia’s bankruptcy filing in 2009, interest expense associated with its then existing debt obligations and interest rate swap agreements was not accrued after March 31, 2009.

Reorganization Items

SuperMedia recorded total reorganization items associated with its bankruptcy of a ($5) million (loss) in 2010 and a gain of $8,035 million in 2009. Reorganization items represent charges that are directly associated with the process of reorganizing the business under Chapter 11 of the Bankruptcy Code, and include the gains related to the change in SuperMedia’s capital structure, certain expenses (including professional fees), realized gains and losses, and provisions for losses resulting from the reorganization. In connection with SuperMedia’s adoption of fresh start accounting in 2009, SuperMedia recorded reorganization item gains of $8,504 million for the year ended December 31, 2009 to recognize the gain on settlement of liabilities subject to compromise of $6,035 million, record an adjustment to goodwill of $1,631 million, write off deferred revenue and deferred directory costs of $631 million, adjust intangible assets to fair value of $555 million; offset by an adjustment to accumulated other comprehensive income of $281 million and other fresh start accounting entries of $67 million. This gain was offset by charges of $424 million associated with interest rate swap derivatives and other reorganization expenses of $45 million primarily consisting of professional fees. For additional information related to reorganization items, see Note 3 to SuperMedia’s consolidated financial statements for the year ended December 31, 2011 included in this document.

Gain on Early Extinguishment of Debt

SuperMedia recorded a gain of $76 million related to the early extinguishment of a portion of its senior secured term loans during the year ended December 31, 2010. SuperMedia paid $185 million to prepay senior secured term loans of $264 million at 70% of par. This resulted in a gain of $79 million, which was partially offset by $3 million in administrative fees associated with the transaction.

Provision (Benefit) for Income Taxes

Provision (benefit) for income taxes of ($107) million for 2010 decreased $481 million compared to $374 million for 2009, primarily due to lower pre-tax income. The provision for income taxes for 2010 and 2009 includes the effect of one-time discrete items. The 2010 provision includes a charge of $7 million to record the impact of tax law changes in 2010 that eliminated a future tax deduction on Medicare Part D subsidies received on or after January 1, 2013. The effective tax rates for 2010 and 2009 were 35.3% and 4.3%, respectively. The very low effective tax rate in 2009 was primarily due to the impact of reorganization items on SuperMedia’s 2009 pre-tax income.

Liquidity and Capital Resources

Historical

SuperMedia’s principal source of liquidity is cash flow generated from operations. As previously discussed, during 2009, SuperMedia filed for and emerged from Chapter 11 bankruptcy. Upon emergence from Chapter 11 bankruptcy, SuperMedia entered into the SuperMedia credit facility with certain financial institutions and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, providing for the issuance of $2,750 million of senior secured term loans, which were issued on December 31, 2009 in partial satisfaction of the amounts outstanding under SuperMedia’s pre-petition senior secured credit facility. The administrative agent and such financial institutions were the administrative agent and the lenders under SuperMedia’s pre-petition senior secured credit facility. SuperMedia’s debt obligations as of December 31, 2011 were $1,745 million.

The senior secured term loans bear interest at an annual rate equal to, at SuperMedia’s option, either (i) the Alternate Base Rate (“ABR”) plus an Applicable Margin, or (ii) the adjusted London Inter-Bank Offered Rate (“LIBOR”) plus an Applicable Margin. The Applicable Margin is 7.0% for loans with interest rates determined by reference to the ABR and 8.0% for loans with interest rates determined by reference to adjusted LIBOR. The senior secured term loans have a floor interest rate of 4.0% in the case of ABR and 3.0% in the case of LIBOR. As long as interest rates remain at or below 4.0% for ABR and 3.0% for LIBOR, SuperMedia’s effective interest rate will be 11.0%.

All of SuperMedia’s present and future domestic subsidiaries (other than certain insignificant subsidiaries) are guarantors under the SuperMedia credit facility, as amended. In addition, the obligations under the SuperMedia credit facility, as amended, are secured by a lien on substantially all of SuperMedia’s and its domestic subsidiaries’ tangible and intangible assets, including a mortgage on certain real property.

On December 13, 2010, SuperMedia entered into the First Amendment to the SuperMedia credit facility. The terms of the First Amendment allowed a one-time repurchase and retirement of debt below par.

On November 8, 2011, SuperMedia entered into the Second Amendment to the SuperMedia credit facility. The terms of the Second Amendment allow SuperMedia, effective upon the execution of the amendment and until January 1, 2014, to repurchase and retire debt below par, subject to certain other requirements.

SuperMedia has a mandatory debt principal payment due after each fiscal quarter prior to the December 31, 2015 maturity date on the outstanding senior secured term loans in an aggregate amount equal to 67.5% of the amount of any increase in SuperMedia’s Available Cash, as defined in the SuperMedia credit facility, as amended. SuperMedia has the right to make early payments at par on the senior secured term loans in whole or in part, from time to time, without premium or penalty, subject to specified requirements as to size and manner of payments. Additionally, SuperMedia can make below par voluntary prepayments on the senior secured term loans, subject to the terms and conditions of the Second Amendment to the SuperMedia credit facility.

During 2011, SuperMedia utilized $308 million of cash to reduce its senior secured term loans by $426 million. During 2010, SuperMedia utilized $500 million of cash to reduce its senior secured term loans by $579 million.

On December 7, 2011, pursuant to the Second Amendment to the SuperMedia credit facility, SuperMedia commenced an offer to make prepayments of senior secured term loans at a rate of 43% to 50% of par. The offer expired on December 13, 2011. On December 14, 2011, SuperMedia utilized $117 million in cash to prepay $235 million of the senior secured term loans at a rate of 49.75% of par. During 2011, SuperMedia also made principal payments, at par, of $191 million.

On December 23, 2010, pursuant to the First Amendment to the SuperMedia credit facility, SuperMedia utilized $185 million in cash to prepay $264 million of the senior secured term loans at a rate of 70% of par. During 2010, SuperMedia also made principal payments, at par, of $315 million.

The SuperMedia credit facility, as amended, requires SuperMedia to meet minimum financial requirements, including that SuperMedia maintain a consolidated leverage ratio, defined as total debt divided by earnings before interest, taxes, depreciation, amortization and other allowed adjustments, as of the last day of each fiscal quarter, not to exceed 7.5 to 1.0 beginning January 1, 2011, and that SuperMedia maintain an interest coverage ratio, defined as earnings before interest, taxes, depreciation, amortization and other allowed adjustments, divided by cash interest paid, at the end of each fiscal quarter, of at least 1.1 to 1.0 beginning January 1, 2011. The SuperMedia credit facility, as amended, also includes covenants that restrict SuperMedia’s and its restricted subsidiaries’ ability to incur additional debt, pay dividends and other distributions, create liens, merge, liquidate or consolidate, make investments and acquisitions, sell assets, enter into sale and leaseback transactions and swap agreements, and enter into agreements with affiliates.

The SuperMedia credit facility, as amended, contains customary events of default, including without limitation, defaults on payments of the senior secured term loans and all other obligations under the SuperMedia credit facility, as amended, and related loan documents (the “Obligations”), defaults on payments of other material indebtedness, breaches of representations and warranties in any material respect, covenant defaults, events of bankruptcy and insolvency, rendering of material judgments, the occurrence of certain Employee Retirement Income Security Act defaults, failure of any guarantee of the Obligations to be in full force, invalidity of the liens securing the Obligations, change in control of SuperMedia, or material breach of material agreements that has a material adverse effect.

As of December 31, 2011, SuperMedia was in compliance with all covenants of the SuperMedia credit facility, as amended.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table sets forth a summary of SuperMedia’s cash flows for the years ended December 31, 2011 and 2010:

	2011	2010	Change
	(in millions)
Cash Flow Provided By (Used In):
Operating activities	$244	$509	$(265)
Investing activities	(18)	(44)	26
Financing activities	(310)	(503)	193

(Decrease) In Cash and Cash Equivalents	$(84)	$(38)	$(46)

SuperMedia’s primary source of funds continues to be cash generated from operations. Net cash provided by operating activities of $244 million in 2011 decreased $265 million compared to $509 million in 2010, primarily due to lower cash collections, income tax payments of $143 million in 2011 (which includes a $72 million federal income tax payment related to 2010 tax obligations), compared to income tax refunds of $92 million in 2010, and higher severance payments. These unfavorable items were partially offset by reduced operating expenditures, lower interest payments due to lower outstanding debt obligations and lower reorganization payments.

During 2011, SuperMedia did not make any contributions to its pension plans.

SuperMedia’s 2011 payments for other post-employment benefit costs were $24 million. For additional information related to other post-employment benefits, see Note 9 to SuperMedia’s consolidated financial statements for the year ended December 31, 2011 included in this document.

Cash used in investing activities of $18 million in 2011 decreased $26 million compared to $44 million in 2010, primarily due to reduced capital expenditures.

Net cash used in financing activities of $310 million for 2011 decreased $193 million compared to $503 million in 2010. Net cash used in financing activities for the years ended December 31, 2011 and 2010 primarily represents the repayment of debt principal.

For the year ended December 31, 2011, SuperMedia made cash debt payments of $308 million, which reduced SuperMedia’s outstanding debt obligations by $426 million. On December 14, 2011, SuperMedia utilized $117 million in cash to prepay $235 million of the senior secured term loans at a rate of 49.75% of par. This transaction resulted in SuperMedia recording a $116 million gain ($118 million gain offset by $2 million in administrative fees associated with the transaction), which was recorded as early extinguishment of debt on SuperMedia’s 2011 consolidated statement of operations. In 2011, SuperMedia made principal payments, at par, of $191 million.

For the year ended December 31, 2010, SuperMedia made cash debt payments of $500 million, which reduced its debt obligations by $579 million. On December 23, 2010, SuperMedia paid $185 million to prepay senior secured term loans of $264 million at 70% of par. This transaction resulted in SuperMedia recording a $76 million gain ($79 million gain offset by $3 million in administrative fees associated with the transaction), which was recorded as early extinguishment of debt on SuperMedia’s 2010 consolidated statement of operations. In 2010, SuperMedia made principal payments, at par, of $315 million.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table sets forth a summary of SuperMedia’s cash flows for the years ended December 31, 2010 and 2009:

	Successor Company	Predecessor Company	Change
	2010	2009
	(in millions)
Cash Flow Provided By (Used In):
Operating activities	$509	$436	$73
Investing activities	(44)	(55)	11
Financing activities	(503)	(679)	176

Increase (Decrease) In Cash and Cash Equivalents	$(38)	$(298)	$260

SuperMedia’s primary source of funds continues to be cash generated from operations. Net cash provided by operating activities of $509 million in 2010 increased $73 million compared to $436 million in 2009, primarily due to net income tax refunds of $92 million in 2010, compared to $234 million of tax payments in 2009 and reduced operating expenditures. These favorable items were partially offset by lower cash collections associated with lower revenue and higher interest payments on SuperMedia’s debt. As a result of SuperMedia’s bankruptcy filing on March 31, 2009, other than the adequate protection payment and the allowed secured credit facility claim, SuperMedia did not make any 2009 scheduled principal or interest payments after March 2009.

Cash used in investing activities of $44 million in 2010 decreased $11 million compared to $55 million in 2009, primarily due to reduced capital expenditures.

Net cash used in financing activities of $503 million for 2010 decreased $176 million compared to $679 million in 2009. Net cash used in financing activities for the years ended December 31, 2010 and 2009 primarily represents the repayment of debt principal.

For the year ended December 31, 2010, SuperMedia made cash debt payments of $500 million, which reduced its debt obligations by $579 million. On December 23, 2010, SuperMedia paid $185 million to prepay senior secured term loans of $264 million at 70% of par. This transaction resulted in SuperMedia recording a $76 million gain ($79 million gain offset by $3 million in administrative fees associated with the transaction), which was recorded as early extinguishment of debt on SuperMedia’s 2010 consolidated statement of operations. In 2010, SuperMedia made principal payments, at par, of $315 million.

As a result of SuperMedia’s bankruptcy filing on March 31, 2009, other than an adequate protection payment and the allowed secured credit facility claim, SuperMedia did not make any 2009 scheduled debt principal or interest payments after March 2009.

In April 2009, SuperMedia made a pre-petition obligation adequate protection payment to the agent of secured lenders under SuperMedia’s senior secured credit facilities of $250 million, of which $62 million represented interest payments and is reflected in operating activities. The remaining $188 million represented secured debt principal payments and was reflected in financing activities. At emergence, SuperMedia made payments of $617 million, of which $491 million represented debt principal payments, $117 million represented interest payments and $9 million represented payments on SuperMedia’s interest rate swap agreements.

Critical Accounting Policies

The following is a summary of SuperMedia’s critical accounting policies.

Revenue Recognition

Revenue is earned from the sale of advertising. The sale of advertising in print directories is the primary source of revenue. SuperMedia recognizes revenue from print directory advertising ratably over the life of each directory using the amortization method of accounting, with revenue recognition commencing in the month of publication.

Revenue derived from digital advertising is earned primarily from two sources: fixed-fee and performance-based advertising. Fixed-fee advertising includes advertisement placement on SuperMedia’s and other local search websites, website development and website hosting for client advertisers. Revenue from fixed-fee advertisers is recognized ratably over the life of the advertising service. Performance-based advertising revenue is earned when consumers connect with client advertisers by a “click” on their digital advertising or a phone call to their business. Performance-based advertising revenue is recognized when there is evidence that qualifying transactions have occurred.

Some of SuperMedia’s revenue agreements contain multiple deliverables that involve one or more of SuperMedia’s advertising media. Revenue from these agreements is allocated to the separate units of accounting using the relative selling price method.

In connection with SuperMedia’s adoption of fresh start accounting in 2009, the fair value of the deferred revenue was determined to be zero. SuperMedia did not have remaining performance obligations related to its clients who had previously contracted for advertising, thus, no value was assigned to deferred revenue. As a result, deferred revenue of approximately $846 million ($826 million net of estimated sales allowance) was not recognized in SuperMedia’s 2010 consolidated statement of operations which would have been otherwise recorded by its predecessor company.

Expense Recognition

Costs directly attributable to producing directories are amortized over the average life of a directory under the deferral and amortization method of accounting. Direct costs include paper, printing, initial distribution and sales commissions. Paper costs are stated on an average cost basis. All other costs are recognized as incurred.

In connection with SuperMedia’s adoption of fresh start accounting in 2009, the fair value of deferred directory costs was determined to be zero. The deferred directory costs as of December 31, 2009 did not have future value since SuperMedia had already incurred the costs to produce the clients’ advertising and did not expect to incur additional costs associated with those published directories. As a result, deferred directory costs of $213 million were not recognized in SuperMedia’s 2010 consolidated statement of operations which would have been otherwise recorded by its predecessor company.

Accounts Receivable and Unbilled Accounts Receivable

At December 31, 2011, SuperMedia’s consolidated balance sheet had accounts receivables of $147 million, which represents receivables of $206 million, including amounts billed to clients but not yet collected and amounts to be billed for services already provided, net of an allowance for doubtful accounts of $59 million.

Receivables are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is calculated using a percentage of sales method, based upon collection history, and an estimate of uncollectible accounts. Management may exercise judgment in adjusting the provision as a consequence of known items, such as current economic factors and credit trends. Accounts receivable adjustments are recorded against the allowance for doubtful accounts. Bad debt expense as a percentage of revenue for the years 2011, 2010 and 2009 was 3.9%, 5.2% and 9.1%, respectively.

Goodwill

SuperMedia had goodwill of $704 million on the consolidated balance sheet as of December 31, 2011. In accordance with GAAP, impairment testing for goodwill is performed at least annually unless indicators of impairment exist in interim periods. The impairment test for goodwill uses a two-step approach, which is performed at the entity level (the reporting unit). Step one compares the fair value of the reporting unit (calculated using the enterprise value-market capitalization approach) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., the fair value of the reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment.

In September 2011, SuperMedia recorded a non-cash, goodwill impairment charge of $1,003 million ($997 million after-tax). For additional information related to goodwill impairment, see Note 2 to SuperMedia’s consolidated financial statements for the year ended December 31, 2011 included in this document.

SuperMedia performed its annual impairment test of goodwill as of October 1, 2011. SuperMedia determined the fair value of the reporting unit exceeded the carrying value of the reporting unit; therefore there was no additional impairment of goodwill.

Intangible Assets

SuperMedia had intangible assets of $345 million on the consolidated balance sheet as of December 31, 2011. Intangible assets are to be recorded separately from goodwill if they meet certain criteria. Internal use software is capitalized if it has a useful life in excess of one year. Subsequent additions, modifications or upgrades to internal use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform.

SuperMedia’s intangible assets and their estimated useful lives are presented in the table below:

Estimated Useful Lives (in years)
Client relationships	5
Patented technologies	3
Internal use software	3-7
Marketing-related	Indefinite

Client relationships and patented technologies are amortized using the straight-line method over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The recoverability analysis includes estimates of future cash flows directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the definite-lived intangible asset. An impairment loss is measured as the amount by which the carrying amount of the definite-lived intangible asset exceeds its fair value.

Internal use software is amortized over a three to seven year period using the straight line method. Software maintenance and training costs are expensed as they are incurred.

Marketing-related intangible assets, which include trademarks, domain names and trade names are not amortized but are instead tested for impairment. The recoverability of indefinite-lived intangible assets is tested annually or whenever events or changes in circumstances indicate that the intangible assets’ carrying amounts may not be recoverable. In the recoverability analysis, the carrying amount of the asset is measured against the estimated discounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value.

SuperMedia evaluated its intangible assets based on current economic and business indicators and determined they were not impaired.

Pension and Other Post-Employment Benefits

SuperMedia provides pension and other post-employment benefits to many of its employees. Long-term assumptions are developed to determine SuperMedia’s employee benefit obligation, the most significant of which are the discount rate, the expected rate of return on plan assets, and the health care cost trend rate. For these assumptions, management consults with actuaries, monitors plan provisions and demographics, and reviews public market data and general economic information. For additional information related to pension and other post-employment benefits, see Note 9 to SuperMedia’s consolidated financial statements for the year ended December 31, 2011 included in this document.

SuperMedia determines its discount rate based on a range of factors, including a yield curve comprised of the rates of return on several hundred high-quality, fixed-income corporate bonds available on the measurement date for the related expected duration for the obligations, prepared by an independent third party.

The expected rate of return for the pension plan assets represents the average rate of return to be earned on plan assets over the period the benefits are expected to be paid. The expected rate of return on plan assets is developed from the expected future return on each asset class, weighted by the expected allocation of pension assets to that asset class. Historical performance is considered for the types of assets in which the plan invests, in addition to independent market forecasts and economic and capital market considerations.

The healthcare cost trend rate as of December 31, 2011 was 7.5%, declining to 5.0% by 2017 for both pre- and post-age 65 employees and retirees.

A sensitivity analysis of the impact on the expense (income) recorded for 2011 of a one percent change in SuperMedia’s assumptions is shown in the table below:

	Pension		Health Care and Life
	+1.0%	-1.0%	+1.0%	-1.0%
	(in millions)
Discount rate	$1	$(1)	$1	$(1)
Expected return on assets	(5)	5	—	—
Health care trend rate	—	—	1	(1)

Income Taxes

Deferred tax assets or liabilities are recorded to reflect the future tax consequences of temporary differences between the financial reporting basis of assets and liabilities and their tax basis at each year-end. These amounts are adjusted, as appropriate, to reflect enacted changes in tax rates expected to be in effect when the temporary differences reverse.

The likelihood that deferred tax assets can be recovered must be assessed. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated including the existence of deferred tax liabilities that can be used to absorb deferred tax assets and taxable income in future years. Judgment regarding future taxable income may change due to future market conditions, changes in laws and other factors. These changes, if any, may require material adjustments to deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made. For additional information related to income taxes, see Note 13 to SuperMedia’s consolidated financial statements for the year ended December 31, 2011 included in this document.

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

The following table sets forth SuperMedia’s operating results for the nine months ended September 30, 2012 and 2011:

Nine Months Ended September 30,	2012	2011	Change	% Change
	(in millions, except %)
Operating Revenue	$1,042	$1,258	$(216)	(17.2)%
Operating Expense
Selling	261	334	(73)	(21.9)
Cost of sales (exclusive of depreciation and amortization)	249	312	(63)	(20.2)
General and administrative	78	166	(88)	(53.0)
Depreciation and amortization	119	131	(12)	(9.2)
Impairment charge	—	1,003	(1,003)	(100.0)

Total Operating Expense	707	1,946	(1,239)	(63.7)

Operating Income (Loss)	335	(688)	1,023	NM
Interest expense, net	129	172	(43)	(25.0)

Income (Loss) Before Reorganization Items, Gains on Early Extinguishment of Debt and Provision for Income Taxes	206	(860)	1,066	NM
Reorganization items	(1)	(1)	—	—
Gains on early extinguishment of debt	51	—	51	NM

Income (Loss) Before Provision for Income Taxes	256	(861)	1,117	NM
Provision for income taxes	78	48	30	62.5

Net Income (Loss)	$178	$(909)	$1,087	NM

Operating Revenue

Operating revenue of $1,042 million for the nine months ended September 30, 2012 decreased $216 million, or 17.2%, compared to $1,258 million for the nine months ended September 30, 2011. This decrease was primarily due to reduced advertiser renewals, reflecting continued competition from other advertising media (including the Internet, cable television, newspaper and radio) and a weak economy.

Operating Expense

Operating expense of $707 million for the nine months ended September 30, 2012 decreased $1,239 million, or 63.7%, compared to $1,946 million for the nine months ended September 30, 2011 primarily due to a non-cash goodwill impairment charge of $1,003 million recorded in 2011, as well as the expense reductions described below.

Selling. Selling expense of $261 million for the nine months ended September 30, 2012 decreased $73 million, or 21.9%, compared to $334 million for the nine months ended September 30, 2011. This decrease resulted primarily from lower sales commissions, lower employee related costs, reduced advertising costs associated with SuperMedia’s national advertising program and lower employee benefit costs.

Cost of Sales. Cost of sales of $249 million for the nine months ended September 30, 2012 decreased $63 million, or 20.2%, compared to $312 million for the nine months ended September 30, 2011. This decrease was primarily due to lower printing and distribution costs, reduced Internet traffic costs and lower employee related costs.

General and Administrative. General and administrative expense of $78 million for the nine months ended September 30, 2012 decreased $88 million, or 53.0%, compared to $166 million for the nine months ended September 30, 2011. This decrease was primarily due to a $32 million credit to expense associated with the amortization of a deferred gain related to certain plan amendments associated with other post-employment benefits and reduced bad debt expense of $35 million. In addition, the decrease was due to lower severance costs, lower contract services costs, a charge in 2011 associated with a non-recurring vendor settlement and settlement losses recorded in 2011 associated with SuperMedia’s pension plans. These decreases were partially offset by merger transaction costs in 2012 associated with SuperMedia’s proposed merger with Dex and costs associated with other employee benefits. Bad debt expense of $15 million for the nine months ended September 30, 2012, decreased by $35 million, or 70.0%, compared to $50 million for the nine months ended September 30, 2011. Bad debt expense as a percent of total operating revenue was 1.4% for the nine months ended September 30, 2012, compared to 4.0% for the nine months ended September 30, 2011.

Depreciation and Amortization. Depreciation and amortization expense of $119 million for the nine months ended September 30, 2012 decreased $12 million, or 9.2%, compared to $131 million for the nine months ended September 30, 2011. This decrease was primarily due to lower amortization expense associated with capitalized internal use software.

Impairment Charge. In the nine months ended September 30, 2011, SuperMedia concluded there were indicators of potential goodwill impairment, including the decline in the trading value of SuperMedia’s debt and equity securities and the impact of the then current economic and market conditions on its business. Based on the analysis performed, as of August 31, 2011, it was determined that the carrying value of the reporting unit including goodwill exceeded the fair value of the reporting unit, requiring SuperMedia to perform Step 2 of the goodwill impairment test, to measure the amount of impairment loss, if any. In performing Step 2 of the goodwill impairment test, SuperMedia compared the implied value of the reporting unit’s goodwill to its carrying value of goodwill. This test resulted in a non-cash, pretax goodwill impairment charge of $1,003 million ($997 million after-tax), which was recognized during the nine months ended September 30, 2011.

No impairment charges were recorded in the nine months ended September 30, 2012.

Interest expense, net

Interest expense, net of interest income, of $129 million for the nine months ended September 30, 2012 decreased $43 million, or 25.0%, compared to $172 million for the nine months ended September 30, 2011 due to lower outstanding long-term debt obligations.

Gains on early extinguishment of debt

In the nine months ended September 30, 2012, SuperMedia recorded non-taxable gains of $51 million related to the early extinguishment of a portion of its senior secured term loans. On May 5, 2012, SuperMedia utilized $33 million in cash to prepay $56 million of the senior secured term loans at a rate of 59% of par. This transaction resulted in SuperMedia recording a $23 million non-taxable gain ($23 million gain offset by less than $1 million in administrative fees). On March 2, 2012, SuperMedia utilized $31 million in cash to prepay $60 million of the senior secured term loans at a rate of 52% of par. This transaction resulted in SuperMedia recording a $28 million non-taxable gain ($29 million gain offset by $1 million in administrative fees).

Provision for income taxes

Provision for income taxes of $78 million in the nine months ended September 30, 2012 increased $30 million, or 62.5%, compared to $48 million in the nine months ended September 30, 2011, primarily due to the impact of the items listed above. SuperMedia’s effective tax rates for the nine months ended September 30, 2012 and 2011 were 30.5% and (5.6%), respectively. The results for the nine months ended September 30, 2012 and 2011, include the effects of one-time discrete items, including the impact of the large non-deductible component of a goodwill impairment charge in 2011. SuperMedia anticipates its effective tax rate, including interest expense and other one-time discrete items, to approximate 30% for 2012, which includes an estimated rate reduction for non-taxable CODI related to SuperMedia’s below par debt repurchases. Generally, the discharge of a debt obligation for an amount less than its adjusted issue price creates CODI, which must be included in SuperMedia’s taxable income; however, provisions of the Internal Revenue Code will allow SuperMedia to permanently exclude this CODI from taxation. Without this non-taxable CODI, SuperMedia’s anticipated effective tax rate would approximate 36% for 2012. SuperMedia’s estimated effective tax rate for 2012 may be subject to changes in future periods. The full year effective tax rate for 2011 was (8.7%), primarily due to the impact of the large non-deductible component of a goodwill impairment charge. The full year effective tax rate for 2011 was also impacted by the non-taxable CODI generated by a below par debt repurchase in 2011.

Liquidity and Capital Resources

The following table sets forth a summary of cash flows for the nine months ended September 30, 2012 and 2011:

Nine Months Ended September 30,	2012	2011	Change
	(in millions)
Cash Flows Provided By (Used In):
Operating activities	$234	$140	$94
Investing activities	(9)	(11)	2
Financing activities	(221)	(36)	(185)

Increase In Cash and Cash Equivalents	$4	$93	$(89)

SuperMedia’s primary source of funds continues to be cash generated from operations. For the nine months ended September 30, 2012, net cash provided by operating activities increased $94 million, compared to the nine months ended September 30, 2011, primarily due to lower income tax payments of $81 million and lower interest payments associated with reduced debt obligations. SuperMedia’s income tax payments in 2011 of $143 million included a federal tax payment of $72 million related to its 2010 income tax obligations. The remaining increase in net cash provided by operating activities was due to reduced expenditures and lower severance payments. These increases were partially offset by lower cash collections associated with lower revenues and funding of $9 million by SuperMedia to a qualified pension plan.

Net cash used in financing activities of $221 million for the nine months ended September 30, 2012 increased $185 million compared to $36 million for the nine months ended September 30, 2011. This decrease was primarily driven by additional debt principal payments of $182 million in 2012.

During the nine months ended September 30, 2012, SuperMedia made cash debt payments of $218 million, which reduced its debt obligations by $270 million. On May 5, 2012, SuperMedia utilized $33 million in cash to prepay $56 million of the senior secured term loans at a rate of 59% of par. This transaction resulted in SuperMedia recording a $23 million non-taxable gain ($23 million gain offset by less than $1 million in administrative fees). On March 2, 2012, SuperMedia utilized $31 million in cash to prepay $60 million of the senior secured term loans at a rate of 52% of par. This transaction resulted in SuperMedia recording a $28 million non-taxable gain ($29 million gain offset by $1 million in administrative fees). These below par payment transactions were recorded as gains on early extinguishment of debt on SuperMedia’s 2012 consolidated statements of comprehensive income.

For the nine months ended September 30, 2012, SuperMedia also made additional debt principal payments, at par, of $154 million. On October 3, 2012, SuperMedia made a mandatory principal payment of $1 million at par. During the nine months ended September 30, 2011, SuperMedia made a mandatory principal payment of $36 million. On October 13, 2011, SuperMedia made a mandatory principal payment of $60 million, at par.

On June 25, 2012, SuperMedia amended its other post-employment benefit plans. Accordingly, as of the nine months ended September 30, 2012, SuperMedia recorded a pretax reduction of $257 million to its employee benefit obligations and an after-tax deferred gain to accumulated other comprehensive income of $161 million. SuperMedia estimates its cash outlays for these benefits to be $20 million in 2012, $14 million in 2013 and less than $1 million in years thereafter.

Off-Balance Sheet Arrangements

SuperMedia does not have any off-balance sheet arrangements that are material to its results of operations, financial condition or liquidity.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update 2010-06 (“ASU 2010-06”), “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,” which provides amendments to Accounting Standards Codification 820, “Fair Value Measurements and Disclosures,” by requiring new disclosures for transfers in and out of Levels 1 and 2 of the fair value measurement hierarchy, and expands disclosures related to activity in Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosures on the level of detail required for assets and liabilities measured at fair value from their respective line items on the statement of financial position, and the valuation techniques and inputs used in fair value measurements that fall within Level 2 or Level 3 of the fair value hierarchy. The provisions of ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosure of information about sales, issuances and settlements on a gross basis for assets and liabilities classified as Level 3, which is effective for reporting periods beginning after December 15, 2010. SuperMedia has adopted the applicable provisions of ASU 2010-06 as required, and it did not have an impact on SuperMedia’s consolidated financial statements.

In December 2010, the FASB issued Accounting Standards Update No. 2010-28 (“ASU 2010-28”), “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (Topic 350)—Intangibles—Goodwill and Other,” which amends the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. SuperMedia adopted ASU 2010-28 on January 1, 2011, and it did not have an impact on SuperMedia’s consolidated financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04 (“ASU 2011-04”), “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” which amends Accounting Standards Codification 820, “Fair Value Measurement.” The amended guidance changes the wording used to describe many requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. The guidance provided in ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. SuperMedia has adopted the provisions of ASU 2011-04 as required.

In September 2011, the FASB issued Accounting Standards Update 2011-05 (“ASU 2011-05”), “Presentation of Comprehensive Income,” which amends Accounting Standards Codification 220, “Comprehensive Income.” The amended guidance eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance provided in ASU 2011-05 is effective for interim and annual periods beginning after December 15, 2011 and is applied retrospectively. SuperMedia has adopted the provisions of ASU 2011-05 as required.

In September 2011, the FASB issued Accounting Standards Update 2011-08 (“ASU 2011-08”), “Testing Goodwill for Impairment,” which amends Accounting Standards Codification 350, “Intangibles—Goodwill and Other” (“ASC 350”). The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC 350. The guidance provided in ASU 2011-08 is effective for interim and annual periods beginning after December 15, 2011. SuperMedia has adopted the provisions of ASU 2011-08 as required.

In December 2011, the FASB issued Accounting Standards Update 2011-12 (“ASU 2011-12”), “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” which defers the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income in ASU 2011-05 until the FASB is able to reconsider those paragraphs. SuperMedia does not expect the deferral to have a significant effect on its consolidated financial statements.

In July 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2012-02 (“ASU 2012-02”), “Testing Indefinite-Lived Intangible Assets for Impairment,” which amends Accounting Standards Codification 350, “Intangibles—Goodwill and Other.” The amended guidance allows entities to use a qualitative approach to test indefinite-lived intangible assets for impairment. ASU 2012-02 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed quantitative impairment test by comparing the fair value of the indefinite-lived intangible asset with its carrying value. Otherwise, the quantitative impairment test is not required. ASU 2012-02 is effective for interim and annual periods beginning after September 15, 2012 and early adoption is permitted. SuperMedia anticipates that the adoption of ASU 2012-02 will not have a material impact on its consolidated financial statements.

Changes in and Disagreements with SuperMedia’s Accountants on Accounting and Financial Disclosure

None.

SuperMedia’s Executive Officer and Director Compensation

Executive Compensation.

As a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K, SuperMedia has elected to follow scaled disclosure requirements for smaller reporting companies with respect to the disclosures required by Item 402 of Regulation S-K.

The following table sets forth a summary of compensation paid to SuperMedia’s Chief Executive Officer and the two other most highly paid persons serving as executive officers during fiscal year 2012 (SuperMedia’s “named executive officers”) for the fiscal years ended December 31, 2012 and December 31, 2011.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards	Non-Equity Incentive Plan Compensation		Change in Pension Value(4)	All Other Compensation(5)	Total
						Annual Incentive Awards(2)	Long-term Incentive Plan Awards(3)
Peter J. McDonald	2012	$919,731	—	—	—	$889,920	$424,475	—	$41,977	$2,276,103
President and Chief Executive Officer	2011	900,000	—	—	—	900,000		—	34,788	$1,834,788

Samuel D. Jones	2012	459,865	—	68,880	—	333,720	254,685	135,550	36,404	1,289,105
Executive Vice President, Chief Financial Officer and Treasurer	2011	450,000	100,000	—	210,800	337,500		166,020	46,075	1,310,395

Del Humenik	2012	459,865	—	45,920	—	311,472	169,790	—	25,598	1,012,645
Executive Vice President—Sales	2011	450,000	100,000	308,700	105,400	315,000		—	77,084	1,356,184

(1)	For 2012, these values represents the grant date fair value of the restricted stock awards granted to Messrs. Jones and Humenik. The dollar amounts were computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation (“ASC Topic 718”) as required by the Securities and Exchange Commission regulations, and exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	Represents cash awards made under SuperMedia’s short-term incentive plan, as described below.
(3)	Represents the value of long-term incentives earned, but not yet paid, under SuperMedia’s 2012 cash long-term incentive award plan. These amounts are scheduled to pay out, absent a change in control, in the first quarter of 2014. These amounts may be accelerated under a qualifying change in control.
(4)	Represents the year-to-year increase in pension value for each of the named executive officers that participate in SuperMedia’s pension plans. Mr. McDonald and Mr. Humenik do not participate in SuperMedia’s pension plans.
(5)	Includes compensation as described under “All Other Compensation” below.

All Other Compensation

The table below sets forth the components of compensation for 2012 included in the “All Other Compensation” column in the Summary Compensation Table above.

Name	Flexible Allowance	Company Contributions to Savings Plan	Financial Planning	Physical Examination	Other	Total
Peter J. McDonald	$26,400	$15,577	—	—	—	$41,977
Samuel D. Jones	15,600	7,500	13,304	—	—	36,404
Del Humenik	15,600	—	9,998	—	—	25,598

Elements of SuperMedia’s 2012 Executive Compensation Program

Base Salary

Base salaries provide SuperMedia’s executive officers with a predictable level of income. SuperMedia’s compensation committee typically reviews base salaries of its executive officers on an annual basis. During the committee’s review of base salaries for executive officers for 2012, the committee primarily considered market data provided by the committee’s advisor, individual responsibilities, performance and experience of the executive officer, recommendations made by SuperMedia’s chief executive officer, internal pay equity among all of SuperMedia’s executive officers and requirements to attract key talent to the organization.

In 2012, the committee reviewed market data indicating the market position of SuperMedia’s executive officers relative to similar positions at the companies comprising the comparator group. Based upon this market data and consideration of the other factors described above, the committee approved a company-wide budget of 3% for base salary increases in 2012 for all employees, including SuperMedia’s executive officers, effective April 1, 2012.

Incentive Compensation

In light of SuperMedia’s equity market capitalization financial results and strategic objectives, SuperMedia’s compensation committee undertook a review of its executive compensation programs for 2012. Importance was placed on the objectives of preserving revenue and earnings given the declines in print advertising as well as promoting emerging streams of revenue from digital offerings. Therefore, SuperMedia’s compensation committee sought to tie incentives to EBITDA and revenue. In addition, the committee was advised by its consultant that continuing to offer market competitive long-term incentive value solely in the form of equity would result in excessive dilution given the current share price valuation. As a result of these considerations, the committee opted to shift the mix of long-term incentive vehicles to 90% cash and 10% restricted stock. To emphasize digital revenue, an enhanced short-term incentive plan was added only for 2012 to incent digital revenue and EBITDA and awarded only upon achievement of minimum levels of multi-product revenue.

2012 Short Term Incentive Program

On February 15, 2012, SuperMedia’s compensation committee established the performance objectives and other terms of SuperMedia’s 2012 short term incentive plan pursuant to its 2009 Long Term Incentive Plan. The 2012 short-term incentive plan provides for a payment of incentive compensation to each of SuperMedia’s executive officers and to other eligible employees. These incentive compensation payments are determined by SuperMedia’s achievement of specified performance metrics for 2012. The target awards were set at a percentage of the individual executive officer’s base salary and were the same as 2011 short-term incentive targets. Award opportunities were subject to SuperMedia achieving levels of performance for the following metrics:

•

EBITDA. The committee selected this metric because it provides a measure of SuperMedia’s performance and ability to service debt and reinvest in growth initiatives. The committee also believes EBITDA to be a strong indicator of SuperMedia’s cash flow, which the committee determined to be an important metric given SuperMedia’s level of indebtedness. EBITDA is a non-GAAP measure. The committee calculated EBITDA by adding GAAP depreciation and amortization to GAAP operating income. The committee also added the costs related to restructuring, certain one-time compensation and benefit costs and fresh start accounting items. The committee retained discretion to adjust EBITDA for unusual or one-time items.

•

Multi-product Ad Sales. The committee selected this metric because it is useful for comparing advertising sales for current advertising periods to corresponding sales for previous periods. As with EBITDA, the committee retained discretion to adjust multi-product ad sales for unusual or one-time items.

The committee decided that the performance metrics should be weighted 70% for EBITDA and 30% for multi-product ad sales to balance SuperMedia’s focus on revenue growth and cash flows to service debt and other initiatives. Each of the performance objectives has a threshold, target, and maximum level of payout opportunity. Achievement of 100% of the performance goals would result in award payouts equal to the target awards. At 83% achievement for EBITDA and 85% achievement for multi-product ad sales, which are the minimum thresholds for award payouts, award payouts would be equal to 25% of the target awards. At 96% achievement for EBITDA and 94% achievement for multi-product ad sales, award payouts would be equal to 86% of the target awards. At 113% achievement for EBITDA and 107% achievement for multi-product ad sales, which are the maximums, award payouts would be equal to 200% of the target awards.

In accordance with the terms of the short-term incentive plan, an executive officer’s actual payout may be increased or decreased based on individual performance. The performance evaluation includes objective measures established for each executive officer.

The following table sets forth the threshold, target and maximum levels of performance, the weights of each performance metric and target award attained for each of these metrics in 2012.

		Performance Goals ($ in millions)			% Target Award Attained (1)
Performance Metrics	Weight	Threshold	Target	Maximum	Actual
EBITDA	70%	$448	$540	$612	112.5%
Multi-product Ad Sales	30%	$1,150	$1,353	$1,450	57.3%

(1)	Based on payout scale relative to performance achieved.

In January 2013, the committee reviewed SuperMedia’s performance against the specified performance metrics under the 2012 short-term incentive plan. The committee considered other business-related items that impacted short-term incentive plan performance and evaluated adjustments to plan targets and results that included such items.

Based on the overall performance of SuperMedia for 2012, including adjustments related to both EBITDA and multi-product ad sales, the calculated payout for executive officers was 96% of target. The committee determined that the calculated results both properly reflected SuperMedia’s performance for the year and appropriately rewarded the management team for their efforts and contributions. Accordingly, the committee chose not to apply any upward or downward discretion to the calculated payout, resulting in award values for each of SuperMedia’s named executive officers equal to 96% of their individual target awards. The awards are scheduled to be paid in February 2013. The amounts scheduled to be paid to the named executive officers under the annual incentive plan are included in the summary compensation table contained in the section entitled “—SuperMedia’s Executive Officer and Director Compensation—Executive Compensation.”

As previously stated, the committee approved 2012 target short-term incentive opportunities for each named executive officer, as a percentage of base salary, that were the same as the 2011 short-term incentive targets. The following table sets forth the short-term incentive target opportunities and the actual 2012 short-term incentive award payouts based on performance achieved under the 2012 short-term incentive plan, as a percentage of base salary, for each of SuperMedia’s named executive officers that had an opportunity to earn a short-term incentive award in 2012.

Name	2012 Target Short-term Incentive Opportunity (% of base salary)	Actual 2012 Short-term Incentive Payout (% of base salary)
Peter J. McDonald	100%	96%
Samuel D. Jones	75%	72%
Del Humenik	70%	67%

In addition to the awards described above, the 2012 short-term incentive plan provides for an additional incentive opportunity equal to the target award, which is designed to create an additional incentive to accelerate SuperMedia’s transition to a digital product base. The effect of this additional incentive is to provide participants, including SuperMedia’s named executive officers, with the potential to earn up to an additional one time their target awards under the 2012 short-term incentive plan if performance exceeded planned levels of digital revenue and EBITDA.

SuperMedia did not achieve this target, and therefore, no awards were earned under the additional incentive opportunity described above.

2013 Short Term Incentive Programs

On January 25, 2013, SuperMedia’s compensation committee established the performance objectives and other terms of SuperMedia’s 2013 Short Term Incentive Plan (the “2013 STI Plan”) pursuant to SuperMedia’s 2009 Long Term Incentive Plan (the “LTIP”). The 2013 STI Plan provides for a payment of incentive compensation to each of SuperMedia’s executive officers and to other eligible employees. These incentive compensation payments are determined by SuperMedia’s achievement of specified performance metrics for 2013, based on: (i) EBITDA (earnings before interest, taxes, depreciation, and amortization), which comprises 70% of the total incentive opportunity; and (ii) multi-product ad sales, which comprises 30% of the total incentive opportunity.

Generally, each performance metric has a threshold, target and maximum level of performance which corresponds to a threshold, target and maximum incentive opportunity; there are, however, additional breakpoints to the performance and payout curves, as set forth in the below table. For performance between any of the set points included in the below table, the incentive award will be calculated using straight-line interpolation between the nearest set points above and below the actual performance level.

The performance threshold for each metric is equal to 90% of target. Performance results that are below the threshold will result in a 0% payout. As an example, and as illustrated in the table below, 90% achievement for EBITDA and 90% achievement for multi-product ad sales would result in a payout of 10% of the target award. It is possible to earn an incentive payout for performance against one metric while earning 0% for the other. If any incentive is earned, it will be paid in cash during the first quarter of 2014, subject to the terms and conditions of the LTIP.

Following a change in control of SuperMedia, awards under the 2013 STI Plan will be paid out based on SuperMedia’s performance up to the date of the change in control and will be pro-rated for the time worked during the year.

EBITDA			Multi-product Ad Sales
	Performance vs. Target	Incentive Award Earned		Performance vs. Target	Incentive Award Earned
Threshold	90%	7%	Threshold	90%	3%
Performance Level A1	93.7%	45.5%	Performance Level B1	95%	21%
Performance Level A2	98%	63%	Target	100%	30%
Target	100%	70%	Maximum	105%	60%
Performance Level A3	105%	73.5%
Maximum	120%	140%

2012 Cash Long Term Incentive Program

On February 15, 2012, SuperMedia’s compensation committee established the performance objectives and other terms of SuperMedia’s 2012 cash long-term incentive plan pursuant to its 2009 Long Term Incentive Plan. The 2012 cash long-term incentive plan provides for a payment of incentive compensation to each of SuperMedia’s executive officers and to other eligible employees based on the relative achievement of specified performance objectives. For 2012 and 2013, respectively, these metrics are : (i) EBITDA, which comprises 50% of the total incentive opportunity; and (ii) multi-product ad sales, which comprises the remaining 50% of the incentive opportunity.

The 2012 cash long-term incentive plan comprises a two-year performance period, with each of fiscal years 2012 and 2013 representing one measurement period. The executive’s incentive opportunity for each of 2012 and 2013 will be equal to 50% of the total target incentive opportunity (the “Target Award”). If, at the end of the 2012 measurement period, SuperMedia’s performance against the specified performance metrics results in an award to any participating executive officer, the payment of such award amount shall be deferred until the first calendar quarter of 2014. Performance objectives for the 2013 measurement period will be determined by the committee within the first 90 days of 2013. If any incentive award is earned by any executive officer for performance during the 2013 measurement period, payment for such award will also be made in the first calendar quarter of 2014. Following a change in control of SuperMedia, awards made under this plan would be paid out at the maximum award level six months after the change in control, contingent on the participants’ continued employment with SuperMedia (subject to certain exceptions).

Achievement of 100% of the performance objectives for either the 2012 or 2013 measurement periods would result in award payouts equal to 50% of the Target Awards. When viewed together, the total incentive opportunity for both 2012 and 2013, assuming performance at 100% of target, equals the Target Award set forth in the table below.

For the 2012 measurement period, at 83% achievement for EBITDA and 85% achievement for multi-product ad sales, which are the minimum thresholds for any award payouts, award payouts would be equal to 25% of the target award value for 2012 (or 12.5% of the Target Award). At 96% achievement for EBITDA and 94% achievement for multi-product ad sales, award payouts would be equal to 76% of the target award value for

2012 (or 38% of the Target Award). At 100% achievement for EBITDA and 100% achievement for multi-product ad sales, award payouts would be equal to 100% of the target award value for 2012 (or 50% of the Target Award). At 120% achievement for EBITDA and 110% achievement for multi-product ad sales, which are the maximums, award payouts would be equal to 200% of the target award value for 2012 (or 100% of the Target Award). Payouts based on actual company performance will be calculated using straight-line interpolation between the various performance levels described above.

The Target Awards under the 2012 cash long-term incentive plan for each of SuperMedia’s named executive officers are set forth below:

Executive Officer	2012 Target Award
Peter McDonald—	$500,000
President and Chief Executive Officer
Samuel D. Jones—	$300,000
Executive Vice President, Chief Financial Officer and Treasurer
Del Humenik—	$200,000
Executive Vice President—Sales

2013 Cash Long Term Incentive Program

On January 25, 2013, SuperMedia’s compensation committee established the performance objectives and other terms for the 2013 performance measurement period under each of the 2012-2013 Cash Long Term Incentive Plan (the “2012-2013 Cash LTI Plan”) and the 2013-2014 Cash Long Term Incentive Plan (the “2013-2014 Cash LTI Plan”), each of which was established pursuant to the LTIP.

The 2012-2013 Cash LTI Plan was initially established in February 2012, and the performance objectives for the 2012 measurement period were approved concurrently with the plan’s initial implementation. Each of the 2012-2013 Cash LTI Plan and the 2013-2014 Cash LTI Plan has a performance period that covers two fiscal years, which results in an overlapping measurement period that consists of the second half of the first plan and the first half of the second plan. To ensure that there is no performance conflict between overlapping plans, SuperMedia has established performance objectives that apply distinctly to each measurement period. For example, the goals and potential incentive payouts for the 2013 measurement period are the same regardless of whether they are calculated under the 2012-2013 Cash LTI Plan or the 2013-2014 Cash LTI Plan.

Similar to the 2012-2013 Cash LTI Plan, the 2013-2014 Cash LTI Plan provides for a payment of incentive compensation to each of SuperMedia’s executive officers and to other eligible employees. These incentive compensation payments are determined by SuperMedia’s achievement of specified performance metrics for 2013 and 2014, respectively, based on: (i) EBITDA, which comprises 50% of the total performance opportunity; and (ii) multi-product ad sales, which comprises the remaining 50% of the performance opportunity.

The 2013-2014 Cash LTI Plan comprises a two-year performance period, with each of fiscal years 2013 and 2014 representing one measurement period. If, at the end of the 2013 measurement period, SuperMedia’s performance against the specified metrics results in an award to any participating executive officer, the payment of such award amount will be deferred until the first calendar quarter of 2015. Performance objectives for the 2014 measurement period will be determined by SuperMedia’s compensation committee within the first 90 days of 2014. If any incentive award is earned by any executive officer for performance during the 2014 measurement period, payment for such award will also be made in the first calendar quarter of 2015.

Following a change in control of SuperMedia, awards granted under the 2013-2014 Cash LTI Plan will be paid out based on SuperMedia’s performance up to the date of the change in control and will be pro-rated for time worked during the performance period.

Equity Grants to Executive Officers

On February 15, 2012, SuperMedia’s compensation committee also approved grants of restricted stock awards under the 2009 Long Term Incentive Plan, effective as of February 24, 2012, to certain of SuperMedia’s executive officers and to other eligible employees.

The restricted stock vests over three years in equal installments of one-third on the first, second, and third anniversaries of the grant date. All unvested shares of restricted stock will immediately terminate upon the employee’s termination of employment with SuperMedia for any reason on or before the third anniversary date of the award, except that the committee, at its sole option and election, may permit the unvested shares not to terminate if the employee is terminated without cause. If a change in control occurs on or before the third anniversary date of the award, all unvested shares of restricted stock will immediately vest.

The following named executive officers were granted shares of restricted stock in the following amounts on the terms and conditions set forth in their restricted stock award agreements:

Executive Officer	Restricted Shares
Samuel D. Jones—	24,000
Executive Vice President, Chief Financial Officer and Treasurer
Del Humenik—	16,000
Executive Vice President,—Sales

The differences in the equity awards between the named executive officers were primarily the result of differences in the applicable estimated competitive market level of equity and total direct compensation for their respective positions, and not the application of any formula designed to maintain differentials between the officers.

Other Benefits

SuperMedia’s executive officers are eligible to participate in various benefit plans available generally to its employees. Under these plans, all employees are entitled to access health, dental, vision, term life insurance and disability coverage. All employees, including SuperMedia’s executive officers, are also eligible to receive vacation, sick leave and other paid holidays. Former employees of Verizon’s directories business and employees with at least 13 1/2 years of service as of June 30, 2006 are also entitled to post-retirement medical benefits. SuperMedia assumed this obligation to provide post-retirement medical benefits from Verizon in connection with the spin-off in 2006.

The executive officers are also eligible to receive the following benefits:

•	annual physical examinations;

•	financial planning resources, services and assistance; and

•	flexible allowances.

SuperMedia’s compensation committee approved the flexible allowance for executives in lieu of other benefits historically provided by SuperMedia’s former parent company, such as car allowances and club dues.

Savings Plan

SuperMedia’s executive officers and other employees are eligible to participate in the SuperMedia Savings Plan. Participants can elect to contribute to this plan on a pre-tax and/or post-tax basis and receive a company matching contribution of up to 6% of eligible compensation, which includes base salary and annual short-term incentives, subject to applicable Internal Revenue Service limitations. Management employees are eligible for an additional company matching contribution under the plan of up to 3% of eligible compensation if SuperMedia performance criteria, established by the compensation committee, are met. For 2012, based on SuperMedia’s relative achievement against these measures, no supplemental contributions would be made.

Pension Plans

In connection with the spin-off, Verizon transferred to SuperMedia certain pension assets and liabilities related to its employees, including some of its executive officers. The benefit obligations are now provided under SuperMedia pension plans: the SuperMedia pension plan for management employees (the “management plan”) and the SuperMedia excess pension plan (the “excess plan”). These plans provide for benefits that were provided to these named executive officers under Verizon plans prior to the spin-off in 2006. These plans were frozen by Verizon and do not accept new participants. Brief descriptions of the plans are provided below.

Management Plan

The management plan is a noncontributory, tax-qualified pension plan for salaried employees who previously participated in Verizon pension plans prior to the spin-off from Verizon in 2006. Benefits are based on a cash balance formula that provided for pay credits ranging from 4% to 7% of annual eligible pay up to the applicable IRS limit, for each year of pension accrued service. Participants no longer receive pay credits. In general, eligible pay included base salary and short-term incentives, exclusive of certain senior management or other incentive compensation, and other similar types of payments. Participant accounts receive monthly interest credits based upon the prevailing market yields on certain U.S. Treasury obligations.

As part of the transition to a cash balance formula, all participants with at least ten years of service with Verizon as of January 1, 2002, could receive benefits under an alternative benefit formula, referred to as the “highest average pay formula,” if that formula provided a larger benefit than the cash balance formula. Under this alternative formula, benefits are equal to 1.35% of eligible pay for each year of pension accrual service, based on the highest average annual salary during any five consecutive years of employment, up to the applicable IRS limit. Each of the named executive officers that participate in the management plan has his or her benefits under the plan calculated under the highest average pay formula.

Benefits under the management plan are payable in a lump sum or an annuity, at the participant’s election. Lump sum benefits are generally equal to the greater of the participant’s cash balance account or the actuarial value of the highest average pay formula, if applicable. Annuity benefits are generally equal to the greater of the actuarial value of a participant’s cash balance account or the highest average pay formula, if applicable.

Under the plan, a participant must have 75 points (age plus years of service) with at least 15 years of service to be retirement eligible. Existing participants may earn additional years of service for the purpose of determining retirement eligibility. Retirement-eligible participants who retire before the normal retirement age, under the plan, are entitled to their full, unreduced pension benefit if they have reached age 55 before they retire. For retirement-eligible participants who retire before reaching age 55, the pension benefit is reduced 3% for each year up to a maximum of 18%. Of SuperMedia’s current named executive officers, only Mr. Jones is retirement eligible.

Excess Plan

The excess plan is an unfunded non-qualified plan that provides supplemental retirement benefits to the participating named executive officers and other eligible employees. The excess plan provides benefits under the same formulas as the management plan, but only with respect to compensation that cannot be taken into account under the management plan because it exceeds the applicable IRS limit. Benefits under the excess plan are payable in a lump sum and are paid following a participant’s termination of employment. Benefits under the excess plan may not be paid to the participating named executive officers and other key employees until at least six months following termination of their employment with SuperMedia.

Employment Agreements

President and CEO Employment Agreement

In connection with his appointment as president and chief executive officer, Peter J. McDonald entered into an employment agreement with SuperMedia in December 2010. The agreement expires on December 13, 2013, unless extended. The agreement provides for an annual base salary of $900,000 and Mr. McDonald is eligible to earn a target annual short-term incentive award of 100% of his base salary. In addition, Mr. McDonald also received (i) a one-time cash payment of $750,000 as a signing and relocation payment; (ii) stock options to purchase 150,000 shares of SuperMedia’s common stock; and (iii) a restricted stock award of 150,000 shares of SuperMedia’s common stock. Mr. McDonald is entitled to receive employee benefits provided to senior executives at a level commensurate with his position.

Under his employment agreement, Mr. McDonald is entitled to receive payments upon the termination of his employment under certain circumstances. These payments are described under the section entitled “The Transaction—Interests of Certain Persons in the Transaction—SuperMedia.” Mr. McDonald does not participate in, and is not entitled to receive any payments or other benefits under, SuperMedia’s executive transition plan.

Executive Transition Plan

SuperMedia’s executive transition plan (the “transition plan”) provides specified payments and other benefits to its executive officers, including each of its current named executive officers, other than its chief executive officer, in the event the officer’s employment is terminated under the circumstances described below. During 2010, SuperMedia’s compensation committee amended the transition plan to eliminate tax gross-up payments for new participants and bring it into compliance with Section 409A requirements. SuperMedia is not required to provide any payment or benefit under the transition plan that duplicates any payment or benefit that an executive officer is entitled to receive under any other SuperMedia compensation or benefit plan, award agreement, or other arrangement. Payments and other benefits payable to SuperMedia’s chief executive officer in the event his employment is terminated are covered by the terms of his employment agreement. For a description of these payments and other benefits, see “—President and CEO Employment Agreement” above.

Termination Without Cause. If SuperMedia terminates the employment of an executive officer without cause, unrelated to a change in control, then the officer is entitled to receive the following payments and benefits:

•

an amount equal to a multiple (the “severance multiplier”) of (a) the officer’s highest annual rate of base salary at any time during the preceding 24 months, plus (b) the officer’s target short-term incentive award for the calendar year in which the termination occurs (or, if greater, the actual short-term incentive award earned by the officer for the preceding calendar year). The severance multiplier is 1.0 for payments and benefits payable in the event of a termination without cause;

•

an amount equal to the officer’s target short-term incentive award for the year in which the termination occurs, prorated by the number of days elapsed since the beginning of that year to the date of termination;

•	an amount equal to the officer’s unpaid base salary earned through the date of termination and unpaid short-term incentive award earned for the preceding year;

•	any payments or benefits payable to the officer or the officer’s spouse or other dependents under any other SuperMedia employee plan or program;

•

continued participation by the officer and the officer’s spouse and other dependents in SuperMedia’s group health plan, at the same benefit and contribution levels in effect immediately before the termination for a number of months equal to 12 times the severance multiplier or, if sooner, until similar coverage is obtained under a new employer’s plan. If continued coverage is not permitted by

SuperMedia’s plan or applicable law, SuperMedia will pay the cost of COBRA continuation coverage to the extent any of these persons elects and is entitled to receive COBRA continuation coverage;

•

if applicable, continued participation in SuperMedia’s executive life insurance program for the greater of (a) a number of months equal to 12 times the severance multiplier as if the officer’s employment had continued at the officer’s highest annual rate of base salary in effect at any time during the 24 months preceding termination of employment, and (b) the period provided by the program;

•	continued receipt of perquisites made available to the officer during the 12 months preceding the termination for a number of months equal to 12 times the severance multiplier; and

•	outplacement services for up to one year following the termination.

In addition, SuperMedia’s compensation committee, in its sole discretion, may accelerate vesting of any outstanding long-term incentive awards held by the executive officer.

Under the transition plan, an executive officer is deemed to have been terminated without cause if the executive officer is terminated for any reason other than:

•	a conviction of or plea of nolo contendere to a felony;

•	fraud or a material act or omission involving dishonesty with respect to SuperMedia;

•	willful failure or refusal to carry out material employment responsibilities;

•	gross negligence, willful misconduct or a pattern of behavior likely to have an adverse effect on SuperMedia; or

•	a willful, material violation of a material SuperMedia policy.

Termination in Connection with a Change in Control. If SuperMedia terminates the employment of an executive officer without cause during the period beginning six months prior to the date of a change in control (or, if earlier, the date a definitive agreement is signed that would result in a change in control) and ending on the first anniversary of the change in control, or if an executive officer terminates employment for good reason within one year after a change in control, then the officer is entitled to receive the payments and benefits described above, except that the severance multiplier is 2.0.

In the event a change in control occurs, all outstanding long-term incentive awards held by an executive officer will become fully vested if the officer is employed by SuperMedia immediately before the change in control occurs. The payout under any performance-based award will equal the target amount. Under the transition plan, a change in control is defined in the same manner as in the 2009 Long-Term Incentive Plan.

An executive officer is deemed to have terminated his or her employment for good reason if the termination follows:

•

a material adverse change in status or position, including, without limitation, any material adverse change resulting from a diminution in the executive officer’s position, duties, responsibilities, authority or assignment of duties to the executive officer that are materially inconsistent with his or her status or position;

•	a reduction in base salary or target incentive opportunities;

•	the relocation of the covered named executive officer’s principal place of business of more than 50 miles; or

•	at the time of a change in control, a failure by the successor company to assume SuperMedia’s obligations under the transition plan.

Termination Due to Death or Disability. If an executive officer’s employment terminates due to death or is terminated by SuperMedia due to disability, the officer (or the officer’s beneficiary) is entitled to receive a cash payment equal to six months’ base salary plus a prorated portion of the officer’s target short-term incentive award for the year in which the termination occurs. Vesting of the officer’s outstanding long-term incentive awards is subject to the discretion of SuperMedia’s compensation committee. An executive officer whose employment is terminated by SuperMedia due to disability is also entitled to receive two years of continuing group health and welfare benefits (including continued participation in SuperMedia’s executive life insurance program and conversion of any life or disability policies) at SuperMedia’s expense.

Obligations of the Officer. Payment and benefits under the transition plan are subject to compliance by the former officer with the restrictive covenants in the transition plan, including non-disclosure, non-competition and non-solicitation covenants. The non-competition and non-solicitation covenants expire on the first anniversary of the termination of the officer’s employment. The non-disclosure covenant does not expire. If the former officer violates any of these covenants, the officer will not be entitled to further payments and benefits under the transition plan and must repay SuperMedia for the payments and the value of benefits previously received under the transition plan. All payments or benefits under the transition plan are conditioned on the execution of a general release of claims by the former officer in favor of SuperMedia, its affiliates, and their officers, directors and employees.

Tax Gross-Up Payments. In the event an executive officer is subject to federal excise taxes for benefits he or she is entitled to under the transition plan or otherwise from SuperMedia, the officer is entitled to receive an amount necessary to offset the excise taxes and any related income taxes, penalties and interest. This benefit was grandfathered in 2010; therefore, all new officers that join SuperMedia after January 1, 2010 do not receive tax gross-up payments.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table sets forth the number and value of shares of restricted stock, restricted stock units and stock options held by each named executive officer that were outstanding as of December 31, 2012. The value of restricted stock awards was calculated based on a price of $3.42 per share, the closing price of SuperMedia’s common stock on December 31, 2012, the last trading day of the year.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested
Peter J. McDonald	100,000	50,000	(1)	$7.25	12/09/2020	50,000	(3)	$171,000
Samuel D. Jones	13,333	26,666	(2)	8.82	02/25/2021	35,850	(3)	122,607
Del Humenik	3,334	13,334	(2)	8.82	02/25/2021	39,334	(4)	134,522

(1)	The stock options were granted to Mr. McDonald on December 9, 2010. The remaining unvested portion of this stock option award is scheduled to vest as to one-third of the original number of shares granted on the next anniversary date of the award.
(2)	The stock options were granted to each of Messrs. Jones and Humenik on February 25, 2011. The remaining unvested portions of these stock option awards are scheduled to vest as to one-third of the original number of shares granted on each of the next two anniversary dates of the awards. The number reported for Mr. Humenik does not include 3,334 exercisable stock options that have been transferred to Mr. Humenik’s former spouse pursuant to a divorce decree.
(3)	Restricted stock awards were granted to Mr. Jones on March 12, 2010 and February 24, 2012. Mr. McDonald’s restricted stock award was granted to him on December 9, 2010, under his employment agreement. The restricted stock awards vest in three equal annual installments beginning on the first anniversary of each grant date.

(4)	Restricted stock units and restricted stock awards were granted to Mr. Humenik on February 25, 2011 and February 24, 2012, respectively. They vest in three equal annual installments beginning on the first anniversary of each grant date.

2012 Director Compensation

Set forth below is a summary of the components of compensation payable to SuperMedia’s non-management directors, except Mr. Slater, who has waived all director compensation, for board and committee services.

Cash Compensation

The annual cash retainer for board service is $70,000. SuperMedia reimburses directors for all expenses incurred in attending board and committee meetings. The table below shows director fees payable in addition to the annual retainer for 2012.

Service / Type	Compensation Amount
Board Retainer	$70,000
Annual Chairman of the Board Fee	$109,500
Annual Vice Chairman of the Board Fee	$10,000
Annual Audit Committee Chairman Fee	$20,000
Annual Compensation Committee Chairman Fee	$20,000
Annual N&CG Committee Chairman Fee	$10,000
Meeting Fee(1)	$2,000
Equity Based Compensation	$70,000

(1)	Meeting fees are paid only for meetings in addition to the regularly scheduled board meetings.

Annual Equity-Based Compensation

Non-management directors, except Mr. Slater, generally receive an annual award of restricted stock equal to $70,000 divided by the closing price of SuperMedia’s common stock on the grant date. Non-management directors who are first elected or appointed to the board other than at an annual meeting of stockholders receive a prorated award. In either case, the shares of restricted stock vest one year from the date of grant.

On February 24, 2012, in lieu of an annual restricted stock award equal to $70,000, the board granted each non-management director 5,000 shares of restricted stock, with the balance of the award to be payable in cash. The shares of restricted stock granted on February 24, 2012 will vest, and the balance of the award will be paid out in cash, one year from the date of grant.

Director Compensation Table

The table below sets forth the compensation payable to SuperMedia’s non-management directors for service during 2012.

Name(1)	Fees Earned or Paid in Cash	Stock Awards(2)	Total
Edward J. Bayone	$109,071.33	$70,000	$179,071.33
Robert C. Blattberg	112,982.44	70,000	182,982.44
Charles B. Carden	141,000.00	70,000	211,000.00
Thomas D. Gardner	157,143.05	70,000	227,143.05
David E. Hawthorne	136,094.00	70,000	206,094.00
Thomas S. Rogers	149,000.00	70,000	219,000.00
John Slater(3)	—	—	—
Douglas D. Wheat	196,007.95	70,000	266,007.95

(1)	Peter J. McDonald, SuperMedia’s president and chief executive officer, is not included in this table because he was an employee of SuperMedia during 2012 and, therefore, did not receive compensation for his service as a director. See Summary Compensation Table for the compensation earned by Mr. McDonald during 2012.
(2)	Represents the aggregate grant date fair value of restricted stock granted to SuperMedia’s non-management directors in 2012. Pursuant to the Securities and Exchange Commission rules, the dollar amounts were computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation (“ASC Topic 718”), and exclude the impact of estimated forfeitures related to service-based vesting conditions.
(3)	At his request, Mr. Slater, who was nominated by SuperMedia’s largest stockholder to serve on its board, has waived all director compensation.

Security Ownership of Certain Beneficial Owners and Management of SuperMedia and Related Stockholder Matters

As of January 25, 2013, there were approximately 174 holders of record of SuperMedia’s common stock.

The tables below provide information regarding the beneficial ownership of SuperMedia’s common stock as of January 25, 2013, by:

•	each of SuperMedia’s directors;

•	each of SuperMedia’s named executive officers;

•	all directors and executive officers as a group; and

•	each beneficial owner of more than 5% of SuperMedia’s common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Unless otherwise indicated and subject to community property laws where applicable, SuperMedia believes that each of the stockholders named in the table below has sole voting and investment power with respect to the shares indicated as beneficially owned. Each of SuperMedia’s directors and executive officers, and all of SuperMedia’s directors and executive officers as a group, beneficially owned less than 1% of SuperMedia’s common stock outstanding as of January 25, 2013.

Directors and Executive Officers

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership
Edward Bayone(1)	16,096
Robert C. Blattberg(1)	16,096
Charles B. Carden(1)	16,096
Thomas D. Gardner(1)	16,096
John Slater	—
Thomas S. Rogers(1)	16,096
Douglas D. Wheat(1)	17,821
Peter J. McDonald(2)(4)	233,080
Samuel D. Jones(2)(4)	79,949
Del Humenik(2)(3)(4)	53,379
All directors and executive officers as a group (14 persons)(5)	627,291

(1)	Number of shares reported for all directors, except Mr. Wheat, includes restricted stock awards from 2010 (1,843 shares), 2011 (7,936 shares) and 2012 (5,000 shares) and restricted stock unit awards from 2010 (1,317 shares), two thirds of which have vested and one third of which will vest upon a change in control. Number of shares reported for Mr. Wheat includes restricted stock awards from 2010 (2,011 shares), 2011 (7,936 shares) and 2012 (5,000 shares) and restricted stock unit awards from 2010 (2,874 shares), two thirds of which have vested and one third of which will vest upon a change in control.
(2)	Number reported includes shares of restricted stock for which the executive officer has sole voting power, but no dispositive power, as follows: Mr. McDonald (50,000 shares); Mr. Jones (35,850 shares); and Mr. Humenik (16,000 shares).
(3)	Number reported does not include 4,046 shares issuable upon settlement of vested restricted stock units and 3,334 exercisable stock options that have been transferred to Mr. Humenik’s former spouse pursuant to a divorce decree.
(4)	Number reported includes shares for which the person has a right to acquire such shares within 60 days of January 25, 2013.

(5)	Number reported includes 7,184 shares of common stock to be issued to non-management directors upon settlement of vested restricted stock units, which may be settled upon the director’s departure from the board in good standing. Until settled, the directors have no voting or dispositive power over these restricted stock units. Number reported also includes 150,873 shares of unvested restricted stock for executive officers and 35,000 shares of unvested restricted stock for non-management directors that have sole voting power, but no dispositive power.

As a result of the transaction, Dex Media will issue 0.4386 shares of Dex Media common stock for each share of SuperMedia common stock whether the transaction is consummated out of court or in the Chapter 11 cases. Therefore, each of the directors and executive officers described above will receive 0.4386 shares of Dex Media common stock for each share of SuperMedia common stock they hold. Each of SuperMedia’s directors and executive officers, and all of SuperMedia’s directors and executive officers as a group, is expected to beneficially own less than 1% of Dex Media’s common stock issued and outstanding immediately after the completion of the transaction. See “ Proposal 1: The Transaction—Interests of Certain Persons in the Transaction—SuperMedia” for additional information.

Five Percent Holders

The following table sets forth information regarding the number and percentage of shares of common stock held by all persons and entities known by SuperMedia to beneficially own 5% or more of SuperMedia’s outstanding common stock. The information regarding beneficial ownership of common stock by the entity identified below is included in reliance on reports filed by the entities with the Securities and Exchange Commission, except that the percentage is based upon SuperMedia’s calculations made in reliance upon the number of shares reported to be beneficially owned by the entity in such report and SuperMedia’s number of shares of common stock outstanding on January 25, 2013. SuperMedia knows of no other stockholder holding 5% or more of SuperMedia’s common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Paulson & Co. Inc.(1)	2,607,506	16.8%
1251 Avenue of the Americas, 50th Floor
New York, New York 10020

Restructuring Capital Associates, L.P(2)	1,691,766	10.8%
2 Stamford Plaza, Suite 1501
281 Tresser Boulevard
Stamford, Connecticut 06901

Schultze Asset Management, LLC(3)	1,403,918	9.1%
3000 Westchester Avenue
Purchase, NY 10577

Hayman Capital Management, L.P.(4)	1,560,941	9.96%
2101 Cedar Springs Road
Suite 1400
Dallas, Texas 75201

(1)

According to a Schedule 13D filed by Paulson on January 11, 2010, Paulson has shared voting and dispositive power over 2,607,506 shares of common stock. Paulson is an investment advisor registered under the Investment Advisor Act of 1940 and is the investment manager of Paulson Advantage Master Ltd. (411,956 shares), Paulson Advantage Plus Master Ltd. (977,240 shares), Paulson Advantage Select Master Fund Ltd. (8,863 shares), Paulson Credit Opportunities Master Ltd. (510,363 shares) and Paulson Recovery Master Fund Ltd. (699,084 shares) (collectively, the “Paulson funds”). John Paulson is the controlling person of Paulson. Each of Paulson and John Paulson may be deemed to indirectly beneficially own the securities directly owned by the Paulson funds.
(2)	According to a Schedule 13G filed by Restructuring Capital Associates, L.P. on December 11, 2012, Restructuring Capital Associates, L.P. and James D. Bennett have shared voting and dispositive power over 1,691,766 shares of common stock; Bennett Restructuring Fund, L.P. has shared voting and dispositive power over 825,758 shares; and Bennett Restructuring Offshore Fund, Inc. has shared voting and dispositive power over 807,394 shares.
(3)	According to a Schedule 13D filed by Schultze Asset Management, LLC (“SAM”) on June 21, 2012, SAM and George J. Schultze have shared voting and dispositive power over 1,403,918 shares of common stock; and Schultze Master Fund, Ltd. has shared voting and dispositive power over 1,252,622 shares. SAM acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts. In its capacity as investment manager, and pursuant to investment management agreements between Schultze Asset Management, LLC and each managed account, SAM has the sole power to vote and dispose of the securities owned by the managed accounts. Schultze Master Fund, Ltd. is one of SAM’s managed accounts. George J. Schultze is the managing member of SAM. George J. Schultze exercises sole voting and investment control over SAM.
(4)	According to a Schedule 13G filed by Hayman Capital Management, L.P. (“Hayman”) on December 12, 2012, Hayman, Hayman Investments, L.L.C. and J. Kyle Bass have shared voting and dispositive power over 1,560,941 shares of common stock. Hayman Capital Management acts as an investment adviser to, and manages investment and trading accounts of, other persons, including Hayman Capital Master Fund, L.P. Hayman Capital Management may be deemed, through investment advisory contracts or otherwise, to beneficially own securities owned by other persons, including Hayman Capital Master Fund. Hayman Investments is the general partner of Hayman Capital Management and may be deemed to control Hayman Capital Management and beneficially own securities owned by Hayman Capital Management. Mr. Bass is the managing member of Hayman Investments and may be deemed to control Hayman Investments and beneficially own securities owned by Hayman Investments.

As a result of the transaction, Dex Media will issue 0.4386 shares of Dex Media common stock for each share of SuperMedia common stock whether the transaction is consummated out of court or in Chapter 11 cases. Therefore, the beneficial owners of 5% or more of SuperMedia’s outstanding common stock described above will receive 0.4386 shares of Dex Media common stock for each share of SuperMedia common stock they beneficially own. Paulson, Restructuring Capital Associates, L.P., SAM and Hayman will each receive approximately 1,143,652, 742,008, 615,758 and 684,628 shares of Dex Media common stock, respectively, which constitute approximately 6.7, 4.3, 3.6 and 4.0 percent, respectively, of Dex Media’s common stock issued and outstanding immediately after the completion of the transaction.

Equity Compensation Plan Information

As of December 31, 2012, SuperMedia’s long-term incentive plan was the only equity compensation plan under which securities of SuperMedia were authorized for issuance.

The following table sets forth information as of December 31, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	—	—	—
Equity compensation plans not approved by stockholders	329,090	$7.92	835,581

Total	329,090	$7.92	835,581

Review and Approval of SuperMedia’s Transactions with Related Persons

SuperMedia’s nominating and corporate governance committee is charged with the responsibility of reviewing, approving and overseeing all transactions with related persons (as defined in the Securities and Exchange Commission regulations). The nominating and corporate governance committee will periodically reassess any related-person transaction entered into by SuperMedia to ensure its continued appropriateness. This responsibility is set forth in the nominating and corporate governance committee’s charter.

Certain Relationships and Related Transactions

Mr. Slater, one of SuperMedia’s directors, is a senior vice president at Paulson. On November 18, 2009, SuperMedia entered into a Standby Purchase Agreement (the “Standby Purchase Agreement”) with investment funds and accounts managed by Paulson. On December 31, 2009, pursuant to the Standby Purchase Agreement and SuperMedia’s Chapter 11 plan of reorganization, Paulson was issued shares of SuperMedia’s common stock representing approximately 17.4% of SuperMedia’s newly issued and outstanding common stock.

In addition, as a condition to the Standby Purchase Agreement, SuperMedia and Paulson entered into a Standstill Agreement on December 31, 2009. On January 21, 2010, SuperMedia and Paulson entered into an Amended and Restated Standstill Agreement. Pursuant to the Amended and Restated Standstill Agreement, Paulson has the right to nominate a director to SuperMedia’s board so long as it holds at least 17% of the common stock issued to it under the Standby Purchase Agreement. As a result, on January 21, 2010, the board increased the number of directors on the board to nine, and elected John Slater, Paulson’s nominee, to serve on the board. Mr. Slater has waived all director compensation while serving on the board.

Changes were also made to the limitations on Paulson’s voting rights in the election of directors, change in control transactions and other corporate matters, such that:

•	The “standstill” obligations of Paulson remain effective so long as Paulson beneficially owns 17% or more of SuperMedia’s outstanding common stock; and

•

The voting restriction thresholds, which require Paulson to vote the shares of SuperMedia’s common stock that it owns in the same proportion as the shares held by all common stockholders not affiliated with Paulson are voted with respect to such matters, were lowered by 2.5%.

The purchase period under the Standstill Agreement expired on September 30, 2010. Therefore, Paulson’s stock ownership of SuperMedia is capped at the amount that Paulson owned on such date. The termination date of the Amended and Restated Standstill Agreement is December 31, 2013.

Director Independence

As part of SuperMedia’s corporate governance guidelines, the board has established a policy requiring a majority of the members of its board to be independent. Seven of SuperMedia’s directors are independent (as defined by SuperMedia’s corporate governance guidelines). For a director to be independent, the board must determine, among other things, that the director does not have a relationship with SuperMedia that interferes with the exercise of independent judgment in carrying out the duties of a director. The guidelines for determining director independence are set forth in SuperMedia’s corporate governance guidelines, which conform to the independence requirements of the NASDAQ corporate governance standards and the applicable rules of the Securities and Exchange Commission. Applying these independence standards, the board has determined that Edward J. Bayone, Robert C. Blattberg, Charles B. Carden, Thomas D. Gardner, Thomas S. Rogers, John Slater and Douglas D. Wheat are independent directors. Peter J. McDonald is not “independent” because he is an employee of SuperMedia.

SECURITIES LAW MATTERS

This section discusses certain securities law matters that are raised by the prepackaged plans. This section should not be considered applicable to all situations or to all stockholders. Stockholders should consult their own legal counsel with respect to these and other issues.

Issuance of Common Stock

All outstanding shares of common stock of Dex One and SuperMedia are duly authorized, validly issued, fully paid and non-assessable and the shares of Dex Media common stock issuable pursuant to the consummation of the transaction outside of court or issuable pursuant to the consummation of the transaction through Chapter 11 cases, as applicable, will be duly authorized, validly issued, fully paid and non-assessable. Dex One’s common stock is listed on the NYSE under the symbol “DEXO” and SuperMedia’s common stock is listed on NASDAQ under the symbol “SPMD”; however, Dex Media’s common stock will be listed on either the NYSE or NASDAQ under the symbol “DXM”.

Issuance and Resale Under the Prepackaged Plans

In the event that the transaction is consummated through Chapter 11 cases, the offering, issuance and distribution of the Dex Media common stock pursuant to the prepackaged plans will be in compliance with the registration requirements of the Securities Act or exempt from the registration requirements of section 5 therein pursuant to Section 1145 of the Bankruptcy Code, Section 4(2) of the Securities Act, or any other available exemption from registration under the Securities Act, as applicable. Section 1145 exempts from registration the sale of a debtor’s securities under a Chapter 11 plan if such securities are offered or sold in exchange for a claim against, or equity interest in, or a claim for an administrative expense in a case concerning, such debtor. Under this exemption, Dex Media common stock generally will be exempt from the registration requirements of the Securities Act. Accordingly, recipients will be able to resell the Dex Media common stock without registration under the Securities Act or other federal securities laws, unless the recipient is an “underwriter” with respect to such securities, within the meaning of Section 1145(b)(1) of the Bankruptcy Code.

Section 1145(b)(1) of the Bankruptcy Code defines an entity as an “underwriter” if such entity:

•

purchases a claim against, interest in, or claim for an administrative expense in the case concerning the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such a claim or interest;

•	offers to sell securities offered or sold under a plan for the holders of such securities;

•

offers to buy securities offered or sold under a plan from the holders of such securities, if such offer to buy is (1) with a view to distribution of such securities, and (2) under an agreement made in connection with a plan, with the consummation of a plan, or with the offer or sale of securities under a plan; or

•	is an “issuer” with respect to the securities, as the term “issuer” is defined in Section 2(11) of the Securities Act.

Under Section 2(11) of the Securities Act, an “issuer” includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer. To the extent that persons deemed to be “underwriters” receive securities pursuant to the prepackaged plans, resales by such persons would not be exempted by Section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Persons deemed to be “underwriters,” however, may be able to sell such securities without registration, subject to the provisions of Rule 144 under the Securities Act, both of which permit the public sale of securities received pursuant to the prepackaged plans by “underwriters,” subject to the availability to the public of current information regarding the issuer, volume limitations and certain other conditions.

Whether or not any particular person would be deemed to be an “underwriter” with respect to any security to be issued pursuant to the prepackaged plans would depend upon various facts and circumstances applicable to that person. Accordingly, Dex One and SuperMedia express no view as to whether any person would be an “underwriter” with respect to any security to be issued pursuant to the prepackaged plans.

Given the complex, subjective nature of the question of whether a particular person may be an underwriter, Dex One and SuperMedia make no representations concerning the right of any person to trade in the new common stock to be distributed pursuant to the prepackaged plans. Dex One and SuperMedia recommend that potential recipients of Dex Media common stock consult their own counsel concerning whether they may trade such securities freely.

Notwithstanding the foregoing, statutory underwriters may be able to sell securities without registration pursuant to the resale limitations of Rule 144 under the Securities Act. Parties which believe they may be statutory underwriters are advised to consult with their own counsel as to the availability of the exemption provided by Rule 144.

Dex One and SuperMedia expect that the confirmation order of the bankruptcy court will provide that the issuance of the shares of Dex Media common stock distributed under the prepackaged plans shall be pursuant to a registered offering or exempt from the registration requirements of the Securities Act in accordance with Section 1145 of the Bankruptcy Code. To the extent that the Dex One and SuperMedia do not receive such confirmation and such shares are offered pursuant to Section 1145 of the Bankruptcy Code, such shares of Dex Media common stock may only be offered, resold or otherwise transferred (1) in a transaction not involving a public offering; (2) pursuant to an exemption from registration promulgated by Rule 144 of the Securities Act; (3) pursuant to an effective registration statement under the Securities Act; or (4) to Dex Media or its subsidiaries, in each of case, in accordance with any applicable U.S. federal or state laws.

Certain Transactions by Stockholders

UNDER SECTION 1145(A)(4) OF THE BANKRUPTCY CODE, STOCKBROKERS ARE REQUIRED TO DELIVER A COPY OF THIS DOCUMENT (AND SUPPLEMENTS HERETO, IF ANY, IF ORDERED BY THE BANKRUPTCY COURT) AT OR BEFORE THE TIME OF DELIVERY OF SECURITIES ISSUED UNDER THE PREPACKAGED PLANS TO THEIR CUSTOMERS FOR THE FIRST 40 DAYS AFTER THE DATE THE PREPACKAGED PLANS BECOME EFFECTIVE. THIS REQUIREMENT SPECIFICALLY APPLIES TO TRADING AND OTHER AFTERMARKET TRANSACTIONS IN SUCH SECURITIES.

LEGAL MATTERS

The validity of the Dex Media common stock to be issued in connection with the transaction will be passed upon for Dex Media by Kirkland & Ellis LLP.

EXPERTS

The consolidated financial statements of Dex One Corporation and its subsidiaries (the Successor) as of and for the year ended December 31, 2011 (Successor) and eleven-month period ended December 31, 2010 (Successor) and R.H. Donnelley Corporation and its subsidiaries (the Predecessor) as of and for the one-month period ended January 31, 2010 (Predecessor) and year ended December 31, 2009 (Predecessor) and management’s assessment of the effectiveness of internal control over financial reporting, which is included in Management’s Report on Internal Control over Financial Reporting, have been incorporated in this document by reference to the Annual Report on Form 10–K for the year ended December 31, 2011 in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of SuperMedia and its subsidiaries at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, contained in this document have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

STOCKHOLDER PROPOSALS

Dex One

Dex One will hold an annual meeting in the year 2013 only if the transaction has not already been completed. If the annual meeting is held, any proposal that a Dex One stockholder intends to present at the Dex One 2013 annual meeting of stockholders, must have been received by Mark W. Hianik, Senior Vice President, General Counsel and Chief Administrative Officer of Dex One, by November 22, 2012 in order to be included in the proxy statement and form of proxy relating to that meeting. If Dex One calls its 2013 for an annual meeting for a date that is not within 30 days (before or after) May 8, 2013, then any proposal that a Dex One stockholder intends to present at the Dex One 2013 annual meeting must be received by Mr. Hianik by 5:00 pm Eastern Time on the tenth day following the day on which notice of the annual meeting was first mailed or public disclosure of the date of the annual meeting was first made, whichever occurs first.

Stockholder director nominations or proposals of other business may be made only in compliance with certain advance notice, informational and other applicable requirements as described under “Comparison of Rights of Dex One and SuperMedia Stockholders.” Such stockholder notices should be delivered to the Corporate Secretary of Dex One at 1001 Winstead Drive, Cary, North Carolina 27513.

These advance notice, informational and other provisions are in addition to, and separate from, the requirements that a stockholder must meet in order to have a proposal included in the proxy statement under the SEC’s rules.

SuperMedia

SuperMedia will hold an annual meeting in the year 2013 only if the transaction has not already been completed. If the annual meeting is held, any proposal that a SuperMedia stockholder intends to present at the SuperMedia 2013 annual meeting of stockholders, must be received by the Corporate Secretary of SuperMedia no later than December 12, 2012 in order to be included in the proxy statement and form of proxy relating to that meeting. Any SuperMedia stockholder proposal that is not submitted for inclusion in the proxy statement but is instead sought to be presented directly at the 2013 annual meeting of stockholders, if held, must also be received by the Corporate Secretary no earlier than January 23, 2013 and no later than February 22, 2013.

Stockholder director nominations or proposals of other business may be made only in compliance with certain advance notice, informational and other applicable requirements as described under “Comparison of Rights of Dex One and SuperMedia Stockholders.” Such stockholder notices should be delivered to the Corporate Secretary of SuperMedia at 2200 West Airfield Drive, P.O. Box 619810, D/FW Airport, Texas 75261.

These advance notice, informational and other provisions are in addition to, and separate from, the requirements that a stockholder must meet in order to have a proposal included in the proxy statement under the SEC’s rules.

OTHER MATTERS

According to the Dex One amended and restated bylaws and the SuperMedia amended and restated by-laws, only business within the purpose or purposes described in the applicable notice of special meeting may be conducted at the Dex One special meeting or the SuperMedia special meeting, respectively. No matters other than the matters described in this document are anticipated to be presented for action at the Dex One special meeting or the SuperMedia special meeting, or at any adjournment or postponement of such meetings.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Dex One amended and restated certificate of incorporation and bylaws and the SuperMedia amended and restated certificate of incorporation and bylaws provide for indemnification for current and former Dex One directors and officers and current and former SuperMedia directors and officers, respectively, to the fullest extent permitted by Delaware law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

Dex Media has filed with the SEC a registration statement under the Securities Act that registers the distribution to Dex One stockholders and SuperMedia stockholders of the shares of Dex Media common stock to be issued in connection with the transaction. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Dex Media and Dex Media common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like Dex One and SuperMedia, which file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by Dex One with the SEC are also available at Dex One’s Investor Relations page on its corporate website at www.DexOne.com. The reports and other information filed by SuperMedia with the SEC are also available at SuperMedia’s Investor Relations page on its corporate website at www.SuperMedia.com. We have included the web addresses of the SEC, Dex One and SuperMedia as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

The SEC allows Dex One to incorporate by reference information in this document. This means that Dex One can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that Dex One previously filed with the SEC (other than the portions of those documents not deemed to be filed). They contain important information about Dex One and its financial condition.

Dex One SEC Filings (SEC file no. 001-07155; CIK no. 0000030419)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2011

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2012, June 30, 2012 and September 30, 2012

Current Reports on Form 8-K	Current Reports filed on: March 14, 2012, March 21, 2012, March 22, 2012, April 19, 2012, April 26, 2012, May 10, 2012, June 8, 2012 , June 27, 2012, July 25, 2012, August 10, 2012, August 21, 2012, August 23, 2012, September 18, 2012, October 25, 2012 (solely with respect to Item 8.01), December 6, 2012, December 10, 2012, December 20, 2012, December 21, 2012 and January 23, 2013

Proxy Statement on Schedule 14A	Filed March 22, 2012

The description of Dex One’s common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions	Filed January 20, 2010

In addition, Dex One also incorporates by reference additional documents that it files with the SEC between the date of this document and the date of the Dex One special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. However, some documents or information, such as that called for by Item 2.02 and Item 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents or such information is incorporated by reference into this document. Additionally, to the extent this document or the documents or information incorporated by reference into this document contains references to the internet websites of Dex One or SuperMedia, the information on those websites does not constitute a part of, and is not incorporated by reference into, this document.

Dex One has supplied all information contained or incorporated by reference in this document relating to Dex One, as well as all pro forma financial information, and SuperMedia has supplied all information relating to SuperMedia. Documents incorporated by reference are available from Dex One without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Dex One at the following address;

Dex One Corporation

1001 Winstead Drive Cary, North Carolina 27513 Attention: Investor Relations

Dex One stockholders requesting documents should do so by March 6, 2013 to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from Dex One, Dex One will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

Neither Dex One nor SuperMedia has authorized anyone to give any information or make any representation about the transaction or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

APPENDIX A

EXECUTION COPY

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and among

DEX ONE CORPORATION,

NEWDEX, INC.,

SPRUCE ACQUISITION SUB, INC.

and

SUPERMEDIA INC.

DATED AS OF DECEMBER 5, 2012

ARTICLE I THE MERGERS		A-2

1.1	The Dex Merger	A-2
1.2	The SuperMedia Merger	A-2
1.3	Closing	A-2
1.4	Effective Time	A-2
1.5	Effects of the Mergers	A-2
1.6	Certificate of Incorporation; Bylaws	A-3
1.7	Governance Arrangements	A-3
1.8	Tax Consequences	A-3
1.9	No Dissenters Rights	A-3

ARTICLE II CONVERSION OF SECURITIES; EXCHANGE OF SHARES		A-3

2.1	Conversion of Dex Common Stock	A-3
2.2	Conversion of SuperMedia Common Stock	A-4
2.3	Conversion of Merger Sub Stock	A-4
2.4	Cancellation of Existing Newco Stock	A-4
2.5	Certain Adjustments	A-4
2.6	SuperMedia Equity and Equity-Based Awards	A-5
2.7	Dex Equity and Equity-Based Awards	A-5
2.8	Exchange of Shares	A-7

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SUPERMEDIA		A-9

3.1	Corporate Organization	A-9
3.2	Capitalization	A-10
3.3	Authority; No Violation	A-11
3.4	Consents and Approvals	A-12
3.5	Reports	A-13
3.6	Financial Statements	A-13
3.7	Broker’s Fees	A-13
3.8	Absence of Certain Changes or Events	A-14
3.9	Legal Proceedings	A-14
3.10	Taxes and Tax Returns	A-15
3.11	Employee Benefits	A-16
3.12	Compliance with Law; Permits	A-19
3.13	Certain Contracts	A-19
3.14	Undisclosed Liabilities	A-20
3.15	Environmental Liability	A-20
3.16	Real Property	A-21
3.17	State Takeover Laws; Rights Agreement	A-21
3.18	Opinion	A-21
3.19	Internal Controls	A-21
3.20	Insurance	A-22
3.21	SuperMedia Information	A-22
3.22	Intellectual Property	A-22
3.23	Labor and Employment	A-24
3.24	Affiliate Transactions	A-25
3.25	SuperMedia Ownership of Dex Securities	A-25
3.26	No Other Representations; Disclaimer.	A-25

A-i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF DEX AND MERGER SUBS		A-26

4.1	Corporate Organization	A-26
4.2	Capitalization	A-27
4.3	Authority; No Violation	A-28
4.4	Consents and Approvals	A-29
4.5	Reports	A-29
4.6	Financial Statements	A-30
4.7	Broker’s Fees	A-30
4.8	Absence of Certain Changes or Events	A-30
4.9	Legal Proceedings	A-31
4.10	Taxes and Tax Returns	A-31
4.11	Employee Benefits	A-32
4.12	Compliance with Law; Permits	A-34
4.13	Certain Contracts	A-35
4.14	Undisclosed Liabilities	A-35
4.15	Environmental Liability	A-36
4.16	Real Property	A-36
4.17	State Takeover Laws; Rights Agreement	A-36
4.18	Reorganization	A-37
4.19	Opinion	A-37
4.20	Internal Controls	A-37
4.21	Insurance	A-37
4.22	Dex Information	A-37
4.23	Intellectual Property	A-38
4.24	Labor and Employment	A-39
4.25	Affiliate Transactions	A-39
4.26	Dex Ownership of SuperMedia Securities	A-40
4.27	No Other Representations; Disclaimer	A-40

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		A-40

5.1	Conduct of Businesses Prior to the Dex Effective Time	A-40
5.2	Forbearances	A-41
5.3	No Control of the Other Party’s Business	A-44

ARTICLE VI ADDITIONAL AGREEMENTS		A-44

6.1	Proxy Statement/Registration Statement	A-44
6.2	Stockholder Meeting	A-46
6.3	Regulatory Matters	A-47
6.4	Transaction Litigation	A-48
6.5	Access to Information	A-48
6.6	Legal Conditions to Merger	A-48
6.7	Stock Exchange Listing	A-48
6.8	Indemnification and Insurance	A-49
6.9	Additional Agreements	A-50
6.10	Advice of Changes	A-50
6.11	Exemption from Liability Under Section 16(b)	A-50
6.12	No Solicitation	A-50
6.13	Takeover Statutes	A-53
6.14	Financing Amendments and Cooperation	A-53
6.15	De-listing and Deregistration	A-54
6.16	Assumption of Agreements	A-54
6.17	Chapter 11 Process and Solicitations	A-55

A-ii

ARTICLE VII CONDITIONS PRECEDENT		A-55

7.1	Conditions to Each Party’s Obligation to Effect the Mergers	A-55
7.2	Conditions to Obligations of Dex, Newco and Merger Sub	A-56
7.3	Conditions to Obligations of SuperMedia	A-57

ARTICLE VIII TERMINATION AND AMENDMENT		A-58

8.1	Termination	A-58
8.2	Effect of Termination	A-60
8.3	Expense Reimbursement	A-60
8.4	Amendment	A-61
8.5	Extension; Waiver	A-61

ARTICLE IX GENERAL PROVISIONS		A-61

9.1	Nonsurvival of Representations, Warranties and Agreements	A-61
9.2	Expenses	A-61
9.3	Notices	A-61
9.4	Interpretation	A-62
9.5	Counterparts	A-63
9.6	Entire Agreement	A-63
9.7	Governing Law; Jurisdiction	A-63
9.8	Publicity	A-63
9.9	Assignment; Third Party Beneficiaries	A-64
9.10	Specific Performance	A-64
9.11	Severability	A-64

Exhibit A – Form of Dex Surviving Company Certificate of Incorporation
Exhibit B – Form of Dex Surviving Company Bylaws
Exhibit C – Form of SuperMedia Surviving Company Certificate of Incorporation
Exhibit D – Form of SuperMedia Surviving Company Bylaws
Exhibit E – Knowledge of SuperMedia
Exhibit F – Knowledge of Dex
Exhibit G – Dex Financing Amendments
Exhibit H – SuperMedia Financing Amendments
Exhibit I – Form of Tax Sharing Agreement
Exhibit J – Form of Shared Services Agreement
Exhibit K – Form of SuperMedia Pre-Pack Plan
Exhibit L – Form of Dex Pre-Pack Plan

A-iii

INDEX OF DEFINED TERMS

Section
Acquisition Proposal	6.12(a)
Action	3.9
Affiliate	3.24
Aggregate Merger Consideration	2.2(a)
Agreement	Preamble
Alternative Transaction	6.12(a)
Bankruptcy Code	Recitals
Bankruptcy Court	Recitals
Certificated SuperMedia Shares	2.8(a)
Certificates of Merger	1.4
Change in Dex Recommendation	6.12(b)
Change in SuperMedia Recommendation	6.12(b)
Chapter 11 Cases	Recitals
Closing	1.3
Closing Date	1.3
Code	Recitals
Confidentiality Agreement	6.5(b)
Continuing Dex Directors	1.7(a)
Continuing SuperMedia Directors	1.7(a)
Contracts	3.3(b)
Controlled Group Liability	3.11
Converted Dex Stock Option	2.7(a)
Dex	Preamble
Dex 2011 10-K	4.14
Dex Benefit Plan	4.11
Dex Bylaws	4.1(b)
Dex Certificate of Merger	1.4
Dex Charter	4.1(b)
Dex Closing Price	2.7(a)
Dex Common Stock	2.1(a)
Dex Credit Facilities	6.14
Dex Creditors	6.14
Dex Creditor Financing Amendment Approval	7.1(d)
Dex Creditor Plan Approval	8.1(i)
Dex Disclosure Schedule	ARTICLE IV
Dex East Facility	6.14
Dex Effective Time	1.4
Dex Employment Agreement	4.11
Dex Exchange Ratio	2.1(a)
Dex Financial Advisor	4.19
Dex Financing Amendments	6.14
Dex Instruments of Indebtedness	4.13(a)(i)
Dex IP	4.23(b)
Dex IP Contract	4.23
Dex IT Assets	4.23
Dex Leased Properties	4.16(c)
Dex Leases	4.16(b)
Dex Material Contracts	4.13(a)
Dex Merger	Recitals

A-iv

Dex Merger Consideration	2.1(a)
Dex Owned Properties	4.16(a)
Dex Permits	4.12(b)
Dex Plan	4.11
Dex Pre-Pack Plan	7.1(l)
Dex Preferred Stock	4.2(a)
Dex Qualified Plans	4.11(d)
Dex Recommendation	4.3(a)
Dex Record Date	6.2(b)
Dex Reports	4.5
Dex Restricted Shares	2.7(b)
Dex SARs	2.7(d)
Dex Stock Option	2.7(a)
Dex Stock Plans	2.7(a)
Dex Stock Units	2.7(c)
Dex Stockholder Approval	4.3(a)
Dex Stockholder Merger Approval	4.3(a)
Dex Stockholder Plan Approval	4.3(a)
Dex Stockholder Meeting	6.2(a)
Dex Subsidiary	3.1(d)
Dex Surviving Company	1.1
Dex West Facility	6.14
DGCL	1.1
Environmental Laws	3.15
ERISA	3.11
ERISA Affiliate	3.11
Exchange Act	3.4
Exchange Agent	2.8(a)
Exchange Fund	2.8(a)
Exchange Ratio	2.2(a)
Expense Reimbursement	8.3(a)
Form S-4	3.4
GAAP	3.1(d)
Governmental Entity	3.4
HSR Act	3.4
Indebtedness	3.13(d)
Indemnification Agreement	6.8(b)
Indemnified Parties	6.8(b)
Intellectual Property	3.22
IRS	3.11(b)
Joint Proxy Statement	3.4
Knowledge of Dex	4.5
Knowledge of SuperMedia	3.5
Law or Laws	3.12(a)
Liens	3.2(b)
Material Adverse Effect	3.1(d)
Material Contract	5.2(k)
Materially Burdensome Condition	6.3(a)
Maximum Amount	6.8(c)
Merger	Recitals
Merger Communication	9.8(d)

A-v

Merger Sub	Preamble
Merger Subs	Preamble
Multiemployer Plan	3.11
Multiple Employer Plan	3.11(f)
NASDAQ	3.4
Newco	Preamble
Newco Common Stock	2.1(a)
No-Shop Party	6.12(a)
Notice Period	6.12(c)(iii)
NYSE	3.4
Orders	3.9
Original Agreement	Recitals
Original Agreement Date	Recitals
Other Party	6.12(a)
Outside Date	8.1(c)
Party or Parties	Preamble
PBGC	3.11(e)
Permits	3.12(b)
Permitted Liens	3.22(g)
Person	2.8(d)
Record Date	6.2(b)
Requisite Approvals	7.1(c)(ii)
RHDI Facility	6.14
Sarbanes-Oxley Act	3.5
SEC	3.4
Securities Act	3.4
Stockholder Meeting	6.2
Subsidiary	3.1(d)
Superior Proposal	6.12(a)
SuperMedia	Preamble
SuperMedia 2011 10-K	3.14
SuperMedia Benefit Plan	3.11
SuperMedia Bylaws	3.1(b)
SuperMedia Certificate of Merger	1.4
SuperMedia Certificates	2.2(b)
SuperMedia Charter	3.1(b)
SuperMedia Common Stock	2.2(a)
SuperMedia Credit Facility	6.14
SuperMedia Creditors	6.14
SuperMedia Creditor Financing Amendment Approval	7.1(e)
SuperMedia Creditor Plan Approval	8.1(ii)
SuperMedia Disclosure Schedule	ARTICLE III
SuperMedia Effective Time	1.4
SuperMedia Employment Agreement	3.11
SuperMedia Exchange Ratio	2.2(a)
SuperMedia Financial Advisors	3.7
SuperMedia Financing Amendments	6.14
SuperMedia Instruments of Indebtedness	3.13(a)
SuperMedia IP	3.22(b)
SuperMedia IP Contract	3.22
SuperMedia IT Assets	3.22

A-vi

SuperMedia Leased Properties	3.16(c)
SuperMedia Leases	3.16(b)
SuperMedia Material Contracts	3.13(a)
SuperMedia Merger	Recitals
SuperMedia Merger Consideration	2.2(a)
SuperMedia Owned Properties	3.16(a)
SuperMedia Permits	3.12(b)
SuperMedia Plan	3.11
SuperMedia Pre-Pack Plan	7.1(l)
SuperMedia Qualified Plans	3.11(d)
SuperMedia Recommendation	3.3(a)
SuperMedia Record Date	6.2(b)
SuperMedia Reports	3.5
SuperMedia Restricted Shares	2.6(b)
SuperMedia Stock Option	2.6(a)
SuperMedia Stock Plans	2.6(a)
SuperMedia Stock Units	2.6(c)
SuperMedia Stockholder Approval	3.3(a)
SuperMedia Stockholder Merger Approval	3.3(a)
SuperMedia Stockholder Plan Approval	3.3(a)
SuperMedia Stockholder Meeting	6.2(a)
SuperMedia Subsidiary	3.1(d)
SuperMedia Surviving Company	1.2
Tax or Taxes	3.10(k)
Tax Return	3.10(l)
Third Party	9.8(d)
Trade Secrets	3.22
Transactions	Recitals
Uncertificated Dex Shares	2.8(c)
Uncertificated SuperMedia Shares	2.8(a)
Uncertificated Shares	2.8(e)
WARN Act	3.23(c)
Withdrawal Liability	3.11

A-vii

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of December 5, 2012 (this “Agreement”), by and among DEX ONE CORPORATION, a Delaware corporation (“Dex”), NEWDEX, INC., a Delaware corporation and a direct, wholly owned subsidiary of Dex (“Newco”), SPRUCE ACQUISITION SUB, INC., a Delaware corporation and a direct, wholly owned subsidiary of Newco (“Merger Sub” and together with Newco, “Merger Subs”), and SUPERMEDIA INC., a Delaware corporation (“SuperMedia”). Dex, Newco, Merger Sub and SuperMedia are sometimes referred to collectively as the “Parties” and individually as a “Party.”

W I T N E S S E T H:

WHEREAS, the Parties have entered into that certain Agreement and Plan of Merger (the “Original Agreement”), dated as of August 20, 2012 (the “Original Agreement Date”);

WHEREAS, the Parties now desire to amend and restate the Original Agreement by entering into this Agreement on the terms and conditions set forth herein;

WHEREAS, in anticipation of the Mergers, Dex has formed or caused to be formed (i) Merger Sub and (ii) Newco;

WHEREAS, (i) each of Dex and Newco desire, following the satisfaction or waiver of the conditions set forth in Article VII, to merge Dex with and into Newco, with Newco as the surviving entity (the “Dex Merger”) and (ii) immediately following consummation of the Dex Merger, each of Newco, SuperMedia and Merger Sub desire, following the satisfaction or waiver of the conditions set forth in Article VII, to merge Merger Sub with and into SuperMedia, with SuperMedia as the surviving entity (the “SuperMedia Merger” and together with the Dex Merger, the “Mergers”);

WHEREAS, the Boards of Directors of each of the applicable Parties have approved and declared fair and advisable the Dex Merger, the SuperMedia Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) upon the terms and subject to the conditions of this Agreement;

WHEREAS, the Boards of Directors of each of the applicable Parties have determined that the Transactions are in furtherance of, and consistent with, their respective business strategies and are in the best interest of their respective stockholders, and have approved and declared advisable or adopted this Agreement and the Transactions;

WHEREAS, for United States federal income tax purposes, it is intended that the each of the Mergers shall qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, if either Dex or SuperMedia is unable to obtain the requisite consents to the Mergers and certain contemplated amendments to its financing arrangements from its stockholders and senior secured lenders in an out of court process, the Parties may attempt to effectuate the Mergers through voluntary, pre-packaged proceedings with respect to the Party or Parties unable to obtain such consents (and certain of such Party’s subsidiaries) (“Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”); and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGERS

1.1    The Dex Merger.    Subject to the terms and conditions of this Agreement, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Dex Effective Time, Dex shall merge with and into Newco. Newco shall be the surviving company in the Dex Merger (“Dex Surviving Company”), and shall continue its corporate existence under the Laws of the State of Delaware. As of the Dex Effective Time, the separate corporate existence of Dex shall cease.

1.2    The SuperMedia Merger.    Subject to the terms and conditions of this Agreement, in accordance with the DGCL, at the SuperMedia Effective Time, Merger Sub shall merge with and into SuperMedia. SuperMedia shall be the surviving company in the SuperMedia Merger (“SuperMedia Surviving Company”), and shall continue its corporate existence under the Laws of the State of Delaware. As of the SuperMedia Effective Time, the separate corporate existence of Merger Sub shall cease.

1.3    Closing.    Subject to the terms and conditions of this Agreement, the closing of the Mergers (the “Closing”) shall take place on a day that is a business day (i) at the offices of Kirkland & Ellis LLP, 300 N. LaSalle, Chicago, IL 60654 at 10:00 a.m., New York City time, no later than the fifth business day following the satisfaction of the conditions set forth in Article VII (other than (a) those conditions that are waived in accordance with the terms of this Agreement by the Party or Parties for whose benefit such conditions exist and (b) any such conditions, which by their terms, are not capable of being satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) or (ii) at such other place, time and/or date as the Parties may otherwise agree. The date upon which the Closing actually occurs is referred to herein as the “Closing Date”.

1.4    Effective Time.

(a) The Dex Merger shall become effective at such time as set forth in a certificate of merger (“Dex Certificate of Merger”) that shall be filed with the Secretary of State of the State of Delaware on the Closing Date in connection with the Mergers. The term “Dex Effective Time” shall be the date and time when the Dex Merger becomes effective as set forth in the Certificate of Merger.

(b) The SuperMedia Merger shall become effective at such time as set forth in the certificate of merger (“SuperMedia Certificate of Merger” and together with the Dex Certificate of Merger, the “Certificates of Merger”) that shall be filed by SuperMedia with the Secretary of State of the State of Delaware on the Closing Date in connection with the SuperMedia Merger. The term “SuperMedia Effective Time” shall be the date and time when the SuperMedia Merger becomes effective as set forth in the SuperMedia Certificate of Merger, which shall be immediately after the Dex Effective Time.

1.5    Effects of the Mergers.    At and after the Dex Effective Time and the SuperMedia Effective Time, the Dex Merger and SuperMedia Merger, respectively, shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, (i) at the Dex Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Dex and Newco shall vest in Dex Surviving Company, and all debts, liabilities and duties of Dex and Newco shall become the debts, liabilities and duties of Dex Surviving Company and (ii) at the SuperMedia Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of SuperMedia and Merger

Sub shall vest in SuperMedia Surviving Company, and all debts, liabilities and duties of SuperMedia and Merger Sub shall become the debts, liabilities and duties of SuperMedia Surviving Company.

1.6    Certificate of Incorporation; Bylaws.

(a) At the Dex Effective Time, the certificate of incorporation and bylaws of Dex Surviving Company shall be in the forms set forth in Exhibit A and Exhibit B, respectively.

(b) At the SuperMedia Effective Time, the certificate of incorporation and bylaws of SuperMedia Surviving Company shall be in the forms set forth in Exhibit C and Exhibit D, respectively.

1.7    Governance Arrangements.

(a) Dex Surviving Company Board of Directors.    On or prior to the SuperMedia Effective Time, Newco’s Board of Directors shall cause the number of directors that will comprise the full Board of Directors of Dex Surviving Company to be ten (10) and shall approve and adopt resolutions effecting the composition contemplated by this Section 1.7. The Board of Directors of Dex Surviving Company at the SuperMedia Effective Time shall consist of (i) the five (5) current non-employee Dex directors (collectively the “Continuing Dex Directors”), (ii) four (4) current non-employee SuperMedia directors designated by SuperMedia (collectively the “Continuing SuperMedia Directors”), and (iii) the Chief Executive Officer of Dex Surviving Company as of the SuperMedia Effective Time as set forth in Section 1.7(b) below. In the event that, prior to the SuperMedia Effective Time, any person selected to serve as a Continuing Dex Director or a Continuing SuperMedia Director, as applicable, after the SuperMedia Effective Time is unable or unwilling to serve in such position, the Board of Directors of either Dex or SuperMedia, as applicable, shall designate another person to serve in such person’s stead. The Chairman of the Board of Directors of Dex Surviving Company shall be Alan Schultz.

(b) President and Chief Executive Officer of Dex Surviving Company.    At the SuperMedia Effective Time, Peter McDonald shall become President and Chief Executive Officer of Dex Surviving Company.

1.8    Tax Consequences.    It is intended that each of the Mergers shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.9    No Dissenters Rights.    In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of SuperMedia Common Stock or Dex Common Stock in connection with the Mergers.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF SHARES

2.1    Conversion of Dex Common Stock.    At the Dex Effective Time, by virtue of the Dex Merger and without any action on the part of Dex, Newco or the holder of any of the securities described in the following subsections:

(a) Each share of the common stock, par value $0.001 per share, of Dex issued and outstanding immediately prior to the Dex Effective Time (“Dex Common Stock”), except for shares of Dex Common Stock owned by Dex, SuperMedia or any of their respective Subsidiaries (which shall be cancelled in accordance with Section 2.1(c)), shall be converted into 0.2 (the “Dex Exchange Ratio”) fully paid and nonassessable shares of common stock, par value $0.001 per share (“Newco Common Stock”), of Newco (the “Dex Merger Consideration”).

(b) All of the shares of Dex Common Stock converted into the Dex Merger Consideration pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Dex Effective Time, and all evidence of shares in book-entry form previously representing any shares of Dex Common Stock shall thereafter represent only the right to receive the Dex Merger Consideration, as well as any dividends or distributions to which holders of Newco Common Stock are entitled in accordance with Section 2.8(h).

(c) Notwithstanding anything in this Agreement to the contrary, at the Dex Effective Time, all shares of Dex Common Stock that are owned by SuperMedia, Dex or any of their respective Subsidiaries shall be cancelled and shall cease to exist and no Newco Common Stock or other consideration shall be delivered in exchange therefor.

2.2    Conversion of SuperMedia Common Stock.    At the SuperMedia Effective Time, by virtue of the SuperMedia Merger and without any action on the part of SuperMedia, Dex, Newco, Merger Sub or the holder of any of the securities described in the following subsections:

(a) Each share of the common stock, par value $0.01 per share, of SuperMedia issued and outstanding immediately prior to the SuperMedia Effective Time (“SuperMedia Common Stock”), except for shares of SuperMedia Common Stock owned by Dex, Newco, SuperMedia or any of their respective Subsidiaries (which shall be cancelled in accordance with Section 2.2(c)), shall be converted into the right to receive 0.4386 (the “SuperMedia Exchange Ratio”) fully paid and nonassessable shares of Newco Common Stock (the “SuperMedia Merger Consideration” and together with the Dex Merger Consideration, the “Aggregate Merger Consideration”). The quotient of the SuperMedia Exchange Ratio divided by the Dex Exchange Ratio is referred to herein as the “Exchange Ratio.”

(b) All of the shares of SuperMedia Common Stock converted into the right to receive the SuperMedia Merger Consideration pursuant to this Section 2.2 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the SuperMedia Effective Time, and each certificate or evidence of shares in book-entry form previously representing any such shares of SuperMedia Common Stock (such certificates and evidence of shares in book-entry form, collectively, “SuperMedia Certificates”) shall thereafter represent only the right to receive the SuperMedia Merger Consideration, as well as any dividends or distributions to which holders of Newco Common Stock are entitled in accordance with Section 2.8(h).

(c) Notwithstanding anything in this Agreement to the contrary, at the SuperMedia Effective Time, all shares of SuperMedia Common Stock that are owned by SuperMedia, Dex or any of their respective Subsidiaries shall be cancelled and shall cease to exist and no Dex Common Stock, stock of Merger Sub or other consideration shall be delivered in exchange therefor.

2.3    Conversion of Merger Sub Stock.    Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the SuperMedia Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of SuperMedia Surviving Company.

2.4    Cancellation of Existing Newco Stock.    Each share of Newco Common Stock issued and outstanding immediately prior to the Dex Effective Time shall be cancelled and cease to exist. At the SuperMedia Effective Time, the only shares of Newco Common Stock outstanding shall be those shares of Newco Common Stock that constitute the Aggregate Merger Consideration.

2.5    Certain Adjustments.    If, from the Original Agreement Date until the Dex Effective Time or SuperMedia Effective Time, the outstanding shares of Dex Common Stock or SuperMedia Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Dex Merger Consideration and the Dex Exchange Ratio or the SuperMedia Merger Consideration and the SuperMedia Exchange Ratio, and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the holders of Dex Common Stock and SuperMedia Common Stock the same economic effect as contemplated by this Agreement prior to such event.

2.6    SuperMedia Equity and Equity-Based Awards.

(a) SuperMedia Stock Options.    Effective as of the SuperMedia Effective Time, each then outstanding and unexercised option to purchase shares of SuperMedia Common Stock (each a “SuperMedia Stock Option”), whether vested or unvested, issued by SuperMedia under any of the equity-based compensation plans identified on Section 3.11(a) of the SuperMedia Disclosure Schedule (the “SuperMedia Stock Plans”) and the award agreements evidencing the grants thereunder shall be cancelled and each holder of a SuperMedia Stock Option shall be paid in cash the amount equal to (i) the excess, if any, of the closing sale price on the day before the Closing Date of a share of SuperMedia Common Stock subject to such SuperMedia Stock Option over the strike price for such SuperMedia Stock Option, multiplied by (ii) the number of shares of SuperMedia Common Stock subject to such SuperMedia Stock Option immediately prior to the SuperMedia Effective Time.

(b) SuperMedia Restricted Shares.    Effective as of the SuperMedia Effective Time, each restricted share of SuperMedia Common Stock granted to any employee or director of SuperMedia, any SuperMedia Subsidiary or any of SuperMedia’s predecessors under any SuperMedia Stock Plan that is outstanding immediately prior to the SuperMedia Effective Time (collectively, the “SuperMedia Restricted Shares”) shall, by virtue of the SuperMedia Merger and without any action on the part of the holder thereof, be converted into the number of shares of Newco Common Stock equal to the product of (i) the number of SuperMedia Restricted Shares, multiplied by (ii) the SuperMedia Exchange Ratio.

(c) SuperMedia Restricted Stock Units.    Prior to the SuperMedia Effective Time, each outstanding restricted stock unit denominated in shares of SuperMedia Common Stock granted to, or held in a deferral account for the benefit of, any current or former employee or director of SuperMedia or any SuperMedia Subsidiary under any SuperMedia Stock Plan that is unsettled immediately prior to the SuperMedia Effective Time (collectively, the “SuperMedia Stock Units”) shall be settled in accordance with the terms of the applicable SuperMedia Stock Plans and award agreements. To the extent such SuperMedia Stock Units are settled in SuperMedia Common Stock, such SuperMedia Common Stock shall be converted at the SuperMedia Effective Time in accordance with Section 2.2.

(d) Actions.    Prior to the SuperMedia Effective Time, the Compensation Committee of the Board of Directors of SuperMedia shall make such adjustments and determinations and shall adopt any resolutions and take any corporate actions with respect to the SuperMedia Stock Options, SuperMedia Restricted Shares and SuperMedia Stock Units to implement the foregoing provisions of this Section 2.6, including but not limited to designating the Transactions as a “Change in Control of the Company” for purposes of SuperMedia’s 2009 Long-Term Incentive Plan, causing all SuperMedia Stock Options not exercised by immediately prior to the SuperMedia Effective Time to be cancelled and (C) causing all SuperMedia Stock Units to be vested and settled in SuperMedia Common Stock immediately prior to the SuperMedia Effective Time. SuperMedia shall take all actions necessary to ensure that after the SuperMedia Effective Time, neither SuperMedia Surviving Company nor Dex Surviving Company will be required to deliver shares of SuperMedia Common Stock or other capital stock of SuperMedia to any person pursuant to or in settlement of SuperMedia Stock Options, SuperMedia Restricted Shares, SuperMedia Stock Units or any other stock-based award.

2.7    Dex Equity and Equity-Based Awards.

(a) Dex Stock Options.    Effective as of the Dex Effective Time, each then outstanding and unexercised option to purchase shares of Dex Common Stock (each a “Dex Stock Option”), whether vested or unvested, issued by Dex under any of the equity-based compensation plans identified on Section 4.11(a) of the Dex

Disclosure Schedule (the “Dex Stock Plans”) and the award agreements evidencing the grants thereunder, granted to any current or former employee or director of, or consultant to, Dex or any Dex Subsidiary shall:

(i)	if the closing transaction price of a share of Dex Common Stock on the day before the Closing Date (the “Dex Closing Price”) is less than or equals the strike price for such Dex Stock Option, be cancelled for no value; and

(ii)	if the Dex Closing Price exceeds the strike price for such Dex Stock Option, be converted into a fully vested option to purchase a number of shares of Newco Common Stock (a “Converted Dex Stock Option”) equal to the product of (i) the number of shares of Dex Common Stock subject to such Dex Stock Option (or, if such Dex Stock Option is a price-vested stock option, the number of shares of Dex Common Stock that vest under the applicable award upon a Change in Control, as defined in such agreement) immediately prior to the Dex Effective Time multiplied by (ii) the Dex Exchange Ratio; and the per share exercise price for Newco Common Stock issuable upon the exercise of such Converted Dex Stock Option shall be equal to the quotient (rounded up to the nearest whole cent) of (i) the exercise price per share of Dex Common Stock at which such Dex Stock Option was exercisable immediately prior to the Dex Effective Time divided by (ii) the Dex Exchange Ratio; provided, however, that it is intended that such conversion be effected (i) with respect to any Dex Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, in a manner consistent with Section 424(a) of the Code and (ii) in all events, in a manner satisfying the requirements of Section 409A of the Code and the Treasury Regulations thereunder. The Converted Dex Stock Options shall be subject to the same terms and conditions (including expiration date, provided that such options shall be fully vested) as were applicable to the corresponding Dex Stock Options immediately prior to the Dex Effective Time.

(b) Dex Restricted Shares.    Effective as of the Dex Effective Time, each restricted share of Dex Common Stock granted to any employee or director of Dex, any Dex Subsidiary or any of Dex’s predecessors under any Dex Stock Plan that is outstanding immediately prior to the Dex Effective Time (collectively, the “Dex Restricted Shares”) shall, by virtue of the Dex Merger and without any action on the part of the holder thereof, be converted into the number of shares of Newco Common Stock equal to the product of (i) the number of Dex Restricted Shares, multiplied by (ii) the Dex Exchange Ratio.

(c) Dex Restricted Stock Units.    Effective as of the Dex Effective Time, each outstanding restricted stock unit denominated in shares of Dex Common Stock granted to, or held in a deferral account for the benefit of, any current or former employee or director of Dex or any Dex Subsidiary under any Dex Stock Plan that is unsettled immediately prior to the Dex Effective Time (collectively, the “Dex Stock Units”), shall, by virtue of the Dex Merger and without any action on the part of the holder thereof, become vested and converted into the right to receive a number of shares of Newco Common Stock equal to (i) the target number of Dex Stock Units (as specified on the applicable Dex Stock Unit award agreement) multiplied by (ii) the Dex Exchange Ratio.

(d) Dex Stock Appreciation Rights.    Effective as of the Dex Effective Time, each outstanding stock appreciation right in respect of Dex Common Stock that is unsettled immediately prior to the Dex Effective Time (collectively, the “Dex SARs”), whether vested or unvested, shall be cancelled and shall only entitle the holder of a Dex SAR to receive a number of shares of Newco Common Stock equal to (i) the excess, if any, of the Dex Closing Price over the Base Price (as defined in the applicable Dex SAR agreement) of such Dex SAR, divided by (ii) the Dex Closing Price, multiplied by (iii) the number of shares of Dex Common Stock subject to such Dex SAR immediately prior to the Dex Effective Time, multiplied by (iv) the Dex Exchange Ratio.

(e) Actions.    Prior to the Dex Effective Time, the Compensation Committee of the Board of Directors and Board of Directors of Dex shall make such adjustments and determinations and shall adopt any resolutions and take any corporate actions with respect to the Dex Stock Options, Dex Restricted Shares, Dex Stock Units and Dex SARs to implement the foregoing provisions of this Section 2.7, including, but not limited to, designating the Mergers as a “Change in Control” under the Dex Stock Plans.

2.8    Exchange of Shares.

(a) Exchange Agent and Exchange Fund.    Prior to the Dex Effective Time, Dex or Newco shall appoint an agent (the “Exchange Agent”) reasonably acceptable to SuperMedia for the purpose of exchanging for the SuperMedia Merger Consideration (A) certificates representing shares of SuperMedia Common Stock (“Certificated SuperMedia Shares”) and (B) uncertificated shares of SuperMedia Common Stock (“Uncertificated SuperMedia Shares”). At or prior to the SuperMedia Effective Time, Newco shall deposit with or otherwise make available to the Exchange Agent, in trust for the benefit of holders of shares of SuperMedia Common Stock shares of Newco Common Stock in book-entry form sufficient to deliver the aggregate SuperMedia Merger Consideration (the “Exchange Fund”). Dex and Newco agree to make available to the Exchange Agent, from time to time after the Closing as needed, any dividends or distributions to which such holder is entitled pursuant to Section 2.8(h) of this Agreement.

(b) Exchange Procedures for SuperMedia Common Stock.    Promptly after the SuperMedia Effective Time (but in no event later than five (5) business days following the SuperMedia Effective Time), Dex shall send, or shall cause the Exchange Agent to send, to each holder of record of shares of SuperMedia Common Stock at the SuperMedia Effective Time a letter of transmittal and instructions reasonably acceptable to SuperMedia (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper surrender of the Certificated SuperMedia Shares to the Exchange Agent and which shall otherwise be in customary form and shall include customary provisions with respect to delivery of an “agent’s message” or other customary evidence, if any, regarding the transfer of Uncertificated SuperMedia Shares for use in such exchange). Each holder of record of SuperMedia Common Stock whose shares have been converted into the right to receive the SuperMedia Merger Consideration pursuant to Section 2.2 shall be entitled to receive, upon (i) surrender to the Exchange Agent of one or more Certificated SuperMedia Shares, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated SuperMedia Shares, (x) shares (including fractions of a share) of Newco Common Stock to which such holder of SuperMedia Common Stock shall have become entitled pursuant to the provisions of Article II (after taking into account all shares of SuperMedia Common Stock then held by such holder) and (y) a check representing the amount of any dividends or distributions then payable pursuant to Section 2.8(h)(i), and the Certificated SuperMedia Shares and Uncertificated SuperMedia Shares so surrendered or transferred shall forthwith be cancelled. The shares of Newco Common Stock constituting such SuperMedia Merger Consideration shall be in uncertificated book-entry form. No interest will be paid or accrued on any unpaid dividends and distributions payable to holders of Certificated SuperMedia Shares or Uncertificated SuperMedia Shares. Until so surrendered or transferred, as the case may be, each such Certificated SuperMedia Share or Uncertificated SuperMedia Share shall represent after the SuperMedia Effective Time for all purposes only the right to receive the SuperMedia Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.8(h).

(c) Exchange Procedures for Dex Common Stock.    At the Dex Effective Time, the Exchange Agent shall exchange by book entry transfer all uncertificated shares of Dex Common Stock (excluding any shares of Dex Common Stock to be cancelled pursuant to Section 2.1(c)) (“Uncertificated Dex Shares”) for the shares of Newco Common Stock constituting the aggregate Dex Merger Consideration (including fractions of a share of Newco Common Stock).

(d) Issuance or Payment to Persons Other Than the Registered Holder.    If any portion of the SuperMedia Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificated SuperMedia Share or the transferred Uncertificated SuperMedia Share is registered, it shall be a condition to such payment that (i) either such Certificated SuperMedia Share shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated SuperMedia Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificated SuperMedia Share or Uncertificated SuperMedia Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. For purposes of this Agreement, the term “Person” means any individual, corporation, limited liability company, partnership, association, joint venture, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including any Governmental Entity.

(e) No Further Rights in Dex Common Stock or SuperMedia Common Stock.    All Dex Merger Consideration and SuperMedia Merger Consideration paid in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such surrendered or transferred shares of Dex Common Stock or SuperMedia Common Stock, as applicable. From and after the Closing Date, the holders of Certificated SuperMedia Shares Uncertificated SuperMedia Shares and Uncertificated Dex Shares (together with the Uncertificated SuperMedia Shares, the “Uncertificated Shares”) shall cease to have any rights with respect to such shares of SuperMedia Common Stock or Dex Common Stock, as applicable, except as otherwise provided herein or by applicable Law.

(f) Termination of Exchange Fund.    Any portion of the Exchange Fund deposited with or otherwise made available to the Exchange Agent pursuant to Section 2.8(a) that remains unclaimed by the holders of SuperMedia Common Stock twelve (12) months after the SuperMedia Effective Time shall be returned to Dex Surviving Company, upon demand, and any such holder who has not exchanged its shares of SuperMedia Common Stock for the SuperMedia Merger Consideration in accordance with this Section 2.8 prior to that time shall thereafter look only to Dex Surviving Company for, and Dex Surviving Company shall remain liable for, payment of the SuperMedia Merger Consideration, and any dividends and distributions with respect thereto pursuant to Section 2.8(h), in respect of such shares without any interest thereon. Notwithstanding the foregoing, Dex Surviving Company shall not be liable to any holder of SuperMedia Common Stock for any amounts properly paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of SuperMedia Common Stock five (5) years after the SuperMedia Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of Dex Surviving Company, free and clear of any claims or interest of any Person previously entitled thereto.

(g) Lost Certificates.    If any Certificated SuperMedia Share shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificated SuperMedia Share to be lost, stolen or destroyed and, if required by Dex Surviving Company or Newco, the posting by such Person of a bond, in such reasonable and customary amount as Dex Surviving Company or Newco may direct, as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed Certificated SuperMedia Share and the payment of any ordinary and customary processing fees, the Exchange Agent will cause to be paid, in exchange for such lost, stolen or destroyed Certificated SuperMedia Share, the SuperMedia Merger Consideration and any dividends or distributions with respect thereto pursuant to Section 2.8(h), in accordance with this Section 2.8(g).

(h) Dividends and Distributions.    No dividends or other distributions with respect to securities of Newco constituting part of the Aggregate Merger Consideration shall be paid to the holder of any Certificated SuperMedia Shares not surrendered or of any Uncertificated Shares not transferred until such Certificated SuperMedia Shares or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in Section 2.8(b). Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of Newco have been registered, (i) the amount of dividends or other distributions with a record date after the SuperMedia Effective Time theretofore paid, without any interest thereon, with respect to the shares of Newco Common Stock represented by such Certificated SuperMedia Shares or Uncertificated Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the SuperMedia Effective Time but prior to surrender and a payment date subsequent to surrender, with respect to shares of Newco Common Stock represented by such Certificated SuperMedia Shares or Uncertificated Shares.

(i) Withholding.    Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, SuperMedia Surviving Company and Dex Surviving Company shall be entitled to deduct or withhold from the consideration otherwise payable to any Person pursuant to this Section 2.8(i) such amounts as it is required to deduct or withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. SuperMedia Surviving Company shall, and shall cause its respective Affiliates to, assist Dex Surviving Company and/or Newco in making such deductions and withholding as reasonably requested by Dex Surviving Company and/or Newco. If the Exchange Agent, SuperMedia Surviving Company or Dex Surviving Company, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of SuperMedia Common Stock or Dex Common Stock in respect of which the Exchange Agent, SuperMedia Surviving Company or Dex Surviving Company, as the case may be, made such deduction and withholding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SUPERMEDIA

Except (i) as disclosed in, and reasonably apparent from, any SuperMedia Report filed with, or furnished to, the SEC by SuperMedia and publicly available prior to the Original Agreement Date (excluding, in each case, any disclosures set forth in any risk factor section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature), or (ii) as disclosed in a correspondingly numbered section of the disclosure schedule (the “SuperMedia Disclosure Schedule”) delivered by SuperMedia to Dex and Merger Subs prior to the execution of the Original Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of SuperMedia’s covenants contained herein; provided that, notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in such schedule shall not be deemed an admission that such item is required to be disclosed therein or represents a material exception or material fact, event or circumstance or that such item has had or is reasonably likely to have a Material Adverse Effect on SuperMedia; provided, further, that the disclosure of any item in any section of the SuperMedia Disclosure Schedule shall be deemed disclosed with respect to any other section of the SuperMedia Disclosure Schedule to which such item is relevant, whether or not a specific cross reference appears, so long as the relevance is reasonably apparent from the face of such disclosure), SuperMedia hereby represents and warrants to Dex and Merger Subs as follows:

3.1    Corporate Organization.

(a) SuperMedia is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. SuperMedia has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to have such power and authority or to be so licensed and qualified is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on SuperMedia.

(b) True and complete copies of the restated certificate of incorporation of SuperMedia (the “SuperMedia Charter”) and the amended and restated bylaws of SuperMedia (the “SuperMedia Bylaws”), as in effect as of the Original Agreement Date, have previously been made available to Dex.

(c) Each SuperMedia Subsidiary (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing (where such concept is recognized) in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate or similar power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (i) – (iii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on SuperMedia.

(d) As used in this Agreement, (i) the word “Subsidiary” when used with respect to any party, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms “SuperMedia Subsidiary” and “Dex Subsidiary” shall mean any direct or indirect Subsidiary of SuperMedia or Dex, respectively, and (ii) the term “Material Adverse Effect” means, with respect to Dex, SuperMedia, Newco, Merger Sub, Dex Surviving Company or SuperMedia Surviving Company, as the case may be, a material adverse effect on (A) the business, assets, properties, results of operations or financial condition of such Party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (A), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (1) changes, after the Original Agreement Date, in GAAP (or any interpretation thereof) generally applicable to companies engaged in the industries in which SuperMedia and Dex operate, (2) changes, after the Original Agreement Date, in Laws of general applicability or interpretations or enforcement thereof by Governmental Entities, (3) actions or omissions of Dex or Merger Subs, on the one hand, or SuperMedia, on the other hand, taken with the prior written consent of the other or expressly required hereunder, including the impact thereof on relationships (contractual or otherwise) with customers, suppliers, vendors, lenders, employees, labor unions, investors or venture partners, (4) changes, after the Original Agreement Date, in general economic or market conditions (including conditions of the securities and credit markets) generally affecting companies engaged in the industries in which Dex and SuperMedia operate, except to the extent that such changes have a disproportionate adverse effect on such Party relative to other participants in the same industries and to the Other Party, (5) changes, after the Original Agreement Date, generally affecting the marketing solutions industry, except to the extent that such changes have a disproportionate adverse effect on such Party relative to other participants in the same industry and to the Other Party, (6) the execution or public disclosure of this Agreement or the transactions contemplated hereby, including the directly attributable impact thereof on relationships (contractual or otherwise) with customers, suppliers, vendors, lenders, employees, labor unions, investors or venture partners and including any lawsuit, action or other proceeding with respect to the Mergers or other transactions contemplated hereby, (7) natural disasters, acts of war, armed hostilities or terrorism or any escalation or worsening thereof, except to the extent that such events have a disproportionate adverse effect on such Party relative to other participants in the industries in which Dex and SuperMedia operate and to the Other Party, (8) changes in the price or trading volume of the stock of Dex or SuperMedia, as applicable, in and of itself (provided that events, circumstances and conditions underlying any such change may nonetheless be considered in determining whether a Material Adverse Effect has occurred), or (9) any failure by Dex or SuperMedia, as applicable, to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the Original Agreement Date (provided that events, circumstances and conditions underlying any such failure may nonetheless be considered in determining whether a Material Adverse Effect has occurred), or (B) the ability of such Party to timely consummate the transactions contemplated by this Agreement.

3.2    Capitalization.

(a) The authorized capital stock of SuperMedia consists of 60,000,000 shares of SuperMedia Common Stock, of which, as of August 17, 2012, 15,666,518 shares were issued and outstanding and 5,000,000 shares of preferred stock, par value $0.01 per share, of which, as of the Original Agreement Date, no shares were issued and outstanding. As of August 17, 2012, no shares of SuperMedia Common Stock were held in SuperMedia’s treasury. As of the Original Agreement Date, no shares of SuperMedia Common Stock were reserved for issuance except for 830,434 shares under the SuperMedia Stock Plans. As of August 17, 2012 (i) 330,540 SuperMedia Stock Options to acquire shares of SuperMedia Common Stock were outstanding pursuant to the SuperMedia Stock Plans or otherwise, (ii) 375,202 SuperMedia Restricted Shares were outstanding pursuant to the SuperMedia Stock Plans or otherwise, and (iii) 55,776 SuperMedia Stock Units were outstanding and unsettled pursuant to the SuperMedia Stock Plans or otherwise. All of the issued and outstanding shares of SuperMedia Common Stock have been, and all shares of SuperMedia Common Stock that may be issued upon the exercise of the SuperMedia Stock Options, the vesting of SuperMedia Restricted Shares or the settlement of SuperMedia Stock Units will be, when issued in accordance with the terms thereof, duly authorized and validly issued and are fully paid, nonassessable and not subject to, or issued in violation of, any purchase option, redemption, call option, right of first refusal, preemptive right, subscription right or any similar right. Except pursuant to the SuperMedia Stock Plans, SuperMedia does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of SuperMedia Common Stock or any other equity securities of SuperMedia or any securities representing the right to purchase or otherwise receive any shares of SuperMedia Common Stock. SuperMedia has provided Dex with a true and complete list of all SuperMedia Stock Options, SuperMedia Restricted Shares, SuperMedia Stock Units, and other equity-based awards outstanding under the SuperMedia Stock Plans or otherwise as of August 17, 2012, the number of shares subject to each such award, the grant date of each such award, the vesting schedule of each such award and the exercise price for each such SuperMedia Stock Option. Since April 9, 2012 through the Original Agreement Date, SuperMedia has not issued or awarded, or authorized the issuance or award of, any capital stock, options, restricted stock or other equity-based awards or other securities convertible into or exchangeable for capital stock or other equity interests in SuperMedia under the SuperMedia Stock Plans or otherwise. There are no outstanding bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which SuperMedia’s stockholders may vote.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of SuperMedia are owned by SuperMedia, directly or indirectly, free and clear of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and not subject to, or issued in violation of, any purchase option, redemption, call option, right of first refusal, preemptive right, subscription right or any similar right. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No SuperMedia Subsidiary owns any SuperMedia Common Stock or other equity interest in SuperMedia. Except for the capital stock or other equity ownership interests of the SuperMedia Subsidiaries, neither SuperMedia nor any SuperMedia Subsidiary beneficially owns directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

3.3    Authority; No Violation.    (a) SuperMedia has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by SuperMedia of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of SuperMedia. The Board of Directors of SuperMedia has determined that this Agreement and the transactions contemplated hereby are in the best interests of SuperMedia and its stockholders, has adopted, approved and declared advisable this Agreement and recommended that its stockholders vote (i) in favor of the adoption of this Agreement and (ii) to accept the SuperMedia Pre-Pack Plan (the “SuperMedia Recommendation”) and, subject to Section 6.12(c) hereof, has directed that this Agreement and the transactions contemplated by this Agreement (including the consummation of the transactions contemplated by this Agreement through Chapter 11 Cases) be submitted to SuperMedia’s stockholders for approval and adoption at a duly held meeting of such stockholders or as otherwise required by applicable law. Except for the approval of this Agreement and the transactions contemplated by this Agreement by the affirmative vote of a majority of all the votes entitled to be cast by holders of outstanding SuperMedia Common Stock (the “SuperMedia Stockholder Merger Approval”) or, if the Mergers are to be effected through Chapter 11 Cases with respect to SuperMedia, the acceptance of the SuperMedia Pre-Pack Plan by the affirmative vote of at least two-thirds of the votes cast by holders of outstanding SuperMedia Common Stock (the “SuperMedia Stockholder Plan Approval”, and each of the SuperMedia Stockholder Merger Approval and the SuperMedia Stockholder Plan Approval, a “SuperMedia Stockholder Approval”), no vote of the stockholders and no other corporate proceedings on the part of SuperMedia or any of its Subsidiaries are necessary to approve this Agreement or to consummate the transactions contemplated hereby except for approval of the Board of Directors of SuperMedia and certain of its Subsidiaries authorizing the commencement of any Chapter 11 Cases. This Agreement has been duly and validly executed and delivered by SuperMedia and (assuming due authorization, execution and delivery by Dex and Merger Sub) constitutes the valid and binding obligation of SuperMedia, enforceable against SuperMedia in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Neither the execution and delivery of this Agreement by SuperMedia nor the consummation by SuperMedia of the transactions contemplated hereby, nor compliance by SuperMedia with any of the terms or provisions of this Agreement, will (i) assuming the SuperMedia Stockholder Merger Approval (or, if the Mergers are to be effected through Chapter 11 Cases with respect to SuperMedia, the SuperMedia Stockholder Plan Approval) is obtained, violate any provision of the SuperMedia Charter or the SuperMedia Bylaws or any equivalent organizational documents of any SuperMedia Subsidiary or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 shall have been duly obtained and/or made prior to the SuperMedia Effective Time and any waiting period required thereunder shall have been terminated or expired prior to the SuperMedia Effective Time, (A) violate any Law or Order applicable to SuperMedia, any SuperMedia Subsidiary or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, amendment or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of SuperMedia or any SuperMedia Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation (collectively, “Contracts”) to which SuperMedia or any SuperMedia Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on SuperMedia.

(c) Notwithstanding anything in this Agreement to the contrary, to the extent the accuracy of SuperMedia’s representations and warranties set forth in this Section 3.3 is based on the accuracy of Dex’s representations and warranties in Section 4.26, SuperMedia’s representations and warranties in Section 3.3 shall be limited to the extent affected by any inaccuracy in Section 4.26.

3.4    Consents and Approvals.    Except for (i) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meetings of SuperMedia’s stockholders and Dex’s stockholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and of a registration statement on Form S-4 (together with any amendments or supplements thereto, the “Form S-4”) in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, and such reports under Sections 12, 13(a), 13(d), 13(g) and 16(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”) as may be required in connection with this Agreement, and the transactions contemplated hereby and thereby, and obtaining from the SEC such orders as may be required in connection therewith, (ii) the filing of the SuperMedia Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the termination or expiration of any applicable waiting period thereunder, and such other consents, approvals, filings or registrations as may be required under any foreign antitrust, merger control or competition Laws, (iv) such filings and approvals as are required to be made or obtained under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”), and the securities or “Blue

Sky” Laws of various states in connection with the issuance of the shares of Newco Common Stock pursuant to this Agreement, and approval of the listing of such Newco Common Stock on the New York Stock Exchange (“NYSE”) or the NASDAQ Stock Market (the “NASDAQ”), (v) such filings, consents and approvals of Governmental Entities as may be set forth on Section 3.4 of the SuperMedia Disclosure Schedule, (vi) the SuperMedia Stockholder Merger Approval (or, if the Mergers are to be effected through Chapter 11 Cases with respect to SuperMedia, the SuperMedia Stockholder Plan Approval), (vii) such filings or notices required under the rules and regulations of the NYSE or the NASDAQ, (viii) if the Mergers are to be effected though Chapter 11 Cases with respect to SuperMedia, such filings (including a chapter 11 plan of reorganization and disclosure statement) and consents as are required under the Bankruptcy Code to cause the Chapter 11 Cases to be commenced and consummated, and (ix) such other consents, approvals, filings or registrations the failure of which to be made or obtained, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on SuperMedia, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental agency, authority or instrumentality, domestic or foreign, or applicable self-regulatory organization (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by SuperMedia of this Agreement and (B) the consummation by SuperMedia of the Mergers and the other transactions contemplated by this Agreement.

3.5    Reports.    Since January 1, 2010, SuperMedia has timely filed all forms, documents, statements and reports required to be filed by it with the SEC under the Securities Act or the Exchange Act prior to the Original Agreement Date (the forms, documents, statements and reports so filed with the SEC since January 1, 2010 and those filed with the SEC subsequent to the Original Agreement Date under the Securities Act or the Exchange Act, if any, including any amendments thereto, the “SuperMedia Reports”). As of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseded filing prior to the Original Agreement Date, the SuperMedia Reports complied, and each of the SuperMedia Reports filed subsequent to the Original Agreement Date will comply, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and rules and regulations promulgated thereunder (collectively, the “Sarbanes-Oxley Act”), as applicable. No SuperMedia Subsidiary is subject to the periodic reporting requirements of the Exchange Act. As of the time of filing with the SEC, none of the SuperMedia Reports so filed or that will be filed subsequent to the Original Agreement Date contained or will contain, as the case may be, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such SuperMedia Report has been amended or superseded by a later SuperMedia Report filed prior to the Original Agreement Date. SuperMedia has made available to Dex correct and complete copies of all material correspondence with the SEC since January 1, 2010 and prior to the Original Agreement Date. To the Knowledge of SuperMedia, as of the Original Agreement Date, none of the SuperMedia Reports is the subject of any ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. For purposes of this Agreement, “Knowledge of SuperMedia” shall mean the actual knowledge of the Persons listed on Exhibit E.

3.6    Financial Statements.    Each of the consolidated financial statements of SuperMedia included in the SuperMedia Reports complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of SuperMedia and the SuperMedia Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments in amounts consistent with past practice in the case of unaudited financial statements, which adjustments, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on SuperMedia).

3.7    Broker’s Fees.    Neither SuperMedia nor any SuperMedia Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or related transactions contemplated by this Agreement, other than Morgan Stanley & Co. LLC and Chilmark Partners (the “SuperMedia Financial Advisors”), all of the fees and expenses of which shall be the sole responsibility of SuperMedia; and a true and complete copy of the agreements with respect to such engagements have previously been made available to Dex.

3.8    Absence of Certain Changes or Events.    Except for liabilities incurred in connection with this Agreement or as publicly disclosed in the Forms 10-K, 10-Q and 8-K and any registration statements, proxy statements or prospectuses comprising the SuperMedia Reports filed prior to the Original Agreement Date, (i) since December 31, 2011, (A) SuperMedia and the SuperMedia Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (B) there has not been any Material Adverse Effect with respect to SuperMedia; and (ii) since December 31, 2011 through the Original Agreement Date, there has not been:

(a) any issuance or awards of SuperMedia Stock Options, SuperMedia Restricted Shares, SuperMedia Stock Units or other equity-based awards in respect of SuperMedia Common Stock to any director, officer or employee of SuperMedia or any of the SuperMedia Subsidiaries, other than in the ordinary course of business consistent with past practice;

(b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of SuperMedia’s capital stock;

(c) except as required by the terms of any SuperMedia Benefit Plans set forth on Section 3.11(a) of the SuperMedia Disclosure Schedule or by applicable Law, (i) any granting by SuperMedia or any of the SuperMedia Subsidiaries to any current or former director, officer or employee of any increase in compensation, bonus or other benefits, except for any such increases to employees who are not current directors or executive officers of SuperMedia in the ordinary course of business consistent with past practice, (ii) any granting by SuperMedia or any of the SuperMedia Subsidiaries to any current or former director or executive officer of SuperMedia of any increase in severance or termination pay, (iii) any entry by SuperMedia or any of its Subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any current or former director or executive officer, (iv) any establishment, adoption, entry into, amendment or modification of any SuperMedia Benefit Plan or (v) any entry by SuperMedia or any of its Subsidiaries into, or any amendment or termination of, any collective bargaining agreement or collective bargaining relationship;

(d) any change in any material respect in accounting methods, principles or practices by SuperMedia affecting its assets, liabilities or business, other than changes to the extent required by a change in GAAP or regulatory accounting principles;

(e) any material Tax election or change in or revocation of any material Tax election, material amendment to any Tax Return, closing agreement with respect to a material amount of Taxes, or settlement or compromise of any material income Tax liability by SuperMedia or any of the SuperMedia Subsidiaries;

(f) any material change in its investment or risk management or other similar policies; or

(g) any agreement or commitment (contingent or otherwise) to do any of the foregoing.

3.9    Legal Proceedings.    There are no (i) actions, claims, suits, oppositions, cancellations, arbitrations, objections, investigations or proceedings (each, an “Action”) pending (or, to the Knowledge of SuperMedia, threatened) against or affecting SuperMedia or any SuperMedia Subsidiary, or any of their respective properties, at law or in equity, or (ii) orders, judgments, injunctions, awards, stipulations, decrees or writs handed down, adopted or imposed by (including any consent decree, settlement agreement or similar written agreement) any Governmental Entity (collectively, “Orders”) against SuperMedia or any SuperMedia Subsidiary, in the case of each of clause (i) or (ii), which would, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on SuperMedia. As of the Original Agreement Date, there is no Action pending against (or, to the Knowledge of SuperMedia, threatened against) SuperMedia that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Mergers.

3.10    Taxes and Tax Returns.    Except for matters that, individually or in the aggregate, would not have a Material Adverse Effect on SuperMedia:

(a) All Tax Returns required to be filed by or with respect to SuperMedia or any SuperMedia Subsidiary for all taxable periods ending on or before the Original Agreement Date have been timely filed in accordance with applicable Law (taking into account any extension of time within which to file). All such Tax Returns are true, correct, and complete in all material respects and were prepared in compliance with applicable Law. No claim has ever been made by a Governmental Entity in a jurisdiction where SuperMedia or any SuperMedia Subsidiary does not file Tax Returns that SuperMedia or any SuperMedia Subsidiary is or may be subject to Taxes in such jurisdiction.

(b) All Taxes of SuperMedia and each SuperMedia Subsidiary due and payable have been timely paid, other than any amount which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on SuperMedia’s most recent consolidated financial statements. The accruals and reserves for Taxes (without regard to deferred tax assets and deferred tax liabilities) of SuperMedia and each SuperMedia Subsidiary established in SuperMedia’s most recent consolidated financial statements are complete and adequate to cover any liabilities for Taxes that are not yet due and payable.

(c) No deficiencies for Taxes have been proposed or assessed in writing against SuperMedia or any SuperMedia Subsidiary by any Governmental Entity, and neither SuperMedia nor any SuperMedia Subsidiary has received any written notice of any claim, proposal or assessment against SuperMedia or any SuperMedia Subsidiary for any such deficiency for Taxes. As of the Original Agreement Date, there is no pending or, to the Knowledge of SuperMedia, threatened, audit, judicial proceeding or other examination against or with respect to SuperMedia or any SuperMedia Subsidiary with respect to any Taxes. Neither SuperMedia nor any SuperMedia Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to the assessment or collection of any Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(d) SuperMedia and each SuperMedia Subsidiary has duly and timely withheld and paid to the appropriate Governmental Entity all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(e) There are no liens or other security interests upon any property or assets of SuperMedia or any SuperMedia Subsidiary for Taxes, except for liens for Taxes not yet due and payable.

(f) Neither SuperMedia nor any SuperMedia Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the past two (2) years.

(g) Neither SuperMedia nor any SuperMedia Subsidiary (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is SuperMedia) filing a consolidated federal income Tax Return, (ii) has any liability for Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise, or (iii) is, or ever has been, a party to any agreement for the sharing, indemnification, or allocation of Taxes (other than agreements among SuperMedia and any SuperMedia Subsidiary and other than customary indemnifications for Taxes contained in credit or other commercial agreements the primary purposes of which do not relate to Taxes).

(h) Neither SuperMedia nor any SuperMedia Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date of as a result of any (i) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or foreign Law) for a taxable period ending on or before the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, or (v) election by SuperMedia or any SuperMedia Subsidiary under Section 108(i) of the Code.

(i) Neither SuperMedia nor any SuperMedia Subsidiary has engaged in any “listed transaction” within the meaning of Section 6011 of the Code (including the Treasury Regulations promulgated thereunder).

(j) Neither SuperMedia nor any SuperMedia Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code in connection with the transactions contemplated by this Agreement or (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code. There is no Contract to which SuperMedia or any SuperMedia Subsidiary is a party or by which SuperMedia or any SuperMedia Subsidiary is bound to compensate any employee, independent contractor or director of SuperMedia or any SuperMedia Subsidiary for excise taxes paid pursuant to Section 4999 of the Code.

(k) As used in this Agreement, the term “Tax” or “Taxes” means all United States federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, backup withholding, duties, intangibles, franchise, and other taxes, charges, fees, levies or like assessments, together with all penalties and additions to tax and interest thereon.

(l) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11    Employee Benefits.    For purposes of this Agreement, the following terms shall have the following meaning:

“Controlled Group Liability” means, with respect to SuperMedia or Dex, any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code other than such liabilities that arise solely out of, or relate solely to, the SuperMedia Benefit Plans or the Dex Benefit Plans, as applicable.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“SuperMedia Benefit Plan” means any employee benefit plan, program, policy, practice, or other arrangement (other than any SuperMedia Employment Agreement) providing benefits to any current or former employee, officer or director of SuperMedia or any SuperMedia Subsidiary or any beneficiary or dependent thereof that is sponsored or maintained by SuperMedia or any SuperMedia Subsidiary or to which SuperMedia or any SuperMedia Subsidiary contributes or is obligated to contribute, or otherwise with respect to which SuperMedia or any SuperMedia Subsidiary has any liability or obligation, in each case whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, change of control or fringe benefit plan, program or policy.

“SuperMedia Employment Agreement” means a contract, offer letter or agreement of SuperMedia or any SuperMedia Subsidiary with or addressed to any individual who is rendering or has rendered services thereto as an employee or consultant pursuant to which SuperMedia or any SuperMedia Subsidiary has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“SuperMedia Plan” means (i) each SuperMedia Benefit Plan that is not a Multiemployer Plan and (ii) each SuperMedia Employment Agreement.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(a) Section 3.11(a) of the SuperMedia Disclosure Schedule includes a true and complete list of all material SuperMedia Benefit Plans and all material SuperMedia Employment Agreements.

(b) With respect to each SuperMedia Plan, SuperMedia has delivered or made available to Dex a true, correct and complete copy of (as applicable): (i) each writing constituting a part of such SuperMedia Plan, including the plan document currently in effect, material employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules; (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; (vi) any notices to or from the Internal Revenue Service or any office or representative of the Department of Labor or any similar Governmental Entity relating to any material compliance issues in respect of any such SuperMedia Plan; and (vii) the most recent determination letter from the Internal Revenue Service (the “IRS”), if any. SuperMedia has delivered or made available to Dex a true, correct and complete copy of each material SuperMedia Employment Agreement.

(c) Except as would not reasonably be expected to result in material liability to SuperMedia or Dex, all contributions required to be made to any SuperMedia Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any SuperMedia Plan, for any period through the Original Agreement Date have been timely made or paid in full or, to the extent not required to be made or paid on or before the Original Agreement Date, have been reflected on the financial statements to the extent required by GAAP. Each SuperMedia Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(d) With respect to each SuperMedia Plan, SuperMedia and the SuperMedia Subsidiaries have complied, and are now in compliance, with all provisions of ERISA, the Code and all Laws applicable to such SuperMedia Plans, except for instances that would not have a Material Adverse Effect on SuperMedia. Each SuperMedia Plan has been administered in all respects in accordance with its terms, except for instances that would not have a Material Adverse Effect on SuperMedia. There is not now nor, to the Knowledge of SuperMedia, do any circumstances exist that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a SuperMedia Plan or the imposition of any lien on the assets of SuperMedia or any SuperMedia Subsidiary under ERISA or the Code. Section 3.11(d) of the SuperMedia Disclosure Schedule identifies each SuperMedia Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“SuperMedia Qualified Plans”). Each SuperMedia Qualified Plan (A)(i) has received a favorable determination letter from the IRS with respect to such qualification or (ii) is a prototype plan that is the subject of a favorable opinion letter from the IRS on which SuperMedia is entitled to rely, and (B) unless clause (A)(ii) applies, has been submitted to the IRS for a determination letter within the applicable remedial amendment period under Section 401(b) of the Code or has a remedial amendment period that has not yet expired, and to the Knowledge of SuperMedia, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any SuperMedia Qualified Plan or the tax-exempt status of its related trust. Section 3.11(d) of the SuperMedia Disclosure Schedule identifies each trust funding any SuperMedia Plan which is intended to meet the requirements of Section 501(c)(9) of the Code, and each such trust meets such requirements and provides no disqualified benefits (as such term is defined in Code Section 4976(b)). None of SuperMedia and the SuperMedia Subsidiaries nor, to the Knowledge of SuperMedia, any other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the SuperMedia Plans or their related trusts, SuperMedia, any SuperMedia Subsidiary or, to the Knowledge of SuperMedia, any Person that SuperMedia or any SuperMedia Subsidiary has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e) With respect to each SuperMedia Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) SuperMedia and each ERISA Affiliate have satisfied all minimum funding obligations under Section 412 of the Code or Section 302 of ERISA, and no waiver or variance of such obligations has been requested; (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred; (iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (iv) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or would reasonably be expected to be incurred by SuperMedia or any SuperMedia Subsidiary or any of their respective ERISA Affiliates; (v) the PBGC has not instituted proceedings to terminate any such SuperMedia Plan and, to the Knowledge of SuperMedia, no condition exists which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such SuperMedia Plan; and (vi) there has been no determination that a SuperMedia Plan is or is expected to be in “at risk” status within the meaning of Section 303(i) of ERISA or Section 430(i) of the Code.

(f) (i) No SuperMedia Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of SuperMedia and the SuperMedia Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of SuperMedia and the SuperMedia Subsidiaries nor any of their respective ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor, to the Knowledge of SuperMedia, do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of SuperMedia or any SuperMedia Subsidiary following the SuperMedia Effective Time. Without limiting the generality of the foregoing, none of SuperMedia, any SuperMedia Subsidiary, or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(g) SuperMedia and the SuperMedia Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to SuperMedia and the SuperMedia Subsidiaries or as otherwise set forth on Section 3.11(g) of the SuperMedia Disclosure Schedule.

(h) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of SuperMedia or any SuperMedia Subsidiary, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.

(i) Each SuperMedia Benefit Plan and each SuperMedia Employment Agreement that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been established and maintained in all material respects in accordance with the requirements of Section 409A of the Code and the Treasury Regulations thereunder. Neither SuperMedia nor any SuperMedia Subsidiary has any obligation to provide any “gross up” or similar payment to any Person in the event that such SuperMedia Benefit Plan or SuperMedia Employment Agreement fails to comply with Section 409A of the Code.

3.12    Compliance with Law; Permits.    (a) SuperMedia and each SuperMedia Subsidiary is, and at all times since the later of January 1, 2010 or its respective date of formation or organization has been, in compliance with all applicable federal, state, local or foreign or provincial laws, statutes, ordinances, rules, regulations, requirements or Orders of or with any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”) and is not in default under or in violation of any applicable Laws, except where such noncompliance, default or violation would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on SuperMedia.

(b) SuperMedia and the SuperMedia Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity (collectively, “Permits”) necessary for SuperMedia and the SuperMedia Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “SuperMedia Permits”) and no suspension or cancellation of any of the SuperMedia Permits is pending or, to the Knowledge of SuperMedia, threatened, except where the failure to have, or the suspension or cancellation of, any of the SuperMedia Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SuperMedia. All SuperMedia Permits are in full force and effect, except where such failure to be in full force and effect would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on SuperMedia. SuperMedia and the SuperMedia Subsidiaries are not, and since January 1, 2010 have not been, in violation or breach of, or default under, any SuperMedia Permit, except where such violation, breach or default would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on SuperMedia.

(c) This Section 3.12 does not relate to matters with respect to Taxes and Tax Returns (which are the subject of Section 3.10), Employee Benefits (which are the subject of Section 3.11) or Environmental Liabilities (which are the subject of Section 3.15).

3.13    Certain Contracts.

(a) Except as set forth in the exhibit index to the SuperMedia 2011 10-K or as set forth on Section 3.13 of the SuperMedia Disclosure Schedule, as of the Original Agreement Date, neither SuperMedia nor any SuperMedia Subsidiary is a party to or bound by (i) any Contract relating to the incurrence or guarantee of Indebtedness by SuperMedia or any SuperMedia Subsidiary in an amount in excess in the aggregate of $10,000,000 (collectively, “SuperMedia Instruments of Indebtedness”), (ii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) any non-competition Contract, or any other agreement or obligation which purports to limit or restrict in any material respect (A) the ability of SuperMedia or its Subsidiaries to solicit customers or (B) the manner in which, or the localities in which, all or any portion of the business of SuperMedia and the SuperMedia Subsidiaries or, following consummation of the transactions contemplated by this Agreement, Dex Surviving Company and its Subsidiaries, is or would be conducted, (iv) any Contract providing for any payments to an officer, director or Affiliate of SuperMedia or, in excess of $1,000,000, to any other Person that are conditioned, in whole or in part, on a change of control of SuperMedia or any SuperMedia Subsidiary, (v) any collective bargaining agreement or other agreement or arrangement with any labor organization, (vi) any joint venture or partnership agreement related to the formation, creation, operation or management or any joint venture or partnership that is material to SuperMedia and the SuperMedia Subsidiaries, taken as a whole, (vii) any Contract that grants any right of first refusal or right of first offer or similar right that limits or purports to limit the ability of SuperMedia or any SuperMedia Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business, (viii) any material Contract that contains a “most favored nation” or other term providing preferential pricing or treatment to a third party, and (ix) any Contract not made in the ordinary course of business which (A) is material to SuperMedia and the SuperMedia Subsidiaries taken as a whole or (B) which would reasonably be expected to materially delay the consummation of the Mergers or any other transaction contemplated by this Agreement (collectively, the “SuperMedia Material Contracts”).

(b) With such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SuperMedia:

(i)	Each SuperMedia Material Contract is valid and binding on SuperMedia (or, to the extent a Subsidiary of SuperMedia is a party, such Subsidiary) and, to the Knowledge of SuperMedia, any other party thereto, and is in full force and effect and enforceable against SuperMedia or a SuperMedia Subsidiary, as applicable (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies); and

(ii)	Neither SuperMedia nor any SuperMedia Subsidiary is, and, to the Knowledge of SuperMedia, no other party thereto is, in breach or default under any SuperMedia Material Contract.

(c) Prior to the Original Agreement Date, SuperMedia has made available to Dex true and complete copies of all SuperMedia Material Contracts.

(d) For purposes of this Agreement, “Indebtedness” of a Person means (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes and similar agreements, (iii) all leases of such Person capitalized pursuant to GAAP, and (iv) all obligations of such Person under sale-and-lease back transactions, agreements to repurchase securities sold and other similar financing transactions.

3.14    Undisclosed Liabilities.    Neither SuperMedia nor any SuperMedia Subsidiary has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) liabilities that are reflected or reserved against on the consolidated balance sheet of SuperMedia included in SuperMedia’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2011 (the “SuperMedia 2011 10-K”) (including any notes thereto), (ii) liabilities incurred in connection with this Agreement and the transactions contemplated hereby, and (iii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2011 that have not had and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SuperMedia.

3.15    Environmental Liability.    Except for matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on SuperMedia, (i) there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on SuperMedia of any liability or obligation under Environmental Laws, or pending or, to the Knowledge of SuperMedia, threatened against SuperMedia; (ii) SuperMedia is not subject to any Order or party to any agreement, order, judgment, decree, letter or memorandum by or with any third party imposing any liability or obligation under any Environmental Laws; (iii) SuperMedia has complied and is in compliance with all applicable Environmental Laws, including obtaining and complying with all Permits required pursuant to applicable Environmental Laws; and (iv) SuperMedia has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released, or exposed any person to any hazardous substance or waste, or owned or operated any property or facility contaminated by any hazardous substance or waste in a manner reasonably anticipated to give rise to any current or future liabilities under Environmental Laws. For purposes of this Agreement, “Environmental Laws” means any common law or local, state, federal or foreign statute, regulation, ordinance or similar provision having the force or effect of law, any judicial and administrative order or determination, or any contractual obligation concerning public health and safety, worker health and safety, or pollution or protection of the environment, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

3.16    Real Property.

(a) Each of SuperMedia and the SuperMedia Subsidiaries has good title free and clear of all Liens to all real property owned by such entities (the “SuperMedia Owned Properties”), except for Liens that do not materially detract from the present use of such real property.

(b) A true and complete copy of each agreement pursuant to which SuperMedia or any SuperMedia Subsidiary leases any material real property (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “SuperMedia Leases”) has heretofore been made available to Dex. Each SuperMedia Lease is valid, binding and enforceable against SuperMedia or an applicable SuperMedia Subsidiary in accordance with its terms and is in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies), except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on SuperMedia. There are no defaults by SuperMedia or any SuperMedia Subsidiary, as applicable, under any of the SuperMedia Leases which, individually or in the aggregate, would have a Material Adverse Effect on SuperMedia. To the Knowledge of SuperMedia, no event has occurred that with or without notice or lapse of time or both would constitute a breach or default thereunder by any party thereto or would permit the termination, modification or acceleration of rent thereunder, except, in each case, for such breaches, defaults, terminations, modifications or accelerations that can not, individually or in aggregate, reasonably be expected to have a Material Adverse Effect on SuperMedia.

(c) The SuperMedia Owned Properties and the properties leased pursuant to the SuperMedia Leases (the “SuperMedia Leased Properties”) constitute all of the real estate on which SuperMedia and the SuperMedia Subsidiaries maintain their facilities or conduct their business as of the Original Agreement Date, except for locations the loss of which would not result in a Material Adverse Effect on SuperMedia.

3.17    State Takeover Laws; Rights Agreement.    SuperMedia has, or will have prior to the SuperMedia Effective Time, taken all necessary action so that, assuming compliance by Dex and Merger Sub with their respective obligations hereunder and the accuracy of the representations and warranties made by Dex and Merger Subs herein, no “business combination,” “moratorium,” “fair price,” “control share acquisition” or other state anti-takeover statute or regulation, nor any takeover-related provision in the SuperMedia Charter or the SuperMedia Bylaws, would (i) prohibit or restrict SuperMedia’s ability to perform its obligations under this Agreement, any related agreement, or the SuperMedia Certificate of Merger or its ability to consummate the transactions contemplated hereby and thereby, (ii) have the effect of invalidating or voiding this Agreement, or the SuperMedia Certificate of Merger, or any provision hereof or thereof, or (iii) subject Dex, Newco or Merger Sub to any impediment or condition in connection with the exercise of any of its rights under this Agreement or the Certificates of Merger. SuperMedia does not have any stockholder rights plan in effect.

3.18    Opinion.    Prior to the execution of this Agreement, the Board of Directors of SuperMedia has received an opinion from Morgan Stanley & Co. LLC to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of SuperMedia Common Stock except for shares of SuperMedia Common Stock owned by Dex, SuperMedia or any of their respective Subsidiaries. Such opinion has not been amended or rescinded.

3.19    Internal Controls.    SuperMedia has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. SuperMedia’s disclosure controls and procedures are designed to ensure that information required to be disclosed in

SuperMedia’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods. SuperMedia and its Subsidiaries have implemented and maintain a system of internal controls over financial reporting that is sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. SuperMedia is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of NASDAQ. Since December 31, 2011 through the Original Agreement Date, SuperMedia has not identified (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting which is reasonably likely to adversely affect SuperMedia’s ability to record, process, summarize and report financial information or (ii) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in SuperMedia’s internal control over financial reporting.

3.20    Insurance.    SuperMedia and the SuperMedia Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. To the Knowledge of SuperMedia, neither SuperMedia nor any SuperMedia Subsidiary is in material breach or material default of any insurance policies maintained by SuperMedia or any SuperMedia Subsidiary or has taken any action or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default or permit termination (prior to the scheduled termination or expiration thereof) or modification of any such insurance policies. To the Knowledge of SuperMedia, neither SuperMedia nor any SuperMedia Subsidiary has received any notice of termination or cancellation (prior to the scheduled termination or expiration thereof) or denial of coverage with respect to any such insurance policy.

3.21    SuperMedia Information.    The information relating to SuperMedia or any SuperMedia Subsidiary to be included or incorporated by reference in the Joint Proxy Statement and the Form S-4 will not, at the time the Form S-4 is declared effective, the time the Joint Proxy Statement is first mailed to stockholders of SuperMedia and Dex and the time of the SuperMedia Stockholders Meeting and the Dex Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The information relating to SuperMedia or any SuperMedia Subsidiary that is provided or to be provided by SuperMedia or its representatives for inclusion in any document (other than the Form S-4) filed with any other Governmental Entity in connection with the transactions contemplated by this Agreement will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. All documents that SuperMedia is responsible for filing with the SEC in connection with the Mergers or the other transactions contemplated hereby (including the Joint Proxy Statement) (except for such portions thereof that relate only to Dex, Merger Subs or any of their Subsidiaries) will comply as to form and substance in all material respects with the provisions of the Exchange Act.

3.22    Intellectual Property.    For purposes of this Agreement, the following terms shall have the following respective meanings:

“Intellectual Property” means all intellectual property in any jurisdiction throughout the world including all (i) trademarks, service marks, brand names, Internet domain names, logos, symbols, trade dress, fictitious names, trade names, and other indicia of origin and all goodwill associated therewith and symbolized thereby; (ii) patents and inventions and discoveries, whether patentable or not, and improvements; (iii) confidential or proprietary information, trade secrets and know-how (including processes, schematics, business and other methods, formulae, drawings, specifications, prototypes, models, designs, plans, data, research and development, pricing and cost information, business and marketing plans and proposals, vendor, customer and supplier lists) (collectively, “Trade Secrets”); (iv) copyrights and works of authorship (including in any form or media) (whether or not copyrightable); (v) computer software programs (including source and object code), systems, data, databases and other compilations of information (and including all middleware, firmware, tools, applications and related documentation; (vi) disclosures, issuances, applications and registrations and any renewals thereof, and all extensions, modifications, reexaminations, renewals, divisions, continuations, continuations-in-part, reissues, restorations and reversions for or related to, as applicable, any of the foregoing; (vii) all other intellectual property and (viii) copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).

“SuperMedia IP Contract” means any material Contract concerning Intellectual Property to which SuperMedia or any SuperMedia Subsidiary is a party.

“SuperMedia IT Assets” means the computer software, firmware, middleware, servers, systems, networks, workstations, data communications lines, and all other information technology equipment, used by SuperMedia and the SuperMedia Subsidiaries.

(a) Section 3.22(a) of the SuperMedia Disclosure Schedule sets forth a true and complete list of all the following that are owned by SuperMedia or any SuperMedia Subsidiary, indicating for each item if applicable, the registration or application number, the record owner and the applicable filing jurisdiction: (i) material patented or material registered Intellectual Property and (ii) material pending patent applications or applications for registration of material Intellectual Property.

(b) To the Knowledge of SuperMedia, either SuperMedia or a SuperMedia Subsidiary owns all right, title and interest in and to, or is licensed or otherwise possesses adequate rights to use, all Intellectual Property material to their respective businesses as currently conducted (together with all Intellectual Property set forth in Section 3.22(a), collectively the “SuperMedia IP”) free and clear of any Liens other than Permitted Liens (and, for the avoidance of doubt, other than obligations to pay royalties or other amounts due under any licenses of Intellectual Property), and all such rights shall survive the consummation of the transactions contemplated in this Agreement on substantially similar terms as such rights existed prior to Closing. There are no pending, and, to the Knowledge of SuperMedia, there have not been threatened within the past two years any, claims by any Person alleging infringement, misappropriation or other violation by SuperMedia or any SuperMedia Subsidiary of any other Person’s Intellectual Property that, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on SuperMedia. To the Knowledge of SuperMedia, the conduct of the business of SuperMedia and the SuperMedia Subsidiaries does not misappropriate, infringe or otherwise violate in any material respect any Intellectual Property of any other Person. Neither SuperMedia nor any SuperMedia Subsidiary has filed any claim for misappropriation, infringement or other violation by another Person of its rights in or to any of the SuperMedia IP within the past twenty-four (24) months. To the Knowledge of SuperMedia, no Person is misappropriating, infringing or otherwise violating any material SuperMedia IP.

(c) With such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SuperMedia, (i) each SuperMedia IP Contract is valid and binding on SuperMedia (or, to the extent a SuperMedia Subsidiary is a party, such Subsidiary) and, to the Knowledge of SuperMedia, any other party thereto, and is in full force and effect and enforceable against SuperMedia or a SuperMedia Subsidiary, as applicable (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies) and (ii) neither SuperMedia nor any SuperMedia Subsidiary, nor, to the Knowledge of SuperMedia, any other party thereto, is in breach or default under any SuperMedia IP Contract. Prior to the Original Agreement Date, SuperMedia has made available to Dex true and complete copies of all SuperMedia IP Contracts.

(d) SuperMedia and the SuperMedia Subsidiaries (i) take reasonable actions to protect, maintain and preserve the (A) operation and security of the SuperMedia IT Assets, (B) confidentiality of data, information, and Trade Secrets owned, held or used by SuperMedia or the SuperMedia Subsidiaries, and (C) Intellectual Property material to their respective businesses (including by having and enforcing a policy that prior and current employees, consultants and agents execute non-disclosure (if such persons have or had access to Trade Secrets) and invention assignment agreements, in each case for the benefit of SuperMedia and/or the SuperMedia Subsidiaries), (ii) abide by all Laws regarding the collection, use, transfer and disclosure of personally identifiable and other confidential information, including customer and client information, and (iii) are not subject to any pending or, to the Knowledge of SuperMedia, threatened claim that alleges a material breach of any of the foregoing or inquiry by any Governmental Entity regarding the foregoing, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SuperMedia.

(e) The SuperMedia IT Assets have not been interrupted or failed within the past two (2) years in a manner that materially impaired SuperMedia’s or the SuperMedia Subsidiaries’ ability to deliver SuperMedia’s core products and services to their respective customers.

(f) The SuperMedia IP is not subject to any material pending or outstanding Action or Order, and to the Knowledge of SuperMedia, there are no Actions or Orders threatened, that question or seek to cancel, limit, challenge or modify the ownership, validity, enforceability, registerability, patentability, use or right to use SuperMedia IP, or that would restrict, impair or otherwise materially adversely affect SuperMedia’s or the SuperMedia Subsidiaries’ use thereof or their rights thereto.

(g) For purposes of this Agreement, the term “Permitted Liens” means (i) statutory liens securing payments not yet due, (ii) such imperfections or irregularities of title (other than with respect to Intellectual Property), easements, trackage rights, leases, licenses, special assessments, rights-of-way, restrictions on use of real property and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iii) mortgages, or deeds of trust, security interests or other encumbrances on title related to Indebtedness or other liabilities reflected on the consolidated financial statements contained in the SuperMedia Reports or the Dex Reports, as applicable, (iv) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (v) mechanics’, materialmen’s or other Liens or security interests arising by operation of law that secure a liquidated amount that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, and (vi) any other Liens that have not had or are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on SuperMedia or Dex, as the case may be.

3.23    Labor and Employment.

(a) As of the Original Agreement Date, Section 3.23 of the SuperMedia Disclosure Schedule sets forth a true and complete list of collective bargaining or other labor union contracts applicable to any employees of SuperMedia or any SuperMedia Subsidiary. As of the Original Agreement Date, there is no strike, work stoppage, lockout or other material labor dispute pending, or, to the Knowledge of SuperMedia, threatened, by or with respect to any employee of SuperMedia, and no such dispute has occurred within the past five (5) years. As of the Original Agreement Date, (i) neither SuperMedia nor any SuperMedia Subsidiary has breached or otherwise failed to comply with any provision of any collective bargaining or other labor union contract applicable to any employees of SuperMedia or any SuperMedia Subsidiary and (ii) there are no written grievances or written complaints outstanding or, to the Knowledge of SuperMedia, threatened against SuperMedia or any SuperMedia Subsidiary under any such contract except for any breaches, failures to comply, grievances or complaints that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SuperMedia. SuperMedia has made available to Dex true and complete copies of all contracts set forth in Section 3.23 of the SuperMedia Disclosure Schedule, including all amendments applicable to such contracts. To the Knowledge of SuperMedia, with respect to any employees of SuperMedia, no union organizing or decertification activities are underway or threatened and no such activities have occurred within the past five (5) years.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SuperMedia, SuperMedia and each SuperMedia Subsidiary (i) is and has been in compliance with all applicable Laws regarding employment and employment practices, including without limitation those Laws relating to terms and conditions of employment, wages and hours, collective bargaining, equal employment, occupational safety and health and workers’ compensation, and (ii) has no charges or complaints relating to unfair labor practices or unlawful employment practices pending or, to the knowledge of SuperMedia, threatened against it before any Governmental Entity.

(c) With respect to the Mergers, any notice required under any law or collective bargaining agreement has been or prior to the Closing will be given, and all bargaining obligations with any employee representative have been or prior to the Closing will be satisfied. Within the past three (3) years, neither SuperMedia nor any SuperMedia Subsidiary has implemented any plant closing or layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law (collectively, the “WARN Act”), and no such action will be implemented without advance notification to Dex.

3.24    Affiliate Transactions.    To the Knowledge of SuperMedia, other than the SuperMedia Employment Agreements and any transaction under any SuperMedia Benefit Plan, there are no transactions, agreements, arrangements or understandings, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, agreements, arrangements or understandings, or series or related transactions, agreements, arrangements or understandings, between SuperMedia and/or any SuperMedia Subsidiary, on the one hand, and any current or former stockholder (who beneficially owns or owned five percent or more of the SuperMedia Common Stock), director, executive officer or other Affiliate (other than any SuperMedia Subsidiary on the Original Agreement Date) of SuperMedia, whether or not required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act. For purposes of this Agreement, “Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

3.25    SuperMedia Ownership of Dex Securities.    Neither SuperMedia nor any SuperMedia Subsidiary beneficially owns any shares of Dex Common Stock or any options, warrants or other rights to acquire Dex Common Stock. SuperMedia is not and will not become prior to the Closing Date, an “interested stockholder” with respect to Dex or Newco within the meaning of Section 203 of the DGCL.

3.26    No Other Representations; Disclaimer.

(a) Except for the representations and warranties made by SuperMedia in this Agreement, neither SuperMedia nor any other Person makes any express or implied representation or warranty with respect to SuperMedia or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, and SuperMedia hereby disclaims any such other representations or warranties, including any representation or warranty regarding merchantability or fitness for a particular purpose. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by SuperMedia in this Agreement, neither SuperMedia nor any other Person makes or has made any representation or warranty to Dex or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to SuperMedia, any of its Subsidiaries or their respective businesses, or (ii) any oral or written information presented to Dex or any of its Affiliates or representatives in the course of their due diligence investigation of SuperMedia and its Subsidiaries, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, SuperMedia acknowledges and agrees that neither Dex nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Dex and Merger Subs in this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Dex or Merger Subs furnished or made available to SuperMedia, or any of its representatives or any representation or warranty regarding merchantability or fitness for a particular purpose. Without limiting the generality of the foregoing, SuperMedia acknowledges that, except for the representations and warranties made by Dex and Merger Subs in this Agreement, no representation or warranties are made by Dex or any other Person with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to SuperMedia or any of its representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF DEX AND MERGER SUBS

Except (i) as disclosed in, and reasonably apparent from, any Dex Report filed with, or furnished to, the SEC by Dex and publicly available prior to the Original Agreement Date (excluding, in each case, any disclosures set forth in any risk factor section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature), or (ii) as disclosed in a correspondingly numbered section of the disclosure schedule (the “Dex Disclosure Schedule”) delivered by Dex and Merger Subs to SuperMedia prior to the execution of the Original Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Dex’s, Newco’s or Merger Sub’s covenants contained herein; provided that, notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in such schedule shall not be deemed an admission that such item is required to be disclosed therein or represents a material exception or material fact, event or circumstance or that such item has had or is reasonably likely to have a Material Adverse Effect on Dex, Newco or Merger Sub; provided, further, that the disclosure of any item in any section of the Dex Disclosure Schedule shall be deemed disclosed with respect to any other section of the Dex Disclosure Schedule to which such item is relevant, whether or not a specific cross reference appears, so long as the relevance is reasonably apparent from the face of such disclosure), Dex and Merger Subs, jointly and severally, hereby represent and warrant to SuperMedia as follows:

4.1    Corporate Organization.

(a) Dex is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Dex has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to have such power and authority or to be so licensed and qualified is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Dex.

(b) True and complete copies of the certificate of incorporation (the “Dex Charter”) and bylaws (the “Dex Bylaws”) of Dex, as in effect as of the Original Agreement Date, have previously been made available to SuperMedia.

(c) Each Dex Subsidiary (including Newco and Merger Sub) (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing (where such concept is recognized) in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all requisite corporate or similar power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (i) – (iii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Dex. Each of Newco and Merger Sub (x) was formed solely for the purposes of engaging in the transactions contemplated by this Agreement, (y) since its date of formation, has not engaged in any activities or conducted its operation other than in connection with or as contemplated by this

Agreement, and (z) is and will continue to be a wholly owned Subsidiary of Dex at all times through the Dex Effective Time. True and complete copies of the certificate of incorporation and bylaws of the Merger Subs, in effect as of the Original Agreement Date, have previously been made available to SuperMedia.

4.2    Capitalization.

(a) The authorized capital stock of Dex consists of 300,000,000 shares of Dex Common Stock, of which, as of August 17, 2012, 51,363,963 shares were issued and outstanding, and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Dex Preferred Stock”), of which, as of the Original Agreement Date, no shares were issued and outstanding. As of August 17, 2012, no shares of Dex Common Stock were held in Dex’s treasury. As of the Original Agreement Date, no shares of Dex Common Stock or Dex Preferred Stock were reserved for issuance, except for 5,260,524 shares under the Dex Stock Plans. As of August 17, 2012, (i) 2,542,170 Dex Stock Options were outstanding pursuant to the Dex Stock Plans or otherwise, (ii) 552,288 Dex Restricted Shares were outstanding pursuant to the Dex Stock Plans or otherwise, (iii) 325,000 Dex Stock Units were outstanding and unsettled pursuant to the Dex Stock Plans or otherwise and (iv) 387,412 Dex SARs were outstanding and unsettled pursuant to the Dex Stock Plans or otherwise. All of the issued and outstanding shares of Dex Common Stock have been, and all shares of Dex Common Stock that may be issued pursuant to the Dex Stock Plans or otherwise will be, when issued in accordance with the terms thereof, duly authorized and validly issued and are fully paid, nonassessable and not subject to, or issued in violation of, any purchase option, redemption, call option, right of first refusal, preemptive right, subscription right or any similar right. Except pursuant to this Agreement, the Dex Stock Plans or as set forth on Section 4.11(a) of the Dex Disclosure Schedule, Dex does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Dex Common Stock or any other equity securities of Dex or any securities representing the right to purchase or otherwise receive any shares of Dex Common Stock. Dex has provided SuperMedia with a true and complete list of all Dex Stock Options, Dex Restricted Shares, Dex Stock Units, Dex SARs, and other equity-based awards outstanding under the Dex Stock Plans or otherwise as of June 30, 2012, the number of shares subject to each such award, the grant date of each such award, the vesting schedule of each such award and the exercise price for each such Dex Stock Option. Since June 30, 2012 through the Original Agreement Date, Dex has not issued or awarded, or authorized the issuance or award of, any capital stock, options, restricted stock or other equity-based awards or other securities convertible into or exchangeable for capital stock or other equity interests in Dex under the Dex Stock Plans or otherwise. There are no outstanding bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which Dex’s stockholders may vote.

(b) The authorized capital stock of Newco consists of 100 shares of Newco Common Stock, of which 100 shares are issued and outstanding. All of the outstanding shares of Newco Common Stock are owned directly by Dex. The authorized capital stock of Merger Sub consists of 100 shares of common stock, $0.01 par value per share, all of which are owned directly by Newco.

(c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Dex (including Merger Subs) are owned by Dex, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and not subject to, or issued in violation of, any purchase option, redemption, call option, right of first refusal, preemptive right, subscription right or any similar right. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Dex Subsidiary owns any Dex Common Stock or other equity interest in Dex. Except for the capital stock or other equity ownership interests of the Dex Subsidiaries, neither Dex nor any Dex Subsidiary beneficially owns directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. The shares of Dex Common Stock to be issued pursuant to the Mergers have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued, fully paid, nonassessable and not subject to, or issued in violation of, any purchase option, redemption, call option, right of first refusal, preemptive right, subscription right or any similar right.

4.3    Authority; No Violation.

(a) Dex has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Dex of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Dex. The Board of Directors of Dex has determined that this Agreement and the transactions contemplated hereby are in the best interests of Dex and its stockholders, has adopted, approved and declared advisable this Agreement and recommended that its stockholders vote (i) in favor of the adoption of this Agreement and (ii) to accept the Dex Pre-Pack Plan (the “Dex Recommendation”) and, subject to Section 6.12(c) hereof, has directed that this Agreement and the transactions contemplated by this Agreement (including the issuance of Newco Common Stock in connection with the SuperMedia Merger and the consummation of the transactions contemplated by this Agreement through Chapter 11 Cases) be submitted to Dex’s stockholders for approval and adoption at a duly held meeting of such stockholders or as otherwise required by applicable law. Except for (i) the approval of this Agreement and the transactions contemplated by this Agreement by the affirmative vote of a majority of all the votes entitled to be cast by holders of outstanding Dex Common Stock (the “Dex Stockholder Merger Approval”) or, if the Mergers are to be effected through Chapter 11 Cases with respect to Dex, the acceptance of the Dex Pre-Pack Plan by the affirmative vote of at least two-thirds of the votes cast by holders of outstanding Dex Common Stock (the “Dex Stockholder Plan Approval”, and each of the Dex Stockholder Merger Approval and the Dex Stockholder Plan Approval, a “Dex Stockholder Approval”) and (ii) the adoption of this Agreement and approval of the issuance of Newco Common Stock by Dex in its capacity as sole stockholder of Newco, which Dex shall effect promptly following the execution of this Agreement, no stockholder vote or other corporate proceedings on the part of Dex or any of its Subsidiaries are necessary to approve this Agreement or to consummate the transactions contemplated hereby except for approval of the Board of Directors of Dex and certain of its Subsidiaries authorizing the commencement of any Chapter 11 Cases. This Agreement has been duly and validly executed and delivered by Dex and (assuming due authorization, execution and delivery by SuperMedia) constitutes the valid and binding obligation of Dex, enforceable against Dex in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Each of Newco and Merger Sub has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The Board of Directors of each of Newco and Merger Sub has determined that this Agreement and the transactions contemplated hereby are in the best interests of its respective company and its stockholders, has adopted, approved and declared advisable this Agreement and recommended that its stockholders vote in favor of the adoption of this Agreement. Except for the approval of this Agreement by Newco in its capacity as sole stockholder of Merger Sub, which Newco shall effect promptly following the execution of this Agreement, no stockholder vote or other corporate proceedings on the part of the Merger Subs are necessary to authorize the execution and delivery of this Agreement by the Merger Subs and the consummation of the transactions contemplated hereby except for approval of the Board of Directors of each of the Merger Subs authorizing the commencement of any Chapter 11 Cases. This Agreement has been duly and validly executed and delivered by each of the Merger Subs and (assuming due authorization, execution and delivery by SuperMedia) constitutes the valid and binding obligation of each of the Merger Subs, enforceable against such Party in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies)

(c) Neither the execution and delivery of this Agreement by Dex or the Merger Subs, nor the consummation by Dex or the Merger Subs of the transactions contemplated hereby, nor compliance by Dex or the Merger Subs with any of the terms or provisions of this Agreement, will (i) assuming the Dex Stockholder Merger Approval (or, if the Mergers are to be effected through Chapter 11 Cases with respect to Dex, the Dex Stockholder Plan Approval) is obtained, violate any provision of the Dex Charter or the Dex Bylaws or any equivalent organizational documents of any Dex Subsidiary (including the Merger Subs) or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 shall have been duly obtained and/or made prior to the Dex Effective Time and any waiting period required thereunder shall have been terminated or expired prior to the Dex Effective Time, (A) violate any Law or Order applicable to Dex, any Dex Subsidiary or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, amendment or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Dex or any Dex Subsidiary under, any of the terms, conditions or provisions of any Contract to which Dex or any Dex Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Dex.

(d) Notwithstanding anything in this Agreement to the contrary, to the extent the accuracy of the representations and warranties of Dex and the Merger Subs set forth in this Section 4.3 is based on the accuracy of SuperMedia’s representations and warranties in Section 3.25, the representations and warranties of Dex and the Merger Subs in Section 4.3 shall be limited to the extent affected by any inaccuracy in Section 3.25.

4.4    Consents and Approvals.    Except for (i) the filing with the SEC of the Joint Proxy Statement and the filing and declaration of effectiveness of the Form S-4, and such reports under Sections 12, 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement, and the transactions contemplated hereby and thereby, and obtaining from the SEC such orders as may be required in connection therewith, (ii) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) any notices or filings under the HSR Act and the termination or expiration of any applicable waiting period thereunder, and such other consents, approvals, filings or registrations as may be required under any foreign antitrust, merger control or competition Laws, (iv) such filings and approvals as are required to be made or obtained under the Securities Act and the securities or “Blue Sky” Laws of various states in connection with the issuance of the shares of Newco Common Stock pursuant to this Agreement, and approval of the listing of such Newco Common Stock on the NYSE or the NASDAQ, (v) such filings, consents and approvals of Governmental Entities as may be set forth on Section 4.4 of the Dex Disclosure Schedule, (vi) the Dex Stockholder Merger Approval (or, if the Mergers are to be effected through Chapter 11 Cases with respect to Dex, the Dex Stockholder Plan Approval), (vii) such filings or notices required under the rules and regulations of the NYSE or the NASDAQ, (viii) if the Mergers are to be effected though Chapter 11 Cases with respect to Dex, such filings (including a chapter 11 plan of reorganization and disclosure statement) and consents as are required under the Bankruptcy Code to cause the Chapter 11 Cases to be commenced and consummated, and (ix) such other consents, approvals, filings or registrations the failure of which to be made or obtained, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Dex, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Dex and the Merger Subs of this Agreement and (B) the consummation by Dex and the Merger Subs of the Mergers and the other transactions contemplated by this Agreement.

4.5    Reports.    Since January 30, 2010, Dex has timely filed all forms, documents, statements and reports required to be filed by it with the SEC under the Securities Act or the Exchange Act prior to the Original Agreement Date (the forms, documents, statements and reports filed with the SEC since January 30, 2010 and those filed with the SEC subsequent to the Original Agreement Date under the Securities Act or the Exchange Act, if any, including any amendments thereto, the “Dex Reports”). As of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseded filing prior to the Original Agreement Date, the Dex Reports complied, and each of the Dex Reports filed subsequent to the Original Agreement Date will comply, in all material respects with the requirements of the Securities Act, the

Exchange Act and the Sarbanes-Oxley Act, as the case may be. No Dex Subsidiary is subject to the periodic reporting requirements of the Exchange Act. As of the time of filing with the SEC, none of the Dex Reports so filed or that will be filed subsequent to the Original Agreement Date contained or will contain, as the case may be, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such Dex Report has been amended or superseded by a later Dex Report filed prior to the Original Agreement Date. Dex has made available to SuperMedia correct and complete copies of all material correspondence with the SEC since January 30, 2010 and prior to the Original Agreement Date. To the Knowledge of Dex, as of the Original Agreement Date, none of the Dex Reports is the subject of any ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. For purposes of this Agreement, “Knowledge of Dex” shall mean the actual knowledge of the Persons listed on Exhibit F.

4.6    Financial Statements.    Each of the consolidated financial statements of Dex included in the Dex Reports complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Dex and the Dex Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments in amounts consistent with past practice in the case of unaudited financial statements, which adjustments, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Dex).

4.7    Broker’s Fees.    Neither Dex nor any Dex Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokers fees, commissions or finder’s fees in connection with the Mergers or related transactions contemplated by this Agreement, other than Houlihan Lokey Capital, Inc., all of the fees and expenses of which shall be the sole responsibility of Dex; and a true and complete copy of the agreement with respect to such engagement has previously been made available to SuperMedia.

4.8    Absence of Certain Changes or Events.    Except for liabilities incurred in connection with this Agreement or as publicly disclosed in the Forms 10-K, 10-Q and 8-K and any registration statements, proxy statements or prospectuses comprising the Dex Reports filed prior to the Original Agreement Date, (i) since December 31, 2011, (A) Dex and the Dex Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (B) there has not been any Material Adverse Effect with respect to Dex; and (ii) since December 31, 2011 through the Original Agreement Date, there has not been:

(a) any issuance or awards of Dex Stock Options, Dex Restricted Shares, Dex Stock Units, Dex SARs or other equity-based awards in respect of Dex Common Stock to any director, officer or employee of Dex or any of the Dex Subsidiaries, other than in the ordinary course of business consistent with past practice;

(b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Dex’s capital stock;

(c) except as required by the terms of any Dex Benefit Plans or by applicable Law, (i) any granting by Dex or any of the Dex Subsidiaries to any current or former director, officer or employee of any increase in compensation, bonus or other benefits, except for any such increases to employees who are not current directors or executive officers of Dex in the ordinary course of business consistent with past practice, (ii) any granting by Dex or any of the Dex Subsidiaries to any current or former director or executive officer of Dex of any increase in severance or termination pay, (iii) any entry by Dex or any of the Dex Subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any current or former director or executive officer, (iv) any establishment, adoption, entry into, amendment or modification of any Dex Benefit Plan or (v) any entry by Dex or any of its Subsidiaries into, or any amendment or termination of, any collective bargaining agreement or collective bargaining relationship;

(d) any change in any material respect in accounting methods, principles or practices by Dex affecting its assets, liabilities or business, other than changes to the extent required by a change in GAAP or regulatory accounting principles;

(e) any material Tax election or change in or revocation of any material Tax election, material amendment to any Tax Return, closing agreement with respect to a material amount of Taxes, or settlement or compromise of any material income Tax liability by Dex or any of the Dex Subsidiaries;

(f) any material change in its investment or risk management or other similar policies; or

(g) any agreement or commitment (contingent or otherwise) to do any of the foregoing.

4.9    Legal Proceedings.    (a) There are no (i) Actions pending (or, to the Knowledge of Dex, threatened) against or affecting Dex or any Dex Subsidiary, or any of their respective properties, at law or in equity, or (ii) Orders against Dex or any Dex Subsidiary, in the case of each of clause (i) or (ii), which would, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Dex. As of the Original Agreement Date, there is no Action pending against (or, to the Knowledge of Dex, threatened against) Dex that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Mergers.

4.10    Taxes and Tax Returns.    Except for matters that, individually or in the aggregate, would not have a Material Adverse Effect on Dex:

(a) All Tax Returns required to be filed by or with respect to Dex or any Dex Subsidiary for all taxable periods ending on or before the Original Agreement Date have been timely filed in accordance with applicable Law (taking into account any extension of time within which to file). All such Tax Returns are true, correct, and complete in all material respects and were prepared in compliance with applicable Law. No claim has ever been made by a Governmental Entity in a jurisdiction where Dex or any Dex Subsidiary does not file Tax Returns that Dex or any Dex Subsidiary is or may be subject to Taxes in such jurisdiction.

(b) All Taxes of Dex and each Dex Subsidiary due and payable have been timely paid, other than any amount which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on Dex’s most recent consolidated financial statements. The accruals and reserves for Taxes (without regard to deferred tax assets and deferred tax liabilities) of Dex and each Dex Subsidiary established in Dex’s most recent consolidated financial statements are complete and adequate to cover any liabilities for Taxes that are not yet due and payable.

(c) No deficiencies for Taxes have been proposed or assessed in writing against Dex or any Dex Subsidiary by any Governmental Entity, and neither Dex nor any Dex Subsidiary has received any written notice of any claim, proposal or assessment against Dex or any Dex Subsidiary for any such deficiency for Taxes. As of the Original Agreement Date, there is no pending or, to the Knowledge of Dex, threatened, audit, judicial proceeding or other examination against or with respect to Dex or any Dex Subsidiary with respect to any Taxes. Neither Dex nor any Dex Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to the assessment or collection of any Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(d) Dex and each Dex Subsidiary has duly and timely withheld and paid to the appropriate Governmental Entity all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(e) There are no liens or other security interests upon any property or assets of Dex or any Dex Subsidiary for Taxes, except for liens for Taxes not yet due and payable.

(f) Neither Dex nor any Dex Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the past two (2) years.

(g) Neither Dex nor any Dex Subsidiary (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is Dex) filing a consolidated federal income Tax Return, (ii) has any liability for Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise, or (iii) is, or ever has been, a party to any agreement for the sharing, indemnification, or allocation of Taxes (other than agreements among Dex and any Dex Subsidiary and other than customary indemnifications for Taxes contained in credit or other commercial agreements the primary purposes of which do not relate to Taxes).

(h) Neither Dex nor any Dex Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date of as a result of any (i) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or foreign Law) for a taxable period ending on or before the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, or (v) election by Dex or any Dex Subsidiary under Section 108(i) of the Code.

(i) Neither Dex nor any Dex Subsidiary has engaged in any “listed transaction” within the meaning of Section 6011 of the Code (including the Treasury Regulations promulgated thereunder).

(j) Neither Dex nor any Dex Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code in connection with the transactions contemplated by this Agreement or (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code. There is no Contract to which Dex or any Dex Subsidiary is a party or by which Dex or any Dex Subsidiary is bound to compensate any employee, independent contractor or director of Dex or any Dex Subsidiary for excise taxes paid pursuant to Section 4999 of the Code.

(k) To the Knowledge of Dex, as of December 31, 2011, Dex had (x) net operating loss carryforwards for purposes of Section 172 of the Code of approximately $1.1 billion and (y) alternative net operating loss carryforwards within the meaning of Section 56 of the Code of approximately $0.9 billion.

4.11    Employee Benefits.    For purposes hereof, the following terms shall have the following meaning:

“Dex Benefit Plan” means any employee benefit plan, program, policy, practice, or other arrangement (other than any Dex Employment Agreement) providing benefits to any current or former employee, officer or director of Dex or any Dex Subsidiary or any beneficiary or dependent thereof that is sponsored or maintained by Dex or any Dex Subsidiary or to which Dex or any Dex Subsidiary contributes or is obligated to contribute, or otherwise with respect to which Dex or any Dex Subsidiary has any liability or obligation, in each case whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, change of control or fringe benefit plan, program or policy.

“Dex Employment Agreement” means a contract, offer letter or agreement of Dex or any Dex Subsidiary with or addressed to any individual who is rendering or has rendered services thereto as an employee or consultant pursuant to which Dex or any Dex Subsidiary has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“Dex Plan” means (i) each Dex Benefit Plan that is not a Multiemployer Plan and (ii) each Dex Employment Agreement.

(a) Section 4.11(a) of the Dex Disclosure Schedule includes a true and complete list of all material Dex Benefit Plans and all material Dex Employment Agreements.

(b) With respect to each Dex Plan, Dex has delivered or made available to SuperMedia a true, correct and complete copy of (as applicable): (i) each writing constituting a part of such Dex Plan, including the plan document currently in effect, material employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules; (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; (vi) any notices to or from the Internal Revenue Service or any office or representative of the Department of Labor or any similar Governmental Entity relating to any material compliance issues in respect of any such Dex Plan; and (vii) the most recent determination letter from the IRS, if any. Dex has delivered or made available to SuperMedia a true, correct and complete copy of each material Dex Employment Agreement.

(c) Except as would not reasonably be expected to result in material liability to SuperMedia or Dex, all contributions required to be made to any Dex Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Dex Plan, for any period through the Original Agreement Date have been timely made or paid in full or, to the extent not required to be made or paid on or before the Original Agreement Date, have been reflected on the financial statements to the extent required by GAAP. Each Dex Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(d) With respect to each Dex Plan, Dex and the Dex Subsidiaries have complied, and are now in compliance, with all provisions of ERISA, the Code and all Laws applicable to such Dex Plans, except for instances that would not have a Material Adverse Effect on Dex. Each Dex Plan has been administered in all respects in accordance with its terms, except for instances that would not have a Material Adverse Effect on Dex. There is not now nor, to the Knowledge of Dex, do any circumstances exist that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a Dex Plan or the imposition of any lien on the assets of Dex or any Dex Subsidiary under ERISA or the Code. Section 4.11(d) of the Dex Disclosure Schedule identifies each Dex Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Dex Qualified Plans”). Each Dex Qualified Plan (A)(i) has received a favorable determination letter from the IRS with respect to such qualification or (ii) is a prototype plan that is the subject of a favorable opinion letter from the IRS on which Dex is entitled to rely, and (B) unless clause (A)(ii) applies, has been submitted to the IRS for a determination letter within the applicable remedial amendment period under Section 401(b) of the Code or has a remedial amendment period that has not yet expired, and, to the Knowledge of Dex, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Dex Qualified Plan or the tax-exempt status of its related trust. Section 4.11(d) of the Dex Disclosure Schedule identifies each trust funding any Dex Plan which is intended to meet the requirements of Section 501(c)(9) of the Code, and each such trust meets such requirements and provides no disqualified benefits (as such term is defined in Code Section 4976(b)). None of Dex and the Dex Subsidiaries nor, to the Knowledge of Dex, any other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Dex Plans or their related trusts, Dex, any Dex Subsidiary or, to the Knowledge of Dex, any Person that Dex or any Dex Subsidiary has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e) With respect to each Dex Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) Dex and each ERISA Affiliate have satisfied all minimum funding obligations under Section 412 of the Code or Section 302 of ERISA, and no waiver or variance of such obligations has been requested; (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred; (iii) all premiums to the PBGC have been timely paid in full; (iv) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or would reasonably be expected to be incurred by Dex or any Dex Subsidiary or any of their respective ERISA Affiliates; (v) the PBGC has not instituted proceedings to terminate any such Dex Plan and, to the Knowledge of Dex, no condition exists which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Dex Plan; and (vi) there has been no determination that a Dex Plan is or is expected to be in “at risk” status within the meaning of Section 303(i) of ERISA or Section 430(i) of the Code.

(f) (i) No Dex Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan; (ii) none of Dex and the Dex Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of Dex and the Dex Subsidiaries nor any of their respective ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor, to the Knowledge of Dex, do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of Dex or any Dex Subsidiary following the Dex Effective Time. Without limiting the generality of the foregoing, none of Dex, any Dex Subsidiary or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(g) Dex and the Dex Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to Dex and the Dex Subsidiaries or as otherwise set forth on Section 4.11(g) of the Dex Disclosure Schedule.

(h) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Dex or any Dex Subsidiary, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.

(i) Each Dex Benefit Plan and each Dex Employment Agreement that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been established and maintained in all material respects in accordance with the requirements of Section 409A of the Code and the Treasury Regulations thereunder. Neither Dex nor any Dex Subsidiary has any obligation to provide any “gross up” or similar payment to any Person in the event that such Dex Benefit Plan or Dex Employment Agreement fails to comply with Section 409A of the Code.

4.12    Compliance with Law; Permits.

(a) Dex and each Dex Subsidiary is, and at all times since the later of January 30, 2010 or its respective date of formation or organization has been, in compliance with all applicable Laws and is not in default under or in violation of any applicable Laws, except where such noncompliance, default, or violation would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Dex.

(b) Dex and the Dex Subsidiaries are in possession of all Permits necessary for Dex and the Dex Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Dex Permits”) and no suspension or cancellation of any of the Dex Permits is pending or, to the Knowledge of Dex, threatened, except where the failure to have, or the suspension or cancellation of, any of the Dex Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Dex. All Dex Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Dex. Dex and the Dex Subsidiaries are not, and since January 30, 2010 have not been, in violation or breach of, or default under, any Dex Permit, except where such violation, breach or default would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Dex.

(c) This Section 4.12 does not relate to matters with respect to Taxes and Tax Returns (which are the subject of Section 4.10), Employee Benefits (which are the subject of Section 4.11) or Environmental Liabilities (which are the subject of Section 4.15).

4.13    Certain Contracts.

(a) Except as set forth in the exhibit index to the Dex 2011 10-K or as set forth on Section 4.13 of the Dex Disclosure Schedule, as of the Original Agreement Date, neither Dex nor any Dex Subsidiary is a party to or bound by (i) any Contract relating to the incurrence or guarantee of Indebtedness by Dex or any Dex Subsidiary in an amount in excess in the aggregate of $10,000,000 (collectively, “Dex Instruments of Indebtedness”), (ii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) any non-competition Contract, or any other agreement or obligation which purports to limit or restrict in any material respect (A) the ability of Dex or its Subsidiaries to solicit customers or (B) the manner in which, or the localities in which, all or any portion of the business of Dex and the Dex Subsidiaries, including, following consummation of the transactions contemplated by this Agreement, SuperMedia and the SuperMedia Subsidiaries, is or would be conducted, (iv) any Contract providing for any payments to an officer, director or Affiliate of Dex or, in excess of $1,000,000, to any other Person that are conditioned, in whole or in part, on a change of control of Dex or any Dex Subsidiary, (v) any collective bargaining agreement or other agreement or arrangement with any labor organization, (vi) any joint venture or partnership agreement related to the formation, creation, operation or management or any joint venture or partnership that is material to Dex and the Dex Subsidiaries, taken as a whole, (vii) any Contract that grants any right of first refusal or right of first offer or similar right that limits or purports to limit the ability of Dex or any Dex Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business, (viii) any material Contract that contains a “most favored nation” or other term providing preferential pricing or treatment to a third party, and (ix) any Contract not made in the ordinary course of business which (A) is material to Dex and the Dex Subsidiaries taken as a whole or (B) which would reasonably be expected to materially delay the consummation of the Mergers or any of the transactions contemplated by this Agreement (collectively, the “Dex Material Contracts”).

(b) With such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Dex:

(i)	Each Dex Material Contract is valid and binding on Dex (or, to the extent a Subsidiary of Dex is a party, such Subsidiary) and, to the Knowledge of Dex, any other party thereto, and is in full force and effect and enforceable against Dex or a Dex Subsidiary, as applicable (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies); and

(ii)	Neither Dex nor any Dex Subsidiary is, and, to the Knowledge of Dex, no other party is, in breach or default under any Dex Material Contract.

(c) Prior to the Original Agreement Date, Dex has made available to SuperMedia true and complete copies of all Dex Material Contracts.

4.14    Undisclosed Liabilities.    Neither Dex nor any Dex Subsidiary has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) liabilities that are reflected or reserved against on the consolidated balance sheet of Dex included in Dex’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2011 (the “Dex 2011 10-K”) (including any notes thereto), (ii) liabilities incurred in connection with this Agreement and the transactions contemplated hereby, and (iii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2011 that have not had and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Dex. As of the Original Agreement Date, neither Newco nor Merger Sub has any liabilities other than the obligations incurred in connection with this Agreement and the transactions contemplated hereby.

4.15    Environmental Liability.    Except for matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Dex, (i) there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on Dex of any liability or obligation under Environmental Laws, or pending or, to the Knowledge of Dex, threatened against Dex; (ii) Dex is not subject to any Order or party to any agreement, order, judgment, decree, letter or memorandum by or with any third party imposing any liability or obligation under any Environmental Laws; (iii) Dex has complied and is in compliance with all applicable Environmental Laws, including obtaining and complying with all Permits required pursuant to applicable Environmental Laws; and (iv) Dex has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released, or exposed any person to any hazardous substance or waste, or owned or operated any property or facility contaminated by any hazardous substance or waste in a manner reasonably anticipated to give rise to any current or future liabilities under Environmental Laws.

4.16    Real Property.

(a) Each of Dex and the Dex Subsidiaries has good title free and clear of all Liens to all real property owned by such entities (the “Dex Owned Properties”), except for Liens that do not materially detract from the present use of such real property.

(b) A true and complete copy of each agreement pursuant to which Dex or any Dex Subsidiary leases any material real property (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Dex Leases”) has heretofore been made available to SuperMedia. Each Dex Lease is valid, binding and enforceable against Dex or an applicable Dex Subsidiary in accordance with its terms and is in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies), except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on Dex. There are no defaults by Dex or any Dex Subsidiary, as applicable, under any of the Dex Leases which, individually or in the aggregate, would have a Material Adverse Effect on Dex. To the Knowledge of Dex, no event has occurred that with or without notice or lapse of time or both would constitute a breach or default thereunder by any party thereto or would permit the termination, modification or acceleration of rent thereunder, except, in each case, for such breaches, defaults, terminations, modifications or accelerations that can not, individually or in aggregate, reasonably be expected to have a Material Adverse Effect on Dex.

(c) The Dex Owned Properties and the properties leased pursuant to the Dex Leases (the “Dex Leased Properties”) constitute all of the real estate on which Dex and the Dex Subsidiaries maintain their facilities or conduct their business as of the Original Agreement Date, except for locations the loss of which would not result in a Material Adverse Effect on Dex.

4.17    State Takeover Laws; Rights Agreement.    Each of Dex and the Merger Subs has, or will have prior to the Dex Effective Time, taken all necessary action so that, assuming compliance by SuperMedia with its obligations hereunder and the accuracy of the representations and warranties made by SuperMedia herein, no

“business combination,” “moratorium,” “fair price,” “control share acquisition” or other state anti-takeover statute or regulation, nor any takeover-related provision in the Dex Charter or the Dex Bylaws, would (i) prohibit or restrict the ability of Dex and the Merger Subs to perform their respective obligations under this Agreement, any related agreement, or the Certificates of Merger or their ability to consummate the transactions contemplated hereby and thereby, (ii) have the effect of invalidating or voiding this Agreement, or the Certificates of Merger, or any provision hereof or thereof, or (iii) subject SuperMedia to any impediment or condition in connection with the exercise of any of its rights under this Agreement or the Certificates of Merger. Dex does not have any stockholder rights plan in effect.

4.18    Reorganization.    As of the Original Agreement Date, Dex and the Merger Subs are not aware of any fact or circumstance that could reasonably be expected to prevent the Dex Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.19    Opinion.    Prior to the execution of this Agreement, the Board of Directors of Dex has received an opinion from Houlihan Lokey Capital, Inc. (the “Dex Financial Advisor”) to the effect that, as of the date of such opinion and based upon and subject to the matters set forth in such opinion, the Exchange Ratio is fair to the holders of Dex Common Stock from a financial point of view. Such opinion has not been amended or rescinded.

4.20    Internal Controls.    Dex has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Dex’s disclosure controls and procedures are designed to ensure that information required to be disclosed in Dex’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods. Dex and its Subsidiaries have implemented and maintain a system of internal controls over financial reporting that is sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Dex is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the NYSE. Since December 31, 2011 through the Original Agreement Date, Dex has not identified (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting which is reasonably likely to adversely affect Dex’s ability to record, process, summarize and report financial information or (ii) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in Dex’s internal control over financial reporting.

4.21    Insurance.    Dex and the Dex Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. To the Knowledge of Dex, neither Dex nor any Dex Subsidiary is in material breach or material default of any insurance policies maintained by Dex or any Dex Subsidiary or has taken any action or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default or permit termination (prior to the scheduled termination or expiration thereof) or modification of any such insurance policies. To the Knowledge of Dex, neither Dex nor any Dex Subsidiary has received any notice of termination or cancellation (prior to the scheduled termination or expiration thereof) or denial of coverage with respect to any such insurance policy.

4.22    Dex Information.    The information relating to Dex or any Dex Subsidiary to be included or incorporated by reference in the Joint Proxy Statement and the Form S-4 will not, at the time the Form S-4 is declared effective, the time the Joint Proxy Statement is first mailed to stockholders of SuperMedia and Dex and the time of the SuperMedia Stockholders Meeting and the Dex Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The information relating to Dex or any Dex Subsidiary that is provided or to be provided by Dex or its representatives for inclusion in any document (other than the Form S-4) filed with any other Governmental Entity in connection with the transactions contemplated by this Agreement will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. All documents that Dex is responsible for filing with the SEC in connection with the Mergers or the other transactions contemplated hereby (including the Joint Proxy Statement and the Form S-4) (except for such portions thereof that relate only to SuperMedia or any of its Subsidiaries) will comply as to form and substance in all material respects with the provisions of the Securities Act and the Exchange Act.

4.23    Intellectual Property.    For purposes of this Agreement, the following terms shall have the following respective meanings:

“Dex IP Contract” means any material Contract concerning Intellectual Property to which Dex or any Dex Subsidiary is a party.

“Dex IT Assets” means the computer software, firmware, middleware, servers, systems, networks, workstations, data communications lines, and all other information technology equipment, used by Dex and the Dex Subsidiaries.

(a) Section 4.23(a) of the Dex Disclosure Schedule sets forth a true and complete list of all the following that are owned by Dex or any Dex Subsidiary, indicating for each item if applicable, the registration or application number, the record owner and the applicable filing jurisdiction: (i) material patented or material registered Intellectual Property and (ii) material pending patent applications or applications for registration of material Intellectual Property.

(b) To the Knowledge of Dex, Dex or a Dex Subsidiary owns all right, title and interest in and to, or is licensed or otherwise possesses adequate rights to use, all Intellectual Property material to their respective businesses as currently conducted (together with all Intellectual Property set forth in Section 4.23(a), collectively the “Dex IP”) free and clear of any Liens other than Permitted Liens (and, for the avoidance of doubt, other than obligations to pay royalties or other amounts due under any licenses of Intellectual Property), and all such rights shall survive the consummation of the transactions contemplated in this Agreement on substantially similar terms as such rights existed prior to Closing. There are no pending, and, to the Knowledge of Dex, there have not been threatened within the past two years any, claims by any Person alleging infringement, misappropriation or other violation by Dex or any Dex Subsidiary of any other Person’s Intellectual Property that, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on Dex. To the Knowledge of Dex, the conduct of the business of Dex and the Dex Subsidiaries does not misappropriate, infringe or otherwise violate in any material respect any Intellectual Property of any other Person. Neither Dex nor any Dex Subsidiary has filed any claim for misappropriation, infringement or other violation by another Person of its rights in or to any of the Dex IP within the past twenty-four (24) months. To the Knowledge of Dex, no Person is misappropriating, infringing or otherwise violating any material Dex IP.

(c) With such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Dex, (i) each Dex IP Contract is valid and binding on Dex (or, to the extent a Dex Subsidiary is a party, such Subsidiary) and, to the Knowledge of Dex, any other party thereto, and is in full force and effect and enforceable against Dex or a Dex Subsidiary, as applicable (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies) and (ii) neither Dex nor any Dex Subsidiary, nor, to the Knowledge of Dex, any other party thereto, is in breach or default under any Dex IP Contract. Prior to the Original Agreement Date, Dex has made available to SuperMedia true and complete copies of all Dex IP Contracts.

(d) Dex and the Dex Subsidiaries (i) take reasonable actions to protect, maintain and preserve the (A) operation and security of the Dex IT Assets, (B) confidentiality of data, information, and Trade Secrets owned, held or used by Dex or the Dex Subsidiaries, and (C) Intellectual Property material to their respective businesses (including by having and enforcing a policy that prior and current employees, consultants and agents execute non-disclosure (if such persons have or had access to Trade Secrets) and invention assignment agreements, in each case for the benefit of Dex and/or the Dex Subsidiaries), (ii) abide by all Laws regarding the collection, use, transfer and disclosure of personally identifiable and other confidential information, including customer and client information, and (iii) are not subject to any pending or, to the Knowledge of Dex, threatened claim that alleges a material breach of any of the foregoing or inquiry by any Governmental Entity regarding the foregoing, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Dex.

(e) The Dex IT Assets have not been interrupted or failed within the past two (2) years in a manner that materially impaired Dex or the Dex Subsidiaries’ ability to deliver Dex’s core products and services to their respective customers.

(f) The Dex IP is not subject to any material pending or outstanding Action or Order, and to the Knowledge of Dex, there are no Actions or Orders threatened, that question or seek to cancel, limit, challenge or modify the ownership, validity, enforceability, registerability, patentability, use or right to use Dex IP, or that would restrict, impair or otherwise materially adversely affect Dex’s or the Dex Subsidiaries’ use thereof or their rights thereto.

4.24    Labor and Employment.

(a) As of the Original Agreement Date, Section 4.24 of the Dex Disclosure Schedule sets forth a true and complete list of collective bargaining or other labor union contracts applicable to any employees of Dex or any Dex Subsidiary. As of the Original Agreement Date, there is no strike, work stoppage, lockout or other material labor dispute pending, or, to the Knowledge of Dex, threatened, by or with respect to any employee of Dex, and no such dispute has occurred within the past five (5) years. As of the Original Agreement Date, (i) neither Dex nor any Dex Subsidiary has breached or otherwise failed to comply with any provision of any collective bargaining or other labor union contract applicable to any employees of Dex or any Dex Subsidiary and (ii) there are no written grievances or written complaints outstanding or, to the Knowledge of Dex, threatened against Dex or any Dex Subsidiary under any such contract except for any breaches, failures to comply, grievances or complaints that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Dex. Dex has made available to SuperMedia true and complete copies of all contracts set forth in Section 4.24 of the Dex Disclosure Schedule, including all amendments applicable to such contracts. To the Knowledge of Dex, with respect to any employees of Dex, no union organizing or decertification activities are underway or threatened and no such activities have occurred within the past five (5) years.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Dex and each Dex Subsidiary (i) is and has been in compliance with all applicable Laws regarding employment and employment practices, including without limitation those Laws relating to terms and conditions of employment, wages and hours, collective bargaining, equal employment, occupational safety and health, and workers’ compensation and (ii) has no charges or complaints relating to unfair labor practices or unlawful employment practices pending or, to the knowledge of Dex, threatened against it before any Governmental Entity.

(c) With respect to the Mergers, any notice required under any law or collective bargaining agreement has been or prior to the Closing will be given, and all bargaining obligations with any employee representative have been or prior to the Closing will be satisfied. Within the past three (3) years, neither Dex nor any Dex Subsidiary has implemented any plant closing or layoff of employees that could implicate the WARN Act, and no such action will be implemented without advance notification to SuperMedia.

4.25    Affiliate Transactions. To the Knowledge of Dex, other than the Dex Employment Agreements and any transaction under any Dex Benefit Plan, there are no transactions, agreements, arrangements or understandings, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, agreements, arrangements or understandings, or series or related transactions, agreements, arrangements or understandings, between Dex and/or any Dex Subsidiary, on the one hand, and any current or former stockholder (who beneficially owns or owned five percent or more of the Dex Common Stock), director, executive officer or other Affiliate (other than any Subsidiary of Dex on the Original Agreement Date) of Dex, whether or not required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act.

4.26    Dex Ownership of SuperMedia Securities.    Neither Dex nor any Dex Subsidiary beneficially owns any shares of SuperMedia Common Stock or any options, warrants or other rights to acquire SuperMedia Common Stock. None of Dex, Newco or Merger Sub is, and none will become prior to the Closing Date, an “interested stockholder” with respect to SuperMedia within the meaning of Section 203 of the DGCL.

4.27    No Other Representations; Disclaimer.

(a) Except for the representations and warranties made by Dex and the Merger Subs in this Agreement, neither Dex nor any other Person makes any express or implied representation or warranty with respect to Dex or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, and Dex and the Merger Subs hereby disclaim any such other representations or warranties, including any representation or warranty regarding merchantability or fitness for a particular purpose. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Dex and the Merger Subs in this Agreement, neither Dex nor any other Person makes or has made any representation or warranty to SuperMedia or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Dex, any of its Subsidiaries or their respective businesses, or (ii) any oral or written information presented to SuperMedia or any of its Affiliates or representatives in the course of their due diligence investigation of Dex and its Subsidiaries, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, Dex and the Merger Subs acknowledge and agree that neither SuperMedia nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by SuperMedia in this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding SuperMedia furnished or made available to Dex, Newco or Merger Sub or any of their representatives or any representation or warranty regarding merchantability or fitness for a particular purpose. Without limiting the generality of the foregoing, Dex and the Merger Subs acknowledge that, except for the representations and warranties made by SuperMedia in this Agreement, no representations or warranties are made by SuperMedia or any other Person with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Dex, the Merger Subs or any of their representatives.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1    Conduct of Businesses Prior to the Dex Effective Time.    During the period from the Original Agreement Date to the Dex Effective Time, except as expressly contemplated or permitted by this Agreement (including commencement of Chapter 11 Cases with respect to either or both of Dex and SuperMedia and filing of the Dex Pre-Pack Plan or the SuperMedia Pre-Pack Plan and entrance into any agreements with Dex Creditors or SuperMedia Creditors in support of the Dex Financing Amendments and the Dex Pre-Pack Plan or the SuperMedia Financing Amendments and the SuperMedia Pre-Pack Plan, if necessary), as required by applicable Law, or as consented to in writing by Dex or SuperMedia, as applicable (which shall not be unreasonably withheld, conditioned or delayed), each of Dex and SuperMedia shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in the ordinary course in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships (including relationships with its customers and suppliers) and retain the services of its key officers and key employees and (iii) take no action that would reasonably be expected to prevent or materially impede or delay the obtaining of, or materially adversely affect the ability of the Parties to obtain, any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform their covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

5.2    Forbearances.    Without limiting the generality of Section 5.1 above, during the period from the Original Agreement Date to the Dex Effective Time, except as set forth in Section 5.2 of the SuperMedia Disclosure Schedule or the Dex Disclosure Schedule, as applicable, as required by applicable Law, or as expressly contemplated or permitted by this Agreement, neither SuperMedia nor Dex shall, and neither SuperMedia nor Dex shall permit any SuperMedia Subsidiary or Dex Subsidiary, as applicable, to, without the prior written consent of Dex or SuperMedia, as applicable, which shall not be unreasonably withheld, delayed or conditioned:

(a) (i) other than dividends and distributions by a direct or indirect Subsidiary to such Party or to any direct or indirect wholly owned Subsidiary of such Party, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or any other of its securities, (iii) except as described in Section 2.6(d) or 2.7(e), accelerate the vesting of any options, warrants or other rights of any kind to acquire shares of capital stock or (iv) purchase, redeem or otherwise acquire any shares of its capital stock or other securities or any of its Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities (other than the withholding of shares of common stock to satisfy the exercise price or Tax withholding upon the exercise of stock options, vesting of restricted shares or settlement of stock units or stock appreciation rights, in each case that are outstanding as of the Original Agreement Date in accordance with their terms and such Party’s practices as of the Original Agreement Date);

(b) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities, including any restricted shares of its common stock, or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, including any stock options and unit awards (other than the issuance of its common stock upon the exercise of stock options, vesting of restricted shares or settlement of stock units, in each case that are outstanding as of the Original Agreement Date in accordance with their terms, and other than the issuance of Newco Common Stock pursuant to the Option (as defined in the Dex Pre-Pack Plan));

(c) amend its certificate of incorporation, bylaws or other comparable organizational documents or the organizational documents of any of its Subsidiaries;

(d) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets, except for acquisitions of inventory or other similar assets in the ordinary course of business consistent with past practice; provided, that the foregoing shall not prohibit internal reorganizations or consolidations;

(e) sell, assign, transfer, lease, license, mortgage or otherwise encumber or subject to any Lien (other than Liens in connection with any Indebtedness permitted under Section 5.2(f)), or otherwise dispose of (i) any of its properties or assets (including capital stock in any of its Subsidiaries) or create any security interest in such assets or properties other than in the ordinary course of business consistent with past practice, or (ii) except as contemplated in the SuperMedia Financing Amendments or the Dex Financing Amendments, any SuperMedia IP owned by SuperMedia or the SuperMedia Subsidiaries or any Dex IP owned by Dex or the Dex Subsidiaries, as applicable, except for non-exclusive licenses of Intellectual Property made in the ordinary course of business consistent with past practice;

(f) except for borrowings under existing credit facilities (or renewals, extensions or replacements therefor that do not increase the aggregate amount available thereunder and that do not provide for any termination fees or penalties, prohibit pre-payments or provide for any pre-payment penalties, or contain any like provisions limiting or otherwise affecting the ability of such Party or its applicable Subsidiaries or successors from terminating or pre-paying such facilities, or contain financial terms less favorable, in the aggregate, than existing credit facilities, and as they may be so renewed, extended or replaced) that are incurred in the ordinary course of business consistent with past practice, or for borrowings or other lines of credit or refinancing of indebtedness outstanding on the Original Agreement Date in additional amounts not to exceed $5,000,000, or Indebtedness owed by any wholly owned Subsidiary to such Party or any other wholly owned Subsidiary of such Party, or as contemplated by Section 6.14, incur, redeem, prepay, defease, cancel, or modify the terms of, any Indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person (other than any of its wholly owned Subsidiaries), or make any loans or advances to any Person other than to its wholly owned Subsidiaries or as a result of ordinary advances and reimbursements to employees;

(g) change in any material respect its accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, including any reserving, renewal or residual method, practice or policy, in each case, in effect on the Original Agreement Date, except as required by changes in GAAP or regulatory accounting principles;

(h) enter into any new line of business or change in any material respect the operating, asset liability, investment or risk management or other similar policies of it or any of its Subsidiaries;

(i) make any investment in or loan to any Person in excess of $5,000,000 in the aggregate, whether by purchase of stock or securities, contributions to capital, property transfers, or entering into binding agreements with respect to any such investment, loan or acquisition;

(j) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of a material amount of Taxes;

(k) except as expressly permitted by any other provision of this Section 5.2 or as set forth in the SuperMedia Disclosure Schedule or the Dex Disclosure Schedule, amend, terminate or waive any material provision of any SuperMedia Material Contract, SuperMedia IP Contract, Dex Material Contract or Dex IP Contract, as applicable (the “Material Contracts”), or enter into or renew any agreement or contract or other binding obligation that is or, if it were on place as of the Original Agreement Date, would be a Material Contract (other than normal renewals of such Contracts without materially adverse changes, additions or deletions of terms);

(l) make or incur, or enter into any Contract obligating such Party to incur, any capital or operating expenditures in excess of $5,000,000 in the aggregate, except for capital or operating expenditures contemplated in such party’s existing plan for annual capital or operating expenditures for 2012, which plan has been made available to the Other Party prior to the Original Agreement Date;

(m) except as required by agreements or instruments in effect on the Original Agreement Date, alter in any material respect, or enter into any commitment to alter in any material respect, any material interest in any corporation, association, joint venture, partnership or business entity in which such Party directly or indirectly holds any equity or ownership interest on the Original Agreement Date;

(n) except as required by the terms of SuperMedia Benefit Plans or SuperMedia Employment Agreements, or the terms of Dex Benefit Plans or Dex Employment Agreements, as applicable, as in effect on the Original Agreement Date or as required by applicable Law or as provided by this Agreement, (i) grant or pay to any current or former director, officer, employee or consultant of Dex or any Dex Subsidiary or SuperMedia or any SuperMedia Subsidiary any increase in compensation, except for salary or wage increases in the ordinary course of business consistent with past practice, (ii) grant, pay, promise to pay, or enter into any SuperMedia Benefit Plan or SuperMedia Employment Agreement or Dex Benefit Plan or Dex Employment Agreement (as applicable) to pay, to any current or former director, officer, employee, consultant or service provider of SuperMedia or any SuperMedia Subsidiary or Dex or Dex Subsidiary (as applicable) any severance or termination pay or any increase in severance or termination pay, (iii) increase the compensation or benefits provided under any SuperMedia Benefit Plan, SuperMedia Employment Agreement, Dex Benefit Plan or Dex Employment Agreement, (iv) enter into or modify the terms of any equity-based award granted under any SuperMedia Stock Plan or Dex Stock Plan, (v) make any discretionary contributions or payments with respect to any SuperMedia Benefit Plan, SuperMedia Employment Agreement, Dex Benefit Plan, or Dex Employment Agreement to any trust or other funding vehicle, other than the issuance of Newco Common Stock pursuant to the Option (as defined in the Dex Pre-Pack Plan), (vi) accelerate the payment or vesting of any payment or benefit provided or to be provided to any director, officer, employee or consultant of SuperMedia or any SuperMedia Subsidiary or Dex or any Dex Subsidiary or otherwise pay any amounts not due such individual, (vii) enter into any new or amend or modify any existing SuperMedia Employment Agreement or Dex Employment Agreement (or agreement that would be a SuperMedia Employment Agreement or Dex Employment Agreement if in effect on the Original Agreement Date), other than employment agreements for new hires with total compensation not to exceed $300,000, (viii) establish any new or amend or modify any existing SuperMedia Benefit Plans or Dex Benefit Plan (or plans that would be a SuperMedia Benefit Plan or Dex Benefit Plan if in effect on the Original Agreement Date) or (ix) establish, adopt or enter into any collective bargaining agreement other than a renewal of or successor to an existing collective bargaining agreement on terms no less favorable to SuperMedia or Dex (as applicable);

(o) except as set forth in the SuperMedia Disclosure Schedule or the Dex Disclosure Schedule, pay, discharge, settle or compromise any Action, other than any such payment, discharge, settlement or compromise (i) in the ordinary course of business consistent with past practice that involves solely money damages in an amount not in excess of $1,000,000 individually or $2,000,000 in the aggregate, and that does not create binding precedent for other pending or potential Actions, or (ii) pursuant to the terms of any Contract in effect on the Original Agreement Date (copies of which have been provided to the Other Party prior to the Original Agreement Date);

(p) take any action, or knowingly fail to take any action within its control, which action or failure to act would be reasonably expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(q) except in the reasonable business judgment of the holder of such Intellectual Property, let lapse, fail to maintain, abandon or cancel any applied for, patented or registered SuperMedia IP owned by SuperMedia or any SuperMedia Subsidiary or any registered Dex IP owned by Dex or any Dex Subsidiary;

(r) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of such Party or any of its Subsidiaries, other than pursuant to Section 6.17;

(s) fail to maintain in full force and effect the material insurance policies covering such Party and its Subsidiaries and their respective properties, assets and business in a form and amount consistent with past practices;

(t) open any material new offices or facilities or relocate or close any material existing offices or facilities or implement any layoffs implicating the WARN Act, or file any application with any Governmental Entity to do any of the foregoing, except for openings, closings, relocations and layoffs in progress on the Original Agreement Date or planned on the Original Agreement Date and disclosed in Section 5.2(t) of the SuperMedia Disclosure Schedule or the Dex Disclosure Schedule, as applicable;

(u) except as required by applicable Law, convene any regular or special meeting (or any adjournment thereof) of the stockholders of SuperMedia or Dex, as applicable, other than the SuperMedia Stockholder

Meeting or the Dex Stockholder Meeting, or enter into any Contract, understanding or arrangement with respect to the voting of capital stock of SuperMedia or Dex;

(v) take any action that is intended or is reasonably likely to result in any of the conditions to the Mergers set forth in Article VII not being satisfied or in a violation of any provision of this Agreement; or

(w) commit or agree to take any of the actions contemplated by Sections 5.2(a) to (v) above.

5.3    No Control of the Other Party’s Business.    Nothing contained in this Agreement shall give Dex, directly or indirectly, the right to control or direct the operations of SuperMedia or shall give SuperMedia, directly or indirectly, the right to control or direct the operations of Dex prior to the SuperMedia Effective Time. Prior to the SuperMedia Effective Time, each of SuperMedia and Dex shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1    Proxy Statement/Registration Statement.

(a) Dex and Newco shall prepare drafts of the Joint Proxy Statement and Form S-4 and Dex, Newco and SuperMedia shall cooperate to cause the Joint Proxy Statement and Form S-4 to be filed with the SEC. SuperMedia shall have a reasonable opportunity to review and comment upon the Joint Proxy Statement and Form S-4 and any amendments thereto, none of which shall be filed until each of Dex, Newco and SuperMedia agree to such filing (which shall not be unreasonably withheld). Each Party shall furnish all information reasonably necessary for the preparation of the Joint Proxy Statement and the Form S-4. SuperMedia, Dex and Newco shall use their reasonable best efforts to cause the Form S-4 to become effective under the Securities Act as soon as practicable after the filing thereof and to keep the Form S-4 effective as long as is necessary to consummate the Mergers. Subject to and without limiting the rights of the Board of Directors of SuperMedia and Dex pursuant to Section 6.12(c), the Joint Proxy Statement shall include the SuperMedia Recommendation and the Dex Recommendation. The Joint Proxy Statement shall also include all material disclosure relating to the SuperMedia Financial Advisors and the Dex Financial Advisor (including, if requested, the amount of fees each of the SuperMedia Financial Advisors and the Dex Financial Advisor will receive upon consummation of the Mergers, and the conditions for the payment of such fees) and to the opinions referred to in Sections 3.18 and 4.19. Each of SuperMedia, Newco and Dex shall use its reasonable best efforts to ensure that the Form S-4 and the Joint Proxy Statement comply as to form in all material respects with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act, respectively.

(b) SuperMedia, Newco and Dex shall make all necessary filings with respect to the Mergers and the transactions contemplated hereby under the Securities Act and the Exchange Act and applicable state “blue sky” laws and the rules and regulations thereunder.

(c) SuperMedia, Newco and Dex shall use reasonable best efforts to respond as promptly as practicable to any comments made by the SEC with respect to the Joint Proxy Statement and the Form S-4 (and any documents or filings incorporated by reference therein). Each of SuperMedia, Newco and Dex shall provide the other Parties and their respective counsel with (i) any comments or other communications, whether written or oral, that such Party or its counsel may receive from time to time from the SEC or its staff with respect to the Joint Proxy Statement or the Form S-4, as applicable, promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response to those comments. As promptly as practicable after the clearance (which shall include upon expiration of the 10-day period after filing in the event the SEC does not review the Joint Proxy Statement) of the Joint Proxy Statement and Form S-4 by the SEC (in any event no more than five (5) business days after such clearance), each of SuperMedia and Dex shall mail the Joint Proxy Statement and all other proxy materials to the holders of shares of SuperMedia Common Stock and Dex Common Stock, respectively, and, if necessary in order to comply with applicable securities Laws, after the Joint Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

(d) Each of Dex, Newco and SuperMedia agrees, as to it and its Affiliates, directors, officers, employees, agents or representatives, that none of the information supplied or to be supplied by Dex, Newco or SuperMedia, as applicable, expressly for inclusion or incorporation by reference in the Joint Proxy Statement, Form S-4, or any other documents filed or to be filed with the SEC in connection with the transactions contemplated hereby, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of shares of SuperMedia Common Stock and Dex Common Stock and at the time of the SuperMedia Stockholders Meeting and the Dex Stockholders Meeting, respectively, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Dex, Newco and SuperMedia further agrees that all documents that such Party is responsible for filing with the SEC in connection with the Mergers will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the SuperMedia Effective Time, Dex, Newco or SuperMedia discovers any information relating to any Party, or any of their respective Affiliates, officers or directors, that should be set forth in an amendment or supplement to the Joint Proxy Statement or the Form S-4, so that none of those documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements in any such document, in light of the circumstances under which they were made, not misleading, the Party that discovers that information shall promptly notify the other parties and an appropriate amendment or supplement describing that information shall be promptly filed with the SEC and, to the extent required by law or regulation, disseminated to the stockholders of SuperMedia and Dex.

(e) No amendment or supplement to the Joint Proxy Statement or the Form S-4 will be made by Dex, Newco or SuperMedia without the approval of the other Parties, which approval shall not be unreasonably withheld or delayed; provided, that with respect to documents filed by a Party which are incorporated by reference in the Form S-4 or Joint Proxy Statement, this right of approval shall apply only with respect to information relating to the other Party or its business, financial condition or results of operations; and provided, further, that SuperMedia, in connection with a Change in SuperMedia Recommendation, may amend or supplement the Joint Proxy Statement (including by incorporation by reference) pursuant to an amendment or supplement to the Joint Proxy Statement (including by incorporation by reference) to the extent it contains (i) a Change in SuperMedia Recommendation, (ii) a statement of the reasons of the Board of Directors of SuperMedia for making such a Change in SuperMedia Recommendation and (iii) additional information reasonably related to the foregoing, and provided, further, that Dex, in connection with a Change in Dex Recommendation, may amend or supplement the Joint Proxy Statement (including by incorporation by reference) pursuant to an amendment or supplement to the Joint Proxy Statement (including by incorporation by reference) to the extent it contains (i) a Change in Dex Recommendation, (ii) a statement of the reasons of the Board of Directors of Dex for making such a Change in Dex Recommendation and (iii) additional information reasonably related to the foregoing. Each Party will advise the other Parties, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Dex Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4.

6.2    Stockholder Meeting.

(a) SuperMedia and Dex shall duly call, give notice of and hold a meeting of their respective stockholders (the “SuperMedia Stockholder Meeting” and the “Dex Stockholder Meeting,” respectively and each a “Stockholder Meeting”) as promptly as practicable following the date on which the Joint Proxy Statement is cleared by the SEC for the purpose of obtaining the SuperMedia Stockholder Merger Approval and the Dex Stockholder Merger Approval, respectively; provided, that without the prior written consent of Dex, (i) the SuperMedia Stockholder Meeting shall not be held later than forty-five (45) calendar days after the date on which the Joint Proxy Statement is mailed to SuperMedia’s stockholders, and (ii) SuperMedia may not adjourn or postpone the SuperMedia Stockholder Meeting; provided, further, that without the prior written consent of SuperMedia, (i) the Dex Stockholder Meeting shall not be held later than forty-five (45) calendar days after the date on which the Joint Proxy Statement is mailed to Dex’s stockholders, and (ii) Dex may not adjourn or postpone the Dex Stockholder Meeting; provided, further, that notwithstanding the foregoing, Dex may require SuperMedia to adjourn or postpone the SuperMedia Stockholder Meeting one (1) time and SuperMedia may require Dex to adjourn or postpone the Dex Stockholder Meeting one (1) time, in each case, for a period not to exceed 10 business days. SuperMedia and Dex shall each use their reasonable best efforts to cause the SuperMedia Stockholder Meeting and the Dex Stockholder Meeting to be held on the same day.

(b) SuperMedia and Dex shall each establish a record date for purposes of determining stockholders entitled to (i) notice of and vote at the SuperMedia Stockholder Meeting and the Dex Stockholder Meeting, respectively, and (ii) vote to accept or reject the SuperMedia Pre-Pack Plan and the Dex Pre-Pack Plan, respectively (the “SuperMedia Record Date” and the “Dex Record Date,” respectively and each, a “Record Date”) that is within ten days prior to the date on which the Joint Proxy Statement is mailed to SuperMedia’s stockholders and Dex’s stockholders, respectively. Once such date is established, neither SuperMedia nor Dex shall change its respective Record Date without the prior written consent of Dex or SuperMedia, as applicable, unless required to do so by applicable Law. In the event that the date of the SuperMedia Stockholder Meeting or Dex Stockholder Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, SuperMedia and Dex each agrees that unless the Other Party shall have otherwise approved in writing, the adjournment or postponement or other delay shall be implemented in such a way that SuperMedia or Dex, as applicable, does not establish a new Record Date, except as required by applicable Law.

(c) Subject to Section 6.12(c), (i) at the SuperMedia Stockholder Meeting, SuperMedia shall, through its Board of Directors, unless there has been a Change in SuperMedia Recommendation, make the SuperMedia Recommendation and SuperMedia shall (x) take all reasonable lawful action to solicit the SuperMedia Stockholder Merger Approval and the SuperMedia Stockholder Plan Approval, and (y) publicly reaffirm the SuperMedia Recommendation within two (2) business days after any request by Dex and (ii) at the Dex Stockholder Meeting, Dex shall, through its Board of Directors, unless there has been a Change in Dex Recommendation, make the Dex Recommendation and Dex shall (x) take all reasonable lawful action to solicit the Dex Stockholder Merger Approval and the Dex Stockholder Plan Approval, and (y) publicly reaffirm the Dex Recommendation within two (2) business days after any request by SuperMedia. Notwithstanding (A) any Change in SuperMedia Recommendation or Change in Dex Recommendation or (B) any Acquisition Proposal having been publicly proposed or announced or otherwise submitted to SuperMedia, Dex or any of their respective representatives, this Agreement and the Mergers shall be submitted to the stockholders of SuperMedia and Dex for the purpose of obtaining a SuperMedia Stockholder Approval and a Dex Stockholder Approval. SuperMedia and Dex each shall, upon reasonable request, advise the other party at least on a daily basis on each of the last ten (10) business days prior to the date of the SuperMedia Stockholder Meeting or the Dex Stockholder Meeting, as applicable, as to the aggregate tally of the proxies received by SuperMedia with respect to the SuperMedia Stockholder Merger Approval or by Dex with respect to the Dex Stockholder Merger Approval. Without the prior written consent of Dex, the adoption of this Agreement and the transactions contemplated hereby (including the Mergers) shall be the only matter (other than procedure matters) which SuperMedia shall propose to be acted on by the stockholders of SuperMedia at the SuperMedia Stockholder Meeting, and without the prior written consent of SuperMedia, the adoption of this Agreement and the transactions contemplated hereby (including the Mergers) shall be the only matter (other than procedure matters) which Dex shall propose to be acted on by stockholders of Dex at the Dex Stockholders Meeting, except in each case to the extent otherwise required by applicable Law.

6.3    Regulatory Matters.

(a) The Parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation (including Notification and Report Forms, if required, under the HSR Act (which, if required, shall be filed within ten business days of the date hereof) and any applicable Laws in foreign jurisdictions governing antitrust or merger control matters), to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all Permits, consents, approvals, clearances and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Mergers), to use reasonable best efforts to cause the expiration or termination of any applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act and any applicable Laws in foreign jurisdictions governing antitrust or merger control matters, to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any applicable Laws in foreign jurisdictions governing antitrust or merger control matters and to comply with the terms and conditions of all such Permits, consents, approvals, clearances and authorizations of all such Governmental Entities. Each of SuperMedia and Dex shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to SuperMedia or Dex, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. Each of SuperMedia and Dex shall consult with each other with respect to the obtaining of all Permits, consents, approvals, clearances and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the Other Party with copies of notices or other communications received by SuperMedia or Dex, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require Dex or SuperMedia to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing Permits, consents, approvals, clearances and authorizations of third parties or Governmental Entities, that would reasonably be expected to have a material adverse effect on Newco, Dex, SuperMedia, Dex Surviving Company or SuperMedia Surviving Company (a “Materially Burdensome Condition”). In addition, SuperMedia and Dex agree to cooperate and use their reasonable best efforts to prepare and file such petitions and filings, and to obtain such permits, consents, approvals, clearances and authorizations of third parties and Governmental Entities, that may be necessary or advisable to effect any mergers and/or consolidations of the SuperMedia Subsidiaries and the Dex Subsidiaries following consummation of the Mergers.

(b) Each of Dex and SuperMedia shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Dex, SuperMedia or any of their respective Subsidiaries to any Governmental Entity in connection with the Mergers and the other transactions contemplated by this Agreement.

(c) Each of Dex, the Merger Subs and SuperMedia shall promptly advise the others upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Requisite Approval will not be obtained or that the receipt of any such approval may be materially delayed, and, to the extent permitted by applicable Law, shall promptly (and in any event within 24 hours) provide the Other Party with a copy of such communication.

6.4    Transaction Litigation.    Subject to the provisos contained in Section 6.3 expressly eliminating any obligation to take actions that would result in a Materially Burdensome Condition, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement, each of SuperMedia and Dex shall promptly notify the Other Party of such action or proceeding, shall cooperate in all respects with the other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Each of Dex and SuperMedia shall give the Other Party the opportunity to participate in the defense or settlement of any stockholder litigation against such Party and its directors relating to the Mergers and the other transactions contemplated by this Agreement. No Party shall compromise, settle, come to an arrangement regarding or agree to any of the foregoing regarding any such action or proceeding unless the other Parties have consented in writing. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.4 shall limit a Party’s right to terminate this Agreement pursuant to Section 8.1(b) or 8.1(c) so long as such Party has, prior to such termination, complied with its obligations under this Section 6.4.

6.5    Access to Information.    (a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of SuperMedia and Dex shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other reasonable access, during normal business hours during the period prior to the SuperMedia Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, each of SuperMedia and Dex shall, and shall cause its Subsidiaries to, make available to the Other Party all other information concerning its business, properties and personnel as the other may reasonably request. Each of SuperMedia and Dex shall, and shall cause each of its Subsidiaries to, provide to the Other Party a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal securities Laws. Neither SuperMedia nor Dex nor any of their Subsidiaries shall be required to provide access to or to disclose information where such Party determines in good faith, after consultation with legal counsel, that such access or disclosure would jeopardize the attorney-client privilege of such Party or its Subsidiaries or contravene any Law, Order or binding agreement entered into prior to the Original Agreement Date. The Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between SuperMedia and Dex as of May 13, 2010 (the “Confidentiality Agreement”).

(c) No investigation by any of the Parties or their respective representatives shall affect the representations and warranties of the other set forth in this Agreement.

6.6    Legal Conditions to Merger.    Subject to Section 6.3, each of Dex, Newco and SuperMedia shall, and shall cause its Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such Party or its Subsidiaries with respect to the Mergers, to cause the conditions set forth in Article VII to be satisfied and to consummate the transactions contemplated by this Agreement in a reasonably expeditious manner and (ii) to obtain (and to cooperate with the Other Party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by SuperMedia, Newco or Dex or any of their respective Subsidiaries in connection with the Mergers and the other transactions contemplated by this Agreement.

6.7    Stock Exchange Listing.    Dex shall cause the shares of Newco Common Stock to be issued in the Mergers and such other shares of Newco Common Stock to be reserved for issuance in connection with the

Mergers to be approved for listing on the NYSE or the NASDAQ, subject to official notice of issuance, prior to the Dex Effective Time.

6.8    Indemnification and Insurance.

(a) For a period of at least six years following the SuperMedia Effective Time, the certificate of incorporation and bylaws of the SuperMedia Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification of the (as of or prior to the SuperMedia Effective Time) former directors, officers and employees of SuperMedia than are currently provided in the SuperMedia Charter and the SuperMedia Bylaws, as applicable, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the expiration of the statutes of limitations applicable to such matters or unless such amendment, modification or repeal is required by applicable Law.

(b) Without limiting the provisions of Section 6.8(a), in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the Original Agreement Date, or who becomes prior to the SuperMedia Effective Time, a director or officer of SuperMedia or any SuperMedia Subsidiary or who is or was serving at the request of SuperMedia or any SuperMedia Subsidiary as a director or officer of another Person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of SuperMedia or any SuperMedia Subsidiary, or of another Person at the request of SuperMedia or any SuperMedia Subsidiary, or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the SuperMedia Effective Time, the Parties shall cooperate and use their best efforts to defend against and respond thereto. From and after the Effective Time, Dex Surviving Company shall indemnify and hold harmless, as and to the fullest extent permitted under applicable Law and any agreement set forth in Section 6.8 of the SuperMedia Disclosure Schedule (an “Indemnification Agreement”), each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reimbursement for reasonable fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation. In the event of any such proceeding, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of the proceeding from Dex Surviving Company to the same extent such Persons have the right to advancement of expenses from SuperMedia as of the Original Agreement Date pursuant to the SuperMedia Charter and SuperMedia Bylaws or such Person’s Indemnification Agreement (provided that any Person to whom expenses are advanced shall have provided an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification).

(c) SuperMedia may purchase prior to the SuperMedia Effective Time a fully pre-paid six-year tail policy providing coverage and benefits that is substantially equivalent to the current directors’ and officers’ liability insurance policies maintained on the Original Agreement Date by SuperMedia (complete and accurate copies of which shall have been made available to Dex before such purchase). If such policies have been obtained, Dex Surviving Company shall or shall cause SuperMedia Surviving Company to maintain such policies in full force and effect. If SuperMedia does not obtain a tail policy, Dex Surviving Company shall cause to be maintained for a period of six years after the Closing Date the current directors’ and officers’ liability insurance policies maintained by SuperMedia; provided, that Dex Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable from an insurance carrier with the same or better credit rating as SuperMedia’s current insurance carrier. Notwithstanding the foregoing, in no event shall Dex Surviving Company or SuperMedia Surviving Company be required to expend for such policies an annual premium greater than 300% of the existing annual premium on SuperMedia’s current directors’ and officers’ liability insurance policies (the “Maximum Amount”); provided, that if SuperMedia Surviving Company is unable to maintain or obtain the insurance called for by this Section 6.8(c), Dex Surviving

Company shall cause SuperMedia Surviving Company to obtain as much comparable insurance as available for the applicable Maximum Amount.

(d) In the event that Dex Surviving Company or SuperMedia Surviving Company or any of their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, in each such case, Dex Surviving Company shall, and shall cause (as applicable) SuperMedia Surviving Company to, cause proper provision to be made so that the successors and assigns of Dex Surviving Company or SuperMedia Surviving Company, as applicable, shall expressly assume the obligations of such entity as set forth in this Section 6.8.

(e) The provisions of this Section 6.8 shall survive the SuperMedia Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.9    Additional Agreements.    In case at any time after the SuperMedia Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Dex Surviving Company, on the one hand, and a SuperMedia Subsidiary, on the other) or to vest Dex Surviving Company or SuperMedia Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of any party to the Mergers, the proper officers and directors of each Party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Dex.

6.10    Advice of Changes.    Each of Dex, the Merger Subs and SuperMedia shall promptly advise the other Parties of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement; provided, further, that a failure to comply with this Section 6.10 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.11    Exemption from Liability Under Section 16(b).    Prior to the Closing Date, Dex and SuperMedia shall take all such steps as may be required to cause the transactions contemplated by this Agreement, including any dispositions of SuperMedia Common Stock or Dex Common Stock (including derivative securities with respect to SuperMedia Common Stock or Dex Common Stock) or acquisitions of Newco Common Stock (including derivative securities with respect to Newco Common Stock), by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SuperMedia or Dex or will become subject to such reporting requirements with respect to Newco, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.12    No Solicitation.

(a) Neither SuperMedia nor Dex (each, a “No-Shop Party”, and with respect to each other, the “Other Party”) shall, and each shall cause its respective Subsidiaries not to, and each shall direct its and its Subsidiaries’ officers, directors, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other retained representative) not to, directly or indirectly (i) solicit, initiate, encourage or facilitate, directly or indirectly (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or proposals regarding any merger (other than the Mergers), share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer), restructuring, recapitalization or similar transactions involving such No-Shop Party or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction, (iii) except as contemplated by Section 6.13, take any action to exempt any Person from the restrictions contained in any takeover or similar Law or otherwise cause such restrictions not to apply or (iv) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement or other agreement regarding any Alternative Transaction. Notwithstanding the foregoing, the Board of Directors of a No-Shop Party shall be permitted, prior to the meeting of stockholders of such No-Shop Party to be held pursuant to Section 6.2, and subject to compliance with the other terms of this Section 6.12 and to first entering into a confidentiality agreement with the Person proposing such Acquisition Proposal on terms substantially similar to, and no less favorable to such No-Shop Party than, those contained in the Confidentiality Agreement, to furnish information concerning such No-Shop Party and its Subsidiaries to the Person making such Acquisition Proposal and to consider and participate in discussions and negotiations with respect to such Acquisition Proposal received by such No-Shop Party, if and only to the extent that (A) such Acquisition Proposal is an unsolicited, bona fide written Acquisition Proposal, (B) such Acquisition Proposal did not result from a breach by such No-Shop Party of this Section 6.12, and (C) the Board of Directors of such No-Shop Party reasonably determines in good faith (after consultation with such No-Shop Party’s outside legal counsel and independent financial advisors) that (x) such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (y) failure to do so would be inconsistent with its duties under applicable Laws. Such No-Shop Party shall promptly provide or make available to the Other Party and its representatives any non-public information provided or made available to such other Person that was not previously provided or made available to the Other Party.

As used in this Agreement, “Alternative Transaction” means, in respect of either No-Shop Party, any of (i) a transaction pursuant to which any Person (or group of Persons) other than the Other Party or its Affiliates, directly or indirectly, acquires or would acquire more than 10 percent of the outstanding shares of SuperMedia Common Stock or Dex Common Stock, as applicable, or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the Mergers, whether from such No-Shop Party, or pursuant to a tender offer or exchange offer or otherwise, (ii) any transaction pursuant to which any Person (or group of Persons) other than the Other Party or its Affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of any Subsidiaries of such No-Shop Party and securities of the entity surviving any merger or business combination, including any of its Subsidiaries) of such No-Shop Party or any of its Subsidiaries representing more than ten (10) percent of the fair market value of all the assets, net revenues or net income of such No-Shop Party and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (iii) any other merger, consolidation, business combination, restructuring, recapitalization or similar transaction involving such No-Shop Party or any of its subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of SuperMedia Common Stock or Dex Common Stock, as applicable, immediately prior to such transaction do not, in the aggregate, own at least 90 percent of each of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of SuperMedia Common Stock or Dex Common Stock, as applicable, immediately prior to the consummation thereof.

As used in this Agreement, “Superior Proposal” means, with respect to a No-Shop Party, a bona fide written Acquisition Proposal (with the references to 10 percent included in the definition of Alternative Transaction changed to 50 percent and the reference to 90 percent in clause (iii) of such definition changed to 50 percent) for such No-Shop Party obtained not in violation of this Section 6.12 which the Board of Directors of such No-Shop Party determines in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account such facts as the Board of Directors considers to be appropriate (including conditions to and expected timing and risks of consummation, the ability of the Person making such proposal to obtain financing for such Acquisition Proposal, and any break-up fees or expense reimbursement provisions), (i) is reasonably likely to be consummated in accordance with its terms, and (ii) if consummated, would result in a transaction more favorable to the holders of common stock of such No-Shop Party than the Mergers.

(b) Other than in accordance with Section 6.12(c) below, the Board of Directors of a No-Shop Party shall not (i) withdraw (or not continue to make) or modify or qualify in a manner adverse to the Other Party, or publicly propose to withdraw (or not continue to make) or modify or qualify in a manner adverse to the Other Party, the SuperMedia Recommendation or the Dex Recommendation, as the case may be, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Acquisition Proposal, (iii) fail to recommend against any Acquisition Proposal within two business days upon the request of the Other Party, or (iv) take any other action or make any other public statement that is inconsistent with the SuperMedia Recommendation or Dex Recommendation, as the case may be (any action described in clauses (i) through (iv), taken by the Board of Directors of either SuperMedia or Dex, a “Change in SuperMedia Recommendation” or a “Change in Dex Recommendation”, respectively).

(c) Notwithstanding anything to the contrary in this Section 6.12, at any time prior to obtaining a SuperMedia Stockholder Approval or a Dex Stockholder Approval, as applicable, the Board of Directors of a No-Shop Party may (x) effect a Change in SuperMedia Recommendation or a Change in Dex Recommendation, as applicable, other than in respect of an Acquisition Proposal or (y) effect a Change in SuperMedia Recommendation or a Change in Dex Recommendation, as applicable, in respect of a Acquisition Proposal if the following conditions are met:

(i)	the No-Shop Party has complied in all material respects with its obligations under this Section 6.12 and the Board of Directors of the No-Shop Party has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be inconsistent with its duties under applicable Laws;

(ii)	in the case of any action described in clause (x) above, (a) the No-Shop Party has provided prior written notice to the Other Party, at least three business days in advance, of its intention to effect a Change in SuperMedia Recommendation or a Change in Dex Recommendation, as applicable, which notice shall specify in reasonable detail the reasons therefor, (b) prior to effecting such Change in SuperMedia Recommendation or a Change in Dex Recommendation, as applicable, the No-Shop Party shall, and shall cause its legal and financial advisors to, during such three business day period, negotiate with the Other Party in good faith (to the extent the Other Party desires to negotiate) and (c) the Board of Directors of the No-Shop Party shall consider in good faith whether such modifications make a Change in SuperMedia Recommendation or a Change in Dex Recommendation, as applicable, unnecessary; and

(iii)	in the case of any action described in clause (y) above, (a) the Board of Directors of such No-Shop Party has concluded in good faith (after consultation with its financial advisors and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by the Other Party pursuant to this clause (iii) (if applicable), (b) the No-Shop Party has provided prior written notice to the Other Party, at least three business days in advance (the “Notice Period”), of its intention to effect a Change in SuperMedia Recommendation or a Change in Dex Recommendation, as applicable, and/or to terminate the Agreement, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and contemporaneously with providing such notice shall have provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, and (c) prior to effecting such Change in SuperMedia Recommendation or Change in Dex Recommendation, as applicable, the No-Shop Party shall, and shall cause its legal and financial advisors to, during the Notice Period, negotiate with the Other Party in good faith (to the extent the Other Party desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal. In the event that during the Notice Period any revisions are made to the Superior Proposal and the Board of Directors of such No-Shop Party in its good faith judgment determines such revisions are material (it being agreed that any change in the purchase price in such Superior Proposal shall be deemed a material revision), the No-Shop Party shall be required to deliver a new written notice to the Other Party and to comply with the requirements of this Section 6.12(c) with respect to such new written notice.

(d) Each No-Shop Party shall notify the Other Party promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to such No-Shop Party or any of its Subsidiaries or for access to the properties, books or records of such No-Shop Party or any of its Subsidiaries by any Person or entity that informs the Board of Directors of such No-Shop Party or any Subsidiary of such No-Shop Party that it is considering making, or has made, an Acquisition Proposal. Such notice to the Other Party shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of such No-Shop Party or any of its Subsidiaries, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. Each No-Shop Party shall keep the Other Party fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request, and at all times shall negotiate in good faith with the Other Party regarding possible modifications to the terms of this Agreement which may arise in connection with any Acquisition Proposal. Each No-Shop Party shall also promptly, and in any event within 24 hours, notify the Other Party, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal in accordance with this Section 6.12.

(e) Nothing contained in this Section 6.12 shall prohibit a No-Shop Party or its Subsidiaries from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.

(f) Each No-Shop Party and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the Other Party) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than the Other Party who have been furnished confidential information regarding such No-Shop Party in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the Original Agreement Date promptly to return or destroy such information. Except as may be required by applicable Law, each No-Shop Party agrees not to, and to cause its Subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which such No-Shop Party or its Subsidiaries is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any Person to make an Acquisition Proposal.

(g) Each No-Shop Party shall ensure that the officers, directors and all employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of such No-Shop Party or its Subsidiaries are aware of the restrictions described in this Section 6.12 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.12 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of a No-Shop Party or its Subsidiaries, at the direction or with the consent of such No-Shop Party or its Subsidiaries, shall be deemed to be a breach of this Section 6.12 by such No-Shop Party.

6.13    Takeover Statutes.    Each of Dex, the Merger Subs and SuperMedia shall use its reasonable best efforts (i) to take all actions necessary so that no “moratorium,” “control share,” “fair price,” “anti-greenmail,” “takeover,” “interested stockholder” or similar Law is or becomes applicable to the Mergers, or any of the other transactions contemplated by this Agreement and (ii) if any such Law is or becomes applicable to the Mergers or any of the other transactions contemplated by this Agreement, to take all actions necessary so that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Laws on the Mergers and the other transactions contemplated hereby.

6.14    Financing Amendments and Cooperation.    Each of Dex and SuperMedia shall, and shall cause its respective Subsidiaries to, use commercially reasonable efforts (and shall cause its and its respective

Subsidiaries’ officers, employees and advisors, including legal and financial advisors and accountants, to cooperate in such efforts) to (i) obtain the consent of the creditors (the “Dex Creditors”) of Dex under (x) the Third Amended and Restated Credit Agreement, dated as of January 29, 2010, and further amended March 9, 2012, among Dex One Corporation, R.H. Donnelley Inc., the lenders party thereto, Deutsche Bank Trust Company Americas and JPMorgan Chase Bank, N.A. (the “RHDI Facility”), (y) the Credit Agreement, dated as of June 6, 2008, as amended and restated as of January 29, 2010, and further amended March 9, 2012, by and among Dex One Corporation, Dex Media, Inc., Dex Media West, Inc., Dex Media West LLC, the lenders parties thereto and JPMorgan Chase Bank, N.A. (the “Dex West Facility”), and (z) the Credit Agreement, dated as of October 24, 2007, as amended and restated as of January 29, 2010, and further amended March 9, 2012, by and among Dex Corporation, Dex Media, Inc., Dex Media East, Inc., Dex Media East LLC, the lenders parties thereto and JPMorgan Chase Bank, N.A. (the “Dex East Facility,” and collectively, the “Dex Credit Facilities”) to the amendments and extensions of the Dex Credit Facilities described on Exhibit G (the “Dex Financing Amendments”) and to the consummation of the transactions contemplated by this Agreement, (ii) obtain the consent of the creditors (the “SuperMedia Creditors”) of SuperMedia under the Loan Agreement, dated as of December 31, 2009 and amended December 14, 2010 and November 8, 2011, among SuperMedia, the lenders party thereto, and JPMorgan Chase Bank, N.A., (the “SuperMedia Credit Facility”) to the amendments and extension of the SuperMedia Credit Facility described on Exhibit H (the “SuperMedia Financing Amendments”) and to the consummation of the transactions contemplated by this Agreement, (iii) prepare, negotiate and enter into all required documentation with respect to the Dex Financing Amendments and the SuperMedia Financing Amendments on terms and conditions reasonably satisfactory to Dex and SuperMedia, and (iv) satisfy as promptly as reasonably practicable all conditions applicable to it for the completion of the Dex Financing Amendments immediately following the Closing and the SuperMedia Financing Amendments immediately prior to the Closing. Dex shall permit SuperMedia to participate in any meeting with the Dex Creditors, and SuperMedia shall permit Dex to participate in any meeting with the SuperMedia Creditors, to the extent permitted by such creditors. Dex and SuperMedia shall cooperate in the preparation of any materials to be provided to the Dex Creditors and the SuperMedia Creditors. Each Party will promptly provide the Other Party with copies of any communications received from the Dex Creditors or the SuperMedia Creditors, as applicable, and will keep the Other Party apprised of the status of discussions with the Dex Creditors and the SuperMedia Creditors, as applicable, including any request for information received from the Dex Creditors or the SuperMedia Creditors, as applicable, and any requested revisions to the amendments and extensions comprising the Dex Financing Amendments and the SuperMedia Financing Amendments. Subject to recipients of any such information entering into customary arrangements for confidentiality that are substantially similar to the provisions in the Confidentiality Agreement or reasonably acceptable to Dex or SuperMedia, as applicable, each of Dex and SuperMedia shall provide financial and other information regarding Dex and its Subsidiaries or SuperMedia and its Subsidiaries as may be reasonably requested by such creditors. The Parties shall otherwise cooperate in any manner reasonably requested in connection with the negotiation, arranging and consummation of the Dex Financing Amendments and the SuperMedia Financing Amendments.

6.15    De-listing and Deregistration.    Prior to the SuperMedia Effective Time, SuperMedia shall cooperate with Dex and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NASDAQ to enable the de-listing by SuperMedia Surviving Company of the SuperMedia Common Stock from the NASDAQ and the deregistration of the SuperMedia Common Stock and other securities of SuperMedia under the Exchange Act and the Securities Act as promptly as practicable after the SuperMedia Effective Time.

6.16    Assumption of Agreements.    Effective at the SuperMedia Effective Time, Dex Surviving Company shall, and shall cause the SuperMedia Surviving Company to, expressly assume all obligations of SuperMedia arising under (i) SuperMedia’s Amended and Restated Executive Transition Plan, dated as of May 26, 2010, and (ii) any Award Agreement (as such term is defined in SuperMedia’s 2009 Long-Term Incentive Plan) entered into pursuant to SuperMedia’s 2009 Long-Term Incentive Plan.

6.17    Chapter 11 Process and Solicitations.

(a) Unless there has been a Change in Dex Recommendation, Dex shall, and shall cause its Subsidiaries to, fulfill the obligations set forth for Dex and its Subsidiaries in Section 2.1(a) of that certain Support and Limited Waiver Agreement, dated as of December 5, 2012, by and among Dex, Dex Media, Inc., R.H. Donnelley Inc., Dex Media East, Inc., Dex Media West, Inc., certain other subsidiaries of Dex, JPMorgan Chase Bank, N.A., Deutsche Bank Trust Company Americas and other consenting lenders from time to time parties thereto. Dex shall, upon reasonable request, advise SuperMedia at least on a daily basis on each of the last ten (10) business days prior to the date of the voting deadline for obtaining the Dex Stockholder Plan Approval, as to the aggregate tally of the votes received by Dex with respect to the Dex Stockholder Plan Approval. Except where it is not reasonably practicable, Dex shall provide draft copies of all motions or applications and other documents it intends to file with the Bankruptcy Court to SuperMedia at least one (1) business day prior to the date when Dex intends to file any such motion, application or document and shall consult in good faith with SuperMedia regarding the form and substance of any such proposed filing with the Bankruptcy Court.

(b) Unless there has been a Change in SuperMedia Recommendation, SuperMedia shall, and shall cause its Subsidiaries to, fulfill the obligations set forth for SuperMedia and its Subsidiaries in Section 2.1(a) of that certain Support and Limited Waiver Agreement, dated as of December 5, 2012, by and among SuperMedia, JPMorgan Chase Bank, N.A and other consenting lenders from time to time parties thereto. SuperMedia shall, upon reasonable request, advise Dex at least on a daily basis on each of the last ten (10) business days prior to the date of the voting deadline for obtaining the SuperMedia Stockholder Plan Approval, as to the aggregate tally of the votes received by SuperMedia with respect to the SuperMedia Stockholder Plan Approval. Except where it is not reasonably practicable, SuperMedia shall provide draft copies of all motions or applications and other documents it intends to file with the Bankruptcy Court to Dex at least one (1) business day prior to the date when SuperMedia intends to file any such motion, application or document and shall consult in good faith with Dex regarding the form and substance of any such proposed filing with the Bankruptcy Court.

ARTICLE VII

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation to Effect the Mergers.    The respective obligations of the Parties to effect the Mergers and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Dex Effective Time of the following conditions:

(a) Stockholder Approval.    Unless SuperMedia has commenced Chapter 11 Cases pursuant to Section 6.17, the SuperMedia Stockholder Merger Approval shall have been obtained, and, unless Dex has commenced Chapter 11 Cases pursuant to Section 6.17, the Dex Stockholder Merger Approval shall have been obtained.

(b) Stock Exchange Listing.    The shares of Newco Common Stock to be issued to the holders of SuperMedia Common Stock and Dex Common Stock upon consummation of the Mergers and such other shares of Newco Common Stock to be reserved for issuance in connection with the Mergers shall have been authorized for listing on the NYSE or the NASDAQ, subject to official notice of issuance.

(c) Required Approvals.    (i) Any applicable waiting period under the HSR Act shall have expired or been earlier terminated and (ii) any other approvals set forth in Sections 3.4 and 4.4 required to be obtained for the consummation, as of the Closing Date, of the Mergers and the other transactions contemplated by this Agreement, other than any approvals the failure to obtain which would not, individually or in the aggregate, have a Material Adverse Effect on SuperMedia or Dex, shall have been obtained (all such approvals and the expiration or termination of all such waiting periods being referred to as the “Requisite Approvals”).

(d) Dex Financing Amendments.    Unless Dex has commenced Chapter 11 Cases pursuant to Section 6.17, any necessary consents of the Dex Creditors to the consummation of the transactions contemplated by this Agreement shall have been obtained and each of the Dex Financing Amendments shall have been agreed and executed by 100% of the Dex Creditors holding applicable debt (collectively, the “Dex Creditor Financing Amendment Approval”), to become effective immediately following the Closing. To the extent that the terms of any such Dex Financing Amendment shall differ from those described on Exhibit G, such differences shall be reasonably acceptable to each of Dex and SuperMedia.

(e) SuperMedia Financing Amendment.    Unless SuperMedia has commenced Chapter 11 Cases pursuant to Section 6.17, any necessary consents of the SuperMedia Creditors to the consummation of the transactions contemplated by this Agreement shall have been obtained and the SuperMedia Financing Amendment shall have been agreed and executed by 100% of the SuperMedia Creditors holding applicable debt (collectively, the “SuperMedia Creditor Financing Amendment Approval”), to become effective prior to the Closing. To the extent that the terms of any such SuperMedia Financing Amendment shall differ from those described on Exhibit H, such differences shall be reasonably acceptable to each of Dex and SuperMedia.

(f) Form S-4.    The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(g) No Injunctions or Restraints; Illegality.    No Order (whether temporary, preliminary or permanent) issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation or Order shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Mergers.

(h) No Materially Burdensome Condition.    None of the Requisite Approvals shall have resulted in the imposition of a Materially Burdensome Condition.

(i) Tax Sharing Agreement.    Dex (and its Subsidiaries) and SuperMedia (and its Subsidiaries) shall have entered into a tax sharing agreement substantially in the form set forth in Exhibit I.

(j) Shared Services Agreement.    Dex (and its Subsidiaries) and SuperMedia (and its Subsidiaries) shall have entered into a shared services agreement substantially in the form set forth in Exhibit J.

(k) Dex Surviving Company Board Composition.    All steps shall have been taken (including obtaining any necessary resignations and approval of any necessary appointments) so that the Board of Directors of Dex Surviving Company shall, effective upon the SuperMedia Effective Time, be composed as described in Section 1.7.

(l) Confirmation of Chapter 11 Plans.    If SuperMedia has commenced Chapter 11 Cases pursuant to Section 6.17, the Bankruptcy Court shall have issued orders confirming a pre-packaged chapter 11 plan of reorganization for SuperMedia and certain of its Subsidiaries substantially in the form set forth in Exhibit K (the “SuperMedia Pre-Pack Plan”), and, if Dex has commenced Chapter 11 Cases pursuant to Section 6.17, the Bankruptcy Court shall have issued orders confirming a pre-packaged chapter 11 plan of reorganization for Dex and certain of its Subsidiaries substantially in the form set forth in Exhibit L (the “Dex Pre-Pack Plan”).

(m) Dex Merger.    With respect to the obligation of the Parties to effect the SuperMedia Merger, the Dex Merger shall have been consummated.

7.2    Conditions to Obligations of Dex, Newco and Merger Sub.    The obligation of Dex, Newco and Merger Sub to effect the Mergers and the other transactions contemplated by this Agreement is also subject to the satisfaction, or waiver by Dex, Newco or Merger Sub, as the case may be, at or prior to the Closing Date, of the following conditions:

(a) Representations and Warranties.    The representations and warranties of SuperMedia set forth in this Agreement shall be true and correct as of the Original Agreement Date and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the Original Agreement Date or another date shall be true and correct only as of such date); provided, however, that no representation or warranty of SuperMedia shall be deemed untrue or incorrect as of the Closing Date for purposes hereunder if such breach is a consequence of the filing of any Chapter 11 Cases pursuant to Section 6.17; provided, further, that no representation or warranty of SuperMedia (other than representations or warranties contained in Sections 3.1(a) (first sentence only), 3.2, 3.3(a) and 3.7, which shall be true and correct in all material respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of SuperMedia (other than representations or warranties contained in Sections 3.1(a) (first sentence only), 3.2, 3.3(a) and 3.7), has had or would reasonably be expected to result in a Material Adverse Effect on SuperMedia; provided, further, that for purposes of determining whether a representation or warranty is true and correct, any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Dex shall have received a certificate signed on behalf of SuperMedia by the Chief Executive Officer or the Chief Financial Officer of SuperMedia to the foregoing effect.

(b) Performance of Obligations of SuperMedia.    SuperMedia shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Dex shall have received a certificate signed on behalf of SuperMedia by the Chief Executive Officer or the Chief Financial Officer of SuperMedia to such effect.

(c) No Material Adverse Effect on SuperMedia.    Since the Original Agreement Date, there shall not have occurred any change, event, circumstance or development that has had, or is reasonably expected to have, a Material Adverse Effect on SuperMedia.

7.3    Conditions to Obligations of SuperMedia.    The obligation of SuperMedia to effect the SuperMedia Merger and the other transactions contemplated by this Agreement is also subject to the satisfaction or waiver by SuperMedia at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.    The representations and warranties of Dex and Merger Subs set forth in this Agreement shall be true and correct as of the Original Agreement Date and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the Original Agreement Date or another date shall be true and correct only as of such date); provided, however, that no representation or warranty of Dex or Merger Subs shall be deemed untrue or incorrect as of the Closing Date for purposes hereunder if such breach is a consequence of the filing of any Chapter 11 Cases pursuant to Section 6.17; provided, further, that no representation or warranty of Dex, Newco or Merger Sub (other than representations or warranties in Sections 4.1(a) (first sentence only), 4.1(c)(i) (as it relates to Merger Subs only), 4.2, 4.3(a) and 4.7, which shall be true and correct in all material respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Dex, Newco or Merger Sub (other than representations or warranties in Sections 4.1(a) (first sentence only), 4.1(c)(i) (as it relates to Merger Subs only), 4.2, 4.3(a) and 4.7), has had or would reasonably be expected to result in a Material Adverse Effect on Dex; provided, further, that for purposes of determining whether a representation or warranty is true and correct, any qualification or exception for, or reference to, materiality (including the terms

“material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and SuperMedia shall have received a certificate signed on behalf of Dex by the Chief Executive Officer or the Chief Financial Officer of Dex to the foregoing effect.

(b) Performance of Obligations of Dex and Merger Subs.    Each of Dex, Newco and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and SuperMedia shall have received a certificate signed on behalf of Dex by the Chief Executive Officer or the Chief Financial Officer of Dex to such effect.

(c) No Material Adverse Effect on Dex.    Since the Original Agreement Date, there shall not have occurred any change, event, circumstance or development that has had, or is reasonably expected to have, a Material Adverse Effect on Dex.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1    Termination.    This Agreement may be terminated at any time prior to the Dex Effective Time, whether before or after approval of the matters presented in connection with the Mergers by the stockholders of SuperMedia or Dex:

(a) by mutual consent of SuperMedia and Dex in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its respective entire Board of Directors;

(b) by either the Board of Directors of SuperMedia or the Board of Directors of Dex if any Governmental Entity that must grant a Requisite Approval has denied approval of the Mergers and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, provided that the Party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall have complied with its obligations pursuant to Section 6.4 with respect to such denial or Order;

(c) by either the Board of Directors of SuperMedia or the Board of Directors of Dex if the Mergers shall not have been consummated on or before June 30, 2013 (the “Outside Date”); provided that a Party shall not be entitled to terminate under this clause (c) if the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth in this Agreement;

(d) by either the Board of Directors of Dex or the Board of Directors of SuperMedia if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of (i) SuperMedia, in the case of a termination by Dex, or (ii) Dex, Newco or Merger Sub, in the case of a termination by SuperMedia, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.1, 7.2 or 7.3, as the case may be, and which is not cured within 30 days following written notice to the Party committing such breach or by its nature or timing cannot be cured within such time period; provided that the terminating Party shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if, at the time of such termination, there exists a breach or breaches of any representation, warranty, covenant or agreement of such terminating Party contained in this Agreement that, individually or in the aggregate, would result in the closing conditions set forth in Section 7.1 or 7.2, with respect to a termination by SuperMedia, or in Section 7.1 or 7.3, with respect to a termination by Dex, not to be satisfied;

(e) by the Board of Directors of Dex if (x) SuperMedia has failed to make the SuperMedia Recommendation or to include the SuperMedia Recommendation in the Joint Proxy Statement, or has effected a Change in SuperMedia Recommendation or (y) a tender offer or exchange offer that would, if consummated, constitute an Acquisition Proposal shall have been commenced by a Person unaffiliated with Dex, and SuperMedia shall not have published, sent or given to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within 10 business days after such tender offer or exchange offer is first published, sent or given, a statement recommending that its stockholders reject such tender or exchange offer;

(f) by the Board of Directors of SuperMedia if (x) Dex has failed to make the Dex Recommendation or to include the Dex Recommendation in the Joint Proxy Statement, or has effected a Change in Dex Recommendation or (y) a tender offer or exchange offer that would, if consummated, constitute an Acquisition Proposal shall have been commenced by a Person unaffiliated with SuperMedia, and Dex shall not have published, sent or given to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within 10 business days after such tender offer or exchange offer is first published, sent or given, a statement recommending that its stockholders reject such tender or exchange offer;

(g) by either the Board of Directors of Dex or the Board of Directors of SuperMedia, if, as of the date of the SuperMedia Stockholder Meeting or the Dex Stockholder Meeting, whichever is later (and taking into account any postponement or adjournment in which a vote on SuperMedia Stockholder Merger Approval or the Dex Stockholder Merger Approval, as applicable, is taken), either (i) the necessary Dex Stockholder Approval has not been obtained because either (x) neither the Dex Stockholder Merger Approval nor the Dex Stockholder Plan Approval has been obtained or (y) the Dex Stockholder Merger Approval has been obtained, but neither the Dex Creditor Financing Amendment Approval nor the Dex Stockholder Plan Approval has been obtained, or (ii) the necessary SuperMedia Stockholder Approval has not been obtained because either (x) neither the SuperMedia Stockholder Merger Approval nor the SuperMedia Stockholder Plan Approval has been obtained or (y) the SuperMedia Stockholder Merger Approval has been obtained, but neither the SuperMedia Creditor Financing Amendment Approval nor the SuperMedia Stockholder Plan Approval has been obtained;

(h) by the Board of Directors of Dex, if it determines in good faith (i) that the conditions set forth in either Section 7.1(d) or Section 7.1(e) will not be satisfied prior to the Outside Date and that the Dex Creditor Plan Approval (if the conditions in Section 7.1(d) will not be satisfied) or the SuperMedia Creditor Plan Approval (if the conditions in Section 7.1(e) will not be satisfied) will not be obtained prior to May 31, 2013; or (ii) if Chapter 11 Cases have been filed with respect to SuperMedia or Dex, that the SuperMedia Pre-Pack Plan or the Dex Pre-Pack Plan, as applicable, will not become effective prior to the Outside Date; or

(i) by the Board of Directors of SuperMedia, if it determines in good faith (i) that the conditions set forth in either Section 7.1(d) or Section 7.1(e) will not be satisfied prior to the Outside Date and that the Dex Creditor Plan Approval (if the conditions in Section 7.1(d) will not be satisfied) or the SuperMedia Creditor Plan Approval (if the conditions in Section 7.1(e) will not be satisfied) will not be obtained prior to May 31, 2013, or (ii) if Chapter 11 Cases have been filed with respect to SuperMedia or Dex, that the SuperMedia Pre-Pack Plan or the Dex Pre-Pack Plan, as applicable, will not become effective prior to the Outside Date.

Any Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than any termination pursuant to Section 8.1(a)) shall give written notice of such termination to the other Parties specifying the provision or provisions of this Section 8.1 pursuant to which such termination is purportedly effected.

For purposes of this Agreement:

(i)

“Dex Creditor Plan Approval” means the acceptance by each of the following of the Dex Pre-Pack Plan: (1) Dex Creditors holding at least two-thirds in amount and more than one half in number of the allowed claims under the RHDI Facility; (2) Dex Creditors holding at least two-thirds in amount and more than one half in number of the allowed claims under the Dex East Facility; and (3) Dex Creditors holding at least two-thirds in amount and more than one half in number of the allowed claims under the Dex West Facility, in each case, of those creditors who vote on the Dex Pre-Pack Plan; and

(ii)	“SuperMedia Creditor Plan Approval” means acceptance of the SuperMedia Pre-Pack Plan by SuperMedia Creditors holding at least two-thirds in amount and more than one half in number of the allowed claims under the SuperMedia Credit Facility of those creditors who vote on the SuperMedia Pre-Pack Plan.

8.2    Effect of Termination.    In the event of termination of this Agreement by either SuperMedia or Dex as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of SuperMedia, Dex, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.5(b), 8.2, and 8.3, and Article IX (other than Section 9.8) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no Party shall be relieved or released from any liabilities or damages arising out of fraud or its willful breach of any provision of this Agreement.

8.3    Expense Reimbursement.    (a) In the event that (i) an Acquisition Proposal shall have been communicated to or otherwise made known to the stockholders of SuperMedia or Dex, as applicable, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal involving SuperMedia or Dex, as applicable, in each case after the Original Agreement Date (the Party to which this clause (i) applies is referred to in this Section 8.3(a) as the “applicable party”), (ii) thereafter this Agreement is terminated (A) pursuant to Sections 8.1(c) or 8.1(g), in each case following the failure to receive the requisite approval of the applicable party’s stockholders, (B) pursuant to Section 8.1(d) as a result of a breach by the applicable party or (C) pursuant to Sections 8.1(c), 8.1(h) or 8.1(i), in each case following the failure to receive the approval of the requisite Dex Creditors (if Dex is the applicable party) or SuperMedia Creditors (if SuperMedia is the applicable party) to the Mergers and the Dex Financing Amendments or the SuperMedia Financing Amendment or to the Dex Pre-Pack Plan or the SuperMedia Pre-Pack Plan, as applicable, and (iii) prior to the date that is twelve (12) months after the date of such termination the applicable party consummates an Alternative Transaction or enters into any definitive agreement related to an Alternative Transaction, then the applicable party shall on the date an Alternative Transaction is consummated or any such definitive agreement is entered into, pay the Other Party all of the documented, reasonable out-of-pocket expenses (including legal fees and expenses and advisor and consultant fees and expenses) incurred by such Other Party in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $7.5 million (the “Expense Reimbursement”) by wire transfer of same day funds; provided, that for the purposes of this Section 8.3, all percentages in the definition of Alternative Transaction shall be replaced with 50%.

(b) In the event this Agreement is terminated by Dex pursuant to Section 8.1(e), then SuperMedia shall pay Dex the Expense Reimbursement by wire transfer of same day funds on the date of termination. In the event this Agreement is terminated by SuperMedia pursuant to Section 8.1(f), then Dex shall pay SuperMedia the Expense Reimbursement by wire transfer of same day funds on the date of termination. For purposes of this Section 8.3(b), if this Agreement is terminated pursuant to Section 8.1(g), 8.1(h), or 8.1(i) and at such time this Agreement could have terminated by Dex pursuant to Section 8.1(e) or by SuperMedia pursuant to Section 8.1(f), as applicable, the Expense Reimbursement shall be paid as if the Agreement had been terminated pursuant to Section 8.1(e) or Section 8.1(f), as applicable.

(c) Each of Dex and SuperMedia acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Other Party would not enter into this Agreement. If any Party fails promptly to pay the amount due pursuant to this Section 8.3, and, in order to obtain such payment, the Other Party commences a suit which results in a judgment against such first Party for the amount set forth in this Section 8.3, the Other Party shall pay to such first Party its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on any unpaid amount of the Expense Reimbursement at the rate on six-month U.S. Treasury obligations plus 300 basis points in effect on the date such payment was required to be made, calculated on a daily basis from the date the Expense Reimbursement was required to be paid until the date of the actual payment.

(d) In no event shall any Party be required to pay the Expense Reimbursement on more than one occasion.

8.4    Amendment.    Subject to compliance with applicable Law, this Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Mergers by the stockholders of SuperMedia or Dex; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of SuperMedia or Dex, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires such further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

8.5    Extension; Waiver.    At any time prior to the Dex Effective Time, the Parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of SuperMedia and Dex, there may not be, without further approval of such stockholders any extension or waiver of this Agreement or any portion hereof that changes the amount or form of the consideration to be delivered to the holders of SuperMedia Common Stock or Dex Common Stock under this Agreement, other than as contemplated by this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1    Nonsurvival of Representations, Warranties and Agreements.    None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the SuperMedia Effective Time, except for Articles I, II and IX and Sections 6.8 and 6.9.

9.2    Expenses.    Except as provided in Section 8.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement, all filing and other fees paid to the SEC in connection with the Mergers and, if necessary, all HSR Act filing fees, shall be borne equally by SuperMedia and Dex.

9.3    Notices.    All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	if to SuperMedia, to:

SuperMedia Inc.

2200 W. Airfield Drive, P.O. Box 619810

D/FW Airport, Texas 75261

Attention:         Chief Executive Officer

Facsimile:        (972) 453-6039

with a copy to:

Fulbright & Jaworski LLP

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201-2784

Attention:         Corporate Section Head

Facsimile:         (214) 855-8200

and to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention:         William A. Groll, Esq.

Facsimile:         (212) 225-3999

(b)	if to Dex, Newco or Merger Sub, to:

Dex Corporation

1001 Winstead Drive

Cary, North Carolina 27513

Attention:         Chief Executive Officer

Facsimile:        (919) 297-1518

with a copy to:

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, IL 60654

Attention:         Richard W. Porter, P.C.

 R. Henry Kleeman, Esq.

Facsimile:         (312) 862-2200

9.4    Interpretation.    When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The SuperMedia Disclosure Schedule and the Dex Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law.

9.5    Counterparts.    This Agreement may be executed in two or more counterparts (including by means of telecopied or electronically transmitted signature pages), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other Parties, it being understood that each Party need not sign the same counterpart.

9.6    Entire Agreement.    This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.7    Governing Law; Jurisdiction.    This Agreement shall be governed and construed in accordance with the internal Laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts of law principles which would require the application of any other State’s laws. The Parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the state of Delaware, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 9.4 shall be deemed effective service of process on such Party. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8    Publicity.

(a) The initial press release regarding the Mergers shall be a joint press release by SuperMedia and Dex and thereafter SuperMedia and Dex each shall consult with the other prior to issuing any press releases or otherwise making public announcements (including conference calls with investors and analysts) with respect to the Mergers or any other transactions contemplated by this Agreement. No Party shall issue any such press release or make any such public statement prior to such consultation, except to the extent the disclosing Party determines it is required to do so by applicable Law or any listing agreement with the NYSE or the NASDAQ, in which case such Party shall use all reasonable efforts to consult with the Other Party before issuing any such release or making any such public statement.

(b) Upon the request of either Party, (i) SuperMedia and Dex shall promptly prepare a mutually acceptable joint written presentation to Institutional Shareholder Services and/or Glass Lewis recommending this Agreement and the transactions contemplated hereby, including the Mergers, and (ii) SuperMedia and Dex shall request a meeting with Institutional Shareholder Services and/or Glass Lewis for purposes of obtaining its recommendation of the adoption of this Agreement by SuperMedia’s and Dex’s stockholders.

(c) Before any Merger Communication of SuperMedia or Dex or any of its respective “participants” (as defined in Item 4 of Schedule 14A of the Exchange Act) is (i) disseminated to any investor, analyst, member of the media, employee, client, customer or other Third Party or otherwise made accessible on the website of SuperMedia or Dex, as applicable or such participant (whether in written, video or oral form via webcast, hyperlink or otherwise), or (ii) utilized by any executive officer, key employee or advisor of SuperMedia or Dex, as applicable or any such participant, as a script in discussions or meetings with any such Third Parties, each of SuperMedia and Dex shall (or shall cause any such participant to) cooperate in good faith with respect to any such Merger Communication for purposes of, among other things, determining whether that communication constitutes “soliciting material” that is required to be filed by Rule 14a-6(b) or Rule 14a-12(b) of the Exchange Act. SuperMedia and Dex shall (or shall cause any such participant to) give reasonable and good faith consideration to any comments made by the Other Party and its counsel on any such Merger Communication.

(d) For purposes of this Agreement, “Merger Communication” means any document or other written communication prepared by or on behalf of SuperMedia or Dex or any Subsidiary thereof, or any document or other material or information posted or made accessible on the website of SuperMedia or Dex (whether in written, video or oral form via webcast, hyperlink or otherwise), that is related to any of the transactions contemplated by this Agreement and, if reviewed by a stockholder of SuperMedia or Dex, as applicable, could reasonably be deemed to constitute a “solicitation” of “proxies” (in each case, as defined in Rule 14a-1 of the Exchange Act) with respect to the Mergers. “Third Party” means any Person or group other than SuperMedia, the SuperMedia Subsidiaries, Dex or the Dex Subsidiaries.

9.9    Assignment; Third Party Beneficiaries.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement. Notwithstanding the foregoing, after the Closing any holder of SuperMedia Common Stock or Dex Common Stock shall be entitled to enforce the provisions of Article II solely to the extent necessary to receive the SuperMedia Merger Consideration or Dex Merger Consideration, as the case may be, to which such holder is entitled thereunder.

9.10    Specific Performance.    The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal or state court located in the state of Delaware in addition to any other remedy to which they are entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

9.11    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any applicable Law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, Dex, Newco, Merger Sub and SuperMedia have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

DEX ONE CORPORATION

By:	/s/ Alfred T. Mockett
Name: Alfred T. Mockett Title: President and Chief Executive Officer

NEWDEX, INC.

By:	/s/ Alfred T. Mockett
Name: Alfred T. Mockett Title: President and Chief Executive Officer

SPRUCE ACQUISITION SUB, INC.

By:	/s/ Alfred T. Mockett
Name: Alfred T. Mockett Title: President and Chief Executive Officer

SUPERMEDIA INC.

By:	/s/ Peter McDonald
Name: Peter McDonald Title: Chief Executive Officer and President

Amended and Restated Agreement and Plan of Merger Signature Page

Exhibit A

Form of Dex Surviving Company Certificate of Incorporation

See Appendix B of this

Form S-4 Registration Statement

Exhibit B

Form of Dex Surviving Company Bylaws

See Appendix C of this

Form S-4 Registration Statement

Exhibit C

Form of SuperMedia Surviving Company Certificate of Incorporation

EXHIBIT C

CERTIFICATE OF INCORPORATION OF

SUPERMEDIA INC.

ARTICLE ONE

The name of the corporation (hereinafter referred to as the “Corporation”) is SuperMedia Inc.

ARTICLE TWO

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE THREE

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware or any applicable successor thereto, as the same may be amended or supplemented from time to time (the “DGCL”).

ARTICLE FOUR

A.    Capital Stock.    The total number of shares of stock which the Corporation has authority to issue is 100 shares of common stock, with a par value of $0.01 per share.

[B.    Non-Voting Stock.    Notwithstanding anything herein to the contrary, the Corporation shall not be authorized to issue non-voting capital stock of any class, series or other designation to the extent prohibited by Section 1123(a)(6) of chapter 11 of title 11 of the United States Code, as amended (the “Bankruptcy Code”); provided, however, that the foregoing restriction shall (i) have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code, (ii) only have such force and effect for so long as such Section 1123(a)(6) is in effect and applies to the Corporation and (iii) be deemed void or eliminated if required under applicable law.]1

ARTICLE FIVE

The Corporation is to have perpetual existence.

[1]	Bracketed text to be included only if SuperMedia Inc. or Spruce Acquisition Sub, Inc. files for Chapter 11 bankruptcy and the SuperMedia Merger (as defined in the Amended and Restated Agreement and Plan of Merger, dated as of December 5, 2012, by and among Dex One Corporation, Newdex, Inc., Spruce Acquisition Sub, Inc. and SuperMedia Inc.) is consummated through such Chapter 11 bankruptcy.

ARTICLE SIX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation (the “Board of Directors”) is expressly authorized to make, alter or repeal the Bylaws of the Corporation (the “Bylaws”).

ARTICLE SEVEN

Meetings of the stockholders of the Corporation may be held within or without the State of Delaware, as the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws. Election of directors need not be by written ballot unless the Bylaws so provide.

ARTICLE EIGHT

A.    Limitation of Director’s Liability.    The Corporation hereby eliminates, to the fullest extent permitted by law (as contemplated by Section 102(b)(7) of the DGCL), the personal liability of any person who serves as a director of the Corporation to the Corporation and/or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, that this ARTICLE EIGHT shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is hereafter amended to authorize further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the elimination or limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this ARTICLE EIGHT shall be prospective only, and shall not adversely affect any elimination or limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

B.    Right to Indemnification.    The Corporation, to the fullest extent permitted or required by the DGCL or other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, unless applicable law otherwise requires, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), shall indemnify and hold harmless any person who is or was made a party, or is threatened to be made a party, or who is or was involved in any manner (including, without limitation, as a witness), in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative, or investigative (including, without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (collectively, a “Proceeding”), by reason of the fact that such person, or a person of whom he or she is or was the legal representative, is or was a director or officer of the Corporation, or who while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, partner, principal, member, manager, fiduciary, employee, trustee or agent of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise (including service with respect to employee benefit plans maintained or sponsored by the Corporation) (collectively, an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, partner, principal, member, manager, fiduciary, employee, trustee or agent or in any other capacity while serving as a director, officer, partner, principal, member, manager, fiduciary, employee, trustee or agent, against all expenses, liabilities and losses (including, without limitation, attorneys’ fees, costs, charges and related disbursements, judgments, fines, taxes, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended from time to time, penalties, and amounts paid or to be paid in settlement) (collectively, “Expenses”) actually and reasonably incurred by the Indemnitee in connection with such

Proceeding; provided, however, that, except as provided in this ARTICLE EIGHT with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a Proceeding (or part thereof) initiated by or on behalf of such Indemnitee only if the initiation of such Proceeding (or part thereof) was authorized by the Board of Directors. Each person who is or was serving as a director, officer, partner, principal, member, manager, fiduciary, employee, trustee or agent of a subsidiary of the Corporation shall be deemed to be serving, or have served, at the request of the Corporation.

C.    Presumptions and Effect of Certain Proceedings.    An Indemnitee seeking indemnification shall be presumed to be entitled to indemnification upon submission of a written request, and thereafter the Corporation shall have the burden of proof to overcome that presumption in reaching a contrary determination. In any event, if the Corporation shall not have made a determination within thirty (30) days after receipt of a written request therefor, the Indemnitee seeking indemnification shall be deemed to be, and shall be, entitled to indemnification unless (i) the Indemnitee intentionally misrepresented or failed to disclose a material fact in the written request for indemnification or (ii) such indemnification is prohibited by the DGCL. The termination of any Proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnitee (a) did not act in good faith and in a manner which the Indemnitee reasonably believed to be in, or at least not opposed to, the best interests of the Corporation or (b) with respect to any criminal action or proceeding, had reasonable cause to believe that such conduct was unlawful. Furthermore, the knowledge or actions or failure to act of any other director, officer, employee or agent of the Corporation or other enterprise, as applicable, shall not be imputed to the Indemnitee for purposes of determining the Indemnitee’s entitlement to indemnification under this ARTICLE EIGHT.

D.    Advancement of Expenses.    Expenses incurred by an Indemnitee in defending a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding and within 15 days of receipt by the secretary of the Corporation of (i) a written request therefor setting forth the basis for such indemnification and (ii) if required by law at the time such written request is made, an undertaking by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article VII. Such advances shall be made on an unsecured basis, shall be interest-free and shall be made without regard to the Indemnitee’s ability to repay such amounts and without regard to the Indemnitee’s ultimate entitlement to indemnification under this ARTICLE EIGHT or otherwise.

E.    Remedies of the Indemnitee.

(i) If a determination is made that the Indemnitee is not entitled to indemnification or advancement of Expenses under this ARTICLE EIGHT: (a) the Indemnitee shall be entitled to seek an adjudication of entitlement to such indemnification or advancement of Expenses either, at the Indemnitee’s sole option, (1) in an appropriate court of the State of Delaware or any other court of competent jurisdiction or (2) in an arbitration to be conducted by a single arbitrator pursuant to the rules of the American Arbitration Association; (b) any such judicial proceeding or arbitration shall be de novo and the Indemnitee shall not be prejudiced by reason of such adverse determination; and (c) in any such judicial proceeding or arbitration, the Corporation shall have the burden of proving by clear and convincing evidence that the Indemnitee is not entitled to indemnification or advancement of Expenses under this ARTICLE EIGHT.

(ii) If a determination shall have been made or deemed to have been made that the Indemnitee is entitled to indemnification, the Corporation shall be obligated to pay the amounts constituting such indemnification within fifteen (15) days after such determination has been made or deemed to have been made and shall be conclusively bound by such determination unless (a) the Indemnitee intentionally misrepresented or failed to disclose a material fact in the written request for indemnification or (b) such indemnification is prohibited by the DGCL. In the event that (1) advancement of Expenses is not timely made pursuant to Section D of this ARTICLE EIGHT or (2) payment of indemnification is not made within fifteen (15) days after a determination of entitlement to indemnification has been made or deemed to have been made pursuant to this Article VII, the Indemnitee shall be entitled to seek judicial enforcement of the Corporation’s obligation to pay the Indemnitee such advancement of Expenses and indemnification. It shall be a defense to any such action for judicial enforcement (other than an action brought to enforce a claim for Expenses incurred in defending any Proceeding in advance of its final disposition where the written request therefor and the required undertaking, if any is required, has been received by the secretary of the Corporation) that the Indemnitee has not met the standard of conduct set forth in the DGCL, but the burden of proving such defense, by clear and convincing evidence, will be on the Corporation. Neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification of the Indemnitee is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation that the Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the Indemnitee has not met the applicable standard of conduct.

(iii) The Corporation shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section E of ARTICLE EIGHT that the procedures and the presumptions of this ARTICLE EIGHT are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Corporation is bound by all the provisions of this ARTICLE EIGHT.

(iv) The Corporation shall indemnify the Indemnitee against, and the Indemnitee shall be entitled to recover from the Corporation, any Expenses actually and reasonably incurred in connection with any judicial adjudication, judicial enforcement, or arbitration commenced pursuant to this Section E of ARTICLE EIGHT to enforce his or her rights under, or to recover damages for breach of, this ARTICLE EIGHT.

F.    Definitions.    For purposes of this ARTICLE EIGHT:

(i) “Corporation” shall mean, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this ARTICLE EIGHT with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(ii) “Disinterested Director” shall mean a director of the Corporation who is not or was not a party to the Proceeding in respect of which indemnification is sought by the Indemnitee.

(iii) Actions “in, or at least not opposed to, the best interests of the Corporation” shall include, without limitation, actions taken in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the participants and beneficiaries of an employee benefit plan.

G.    Insurance.    The Corporation shall purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or who while a director or officer is or was serving at the request of the Corporation as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise (“D&O Insurance”), against any liability asserted against the person and incurred by the person in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this ARTICLE EIGHT. Notwithstanding the foregoing, the Corporation shall have no obligation to obtain or maintain D&O Insurance if the Corporation determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are materially disproportionate to the amount of coverage provided, the coverage provided by such insurance is limited by exclusions so as to provide a materially insufficient benefit, or such person is covered by substantially similar insurance maintained by a subsidiary of the Corporation or by another person pursuant to a contractual obligation owed to the Corporation.

H.    Scope of ARTICLE EIGHT.    The rights conferred in this ARTICLE EIGHT shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, provision of this Certificate of

Incorporation, any certificate of designations, the Bylaws, any agreement, vote of stockholders or Disinterested Directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office or while employed by or acting as agent for the Corporation. The rights provided by or granted pursuant to this ARTICLE EIGHT shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such person.

I.    Reliance on Provisions.    Each person who shall act as a director or officer of the Corporation, or as the legal representative of such person, or who while a director or officer serves at the request of the Corporation as a director, officer, partner, principal, member, manager, fiduciary, employee, trustee or agent of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise, shall be deemed to be doing so in reliance upon rights of indemnification provided by this ARTICLE EIGHT. Any repeal or modification of the provisions of this ARTICLE EIGHT shall not adversely affect any right or benefit of any potential Indemnitee existing at the time of such repeal or modification.

J.    Indemnification of Other Employees.    The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to advancement by the Corporation of any Expenses actually and reasonably incurred in defending any Proceeding, to any employee or agent of the Corporation to the fullest extent of the provisions of this ARTICLE EIGHT with respect to the indemnification of and advancement of Expenses to directors and officers of the Corporation.

K.    Severability.    If this ARTICLE EIGHT or any portion hereof shall be held to be invalid, illegal or unenforceable on any ground by any court of competent jurisdiction, then (i) the Corporation shall nevertheless indemnify each Indemnitee as to all Expenses actually and reasonably incurred or suffered by such person in connection with any Proceeding, including, without limitation, a grand jury proceeding, to the fullest extent permitted by (a) any applicable portion of this Article VII that shall not have been invalidated, (b) the DGCL or (c) any other applicable law; and (ii) to the fullest extent possible, the provisions of this ARTICLE EIGHT (including, without limitation, each portion of any paragraph of this ARTICLE EIGHT containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

L.    Contract Rights.    The provisions of this ARTICLE EIGHT shall be deemed to be a contract right between the Corporation and each person who is entitled to indemnification or advancement of Expenses pursuant to this ARTICLE EIGHT at any time while this ARTICLE EIGHT and the relevant provisions of the DGCL or other applicable law are in effect, and any repeal or modification of this ARTICLE EIGHT or any such law shall be prospective only, and shall not in any way diminish any rights to indemnification of such person or the obligations of the Corporation arising hereunder with respect to any Proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such modification or repeal.

ARTICLE NINE

The Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE TEN

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware. All rights, preferences and privileges of any nature conferred upon stockholders, directors, or any other persons or entities by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this ARTICLE TEN; provided, however, that any amendment, repeal or modification of ARTICLE EIGHT of this Certificate of Incorporation shall be prospective only, and shall not adversely affect any right, benefit or protection existing at the time of such amendment, repeal or modification.

Exhibit D

Form of SuperMedia Surviving Company Bylaws

EXHIBIT D

BY-LAWS

OF

SUPERMEDIA INC.

A Delaware corporation

Adopted as of                     , 2013

ARTICLE I

OFFICES

Section 1.    Registered Office.    The registered office of SuperMedia Inc. (the “Corporation”) in the State of Delaware shall be located at 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The registered agent of the Corporation for service of process at such address is The Corporation Trust Company. The registered office and/or agent of the Corporation may be changed from time to time by action of the Board of Directors of the Corporation (the “Board of Directors”).

Section 2.    Other Offices.    The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1.    Annual Meetings.    An annual meeting of the stockholders shall be held each year within one hundred twenty (120) days after the close of the immediately preceding fiscal year of the Corporation for the purpose of electing directors and conducting such other proper business as may come before the meeting. The date, time and place of the annual meeting shall be determined by the President; provided that if the President does not act, the Board of Directors shall determine the date, time and place of such meeting. No annual meeting of stockholders need be held if not required by the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) or by the General Corporation Law of the State of Delaware, as in effect from time to time (the “DGCL”).

Section 2.    Special Meetings.    Special meetings of stockholders may be called for any purpose and may be held at such time and place, within or without the State of Delaware, as shall be stated in a notice of meeting or in a duly executed waiver of notice thereof. Except as otherwise provided in the Certificate of Incorporation, such meetings may be called at any time by the Board of Directors or the President and shall be called by the President upon the written request of holders of shares entitled to cast not less than a majority of the votes at the meeting. Such written request shall state the purpose or purposes of the meeting and shall be delivered to the President.

Section 3.    Place of Meetings.    The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the Corporation.

Section 4.    Notice.    Whenever stockholders are required or permitted to take action at a meeting, written or printed notice stating the place, date, time, and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. All such notices shall be delivered, either personally, by mail, by facsimile or by e-mail by or at the direction of the Board of Directors, the President or the Secretary, and if mailed, such notice shall be deemed to be delivered (i) upon confirmation of receipt if sent by facsimile, e-mail or personal delivery or (ii) three (3) days after being deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the Corporation. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

Section 5.    Stockholders List.    The officer having charge of the stock ledger of the Corporation shall make, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the annual meeting either at a place within the city where the meeting is to be held which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 6.    Quorum.    The holders of at least a majority of the outstanding shares of capital stock entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by statute or by the Certificate of Incorporation. If a quorum is not present, the holders of a majority of the shares present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another time and/or place. When a quorum is once present to commence a meeting of stockholders, it is not broken by the subsequent withdrawal of any stockholders or their proxies.

Section 7.    Adjourned Meetings.    When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 8.    Vote Required.    When a quorum is present, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the question is one upon which by express provisions of an applicable law or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 9.    Voting Rights.    Except as otherwise provided by the DGCL or by the Certificate of Incorporation or any amendments thereto and subject to Section 3 of Article VI hereof, every stockholder shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of common stock entitled to vote on the subject matter and held (or deemed held) by such stockholder (it being understood that certain other classes or series of capital stock may, pursuant to the Certificate of Incorporation, be entitled to vote on an as-if converted to common stock basis).

Section 10.    Proxies.    Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. Any proxy is suspended when the person executing the proxy is present at a meeting of stockholders and elects to vote, except that when such proxy is coupled with an interest and the fact of the interest appears on the face of the proxy, the agent named in the proxy shall have all voting and other rights referred to in the proxy, notwithstanding the presence of the person executing the proxy. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the Secretary or a person designated by the Secretary and no shares may be represented or voted under a proxy that has been found to be invalid or irregular.

Section 11.    Inspectors of Election.    In advance of any meeting of stockholders, the Board of Directors may appoint one or more inspectors, who need not be stockholders, to act at the meeting and to make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath to faithfully execute the duties of inspector with strict impartiality and according to the person’s best ability. The inspectors shall have the duties prescribed by law.

Section 12.    Action by Written Consent.    Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken and bearing the dates of signature of the stockholders who signed the consent or consents, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the state of Delaware, or the Corporation’s principal place of business, or an officer or agent of the Corporation having custody of the book or books in which proceedings of meetings of the stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested, or by facsimile or e-mail, with confirmation of receipt. All consents properly delivered in accordance with this Section shall be deemed to be recorded when so delivered. No written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation as required by this Section, written consents signed by the holders of a sufficient number of shares to take such corporate action are so recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation. Any action taken pursuant to such written consent or consents of the stockholders shall have the same force and effect as if taken by the stockholders at a meeting thereof.

ARTICLE III

DIRECTORS

Section 1.    General Powers.    The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 2.    Number, Election and Term of Office.    The Board of Directors shall consist of that number of directors as determined from time to time by the Board of Directors. The directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors. The directors shall be elected in this manner at the annual meeting of the stockholders, except as provided in Section 4 of this Article III. Each director elected shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

Section 3.    Removal and Resignation.    The directors shall only be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Whenever the holders of any class or series are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, the provisions of this Section shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole. Any director may resign at any time upon written notice to the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.    Vacancies.    Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by the sole remaining director. Each director so chosen shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as herein provided.

Section 5.    Annual Meetings.    The annual meeting of each newly elected Board of Directors shall be held without other notice than this Section immediately after, and at the same place as, the annual meeting of stockholders.

Section 6.    Other Meetings and Notice.    Regular meetings, other than the annual meeting, of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by resolution of the board. Special meetings of the Board of Directors may be called by or at the request of any director on at least seven (7) days’ notice to each director, either personally, by telephone, by mail, or by facsimile or e-mail.

Section 7.    Quorum.    Each director shall be entitled to one (1) vote except as otherwise provided in the Certificate of Incorporation. Directors then in office (and specifically excluding any vacancies) and holding a majority of the votes of all directors (or such greater number required by applicable law) shall constitute a quorum for the transaction of business. The vote of directors holding a majority of votes present at a meeting at which a quorum is present shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 8.    Committees.    The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation, which to the extent provided in such resolution or these By-Laws shall have and may exercise the powers of the Board of Directors in the management and affairs of the Corporation except as otherwise limited by law. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 9.    Committee Rules.    Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of Directors designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum. In the event that a member and that member’s alternate, if alternates are designated by the Board of Directors as provided in Section 8 of this Article III, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member.

Section 10.    Communications Equipment.    Members of the Board of Directors or any committee thereof may participate in and act at any meeting of such board or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in the meeting pursuant to this Section shall constitute presence in person at the meeting.

Section 11.    Waiver of Notice and Presumption of Consent.    Any member of the Board of Directors or any committee thereof who is present at a meeting shall be conclusively presumed to have waived notice of such meeting except when such member attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Such member shall be conclusively presumed to have consented to any action taken unless his or her dissent shall be entered in the minutes of the meeting or unless his or her written dissent to such action shall be filed with the person acting as the secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the Secretary immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action.

Section 12.    Action by Written Consent.    Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

Section 13.    Compensation.    The Board of Directors or a committee thereof shall have the authority to fix the amount of compensation of directors and any committee members.

ARTICLE IV

OFFICERS

Section 1.    Officers.    The officers of the Corporation shall be elected by the Board of Directors. Unless otherwise determined by the Board of Directors, the officers shall consist of at least a President and Secretary and may consist of a Chief Executive Officer, any number of Vice-Presidents, a Chief Financial Officer, any number of Assistant Secretaries and such other officers and assistant officers as may be deemed necessary or desirable by the Board of Directors. Any number of offices may be held by the same person. In its discretion, the Board of Directors may choose not to fill any office for any period as it may deem advisable.

Section 2.    Election and Term of Office.    The officers of the Corporation shall be elected annually by the Board of Directors at its first meeting held after each annual meeting of stockholders or as soon thereafter as conveniently may be. Vacancies may be filled or new offices created and filled at any meeting of the Board of Directors. Each officer shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

Section 3.    Removal and Resignation.    Any officer or agent elected by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer may resign at any time by giving written notice to the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.    Vacancies.    Any vacancy occurring in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term by the Board of Directors then in office.

Section 5.    Compensation.    Compensation of all officers shall be fixed by the Board of Directors, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a director of the Corporation.

Section 6.    The President.    The President shall (in the absence of a Chief Executive Officer) be the chief executive officer of the Corporation; shall preside at all meetings of the stockholders and Board of Directors at which he is present; subject to the powers of the Board of Directors, shall have general charge of the business, affairs and property of the Corporation, and control over its officers, agents and employees; and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall execute bonds, mortgages and other contracts which the Board of Directors have authorized to be executed, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. The President shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or as may be provided in these By-Laws.

Section 7.    Chief Financial Officer.    The Chief Financial Officer of the Corporation shall, under the direction of the Chief Executive Officer (or, in the absence of a Chief Executive Officer, the President), be responsible for all financial and accounting matters and for the direction of the offices of Treasurer and Controller. The Chief Financial Officer shall have such other powers and perform such other duties as may be prescribed by the chairman of the board, the Chief Executive Officer, the President or the Board of Directors or as may be provided in these By-Laws.

Section 8.    Vice-Presidents.    The Vice-President, or if there shall be more than one, the Vice-Presidents in the order determined by the Board of Directors or by the President, shall, in the absence or disability of the President, act with all of the powers and be subject to all the restrictions of the President. The Vice-Presidents shall also perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer, the President or these By-Laws may, from time to time, prescribe.

Section 9.    The Secretary and Assistant Secretaries.    The Secretary shall attend all meetings of the Board of Directors, all meetings of the committees thereof and all meetings of the stockholders and record all the proceedings of the meetings in a book or books to be kept for that purpose. Under the Chief Executive Officer’s (or, in the absence of a Chief Executive Officer, the President’s) supervision, the Secretary shall give, or cause to be given, all notices required to be given by these By-Laws or by law; shall have such powers and perform such duties as the Board of Directors, the Chief Executive Officer, (or, in the absence of a Chief Executive Officer, the President), the President or these By-Laws may, from time to time, prescribe; and shall have custody of the corporate seal of the Corporation. The Secretary, or an Assistant Secretary, shall have authority to affix the corporate seal to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer, the President or the Secretary may, from time to time, prescribe.

Section 10.    The Treasurer and Assistant Treasurer.    The Treasurer shall, subject to the authority of the Chief Financial Officer, have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation; shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the Board of Directors; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; shall render to the Chief Executive Officer, the President and the Board of Directors, at its regular meeting or when the Board of Directors so requires, an account of the Corporation; and shall have such powers and perform such duties as the Board of Directors, the Chief Executive

Officer (or, in the absence of a Chief Executive Officer, the President), the President or these By-Laws may, from time to time, prescribe. If required by the Board of Directors, the Treasurer shall give the Corporation a bond (which shall be rendered every six (6) years) in such sums and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Treasurer and for the restoration to the Corporation, in case of death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in the possession or under the control of the Treasurer belonging to the Corporation. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors, shall in the absence or disability of the Chief Financial Officer or Treasurer, perform the duties and exercise the powers of the Treasurer. The Assistant Treasurers shall perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer, the President or Treasurer may, from time to time, prescribe.

Section 11.    Other Officers, Assistant Officers and Agents.    Officers, assistant officers and agents, if any, other than those whose duties are provided for in these By-Laws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors.

Section 12.    Absence or Disability of Officers.    In the case of the absence or disability of any officer of the Corporation and of any person hereby authorized to act in such officer’s place during such officer’s absence or disability, the Board of Directors may by resolution delegate the powers and duties of such officer to any other officer or to any director, or to any other person whom it may select.

ARTICLE V

INDEMNIFICATION

Section 1.    Right to Indemnification.    The Corporation, to the fullest extent permitted or required by the DGCL or other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, unless applicable law otherwise requires, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), shall indemnify and hold harmless any person who is or was made a party, or is threatened to be made a party, or who is or was involved in any manner (including, without limitation, as a witness), in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative, or investigative (including, without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (collectively, a “Proceeding”), by reason of the fact that such person, or a person of whom he or she is or was the legal representative, is or was a director or officer of the Corporation, or who while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, partner, principal, member, manager, fiduciary, employee, trustee or agent of another Corporation or of a partnership, limited liability company, joint venture, trust or other enterprise (including service with respect to employee benefit plans maintained or sponsored by the Corporation) (collectively, an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, partner, principal, member, manager, fiduciary, employee, trustee or agent or in any other capacity while serving as a director, officer, partner, principal, member, manager, fiduciary, employee, trustee or agent, against all expenses, liabilities and losses (including, without limitation, attorneys’ fees, costs, charges, and related disbursements, judgments, fines, taxes, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended from time to time, penalties and amounts paid or to be paid in settlement) (collectively, “Expenses”) actually and reasonably incurred by the Indemnitee in connection with such Proceeding; provided, however, that, except as provided in this Article V with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a Proceeding (or part thereof) initiated by or on behalf of such Indemnitee only if the initiation of such Proceeding (or part thereof) was authorized by the Board of Directors. Each person who is or was serving as a director, officer, partner, principal, member, manager, fiduciary, employee, trustee or agent of a subsidiary of the Corporation shall be deemed to be serving, or have served, at the request of the Corporation.

Section 2.    Presumptions and Effect of Certain Proceedings.    An Indemnitee seeking indemnification shall be presumed to be entitled to indemnification upon submission of a written request, and thereafter the Corporation shall have the burden of proof to overcome that presumption in reaching a contrary determination. In any event, if the Corporation shall not have made a determination within thirty (30) days after receipt of a written request therefor, the Indemnitee seeking indemnification shall be deemed to be, and shall be, entitled to indemnification unless (a) the Indemnitee intentionally misrepresented or failed to disclose a material fact in the written request for indemnification or (b) such indemnification is prohibited by the DGCL. The termination of any Proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnitee (i) did not act in good faith and in a manner which the Indemnitee reasonably believed to be in, or at least not opposed to, the best interests of the Corporation or (ii) with respect to any criminal action or proceeding, had reasonable cause to believe that such conduct was unlawful. Furthermore, the knowledge or actions or failure to act of any other director, officer, employee or agent of the Corporation or other enterprise, as applicable, shall not be imputed to the Indemnitee for purposes of determining the Indemnitee’s entitlement to indemnification under this Article V.

Section 3.    Advancement of Expenses.    Expenses incurred by an Indemnitee in defending a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding and within fifteen (15) days of receipt by the Secretary of (a) a written request therefor setting forth the basis for such indemnification and (b) if required by law at the time such written request is made, an undertaking by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article V. Such advances shall be made on an unsecured basis, shall be interest-free and shall be made without regard to the Indemnitee’s ability to repay such amounts and without regard to the Indemnitee’s ultimate entitlement to indemnification under this Article V or otherwise.

Section 4.    Remedies of the Indemnitee.

(a) If a determination is made that the Indemnitee is not entitled to indemnification or advancement of Expenses under this Article V, (i) the Indemnitee shall be entitled to seek an adjudication of entitlement to such indemnification or advancement of Expenses either, at the Indemnitee’s sole option, (A) in an appropriate court of the State of Delaware or any other court of competent jurisdiction or (B) in an arbitration to be conducted by a single arbitrator pursuant to the rules of the American Arbitration Association, (ii) any such judicial proceeding or arbitration shall be de novo and the Indemnitee shall not be prejudiced by reason of such adverse determination, and (iii) in any such judicial proceeding or arbitration, the Corporation shall have the burden of proving by clear and convincing evidence that the Indemnitee is not entitled to indemnification or advancement of Expenses under this Article V.

(b) If a determination shall have been made or deemed to have been made that the Indemnitee is entitled to indemnification, the Corporation shall be obligated to pay the amounts constituting such indemnification within fifteen (15) days after such determination has been made or deemed to have been made and shall be conclusively bound by such determination unless (i) the Indemnitee intentionally misrepresented or failed to disclose a material fact in the written request for indemnification or (ii) such indemnification is prohibited by the DGCL. In the event that (A) advancement of Expenses is not timely made pursuant to Section 3 of this Article V or (B) payment of indemnification is not made within fifteen (15) days after a determination of entitlement to indemnification has been made or deemed to have been made pursuant to this Article V, the Indemnitee shall be entitled to seek judicial enforcement of the Corporation’s obligation to pay the Indemnitee such advancement of Expenses and indemnification. It shall be a defense to any such action for judicial enforcement (other than an action brought to enforce a claim for Expenses incurred in defending any Proceeding in advance of its final disposition where the written request therefor and the required undertaking, if any is required, has been received by the Secretary) that the Indemnitee has not met the standard of conduct set forth in the DGCL, but the burden of proving such defense, by clear and convincing evidence, will be on the Corporation. Neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification of the

Indemnitee is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation that the Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the Indemnitee has not met the applicable standard of conduct.

(c) The Corporation shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 4 that the procedures and the presumptions of this Article V are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Corporation is bound by all the provisions of this Article V.

(d) The Corporation shall indemnify the Indemnitee against, and the Indemnitee shall be entitled to recover from the Corporation, any Expenses actually and reasonably incurred in connection with any judicial adjudication, judicial enforcement or arbitration commenced pursuant to this Section 4 to enforce his or her rights under, or to recover damages for breach of, this Article V.

Section 5.    Definitions.    For purposes of this Article V:

(a) “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article V with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(b) “Disinterested Director” means a director of the Corporation who is not or was not a party to the Proceeding in respect of which indemnification is sought by the Indemnitee.

(c) Actions “in or at least not opposed to the best interests of the Corporation” shall include, without limitation, actions taken in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the participants and beneficiaries of an employee benefit plan.

Section 6.    Insurance.    The Corporation shall purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or who while a director or officer is or was serving at the request of the Corporation as a director, officer, employee, trustee or agent of another Corporation, partnership, joint venture, trust or other enterprise (“D&O Insurance”), against any liability asserted against the person and incurred by the person in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article V. Notwithstanding the foregoing, the Corporation shall have no obligation to obtain or maintain D&O Insurance if the Corporation determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are materially disproportionate to the amount of coverage provided, the coverage provided by such insurance is limited by exclusions so as to provide a materially insufficient benefit, or such person is covered by substantially similar insurance maintained by a subsidiary of the Corporation or by another person pursuant to a contractual obligation owed to the Corporation.

Section 7.    Service for Subsidiaries.    Any person serving as a director, officer, partner, member, trustee, administrator, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, at least 50% of whose equity interests are owned by the Corporation (a “subsidiary” for this Article V), shall be conclusively presumed to be serving in such capacity at the request of the Corporation.

Section 8.    Reliance.    Persons who after the date of the adoption of this provision become or remain directors or officers of the Corporation or who, while a director or officer of the Corporation, become or remain a director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article V in entering into or continuing such service. The rights to indemnification and to the advance of expenses conferred in this Article V shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof. Any amendment, alteration or repeal of this Article V that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Section 9.    Non-Exclusivity of Rights; Continuation of Rights to Indemnification.    The rights to indemnification and to the advance of expenses conferred in this Article V shall not be exclusive of any other right which any person may have or hereafter acquire under the Certificate of Incorporation or under any statute, bylaw, agreement, vote of stockholders or Disinterested Directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office or while employed by or acting as agent for the Corporation. The rights provided by or granted pursuant to this Article V shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such person. All rights to indemnification under this Article V shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article V is in effect. Any repeal or modification of this Article V or any repeal or modification of relevant provisions of the DGCL or any other applicable laws shall not in any way diminish any rights to indemnification and advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to any proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such repeal or modification.

Section 10.    Indemnification of Other Employees.    The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to advancement by the Corporation of any Expenses actually and reasonably incurred in defending any Proceeding, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article V with respect to the indemnification of and advancement of Expenses to directors and officers of the Corporation.

Section 11.    Severability.    If this Article V or any portion thereof shall be held to be invalid, illegal or unenforceable on any ground by any court of competent jurisdiction, then (a) the Corporation shall nevertheless indemnify each Indemnitee as to all Expenses actually and reasonably incurred or suffered by such person in connection with any Proceeding, including, without limitation, a grand jury proceeding, to the fullest extent permitted by (i) any applicable portion of this Article V that shall not have been invalidated, (ii) the DGCL or (iii) any other applicable law; and (b) to the fullest extent possible, the provisions of this Article V (including, without limitation, each portion of any paragraph of this Article V containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE VI

CERTIFICATES OF STOCK

Section 1.    Form.    Every holder of stock in the Corporation shall be entitled to have a certificate, signed by, or in the name of the Corporation by the Chief Executive Officer, President, Chief Financial Officer or a Vice-President and the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares of a specific class or series owned by such holder in the Corporation. If such a certificate is countersigned (1) by a transfer agent or an assistant transfer agent other than the Corporation or its employee or (2) by a registrar, other than the Corporation or its employee, the signature of any such Chief Executive Officer, President, Chief Financial Officer, Vice-President, Secretary, or Assistant Secretary may be facsimiles. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers of the Corporation whether because of death, resignation or otherwise before such certificate or certificates have been delivered by the Corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the Corporation. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the books of the Corporation. Shares of stock of the Corporation shall only be transferred on the books of the Corporation by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates for such shares endorsed by the appropriate person or persons, with such evidence of the authenticity of such endorsement, transfer, authorization, and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. In that event, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate or certificates, and record the transaction on its books. The Board of Directors may appoint a bank or trust company organized under the laws of the United States or any state thereof to act as its transfer agent or registrar, or both in connection with the transfer of any class or series of securities of the Corporation.

Section 2.    Lost Certificates.    The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates previously issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates, or his or her legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 3.    Fixing a Record Date for Stockholder Meetings.    In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided that the Board of Directors may fix a new record date for the adjourned meeting.

Section 4.    Fixing a Record Date for Action by Written Consent.    In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by statute, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested or by facsimile or e-mail, with confirmation of receipt. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by statute, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 5.    Fixing a Record Date for Other Purposes.    In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purposes of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.    Registered Stockholders.    Prior to the surrender to the Corporation of the certificate or certificates for a share or shares of stock with a request to record the transfer of such share or shares, the Corporation may treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications, and otherwise to exercise all the rights and powers of an owner. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

Section 7.    Subscriptions for Stock.    Unless otherwise provided for in the subscription agreement, subscriptions for shares shall be paid in full at such time, or in such installments and at such times, as shall be determined by the Board of Directors. Any call made by the Board of Directors for payment on subscriptions shall be uniform as to all shares of the same class or as to all shares of the same series. In case of default in the payment of any installment or call when such payment is due, the Corporation may proceed to collect the amount due in the same manner as any debt due the Corporation.

ARTICLE VII

GENERAL PROVISIONS

Section 1.    Dividends.    Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or any other purpose and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 2.    Checks, Drafts or Orders.    All checks, drafts, or other orders for the payment of money by or to the Corporation and all notes and other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner, as shall be determined by resolution of the Board of Directors or a duly authorized committee thereof.

Section 3.    Contracts.    The Board of Directors may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 4.    Loans.    The Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiary, including any officer or employee who is a director of the Corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of

Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this section contained shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

Section 5.    Fiscal Year.    The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 6.    Corporate Seal.    The Board of Directors may provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 7.    Voting Securities Owned By Corporation.    Voting securities in any other corporation or other entity (such as a limited liability company, limited partnership or trust) held by the Corporation shall be voted by the President, unless the Board of Directors specifically confers authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.

Section 8.    Inspection of Books and Records.    Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporation’s stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean any purpose reasonably related to such person’s interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office in the State of Delaware or at its principal place of business.

Section 9.    Section Headings.    Section headings in these By-Laws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 10.    Inconsistent Provisions.    In the event that any provision of these By-Laws is or becomes inconsistent with any provision of the Certificate of Incorporation, the DGCL or any other applicable law, the provision of these By-Laws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE VIII

AMENDMENTS

These By-Laws may be amended, altered, or repealed and new by-laws adopted at any meeting of the Board of Directors by a majority vote. The fact that the power to adopt, amend, alter, or repeal these By-Laws has been conferred upon the Board of Directors shall not divest the stockholders of the same power.

Exhibit E

Knowledge of SuperMedia

Peter J. McDonald

Samuel D. Jones

Cody Wilbanks

Exhibit F

Knowledge of Dex

Alfred Mockett

Gregory Freiberg

Mark Hianik

Exhibit G

Dex Financing Amendments

EXHIBIT G

R.H. DONNELLEY INC. CREDIT AGREEMENT

Summary of Amendments1

Dex One Corporation (“Dex One”) and SuperMedia Inc. (“SuperMedia”) have entered into a Merger Agreement, dated as of August 20, 2012 (the “Merger Agreement”), by and among Dex One, NewDex, Inc. (“Newco”), Spruce Acquisition Sub, Inc. (“Merger Sub”) and SuperMedia, pursuant to which Dex One will be merged with Newco, with Newco as the surviving corporation (the “Dex Merger”), and SuperMedia will be merged with Merger Sub, with SuperMedia as the surviving corporation (the “SuperMedia Merger” and together with the Dex Merger, the “Mergers”). After giving effect to the Mergers, SuperMedia will become a direct wholly owned subsidiary of Newco and Newco will become the Ultimate Parent (as defined in the RHDI Credit Agreement referred to below). Set forth below are the proposed amendments (the “RHDI Amendments”) to the Credit Agreement, dated as of December 13, 2005, as amended and restated as of January 29, 2010 (as amended by the First Amendment thereto, dated as of March 9, 2012, and the RHDI Amendments, the “R.H. Donnelley Credit Agreement”), among Dex One, R.H. Donnelley Inc. (the “Borrower”), the lenders parties thereto and Deutsche Bank Trust Company Americas, as administrative agent, to be effected in connection with the consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

Transactions:	The Mergers and the other transactions contemplated by the Merger Agreement will be permitted by making the following amendments:

•	The definition of Change of Control will be amended to include an exception for the consummation of the Mergers; and

•

The Ultimate Parent Covenants will be amended to permit the Ultimate Parent to incur and discharge its obligations under the Merger Agreement and to acquire and own the Equity Interests of SuperMedia and its Subsidiaries (for the avoidance of doubt, the Liens securing the obligations under the SuperMedia Credit Agreement (as defined below) will be permitted).

Maturity Date:	The Maturity Date will be extended from October 24, 2014 to December 31, 2016 (Section 1.01).

Discounted Voluntary Prepayments:	The period during which Discounted Voluntary Prepayments are permitted will be extended from December 31, 2013 to December 31, 2016 (Section 2.16(a)).

Shared Services Agreement and Tax Sharing Agreement:	The existing shared services agreement will be replaced with an Amended and Restated Shared Services Agreement as set forth in the form attached hereto as Exhibit A.

It will be a condition precedent to the RHDI Amendments that:

•

(i) The trademarks (which include, for clarity, logos, trade dress and similar designations of origin other than domain names and are collectively referred to herein as the “trademarks”) owned by SuperMedia will be transferred (together with the associated goodwill) to and owned by a bankruptcy remote subsidiary of SuperMedia, (ii) the trademarks owned by each of the Borrower, Dex Media East, Inc. (“Dex East”) and Dex Media West, Inc. (“Dex West” and, together with the Borrower and Dex East, the

[1]	Capitalized terms used but not defined in this Term Sheet shall have the meaning assigned thereto in the RHDI Credit Agreement.

“Dex Entities”) will be transferred (together with the associated goodwill) to and owned by bankruptcy remote subsidiaries of the Borrower, Dex East and Dex West, respectively, (iii) the trademarks owned by the Service Company and each other Shared Collateral Loan Party (other than the Ultimate Parent) will be transferred (together with the associated goodwill) to and owned by a bankruptcy remote subsidiary of such Person, respectively and (iv) in the case of each of (i), (ii) and (iii) above, each such bankruptcy remote subsidiary[2] (each, a “License Subsidiary”) will grant a fully paid-up, royalty-free, perpetual, irrevocable, non-exclusive, worldwide, fully transferable and fully sublicensable license to use the trademarks it owns pursuant to (i), (ii) and (iii) above to the Ultimate Parent and each Subsidiary of the Ultimate Parent in connection with any current and future products and services of the Ultimate Parent and each such Subsidiary. Despite the non-exclusive nature of such licenses, each License Subsidiary will covenant not to license or assign the trademarks it owns to any third party except to an affiliate of the Ultimate Parent or as otherwise permitted in the RHDI Credit Agreement. Each such license will expressly allow each licensee to retain its license after a change in control or divestiture of such entity and will also be subject to other mutually acceptable and reasonably satisfactory terms.

•

Each of SuperMedia, the Dex Entities, the Service Company and each other Shared Collateral Loan Party will grant to the Ultimate Parent and each Subsidiary of the Ultimate Parent a fully paid-up, royalty-free, perpetual, irrevocable, non-exclusive, worldwide, fully transferable and fully sublicensable license (or sublicense, as applicable) under all intellectual property (other than trademarks and domain names) it owns (or licenses, to the extent sublicensing is permitted by the applicable contract without (i) the licensor’s consent, unless consent can be obtained with no additional fees or other consideration or obligations upon sublicensor or any loss of rights, (ii) loss of any rights, (iii) additional obligations and (iv) unless the sublicensee fully reimburses the sublicensor for any fees or other consideration required to obtain the right to grant such sublicense, any additional fees or other consideration) as of the closing of the Mergers, as well as future intellectual property (other than trademarks and domain names) it creates, invents or acquires after closing of the Mergers, for any purpose (including the right to modify and create derivative works of any software); provided that the agreements providing such licenses will (a) prohibit the licensor from granting exclusive licenses with respect to such intellectual property to any Person in any manner that narrows such non-exclusive licenses to the Ultimate Parent or to such Subsidiaries of the Ultimate Parent and (b) expressly allow each licensee to retain its license after a change in control or divestiture of such entity. Such licenses will also be subject to other mutually acceptable and reasonably satisfactory terms.

[2]	Constituent documents of License Subsidiaries to be in form and substance satisfactory to the Administrative Agent.

•

SuperMedia, the Dex Entities, the Service Company and the other Shared Collateral Loan Parties other than the Ultimate Parent will deliver to each other current or contingent (e.g., through an escrow arrangement reasonably satisfactory to the Administrative Agent) possession of (i) all software source code and all documentation and training manuals relating thereto and (ii) certain other tangible or written embodiments of material technology, websites and databases (but for clarity, excluding any print directories or other publicly distributed print materials), in each case to the extent owned (or licensed, if such license grants the licensee (x) possession of same and the right to allow the foregoing entities (and any escrow agent, as applicable) to access same and (y) the right to sublicense such right of possession and access without (I) the licensor’s consent, unless consent can be obtained with no additional fees or other consideration or obligations upon sublicensor or any loss of rights, (II) loss of any rights, (III) additional obligations and (IV) unless the sublicensee fully reimburses the sublicensor for any fees or other consideration required to obtain a sublicense to such possession and access, any additional fees or other consideration) and currently used by SuperMedia, the Dex Entities, the Service Company or any of such Shared Collateral Loan Parties, as applicable, in their respective businesses. Each of such entities shall make an initial deposit of same and will be obligated to provide material updates on an ongoing basis.

The existing Tax Sharing Agreement will be amended as set forth in the form attached hereto as Exhibit B.

A new tax sharing agreement between SuperMedia entities and Dex entities as set forth in the form attached hereto as Exhibit C will be permitted.

•	For the avoidance of doubt, under the tax sharing agreements attached hereto as Exhibits B and C, the Ultimate Parent will not receive compensation for the use of its tax attributes.

Directory Consolidation Project:	The Borrower will be permitted to consolidate print directories in markets and/or with advertisers that adjoin/overlap with Dex East, Dex West and/or SuperMedia and their respective Subsidiaries, and to cross license intellectual property as needed in connection with the foregoing, all as described in greater detail on Schedule I hereto. In connection with the foregoing, the asset sale, lien and transactions with affiliates covenants will be amended to permit non-exclusive licenses of intellectual property and transfers of directories and/or titles in connection with the directory consolidation project to the extent specifically described on Schedule I hereto (Sections 6.02 and 6.05).

Interest Rate:	The “Applicable Rate” will be amended to 5.75% for ABR Loans and to 6.75% in the case of Eurodollar Loans.

Mandatory Amortization:	The amortization schedule will be amended such that the quarterly amortization payment is (i) $10,000,000 for each fiscal quarter in fiscal 2013 and fiscal 2014, (ii) $7,500,000 for each fiscal quarter in fiscal 2015 and (iii) $6,250,000 for each fiscal quarter in fiscal 2016 (Section 2.05(a)), with all remaining outstanding amounts due at maturity on December 31, 2016. All such quarterly repayments will be made on the last day of each March, June, September, and December. If the effective date of the RHDI Amendments (the “Effective Date”) occurs after March 31, 2013, the quarterly amortization payments immediately following the Effective Date will be reduced (in direct order) by an amount equal to the difference between the scheduled amortization payment due on March 31, 2013 (so long as such payment has been made) under the RHDI Credit Agreement prior to giving effect to the RHDI Amendments (the “Existing RHDI Credit Agreement”) and the scheduled amortization payment due on March 31, 2013 described above.

Excess Cash Flow Prepayment:	The Excess Cash Flow prepayment will be amended as follows (Section 2.06(d)):

•

Excess Cash Flow will be calculated as of the end of each fiscal quarter ending after the Effective Date for the period starting on January 1, 2013 and ending on the last day of such quarter (with (i) the required prepayment as of the end of any such fiscal quarter to be calculated based on Excess Cash Flow for the applicable period net of any previously made required quarterly Excess Cash Flow prepayments and (ii) with the Borrower’s Discounted Prepayment Portion of Excess Cash Flow (as defined below) and the Borrower’s Discretionary Portion of Excess Cash Flow (as defined below) as of the end of such quarter to be calculated based on Excess Cash Flow for the applicable period net of any permitted uses of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow and the Borrower’s Discretionary Portion of Excess Cash Flow, as applicable, made in prior periods). If the Effective Date occurs after the date on which the Excess Cash Flow prepayment would otherwise have been due under the RHDI Amendments in respect of the fiscal quarter ended March 31, 2013, then the quarterly Excess Cash Flow prepayment for such fiscal quarter shall be due and payable on the Effective Date.

•	The required prepayment percentage will be amended to 60%.

•

20% of quarterly Excess Cash Flow (the “Borrower’s Discounted Prepayment Portion of Excess Cash Flow”) will be required to be used to make a prepayment if not used to make Discounted Voluntary Prepayments as follows:

•

Borrower’s Discounted Prepayment Portion of Excess Cash Flow will be available only for Discounted Voluntary Prepayments within 180 days after the delivery of financial statements for the applicable fiscal quarter (it being agreed that the availability of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow during such 180 day period, as well as the requirements in clauses (i) and (ii) in the next succeeding sentence, will not be reduced by any succeeding calculation of Excess Cash Flow).

•

If such amounts are not applied to effect Discounted Voluntary Prepayments during the applicable 180-day period, such amounts shall be used (i) to make additional optional prepayments at par at the end of the fiscal quarter during which such 180-day period expires to be applied to scheduled payments as directed by the Borrower or (ii) at the Borrower’s option, to make an advance Excess Cash Flow payment pursuant to Section 2.06(d)(iii) of the RHDI Credit Agreement.

•

20% of quarterly Excess Cash Flow (the “Borrower’s Discretionary Portion of Excess Cash Flow”) may be retained by the Borrower and utilized for purposes otherwise permitted under the Dex East Credit Agreement, including, but not limited to, at the Borrower’s option and in the Borrower’s sole discretion (i) to effect additional Discounted Voluntary Prepayments or (ii) for optional prepayments at par, to be applied to scheduled payments as directed by the Borrower.

•

To the extent any Specified Charges (as defined below) are deducted in the determination of net cash provided by operating activities of the Borrower and its Subsidiaries for any period, such Specified Charges shall be added in the determination of Excess Cash Flow for such period.

•

For the avoidance of doubt, any Excess Cash Flow payment due under the Existing RHDI Credit Agreement in respect of the fiscal year ended December 31, 2012, shall continue to be payable in accordance with the terms of the Existing RHDI Credit Agreement.

Affirmative Covenants:	The Borrower will continue to deliver the financial statements and other information required to be delivered under the Existing RHDI Credit Agreement, as well as financial statements with respect to Dex East, Dex West, and SuperMedia that are required to be delivered by Dex East, Dex West, and SuperMedia under their respective Credit Agreements (as defined below). In addition, the Borrower will deliver the following information on a quarterly basis (with reasonably descriptive detail):

•	sales metric (which will serve as leading indicator of reported print and digital revenues), for the applicable period;

•	print and digital revenue and a gross margin amount for each of such reported revenue amounts, for the applicable period; and

•	statements of cash flow from operations (with a reconciliation of net income to operating cash flow from operations and financing activities (including capital expenditures)).

Concurrently with the delivery of the financial statements required pursuant to Sections 5.01(a) and 5.01(b) of the RHDI Credit Agreement, the Borrower will be required to deliver a schedule of Services Assets (as defined in the Shared Services Agreement) contributed to the Service Company during the previous fiscal quarter with a reasonably detailed description of such Services Assets and the value thereof.

Conditions Precedent to Effectiveness	Including, but not limited to, the following:

•

the negotiation, execution and delivery of definitive documentation with respect to the RHDI Amendments, including an amendment to the Intercreditor Agreement (which will, among other things, revise the percentages in Section 3.4(b) thereof to reflect the Applicable Shares of the Companies (as defined below)), in all cases reasonably satisfactory to the Administrative Agent and the Lenders;

•

each of the Dex East Credit Agreement, Dex West Credit Agreement and the Credit Agreement, dated as of December 31, 2009, (as amended by the First Amendment thereto, dated as of December 14, 2010, and the Second Amendment thereto, dated as of November 8, 2011, the “SuperMedia Credit Agreement” and, together with the Dex East Credit Agreement, the Dex West Credit Agreement and the RHDI Credit Agreement, the “Credit Agreements”), among SuperMedia, the lenders parties thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, shall concurrently be amended in a manner consistent with the term sheets attached hereto as Exhibit D;

•

each of Dex East, Dex West, RHDI and SuperMedia (collectively, the “Companies” and each individually, a “Company”) shall have entered into a subordinated guarantee (with respect to each Company, its “Subordinated Guarantee”) pursuant to which each Company will guarantee the obligations of the other Companies under their respective Credit Agreements (and any refinancings thereof), which guarantee (a) will be subordinated to the obligations of the Company providing such guarantee in respect of its Credit Agreement (and any refinancings thereof) on terms to be mutually agreed (including an unlimited standstill period) and (b) will include sharing provisions pursuant to which the beneficiaries of such guarantees will share the benefits of such guarantees on a pari passu basis (in accordance with the percentages used to allocate costs under the Shared Services Agreement as of the Effective Date (i.e., 53% to SuperMedia and 47% to the Dex Entities (to be shared by the Dex Entities in accordance with their applicable percentages));

•	the receipt by the Administrative Agent of executed consents to the RHDI Amendments from each Lender; and

•	additional customary closing conditions, including delivery of opinions of counsel, corporate resolutions, certificates and other documents as the Lenders shall reasonably require

Borrower’s Portion of Excess Cash Flow Baskets and other Prepayment Matters:	•	The definition of “Borrower’s Portion of Excess Cash Flow” will be amended to (i) reduce the total percentage to 40% and (ii) reflect the Borrower’s Discounted Repayment Portion of Excess Cash Flow and the Borrower’s Discretionary Portion of Excess Cash Flow described above. In addition, the “Borrower’s Portion of Excess Cash Flow” (which may be a negative amount) will be calculated in the manner described above under the heading “Excess Cash Flow Prepayment”.

•	The basket for Permitted Acquisitions financed with the Borrower’s Portion of Excess Cash Flow will be deleted (Section 6.04(f)).

•	The basket for Specified Investments financed with the Borrower’s Portion of Excess Cash Flow will be deleted (Section 6.04(l)).

•

The exception permitting Restricted Payments (a) with the Borrower’s Portion of Excess Cash to effect Specified Investments or to pay interest on the Restructuring Notes and (b) in amounts based on the Ultimate Parent PIK Election Amount will be deleted (Section 6.08(a)(iii)).

•	The basket for optional prepayments of other debt based on the Borrower’s Portion of Excess Cash Flow will be deleted (Section 6.08(b)(vi)).

•	The definition of Designated Excess Cash Expenditures will be deleted.

•

The carveout to the mandatory prepayment provision for proceeds of Ultimate Parent Asset Dispositions used to effect Specified Investments will be deleted (Section 2.06(c); Section 6.1 of Shared Guarantee and Collateral Agreement).

Financial Covenants:	•	The Leverage Ratio covenant will be amended to require a ratio at the end of each fiscal quarter below not exceeding the ratio set forth below opposite such fiscal quarter (Section 6.14):

Fiscal Quarter	Leverage Ratio
1Q 2013	5.50x
2Q 2013	5.50x
3Q 2013	5.50x
4Q 2013	5.50x
1Q 2014	5.4625x
2Q 2014	5.425x
3Q 2014	5.3875x
4Q 2014	5.35x
1Q 2015	5.3125x
2Q 2015	5.275x
3Q 2015	5.2375x
4Q 2015	5.20x
1Q 2016	5.15x
2Q 2016	5.10x
3Q 2016	5.05x
4Q 2016	5.0x

•	An interest coverage ratio covenant requiring a minimum ratio of 1.1 to 1.0 at the end of each fiscal quarter will be added.

Certain Other Negative Covenants:	The general unsecured indebtedness basket will be amended to prohibit indebtedness of the Borrower to any Affiliate (Section 6.01(a)(x)).

The general lien basket will be decreased from $15 million to $5 million (Section 6.02(a)(vii)).

The basket for loans and advances to employees of the Borrower will be increased from $1 million to $2.5 million (Section 6.04(k)).

The general Investments basket will be decreased from $25 million to $5 million (Section 6.04(o)) and will prohibit Investments in Affiliates that are not Subsidiaries of the Borrower (other than Investments resulting in a purchase of assets (i) by a Newco Senior Guarantor or the Service Company in connection with equivalent Investments by the other Companies and (ii) by the Borrower or a Subsidiary in BDC in connection with equivalent Investments by Dex East and Dex West). In addition, the Borrower will be permitted to consummate up to $5 million in Permitted Acquisitions during the remaining term of the RHDI Credit Agreement (other than Permitted Acquisitions involving the purchase of assets from Affiliates that are not Subsidiaries of the Borrower.

The limitation on Asset Sales covenant (Section 6.05) will be amended to:

•	delete the basket for Permitted Asset Swaps (Section 6.05(e));

•

decrease the general basket for asset sales from $25 million to $20 million subject, after the first $2.5 million, to the mandatory prepayment provisions of Section 2.06(b), and to prohibit the use of the basket for transactions with Affiliates (Section 6.05(f)); and

•	delete the additional $2.5 million general basket for asset sales (Section 6.05(j)).

The sale and leaseback basket will be decreased from $20 million to $15 million (Section 6.06).

The general basket for Restricted Payments (Section 6.08(a)(vii)) will be reduced to $2 million in any fiscal year with an aggregate cap of $5 million during the remaining term of the Dex East Credit Agreement, provided that:

•	such funds will be used to fund corporate expenses permitted under the Dex East Credit Agreement;

•	the Ultimate Parent will use proceeds of such Restricted Payments to make payments under this clause within 30 days of receipt;

•	cash balances held by the Ultimate Parent will not exceed $5 million at any one time plus any amounts held pending use under Section 6.08(a)(v) to fund interest payments on Restructuring Notes; and

•

no payments made under this clause will be used (i) to effect the repurchase, or the making of any payments in respect, of Restructuring Notes or Additional Notes or (ii) to make any payment to or investment in any Affiliate other than the Borrower or a Subsidiary of the Borrower (or any director, officer or employee of any such Affiliate).

The exception permitting Restricted Payments in amounts based on the Ultimate Parent PIK Election Amount will be deleted (Section 6.08(a)(iii)).

The basket limiting Restricted Payments to fund interest payments on Restructuring Notes (or any Additional Notes incurred to refinance the Restructuring Notes) will be amended to reflect the continuation of the Ultimate Parent PIK Election on the Restructuring Notes (Section 6.08(a)(v)(D)).

The limitation on amendment of material documents covenant will be amended to add the Subordinated Guarantee agreement and any license agreement or escrow agreement described above under the heading “Shared Services Agreement and Tax Sharing Agreement” to the agreements that shall not be amended if such amendment is adverse in any material respect to the interests of the Lenders (Section 6.13).

The basket for Capital Expenditures (Section 6.15) will be amended such that (a) the aggregate capital expenditures for the Borrower, Dex East, Dex West and SuperMedia (collectively, the “Companies”, and each, individually, a “Company”) will not exceed $57.5 million in fiscal year 2013 and $50.0 million in any fiscal year thereafter, with a 75% non-cumulative one-year carry-forward of the unused portion of permitted Capital Expenditures in the applicable year (Capital Expenditures will first be applied to permitted amounts in such year before being applied to carried-forward amounts), provided that (a) Capital Expenditures of a Company shall either (i) relate to assets directly owned or acquired by such Company and shall be allocated to (and paid by) such Company or (ii) relate to the acquisition or development of Shared Assets and shall be allocated to (and paid by) the Companies in accordance with their applicable percentage used in the calculation of sharing of costs under the Shared Services Agreement at the time any such payment is made and (b) the aggregate capital expenditures of the Borrower shall not exceed $15 million in any fiscal year, with a 75% non-cumulative one-year carry-forward of the unused portion of permitted Capital Expenditures in the applicable year (Capital Expenditures will first be applied to permitted amounts in such year before being applied to carried-forward amounts).

The Ultimate Parent covenants will be modified to (a) prohibit the issuance of Additional Notes to finance Specified Investments or to make prepayments of indebtedness under the Credit Agreements and (b) in clause (g) thereof, require that the allocable net proceeds of the sale of any of Dex East, Dex West or SuperMedia be applied to mandatory prepayments of the Loans in accordance with the waterfall in the Intercreditor Agreement (as amended) (Section 6.17).

Events of Default:	The cross-default and judgment defaults will be amended to exclude the Loan Documents (as defined in the SuperMedia Credit Agreement) and SuperMedia and its Subsidiaries, as applicable (Article 7(g), (h) and (k)).

The following will be added as Events of Default:

•	the commencement of enforcement actions under the Shared Guarantee and Collateral Agreement;

•

the commencement of enforcement actions under the Shared Services Agreement or the occurrence of an event that permits the Service Company to terminate the Shared Services Agreement with respect to any Client Company (as defined therein), and such event continues unremedied for a period of three days;

•	the failure of the Borrower to receive any payment under the Tax Sharing Agreements when due and such failure continues unremedied for a period of three days; and

•

if any license agreement or escrow agreement described above under the heading “Shared Services Agreement and Tax Sharing Agreement” is terminated (other than upon the expiration of the term thereof), ceases to be effective or ceases to be the legally valid, binding and enforceable obligation in any material respect of any party thereto.

Guarantee and Collateral Requirements:	SuperMedia and its Subsidiaries will be excluded from the requirements of Section 5.12 (the “Further Assurances” covenant).

•	For the avoidance of doubt, none of SuperMedia’s Subsidiaries’ equity interests or assets shall be required to be pledged to the Lenders as Collateral for the Obligations.

The existing Shared Guarantee and Collateral Agreement will be amended such that (i) the Service Company will guarantee on a secured basis the obligations under the Credit Agreements (and any refinancings thereof) on a pari passu basis and (ii) in addition to its existing secured guarantees of the obligations under the Dex East Credit Agreement, the Dex West Credit Agreement and the RHDI Credit Agreement, the Ultimate Parent (and any additional Guarantors under the RHDI Credit Agreement after the Effective Date (other than the Service Company and the Borrower and its Subsidiaries)) will also guarantee the obligations under the SuperMedia Credit Agreement on an unsecured basis. Under the amended Shared Guarantee and Collateral Agreement, (i) the Service Company shall also grant liens in favor of each of the Companies to secure the performance of its obligations under the Shared Services Agreement and (ii) each Company will agree that its rights to pursue remedies and initiate enforcement actions against the Service Company shall be conditioned on a material breach by the Service Company of its obligations to such Company under the Shared Services Agreement.

Certain Definitions:	•	The definition of “Allocable Net Proceeds” will be amended to reflect the Applicable Share for the Companies (Section 1.01).

•	The definition of “Material Indebtedness” will be amended to exclude (i) the Borrower’s Subordinated Guarantee and (ii) the Indebtedness of SuperMedia and its Subsidiaries (Section 1.01).

•	The definition of “Total Indebtedness” will be amended to exclude the Borrower’s Subordinated Guarantee (Section 1.01).

•

The definition of “Newco” will be amended to exclude SuperMedia and its Subsidiaries (other than for purposes of the definition of Ultimate Parent Asset Disposition, which shall be amended to cover a sale of any of the Dex Entities, SuperMedia or the Service Company) (Section 1.01).

•

The definitions of “Ultimate Parent Consolidated Net Income,” “Ultimate Parent Consolidated EBITDA,” “Ultimate Parent Leverage Ratio,” “Ultimate Parent Total Indebtedness,” “Ultimate Parent PIK Election Period” and “Ultimate Parent PIK Election Amount” will be deleted (Section 1.01).

•	The definition of “Ultimate Parent Base Annual Cash Interest Amount” will be amended to reflect the Borrower’s Applicable Share (Section 1.01).

•	The definition of “Required Percentage” will be amended to 50% in the case of an Equity Issuance by the Ultimate Parent (Section 1.01).

•

The definition of “Change of Control” will be amended to (i) reduce the threshold for a change of control at the Ultimate Parent in clause (e) thereof to 35% and (ii) clarify that such threshold is after giving effect to, and taking into consideration, the ownership of Ultimate Parent on a pro forma basis following the Mergers (Section 1.01).

•	The definition of “Asset Disposition” will be amended to include dispositions described in Section 6.05(f) (Section 1.01).

•

The definition of “Consolidated EBITDA” will be amended (i) to add back any non-cash impact of fresh start accounting principles in connection with any reorganization plan necessary to consummate the Mergers, (ii) to specify that the add-back in clause (a)(v)(A) thereof shall only be applicable in fiscal years 2015 and 2016 (and in any event subject to a cap in any fiscal year of up to $3.5 million and only in respect of severance costs paid in such fiscal years), and (iii) to amend clause (a)(vi) thereof to limit the add-backs pursuant thereto to the charges described on Schedule II hereto (the “Specified Charges”) so long as (A) such charges are recorded during the period starting on October 1, 2012 and ending on December 31, 2013 and (B) the aggregate amount of charges added-back for all periods shall not exceed $14.7 million (it being understood that such charges may be added-back in any four quarter period which includes the quarter in which such charges are recorded) (Section 1.01).

•

The definition of “Excess Cash Flow” will be amended to add back, to the extent deducted in the determination of net cash provided by operating activities of the Borrower and its Subsidiaries, the Specified Charges for such period (Section 1.01).

•

The definition of “Equity Issuance” will be amended to provide that proceeds of any Equity Issuance (other than proceeds that are received as a result of (i) a non cash exchange of Restructuring Notes or Additional Notes for equity or (ii) equity that is issued on a non-cash basis as consideration for a permitted transaction) will be used first to prepay the Loans prior to any refinancing of any Restructuring Notes or Additional Notes and prior to the funding of any Specified Investment.

•	“Shared Assets” means any asset (including intellectual property rights) owned by the Service Company or any License Subsidiary (Section 1.01).

•	“Applicable Share” means the percentage equivalent to the applicable percentage used in the calculation of sharing of costs under the Shared Services Agreement as of the Effective Date (Section 1.01).

Schedule I

Directory Consolidation Project Details

The objective of the directory consolidation project is to permit the Borrower to consolidate directories in markets for which the Borrower, Dex East, Dex West or SuperMedia is the exclusive publisher that is adjacent to a market in which any of Dex East, Dex West or SuperMedia also publishes. In these affected markets, there is overlap in both distribution and/or sales operations. The consolidation of directories in these markets will increase advertiser satisfaction, improve the consumer experience, and provide increased efficiency and reduced costs for the Borrower. The proposed consolidation project will only be effected after integration of the Dex entities and the SuperMedia entities is completed.

The Borrower has identified as of the date hereof certain directories in adjacent markets that are targets for combination, as set forth in Appendix A attached hereto. In some cases, two or more directories would be discontinued, and a new directory covering the combined market would replace them. In other cases, a directory would be discontinued and those advertisers would be transferred to one or more existing directories. Upon completion of a consolidation, the Companies will calculate the contribution margin of the new directory or directories (which would include net sales, provision for bad debt, direct selling costs, print cost of sales and indirect overhead, with intercompany accounts settled in accordance with the Shared Services Agreement), with such contribution margin to be shared (in the manner as previously disclosed to the Administrative Agent) by the Companies participating in the consolidation based on the proportionate contribution margin of each of the directories included in the consolidation. Appendix A may be modified with the consent of the Agent to include additional directories identified after the date hereof.

Appendix A

Target Directories

Impacted Directories	Current Copyright Ownership
Aitkin, MN Brainerd, MN	RHDI Dex Media East
Long Prairie, MN Little Falls, MN	RHDI Dex Media East
Alexandria, MN Glenwood, MN Morris, MN	RHDI Dex Media East Dex Media East
North Platte Valley, NE Alliance, NE Casper, WY Sidney, NE West Central NE (North Platte-McCook)	RHDI Dex Media East Dex Media West Dex Media East Dex Media East
Laughlin, NV Mohave County, AZ	RHDI Dex Media West
Benson, MN Cokato, MN Granite Falls, MN Glencoe, MN Litchfield-Montevideo-Willmar, MN	RHDI RHDI RHDI RHDI Dex Media East
Lower Yakima Valley, WA Yakima Valley, WA Tri-Cities, WA	RHDI Dex Media West Dex Media West
New Richland, MN Faribault/Northfield/Owatonna/Waseca, MN	RHDI Dex Media East
Hastings, MN SE St Paul, MN South Metro, MN	RHDI Dex Media East Dex Media East
Sheridan/Carlton, OR Salem, OR	RHDI Dex Media West
Poulsbo, WA Bainbridge Island, WA Kitsap County, WA	RHDI Dex Media West Dex Media West
Quilcene, WA Port Townsend, WA Port Angeles, WA	RHDI Dex Media West Dex Media West
Chaska, MN Western Suburban Area, MN Southwest Suburban Area, MN	RHDI Dex Media East Dex Media East
Northwest Metro (Brooklyn Park), MN Northwest Suburban Area, MN Western Suburban Area, MN	RHDI Dex Media East Dex Media East
Lake City, MN Lewiston, MN Winona, MN Rochester, MN	RHDI RHDI Dex Media East Dex Media East
NW Missouri Shenandoah, IA	RHDI Dex Media East

Impacted Directories	Current Copyright Ownership
Upper Rogue, OR Klamath Falls, OR	RHDI Dex Media West
Medford, OR	Dex Media West
Columbia Gorge, OR Central Oregon	RHDI Dex Media West
Central & North Oregon Coast Tillamook, OR Northern Oregon Coast (Astoria) N. Central Oregon Coast (Newport-Lincoln)	RHDI RHDI Dex Media West Dex Media West

Schedule II

Restructuring Add-Backs

1.	Out-of-pocket costs, fees and expenses for attorneys, auditors, accountants, consultants, and advisors retained by the Borrower incurred in connection with the Mergers, the RHDI Amendments (including, for the avoidance of doubt, costs, fees and expenses incurred in connection with the activities specified in the second, third and fourth bullet points under the heading “Shared Services Agreement and Tax Sharing Agreement” in the Term Sheet), and the transactions contemplated by the Support and Limited Waiver Agreement dated as of December 5, 2012 (the “Support Agreement”), including, incurred in connection with the events leading up to, and throughout, the ongoing administration of the Borrower’s Chapter 11 Case (as defined in the Support Agreement).

2.	Out-of-pocket costs, fees and expenses for attorneys, auditors, accountants, consultants, and advisors retained by the Agent and the steering committee Lenders and reimbursed by the Borrower (including without limitation, the fees and expenses of the Agent and the steering committee Lenders) incurred in connection with the RHDI Amendments (including, for the avoidance of doubt, costs, fees and expenses incurred in connection with the activities specified in the second, third, and fourth bullet points under the heading “Shared Services Agreement and Tax Sharing Agreement” in the Term Sheet) and the transactions contemplated by the Support Agreement, including, incurred in connection with the events leading up to, and throughout, the ongoing administration of the Borrower’s Chapter 11 Case (as defined in the Support Agreement).

Exhibit A

Amended and Restated Shared Services Agreement

See attached.

Exhibit B

Existing Tax Sharing Agreement Amendment

See attached.

Exhibit C

SuperMedia Tax Sharing Agreement

See attached.

Exhibit D

Dex West, RHDI and SuperMedia Amendment Term Sheets

See attached.

DEX MEDIA WEST, INC. CREDIT AGREEMENT

Summary of Amendments1

Dex One Corporation (“Dex One”) and SuperMedia Inc. (“SuperMedia”) have entered into a Merger Agreement, dated as of August 20, 2012 (the “Merger Agreement”), by and among Dex One, NewDex, Inc. (“Newco”), Spruce Acquisition Sub, Inc. (“Merger Sub”) and SuperMedia, pursuant to which Dex One will be merged with Newco, with Newco as the surviving corporation (the “Dex Merger”), and SuperMedia will be merged with Merger Sub, with SuperMedia as the surviving corporation (the “SuperMedia Merger” and together with the Dex Merger, the “Mergers”). After giving effect to the Mergers, SuperMedia will become a direct wholly owned subsidiary of Newco and Newco will become the Ultimate Parent (as defined in the Dex East Credit Agreement referred to below). Set forth below are the proposed amendments (the “Dex West Amendments”) to the Credit Agreement, dated as of June 6, 2008 , as amended and restated as of January 29, 2010 (as amended by the First Amendment thereto, dated as of March 9, 2012, and the Dex East Amendments, the “Dex West Credit Agreement”), among Dex One, Dex Media, Inc., Dex Media West, Inc. (the “Borrower”), the lenders parties thereto and JPMorgan Chase Bank, N.A., as administrative agent, to be effected in connection with the consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

Transactions:	The Mergers and the other transactions contemplated by the Merger Agreement will be permitted by making the following amendments:

•	The definition of Change of Control will be amended to include an exception for the consummation of the Mergers; and

•

The Ultimate Parent Covenants will be amended to permit the Ultimate Parent to incur and discharge its obligations under the Merger Agreement and to acquire and own the Equity Interests of SuperMedia and its Subsidiaries (for the avoidance of doubt, the Liens securing the obligations under the SuperMedia Credit Agreement (as defined below) will be permitted).

Maturity Date:	The Maturity Date will be extended from October 24, 2014 to December 31, 2016 (Section 1.01).

Discounted Voluntary Prepayments:	The period during which Discounted Voluntary Prepayments are permitted will be extended from December 31, 2013 to December 31, 2016 (Section 2.16(a)).

Shared Services Agreement and Tax Sharing Agreement:	The existing shared services agreement will be replaced with an Amended and Restated Shared Services Agreement as set forth in the form attached hereto as Exhibit A.

It will be a condition precedent to the Dex West Amendments that:

•

(i) The trademarks (which include, for clarity, logos, trade dress and similar designations of origin other than domain names and are collectively referred to herein as the “trademarks”) owned by SuperMedia will be transferred (together with the associated goodwill) to and owned by a bankruptcy remote subsidiary of SuperMedia, (ii) the trademarks owned by each of the Borrower, Dex Media East, Inc. (“Dex East”) and R.H. Donnelley Inc. (“RHDI” and, together with the Borrower and Dex East, the “Dex Entities”) will be transferred (together with the associated

[1]	Capitalized terms used but not defined in this Term Sheet shall have the meaning assigned thereto in the Dex West Credit Agreement.

goodwill) to and owned by bankruptcy remote subsidiaries of the Borrower, Dex West and RHDI, respectively, (iii) the trademarks owned by the Service Company and each other Shared Collateral Loan Party (other than the Ultimate Parent) will be transferred (together with the associated goodwill) to and owned by a bankruptcy remote subsidiary of such Person, respectively and (iv) in the case of each of (i), (ii) and (iii) above, each such bankruptcy remote subsidiary[2] (each, a “License Subsidiary”) will grant a fully paid-up, royalty-free, perpetual, irrevocable, non-exclusive, worldwide, fully transferable and fully sublicensable license to use the trademarks it owns pursuant to (i), (ii) and (iii) above to the Ultimate Parent and each Subsidiary of the Ultimate Parent in connection with any current and future products and services of the Ultimate Parent and each such Subsidiary. Despite the non-exclusive nature of such licenses, each License Subsidiary will covenant not to license or assign the trademarks it owns to any third party except to an affiliate of the Ultimate Parent or as otherwise permitted in the Dex West Credit Agreement. Each such license will expressly allow each licensee to retain its license after a change in control or divestiture of such entity and will also be subject to other mutually acceptable and reasonably satisfactory terms.

•

Each of SuperMedia, the Dex Entities, the Service Company and each other Shared Collateral Loan Party will grant to the Ultimate Parent and each Subsidiary of the Ultimate Parent a fully paid-up, royalty-free, perpetual, irrevocable, non-exclusive, worldwide, fully transferable and fully sublicensable license (or sublicense, as applicable) under all intellectual property (other than trademarks and domain names) it owns (or licenses, to the extent sublicensing is permitted by the applicable contract without (i) the licensor’s consent, unless consent can be obtained with no additional fees or other consideration or obligations upon sublicensor or any loss of rights, (ii) loss of any rights, (iii) additional obligations and (iv) unless the sublicensee fully reimburses the sublicensor for any fees or other consideration required to obtain the right to grant such sublicense, any additional fees or other consideration) as of the closing of the Mergers, as well as future intellectual property (other than trademarks and domain names) it creates, invents or acquires after closing of the Mergers, for any purpose (including the right to modify and create derivative works of any software); provided that the agreements providing such licenses will (a) prohibit the licensor from granting exclusive licenses with respect to such intellectual property to any Person in any manner that narrows such non-exclusive licenses to the Ultimate Parent or to such Subsidiaries of the Ultimate Parent and (b) expressly allow each licensee to retain its license after a change in control or divestiture of such entity. Such licenses will also be subject to other mutually acceptable and reasonably satisfactory terms.

[2]	Constituent documents of License Subsidiaries to be in form and substance satisfactory to the Administrative Agent.

•

SuperMedia, the Dex Entities, the Service Company and the other Shared Collateral Loan Parties other than the Ultimate Parent will deliver to each other current or contingent (e.g., through an escrow arrangement reasonably satisfactory to the Administrative Agent) possession of (i) all software source code and all documentation and training manuals relating thereto and (ii) certain other tangible or written embodiments of material technology, websites and databases (but for clarity, excluding any print directories or other publicly distributed print materials), in each case to the extent owned (or licensed, if such license grants the licensee (x) possession of same and the right to allow the foregoing entities (and any escrow agent, as applicable) to access same and (y) the right to sublicense such right of possession and access without (I) the licensor’s consent, unless consent can be obtained with no additional fees or other consideration or obligations upon sublicensor or any loss of rights, (II) loss of any rights, (III) additional obligations and (IV) unless the sublicensee fully reimburses the sublicensor for any fees or other consideration required to obtain a sublicense to such possession and access, any additional fees or other consideration) and currently used by SuperMedia, the Dex Entities, the Service Company or any of such Shared Collateral Loan Parties, as applicable, in their respective businesses. Each of such entities shall make an initial deposit of same and will be obligated to provide material updates on an ongoing basis.

The existing Tax Sharing Agreement will be amended as set forth in the form attached hereto as Exhibit B.

A new tax sharing agreement between SuperMedia entities and Dex entities as set forth in the form attached hereto as Exhibit C will be permitted.

•	For the avoidance of doubt, under the tax sharing agreements attached hereto as Exhibits B and C, the Ultimate Parent will not receive compensation for the use of its tax attributes.

Directory Consolidation Project:	The Borrower will be permitted to consolidate print directories in markets and/or with advertisers that adjoin/overlap with Dex East, RHDI and/or SuperMedia and their respective Subsidiaries, and to cross license intellectual property as needed in connection with the foregoing, all as described in greater detail on Schedule I hereto. In connection with the foregoing, the asset sale, lien and transactions with affiliates covenants will be amended to permit non-exclusive licenses of intellectual property and transfers of directories and/or titles in connection with the directory consolidation project to the extent specifically described on Schedule I hereto (Sections 6.02 and 6.05).

Interest Rate:	The “Applicable Rate” will be amended to 4.00% for ABR Loans and to 5.00% in the case of Eurodollar Loans.

Mandatory Amortization:	The amortization schedule will be amended such that the quarterly amortization payment is $11,250,000 for each fiscal quarter in fiscal

2013 through fiscal 2016 (Section 2.05(a)), with all remaining outstanding amounts due at maturity on December 31, 2016. All such quarterly repayments will be made on the last day of each March, June, September, and December. If the effective date of the Dex West Amendments (the “Effective Date”) occurs after March 31, 2013, the quarterly amortization payments immediately following the Effective Date will be increased (in direct order) by an amount equal to the difference between the scheduled amortization payment due on March 31, 2013 described above and the scheduled amortization payment due on March 31, 2013 (so long as such payment has been made) under the Dex West Credit Agreement prior to giving effect to the Dex East Amendments (the “Existing Dex West Credit Agreement”).

Excess Cash Flow Prepayment:	The Excess Cash Flow prepayment will be amended as follows (Section 2.06(d)):

•

Excess Cash Flow will be calculated as of the end of each fiscal quarter ending after the Effective Date for the period starting on January 1, 2013 and ending on the last day of such quarter (with (i) the required prepayment as of the end of any such fiscal quarter to be calculated based on Excess Cash Flow for the applicable period net of any previously made required quarterly Excess Cash Flow prepayments and (ii) with the Borrower’s Discounted Prepayment Portion of Excess Cash Flow (as defined below) and the Borrower’s Discretionary Portion of Excess Cash Flow (as defined below) as of the end of such quarter to be calculated based on Excess Cash Flow for the applicable period net of any permitted uses of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow and the Borrower’s Discretionary Portion of Excess Cash Flow, as applicable, made in prior periods). If the Effective Date occurs after the date on which the Excess Cash Flow prepayment would otherwise have been due under the Dex West Amendments in respect of the fiscal quarter ended March 31, 2013, then the quarterly Excess Cash Flow prepayment for such fiscal quarter shall be due and payable on the Effective Date.

•	The required prepayment percentage will be amended to 50%.

•

30% of quarterly Excess Cash Flow (the “Borrower’s Discounted Prepayment Portion of Excess Cash Flow”) will be required to be used to make a prepayment if not used to make Discounted Voluntary Prepayments as follows:

•

Borrower’s Discounted Prepayment Portion of Excess Cash Flow will be available only for Discounted Voluntary Prepayments within 180 days after the delivery of financial statements for the applicable fiscal quarter (it being agreed that the availability of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow during such 180 day period, as well as the requirements in clauses (i) and (ii) in the next succeeding sentence, will not be reduced by any succeeding calculation of Excess Cash Flow).

•	If such amounts are not applied to effect Discounted Voluntary Prepayments during the applicable 180-day period, such amounts shall be used (i) to make additional optional prepayments at par at the end of the fiscal quarter during which such 180-day period expires to be applied to scheduled payments as directed by the Borrower or (ii) at the Borrower’s option, to make an advance Excess Cash Flow payment pursuant to Section 2.06(d)(iii) of the Dex West Credit Agreement.

•

20% of quarterly Excess Cash Flow (the “Borrower’s Discretionary Portion of Excess Cash Flow”) may be retained by the Borrower and utilized for purposes otherwise permitted under the Dex East Credit Agreement, including, but not limited to, at the Borrower’s option and in the Borrower’s sole discretion (i) to effect additional Discounted Voluntary Prepayments or (ii) for optional prepayments at par, to be applied to scheduled payments as directed by the Borrower.

•

To the extent any Specified Charges (as defined below) are deducted in the determination of net cash provided by operating activities of the Borrower and its Subsidiaries for any period, such Specified Charges shall be added in the determination of Excess Cash Flow for such period.

•

For the avoidance of doubt, any Excess Cash Flow payment due under the Existing Dex West Credit Agreement in respect of the fiscal year ended December 31, 2012, shall continue to be payable in accordance with the terms of the Existing Dex West Credit Agreement.

Affirmative Covenants:	The Borrower will continue to deliver the financial statements and other information required to be delivered under the Existing Dex West Credit Agreement, as well as financial statements with respect to Dex East, RHDI and SuperMedia that are required to be delivered by Dex East, RHDI and SuperMedia under their respective Credit Agreements (as defined below). In addition, the Borrower will deliver the following information on a quarterly basis (with reasonably descriptive detail):

•	sales metric (which will serve as leading indicator of reported print and digital revenues), for the applicable period;

•	print and digital revenue and a gross margin amount for each of such reported revenue amounts, for the applicable period; and

•	statements of cash flow from operations (with a reconciliation of net income to operating cash flow from operations and financing activities (including capital expenditures)).

Concurrently with the delivery of the financial statements required pursuant to Sections 5.01(a) and 5.01(b) of the Dex West Credit Agreement, the Borrower will be required to deliver a schedule of Services Assets (as defined in the Shared Services Agreement) contributed to the Service Company during the previous fiscal quarter with a reasonably detailed description of such Services Assets and the value thereof.

Conditions Precedent to Effectiveness	Including, but not limited to, the following:

•

the negotiation, execution and delivery of definitive documentation with respect to the Dex West Amendments, including an amendment to the Intercreditor Agreement (which will, among other things, revise the percentages in Section 3.4(b) thereof to reflect the Applicable Shares of the Companies (as defined below)), in all cases reasonably satisfactory to the Administrative Agent and the Lenders;

•

each of the Dex East Credit Agreement, RHDI Credit Agreement and the Credit Agreement, dated as of December 31, 2009, (as amended by the First Amendment thereto, dated as of December 14, 2010, and the Second Amendment thereto, dated as of November 8, 2011, the “SuperMedia Credit Agreement” and, together with the Dex East Credit Agreement, the Dex West Credit Agreement and the RHDI Credit Agreement, the “Credit Agreements”), among SuperMedia, the lenders parties thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, shall concurrently be amended in a manner consistent with the term sheets attached hereto as Exhibit D;

•

each of Dex East, Dex West, RHDI and SuperMedia (collectively, the “Companies” and each individually, a “Company”) shall have entered into a subordinated guarantee (with respect to each Company, its “Subordinated Guarantee”) pursuant to which each Company will guarantee the obligations of the other Companies under their respective Credit Agreements (and any refinancings thereof), which guarantee (a) will be subordinated to the obligations of the Company providing such guarantee in respect of its Credit Agreement (and any refinancings thereof) on terms to be mutually agreed (including an unlimited standstill period) and (b) will include sharing provisions pursuant to which the beneficiaries of such guarantees will share the benefits of such guarantees on a pari passu basis (in accordance with the percentages used to allocate costs under the Shared Services Agreement as of the Effective Date (i.e., 53% to SuperMedia and 47% to the Dex Entities (to be shared by the Dex Entities in accordance with their applicable percentages));

•	the receipt by the Administrative Agent of executed consents to the Dex West Amendments from each Lender; and

•	additional customary closing conditions, including delivery of opinions of counsel, corporate resolutions, certificates and other documents as the Lenders shall reasonably require

Borrower’s Portion of Excess Cash Flow Baskets and other Prepayment Matters:	•	The definition of “Borrower’s Portion of Excess Cash Flow” will be amended to (i) reduce the total percentage to 50% and (ii) reflect the Borrower’s Discounted Repayment Portion of Excess Cash Flow and the Borrower’s Discretionary Portion of Excess Cash Flow described above. In addition, the “Borrower’s Portion of Excess Cash Flow” (which may be a negative amount) will be calculated in the manner described above under the heading “Excess Cash Flow Prepayment”.

•	The basket for Permitted Acquisitions financed with the Borrower’s Portion of Excess Cash Flow will be deleted (Section 6.04(f)).

•	The basket for Specified Investments financed with the Borrower’s Portion of Excess Cash Flow will be deleted (Section 6.04(l)).

•

The exception permitting Restricted Payments (a) with the Borrower’s Portion of Excess Cash to effect Specified Investments or to pay interest on the Restructuring Notes and (b) in amounts based on the Ultimate Parent PIK Election Amount will be deleted (Section 6.08(a)(iv)).

•	The basket for optional prepayments of other debt based on the Borrower’s Portion of Excess Cash Flow will be deleted (Section 6.08(b)(vi)).

•	The definition of Designated Excess Cash Expenditures will be deleted.

•

The carveout to the mandatory prepayment provision for proceeds of Ultimate Parent Asset Dispositions used to effect Specified Investments will be deleted (Section 2.06(c); Section 6.1 of Shared Guarantee and Collateral Agreement).

Financial Covenants:	•	The Leverage Ratio covenant will be amended to require a ratio at the end of each fiscal quarter below not exceeding the ratio set forth below opposite such fiscal quarter (Section 6.14):

Fiscal Quarter	Leverage Ratio
1Q 2013	3.50x
2Q 2013	3.50x
3Q 2013	3.50x
4Q 2013	3.50x
1Q 2014	3.50x
2Q 2014	3.42x
3Q 2014	3.34x
4Q 2014	3.25x
1Q 2015	3.1875x
2Q 2015	3.125x
3Q 2015	3.0625x
4Q 2015	3.00x
1Q 2016	2.875x
2Q 2016	2.75x
3Q 2016	2.625x
4Q 2016	2.5x

•	Senior Secured Leverage Ratio covenant and references thereto will be deleted (Section 6.15).

•	An interest coverage ratio covenant requiring a minimum ratio of 2.0 to 1.0 at the end of each fiscal quarter will be added.

Certain Other Negative Covenants:	The general unsecured indebtedness basket will be amended to prohibit indebtedness of the Borrower to any Affiliate (Section 6.01(a)(ix)).

The general lien basket will be decreased from $15 million to $5 million (Section 6.02(a)(vii)).

The basket for loans and advances to employees of the Borrower will be decreased from $10 million to $2.5 million (Section 6.04(k)).

The general Investments basket will be decreased from $25 million to $5 million (Section 6.04(p)) and will prohibit Investments in Affiliates that are not Subsidiaries of the Borrower (other than Investments resulting in a purchase of assets (i) by a Newco Senior Guarantor or the Service Company in connection with equivalent Investments by the other Companies and (ii) by the Borrower or a Subsidiary in BDC in connection with equivalent Investments by Dex East and RHDI). In addition, the Borrower will be permitted to consummate up to $5 million in Permitted Acquisitions during the remaining term of the Dex West Credit Agreement (other than Permitted Acquisitions involving the purchase of assets from Affiliates that are not Subsidiaries of the Borrower.

The basket for investments structured as intercompany loans to Dex East will be deleted (Section 6.04(o)).

The limitation on Asset Sales covenant (Section 6.05) will be amended to:

•	delete the basket for Permitted Asset Swaps (Section 6.05(e));

•

decrease the general basket for asset sales from $50 million to $20 million subject, after the first $2.5 million, to the mandatory prepayment provisions of Section 2.06(b), and to prohibit the use of the basket for transactions with Affiliates (Section 6.05(f)); and

•	delete the additional $2.5 million general basket for asset sales (Section 6.05(j)).

The sale and leaseback basket will be decreased from $20 million to $15 million (Section 6.06).

The general basket for Restricted Payments (Section 6.08(a)(viii)) will be reduced to $2 million in any fiscal year with an aggregate cap of $5 million during the remaining term of the Dex West Credit Agreement, provided that:

•	such funds will be used to fund corporate expenses permitted under the Dex West Credit Agreement;

•	the Ultimate Parent will use proceeds of such Restricted Payments to make payments under this clause within 30 days of receipt;

•	cash balances held by the Ultimate Parent will not exceed $5 million at any one time plus any amounts held pending use under Section 6.08(a)(vi) to fund interest payments on Restructuring Notes; and

•

no payments made under this clause will be used (i) to effect the repurchase, or the making of any payments in respect, of Restructuring Notes or Additional Notes or (ii) to make any payment to or investment in any Affiliate other than the Borrower or a Subsidiary of the Borrower (or any director, officer or employee of any such Affiliate).

The exception permitting Restricted Payments in amounts based on the Ultimate Parent PIK Election Amount will be deleted (Section 6.08(a)(iv)).

The basket limiting Restricted Payments to fund interest payments on Restructuring Notes (or any Additional Notes incurred to refinance the Restructuring Notes) will be amended to reflect the continuation of the Ultimate Parent PIK Election on the Restructuring Notes (Section 6.08(a)(vi)(D)).

The limitation on amendment of material documents covenant will be amended to add the Subordinated Guarantee agreement and any license agreement or escrow agreement described above under the heading “Shared Services Agreement and Tax Sharing Agreement” to the agreements that shall not be amended if such amendment is adverse in any material respect to the interests of the Lenders (Section 6.13).

The basket for Capital Expenditures (Section 6.15) will be amended such that (a) the aggregate capital expenditures for the Borrower, Dex East, RHDI and SuperMedia (collectively, the “Companies”, and each, individually, a “Company”) will not exceed $57.5 million in fiscal year 2013 and $50.0 million in any fiscal year thereafter, with a 75% non-cumulative one-year carry-forward of the unused portion of permitted Capital Expenditures in the applicable year (Capital Expenditures will first be applied to permitted amounts in such year before being applied to carried-forward amounts), provided that (a) Capital Expenditures of a Company shall either (i) relate to assets directly owned or acquired by such Company and shall be allocated to (and paid by) such Company or (ii) relate to the acquisition or development of Shared Assets and shall be allocated to (and paid by) the Companies in accordance with their applicable percentage used in the calculation of sharing of costs under the Shared Services Agreement at the time any such payment is made and (b) the aggregate capital expenditures of the Borrower shall not exceed $12 million in fiscal 2013, $10 million in fiscal 2014 and $9 million in fiscal 2015 and 2016, in each case with a 75% non-cumulative one-year carry-forward of the unused portion of permitted Capital Expenditures in the applicable year (Capital Expenditures will first be applied to permitted amounts in such year before being applied to carried-forward amounts).

The Ultimate Parent covenants will be modified to (a) prohibit the issuance of Additional Notes to finance Specified Investments or to make prepayments of indebtedness under the Credit Agreements and (b) in clause (g) thereof, require that the allocable net proceeds of the sale of any of Dex East, RHDI or SuperMedia be applied to mandatory prepayments of the Loans in accordance with the waterfall in the Intercreditor Agreement (as amended) (Section 6.19).

Events of Default:	The cross-default and judgment defaults will be amended to exclude the Loan Documents (as defined in the SuperMedia Credit Agreement) and SuperMedia and its Subsidiaries, as applicable (Article 7(g), (h) and (k)).

The following will be added as Events of Default:

•	the commencement of enforcement actions under the Shared Guarantee and Collateral Agreement;

•

the commencement of enforcement actions under the Shared Services Agreement or the occurrence of an event that permits the Service Company to terminate the Shared Services Agreement with respect to any Client Company (as defined therein), and such event continues unremedied for a period of three days;

•	the failure of the Borrower to receive any payment under the Tax Sharing Agreements when due and such failure continues unremedied for a period of three days; and

•

if any license agreement or escrow agreement described above under the heading “Shared Services Agreement and Tax Sharing Agreement” is terminated (other than upon the expiration of the term thereof), ceases to be effective or ceases to be the legally valid, binding and enforceable obligation in any material respect of any party thereto.

Guarantee and Collateral Requirements:	SuperMedia and its Subsidiaries will be excluded from the requirements of Section 5.12 (the “Further Assurances” covenant).

•	For the avoidance of doubt, none of SuperMedia’s Subsidiaries’ equity interests or assets shall be required to be pledged to the Lenders as Collateral for the Obligations.

The existing Shared Guarantee and Collateral Agreement will be amended such that (i) the Service Company will guarantee on a secured basis the obligations under the Credit Agreements (and any refinancings thereof) on a pari passu basis and (ii) in addition to its existing secured guarantees of the obligations under the Dex East Credit Agreement, the Dex West Credit Agreement and the RHDI Credit Agreement, the Ultimate Parent (and any additional Guarantors under the Dex West Credit Agreement after the Effective Date (other than the Service Company and the Borrower and its Subsidiaries)) will also guarantee the obligations under the SuperMedia Credit Agreement on an unsecured basis. Under the amended Shared Guarantee and Collateral Agreement, (i) the Service Company shall also grant liens in favor of each of the Companies to secure the performance of its obligations under the Shared Services Agreement and (ii) each Company will agree that its rights to pursue remedies and initiate enforcement actions against the Service Company shall be conditioned on a material breach by the Service Company of its obligations to such Company under the Shared Services Agreement.

Certain Definitions:	•	The definition of “Allocable Net Proceeds” will be amended to reflect the Applicable Share for the Companies (Section 1.01).

•	The definition of “Material Indebtedness” will be amended to exclude (i) the Borrower’s Subordinated Guarantee and (ii) the Indebtedness of SuperMedia and its Subsidiaries (Section 1.01).

•	The definition of “Total Indebtedness” will be amended to exclude the Borrower’s Subordinated Guarantee (Section 1.01).

•

The definition of “Newco” will be amended to exclude SuperMedia and its Subsidiaries (other than for purposes of the definition of Ultimate Parent Asset Disposition, which shall be amended to cover a sale of any of the Dex Entities, SuperMedia or the Service Company) (Section 1.01).

•

The definitions of “Ultimate Parent Consolidated Net Income,” “Ultimate Parent Consolidated EBITDA,” “Ultimate Parent Leverage Ratio,” “Ultimate Parent Total Indebtedness,” “Ultimate Parent PIK Election Period” and “Ultimate Parent PIK Election Amount” will be deleted (Section 1.01).

•	The definition of “Ultimate Parent Base Annual Cash Interest Amount” will be amended to reflect the Borrower’s Applicable Share (Section 1.01).

•	The definition of “Required Percentage” will be amended to 50% in the case of an Equity Issuance by the Ultimate Parent (Section 1.01).

•

The definition of “Change of Control” will be amended to (i) reduce the threshold for a change of control at the Ultimate Parent in clause (e) thereof to 35% and (ii) clarify that such threshold is after giving effect to, and taking into consideration, the ownership of Ultimate Parent on a pro forma basis following the Mergers (Section 1.01).

•	The definition of “Asset Disposition” will be amended to include dispositions described in Section 6.05(f) (Section 1.01).

•

The definition of “Consolidated EBITDA” will be amended (i) to add back any non-cash impact of fresh start accounting principles in connection with any reorganization plan necessary to consummate the Mergers, (ii) to specify that the add-back in clause (a)(v)(A) thereof shall only be applicable in fiscal years 2015 and 2016 (and in any event subject to a cap in any fiscal year of up to $3.5 million and only in respect of severance costs paid in such fiscal years), and (iii) to amend clause (a)(vi) thereof to limit the add-backs pursuant thereto to the charges described on Schedule II hereto (the “Specified Charges”) so long as (A) such charges are recorded during the period starting on October 1, 2012 and ending on December 31, 2013 and (B) the aggregate amount of charges added-back for all periods shall not exceed $13.7 million (it being understood that such charges may be added-back in any four quarter period which includes the quarter in which such charges are recorded) (Section 1.01).

•

The definition of “Excess Cash Flow” will be amended to add back, to the extent deducted in the determination of net cash provided by operating activities of the Borrower and its Subsidiaries, the Specified Charges for such period (Section 1.01).

•

The definition of “Equity Issuance” will be amended to provide that proceeds of any Equity Issuance (other than proceeds that are received as a result of (i) a non cash exchange of Restructuring Notes or Additional Notes for equity or (ii) equity that is issued on a non-cash basis as consideration for a permitted transaction) will be used first to prepay the Loans prior to any refinancing of any Restructuring Notes or Additional Notes and prior to the funding of any Specified Investment.

•	“Shared Assets” means any asset (including intellectual property rights) owned by the Service Company or any License Subsidiary (Section 1.01).

•	“Applicable Share” means the percentage equivalent to the applicable percentage used in the calculation of sharing of costs under the Shared Services Agreement as of the Effective Date (Section 1.01).

Schedule I

Directory Consolidation Project Details

The objective of the directory consolidation project is to permit the Borrower to consolidate directories in markets for which the Borrower, RHDI, Dex East or SuperMedia is the exclusive publisher that is adjacent to a market in which any of RHDI, Dex East or SuperMedia also publishes. In these affected markets, there is overlap in both distribution and/or sales operations. The consolidation of directories in these markets will increase advertiser satisfaction, improve the consumer experience, and provide increased efficiency and reduced costs for the Borrower. The proposed consolidation project will only be effected after integration of the Dex entities and the SuperMedia entities is completed.

The Borrower has identified as of the date hereof certain directories in adjacent markets that are targets for combination, as set forth in Appendix A attached hereto. In some cases, two or more directories would be discontinued, and a new directory covering the combined market would replace them. In other cases, a directory would be discontinued and those advertisers would be transferred to one or more existing directories. Upon completion of a consolidation, the Companies will calculate the contribution margin of the new directory or directories (which would include net sales, provision for bad debt, direct selling costs, print cost of sales and indirect overhead, with intercompany accounts settled in accordance with the Shared Services Agreement), with such contribution margin to be shared (in the manner as previously disclosed to the Administrative Agent) by the Companies participating in the consolidation based on the proportionate contribution margin of each of the directories included in the consolidation. Appendix A may be modified with the consent of the Agent to include additional directories identified after the date hereof.

Appendix A

Target Directories

Impacted Directories	Current Copyright Ownership
Aitkin, MN	RHDI
Brainerd, MN	Dex Media East
Long Prairie, MN	RHDI
Little Falls, MN	Dex Media East
Alexandria, MN	RHDI
Glenwood, MN	Dex Media East
Morris, MN	Dex Media East
North Platte Valley, NE	RHDI
Alliance, NE	Dex Media East
Casper, WY	Dex Media West
Sidney, NE	Dex Media East
West Central NE (North Platte-McCook)	Dex Media East
Laughlin, NV	RHDI
Mohave County, AZ	Dex Media West
Benson, MN Cokato, MN Granite Falls, MN Glencoe, MN Litchfield-Montevideo-Willmar, MN	RHDI RHDI RHDI RHDI Dex Media East
Lower Yakima Valley, WA Yakima Valley, WA Tri-Cities, WA	RHDI Dex Media West Dex Media West
New Richland, MN Faribault/Northfield/Owatonna/Waseca, MN	RHDI Dex Media East
Hastings, MN SE St Paul, MN South Metro, MN	RHDI Dex Media East Dex Media East
Sheridan/Carlton, OR Salem, OR	RHDI Dex Media West
Poulsbo, WA Bainbridge Island, WA Kitsap County, WA	RHDI Dex Media West Dex Media West
Quilcene, WA Port Townsend, WA Port Angeles, WA	RHDI Dex Media West Dex Media West
Chaska, MN Western Suburban Area, MN Southwest Suburban Area, MN	RHDI Dex Media East Dex Media East
Northwest Metro (Brooklyn Park), MN Northwest Suburban Area, MN Western Suburban Area, MN	RHDI Dex Media East Dex Media East
Lake City, MN Lewiston, MN Winona, MN Rochester, MN	RHDI RHDI Dex Media East Dex Media East
NW Missouri Shenandoah, IA	RHDI Dex Media East

Impacted Directories	Current Copyright Ownership
Upper Rogue, OR Klamath Falls, OR Medford, OR	RHDI Dex Media West Dex Media West
Columbia Gorge, OR Central Oregon	RHDI Dex Media West
Central & North Oregon Coast Tillamook, OR	RHDI RHDI
Northern Oregon Coast (Astoria) N. Central Oregon Coast (Newport-Lincoln)	Dex Media West Dex Media West

Schedule II

Restructuring Add-Backs

1.	Out-of-pocket costs, fees and expenses for attorneys, auditors, accountants, consultants, and advisors retained by the Borrower incurred in connection with the Mergers, the Dex West Amendments (including, for the avoidance of doubt, costs, fees and expenses incurred in connection with the activities specified in the second, third and fourth bullet points under the heading “Shared Services Agreement and Tax Sharing Agreement” in the Term Sheet), and the transactions contemplated by the Support and Limited Waiver Agreement dated as of December 5, 2012 (the “Support Agreement”), including, incurred in connection with the events leading up to, and throughout, the ongoing administration of the Borrower’s Chapter 11 Case (as defined in the Support Agreement).

2.	Out-of-pocket costs, fees and expenses for attorneys, auditors, accountants, consultants, and advisors retained by the Agent and the steering committee Lenders and reimbursed by the Borrower (including without limitation, the fees and expenses of the Agent and the steering committee Lenders) incurred in connection with the Dex West Amendments (including, for the avoidance of doubt, costs, fees and expenses incurred in connection with the activities specified in the second, third and fourth bullet points under the heading “Shared Services Agreement and Tax Sharing Agreement” in the Term Sheet) and the transactions contemplated by the Support Agreement, including, incurred in connection with the events leading up to, and throughout, the ongoing administration of the Borrower’s Chapter 11 Case (as defined in the Support Agreement).

Exhibit A

Amended and Restated Shared Services Agreement

See attached.

Exhibit B

Existing Tax Sharing Agreement Amendment

See attached.

Exhibit C

SuperMedia Tax Sharing Agreement

See attached.

Exhibit D

Dex East, RHDI and SuperMedia Amendment Term Sheets

See attached.

DEX MEDIA EAST, INC. CREDIT AGREEMENT

Summary of Amendments1

Dex One Corporation (“Dex One”) and SuperMedia Inc. (“SuperMedia”) have entered into a Merger Agreement, dated as of August 20, 2012 (the “Merger Agreement”), by and among Dex One, NewDex, Inc. (“Newco”), Spruce Acquisition Sub, Inc. (“Merger Sub”) and SuperMedia, pursuant to which Dex One will be merged with Newco, with Newco as the surviving corporation (the “Dex Merger”), and SuperMedia will be merged with Merger Sub, with SuperMedia as the surviving corporation (the “SuperMedia Merger” and together with the Dex Merger, the “Mergers”). After giving effect to the Mergers, SuperMedia will become a direct wholly owned subsidiary of Newco and Newco will become the Ultimate Parent (as defined in the Dex East Credit Agreement referred to below). Set forth below are the proposed amendments (the “Dex East Amendments”) to the Credit Agreement, dated as of October 24, 2007, as amended and restated as of January 29, 2010 (as amended by the First Amendment thereto, dated as of March 9, 2012, and the Dex East Amendments, the “Dex East Credit Agreement”), among Dex One, Dex Media, Inc., Dex Media East, Inc. (the “Borrower”), the lenders parties thereto and JPMorgan Chase Bank, N.A., as administrative agent, to be effected in connection with the consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

Transactions:	The Mergers and the other transactions contemplated by the Merger Agreement will be permitted by making the following amendments:

•	The definition of Change of Control will be amended to include an exception for the consummation of the Mergers; and

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The Ultimate Parent Covenants will be amended to permit the Ultimate Parent to incur and discharge its obligations under the Merger Agreement and to acquire and own the Equity Interests of SuperMedia and its Subsidiaries (for the avoidance of doubt, the Liens securing the obligations under the SuperMedia Credit Agreement (as defined below) will be permitted).

Maturity Date:	The Maturity Date will be extended from October 24, 2014 to December 31, 2016 (Section 1.01).

Discounted Voluntary Prepayments:	The period during which Discounted Voluntary Prepayments are permitted will be extended from December 31, 2013 to December 31, 2016 (Section 2.16(a)).

Shared Services Agreement and Tax Sharing Agreement:	The existing shared services agreement will be replaced with an Amended and Restated Shared Services Agreement as set forth in the form attached hereto as Exhibit A.

It will be a condition precedent to the Dex East Amendments that:

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(i) The trademarks (which include, for clarity, logos, trade dress and similar designations of origin other than domain names and are collectively referred to herein as the “trademarks”) owned by SuperMedia will be transferred (together with the associated goodwill) to and owned by a bankruptcy remote subsidiary of

[1]	Capitalized terms used but not defined in this Term Sheet shall have the meaning assigned thereto in the Dex East Credit Agreement.

SuperMedia, (ii) the trademarks owned by each of the Borrower, Dex Media West, Inc. (“Dex West”) and R.H. Donnelley Inc. (“RHDI” and, together with the Borrower and Dex West, the “Dex Entities”) will be transferred (together with the associated goodwill) to and owned by bankruptcy remote subsidiaries of the Borrower, Dex West and RHDI, respectively, (iii) the trademarks owned by the Service Company and each other Shared Collateral Loan Party (other than the Ultimate Parent) will be transferred (together with the associated goodwill) to and owned by a bankruptcy remote subsidiary of such Person, respectively, and (iv) in the case of each of (i), (ii) and (iii) above, each such bankruptcy remote subsidiary[2] (each, a “License Subsidiary”) will grant a fully paid-up, royalty-free, perpetual, irrevocable, non-exclusive, worldwide, fully transferable and fully sublicensable license to use the trademarks it owns pursuant to (i), (ii) and (iii) above to the Ultimate Parent and each Subsidiary of the Ultimate Parent in connection with any current and future products and services of the Ultimate Parent and each such Subsidiary. Despite the non-exclusive nature of such licenses, each License Subsidiary will covenant not to license or assign the trademarks it owns to any third party except to an affiliate of the Ultimate Parent or as otherwise permitted in the Dex East Credit Agreement. Each such license will expressly allow each licensee to retain its license after a change in control or divestiture of such entity and will also be subject to other mutually acceptable and reasonably satisfactory terms.

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Each of SuperMedia, the Dex Entities, the Service Company and each other Shared Collateral Loan Party will grant to the Ultimate Parent and each Subsidiary of the Ultimate Parent a fully paid-up, royalty-free, perpetual, irrevocable, non-exclusive, worldwide, fully transferable and fully sublicensable license (or sublicense, as applicable) under all intellectual property (other than trademarks and domain names) it owns (or licenses, to the extent sublicensing is permitted by the applicable contract without (i) the licensor’s consent, unless consent can be obtained with no additional fees or other consideration or obligations upon sublicensor or any loss of rights, (ii) loss of any rights, (iii) additional obligations and (iv) unless the sublicensee fully reimburses the sublicensor for any fees or other consideration required to obtain the right to grant such sublicense, any additional fees or other consideration) as of the closing of the Mergers, as well as future intellectual property (other than trademarks and domain names) it creates, invents or acquires after closing of the Mergers, for any purpose (including the right to modify and create derivative works of any software); provided that the agreements providing such licenses will (a) prohibit the licensor from granting exclusive licenses with respect to such intellectual property to any Person in any manner that narrows such non-exclusive licenses to the Ultimate Parent or to such

[2]	Constituent documents of License Subsidiaries to be in form and substance satisfactory to the Administrative Agent.

Subsidiaries of the Ultimate Parent and (b) expressly allow each licensee to retain its license after a change in control or divestiture of such entity. Such licenses will also be subject to other mutually acceptable and reasonably satisfactory terms.

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SuperMedia, the Dex Entities, the Service Company and the other Shared Collateral Loan Parties other than the Ultimate Parent will deliver to each other current or contingent (e.g., through an escrow arrangement reasonably satisfactory to the Administrative Agent) possession of (i) all software source code and all documentation and training manuals relating thereto and (ii) certain other tangible or written embodiments of material technology, websites and databases (but for clarity, excluding any print directories or other publicly distributed print materials), in each case to the extent owned (or licensed, if such license grants the licensee (x) possession of same and the right to allow the foregoing entities (and any escrow agent, as applicable) to access same and (y) the right to sublicense such right of possession and access without (I) the licensor’s consent, unless consent can be obtained with no additional fees or other consideration or obligations upon sublicensor or any loss of rights, (II) loss of any rights, (III) additional obligations and (IV) unless the sublicensee fully reimburses the sublicensor for any fees or other consideration required to obtain a sublicense to such possession and access, any additional fees or other consideration) and currently used by SuperMedia, the Dex Entities, the Service Company or any of such Shared Collateral Loan Parties, as applicable, in their respective businesses. Each of such entities shall make an initial deposit of same and will be obligated to provide material updates on an ongoing basis.

The existing Tax Sharing Agreement will be amended as set forth in the form attached hereto as Exhibit B.

A new tax sharing agreement between SuperMedia entities and Dex entities as set forth in the form attached hereto as Exhibit C will be permitted.

•	For the avoidance of doubt, under the tax sharing agreements attached hereto as Exhibits B and C, the Ultimate Parent will not receive compensation for the use of its tax attributes.

Directory Consolidation Project:	The Borrower will be permitted to consolidate print directories in markets and/or with advertisers that adjoin/overlap with Dex West, RHDI and/or SuperMedia and their respective Subsidiaries, and to cross license intellectual property as needed in connection with the foregoing, all as described in greater detail on Schedule I hereto. In connection with the foregoing, the asset sale, lien and transactions with affiliates covenants will be amended to permit non-exclusive licenses of intellectual property and transfers of directories and/or titles in connection with the directory consolidation project to the extent specifically described on Schedule I hereto (Sections 6.02 and 6.05).

Interest Rate:	•	The “Applicable Rate” will be amended to 2.00% for ABR Loans and to 3.00% in the case of Eurodollar Loans.

•	The definition of “LIBO Rate” will be amended to include a 3.00% floor.

Mandatory Amortization:	The amortization schedule will be amended such that the quarterly amortization payment is (i) $16,250,000 for each fiscal quarter in fiscal 2013, (ii) $13,750,000 for each fiscal quarter in fiscal 2014 and (iii) $11,250,000 for each fiscal quarter in fiscal 2015 and 2016 (Section 2.05(a)), with all remaining outstanding amounts due at maturity on December 31, 2016. All such quarterly repayments will be made on the last day of each March, June, September, and December. If the effective date of the Dex East Amendments (the “Effective Date”) occurs after March 31, 2013, the quarterly amortization payments immediately following the Effective Date will be reduced (in direct order) by an amount equal to the difference between the scheduled amortization payment due on March 31, 2013 (so long as such payment has been made) under the Dex East Credit Agreement prior to giving effect to the Dex East Amendments (the “Existing Dex East Credit Agreement”) and the scheduled amortization payment due on March 31, 2013 described above.

Excess Cash Flow Prepayment:	The Excess Cash Flow prepayment will be amended as follows (Section 2.06(d)):

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Excess Cash Flow will be calculated as of the end of each fiscal quarter ending after the Effective Date for the period starting on January 1, 2013 and ending on the last day of such quarter (with (i) the required prepayment as of the end of any such fiscal quarter to be calculated based on Excess Cash Flow for the applicable period net of any previously made required quarterly Excess Cash Flow prepayments and (ii) with the Borrower’s Discounted Prepayment Portion of Excess Cash Flow (as defined below) and the Borrower’s Discretionary Portion of Excess Cash Flow (as defined below) as of the end of such quarter to be calculated based on Excess Cash Flow for the applicable period net of any permitted uses of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow and the Borrower’s Discretionary Portion of Excess Cash Flow, as applicable, made in prior periods). If the Effective Date occurs after the date on which the Excess Cash Flow prepayment would otherwise have been due under the Dex East Amendments in respect of the fiscal quarter ended March 31, 2013, then the quarterly Excess Cash Flow prepayment for such fiscal quarter shall be due and payable on the Effective Date.

•	The required prepayment percentage will be amended to 70% for fiscal 2013 and 2014 and 60% for fiscal 2015 and 2016.

•	15% of quarterly Excess Cash Flow for fiscal 2013 and 2014 and 20% of quarterly Excess Cash Flow for 2015 and 2016 (the “Borrower’s Discounted Prepayment Portion of Excess Cash

Flow”) will be required to be used to make a prepayment if not used to make Discounted Voluntary Prepayments as follows:

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Borrower’s Discounted Prepayment Portion of Excess Cash Flow will be available only for Discounted Voluntary Prepayments within 180 days after the delivery of financial statements for the applicable fiscal quarter (it being agreed that the availability of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow during such 180 day period, as well as the requirements in clauses (i) and (ii) in the next succeeding sentence, will not be reduced by any succeeding calculation of Excess Cash Flow).

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If such amounts are not applied to effect Discounted Voluntary Prepayments during the applicable 180-day period, such amounts shall be used (i) to make additional optional prepayments at par at the end of the fiscal quarter during which such 180-day period expires to be applied to scheduled payments as directed by the Borrower or (ii) at the Borrower’s option, to make an advance Excess Cash Flow payment pursuant to Section 2.06(d)(iii) of the Dex East Credit Agreement.

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15% of quarterly Excess Cash Flow for fiscal 2013 and 2014 and 20% of quarterly Excess Cash Flow for 2015 and 2016 (the “Borrower’s Discretionary Portion of Excess Cash Flow”) may be retained by the Borrower and utilized for purposes otherwise permitted under the Dex East Credit Agreement, including, but not limited to, at the Borrower’s option and in the Borrower’s sole discretion (i) to effect additional Discounted Voluntary Prepayments or (ii) for optional prepayments at par, to be applied to scheduled payments as directed by the Borrower.

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To the extent any Specified Charges (as defined below) are deducted in the determination of net cash provided by operating activities of the Borrower and its Subsidiaries for any period, such Specified Charges shall be added in the determination of Excess Cash Flow for such period.

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For the avoidance of doubt, any Excess Cash Flow payment due under the Existing Dex East Credit Agreement in respect of the fiscal year ended December 31, 2012, shall continue to be payable in accordance with the terms of the Existing Dex East Credit Agreement.

Affirmative Covenants:	The Borrower will continue to deliver the financial statements and other information required to be delivered under the Existing Dex East Credit Agreement, as well as financial statements with respect to Dex West, RHDI and SuperMedia that are required to be delivered by Dex West, RHDI and SuperMedia under their respective Credit Agreements (as defined below). In addition, the Borrower will deliver the following information on a quarterly basis (with reasonably descriptive detail):

•	sales metric (which will serve as leading indicator of reported print and digital revenues), for the applicable period;

•	print and digital revenue and a gross margin amount for each of such reported revenue amounts, for the applicable period; and

•	statements of cash flow from operations (with a reconciliation of net income to operating cash flow from operations and financing activities (including capital expenditures)).

Concurrently with the delivery of the financial statements required pursuant to Sections 5.01(a) and 5.01(b) of the Dex East Credit Agreement, the Borrower will be required to deliver a schedule of Services Assets (as defined in the Shared Services Agreement) contributed to the Service Company during the previous fiscal quarter with a reasonably detailed description of such Services Assets and the value thereof.

Conditions Precedent to Effectiveness	Including, but not limited to, the following:

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the negotiation, execution and delivery of definitive documentation with respect to the Dex East Amendments, including an amendment to the Intercreditor Agreement (which will, among other things, revise the percentages in Section 3.4(b) thereof to reflect the Applicable Shares of the Companies (as defined below)), in all cases reasonably satisfactory to the Administrative Agent and the Lenders;

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each of the Dex West Credit Agreement, RHDI Credit Agreement and the Credit Agreement, dated as of December 31, 2009, (as amended by the First Amendment thereto, dated as of December 14, 2010, and the Second Amendment thereto, dated as of November 8, 2011, the “SuperMedia Credit Agreement” and, together with the Dex East Credit Agreement, the Dex West Credit Agreement and the RHDI Credit Agreement, the “Credit Agreements”), among SuperMedia, the lenders parties thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, shall concurrently be amended in a manner consistent with the term sheets attached hereto as Exhibit D;

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each of Dex East, Dex West, RHDI and SuperMedia (collectively, the “Companies” and each individually, a “Company”) shall have entered into a subordinated guarantee (with respect to each Company, its “Subordinated Guarantee”) pursuant to which each Company will guarantee the obligations of the other Companies under their respective Credit Agreements (and any refinancings thereof), which guarantee (a) will be subordinated to the obligations of the Company providing such guarantee in respect of its Credit Agreement (and any refinancings thereof) on terms to be mutually agreed (including an unlimited standstill period) and (b) will include sharing provisions pursuant to which the beneficiaries of such guarantees will share the benefits of such guarantees on a pari passu basis (in accordance with the percentages used to allocate costs under the Shared Services Agreement as of the Effective Date (i.e., 53% to SuperMedia and 47% to the Dex Entities (to be shared by the Dex Entities in accordance with their applicable percentages));

•	the receipt by the Administrative Agent of executed consents to the Dex East Amendments from each Lender; and

•	additional customary closing conditions, including delivery of opinions of counsel, corporate resolutions, certificates and other documents as the Lenders shall reasonably require

Borrower’s Portion of Excess Cash Flow Baskets and other Prepayment Matters:	•	The definition of “Borrower’s Portion of Excess Cash Flow” will be amended to (i) reflect a total percentage of 30% for each fiscal quarter after the Effective Date in fiscal 2013 and 2014 and 40% for each fiscal quarter in fiscal 2015 and 2016 and (ii) reflect the Borrower’s Discounted Repayment Portion of Excess Cash Flow and the Borrower’s Discretionary Portion of Excess Cash Flow described above. In addition, the “Borrower’s Portion of Excess Cash Flow” (which may be a negative amount) will be calculated in the manner described above under the heading “Excess Cash Flow Prepayment”.

•	The basket for Permitted Acquisitions financed with the Borrower’s Portion of Excess Cash Flow will be deleted (Section 6.04(f)).

•	The basket for Specified Investments financed with the Borrower’s Portion of Excess Cash Flow will be deleted (Section 6.04(l)).

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The exception permitting Restricted Payments (a) with the Borrower’s Portion of Excess Cash to effect Specified Investments or to pay interest on the Restructuring Notes and (b) in amounts based on the Ultimate Parent PIK Election Amount will be deleted (Section 6.08(a)(iv)).

•	The basket for optional prepayments of other debt based on the Borrower’s Portion of Excess Cash Flow will be deleted (Section 6.08(b)(vi)).

•	The definition of Designated Excess Cash Expenditures will be deleted.

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The carveout to the mandatory prepayment provision for proceeds of Ultimate Parent Asset Dispositions used to effect Specified Investments will be deleted (Section 2.06(c); Section 6.1 of Shared Guarantee and Collateral Agreement ).

Financial Covenants:	•	The Leverage Ratio covenant will be amended to require a ratio at the end of each fiscal quarter below not exceeding the ratio set forth below opposite such fiscal quarter (Section 6.14):

Fiscal Quarter	Leverage Ratio
1Q 2013	5.00x
2Q 2013	5.00x
3Q 2013	5.00x
4Q 2013	5.00x
1Q 2014	4.9375x
2Q 2014	4.875x
3Q 2014	4.8125x
4Q 2014	4.75x
1Q 2015	4.6875x
2Q 2015	4.625x
3Q 2015	4.5625x
4Q 2015	4.50x
1Q 2016	4.375x
2Q 2016	4.25x
3Q 2016	4.125x
4Q 2016	4.00x

•	An interest coverage ratio covenant requiring a minimum ratio of 1.1 to 1.0 at the end of each fiscal quarter will be added.

Certain Other Negative Covenants:	The basket for additional indebtedness for borrowings from Dex West will be deleted (Section 6.01(a)(vii)).

The general unsecured indebtedness basket will be amended to prohibit indebtedness of the Borrower to any Affiliate (Section 6.01(a)(x)).

The general lien basket will be decreased from $15 million to $5 million (Section 6.02(a)(vii)).

The basket for loans and advances to employees of the Borrower will be decreased from $10 million to $2.5 million (Section 6.04(k)).

The general Investments basket will be decreased from $25 million to $5 million (Section 6.04(o)) and will prohibit Investments in Affiliates that are not Subsidiaries of the Borrower (other than Investments resulting in a purchase of assets (i) by a Newco Senior Guarantor or the Service Company in connection with equivalent Investments by the other Companies and (ii) by the Borrower or a Subsidiary in BDC in connection with equivalent Investments by Dex West and RHDI). In addition, the Borrower will be permitted to consummate up to $5 million in Permitted Acquisitions during the remaining term of the Dex East Credit Agreement (other than Permitted Acquisitions involving the purchase of assets from Affiliates that are not Subsidiaries of the Borrower).

The limitation on Asset Sales covenant (Section 6.05) will be amended to:

•	delete the basket for Permitted Asset Swaps (Section 6.05(e));

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decrease the general basket for asset sales from $50 million to $20 million subject, after the first $2.5 million, to the mandatory prepayment provisions of Section 2.06(b), and to prohibit the use of the basket for transactions with Affiliates (Section 6.05(f)); and

•	delete the additional $2.5 million general basket for asset sales (Section 6.05(j)).

The sale and leaseback basket will be decreased from $20 million to $15 million (Section 6.06).

The general basket for Restricted Payments (Section 6.08(a)(viii)) will be reduced to $2 million in any fiscal year with an aggregate cap of $5 million during the remaining term of the Dex East Credit Agreement, provided that:

•	such funds will be used to fund corporate expenses permitted under the Dex East Credit Agreement;

•	the Ultimate Parent will use proceeds of such Restricted Payments to make payments under this clause within 30 days of receipt;

•	cash balances held by the Ultimate Parent will not exceed $5 million at any one time plus any amounts held pending use under Section 6.08(a)(vi) to fund interest payments on Restructuring Notes; and

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no payments made under this clause will be used (i) to effect the repurchase, or the making of any payments in respect, of Restructuring Notes or Additional Notes or (ii) to make any payment to or investment in any Affiliate other than the Borrower or a Subsidiary of the Borrower (or any director, officer or employee of any such Affiliate).

The exception permitting Restricted Payments in amounts based on the Ultimate Parent PIK Election Amount will be deleted (Section 6.08(a)(iv)).

The basket limiting Restricted Payments to fund interest payments on Restructuring Notes (or any Additional Notes incurred to refinance the Restructuring Notes) will be amended to reflect the continuation of the Ultimate Parent PIK Election on the Restructuring Notes (Section 6.08(a)(vi)(D)).

The limitation on amendment of material documents covenant will be amended to add the Subordinated Guarantee agreement and any license agreement or escrow agreement described above under the heading “Shared Services Agreement and Tax Sharing Agreement” to the agreements that shall not be amended if such amendment is adverse in any material respect to the interests of the Lenders (Section 6.13).

The basket for Capital Expenditures (Section 6.15) will be amended such that (a) the aggregate capital expenditures for the Borrower, Dex West, RHDI and SuperMedia (collectively, the “Companies”, and each, individually, a “Company”) will not exceed $57.5 million in fiscal year 2013 and $50.0 million in any fiscal year thereafter, with a 75% non-cumulative one-year carry-forward of the unused portion of permitted Capital Expenditures in the applicable year (Capital Expenditures will first be applied to permitted amounts in such year before being applied to carried-forward amounts), provided that (a) Capital Expenditures of a Company shall either (i) relate to assets directly owned or acquired by such Company and shall be allocated to (and paid by) such Company or (ii) relate to the acquisition or development of Shared Assets and shall be allocated to (and paid by) the Companies in accordance with their applicable percentage used in the calculation of sharing of costs under the Shared Services Agreement at the time any such payment is made and (b) the aggregate capital expenditures of the Borrower shall not exceed $10 million in fiscal 2013 and 2014 and $9 million in fiscal 2015 and 2016, in each case with a 75% non-cumulative one-year carry-forward of the unused portion of permitted Capital Expenditures in the applicable year (Capital Expenditures will first be applied to permitted amounts in such year before being applied to carried-forward amounts).

The Ultimate Parent covenants will be modified to (a) prohibit the issuance of Additional Notes to finance Specified Investments or to make prepayments of indebtedness under the Credit Agreements and (b) in clause (g) thereof, require that the allocable net proceeds of the sale of any of Dex West, RHDI or SuperMedia be applied to mandatory prepayments of the Loans in accordance with the waterfall in the Intercreditor Agreement (as amended) (Section 6.17).

Events of Default:	The cross-default and judgment defaults will be amended to exclude the Loan Documents (as defined in the SuperMedia Credit Agreement) and SuperMedia and its Subsidiaries, as applicable (Article 7(g), (h) and (k)).

The following will be added as Events of Default:

•	the commencement of enforcement actions under the Shared Guarantee and Collateral Agreement;

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the commencement of enforcement actions under the Shared Services Agreement or the occurrence of an event that permits the Service Company to terminate the Shared Services Agreement with respect to any Client Company (as defined therein), and such event continues unremedied for a period of three days;

•	the failure of the Borrower to receive any payment under the Tax Sharing Agreements when due and such failure continues unremedied for a period of three days; and

•	if any license agreement or escrow agreement described above under the heading “Shared Services Agreement and Tax Sharing

Agreement” is terminated (other than upon the expiration of the term thereof), ceases to be effective or ceases to be the legally valid, binding and enforceable obligation in any material respect of any party thereto.

Guarantee and Collateral Requirements:	SuperMedia and its Subsidiaries will be excluded from the requirements of Section 5.12 (the “Further Assurances” covenant).

•	For the avoidance of doubt, none of SuperMedia’s Subsidiaries’ equity interests or assets shall be required to be pledged to the Lenders as Collateral for the Obligations.

The existing Shared Guarantee and Collateral Agreement will be amended such that (i) the Service Company will guarantee on a secured basis the obligations under the Credit Agreements (and any refinancings thereof) on a pari passu basis and (ii) in addition to its existing secured guarantees of the obligations under the Dex East Credit Agreement, the Dex West Credit Agreement and the RHDI Credit Agreement, the Ultimate Parent (and any additional Guarantors under the Dex East Credit Agreement after the Effective Date (other than the Service Company and the Borrower and its Subsidiaries)) will also guarantee the obligations under the SuperMedia Credit Agreement on an unsecured basis. Under the amended Shared Guarantee and Collateral Agreement, (i) the Service Company shall also grant liens in favor of each of the Companies to secure the performance of its obligations under the Shared Services Agreement and (ii) each Company will agree that its rights to pursue remedies and initiate enforcement actions against the Service Company shall be conditioned on a material breach by the Service Company of its obligations to such Company under the Shared Services Agreement.

Certain Definitions:	•	The definition of “Allocable Net Proceeds” will be amended to reflect the Applicable Share for the Companies (Section 1.01).

•	The definition of “Material Indebtedness” will be amended to exclude (i) the Borrower’s Subordinated Guarantee and (ii) the Indebtedness of SuperMedia and its Subsidiaries (Section 1.01).

•	The definition of “Total Indebtedness” will be amended to exclude the Borrower’s Subordinated Guarantee (Section 1.01).

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The definition of “Newco” will be amended to exclude SuperMedia and its Subsidiaries (other than for purposes of the definition of Ultimate Parent Asset Disposition, which shall be amended to cover a sale of any of the Dex Entities, SuperMedia or the Service Company) (Section 1.01).

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The definitions of “Ultimate Parent Consolidated Net Income,” “Ultimate Parent Consolidated EBITDA,” “Ultimate Parent Leverage Ratio,” “Ultimate Parent Total Indebtedness,” “Ultimate Parent PIK Election Period” and “Ultimate Parent PIK Election Amount” will be deleted (Section 1.01).

•	The definition of “Ultimate Parent Base Annual Cash Interest Amount” will be amended to reflect the Borrower’s Applicable Share (Section 1.01).

•	The definition of “Required Percentage” will be amended to 50% in the case of an Equity Issuance by the Ultimate Parent (Section 1.01).

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The definition of “Change of Control” will be amended to (i) reduce the threshold for a change of control at the Ultimate Parent in clause (e) thereof to 35% and (ii) clarify that such threshold is after giving effect to, and taking into consideration, the ownership of Ultimate Parent on a pro forma basis following the Mergers (Section 1.01).

•	The definition of “Asset Disposition” will be amended to include dispositions described in Section 6.05(f) (Section 1.01).

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The definition of “Consolidated EBITDA” will be amended (i) to add back any non-cash impact of fresh start accounting principles in connection with any reorganization plan necessary to consummate the Mergers, (ii) to specify that the add-back in clause (a)(v)(A) thereof shall only be applicable in fiscal years 2015 and 2016 (and in any event subject to a cap in any fiscal year of up to $3.5 million and only in respect of severance costs paid in such fiscal years), and (iii) to amend clause (a)(vi) thereof to limit the add-backs pursuant thereto to the charges described on Schedule II hereto (the “Specified Charges”) so long as (A) such charges are recorded during the period starting on October 1, 2012 and ending on December 31, 2013 and (B) the aggregate amount of charges added-back for all periods shall not exceed $11.7 million (it being understood that such charges may be added-back in any four quarter period which includes the quarter in which such charges are recorded) (Section 1.01).

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The definition of “Excess Cash Flow” will be amended to add back, to the extent deducted in the determination of net cash provided by operating activities of the Borrower and its Subsidiaries, the Specified Charges for such period (Section 1.01).

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The definition of “Equity Issuance” will be amended to provide that proceeds of any Equity Issuance (other than proceeds that are received as a result of (i) a non cash exchange of Restructuring Notes or Additional Notes for equity or (ii) equity that is issued on a non-cash basis as consideration for a permitted transaction) will be used first to prepay the Loans prior to any refinancing of any Restructuring Notes or Additional Notes and prior to the funding of any Specified Investment.

•	“Shared Assets” means any asset (including intellectual property rights) owned by the Service Company or any License Subsidiary (Section 1.01).

•	“Applicable Share” means the percentage equivalent to the applicable percentage used in the calculation of sharing of costs under the Shared Services Agreement as of the Effective Date (Section 1.01).

Schedule I

Directory Consolidation Project Details

The objective of the directory consolidation project is to permit the Borrower to consolidate directories in markets for which the Borrower, RHDI, Dex West or SuperMedia is the exclusive publisher that is adjacent to a market in which any of RHDI, Dex West or SuperMedia also publishes. In these affected markets, there is overlap in both distribution and/or sales operations. The consolidation of directories in these markets will increase advertiser satisfaction, improve the consumer experience, and provide increased efficiency and reduced costs for the Borrower. The proposed consolidation project will only be effected after integration of the Dex entities and the SuperMedia entities is completed.

The Borrower has identified as of the date hereof certain directories in adjacent markets that are targets for combination, as set forth in Appendix A attached hereto. In some cases, two or more directories would be discontinued, and a new directory covering the combined market would replace them. In other cases, a directory would be discontinued and those advertisers would be transferred to one or more existing directories. Upon completion of a consolidation, the Companies will calculate the contribution margin of the new directory or directories (which would include net sales, provision for bad debt, direct selling costs, print cost of sales and indirect overhead, with intercompany accounts settled in accordance with the Shared Services Agreement), with such contribution margin to be shared (in the manner as previously disclosed to the Administrative Agent) by the Companies participating in the consolidation based on the proportionate contribution margin of each of the directories included in the consolidation. Appendix A may be modified with the consent of the Agent to include additional directories identified after the date hereof.

Appendix A

Target Directories

Impacted Directories	Current Copyright Ownership
Aitkin, MN Brainerd, MN	RHDI Dex Media East
Long Prairie, MN Little Falls, MN	RHDI Dex Media East
Alexandria, MN Glenwood, MN Morris, MN	RHDI Dex Media East Dex Media East
North Platte Valley, NE Alliance, NE Casper, WY Sidney, NE West Central NE (North Platte-McCook)	RHDI Dex Media East Dex Media West Dex Media East Dex Media East
Laughlin, NV Mohave County, AZ	RHDI Dex Media West
Benson, MN Cokato, MN Granite Falls, MN Glencoe, MN Litchfield-Montevideo-Willmar, MN	RHDI RHDI RHDI RHDI Dex Media East
Lower Yakima Valley, WA Yakima Valley, WA Tri-Cities, WA	RHDI Dex Media West Dex Media West
New Richland, MN Faribault/Northfield/Owatonna/Waseca, MN	RHDI Dex Media East
Hastings, MN SE St Paul, MN South Metro, MN	RHDI Dex Media East Dex Media East
Sheridan/Carlton, OR Salem, OR	RHDI Dex Media West
Poulsbo, WA Bainbridge Island, WA Kitsap County, WA	RHDI Dex Media West Dex Media West
Quilcene, WA Port Townsend, WA Port Angeles, WA	RHDI Dex Media West Dex Media West
Chaska, MN Western Suburban Area, MN Southwest Suburban Area, MN	RHDI Dex Media East Dex Media East
Northwest Metro (Brooklyn Park), MN Northwest Suburban Area, MN Western Suburban Area, MN	RHDI Dex Media East Dex Media East
Lake City, MN Lewiston, MN Winona, MN Rochester, MN	RHDI RHDI Dex Media East Dex Media East
NW Missouri Shenandoah, IA	RHDI Dex Media East
Upper Rogue, OR Klamath Falls, OR Medford, OR	RHDI Dex Media West Dex Media West

Impacted Directories	Current Copyright Ownership
Columbia Gorge, OR Central Oregon	RHDI Dex Media West
Central & North Oregon Coast Tillamook, OR Northern Oregon Coast (Astoria) N. Central Oregon Coast (Newport-Lincoln)	RHDI RHDI Dex Media West Dex Media West

Schedule II

Restructuring Add-Backs

1.	Out-of-pocket costs, fees and expenses for attorneys, auditors, accountants, consultants, and advisors retained by the Borrower incurred in connection with the Mergers, the Dex East Amendments (including, for the avoidance of doubt, costs, fees and expenses incurred in connection with the activities specified in the second, third and fourth bullet points under the heading “Shared Services Agreement and Tax Sharing Agreement” in the Term Sheet), and the transactions contemplated by the Support and Limited Waiver Agreement dated as of December 5, 2012 (the “Support Agreement”), including, incurred in connection with the events leading up to, and throughout, the ongoing administration of the Borrower’s Chapter 11 Case (as defined in the Support Agreement).

2.	Out-of-pocket costs, fees and expenses for attorneys, auditors, accountants, consultants, and advisors retained by the Agent and the steering committee Lenders and reimbursed by the Borrower (including without limitation, the fees and expenses of the Agent and the steering committee Lenders) incurred in connection with the Dex East Amendments (including, for the avoidance of doubt, costs, fees and expenses incurred in connection with the activities specified in the second, third and fourth bullet points under the heading “Shared Services Agreement and Tax Sharing Agreement” in the Term Sheet), and the transactions contemplated by the Support Agreement, including, incurred in connection with the events leading up to, and throughout, the ongoing administration of the Borrower’s Chapter 11 Case (as defined in the Support Agreement).

Exhibit A

Amended and Restated Shared Services Agreement

See attached.

Exhibit B

Existing Tax Sharing Agreement Amendment

See attached.

Exhibit C

SuperMedia Tax Sharing Agreement

See attached.

Exhibit D

Dex West, RHDI and SuperMedia Amendment Term Sheets

See attached.

Exhibit H

SuperMedia Financing Amendments

EXHIBIT H

SUPERMEDIA INC. CREDIT AGREEMENT

Summary of Amendments1

Dex One Corporation (“Dex One”) and SuperMedia Inc. (“SuperMedia”) have entered into a Merger Agreement, dated as of August 20, 2012 (the “Merger Agreement”), by and among Dex One, NewDex, Inc. (“Newco”), Spruce Acquisition Sub, Inc. (“Merger Sub”) and SuperMedia, pursuant to which Dex One will be merged with Newco, with Newco as the surviving corporation (the “Dex Merger”), and SuperMedia will be merged with Merger Sub, with SuperMedia as the surviving corporation (the “SuperMedia Merger” and together with the Dex Merger, the “Mergers”). After giving effect to the Mergers, SuperMedia will become a direct wholly owned subsidiary of Newco. Set forth below are the proposed amendments (the “SuperMedia Amendments”) to the Credit Agreement, dated as of December 31, 2009, (as amended by the First Amendment thereto, dated as of December 14, 2010, the Second Amendment thereto, dated as of November 8, 2011, and the SuperMedia Amendments, the “SuperMedia Credit Agreement”), among SuperMedia Inc. (f/k/a Idearc Inc.) (the “Borrower”), the lenders parties thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, to be effected in connection with the consummation of the Mergers and the other transactions contemplated by the Merger Agreement. The terms “Dex East Credit Agreement”, “Dex West Credit Agreement” and “RHDI Credit Agreement” (collectively, the “Dex Credit Agreements” and together with the SuperMedia Credit Agreement, the “Credit Agreements”) shall have the respective meanings assigned to such terms in the term sheets attached hereto as Exhibit C.

Transactions:	The Mergers and the other transactions contemplated by the Merger Agreement will be permitted by making the following amendments:

•	The definition of “Change in Control” (Section 1.01) will be amended to:

•	include an exception for the consummation of the Mergers;

•

include a Change in Control in the event that any person or group acquires ownership of more than 35% of the outstanding equity interests in Newco (after giving effect to, and taking into consideration, the ownership of Newco on a pro forma basis following the Mergers);

•	include a Change in Control in the event that Newco or a wholly owned subsidiary thereof fails to own, directly or indirectly, 100% of the outstanding equity interests in SuperMedia free of Liens;

•	delete the safe harbor for Institutional Holders;[2] and

•

include a Change in Control, for so long as the Amended and Restated Shared Services Agreement (as defined below) is in existence, in the event that any person other than Newco owns any equity interests in Dex One Service, Inc. (the “Service Company”).

•	The fundamental change covenant will be amended to permit the Mergers (Section 6.03).

[1]	Capitalized terms used but not defined in this Term Sheet shall have the meaning assigned thereto in the SuperMedia Credit Agreement.
[2]	To be deleted if the post-transaction equity ownership of the Institutional Holders is below 35%.

Maturity Date:	The Maturity Date will be extended from December 31, 2015 to December 31, 2016 (Section 1.01).

Discounted Voluntary Prepayments:	The period during which Voluntary Prepayments are permitted will be extended from December 31, 2013 to December 31, 2016 (Section 2.15(a)).

Shared Services Agreement and Tax Sharing Agreement:	Each of the following will be a condition precedent to the SuperMedia Amendments:

•

SuperMedia will enter into an amended and restated shared services agreement between SuperMedia and certain of its subsidiaries and Newco and certain of its other subsidiaries in the form attached hereto as Exhibit A (the “Amended and Restated Shared Services Agreement”) providing for sharing of synergy benefits by means of payments by and among Newco and all of its subsidiaries (including SuperMedia) in accordance with the terms set forth therein. SuperMedia contributions will be funded into a separate account, subject to a deposit account control agreement in favor of the Administrative Agent as agent for the Lenders;

•

SuperMedia will enter into a tax sharing agreement between SuperMedia and certain of its subsidiaries and Newco and certain of its other subsidiaries in the form attached hereto as Exhibit B (the “Tax Sharing Agreement”) reflecting an allocation of income tax burden by and among Newco and all of its subsidiaries (including SuperMedia) in accordance with the terms set forth therein;

•	For the avoidance of doubt, under the Tax Sharing Agreement, Newco will not receive compensation for the use of its tax attributes.

•

(i) The trademarks (which include, for clarity, logos, trade dress and similar designations of origin other than domain names and are collectively referred to herein as the “trademarks”) owned by SuperMedia will be transferred (together with the associated goodwill) to and owned by a bankruptcy remote subsidiary of SuperMedia, (ii) the trademarks owned by each of Dex Media East, Inc. (“Dex East”), Dex Media West, Inc. (“Dex West”) and R.H. Donnelley Inc. (“RHDI” and, together with Dex East and Dex West, the “Dex Entities”) will be transferred (together with the associated goodwill) to and owned by bankruptcy remote subsidiaries of the Dex East, Dex West and RHDI, respectively, (iii) the trademarks owned by the Service Company and each other Shared Collateral Loan Party (as defined in the Dex Credit Agreements) (other than Newco) will be transferred (together with the associated goodwill) to and owned by a bankruptcy remote subsidiary of such Person, respectively, and (iv), in the case of each of (i), (ii) and (iii) above, each such bankruptcy remote subsidiary[3] (each, a “License Subsidiary”) will grant a fully paid-up, royalty-free, perpetual, irrevocable, non-exclusive, worldwide, fully

[3]	Constituent documents of License Subsidiaries to be in form and substance satisfactory to the Administrative Agent.

transferable and fully sublicensable license to use the trademarks it owns pursuant to (i), (ii) and (iii) above to Newco and each Subsidiary of Newco in connection with any current and future products and services of Newco and each such Subsidiary. Despite the non-exclusive nature of such licenses, each License Subsidiary will covenant not to license or assign the trademarks it owns to any third party except to an affiliate of Newco or as otherwise permitted in the SuperMedia Credit Agreement. Each such license will expressly allow each licensee to retain its license after a change in control or divestiture of such entity and will also be subject to other mutually acceptable and reasonably satisfactory terms.

•

Each of SuperMedia, the Dex Entities, the Service Company and each other Shared Collateral Loan Party will grant to Newco and each Subsidiary of Newco a fully paid-up, royalty-free, perpetual, irrevocable, non-exclusive, worldwide, fully transferable and fully sublicensable license (or sublicense, as applicable) under all intellectual property (other than trademarks and domain names) it owns (or licenses, to the extent sublicensing is permitted by the applicable contract without (i) the licensor’s consent, unless consent can be obtained with no additional fees or other consideration or obligations upon sublicensor or any loss of rights, (ii) loss of any rights, (iii) additional obligations and (iv) unless the sublicensee fully reimburses the sublicensor for any fees or other consideration required to obtain the right to grant such sublicense, any additional fees or other consideration) as of the closing of the Mergers, as well as future intellectual property (other than trademarks and domain names) it creates, invents or acquires after closing of the Mergers, for any purpose (including the right to modify and create derivative works of any software); provided that the agreements providing such licenses will (a) prohibit the licensor from granting exclusive licenses with respect to such intellectual property to any Person in any manner that narrows such non-exclusive licenses to Newco or to such Subsidiaries of Newco and (b) expressly allow each licensee to retain its license after a change in control or divestiture of such entity. Such licenses will also be subject to other mutually acceptable and reasonably satisfactory terms.

•

SuperMedia, the Dex Entities, the Service Company and the other Shared Collateral Loan Parties (as defined in the Dex Credit Agreements) other than Newco will deliver to each other current or contingent (e.g., through an escrow arrangement reasonably satisfactory to the Administrative Agent) possession of (i) all software source code and all documentation and training manuals relating thereto and (ii) certain other tangible or written embodiments of material technology, websites and databases (but for clarity, excluding any print directories or other publicly distributed print materials), in each case to the extent owned (or licensed, if such license grants the licensee (x) possession of same and the right to allow the foregoing entities (and any escrow agent, as applicable) to access same and (y) the right to sublicense such right of possession and access without (I) the licensor’s consent, unless consent can be obtained with no additional fees or other consideration or obligations upon sublicensor or any loss of rights, (II) loss of any rights, (III) additional obligations and (IV) unless the sublicensee fully reimburses the sublicensor for any fees or other consideration required to obtain a sublicense to such possession and access, any additional fees or other consideration) and currently used by SuperMedia, the Dex Entities, the Service Company or any of such Shared Collateral Loan Parties, as applicable, in their respective businesses. Each of such entities shall make an initial deposit of same and will be obligated to provide material updates on an ongoing basis.

Directory Consolidation Project:	SuperMedia will be permitted to consolidate print directories in markets and/or with advertisers that adjoin/overlap with Dex East, Dex West and/or RHDI and their respective Subsidiaries, and to cross license intellectual property as needed in connection with the foregoing, all as described in greater detail on Schedule I hereto. In connection with the foregoing, the asset sale, lien and transactions with affiliates covenants will be amended to permit non-exclusive licenses of intellectual property and transfers of directories and/or titles in connection with the directory consolidation project to the extent specifically described on Schedule I hereto (Sections 6.02, 6.05 and 6.09).

Interest Rate:	The “Applicable Margin” will be amended to 7.60% in the case of ABR Loans and to 8.60% in the case of Eurodollar Loans.

Excess Cash Flow (“Available Cash”) Prepayment:	The quarterly Available Cash prepayment will be amended as follows (Section 2.06(c)):

•	The required prepayment percentage will remain 67.5%.

•

12.5% of quarterly Available Cash (the “Borrower’s Discounted Prepayment Portion of Available Cash”) will be required to be used to make an Available Cash prepayment (if not used to make Voluntary Prepayments) as follows:

•

Borrower’s Discounted Prepayment Portion of Available Cash will be available only for Voluntary Prepayments within 180 days after the delivery of financial statements for the applicable fiscal quarter (it being agreed that the availability of the Borrower’s Discounted Prepayment Portion of Available Cash during such 180 day period, as well as the requirements in clauses (i) and (ii) in the next succeeding sentence, will not be reduced by any succeeding calculation of Available Cash).

•

If such amounts are not applied to effect Voluntary Prepayments during the applicable 180-day period, such amounts shall be used (i) to make additional optional prepayments at par at the end of the fiscal quarter during which such 180-day period expires or (ii) at the Borrower’s option, to make Advance Prepayments.

20% of quarterly Available Cash (the “Borrower’s Discretionary Portion of Available Cash”) may be retained by the Borrower and utilized for purposes otherwise permitted under the SuperMedia Credit Agreement, including, but not limited to, at the Borrower’s option and in the Borrower’s sole discretion (i) to effect additional Voluntary Prepayments or (ii) for optional prepayments at par.

•	The minimum Unrestricted Cash requirement for Voluntary Prepayments set forth in Section 2.15(a) shall be reduced from $50 million to $40 million.

•

The minimum transaction size requirement for Voluntary Prepayments set forth in Section 2.15(b) shall be reduced from $10 million to $5 million. The total amount permitted for Voluntary Prepayments after the effective date of the SuperMedia Amendments (the “Effective Date”) shall be calculated without regard to the total magnitude of Voluntary Prepayments effected prior to the Effective Date.

•

To the extent any Specified Charges (as defined below) are added back in determining Consolidated Adjusted EBITDA for any period, such Specified Charges shall be added (without duplication) in the determination of Available Cash for such period.

Affirmative Covenants:	The delivery of financial statements covenant (Section 5.01) will be amended so that SuperMedia is required to deliver:

•

the audited annual financial statements and the quarterly financial statements of Newco, as filed with the SEC, accompanied (on the same dates that the Newco financial statements are required to be delivered pursuant to the SuperMedia Credit Agreement) by:

•	stand-alone unaudited financial statements for SuperMedia and its subsidiaries in form substantially the same in all material respects as such financial statements of Newco;

•

a certificate of an officer certifying that such financial statements of SuperMedia fairly present in all material respects in accordance with GAAP the financial condition and results of operations of SuperMedia and its subsidiaries (except for income tax provisions, which would reflect an allocation to SuperMedia and its subsidiaries of Newco’s income tax provisions, in accordance with the tax sharing agreement).

•

the financial statements with respect to Dex East, Dex West and RHDI that are required to be delivered by Dex East, Dex West and RHDI under the Dex East Credit Agreement, the Dex West Credit Agreement, and the RHDI Credit Agreement, respectively.

In addition, the Borrower will deliver the following information on a quarterly basis (with reasonably descriptive detail):

•	sales metric (which will serve as leading indicator of reported print and digital revenues), for the applicable period;

•	print and digital revenue and a gross margin amount for each of such reported revenue amounts, for the applicable period; and

•	statements of cash flow from operations (with a reconciliation of net income to operating cash flow from operations and financing activities (including capital expenditures)).

Concurrently with the delivery of the financial statements required pursuant to Sections 5.01(a) and 5.01(b) of the SuperMedia Credit Agreement, the Borrower will be required to deliver a schedule of Services Assets (as defined in the Amended and Restated Shared Services Agreement) contributed to the Service Company during the previous fiscal quarter with a reasonably detailed description of such Services Assets and the value thereof.

Conditions Precedent to Effectiveness:	Including, but not limited to, the following:

•

the negotiation, execution and delivery of definitive documentation with respect to the SuperMedia Amendments, including an Intercreditor Agreement (as defined in the Dex Credit Agreements and as amended concurrently with the SuperMedia Amendments, which amendment will, among other things, revise the percentages in Section 3.4(b) thereof to reflect the Applicable Shares of the Companies (in each case as defined below)), in all cases reasonably satisfactory to the Administrative Agent and the Lenders;

•	each of the Dex Credit Agreements shall concurrently be amended in a manner consistent with the term sheets attached hereto as Exhibit C;

•

each of Dex East, Dex West, RHDI and SuperMedia (collectively, the “Companies” and each individually, a “Company”) shall have entered into a subordinated guarantee (with respect to each Company, its “Subordinated Guarantee”) pursuant to which each Company will guarantee the obligations of the other Companies under their respective Credit Agreements (and any refinancings thereof), which guarantee (a) will be subordinated to the obligations of the Company providing such guarantee in respect of its Credit Agreement (and any refinancings thereof) on terms to be mutually agreed (including an unlimited standstill period) and (b) will include sharing provisions pursuant to which the beneficiaries of such guarantees will share the benefits of such guarantees on a pari passu basis (in accordance with the percentages used to allocate costs under the Amended and Restated Shared Services Agreement as of the Effective Date (i.e., 53% to SuperMedia and 47% to the Dex Entities (to be shared by the Dex Entities in accordance with their applicable percentages));

•	the receipt by the Administrative Agent of executed consents to the SuperMedia Amendments from each Lender; and

•	additional customary closing conditions, including delivery of opinions of counsel, corporate resolutions, certificates and other documents as the Lenders shall reasonably require.

Financial Covenants:	•	The Leverage Ratio covenant will be amended to require a ratio for net indebtedness (net of up to $50 million of unrestricted cash on hand) at the end of each fiscal quarter below not exceeding the ratio set forth below opposite such fiscal quarter (Section 6.13(a)):

Fiscal Quarter	Leverage Ratio
1Q 2013	4.75x
2Q 2013	4.75x
3Q 2013	4.75x
4Q 2013	4.75x
1Q 2014	4.6875x
2Q 2014	4.625x
3Q 2014	4.5625x
4Q 2014	4.50x
1Q 2015	4.50x
2Q 2015	4.50x
3Q 2015	4.50x
4Q 2015	4.50x
1Q 2016	4.4375x
2Q 2016	4.375x
3Q 2016	4.3125x
4Q 2016	4.25x

•

The financial covenants (Section 6.13) will be amended so that the financial covenants are calculated for SuperMedia and its subsidiaries on a stand-alone basis as if, after closing of the Mergers, (1) SuperMedia were not a subsidiary of Newco and (2) the preparation of financial statements and other calculations (including without limitation the Leverage Ratio and the Consolidated Interest Coverage Ratio) in accordance with GAAP did not require or give effect to intercompany eliminations for transactions between SuperMedia and its subsidiaries on the one hand and Newco and its other subsidiaries on the other hand, and all transactions with Newco or its other subsidiaries were transactions with a person not affiliated with SuperMedia (provided that Section 6.09 will continue to apply and give effect to the affiliate status of Newco and its other subsidiaries).

Certain Other Negative Covenants:	The general unsecured indebtedness basket will be amended to prohibit indebtedness of the Borrower and its Subsidiaries to any Affiliate (Section 6.01(a)(xxi).

The limitation on Investments covenant (Section 6.04) will be amended to:

•

decrease the basket for Permitted Acquisitions to $20 million (with no additional capacity based on Available Retained Cash) during the remaining term of the SuperMedia Credit Agreement (other than Permitted Acquisitions involving the purchase of assets from Affiliates that are not Subsidiaries of the Borrower) (Section 6.04(f));

•	decrease the general Investments basket from $30 million to $20 million and prohibit Investments in Affiliates that are not

Subsidiaries of the Borrower (other than Investments resulting in a purchase of assets by a Newco Senior Guarantor (as defined in the Dex Credit Agreements) or the Service Company in connection with equivalent Investments by the other Companies) (Section 6.04(u)).

The general basket for asset sales (Section 6.05(l)) will be amended to prohibit use of the basket for transactions with Affiliates.

The Restricted Payments covenant (Section 6.08) will be amended to:

•	decrease the basket for employee stock repurchases from $10 million per fiscal year (capped at $25 million during the term of the SuperMedia Credit Agreement) to $5 million per fiscal year.

•

decrease the general basket for Restricted Payments (Section 6.08(v)) to $2 million in any fiscal year with an aggregate cap of $5 million during the remaining term of the SuperMedia Credit Agreement, provided that:

•	such funds will be used to fund corporate expenses permitted under the SuperMedia Credit Agreement;

•	Newco will use proceeds of such Restricted Payments to make payments under this clause within 30 days of receipt;

•

cash balances held by Newco will not exceed $5 million at any one time plus any amounts distributed to Newco by the Dex Entities pursuant to the Dex Credit Agreements and held pending use to fund interest payments on the Restructuring Notes; and

•

no payments made under this clause will be used (i) to effect the repurchase, or the making of any payments in respect, of Restructuring Notes or Additional Notes (in each case as defined in the Dex Credit Agreements) or (ii) to make any payment to or investment in any Affiliate other than the Borrower or a Subsidiary of the Borrower (or any director, officer or employee of any such Affiliate).

The limitation on amendment of material documents covenant (Section 6.12) will be amended to add the Shared Services Agreement, Tax Sharing Agreements, Subordinated Guarantee agreement and any license agreement or escrow agreement described above under the heading “Shared Services Agreement and Tax Sharing Agreement” to the agreements that shall not be amended if such amendment is adverse in any material respect to the interests of the Lenders.

The basket for Capital Expenditures (Section 6.14) will be amended such that (a) the aggregate capital expenditures for Dex East, Dex West, RHDI and SuperMedia (collectively, the “Companies”, and each, individually, a “Company”) will not exceed $57.5 million in fiscal year 2013 and $50 million in any fiscal year thereafter, with a 75% non-cumulative one-year carry-forward of the unused portion of permitted Capital Expenditures in the applicable year (Capital

Expenditures will first be applied to permitted amounts in such year before being applied to carried-forward amounts), provided that (a) Capital Expenditures of a Company shall either (i) relate to assets directly owned or acquired by such Company, and shall be allocated to (and paid by) such Company or (ii) relate to the acquisition or development of Shared Assets (as defined below) and shall be allocated to (and paid by) the Companies in accordance with their applicable percentage used in the calculation of sharing of costs under the Amended and Restated Shared Services Agreement at the time any such payment is made and (b) the aggregate capital expenditures of the Borrower shall not exceed $30 million in any fiscal year, with a 75% non-cumulative one-year carry-forward of the unused portion of permitted Capital Expenditures in the applicable year (Capital Expenditures will first be applied to permitted amounts in such year before being applied to carried-forward amounts).

The transactions with affiliates covenant (Section 6.09) will be amended to permit the transactions contemplated by the Amended and Restated Shared Services Agreement and the Tax Sharing Agreement.

Covenants applicable to Newco and the Service Company limiting their activities will be added in substantially the same form as the covenants applicable to Newco and the Service Company limiting their activities in the Dex Credit Agreements (as amended concurrently with the SuperMedia Amendments), including a covenant with respect to Newco to require that the Allocable Net Proceeds of the sale of any of Dex East, Dex West or RHDI be applied to mandatory prepayments of the Loans in accordance with the waterfall in the Intercreditor Agreement (as defined in the Dex Credit Agreements and as amended concurrently with the SuperMedia Amendments).

Events of Default:	The following will be added as Events of Default:

•	the occurrence of a bankruptcy event with respect to Newco or the Service Company;

•	the commencement of enforcement actions under the Shared Guarantee and Collateral Agreement (as defined in the Dex Credit Agreements);

•

the commencement of enforcement actions under the Amended and Restated Shared Services Agreement or the occurrence of an event that permits the Service Company to terminate the Amended and Restated Shared Services Agreement with respect to any Client Company (as defined therein), and such event continues unremedied for a period of three days; and

•	the failure of the Borrower to receive any payment under the Tax Sharing Agreement when due and such failure continues unremedied for a period of three days; and

•	if any license agreement or escrow agreement described above under the heading “Shared Services Agreement and Tax Sharing

Agreement” is terminated (other than upon the expiration of the term thereof), ceases to be effective or ceases to be the legally valid, binding and enforceable obligation in any material respect of any party thereto.

Guarantee and Collateral Requirements:	The Shared Guarantee and Collateral Agreement (as defined in the Dex Credit Agreements) will be amended such that (i) the Service Company will guarantee on a secured basis the obligations under the Credit Agreements (and any refinancings thereof) on a pari passu basis, and (ii) in addition to its existing secured guarantees of the obligations under the Dex East Credit Agreement, the Dex West Credit Agreement and the RHDI Credit Agreement, Newco (and any additional Guarantors under the Dex Credit Agreements after the Effective Date (other than the Service Company and the Dex Entities and the Subsidiaries of the Dex Entities)) will also guarantee the obligations of SuperMedia under the SuperMedia Credit Agreement on an unsecured basis. Under the amended Shared Guarantee and Collateral Agreement, (i) the Service Company shall also grant liens in favor of each of the Companies to secure the performance of its obligations under the Shared Services Agreement and (ii) each Company will agree that its rights to pursue remedies and initiate enforcement actions against the Service Company shall be conditioned on a material breach by the Service Company of its obligations to such Company under the Shared Services Agreement.

Certain Definitions:	•	The definitions of “Available Cash”, “Consolidated Net Income”, “Pro Forma Compliance” and “Total Indebtedness” will be amended so that such terms are calculated for SuperMedia and its subsidiaries on a stand-alone basis as if, after closing of the Mergers, (1) SuperMedia were not a subsidiary of Newco and (2) the preparation of financial statements and other calculations (including without limitation the Leverage Ratio and the Consolidated Interest Coverage Ratio) in accordance with GAAP did not require or give effect to intercompany eliminations for transactions between SuperMedia and its subsidiaries on the one hand and Newco and its other subsidiaries on the other hand, and all transactions with Newco or its other subsidiaries were transactions with a person not affiliated with SuperMedia (provided that Section 6.09 will continue to apply and give effect to the affiliate status of Newco and its other subsidiaries) (Section 1.01).

•	The definition of “Available Cash” will be amended to add back, to the extent deducted in the determination of Consolidated Adjusted EBITDA, the Specified Charges for such period (Section 1.01).

•

The definition of “Consolidated Adjusted EBITDA” will be amended (i) to add back any non-cash impact of fresh start accounting principles in connection with any reorganization plan necessary to consummate the Mergers (ii) to amend clause (f) thereof to add back, to the extent deducted in determining Consolidated Net Income for the applicable period, restructuring charges relating to the transactions contemplated by the reorganization plan as described on Schedule II hereto (the

“Specified Charges”) so long as (A) such charges are recorded during the period starting on October 1, 2012 and ending on December 31, 2013 and (B) the aggregate amount of charges added-back for all periods shall not exceed $40 million (it being understood that such charges may be added-back in any four quarter period which includes the quarter in which such charges are recorded), (iii) to specify that the add-back in clause (g)(i) thereof shall only be applicable in fiscal years 2015 and 2016 (and in any event subject to a cap in any fiscal year of up to $10 million and only in respect of severance costs paid in such fiscal years), and (iv) to delete clause (g)(ii) thereof (Section 1.01).

•	The definition of “Material Indebtedness” will be amended to exclude the Borrower’s Subordinated Guarantee (Section 1.01).

•	The definition of “Total Indebtedness” will be amended to exclude the Borrower’s Subordinated Guarantee (Section 1.01).

•	A definition of “Allocable Net Proceeds” will be inserted to reflect the Applicable Share for the Companies (Section 1.01).

•	“Shared Assets” means any asset (including intellectual property rights) owned by the Service Company or any License Subsidiary (Section 1.01).

•

“Applicable Share” means the percentage equivalent to the applicable percentage used in the calculation of sharing of costs under the Amended and Restated Shared Services Agreement as of the Effective Date (Section 1.01).

Schedule I

Directory Consolidation Project Details

The objective of the directory consolidation project is to permit SuperMedia to consolidate directories in markets for which SuperMedia, Dex West, Dex East or RHDI is the exclusive publisher that is adjacent to a market in which any of SuperMedia, Dex West, Dex East or RHDI also publishes. In these affected markets, there is overlap in both distribution and/or sales operations. The consolidation of directories in these markets is expected to increase advertiser satisfaction, improve the consumer experience, and provide increased efficiency and reduced costs for SuperMedia. The proposed consolidation project will only be effected after integration of the Dex entities and the SuperMedia entities is completed.

SuperMedia has identified as of the date hereof certain directories in adjacent markets that are targets for combination, as set forth in Appendix A attached hereto. In some cases, two or more directories would be discontinued, and a new directory covering the combined market would replace them. In other cases, a directory would be discontinued and those advertisers would be transferred to one or more existing directories. Upon completion of a consolidation, the Companies will calculate the contribution margin of the new directory or directories (which would include net sales, provision for bad debt, direct selling costs, print cost of sales and indirect overhead, with intercompany accounts settled in accordance with the Shared Services Agreement), with such contribution margin to be shared (in the manner as previously disclosed to the Administrative Agent) by the Companies participating in the consolidation based on the proportionate contribution margin of each of the directories included in the consolidation. Appendix A may be modified with the consent of the Agent to include additional directories identified after the date hereof.

Appendix A

Target Directories

Impacted Directories	Current Copyright Ownership
Aitkin, MN Brainerd, MN	RHDI Dex Media East
Long Prairie, MN Little Falls, MN	RHDI Dex Media East
Alexandria, MN Glenwood, MN Morris, MN	RHDI Dex Media East Dex Media East
North Platte Valley, NE Alliance, NE Casper, WY Sidney, NE West Central NE (North Platte-McCook)	RHDI Dex Media East Dex Media West Dex Media East Dex Media East
Laughlin, NV Mohave County, AZ	RHDI Dex Media West
Benson, MN Cokato, MN Granite Falls, MN Glencoe, MN Litchfield-Montevideo-Willmar, MN	RHDI RHDI RHDI RHDI Dex Media East
Lower Yakima Valley, WA Yakima Valley, WA Tri-Cities, WA	RHDI Dex Media West Dex Media West
New Richland, MN Faribault/Northfield/Owatonna/Waseca, MN	RHDI Dex Media East
Hastings, MN SE St Paul, MN South Metro, MN	RHDI Dex Media East Dex Media East
Sheridan/Carlton, OR Salem, OR	RHDI Dex Media West
Poulsbo, WA Bainbridge Island, WA Kitsap County, WA	RHDI Dex Media West Dex Media West
Quilcene, WA Port Townsend, WA Port Angeles, WA	RHDI Dex Media West Dex Media West
Chaska, MN Western Suburban Area, MN Southwest Suburban Area, MN	RHDI Dex Media East Dex Media East
Northwest Metro (Brooklyn Park), MN Northwest Suburban Area, MN Western Suburban Area, MN	RHDI Dex Media East Dex Media East
Lake City, MN Lewiston, MN Winona, MN Rochester, MN	RHDI RHDI Dex Media East Dex Media East
NW Missouri Shenandoah, IA	RHDI Dex Media East

Impacted Directories	Current Copyright Ownership
Upper Rogue, OR Klamath Falls, OR Medford, OR	RHDI Dex Media West Dex Media West
Columbia Gorge, OR Central Oregon	RHDI Dex Media West
Central & North Oregon Coast Tillamook, OR Northern Oregon Coast (Astoria) N. Central Oregon Coast (Newport-Lincoln)	RHDI RHDI Dex Media West Dex Media West

Schedule II

Restructuring Add-Backs

1.	Out-of-pocket costs, fees and expenses for attorneys, auditors, accountants, consultants, and advisors retained by the Borrower incurred in connection with the Mergers, the SuperMedia Amendments (including, for the avoidance of doubt, costs, fees and expenses incurred in connection with the activities specified in the second, third and fourth bullet points under the heading “Shared Services Agreement and Tax Sharing Agreement” in the Term Sheet) and the transactions contemplated by the Support and Limited Waiver Agreement dated as of December 5, 2012 (the “Support Agreement”), including, incurred in connection with the events leading up to, and throughout, the ongoing administration of the Borrower’s Chapter 11 Case (as defined in the Support Agreement).

2.	Out-of-pocket costs, fees and expenses for attorneys, auditors, accountants, consultants, and advisors retained by the Agent and the steering committee Lenders and reimbursed by the Borrower (including without limitation, the fees and expenses of the Agent and the steering committee Lenders) incurred in connection with the SuperMedia Amendments (including, for the avoidance of doubt, costs, fees and expenses, incurred in connection with the activities specified in the second, third and fourth bullet points under the heading “Shared Services Agreement and Tax Sharing Agreement” in the Term Sheet) and the transactions contemplated by the Support Agreement, including, incurred in connection with the events leading up to, and throughout, the ongoing administration of the Borrower’s Chapter 11 Case (as defined in the Support Agreement).

Exhibit A

Amended and Restated Shared Services Agreement

See attached.

Exhibit B

Tax Sharing Agreement

See attached.

Exhibit C

Dex East, Dex West and RHDI Term Sheets

See attached.

Exhibit I

Form of Tax Sharing Agreement

EXHIBIT I

AMENDED AND RESTATED TAX SHARING AGREEMENT

THIS AMENDED AND RESTATED TAX SHARING AGREEMENT (the “Agreement”) is made and entered into effective as of [                    ], by and between NEWDEX, INC. A DELAWARE CORPORATION (“NDI”), DEX ONE CORPORATION, a Delaware corporation (“DOC”), DEX MEDIA, INC., a Delaware corporation (“DMI”), DEX MEDIA EAST, INC., a Delaware corporation (“DME”), DEX MEDIA WEST, INC., a Delaware corporation (“DMW”), DEX ONE SERVICE, INC., a Delaware corporation (“DOS”), R.H. DONNELLEY CORPORATION, a Delaware corporation (“RHDC”), R.H. DONNELLEY INC., a Delaware corporation (“RHDI”), R.H. DONNELLEY APIL, INC., a Delaware corporation (“APIL”), and BUSINESS.COM, INC., a Delaware corporation (“BDC”), (collectively, including any person who hereafter becomes a party to this Agreement, the “Parties” and, individually, a “Party”).

R E C I T A L S

WHEREAS, pursuant to the Amended and Restated Shared Services Agreement dated [                    ], the Parties have agreed to share certain services and assets (the “Shared Services Agreement”);

WHEREAS, DOC is the common parent corporation of an affiliated group of corporations (the “DOC Consolidated Group”) within the meaning of Section 1504(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, each of the Parties is a member of the DOC Consolidated Group;

WHEREAS, SUPERMEDIA INC., a Delaware corporation (“SuperMedia”) together with SUPERMEDIA SALES INC., a Delaware corporation, and SUPERMEDIA SERVICES INC., a Delaware corporation (collectively, the “SuperMedia Entities” and, individually, a “SuperMedia Entity”) constitute an affiliated group of corporations within the meaning of Section 1504(a) of the Code (the “SuperMedia Group”);

WHEREAS, pursuant to the Agreement and Plan of Merger dated as of [                    ], 2012 (the “Merger Agreement”), by and among NDI, DOC, SuperMedia, SUPERMEDIA ACQUISITION SUB, INC., a Delaware corporation and a direct, wholly owned subsidiary of DOC (“Merger Sub”), (i) DOC will merge with and into NDI, with NDI as the surviving entity (the “Dex Merger”) and (ii) immediately following consummation of the Dex Merger, Merger Sub will merge with and into SuperMedia, with SuperMedia surviving the merger and becoming a wholly-owned subsidiary of NDI (the “SuperMedia Merger”);

WHEREAS, NDI will be the successor to DOC as a result of the Dex Merger and NDI will be common parent corporation of the affiliated group of corporations that are members of the DOC Consolidated Group (the “NDI Consolidated Group”);

WHEREAS, on the day following the Closing Date, each of the SuperMedia Entities will be a member of the NDI Consolidated Group;

WHEREAS, the NDI Consolidated Group has filed and intends to file consolidated federal income tax returns as permitted by Section 1501 of the Code;

WHEREAS, in certain state and local tax jurisdictions the Parties calculate income, franchise or similar tax liabilities on a consolidated, combined or unitary basis;

WHEREAS, DOS is the service agent of the NDI Consolidated Group;

WHEREAS, in furtherance of the Shared Services Agreement and the Merger Agreement, each Party desires on behalf of itself and its successors to set forth its rights and obligations with respect to taxes due for periods during and after the period in which such Party is a member of the NDI Consolidated Group;

NOW THEREFORE, the Parties hereto, intending to be legally bound and in consideration of the premises and the mutual covenants herein contained, agree as follows:

ARTICLE I

DEFINITIONS

References in this Agreement to provisions of the Code and Treasury Regulations shall include successor provisions to the Code and Treasury Regulations. All other capitalized terms used herein shall have the meaning specified herein.

“Applicable Percentage” means (i) with respect to NDI, 0%, and (ii) with respect to any other Party, 50%.

“Code” has the meaning set forth in the recitals.

“COD Utilized Tax Assets” means, with respect to any taxable year and any Party, the sum of (i) the Party’s Credit Attributes determined on a pro forma stand-alone basis and (ii) the product of (x) the Composite Rate, multiplied by (y) the Party’s Loss Attributes determined on a pro forma stand-alone basis, but only to the extent such Party’s Credit Attributes and Loss Attributes, if any, are used, or are reasonably expected to be used, in the Consolidated Return for such taxable year by reason of any cancellation of indebtedness income of any Party.

“Composite Rate” means, with respect to any taxable year, the sum of (i) the highest marginal federal income tax rate for such taxable year and (ii), as determined in good faith by NDI, the estimated tax rate of the Parties, in the aggregate, for Consolidated State Tax (net of any federal income tax benefit) with respect to such taxable year.

“Consolidated Return” means the NDI Consolidated Group’s federal income tax consolidated return.

“Consolidated State Tax” means any state and local tax calculated on a consolidated, combined or unitary basis.

“Credit Attributes” means any credit that could reduce a tax, the sharing of which is addressed in Article III of this Agreement, including, but not limited to, a investment tax credit, foreign tax credit, alternative minimum tax credit or any other credit that can be carried forward or carried back to reduce a tax.

“Deconsolidation” means any event pursuant to which a Party or SuperMedia Entity ceases to be includable in the NDI Consolidated Group.

“Dex Utilized Tax Assets” means, with respect to any taxable year and any Party, the amount equal to the sum of (i) the Party’s Credit Attributes determined on a pro forma stand-alone basis, plus (ii) the product of (x) the Composite Rate, multiplied by (y) the Party’s Loss Attributes determined on a pro forma stand-alone basis, but only to the extent such Party’s Credit Attributes and Loss Attributes, if any, are used, or are reasonably expected to be used, in the Consolidated Return for such taxable year to reduce the federal income tax attributable to any Party, less (iii) the Party’s COD Utilized Tax Assets for such taxable year.

“DOC Consolidated Group” has the meaning set forth in the recitals.

“NDI Consolidated Group” has the meaning set forth in the recitals, provided that for the avoidance of doubt the term shall be interpreted to take account of any corporations that may enter or exit the group from time to time. “Event” has the meaning set forth in Section 4.4.

“Excess DOS Payment” means, with respect to any taxable year and any Party other than NDI (which shall not be entitled to any Excess DOS Payment), such Party’s pro rata share (based on Separate Company Taxable

Income but determined without reference to any cancellation of indebtedness income) of the amount equal to the sum of (x), the sum of (i) the total amount of Dex Utilized Tax Assets for all Parties for such taxable year, plus (ii) the total amount of Utilized SuperMedia Tax Assets for all Parties for such taxable year, less (y) the total amount of Separate Company Tax Receivables for all Parties for such taxable year, less (z) the total amount of SuperMedia Tax Payables for all Parties for such taxable year.

“Exempt COD Payment” means, with respect to any taxable year and any Party, such Party’s pro rata share (based on such Party’s cancellation of indebtedness income for such taxable year) of COD Utilized Tax Assets for all Parties for such taxable year.

“Final Determination” shall mean final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for a Tax period (i) by a decision, judgment, decree or other order by any court of competent jurisdiction which has become final and not subject to further appeal, (ii) by a closing agreement entered into under Section 7121 of the Code or any other binding settlement agreement (whether or not with the Internal Revenue Service) entered into in connection with or in contemplation of an administrative or judicial proceeding, or (iii) by the completion of the highest level of administrative proceedings if a judicial contest is not or is no longer available.

“Loss Attributes” means any loss or deduction (other than a current item of loss or deduction) that could reduce a tax (other than the alternative minimum tax), the sharing of which is addressed in Article III of this Agreement, including, but not limited to, a Separate Company Taxable Loss, a net operating loss, net capital loss, charitable deduction or any other loss or deduction that can be carried forward or carried back to reduce a tax.

“Post-Deconsolidation Tax Period” means (i) any tax period beginning and ending after the date of the Deconsolidation and (ii) with respect to a tax period that begins before and ends after the date of Deconsolidation, such portion of the tax period that commences on the day immediately after the date of Deconsolidation.

“Pre-Deconsolidation Tax Period” means (i) any tax period beginning and ending before or on the date of Deconsolidation and (ii) with respect to a period that begins before and ends after the date of Deconsolidation, such portion of the tax period ending on and including the date of Deconsolidation.

“Proceeding” means any audit or other examination, protest, appeal or other administrative or judicial proceeding relating to a Party’s liability for, or refunds or adjustments to, Taxes for any Tax period.

“Separate Company Taxable Income” means, with respect to any taxable year and any Party, a Party’s federal taxable income, if any, computed on a pro forma stand-alone basis, without regard to the Tax Attributes of such Party or any other Party.

“Separate Company Taxable Loss” means, with respect to any taxable year and any Party, a Party’s federal taxable loss, if any, computed on a pro forma stand-alone basis, without regard to the Tax Attributes of such Party or any other Party.

“Separate Company Tax Payable” means, with respect to any taxable year and any Party, the product of (x) the Composite Rate, multiplied by (y) the Party’s Separate Company Taxable Income, if any, for such taxable year.

“Separate Company Tax Receivable” means, with respect to any taxable year and any Party, the product of (x) the Applicable Percentage, multiplied by (y) the sum of such Party’s Dex Utilized Tax Assets for such taxable year.

“Shared Services Agreement” has the meaning set forth in the recitals.

“SuperMedia Group” has the meaning ascribed to it in the recitals, provided that for the avoidance of doubt the term shall be interpreted to take account of any corporations that may enter or exit the group from time to time.

“SuperMedia Tax Payable” means, with respect to any taxable year and any Party, the product of (x) 50%, multiplied by (y) such Party’s Utilized SuperMedia Tax Assets.

“SuperMedia Tax Receivable” means, with respect to any taxable year and any Party, the sum of (i) the product of (x) 0% with respect to NDI and 75% with respect to any other Party, multiplied by (y) such Party’s SuperMedia Utilized Tax Assets for such taxable year, less (ii) such Party’s SuperMedia Tax Payable.

“SuperMedia Utilized Tax Assets” means, with respect to any taxable year and any Party, the amount equal to the sum of (i) the Party’s Credit Attributes determined on a pro forma stand-alone basis, plus (ii) the product of (x) the Composite Rate, multiplied by (y) the Party’s Loss Attributes determined on a pro forma stand-alone basis, but only to the extent such Party’s Credit Attributes and Loss Attributes, if any, are (I) used, or are reasonably expected to be used, in the Consolidated Return for such taxable year to reduce the federal income tax attributable to any SuperMedia Entity or (II) reduced, or reasonably expected to be reduced, as a result of any cancellation of indebtedness income of any SuperMedia Entity that is excluded from U.S. federal taxable income in such taxable year pursuant to Section 108 of the Code.

“Utilized SuperMedia Tax Assets” means, with respect to any taxable year and any Party, the amount equal to the sum of (i) the aggregate Credit Attributes of the SuperMedia Entities, plus (ii) the product of (x) the Composite Rate, multiplied by (y) the aggregate Loss Attributes of the SuperMedia Entities, but only to the extent such Credit Attributes and Loss Attributes, if any, are used, or are reasonably expected to be used, by the Parent Consolidated Group in any Tax Return for such taxable year to reduce the federal income tax (excluding any federal income tax attributable to cancellation of indebtedness income) attributable to such Party.

“Tax” or “tax” means any United States federal, state or local income, franchise or similar tax.

“Tax Attributes” means any Loss Attribute and any Credit Attribute.

“Tax Item” means any item of income, gain, loss, deduction or credit, or other attribute that may have the effect of increasing or decreasing any tax, the sharing of which is addressed in Article III of this Agreement.

“Tax Return” means any Consolidated Return and any state or local income, franchise or similar tax return on which the activities of more than one Party are reported on a consolidated, combined or unitary basis.

ARTICLE II

TAX PREPARATION

2.1    NDI agrees to prepare and timely file, or to cause to have prepared and timely filed, the Tax Returns for any period with respect to which NDI remains the common parent corporation of the NDI Consolidated Group. NDI shall be responsible for determining the elections, methods of accounting, positions, conventions and other principles of taxation to be used and the manner in which any Tax Item shall be reported on the Tax Returns.

2.2    Each Party will provide each other with the cooperation and information reasonably requested by the other Parties in connection with tax planning, the preparation or filing of any Tax Return (or claim for refund), the determination and payment of estimated tax, the conduct of any Proceeding, or the calculation of any amount under this Agreement. Such cooperation and information includes: (i) promptly forwarding copies of appropriate notices and other communications (including, information document requests, revenue agent’s reports and similar reports, notices of proposed adjustments and notices of deficiency) received from or sent to any taxing authority, (ii) providing copies of all relevant Tax Returns (including work papers and schedules), and documents relating to rulings or other determinations by taxing authorities, (iii) providing copies of records concerning the ownership and tax basis of property, (iv) providing other relevant information which either Party may possess, including explanations of documents and information provided under this Agreement, as well as access to appropriate personnel, (v) the execution of any document that may be necessary or reasonably helpful in connection with the filing of a Tax Return (or claim for refund) or in connection with any Proceeding, including waivers, consents or powers of attorney, and (vi) the use of the Parties’ reasonable efforts to obtain any documentation from a governmental authority or a third party that may be necessary or reasonably helpful in connection with any of the foregoing.

2.3    During any Pre-Deconsolidation Tax Period, NDI has the sole right to represent, in good faith, the interests of the Parties with respect to Tax Returns, and Proceedings with respect to Tax Returns, for any period for which Parent remains the common parent corporation of the NDI Consolidated Group.

ARTICLE III

TAX SHARING

3.1    As common parent for the NDI Consolidated Group, NDI shall cause and direct DOS to pay the consolidated federal income tax liability of the NDI Consolidated Group and the Consolidated State Tax liability of the Parties at such time and in such manner as such payments are required.

3.2    For each taxable year ending on or after the effective date hereof, for which a Party is included in a Tax Return, such Party shall pay to DOS an amount equal to such Party’s Separate Company Tax Payable, if any, for such taxable year.

3.3    For each taxable year ending on or after the effective date hereof, for which a Party is included in a Tax Return (including for the avoidance of doubt, any year in which a Deconsolidation takes place), DOS shall pay to such Party, an amount equal to the sum of (A) such Party’s Separate Company Tax Receivable, if any, for such taxable year, (B) such Party’s Excess DOS Payment, if any, for such taxable year, (C) such Party’s Exempt COD Payment and (D) such Party’s SuperMedia Tax Receivable, if any, for such taxable year. For the avoidance of doubt, with respect to any taxable year, a Party may both (i) pay to DOS an amount equal to such Party’s Separate Company Tax Payable and (ii) receive from DOS an amount equal to the sum of (A) such Party’s Separate Company Tax Receivable, (B) such Party’s Excess DOS Payment, (C) such Party’s Exempt COD Payment and (D) such Party’s SuperMedia Tax Receivable.

3.4    In the event the NDI Consolidated Group is liable for alternative minimum tax as defined in Section 55 of the Code, each Party shall pay its proportionate share of alternative minimum tax and shall be allocated an alternative minimum tax credit equal to such payment.

3.5    Any payments required to be made under this Article 3 by any Party for a taxable year shall promptly be paid to DOS at the time or times requested by NDI.

3.6    A final accounting of the amount of payments for any taxable year shall be made, and any necessary adjustment shall be paid, on or before October 31 of the year following such taxable year unless the extended due date of a Consolidated State Tax return is after October 31, in which case the final accounting will occur no later than 30 days following the filing of such return.

3.7    In the event of an adjustment or redetermination of any item with respect to the Consolidated Return or Consolidated State Tax as a result of a Final Determination, the filing of a tax refund claim or the filing of an amended Tax Return pursuant to which taxes are paid to a tax authority or a refund of taxes is received from a tax authority, NDI shall prepare, in accordance with the principles and procedures set forth in this Agreement, revised Tax Returns, as appropriate, to reflect the adjustment or redetermination as a result of such Final Determination, filing of a tax refund claim or filing of an amended Tax Return. Following the preparation of such revised Tax Returns, the Parties’ payment obligations under this Agreement shall be redetermined and the Parties shall make appropriate payments reflecting such redetermination.

ARTICLE IV

POST-DECONSOLIDATION

4.1    Each Party covenants that on or after a Deconsolidation it will not make or change any tax election, change any accounting method, amend any tax return or take any tax position on any tax return, take any other action, omit to take any action or enter into any transaction that results in any increased tax liability or reduction of any Tax Attribute of the NDI Consolidated Group or any member thereof in respect of any Pre-Deconsolidation Tax Period, without first obtaining the written consent of the other Parties.

4.2    In the event of a Deconsolidation, NDI may, at its option, elect, and the applicable Party shall join NDI in electing, to ratably allocate items (other than extraordinary items) of the applicable Party in accordance with relevant provisions of the Treasury Regulations Section 1.1502-76.

4.3    In the event of a Deconsolidation, during any Post-Deconsolidation Period, NDI shall promptly notify the applicable Party in writing upon receipt by any includable member of the NDI Consolidated Group of notice in writing of any Proceeding in respect of a Pre-Deconsolidation Period. The applicable Party shall be entitled to participate in such Proceeding at its own expense; provided that the applicable Party shall, following its receipt of notice of such Proceeding from NDI, promptly notify NDI in writing of its intention to participate in such Proceeding. In the event that the applicable Party elects to participate in any such proceeding, NDI shall not settle or resolve any issue that could materially affect the applicable Party’s liability for Taxes without the applicable Party’s consent; such consent not to be unreasonably withheld conditioned or delayed. NDI shall provide the applicable Party with copies of any correspondence received from the taxing authorities related to any such Proceedings controlled by NDI, as reasonably requested by the applicable Party.

4.4    NDI agrees to pay the applicable Party 100% the actual tax benefit received by the NDI Consolidated Group from the use in any Tax Period of a carryback of any Tax Attribute of the applicable Party from a Post-Deconsolidation Tax Period, determined and paid in accordance with the principles of Article III. If, subsequent to the payment by NDI to the applicable Party of any such amount, there shall be (i) a Final Determination which results in a disallowance or a reduction of the Tax Attribute so carried back or (ii) a reduction in the amount of the benefit realized by the NDI Consolidated Group as a result of any other Tax Attribute that arises in a Post-Deconsolidation Tax Period, the applicable Party shall (net of any reasonable out-of-pocket expenses) repay NDI within 90 days of such event described in (i) or (ii) of this paragraph (an “Event” or, collectively, the “Events”) any amount which would not have been payable to the applicable Party pursuant to this Section 4.4 had the amount of the benefit been determined in light of the Events.

4.5    The applicable Party shall hold NDI harmless for any penalty or interest payable by any member of the NDI Consolidated Group, solely as a result of any Event. Any such amount shall be paid by the applicable Party to NDI within 90 days of the payment by NDI or any member of the NDI Consolidated Group of any such interest or penalty.

4.6    NDI may designate DOS, as its service agent, as the payor of any payment required to be paid by NDI to an applicable Party pursuant to Section 4.4 or as the payee of any payment required to be paid by an applicable Party to NDI pursuant to Sections 4.4 or 4.5.

ARTICLE V

MISCELLANEOUS

5.1    This Agreement shall expire with respect to an applicable Party upon the date of the Deconsolidation with respect to all Post-Deconsolidation periods of such Party; provided, however, that all rights and obligations arising hereunder with respect to a Pre-Deconsolidation Tax Period shall survive until they are fully effectuated or performed; provided, further, that notwithstanding anything in this Agreement to the contrary, all rights and obligations arising hereunder with respect to a Post-Deconsolidation Tax Period shall remain in effect and its provisions shall survive for the full period of all applicable statutes of limitation (giving effect to any extension, waiver or mitigation thereof).

5.2    For any period with respect to which NDI remains the common parent corporation of the NDI Consolidated Group, NDI shall be responsible for determining the conventions and other principles for the implementation of this Agreement.

5.3    No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy by any Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. No Party shall be deemed to have waived any rights hereunder unless such waiver shall be in writing and signed by such Party. Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to a written agreement entered into by each of the Parties.

5.4    In any action, litigation or proceeding between the Parties arising out of or in relation to this Agreement, the prevailing Party in such action shall be awarded, in addition to any damages, injunctions or other relief, and without regard to whether or not such matter be prosecuted to final judgment, such Party’s reasonable costs and expenses, including but not limited to costs and reasonable attorneys’ fees incurred in bringing such action, litigation or proceeding and/or enforcing any judgment or order granted therein.

5.5    This Agreement and the Shared Services Agreement contain the entire agreement between the Parties hereto, superseding any oral statements, representations, understanding or agreements with respect to the terms or provisions of this Agreement and the Shared Services Agreement.

5.6    All notices, requests, demands, consents, instructions or other communications to any Party under this Agreement shall be in writing and mailed or delivered to each Party at the Party’s address in the records of NDI. All such notices and communications shall be effective (i) when sent by Federal Express or other overnight service of recognized standing, on the business day following the deposit with such service; (ii) three days after mailing when mailed, by registered or certified mail, first class postage prepaid and addressed as aforesaid through the United States Postal Service, and (iii) when delivered by hand, upon delivery.

5.7    The terms and provision of Section 19(c) of the Shared Services Agreement are hereby incorporated by reference.

5.8    This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors, and assigns.

5.9    If one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, no Party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

5.10    This Agreement may be executed in multiple counterparts (any one of which need not contain the signatures of more than one Party), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

5.11    This Agreement, and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or other electronic transmission, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

5.12    This Agreement constitutes the entire agreement between the parties hereto with respect to the matters covered hereby and supersedes all prior agreements and understandings between the parties.

5.13    NDI shall use commercially reasonable efforts to cause any person who hereafter becomes a member of the NDI Consolidated Group to become a Party to this Agreement, and may amend this Agreement, without the consent of any other Party to reflect the addition of such a Party. Except as provided in the preceding sentence, the terms of this Agreement shall not be waived, altered, modified, amended or supplemented except by written instrument signed by each Party.

5.14    The parties hereto shall treat any payments made pursuant to the terms of this Agreement as a tax-exempt transaction for all tax purposes, except to the extent required by applicable law.

5.15    If, due to any change in applicable law or regulation or the interpretation thereof by any court of law or other governing body having jurisdiction, subsequent to the date of the Agreement, performance of any provision of or any transaction contemplated by this Agreement shall become impracticable or impossible, the parties will use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by this Agreement.

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

DEX ONE CORPORATION

By:
Title:

DEX MEDIA, INC.

By:
Title:

DEX MEDIA EAST, INC.

By:
Title:

DEX MEDIA WEST, INC.

By:
Title:

DEX ONE SERVICE, INC.

By:
Title:

R.H. DONNELLEY CORPORATION

By:
Title:

R.H. DONNELLEY INC.

By:
Title:

R.H. DONNELLEY APIL, INC.

By:
Title:

BUSINESS.COM, INC.

By:
Title:

Exhibit J

Form of Shared Services Agreement

EXHIBIT J

AMENDED AND RESTATED SHARED SERVICES AGREEMENT

This Amended and Restated Shared Services Agreement (together with all Schedules hereto, this “Agreement”) is made as of [            ], 2013 (the “Effective Date”), by and among Dex One Service, Inc., a Delaware corporation (successor by conversion to Dex One Service LLC, a Delaware limited liability company (formerly known as RHD Service LLC)) (“Servicer”), Dex One Corporation, a Delaware corporation (“Dex One Corp”), R.H. Donnelley Inc., a Delaware corporation (“RHD Inc”), Dex Media Service LLC, a Delaware limited liability company (“Dex Service”), Dex Media, Inc., a Delaware corporation (“DMI”), Dex Media East, Inc., a Delaware corporation (“Dex East”), Dex Media West, Inc., a Delaware corporation (“Dex West”), Dex One Digital, Inc., a Delaware corporation (formerly known as Business.com, Inc.) (“Dex Digital”), Newdex, Inc., a Delaware corporation (“Newdex”), Spruce Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), R.H. Donnelley Corporation, a Delaware corporation (“RHD Corp,” and together with Dex One Corp, RHD Inc, Dex Service, DMI, Dex East, Dex West, Dex Digital, Newdex and Merger Sub, the “Dex Client Companies”), SuperMedia Inc., a Delaware corporation (“SuperMedia Inc.”), SuperMedia LLC, a Delaware limited liability company (“SuperMedia”), SuperMedia Sales Inc., a Delaware corporation (“SM Sales”), SuperMedia Services Inc., a Delaware corporation (“SM Services”) and SuperMedia UK, Ltd. (formerly known as Idearc Inceptor Ltd), a private company limited by shares incorporated in England and Wales (“SM UK,” and together with SuperMedia Inc., SuperMedia, SM Sales and SM Services, the “SM Client Companies”). The Dex Client Companies and the SM Client Companies comprise the Client Companies (the “Client Companies”).

RECITALS

WHEREAS, Servicer and the Dex Client Companies are parties to that certain Shared Services Agreement, dated as of January 29, 2010 and amended on May 17, 2010 and further amended on July 8, 2011 (as so amended, the “Original Agreement”).

WHEREAS, pursuant to the Original Agreement, Servicer agreed to provide certain administrative and other services to the Dex Client Companies and the Dex Client Companies agreed to have certain administrative and other services provided to them by Servicer, upon the terms and subject to the conditions set forth in the Original Agreement;

WHEREAS, pursuant to the Original Agreement, Dex One Corp agreed to have Servicer pay certain costs associated with certain stewardship services provided by Dex One Corp for the benefit of Servicer and the other Dex Client Companies (for which Servicer would be reimbursed by the Dex Client Companies other than Dex One Corp), and Servicer agreed to make such payments, upon the terms and subject to the conditions set forth in the Original Agreement;

WHEREAS, to enable and assist Servicer in performing the services set forth in the Original Agreement, the Dex Client Companies agreed to contribute and/or distribute certain assets of the Dex Client Companies to Servicer from time to time;

WHEREAS, on the date hereof, Dex One Corp will merge with and into Newdex (“Surviving Dex One Corp”) and Merger Sub will merge with and into SuperMedia Inc., thereby causing the SM Client Companies to become subsidiaries of Surviving Dex One Corp;

WHEREAS, Servicer, directly and through the Dex Client Companies, will provide and receive certain administrative and other services to and from the Client Companies, and Servicer will allocate certain costs among the Client Companies, upon the terms and subject to the conditions set forth herein;

WHEREAS, SuperMedia, directly and through the other SM Client Companies, will provide and receive certain administrative and other services to and from Servicer and the Client Companies until the administrative and certain other functions of the SM Client Companies and the Dex Client Companies are fully integrated, and SuperMedia’s costs for providing such Services shall be allocated by Servicer among the Client Companies, upon the terms and subject to the conditions set forth herein;

WHEREAS, the parties hereto intend to integrate administrative and certain other functions of the SM Client Companies and the Dex Client Companies as promptly as practicable so that, upon completion of such integration, Servicer provides all the Services performed by and for the SM Client Companies (the “Integration”);

WHEREAS, pursuant to Section 19(b) of the Original Agreement, Servicer and the Dex Client Companies desire to amend the Agreement to add the SM Client Companies as parties, upon the terms and subject to the conditions set forth herein and to restate the Original Agreement in its entirety.

NOW THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties do mutually agree as follows:

1.    In this Agreement, the following terms have the meanings specified or referred to in this Section 1:

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Allocated Costs” has the meaning set forth in Section 3(a).

“Allocated Share” has the meaning set forth in Section 3(c).

“Applicable Law” means any foreign, federal, state or local law, statute, regulation, rule, code or ordinance enacted, adopted, issued or promulgated by any Governmental Body or common law that apply to any party hereto, this Agreement or the activities contemplated hereby, as applicable.

“Applicable Tax Law” means any foreign, federal, state or local tax law, statute, regulation, rule, code or ordinance enacted, adopted, issued or promulgated by any Governmental Body or common law that apply to any party hereto, this Agreement or the activities contemplated hereby, as applicable.

“Asset” means any real property, tangible personal property, intangible property, equity interests or contract rights, or any interest in any of the foregoing.

“Books” has the meaning set forth in Section 9.

“Charges” has the meaning set forth in Section 3.

“Client Companies” means, collectively, the Dex Client Companies and the SM Client Companies and Client Company means any one of the Client Companies.

“Client Company Employees” has the meaning set forth in Section 3(a).

“Client Company Material” means all data, information, materials, contracts, computer systems and networks and software and associated documentation owned, licensed or leased by a Client Company which Servicer is required to access or use in connection with providing any Service.

“Confidential Information” means all information and materials of a confidential or secret nature, including the terms of this Agreement and any trade secrets, financial data, technical and business information, sales data, information regarding advertising, distribution, marketing or strategic plans, product plans, customer information, business strategies, formulae, productivity or technological advances, product designs or specifications, development schedules, computer programs or systems, designs, databases, inventions, techniques, procedures and research or research projects, that, in each case, the Recipient should reasonably recognize as being of a confidential nature.

“Credit Agreements” means, collectively, the Dex East Credit Agreement, the Dex West Credit Agreement, the RHDI Credit Agreement and the SuperMedia Loan Agreement.

“Dex Client Companies” has the meaning set forth in the preamble to this Agreement.

“Dex Digital” has the meaning set forth in the preamble to this Agreement.

“Dex East” has the meaning set forth in the preamble to this Agreement.

“Dex East Credit Agreement” means: (a) the Credit Agreement, dated as of October 24, 2007 (as amended and restated as of January 29, 2010, as further amended and restated as of the Effective Date, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among Dex One Corp, DMI, Dex East, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent; and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to refinance (whether by the same or different financial institutions) in whole or in part (under one or more agreements) the indebtedness and other obligations outstanding under the Dex East Credit Agreement referred to in clause (a) above or any other agreement or instrument referred to in this clause (b) (including adding or removing any person as a borrower, guarantor or other obligor thereunder).

“Dex One Corp” has the meaning set forth in the preamble to this Agreement.

“Dex Service” has the meaning set forth in the preamble to this Agreement.

“Dex West” has the meaning set forth in the preamble to this Agreement.

“Dex West Credit Agreement” means: (a) the Credit Agreement, dated as of July 6, 2008 (as amended and restated as of January 29, 2010, as further amended and restated as of the Effective Date, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among Dex One Corp, DMI, Dex West, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent; and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to refinance (whether by the same or different financial institutions) in whole or in part (under one or more agreements) the indebtedness and other obligations outstanding under the Dex West Credit Agreement referred to in clause (a) above or any other agreement or instrument referred to in this clause (b) (including adding or removing any person as a borrower, guarantor or other obligor thereunder).

“Direct Costs” has the meaning set forth in Section 3(a).

“Disclosing Party” has the meaning set forth in Section 14(a).

“DMI” has the meaning set forth in the preamble to this Agreement.

“Effective Date” has the meaning set forth in the preamble to this Agreement.

“Event of Default” means an “Event of Default” or any equivalent term as such term is defined in the RHDI Credit Agreement, the Dex East Credit Agreement, the Dex West Credit Agreement or the SuperMedia Loan Agreement.

“Funding Accounts” has the meaning set forth in Section 6.

“Governmental Body” means any United States federal, state or local, or any supranational or non-U.S. government, political subdivision, governmental, regulatory or administrative authority, instrumentality, agency, body or commission, self-regulatory organization, notified body, court, tribunal or judicial or arbitral body.

“Indemnified Parties” has the meaning set forth in Section 15.

“Integration” has the meaning set forth in the recitals.

“Merger Sub” has the meaning set forth in the preamble to this Agreement.

“Net Revenue” means, with respect to any Client Company for any period of determination, the applicable gross revenue of such Client Company for such period less sales allowances and customer adjustments of such Client Company for such period.

“New Service” has the meaning set forth in Section 2(a).

“New Stewardship Service” has the meaning set forth in Section 4.

“Newdex” has the meaning set forth in the preamble to this Agreement.

“Original Agreement” has the meaning set forth in the first recital to this Agreement.

“Permitted Investments” means:

(a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing or allowing for liquidation at the original par value at the option of the holder within one year from the date of acquisition thereof;

(b) investments in commercial paper (other than commercial paper issued by Servicer, any Client Company or any of their affiliates) maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;

(c) investments in certificates of deposit, banker’s acceptances, time deposits or overnight bank deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof which has a combined capital and surplus and undivided profits of not less than $500,000,000, and having a debt rating of “A-1” or better from S&P or “P-1” or better from Moody’s;

(d) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above; and

(e) money market funds that: (i) comply with the criteria set forth in Securities and Exchange Commission Rule 2a-7 under the Investment Company Act of 1940; (ii) are rated AAA by S&P and Aaa by Moody’s; and (iii) have portfolio assets of at least $5,000,000,000.

“Primary Funding Account” has the meaning set forth in Section 6.

“Recipient” has the meaning set forth in Section 14(a).

“RHD Corp” has the meaning set forth in the preamble to this Agreement.

“RHD Inc.” has the meaning set forth in the preamble to this Agreement.

“RHDI Credit Agreement” means: (a) the Third Amended and Restated Credit Agreement, dated as of January 29, 2010, as amended and restated as of the Effective Date (as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among Dex One Corp, RHD Inc, the lenders from time to time party thereto and Deutsche Bank Trust Company Americas, as Administrative Agent; and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to refinance (whether by the same or different financial institutions) in whole or in part (under one or more agreements) the indebtedness and other obligations outstanding under the RHDI Credit Agreement referred to in clause (a) above or any other agreement or instrument referred to in this clause (b) (including adding or removing any person as a borrower, guarantor or other obligor thereunder).

“Servicer” has the meaning set forth in the preamble to this Agreement.

“Services” has the meaning set forth in Section 2(a).

“Services Assets” means the Assets listed on Schedule E and other Assets used primarily for the provision of Services.

“Shared Employees” has the meaning set forth in Section 3(a).

“SM Client Companies” has the meaning set forth in the preamble to this Agreement.

“SM Sales” has the meaning set forth in the preamble to this Agreement.

“SM Services” has the meaning set forth in the preamble to this Agreement.

“Stewardship Costs” has the meaning set forth in Section 4.

“Stewardship Services” has the meaning set forth in Section 4.

“SuperMedia” has the meaning set forth in the preamble to this Agreement.

“SuperMedia Loan Agreement” means: (a) the Loan Agreement, dated as of December 31, 2009 and amended December 14, 2010 and November 8, 2011, as amended and restated as of the Effective Date and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time, among SuperMedia Inc., the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent; and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to refinance (whether by the same or different financial institutions) in whole or in part (under one or more agreements) the indebtedness and other obligations outstanding under the SuperMedia Loan Agreement referred to in clause (a) above or any other agreement or instrument referred to in this clause (b) (including adding or removing any person as a borrower, guarantor or other obligor thereunder).

“SuperMedia Inc.” has the meaning set forth in the preamble to this Agreement.

“Surviving Dex One Corp” has the meaning set forth in the recitals to this Agreement.

2.    Services to be Provided.

(a) Services. Subject to the terms and conditions set forth in this Agreement, Servicer and (until completion of the Integration) SuperMedia agree to provide to each Client Company the administrative and other services identified in Schedule A as to be performed for such Client Company (collectively with any New Services, the “Services”), it being understood and agreed that, from and after December 31, 2014, SuperMedia shall only provide Services to SM Client Companies, except (subject to Section 10(c)) with respect to (x) Services involving assets, services or rights which require the consent of third parties to transfer such assets, services or rights to the Servicer or (y) Services involving assets, services or rights as to which SuperMedia (with the consent of the Servicer) determines that a transfer of such assets, services or rights to the Servicer will be economically disadvantageous to the Client Companies. SuperMedia agrees to provide Servicer (and, if requested by any Client Company, the Client Companies) within thirty (30) days after the end of each calendar month a written report regarding the Services provided by SuperMedia and the Direct Costs and Allocated Costs of such Services, which information shall indicate in reasonable detail that such Services have been attributed as Direct Costs and Allocated Costs in a manner consistent with Servicer’s attribution of such Direct Costs and Allocated Costs under the Original Agreement. The parties hereto may, from time to time during the term of this Agreement, negotiate in good faith for services not otherwise specifically identified in Schedule A (each, a “New Service”), provided that SuperMedia shall only provide Services that Servicer is providing under this Agreement as of the Effective Date. Any agreement among the parties on the terms of any such New Service shall be deemed to be an amendment to this Agreement and thereafter such New Service shall be a “Service” for all purposes of this Agreement; provided that (x) such amendment is in accordance with the terms of the Credit Agreements and (y) an amended Schedule A is provided to the Administrative Agents under each of the Credit Agreements. At all times during the performance of the Services, employees of the provider of the Services or other persons performing Services hereunder (including any agents, temporary employees, independent third parties and consultants) shall not be deemed to be employees of the persons receiving the Services on account of such Services. Neither Servicer nor SuperMedia shall be required to perform any Services hereunder that conflict with or violate any Applicable Law or third-party rights.

(b) Service Standard. Servicer and (until completion of the Integration) SuperMedia shall use the degree of skill, care and diligence in the performance of the Services that an experienced, qualified, prudent and reputable provider of similar services under a similar services agreement would use acting in like circumstances in accordance with applicable industry standards and all Applicable Laws, including all data protection and privacy laws. Servicer and (until completion of the Integration) SuperMedia shall act honestly and in good faith in providing the Services and shall provide the Services to the Client Companies on a non-discriminatory basis and without mark-up or profit by Servicer or SuperMedia; provided that the Charges and Stewardship Costs may be marked up or provide a profit for Servicer if required by any Applicable Tax Law.

(c) Attorney-in-Fact.

(i) Subject to Section 2(c)(ii), each Client Company hereby appoints Servicer as such Client Company’s attorney-in-fact, with full authority in the place and stead of such Client Company and in the name of such Client Company or otherwise, from time to time in Servicer’s discretion, but subject to the direction of such Client Company, to take such actions on behalf of such Client Company as may be necessary or advisable for purposes of performing the Services.

(ii) Anything in Section 2(c)(i) or elsewhere in this Agreement to the contrary notwithstanding, Servicer is not authorized to execute this Agreement on behalf of or as attorney-in-fact for any Client Company or to execute any amendment, modification or waiver to or under this Agreement or any other agreement to which Servicer is a party.

3.    Charges for Services.

(a) Servicer Charges. Each Client Company shall pay the following charges to Servicer (the “Charges”) (for the avoidance of doubt, Charges shall not include any profit and shall reflect only the cost of providing the applicable Services):

(i) Direct Costs. The Charges to each Client Company under this Agreement shall include all: (i) of Servicer’s costs associated with performing a Service that can be directly attributed to such Service for such Client Company; (ii) of SuperMedia’s costs associated with performing a Service that can be directly attributed to such Service for such Client Company (which, after completion of the Integration, shall be zero) (any such costs of SuperMedia shall be calculated in the same manner as comparable costs are calculated by Servicer) and (iii) costs otherwise directly attributable to an individual Client Company (collectively, “Direct Costs”). For the avoidance of doubt, the Direct Costs of a Client Company shall include the salary, benefits and severance costs of employees substantially all of the services provided by which are for the benefit of only such Client Company (“Client Company Employees”), including without limitation the employees providing sales and marketing services to such Client Company.

(ii) Allocated Costs. The Charges to each Client Company under this Agreement shall include such Client Company’s Allocated Share of all costs incurred by Servicer that are not Direct Costs, including costs related to Services that have joint benefit for two or more Client Companies and Servicer’s overhead costs and costs paid by SuperMedia that have joint benefit for two or more Client Companies (which, after completion of the Integration, shall be zero) (collectively, “Allocated Costs”). For the avoidance of doubt, Allocated Costs shall include the salary, benefits and severance costs of employees (other than Client Company Employees) that provide services for the benefit of two or more Client Companies (“Shared Employees”). For the avoidance of doubt, Charges allocated to any Client Company as Direct Costs or Allocated Costs (including such Client Company’s share of any capital expenditures or capital lease obligations incurred by Servicer) shall also be allocated to such Client Company for financial statement purposes.

(b) Charges to SM Client Companies. Notwithstanding the foregoing, unless otherwise agreed to by the parties, all Charges to an SM Client Company shall be deemed to be Charges to SuperMedia.

(c) Allocated Share. Each Client Company’s “Allocated Share” for purposes of this Agreement shall be determined as follows:

(i) For each Service that directly benefits a Client Company, such Client Company’s Allocated Share of the Allocated Costs for such Service shall be equal to such Client Company’s annual Net Revenue for the preceding calendar year divided by the total applicable annual Net Revenue of all of the Client Companies receiving the benefits of such Service for the same period (rounded to the nearest one percent); provided that the sum of the Allocated Shares of all Client Companies receiving the benefit of any Service must equal 100%. The Client Companies’ initial Allocated Shares for Services shall be as set forth on Schedule B. Effective as of January 1st of each calendar year during the term of this Agreement, and upon the addition or removal of any Client Company pursuant to Section 18, Servicer shall reset the Client Companies’ respective Allocated Shares for each Service in accordance with this Section 3(c)(i). Upon final determination of any such reallocation by Servicer, Servicer shall submit for review and approval by each Client Company a written statement of such reallocation and the assumptions and calculations underlying such reallocation set forth in reasonable detail. All changes to determinations of Direct Costs, Allocated Shares and Allocated Costs shall only apply on a prospective basis.

(ii) Each Client Company’s Allocated Share for purposes of Sections 4 and 6 shall be equal to each Client Company’s Allocated Share set forth in Section 3(c)(i) for a Service that benefits all of the Client Companies.

(iii) (A) Not less than once every five years during the term of this Agreement (such period initially commencing on the date of the Original Agreement) and (B) upon any acquisition or divestiture by Surviving Dex One Corp or any of its direct or indirect subsidiaries of assets accounting (individually or in the aggregate with all other acquisitions or divestitures from the Effective Date) for at least 10% of the consolidated revenues or consolidated expenses of Surviving Dex One Corp and its subsidiaries (as reasonably determined by the board of directors of Surviving Dex One Corp acting in good faith), Servicer shall commission a nationally recognized accounting firm or financial institution to review the fairness of the shared Allocated Costs and the corresponding allocation methodology set forth in this Section 3(c).

(d) Determination of Charges. Servicer shall make all determinations and allocations of all Direct Costs to each Client Company and the determination of each Client Company’s Allocated Share and the allocation of Allocated Costs to each Client Company on a fair, reasonable and equitable basis in conformity with the principles set forth herein and as may be required by Applicable Law. For the avoidance of doubt, Servicer’s costs to be included in the Direct Costs and Allocated Costs shall include any and all costs of Servicer in performing the Services and otherwise in operating its business, including costs for labor, material, third-party services, overhead, taxes, legal services and information technology; provided, however, that in no event shall costs included in Direct Costs, Allocated Costs or Stewardship Costs include the allocation of indebtedness for borrowed money or interest expense in respect thereof.

4.    Stewardship Services and Costs. Surviving Dex One Corp and (until completion of the Integration) SuperMedia provide certain services to Servicer and the other Client Companies that are not directly beneficial to Servicer or any individual Client Company, but which indirectly benefit all of Servicer and the other Client Companies, as further identified in Schedule C (collectively with any New Stewardship Services, the “Stewardship Services”). The parties hereto may, from time to time during the term of this Agreement, negotiate in good faith for services not otherwise specifically identified in Schedule C (each, a “New Stewardship Service”). Any agreement among the parties on the terms of any such New Stewardship Service shall be deemed to be an amendment to this Agreement and thereafter such New Stewardship Service shall be a “Stewardship Service” for all purposes of this Agreement; provided that (x) such amendment is in accordance with the terms of the Credit Agreements and (y) an amended Schedule C is provided to the Administrative Agents under each of the Credit Agreements. Surviving Dex One Corp and (until completion of the Integration) SuperMedia incur certain costs associated with the Stewardship Services (collectively, “Stewardship Costs”). Servicer shall, on behalf of Surviving Dex One Corp, pay all of the Stewardship Costs incurred by Surviving Dex One Corp. Until the first anniversary of the Effective Date, SuperMedia, pursuant to Section 5(b), shall receive a credit for Stewardship Costs that SuperMedia incurs, provided that SuperMedia agrees to provide Servicer (and, if requested by any Client Company, the Client Companies) with information regarding the Stewardship Services provided by SuperMedia, which information shall indicate in reasonable detail that such Stewardship Services are consistent with Dex One Corp’s Stewardship Services provided under the Original Agreement. Each Client Company other than Surviving Dex One Corp shall pay Servicer an amount equal to such Client Company’s Allocated Share of the Stewardship Costs.

5.    Payment.

(a) Daily Cash Settlements. Each Client Company shall reimburse Servicer for such Client Company’s associated Charges and Allocated Share of the Stewardship Costs, in each case, in accordance with Schedule D.

(b) SuperMedia Credit for Provided Services. Until completion of the Integration, Servicer shall credit SuperMedia for amounts paid for by SuperMedia for its costs associated with performing a Service that have been directly attributed to a Service for a Client Company, with a Service that has a joint benefit for two or more Client Companies or for Stewardship Costs incurred by SuperMedia. Such credit shall be used in the monthly reconciliation described in Section 5(c).

(c) Monthly Reconciliation. Within thirty (30) days after the end of each calendar month, Servicer (and, until completion of the Integration, SuperMedia) shall submit for review and approval by each Client Company a written statement of such Client Company’s Charges and Allocated Share of the reimbursement of Stewardship Costs (and, with respect to SuperMedia, SuperMedia’s credit for the amount set forth in Section 5(b)) for such prior month. This monthly reconciliation statement shall include the following information for the relevant period: (i) Charges for Services as described in Section 3; (ii) daily cash settlement amounts as described in Section 5(a); (iii) Services that have not yet been paid in cash by Servicer (or, until completion of the Integration, SuperMedia); (iv) Stewardship Cost reimbursement amounts as described in Section 4; (v) credit given for costs paid by such Client Company pursuant to Section 5(b) (if applicable); and (vi) overpayment or underpayment amounts as defined in Section 5(d). Client Companies shall not reimburse Servicer or (until completion of the Integration) SuperMedia for Charges that have not resulted in actual cash disbursements until such time as the Charges have been paid by Servicer. Solely with respect to SuperMedia, until completion of the Integration, the excess of SuperMedia’s Charges and Allocated Share of the reimbursement of Stewardship Costs over SuperMedia’s credit for the amount set forth in Section 5(b) shall be transferred from SuperMedia to Servicer (if such difference is positive) or from Servicer to SuperMedia (if such difference is negative) within thirty (30) days after the end of each calendar month.

(d) Settlement of Monthly Reconciliation. Each Client Company may request a written report from Servicer (and, until completion of the Integration, SuperMedia) setting forth, in reasonable detail, the nature of the Services rendered and costs incurred and other relevant information to support the Charges and Stewardship Cost reimbursements (and, if applicable, credit given) included in the monthly reconciliation statement as described in Section 5(c). If the Charges and Stewardship Cost reimbursements for a Client Company (as adjusted for any credit given) in such written statement are lower than the actual Charges and Stewardship Cost reimbursements paid (as adjusted for any credit given) by such Client Company during such prior month, the amount of the difference shall be applied as a credit to the next day’s settlements pursuant to Section 5(a) until fully consumed; provided, that to the extent such credit is not fully applied to Charges and Stewardship Cost reimbursements within three (3) Business Days (or after the occurrence and during the continuation of an Event of Default, one Business Day) of such written statement, Servicer shall reimburse such Client Company for the remaining amount of such credit in cash. If the Charges and Stewardship Cost reimbursements for a Client Company (as adjusted for any credit given) in such written statement are higher than the actual Charges and Stewardship Cost reimbursements paid (as adjusted for any credit given) by such Client Company during such prior month, the amount of the difference shall be paid no later than the next business day by such Client Company to Servicer. Notwithstanding the foregoing, if the amount of the overpayment or underpayment of any Client Company in any month is less than $100,000, no settlement payment or credit shall be made and the amount of such overpayment or underpayment will be rolled forward to be considered in the next month’s reconciliation until such time as the cumulative amount of such overpayment or underpayment exceeds $100,000, at which time such difference shall be paid or credited as set forth above.

(e) Annual Non-Cash Settlements. For each year during the term of this Agreement and no later than the earlier of (i) 10 days after the date that Surviving Dex One Corp is required to file a report on Form 10-K with the Securities and Exchange Commission in compliance with the reporting requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, as amended (whether or not Surviving Dex One Corp is so subject to such reporting requirements), and (ii) 90 days after the end of each fiscal year of Surviving Dex One Corp, Servicer shall provide each Client Company with a written statement of all non-cash Charges and Stewardship Cost reimbursements for the previous calendar year for each Client Company. Settlement of such non-cash Charges and Stewardship Cost reimbursements shall be handled by the parties with non-cash dividends or similar distributions or contributions that do not involve the transfer of property.

6.    Funding Accounts. Servicer shall establish one or more funding accounts for making payment of the Client Companies’ obligations on behalf of the Client Companies pursuant to the performance of the Services and Stewardship Services (each, a “Funding Account”, and collectively, the “Funding Accounts”). The initial Funding Account established pursuant to this Section 6 prior to the Effective Date (the “Primary Funding Account”) was initially pre-funded with $5 million. After the Effective Date, Servicer may, in its reasonable discretion and with the consent of the SM Client Companies, cause the SM Client Companies to make an initial contribution to the Funding Accounts of $5 million. Servicer may elect to fund any Funding Account with a portion of the funds then maintained in any other Funding Account; provided, that at no time shall the aggregate closing balance of all of the Funding Accounts, exclusive of additional funding amounts maintained in the Funding Accounts pursuant to the next succeeding sentence, exceed $10 million. From time to time, if Servicer determines in its reasonable discretion that additional funding for any Funding Account is needed to continue to make payments of the Client Companies’ obligations on behalf of the Client Companies pursuant to the performance of the Services and Stewardship Services, Servicer shall provide the Client Companies with written notice of the same setting forth such additional funding amount, and promptly after receipt of such notice each Client Company shall pay its Allocated Share of such additional funding amount to Servicer; provided, that Servicer shall not request any such additional funding by the Client Companies in an aggregate amount exceeding the aggregate amount of Charges and reimbursements of Stewardship Costs to be made by the Client Companies during the period of two (2) Business Days following such additional funding. Notwithstanding the foregoing, at no time shall the daily aggregate closing balance of all of the Funding Accounts exceed $25 million. Servicer shall be permitted to invest the funds in the Funding Accounts in Permitted Investments. Servicer shall have no liability to any Client Company for any losses associated with any Permitted Investment made by Servicer. Any proceeds from any Permitted Investment made with funds from the any Funding Account shall be quantified on a monthly basis and applied as a credit to each Client Company in the next day’s settlements pursuant to Section 5(a), each such credit to be equal to each Client Company’s Allocated Share of such proceeds at the date of determination.

7.    Contributions / Distributions of Services Assets. From time to time, a Client Company may, through one or more transactions, contribute and/or distribute certain Services Assets to Servicer. All such contributions and distributions of Services Assets shall be conducted pursuant to separate agreement(s) or transaction(s) between the parties; provided that after the date of the contribution or distribution of all of the applicable Services Assets set forth on Schedule E for a Client Company, such Client Company shall not make any contribution or distribution of any Services Asset that was thereafter acquired by such Client Company in contemplation of such contribution or distribution. The parties intend that such contributions and distributions shall include the Services Assets listed on Schedule E. Concurrently with the delivery of the financial statements required under Sections 5.01(a) and 5.01(b) of the applicable Credit Agreement, Servicer shall provide to the administrative agent under such Credit Agreement a schedule of the Services Assets contributed to Servicer during the previous fiscal quarter with a reasonably detailed description of such Services Assets and the value thereof (as determined by Servicer in good faith); provided, that such schedule need only include intellectual property to the extent such intellectual property has been (i) issued, registered, applied for or (ii) is material and proprietary, as determined by Servicer in good faith (unless, with respect to this clause (ii), such disclosure could harm the value of such intellectual property, e.g., trade secrets). For the avoidance of doubt, nothing herein shall constitute a warranty from any Client Company with respect to such Services Assets or the contribution or distribution of such Services Assets to Servicer.

8.    Reports. Without limiting Section 5(b), Servicer and (until completion of the Integration) SuperMedia shall provide each Client Company all reports reasonably requested by such Client Company and which Servicer or (until completion of the Integration) SuperMedia reasonably determines that it can provide. Servicer and (until completion of the Integration) SuperMedia will provide such reports with the frequencies agreed upon by the applicable parties.

9.    Accounting Records and Documents. Servicer and (until completion of the Integration) SuperMedia shall be responsible for maintaining full and accurate books, accounts and records (“Books”) of all Services and Stewardship Servicers rendered pursuant to or associated with this Agreement and all Direct Costs, Allocated Costs and Stewardship Costs.

10.    Additional Obligations of the Client Companies.

(a) Instructions and Information. Each Client Company acknowledges that some of the Services to be provided hereunder require instructions and information (including access to Client Company Materials)

from such Client Company, which such Client Company shall provide to Servicer or (until completion of the Integration) SuperMedia in sufficient time for Servicer or (until completion of the Integration) SuperMedia to provide or procure such Services. Any failure by Servicer or (until completion of the Integration) SuperMedia to provide any Service due to any delay by any Client Company in providing such instructions or information shall not be considered a breach of Servicer’s or (until completion of the Integration) SuperMedia’s obligations herein, and Servicer or (until completion of the Integration) SuperMedia shall have the right to suspend the performance of any affected Service until such instruction or information is provided. Servicer and (until completion of the Integration) SuperMedia shall treat all such instructions and information as Confidential Information of the applicable Client Company.

(b) Client Company Materials. Each Client Company retains all right, title and interest in and to its Client Company Material. Each Client Company hereby grants to Servicer and (until completion of the Integration) SuperMedia a worldwide, royalty-free, fully paid-up, non-exclusive, nontransferable license to access, use, display and make derivative works of its Client Company Material solely to the extent necessary to provide the Services. This license: (i) shall be limited to the term of this Agreement (including any period pursuant to which Servicer or (until completion of the Integration) SuperMedia is providing transition assistance to such Client Company pursuant to Section 13(a); and (ii) with respect to any third-party owned Client Company Material, is granted solely to the extent permissible under the applicable third-party agreement. Servicer and (until completion of the Integration) SuperMedia shall have administrative responsibility for obtaining and maintaining all consents and licenses for Servicer’s or (until completion of the Integration) SuperMedia’s access and use of any Client Company Material that may be necessary for Servicer or (until completion of the Integration) SuperMedia in providing the Services, and each Client Company shall cooperate with Servicer and (until completion of the Integration) SuperMedia in obtaining and maintaining such consents and licenses and such Client Company shall pay all costs associated therewith with respect to its Client Company Material.

(c) Integration. Each Client Company and the Servicers agrees to use its commercially reasonable efforts to complete the Integration as promptly as practicable. In connection with the Integration, each SM Client Company shall, when commercially reasonable, assign material vendor or other supply contracts to which it is a party to the Servicer to the extent permitted by the terms of such contracts, and each Client Company agrees that material vendor or other supply contracts that directly or indirectly benefit any Client Company entered into after the date hereof shall be entered into in the name of the Servicer. For clarity, SuperMedia shall only provide Services until completion of the Integration.

11.    Term. This Agreement shall be effective as of the Effective Date, and shall continue in full force and effect with respect to Servicer and all Client Companies until terminated with respect to any or all Client Companies in accordance with Section 12.

12.    Termination.

(a) Termination for Convenience. Any Client Company may terminate this Agreement with respect to its rights and obligations hereunder for convenience by providing at least sixty (60) days’ prior written notice to Servicer.

(b) Termination upon Breach of Payment Obligation. This Agreement may be terminated by Servicer as to any Client Company which fails to make any payment required to be made under Section 5 within 30 days of notice from Servicer of such failure to pay.

13.    Consequences of Termination.

(a) Transition Assistance. Upon termination of this Agreement with respect to any Client Company, unless this Agreement is terminated with respect to such Client Company pursuant to Section 12(b) for non-payment, Servicer or (until completion of the Integration) SuperMedia shall, upon such Client Company’s request, provide such Client Company with cooperation and assistance in transitioning the Services provided hereunder to a new service provider or continue to provide such Services for so long as this agreement is in effect with respect to such Client Company. Servicer or (until completion of the Integration) SuperMedia shall provide the Services to such Client Company in substantially the same manner and at substantially the same level as such Services were provided by Servicer or SuperMedia consistent with its past practices and, to the extent applicable, with at least the same quality standards, service levels and response times as any such Services are performed by Servicer or SuperMedia for other Client Companies during the period when such transition assistance is being provided (the “Transition Period”); provided, that a failure to provide such Services at such level and quality as a result of a transfer of Client Company Employees under Section 13(c) shall not violate this Section 13(a). Notwithstanding the termination of this Agreement, during the applicable Transition Period, the applicable Client Company shall continue to pay (x) the Charges for such transition assistance, (y) the Charges for any other Services provided in accordance with Section 3 and (z) such Client Company’s Allocated Share of any Stewardship Costs in accordance with Section 4.

(b) Distribution of the Funding Account or Accounts. Promptly following the end of a Transition Period in connection with the termination of this Agreement with respect to any Client Company, Servicer shall pay to such Client Company such Client Company’s Allocated Share of the funds available in the Funding Accounts as of the effective date of such termination that are in excess of the then-outstanding obligations that Servicer is required to pay from such funds.

(c) Transfer of Client Company Employees. Promptly following termination of this Agreement with respect to any Client Company, Servicer shall transfer to such Client Company such Client Company’s Client Company Employees as well as any assets, services or rights substantially all of the use of which is to provide Services to such Client Company (it being understood and agreed that nothing herein shall obligate Servicer to transfer to such Client Company any Shared Employees or any assets, services or rights substantially all of the use of which is for the joint benefit of two or more Client Companies). Servicer shall not be entitled to any consideration in connection with any such transfer (other than reimbursement of reasonable costs and expenses related thereto) and shall execute such documents and take such other actions as may be reasonably required in connection with such transfer. Without limiting the provisions of and in accordance with Section 13(a), during the Transition Period and to the extent requested by such Client Company, Servicer shall continue to provide Services to such Client Company performed by Shared Employees consistent with this Agreement, the past practice of Servicer and such Shared Employees.

14.    Confidentiality.

(a) General. The receiving party (the “Recipient”) shall not disclose to any third party such Confidential Information of any other party (the “Disclosing Party”) disclosed to the Recipient by the Disclosing Party in connection with the Disclosing Party’s performance of this Agreement and shall not use such Confidential Information other than for purposes of the Recipient’s performance under or exercise of its rights pursuant to this Agreement.

(b) Employees and Agents. Each Recipient shall ensure that only its contractors, distributors, representatives, agents, officers and employees who have a need to have access to the Confidential Information of the Disclosing Party for purposes of such Recipient’s performance under or exercise of its rights pursuant to this Agreement shall be permitted to have access to such Confidential Information. Each Recipient shall cause its contractors, distributors, officers, representatives, agents and employees who shall have access to the Confidential Information of the Disclosing Party not to disclose to any third party any such Confidential Information and not to use such Confidential Information other than for the purposes of such Recipient’s performance under or exercise of its rights pursuant to this Agreement.

(c) Excluded Information. The undertakings of non-disclosure and non-use in this Section 14 shall not apply to information or material which the Recipient demonstrates:

(i) is or becomes generally available to the public other than as a result of any act or omission on the part of the Recipient or any contractor, distributor, representative, agent, officer or employee of the Recipient;

(ii) was available to the Recipient on a non-confidential basis prior to its disclosure by the Disclosing Party;

(iii) becomes available to the Recipient from a Person other than the Disclosing Party who is not, to the Recipient’s knowledge, subject to any legally binding obligation to keep such disclosed information confidential; or was independently developed by the Recipient without reference to the disclosed information.

(d) Compelled Disclosure. If a Recipient is compelled by court decree, subpoena or other Applicable Law to disclose any of the Confidential Information of the Disclosing Party, it shall promptly notify the Disclosing Party in writing and use reasonable good faith efforts to: (i) disclose only the specific Confidential Information legally required to be disclosed and only to the extent required; and (ii) assist the Disclosing Party (if and to the extent requested by the Disclosing Party), at the Disclosing Party’s expense, in obtaining a protective order or other appropriate assurances that the confidential nature of such Confidential Information shall be protected and preserved.

15.    Indemnification. Servicer (and, until completion of the Integration, SuperMedia) shall indemnify, defend and hold harmless each Client Company and its directors, officers and agents (collectively, the “Indemnified Parties”) from and against any and all third-party claims, suits, actions, liabilities, fines, penalties, costs, losses, damages and expenses (including reasonable fees and expenses of attorneys and other reasonable costs of investigation and defense), whether incurred by or asserted against such Indemnified Parties arising out of or resulting from the intentional tort, reckless conduct, gross negligence or bad faith (including dishonest, fraudulent or criminal acts or omissions) on the part of Servicer (or SuperMedia, as applicable) in performing or failing to perform its obligations hereunder.

16.    Limitation on Liability. IN NO EVENT SHALL ANY PARTY HERETO BE LIABLE HEREUNDER FOR ANY SPECIAL, INDIRECT, INCIDENTAL, CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES (INCLUDING LOST OR ANTICIPATED REVENUES OR PROFITS RELATING TO THE SAME) ARISING FROM ANY CLAIM RELATING TO THIS AGREEMENT OR THE PROVISION OR FAILURE TO PROVIDE ANY OF THE SERVICES TO BE PROVIDED HEREUNDER, WHETHER SUCH CLAIM IS BASED ON WARRANTY, CONTRACT, TORT (INCLUDING NEGLIGENCE OR STRICT LIABILITY) OR OTHERWISE, EVEN IF SUCH PARTY IS ADVISED OF THE POSSIBILITY OR LIKELIHOOD OF THE SAME. IN ADDITION, SERVICER SHALL HAVE NO LIABILITY TO ANY CLIENT COMPANY WITH RESPECT TO THE PERFORMANCE OF OR FAILURE TO PERFORM ANY STEWARDSHIP SERVICE.

17.    Representations and Warranties; Disclaimer.

(a) Servicer Warranties. Servicer hereby represents and warrants to each Client Company that: (i) it is an entity validly existing and in good standing under the laws of its jurisdiction of incorporation or formation; and (ii) it has all requisite power and authority to execute, deliver and perform its obligations under this Agreement.

(b) Client Companies Warranties. Each Client Company hereby represents and warrants to Servicer that: (i) it is an entity validly existing and in good standing under the laws of its jurisdiction of incorporation or formation; and (ii) it has all requisite power and authority to execute, deliver and perform its obligations under this Agreement.

(c) Disclaimer. EXCEPT AS EXPRESSLY SPECIFIED IN THIS AGREEMENT, NO WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARE MADE OR CREATED AMONG THE PARTIES, INCLUDING, BUT NOT LIMITED TO, IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT.

18.    Changes in Parties. New direct or indirect subsidiaries of Surviving Dex One Corp, which come into existence after the Effective Date, may become additional Client Companies upon mutual agreement of the parties, including agreement of any initial payment to the Primary Funding Account to be made by such additional Client Companies, and shall thereafter constitute “Client Companies” for all purposes of this Agreement. In addition, any Client Company that no longer is a direct or indirect subsidiary of Surviving Dex One Corp shall no longer be considered a party to this Agreement, and thereafter neither Servicer nor (until completion of the Integration) SuperMedia shall have an obligation to provide Services to or on behalf of such former Client Company. For the avoidance of doubt, any agreement among the parties relating to the addition of a new Client Company shall constitute an amendment to this Agreement; provided that (x) such amendment is in accordance with the terms of the Credit Agreements and (y) notice of such new Client Company is provided to the Administrative Agents under each of the Credit Agreements.

19.    Miscellaneous Provisions.

(a) Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by certified mail return receipt requested, by courier or express delivery service or by facsimile) to the address or facsimile number set forth beneath the name of such party below (or to such other address or facsimile number as such party shall have specified in a written notice given to the other parties hereto):

if to Servicer:

Dex One Service, Inc.

c/o Dex One Corporation

1001 Winstead Drive

Cary, North Carolina 27513

Attention: General Counsel

Facsimile: (919) 297-1518

if to Dex One Corp:

Dex One Corporation

1001 Winstead Drive

Cary, North Carolina 27513

Attention: General Counsel

Facsimile: (919) 297-1518

if to RHD Inc:

R.H. Donnelley Inc.

c/o Dex One Corporation

1001 Winstead Drive

Cary, North Carolina 27513

Attention: General Counsel

Facsimile: (919) 297-1518

if to Dex Service:

Dex Media Service LLC

c/o Dex One Corporation

1001 Winstead Drive

Cary, North Carolina 27513

Attention: General Counsel

Facsimile: (919) 297-1518

if to DMI:

Dex Media, Inc.

c/o Dex One Corporation

1001 Winstead Drive

Cary, North Carolina 27513

Attention: General Counsel

Facsimile: (919) 297-1518

if to Dex East:

Dex Media East, Inc.

c/o Dex One Corporation

1001 Winstead Drive

Cary, North Carolina 27513

Attention: General Counsel

Facsimile: (919) 297-1518

if to Dex West:

Dex Media West, Inc.

c/o Dex One Corporation

1001 Winstead Drive

Cary, North Carolina 27513

Attention: General Counsel

Facsimile: (919) 297-1518

if to Dex Digital:

Dex One Digital, Inc.

c/o Dex One Corporation

1001 Winstead Drive

Cary, North Carolina 27513

Attention: General Counsel

Facsimile: (919) 297-1518

if to Merger Sub:

Spruce Acquisition Sub, Inc.

c/o Dex One Corporation

1001 Winstead Drive

Cary, North Carolina 27513

Attention: General Counsel

Facsimile: (919) 297-1518

if to Newdex:

Newdex, Inc.

c/o Dex One Corporation

1001 Winstead Drive

Cary, North Carolina 27513

Attention: General Counsel

Facsimile: (919) 297-1518

if to RHD Corp:

R.H. Donnelley Corporation

c/o Dex One Corporation

1001 Winstead Drive

Cary, North Carolina 27513

Attention: General Counsel

Facsimile: (919) 297-1518

if to SuperMedia Inc.:

SuperMedia Inc.

c/o SuperMedia LLC

P.O. Box 619810

D/FW Airport, Texas 75261

Attention: General Counsel

Facsimile: (972) 453-6829

if to SuperMedia:

SuperMedia LLC

P.O. Box 619810

D/FW Airport, Texas 75261

Attention: General Counsel

Facsimile: (972) 453-6829

if to SM Sales:

SuperMedia Sales Inc.

c/o SuperMedia LLC

P.O. Box 619810

D/FW Airport, Texas 75261

Attention: General Counsel

Facsimile: (972) 453-6829

if to SM Services:

SuperMedia Services Inc.

c/o SuperMedia LLC

P.O. Box 619810

D/FW Airport, Texas 75261

Attention: General Counsel

Facsimile: (972) 453-6829

if to SM UK:

SuperMedia UK, Ltd.

c/o SuperMedia LLC

P.O. Box 619810

D/FW Airport, Texas 75261

Attention: General Counsel

Facsimile: (972) 453-6829

(b) Amendment and Restatement; Entire Agreement; Amendment. This Agreement amends and restates the Original Agreement in its entirety. From and after the Effective Date, this Agreement shall supersede the Original Agreement in its entirety. Further, this Agreement shall constitute the entire agreement among the parties with respect to the rights and responsibilities set forth herein and supersedes all prior agreements and understandings, whether written or verbal, to the extent such agreements pertain to the rights and responsibilities set forth herein. This Agreement may be amended only in a writing executed by all parties; provided, that the consent of the administrative agents under each of the Credit Agreements (which may not be unreasonably withheld, conditioned or delayed) shall be required for any material amendment to this Agreement; provided, further, that Servicer and any Client Company may amend Schedule A with respect to the provision of a Service solely to such Client Company without the written consent of the other parties, so long as such amendment of Schedule A is in accordance with Section 2; and provided, further, that the addition of a new Client Company in accordance with Section 18 shall not require the consent of the administrative agents under each of the Credit Agreements.

(c) Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws (as opposed to the conflicts of law provisions) of the State of New York. Each of the parties agrees that all disputes, controversies or claims arising out of or relating to this Agreement, or the validity, interpretation, breach or termination of this Agreement, including claims seeking redress or asserting rights under any Applicable Law, shall be brought exclusively in the federal or state courts residing within the State of New York, and the appellate courts having jurisdiction with respect to appeals from such courts, and each of the parties irrevocably and unconditionally submits to personnel jurisdiction in such courts, and waives any objection to such venue or jurisdiction or to inconveniency of such courts.

(d) Subcontractors; Assignment.

(i) With the consent of the Client Companies, such consent not to be unreasonably withheld, Servicer (or, until completion of the Integration, SuperMedia) may hire or engage one or more subcontractors or other third parties to perform any or all of its obligations under this Agreement; provided, that Servicer (or SuperMedia, as applicable) remains ultimately responsible for all of its obligations hereunder; provided, further, that the terms of any such engagement or hiring of any Affiliate of the Servicer, SuperMedia, Surviving Dex One Corp or their respective Subsidiaries shall be on terms and conditions not less favorable, considered as a whole, to Servicer (or SuperMedia, as applicable) and the Client Companies than could be obtained on an arm’s-length basis from unrelated third parties.

(ii) Except as permitted by Section 19(d)(i), no party hereto may assign or transfer, by operation of law or otherwise, this Agreement or any of its rights hereunder, and may not delegate any of its duties or obligations hereunder, in each case in whole or in part, without the prior written consent of, in the case of Servicer, all of the Client Companies, in the case of SuperMedia, all of the SM Client Companies, or in the case of any Client Company, Servicer. Any assignment or delegation made in violation of this Section 19(d)(ii) shall be void and of no effect. Subject to the foregoing, this Agreement shall be binding on the parties hereto and their permitted successors and assigns.

(e) Independent Contractor. Except as set forth in Section 2(c): (i) the relationship among the parties, as established by this Agreement, is solely that of independent contractors; (ii) no party may assume or create any obligation, representation, warranty or guarantee, express or implied, on behalf of any other party for any purpose whatsoever; and (iii) nothing in this Agreement shall be deemed to make any party the agent of another other party hereto. This Agreement does not create any partnership, joint venture or similar business relationship between the parties hereto.

(f) No Third-Party Beneficiaries. Except as provided in Section 2(a), Section 4 and Section 7 with respect to the rights of the administrative agents under the Credit Agreements to receive an amended Schedule A, Schedule C and schedule of contributed Services Assets as set forth in such sections, and except as provided in Section 15 with respect to the Indemnified Parties, this Agreement is for the sole benefit of the parties hereto and their permitted successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(g) Severability. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under Applicable Law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

(h) Force Majeure. Except for each Client Company’s obligations to pay Charges and Stewardship Cost reimbursements herein, each party hereto shall be excused from any performance required hereunder if such performance is rendered impossible or unfeasible due to any catastrophe or other major event beyond its reasonable control, including: (i) war, riot, acts of terrorism and insurrection; (ii) Applicable Law; (iii) strikes, lockouts and other serious labor disputes; (iv) floods, fires, explosions and other natural disasters; (v) any delay of sources to supply materials and equipment; (vi) government priorities; and (vii) labor or transportation problems. When such events have abated, the parties’ respective obligations hereunder shall resume.

(i) Interpretation. For purposes of this Agreement: (i) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation;” (ii) the word “or” is not exclusive; and (iii) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (1) to Sections and Schedules mean the Sections of and the Schedules attached to this Agreement; (2) to a contract, instrument or other document means such contract, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement; and (3) to a statute means such statute as amended from time to time and includes any successor legislation thereto and regulations promulgated thereunder. The Schedules referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Headings to Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

(j) Counterparts. This Agreement is legally binding when, but not until, each party has received from the others a counterpart of this Agreement signed by an authorized representative of such other parties. The parties’ representatives may sign separate, identical counterparts of this Agreement; taken together, they constitute one agreement. A signed counterpart of this document may be delivered by any reasonable means, including facsimile or other electronic transmission.

* * * * *

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the Effective Date.

DEX ONE SERVICE, INC.

By:
Name:
Title:

DEX ONE CORPORATION

By:
Name:
Title:

R.H. DONNELLEY INC.

By:
Name:
Title:

DEX MEDIA SERVICE LLC

By:
Name:
Title:

DEX MEDIA, INC.

By:
Name:
Title:

DEX MEDIA EAST, INC.

By:
Name:
Title:

DEX MEDIA WEST, INC.

By:
Name:
Title:

DEX ONE DIGITAL, INC.

By:
Name:
Title:

Signature Page to the Amended and Restated Shared Services Agreement

NEWDEX, INC.

By:
Name:
Title:

R.H. DONNELLEY CORPORATION

By:
Name:
Title:

SPRUCE ACQUISITION SUB, INC.

By:
Name:
Title:

SUPERMEDIA INC.

By:
Name:
Title:

SUPERMEDIA LLC

By:
Name:
Title:

SUPERMEDIA SALES INC.

By:
Name:
Title:

SUPERMEDIA SERVICES INC.

By:
Name:
Title:

SUPERMEDIA UK, LTD

By:
Name:
Title:

Signature Page to the Amended and Restated Shared Services Agreement

SCHEDULE A SERVICES

I.    Dex Service, DMI, RHD Corp., SuperMedia Inc., SM Sales, SM Services, SM UK. Servicer will not provide any Services to Dex Service, DMI, RHD Corp., SuperMedia Inc., SM Sales, SM Services or SM UK.

II.    Services Provided to RHD Inc, Dex East, Dex West and SuperMedia. Servicer shall provide the following Services to each of RHD Inc, Dex East, Dex West and SuperMedia:

1.	General and Administration Services. The following general and administration services: (a) Executive; (b) Finance; (c) Human Resources; (d) Legal; (e) Information Technology; (f) Corporate Facilities; (g) Publishing; and (h) Communications.

2.	Operations Support Services. The following business operations support services: (a) Marketing and Advertising; (b) Print & Delivery Management; (c) Customer Service; (d) Billing; (e) Credit; (f) Collections (excluding, for the avoidance of doubt, actual receipt of receivables, which shall continue to be received by each Client Company individually); and (g) Operations Facilities.

3.	Sales Leadership and Effectiveness Services. The following sales leadership and effectiveness services: (a) Sales Leadership Team; (b) Sales Reporting; (c) Training; (d) Sales Office Support; (e) Sales Compensation Analysis; and (f) National Sales.

4.	Digital Operations Services. The following digital operations services: (a) Digital Information Technology; (b) Leadership team; (c) Non-Print Product Development; and (d) Digital Sales and expense reporting.

III.    Services Provided to RHD Inc, Dex East, Dex West, Surviving Dex One Corp and SuperMedia. Servicer shall provide the following Services to each of RHD Inc, Dex East, Dex West, Surviving Dex One Corp and SuperMedia:

1. Tax Sharing Services. The tax sharing services described in the following Tax Sharing Agreements:

(i) Amended and Restated Tax Sharing Agreement, dated             , by and between Newdex, Inc., Dex One Corporation, Dex Media, Inc., Dex Media East, Inc., Dex Media West, Inc., Dex One Service, Inc., R.H. Donnelley Corporation, R.H. Donnelley Inc., R.H. Donnelley Apil, Inc., and Business.Com, Inc.

(ii) SuperMedia-Dex Tax Sharing Agreement, dated             , by and between Supermedia Inc., Supermedia Sales Inc., Supermedia Services Inc., Dex One Corporation, Newdex, Inc., and Dex One Service, Inc.

III.    Services Provided by SuperMedia.    Until the completion of the Integration, SuperMedia (i) shall provide to the SM Client Companies the same Services as set forth in Section II of this Schedule A and (ii) may provide Services to other Client Companies to the extent agreed to between SuperMedia and Servicer (and Servicer’s obligation to provide such Services shall be deemed satisfied).

SCHEDULE B

INITIAL ALLOCATED SHARES

1.	Surviving Dex One Corp’s, DMI’s, Dex Service’s, RHD Corp’s, SuperMedia Inc.’s, SM Sales’, SM Services’ and SM UK’s initial Allocated Share shall be 0% for all Services and other determinations.

2.	For Services that benefit RHD Inc, Dex East, Dex West and SuperMedia and the Stewardship Services, the initial Allocated Shares for the Allocated Costs shall be as follows:

Client Company	Allocated Share
RHD Inc	19%
Dex East	13%
Dex West	15%
SuperMedia	53%

SCHEDULE C

STEWARDSHIP SERVICES

The following functions shall constitute Stewardship Services: (a) Directors and Officers Insurance; (b) Board of Directors Expenses; (c) Chief Executive Officer; (d) Chief Financial Officer; (e) Treasury Employees; (f) Merger and Acquisition Employees; (g) Allocated Portion of Surviving Dex One Corp Third-Party Audit Fees; (h) Legal; and (i) Investor Relations/Corporate Communications.

SCHEDULE D

DAILY CASH SETTLEMENTS

Servicer shall make daily cash settlements in connection with Servicer’s payment of amounts on behalf of the Client Companies in connection with the Services and each Client Company’s reimbursement of its Allocated Share of the Stewardship Costs as follows:

1.	Accounts Payable Checks. As accounts payable checks are presented for payment, funds will automatically move from the applicable Funding Account to the accounts payable disbursement account to cover such checks. The following day, Servicer will provide a funding report detailing the prior day’s check disbursements for each Client Company, and will transfer such amounts from the appropriate Client Company other than Surviving Dex One Corp to the applicable Funding Account.

2.	Accounts Payable ACH Transactions. Each day Servicer may create files detailing accounts payable ACH transactions to be paid by Servicer in connection with the Services or Stewardship Services, as applicable. Servicer will provide a funding report detailing the ACH transactions for each Client Company, and Servicer will transfer the appropriate amount of funds from each Client Company other than Surviving Dex One Corp to the applicable Funding Account the same day that Servicer moves the amount of such funds from the applicable Funding Account to the accounts payable disbursement account to cover the payments set forth in such ACH files.

3.	Accounts Payable Wire Transfers. Each day Servicer may initiate accounts payable wire transfers to be paid by Servicer in connection with the Services or Stewardship Services, as applicable. Servicer will transfer the appropriate amount of funds from each Client Company other than Surviving Dex One Corp to the applicable Funding Account the same day that the wire transfer is debited from the applicable Funding Account to cover the payments made by wire transfer.

4.	Payroll Funding. Each day Servicer may create files detailing the total amount of payroll-related disbursements to be paid by Servicer in connection with the Services. Servicer will provide a funding report detailing the payroll-related disbursements for each Client Company, and Servicer will transfer the appropriate amount of funds from each Client Company other than Surviving Dex One Corp to the applicable Funding Account on the pay date or earlier if required by the financial institution that provides these banking services to Servicer.

Notwithstanding the foregoing, until completion of the Integration, Servicer shall not make daily cash settlements in accordance with this Schedule for SM Client Companies. Instead, settlement will occur with respect to the SM Client Companies on a monthly basis as described in Section 5(c) within thirty (30) days after the end of each calendar month.

SCHEDULE E

CONTEMPLATED INITIAL CONTRIBUTED AND/OR DISTRIBUTED ASSETS

RHD Inc., Dex East and Dex West intend to contribute or have contributed the following assets to Servicer:

Asset Category	Asset Description

Developed Software	Internally developed or enhanced software applications, including, for example, Oracle (full suite of modules - e.g., human resources, accounts payable, payroll, procurement and general ledger), BIW Insight (marketing) and Prepsmart (sales management)

Buildings & Leasehold Improvements	Includes building renovations, cabling, bathroom fixtures, etc., for leased properties occupied by shared employees

Furniture and Fixtures	Includes cubicles, desks, chairs, file cabinets, etc., used by shared employees

Computer Equipment	Includes servers, desktops, laptops, etc., used by shared employees

Machinery and Equipment	Includes copiers, printers, scanners, NetJets lease, telephone equipment, etc., used by shared employees

Licensed Software	Purchased software licenses and applications, including, for example, Oracle eBusiness Suite, Hyperion (several reporting modules - e.g., strategic finance, financial management, Essbase and Smart View)

Exhibit K

Form of SuperMedia Pre-Pack Plan

See Appendix G of this

Form S-4 Registration Statement

Exhibit L

Form of Dex Pre-Pack Plan

See Appendix F of this

Form S-4 Registration Statement

APPENDIX B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NEWDEX, INC.

(originally incorporated on August 17, 2012, under the name Newdex, Inc.)

1. Name. The name of the corporation is Dex Media Inc. (the “Corporation”).

2. Registered Office and Agent. The registered office of the Corporation in the State of Delaware is located at 1201 North Market Street, 18th Floor, Post Office Box 1347, in the City of Wilmington, County of New Castle (19801). The name of its registered agent at such address is Delaware Corporation Organizers, Inc.

3. Nature of Business; Purpose. The nature of the business or purpose to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (as amended, the “DGCL”).

4. Capital Stock. The total number of shares of capital stock which the Corporation shall have authority to issue is Three Hundred Ten Million (310,000,000) shares, consisting of: (a) Three Hundred Million (300,000,000) shares of common stock, $.001 par value per share (the “Common Stock”); and (b) Ten Million (10,000,000) shares of preferred stock, $.001 par value per share (the “Preferred Stock”), issuable in one or more series as hereinafter provided.

A. Common Stock. Except as otherwise provided (i) by the DGCL, (ii) by Article 4.B, or (iii) by resolutions, if any, of the Board of Directors fixing the relative powers, preferences and rights and the qualifications, limitations or restrictions of any series of Preferred Stock, the entire voting power of the shares of the Corporation for the election of directors and for all other purposes shall be vested exclusively in the Common Stock. Each share of Common Stock shall have one vote upon all matters to be voted on by the holders of the Common Stock. Subject to the rights and preferences of any series of Preferred Stock (as fixed by resolutions, if any, of the Board of Directors), the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board of Directors from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions. Each share of Common Stock shall share equally, subject to the rights and preferences of any series of outstanding Preferred Stock (as fixed by resolutions, if any, of the Board of Directors), in all assets of the Corporation, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, or upon any distribution of the assets of the Corporation.

B. Preferred Stock. The Preferred Stock may be issued at any time and from time to time in one or more series. Subject to the provisions of this Amended and Restated Certificate of Incorporation, the Board of Directors is hereby expressly authorized to fix from time to time by resolution or resolutions, the designation of any series of Preferred Stock (which may be distinguished by number, letter or title) and the number of shares of any series of Preferred Stock, and to determine the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of any such series, including, without limitation, to provide that any such series may be: (i) subject to redemption (including any sinking or purchase fund) at such time or times and at such price or prices or rate or rates, and with such adjustments; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series of stock; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (iv) convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, at such price or prices or at such rate or rates of conversion or exchange and any adjustments thereto; or (v) entitled to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any subsidiary of the Corporation, upon the issue of any additional stock (including additional shares of such series or of any other class or series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Corporation or any subsidiary of the Corporation of any outstanding stock of the Corporation; all as may be stated in such resolution or resolutions. Further, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any such series, the Board of Directors is authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issuance of shares of that series. Shares of any series of Preferred Stock which have been redeemed (whether through the operation of a sinking fund or otherwise) or otherwise acquired by the Corporation, or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes or series shall have the status of authorized and unissued shares of Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issue of any series of Preferred Stock and to any filing required by law.

[C. Non-Voting Stock. Notwithstanding anything herein to the contrary, the Corporation shall not be authorized to issue non-voting capital stock of any class, series or other designation to the extent prohibited by Section 1123(a)(6) of chapter 11 of title 11 of the United States Code, as amended (the “Bankruptcy Code”); provided, however, that the foregoing restriction shall (i) have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code, (ii) only have such force and effect for so long as such Section 1123(a)(6) is in effect and applies to the Corporation and (iii) be deemed void or eliminated if required under applicable law.]1

5. Board of Directors.

A. General. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Directors need not be stockholders of the Corporation or residents of the State of Delaware. Elections of directors need not be by ballot.

B. Number. Except as otherwise provided by resolutions, if any, of the Board of Directors fixing the relative powers, preferences and rights and the qualification, limitations or restrictions of any series of Preferred Stock, the number of directors constituting the Board of Directors shall be not less than 3 directors, the exact number of directors to be fixed by, or in the manner provided in, the Bylaws of the Corporation. In no case shall a decrease in the number of directors remove or shorten the term of any incumbent director.

C. Committees. The Board of Directors may, in the manner provided in the Bylaws of the Corporation, designate one or more committees which, to the extent provided in the Bylaws of the Corporation or any resolution of the Board of Directors, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation to the full extent permitted by law, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the Bylaws of the Corporation or as may be determined from time to time by resolution adopted by the Board of Directors.

[1]	Bracketed text to be included only if Newdex files for Chapter 11 bankruptcy and the Dex Merger (as defined in the Amended and Restated Agreement and Plan of Merger, dated as of December 5, 2012, by and among Dex One Corporation, Newdex, Inc., Spruce Acquisition Sub, Inc. and SuperMedia Inc.) is consummated through such Chapter 11 bankruptcy.

D. Bylaws. Subject to any limitations that may be imposed by the stockholders, the Board of Directors shall have power to make, alter, amend or repeal any or all of the Bylaws of the Corporation in the manner and subject to the approval requirement set forth in the Bylaws.

6. Preemptive Rights. No holder of shares of stock of the Corporation of any class shall have any preemptive right or be entitled as a matter of right to subscribe for or purchase any part of any new or additional issue of stock or any securities of any kind whatsoever, whether now or hereafter authorized.

7. Stockholder Action Without a Meeting. Except as otherwise provided by resolutions, if any, of the Board of Directors fixing the relative powers, preferences and rights and the qualifications, limitations or restrictions of any series of Preferred Stock, no action may be taken by stockholders of the Corporation, except at an annual or special meeting of stockholders of the Corporation, and stockholder action by written consent is prohibited.

8. Personal Liability. No person who is or was a director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL as the same exists or hereafter may be amended. If the DGCL is hereafter amended to authorize corporate action further limiting or eliminating the liability of directors, then the liability of a director to the Corporation or its stockholders shall be limited or eliminated to the fullest extent permitted by the DGCL, as so amended. Any repeal, amendment or modification of this Article 8 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article 8 will, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to further limit or eliminate the liability of directors) and shall not adversely affect (or eliminate or reduce) any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any event or act or omission of such director occurring prior to, such repeal, amendment or modification or adoption of such inconsistent provision with respect to events, acts or omissions occurring prior to such repeal, amendment or modification or adoption of such inconsistent provision, or if applicable, modification of law.

9. Right to Indemnification.

A. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnified Person”) who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, trustee, manager, employee or agent of another corporation or of a partnership, company, limited liability company, joint venture, trust, non-profit entity or other enterprise, including service with respect to any employee benefit plan, whether the basis of such Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving, at the request of the Corporation, as a director, officer, employee or agent, against all liability and loss suffered (including judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) and expenses (including attorneys’ fees) actually and reasonably incurred by such Indemnified Person in connection with such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Article 9.C, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

B. Prepayment of Expenses of Directors and Officers. The Corporation shall pay or reimburse (on an unsecured basis) an Indemnified Person for the reasonable expenses (including attorneys’ fees) actually incurred by such Indemnified Person in connection with any such Proceeding in advance of its final disposition or final judicial decision (hereinafter an “advancement of expenses”); provided, however, that, if and to the extent required by law, such payment or reimbursement of expenses in advance of the final disposition of or final judicial decision regarding the Proceeding shall be made only upon delivery to the Corporation of an undertaking (an “undertaking”), by or on behalf of such Indemnified Person, to repay all amounts so advanced if it shall ultimately be determined at final disposition or by final judicial decision from which there is no further right to appeal (a “Final Adjudication”) that such Indemnified Person is not entitled to be indemnified for such expenses under this Article 9 or otherwise.

C. Claims. If a claim for indemnification or advancement of expenses under this Article 9 is not paid in full by the Corporation within 30 days after a written claim by the Indemnified Person has been received by the Corporation, the Indemnified Person may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnified Person shall be entitled to be paid also the expense of prosecuting or defending such suit. In any action brought by the Indemnified Person to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnified Person to enforce a right to an advancement of expenses) it shall be a defense that the Indemnified Person has not met any applicable standard for indemnification set forth in the DGCL. Further, in any action brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking by an Indemnified Person, the Corporation shall be entitled to recover such expenses upon a Final Adjudication that the Indemnified Person has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the Indemnified Person has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) shall create a presumption that the Indemnified Person has not met the applicable standard of conduct or, in the case of such an action brought by the Indemnified Person, be a defense to such action. In any action brought by the Indemnified Person to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnified Person is not entitled to be indemnified, or to such advancement of expenses, under this Article 9 or otherwise shall be on the Corporation.

D. Contract Right; Non-Exclusivity of Rights. The rights conferred by Article 9.A and Article 9.B shall be contract rights that shall fully vest at the time the Indemnified Person first assumes such Indemnified Person’s position as a director or officer of the Corporation. The rights conferred on any person by this Article 9 shall not be exclusive of any other rights which such person may have under the Corporation’s certificate of incorporation prior to the effectiveness of this Amended and Restated Certificate of Incorporation or may have or hereafter acquire under any statute, provision of this Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation, agreement, vote of stockholders or disinterested directors or otherwise.

E. Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, trustee, manager, employee or agent of the Corporation or another corporation, or of a partnership, company, limited liability company, joint venture, trust, non-profit entity or other enterprise (including any employee benefit plan) against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under applicable law, this Article 9 or otherwise.

F. Indemnification of and Advancement of Expenses of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article 9 with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

G. Limitations. The Corporation shall not be liable under this Article 9 to make any payment in connection with any claim made against the Indemnified Person (or pay or reimburse any expenses to any Indemnified Person) to the extent the Indemnified Person has otherwise actually received payment (under any insurance policy, other right of indemnity or agreement or otherwise) of the amounts otherwise indemnifiable or payable hereunder. The Corporation shall not be liable to indemnify any Indemnified Person under this Article 9: (a) for any amounts paid in settlement of any Proceeding effected without the Corporation’s written consent, which consent shall not be unreasonably withheld or delayed, or (b) for any judicial award if the Corporation was not given a reasonably timely opportunity to participate, at its expense, in the defense of such action, but only to the extent that the failure to be given such reasonably timely opportunity actually and materially prejudiced the Corporation’s ability to defend such action.

H. Subrogation. In the event of payment under this Article 9, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnified Person, who shall execute all papers required and shall do everything that may be reasonably necessary to secure such rights, including the execution of such documents reasonably necessary to enable the Corporation effectively to bring suit to enforce such rights.

I. Amendment or Repeal; Successors. No amendment, modification or repeal of the provisions of this Article 9, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article 9, nor to the fullest extent permitted by applicable law, any modification of law, shall adversely affect (or eliminate or reduce) any right or protection hereunder of any person in respect of any event, act or omission occurring prior to the time of such amendment, modification or repeal, or adoption of any inconsistent provision or, if applicable, modification of law (regardless of when any Proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed). The rights conferred by this Article 9 shall inure to the benefit of any Indemnified Person (and shall continue as to an Indemnified Person who has ceased to be a director or officer) and such person’s legal representatives, executors, administrators, heirs, devises and legatees. For purposes of this Article, references to “the Corporation” shall include any constituent corporation absorbed in a merger with this Corporation which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article with respect to this Corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

10. Amendment or Repeal of Articles 3, 5, 7, 8, 9, 10, or 12. The amendment, alteration or repeal of Articles 3, 5, 7, 8, 9, 10, or 12 of this Amended and Restated Certificate of Incorporation shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class; all other amendments to this Amended and Restated Certificate of Incorporation shall require the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

11. Registered Holders. The Corporation shall be entitled to treat the person in whose name any share of stock or any warrant, right or option is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share, warrant, right or option on the part of any other person, whether or not the Corporation shall have notice thereof, save as may be expressly provided otherwise by law.

12. DGCL Section 203. The Corporation hereby elects to be governed by Section 203 of the DGCL.

13. Restrictions on Transfers of Shares.

A. Definitions. As used in this Article 13, the following capitalized terms have the following meanings when used herein with initial capital letters (and any references to any portions of Treasury Regulation §§ 1.382-2T, 1.382-3 and 1.382-4 shall include any successor provisions):

(a) “4.9-percent Transaction” means any Transfer described in clause (a) or (b) of Article 13.B.

(b) “4.9-percent Shareholder” a Person with a Percentage Share Ownership of 4.9% or more.

(c) “Agent” has the meaning set forth in Article 13.E.

(d) “Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the rulings issued thereunder.

(e) “Common Shares” means any interest in Common Stock of the Corporation.

(f) “Corporation Security” or “Corporation Securities” means (i) Common Shares, (ii) shares of preferred stock issued by the Corporation (other than preferred stock described in Section 1504(a)(4) of the Code), (iii) warrants, rights, or options (including options within the meaning of Treasury Regulation §§ 1.382-2T(h)(4)(v) and 1.382-4) to purchase Securities of the Corporation, and (iv) any Shares.

(g) “Effective Date” means the date of filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

(h) “Excess Securities” has the meaning given such term in Article 13.D.

(i) “Expiration Date” means the earlier of (i) the repeal of Section 382 of the Code or any successor statute if the Board of Directors determines that this Article 13 is no longer necessary for the preservation of Tax Benefits, (ii) the beginning of a taxable year of the Corporation to which the Board of Directors determines that no Tax Benefits may be carried forward, (iii) such date as the Board of Directors shall in good faith determine that it is in the best interests of the Corporation and its stockholders for the transfer limitations in this Article 13 to expire, or (iv) the date that is three years after the Effective Date.

(j) “Percentage Share Ownership” means the percentage Share Ownership interest of any Person for purposes of Section 382 of the Code as determined in accordance with the Treasury Regulation §§ 1.382-2T(g), (h), and (k) and 1.382-4 or any successor provision. For the sole purpose of determining the Percentage Share Ownership of any entity (and not for the purpose of determining the Percentage Share Ownership of any other Person), Corporation Securities held by such entity shall not be treated as no longer owned by such entity pursuant to Treasury Regulation §1.382?2T(h)(2)(i)(A).

(k) “Person” means any individual, firm, corporation or other legal entity, including a group of persons treated as an entity pursuant to Treasury Regulation § 1.382-3(a)(1)(i); and includes any successor (by merger or otherwise) of such entity; provided, however, that the term Person shall not include a Public Group.

(l) “Prohibited Distributions” means any and all dividends or other distributions paid by the Corporation with respect to any Excess Securities received by a Purported Transferee.

(m) “Prohibited Transfer” means any Transfer or purported Transfer of Corporation Securities to the extent that such Transfer is prohibited and/or void under this Article 13.

(n) “Public Group” has the meaning set forth in Treasury Regulation § 1.382-2T(f)(13).

(o) “Purported Transferee” has the meaning set forth in Article 13.D.

(p) “Securities” and “Security” each has the meaning set forth in Article 13.G.

(q) “Share Ownership” means any direct or indirect ownership of Shares, including any ownership by virtue of application of constructive ownership rules, with such direct, indirect, and constructive ownership determined under the provisions of Section 382 of the Code and the regulations thereunder.

(r) “Shares” means any interest that would be treated as “stock” of the Corporation pursuant to Treasury Regulation § 1.382-2T(f)(18).

(s) “Tax Benefits” means the net operating loss carryforwards, capital loss carryforwards, general business credit carryforwards, alternative minimum tax credit carryforwards and foreign tax credit carryforwards, as well as any loss or deduction attributable to a “net unrealized built-in loss” of the Corporation or any direct or indirect subsidiary thereof, within the meaning of Section 382 of the Code.

(t) “Transfer” means, any direct or indirect sale, transfer, assignment, conveyance, pledge or other disposition or other action taken by a Person, other than the Corporation, that alters the Percentage Share Ownership of any Person. A Transfer also shall include the creation or grant of an option (including an option within the meaning of Treasury Regulation §§ 1.382-2T(h)(4)(v) and 1.382-4). For the avoidance of doubt, a Transfer shall not include the creation or grant of an option by the Corporation, nor shall a Transfer include the issuance of Shares by the Corporation.

(u) “Transferee” means any Person to whom Corporation Securities are Transferred.

(v) “Treasury Regulations” means the regulations, including temporary regulations or any successor regulations promulgated under the Code, as amended from time to time.

B. Transfer And Ownership Restrictions. In order to preserve the Tax Benefits, from and after the Effective Date of this Article 13 any attempted Transfer of Corporation Securities prior to the Expiration Date and any attempted Transfer of Corporation Securities pursuant to an agreement entered into prior to the Expiration Date, subject to the exceptions set forth in Article 13.C, shall be prohibited and void ab initio to the extent that, as a result of such Transfer (or any series of related Transfers of which such Transfer is a part), either (a) any Person or Persons would become a 4.9-percent Shareholder or (b) the Percentage Share Ownership in the Corporation of any 4.9-percent Shareholder would be (i) increased or (ii) decreased.

C. Exceptions. The restrictions set forth in Article 13.B shall not apply to an attempted Transfer that is a 4.9-percent Transaction if the transferor or the Transferee obtains the written approval of the Board of Directors or a duly authorized committee thereof. The Board of Directors may grant such approval notwithstanding the effect of such approval on the Tax Benefits if it determines that the approval is in the best interests of the Corporation. The Board of Directors shall be deemed to have granted such approval to any such proposed Transfer if the Board of Directors does not notify the transferor in writing within 20 days of the Corporation receiving written notice of the proposed Transfer, that it has determined in good faith after consultation with its tax advisors that the proposed Transfer could reasonably be expected to jeopardize the realization of a material portion of the Tax Benefits. The Board of Directors, to the fullest extent permitted by law, may exercise the authority granted by this Article 13 through duly authorized officers or agents of the Corporation. Nothing in this Article 13.C shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under applicable law.

D. Excess Securities.

(a) No employee or agent of the Corporation shall record any Prohibited Transfer, and the purported transferee of such a Prohibited Transfer (the “Purported Transferee”) shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of the Corporation Securities which are the subject of the Prohibited Transfer (the “Excess Securities”). Until the Excess Securities are acquired by another person in a Transfer that is not a Prohibited Transfer, the Purported Transferee shall not be entitled with respect to such Excess Securities to any rights of a stockholder of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any, and the Excess Securities shall be deemed to remain with the transferor unless and until the Excess Securities are transferred to the Agent pursuant to Article 13.E or until an approval is obtained under Article 13.C. After the Excess Securities have been acquired in a Transfer that is not a Prohibited Transfer, the Corporation Securities shall cease to be Excess Securities. For this purpose, any Transfer of Excess Securities not in accordance with the provisions of Article 13.D or Article 13.E shall also be a Prohibited Transfer.

(b) The Corporation may require as a condition to the registration of the Transfer of any Corporation Securities or the payment of any distribution on any Corporation Securities that the proposed Transferee or payee furnish to the Corporation all information reasonably requested by the Corporation with respect to its direct or indirect ownership interests in such Corporation Securities. The Corporation may make such arrangements or issue such instructions to its share transfer agent as may be determined by the Board of Directors to be necessary or advisable to implement this Article 13, including, without limitation, authorizing such transfer agent to require an affidavit from a Purported Transferee regarding such Person’s actual and constructive ownership of shares and other evidence that a Transfer will not be prohibited by this Article 13 as a condition to registering any transfer.

E. Transfer To Agent. If the Board of Directors determines that a Transfer of Corporation Securities constitutes a Prohibited Transfer then, upon written demand by the Corporation sent to the Purported Transferee within 20 days of the date on which the Board of Directors determines that the attempted Transfer would result in Excess Securities, the Purported Transferee shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee’s possession or control, together with any Prohibited Distributions, to an agent designated by the Board of Directors (the “Agent”).

(a) In the case of a Prohibited Transfer described in Article 13.B(b)(i), the Agent shall thereupon sell to a buyer or buyers (which may include the Corporation) the Excess Securities transferred to it in one or more arm’s-length transactions (on the public securities market on which such Excess Securities are traded, if possible, or otherwise privately); provided, however, that any such sale must not constitute a Prohibited Transfer and provided, further, that the Agent shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent’s discretion, such sale or sales would disrupt the market for the Corporation Securities or otherwise would adversely affect the value of the Corporation Securities. If the Purported Transferee has resold the Excess Securities before receiving the Corporation’s demand to surrender Excess Securities to the Agent, the Purported Transferee shall be deemed to have sold the Excess Securities for the Agent, and shall be required to transfer to the Agent any Prohibited Distributions and proceeds of such sale, except to the extent that the Corporation grants written permission to the Purported Transferee to retain a portion of such sales proceeds not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to Article 13.F if the Agent rather than the Purported Transferee had resold the Excess Securities.

(b) In the case of a Prohibited Transfer described in Article 13.B(b)(ii), the transferor of such Prohibited Transfer (the “Purported Transferor”) shall also deliver to the Agent the sales proceeds from the Prohibited Transfer (in the form received, i.e., whether in cash or other property), and the Agent shall thereupon sell any non-cash consideration to a buyer or buyers in one or more arm’s-length transactions (including over a national securities exchange, if possible). If the Purported Transferee is determinable (other than with respect to a transaction entered into through the facilities of a national securities exchange), the Agent shall, to the extent possible, return the Prohibited Distributions to the Purported Transferor, and shall reimburse the Purported Transferee from the sales proceeds received from the Purported Transferor (or the proceeds from the disposition of any non-cash consideration) for the cost of any Excess Securities returned in accordance with Article 13.F. If the Purported Transferee is not determinable, or to the extent the Excess Securities have been resold and thus cannot be returned to the Purported Transferor, the Agent shall use the proceeds to acquire on behalf of the Purported Transferor, in one or more arm’s-length transactions (including over a national securities exchange on which the Corporation Securities may be traded, if possible), an equal amount of Corporation Securities in replacement of the Excess Securities sold; provided, however, that, to the extent the amount of proceeds is not sufficient to fund the purchase price of such Corporation Securities and the Agent’s costs and expenses (as described in Article 13.F), the Purported Transferor shall promptly fund such amounts upon demand by the Agent.

F. Application Of Proceeds And Prohibited Distributions. The Agent shall apply any proceeds of a sale by it of Excess Securities and, if the Purported Transferee has previously resold the Excess Securities, any amounts received by it from a Purported Transferee, together, in either case, with any Prohibited Distributions, as follows: (a) first, such amounts shall be paid to the Agent to the extent necessary to cover its costs and expenses incurred in connection with its duties hereunder; (b) second, any remaining amounts shall be paid to the Purported Transferee, up to the amount paid by the Purported Transferee for the Excess Securities (or in the

event the purported Transfer of the Excess Securities was, in whole or in part, a gift, inheritance or similar Prohibited Transfer without consideration, the fair market value, (1) calculated on the basis of the closing market price for the Corporation Securities on the day before the Prohibited Transfer or, (2) if the Corporation Securities are not listed or admitted to trading on any stock exchange but are traded in the over-the-counter market, calculated based upon the difference between the highest bid and lowest asked prices, as such prices are reported by the National Association of Securities Dealers through its NASDAQ system or any successor system on the day before the Prohibited Transfer or, if none, on the last preceding day for which such quotations exist, or (3) if the Corporation Securities are neither listed nor admitted to trading on any stock exchange nor traded in the over-the-counter market, then as determined in good faith by the Board of Directors, which amount shall be determined at the discretion of the Board of Directors); and (c) third, any remaining amounts shall be paid to one or more organizations qualifying under section 501(c)(3) of the Code (or any comparable successor provision) selected by the Board of Directors. The Purported Transferee of Excess Securities shall have no claim, cause of action or any other recourse whatsoever against any transferor of Excess Securities. The Purported Transferee’s sole right with respect to such shares shall be limited to the amount payable to the Purported Transferee pursuant to this Article 13.F. In no event shall the proceeds of any sale of Excess Securities pursuant to this Article 13.F inure to the benefit of the Corporation or the Agent, except to the extent used to cover costs and expenses incurred by the Agent in performing its duties hereunder.

G. Modification Of Remedies For Certain Indirect Transfers. In the event of any Transfer which does not involve a transfer of securities of the Corporation within the meaning of Delaware law (“Securities,” and individually, a “Security”) but which would cause a 4.9-percent Shareholder to violate a restriction on Transfers provided for in this Article 13, the application of Article 13.E and Article 13.F shall be modified as described in this Article 13.G.

(a) In such case where the Prohibited Transfer is described in Article 13.B(b)(i), no such 4.9-percent Shareholder shall be required to dispose of any interest that is not a Security, but such 4.9-percent Shareholder and/or any Person whose ownership of Securities is attributed to such 4.9-percent Shareholder shall be deemed to have disposed of and shall be required to dispose of sufficient Securities (which Securities shall be disposed of in the inverse order in which they were acquired) to cause such 4.9-percent Shareholder, following such disposition, not to be in violation of this Article 13. Such disposition shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and such number of Securities that are deemed to be disposed of shall be considered Excess Securities and shall be disposed of through the Agent as provided in Article 13.E and Article 13.F, except that the maximum aggregate amount payable either to such 4.9-percent Shareholder, or to such other Person that was the direct holder of such Excess Securities, in connection with such sale shall be the fair market value of such Excess Securities at the time of the purported Transfer. All expenses incurred by the Agent in disposing of such Excess Securities shall be paid out of any amounts due such 4.9-percent Shareholder or such other Person.

(b) In such case where the Prohibited Transfer is described in Article 13.B(b)(ii), no such 4.9-percent Shareholder shall be required to acquire any interest that is not a Security, but such 4.9-percent Shareholder and/or any Person whose ownership of Securities is attributed to such 4.9-percent Shareholder shall be deemed to have acquired and shall be required to acquire sufficient Securities (which Securities shall be acquired in the inverse order in which they were disposed of) to cause such 4.9-percent Shareholder, following such acquisition, not to be in violation of this Article 13. Such acquisition shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and such number of Securities that are deemed to be acquired shall be considered acquired through the Agent as provided in Article 13.E. All expenses incurred by the Agent in acquiring such Securities shall be paid out of any amounts due such 4.9-percent Shareholder or such other Person.

The purpose of this Article 13.G is to extend the restrictions in Article 13.B and Article 13.E to situations in which there is a 4.9-percent Transaction without a direct Transfer of Securities, and this Article 13.G, along with the other provisions of this Article 13, shall be interpreted to produce the same results, with differences as the context requires, as a direct Transfer of Corporation Securities.

H. Legal Proceedings; Prompt Enforcement. If the Purported Transferee fails to surrender the Excess Securities or the proceeds of a sale thereof or the Purported Transferor fails to surrender the sale proceeds from the Prohibited Transfer to the Agent within thirty days from the date on which the Corporation makes a written demand pursuant to Article 13.E, then the Corporation shall promptly take all cost effective actions which it believes are appropriate to enforce the provisions hereof, including the institution of legal proceedings to compel the surrender. Nothing in this Article 13.H shall (i) be deemed inconsistent with any Transfer of the Excess Securities provided in this Article 13 being void ab initio, (ii) preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand or (iii) cause any failure of the Corporation to act within the time periods set forth in Article 13.E to constitute a waiver or loss of any right of the Corporation under this Article 13. The Board of Directors may authorize such additional actions as it deems advisable to give effect to the provisions of this Article 13.

I. Obligation To Provide Information. As a condition to the registration of the Transfer of any Corporation Securities, any Person who is a beneficial, legal or record holder of Corporation Securities, and any proposed Transferee and any Person controlling, controlled by or under common control with the proposed Transferee, shall provide such information as the Corporation may reasonably request from time to time in order to determine compliance with this Article 13 or the status of the Tax Benefits of the Corporation and the Corporation shall keep such information confidential.

J. Legends. The Board of Directors shall require that any certificates issued by the Corporation evidencing ownership of Corporation Securities that are subject to the restrictions on transfer and ownership contained in this Article 13 bear the following legend:

“THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION (THE “CERTIFICATE OF INCORPORATION”), OF THE CORPORATION CONTAINS RESTRICTIONS PROHIBITING THE TRANSFER (AS DEFINED IN THE CERTIFICATE OF INCORPORATION) OF STOCK OF THE CORPORATION (INCLUDING THE CREATION OR GRANT OF CERTAIN OPTIONS, RIGHTS AND WARRANTS) WITHOUT THE PRIOR AUTHORIZATION OF THE BOARD OF DIRECTORS OF THE CORPORATION (THE “BOARD OF DIRECTORS”) IF SUCH TRANSFER AFFECTS THE PERCENTAGE OF STOCK OF THE CORPORATION (WITHIN THE MEANING OF SECTION 382 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”) AND THE TREASURY REGULATIONS PROMULGATED THEREUNDER), THAT IS TREATED AS OWNED BY A 4.9 PERCENT SHAREHOLDER (AS DEFINED IN THE CERTIFICATE OF INCORPORATION). IF THE TRANSFER RESTRICTIONS ARE VIOLATED, THEN THE TRANSFER WILL BE VOID AB INITIO AND, AS APPLICABLE, EITHER (I) THE PURPORTED TRANSFEREE OF THE SHARES WILL BE REQUIRED TO TRANSFER EXCESS SECURITIES (AS DEFINED IN THE CERTIFICATE OF INCORPORATION) TO THE CORPORATION’S AGENT OR (II) THE PURPORTED TRANSFEROR OF THE SHARES WILL BE REQUIRED TO SURRENDER THE SALE PROCEEDS OF THE PROHIBITED TRANSFER TO THE CORPORATION’S AGENT AND THE CORPORATION’S AGENT SHALL USE SUCH PROCEEDS TO ACQUIRE ON BEHALF OF THE PURPORTED TRANSFEROR AN AMOUNT OF SHARES IN REPLACEMENT OF THE EXCESS SECURITIES (AS DEFINED IN THE CERTIFICATE OF INCORPORATION) SOLD BY THE PURPORTED TRANSFEROR. IN THE EVENT OF A TRANSFER WHICH DOES NOT INVOLVE SECURITIES OF THE CORPORATION WITHIN THE MEANING OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE (“SECURITIES”) BUT WHICH WOULD VIOLATE THE TRANSFER RESTRICTIONS, AS APPLICABLE, EITHER (A) THE PURPORTED TRANSFEREE (OR THE RECORD OWNER) OF THE SECURITIES WILL BE REQUIRED TO TRANSFER SUFFICIENT SECURITIES PURSUANT TO THE TERMS PROVIDED FOR IN THE CORPORATION’S CERTIFICATE OF INCORPORATION TO CAUSE THE 4.9 PERCENT SHAREHOLDER TO NO LONGER BE IN VIOLATION OF THE TRANSFER RESTRICTIONS OR (B) THE PURPORTED TRANSFEROR OF THE SECURITIES WILL BE REQUIRED TO ACQUIRE SUFFICIENT SECURITIES PURSUANT TO THE TERMS PROVIDED FOR IN THE CORPORATION’S CERTIFICATE OF INCORPORATION TO CAUSE THE 4.9 PERCENT SHAREHOLDER TO NO LONGER BE IN VIOLATION OF THE TRANSFER

RESTRICTIONS. THE CORPORATION WILL FURNISH WITHOUT CHARGE TO THE HOLDER OF RECORD OF THIS CERTIFICATE A COPY OF THE CERTIFICATE OF INCORPORATION, CONTAINING THE ABOVE-REFERENCED TRANSFER RESTRICTIONS, UPON WRITTEN REQUEST TO THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS.”

K. Authority Of Board Of Directors. The Board of Directors shall have the power to determine all matters necessary for assessing compliance with this Article 13, including, without limitation, (i) the identification of 4.9-percent Shareholders, (ii) whether a Transfer is a 4.9-percent Transaction or a Prohibited Transfer, (iii) the Percentage Share Ownership in the Corporation of any 4.9-percent Shareholder, (iv) whether an instrument constitutes a Corporation Security, and (v) the amount (or fair market value) due to a Purported Transferee pursuant to Article 13.F. In addition, the Board of Directors may, to the extent permitted by applicable law, from time to time and subject to the terms hereof and thereof, establish, modify, amend or rescind by-laws, regulations and procedures of the Corporation not inconsistent with the provisions of this Article 13 for purposes of determining whether any Transfer of Corporation Securities would jeopardize the Corporation’s ability to preserve and use the Tax Benefits and for the orderly application, administration and implementation of this Article 13.

Notwithstanding anything herein to the contrary, in the event of a change in law making one or more of the following actions necessary or desirable, the Board of Directors may, by adopting a written resolution, (i) modify the ownership interest percentage in the Corporation or the Persons or groups covered by this Article 13, (ii) modify the definitions of any terms set forth in this Article 13 (other than the term “Expiration Date”) or (iii) modify the terms of this Article 13 (other than the Expiration Date) as appropriate, in each case, in order to prevent an ownership change for purposes of Section 382 of the Code as a result of any changes in applicable Treasury Regulations or otherwise; provided, however, that the Board of Directors shall not cause there to be such modification unless it determines, by adopting a written resolution, that such action is reasonably necessary or advisable to preserve the Tax Benefits or that the continuation of these restrictions is no longer reasonably necessary for the preservation of the Tax Benefits. Stockholders of the Corporation shall be notified of such determination through a filing with the Securities and Exchange Commission or such other method of notice as the Secretary of the Corporation shall deem appropriate.

In the case of an ambiguity in the application of any of the provisions of this Article 13, including any definition used herein, the Board of Directors shall have the power to determine the application of such provisions with respect to any situation based on its reasonable belief, understanding or knowledge of the circumstances. In the event this Article 13 requires an action by the Board of Directors but fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this Article 13. All such actions, calculations, interpretations and determinations which are done or made by the Board of Directors in good faith shall be conclusive and binding on the Corporation, the Agent, and all other parties for all other purposes of this Article 13. The Board of Directors may delegate all or any portion of its duties and powers under this Article 13 to a committee of the Board of Directors as it deems necessary or advisable and, to the fullest extent permitted by law, may exercise the authority granted by this Article 13 through duly authorized officers or agents of the Corporation. Nothing in this Article 13 shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under applicable law.

L. Reliance. To the fullest extent permitted by law, the Corporation and the members of the Board of Directors shall be fully protected in relying in good faith upon the information, opinions, reports or statements of the chief executive officer, the chief financial officer, the chief accounting officer or the corporate controller of the Corporation and the Corporation’s legal counsel, independent auditors, transfer agent, investment bankers or other employees and agents in making the determinations and findings contemplated by this Article 13. The members of the Board of Directors shall not be responsible for any good faith errors made in connection therewith. For purposes of determining the existence and identity of, and the amount of any Corporation

Securities owned by any stockholder, the Corporation is entitled to rely on the existence and absence of filings of Schedule 13D or 13G under the Securities and Exchange Act of 1934, as amended (or similar filings), as of any date, subject to its actual knowledge of the ownership of Corporation Securities.

M. Benefits Of This Article 13. Nothing in this Article 13 shall be construed to give to any Person other than the Corporation or the Agent any legal or equitable right, remedy or claim under this Article 13. This Article 13 shall be for the sole and exclusive benefit of the Corporation and the Agent.

N. Severability. The purpose of this Article 13 is to facilitate the Corporation’s ability to maintain or preserve its Tax Benefits. If any provision of this Article 13 or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article 13.

O. Waiver. With regard to any power, remedy or right provided herein or otherwise available to the Corporation or the Agent under this Article 13, (a) no waiver will be effective unless expressly contained in a writing signed by the waiving party; and (b) no alteration, modification or impairment will be implied by reason of any previous waiver, extension of time, delay or omission in exercise, or other indulgence.

[Signature Page Follows]

IN WITNESS WHEREOF, Newdex, Inc. has caused this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of its certificate of incorporation as currently in effect, and which has been duly adopted in accordance with Sections 228, 242 and 245 of the Delaware General Corporation Law, to be executed by its duly authorized officer on the date set forth below.

NEWDEX, INC.

By:

Name:
Title:

Date:

APPENDIX C

BYLAWS

OF

DEX MEDIA INC.

A Delaware corporation

(Adopted as of [            ], 2013)

ARTICLE I

OFFICES

Section 1. Offices. Dex Media, Inc. (the “Corporation”) may have an office or offices other than its registered office at such place or places, either within or outside the State of Delaware, as the Board of Directors of the Corporation (the “Board of Directors”) may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. The Board of Directors may designate a place, if any, either within or outside the State of Delaware, as the place of meeting for any annual meeting or for any special meeting.

Section 2. Annual Meeting. An annual meeting of the stockholders shall be held each year at such time as is specified by the Board of Directors. At the annual meeting, stockholders shall elect directors to succeed those whose terms expire and transact such other business as properly may be brought before the annual meeting pursuant to Section 11 of Article II.

Section 3. Special Meetings.

(a) Special meetings of the stockholders for any purpose or purposes, except as otherwise prescribed by statute or by the Certificate of Incorporation, may be called (i) by a majority of the directors in office, the Chairman of the Board, the Chief Executive Officer or the President, (ii) pursuant to a resolution adopted by the Board of Directors, or (iii) by the Secretary at the request in writing of stockholders holding shares representing at least 25% of the voting power of shares of stock issued and outstanding and entitled to vote on the matter(s) and for the purposes stated in the written request of such stockholders. A written request submitted by a stockholder to call a special meeting shall set forth the business to be transacted at such meeting and shall be signed and dated by the stockholder submitting such written request. A written request submitted by a stockholder to call a special meeting shall also include all of the information that is required of a stockholder submitting notice of business under Article II, Section 11(a) of these Bylaws in connection with an annual meeting of stockholders. The preceding sentence shall not apply to any stockholder that has provided a request in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act (as defined herein) by way of a solicitation statement filed on Schedule 14A. The Secretary shall not accept, and shall consider ineffective, a written request from a stockholder to call a special meeting: (1) that relates to an item of business that is not a proper subject for stockholder action under applicable law; (2) if such written request to call a special meeting is delivered between the time beginning on the 61st day after the earliest date of signature on a written request to call a special meeting, that has been delivered to the Secretary, relating to an identical or substantially similar item (such item, a “Similar Item”) and ending on the one-year anniversary of such earliest date; (3) if a Similar Item will be submitted for stockholder approval at any stockholder meeting to be held on or before the 90th day after the Secretary receives such written request to call a special meeting; or (4) if a Similar Item has been presented at the most recent annual meeting or at any special meeting held within one year prior to receipt by the Secretary of such written request to call a special meeting. A stockholder may revoke a request to call a special meeting at any time before the special meeting by sending written notice of such revocation to the Secretary of the Corporation. The Corporation shall not be required to hold a special meeting if, prior to such meeting, the number of unrevoked written requests constitutes less than 25% of the stockholders who were entitled to request the call of such special meeting. The Board of Directors may fix a record date for purposes of determining the stockholders entitled to deliver requests to call a special meeting (whether or not a written request has been delivered by a stockholder prior to such record date). Notwithstanding the foregoing, the Board of Directors may submit its own proposal or proposals for consideration at any special meeting.

(b) Special meetings of the stockholders shall only be held at such time and at such place, within or without the State of Delaware, as shall be designated by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President. The Board of Directors may, in its sole discretion, determine that the special meeting shall not be held at any place, but shall be held solely by means of remote communication, subject to such guidelines and procedures as the Board of Directors may adopt, as permitted by applicable law. The business transacted at a special meeting of the stockholders shall be limited to the purpose or purposes stated in the notice of the meeting. Nominations of persons for election to the Board of Directors pursuant to Section 11(c) of this Article II may be made at a special meeting of stockholders called by stockholders at which directors are to be elected; provided that, notwithstanding anything in these Bylaws to the contrary, if a stockholder delivered a written request to call such meeting, the information required by Section 11(c) of Article II regarding such stockholder and his or her nominees must be delivered at the time the stockholder requests a special meeting (which information shall be updated as of the record date to determine the stockholders entitled to vote at the meeting not later than 10 days after such record date). The record date for determining the stockholders entitled to notice of, and to vote at, a special meeting shall be fixed in the manner set forth in Section 12 of this Article II.

Section 4. Notice of Meetings. Notice of the place, if any, date, and time of all meetings of the stockholders, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the General Corporation Law of the State of Delaware (the “DGCL”) or the Corporation’s certificate of incorporation as then in effect (the “Certificate of Incorporation”)).

(a) Form of Notice. All such notices shall be delivered in writing or by a form of electronic transmission if receipt thereof has been consented to by the stockholder to whom the notice is given. If mailed, such notice shall be deemed given when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the Corporation. If given by facsimile telecommunication, such notice shall be deemed given when directed to a number at which the stockholder has consented to receive notice by facsimile. Subject to the limitations of Section 4(c) of this Article II, if given by electronic transmission, such notice shall be deemed to be delivered: (i) by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (ii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (x) such posting and (y) the giving of such separate notice; and (iii) if by any other form of electronic transmission, when directed to the stockholder. An affidavit of the secretary or an assistant secretary of the Corporation, the transfer agent of the Corporation or any other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(b) Waiver of Notice. Whenever notice is required to be given under any provisions of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the stockholder entitled to notice, or a waiver by electronic transmission by the person or entity entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any meeting of the stockholders of the Corporation need be specified in any waiver of notice of such meeting. Attendance of a stockholder of the Corporation at a meeting of such stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

(c) Notice by Electronic Delivery. Without limiting the manner by which notice otherwise may be given effectively to stockholders of the Corporation pursuant to the DGCL, the Certificate of Incorporation or these Bylaws, any notice to stockholders of the Corporation given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder of the Corporation to whom the notice is given. Any such consent shall be deemed revoked if: (i) the Corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the Corporation in accordance with such consent; and (ii) such inability becomes known to the secretary or an assistant secretary of the Corporation or to the transfer agent or other person responsible for the giving of notice. However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. For purposes of these Bylaws, except as otherwise limited by applicable law, the term “electronic transmission” means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such recipient through an automated process.

Section 5. List of Stockholders. The officer who has charge of the stock ledger of the Corporation shall prepare and make available, at least 10 days before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date, arranged in alphabetical order and showing the address of each such stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. In the event the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. The list shall also be produced and kept at the time and place, if any, of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 6. Quorum. The holders of a majority of the outstanding voting power of all shares of capital stock entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for all purposes, unless or except to the extent that the presence of a larger number may be required by the DGCL, the Certificate of Incorporation or the rules of any stock exchange upon which the Corporation’s securities are listed. If a quorum is not present, the chairman of the meeting or the holders of a majority of the voting power present in person or represented by proxy at the meeting and entitled to vote at the meeting may adjourn the meeting to another time and/or place. When a specified item of business requires a separate vote by a class or series (if the Corporation shall then have outstanding shares of more than one class or series) voting as a class or series, the holders of a majority of the voting power of such class or series shall constitute a quorum (as to such class or series) for the transaction of such item of business.

Section 7. Adjourned Meetings. Any meeting of the stockholders may be adjourned by the chairman of the meeting, from time to time, whether or not there is a quorum. When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place, if any, thereof and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than 30 days, a notice of the place, if any, date and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and, except as otherwise required by law, shall not be more than 60 days nor less than 10 days before the date of such adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting.

Section 8. Vote Required. When a quorum is present, the affirmative vote of the majority of voting power of capital stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a different vote is provided by express provisions of an applicable law, the rules of any stock exchange upon which the Corporation’s securities are listed, the Certificate of Incorporation or these Bylaws, in which case such express provision shall govern and control the decision of such question.

Section 9. Voting Rights. Except as otherwise required by the DGCL, the Certificate of Incorporation (including the certificate of designation relating to any outstanding class or series of preferred stock), every stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of capital stock held by such stockholder.

Section 10. Proxies.

(a) Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after one year from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.

(b) Without limiting the manner in which a stockholder may authorize another person to act for such stockholder as proxy, the following shall constitute a valid means by which a stockholder may grant such authority: (1) execution of a proxy may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature; and (2) a stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

(c) Any copy, facsimile or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Section 11. Advance Notice of Stockholder Business and Director Nominations.

(a) Business at Annual Meetings of Stockholders.

(i) Only such business (other than nominations of persons for election to the Board of Directors, which must be made in compliance with and are governed exclusively by Section 11(b) of ARTICLE II) shall be conducted at an annual meeting of the stockholders as shall have been brought before the meeting (A) as specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) by or at the direction of the Board of Directors, or (C) by any stockholder of the Corporation who (1) was a stockholder of record at the time of giving of notice provided for in Section 11(a) of ARTICLE II and at the time of the meeting, (2) is entitled to vote at the meeting and (3) complies with the notice procedures set forth in Section 11(a) of ARTICLE II. For the avoidance of doubt, the foregoing clause (C) of this Section 11(a)(i) of ARTICLE II shall be the exclusive means for a stockholder to propose such business (other than business included in the Corporation’s annual meeting proxy materials pursuant to Rule 14a-8 under the Exchange Act) before an annual meeting of stockholders.

(ii) For any business (other than nominations of persons for election to the Board of Directors, which must be made in compliance with and are governed exclusively by Section 11(b) of ARTICLE II) to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form as described in Section 11(a)(iii) of ARTICLE II to the Secretary and any such proposed business must be a proper matter for stockholder action. To be timely, a stockholder’s notice for such business must be received by the Secretary at the principal executive offices of the Corporation in proper written form not less than ninety (90) days and not more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences thirty (30) days before such anniversary date and ends thirty (30) days after such anniversary date, or if no annual meeting was held in the preceding year, such stockholder’s notice must be delivered by the later of (A) the tenth day following the day of the Public Announcement of the date of the annual meeting is first made or (B) the date which is ninety (90) days prior to the date of the annual meeting. For purposes of determining timely notice for the first annual meeting of stockholders held after the shares of Common Stock of the Corporation first become listed on a national securities exchange, the date of the preceding year’s annual meeting shall be deemed to be             . In no event shall any adjournment, deferral or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above. Notices delivered pursuant to Section 11(a) of ARTICLE II will be deemed received on any given day if received prior to the close of business on such day. “Public Announcement” means disclosure in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or comparable news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

(iii) To be in proper written form, a stockholder’s notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting (A) a description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and the complete text of any resolutions to be presented at the meeting; (B) the name and address of the stockholder, as it appears on the Corporation’s books, and of the beneficial owner, if any, on whose behalf the business is being brought; (C) a representation that the stockholder is a holder of the Corporation’s voting stock and the class or series and number of shares of stock of the Corporation which are owned beneficially or of record by the stockholder or beneficial owner; (D) any material interest of the stockholder or beneficial owner in such business; and (E) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or beneficial owner with respect to any share of stock of the Corporation (which information shall be updated by such stockholder and beneficial owner, if any, as of the record date to determine the stockholders entitled to vote at the meeting not later than 10 days after such record date). Notwithstanding anything in these Bylaws to the contrary, no business (other than nominations of persons for election to the Board of Directors, which must be made in compliance with and are governed exclusively by Section 11(b) of ARTICLE II) shall be conducted at an annual meeting except in accordance with the procedures set forth in Section 11(a) of ARTICLE II.

(b) Nominations at Annual Meetings of Stockholders.

(i) Only persons who are nominated in accordance and compliance with the procedures set forth in Section 11(b) of ARTICLE II shall be eligible for election to the Board of Directors at an annual meeting of stockholders.

(ii) Nominations of persons for election to the Board of Directors of the Corporation may be made at an annual meeting of stockholders only (A) by or at the direction of the Board of Directors or (B) by any stockholder of the Corporation who (1) was a stockholder of record at the time of giving of notice provided for in Section 11(b) of ARTICLE II and at the time of the meeting, (2) is entitled to vote at the meeting and (3) complies with the notice procedures set forth in Section 11(b) of ARTICLE II. For the avoidance of doubt, clause (B) of this Section 11(b)(ii) of ARTICLE II shall be the exclusive means for a stockholder to make nominations of persons for election to the Board of Directors at an annual meeting of stockholders. For nominations to be properly brought by a stockholder at an annual meeting of stockholders, the stockholder must have given timely notice thereof in proper written form as described in Section 11(b)(iii) of ARTICLE II to the Secretary. To be timely, a stockholder’s notice for the nomination of persons for election to the Board of Directors must be delivered to the Secretary at the principal executive offices of the Corporation in proper written form not less than ninety (90) days and not more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences thirty (30) days before such anniversary date and ends thirty (30) days after such anniversary date, or if no annual meeting was held in the preceding year, such stockholder’s notice must be delivered by the later of the tenth day following the day the Public Announcement of the date of the annual meeting is first made and the date which is ninety (90) days prior to the date of the annual meeting. For purposes of determining timely notice for the first annual meeting of stockholders held after the shares of Common Stock of the Corporation first become listed on a national securities exchange, the date of the preceding year’s annual meeting shall be deemed to be             . In no event shall any adjournment, deferral or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above. Notices delivered pursuant to Section 11(b) of ARTICLE II will be deemed received on any given day if received prior to the close of business on such day.

(iii) To be in proper written form, a stockholder’s notice to the Secretary shall set forth: (1) as to the nominee or nominees for director election (A) the name, age, business address and residence address of the nominee(s); (B) the principal occupation or employment of the nominee(s); (C) the class or series and number of shares of stock of the Corporation which are owned beneficially or of record by the nominee(s); (D) a description of all arrangements or understandings among the stockholder or such beneficial owner and the nominee(s), pursuant to which the nomination(s) are to be made by the stockholder or beneficial owner; (E) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the nominee; and (F) any other information relating to the nominee(s) that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; and (2) as to the stockholder submitting such notice: (A) the name and address of the stockholder, as it appears on the Corporation’s books, and of the beneficial owner, if any, on whose behalf the nomination or nominations are being brought; (B) a representation that the stockholder is a holder of the Corporation’s voting stock and the class or series and number of shares of stock of the Corporation which are owned beneficially or of record by the stockholder or beneficial owner; (C) any material interest of the stockholder or beneficial owner in such business; and (D) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or beneficial owner with respect to any share of stock of the Corporation (which information shall be updated by such stockholder and beneficial owner, if any, as of the record date to determine the stockholders entitled to vote at the meeting not later than 10 days after such record date). All notices of intent to make a nomination for election as a director shall be accompanied by the written consent of each nominee to serve as director of the Corporation if so elected.

(iv) Notwithstanding anything in Section 11(b)(ii) of ARTICLE II to the contrary, if the number of directors to be elected to the Board of Directors is increased and there is no Public Announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least 10 days prior to the last day a stockholder may deliver a notice of nomination in accordance with Section 11(b(ii), a stockholder’s notice required by Section 11(b)(ii) of ARTICLE II shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such Public Announcement is first made by the Corporation.

(c) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the notice of meeting. Only persons who are nominated in accordance and compliance with the procedures set forth in this Section 11(c) of ARTICLE II shall be eligible for election to the Board of Directors at a special meeting of stockholders at which directors are to be elected. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting only (i) by or at the direction of the Board of Directors or (ii) provided that the Board of Directors has determined that directors are to be elected at such special meeting, by any stockholder of the Corporation who (A) was a stockholder of record at the time of giving of notice provided for in this Section 11(c) of ARTICLE II and at the time of the special meeting, (B) is entitled to vote at the meeting and (C) complies with the notice procedures provided for in this Section 11(c) of ARTICLE II. For the avoidance of doubt, the foregoing clause (ii) of this Section 11(c) of ARTICLE II shall be the exclusive means for a stockholder to propose nominations of persons for election to the Board of Directors at a special meeting of stockholders at which directors are to be elected. For nominations to be properly brought by a stockholder at a special meeting of stockholders, the stockholder must have given timely notice thereof in proper written form as described in this Section 11(c) of ARTICLE II to the Secretary (including that such notice shall set forth all of the information required by Section 11(b)(iii) of this Article II and such information shall be updated as of the record date to determine the stockholders entitled to vote at the meeting not later than 10 days after such record date) ). To be timely, a stockholder’s notice for the nomination of persons for election to the Board of Directors must be received by the Secretary at the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which a Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall any adjournment, deferral or postponement of a special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above. Notices delivered pursuant to Section 11(c) of ARTICLE II will be deemed received on any given day if received prior to the close of business on such day. To be in proper written form, such stockholder’s notice shall set forth all of the information required by, and otherwise be in compliance with, Section 11(b)(iii) of ARTICLE II.

(d) Remote Communication. If authorized by the Board of Directors in accordance with these Bylaws and applicable law, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication, (1) participate in a meeting of stockholders and (2) be deemed present in person and entitled to vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

(e) Authority of Chairman of Meeting. Except as otherwise provided by applicable law, the Certificate of Incorporation, the certificate of designation relating to any outstanding class or series of preferred stock or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether any nomination or other business proposed to be brought before the meeting was made or brought in accordance with the procedures set forth in these Bylaws and, if any nomination or other business is not made or brought in compliance with these Bylaws, to declare that such nomination or proposal of other business be disregarded and not acted upon.

(f) Compliance with Exchange Act. Notwithstanding the foregoing provisions of this Section 11 of this Article II, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 11 of this Article II; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit the requirements applicable to any nomination or other business to be considered pursuant to this Section 11 of this Article II.

(g) Effect on Other Rights. Nothing in these Bylaws shall be deemed to (A) affect any rights of the stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, (B) confer upon any stockholder a right to have a nominee or any proposed business included in the Corporation’s proxy statement, or (C) affect any rights of the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

Section 12. Fixing a Record Date for Stockholder Meetings. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, except as otherwise required by law, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 days nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be the close of business on the day next preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 11 of this ARTICLE II at the adjourned meeting.

Section 13. Conduct of Meetings.

(a) Generally. Meetings of stockholders shall be presided over by the Chairman of the Board of Directors, or in the Chairman’s absence or disability by the Chief Executive Officer, or in the Chief Executive Officer’s absence or disability, by the President, or in the President’s absence or disability, by the Chief Financial Officer. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence or disability the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate, including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The chairman of the meeting shall announce at the meeting when the polls for each matter to be voted upon at the meeting will be opened and closed. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted. The chairman shall have the power to adjourn the meeting to another place, if any, date and time.

(c) Inspectors of Elections. The Corporation may, and to the extent required by law shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law and shall take charge of the polls and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by law.

Section 14. Voting by Fiduciaries, Pledgors and Joint Owners. Persons holding voting stock in a fiduciary capacity shall be entitled to vote the shares so held, and persons whose stock is pledged shall be entitled to vote such shares, unless in the transfer by the pledgor on the books of the Corporation such pledgor has expressly empowered the pledgee to vote such shares, in which case only the pledgee or such pledgee’s proxy may represent said stock and vote thereon. If voting stock is held of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants-in-common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one votes, such act binds all; (b) if more than one votes, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote such stock proportionally, or any person voting the shares, or a beneficiary, if any, may apply to the Court of Chancery or such other court as may have jurisdiction to appoint an additional person to act with the persons so voting the stock, which shall then be voted as determined by a majority of such persons and the person appointed by such court. If the instrument so filed shows that any such tenancy is held in unequal interest, a majority or even-split for the purpose of this paragraph shall be a majority or even-split in interest.

Section 15. Method of Voting. The vote at any election or upon any question at any meeting of stockholders need not be by written ballot, except as required by law.

ARTICLE III

DIRECTORS

Section 1. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to such powers as are herein and in the Certificate of

Incorporation expressly conferred upon it, the Board of Directors shall have and may exercise all the powers of the Corporation, subject to the provisions of the laws of the State of Delaware, the Certificate of Incorporation and these Bylaws.

Section 2. Number and Election.

(a) Subject to Section 14 of this Article III, the number of directors constituting the entire Board of Directors, which shall be not less than three directors, shall be fixed from time to time solely by a resolution passed by a majority of the entire Board of Directors. Subject to the terms of any Preferred Stock of the Corporation then outstanding, directors shall be elected at each annual meeting of stockholders. Subject to Section 14 of this Article III and subject to the terms of any Preferred Stock of the Corporation then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, removal from office or other cause may, unless otherwise required by law or by resolution of the Board of Directors, be filled by a majority vote of the directors then in office, though less than a quorum. Each director elected shall hold office until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.

(b) Each director shall be elected by the vote of the majority of the votes cast with respect to the director at an annual meeting of stockholders at which a quorum is present; provided that if, as of the tenth day before the Corporation first mails its notice of meeting for the meeting to elect directors, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the votes of the plurality of the shares represented in person or by proxy at such annual meeting and entitled to vote on the election of directors. A majority of the votes cast in an election of a director shall mean that the number of votes cast “for” a director’s election must exceed the number of votes cast “against” that director’s election and, shares not present, “broker nonvotes” and shares voting “abstain” or “abstentions” shall not be counted as a vote cast either “for” or “against” a director’s election for purposes of determining whether a nominee for director has received a majority of the votes cast. Elections of directors need not be by written ballot.

(c) If a nominee for director who is an incumbent director is not elected, the director shall promptly tender such director’s resignation to the Board of Directors. The Corporate Governance Committee will make a recommendation to the Board of Directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board of Directors will act on the Corporate Governance Committee’s recommendation and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Corporate Governance Committee’s recommendation or the Board of Director’s decision with respect to his or her resignation. In addition, if there are not at least two members of the Corporate Governance Committee who were elected at the annual meeting, then each of the independent members of the Board of Directors who were elected at the meeting shall appoint a committee amongst themselves to consider all resignations tendered and recommend to the Board of Directors whether to accept them (which committee of the independent members shall act in lieu of the Corporate Governance Committee with respect to the resignations tendered in such circumstances).

(d) If the incumbent director’s resignation is not accepted by the Board of Directors, such director shall continue to serve until the next annual meeting and until such director’s successor is elected and qualified or such director’s earlier death resignation or removal. If the Board of Directors accepts a director’s resignation pursuant to this Section 2, or if a nominee for director is not elected and the nominee is not an incumbent director, the Board of Directors may fill the resulting vacancy.

Section 3. Annual Meetings. The annual meeting of the Board of Directors shall be held, without other notice than this Bylaw, immediately after, and at the same place as, the annual meeting of stockholders.

Section 4. Regular Meetings and Special Meetings. Regular meetings, other than the annual meeting, of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by resolution of the Board of Directors and publicized among all directors. Special meetings of the Board of Directors may be called by the Chairman of the Board, if any, or upon the written request of at least a majority of the directors then in office.

Section 5. Notice of Meetings. Notice of regular meetings of the Board of Directors need not be given except as otherwise required by law or these Bylaws. Notice of each special meeting of the Board of Directors, and of each regular and annual meeting of the Board of Directors for which notice shall be required, shall be given by the Secretary as hereinafter provided in this Section 5 of this Article III, in which notice shall be stated the time and place of the meeting. Notice of any special meeting, and of any regular or annual meeting for which notice is required, shall be given to each director at least (a) twenty-four (24) hours before the meeting if by telephone or by being personally delivered or sent by telex, telecopy, email or similar means or (b) five (5) days before the meeting if delivered by mail to the director’s residence or usual place of business. Such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage prepaid, or when transmitted if sent by telex, telecopy, email or similar means. Notice of a meeting of the Board of Directors shall state the purpose or purposes thereof and no other business may come before the meeting except if the directors present and voting at the meeting constitute at least 66 2/3% of the persons who are then directors and entitled to vote on whatever business may come before the meeting, and such directors agree upon such matters to be discussed and/or transacted at such special meeting. Any director may waive notice of any meeting by a writing signed by the director or by electronic transmission from the director entitled to the notice and filed with the minutes or corporate records.

Section 6. Waiver of Notice and Presumption of Assent. Any member of the Board of Directors or any committee thereof who is present at a meeting shall be conclusively presumed to have waived notice of such meeting except when such member attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Such member shall be conclusively presumed to have assented to any action taken unless his or her dissent shall be entered in the minutes of the meeting or unless his or her written dissent to such action shall be filed with the person acting as the secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action.

Section 7. Chairman of the Board, Quorum, Required Vote and Adjournment. Subject to Section 14 of this ARTICLE III, the Board of Directors may elect, by the affirmative vote of at least a majority of the directors then in office (in addition to any other vote required by applicable law), a Chairman of the Board. The Chairman of the Board may be an officer of the Corporation and shall be a director of the Corporation. Subject to the provisions of these Bylaws and the direction of the Board of Directors, he or she shall perform all duties and have all powers which are commonly incident to the position of Chairman of the Board or which are delegated to him or her by the Board of Directors, shall preside at all meetings of the stockholders and Board of Directors at which he or she is present and shall have such powers and perform such duties as the Board of Directors may from time to time prescribe. If the Chairman of the Board is not present at a meeting of the stockholders or the Board of Directors, the Chief Executive Officer (if the Chief Executive Officer is a director and is not also the Chairman of the Board) shall preside at such meeting, and, if the Chief Executive Officer is not present at such meeting, a majority of the directors present at such meeting shall elect one of the directors present at the meeting to so preside. A majority of the directors then in office shall constitute a quorum for the transaction of business; provided, however, that if a majority of the directors then in office constitute less than one-third of the total number of directors, then one-third of the total number of directors shall constitute a quorum. Unless by express provision of an applicable law, the Certificate of Incorporation or these Bylaws a different vote is required, the affirmative vote of a majority of directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine. If a quorum shall not be present at any meeting of the Board of Directors, a majority of the directors present thereat may, to the fullest extent permitted by law, adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 8. Committees. The Board of Directors (a) may, by resolution passed by a majority of the directors then in office (in addition to any other vote required by applicable law), designate one or more committees, consisting of one or more of the directors of the Corporation, including but not limited to a standing Audit and Finance Committee, Compensation and Benefits Committee and Corporate Governance Committee of the Board of Directors, and (b) shall, by resolution passed by a majority of the directors then in office (in addition to any other vote required by applicable law), designate all committees required by, and maintain such committees in compliance with, the rules and regulations of the Securities and Exchange Commission and of any exchange on which any securities of the Corporation are listed. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Each such committee, to the extent provided in the resolution creating it, shall have and may exercise all the powers and authority of the Board of Directors. Notwithstanding the foregoing, no Committee shall have the power to: (i) approve or adopt, or recommend to stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval; (ii) change the number of directors constituting the entire Board of Directors; (iii) fill any vacancy on the Board of Directors or any Committee; or (iv) adopt, amend or repeal these Bylaws. Each such committee shall serve at the pleasure of the Board of Directors as may be determined from time to time by resolution adopted by the Board of Directors or as required by the rules and regulations of the Securities and Exchange Commission and of such exchange, if applicable. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors upon request.

Section 9. Committee Rules. Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of Directors designating such committee or as otherwise provided herein or required by law or the Certificate of Incorporation. Notice of each meeting of a Committee shall be given (or waived) in the same manner as notice for a Board of Directors’ meeting may be given (or waived). Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum. All matters shall be determined by a majority vote of the members present. Unless otherwise provided in such a resolution, in the event that a member and that member’s alternate, if alternates are designated by the Board of Directors, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member.

Section 10. Action by Written Consent. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 11. Compensation. Unless otherwise restricted by the Certificate of Incorporation, the Board of Directors shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity, including for attendance of meetings of the Board of Directors or participation on any committees. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 12. Reliance on Books and Records. A member of the Board of Directors, or a member of any committee designated by the Board of Directors, shall, in the performance of such person’s duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 13. Telephonic and Other Meetings. Unless restricted by the Certificate of Incorporation, any one or more members of the Board of Directors or any committee thereof may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at a meeting.

Section 14. Board Composition; CEO and Chairman Position.

(a) Effective as of the SuperMedia Effective Time (as defined in the Agreement and Plan of Merger, dated as of [            ], 2012, by and among Dex One Corporation (“Dex”), SuperMedia, Inc. (“SuperMedia”) and the other parties thereto), Peter J. McDonald shall serve as Chief Executive Officer and Alan F. Schultz shall serve as Chairman of the Board until removed or a successor is elected or appointed in accordance with these Bylaws; provided, that no such removal or successor election or appointment shall be made, other than in the case of the death or resignation of either such individual, prior to the Termination Date.

(b) Effective as of the SuperMedia Effective Time, the Board of Directors of the Corporation shall consist of (i) five Continuing Dex Directors, including Mr. Schultz, and (ii) five Continuing SuperMedia Directors, including Mr. McDonald. From and after the Effective Time until the Corporation’s 2014 Annual Meeting of Stockholders (the “Termination Date”): (i) the number of directors that comprises the full Board of Directors shall be ten; (ii) all vacancies on the Board of Directors created by the cessation of service of a director shall be filled by a nominee proposed by the Corporate Governance Committee; and (iii) the Corporate Governance Committee shall be co-chaired by one Continuing Dex Director and one Continuing SuperMedia Director and composed of an equal number of Continuing Dex Directors and Continuing SuperMedia Directors until the Termination Date. Any deadlocks on the Corporate Governance Committee shall be resolved in good faith by the non-management members of the Board of Directors in a manner intended to preserve the principles of representation reflected by this Section 14 of ARTICLE III. If Mr. Schultz is unable to serve as Chairman at any time prior to the Termination Date, then the Continuing Dex Directors shall elect a new Chairman (the “Continuing Chairman”). For the purposes of this Section 14, the terms “Continuing Dex Director” and “Continuing SuperMedia Director” shall mean, respectively, the directors of the Dex and SuperMedia who were selected to be directors of the Corporation by Dex or SuperMedia, as the case may be, as of the SuperMedia Effective Time pursuant to Section 1.7(a) of the Merger Agreement.

(c) In the event of any inconsistency between any provision of this Section 14 of this ARTICLE III and any other provision of these Bylaws or the Corporation’s other constituent documents, the provisions of this Section 14 shall control.

ARTICLE IV

OFFICERS

Section 1. Number. The officers of the Corporation shall be elected by the Board of Directors and shall consist of a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, a Chief Financial Officer and such other officers and assistant officers as may be deemed necessary or desirable by the Board of Directors. Any number of offices may be held by the same person. In its discretion, the Board of Directors may choose not to fill any office for any period as it may deem advisable.

Section 2. Election and Term of Office. The officers of the Corporation shall be elected annually by the Board of Directors at its first meeting held after each annual meeting of stockholders or as soon thereafter as is convenient. Subject to the provisions of Section 14 of Article III, the Chairman of the Board, if any, shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of stockholders or as soon thereafter as is convenient. Vacancies may be filled or new offices created and filled by the Board of Directors. Each officer shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

Section 3. Removal. Subject to the provisions of Section 14 of Article III, any officer or agent elected by the Board of Directors may be removed by the Board of Directors at its discretion, with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 4. Vacancies. Any vacancy occurring in any office because of death, resignation, removal, disqualification or otherwise may be filled by the Board of Directors.

Section 5. Compensation. Compensation of all executive officers shall be approved by the Board of Directors, a duly authorized committee thereof or such officers as may be designated by resolution of the Board of Directors, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a director of the Corporation.

Section 6. Chief Executive Officer. The Chief Executive Officer shall have the powers and perform the duties incident to that position. The Chief Executive Officer shall, in the absence of the Chairman of the Board, or if a Chairman of the Board shall not have been elected, preside at each meeting of (a) the Board of Directors if the Chief Executive Officer is a director or (b) stockholders. Subject to the powers of the Board of Directors and the Chairman of the Board, the Chief Executive Officer shall be in general and active charge of the entire business and affairs of the Corporation, and shall be its chief policy making officer. The Chief Executive Officer shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or provided in these Bylaws. The Chief Executive Officer is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. Whenever the President is unable to serve, by reason of sickness, absence or otherwise, the Chief Executive Officer shall perform all the duties and responsibilities and exercise all the powers of the President.

Section 7. The President. The President of the Corporation shall, subject to the powers of the Board of Directors, the Chairman of the Board and the Chief Executive Officer, have general charge of the business, affairs and property of the Corporation, and control over its officers, agents and employees. The President shall see that all orders and resolutions of the Board of Directors are carried into effect. The President is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. The President shall have such other powers and perform such other duties as may be prescribed by the Chairman of the Board, the Chief Executive Officer, the Board of Directors or as may be provided in these Bylaws. The President shall have the powers and perform the duties incident to that position.

Section 8. Vice Presidents. The Vice President, or if there shall be more than one, the Vice Presidents, in the order determined by the Board of Directors or the Chairman of the Board, shall, in the absence or disability of the President, act with all of the powers and be subject to all the restrictions of the President. The Vice Presidents shall also perform such other duties and have such other powers as the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or these Bylaws may, from time to time, prescribe. The Vice Presidents may also be designated as Executive Vice Presidents or Senior Vice Presidents, as the Board of Directors may from time to time prescribe. A Vice President shall have the powers and perform the duties incident to that position.

Section 9. The Secretary and Assistant Secretaries. The Secretary shall attend all meetings of the Board of Directors (other than executive sessions thereof) and all meetings of the stockholders and record all the proceedings of the meetings in a book or books to be kept for that purpose or shall ensure that his or her designee attends each such meeting to act in such capacity. Under the Board of Directors’ supervision, the Secretary shall give, or cause to be given, all notices required to be given by these Bylaws or by law; shall have such powers and perform such duties as the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or these Bylaws may, from time to time, prescribe; and shall have custody of the corporate seal of the Corporation. The Secretary, or an Assistant Secretary, shall have authority to affix the corporate seal to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature. The Assistant Secretary, or if there be more than one, any of the assistant secretaries, shall in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or the Secretary may, from time to time, prescribe. The Secretary and any Assistant Secretary shall have the powers and perform the duties incident to those positions.

Section 10. The Chief Financial Officer. The Chief Financial Officer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the Chairman of the Board or the Board of Directors; shall receive, and give receipts for, moneys due and payable to the Corporation from any source whatsoever; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board of Directors, at its regular meeting or when the Board of Directors so requires, an account of the Corporation; shall have such powers and perform such duties as the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or these Bylaws may, from time to time, prescribe. The Chief Financial Officer shall have the powers and perform the duties incident to that position.

Section 11. Other Officers, Assistant Officers and Agents. Officers, assistant officers and agents, if any, other than those whose duties are provided for in these Bylaws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors.

Section 12. Delegation of Authority. The Board of Directors may by resolution delegate the powers and duties of such officer to any other officer or to any director, or to any other person whom it may select.

ARTICLE V

CERTIFICATES OF STOCK

Section 1. Form. The shares of stock of the Corporation shall be represented by certificates provided that the Board of Directors may provide by resolution that some or all of any or all classes or series of its stock shall be uncertificated shares. If shares are represented by certificates, the certificates shall be in such form as required by applicable law and as determined by the Board of Directors. Each certificate shall certify the number of shares owned by such holder in the Corporation and shall be signed by, or in the name of the Corporation by the Chairman of the Board, or the President or any Vice President and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation designated by the Board of Directors. Any or all signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed, whose facsimile signature has been used on or who has duly affixed a facsimile signature or signatures to any such certificate or certificates shall cease to be such officer, transfer agent or registrar of the Corporation whether because of death, resignation or otherwise before such certificate or certificates have been issued by the Corporation, such certificate or certificates may nevertheless be issued as though the person or persons who signed such certificate or certificates, whose facsimile signature or signatures have been used thereon or who duly affixed a facsimile signature or signatures thereon had not ceased to be such officer, transfer agent or registrar of the Corporation. All certificates for shares shall be consecutively numbered or otherwise identified.

The Board of Directors may appoint a bank or trust company organized under the laws of the United States or any state thereof to act as its transfer agent or registrar or both in connection with the transfer of any class or series of securities of the Corporation. The Corporation, or its designated transfer agent or other agent, shall keep a book or set of books to be known as the stock transfer books of the Corporation, containing the name of each holder of record, together with such holder’s address and the number and class or series of shares held by such holder and the date of issue. When shares are represented by certificates, the Corporation shall issue and deliver to each holder to whom such shares have been issued or transferred, certificates representing the shares owned by such holder, and shares of stock of the Corporation shall only be transferred on the books of the Corporation by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation or its designated transfer agent or other agent of the certificate or certificates for such shares endorsed by the appropriate person or persons, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. In that event, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate or certificates and record the transaction on its books. When shares are not represented by certificates, shares of stock of the Corporation shall only be transferred on the books of the Corporation by the holder of record thereof or by such holder’s attorney duly authorized in writing, with such evidence of the authenticity of such transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps, and within a reasonable time after the issuance or transfer of such shares, the Corporation shall send the holder to whom such shares have been issued or transferred a written statement of the information required by applicable law. Unless otherwise provided by applicable law, the Certificate of Incorporation, these Bylaws or any other instrument the rights and obligations of shareholders are identical, whether or not their shares are represented by certificates.

Section 2. Lost Certificates. The Corporation may issue or direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates previously issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates or uncertificated shares, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to give the Corporation a bond in such sum as it may direct, sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 3. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its records as the owner of shares of stock to receive dividends, to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by the laws of Delaware.

Section 4. Fixing a Record Date for Purposes Other Than Stockholder Meetings. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purposes of any other lawful action (other than stockholder meetings which is expressly governed by Section 11 of ARTICLE II hereof), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 5. Regulations. The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI

GENERAL PROVISIONS

Section 1. Dividends. Subject to the provisions of statutes and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors, in accordance with applicable law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of applicable law and the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors may think conducive to the interests of the Corporation. The Board of Directors may modify or abolish any such reserves in the manner in which they were created.

Section 2. Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the Corporation shall be signed, endorsed or accepted in the name of the Corporation by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 3. Contracts. In addition to the powers otherwise granted to officers pursuant to Article IV hereof, the Board of Directors may authorize any officer or officers, or any agent or agents, in the name and on behalf of the Corporation to enter into or execute and deliver any and all deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances.

Section 4. Loans. Subject to compliance with applicable law (including Section 13(k) of the Exchange Act), the Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a director of the Corporation or its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

Section 5. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors. In the absence of such resolution, the fiscal year of the Corporation shall be the calendar year beginning January 1 and ending December 31.

Section 6. Corporate Seal. The Board of Directors may provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. Notwithstanding the foregoing, no seal shall be required by virtue of this Section 6 of this Article VI.

Section 7. Voting Securities Owned By Corporation. The Chairman of the Board, the Chief Executive Officer, the President or the Chief Financial Officer shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation, unless the Board of Directors specifically confers authority to vote or act with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.

Section 8. Facsimile Signatures. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

Section 9. Inspection of Books and Records. The Board of Directors shall have power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Delaware, unless and until authorized so to do by resolution of the Board of Directors.

Section 10. Time Periods. In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded and the day of the event shall be included.

Section 11. Section Headings. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 12. Inconsistent Provisions. In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the DGCL or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE VII

INDEMNIFICATION

Section 1. Right to Indemnification and Advancement. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved or threatened to be involved (including involvement, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as an employee or agent of the Corporation or as a director, officer, partner, member, trustee, administrator, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan (an “indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”), penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, partner, member, trustee, administrator, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however, that, except as provided in this Section 1 of this Article VII with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section 1 of this Article VII shall be a contract right. In addition to the right to indemnification conferred herein, an indemnitee shall also have the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (an “advance of expenses”); provided, however, that if and to the extent that the DGCL requires, an advance of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any capacity in which service was or is rendered by such indemnitee, including without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced that such indemnitee is not entitled to be indemnified for such expenses under this Section 1 of this Article VII or otherwise. The Corporation may also, by action of its Board of Directors, provide indemnification and advancement of expenses to employees and agents of the Corporation.

Section 2. Procedure for Indemnification. Any indemnification of a director or officer of the Corporation or advance of expenses (including attorneys’ fees, costs and charges) under this Section 2 of this Article VII shall be made promptly, and in any event within forty-five days after a written claim has been received by the Corporation (or, in the case of an advance of expenses, twenty days after a written request is received by the Corporation, provided that the director or officer has delivered the undertaking contemplated by Section 1 of this Article VII if required). If a determination by the Corporation that the director or officer is entitled to indemnification or advancement of expenses pursuant to this Article VII is required, and the Corporation fails to respond within sixty days to a written request for indemnity or advancement of expenses, the Corporation shall be deemed to have approved the request. If the Corporation denies a written request for indemnification or advance of expenses, in whole or in part, or if payment in full pursuant to such request is not made within forty-five days after a written claim has been received by the Corporation (or, in the case of an advance of expenses, twenty days after a written request is received by the Corporation, provided that the director or officer has delivered the undertaking contemplated by Section 1 of this Article VII if required), the right to indemnification or advances as granted by this Article VII shall be enforceable by the director or officer in any court of competent jurisdiction. Such person’s costs and expenses incurred in connection with successfully establishing his or her right to indemnification or advancement of expenses, in whole or in part, in any such action shall also be indemnified by the Corporation to the fullest extent permitted by Delaware law. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses where the undertaking required pursuant to Section 1 of this Article VII, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the Corporation to the fullest extent permitted by law. Neither the failure of the Corporation (including its Board of Directors, a committee thereof, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, a committee thereof, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. The procedure for indemnification of other employees and agents for whom indemnification and advancement of expenses is provided pursuant to Section 1 of this Article VII shall be the same procedure set forth in this Section 2 of this Article VII for directors or officers, unless otherwise set forth in the action of the Board of Directors providing indemnification and advancement of expenses for such employee or agent.

Section 3. Insurance. The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was or has agreed to become a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, member, trustee, administrator, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such expenses, liability or loss under the DGCL or otherwise.

Section 4. Service for Subsidiaries. Any person serving as a director, officer, partner, member, trustee, administrator, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, at least 50% of whose equity interests are owned by the Corporation (a “subsidiary” for this Article VII), shall be conclusively presumed to be serving in such capacity at the request of the Corporation.

Section 5. Reliance. Persons who after the date of the adoption of this provision become or remain directors or officers of the Corporation or who, while a director or officer of the Corporation, become or remain a director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article VII in entering into or continuing such service. The rights to indemnification and to the advance of expenses conferred in this Article VII shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof. Any amendment, alteration or repeal of this Article VII that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Section 6. Non-Exclusivity of Rights; Continuation of Rights to Indemnification. The rights to indemnification and to the advance of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under the Certificate of Incorporation or under any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. All rights to indemnification under this Article VII shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article VII is in effect. Any repeal or modification of this Article VII or any repeal or modification of relevant provisions of the DGCL or any other applicable laws shall not in any way diminish any rights to indemnification and advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to any proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such repeal or modification.

Section 7. Merger or Consolidation. For purposes of this Article VII, references to the “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article VII with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

Section 8. Savings Clause. If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify and advance expenses to each person entitled to indemnification under Section 1 of Article VII as to all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, ERISA excise taxes and penalties, penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person and for which indemnification or advancement of expenses is available to such person pursuant to this Article VII to the fullest extent permitted by any applicable portion of this Article VII that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE VIII

FORUM FOR ADJUDICATION OF DISPUTES

With respect to any action arising out of any act or omission occurring after the adoption of these Bylaws, unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporate or these Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to the Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein and the Court of Chancery of the State of Delaware having subject matter jurisdiction over the claim in question. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article.

ARTICLE IX

AMENDMENTS

These Bylaws may be amended, altered, changed or repealed or new Bylaws adopted by a vote of a majority of the entire Board of Directors at any meeting, including any bylaw adopted by the stockholders, provided that the stockholders may from time to time specify particular provisions of the Bylaws which shall not be amended by the Board of Directors. Notwithstanding the foregoing, Sections Section 2, Section 5, Section 7, Section 8, and Section 9 of Article III may be amended, altered, changed, or repealed only by a vote of at least 75% of the entire Board of Directors at any meeting.

APPENDIX D

[Houlihan Lokey Letterhead]

December 5, 2012

Dex One Corporation

1001 Winstead Drive

Cary, NC 27513

Attn: Board of Directors

Dear Board of Directors:

We understand that Dex One Corporation (“Dex One”), Newdex, Inc., a direct, wholly owned subsidiary of Dex One (“Newco”), Spruce Acquisition Sub, Inc., a direct, wholly owned subsidiary of Newco (“Merger Sub”), and SuperMedia Inc. (“SuperMedia”) propose to enter into the Agreement (defined below) pursuant to which, among other things, (i) Dex One will be merged with and into Newco (the “Dex Merger”), pursuant to which each outstanding share of common stock, par value $0.001 per share, of Dex One (“Dex Common Stock”) will be converted into the right to receive 0.20 share (the “Dex Exchange Ratio”), par value $0.001 per share of Newco (the “Newco Common Stock”), (ii) immediately following the consummation of the Dex Merger, Merger Sub will be merged with and into SuperMedia (the “SuperMedia Merger” and, together with the Dex Merger, the “Mergers”), pursuant to which each outstanding share of common stock, par value $0.01 per share, of SuperMedia (“SuperMedia Common Stock”) will be converted into the right to receive 0.4386 shares (the “SuperMedia Exchange Ratio”) of Newco Common Stock, such that, immediately upon consummation of the Mergers, the holders of outstanding Dex Common Stock on a fully diluted basis immediately prior to the consummation of the Mergers will hold 60% of the outstanding Newco Common Stock on a fully diluted basis and the holders of outstanding SuperMedia Common Stock on a fully diluted basis immediately prior to the Mergers will hold 40% of the outstanding Newco Common Stock on a fully diluted basis, and (iii) SuperMedia will become a wholly owned subsidiary of Newco. As used herein, “Exchange Ratio” means the SuperMedia Exchange Ratio divided by the Dex Exchange Ratio.

The Board of Directors of Dex One (the “Board”) has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to it as to whether, as of the date hereof, the Exchange Ratio provided for in the Mergers pursuant to the Agreement is fair to holders of Dex Common Stock from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the following agreements and documents:

a.	Draft labeled Execution Version of the Amended and Restated Agreement and Plan of Merger, dated as of December 5, 2012, by and among Dex One, Newco, Merger Sub and SuperMedia (the “Agreement”);

b.	Amended and Restated Certificate of Incorporation of Dex One Corporation (f/k/a R.H. Donnelley Corporation) dated January 29, 2010; and

c.	Draft dated August 19, 2012 of the Amended and Restated Certificate of Incorporation of Newdex, Inc., including certain transfer restrictions intended to ensure preservation of the tax attributes currently anticipated to result from the Mergers (the “Preservation of Tax Benefits Provision”);

2.	reviewed certain publicly available business and financial information relating to Dex One and SuperMedia that we deemed to be relevant;

Dex One Corporation

December 5, 2012

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Dex One and SuperMedia made available to us by Dex One and SuperMedia, including (a) financial projections prepared by the managements of Dex One and SuperMedia relating to Dex One and SuperMedia, respectively, for the years ending 2012 through 2016 (the “Projection Period”), (b) certain forecasts and estimates of potential cost savings, operating efficiencies and other synergies expected to result from the Transaction (as defined below), together with certain forecasts and estimates of the costs associated with achieving such cost savings, operating efficiencies and other synergies, all as prepared by the managements of Dex One and SuperMedia (the “Synergies”), (c) certain forecasts and estimates involving the outstanding amounts, and terms of, the aggregate debt of Newco on a consolidated basis pro forma for the Mergers (the “Amend and Extend Transactions” and, together with the Mergers, the “Transaction”) during the Projection Period (the “Amend and Extend Terms”), and (d) estimated amounts and usages of tax attributes, prepared by the management of Dex One, relating to (i) Dex One on a stand-alone basis (the “Dex One Tax Attributes”), and (ii) Newco, pro forma for the Transaction (the “Newco Tax Attributes”);

4.	spoken with certain members of the managements of Dex One and SuperMedia and certain of their representatives and advisors regarding the respective businesses, operations, financial condition and prospects, both on a stand-alone basis and pro forma for the Transaction, of Dex One, SuperMedia and Newco, the Transaction and related matters;

5.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

6.	reviewed the current and historical market prices and trading volume for certain of Dex One’s and SuperMedia’s bank loans and publicly traded securities;

7.	compared the relative contributions of Dex One and SuperMedia to certain financial statistics of Dex One and SuperMedia on a combined basis (but not pro forma for the Transaction); and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, managements of Dex One and SuperMedia have advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such managements as to the future financial results and condition of (i) Dex One and SuperMedia, respectively, and (ii) Newco, and we express no opinion with respect to such projections or the assumptions on which they are based. Furthermore, upon the advice of the (i) managements of Dex One and SuperMedia, we have assumed that the estimated Synergies and Newco Tax Attributes reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the managements of Dex One and SuperMedia and that each of the Synergies and Newco Tax Attributes will be realized in the amounts and the time periods indicated thereby and we express no opinion with respect to such Synergies or Newco Tax Attributes or the assumptions on which they are based, and (ii) management of Dex One, we have assumed that the estimated Dex One Tax Attributes reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Dex One and that the Dex One Tax Attributes would be realized by Dex One on a stand-alone basis in the amounts and the time periods indicated thereby and we express no opinion with respect to such Dex One Tax Attributes or the assumptions on which they are based. We have relied upon and assumed that the Amend and Extend Terms will be implemented upon consummation of the Mergers, and we express no opinion regarding the fairness of the Exchange Ratio or any other portion or aspect of the Mergers in the event the terms

Dex One Corporation

December 5, 2012

of refinanced debt of either Dex One or SuperMedia are on terms materially less advantageous than the Amend and Extend Terms. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Dex One or SuperMedia since the respective dates of the most recent information, financial or otherwise, provided to us that would be material to our analyses or this Opinion (other than as otherwise reflected in the financial projections referred to above), and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. In reaching our conclusions hereunder, with the consent of the Board, we did not perform a selected companies analysis in light of the absence of any sufficiently similarly situated companies in the publishing and directory industries for which public information was available so as to be able to make any meaningful comparisons.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, other than those related to (i) the pre-packaged chapter 11 plan of reorganization for SuperMedia and certain of its subsidiaries (the “SuperMedia Pre-Pack Plan”) and (ii) the pre-packaged chapter 11 plan of reorganization for Dex One and certain of its subsidiaries (the “Dex One Pre-Pack Plan” and, together with the SuperMedia Pre-Pack Plan, the “Pre-Pack Plans”), (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof (other than those relating to the Pre-Pack Plans), and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in all such agreements and such other related documents and instruments (other than those relating to the Pre-Pack Plans), without any amendments or modifications thereto that would be material to our analyses or this Opinion. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Dex One, SuperMedia, Newco, or otherwise have an effect on the Transaction, or Dex One, SuperMedia or Newco or any expected benefits of the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any material respect from the drafts of said documents.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Dex One, SuperMedia or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Dex One, SuperMedia or Newco is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Dex One, SuperMedia or Newco is or may be a party or is or may be subject.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof; provided, however, that, in the event of an Amend and Extend Transaction, we have agreed that, if requested by Dex One, we will provide an update to this Opinion. We are not expressing any opinion as to what the value of Newco Common Stock actually will be when issued pursuant to

Dex One Corporation

December 5, 2012

the Mergers or the price or range of prices at which Dex Common Stock, SuperMedia Common Stock or Newco Common Stock may be purchased or sold at any time, including, but not limited to, any potential impact on prices or values that may result from the effects of the Preservation of Tax Benefits Provision. We have assumed that the Newco Common Stock to be issued in the Mergers will be listed on either the New York Stock Exchange or one of the NASDAQ Markets.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, Dex One, SuperMedia, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with whom they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Dex One, SuperMedia, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and other financial services to Dex One, Paulson & Co. Inc. (“Paulson”), which we understand owns, together with its affiliates, a significant interest in each of Dex One and SuperMedia, Franklin Templeton Investments (“Franklin”), which we understand owns, together with its affiliates, a significant interest in Dex One, and/or one or more of their respective affiliates, for which Houlihan Lokey and such affiliates have received, and may receive, compensation, including, among other things, (a) providing valuation advisory services to Paulson, Franklin and/or one or more of their respective affiliates, (b) having acted as financial advisor in connection with Dex One’s acquisition of certain of its outstanding debt securities in 2012, and (c) having acted as financial advisor to certain creditors of a predecessor company of Dex One in connection with a restructuring transaction which was completed in 2010. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to Dex One, SuperMedia, Newco, Paulson, Franklin, other participants in the Transaction and/or one or more of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Paulson, Franklin, other participants in the Transaction and/or one or more of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with Paulson, Franklin, other participants in the Transaction and/or one or more of their respective affiliates, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Paulson, Franklin, other participants in the Transaction and/or one or more of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Houlihan Lokey has also acted as financial advisor to Dex One in connection with, and has participated in certain of the negotiations leading to, the Mergers and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Mergers. Houlihan Lokey is also acting as financial advisor to Dex One in connection with, and expects to participate in certain of the negotiations relating to the Amend and Extend Transactions, and will receive a fee upon the successful completion of any Amend and Extend

Dex One Corporation

December 5, 2012

Transactions. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of any portion or aspect of the Transaction. Dex One has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of Dex One, SuperMedia, their respective security holders or any other party to proceed with or effect any portion or aspect of the Transaction, including, without limitation, whether to proceed with the Pre-Pack Plans, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise, including, but not limited to, any potential terms or structure of any Amend and Extend Transactions (other than the Exchange Ratio to the extent expressly specified herein), or any terms of the Pre-Pack Plans, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of Dex One, SuperMedia, or to any other party, except if and only to the extent expressly set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for Dex One, SuperMedia or any other party, including, without limitation, whether to proceed with the Pre-Pack Plans, (v) the fairness of any portion or aspect of the Transaction to any one class or group of Dex One’s, SuperMedia’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Dex One’s, SuperMedia’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Dex One, SuperMedia, Newco, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of Dex One, SuperMedia, or Newco, or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or under the Pre-Pack Plans, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Exchange Ratio or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by Dex One, SuperMedia and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Dex One, SuperMedia, Newco and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Mergers pursuant to the Agreement is fair to holders of Dex Common Stock from a financial point of view.

Very truly yours,

HOULIHAN LOKEY CAPITAL, INC.

Appendix E

Opinion of Morgan Stanley & Co. LLC

1585 Broadway
New York, NY 10036
Morgan Stanley

December 5th, 2012

Board of Directors

SuperMedia Inc.

2200 West Airfield Drive

D/FW Airport, TX 75261

Members of the Board:

We understand that SuperMedia Inc. (“SuperMedia” or the “Company”), Dex One Corporation (“Dex”), Newdex, Inc., a direct, wholly owned subsidiary of Dex (“Newco”), and Spruce Acquisition Sub, Inc. (“Merger Sub”), a direct, wholly owned subsidiary of Newco, propose to enter into an Amended and Restated Agreement and Plan of Merger, substantially in the form of the execution version dated December 5th, 2012 (the “Merger Agreement”), which provides, among other things, for the merger of Dex with and into Newco, with Newco as the surviving entity (such merger, the “Dex Merger” and such surviving entity, “Dex Surviving Company”), and, immediately following the consummation of the Dex Merger, the merger of Merger Sub with and into the Company, with the Company as the surviving entity (the “SuperMedia Merger” and, together with the Dex Merger, the “Mergers”). Pursuant to the Dex Merger, each outstanding share of common stock, par value $0.001 per share, of Dex (“Dex Common Stock”) (other than shares of Dex Common Stock owned by Dex, SuperMedia or any of their respective subsidiaries (which shall be cancelled in accordance with the Merger Agreement)) will be converted into 0.2000 shares of common stock, par value $0.001 per share, of Dex Surviving Company (“Dex Surviving Company Common Stock”). Pursuant to the SuperMedia Merger, the Company will become a wholly owned subsidiary of Dex Surviving Company, and each outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) (other than shares of Company Common Stock owned by Dex, Newco, SuperMedia or any of their respective subsidiaries (which shall be cancelled in accordance with the Merger Agreement) (such shares, the “Excluded Shares”)) will be converted into the right to receive 0.4386 shares (the “Exchange Ratio”) of Dex Surviving Company Common Stock, subject to adjustment in certain circumstances. Each Merger will be conditioned upon, among other things, the execution of specified amendments to the existing credit facilities of the Company and Dex and their respective subsidiaries (the “Loan Modification”) and the entry by the Company and Dex and their respective subsidiaries into a tax sharing agreement and a shared services agreement (the “Sharing Arrangements”), in each case in the forms attached as exhibits to the Merger Agreement; provided, however, that if the parties to the Merger Agreement are unable to obtain the requisite consents to the Mergers and the Loan Modification, but are able to obtain the consents required under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) then such parties may attempt to effectuate the Mergers, the Loan Modification and the Sharing Arrangements through voluntary, prepackaged cases (the “Prepackaged Plans”) under the Bankruptcy Code. The terms and conditions of the Mergers are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock (other than the Excluded Shares).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and Dex, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and Dex, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and Dex, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Mergers, prepared by the managements of the Company and Dex, respectively;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of Dex, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of Dex;

7)	Reviewed the pro forma impact of the Mergers on the Company’s and Dex Surviving Company’s leveraged free cash flow per share and certain financial ratios;

8)	Reviewed the reported prices and trading activity for the Company Common Stock and Dex Common Stock;

9)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions, including certain publicly available, precedent merger-of-equal transactions;

10)	Participated in discussions and negotiations among representatives of the Company and Dex and their financial and legal advisors;

11)	Reviewed the execution version dated December 5th, 2012 of the Merger Agreement and certain related documents; and

12)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and Dex, which formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and Dex of the future financial performance of the Company and Dex. In addition, we have assumed that the Mergers will be consummated in accordance with the terms set forth in the Merger Agreement, without any waiver, amendment or delay of any terms or conditions, including, among other things, the Loan Modification and the Sharing Arrangements. Morgan Stanley has assumed that all necessary governmental, regulatory, judicial, creditor or other approvals and consents required for the proposed Mergers will be obtained without the imposition of any delays, limitations, conditions or restrictions or any modifications to or waivers of the terms of the Mergers, the Loan Modification or the Sharing Arrangements, in each case that would have an adverse effect that is meaningful to our analysis on the contemplated benefits expected to be derived in the proposed Mergers, the Loan Modification and the Sharing Arrangements. We are not legal, tax, regulatory, accounting or bankruptcy advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Dex and the Company and their legal, tax, regulatory, accounting and bankruptcy advisors with respect to legal, tax, regulatory, accounting or bankruptcy matters. We have not made any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, Dex or Dex Surviving Company or any of their respective subsidiaries, or concerning the solvency of the Company, Dex or Dex Surviving Company or any of their respective subsidiaries. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Other than the fairness from a financial point of view of the Exchange Ratio pursuant to the SuperMedia Merger to the holders of shares of the Company Common Stock (other than the Excluded Shares), we do not express any view on, and our opinion does not address, any other term or aspect of the fairness of either of the Mergers or any of the related transactions (including the Loan Modification and the Sharing Arrangements) to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or the holders of any class of securities, creditors or other constituencies of Dex. Our opinion does not in any manner address (i) the fairness of the amount or nature of the compensation to any of the officers, directors or employees of any of the parties to the Merger Agreement, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the SuperMedia Merger, (ii) the solvency, creditworthiness or fair value of the Company, Dex or Dex Surviving Company under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (iii) the absolute or relative recoveries available to the holders of Company Common Stock or the holders of any other class of securities, creditors or other constituencies of the Company or Dex in any bankruptcy or other insolvency proceeding, liquidation or restructuring, (iv) any plan of reorganization under the Bankruptcy Code, including the Prepackaged Plans, (v) the underlying business decision to proceed with or effect the Mergers, the Loan Modification, the Sharing Arrangements or any plan of reorganization under the Bankruptcy Code, including the Prepackaged Plans or (vi) the availability or advisability of any alternatives.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which was paid upon the rendering of an opinion in connection with this transaction and another portion of which is contingent upon the closing of the Mergers. Morgan Stanley may also seek to provide financial advisory and financing services to Dex or Dex Surviving Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading and prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley and its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions or finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Dex, the Company, Dex Surviving Company or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice and replaces and supersedes our opinion dated as of August 20th, 2012 in all respects. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Mergers if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which Company Common Stock, Dex Common Stock, Dex Surviving Company Common Stock or the bonds, bank debt or other securities of the Company, Dex or Dex Surviving Company will trade at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting to be held in connection with the Mergers or how any other constituency should vote in connection with the Prepackaged Plans, if applicable.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock (other than the Excluded Shares).

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Thomas F. Whayne
Thomas F. Whayne Managing Director

APPENDIX F

IN THE UNITED STATES BANKRUPTCY COURT FOR THE DISTRICT OF DELAWARE

)
In re:	)	Chapter 11
)
DEX ONE CORPORATION, et al.,[1]	)	Case No. 13-[ ] ([ ])
)
Debtors.	)	Joint Administration Requested
)

DEBTORS’ JOINT PREPACKAGED CHAPTER 11 PLAN

THIS CHAPTER 11 PLAN IS BEING SOLICITED FOR ACCEPTANCE OR REJECTION IN ACCORDANCE WITH SECTION 1125 AND WITHIN THE MEANING OF SECTION 1126 OF THE BANKRUPTCY CODE, 11 U.S.C. §§ 1125, 1126. THIS CHAPTER 11 PLAN WILL BE SUBMITTED TO THE BANKRUPTCY COURT FOR APPROVAL FOLLOWING SOLICITATION AND THE DEBTORS’ FILING FOR CHAPTER 11 BANKRUPTCY.

KIRKLAND & ELLIS LLP	PACHULSKI STANG ZIEHL & JONES LLP
Marc Kieselstein, P.C.	Laura Davis Jones (DE Bar No. 2436)
Christopher J. Marcus	Peter J. Keane (DE Bar No. 5503)
601 Lexington Avenue New York, New York 10022-4611 Telephone: (212) 446-4800	919 North Market Street, 17th Floor P.O. Box 8705 Wilmington, Delaware 19899-8705 (Courier 19801) Telephone: (302) 652-4100

Proposed Co-Counsel to the Debtors and Debtors in Possession

Dated: February 8, 2013

[1]

The Debtors, together with the last four digits of each of the Debtors’ federal tax identification number (if applicable), are: Dex One Corporation (0040); Dex Media, Inc. (9762); Dex Media East, Inc. (5763); Dex Media West, Inc. (7004); Dex Media Service LLC (9647); Dex One Digital, Inc. (9750); Dex One Service, Inc. (0222); R.H. Donnelley Inc. (7635); R.H. Donnelley APIL, Inc. (6495); R.H. Donnelley Corporation (2490); Newdex, Inc. (1335); and Spruce Acquisition Sub, Inc. (4006). For the purpose of these chapter 11 cases, the service address for the Debtors is: 1001 Winstead Drive, Cary, North Carolina 27513.

F-i

ARTICLE VI PROVISIONS GOVERNING DISTRIBUTIONS		F-24
6.1	Distributions on Account of Claims and Interests Allowed as of the Effective Date	F-24
6.2	Special Rules for Distributions to Holders of Disputed Claims and Interests	F-24
6.3	Delivery of Distributions	F-25
6.4	Claims Paid or Payable by Third Parties	F-27
6.5	Setoffs	F-28
6.6	Allocation Between Principal and Accrued Interest	F-28

ARTICLE VII PROCEDURES FOR RESOLVING DISPUTED CLAIMS AND INTERESTS		F-28
7.1	Disputed Claims Process	F-28
7.2	Prosecution of Objections to Claims and Interests	F-28
7.3	No Interest	F-29
7.4	Disallowance of Claims and Interests	F-29

ARTICLE VIII EFFECT OF CONFIRMATION OF THE PLAN		F-29
8.1	Discharge of Claims and Termination of Interests	F-29
8.2	Releases by the Debtors	F-29
8.3	Releases by Holders of Claims and Interests	F-30
8.4	Exculpation	F-31
8.5	Injunction	F-31
8.6	Protection Against Discriminatory Treatment	F-31
8.7	Indemnification	F-32
8.8	Recoupment	F-32
8.9	Release of Liens	F-32
8.10	Reimbursement or Contribution	F-32

ARTICLE IX CONDITIONS PRECEDENT TO THE EFFECTIVE DATE		F-32
9.1	Conditions Precedent to the Effective Date. It shall be a condition to the Effective Date that the following conditions shall have been satisfied or waived pursuant to Section 9.2:	F-32
9.2	Waiver of Conditions Precedent	F-33
9.3	Effect of Non-Occurrence of Conditions to Consummation	F-33

ARTICLE X MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN		F-33
10.1	Modification of Plan	F-33
10.2	Revocation or Withdrawal of Plan	F-33
10.3	Confirmation of the Plan	F-34

ARTICLE XI RETENTION OF JURISDICTION		F-34

ARTICLE XII MISCELLANEOUS PROVISIONS		F-35
12.1	Additional Documents	F-35
12.2	Payment of Statutory Fees	F-35
12.3	Reservation of Rights	F-36
12.4	Successors and Assigns	F-36
12.5	Service of Documents	F-36
12.6	Term of Injunctions or Stays	F-37
12.7	Entire Agreement	F-37
12.8	Plan Supplement Exhibits	F-37
12.9	Non-Severability	F-37

F-ii

LIST OF EXHIBITS

Exhibit A	Amended and Restated Dex East Secured Credit Agreement
Exhibit B	Amended and Restated Dex West Secured Credit Agreement
Exhibit C	Amended and Restated RHDI Secured Credit Agreement
Exhibit D	Merger Agreement

F-iii

INTRODUCTION

Dex One and its Debtor subsidiaries in the above-captioned chapter 11 cases jointly propose this Plan. Although proposed jointly for administrative purposes, the Plan constitutes a separate Plan for each Debtor for the resolution of outstanding claims against and interests in each Debtor pursuant to the Bankruptcy Code. The Debtors and the SuperMedia Debtors seek to consummate the Merger on the Effective Date of the Plan. Each Debtor is a proponent of the Plan within the meaning of section 1129 of the Bankruptcy Code. The classifications of claims and interests set forth in ARTICLE III shall be deemed to apply separately with respect to each Plan proposed by each Debtor, as applicable. The Plan contemplates no substantive consolidation of any of the Debtors. Reference is made to the Disclosure Statement for a discussion of the debtors’ history, business, properties and operations, projections, risk factors, a summary and analysis of this Plan, the Merger and certain related matters.

ARTICLE I

DEFINED TERMS, RULES OF INTERPRETATION,

COMPUTATION OF TIME, GOVERNING LAW, AND OTHER REFERENCES

1.1    Defined Terms

1.    “Administrative Claim” means a Claim for costs and expenses of administration of the Chapter 11 Cases pursuant to sections 503(b), 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred on or after the Petition Date until and including the Effective Date of preserving the Estates and operating the businesses of the Debtors; (b) Allowed Professional Claims; and (c) all fees and charges assessed against the Estates pursuant to section 1930 of chapter 123 of title 28 of the United States Code.

2.    “Affiliate” has the meaning set forth in section 101(2) of the Bankruptcy Code.

3.    “Allowed” means, as to a Claim or an Interest, a Claim or an Interest allowed under the Plan, under the Bankruptcy Code, as applicable, or by a Final Order.

4.    “Amended and Restated Credit Agreements” means, collectively, the Amended and Restated Dex East Secured Credit Agreement, the Amended and Restated Dex West Secured Credit Agreement and the Amended and Restated RHDI Secured Credit Agreement.

5.    “Amended and Restated Credit Documents” means, collectively, the Amended and Restated Dex East Secured Credit Documents, the Amended and Restated Dex West Secured Credit Documents and the Amended and Restated RHDI Secured Credit Documents.

6.    “Amended and Restated Dex East Secured Credit Agreement” means the Amended and Restated Credit Agreement by and among Dex East, as borrower thereunder, Dex Media, Inc., Dex One, and Dex Media Service LLC, as guarantors thereunder, the financial institutions from time to time party thereto, and JPMorgan Chase Bank, N.A., in its capacities as administrative agent and collateral agent thereunder, to be effective on the Effective Date, in form and substance reasonably satisfactory to the Credit Agreement Agents and the Majority Documentation Lenders and in substantially the form attached to the Plan as Exhibit A.

7.    “Amended and Restated Dex East Secured Credit Documents” means, collectively, the Amended and Restated Dex East Secured Credit Agreement, each of the other Loan Documents (as defined in the Amended and Restated Dex East Secured Credit Agreement) and all other agreements, documents and instruments delivered or entered into in connection therewith (including any guarantee agreements, pledge and collateral agreements, intercreditor agreements and other security documents).

8.    “Amended and Restated Dex West Secured Credit Agreement” means the Amended and Restated Credit Agreement by and among Dex West, as borrower thereunder, Dex Media, Inc., Dex One, and Dex Media Service LLC, as guarantors thereunder, the certain financial institutions from time to time party thereto, and JPMorgan Chase Bank, N.A., in its capacities as administrative agent and collateral agent thereunder, to be effective on the Effective Date, in form and substance reasonably satisfactory to the Credit Agreement Agents and the Majority Documentation Lenders and in substantially the form attached to the Plan as Exhibit B.

9.    “Amended and Restated Dex West Secured Credit Documents” means, collectively, the Amended and Restated Dex West Secured Credit Agreement, each of the other Loan Documents (as defined in the Amended and Restated Dex West Secured Credit Agreement) and all other agreements, documents and instruments delivered or entered into in connection therewith (including any guarantee agreements, pledge and collateral agreements, intercreditor agreements and other security documents).

10.    “Amended and Restated RHDI Secured Credit Agreement” means the Amended and Restated Credit Agreement by and among RHDI, as borrower thereunder, Dex One and RH Donnelley APIL, Inc., as guarantors thereunder, the financial institutions from time to time party thereto, and Deutsche Bank Trust Company Americas, in its capacities as administrative agent and collateral agent thereunder, to be effective on the Effective Date, in form and substance reasonably satisfactory to the Credit Agreement Agents and the Majority Documentation Lenders and in substantially the form attached to the Plan as Exhibit C.

11.    “Amended and Restated RHDI Secured Credit Documents” means, collectively, the Amended and Restated RHDI Secured Credit Agreement, each of the other Loan Documents (as defined in the Amended and Restated RHDI Secured Credit Agreement) and all other agreements, documents and instruments delivered or entered into in connection therewith (including any guarantee agreements, pledge and collateral agreements, intercreditor agreements and other security documents).

12.    “Avoidance Actions” means any and all avoidance, recovery, subordination, or other claims, actions, or remedies that may be brought by or on behalf of the Debtors or their Estates or other authorized parties in interest under the Bankruptcy Code or applicable non-bankruptcy law, including actions or remedies under sections 502, 510, 542, 544, 545, and 547 through and including 553 of the Bankruptcy Code.

13.    “Bankruptcy Code” means Title 11 of the United States Code, 11 U.S.C. §§ 101–1532, as may be amended from time to time.

14.    “Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware or such other court having jurisdiction over the Chapter 11 Cases.

15.    “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, 28 U.S.C. § 2075, as applicable to the Chapter 11 Cases and the general, local, and chambers rules of the Bankruptcy Court.

16.    “Business Day” means any day, other than a Saturday, Sunday, or a legal holiday, as defined in Bankruptcy Rule 9006(a).

17.    “Cash” means the legal tender of the United States of America or the equivalent thereof, including bank deposits and checks.

18.    “Causes of Action” means any and all claims, actions, causes of action, choses in action, suits, debts, damages, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, judgments, remedies, rights of set-off, third-party claims, subrogation claims, contribution claims, reimbursement claims, indemnity claims, counterclaims, and crossclaims (including all claims and any avoidance, recovery, subordination, or other actions against Insiders and/or any other Entities under the Bankruptcy Code, including Avoidance Actions) of any of the Debtors, the debtors in possession, and/or the Estates (including those actions set forth in the Plan Supplement), whether known or unknown, liquidated or unliquidated, fixed or contingent, matured or unmatured, disputed or undisputed, that are or may be pending on the Effective Date or commenced by the Reorganized Debtors after the Effective Date against any Entity, based in law or equity, including under the Bankruptcy Code, whether direct, indirect, derivative, or otherwise and whether asserted or unasserted as of the date of entry of the Confirmation Order.

19.    “Certificate” means any instrument evidencing a Claim or an Interest, provided, “Certificate” includes no instrument issued pursuant to, or evidencing a Claim under, any Credit Agreement.

20.    “Chapter 11 Cases” means the procedurally consolidated chapter 11 cases pending for the Debtors in the Bankruptcy Court.

21.    “Claim” has the meaning set forth in section 101(5) of the Bankruptcy Code.

22.    “Claims and Solicitation Agent” means the claims and solicitation agent the Debtors may retain in the Chapter 11 Cases pursuant to order of the Bankruptcy Court.

23.    “Claims Register” means the official register of Claims against or Interests in the Debtors maintained by the Claims and Solicitation Agent.

24.    “Class” means a category of holders of Claims or Interests under section 1122(a) of the Bankruptcy Code.

25.    “Confirmation” means the entry of the Confirmation Order on the docket of the Chapter 11 Cases.

26.    “Confirmation Date” means the date on which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases within the meaning of Bankruptcy Rules 5003 and 9021.

27.    “Confirmation Hearing” means the hearing(s) before the Bankruptcy Court under section 1128 of the Bankruptcy Code at which the Debtors seek entry of the Confirmation Order.

28.    “Confirmation Order” means the order of the Bankruptcy Court confirming the Plan under section 1129 of the Bankruptcy Code and approving the Lender Disclosure Statement and the Shareholder Disclosure Statement, which order shall be in form and substance reasonably satisfactory to the Credit Agreement Agents.

29.    “Consummation” means the occurrence of the Effective Date.

30.    “Credit Agreements” means, collectively, the Dex East Secured Credit Agreement, the Dex West Secured Credit Agreement, or the RHDI Secured Credit Agreement.

31.    “Credit Agreement Agent” means, as applicable, the Dex East Administrative Agent, the Dex West Administrative Agent, or the RHDI Administrative Agent.

32.    “Creditor” has the meaning set forth in section 101(10) of the Bankruptcy Code.

33.    “Cure” means a Claim (unless waived or modified by the applicable counterparty) based upon a Debtor’s defaults under an Executory Contract or Unexpired Lease assumed by such Debtor under section 365 of the Bankruptcy Code, other than a default which is not required to be cured pursuant to section 365(b)(2) of the Bankruptcy Code.

34.    “Debtors” means, collectively, each of the following: Dex One; Dex Media, Inc.; Dex Media East, Inc.; Dex Media West, Inc.; Dex Media Service LLC; Dex One Digital, Inc.; Dex One Service, Inc.; R.H. Donnelley Inc.; R.H. Donnelley APIL, Inc.; R.H. Donnelley Corporation; Newdex, Inc.; and Spruce Acquisition Sub, Inc.

35.    “Designated Employee Benefit Plans” means the employee benefit plans designated by the Debtors, with the consent of the SuperMedia Debtors, on or before the Effective Date.

36.    “Dex East” means Dex Media East, Inc.

37.    “Dex East Administrative Agent” means JPMorgan Chase Bank, N.A. or its successor, in its capacities as administrative agent and collateral agent under the Dex East Secured Credit Facility Documents.

38. “Dex East Cash Collateral Order” means, collectively, the interim order and, if applicable, the Final Order entered by the Bankruptcy Court authorizing Dex East and certain of the other Debtors to use the Dex East Secured Lenders’ collateral (including cash collateral) and granting adequate protection to the Dex East Secured Lenders, which orders shall be in form and substance reasonably satisfactory to the Credit Agreement Agents.

39.    “Dex East Cash Management Arrangement” means any “Specified Cash Management Arrangement”, as defined in the Dex East Guarantee and Collateral Agreement.

40.    “Dex East Guarantee and Collateral Agreement” means the Guarantee and Collateral Agreement, dated as of October 24, 2007 and as amended and restated on January 29, 2010, among Dex East, the other Debtors party thereto and the Dex East Administrative Agent.

41.    “Dex East Secured Credit Agreement” means the credit agreement, dated as of October 24, 2007, and as amended and restated on January 29, 2010 and further amended thereafter, by and among Dex East, as borrower thereunder, Dex One, Dex West, Dex Media, Inc., the Dex East Secured Lenders party thereto from time to time, the Dex East Administrative Agent and the other agents and arrangers party thereto.

42.    “Dex East Secured Credit Facility Claim” means any Claim arising under, derived from, or based upon the Dex East Secured Credit Facility Documents.

43.    “Dex East Secured Credit Facility Documents” means, collectively, (a) the Dex East Secured Credit Agreement, (b) all other agreements, documents and instruments delivered or entered into in connection therewith (including any guarantee agreements, pledge and collateral agreements, intercreditor agreements and other security documents), (c) any Dex East Specified Cash Management Arrangement and (d) any Dex East Specified Swap Agreement.

44.    “Dex East Secured Lenders” means the “Secured Parties”, as defined in the Dex East Secured Credit Agreement.

45.    “Dex East Specified Swap Agreement” means any “Specified Swap Agreement”, as defined in the Dex East Guarantee and Collateral Agreement.

46.    “Dex One” means Dex One Corporation.

47.    “Dex One Interest” means any Interest in Dex One.

48.    “Dex One Support Agreement” means the Support and Limited Waiver Agreement, dated as of December 5, 2012, by and among the Debtors, each of the Credit Agreement Agents and the Dex East Secured Lenders, Dex West Secured Lenders, and RHDI Secured Lenders party thereto from time to time.

49.    “Dex Secured Credit Facility Documents” means, collectively, (a) the Dex East Secured Credit Facility Documents, (b) the Dex West Secured Credit Facility Documents and (c) the RHDI Secured Credit Facility Documents.

50.    “Dex West” means Dex Media West, Inc.

51.    “Dex West Administrative Agent” means JPMorgan Chase Bank, N.A. or its successor, in its capacities as administrative agent and collateral agent under the Dex West Secured Credit Facility Documents.

52.    “Dex West Cash Collateral Order” means, collectively, the interim order and, if applicable, the Final Order entered by the Bankruptcy Court authorizing Dex West and certain of the other Debtors to use the Dex West Secured Lenders’ collateral (including cash collateral) and granting adequate protection to the Dex West Secured Lenders, which orders shall be in form and substance reasonably satisfactory to the Credit Agreement Agents.

53.    “Dex West Cash Management Arrangement” means any “Specified Cash Management Arrangement”, as defined in the Dex West Guarantee and Collateral Agreement.

54.    “Dex West Guarantee and Collateral Agreement” means the Guarantee and Collateral Agreement, dated as of June 6, 2008 and as amended and restated on January 29, 2010, among Dex West, the other Debtors party thereto and the Dex West Administrative Agent.

55.    “Dex West Secured Credit Agreement” means the credit agreement, dated as of June 6, 2008, and as amended and restated on January 29, 2010 and further amended thereafter, by and among Dex West, as borrower thereunder, Dex One, Dex Media Inc., the Dex West Secured Lenders party thereto from time to time, the Dex West Administrative Agent and the other agents and arrangers party thereto.

56.    “Dex West Secured Credit Facility Claim” means any Claim arising under, derived from, or based upon the Dex West Secured Credit Facility Documents.

57.    “Dex West Secured Credit Facility Documents” means, collectively, (a) the Dex West Secured Credit Agreement, (b) all other agreements, documents and instruments delivered or entered into in connection therewith (including any guarantee agreements, pledge and collateral agreements, intercreditor agreements and other security documents), (c) any Dex West Cash Management Arrangement and (d) any Dex West Specified Swap Agreement.

58.    “Dex West Secured Lenders” means the “Secured Parties”, as defined in the Dex West Secured Credit Agreement.

59.    “Dex West Specified Swap Agreement” means any “Specified Swap Agreement”, as defined in the Dex West Guarantee and Collateral Agreement.

60.    “Disclosure Statement” means either the Lender Disclosure Statement or the Shareholder Disclosure Statement, as applicable.

61.    “Disputed” means, as to a Claim or an Interest, a Claim or an Interest: (a) that is not Allowed; (b) that is not disallowed under the Plan, the Bankruptcy Code, as applicable, or a Final Order; or (c) with respect to which a party in interest has filed a proof of claim or otherwise made a written request to a Debtor for payment, without any further notice to or action, order, or approval of the Bankruptcy Court.

62.    “Distribution Agent” means Newdex or any Entity Newdex selects to make or to facilitate distributions in accordance with the Plan.

63.    “Distribution Date” means, except as otherwise set forth herein, the date or dates determined by the Debtors or Newdex, in their sole discretion, on or after the Effective Date, upon which the Distribution Agent shall make distributions to holders of Allowed Claims and Interests entitled to receive distributions under the Plan; provided that Distribution Dates shall occur no less frequently than every 30 days after the Effective Date, as necessary.

64.    “Distribution Record Date” means the date that is three Business Days after entry of the Confirmation Order.

65.    “Effective Date” means the date that is the first Business Day after the Confirmation Date on which all conditions precedent to the occurrence of the Effective Date set forth in Section 9.1 have been satisfied or waived in accordance with Section 9.2.

66.    “Entity” has the meaning set forth in section 101(15) of the Bankruptcy Code.

67.    “Equity Security” has the meaning set forth in section 101(16) of the Bankruptcy Code.

68.    “Estate” means the bankruptcy estate of any Debtor created under sections 301 and 541 of the Bankruptcy Code upon the commencement of the Chapter 11 Cases.

69.    “Exculpated Claim” means any Claim related to any act or omission in connection with, relating to, or arising out of the Debtors’ in court or out-of-court efforts to implement the Transaction, the Chapter 11 Cases, the Dex One Support Agreement, the formulation, preparation, solicitation, dissemination, negotiation, or filing of the Lender Disclosure Statement, the Shareholder Disclosure Statement or Plan or any contract, instrument, release, or other agreement or document created or entered into in connection with or pursuant to the Dex One Support Agreement, the Disclosure Statement or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, or the distribution of property under the Plan.

70.    “Exculpated Party” means each of the following in its capacity as such: (a) the Debtors; (b) the Reorganized Debtors; (c) the SuperMedia Debtors; (d) the RHDI Secured Lenders and the RHDI Administrative Agent; (e) the Dex East Secured Lenders and the Dex East Administrative Agent; (f) the Dex West Secured Lenders and the Dex West Administrative Agent; and (g) with respect to each of the foregoing Entities in clauses (a) through (f), such Entity’s successors and assigns and current and former affiliates, subsidiaries, officers, directors, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other Professionals.

71.    “Executory Contract” means a contract or lease to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

72.    “Final Decree” means the decree contemplated under Bankruptcy Rule 3022.

73.    “Final Order” means, as applicable, an order or judgment of the Bankruptcy Court or other court of competent jurisdiction with respect to the relevant subject matter, which has not been reversed, stayed, modified, or amended, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the order or judgment could be appealed or from which certiorari could be sought or the new trial, reargument, or rehearing shall have been denied, resulted in no modification of such order, or has otherwise been dismissed with prejudice.

74.    “General Unsecured Claim” means any Claim other than an Administrative Claim, a Professional Claim, a Secured Tax Claim, an Other Secured Claim, a Priority Tax Claim, an Other Priority Claim, a RHDI

Secured Credit Facility Claim, a Dex West Secured Credit Facility Claim, a Dex East Secured Credit Facility Claim, a Senior Subordinated Notes Claim, and a Section 510(b) Claim.

75.    “Governmental Unit” has the meaning set forth in section 101(27) of the Bankruptcy Code.

76.    “Impaired” means, with respect to any Class of Claims or Interests, a Claim or an Interest that is not Unimpaired.

77.    “Indenture Trustee” means the indenture trustee of the Senior Subordinated Notes.

78.     “Insider” has the meaning set forth in section 101(31) of the Bankruptcy Code.

79.    “Intercompany Contract” means a contract between or among two or more Debtors or a contract between or among one or more Affiliates and one or more Debtors.

80.    “Intercompany Interest” means an Interest held by a Debtor or an Affiliate.

81.    “Interest” means any Equity Security of a Debtor existing immediately prior to the Effective Date.

82.    “Lender Disclosure Statement” means the disclosure statement for the Plan provided to the Dex East Secured Lenders, Dex West Secured Lenders, and RHDI Secured Lenders as may be amended, supplemented, or modified from time to time, including all exhibits and schedules thereto, to be approved by the Confirmation Order.

83.    “Lien” has the meaning set forth in section 101(37) of the Bankruptcy Code.

84.    “Majority Documentation Lenders” means, if the Dex One Support Agreement has not been terminated, as of any date of determination, the majority by number of the Consenting Lenders (as defined in the Dex One Support Agreement) set forth on Schedule 2 to the Dex One Support Agreement excluding the Credit Agreement Agents (and, for the avoidance of doubt, not such Consenting Lenders’ successors or assigns and not any Consenting Lender that is no longer bound by the Dex One Support Agreement pursuant to the terms thereof) that exercise their consent or approval rights as of such date of determination in accordance with the terms of the Dex One Support Agreement.

85.    “Merger” means the merger of Dex One and its subsidiaries with SuperMedia and its subsidiaries in accordance with the Merger Agreement and the Plan.

86.    “Merger Agreement” means the amended and restated agreement and plan of merger, dated December 5, 2012, by and among Dex One, SuperMedia, Newdex, Inc., and Spruce Acquisition Sub, Inc., as may be amended from time to time, attached hereto as Exhibit D.

87.    “Newdex” means the Reorganized Debtors’ ultimate parent company upon consummation of the Merger.

88.    “Newdex Board” means Newdex’s initial board of directors.

89.    “Newdex Bylaws” means Newdex’s bylaws, substantially in the form contained in the Merger Agreement.

90.    “Newdex Charter” means Newdex’s amended and restated certificate of incorporation, substantially in the form contained in the Merger Agreement.

91.    “Newdex Common Stock” means Newdex’s authorized shares of common stock on the Effective Date, par value $0.001 per share.

92.    “Option” has the meaning set forth in Section 4.16(b) herein.

93.    “Other Priority Claim” means any Claim other than an Administrative Claim or a Priority Tax Claim entitled to priority in right of payment under section 507(a) of the Bankruptcy Code.

94.    “Other Secured Claim” means any Secured Claim other than the following: (a) a RHDI Secured Credit Facility Claim; (b) a Dex West Secured Credit Facility Claim; (c) a Dex East Secured Credit Facility Claim; or (d) a Secured Tax Claim. For the avoidance of doubt, “Other Secured Claims” includes any Claim arising under, derived from, or based upon any letter of credit issued in favor of one or more Debtors, the reimbursement obligation for which is either secured by a Lien on collateral or is subject to a valid right of setoff pursuant to section 553 of the Bankruptcy Code.

95.    “Person” has the meaning set forth in section 101(41) of the Bankruptcy Code.

96.    “Petition Date” means the date on which each of the Debtors filed their petitions for relief commencing the Chapter 11 Cases.

97.    “Plan” means this chapter 11 plan, as it may be altered, amended, modified, or supplemented from time to time, including the Plan Supplement and all exhibits, supplements, appendices, and schedules.

98.    “Plan Supplement” means any compilation of documents and forms of documents, agreements, schedules, and exhibits to the Plan, which shall be filed by the Debtors no later than 10 Business Days after the Petition Date or such later date as may be approved by the Bankruptcy Court on notice to parties in interest, and additional documents filed with the Bankruptcy Court prior to the Effective Date as amendments to the Plan Supplement.

99.    “Priority Tax Claim” means any Claim of a Governmental Unit of the kind specified in section 507(a)(8) of the Bankruptcy Code.

100.    “Pro Rata” means the proportion that an Allowed Claim or an Allowed Interest in a particular Class bears to the aggregate amount of Allowed Claims or Allowed Interests in that Class.

101.    “Professional” means an Entity: (a) employed in the Chapter 11 Cases pursuant to a Final Order in accordance with sections 327 and 1103 of the Bankruptcy Code and to be compensated for services rendered prior to or on the Effective Date pursuant to sections 327, 328, 329, 330, and 331 of the Bankruptcy Code or (b) for which compensation and reimbursement has been Allowed by the Bankruptcy Court pursuant to section 503(b)(4) of the Bankruptcy Code.

102.    “Professional Claim” means a Claim by a Professional seeking an award by the Bankruptcy Court of compensation for services rendered or reimbursement of expenses incurred through and including the Confirmation Date under sections 330, 331, 503(b)(2), 503(b)(3), 503(b)(4), or 503(b)(5) of the Bankruptcy Code.

103.    “Proof of Claim” means a proof of Claim filed against any of the Debtors in the Chapter 11 Cases.

104.    “Rejection Schedule” means the schedule of Executory Contracts and Unexpired Leases in the Plan Supplement, as may be amended from time to time, setting forth certain Executory Contracts and Unexpired Leases for rejection as of the Effective Date under section 365 of the Bankruptcy Code.

105.    “Released Party” means each of the following in its capacity as such: (a) the Debtors; (b) the RHDI Secured Lenders and the RHDI Administrative Agent; (c) the Dex East Secured Lenders and the Dex East Administrative Agent; (d) the Dex West Secured Lenders and the Dex West Administrative Agent; and (e) with respect to each of the foregoing Entities in clauses (a) through (d), such Entity’s successors and assigns, and current and former affiliates, subsidiaries, officers, directors, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other Professionals.

106.    “Releasing Parties” means each of the following in its capacity as such: (a) the RHDI Secured Lenders and the RHDI Administrative Agent; (b) the Dex East Secured Lenders and the Dex East Administrative Agent; (c) the Dex West Secured Lenders and the Dex West Administrative Agent; and (d) without limiting the foregoing clauses (a), (b), and (c), each holder of a Claim or an Interest other than a holder of a Claim or an Interest that has voted to reject the Plan or is a member of a Class that is deemed to reject the Plan.

107.    “Reorganized Debtor” means a Debtor, or any successor thereto, by merger, consolidation, or otherwise, on or after the Effective Date.

108.    “Restructuring Transactions” means the transactions, including the Merger, described in Section 4.16.

109.    “RHDI” means R.H. Donnelley Inc.

110.    “RHDI Administrative Agent” means Deutsche Bank Trust Company Americas or its successor, in its capacities as administrative agent and collateral agent under the RHDI Secured Credit Facility Documents.

111.    “RHDI Cash Management Arrangement” means any “Specified Cash Management Arrangement”, as defined in the RHDI Guarantee and Collateral Agreement.

112.    “RHDI Guarantee and Collateral Agreement” means the Third Amended Guarantee and Collateral Agreement, dated as of January 29, 2010, among RHDI, the other Debtors party thereto and the RHDI Administrative Agent.

113.    “RHDI Cash Collateral Order” means, collectively, the interim order and, if applicable, the Final Order entered by the Bankruptcy Court authorizing RHDI and certain of the other Debtors to use the RHDI Secured Lenders’ collateral (including cash collateral) and granting adequate protection to the RHDI Secured Lenders, which orders shall be in form and substance reasonably satisfactory to the Credit Agreement Agents.

114.    “RHDI Secured Credit Agreement” means the third amended and restated credit agreement, dated January 29, 2010 and further amended thereafter, by and among RHDI, as borrower thereunder, Dex One, the RHDI Secured Lenders party thereto from time to time, the RHDI Administrative Agent and the other agents and arrangers party thereto.

115.    “RHDI Secured Credit Facility Claim” means any Claim arising under, derived from, or based upon the RHDI Secured Credit Facility Documents.

116.    “RHDI Secured Credit Facility Documents” means, collectively, (a) the RHDI Secured Credit Agreement, (b) all other agreements, documents and instruments delivered or entered into in connection therewith (including any guarantee agreements, pledge and collateral agreements, intercreditor agreements and other security documents), (c) any RHDI Cash Management Arrangement and (d) any RHDI Specific Swap Agreement.

117.    “RHDI Secured Lenders” means the “Secured Parties” (as defined in the RHDI Secured Credit Agreement).

118.    “RHDI Specified Swap Agreement” means any “Specified Swap Agreement” (as defined in the RHDI Guarantee and Collateral Agreement).

119.    “Section 510(b) Claim” means any Claim against the Debtors arising from rescission of a purchase or sale of a security of the Debtors or an Affiliate of the Debtors, for damages arising from the purchase or sale of such a security, or for reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such a Claim.

120.    “Secured Claim” means a Claim: (a) secured by a Lien on collateral to the extent of the value of such collateral, as determined in accordance with section 506(a) of the Bankruptcy Code or (b) subject to a valid right of setoff pursuant to section 553 of the Bankruptcy Code.

121. “Secured Tax Claim” means any Secured Claim that, absent its secured status, would be entitled to priority in right of payment under section 507(a)(8) of the Bankruptcy Code (determined irrespective of time limitations), including any related Secured Claim for penalties.

122.    “Securities Act” means the Securities Act of 1933, 15 U.S.C. §§ 77a–77aa, or any similar federal, state, or local law.

123.    “Security” has the meaning set forth in section 2(a)(1) of the Securities Act. For the avoidance of doubt, no Credit Agreement or Amended and Restated Credit Agreement, or any loan or Claim thereunder, or any note or other instrument issued in connection therewith, is, or shall be deemed to be, a Security.

124.    “Senior Subordinated Notes” means the Dex One 12%/14% senior subordinated notes due 2017, issued on January 29, 2010.

125.    “Senior Subordinated Notes Claim” means any Claim arising under, derived from, or based upon the Senior Subordinated Notes.

126.    “Senior Subordinated Noteholders” means holders of the Senior Subordinated Notes.

127.    “Senior Subordinated Notes Indenture” means the Indenture, dated January 29, 2010, among The Bank of New York Mellon, as trustee, and Dex One as the issuer, which Indenture governs the Senior Subordinated Notes.

128.    “Servicer” means an indenture trustee, agent, or other authorized representative of holders of Claims or Interests.

129.    “Shareholder Disclosure Statement” means the combined Form S-4 regarding the Merger filed with the United States Securities and Exchange Commission and disclosure statement for the Plan, as may be amended, supplemented, or modified from time to time, including all exhibits and schedules thereto, to be approved by the Confirmation Order.

130.    “SuperMedia” means SuperMedia Inc.

131.    “SuperMedia Chapter 11 Cases” means the procedurally consolidated chapter 11 cases, if any, filed by the SuperMedia Debtors in the Bankruptcy Court in accordance with the SuperMedia Support Agreement and the Merger Agreement.

132.    “SuperMedia Confirmation Order” means the order of the Bankruptcy Court confirming the SuperMedia Plan under section 1129 of the Bankruptcy Code and approving the SuperMedia Disclosure Statement in the SuperMedia Chapter 11 Cases, if filed.

133.    “SuperMedia Debtors” means, collectively, each of the following: SuperMedia Inc.; SuperMedia LLC; SuperMedia Services Inc.; and SuperMedia Sales Inc.

134.    “SuperMedia Plan” means the chapter 11 plan filed in the SuperMedia Chapter 11 Cases in accordance with the SuperMedia Support Agreement and Merger Agreement.

135.    “SuperMedia Support Agreement” means the Support and Limited Waiver Agreement, dated as of December 5, 2012, by and among the SuperMedia Debtors, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent under the SuperMedia senior secured credit agreement, and the lenders under the credit agreement from time to time party to such Support and Limited Waiver Agreement.

136.    “Transaction” means the Merger and the transactions related thereto including the entry into and delivery and effectiveness of the Amended and Restated Credit Agreements and other Amended and Restated Credit Documents.

137.    “Unclaimed Distribution” means any distribution under the Plan on account of an Allowed Claim or Interest to a holder that has not: (a) accepted a particular distribution or, in the case of distributions made by check, negotiated such check; (b) given notice to the Reorganized Debtors of an intent to accept a particular distribution; (c) responded to the Debtors’ or Reorganized Debtors’ requests for information necessary to facilitate a particular distribution; or (d) taken any other action necessary to facilitate such distribution.

138.    “Unexpired Lease” means a lease of nonresidential real property to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

139.    “Unimpaired” means a Class of Claims or Interests that is unimpaired within the meaning of section 1124 of the Bankruptcy Code.

1.2    Rules of Interpretation

For purposes of the Plan: (a) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (b) unless otherwise specified, any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) unless otherwise specified, any reference herein to an existing document, schedule, or exhibit, shall mean such document, schedule, or exhibit, as it may have been or may be amended, modified, or supplemented; (d) unless otherwise specified, all references herein to “Articles” are references to Articles hereof or hereto; (e) the words “herein,” “hereof,” and “hereto” refer to the Plan in its entirety rather than to any particular portion of the Plan; (f) captions and headings to Articles are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (g) unless otherwise specified herein, the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; and (h) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to such term in the Bankruptcy Code or the Bankruptcy Rules, as applicable.

1.3    Computation of Time

Bankruptcy Rule 9006(a) applies in computing any period of time prescribed or allowed herein.

1.4    Governing Law

Except to the extent the Bankruptcy Code or Bankruptcy Rules apply, and subject to the provisions of any contract, lease, instrument, release, indenture, or other agreement or document entered into expressly in connection herewith, the rights and obligations arising hereunder shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to conflict of laws principles.

1.5    Reference to Monetary Figures

All references in the Plan to monetary figures refer to currency of the United States of America, unless otherwise expressly provided.

1.6    Reference to the Debtors or the Reorganized Debtors

Except as otherwise specifically provided in the Plan to the contrary, references in the Plan to the Debtors or to the Reorganized Debtors mean the Debtors and the Reorganized Debtors, as applicable, to the extent the context requires.

ARTICLE II

ADMINISTRATIVE AND PRIORITY CLAIMS

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Professional Claims, and Priority Tax Claims have not been classified and thus are excluded from the Classes of Claims set forth in ARTICLE III.

2.1    Administrative Claims

Unless otherwise agreed to by the holder of an Allowed Administrative Claim and the Debtors or Reorganized Debtors, as applicable, each holder of an Allowed Administrative Claim (other than holders of Professional Claims and Claims for fees and expenses pursuant to section 1930 of chapter 123 of title 28 of the United States Code) will receive in full and final satisfaction of its Administrative Claim an amount of Cash equal to the amount of such Allowed Administrative Claim either: (a) on the Effective Date, or as soon as practicable thereafter; (b) if the Administrative Claim is not Allowed as of the Effective Date, no later than 30 days after the date on which an order Allowing such Administrative Claim becomes a Final Order, or as soon as reasonably practicable thereafter; or (c) if the Allowed Administrative Claim is based on liabilities incurred by the Debtors in the ordinary course of their business after the Petition Date in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Administrative Claims without any further action by the holders of such Allowed Administrative Claims.

2.2    Professional Claims
All requests for payment of Professional Claims for services rendered and reimbursement of expenses incurred prior to the Confirmation Date must be filed no later than 45 days after the Effective Date. The Bankruptcy Court shall determine the Allowed amounts of such Professional Claims after notice and a hearing in accordance with the procedures established by the Bankruptcy Code. The Reorganized Debtors shall pay Professional Claims in Cash in the amount the Court Allows. From and after the Confirmation Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Reorganized Debtors may employ and pay any Professional in the ordinary course of business without any further notice to or action, order, or approval of the Bankruptcy Court.

2.3    Priority Tax Claims

Each holder of an Allowed Priority Tax Claim due and payable on or before the Effective Date shall receive on the Effective Date, or as soon as practicable thereafter, from the respective Debtor liable for such Allowed Priority Tax Claim, payment in Cash in an amount equal to the amount of such Allowed Priority Tax Claim. To the extent any Allowed Priority Tax Claim is not due and owing on the Effective Date, such Claim shall be paid in full in Cash in accordance with the terms of any agreement between the Debtors and the holder of such Claim, or as may be due and payable under applicable non-bankruptcy law, or in the ordinary course of business.

ARTICLE III

CLASSIFICATION, TREATMENT, AND VOTING OF CLAIMS AND INTERESTS

3.1    Classification of Claims and Interests

This Plan constitutes a separate Plan proposed by each Debtor. Except for the Claims addressed in ARTICLE II, all Claims and Interests are classified in the Classes set forth below in accordance with section 1122 of the Bankruptcy Code. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest qualifies within the description of such other Classes. A Claim or Interest is also classified in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or Interest in that Class and has not been paid, released, or otherwise satisfied prior to the Effective Date.

Below is a chart assigning each Class a number for purposes of identifying each separate Class.

Class	Claim or Interest	Status	Voting Rights
1	Secured Tax Claims	Unimpaired	Presumed to Accept
2	Other Secured Claims	Unimpaired	Presumed to Accept
3	Other Priority Claims	Unimpaired	Presumed to Accept
4	Senior Subordinated Notes Claims	Unimpaired	Presumed to Accept
5	Dex East Secured Credit Facility Claims	Impaired	Entitled to Vote
6	Dex West Secured Credit Facility Claims	Impaired	Entitled to Vote
7	RHDI Secured Credit Facility Claims	Impaired	Entitled to Vote
8	General Unsecured Claims	Unimpaired	Presumed to Accept
9	Dex One Interests	Impaired	Entitled to Vote
10	Intercompany Interests	Unimpaired	Presumed to Accept
11	Section 510(b) Claims	Impaired	Presumed to Reject

3.2    Treatment of Classes of Claims and Interests

Except to the extent that a holder of an Allowed Claim or Interest, as applicable, agrees to a less favorable treatment, such holder shall receive under the Plan the treatment described below in full and final satisfaction, settlement, release, and discharge of and in exchange for such holder’s Allowed Claim or Interest. Unless otherwise indicated, the holder of an Allowed Claim or Interest, as applicable, shall receive such treatment on the Effective Date, or as soon as practicable thereafter.

(a)	Class 1 — Secured Tax Claims

(1)	Classification: Class 1 consists of any Secured Tax Claims against any Debtor.

(2)	Treatment: Each holder of an Allowed Class 1 Claim shall receive, as applicable:

A.	If the Allowed Class 1 Claim is due and payable on or before the Effective Date, Cash in an amount equal to such Allowed Class 1 Claim; or

B.	If the Allowed Class 1 Claim is not due and payable on or before the Effective Date, such Claim shall be paid in full in Cash in accordance with the terms of any agreement between the Debtors and the holder of such Claim or as may be due and payable under applicable non-bankruptcy law or in the ordinary course of business.

(3)	Voting: Class 1 is Unimpaired. Holders of Allowed Class 1 Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Class 1 Claims are not entitled to vote to accept or reject the Plan.

(b)	Class 2 — Other Secured Claims

(1)	Classification: Class 2 consists of any Other Secured Claims against any Debtor.

(2)	Treatment: Each holder of an Allowed Class 2 Claim shall, at the sole option of the Debtors or the Reorganized Debtors, as applicable:

A.	have its Allowed Class 2 Claim reinstated and rendered Unimpaired in accordance with section 1124(2) of the Bankruptcy Code; or

B.	receive the collateral securing its Allowed Class 2 Claim and any interest on such Allowed Class 2 Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code.

(3)	Voting: Class 2 is Unimpaired. Holders of Allowed Class 2 Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Class 2 Claims are not entitled to vote to accept or reject the Plan.

(c)	Class 3 — Other Priority Claims

(1)	Classification: Class 3 consists of any Other Priority Claims against any Debtor.

(2)	Treatment: Each holder of an Allowed Class 3 Claim shall be paid in full in Cash.

(3)	Voting: Class 3 is Unimpaired. Holders of Allowed Class 3 Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Class 3 Claims are not entitled to vote to accept or reject the Plan.

(d)	Class 4 — Senior Subordinated Notes Claims

(1)	Classification: Class 4 consists of any Senior Subordinated Notes Claims.

(2)	Allowance: On the Effective Date, Class 4 Claims shall be Allowed in the aggregate principal amount of $219,707,502, plus any accrued but unpaid interest thereon payable at the non-default interest rate in accordance with the Senior Subordinated Notes Indenture.

(3)	Treatment: Each holder of an Allowed Class 4 Claim shall have its Allowed Class 4 Claim reinstated and rendered Unimpaired in accordance with section 1124(2) of the Bankruptcy Code.

(4)	Voting: Class 4 is Unimpaired. Holders of Allowed Class 4 Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Class 4 Claims are not entitled to vote to accept or reject the Plan.

(e)	Class 5 — Dex East Secured Credit Facility Claims

(1)	Classification: Class 5 consists of all Dex East Secured Credit Facility Claims.

(2)	Allowance: On the Effective Date, Class 5 Claims shall be Allowed, and shall not be subject to avoidance, objection, challenge, deduction, subordination, recharacterization or offset, in the aggregate principal amount of $540,875,487, plus (A) any accrued but unpaid interest payable at the non-default interest rate in accordance with the Dex East Secured Credit Agreement, (B) any unpaid fees, expenses or other amounts that constitute Obligations (other than principal) under and as defined in the Dex East Secured Credit Agreement, (C) any unpaid adequate protection payments required to be paid pursuant to the terms of the Dex East Cash Collateral Order and (D) to the extent applicable, any unpaid amounts required to be paid pursuant to a Dex East Specified Swap Agreement or a Dex East Cash Management Arrangement, less any amortization or other payments of principal paid by the Debtors after December 31, 2012, or during the pendency of the Chapter 11 Cases pursuant to the terms of the Dex East Secured Credit Agreement or the Dex East Cash Collateral Order.

(3)	Treatment: On the Effective Date, each holder of an Allowed Class 5 Claim shall receive:

A.	in satisfaction of such holder’s Allowed Class 5 Claim (other than the portion of the Allowed Class 5 Claim which directly arises under, is derived from or is based upon a Dex East

Specified Swap Agreement or a Dex East Cash Management Arrangement) (a) its Pro Rata share of the loans under the Amended and Restated Dex East Secured Credit Agreement and (b) Cash in an amount equal to such holder’s Pro Rata share of any outstanding amounts described in clauses (A), (B) or (C) of the immediately foregoing paragraph (e)(2), to the extent such amounts are owed to a lender under the Dex East Secured Credit Agreement or the Dex East Cash Collateral Order; and

B.	in satisfaction of the portion (if any) of such holder’s Allowed Class 5 Claim that directly arises under, is derived from or is based upon a Dex East Specified Swap Agreement or a Dex East Cash Management Arrangement, Cash in an amount equal to such partial Claim amount.

(4)	Voting: Class 5 is Impaired. Holders of Allowed Class 5 Claims are entitled to vote to accept or reject the Plan.

(f)	Class 6 — Dex West Secured Credit Facility Claims

(1)	Classification: Class 6 consists of all Dex West Secured Credit Facility Claims.

(2)	Allowance: On the Effective Date, Class 6 Claims shall be Allowed, and shall not be subject to avoidance, objection, challenge, deduction, subordination, recharacterization or offset, in the aggregate principal amount of $503,232,404, plus (A) any accrued but unpaid interest payable at the non-default interest rate in accordance with the Dex West Secured Credit Agreement, (B) any unpaid fees, expenses or other amounts that constitute Obligations (other than principal) under and as defined in the Dex West Secured Credit Agreement, (C) any unpaid adequate protection payments required to be paid pursuant to the terms of the Dex West Cash Collateral Order and (D) to the extent applicable, any unpaid amounts required to be paid pursuant to a Dex West Specified Swap Agreement or a Dex West Cash Management Arrangement, less any amortization or other payments of principal paid by the Debtors after December 31, 2012, or during the pendency of the Chapter 11 Cases pursuant to the terms of the Dex West Secured Credit Agreement or the Dex West Cash Collateral Order.

(3)	Treatment: On the Effective Date, each holder of an Allowed Class 6 Claim shall receive:

A.	in satisfaction of such holder’s Allowed Class 6 Claim (other than the portion of the Allowed Class 6 Claim which directly arises under, is derived from or is based upon a Dex West Specified Swap Agreement or a Dex West Cash Management Arrangement) (a) its Pro Rata share of the loans under the Amended and Restated Dex West Secured Credit Agreement and (b) Cash in an amount equal to such holder’s Pro Rata share of any outstanding amounts described in clauses (A), (B) or (C) of the immediately foregoing paragraph (f)(2), to the extent such amounts are owed to a lender under the Dex West Secured Credit Agreement or the Dex West Cash Collateral Order; and

B.	in satisfaction of the portion (if any) of such holder’s Allowed Class 6 Claim that directly arises under, is derived from or is based upon a Dex West Specified Swap Agreement or a Dex West Cash Management Arrangement, Cash in an amount equal to such partial Claim amount.

(4)	Voting: Class 6 is Impaired. Holders of Allowed Class 6 Claims are entitled to vote to accept or reject the Plan.

(g)	Class 7 — RHDI Secured Credit Facility Claims

(1)	Classification: Class 7 consists of all RHDI Secured Credit Facility Claims.

(2)

Allowance:    On the Effective Date, Class 7 Claims shall be Allowed, and shall not be subject to avoidance, objection, challenge, deduction, subordination, recharacterization or offset, in the aggregate principal amount of $782,499,573, plus (A) any accrued but unpaid interest payable at the non-default interest rate in accordance with the RHDI Secured Credit Agreement, (B) any unpaid fees, expenses or other amounts that constitute Obligations (other than principal) under and as defined in the RHDI Secured Credit Agreement, (C) any unpaid adequate protection payments required to be paid pursuant to the terms of the RHDI Cash Collateral Order and (D) to the extent applicable, any unpaid amounts required to be paid pursuant to an RHDI Specified Swap Agreement or an RHDI Cash Management Arrangement, less any amortization or other payments of principal paid by the Debtors after December 31, 2012, or during the pendency of the Chapter 11 Cases pursuant to the terms of the RHDI Secured Credit Agreement or the RHDI Cash Collateral Order.

(3)	Treatment: On the Effective Date, each holder of an Allowed Class 7 Claim shall receive:

A.	in satisfaction of such holder’s Allowed Class 7 Claim (other than the portion of the Allowed Class 7 Claim which directly arises under, is derived from or is based upon an RHDI Specified Swap Agreement or an RHDI Cash Management Arrangement) (a) its Pro Rata share of the loans under the Amended and Restated RHDI Secured Credit Agreement and (b) Cash in an amount equal to such holder’s Pro Rata share of any outstanding amounts described in clauses (A), (B) or (C) of the immediately foregoing paragraph (g)(2), to the extent such amounts are owed to a lender under the RHDI Secured Credit Agreement or the RHDI Cash Collateral Order; and

B.	in satisfaction of the portion (if any) of such holder’s Allowed Class 7 Claim that directly arises under, is derived from or is based upon an RHDI Specified Swap Agreement or an RHDI Cash Management Arrangement, Cash in an amount equal to such partial Claim amount.

(4)	Voting: Class 7 is Impaired. Holders of Allowed Class 7 Claims are entitled to vote to accept or reject the Plan.

(h)	Class 8 — General Unsecured Claims

(1)	Classification: Class 8 consists of any General Unsecured Claims against any Debtor.

(2)	Treatment: Each holder of an Allowed Class 8 Claim shall receive Cash in an amount equal to such Allowed Class 8 Claim on the later of the Effective Date or in the ordinary course of business in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Class 8 Claim.

(3)	Voting: Class 8 is Unimpaired. Holders of Allowed Class 8 Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Class 8 Claims are not entitled to vote to accept or reject the Plan.

(i)	Class 9 — Dex One Interests

(1)	Classification: Class 9 consists of any Dex One Interests.

(2)	Treatment: Upon consummation of the Merger, each holder of an Allowed Class 9 Interest shall receive 0.2 shares of Newdex Common Stock for each of its Allowed Class 9 Interests.

(3)	Voting: Class 9 is Impaired. Holders of Allowed Class 9 Interests are entitled to vote to accept or reject the Plan.

(j)	Class 10 — Intercompany Interests

(1)	Classification: Class 10 consists of any Intercompany Interests.

(2)	Treatment: Each holder of an Allowed Class 10 Interest shall have its Allowed Class 10 Interest left unaltered and rendered Unimpaired in accordance with section 1124(2) of the Bankruptcy Code.

(3)	Voting: Class 10 is Unimpaired. Holders of Allowed Class 10 Interests are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Class 10 Interests are not entitled to vote to accept or reject the Plan.

(k)	Class 11 — Section 510(b) Claims

(1)	Classification: Class 11 consists of any Section 510(b) Claims against any Debtor.

(2)	Allowance: Notwithstanding anything in the Plan to the contrary, a Class 11 Claim, if existing, may only become Allowed by Final Order of the Bankruptcy Court. The Debtors are not aware of any asserted Class 11 Claim and believe that no Class 11 Claim exists.

(3)	Treatment: A holder of an Allowed Class 11 Claim shall, in the Reorganized Debtors’ sole discretion, (A) receive Cash in the full amount of its Allowed Class 11 Claim or (B) be treated as if such holder held a number of Allowed Class 9 Interests instead of its Allowed Class 11 Claim equal in value to the amount of its Allowed Class 11 Claim.

(4)	Voting: Class 11 is Impaired. Holders (if any) of Allowed Class 11 Claims are conclusively presumed to have rejected the Plan. Holders (if any) of Allowed Class 11 Claims are not entitled to vote to accept or reject the Plan.

3.3    Special Provision Governing Unimpaired Claims

Except as otherwise provided in the Plan, nothing under the Plan shall affect the Debtors’ or the Reorganized Debtors’ rights regarding any Unimpaired Claim, including all rights regarding legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claim.

ARTICLE IV

PROVISIONS FOR IMPLEMENTATION OF THE PLAN

4.1    General Settlement of Claims

Unless otherwise set forth in the Plan, pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, distributions, releases, and other benefits provided under the Plan, on the Effective Date, the provisions of the Plan shall constitute a good-faith compromise and settlement of all Claims and Interests.

4.2    Newdex Common Stock

The issuance of Newdex Common Stock, including any options for the purchase thereof and equity awards associated therewith, is authorized without the need for any further corporate action or without any further action by the Debtors or Newdex, as applicable. The Newdex Charter shall authorize the issuance and distribution on the Effective Date of shares of Newdex Common Stock to the Distribution Agent for the benefit of holders of Allowed Interests in Class 9, subject to the Debtors’ exercise of the Option described in Section 4.16(b). All of the shares of Newdex Common Stock issued under the Plan shall be duly authorized, validly issued, fully paid, and non-assessable.

Newdex shall use its commercially reasonable efforts to obtain approval of the Newdex Common Stock for listing on the New York Stock Exchange or the NASDAQ Stock Market on, or as soon as reasonably practicable after, the Effective Date.

4.3    Amended and Restated Credit Documents.    (a) On the Effective Date, each of the Reorganized Debtors shall execute and deliver (1) each of the Amended and Restated Credit Agreements to which such Reorganized Debtor is contemplated to be a party and (2) all other Amended and Restated Credit Documents to which such Reorganized Debtor is contemplated to be a party on the Effective Date. The Amended and Restated Credit Agreements and all such other Amended and Restated Credit Documents that are contemplated to become effective on the Effective Date shall become so effective in accordance with their terms and the Plan. On the Effective Date, (1) each holder of a Dex East Secured Credit Facility Claim shall automatically be deemed a party to the Amended and Restated Dex East Secured Credit Agreement, (2) each holder of a Dex West Secured Credit Facility Claim shall automatically be deemed a party to the Amended and Restated Dex West Secured Credit Agreement, and (3) each holder of an RHDI Secured Credit Facility Claim shall automatically be deemed a party to the Amended and Restated RHDI Secured Credit Agreement.

(b) Holders of Dex East Secured Credit Facility Claims, Dex West Secured Credit Facility Claims and RHDI Secured Credit Facility Claims have, pursuant to the Dex Secured Credit Facility Documents, and shall have valid, binding and enforceable Liens on the collateral specified in the Dex Secured Credit Facility Documents and the Amended and Restated Dex East Secured Credit Documents, the Amended and Restated Dex West Secured Credit Documents and the Amended and Restated RHDI Secured Credit Documents, respectively. The guarantees, mortgages, pledges, liens and other security interests previously granted pursuant to the Dex Secured Credit Facility Documents and, if applicable, granted pursuant to each of the Amended and Restated Credit Documents have been and are granted in good faith as an inducement to the holders of the Dex East Secured Credit Facility Claims, the Dex West Secured Credit Facility Claims and the RHDI Secured Credit Facility Claims to agree to the treatment contemplated by the Plan and shall be deemed not to constitute a fraudulent conveyance or fraudulent transfer, shall not otherwise be subject to avoidance, and the priorities of such liens and security interests shall be as set forth in the respective Dex Secured Credit Facility Documents and the respective Amended and Restated Credit Documents (and the claims and obligations arising under the Senior Subordinated Notes shall continue to be subordinate to the claims and obligations arising under each of the Amended and Restated Credit Documents, as applicable, and subject to the terms of the Amended and Restated Credit Documents, and any subordination agreement, if any, in effect prior to the Effective Date with respect to such subordination shall continue in full force and effect).

4.4    Offering and Issuance of Newdex Common Stock

The offering, issuance, and distribution of any Securities, including the Newdex Common Stock, pursuant to the Plan will be in compliance with the registration requirements of the Securities Act or exempt from the registration requirements of section 5 therein pursuant to section 1145 of the Bankruptcy Code, section 4(2) of the Securities Act, or any other available exemption from registration under the Securities Act, as applicable. In addition, under section 1145 of the Bankruptcy Code, if applicable, any Securities issued under the Plan will be freely transferable under the Securities Act by the recipients thereof, subject to: (1) the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 2(a)(11) of the Securities Act, and compliance with any applicable state or foreign securities laws, if any, and the rules and regulations of the United States Securities and Exchange Commission, if any, applicable at the time of any future transfer of such Securities or instruments; (2) the restrictions, if any, on the transferability of such Securities and instruments; and (3) any other applicable regulatory approval.

4.5    Subordination

The allowance, classification, and treatment of all Claims and Interests under the Plan shall conform to and with the respective contractual, legal, and equitable subordination rights of such Claims and Interests, and the Plan shall recognize and implement any such rights. Pursuant to section 510 of the Bankruptcy Code, except where otherwise provided herein, the Reorganized Debtors reserve the right to re-classify any Allowed Claim or Interest in accordance with any contractual, legal, or equitable subordination relating thereto.

4.6    Vesting of Assets in the Reorganized Debtors

Except as otherwise provided herein, including in connection with the Merger, or in any agreement, instrument, or other document incorporated in the Plan (including the Amended and Restated Credit Documents), on the Effective Date, all property in each Estate, all Causes of Action, and any property acquired by any of the

Debtors under the Plan shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges, or other encumbrances. On and after the Effective Date, except as otherwise provided in the Plan, each Reorganized Debtor may operate its business and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

4.7    Cancellation of Notes, Instruments, Certificates, and Other Documents

On the Effective Date, except to the extent otherwise provided herein (including as otherwise provided with respect to the Senior Subordinated Notes Indenture, the Amended and Restated Credit Agreements and any contracts evidencing transactions described in Section 3.2(h)(2)), all notes, instruments, Certificates, and other documents evidencing Claims or Interests shall be cancelled and the obligations of the Debtors or Reorganized Debtors and the non-Debtor Affiliates thereunder or in any way related thereto shall be discharged; provided, however, that notwithstanding Confirmation or the occurrence of the Effective Date, any indenture or agreement that governs the rights of the holder of a Claim shall continue in effect solely for purposes of (a) allowing holders to receive distributions under the Plan and (b) allowing and preserving the rights of the Dex East Administrative Agent, the Dex West Administrative Agent, the RHDI Administrative Agent, and any Servicer, as applicable, to make distributions on account of Claims and Interests as provided in ARTICLE VI.

4.8    Issuance of New Securities; Execution of Plan Documents

Except as otherwise provided herein, on the Effective Date, or as soon as practicable thereafter, the Reorganized Debtors shall issue all Securities, notes, instruments, Certificates, and other documents required to be issued under the Plan.

4.9    Corporate Action

Each of the matters provided for by the Plan involving the corporate structure of the Debtors or corporate or related actions to be taken by or required of the Reorganized Debtors, whether taken prior to or as of the Effective Date, including the Merger, shall be authorized without the need for any further corporate action or without any further action by the Debtors or the Reorganized Debtors, as applicable. Such actions may include: (a) the adoption and filing of the Newdex Charter and Newdex Bylaws; (b) the appointment of the Newdex Board; and (c) the authorization, issuance, and distribution of Newdex Common Stock and other Securities to be authorized, issued, and distributed pursuant to the Plan.

4.10    Charter and Bylaws

The Debtors’ respective certificates of incorporation and bylaws (and other formation documents relating to limited liability companies) shall be amended as may be required to be consistent with the provisions of the Plan, the Amended and Restated Credit Documents and the Bankruptcy Code. Newdex’s certificate of incorporation shall be amended to, among other things: (a) authorize the issuance of the shares of Newdex Common Stock and (b) pursuant to and only to the extent required by section 1123(a)(6) of the Bankruptcy Code, include a provision prohibiting the issuance of non-voting Equity Securities. After the Effective Date, each Reorganized Debtor may amend and restate its certificate of incorporation and other constituent documents as permitted by the laws of its respective jurisdiction of formation and its respective charter and bylaws.

4.11    Effectuating Documents; Further Transactions.

On and after the Effective Date, the Reorganized Debtors, and the officers and members of the boards of directors thereof, are authorized to and may issue, execute, deliver, file, or record such contracts, Securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan, the Merger, the Amended and Restated Credit Documents and the Securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorizations, or consents except for those expressly required under the Plan.

4.12    Section 1146(a) Exemption

Pursuant to section 1146(a) of the Bankruptcy Code, any transfers of property under the Plan shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forgo the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment.

4.13    Directors and Officers

On the Effective Date, the Newdex Board will comprise 10 members including: (a) five current Dex One non-employee directors designated by Dex One, including Alan F. Schultz as Chairman of the Newdex Board; (b) four current SuperMedia non-employee directors designated by SuperMedia; and (c) Peter McDonald, the current Chief Executive Officer and President of SuperMedia, as President and Chief Executive Officer of Newdex. On the Effective Date, the terms of the current members of the board of directors and the appointment of the officers of Dex One shall terminate, and the terms of the current members of the board of directors of Newdex and the appointment of the current President and Chief Executive Officer of Newdex shall terminate. Otherwise, on the Effective Date, the existing officers and directors of the Debtors, including Newdex, shall serve in their current capacities in the Reorganized Debtors. From and after the Effective Date, each director or officer of the Reorganized Debtors shall serve pursuant to the terms of their respective charters and bylaws or other constituent documents, and applicable state corporation law. In accordance with section 1129(a)(5) of the Bankruptcy Code, the identities and affiliations of the members of the Newdex Board and any Person proposed to serve as an officer of Newdex shall have been disclosed at or before the Confirmation Hearing.

4.14    Incentive Plans and Employee and Retiree Benefits

Except as otherwise provided herein, on and after the Effective Date, subject to any Final Order, the Reorganized Debtors shall: (a) amend, adopt, assume and/or honor in the ordinary course of business, any contracts, agreements, policies, programs, and plans, in accordance with their respective terms, for, among other things, compensation, including any incentive plan, health care benefits, disability benefits, deferred compensation benefits, savings, severance benefits, retirement benefits, welfare benefits, workers’ compensation insurance, and accidental death and dismemberment insurance for the directors, officers, and employees of any of the Debtors who served in such capacity from and after the Petition Date and (b) honor, in the ordinary course of business, Claims of employees employed as of the Effective Date for accrued vacation time arising prior to the Petition Date and not otherwise paid pursuant to a Bankruptcy Court order. Notwithstanding the foregoing, pursuant to section 1129(a)(13) of the Bankruptcy Code, from and after the Effective Date, all retiree benefits (as that term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law.

4.15    Preservation of Rights of Action

Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or by a Final Order, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against them as any indication that the Debtors or the Reorganized Debtors will not pursue any and all available Causes of Action against them. The Debtors and the Reorganized Debtors expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in the Plan. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Bankruptcy Court order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation.

The Reorganized Debtors reserve and shall retain Causes of Action notwithstanding the rejection of any Executory Contract or Unexpired Lease during the Chapter 11 Cases or pursuant to the Plan. In accordance with section 1123(b)(3) of the Bankruptcy Code, any Causes of Action that a Debtor may hold against any Entity shall vest in the Reorganized Debtors. The applicable Reorganized Debtor, through its authorized agents or representatives, shall retain and may exclusively enforce any and all such Causes of Action. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action, or to decline to do any of the foregoing, without the consent or approval of any third party or any further notice to or action, order, or approval of the Bankruptcy Court.

4.16    Restructuring Transactions

(a)    The Restructuring Transactions

On the Effective Date, the Debtors or the Reorganized Debtors, as the case may be, may take such actions, in their sole discretion, including as set forth below, as are necessary or appropriate to effect the Merger in accordance with the terms of the Merger Agreement and the Plan. Such actions shall include:

(1)	Dex One merging with and into Newdex, with Newdex surviving the merger;

(2)	immediately thereafter, Spruce Acquisition Sub, Inc. merging with and into SuperMedia, with SuperMedia surviving the merger as a wholly owned subsidiary of Newdex;

(3)	immediately thereafter, only if the Option set forth in Section 4.16(b) is exercised, the distribution of stock in accordance with Section 4.16(b); and

(4)	immediately thereafter, the entry into, delivery of and effectiveness of the Amended and Restated Credit Agreements and the other Amended and Restated Credit Documents contemplated to be effective or delivered on the Effective Date.

(b)    Option to Distribute Newdex Common Stock

Notwithstanding anything to the contrary in the Merger Agreement or this Plan, the Debtors, with the consent of the SuperMedia Debtors, shall have the option on the Effective Date to issue and distribute Newdex Common Stock to the Distribution Agent for the benefit of the Designated Employee Benefit Plans in an amount necessary to give rise to an ownership change as defined in 26 U.S.C. § 382(g) (but in no event to exceed 10% of the Newdex Common Stock issued on the Effective Date) (the “Option”).

(c)    Additional Restructuring Transactions and Actions

Without limiting the foregoing, on the Effective Date, the Debtors or the Reorganized Debtors may enter into the following transactions and take any actions as may be necessary or appropriate to effect a corporate restructuring of their respective businesses or a corporate restructuring of the overall corporate structure of the Reorganized Debtors, as and to the extent provided therein. The Restructuring Transactions may include one or more inter-company mergers, consolidations, amalgamations, arrangements, continuances, restructurings, conversions, dissolutions, transfers, liquidations, or other corporate transactions as may be determined by the Debtors or the Reorganized Debtors, as applicable, to be necessary or appropriate. The actions to effect the Restructuring Transactions may include: (a) the execution and delivery of appropriate agreements or other documents of merger, amalgamation, consolidation, restructuring, conversion, disposition, transfer, arrangement, continuance, dissolution, sale, purchase, or liquidation containing terms that are consistent with the terms of the Plan and the Amended and Restated Credit Documents; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and the Amended and Restated Credit Documents and having other terms for which the applicable parties agree; (c) the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion, amalgamation, arrangement, continuance, or dissolution pursuant to applicable state law; and (d) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law in connection with the Restructuring Transactions.

ARTICLE V

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

5.1    Assumption of Executory Contracts and Unexpired Leases

Except as otherwise provided herein, each Executory Contract and Unexpired Lease shall be deemed assumed, without the need for any further notice to or action, order, or approval of the Bankruptcy Court, as of the Effective Date under section 365 of the Bankruptcy Code, unless any such Executory Contract or Unexpired Lease: (a) is listed on the Rejection Schedule; (b) has been previously assumed or rejected by the Debtors by Final Order or has been assumed or rejected by the Debtors by order of the Bankruptcy Court as of the Effective Date, which order becomes a Final Order after the Effective Date; or (c) is the subject of a motion to assume or reject pending as of the Effective Date. The assumption of Executory Contracts and Unexpired Leases hereunder may include the assignment of certain of such contracts to Affiliates or to the SuperMedia Debtors. The Confirmation Order will constitute an order of the Bankruptcy Court approving the above-described assumptions, assignments, and rejections.

Except as otherwise provided herein or agreed to by the Debtors with the applicable counterparty, each assumed Executory Contract or Unexpired Lease shall include all modifications, amendments, supplements, restatements, or other agreements related thereto, and all rights related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests, unless any of the foregoing agreements has been previously rejected or repudiated or is rejected or repudiated hereunder. Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease or the validity, priority, or amount of any Claims that may arise in connection therewith.

5.2    Cure of Defaults and Objections to Cure and Assumption

The Debtors or Reorganized Debtors, as applicable, shall pay Cures on the Effective Date or as soon as practicable thereafter. Unless otherwise agreed upon in writing by the parties to the applicable Executory Contract or Unexpired Lease, all requests for payment of Cure that differ from the amounts paid or proposed to be paid by the Debtors or Reorganized Debtors must be filed with the Claims and Solicitation Agent on or before 30 days after the Effective Date. Any such request that is not timely filed shall be disallowed and forever barred, estopped, and enjoined from assertion, and shall not be enforceable against any Reorganized Debtor, without the need for any objection by the Reorganized Debtors or any further notice to or action, order, or approval of the Bankruptcy Court. Any Cure shall be deemed fully satisfied, released, and discharged upon payment by the Debtors or the Reorganized Debtors of the Cure; provided, however, that nothing herein shall prevent the Reorganized Debtors from paying any Cure despite the failure of the relevant counterparty to file such request for payment of such Cure. The Reorganized Debtors also may settle any Cure without any further notice to or action, order, or approval of the Bankruptcy Court. In addition, any objection to the assumption of an Executory Contract or Unexpired Lease under the Plan must be filed with the Bankruptcy Court on or before 30 days after the Effective Date. Any such objection will be scheduled to be heard by the Bankruptcy Court at the Debtors’ or Reorganized Debtors’, as applicable, first scheduled omnibus hearing for which such objection is timely filed. Any counterparty to an Executory Contract or Unexpired Lease that fails to timely object to the proposed assumption of any Executory Contract or Unexpired Lease will be deemed to have consented to such assumption.

If there is a dispute regarding Cure, the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” within the meaning of section 365 of the Bankruptcy Code, or any other matter pertaining to assumption, then payment of Cure shall occur as soon as practicable after entry of a Final Order resolving such dispute, approving such assumption (and, if applicable, assignment), or as may be agreed upon by the Debtors or Reorganized Debtors, as applicable, and the counterparty to the Executory Contract or Unexpired Lease. The Debtors or Reorganized Debtors, as applicable, reserve the right either to reject or nullify the assumption of any Executory Contract or Unexpired Lease within 45 days after a Final Order resolving an objection to assumption or determining the Cure or any request for adequate assurance of future performance required to assume such Executory Contract or Unexpired Lease, is entered.

Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall result in the full release and satisfaction of any Cures, Claims, or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time prior to the effective date of assumption. Any and all Proofs of Claim based upon Executory Contracts or Unexpired Leases that have been assumed in the Chapter 11 Cases, including pursuant to the Confirmation Order, shall be deemed disallowed and expunged as of the Effective Date without the need for any objection thereto or any further notice to or action, order, or approval of the Bankruptcy Court.

5.3    Pre-existing Payment and Other Obligations

Rejection of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall not constitute a termination of pre-existing obligations owed to the Debtors or Reorganized Debtors, as applicable, under such contract or lease. In particular, notwithstanding any non-bankruptcy law to the contrary, the Reorganized Debtors expressly reserve and do not waive any right to receive, or any continuing obligation of a counterparty to provide: (a) payment to the contracting Debtors or Reorganized Debtors, as applicable, of outstanding and future amounts owing thereto under or in connection with rejected Executory Contracts or Unexpired Leases or (b) warranties or continued maintenance obligations on goods previously purchased by the contracting Debtors or Reorganized Debtors, as applicable, from counterparties to rejected Executory Contracts.

5.4    Rejection Damages Claims and Objections to Rejections

Pursuant to section 502(g) of the Bankruptcy Code, counterparties to Executory Contracts or Unexpired Leases that are rejected shall have the right to assert Claims, if any, on account of the rejection of such contracts and leases. Unless otherwise provided by a Bankruptcy Court order, any Proofs of Claim asserting Claims arising from the rejection of Executory Contracts and Unexpired Leases pursuant to the Plan must be filed with the Claims and Solicitation Agent no later than 30 days after the later of the Confirmation Date or the effective date of rejection. Any such Proofs of Claim that are not timely filed shall be disallowed without the need for any further notice to or action, order, or approval of the Bankruptcy Court. Such Proofs of Claim shall be forever barred, estopped, and enjoined from assertion. Moreover, such Proofs of Claim shall not be enforceable against any Reorganized Debtor, without the need for any objection by the Reorganized Debtors or any further notice to or action, order, or approval of the Bankruptcy Court, and any Claim arising out of the rejection of the Executory Contract or Unexpired Lease shall be deemed fully satisfied, released, and discharged notwithstanding anything in a Proof of Claim to the contrary. All Allowed Claims arising from the rejection of Executory Contracts and Unexpired Leases shall be classified as Class 8—General Unsecured Claims against the applicable Debtor counterparty thereto.

5.5    Contracts, Intercompany Contracts, and Leases Entered Into After the Petition Date

Contracts, Intercompany Contracts, and leases entered into after the Petition Date by any Debtor and any Executory Contracts and Unexpired Leases assumed by any Debtor may be performed by the applicable Reorganized Debtor in the ordinary course of business.

5.6    Reservation of Rights

Neither the exclusion nor inclusion of any contract or lease in the Plan Supplement, nor anything contained in the Plan, shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Debtors or Reorganized Debtors, as applicable, shall have 45 days following entry of a Final Order resolving such dispute to alter their treatment of such contract or lease.

ARTICLE VI

PROVISIONS GOVERNING DISTRIBUTIONS

6.1    Distributions on Account of Claims and Interests Allowed as of the Effective Date

(a)    Delivery of Distributions in General

Except as otherwise provided in the Plan, a Final Order, or as otherwise agreed to by the Debtors or the Reorganized Debtors (as the case may be) and the holder of the applicable Claim or Interest, on the first Distribution Date, the Distribution Agent shall make initial distributions under the Plan on account of Claims and Interests Allowed on or before the Effective Date, subject to the Reorganized Debtors’ right to object to Claims and Interests; provided, however, that (1) Allowed Administrative Claims with respect to liabilities incurred by the Debtors in the ordinary course of business during the Chapter 11 Cases or assumed by the Debtors prior to the Effective Date shall be paid or performed in the ordinary course of business in accordance with the terms and conditions of any controlling agreements, course of dealing, course of business, or industry practice and (2) Allowed Priority Tax Claims and Allowed Secured Tax Claims shall be paid in accordance with Sections 2.3 and 3.2(a)(2), respectively. To the extent any Allowed Priority Tax Claim or Allowed Secured Tax Claim is not due and owing on the Effective Date, such Claim shall be paid in full in Cash in accordance with the terms of any agreement between the Debtors and the holder of such Claim or as may be due and payable under applicable non-bankruptcy law or in the ordinary course of business. Distribution Dates shall occur no less frequently than every 30 days, as necessary in the Reorganized Debtors’ sole discretion, after the Effective Date.

6.2    Special Rules for Distributions to Holders of Disputed Claims and Interests

Notwithstanding any provision otherwise in the Plan and except as otherwise agreed by the relevant parties: (1) no partial payments and no partial distributions shall be made with respect to a Disputed Claim or Interest until all such disputes in connection with such Disputed Claim or Interest have been resolved by settlement or

Final Order and (2) any Entity that holds both an Allowed Claim or Interest and a Disputed Claim or Interest shall not receive any distribution on the Allowed Claim or Interest unless and until all objections to the Disputed Claim or Interest have been resolved by settlement or Final Order or the Claims or Interests have been Allowed or expunged. Any dividends or other distributions arising from property distributed to holders of Allowed Claims or Interests, as applicable, in a Class and paid to such holders under the Plan shall be paid also, in the applicable amounts, to any holder of a Disputed Claim or Interest, as applicable, in such Class that becomes an Allowed Claim or Interest after the date or dates that such dividends or other distributions were earlier paid to holders of Allowed Claims or Interests in such Class.

6.3    Delivery of Distributions

(a)    Record Date for Distributions

On the Distribution Record Date, the Claims Register shall be closed and the Distribution Agent shall be authorized and entitled to recognize only those record holders, if any, listed on the Claims Register as of the close of business on the Distribution Record Date. Notwithstanding the foregoing, if a Claim or Interest, other than one based on a publicly traded Certificate, is transferred less than 20 days before the Distribution Record Date, the Distribution Agent shall make distributions to the transferee only to the extent practical and in any event only if the relevant transfer form contains an unconditional and explicit certification and waiver of any objection to the transfer by the transferor.

(b)    Distribution Process

The Distribution Agent shall make all distributions required under the Plan, except that distributions to holders of Allowed Claims or Interests governed by a separate agreement and administered by a Servicer shall be deposited with the appropriate Servicer, at which time such distributions shall be deemed complete, and the Servicer shall deliver such distributions in accordance with the Plan and the terms of the governing agreement. Except as otherwise provided in the Plan, and notwithstanding any authority to the contrary, distributions to holders of Allowed Claims and Interests, including Claims and Interests that become Allowed after the Distribution Record Date, shall be made to holders of record as of the Distribution Record Date by the Distribution Agent or a Servicer, as appropriate: (1) to the address of such holder as set forth in the books and records of the applicable Debtor (or if the Debtors have been notified in writing, on or before the date that is 14 days before the Effective Date, of a change of address, to the changed address); (2) in accordance with Federal Rule of Civil Procedure 4, as modified and made applicable by Bankruptcy Rule 7004, if no address exists in the Debtors books and records, no Proof of Claim has been filed and the Distribution Agent has not received a written notice of a change of address on or before the date that is 14 days before the Effective Date; or (3) on any counsel that has appeared in the Chapter 11 Cases on the holder’s behalf. Notwithstanding anything to the contrary in the Plan, including this Section 6.3(b), distributions under the Plan to holders of Dex East Secured Credit Facility Claims, Dex West Secured Credit Facility Claims and RHDI Secured Credit Facility Claims shall be made to, or to Entities at the direction of, the Dex East Administrative Agent, Dex West Administrative Agent and the RHDI Administrative Agent, respectively, in accordance with the terms of the Plan and the Dex East Secured Credit Agreement, Dex West Secured Credit Agreement and the RHDI Secured Credit Agreement, respectively. The Debtors, the Reorganized Debtors, and the Distribution Agent, as applicable, shall not incur any liability whatsoever on account of any distributions under the Plan.

(c)    Accrual of Dividends and Other Rights

For purposes of determining the accrual of dividends or other rights after the Effective Date, Newdex Common Stock shall be deemed distributed as of the Effective Date regardless of the date on which it is actually issued, dated, authenticated, or distributed; provided, however, the Reorganized Debtors shall not pay any such dividends or distribute such other rights, if any, until after distributions of Newdex Common Stock actually take place.

(d)    Compliance Matters

In connection with the Plan, to the extent applicable, the Reorganized Debtors and the Distribution Agent shall comply with all tax withholding and reporting requirements imposed on them by any Governmental Unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, the Reorganized Debtors and the Distribution Agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate. The Reorganized Debtors reserve the right to allocate all distributions made under the Plan in compliance with all applicable wage garnishments, alimony, child support, and other spousal awards, liens, and encumbrances.

(e)    Foreign Currency Exchange Rate

Except as otherwise provided in a Bankruptcy Court order, as of the Effective Date, any Claim asserted in currency other than U.S. dollars shall be automatically deemed converted to the equivalent U.S. dollar value using the exchange rate for the applicable currency as published in The Wall Street Journal, National Edition, on the Effective Date.

(f)    Fractional, Undeliverable, and Unclaimed Distributions

(1)	Fractional Distributions. The Distribution Agent shall make distributions of fractions of shares of Newdex Common Stock, as applicable. The Distribution Agent shall not make distributions or payments of fractions of dollars. Whenever any payment of Cash of a fraction of a dollar pursuant to the Plan would otherwise be required, the actual payment shall reflect a rounding of such fraction to the nearest whole dollar (up or down), with half dollars or less being rounded down.

(2)	Undeliverable Distributions. If any distribution to a holder of an Allowed Claim or Interest is returned to a Distribution Agent as undeliverable, no further distributions shall be made to such holder unless and until such Distribution Agent is notified in writing of such holder’s then-current address or other necessary information for delivery, at which time all currently due missed distributions shall be made to such holder on the next Distribution Date. Undeliverable distributions shall remain in the possession of the Reorganized Debtors until such time as a distribution becomes deliverable, or such distribution reverts to the Reorganized Debtors or is cancelled pursuant to Section 6.3(f)(3), and shall not be supplemented with any interest, dividends, or other accruals of any kind.

(3)	Reversion. Any distribution under the Plan that is an Unclaimed Distribution for a period of six months after distribution shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and such Unclaimed Distribution shall revest in the applicable Reorganized Debtor and, to the extent such Unclaimed Distribution is Newdex Common Stock, shall be deemed cancelled. Upon such revesting, the Claim or Interest of any holder or its successors with respect to such property shall be cancelled, discharged, and forever barred notwithstanding any applicable federal or state escheat, abandoned, or unclaimed property laws, or any provisions in any document governing the distribution that is an Unclaimed Distribution, to the contrary.

(g)    Surrender of Cancelled Instruments or Securities

On the Effective Date or as soon as practicable thereafter, each holder of a Certificate shall surrender such Certificate to the Distribution Agent or a Servicer (to the extent the relevant Claim or Interest is governed by an agreement and administered by a Servicer). Such Certificate shall be cancelled solely with respect to the Debtors, and such cancellation shall not alter the obligations or rights of any non-Debtor third parties vis-à-vis one another with respect to such Certificate. No distribution of property pursuant to the Plan shall be made to or on behalf of any such holder unless and until such Certificate is received by the Distribution Agent or the Servicer or the unavailability of such Certificate is reasonably established to the satisfaction of the Distribution Agent or the Servicer pursuant to the provisions of Section 6.3(h). Any holder who fails to surrender or cause to be surrendered such Certificate or fails to execute and deliver an affidavit of loss and indemnity acceptable to the Distribution Agent or the Servicer prior to the first anniversary of the Effective Date shall have its Claim or Interest discharged with no further action, be forever barred from asserting any such Claim or Interest against the relevant Reorganized Debtor or its property, be deemed to have forfeited all rights, and Claims and Interests with respect to such Certificate, and not participate in any distribution under the Plan; furthermore, all property with respect to such forfeited distributions, including any dividends or interest attributable thereto, shall revert to the Reorganized Debtors, notwithstanding any federal or state escheat, abandoned, or unclaimed property law to the contrary. Notwithstanding the foregoing paragraph, this Section 6.3(g) shall not apply to any Claims and Interests reinstated pursuant to the terms of the Plan.

(h)    Lost, Stolen, Mutilated, or Destroyed Securities

Any holder of Allowed Claims or Interests evidenced by a Certificate that has been lost, stolen, mutilated, or destroyed shall, in lieu of surrendering such Certificate, deliver to the Distribution Agent or Servicer, if applicable, an affidavit of loss acceptable to the Distribution Agent or Servicer setting forth the unavailability of the Certificate and such additional indemnity as may be required reasonably by the Distribution Agent or Servicer to hold the Distribution Agent or Servicer harmless from any damages, liabilities, or costs incurred in treating such holder as a holder of an Allowed Claim or Interest. Upon compliance with this procedure by a holder of an Allowed Claim or Interest evidenced by such a lost, stolen, mutilated, or destroyed Certificate, such holder shall, for all purposes pursuant to the Plan, be deemed to have surrendered such Certificate.

6.4    Claims Paid or Payable by Third Parties

(a)    Claims Paid by Third Parties

A Claim shall be reduced in full, and such Claim shall be disallowed without a Claims objection having to be filed and without any further notice to or action, order, or approval of the Bankruptcy Court, to the extent that the holder of such Claim receives payment in full on account of such Claim from a party that is not a Debtor or Reorganized Debtor. To the extent a holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such holder shall repay, return or deliver any distribution held by or transferred to the holder to the applicable Reorganized Debtor to the extent the holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim as of the date of any such distribution under the Plan.

(b)    Claims Payable by Insurance Carriers

Other than with respect to the Dex East Secured Credit Facility Claims, the Dex West Secured Credit Facility Claims or the RHDI Secured Credit Facility Claims, no distributions under the Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtors’ insurance policies until the holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy. Other than with respect to the Dex East Secured Credit Facility Claims, the Dex West Secured Credit Facility Claims or the RHDI Secured Credit Facility Claims, to the extent that one or more of the Debtors’ insurers agrees to satisfy in full a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, such Claim may be expunged to the extent of any agreed upon satisfaction on the Claims Register by the Claims and Solicitation Agent without a Claims objection having to be filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

(c)    Applicability of Insurance Policies

Except as otherwise provided herein, distributions to holders of Allowed Claims shall be in accordance with the provisions of an applicable insurance policy. Nothing contained in the Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors or any Entity may hold against any other Entity, including insurers under any policies of insurance, nor shall anything contained herein constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.

6.5    Setoffs

Except as otherwise expressly provided for herein (including with respect to any Dex East Secured Credit Facility Claims, Dex West Secured Credit Facility Claims, RHDI Secured Credit Facility Claims or Claims with respect to letters of credit as provided in the definition of Other Secured Claims), each Reorganized Debtor, pursuant to the Bankruptcy Code (including section 553 of the Bankruptcy Code), applicable non-bankruptcy law, or as may be agreed to by the holder of a Claim, may set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Allowed Claim (before any distribution is made on account of such Allowed Claim), any Claims, rights, and Causes of Action of any nature that such Debtor or Reorganized Debtor, as applicable, may hold against the holder of such Allowed Claim, to the extent such Claims, rights, or Causes of Action against such holder have not been otherwise compromised or settled on or prior to the Effective Date (whether pursuant to the Plan or otherwise); provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim pursuant to the Plan shall constitute a waiver or release by such Reorganized Debtor of any such Claims, rights, and Causes of Action that such Reorganized Debtor may possess against such holder. In no event shall any holder of Claims be entitled to set off any Claim against any Claim, right, or Cause of Action of the Debtor or Reorganized Debtor, as applicable, unless such holder has filed a motion with the Bankruptcy Court requesting the authority to perform such setoff on or before the Confirmation Date, and notwithstanding any indication in any Proof of Claim or otherwise that such holder asserts, has, or intends to preserve any right of setoff pursuant to section 553 or otherwise.

6.6    Allocation Between Principal and Accrued Interest

Except as otherwise provided in the Plan, the aggregate consideration paid to holders with respect to their Allowed Claims shall be treated pursuant to the Plan as allocated first to the principal amount of such Allowed Claims (to the extent thereof) and, thereafter, to the interest, if any, accrued through the Effective Date.

ARTICLE VII

PROCEDURES FOR RESOLVING DISPUTED CLAIMS AND INTERESTS

7.1    Disputed Claims Process

Except as otherwise provided herein, if a party files a proof of claim and the Debtors or Reorganized Debtors, as applicable, do not determine in their sole discretion, and without the need for notice to or action, order or approval of the Bankruptcy Court, that the Claim subject to such proof of claim is Allowed, such Claim shall be Disputed unless Allowed or disallowed by a Final Order or as otherwise set forth in this ARTICLE VII. Except as otherwise provided herein, all proofs of claim filed after the Effective Date shall be disallowed and forever barred, estopped, and enjoined from assertion, and shall not be enforceable against any Reorganized Debtor, without the need for any objection by the Reorganized Debtors or any further notice to or action, order, or approval of the Bankruptcy Court.

7.2    Prosecution of Objections to Claims and Interests

Except insofar as a Claim or Interest is Allowed under the Plan, the Debtors, the Reorganized Debtors or any other party in interest shall be entitled to object to the Claim or Interest. Any objections to Claims and Interests shall be served and filed on or before the 120th day after the Effective Date or by such later date as ordered by the Bankruptcy Court. All Claims and Interests not objected to by the end of such 120-day period shall be deemed Allowed unless such period is extended upon approval of the Bankruptcy Court. For the avoidance of doubt, except as otherwise provided in the Plan, from and after the Effective Date, each Reorganized Debtor shall have and retain any and all rights and defenses such Debtor had immediately prior to the Effective Date with respect to any Disputed Claim or Interest, including the Causes of Action retained pursuant to Section 4.15.

7.3    No Interest

Unless otherwise specifically provided for in the Plan or by order of the Bankruptcy Court (including pursuant to the Dex East Cash Collateral Order, the Dex West Cash Collateral Order or the RHDI Cash Collateral Order), postpetition interest shall not accrue or be paid on Claims, and no holder of a Claim shall be entitled to interest accruing on or after the Petition Date on any Claim or right. Additionally, and without limiting the foregoing, interest shall not accrue or be paid on any Disputed Claim with respect to the period from the Effective Date to the date a final distribution is made on account of such Disputed Claim, if and when such Disputed Claim becomes an Allowed Claim.

7.4    Disallowance of Claims and Interests

All Claims and Interests of any Entity from which property is sought by the Debtors under section 542, 543, 550, or 553 of the Bankruptcy Code or that the Debtors or the Reorganized Debtors allege is a transferee of a transfer that is avoidable under section 522(f), 522(h), 544, 545, 547, 548, 549, or 724(a) of the Bankruptcy Code shall be disallowed if: (a) the Entity, on the one hand, and the Debtors or the Reorganized Debtors, on the other hand, agree or the Bankruptcy Court has determined by Final Order that such Entity or transferee is liable to turn over any property or monies under any of the aforementioned sections of the Bankruptcy Code and (b) such Entity or transferee has failed to turn over such property by the date set forth in such agreement or Final Order.

ARTICLE VIII

EFFECT OF CONFIRMATION OF THE PLAN

8.1    Discharge of Claims and Termination of Interests

Except as otherwise provided for herein and effective as of the Effective Date: (a) the rights afforded in the Plan and the treatment of all Claims and Interests shall be in exchange for and in complete satisfaction, discharge, and release of all Claims and Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Petition Date, against the Debtors or any of their assets, property, or Estates; (b) the Plan shall bind all holders of Claims and Interests, notwithstanding whether any such holders failed to vote to accept or reject the Plan or voted to reject the Plan; (c) all Claims and Interests shall be satisfied, discharged, and released in full, and the Debtors’ liability with respect thereto shall be extinguished completely, including any liability of the kind specified under section 502(g) of the Bankruptcy Code; and (d) all Entities shall be precluded from asserting against the Debtors, the Debtors’ Estates, the Reorganized Debtors, their successors and assigns, and their assets and properties any other Claims or Interests based upon any documents, instruments, or any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date.

8.2    Releases by the Debtors

Pursuant to section 1123(b) of the Bankruptcy Code, and except as otherwise specifically provided for herein, for good and valuable consideration, on and after the Effective Date, the Released Parties are deemed released and discharged by the Debtors, the Reorganized Debtors, and the Estates from any and all Claims, obligations, rights, and liabilities whatsoever, whether for tort, fraud, contract, violations of federal or state securities laws, Avoidance Actions, including any derivative Claims, asserted or that could possibly have been asserted directly or indirectly on behalf of the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise, and any and all Causes of Action asserted or that could possibly have been asserted on behalf of the Debtors, that the Debtors, the Reorganized Debtors, the Estates, or Affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors or their Affiliates, the Chapter 11 Cases, the Transaction, the purchase, sale, or rescission of the purchase or sale of any Security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, prepetition contracts and agreements with one or more Debtors (including the Credit Agreements and other agreements reflecting long-term indebtedness), the Dex One Support Agreement, the restructuring of Claims and Interests prior to or in the Chapter 11 Cases, the negotiation, formulation, solicitation or preparation of the Plan and Disclosure Statement or related agreements, instruments, or other documents, upon any other act or omission, transaction, agreement, event, or other occurrence taking place before the Effective Date, other than Claims or liabilities arising out of or related to any contractual or fixed monetary obligation owed to the Debtors or the Reorganized Debtors.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the release set forth in this Section 8.2, which includes by reference each of the related provisions and definitions contained herein, and further, shall constitute the Bankruptcy Court’s finding that such release is: (a) in exchange for the good and valuable consideration provided by the Released Parties; (b) a good faith settlement and compromise of the Claims released by this Section 8.2; (c) in the best interests of the Debtors and all holders of Claims and Interests; (d) fair, equitable, and reasonable; (e) given and made after due notice and opportunity for hearing; and (f) a bar to any of the Debtors asserting any Claim or Cause of Action released by this Section 8.2.

8.3    Releases by Holders of Claims and Interests

As of the Effective Date, the Releasing Parties shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever, released and discharged the Debtors, the Reorganized Debtors, the Estates, and the Released Parties from any and all Claims, Interests, obligations, rights, liabilities, actions, causes of action, choses in action, suits, debts, damages, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, remedies, rights of set-off, third-party claims, subrogation claims, contribution claims, reimbursement claims, indemnity claims, counterclaims, and crossclaims (including all claims and actions against any Entities under the Bankruptcy Code) whatsoever, whether for tort, fraud, contract, violations of federal or state securities laws, Avoidance Actions, including any derivative Claims, asserted on behalf of the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise, that such Entity would have been legally entitled to assert (whether individually or collectively), based on or in any way relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring, the Chapter 11 Cases, the Transaction, the purchase, sale, or rescission of the purchase or sale of any Security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, prepetition contracts and agreements with one or more Debtors (including the Credit Agreements and other agreements reflecting long-term indebtedness), the Dex One Support Agreement, the restructuring of Claims and Interests prior to or in the Chapter 11 Cases, the negotiation, formulation, solicitation or preparation of the Plan, the Disclosure Statement, the Plan Supplement, or related agreements, instruments, or other documents, upon any other act or omission, transaction, agreement, event, or other occurrence taking place before the Effective Date of the Plan. Notwithstanding anything to the contrary in the foregoing, the release set forth above does not release any obligations arising on or after the Effective Date of any party under the Plan, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the release set forth in this Section 8.3, which includes by reference each of the related provisions and definitions contained herein, and further, shall constitute the Bankruptcy Court’s finding that such release is: (a) in exchange for the good and valuable consideration provided by the Debtors, the Reorganized Debtors, the Estates, and the Released Parties; (b) a good faith settlement and compromise of the Claims released by this Section 8.3; (c) in the best interests of the Debtors and all holders of Claims and Interests; (d) fair, equitable, and reasonable; (e) given and made after due notice and opportunity for hearing; and (f) a bar to any Entity granting a release under this Section 8.3 from asserting any Claim or Cause of Action released by this Section 8.3.

8.4    Exculpation

No Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from any Exculpated Claim or any obligation, Cause of Action, or liability for any Exculpated Claim; provided, however, that the foregoing “exculpation” shall have no effect on the liability of any Entity that results from any such act or omission that is determined in a Final Order to have constituted gross negligence or willful misconduct; provided, further, that in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to, or in connection with, the Plan. The Exculpated Parties have, and upon Confirmation shall be deemed to have, participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation of acceptances and rejections of the Plan and the making of distributions pursuant to the Plan and, therefore, are not and shall not be liable at any time for the violation of any applicable, law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

8.5    Injunction

Except as otherwise provided herein or for obligations issued pursuant hereto, all Entities that have held, hold, or may hold Claims or Interests that have been released pursuant to Section 8.2 or Section 8.3, discharged pursuant to Section 8.1, or are subject to exculpation pursuant to Section 8.4 are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, the Released Parties, or the Exculpated Parties: (a) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests; (b) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such Claims or Interests; (c) creating, perfecting, or enforcing any encumbrance of any kind against such Entities or the property or Estates of such Entities on account of or in connection with or with respect to any such Claims or Interests; (d) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property or Estates of such Entities on account of or in connection with or with respect to any such Claims or Interests unless such holder has filed a motion requesting the right to perform such setoff on or before the Confirmation Date; and (e) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests released, exculpated, or settled pursuant to the Plan.

8.6    Protection Against Discriminatory Treatment

In accordance with section 525 of the Bankruptcy Code, and consistent with paragraph 2 of Article VI of the United States Constitution, no Governmental Unit shall discriminate against any Reorganized Debtor, or any

Entity with which a Reorganized Debtor has been or is associated, solely because such Reorganized Debtor was a Debtor under chapter 11, may have been insolvent before the commencement of the Chapter 11 Cases (or during the Chapter 11 Cases but before such Debtor was granted or denied a discharge), or has not paid a debt that is dischargeable in the Chapter 11 Cases.

8.7    Indemnification

On and from the Effective Date, and except as prohibited by applicable law, the Reorganized Debtors shall assume or reinstate, as applicable, all indemnification obligations in place as of the Effective Date (whether in by-laws, certificates of incorporation, board resolutions, contracts, or otherwise) for the current and former directors, officers, managers, employees, attorneys, other professionals and agents of the Debtors and such current and former directors’, officers’, managers’, and employees’ respective Affiliates.

8.8    Recoupment

In no event shall any holder of Claims or Interests be entitled to recoup any Claim or Interest against any Claim, right, or Cause of Action of the Debtors or the Reorganized Debtors, as applicable, unless such holder actually has performed such recoupment and provided notice thereof in writing to the Debtors on or before the Confirmation Date, notwithstanding any indication in any Proof of Claim or Interest or otherwise that such holder asserts, has, or intends to preserve any right of recoupment.

8.9    Release of Liens

Except (a) with respect to the Liens securing the Dex East Secured Credit Facility Claims, Dex West Secured Credit Facility Claims or the RHDI Secured Credit Facility Claims, (b) with respect to the Liens securing the Secured Tax Claims or Other Secured Claims (depending on the treatment of such Claims), or (c) as otherwise provided herein or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title, and interest of any holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtor and its successors and assigns.

8.10    Reimbursement or Contribution

If the Bankruptcy Court disallows a Claim for reimbursement or contribution of an Entity pursuant to section 502(e)(1)(B) of the Bankruptcy Code, then to the extent that such Claim is contingent as of the Effective Date, such Claim shall be forever disallowed notwithstanding section 502(j) of the Bankruptcy Code, unless prior to the Effective Date (a) such Claim has been adjudicated as noncontingent or (b) the relevant holder of a Claim has filed a noncontingent Proof of Claim on account of such Claim and a Final Order has been entered determining such Claim as no longer contingent.

ARTICLE IX

CONDITIONS PRECEDENT TO THE EFFECTIVE DATE

9.1    Conditions Precedent to the Effective Date.    It shall be a condition to the Effective Date that the following conditions shall have been satisfied or waived pursuant to Section 9.2:

(a) the Confirmation Order shall have been entered, and such order shall not have been stayed, modified, or vacated on appeal;

(b) if the SuperMedia Chapter 11 Cases have been filed, the SuperMedia Confirmation Order shall have been entered by the Bankruptcy Court, and such order shall not have been stayed, modified, or vacated on appeal;

(c) the Merger shall have been consummated, and all conditions set forth in Article VII of the Merger Agreement shall have been satisfied (and not waived);

(d) all respective conditions precedent to the consummation of each of the Amended and Restated Dex East Secured Credit Agreement, the Amended and Restated Dex West Secured Credit Agreement, and the Amended and Restated RHDI Secured Credit Agreement shall have been waived or satisfied in accordance with the respective terms thereof;

(e) if the SuperMedia Chapter 11 Cases have been filed, the effective date of the SuperMedia Plan shall have occurred in accordance with the terms thereof concurrently with the occurrence of the Effective Date;

(f) all fees and expenses of the Credit Agreement Agents, including the fees and expenses of counsel and the financial advisors to the Credit Agreement Agents, shall have been paid in full in cash; and

(g) all documents and agreements necessary to implement the Plan shall have: (1) all conditions precedent to such documents and agreements satisfied or waived pursuant to the terms of such documents or agreements; (2) been tendered for delivery to the required parties and, to the extent required, filed with and approved by any applicable Governmental Units in accordance with applicable laws; and (3) been effected or executed.

9.2    Waiver of Conditions Precedent

The Debtors, with the prior written consent of each Credit Agreement Agent, which may not be unreasonably withheld, may waive any of the conditions to the Effective Date set forth in Section 9.1 at any time without any notice to any other parties in interest and without any further notice to or action, order, or approval of the Bankruptcy Court, and without any formal action other than proceeding to confirm or consummate the Plan.

9.3    Effect of Non-Occurrence of Conditions to Consummation

If prior to Consummation, the Confirmation Order is vacated pursuant to a Final Order, then except as provided in any order of the Bankruptcy Court vacating the Confirmation Order, the Plan will be null and void in all respects, and nothing contained in the Plan or Disclosure Statement shall: (a) constitute a waiver or release of any Claims, Interests, or Causes of Action; (b) prejudice in any manner the rights of any Debtor or any other Entity; or (c) constitute an admission, acknowledgment, offer, or undertaking of any sort by any Debtor or any other Entity.

ARTICLE X

MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN

10.1    Modification of Plan

Effective as of the date hereof: (a) the Debtors reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan before the entry of the Confirmation Order, subject to the limitations set forth herein and, if effective, the Dex One Support Agreement; and (b) after the entry of the Confirmation Order, the Debtors or the Reorganized Debtors, as applicable, may, upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code, remedy any defect or omission, or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan, subject to the limitations set forth herein and, if effective, the Dex One Support Agreement.

10.2    Revocation or Withdrawal of Plan

The Debtors reserve the right to revoke or withdraw the Plan before the Confirmation Date and to file subsequent chapter 11 plans. If the Debtors revoke or withdraw the Plan, or if Confirmation or the Effective Date does not occur, then: (a) the Plan will be null and void in all respects; (b) any settlement or compromise embodied in the Plan, assumption or rejection of Executory Contracts or Unexpired Leases effected by the Plan, and any document or agreement executed pursuant hereto will be null and void in all respects; and (c) nothing contained in the Plan shall (1) constitute a waiver or release of any Claims, Interests, or Causes of Action, (2) prejudice in any manner the rights of any Debtor or any other Entity, or (3) constitute an admission, acknowledgement, offer, or undertaking of any sort by any Debtor or any other Entity.

10.3    Confirmation of the Plan

The Debtors request Confirmation of the Plan under section 1129(b) of the Bankruptcy Code with respect to any Impaired Class that does not accept the Plan pursuant to section 1126 of the Bankruptcy Code. The Debtors reserve the right to amend the Plan to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification.

ARTICLE XI

RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of, or related to, the Chapter 11 Cases and the Plan pursuant to sections 105(a) and 1142 of the Bankruptcy Code, including jurisdiction to:

1.    allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Interest, including the resolution of any request for payment of any Claim or Interest and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims or Interests;

2.    decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;

3.    resolve any matters related to Executory Contracts or Unexpired Leases, including: (a) the assumption, assumption and assignment, or rejection of any Executory Contract or Unexpired Lease to which a Debtor is party or with respect to which a Debtor may be liable and to hear, determine, and, if necessary, liquidate, any Cure or Claims arising therefrom, including pursuant to section 365 of the Bankruptcy Code; (b) any potential contractual obligation under any Executory Contract or Unexpired Lease that is assumed; (c) the Reorganized Debtors’ amendment, modification, or supplement, after the Effective Date, pursuant to ARTICLE V, of the list of Executory Contracts and Unexpired Leases to be rejected or otherwise; and (d) any dispute regarding whether a contract or lease is or was executory or expired;

4.    ensure that distributions to holders of Allowed Claims are accomplished pursuant to the provisions of the Plan and adjudicate any and all disputes arising from or relating to distributions under the Plan;

5.    adjudicate, decide, or resolve any motions, adversary proceedings, contested or litigated matters, and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;

6.    enter and implement such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of (a) contracts, instruments, releases, indentures, and other agreements or documents approved by Final Order in the Chapter 11 Cases and (b) the Plan or the Confirmation Order, including contracts, instruments, releases, indentures, and other agreements or documents created in connection with the Plan;

7.    enforce any order for the sale of property pursuant to sections 363, 1123, or 1146(a) of the Bankruptcy Code;

8.    grant any consensual request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code;

9.    issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with Consummation or enforcement of the Plan;

10.    hear, determine, and resolve any cases, matters, controversies, suits, disputes, or Causes of Action in connection with or in any way related to the Chapter 11 Cases, including: (a) with respect to the repayment or return of distributions and the recovery of additional amounts owed by the holder of a Claim or Interest for amounts not timely repaid pursuant to Section 6.4(a); (b) with respect to the releases, injunctions, and other provisions contained in ARTICLE VIII, including entry of such orders as may be necessary or appropriate to implement such releases, injunctions, and other provisions; (c) that may arise in connection with the Consummation, interpretation, implementation, or enforcement of the Plan or the Confirmation Order, or any Entity’s obligations incurred in connection with the Plan or the Confirmation Order, including those arising under agreements, documents, or instruments executed in connection with the Plan; or (d) related to section 1141 of the Bankruptcy Code;

11.    enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked, or vacated;

12.    consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

13.    hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

14.    enter an order or Final Decree concluding or closing the Chapter 11 Cases;

15.    enforce all orders previously entered by the Bankruptcy Court; and

16.    hear any other matter not inconsistent with the Bankruptcy Code.

After the Effective Date, notwithstanding anything in this ARTICLE XI to the contrary, any disputes arising under the Amended and Restated Credit Documents will be governed by the jurisdictional provisions therein.

ARTICLE XII

MISCELLANEOUS PROVISIONS

12.1    Additional Documents

On or before the Effective Date, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The Debtors or the Reorganized Debtors, as applicable, and all holders of Claims and Interests receiving distributions pursuant to the Plan and all other parties in interest shall, from time to time, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

12.2    Payment of Statutory Fees

All fees payable pursuant to 28 U.S.C. § 1930(a) shall be paid for each quarter (including any fraction thereof) until the Chapter 11 Cases are converted, dismissed, or a Final Decree is issued, whichever occurs first.

12.3    Reservation of Rights

Except as expressly set forth herein, the Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order. None of the filing of the Plan, any statement or provision contained in the Plan, or the taking of any action by any Debtor with respect to the Plan, the Disclosure Statement, or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to the holders of Claims or Interests prior to the Effective Date.

12.4    Successors and Assigns

The rights, benefits, and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign, affiliate, officer, director, agent, representative, attorney, beneficiaries, or guardian, if any, of each Entity.

12.5    Service of Documents

After the Effective Date, any pleading, notice, or other document required by the Plan to be served on or delivered to the Reorganized Debtors shall be served on:

Reorganized Debtors	Dex Media Inc. 1001 Winstead Drive Cary, North Carolina 27513 Attn.: Mark W. Hianik

Counsel to Debtors

Pachulski Stang Ziehl & Jones LLP

919 North Market Street, 17th Floor

P.O. Box 8705

Willmington, Delaware 19899-8705

(Courier 19801)

Attn.:   Laura Davis Jones
Peter J. Keane

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022-4611

Attn.:   Marc Kieselstein, P.C.
Christopher J. Marcus

Counsel to the Credit Agreement Agents

Richards, Layton & Finger, P.A.

One Rodney Square

920 N. King Street

Wilmington, Delaware 19801

Attn: Mark Collins, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn:    Steve Fuhrman, Esq.
Sandy Qusba, Esq.

Counsel to SuperMedia

Young Conaway Stargatt & Taylor, LLP

Rodney Square

1000 North King Street

Wilmington, Delaware 19801

Attn:  Pauline K. Morgan

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Attn: Sean A. O’Neal

United States Trustee	Office of the United States Trustee for the District of Delaware 844 King Street, Suite 2207 Wilmington, Delaware 19801 Attn.: [ ]

12.6    Term of Injunctions or Stays

Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases (pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court) and existing on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

12.7    Entire Agreement

Except as otherwise indicated, the Plan supersedes all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

12.8    Plan Supplement Exhibits

All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are filed, copies of such exhibits and documents shall be made available upon written request to the Debtors’ counsel at the address above or by downloading such exhibits and documents from www.epiq11.com/dexone or the Bankruptcy Court’s website at www.deb.uscourts.gov. Unless otherwise ordered by the Bankruptcy Court, to the extent any exhibit or document in the Plan Supplement is inconsistent with the terms of any part of the Plan that does not constitute the Plan Supplement, such part of the Plan that does not constitute the Plan Supplement shall control.

12.9    Non-Severability

If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is: (a) valid and enforceable pursuant to its terms; (b) integral to the Plan and may not be deleted or modified without the Debtors’ consent; and (c) nonseverable and mutually dependent.

[The remainder of this page is intentionally left blank.]

Dated: [ ], 2013	DEX ONE CORPORATION on behalf of itself and all other Debtors

Alfred T. Mockett Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED DEX EAST SECURED CREDIT AGREEMENT

CREDIT AGREEMENT

dated as of

October 24, 2007,

as amended and restated as of January 29, 2010, and

as further amended and restated as of [                ], 2013,

among

NEWDEX, INC.,

DEX MEDIA, INC.,

DEX MEDIA EAST, INC.,

as Borrower,

The Lenders Party Hereto

and

JPMORGAN CHASE BANK, N.A.,

as Administrative Agent and Collateral Agent

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Syndication Agent

J.P. MORGAN SECURITIES LLC and

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Joint Lead Arrangers and Joint Bookrunners

ARTICLE I

DEFINITIONS

SCHEDULES:

Schedule 1.01A	—	Directory Consolidation Project
Schedule 1.01B	—	Mortgaged Property
Schedule 3.05	—	Properties
Schedule 3.09	—	Taxes
Schedule 3.13	—	Subsidiaries
Schedule 3.14	—	Insurance
Schedule 3.17	—	UCC Filing Jurisdictions
Schedule 6.01	—	Existing Indebtedness
Schedule 6.02	—	Existing Liens
Schedule 6.04	—	Existing Investments
Schedule 6.10	—	Existing Restrictions

EXHIBITS:

Exhibit A	—	Form of Assignment and Assumption
Exhibit B	—	Form of Acknowledgement and Confirmation
Exhibit C	—	Form of Amended and Restated Shared Guarantee and Collateral Agreement
Exhibit D	—	Form of Amended and Restated Intercreditor and Collateral Agency Agreement
Exhibit E	—	Form of Amended and Restated Shared Services Agreement
Exhibit F	—	Form of Newco Subordinated Guarantee
Exhibit G	—	Form of Subordinated Guarantee Agreement
Exhibit H	—	Form of License Agreement
Exhibit I	—	Form of Master IP License Agreement
Exhibit J	—	Form of Election Notice
Exhibit K	—	Form of Dex Tax Sharing Agreement
Exhibit L	—	Form of SuperMedia Tax Sharing Agreement
Exhibit M	—	Form of Tax Certificates

CREDIT AGREEMENT, dated as of October 24, 2007, as amended and restated as of January 29, 2010 and as further amended and restated as of [            ] (this “Agreement”), among NEWDEX, INC., a Delaware corporation, DEX MEDIA, INC., a Delaware corporation, DEX MEDIA EAST, INC., a Delaware corporation, the several banks and other financial institutions or entities from time to time party hereto (the “Lenders”), and JPMORGAN CHASE BANK, N.A., as administrative agent and collateral agent for such lenders.

Recitals

WHEREAS, the Ultimate Parent, the Parent and the Borrower (as each term is defined below) are parties to the Credit Agreement (as amended, supplemented or otherwise modified prior to the Closing Date (as defined below), the “Existing Credit Agreement”), dated as of October 24, 2007 and amended and restated as of January 29, 2010 (the “Original Restatement Date”), among the Ultimate Parent, the Parent, the Borrower, the Lenders and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent;

[WHEREAS, on [                , 2013] (the “Petition Date”), the Ultimate Parent (as defined below) and its Subsidiaries (as defined below) each commenced bankruptcy cases (the “Chapter 11 Cases”) by filing voluntary petitions under chapter 11 of the Bankruptcy Code (as defined below) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”);

WHEREAS, on the Petition Date, the Ultimate Parent and its Subsidiaries filed with the Bankruptcy Court the Reorganization Plan (as defined below) and the Disclosure Statement (as defined below);

WHEREAS, on [                , 2013], the Bankruptcy Court entered the Confirmation Order (as defined below) confirming the Reorganization Plan;

WHEREAS, pursuant to the Reorganization Plan, the Ultimate Parent and its Subsidiaries have implemented (or substantially simultaneously with the Closing Date will implement) the Amendments (as defined below);]1

WHEREAS, the Ultimate Parent and SuperMedia Inc. (“SuperMedia”) have entered into a Merger Agreement, dated as of August 20, 2012, as amended and restated as of December 5, 2012 (the “Merger Agreement”), by and among Dex One, NewDex, Inc. (“Newdex”), Spruce Acquisition Sub, Inc. (“Merger Sub”) and SuperMedia, pursuant to which Dex One merged with Newdex, with Newdex as the surviving corporation (the “Dex Merger”), and SuperMedia merged with Merger Sub, with SuperMedia as the surviving corporation (the “SuperMedia Merger” and together with the Dex Merger, the “Mergers”);

WHEREAS, after giving effect to the Mergers, SuperMedia has become a direct wholly owned subsidiary of Newdex and Newdex has become the Ultimate Parent;

WHEREAS, the Ultimate Parent, the Parent and the Borrower have requested that the Lenders amend and restate the Existing Credit Agreement as provided in this Agreement; and

WHEREAS, the Lenders are willing to so amend and restate the Existing Credit Agreement on the terms and conditions set forth herein.

Now, therefore, the parties hereto agree that the Existing Credit Agreement shall be amended and restated in its entirety as of the Closing Date to read as follows:

[1]	To be included if applicable

ARTICLE I

DEFINITIONS

Section 1.01     Defined Terms.     As used in this Agreement, the following terms have the meanings specified below:

“ABR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“Acceptable Payment Percentage” has the meaning assigned to such term in Section 2.15(c).

“Acknowledgment and Confirmation” means an Acknowledgment and Confirmation substantially in the form of Exhibit B hereto, dated the date hereof, executed by each Dex East Loan Party.

“Additional Notes” means notes issued by the Ultimate Parent after the date hereof (a) that are not secured by any assets of the Ultimate Parent or any of its Subsidiaries, (b) that bear interest at a prevailing market rate at the time of the issuance thereof, (c) the proceeds of which are used to refinance the Restructuring Notes or any Additional Notes, (d) that do not mature, and are not mandatorily redeemable, in whole or in part, or required to be repurchased or reacquired, in whole or in part, prior to the date that is six months after the Maturity Date (other than pursuant to asset sale or change in control provisions customary in offerings of similar notes), (e) that have no financial maintenance covenants and no restrictive covenants that apply to any Subsidiary of the Ultimate Parent or that impose limitations on the Ultimate Parent’s ability to guarantee or pledge assets to secure the Obligations and otherwise have covenants, representations and warranties and events of default that are no more restrictive than those existing in the prevailing market at the time of issuance for companies with the same or similar credit ratings of the Ultimate Parent at such time issuing similar securities, (f) are not guaranteed by any Subsidiary of the Ultimate Parent and are subordinated to the Obligations on terms that are no less favorable to the Lenders than the subordination terms set forth in the Restructuring Notes Indenture and that are otherwise reasonably satisfactory to the Administrative Agent and (g) are not convertible or exchangeable except into (i) other Indebtedness of the Ultimate Parent meeting the qualifications set forth in this definition or (ii) common equity of the Ultimate Parent, provided that any such exchange or conversion, if effected, would not result in a Change in Control or a Default.

“Adjusted LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

“Administrative Agent” means JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the Lenders hereunder and its Affiliates and permitted successors acting in such capacity.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Advance Amortization Payment” has the meaning assigned to such term in Section 2.06(a).

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent” means JPMorgan Chase Bank, N.A., in its capacities as Administrative Agent and/or Collateral Agent, and each of its Affiliates and successors acting in any such capacity. The Administrative Agent may act on behalf of or in place of any Person included in the “Agent”.

“Agreement” has the meaning assigned in the preamble hereto.

“Allocable Net Proceeds” means, with respect to any Equity Issuance by the Ultimate Parent, 13% of the Net Proceeds of such Equity Issuance; provided, that to the extent the Indebtedness outstanding under (a) the RHDI Credit Agreement has been repaid in full, Allocable Net Proceeds shall mean 16% of the Net Proceeds of such Equity Issuance, (b) the Dex West Credit Agreement has been repaid in full, the Allocable Net Proceeds shall mean 15% of the Net Proceeds of such Equity Issuance, (c) the RHDI Credit Agreement and the Dex West Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 20% of the Net Proceeds of such Equity Issuance, (d) the SuperMedia Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 28% of the Net Proceeds of such Equity Issuance, (e) the RHDI Credit Agreement and the SuperMedia Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 46% of the Net Proceeds of such Equity Issuance, (f) the Dex West Credit Agreement and the SuperMedia Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 41% of the Net Proceeds of such Equity Issuance and (g) the Dex West Credit Agreement, RHDI Credit Agreement and the SuperMedia Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 100% of the Net Proceeds of such Equity Issuance.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus  1/2 of 1%, (c) the Adjusted LIBO Rate for a Eurodollar Loan with an Interest Period of one month commencing on such day plus 1% and (d) 4.00%, provided that, for the avoidance of doubt, the Adjusted LIBO Rate for any day shall be based on the rate appearing on Reuters Screen LIBOR 01 Page (or on any successor or substitute of such page) at approximately 11:00 a.m., London time, on such day. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate or the Federal Funds Effective Rate or the Adjusted LIBO Rate, as the case may be.

“Amendments” means, collectively, the amendment and restatement of the RHDI Existing Credit Agreement, the Dex West Existing Credit Agreement and the SuperMedia Existing Credit Agreement, pursuant to the RHDI Credit Agreement, the Dex West Credit Agreement and the SuperMedia Credit Agreement, respectively (in each case referred to in clause (a) in the definition thereof)[, which amendments were consummated pursuant to the Reorganization Plan]2.

“Applicable Payment Percentage” has the meaning assigned to such term in Section 2.15(c).

“Applicable Rate” means, for any day, with respect to any Loan, 2.00% per annum, in the case of an ABR Loan, and 3.00% per annum, in the case of a Eurodollar Loan.

“Approved Fund” has the meaning assigned to such term in Section 9.04.

“Arrangers” means, collectively, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., in their capacities as Joint Lead Arrangers and Joint Bookrunners.

“Asset Disposition” means (a) any sale, lease, assignment, conveyance, transfer or other disposition (including pursuant to a sale and leaseback or securitization transaction) of any property or asset of the Borrower or any Subsidiary other than (i) dispositions described in clauses (a), (b), (c), (d), (f), (g) and (h) of Section 6.05 and (ii) dispositions described in Section 6.05(e) resulting in aggregate Net Proceeds not exceeding $2,500,000 during the term of this Agreement and (b) any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any property or asset of the Borrower or any Subsidiary, but only to the extent that the Net Proceeds therefrom have not been applied to repair, restore or replace such property or asset within 365 days after such event.

[2]	To be included if applicable

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

“Attributable Debt” means, on any date, in respect of any lease of the Borrower or any Subsidiary entered into as part of a sale and leaseback transaction subject to Section 6.06, (a) if such lease is a Capital Lease Obligation, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP and (b) if such lease is not a Capital Lease Obligation, the capitalized amount of the remaining lease payments under such lease that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease were accounted for as a Capital Lease Obligation.

[“Bankruptcy Code” means title 11 of the United States Code (11 U.S.C. §101 et seq.), as amended from time to time, and any successor statute.]3

[“Bankruptcy Court” has the meaning assigned to such term in the recitals to this Agreement.]4

“Billing and Collection Agreement” means the Agreement for the Provision of Billing and Collection Services for Directory Publishing Services dated as of November 1, 2004, between Qwest Corp. and the Parent.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” means Dex Media East, Inc., a Delaware corporation.

“Borrower Receivables” means the receivables of the Borrower or its Subsidiaries subject to purchase by Qwest Corp. pursuant to the Billing and Collection Agreement.

“Borrower’s Discounted Prepayment Portion of Excess Cash Flow” means an amount determined following the end of each fiscal quarter of the Borrower (and certified by a Financial Officer of the Borrower pursuant to Section 5.01(d)), commencing with the first such fiscal quarter ending after the Closing Date, equal to (i) the Excess Cash Flow as of the end of such fiscal quarter multiplied by the Borrower’s Percentage, minus (ii) (a) any Discounted Voluntary Prepayment made during the applicable ECF Period as to which the Borrower has delivered an Election Notice to the Administrative Agent that such Discounted Voluntary Prepayment shall constitute a utilization of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow within the applicable 180-day period described in Section 2.06(e) and (b) all (x) Advance Amortization Payments, (y) prepayments made pursuant to Section 2.06(a) (other than Advance Amortization Payments) and (z) other prepayments made pursuant to Section 2.06(d), in each case to the extent the Borrower has delivered an Election Notice to the Administrative Agent that such payment shall constitute a utilization of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow, provided that, for purposes of Section 2.06(e), the Borrower’s Discounted Prepayment Portion of Excess Cash Flow shall be calculated as to each individual fiscal quarter and shall not be reduced or affected by any subsequent calculation of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow at the end of any subsequent fiscal quarter.

“Borrower’s Discretionary Portion of Excess Cash Flow” means an amount determined following the end of each fiscal quarter of the Borrower (and certified by a Financial Officer of the Borrower pursuant to Section 5.01(d)), commencing with the first such fiscal quarter ending after the Closing Date, equal to (i) the Excess Cash Flow as of the end of such fiscal quarter multiplied by the Borrower’s Percentage, minus (ii) all Discounted Voluntary Prepayments made during the applicable ECF Period as to which the Borrower has delivered an Election Notice to the Administrative Agent that such Discounted Voluntary Prepayment shall constitute a utilization of the Borrower’s Discretionary Portion of Excess Cash Flow.

[3]	To be included if applicable
[4]	To be included if applicable

“Borrower’s Percentage” means (a) with respect to any fiscal quarter of the Borrower in the fiscal years ending December 31, 2013 and December 31, 2014, 15%, and (b) with respect to any fiscal quarter of the Borrower in the fiscal years ending December 31, 2015 and December 31, 2016, 20%.

“Borrower’s Portion of Excess Cash Flow” means, collectively, the Borrower’s Discounted Prepayment Portion of Excess Cash Flow and the Borrower’s Discretionary Portion of Excess Cash Flow.

“Borrowing” means Loans of the same Type, made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided, that, when used in connection with a Eurodollar Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

“Capital Expenditures” means, for any period, without duplication, (i) the additions to property, plant and equipment and other capital expenditures of the Borrower and its consolidated Subsidiaries for such period, determined in accordance with GAAP and (ii) the portion of the additions to property, plant and equipment and other capital expenditures of the Service Company for such period allocated to, and funded by, the Borrower and its consolidated Subsidiaries pursuant to the Shared Services Agreement.

“Capital Lease Obligations” of any Person means (i) the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP and (ii) in the case of the Borrower and its Subsidiaries, the portion of the obligations of the Service Company described in the foregoing clause (i) allocated to, and funded by, the Borrower and its Subsidiaries pursuant to the Shared Services Agreement.

[“Cash Collateral Order” means the Final Order Under 11 U.S.C. §§ 105, 361, 362, 363, 552 and Fed. R. Bankr. P. 2002, 4001 and 9014 (I) Authorizing Debtors to Use Cash Collateral and (II) Granting Adequate Protection to the Prepetition Secured Parties, entered by the Bankruptcy Court on [                ], 2013.]5

“Change in Control” means, subject to the proviso below:

(a) the ownership, beneficially or of record, by any Person other than the Parent of any Equity Interest in the Borrower;

(b) the ownership, beneficially or of record, by any Person other than the Ultimate Parent of any Equity Interest in the Parent;

(c) for so long as the Shared Services Agreement is in existence, the ownership, beneficially or of record, by any Person other than the Ultimate Parent of any Equity Interests in the Service Company;

(d) the ownership, beneficially or of record, by any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of more than 35% of the outstanding Equity Interests in the Ultimate Parent;

(e) occupation of a majority of the seats (other than vacant seats) on the Governing Board of the Ultimate Parent or the Parent by Persons who were not (i) members of such Governing Board as of the

[5]	To be included if applicable

Closing Date [(after giving effect to the Reorganization Plan)]6, (ii) nominated by, or whose nomination for election was approved or ratified by a majority of the directors or members of, the Governing Board of the Ultimate Parent or the Parent, as applicable, or (iii) appointed by Persons described in the foregoing clauses (i) and (ii); or

(f) the occurrence of a “Change of Control” (or similar term) as defined in the Restructuring Notes Indenture or any indenture, agreement or other instrument governing the Additional Notes;

provided, that the consummation of the Mergers pursuant to the SuperMedia Merger Agreement shall not constitute a Change in Control.

“Change in Law” means (a) the adoption of any law, rule or regulation after the date of this Agreement, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender (or, for purposes of Section 2.10(b), by any lending office of such Lender or by such Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement.

[“Chapter 11 Cases” has the meaning assigned to such term in the recitals to this Agreement.]7

“Charges” has the meaning assigned to such term in Section 9.13.

“Closing Date” means the date on which the conditions precedent set forth in Section 4.01 shall have been satisfied (or waived) and the notice contemplated in the last sentence of Section 4.01 shall have been delivered, which date is [                , 2013].8

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means all property of the Loan Parties, now owned or hereafter acquired, upon which a Lien is purported to be created by any Security Document or Shared Collateral Security Document.

“Collateral Agent” means JPMorgan Chase Bank, N.A., in its capacity as collateral agent for the Secured Parties and its Affiliates and permitted successors acting in such capacity.

“Collateral Agreements” means the collective reference to the Guarantee and Collateral Agreement and the Shared Guarantee and Collateral Agreement.

“Collateral and Guarantee Requirement” means the requirement that:

(a) the Collateral Agent shall have received from each Dex East Loan Party either (i) a counterpart of the Guarantee and Collateral Agreement duly executed and delivered on behalf of such Dex East Loan Party or (ii) in the case of any Subsidiary that becomes a Subsidiary Loan Party after the Closing Date, a supplement to the Guarantee and Collateral Agreement, in the form specified therein, duly executed and delivered on behalf of such Subsidiary;

[6]	To be included if applicable
[7]	To be included if applicable
[8]

If the Closing Date occurs prior to March 31, 2013, the initial delivery of annual financial statements will be adjusted and the Excess Cash Flow prepayment provisions will be adjusted to require payment of the Excess Cash Flow prepayment under the Existing Credit Agreement for the period ending December 31, 2012.

(b) the Shared Collateral Agent shall have received from each Shared Collateral Loan Party (other than the Newco Subordinated Guarantors) either (i) a counterpart of the Shared Guarantee and Collateral Agreement duly executed and delivered on behalf of such Shared Collateral Loan Party or (ii) in the case of any Newco that becomes a Shared Collateral Loan Party after the Closing Date, a supplement to the Shared Guarantee and Collateral Agreement, in the form specified therein, duly executed and delivered on behalf of such Newco;

(c) all outstanding Equity Interests of the Borrower and each other Subsidiary Loan Party shall have been pledged pursuant to the Guarantee and Collateral Agreement (except that the Borrower and each other Subsidiary Loan Party shall not be required to pledge more than 65% of the outstanding voting Equity Interests of any Foreign Subsidiary) and the Collateral Agent shall have received all certificates or other instruments representing such Equity Interests, together with stock powers or other instruments of transfer with respect thereto endorsed in blank;

(d) all outstanding Equity Interests of the Parent, Dex Media Service, Dex Digital, RHDC, the Service Company and each other Subsidiary owned by or on behalf of any Shared Collateral Loan Party shall have been pledged pursuant to the Shared Guarantee and Collateral Agreement (except that the Shared Collateral Loan Parties shall not be required to pledge more than 65% of the outstanding voting Equity Interests of any Foreign Subsidiary) and, subject to the terms of the Intercreditor Agreement, the Shared Collateral Agent shall have received all certificates or other instruments representing such Equity Interests, together with stock powers or other instruments of transfer with respect thereto endorsed in blank;

(e) the Shared Collateral Agent shall have received from each Newco Subordinated Guarantor a subordinated guarantee substantially in the form of Exhibit F (or such other form as shall be reasonably acceptable to the Agent and the Shared Collateral Agent), which shall (i) to the extent permitted by the terms of any assumed Indebtedness of such Newco Subordinated Guarantor in existence prior to the acquisition of such Newco Subordinated Guarantor (without giving effect to any restriction effected by any amendment thereto entered into in contemplation of such assumption) and any Indebtedness incurred to finance the acquisition of such Newco Subordinated Guarantor, be secured by a pledge of the Equity Interests of such Newco Subordinated Guarantor’s Subsidiaries and any joint venture interest owned by such Newco Subordinated Guarantor (subject to any restrictions in the applicable joint venture agreement applicable to all partners of such joint venture; it being understood and agreed that in the event any such restriction exists, the Administrative Agent and such Newco Subordinated Guarantor shall agree upon alternative structures, if available, to effect the economic equivalent of a pledge of the applicable joint venture interest) and (ii) to the extent required by the terms of any such Indebtedness (without giving effect to any restriction effected by any amendment, waiver, modification or refinancing thereto entered into in contemplation of such assumption) be subordinated to any assumed Indebtedness of such Newco Subordinated Guarantor in existence prior to the acquisition of such Newco Subordinated Guarantor and any Indebtedness incurred to finance the acquisition of such Newco Subordinated Guarantor; provided, that (i) to the extent that any restriction shall exist which shall not permit such Guarantee or which requires the subordination thereof as described above, the Borrower shall deliver, or cause to be delivered, true and complete copies of all relevant agreements received by the Borrower in respect of such Indebtedness, certified by a Financial Officer, to the Agent at least ten Business Days prior to the completion of the acquisition of the applicable Newco Subordinated Guarantor (or, in the case of any such agreement received by the Borrower after such tenth Business Day, promptly following the Borrower’s receipt of such agreement) and (ii) notwithstanding the foregoing, no Newco Subordinated Guarantor shall be required to guarantee the Obligations to the extent such Guarantee is prohibited by the terms of any assumed Indebtedness of such Newco Subordinated Guarantor in existence prior to the acquisition of such Newco Subordinated Guarantor (without giving effect to any restriction effected by any amendment, waiver, modification or refinancing thereto entered into in contemplation of such assumption) or any Indebtedness incurred to finance the acquisition of such Newco Subordinated Guarantor if no alternative financing (on terms not materially less favorable taken as a whole to the applicable borrower or issuer) is available that would permit such Guarantee or is otherwise prohibited under applicable law; provided, further, that (x) the Ultimate Parent shall use its commercially reasonable efforts to amend any such assumed Indebtedness that is otherwise being amended in connection with such acquisition to permit such Guarantee and (y) if any Newco Subordinated Guarantor is unable to Guarantee the Obligations due to circumstances described in the first proviso hereof, then (A) the Ultimate Parent may only effect the acquisition of such Newco Subordinated Guarantor to the extent it provides evidence reasonably satisfactory to the Administrative Agent, and certification by a Financial Officer, that the Ultimate Parent was unable to obtain amendments (after use of commercially reasonable efforts) and/or alternative financing (on terms not materially less favorable taken as a whole to the applicable borrower or issuer) was not available, as the case may be, permitting such Guarantee or such Guarantee was otherwise prohibited by applicable law (and providing a description of such applicable law) and (B) to the extent permitted by applicable law, a holding company shall be formed to hold 100% of the shares of the applicable Newco Subordinated Guarantor, which holding company shall Guarantee the Obligations and pledge the stock of such Newco Subordinated Guarantor to secure such Guarantee (any Guarantee provided by this clause (e), a “Newco Subordinated Guarantee”);

(f) all documents and instruments, including Uniform Commercial Code financing statements, required by law or reasonably requested by the Agent or the Shared Collateral Agent, as applicable, to be filed, registered or recorded to create the Liens intended to be created by the Security Documents and the Shared Collateral Security Documents and perfect such Liens to the extent required by, and with the priority required by, the Collateral Agreements, shall have been filed, registered or recorded or, subject to the Intercreditor Agreement, delivered to the Agent or the Shared Collateral Agent, as applicable, for filing, registration or recording;

(g) (1) the Collateral Agent shall have received with respect to each Mortgaged Property existing on the Closing Date (i) a Mortgage Amendment, together with (i) evidence that counterparts of said Mortgage Amendments have been delivered to the Title Company (defined below), (ii) a datedown endorsement to the existing title policy insuring the Lien of each such Mortgage (or a reissued title insurance policy) (the “Mortgage Endorsements”), issued by Stewart Title Guaranty Company (the “Title Company”), insuring the Lien of such Mortgage (as amended by the applicable Mortgage Amendment) as a valid Lien on the Mortgaged Property described therein, free of any Liens except those permitted under Section 6.02, (iii) the opinions, addressed to the Collateral Agent and the Lenders of (A) outside counsel or in-house counsel, as to the due authorization, execution and delivery of the Mortgage Amendments by the Borrower or any Loan Party, as applicable, and (B) local counsel in each jurisdiction where Mortgaged Property is located regarding the Mortgage Amendments, (iv) with respect to each Mortgaged Amendment, such affidavits, certificates, instruments of indemnification and other items (including a so-called “gap” indemnification) as shall be reasonably required to induce the Title Company to issue the Mortgage Endorsements contemplated above, (v) evidence reasonably acceptable to the Collateral Agent of payment by the Borrower of all Mortgage Endorsement premiums, search and examination charges, mortgage recording taxes, fees, charges, costs and expenses required for the recording of the Mortgage Amendments, fixture filings and issuance of the Mortgage Endorsements referred to above, in each case, in form and substance reasonably satisfactory to the Collateral Agent, and (2) with respect to each Mortgaged Property acquired after the date hereof (i) execute and deliver a first priority Mortgage in favor of the Collateral Agent, for the benefit of the Secured Parties, covering such real property, subject to any Liens permitted by Section 6.02, (ii) if requested by the Collateral Agent, the Collateral Agent shall have received, and the Title Company shall have received, maps or plats of an as-built survey of the sites of such Mortgaged Property prepared by an independent professional licensed land surveyor reasonably satisfactory to the Collateral Agent and the Title Company (and certified by such surveyor to the Collateral Agent and the Title Company), which maps or plats and the surveys on which they are based shall be made in accordance with the Minimum Standard Detail Requirements for Land Title Surveys jointly established and adopted by the American Land Title Association and the American Congress on Surveying and Mapping in 1992, (iii) the Collateral Agent shall have received in respect of such Mortgaged Property a mortgagee’s title insurance policy (or policies) or marked up unconditional binder for such insurance, and each such policy shall (A) be in an amount reasonably satisfactory to the Collateral Agent; (B) be issued at ordinary rates; (C) insure that the Mortgage insured thereby creates a valid first Lien on such Mortgaged Property free and clear of all defects and encumbrances, except as disclosed therein; (D) name the Collateral Agent for the benefit of the Secured Parties as the insured thereunder; (E) be in the form of ALTA Loan Policy—2006 (or equivalent policies); (F) contain such endorsements and affirmative coverage as the Collateral Agent may reasonably request, and the Collateral Agent shall have received evidence satisfactory to it that all premiums in respect of each such policy, all charges for mortgage recording tax, and all related expenses, if any, have been paid; (iv) any consents or estoppels reasonably deemed necessary or advisable by the Collateral Agent in connection with such Mortgage, each of the foregoing in form and substance reasonably satisfactory to the Collateral Agent; (v) if requested by the Collateral Agent, deliver to the Collateral Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Collateral Agent, and (vi) deliver to the Collateral Agent a completed “Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determination with respect to such Mortgaged Property (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the Borrower and each Loan Party relating thereto) and if any such Mortgaged Property is located in a special flood hazard area, evidence of flood insurance in form and amount reasonably satisfactory to the Collateral Agent; and

(h) each Loan Party shall have obtained all consents and approvals required to be obtained by it in connection with the execution and delivery of all Security Documents and Shared Collateral Security Documents (or supplements thereto) to which it is a party, the performance of its obligations thereunder and the granting by it of the Liens thereunder.

“Collateral Trademarks” has the meaning assigned to such term in Section 4.01(e).

“Companies” means collectively, the Borrower, Dex West, RHDI and SuperMedia, and each, individually, a “Company”.

[“Confirmation Order” means that certain order approving the Disclosure Statement and confirming the Reorganization Plan pursuant to Section 1129 of the Bankruptcy Code entered by the Bankruptcy Court on [                ], 2013.]9

“Consolidated Cash Interest Expense” means, for any period, the excess of (a) sum of (i) total cash interest expense (including that attributable to Capital Lease Obligations) of the Borrower and its Subsidiaries for such period with respect to all outstanding Indebtedness of the Borrower and its Subsidiaries (including all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers’ acceptance financing and net costs under Swap Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP) plus (ii) the amount of dividends paid by the Borrower during such period pursuant to Section 6.08(a)(iv) minus (b) total cash interest income of the Borrower and its Subsidiaries for such period.

“Consolidated EBITDA” means, for any period, Consolidated Net Income for such period plus (a) without duplication and to the extent deducted in determining such Consolidated Net Income, the sum of (i) consolidated interest expense for such period, (ii) consolidated income tax expense for such period, (iii) all amounts attributable to depreciation and amortization for such period, (iv) any extraordinary charges or non-cash charges for such period (provided, however, that any cash payment or expenditure made with respect to any such non-cash charge shall be subtracted in computing Consolidated EBITDA during the period in which such cash payment or expenditure is made), (v) non-recurring charges consisting of (A) severance costs associated with a restructuring recorded during the fiscal years ended December 31, 2015 and December 31, 2016, not to exceed $3,500,000 in any such fiscal year, (B) payments of customary investment and commercial banking fees and expenses and (C) cash premiums, penalties or other payments payable in connection with the early

[9]	To be included if applicable

extinguishment or repurchase of Indebtedness, and (vi) Specified Charges for such period, provided that such charges are recorded during the period starting on October 1, 2012 and ending on December 31, 2013 and the aggregate amount of charges added back pursuant to this clause (vi) for all periods shall not exceed $11,700,000 (it being understood that such charges may be added back in any four-fiscal-quarter period which includes the fiscal quarter in which such charges are recorded), and minus (b) without duplication and to the extent included in determining such Consolidated Net Income, (i) consolidated interest income for such period and (ii) any extraordinary gains and non-cash gains (including, without limitation, any gain arising from the retirement of Indebtedness) for such period, all determined on a consolidated basis in accordance with GAAP. For purposes of calculating the Leverage Ratio or the Interest Coverage Ratio as of any date, if the Borrower or any consolidated Subsidiary has made any Permitted Acquisition or sale, transfer, lease or other disposition outside of the ordinary course of business of a Subsidiary or of assets constituting a business unit, in each case as permitted by Section 6.05, during the period of four consecutive fiscal quarters (a “Reference Period”) most recently ended on or prior to such date, Consolidated EBITDA for the such Reference Period shall be calculated after giving pro forma effect thereto, as if such Permitted Acquisition or sale, transfer, lease or other disposition (and any related incurrence, repayment or assumption of Indebtedness with any new Indebtedness being deemed to be amortized over the applicable testing period in accordance with its terms) had occurred on the first day of such Reference Period. The calculation of Consolidated EBITDA shall exclude (i) any non-cash impact attributable to the reduction in deferred revenue or reduction in deferred costs to balance sheet accounts as a result of the fair value exercise undertaken as required by purchase method of accounting for the transactions contemplated by any acquisition, in accordance with GAAP [and (ii) any non-cash impact attributable to the Borrower’s adoption of fresh-start accounting in accordance with GAAP upon effectiveness of the Reorganization Plan]10.

“Consolidated Net Income” means, for any period, the net income or loss, before the effect of the payment of any dividends or other distributions in respect of preferred stock, of the Borrower and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP (adjusted to reflect any charge, tax or expense incurred or accrued by the Parent during such period as though such charge, tax or expense had been incurred by the Borrower, to the extent that the Borrower has made or would be entitled under the Loan Documents to make and intends to make any payment or dividend or other distribution to or for the account of the Parent in respect thereof (but without duplication of any such charge, tax or expense in respect of which Dex West has made or intends to make a payment or dividend or other distribution to or for the account of the Parent) and adjusted to eliminate (i) any non-cash impact attributable to the reduction in deferred revenue or reduction in deferred costs to balance sheet accounts as a result of the fair value exercise undertaken as required by purchase method of accounting for the transactions contemplated by any acquisition, in accordance with GAAP [and (ii) any non-cash impact attributable to the Borrower’s adoption of fresh-start accounting in accordance with GAAP upon effectiveness of the Reorganization Plan]11; provided, that there shall be excluded (a) the income of any Person (other than the Borrower or a Subsidiary Loan Party) in which any other Person (other than the Borrower or any Subsidiary Loan Party or any director holding qualifying shares in compliance with applicable law) owns an Equity Interest, except to the extent of the amount of dividends or other distributions actually paid to the Borrower or any of the Subsidiary Loan Parties during such period, and (b) except as otherwise contemplated by the definition of “Consolidated EBITDA”, the income or loss of any Person accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with the Borrower or any Subsidiary or the date that such Person’s assets are acquired by the Borrower or any Subsidiary.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Debt Issuance” means the incurrence by the Borrower or any Subsidiary of any Indebtedness, other than Indebtedness permitted by Section 6.01(a).

[10]	To be included if applicable
[11]	To be included if applicable

“Default” means any event or condition that constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Defaulting Lender” means any Lender, as reasonably determined by the Administrative Agent, that has (a) notified the Borrower, the Administrative Agent or any other Lender in writing that it does not intend to comply with any of its funding obligations under this Agreement or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement or under agreements in which it commits to extend credit generally, (b) otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Business Days of the date when due, unless the subject of a good faith dispute, or (c) (i) been (or has a parent company that has been) adjudicated as, or determined by any Governmental Authority having regulatory authority over such Person or its assets to be, insolvent or (ii) become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or custodian, appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment or has a parent company that has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment, unless in the case of any Lender referred to in this clause (c) the Borrower and the Administrative Agent shall be satisfied that such Lender intends, and has all approvals required to enable it, to continue to perform its obligations as a Lender hereunder. For the avoidance of doubt, a Lender shall not be deemed to be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in such Lender or its parent by a Governmental Authority.

“Dex” means Qwest Dex, Inc., a Colorado corporation.

“Dex Digital” means Dex One Digital, Inc., a Delaware corporation.

“Dex East Loan Parties” means the Borrower and the Subsidiary Loan Parties.

“Dex East Obligations” has the meaning assigned to such term in the Intercreditor Agreement.

“Dex Media Service” means Dex Media Service LLC, a Delaware limited liability company.

“Dex Merger” has the meaning assigned to such term in the recitals to this Agreement.

“Dex One” means Dex One Corporation, a Delaware corporation.

“Dex Support Agreement” means the Support and Limited Waiver Agreement, dated as of December 5, 2013, among the Ultimate Parent, the Parent, the Borrower, Dex West, RHDI and their respective Subsidiaries party thereto, the Agent, the administrative agent and collateral agent under the Dex West Credit Agreement, the administrative agent under the RHDI Credit Agreement and each of the lenders party thereto.

“Dex Tax Sharing Agreement” means the Amended and Restated Tax Sharing Agreement in the form of Exhibit K hereto, dated the date hereof, among Newdex, Dex One, Parent, the Borrower, the Service Company, RHDC, Dex West, RHDI, R.H. Donnelley Apil, Inc. and Dex Digital.

“Dex West” means Dex Media West Inc., a Delaware corporation.

“Dex West Existing Credit Agreement” means the Credit Agreement, dated as of June 6, 2008, as amended and restated as of January 29, 2010, among the Ultimate Parent, the Parent, Dex West, as borrower, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended, supplemented or otherwise modified prior to the effectiveness of the Dex West Credit Agreement.

“Dex West Credit Agreement” means (a) the Credit Agreement, dated as of June 6, 2008 (as amended and restated as of January 29, 2010, as further amended and restated as of the Closing Date, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among the Ultimate Parent, the Parent, Dex West, the several banks and other financial institutions or entities from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any Indebtedness or other financial accommodation that has been incurred to refinance (whether by the same or different banks) in whole or in part (under one or more agreements) the Indebtedness and other obligations outstanding under the Dex West Credit Agreement referred to in clause (a) above or any other agreement or instrument referred to in this clause (b) (including, without limitation, adding or removing any Person as a borrower, guarantor or other obligor thereunder).

“Dex West Loan Documents” means the “Loan Documents” as defined in the Dex West Credit Agreement.

“Directory Consolidation Project” means the initiative described in Schedule 1.01A.12

[“Disclosed Matters” means the matters, proceedings, transactions and other information disclosed in the [Disclosure Statement][Registration Statement on Form S-4] (other than any risk factor disclosures contained under the heading “Risk Factors”, any disclosures of risks in the “Forward-Looking Statements” disclaimer or any other similar forward-looking statements in the Disclosure Statement).]13

[“Disclosure Statement” means the Disclosure Statement for the Reorganization Plan, the adequacy of which was approved by the Bankruptcy Court pursuant to the Confirmation Order.]14

“Discounted Voluntary Prepayment” has the meaning assigned to such term in Section 2.15(a).

“Discounted Voluntary Prepayment Amount” has the meaning assigned to such term in Section 2.15(b).

“Discounted Voluntary Prepayment Notice” has the meaning assigned to such term in Section 2.15(b).

“Dollars” or “$” refers to lawful money of the United States of America.

“East Acquisition” means the acquisition by the Borrower pursuant to the East Acquisition Agreement of all of the Equity Interests of SGN LLC, a Delaware limited liability company, and the other transactions contemplated by the East Acquisition Agreement and the documents related thereto. Immediately after such acquisition of SGN LLC, the Borrower was merged with and into SGN LLC, which changed its name to “Dex Media East LLC” and on February 1, 2010, Dex Media East LLC merged with and into Dex Media East, Inc., with Dex Media East, Inc. being the surviving entity.

“East Acquisition Agreement” means the Purchase Agreement dated as of August 19, 2002, among Dex, Qwest Services, Qwest and Dex Holdings LLC.

“ECF Period” means the period beginning on January 1, 2013 and ending at the end of the applicable fiscal quarter thereafter.

“ECF Sweep Percentage” means (a) with respect to any fiscal quarter in the fiscal years ending December 31, 2013 and December 31, 2014, 70% and (b) with respect to any fiscal quarter in the fiscal years ending December 31, 2015 and December 31, 2016, 60%.

[12]	Summary from the Term Sheet to be listed on the schedule.
[13]	To be included if applicable
[14]	To be included if applicable

“Election Notice” means a written notice from the Borrower to the Administrative Agent in the form of Exhibit J hereto.

“Environmental Laws” means all applicable federal, state, and local laws (including common law), regulations, rules, ordinances, codes, decrees, judgments, directives, orders (including consent orders), and binding agreements with any Governmental Authority in each case, relating to protection of the environment, natural resources, human health and safety or the presence, Release of, or exposure to, Hazardous Materials, or the generation, manufacture, processing, distribution, use, treatment, storage, transport, recycling or handling of, or the arrangement for such activities with respect to, Hazardous Materials.

“Environmental Liability” means any liability, claim, action, suit, judgment or order under or relating to any Environmental Law for any damages, injunctive relief, losses, fines, penalties, fees, expenses (including reasonable fees and expenses of attorneys and consultants) or costs, whether contingent or otherwise, including those arising from or relating to: (a) compliance or non-compliance with any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release of any Hazardous Materials or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person of whatever nature, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any of the foregoing.

“Equity Issuance” means the issuance by the Ultimate Parent, the Borrower or any Subsidiary of any Equity Interests, or the receipt by the Ultimate Parent, the Borrower or any Subsidiary of any capital contribution, other than (i) any issuance of Equity Interests or receipt of capital contributions to the extent as a result of (x) a non-cash exchange of Restructuring Notes or Additional Notes or (y) the issuance of Equity Interests that are issued on a non-cash basis as consideration for a Permitted Acquisition or other Investment permitted hereunder or (ii) any issuance of Equity Interests to, or receipt of any capital contribution from, the Ultimate Parent, the Parent or any Dex East Loan Party.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with any Loan Party, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414(m) of the Code.

“ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) any failure by any Plan to satisfy the minimum funding standards (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) applicable to such Plan, including, for Plan years ending prior to January 1, 2008, any “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Plan or the failure by any Loan Party or any of its ERISA Affiliates to make any required contribution to a Multiemployer Plan; (d) the incurrence by any Loan Party or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan, including but not limited to the imposition of any Lien in favor of the PBGC or any Plan; (e) a determination that any Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA; (f) the receipt by any Loan Party or any of its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan under Section 4042 of ERISA; (g) the incurrence by any Loan

Party or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (h) the receipt by any Loan Party or any of its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from a Loan Party or any of its ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization or in endangered or critical status, within the meaning of Section 432 of the Code or Section 305 or Title IV of ERISA.

“Escrow Materials” means copies of (i) all software source code and all documentation and training manuals relating thereto and (ii) all other tangible or written embodiments of material technology, websites and databases (but excluding any print directories or other publicly distributed print materials), in each case to the extent (1) owned (or licensed, if such license grants the licensee (x) possession of same and the right to allow the foregoing entities (and any escrow agent, as applicable) to access same and (y) the right to sublicense such right of possession and access without (I) the licensor’s consent, unless consent can be obtained with no additional fees or other consideration (unless the sublicensee fully reimburses the sublicensor for such additional fees or other consideration) or additional obligations upon sublicensor or any loss of rights of sublicensor, (II) loss of any rights of sublicensor, (III) additional obligations upon sublicensor or (IV) any additional fees or consideration (unless the sublicensee fully reimburses the sublicensor for such fees or other consideration required to obtain such right of possession and access) and (2) currently used by SuperMedia, Borrower, Dex West, RHDI, the Service Company or any of such Shared Collateral Loan Parties, as applicable, in their respective businesses.

“Eurodollar”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

“Event of Default” has the meaning assigned to such term in Article VII.

“Excess Cash Flow” means, as of the end of each fiscal quarter ending after the Closing Date, for the period starting on January 1, 2013 and ending on the last day of such fiscal quarter, the result (without duplication) of:

(a) net cash provided by operating activities of the Borrower and its Subsidiaries for such period as reflected in the statement of cash flows on the consolidated financial statements of the Borrower for each applicable quarter during such period , that (i) to the extent the Borrower makes any Discounted Voluntary Prepayments and the gain arising from the retirement of Indebtedness in connection with such Discounted Voluntary Prepayments results in any additional cash taxes, the payment of such additional cash taxes shall not be deducted in the calculation of Excess Cash Flow and (ii) for the avoidance of doubt, income related to the retirement of Indebtedness shall not be included in the calculation of Excess Cash Flow; plus

(b) cash payments received during such period to enter into or settle Swap Agreements to the extent not already recognized in net cash provided by operating activities; plus

(c) to the extent deducted in the determination of net cash provided by operating activities of the Borrower and its Subsidiaries for such period, the Specified Charges for such period; minus

(d) the amount of Capital Expenditures for such period (except to the extent attributable to the incurrence of Capital Lease Obligations or otherwise financed by incurring Long Term Indebtedness and except to the extent made with Net Proceeds in respect of Prepayment Events); minus

(e) the aggregate principal amount of Long Term Indebtedness repaid or prepaid (for the avoidance of doubt, including any Advance Amortization Payment) by the Borrower and its consolidated Subsidiaries during such period to the extent permitted by Section 6.08(b), excluding (i) any prepayment of Loans and (ii) repayments or prepayments of Long Term Indebtedness financed by incurring other Long Term Indebtedness; minus

(f) the aggregate amount of cash dividends or other distributions paid by the Borrower to the Parent during such period pursuant to Section 6.08(a)(iv) (other than in reliance on clause (B) thereof); minus

(g) cash payments made during such period to enter into or settle Swap Agreements to the extent not already included in net cash provided by operating activities.

“Exchange Act” has the meaning assigned to such term in the definition of “Change in Control”.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) any taxes imposed on or measured, in whole or in part, by revenue or net income and franchise taxes imposed in lieu thereof by the United States of America, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located, has a present or former connection (other than in connection with the Loan Documents) or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction described in clause (a) above and (c) in the case of a Foreign Lender (other than an assignee pursuant to a request by the Borrower under Section 2.14(b)), any U.S. withholding tax that (i) is in effect and would apply to amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party to this Agreement (or designates a new lending office), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to any withholding tax pursuant to Section 2.12(a), or (ii) is attributable to such Foreign Lender’s failure (other than as a result of any Change in Law) to comply with Section 2.12(e) and (d) any U.S. Federal withholding taxes imposed under FATCA.

“Existing Credit Agreement” has the meaning assigned to such term in the recitals to this Agreement.

“Existing Loans” means the Loans (as defined in the Existing Credit Agreement) outstanding under the Existing Credit Agreement prior to the Closing Date.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof.

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Financial Officer” means the chief financial officer, principal accounting officer, treasurer or controller of the Borrower or the Ultimate Parent, as applicable.

“First Amendment” means the First Amendment to this Agreement, dated as of March 9, 2012.

“First Amendment Effective Date” means the date on which the conditions precedent set forth in Section 3 of the First Amendment shall have been satisfied, which for the avoidance of doubt is March 9, 2012.

“Foreign Lender” means any Lender that is organized under the laws of a jurisdiction other than that in which the Borrower is located or, with respect to any Borrower that is a “Untied States person” within the meaning of Section 7701(a)(30) of the Code, that is not a “United States person” within the meaning of such Section. For purposes of this definition, the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“Foreign Subsidiary” means (i) a Subsidiary organized under the laws of a jurisdiction located outside the United States of America or (ii) a Subsidiary of any Person described in the foregoing clause (i).

“GAAP” means generally accepted accounting principles in the United States of America.

“Governing Board” means (a) the managing member or members or any controlling committee of members of any Person, if such Person is a limited liability company, (b) the board of directors of any Person, if such Person is a corporation or (c) any similar governing body of any Person.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or other obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

“Guarantee and Collateral Agreement” means the Guarantee and Collateral Agreement, dated as of the Original Restatement Date, among each Dex East Loan Party and the Agent.

“Guarantors” means the Ultimate Parent, Dex Digital, RHDC, the Service Company, the Parent, the Subsidiary Loan Parties, each Newco Senior Guarantor and each Newco Subordinated Guarantor.

“Hazardous Materials” means (a) any petroleum products or byproducts and all other hydrocarbons, coal ash, radon gas, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, chlorofluorocarbons and all other ozone-depleting substances; or (b) any chemical, material, substance or waste that is prohibited, limited or regulated by or pursuant to any applicable Environmental Law.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all Guarantees by such Person of Indebtedness of others, (g) all Capital Lease Obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty and (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indemnified Taxes” means Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and Other Taxes.

“Indemnitee” has the meaning assigned to such term in Section 9.03(b).

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of national standing or any third party appraiser or recognized expert with experience in appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required; provided, that such firm or appraiser is not an Affiliate of the Borrower.

“Information” has the meaning assigned to such term in Section 9.12.

“Intellectual Property” means the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses, technology, know-how and processes, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.

“Intercreditor Agreement” means the Amended and Restated Intercreditor and Collateral Agency Agreement, substantially in the form of Exhibit D, entered into among the Agent on behalf of the Secured Parties, the Shared Collateral Agent on behalf of the Shared Collateral Secured Parties, the administrative agent and collateral agent under the Dex West Credit Agreement, the administrative agent and collateral agent under the RHDI Credit Agreement and the administrative agent and collateral agent under the SuperMedia Credit Agreement.

“Interest Coverage Ratio” means, with respect to the Borrower and for any period of four consecutive fiscal quarters ending on any date of determination, the ratio of (a) Consolidated EBITDA for such period to (b) Consolidated Cash Interest Expense for such period.

“Interest Election Request” means a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.03.

“Interest Payment Date” means (a) with respect to any ABR Loan, the last day of each March, June, September and December and (b) with respect to any Eurodollar Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurodollar Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period.

“Interest Period” means, with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter, as the Borrower may elect; provided, that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day and (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Investment” means purchasing, holding or acquiring (including pursuant to any merger with any Person that was not a wholly owned Subsidiary prior to such merger) any Equity Interest, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, or making or permitting to exist any loans or advances (other than commercially reasonable extensions of trade credit) to, guaranteeing any obligations of, or making or permitting to exist any investment in, any other Person, or purchasing or otherwise acquiring (in one transaction or a series of transactions) any assets of any Person constituting a business unit. The amount, as of any date of determination, of any Investment shall be the original cost of such Investment (including any Indebtedness of a Person existing at the time such Person becomes a Subsidiary in connection with any Investment and any Indebtedness assumed in connection with any acquisition of assets), plus the cost of all additions, as of such date, thereto and minus the amount, as of such date, of any portion of such Investment repaid to the investor in cash or property as a repayment of principal or a return of capital (including pursuant to any sale or disposition of such Investment), as the case may be, but without any other adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment. In determining the amount of any Investment or repayment involving a transfer of any property other than cash, such property shall be valued at its fair market value at the time of such transfer.

“Lenders” has the meaning assigned to such term in the preamble to this Agreement.

“Leverage Ratio” means, on any date, the ratio of (a) Total Indebtedness as of such date to (b) Consolidated EBITDA for the period of four consecutive fiscal quarters of the Borrower ended on such date.

“LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, the greater of (a) the rate per annum determined on the basis of the rate for deposits in dollars for a period equal to such Interest Period commencing on the first day of such Interest Period appearing on Reuters Screen LIBOR 01 Page as of 11:00 A.M., London time, two Business Days prior to the beginning of such Interest Period (or in the event that such rate does not appear on Reuters Screen LIBOR 01 Page (or otherwise on such screen), the “LIBO Rate” shall be determined by reference to such other comparable publicly available service for displaying eurodollar rates as may be selected by the Administrative Agent or, in the absence of such availability, by reference to the rate at which the Administrative Agent is offered Dollar deposits at or about 10:00 A.M., New York City time, two Business Days prior to the beginning of such Interest Period in the interbank eurodollar market where its eurodollar and foreign currency and exchange operations are then being conducted for delivery on the first day of such Interest Period for the number of days comprised therein and (b) 3.00%.

“License Agreement” means an agreement, substantially in the form of Exhibit J hereto, pursuant to which each License Subsidiary shall grant a license to use trademarks to the Ultimate Parent and each Subsidiary of the Ultimate Parent.

“License Subsidiary” has the meaning assigned to such term in Section 4.01(e).

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Loan Documents” means this Agreement, the Intercreditor Agreement, the Subordinated Guarantee Agreement, the Security Documents and the Shared Collateral Security Documents.

“Loan Parties” means the Borrower and the Guarantors.

“Loan” has the meaning assigned to such term in Section 2.01(a).

“Long Term Indebtedness” means any Indebtedness that, in accordance with GAAP, constitutes (or, when incurred, constituted) a long-term liability. For purposes of determining the Long Term Indebtedness of the Borrower and the Subsidiaries, Indebtedness of the Borrower or any Subsidiary owed to the Borrower or a Subsidiary shall be excluded.

“Margin Stock” shall have the meaning assigned to such term in Regulation U of the Board.

“Master IP License Agreement” means an agreement substantially in the form of Exhibit I hereto.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, property, material agreements, liabilities, financial condition or results of operations of the Borrower and the Subsidiaries, taken as a whole, or (b) the validity or enforceability of this Agreement or any of the other Loan Documents or the rights and remedies of the Agent or the Lenders under any of the Loan Documents.

“Material Indebtedness” means Indebtedness (other than the Loans and the Subordinated Guarantee but including, for the avoidance of doubt, Guarantees (other than the Subordinated Guarantee)), or obligations in respect of one or more Swap Agreements, of any one or more of the Ultimate Parent and its Subsidiaries (other than RHDI, Dex West, SuperMedia and their respective Subsidiaries, but including, for the avoidance of doubt and without limitation, Dex Digital, RHDC, the Service Company, Dex Media Service, any Newcos, the Parent, the Borrower and its Subsidiaries), in an aggregate principal amount exceeding $25,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Ultimate Parent or any of its Subsidiaries in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Ultimate Parent or such Subsidiary would be required to pay if such Swap Agreement were terminated at such time.

“Material Subsidiary” means any Subsidiary which meets any of the following conditions: (a) the Borrower’s and the other Subsidiaries’ investments in and advances to such Subsidiary exceed 5% of the consolidated total assets of the Borrower and the Subsidiaries as of the end of the most recently completed fiscal quarter, (b) the consolidated assets of such Subsidiary exceed 5% of the consolidated total assets of the Borrower and the Subsidiaries as of the end of the most recently completed fiscal quarter or (c) the consolidated pre-tax income from continuing operations of such Subsidiary for the most recently ended period of four consecutive fiscal quarters exceeds 5% of the consolidated pre-tax income from continuing operations of the Borrower and the Subsidiaries for such period.

“Material Ultimate Parent Subsidiary” means (i) any License Subsidiary and (ii) any Subsidiary of the Ultimate Parent (other than RHDI, Dex West, SuperMedia and their respective Subsidiaries) which meets any of the following conditions: (a) the Ultimate Parent’s and its other Subsidiaries’ aggregate investments in and advances to such Subsidiary exceed $10,000,000 as of the end of the most recently completed fiscal quarter, (b) the consolidated assets of such Subsidiary exceed $10,000,000 as of the end of the most recently completed fiscal quarter or (c) the consolidated pre-tax income from continuing operations of such Subsidiary for the most recently ended period of four consecutive fiscal quarters exceeds $5,000,000.

“Maturity Date” means December 31, 2016, or, if such day is not a Business Day, the next preceding Business Day.

“Maximum Rate” has the meaning assigned to such term in Section 9.13.

“Merger Agreement” has the meaning assigned to such term in the recitals to this Agreement.

“Merger Sub” has the meaning assigned to such term in the recitals to this Agreement.

“Mergers” has the meaning assigned to such term in the recitals to this Agreement.

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgage” means any mortgage, deed of trust, assignment of leases and rents, leasehold mortgage or other security document granting a Lien on any real property and improvements thereto to secure the Obligations delivered after the Closing Date pursuant to Section 5.12. Each Mortgage shall be satisfactory in form and substance to the Collateral Agent.

“Mortgage Amendment” has the meaning assigned to such term in Section 4.01(a).

“Mortgage Endorsement” has the meaning assigned to such term in clause (g) of the definition of “Collateral and Guarantee Requirement”.

“Mortgaged Property” means each parcel of real property and improvements thereto listed on Schedule 1.01B and each other parcel of real property and improvements thereto owned by a Dex East Loan Party with respect to which a Mortgage is granted pursuant to Section 5.12.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Net Proceeds” means, with respect to any event (a) the cash proceeds received in respect of such event including (i) any cash received in respect of any non-cash proceeds, including cash received in respect of any debt instrument or equity security received as non-cash proceeds, but only as and when received, (ii) in the case of a casualty, insurance proceeds, and (iii) in the case of a condemnation or similar event, condemnation awards and similar payments, net of (b) the sum of (i) all reasonable fees and out-of-pocket expenses (including underwriting discounts and commissions and collection expenses) paid or payable by the Loan Parties or any Subsidiary thereof to third parties (including Affiliates, if permitted by Section 6.09) in connection with such event, (ii) in the case of a sale, transfer or other disposition of an asset (including pursuant to a sale and leaseback transaction or a casualty or a condemnation or similar proceeding), the amount of all payments required to be made by the Loan Parties or any Subsidiary thereof as a result of such event to repay Indebtedness (other than Loans) secured by such asset or otherwise subject to mandatory prepayment as a result of such event, including, for the avoidance of doubt, in the case of an Ultimate Parent Asset Disposition, payments required to be made by the Loan Parties or any Subsidiary thereof pursuant to the Subordinated Guarantee Agreement (it being understood that this clause shall not apply to customary asset sale provisions in offerings of debt securities) and (iii) the amount of all taxes paid (or reasonably estimated to be payable) by the Loan Parties or any Subsidiary thereof (provided that such amounts withheld or estimated for the payment of taxes shall, to the extent not utilized for the payment of taxes, be deemed to be Net Proceeds received when such nonutilization is determined), and the amount of any reserves established by the Loan Parties or any Subsidiary thereof to fund contingent liabilities reasonably estimated to be payable, in each case that are directly attributable to such event (provided that such reserves and escrowed amounts shall be disclosed to the Administrative Agent promptly upon being taken or made and any reversal of any such reserves will be deemed to be Net Proceeds received at the time and in the amount of such reversal), in each case as determined reasonably and in good faith by the chief financial officer of the Borrower; provided that for the purposes of calculating the Net Proceeds of an Ultimate Parent Asset Disposition, payments made (or reasonably estimated to be payable) under the Tax Sharing Agreements shall be deducted in the same manner as taxes paid (or reasonably estimated to be payable) under clause (b)(iii) above.

“Newco” means any Subsidiary (direct or indirect) of the Ultimate Parent (other than SuperMedia and its Subsidiaries) acquired or formed by the Ultimate Parent after the Closing Date other than a Subsidiary of the Borrower, Dex West, RHDI or SuperMedia.

“Newco Senior Guarantor” means any Newco the acquisition or formation of which is accomplished, directly or indirectly, using cash or other credit support (including debt service) provided by the Borrower, any Subsidiary or any other Newco Senior Guarantor or in which any Investment is made by the Borrower, any Subsidiary or any other Newco Senior Guarantor.

“Newco Subordinated Guarantee” has the meaning assigned to such term in clause (e) of the definition of “Collateral and Guarantee Requirement”.

“Newco Subordinated Guarantor” means any Newco other than a Newco Senior Guarantor.

“Newdex” has the meaning assigned to such term in the recitals to this Agreement.

“Obligations” has the meaning assigned to such term in the Guarantee and Collateral Agreement.

“Optional Repurchase” means, with respect to any outstanding Indebtedness, any optional or voluntary repurchase, redemption or prepayment made in cash of such Indebtedness, the related payment in cash of accrued interest to the date of such repurchase, redemption or prepayment on the principal amount of such Indebtedness repurchased, redeemed or prepaid, the payment in cash of associated premiums (whether voluntary or mandatory) on such principal amount and the cash payment of other fees and expenses incurred in connection with such repurchase, redemption or prepayment.

“Original Restatement Date” has the meaning assigned to such term in the recitals to this Agreement.

“Other Taxes” means any and all present or future recording, stamp, documentary, excise, transfer, sales, property or similar Taxes, charges or levies arising from any payment made under any Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, any Loan Document.

“Parent” means Dex Media, Inc., a Delaware corporation.

“Participant” has the meaning assigned to such term in Section 9.04(c)(i).

“Participant Register” has the meaning assigned to such term in Section 9.04(c)(iii).

“Payment Percentage” has the meaning assigned to such term in Section 2.15(b).

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Permitted Acquisitions” means any acquisition (by merger, consolidation or otherwise) by the Borrower or a Subsidiary Loan Party of all or substantially all the assets of, or all the Equity Interests in, a Person or division or line of business of a Person, if (a) both before and immediately after giving effect thereto, no Default or Event of Default has occurred and is continuing or would result therefrom, (b) such acquired Person is organized under the laws of the United States of America or any State thereof or the District of Columbia and substantially all the business of such acquired Person or business consists of one or more Permitted Businesses and not less than 80% of the consolidated gross operating revenues of such acquired Person or business for the most recently ended period of twelve months is derived from domestic operations in the United States of America, (c) each Subsidiary resulting from such acquisition (and which survives such acquisition) other than any Foreign Subsidiary, shall be a Subsidiary Loan Party and at least 80% of the Equity Interests of each such Subsidiary shall be owned directly by the Borrower and/or Subsidiary Loan Parties and shall have been (or within ten Business Days (or such longer period as may be acceptable to the Agent) after such acquisition shall be) pledged pursuant to the Guarantee and Collateral Agreement (subject to the limitations of the pledge of Equity Interests of Foreign Subsidiaries set forth in the definition of “Collateral and Guarantee Requirement”), (d) the Collateral and Guarantee Requirement shall have been (or within ten Business Days (or such longer period as may be acceptable to the Agent) after such acquisition shall be) satisfied with respect to each such Subsidiary, (e) the Borrower and the Subsidiaries are in Pro Forma Compliance after giving effect to such acquisition and (f) the Borrower has delivered to the Agent an officer’s certificate to the effect set forth in clauses (a), (b), (c), (d) and (e) above, together with all relevant financial information for the Person or assets acquired and reasonably detailed calculations demonstrating satisfaction of the requirement set forth in clause (e) above.

“Permitted Business” means the telephone and internet directory services businesses and businesses reasonably related, incidental or ancillary thereto.

“Permitted Encumbrances” means:

(a) Liens imposed by law for taxes that are not yet due or are being contested in compliance with Section 5.05;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, landlord’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in compliance with Section 5.05;

(c) pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations;

(d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e) judgment Liens in respect of judgments or attachments that do not constitute a Default or an Event of Default under clause (k) of Article VII; provided that any such Lien is released within 30 days following the creation thereof;

(f) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that are not substantial in amount and do not, or could not reasonably be expected to, materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Borrower or any Subsidiary or, for purposes of (i) Section 6.16, the Parent, (ii) Section 6.17, the Ultimate Parent or (iii) Section 6.18, the Service Company;

(g) Liens arising solely by virtue of any statutory or common law provisions relating to bankers’ Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depositary institution;

(h) any interest or title of a lessor under any lease entered into by the Borrower or any Subsidiary of the Borrower or, for purposes of (i) Section 6.16, the Parent, (ii) Section 6.17, the Ultimate Parent or (iii) Section 6.18, the Service Company, in the ordinary course of its business and covering only the assets so leased;

(i) the licensing or sublicensing (other than exclusive licenses or sublicenses) of Intellectual Property in the ordinary course of business in a manner that does not, or could not reasonably be expected to, materially interfere with the business of the Borrower and its Subsidiaries; and

(j) any provision for the retention of title to any property by the vendor or transferor of such property, which property is acquired by the Borrower or a Subsidiary of the Borrower or, for purposes of (i) Section 6.16, the Parent, (ii) Section 6.17, the Ultimate Parent or (iii) Section 6.18, the Service Company, in a transaction entered into in the ordinary course of business of the Borrower or such Subsidiary of the Borrower, or, for purposes of (A) Section 6.16, the Parent, (B) Section 6.17, the Ultimate Parent or (C) Section 6.18, the Service Company, and for which kind of transaction it is normal market practice for such retention of title provision to be included;

provided, that the term “Permitted Encumbrances” shall not include any Lien securing Indebtedness.

“Permitted Investments” means:

(a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing or allowing for liquidation at the original par value at the option of the holder within one year from the date of acquisition thereof;

(b) investments in commercial paper (other than commercial paper issued by the Ultimate Parent, the Parent, the Borrower or any of their Affiliates) maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;

(c) investments in certificates of deposit, banker’s acceptances, time deposits or overnight bank deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof which has a combined capital and surplus and undivided profits of not less than $500,000,000, and having a debt rating of “A-1” or better from S&P or “P-1” or better from Moody’s;

(d) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above; and

(e) money market funds that (i) comply with the criteria set forth in Securities and Exchange Commission Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $5,000,000,000.

“Permitted Subordinated Indebtedness” means (a) the Subordinated Guarantee and (b) Indebtedness of the Borrower which (i) does not mature, and is not subject to mandatory repurchase, redemption or amortization (other than pursuant to customary asset sale or change in control provisions requiring redemption or repurchase only if and to the extent then permitted by this Agreement), in each case, prior to the date that is six months after the Maturity Date, (ii) is not secured by any assets of the Borrower or any Subsidiary, (iii) is not exchangeable or convertible into Indebtedness of the Borrower or any Subsidiary or any preferred stock or other Equity Interest (other than common equity of the Ultimate Parent, provided that any such exchange or conversion, if effected, would not result in a Change in Control or Default) and (iv) is, together with any Guarantee thereof by any Subsidiary, subordinated to the Obligations pursuant to a written instrument delivered to the Administrative Agent and having subordination terms that are no less favorable to the Lenders than the subordination terms set forth in the Restructuring Notes Indenture and that are otherwise reasonably satisfactory to the Administrative Agent.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

[“Petition Date” has the meaning assigned to such term in the recitals to this Agreement.]15

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which any Loan Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4062 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Prepayment Event” means any (a) Asset Disposition, (b) Equity Issuance or (c) Debt Issuance.

“Prime Rate” means the rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

[15]	To be included if applicable

“Pro Forma Compliance” means, with respect to any event, that the Borrower is in pro forma compliance with Section 6.14 recomputed as if the event with respect to which Pro Forma Compliance is being tested had occurred on the first day of the four fiscal quarter period most recently ended on or prior to such date for which financial statements have been delivered pursuant to Section 5.01.

“Qualifying Loans” has the meaning assigned to such term in Section 2.15(c).

“Qwest” means Qwest Communications International Inc., a Delaware corporation.

“Qwest Corp.” means Qwest Corporation, a Colorado corporation.

“Qwest Services” means Qwest Services Corporation, a Colorado corporation.

“Range” has the meaning assigned to such term in Section 2.15(b).

“Refinanced Debt” has the meaning assigned to such term in the definition of “Refinancing Indebtedness”.

“Refinancing Indebtedness” means Indebtedness issued or incurred (including by means of the extension or renewal of existing Indebtedness) to extend, renew or refinance existing Indebtedness (“Refinanced Debt”); provided, that (a) such extending, renewing or refinancing Indebtedness is in an original aggregate principal amount not greater than the aggregate principal amount of, and unpaid interest on, the Refinanced Debt plus the amount of any premiums paid thereon and fees and expenses associated therewith, (b) such Indebtedness has a later maturity and a longer weighted average life than the Refinanced Debt, (c) such Indebtedness bears a market interest rate (as reasonably determined in good faith by the board of directors of the Borrower) as of the time of its issuance or incurrence, (d) if the Refinanced Debt or any Guarantees thereof are subordinated to the Obligations, such Indebtedness and Guarantees thereof are subordinated to the Obligations on terms no less favorable to the holders of the Obligations than the subordination terms of such Refinanced Debt or Guarantees thereof (and no Loan Party that has not guaranteed such Refinanced Debt guarantees such Indebtedness), (e) such Indebtedness contains covenants and events of default and is benefited by Guarantees (if any) which, taken as a whole, are reasonably determined in good faith by the board of directors of the Borrower not to be materially less favorable to the Lenders than the covenants and events of default of or Guarantees (if any) in respect of such Refinanced Debt, (f) if such Refinanced Debt or any Guarantees thereof are secured, such Indebtedness and any Guarantees thereof are either unsecured or secured only by such assets as secured the Refinanced Debt and Guarantees thereof, (g) if such Refinanced Debt and any Guarantees thereof are unsecured, such Indebtedness and Guarantees thereof are also unsecured, (h) such Indebtedness is issued only by the issuer of such Refinanced Indebtedness and (i) the proceeds of such Indebtedness are applied promptly (and in any event within 45 days) after receipt thereof to the repayment of such Refinanced Debt.

“Register” has the meaning assigned to such term in Section 9.04.

“Registration Statement on Form S-4” means the Registration Statement on Form S-4 filed by the Ultimate Parent with the Securities and Exchange Commission on [            ].

“Reinvestment” has the meaning assigned to such term in Section 2.06(b).

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the directors, officers, employees, agents, trustees, Controlling Persons and advisors of such Person and of each of such Person’s Affiliates.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within or upon any building, structure, facility or fixture.

[“Reorganization Plan” means the Debtors’ Joint Prepackaged Chapter 11 Plan for the Ultimate Parent and its Subsidiaries, including any exhibits, supplements, appendices and schedules thereto, dated [            ], 2013, as amended, supplemented or otherwise modified from time to time in accordance with the Dex Support Agreement and as confirmed by the Bankruptcy Court pursuant to the Confirmation Order.]16

“Required Lenders” means, at any time, Lenders having Loans representing more than 50% of the sum of the total outstanding Loans at such time.

“Required Percentage” means (a) in the case of an Ultimate Parent Asset Disposition, an Asset Disposition, a Debt Issuance or an Equity Issuance by the Borrower or any Subsidiary, 100%, provided that, in the case of an Ultimate Parent Asset Disposition, to the extent that no amount is deducted in the calculation of the Net Proceeds of such Ultimate Parent Asset Disposition because no amount is paid to and distributed by the Subordinated Guarantee Agent pursuant to the Subordinated Guarantee Agreement, “Required Percentage” shall mean the percentage that the Dex East Credit Parties (as defined in the Subordinated Guarantee Agreement) would have received pursuant to the Subordinated Guarantee Agreement if the Net Proceeds had been paid to and distributed by the Subordinated Guarantee Agent pursuant to the Subordinated Guarantee Agreement, and (b) in the case of an Equity Issuance by the Ultimate Parent, 50%.

“Restricted Payment” means, with respect to any Person, any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in such Person, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation, termination or amendment of any Equity Interests in such Person or of any option, warrant or other right to acquire any such Equity Interests in such Person.

“Restructuring Notes” means the 12%/14% Senior Subordinated Notes due 2017 of the Ultimate Parent issued pursuant to the Restructuring Notes Indenture in an aggregate principal of $300,000,000 on the Original Restatement Date.

“Restructuring Notes Indenture” means the Indenture, dated the date hereof, between the Ultimate Parent and The Bank of New York Mellon, as trustee.

“RHDC” means R.H. Donnelley Corporation, a Delaware corporation.

“RHDI” means R.H. Donnelley Inc., a Delaware corporation.

“RHDI Credit Agreement” means (a) the Fourth Amended and Restated Credit Agreement, dated as of the Closing Date (as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among the Ultimate Parent, RHDI, the several banks and other financial institutions or entities from time to time party thereto and Deutsche Bank Trust Company Americas, as administrative agent, and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any Indebtedness or other financial accommodation that has been incurred to refinance (whether by the same or different banks) in whole or in part (under one or more agreements) the Indebtedness and other obligations outstanding under the RHDI Credit Agreement referred to in clause (a) above or any other agreement or instrument referred to in this clause (b) (including, without limitation, adding or removing any Person as a borrower, guarantor or other obligor thereunder).

“RHDI Existing Credit Agreement” means the Third Amended and Restated Credit Agreement, dated as of January 29, 2010, among the Ultimate Parent, RHDI, as borrower, the several lenders from time to time party thereto and Deutsche Bank Trust Company Americas, as administrative agent, as amended, supplemented or otherwise modified prior to the effectiveness of the RHDI Credit Agreement.

“RHDI Loan Documents” means the “Loan Documents” as defined in the RHDI Credit Agreement.

[16]	To be included if applicable

“S&P” means Standard & Poor’s Financial Services LLC.

“Secured Parties” has the meaning assigned to such term in the Guarantee and Collateral Agreement.

“Security Documents” means the Guarantee and Collateral Agreement, the Mortgages and each other security agreement or other instrument or document executed and delivered by any Dex East Loan Party pursuant to Section 5.11 or 5.12 or pursuant to the Guarantee and Collateral Agreement to secure any of the Obligations.

“Service Company” means Dex One Service, Inc., a Delaware corporation.

“Shared Assets” means any asset (including intellectual property rights) owned by the Service Company or any License Subsidiary.

“Shared Collateral Agent” means JPMorgan Chase Bank, N.A., in its capacity as collateral agent for the Shared Collateral Secured Parties, pursuant to the terms of the Intercreditor Agreement.

“Shared Collateral Loan Parties” means the Ultimate Parent, the Parent, Dex Digital, RHDC, the Service Company, and each Newco that is a party to the Shared Collateral Security Documents.

“Shared Collateral Secured Parties” has the meaning as set forth in the Intercreditor Agreement.

“Shared Collateral Security Documents” means the Shared Guarantee and Collateral Agreement, the Newco Subordinated Guarantees, any mortgage and each other security agreement or other instruments or documents executed and delivered by any Shared Collateral Loan Party pursuant to Section 5.12 or pursuant to the Shared Guarantee and Collateral Agreement to secure any of the Dex East Obligations.

“Shared Guarantee and Collateral Agreement” means the Amended and Restated Guarantee and Collateral Agreement among each Shared Collateral Loan Party (other than the Newco Subordinated Guarantors) and the Shared Collateral Agent, substantially in the form of Exhibit C.

“Shared Services” means the centralized, shared or pooled services, undertakings and arrangements which are provided by the Service Company or any of its Subsidiaries to or for the benefit of the Ultimate Parent and its Subsidiaries pursuant to the Shared Services Agreement, including, without limitation, the acquisition and ownership of assets by the Service Company or any of its Subsidiaries used in the provision of the foregoing and centralized payroll, benefits and account payable operations.

“Shared Services Agreement” means the Amended and Restated Shared Services Agreement, dated as of the date hereof, among the Ultimate Parent, the Service Company, the Borrower and the other Subsidiaries of the Ultimate Parent party thereto, in substantially the form attached as Exhibit E hereto.

“Shared Services Transactions” means, collectively, (a) the engagement of the Service Company for the provision of Shared Services pursuant to the Shared Services Agreement, (b) sales, transfers and other dispositions of assets to the Service Company or any of its Subsidiaries pursuant to the Shared Services Agreement for use in the provision of Shared Services, (c) the transfer of employees of the Loan Parties to the Service Company or any of its Subsidiaries for the provision of Shared Services pursuant to the Shared Services Agreement and (d) payments, distributions and other settlement of payment obligations by the recipient of Shared Services to, or for ultimate payment to, the provider of such Shared Services pursuant to the Shared Services Agreement in respect of the provision of such Shared Services (including, without limitation, the prefunding in accordance with the Shared Services Agreement of certain such payment obligations in connection with the establishment of the payment and settlement arrangements under the Shared Services Agreement); provided, that all such payments, distributions and settlements shall reflect a fair and reasonable allocation of the costs of such Shared Services in accordance with the terms of the Shared Services Agreement (it being understood and agreed that payments in respect of tax liabilities or tax attributes pursuant to the

Tax Sharing Agreements shall not constitute Shared Services Transactions; provided, further, that the foregoing shall not restrict the ability of the Borrower to make Restricted Payments (i) pursuant to Section 6.08(a)(iii) to the Service Company in respect of tax liabilities incurred by the Service Company in connection with the performance of its obligations under the Shared Services Agreement).

“Specified Charges” means (a) out-of-pocket costs, fees and expenses for attorneys, auditors, accountants, consultants, and advisors retained by the Borrower incurred in connection with the Mergers, this Agreement (including, for the avoidance of doubt, costs, fees, and expenses incurred in connection with satisfying the conditions precedent in Sections 4.01(e) and 4.01(f)), and the transactions contemplated by the Dex Support Agreement[, including, incurred in connection with the events leading up to, and throughout, the ongoing administration of the Chapter 11 Cases]17 and (b) out-of-pocket costs, fees and expenses for attorneys, auditors, accountants, consultants, and advisors retained by the Administrative Agent and the steering committee Lenders and reimbursed by the Borrower (without, including without limitation, the fees and expenses of the Administrative Agent and the steering committee Lenders) incurred in connection with this Agreement (including, for the avoidance of doubt, costs, fees, and expenses incurred in connection with satisfying the conditions precedent in Sections 4.01(e) and 4.01(f)), and the transactions contemplated by the Dex Support Agreement[, including, incurred in connection with the events leading up to, and throughout, the ongoing administration of the Chapter 11 Cases]18.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent is subject with respect to eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subordinated Guarantee” means the Guarantee made by the Borrower pursuant to the Subordinated Guarantee Agreement.

“Subordinated Guarantee Agent” has the meaning assigned to such term in the Subordinated Guarantee Agreement.

“Subordinated Guarantee Agreement” means the Subordinated Guarantee Agreement, dated the date hereof, attached hereto as Exhibit G, among the Borrower, Dex West, RHDI and SuperMedia.

“Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, Controlled or held by the parent or one or more Subsidiaries of the parent or by the parent and one or more Subsidiaries of the parent. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower.

“Subsidiary Loan Party” means any Subsidiary of the Borrower that is not a Foreign Subsidiary.

“SuperMedia” has the meaning assigned to such term in the recitals of this Agreement.

[17]	To be included if applicable
[18]	To be included if applicable

“SuperMedia Credit Agreement” means (a) the Amended and Restated Loan Agreement, dated as of December 31, 2009, as amended and restated as of the date hereof (as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among SuperMedia, the several banks and other financial institutions or entities from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any Indebtedness or other financial accommodation that has been incurred to refinance (whether by the same or different banks) in whole or in part (under one or more agreements) the Indebtedness and other obligations outstanding under the SuperMedia Credit Agreement referred to in clause (a) above or any other agreement or instrument referred to in this clause (b) (including, without limitation, adding or removing any Person as a borrower, guarantor or other obligor thereunder).

“SuperMedia Existing Credit Agreement” means the Amended and Restated Loan Agreement, dated as of December 31, 2009, (as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among SuperMedia, the several banks and other financial institutions or entities from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, as amended, supplemented or otherwise modified prior to the effectiveness of the SuperMedia Credit Agreement.

“SuperMedia Loan Documents” means the “Loan Documents” as defined in the SuperMedia Credit Agreement.

“SuperMedia Merger” has the meaning assigned to such term in the recitals of this Agreement.

“SuperMedia Tax Sharing Agreement” means the Tax Sharing Agreement in the form of Exhibit N hereto, dated the date hereof, among SuperMedia, SuperMedia Sales Inc., SuperMedia Services Inc., Newdex, Dex One and the Service Company.

“Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or the Subsidiaries shall be a Swap Agreement.

“Syndication Agent” means Deutsche Bank Trust Company Americas, in its capacity as syndication agent.

“Tax Payments” means payments for (i) the net amounts payable by the Borrower pursuant to the Tax Sharing Agreements for the current tax period and (ii) to the extent not duplicative with (i), taxes which are not determined by reference to income, but which are imposed on a direct or indirect owner of the Borrower as a result of such owner’s ownership of the equity of the Borrower.

“Tax Sharing Agreements” means, collectively, the Dex Tax Sharing Agreement and the SuperMedia Tax Sharing Agreement (each, individually, a “Tax Sharing Agreement”).

“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, charges, fees, assessments or withholdings (including backup withholding) imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Title Company” has the meaning assigned to such term in clause (g) of the definition of “Collateral and Guarantee Requirement”.

“Total Indebtedness” means, as of any date, an amount equal to (a) the aggregate principal amount of Indebtedness of the Borrower and the Subsidiaries outstanding as of such date, other than the Subordinated Guarantee, determined on a consolidated basis in accordance with GAAP minus, solely for purposes of Section 6.14, (b) the lesser of (i) the aggregate unencumbered cash and Permitted Investments (provided that any such cash and Permitted Investments to the extent subject to a Lien created under the Loan Documents or otherwise subject to a Permitted Encumbrance shall be deemed to be unencumbered for purposes of this definition) maintained by the Borrower and the Subsidiaries as of such date and (ii) $25,000,000; provided, that the amount of such Indebtedness shall be (A) without regard to the effects of purchase method of accounting requiring that the amount of such Indebtedness be valued at its fair market value instead of its outstanding principal amount and (B) determined exclusive of (x) any reimbursement obligations and intercompany non-cash obligations constituting intercompany Indebtedness or Attributable Debt owing to the Service Company incurred pursuant to the Shared Services Transactions and (y) any letters of credit to the extent cash collateralized in reliance on Section 6.02(a)(vi).

“Transactions” means (a) the execution, delivery and performance by each Loan Party of the Loan Documents to which it is to be a party, (b) [the effectiveness and consummation of the Reorganization Plan pursuant to the Confirmation Order (including, without limitation, the consummation of the Mergers) and]19 and (c) the payment of fees and expenses in connection with [clause (b) hereof and]20 the Amendments and the Loan Documents.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBO Rate or the Alternate Base Rate.

“Ultimate Parent” means (i) prior to the Mergers, Dex One, and (ii) after the Mergers, Newdex.

“Ultimate Parent Annual Cash Interest Amount” means, for any fiscal year (or full fiscal year equivalent), an amount equal to 27% of $36,000,000.

“Ultimate Parent Asset Disposition” means any sale, transfer or other disposition (including pursuant to a public offering or spin-off transaction) by the Ultimate Parent or any Subsidiary thereof of all or a portion of the Equity Interests of the Borrower, Dex West, RHDI, SuperMedia, Dex Digital, RHDC or any Newco (or substantially all of the assets constituting a business unit, division or line of business thereof).

“Ultimate Parent PIK Election” means the election by the Ultimate Parent to make paid-in-kind interest payments on the Restructuring Notes as permitted by the Restructuring Notes Indenture.

“U.S. Person” means “United States person” within the meaning of Section 7701(a)(30) of the Code.

“U.S. Tax Compliance Certificate” has the meaning assigned to such term in Section 2.12(e)(ii)(B)(3).

“West Territories” means Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Title IV of ERISA.

Section 1.02    Classification of Loans and Borrowings.    For purposes of this Agreement, Loans may be classified and referred to by Type (e.g., a “Eurodollar Loan”). Borrowings also may be classified and referred to by Type (e.g., a “Eurodollar Borrowing”).

Section 1.03    Terms Generally.    The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be

[19]	To be included if applicable
[20]	To be included if applicable

deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

Section 1.04    Accounting Terms; GAAP.    Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Any reference made in this Agreement or any other Loan Document to any consolidated financial statement or statements of the Ultimate Parent, the Parent, the Borrower and the Subsidiaries means such financial statement or statements prepared on a combined basis for the Ultimate Parent, the Parent, the Borrower and the Subsidiaries pursuant to GAAP, not utilizing the equity method. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Statement of Financial Accounting Standards 159 (or any other Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Parent, the Borrower or any of their respective Subsidiaries at “fair value”, as defined therein.

ARTICLE II

THE CREDITS

Section 2.01    Loans.    (a) Subject to the terms and conditions set forth herein, each Existing Loan shall continue to be outstanding and, on and as of the Closing Date, constitute term loans hereunder (the “Loans”).

(b) Amounts repaid in respect of Loans may not be reborrowed.

Section 2.02    Borrowings.    (a) Subject to Section 2.09, each Borrowing shall be comprised entirely of ABR Loans or Eurodollar Loans as the Borrower may request in accordance herewith.

(b) At the commencement of each Interest Period for any Eurodollar Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000. Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be more than a total of 15 Eurodollar Borrowings outstanding.

(c) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

Section 2.03    Interest Elections.    (a) The Borrower may elect to convert each Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurodollar Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.

(b) To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election by telephone (i) in the case of an election to continue or convert to a Eurodollar Borrowing, by not later than 2:00 p.m., New York City time, three Business Days before the date of the proposed continuation or conversion or (ii) in the case of an election to convert to an ABR Borrowing, by not later than 2:00 p.m., New York City time, one Business Day before the date of the proposed conversion. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Interest Election Request in a form approved by the Administrative Agent and signed by the Borrower.

(c) Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing; and

(iv) if the resulting Borrowing is a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a Eurodollar Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e) If the Borrower fails to deliver a timely Interest Election Request with respect to a Eurodollar Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred after the Closing Date and is continuing then, so long as an Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

Section 2.04    Repayment of Loans; Evidence of Debt.    (a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Loan of such Lender as provided in Section 2.05.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(d) The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

(e) Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form reasonably satisfactory to the Administrative Agent. Such promissory note shall state that it is subject to the provisions of this Agreement. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

Section 2.05    Amortization of Loans.    (a) Subject to adjustment pursuant to paragraph (c) of this Section 2.05 and except for Advance Amortization Payments, the Borrower shall repay the Borrowings on each date set forth below in the amount set forth opposite such date; provided, that, to the extent the Borrower makes a Discounted Voluntary Prepayment, the repayments due to any Lender participating in such Discounted Voluntary Prepayment shall be reduced ratably by the principal amount of Loans so prepaid (it being understood and agreed that such Discounted Voluntary Prepayment shall not in any manner affect the scheduled repayments due to the Lenders not participating in such Discounted Voluntary Prepayment):

Date	Principal Amount to be Repaid
March 31, 2013	$16,250,000
June 30, 2013[21]	$16,250,000
September 30, 2013	$16,250,000
December 31, 2013	$16,250,000
March 31, 2014	$13,750,000
June 30, 2014	$13,750,000
September 30, 2014	$13,750,000
December 31, 2014	$13,750,000
March 31, 2015	$11,250,000
June 30, 2015	$11,250,000
September 30, 2015	$11,250,000
December 31, 2015	$11,250,000
March 31, 2016	$11,250,000
June 30, 2016	$11,250,000
September 30, 2016	$11,250,000
Maturity Date	Remaining Outstanding Amounts

[21]	The scheduled repayments immediately following the Closing Date will be reduced (in direct order) by an amount equal to the difference between the scheduled repayment due on March 31, 2013 (so long as such payment has been made) under the Existing Credit Agreement and the scheduled repayment due on March 31, 2013 described above.

(b) To the extent not previously paid all Loans shall be due and payable on the Maturity Date.

(c) Any mandatory prepayment of a Borrowing or optional prepayment that is not a Discounted Voluntary Prepayment shall be applied to reduce the subsequent scheduled repayments of the Borrowings to be made pursuant to this Section ratably.

(d) Prior to any repayment of any Borrowings hereunder, the Borrower shall select the Borrowing or Borrowings to be repaid and shall notify the Administrative Agent by telephone (confirmed by telecopy) of such selection not later than 11:00 a.m., New York City time, three Business Days before the scheduled date of such repayment. Each repayment of a Borrowing shall be applied ratably to the Loans included in the repaid Borrowing. Repayments of Borrowings shall be accompanied by accrued interest on the amount repaid.

Section 2.06    Prepayment of Loans.    (a) The Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, without premium or penalty (but subject to Section 2.11), in an aggregate principal amount that (except as otherwise provided in Section 2.15) is an integral multiple of $1,000,000 and not less than $1,000,000 or, if less, the amount outstanding, subject to the requirements of this Section. The Borrower shall have the right to elect by notice to the Administrative Agent that an optional prepayment that is not a Discounted Voluntary Prepayment and that is not subject to the notice contemplated in Section 2.06(d)(iii) is to be applied to a specific scheduled repayment to be made pursuant to Section 2.05 (any such payment, an “Advance Amortization Payment”); provided that (i) each such Advance Amortization Payment shall (x) be made in an amount equal to such scheduled repayment and (y) be applied to the next such scheduled repayment that has not been prepaid by an Advance Amortization Payment and (ii) for the avoidance of doubt, no Advance Amortization Payment shall be deemed to constitute a prepayment for the purposes of Section 2.06(d).

(b) In the event and on each occasion that any Net Proceeds are received by or on behalf of any Loan Party in respect of any Prepayment Event, the Borrower shall, not later than the Business Day next after the date on which such Net Proceeds are received, prepay Borrowings in an aggregate amount equal to the Required Percentage of such Net Proceeds or, in the case of an Equity Issuance by the Ultimate Parent, the Required Percentage of the Allocable Net Proceeds of such Prepayment Event; provided that, solely in the case of any Asset Disposition, if the Borrower shall deliver to the Administrative Agent a certificate of a Financial Officer of the Borrower to the effect that the Borrower or a Subsidiary intends to apply the Net Proceeds from such Asset Disposition (or a portion thereof specified in such certificate), within 365 days after receipt of such Net Proceeds, to acquire real property, equipment or other assets to be used in the business of the Borrower or such Subsidiaries or to fund a Permitted Acquisition in accordance with the terms of Section 6.04, in each case as specified in such certificate (any such event, a “Reinvestment”), and certifying that no Default has occurred and is continuing, then no prepayment shall be required pursuant to this paragraph in respect of the Net Proceeds in respect of such Asset Disposition (or the portion of such Net Proceeds specified in such certificate, if applicable) except to the extent of any such Net Proceeds therefrom (i) that the Borrower or the applicable Subsidiary shall have determined not to, or shall have otherwise ceased to, or is not able to, by operation of contract or law or otherwise, apply toward such Reinvestment or (ii) that have not been so applied, or contractually committed to be so applied, by the end of such 365-day period, in each case at which time a prepayment shall be required in an amount equal to such Net Proceeds that have not been, or have been determined not to be, so applied (it being understood that if any portion of such proceeds are not so used within such 365-day period but within such 365-day period are contractually committed to be used, then upon the earlier to occur of (A) the termination of such contract and (B) the expiration of a 180-day period following such 365-day period, such remaining portion shall constitute Net Proceeds as of the date of such termination or expiry without giving effect to this proviso); provided, further, that the Net Proceeds applied toward Reinvestments or contractually committed to be so applied pursuant to the foregoing proviso shall not exceed $10,000,000 in the aggregate during any fiscal year.

(c) In the event and on each occasion that any Net Proceeds are received by or on behalf of the Ultimate Parent or any of its Subsidiaries in respect of any Ultimate Parent Asset Disposition, the Borrower shall, not later than the Business Day next after the date on which such Net Proceeds are received, prepay Borrowings in an aggregate amount equal to the Required Percentage of the Net Proceeds of such Ultimate Parent Asset Disposition.

(d) Following the end of each fiscal quarter of the Borrower, commencing with the first fiscal quarter ending after the Closing Date, the Borrower will prepay Borrowings in an aggregate amount equal to (i) (A) the Excess Cash Flow as of the end of such fiscal quarter multiplied by the applicable ECF Sweep Percentage in effect at such time, minus (B) all prepayments made during the applicable ECF Period pursuant to this Section 2.06(d)(i) as of the end of such fiscal quarter (including any prepayments that are applied to payments due under this Section 2.06(d)(i) pursuant to an Election Notice delivered pursuant to Section 2.06(e)), less (ii) any voluntary prepayments of Loans made pursuant to Section 2.06(a) during such fiscal quarter (other than any Advance Amortization Payments and any prepayments that are applied to payments due under this Section 2.06(d)(i) pursuant to an Election Notice delivered pursuant to Section 2.06(e) and except as provided in Section 2.15(f)), provided that any prepayment applied pursuant to clause (iii) of this Section 2.06(d) to reduce a prepayment made pursuant to this Section 2.06(d) shall not be applied in the subsequent quarter pursuant to this clause (ii) to reduce a prepayment made pursuant to this Section 2.06(d), less (iii) any voluntary prepayments of the Loans (other than an Advance Amortization Payment, any prepayments that are applied to payments due under this Section 2.06(d)(i) pursuant to an Election Notice delivered pursuant to Section 2.06(e), and except as provided in Section 2.15(f)) made since the end of such fiscal quarter to the extent the Borrower has, on or prior to the date any mandatory prepayment is due under this paragraph (d) with respect to such fiscal quarter, specified in an Election Notice delivered to the Administrative Agent that such voluntary prepayments shall be applied to reduce the amount of such mandatory prepayment. Each prepayment pursuant to this paragraph shall be made on or before the date on which financial statements are delivered pursuant to Section 5.01 with respect to the fiscal quarter at the end of which Excess Cash Flow is being calculated (and in any event within (x) 55 days after the end of such fiscal quarter or (y) if such fiscal quarter is the last fiscal quarter in a fiscal year of the Borrower, 100 days after the end of such fiscal quarter), provided that if the Closing Date occurs after the date on which such prepayment would otherwise have been due hereunder for the period ended March 31, 2013, then the mandatory quarterly prepayment pursuant to this paragraph for such period shall be due and payable on the Closing Date.

(e) Subject to the immediately following sentence, the Borrower shall on one or more occasions use the Borrower’s Discounted Prepayment Portion of Excess Cash Flow, as determined following the end of a fiscal quarter, to effect Discounted Voluntary Prepayments within 180 days after the date on which financial statements are delivered pursuant to Section 5.01 with respect to such quarter, with such Discounted Voluntary Prepayments to be designated as having been made to satisfy the Borrower’s obligations under this Section 2.06(e) pursuant to an Election Notice delivered to the Administrative Agent. If the Borrower does not make such Discounted Voluntary Prepayments within such 180-day period equal to the Borrower’s Discounted Prepayment Portion of Excess Cash Flow for the applicable fiscal quarter (as designated in the applicable Election Notice), the Borrower shall (i) make an optional prepayment pursuant to Section 2.06(a) at the end of the fiscal quarter during which such 180-day period (as designated in an Election Notice to such effect) expires, with such prepayment to be applied to scheduled prepayments under Section 2.05, as directed by the Borrower, or (ii) make a prepayment as described in Section 2.06(d)(iii) (and as designated in an Election Notice to such effect). The Borrower may retain the Borrower’s Discretionary Portion of Excess Cash Flow and may utilize such Borrower’s Discretionary Portion of Excess Cash Flow for purposes otherwise permitted hereunder, including, but not limited to, at the Borrower’s option and in the Borrower’s sole discretion, (i) to effect Discounted Voluntary Prepayments or (ii) for optional prepayments pursuant to Section 2.06(a).

(f) Prior to any optional or, subject to Sections 2.06(b), (c) and (d), mandatory prepayment of Borrowings hereunder, the Borrower shall select the Borrowing or Borrowings to be prepaid and shall specify such selection in the notice of such prepayment pursuant to paragraph (g) of this Section.

(g) The Borrower shall notify the Administrative Agent by telephone (confirmed by telecopy) of any prepayment hereunder (i) in the case of prepayment of a Eurodollar Borrowing, not later than 2:00 p.m., New York City time, three Business Days before the date of prepayment or (ii) in the case of prepayment of an ABR

Borrowing, not later than 11:00 a.m., New York City time, on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date, the principal amount of each Borrowing or portion thereof to be prepaid and, in the case of a mandatory prepayment, a reasonably detailed calculation of the amount of such prepayment. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02, except as necessary to apply fully the required amount of a mandatory prepayment or to prepay such Borrowing in full. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest and other amounts to the extent required by Sections 2.08 and 2.11.

Section 2.07    Fees.    (a) The Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrower and the Administrative Agent.

(b) All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent. Fees paid shall not be refundable under any circumstances.

Section 2.08    Interest.    (a) The Loans comprising each ABR Borrowing shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b) The Loans comprising each Eurodollar Borrowing shall bear interest at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(c) Notwithstanding the foregoing, if any principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section or (ii) in the case of any other amount, 2% plus the rate applicable to ABR Loans as provided in paragraph (a) of this Section.

(d) Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan; provided that (i) interest accrued pursuant to paragraph (c) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurodollar Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(e) All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate or Adjusted LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

Section 2.09    Alternate Rate of Interest.    If prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(a) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate for such Interest Period; or

(b) the Administrative Agent is advised by the Required Lenders that the Adjusted LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective; provided, however, that, in the case of a notice received pursuant to clause (b) above, if the Administrative Agent is able prior to the commencement of such Interest Period to ascertain, after using reasonable efforts to poll the Lenders giving such notice, that a rate other than the Alternate Base Rate would adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period, the Administrative Agent shall notify the Borrower of such alternate rate and the Borrower may agree by written notice to the Agent prior to the commencement of such Interest Period to increase the Applicable Rate for the Loans included in such Borrowing for such Interest Period to result in an interest rate equal to such alternate rate, in which case such increased Applicable Rate shall apply to all the Eurodollar Loans included in the relevant Borrowing.

Section 2.10    Increased Costs; Illegality.    (a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate);

(ii) subject the Administrative Agent or any Lender to any Taxes (other than Indemnified Taxes, Excluded Taxes and Other Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii) impose on any Lender or the London interbank market any other condition affecting this Agreement or Eurodollar Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurodollar Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise), then the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) If any Lender determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loans made by such Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy and liquidity), then from time to time after submission by such Lender to the Borrower of a written request therefor, the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c) A certificate of a Lender setting forth in reasonable detail the matters giving rise to a claim under this Section 2.10 and the calculation of such claim by such Lender or its holding company, as the case may be, shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation; provided, that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor; provided, further, that if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

(e) Notwithstanding any other provision herein, if any Change in Law shall make it unlawful for any Lender to maintain Eurodollar Loans as contemplated by this Agreement, (i) the commitment of such Lender hereunder to continue Eurodollar Loans as such and convert ABR Loans to Eurodollar Loans shall forthwith be canceled and (ii) such Lender’s Loans then outstanding as Eurodollar Loans, if any, shall be converted automatically to ABR Loans on the respective last days of the then current Interest Periods with respect to such Loans or within such earlier period as required by applicable law. If any such conversion of a Eurodollar Loan occurs on a day which is not the last day of the then current Interest Period with respect thereto, the Borrower shall pay to such Lender such amounts, if any, as may be required pursuant to Section 2.11.

(f) For the avoidance of doubt, notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof, and (ii) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a Change in Law regardless of the date enacted, adopted, issued or implemented.

Section 2.11    Break Funding Payments.    In the event of (a) the payment of any principal of any Eurodollar Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to convert, continue or prepay any Eurodollar Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.06(g) and is revoked in accordance therewith) or (d) the assignment of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.14 or 9.02(c), then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. Such loss, cost or expense to any Lender shall consist of an amount determined by such Lender to be the excess, if any, of (i) the amount of interest that would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate that would have been applicable to such Loan (without giving effect to clause (b) of the definition of LIBO Rate), for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate that such Lender would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the Eurodollar market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

Section 2.12    Taxes.    (a) Any and all payments by or on account of any obligation of any Loan Party hereunder or under any other Loan Document shall be made free and clear of, and without deduction for, any Taxes; provided that if the applicable withholding agent shall be required to deduct any Taxes from such payments, then (i) if such Taxes are Indemnified Taxes or Other Taxes, the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Administrative Agent or Lender (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the applicable withholding agent shall make such deductions and (iii) the applicable withholding agent shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b) In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law, or, at the option of the Administrative Agent timely reimburse it for the payment thereof.

(c) The Loan Parties shall jointly and severally indemnify the Administrative Agent and each Lender within 10 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes paid by the Administrative Agent or such Lender, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower hereunder or under any other Loan Document or required to be withheld or deducted from a payment to such Administrative Agent or Lender (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto. A certificate as to the amount of such payment or liability and a written statement setting forth in reasonable detail the basis and calculation of such amounts prepared in good faith and delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d) As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.12, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e)(i) Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law, such properly completed and executed documentation prescribed by applicable law or reasonably requested by the Borrower as will permit such payments to be made without withholding or at a reduced rate, provided that (i) such Foreign Lender has received written notice from the Borrower advising it of the availability of such exemption or reduction and supplying all applicable documentation and (ii) such Foreign Lender is legally entitled to complete, execute, and deliver such documentation.

(ii) Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person,

(A) any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. Federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2) executed originals of IRS Form W-8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit M-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN; or

(4) to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, a U.S. Tax Compliance Certificate substantially in the form of Exhibit M-2 or Exhibit M-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit M-4 on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(f) If the Administrative Agent or a Lender determines, in its sole judgment exercised in good faith, that it has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 2.12, it shall pay over such refund to the Borrower within a reasonable period of time (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 2.12 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Borrower, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. This Section shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person.

(g) Each Lender shall indemnify the Administrative Agent within ten days after written demand therefor, for the full amount of (i) any Taxes attributable to such Lender and (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.6(c) relating to the maintenance of a Participant Register, in either case, that are payable or paid by the Administrative Agent, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability prepared in good faith and delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (g).

(h) The agreements in this Section 2.12 shall survive the termination of this agreement and the payment of the Loans and all other amounts payable hereunder.

Section 2.13    Payments Generally; Pro Rata Treatment; Sharing of Setoffs.    (a) The Borrower shall make each payment required to be made by it hereunder or under any other Loan Document (whether of principal, interest or fees, or of amounts payable under Section 2.10, 2.11 or 2.12, or otherwise) prior to the time expressly required hereunder or under such other Loan Document for such payment (or, if no such time is expressly required, prior to 2:00 p.m., New York City time), on the date when due, in immediately available funds, without setoff or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at its offices at 270 Park Avenue, New York, New York, except that payments pursuant to Sections 2.10, 2.11, 2.12 and 9.03 shall be made directly to the Persons entitled thereto and payments pursuant to other Loan Documents shall be made to the Persons specified therein. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment under any Loan Document shall be due on a day that is not a Business Day (except as otherwise provided in the definition of “Interest Period”), the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments under each Loan Document shall be made in dollars.

(b) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

(c) If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the relative aggregate amounts of principal of and accrued interest on their Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(d) Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.13(d) or 9.03(c), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid.

Section 2.14    Mitigation Obligations; Replacement of Lenders.    (a) If any Lender requests compensation under Section 2.10, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.12, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.10 or 2.12, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender, provided that nothing in this Section shall affect or postpone any of the obligations of the Borrower or the rights of any Lender pursuant to Section 2.10 or 2.12. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If any Lender requests compensation under Section 2.10, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.12, or if any Lender is not able to maintain Eurodollar Loans for reasons described in Section 2.10(e), or if any Lender becomes a Defaulting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04, provided that the Borrower or assignee must pay any applicable processing or recordation fee), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided, further, that (i) the Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld and (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and such Lender shall be released from all obligations hereunder. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

Section 2.15    Voluntary Prepayments Below Par.    (a) The Borrower may elect to notify the Administrative Agent and the Lenders that it wishes to make below par voluntary prepayments of the Loans (each such payment a “Discounted Voluntary Prepayment”) pursuant to the procedures set forth in this Section 2.15; provided that (i) the Borrower shall specify in an Election Notice to the Administrative Agent whether such Discounted Voluntary

Prepayment will be a utilization of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow or the Borrower’s Discretionary Portion of Excess Cash Flow and Discounted Voluntary Prepayments shall only be permitted to be made in amounts not exceeding the Borrower’s Discounted Prepayment Portion of Excess Flow or the Borrower’s Discretionary Portion of Excess Cash Flow (as applicable) at the time such Discounted Voluntary Prepayment is made and (ii) no Discounted Voluntary Prepayment shall be made after December 31, 2016. At the time of any Discounted Voluntary Prepayment, the Borrower shall certify, with reasonable supporting detail (as reasonably determined by the Administrative Agent), (i) compliance with the requirements of this Section 2.15, which certification shall include a schedule setting forth the computation (of any utilization by the Borrower) of Borrower’s Discounted Prepayment Portion of Excess Cash Flow or Borrower’s Discretionary Portion of Excess Cash Flow (as applicable), (ii) that no Event of Default pursuant to Section 6.14 could reasonably be expected to occur during the immediately succeeding four calendar quarters if such Discounted Voluntary Prepayment is not made, (iii) that such Discounted Voluntary Prepayment shall have been approved by the Borrower’s Board of Directors and (iv) that immediately prior to and after giving effect to any Discounted Voluntary Prepayment, (x) no Default or Event of Default shall have occurred and be continuing, (y) the aggregate unencumbered cash and Permitted Investments (provided that any such cash and Permitted Investments to the extent subject to a Lien created under the Loan Documents, the Dex West Loan Documents or the RHDI Loan Documents shall be deemed to be unencumbered for purposes of this clause (y)) maintained by the Borrower, Dex West, RHDI and their Subsidiaries on a consolidated basis shall be at least $40,000,000 and (z) the aggregate unencumbered cash and Permitted Investments (provided that any such cash and Permitted Investments to the extent subject to a Lien created under the Loan Documents shall be deemed to be unencumbered for purposes of this clause (z)) maintained by the Borrower and its Subsidiaries shall be at least $10,000,000.

(b) In connection with any Discounted Voluntary Prepayment, the Borrower shall notify the Lenders (the “Discounted Voluntary Prepayment Notice”) that the Borrower desires to prepay Loans with cash proceeds in an aggregate amount (each, a “Discounted Voluntary Prepayment Amount”) specified by the Borrower (which amount shall be not less than $5,000,000) at a price within a range (the “Range”) to be specified by the Borrower equal to a percentage of par (not to exceed 100%) (the “Payment Percentage”) of the principal amount of the Loans to be prepaid; provided that only one Discounted Voluntary Prepayment Notice may be in effect at any time. The Discounted Voluntary Prepayment Notice shall further specify the date by which Lenders are required to indicate their election to participate in such proposed Discounted Voluntary Prepayment, which shall be at least five Business Days following the date of the Discounted Voluntary Prepayment Notice (the “Acceptance Date”). No proposed Discounted Voluntary Prepayment shall be made if the amount of cash expended to make Discounted Voluntary Prepayments would exceed an amount equal to the Borrower’s Portion of Excess Cash Flow at such time.

(c) On or prior to the Acceptance Date, each Lender may specify by written notice to the Administrative Agent a minimum Payment Percentage (the “Acceptable Payment Percentage”) within the Range for a maximum principal amount (subject to rounding requirements specified by the Administrative Agent) of Loans at which such Lender is willing to permit such Discounted Voluntary Prepayment. Based on the Acceptable Payment Percentages and principal amounts of Loans specified by Lenders, the applicable Payment Percentage (the “Applicable Payment Percentage”) for the Discounted Voluntary Prepayment shall be the lowest Acceptable Payment Percentage at which the Borrower can complete the Discounted Voluntary Prepayment for the applicable Discounted Voluntary Prepayment Amount that is within the applicable Range; provided that if the offers received from Lenders are insufficient to allow the Borrower to complete the Discounted Voluntary Prepayment for the applicable Discounted Voluntary Prepayment Amount, then the Applicable Payment Percentage shall instead be the highest Acceptable Payment Percentage that is within the applicable Range. The Borrower shall prepay Loans (or the respective portions thereof) offered by Lenders at the Acceptable Payment Percentages specified by each such Lender that are equal to or less than the Applicable Payment Percentage (“Qualifying Loans”) by remitting an amount to the Administrative Agent (for distribution to each respective Lender to be prepaid) equal to the product of the face amount, or par, of the Loan being prepaid multiplied by the Applicable Payment Percentage; provided that if the aggregate cash proceeds required to prepay Qualifying Loans (disregarding any interest payable under Section 2.15(d)) would exceed the applicable Discounted Voluntary Prepayment Amount for such Discounted Voluntary Prepayment, the Borrower shall prepay such

Qualifying Loans at the Applicable Payment Percentage ratably based on the respective principal amounts of such Qualifying Loans (subject to rounding requirements specified by the Administrative Agent).

(d) All Loans prepaid by the Borrower pursuant to this Section 2.15 shall be accompanied by payment of accrued and unpaid interest on the par principal amount so prepaid to, but not including, the date of prepayment.

(e) Each Discounted Voluntary Prepayment shall be consummated pursuant to procedures (including as to rounding and minimum amounts, Type and Interest Periods of accepted Loans, irrevocability of Discounted Voluntary Prepayment Notice and other notices by the Borrower and Lenders and determination of Applicable Payment Percentage) reasonably established by the Administrative Agent in consultation with the Borrower and not inconsistent with the terms hereof.

(f) Each Discounted Voluntary Prepayment shall constitute an optional prepayment of Loans for all purposes under this Agreement, but excluding for purposes of Section 2.06(d).

(g) Notwithstanding anything to the contrary in this Agreement (including, without limitation, Sections 2.06 and 2.13), the Lenders hereby consent to the transactions described in this Section 2.15 and further acknowledge that in connection with any Discounted Voluntary Prepayment, principal and interest payments may be made on a non-pro rata basis, as determined by the Administrative Agent, to the applicable Lenders.

(h) This Section 2.15 shall not require the Borrower to undertake or any Lender to participate in any Discounted Voluntary Prepayment.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

The Borrower and, solely for purposes of Sections 3.01, 3.02, 3.03, 3.08, 3.09, 3.12, 3.13 and 3.19, the Ultimate Parent (with respect to itself and the Service Company) and the Parent represents and warrants to the Lenders that:

Section 3.01    Organization; Powers.    Each of the Ultimate Parent, the Parent, the Service Company, the Borrower and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

Section 3.02    Authorization; Enforceability.    The Transactions entered into and to be entered into by each of the Ultimate Parent, the Parent, the Service Company and the Dex East Loan Parties are within such Person’s corporate or limited liability company powers and have been duly authorized by all necessary corporate or limited liability company and, if required, stockholder or member action. This Agreement has been duly executed and delivered by each of the Ultimate Parent, the Parent and the Dex East Loan Parties and constitutes, and each other Loan Document to which any of the Ultimate Parent, the Parent, the Service Company and the Dex East Loan Parties is to be a party, when executed and delivered by such Person, will constitute, a legal, valid and binding obligation of such Person, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

Section 3.03    Governmental Approvals; No Conflicts.    The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except as have been obtained or made and are in full force and effect and except filings necessary to perfect Liens created under the Loan Documents, (b) will not violate any applicable law or regulation or the charter, limited liability company agreement, by-laws or other organizational documents of the Ultimate Parent, the Parent, the Service Company, the Borrower or any of its Subsidiaries or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Ultimate Parent, the Parent, the Service Company, the Borrower or any of its Subsidiaries or any of their assets, or give rise to a right thereunder to require any payment to be made by the Ultimate Parent, the Parent, the Service Company, the Borrower or any of its Subsidiaries, and (d) will not result in the creation or imposition of any Lien on any asset of the Ultimate Parent, the Parent, the Service Company, the Borrower or any of its Subsidiaries, except Liens permitted under Section 6.02.

Section 3.04    Financial Condition.    The unaudited consolidated balance sheet of the Borrower as of [                ], 201[_] and the related unaudited consolidated statements of operations and of cash flows for the [            ]-month period ended on such date present fairly, in all material respects, the financial position and results of operations and cash flows of the Borrower as of such date and for such period in accordance with GAAP, subject to normal year-end audit adjustments.

Section 3.05    Properties.    (a) The Borrower and each of its Subsidiaries has good title to, or valid leasehold interests in, all its real and personal property material to its business (including its Mortgaged Properties), except for minor defects in title that do not, or could not reasonably be expected to, interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes.

(b) The Borrower and each of its Subsidiaries owns, or is licensed to use, all trademarks, trade names, copyrights, patents and other intellectual property material to its business, and the use thereof by the Borrower and its Subsidiaries does not infringe upon the rights of any other Person, except, in each case, for any matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect [(other than the Disclosed Matters)]22.

(c) Schedule 3.05 sets forth the address of each real property that is owned or leased by the Borrower or any of its Subsidiaries as of the Closing Date.

Section 3.06    Litigation and Environmental Matters.    (a) There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower, any of its Subsidiaries or any of their respective executive officers or directors (i) which could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect [(other than the Disclosed Matters)]23 or (ii) that involve any of the Loan Documents or the Transactions.

(b) Except for [either the Disclosed Matters or]24 any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, none of the Borrower or any of its Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any facts or circumstances which are reasonably likely to form the basis for any Environmental Liability.

Section 3.07    Compliance with Laws and Agreements.    The Borrower and each of its Subsidiaries is in compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No Default has occurred and is continuing.

[22]	To be included if applicable
[23]	To be included if applicable
[24]	To be included if applicable

Section 3.08    Investment Company Status.    None of the Ultimate Parent, the Parent, the Service Company, the Borrower or any of its Subsidiaries is required to be registered as an “investment company” as defined in the Investment Company Act of 1940.

Section 3.09    Taxes.    Each of the Ultimate Parent, the Parent, the Service Company, the Borrower and its Subsidiaries has timely filed or caused to be filed all material Tax returns and reports required to have been filed and has paid or caused to be paid all material Taxes required to have been paid by it, except any Taxes that are being contested in good faith by appropriate proceedings and for which the Ultimate Parent, the Parent, the Service Company, the Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves in accordance with GAAP. Except as set forth in Schedule 3.09, no material tax Liens have been filed.

Section 3.10    ERISA.    During the five year period prior to the date on which this representation is made or deemed to be made with respect to any Plan or Multiemployer Plan, no ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability has occurred during such five year period or for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Accounting Standards Codification No. 715: Compensation Retirement Benefits) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Plan by an amount that would reasonably be expected to have a Material Adverse Effect, and the present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Accounting Standards Codification No. 715: Compensation Retirement Benefits) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of all such underfunded Plans by an amount that would reasonably be expected to have a Material Adverse Effect.

Section 3.11    Margin Regulations.    Neither the Borrower nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock.

Section 3.12    Disclosure.    None of the written reports, financial statements, certificates or other written information (including, without limitation, the Registration Statement on Form S-4 [and the Disclosure Statement (as supplemented in writing through the Closing Date))]25 taken as a whole, furnished by or on behalf of the Ultimate Parent, the Parent, the Service Company or any Dex East Loan Party to the Administrative Agent or any Lender in connection with the negotiation of this Agreement or any other Loan Document or delivered hereunder or thereunder (as of the date thereof and as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made taken as a whole, not misleading; provided that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable (i) at the time such projected financial information was prepared and (ii) as of the date hereof. [The Bankruptcy Court entered an order on or about [                ], 2013 approving the adequacy of the Disclosure Statement.]26

Section 3.13    Subsidiaries.    Schedule 3.13 sets forth the name of, and the ownership interest of the Ultimate Parent, the Parent, the Service Company and the Borrower in, each Subsidiary of the Ultimate Parent, the Parent, the Service Company and the Borrower and identifies each such Subsidiary that is a Loan Party, in each case as of the Closing Date. As of the Closing Date, none of the Ultimate Parent, the Parent, the Service Company and the Borrower has any Subsidiaries other than those set forth on Schedule 3.13.

Section 3.14    Insurance.    Schedule 3.14 sets forth a description of all insurance maintained by or on behalf of the Borrower and its Subsidiaries as of the Closing Date. As of the Closing Date, all premiums due and

[25]	To be included if applicable
[26]	To be included if applicable

payable in respect of such insurance have been paid. The Borrower believes that the insurance maintained by or on behalf of the Borrower and its Subsidiaries is adequate.

Section 3.15    Labor Matters.    As of the Closing Date[, other than the Disclosed Matters]27, there are no strikes, lockouts or slowdowns against the Borrower or any Subsidiary pending or, to the knowledge of the Borrower, threatened. Except as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect: (a) the hours worked by and payments made to employees of the Borrower and the Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable Federal, state, local or foreign law dealing with such matters; (b) all payments due from the Borrower or any Subsidiary, or for which any claim may be made against the Borrower or any Subsidiary, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of the Borrower or such Subsidiary; and (c) the consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which the Borrower or any Subsidiary is bound.

Section 3.16    Senior Debt.    For so long as the Restructuring Notes or Additional Notes are outstanding, the Obligations shall constitute “Senior Debt” under and as defined in the Restructuring Notes Indenture or, if applicable, under the indenture, note purchase agreement or other applicable agreement or instrument under which any such Additional Notes are issued.

Section 3.17    Security Documents.    (a) The Guarantee and Collateral Agreement is effective to create in favor of the Collateral Agent, for the benefit of the Secured Parties, a legal, valid and enforceable security interest in the Collateral described therein and proceeds thereof. In the case of the Pledged Stock and Pledged Notes (as defined in the Guarantee and Collateral Agreement) described in the Guarantee and Collateral Agreement, when stock certificates representing such Pledged Stock and Pledged Notes are delivered to the Collateral Agent, and in the case of the other Collateral described in the Guarantee and Collateral Agreement (other than the Intellectual Property, as defined in the Guarantee and Collateral Agreement), when financing statements and other filings are filed in the offices specified on Schedule 3.17 (as updated by the Borrower from time to time in accordance with Section 5.03), the Guarantee and Collateral Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Dex East Loan Parties in such Collateral and the proceeds thereof, as security for the Obligations to the extent perfection can be obtained by filing Uniform Commercial Code financing statements, or in the case of Pledged Stock and Pledged Notes, by possession or control, in each case prior and superior in right to any other Person (except, in the case of Collateral other than Pledged Stock and Pledged Notes, Liens permitted by Section 6.02(a)).

(b) When the Guarantee and Collateral Agreement or a summary thereof is properly filed in the United States Patent and Trademark Office and the United States Copyright Office, and, with respect to Collateral in which a security interest cannot be perfected by such filings, upon the proper filing of the financing statements referred to in paragraph (a) above, the Guarantee and Collateral Agreement and such financing statements shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the grantors thereunder in the Intellectual Property (as defined in the Guarantee and Collateral Agreement), in each case prior and superior in right to any other Person (it being understood that subsequent recordings in the United States Patent and Trademark Office and the United States Copyright Office may be necessary to perfect a lien on registered trademarks and patents, trademark and patent applications and registered copyrights acquired by the grantors after the date hereof).

(c) The Mortgages, if any, entered into on or prior to the Closing Date (when amended by the mortgage amendment referred to in clause (g)(1) of the Collateral and Guarantee Requirement (the “Mortgage Amendments”)), or after the Closing Date pursuant to Section 5.12, are or when entered shall be effective to create in favor of the Collateral Agent, for the ratable benefit of the Secured Parties, a legal, valid and

[27]	To be included if applicable

enforceable Lien on all of the Dex East Loan Parties’ right, title and interest in and to the Mortgaged Property thereunder and the proceeds thereof, and when such Mortgages are filed in the proper real estate filing offices, such Mortgages shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Dex East Loan Parties in such Mortgaged Property and the proceeds thereof, in each case prior and superior in right to any other Person, other than with respect to the rights of Person pursuant to Liens expressly permitted by Section 6.02(a).

Section 3.18    Liens.    There are no Liens of any nature whatsoever on any properties of the Borrower or any of its Subsidiaries other than Permitted Encumbrances and Liens permitted by Section 6.02.

Section 3.19    [Bankruptcy Court Orders.    The Confirmation Order has been entered by the Bankruptcy Court, and such order has not been stayed, reversed, modified or vacated on appeal.]28

ARTICLE IV

CONDITIONS

Section 4.01    Effectiveness of Agreement.    The effectiveness of this Agreement is subject to the satisfaction or waiver of the following conditions precedent (and the delivery of the notice contemplated in the last sentence of this Section 4.01), provided that nothing herein shall limit the consent rights set forth in the Dex Support Agreement:

(a) Loan Documents. The Administrative Agent shall have received (i) this Agreement, executed and delivered by the Ultimate Parent, the Parent, the Borrower, the Administrative Agent and[, to the extent requested by the Administrative Agent,]29 the Lenders, (ii) an executed Acknowledgment and Confirmation substantially in the form of Exhibit B hereto from each Dex East Loan Party, (iii) the Shared Guarantee and Collateral Agreement executed and delivered by each Shared Collateral Loan Party, (iv) the Subordinated Guarantee Agreement, executed and delivered by the Borrower, Dex West, RHDI and SuperMedia and (v) the Intercreditor Agreement, executed and delivered by the Ultimate Parent, the Parent, Dex Media Service, Dex Digital, RHDC, the Borrower, Dex West, RHDI, the Agent, the Shared Collateral Agent, the administrative agent and collateral agent under the Dex West Credit Agreement, the administrative agent under the RHDI Credit Agreement and the administrative agent under the SuperMedia Credit Agreement.

(b) [Confirmation of the Reorganization Plan. The Reorganization Plan shall have been confirmed by the Bankruptcy Court pursuant to the Confirmation Order. The Confirmation Order shall not have been stayed, modified, or vacated on appeal. All conditions precedent to the effectiveness of the Reorganization Plan shall have been satisfied (or waived) or shall be concurrently with the effective date of the Reorganization Plan satisfied (or waived) in accordance with the terms of the Reorganization Plan.]30

(c) Amendments. The Administrative Agent shall have received satisfactory evidence of the completion of the Amendments (including, for the avoidance of doubt, evidence that (i) the RHDI Loan Documents and the Dex West Loan Documents have been entered into, and become effective, substantially simultaneously with this Agreement and (ii) the SuperMedia Loan Documents have been entered into, and become effective, prior to the consummation of the Mergers)[; provided, that it is acknowledged and agreed that the filing by the Ultimate Parent, on behalf of itself and its Subsidiaries, with the Bankruptcy Court of written notice of the occurrence of the “Effective Date” under (and as defined in) the Reorganization Plan shall satisfy this condition.]31

[28]	To be included if applicable
[29]	To be included if applicable.
[30]	To be included if applicable
[31]	To be included if applicable

(d) Mergers. The Mergers shall have been consummated by the filing of the Certificates of Merger (as defined in the Merger Agreement) with the Secretary of State of the State of Delaware.

(e) Trademarks. The trademarks owned by the Borrower, Dex West, RHDI, SuperMedia, the Service Company and each other Shared Collateral Loan Party (other than the Ultimate Parent) (“Collateral Trademarks”) shall have been transferred (together with the associated goodwill) to and owned by a bankruptcy remote Subsidiary of each such Person, respectively, and in each case, (i) the organizational documents of such bankruptcy remote Subsidiaries (each, a “License Subsidiary”) shall provide for, and require that there at all times be, two special independent directors or members whose consent would be required for such License Subsidiary to file a petition for bankruptcy or for the transfer of any equity interests therein (other than the sale of such equity interests in a transaction permitted under the Loan Documents) and shall otherwise be in form and substance reasonably satisfactory to the Administrative Agent and the Administrative Agent shall have received and shall be reasonably satisfied with (A) a certificate of an authorized officer of the Ultimate Parent including the certificate of incorporation or formation, as applicable, for the License Subsidiaries, certified by the relevant authority of the jurisdiction of organization of such License Subsidiary, (B) a complete copy of resolutions adopted by the Governing Board of such License Subsidiary authorizing the execution, delivery and performance in accordance with their respective terms of the agreements described in clause (ii) below and (C) a long form good standing certificate of such License Subsidiary, as applicable, from its jurisdiction of organization, (ii) the License Subsidiaries shall have entered into License Agreements and (iii) except as permitted by a License Agreement, anything incidental to the ownership of the Collateral Trademarks (including filing or registering any application for or registration of all current or future Collateral Trademarks and the prosecution, maintenance, renewal or enforcement of same) shall be done solely by the Licensee Subsidiaries (or their respective selected designees).

(f) Other Intellectual Property Arrangements. (i) Each of the Borrower, Dex West, RHDI, SuperMedia, the Service Company and each other Shared Collateral Loan Party shall have entered into Master IP License Agreements substantially in the form of Exhibit I hereto and (ii) each of the Borrower, Dex West, RHDI, SuperMedia, the Service Company and each other Shared Collateral Loan Party (other than the Ultimate Parent) shall have delivered to each other above-referenced party and its Subsidiaries (other than License Subsidiaries) as of the Closing Date current or contingent (e.g., through an escrow arrangement reasonably satisfactory to the Administrative Agent) possession of, or access to, all Escrow Materials in existence as of the Closing Date, to the extent the applicable owner or licensee of any Escrow Materials is not permitted by the Agent to make delivery of same to any of such other parties promptly after the Closing Date. Notwithstanding anything to the contrary contained in this Section 4.01(f), neither Borrower, Dex West, RHDI, SuperMedia, the Service Company nor any other Shared Collateral Loan Party shall be deemed to have failed to satisfy this Section 4.01(f) for any inadvertent failure to deliver or place into escrow any Escrow Materials because such party was unaware of the existence of any such item, provided that (x) delivery or escrow of any such item is made promptly after identification or discovery of such item (and that such item has not been delivered or escrowed) by such party and (y) none of such other parties are materially damaged or prejudiced, and do not lose any material rights, due to such failure.

(g) Existing Credit Agreement. The Borrower shall have timely paid current scheduled amortization and interest (at the non-default rate) on the Loans (as defined in the Existing Credit Agreement) in accordance with the Existing Credit Agreement [and, to the extent applicable, the Cash Collateral Order,]32 and shall have paid all other fees and expenses then due and payable with respect to the Existing Credit Agreement.

(h) Fees. The Lenders and the Administrative Agent shall have received all fees required to be paid, and all expenses for which reasonably detailed invoices have been presented, on or before the Closing Date.

(i) No Actions. There shall be no action, suit, investigation or proceeding pending or, to the knowledge of the Borrower, threatened in any court or before any arbitrator or Governmental Authority that could reasonably be expected to (x) have a material adverse effect on the business, assets, properties, liabilities (actual and contingent), operations or condition (financial or otherwise) of the Ultimate Parent and the other Loan Parties

[32]	To be included if applicable

and their respective Subsidiaries, taken as a whole, (y) adversely affect the ability of the Ultimate Parent or any other Loan Party to perform its obligations under the Loan Documents or (z) adversely affect the rights and remedies of the Agent or the Lenders under the Loan Documents.

(j) Shared Services Agreement. The Administrative Agent shall have received the Shared Services Agreement, duly executed and delivered by the Ultimate Parent, the Service Company, the Borrower and each other party thereto, in substantially the form attached as Exhibit E hereto.

(k) Tax Sharing Agreements. The Administrative Agent shall have received the Tax Sharing Agreements, duly executed and delivered by the parties thereto.

(l) Financial Statements. The Lenders shall have received the unaudited interim consolidated financial statements described in Section 3.04.

(m) Closing Certificate. The Administrative Agent shall have received and shall be satisfied with (x) a certificate of an authorized officer of each Loan Party (other than any Newco Subordinated Guarantor), dated the Closing Date, with appropriate insertions and attachments including (i) the certificate of incorporation or formation, as applicable, of such Person, as applicable, certified by the relevant authority of the jurisdiction of organization of such Person, as applicable, (ii) a complete copy of resolutions adopted by the Governing Board of such Person authorizing the execution, delivery and performance in accordance with their respective terms of the Loan Documents to which such Person is a party and any other documents required or contemplated hereunder (in the case of the Ultimate Parent, a copy of the Confirmation Order in lieu of such resolutions; provided that a copy of the resolutions adopted by the new Governing Board of the Ultimate Parent ratifying the execution, delivery and performance in accordance with their respective terms of the Loan Documents to which the Ultimate Parent is a party shall be delivered to the Administrative Agent on the Closing Date) and (iii) a long form good standing certificate of such Person, as applicable, from its jurisdiction of organization and (y) a certificate signed by the president, a vice president or a Financial Officer of the Borrower, the Ultimate Parent and the Parent, confirming that the conditions in Sections 4.01(q) and 4.01(t) have been satisfied, as applicable.

(n) Legal Opinions. The Administrative Agent shall have received the following executed opinions, in each case in form and substance satisfactory to the Administrative Agent: (i) the legal opinion of Kirkland & Ellis LLP, counsel to the Ultimate Parent and its Subsidiaries, (ii) the legal opinion of Mark W. Hianik, the general counsel of the Ultimate Parent and its Subsidiaries, and (iii) the legal opinion of Fulbright & Jaworski LLP, counsel to SuperMedia and its Subsidiaries.

(o) Pledged Stock; Stock Powers; Pledged Notes. To the extent not previously delivered, (i) the Agent shall have received (x) the certificates or other instruments representing all outstanding Equity Interests of each Subsidiary owned by or on behalf of any Loan Party pledged pursuant to the Guarantee and Collateral Agreement, together with stock powers or other instruments of transfer with respect thereto endorsed in blank and (y) each promissory note pledged and required to be delivered to the Agent pursuant to the Guarantee and Collateral Agreement, together with note powers or other instruments of transfer with respect thereto endorsed in blank, and (ii) the Shared Collateral Agent shall have received, subject to the Intercreditor Agreement, (x) the certificates or other instruments representing all outstanding Equity Interests of each Subsidiary owned by or on behalf of any Shared Collateral Loan Party pledged pursuant to the Shared Guarantee and Collateral Agreement, together with stock powers or other instruments of transfer with respect thereto endorsed in blank and (y) each promissory note pledged and required to be delivered to the Shared Collateral Agent pursuant to the Shared Guarantee and Collateral Agreement, together with note powers or other instruments of transfer with respect thereto endorsed in blank.

(p) Filings, Registrations and Recordings. All documents and instruments, including Uniform Commercial Code financing statements, required by law or reasonably requested by the Agent or the Shared Collateral Agent, as applicable, to be filed, registered or recorded to create the Liens intended to be created by the Collateral Agreements and perfect such Liens to the extent required by, and with the priority required by, the Collateral Agreements, shall have been executed and be in proper form for filing, subject only to exceptions satisfactory to the Agent or the Shared Collateral Agent, as applicable, and the Collateral and Guarantee Requirement shall have otherwise been satisfied.

(q) Representations and Warranties. The representations and warranties of each Loan Party set forth in the Loan Documents shall be true and correct in all material respects (except to the extent already qualified as to materiality in which case such representations and warranties shall be true in all respects) on and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects (except to the extent already qualified as to materiality in which case such representations and warranties shall be true in all respects) on and as of such earlier date).

(r) Mortgages. The Collateral and Guarantee Requirement shall have been satisfied with respect to the Mortgaged Properties listed on Schedule 1.01B.

(s) Control Agreements. To the extent not previously delivered, (i) the Agent shall have received control agreements executed by all parties thereto with respect to each “deposit account” (as defined in the Guarantee and Collateral Agreement) and “securities account” (as defined in the Guarantee and Collateral Agreement) with respect to which a control agreement is required to be delivered by any Loan Party to the Agent pursuant to the Guarantee and Collateral Agreement, in each case in form and substance reasonably satisfactory to the Agent and (ii) the Shared Collateral Agent shall have received control agreements executed by all parties thereto with respect to each “deposit account” (as defined in the Shared Guarantee and Collateral Agreement) and “securities account” (as defined in the Shared Guarantee and Collateral Agreement) with respect to which a control agreement is required to be delivered by any Shared Collateral Loan Party to the Shared Collateral Agent pursuant to the Shared Guarantee and Collateral Agreement, in each case in form and substance reasonably satisfactory to the Shared Collateral Agent.

(t) No Default. After giving effect to Section 9.17, no Default shall have occurred and be continuing as of the Closing Date.

(u) Other Transaction Documents. The Administrative Agent shall have received copies of the Dex West Credit Agreement, the RHDI Credit Agreement and the SuperMedia Credit Agreement, in each case certified by an authorized officer of the Ultimate Parent.

(v) Interest under Existing Credit Agreement. The accrued and unpaid interest on the Loans (as defined in the Existing Credit Agreement) to the Closing Date (at the applicable non-default rate) shall have been paid in full in cash by the Borrower.33

(w) Flood Hazards. The Administrative Agent shall have received a completed “Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determination with respect to each Mortgaged Property (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the Borrower and each Loan Party relating thereto), if any, and if any such Mortgaged Property is located in a special flood hazard area, evidence of flood insurance in form and amount reasonably satisfactory to the Administrative Agent.

The Administrative Agent shall notify the Borrower and the Lenders of the Closing Date, and such notice shall be conclusive and binding.

[33]	Potential for breakage or other costs to be discussed.

ARTICLE V

AFFIRMATIVE COVENANTS

Until the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full, each of the Borrower and, solely for purposes of (i) Sections 5.01(a), (b) and (l), 5.12(c), 5.13 and 5.15, the Ultimate Parent and (ii) Section 5.12(c), the Parent covenants and agrees with the Lenders that:

Section 5.01    Financial Statements and Other Information.     The Borrower will furnish to the Administrative Agent and each Lender:

(a) no later than the earlier of (i) 10 days after the date that the Borrower is required to file a report on Form 10-K with the Securities and Exchange Commission in compliance with the reporting requirements of Section 13 or 15(d) of the Exchange Act (whether or not the Borrower is so subject to such reporting requirements), and (ii) 90 days after the end of each fiscal year of the Borrower, commencing with the fiscal year ending December 31, 2013, (A) (x) the Ultimate Parent’s audited consolidated balance sheet and related consolidated statements of operations, stockholders’ equity and cash flows as of the end of and for such year and (y) the Ultimate Parent’s audited consolidating balance sheet and related consolidating statements of operations, stockholders’ equity and cash flows as of the end of and for such year (with each such consolidating financial statement showing the standalone financial information for each of the Borrower and its consolidated Subsidiaries, Dex West and its consolidated Subsidiaries, RHDI and its consolidated Subsidiaries and SuperMedia and its consolidated Subsidiaries and otherwise being in form substantially similar in all material respects to the consolidating financial statements of the Ultimate Parent most recently delivered to the Administrative Agent prior to the Closing Date or such other form as may be reasonably acceptable to the Administrative Agent), setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by KPMG LLP or other independent public accountants of recognized national standing (without a “going concern” or like qualification, exception or explanatory paragraph and without any qualification or exception as to the scope of such audit or other material qualification or exception; provided, that if the Ultimate Parent switches from one independent public accounting firm to another, the audit report of any such new accounting firm may contain a qualification or exception as to the scope of such consolidated or consolidating financial statements that relates to any fiscal year prior to its retention which, for the avoidance of doubt, shall have been the subject of an audit report of the previous accounting firm meeting the criteria set forth above) to the effect that such consolidated and consolidating financial statements present fairly in all material respects the financial condition and results of operations of the Ultimate Parent and its consolidated Subsidiaries on a consolidated or consolidating basis, as the case may be, in accordance with GAAP consistently applied, except for the income tax provision which reflects an allocation to each Subsidiary of the Ultimate Parent’s income tax provision prepared on a consolidated basis and (B) the Borrower’s unaudited consolidated balance sheet and related consolidated statements of operations, stockholders’ equity and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all certified by a Financial Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except for the income tax provision which reflects an allocation to the Borrower, and its Subsidiaries of the Ultimate Parent’s income tax provision prepared on a consolidated basis[; provided, that detailed income statement and balance sheet information reflecting the elimination of the Borrower’s adoption of fresh-start accounting in accordance with GAAP upon effectiveness of the Reorganization Plan shall be included in (x) Management’s Discussion and Analysis or Liquidity and Capital Resources, in the case of the financial statements delivered pursuant to clause (A), and (y) Borrower’s Management’s Narrative Analysis and Results of Operations, in the case of the financial statements delivered pursuant to clause (B)]34;

[34]	To be included if applicable

(b) no later than the earlier of (i) 10 days after the date that the Borrower is required to file a report on Form 10-Q with the Securities and Exchange Commission in compliance with the reporting requirements of Section 13 or 15(d) of the Exchange Act (whether or not the Borrower is so subject to such reporting requirements), and (ii) 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, commencing with the fiscal quarter ending March 31, 2013, (A) (x) the Ultimate Parent’s unaudited consolidated balance sheet and related statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year and (y) the Ultimate Parent’s unaudited consolidating balance sheet and related consolidating statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year (with each such consolidating financial statement showing the standalone financial information for each of the Borrower and its consolidated Subsidiaries, Dex West and its consolidated Subsidiaries, RHDI and its consolidated Subsidiaries and SuperMedia and its consolidated Subsidiaries and otherwise being in form substantially similar in all material respects to the consolidating financial statements of the Ultimate Parent most recently delivered to the Administrative Agent prior to the Closing Date or such other form as may be reasonably acceptable to the Administrative Agent), setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Financial Officer of the Ultimate Parent as presenting fairly in all material respects the financial condition and results of operations of the Ultimate Parent and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except for the income tax provision which reflects an allocation to each Subsidiary of the Ultimate Parent’s income tax provision prepared on a consolidated basis, subject to normal year-end audit adjustments and the absence of footnotes and (B) the Borrower’s unaudited consolidated balance sheet and related consolidated statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Financial Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except for the income tax provision which reflects an allocation to the Borrower and its Subsidiaries of the Ultimate Parent’s income tax provision prepared on a consolidated basis, subject to normal year-end audit adjustments and the absence of footnotes[;provided, that detailed income statement and balance sheet information reflecting the elimination of the Borrower’s adoption of fresh-start accounting in accordance with GAAP upon effectiveness of the Reorganization Plan shall be included in (x) Management’s Discussion and Analysis or Liquidity and Capital Resources, in the case of the financial statements delivered pursuant to clause (A), and (y) Borrower’s Management’s Narrative Analysis and Results of Operations, in the case of the financial statements delivered pursuant to clause (B)]35;

(c) concurrently with any delivery of financial statements under clause (a)(B) or (b)(B) above, the corresponding financial statements with respect to Dex West, RHDI and SuperMedia that are required to be delivered by Dex West, RHDI and SuperMedia under the Dex West Credit Agreement, the RHDI Credit Agreement and the SuperMedia Credit Agreement, respectively;

(d) concurrently with any delivery of financial statements under clause (a) or (b) above, a certificate of a Financial Officer of the Borrower (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations demonstrating compliance with Section 6.14 (commencing with the fiscal quarter ending March 31, 2013), (iii) stating whether any change in GAAP or in the application thereof has occurred since the Closing Date that has had an effect on the financial statements accompanying such certificate and specifying any such change and the related effect, (iv) identifying any Subsidiary of the Dex East Loan Parties formed or acquired since the end of the previous fiscal quarter,

[35]	To be included if applicable

(v) identifying any parcels of real property or improvements thereto with a value exceeding $10,000,000 that have been acquired by the Dex East Loan Parties since the end of the previous fiscal quarter, (vi) identifying any changes of the type described in Section 5.03(a) that have not been previously reported by the Borrower, (vii) identifying any Permitted Acquisition or other acquisitions of going concerns that have been consummated since the end of the previous fiscal quarter, including the date on which each such acquisition or Investment was consummated and the consideration therefor, (viii) identifying any material Intellectual Property (as defined in the Guarantee and Collateral Agreement) with respect to which a notice is required to be delivered under the Guarantee and Collateral Agreement and has not been previously delivered, (ix) identifying any Prepayment Events or Ultimate Parent Asset Dispositions that have occurred since the end of the previous fiscal quarter and setting forth a reasonably detailed calculation of the Net Proceeds received from any such Prepayment Events or Ultimate Parent Asset Dispositions, (x) identifying any change in the locations at which equipment and inventory, in each case with a value in excess of $10,000,000, are located, if not owned by the Dex East Loan Parties, (xi) identifying any Services Assets (as defined in the Shared Services Agreement) (but with respect to Services Assets that constitute Intellectual Property, solely Intellectual Property that has been registered or patented or the registration of which has been applied for) contributed by the Borrower and its Subsidiaries to the Service Company during the immediately preceding fiscal quarter, and a reasonably detailed description of such Services Assets and the value thereof, (xii) attaching a schedule setting forth a computation (and any utilization by the Borrower) of Excess Cash Flow, Borrower’s Discounted Prepayment Portion of Excess Cash Flow and Borrower’s Discretionary Portion of Excess Cash Flow as of the end of the period covered by such financial statements and (xiii) setting forth (A) a reporting sales metric (which will serve as leading indicator of reported print and digital revenues), for such fiscal quarter or fiscal year, as applicable, (B) print and digital revenue and a gross margin amount for each of such reported revenue amounts for such fiscal quarter or fiscal year, as applicable, and (C) statements of cash flow from operations (with a reconciliation of net income to operating cash flow from operations and financing activities (including capital expenditures)) for such fiscal quarter or fiscal year, as applicable;

(e) concurrently with any delivery of financial statements under clause (a) above, a certificate of the accounting firm that reported on such financial statements stating whether they obtained knowledge during the course of their examination of such financial statements of any Default or Event of Default in respect of Section 6.14 (which certificate may be limited to the extent required by accounting rules, guidelines or practice);

(f) within 30 days after the commencement of each fiscal year of the Borrower, a detailed consolidated budget for such fiscal year (including a projected consolidated balance sheet and related statements of projected operations and cash flow as of the end of and for such fiscal year and setting forth the assumptions used for purposes of preparing such budget, in form reasonably satisfactory to the Administrative Agent), promptly when available, any material significant revisions of such budget;

(g) promptly after the same become publicly available, and no later than five Business Days after the same are sent, copies of all periodic and other reports, proxy statements and other materials filed by the Dex East Loan Parties with the Securities and Exchange Commission, or any Governmental Authority succeeding to any or all of the functions of said Commission, or with any national securities exchange, or distributed by the Ultimate Parent or the Parent to its shareholders generally;

(h) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Dex East Loan Parties, or compliance with the terms of any Loan Document, as the Administrative Agent (including on behalf of any Lender) may reasonably request;

(i) concurrently with any delivery of financial statements and related information by any Loan Party to any debtholder of Dex Digital, RHDC or of any Newco not otherwise required to be delivered hereunder, copies of such financial statements and related information;

(j) promptly following receipt thereof, copies of any documents described in Sections 101(k) or 101(l) of ERISA that any Loan Party or any ERISA Affiliate may request with respect to any Multiemployer Plan; provided, that if the Loan Parties or any of their ERISA Affiliates have not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, then, upon reasonable request of the Administrative Agent, the Loan Parties and/or their ERISA Affiliates shall promptly make a request for such documents or notices from such administrator or sponsor and the Borrower shall provide copies of such documents and notices to the Administrative Agent (on behalf of each requesting Lender) promptly after receipt thereof; provided, further, that the rights granted to the Administrative Agent in this section shall be exercised not more than once during a 12-month period;

(k) if the Borrower is not then a reporting company under the Securities Exchange Act of 1934, as amended, within 45 days after the end of each fiscal quarter of the Borrower or 90 days in the case of the last fiscal quarter of each fiscal year, a narrative discussion and analysis of the financial condition and results of operations of the Borrower and its Subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, as compared to the comparable periods of the previous year, in substantially the form delivered to the Administrative Agent prior to the Closing Date;

(l) no later than five Business Days prior to the effectiveness thereof, copies of substantially final drafts of any proposed material amendment, supplement, waiver or other modification with respect to the Dex West Credit Agreement, the RHDI Credit Agreement, the SuperMedia Credit Agreement, the Shared Services Agreement, the Tax Sharing Agreements, the Subordinated Guarantee, any Master IP License Agreement, any License Agreement, any escrow arrangement with respect to the Escrow Materials entered into pursuant to this Agreement, the Restructuring Notes or any Additional Notes; and

(m) (i) promptly following receipt thereof, any notice of changes of allocation percentages that any Dex East Loan Party shall receive pursuant to the Shared Services Agreement and (ii) concurrently with any delivery of financial statements under clause (a) or (b) above, a statement of changes in the intercompany balances of the Loan Parties with the Service Company in substantially the form delivered to the Administrative Agent prior to the Closing Date.

Section 5.02    Notices of Material Events.    The Borrower will furnish to the Administrative Agent and each Lender written notice of the following promptly after any Financial Officer or executive officer of the Borrower or any Subsidiary obtains knowledge thereof:

(a) the occurrence of any Default;

(b) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Ultimate Parent, the Parent, the Borrower or any Affiliate thereof that involves (i) a reasonable possibility of an adverse determination and which, if adversely determined, could reasonably be expected to result in a Material Adverse Effect or (ii) which relates to the Loan Documents;

(c) the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect; and

(d) any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

Section 5.03    Information Regarding Collateral.    (a) The Borrower will furnish to the Administrative Agent prompt written notice of any change (i) in the legal name of any of the Dex East Loan Parties, as reflected in its organization documents, (ii) in jurisdiction of organization or corporate structure of any of the Dex East Loan Parties and (iii) in the identity, Federal Taxpayer Identification Number or organization number of any of the Dex East Loan Parties, if any, assigned by the jurisdiction of its organization. The Borrower agrees not to effect or permit any change referred to in clauses (i) through (iii) of the preceding sentence unless all filings have been made under the Uniform Commercial Code or otherwise that are required in order for the Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral of the Dex East Loan Parties for the benefit of the Secured Parties. The Borrower also agrees promptly to notify the Administrative Agent if any damage to or destruction of Collateral of the Dex East Loan Parties that is uninsured and has a fair market value exceeding $10,000,000 occurs.

(b) Each year, at the time of delivery of annual financial statements with respect to the preceding fiscal year pursuant to clause (a) of Section 5.01, the Borrower shall deliver to the Administrative Agent a certificate of a Financial Officer and the chief legal officer of the Borrower certifying that all Uniform Commercial Code financing statements (including fixture filings, as applicable) or other appropriate filings, recordings or registrations, including all refilings, rerecordings and reregistrations, containing a description of the Collateral and required pursuant to the Loan Documents to be filed, have been filed of record in each governmental, municipal or other appropriate office in each jurisdiction necessary to protect and perfect the security interests under the Guarantee and Collateral Agreement for a period of not less than 18 months after the date of such certificate (except as noted therein with respect to any continuation statements to be filed within such period).

Section 5.04    Existence; Conduct of Business.    The Borrower will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, contracts, licenses, permits, privileges and franchises material to the conduct of its business; provided, that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 6.03 or any sale of assets permitted under Section 6.05.

Section 5.05    Payment of Obligations.    The Borrower will, and will cause each of its Subsidiaries to, pay its material Indebtedness and other material obligations, including Tax liabilities, before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings and (b) the Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP.

Section 5.06    Maintenance of Properties.    The Borrower will, and will cause each of its Subsidiaries to, keep and maintain all property (other than Intellectual Property) material to the conduct of its business in good working order and condition, ordinary wear and tear excepted. The Borrower will, and will cause each of its Subsidiaries to, subject to its and their reasonable business judgment, take all actions to maintain all registrations and applications with respect to material Intellectual Property owned by any of them.

Section 5.07    Insurance.    The Borrower will, and will cause each of its Subsidiaries to, maintain, with financially sound and reputable insurance companies (a) insurance in such amounts (with no greater risk retention) and against such risks as are customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations and (b) all insurance required to be maintained pursuant to the Security Documents. The Borrower will furnish to the Lenders, upon request of the Administrative Agent, information in reasonable detail as to the insurance so maintained.

Section 5.08    Casualty and Condemnation.    The Borrower (a) will furnish to the Administrative Agent and the Lenders prompt written notice of any casualty or other insured damage to any Collateral of the Dex East Loan Parties fairly valued at more than $10,000,000 or the commencement of any action or proceeding for the taking of any Collateral of the Dex East Loan Parties or any material part thereof or material interest therein under power of eminent domain or by condemnation or similar proceeding and (b) will ensure that the Net

Proceeds of any such event (whether in the form of insurance proceeds, condemnation awards or otherwise) are collected and applied in accordance with the applicable provisions of the Security Documents and this Agreement.

Section 5.09    Books and Records; Inspection and Audit Rights.    The Borrower will, and will cause each of its Subsidiaries to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Borrower will, and will cause each of its Subsidiaries to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers, employees and independent accountants, all at such reasonable times and as often as reasonably requested.

Section 5.10    Compliance with Laws.    The Borrower will, and will cause each of its Subsidiaries to, comply with all laws, rules, regulations, including Environmental Laws, and orders of any Governmental Authority applicable to it, its operations or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

Section 5.11    Additional Subsidiaries.     If any additional Subsidiary of the Dex East Loan Parties is formed or acquired after the Closing Date, the Borrower will, within three Business Days after such Subsidiary is formed or acquired, notify the Administrative Agent and the Lenders thereof and, within 15 Business Days (or such longer period as the Administrative Agent shall agree) after such Subsidiary is formed or acquired, cause any applicable provisions of the Collateral and Guarantee Requirement to be satisfied with respect to such Subsidiary and with respect to any Equity Interest in or Indebtedness of such Subsidiary owned by or on behalf of the Dex East Loan Parties.

Section 5.12    Further Assurances.    (a) The Borrower will, and will cause each Subsidiary Loan Party to, execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, Mortgages and other documents), that may be required under any applicable law, or that the Administrative Agent or the Required Lenders may reasonably request, to cause all provisions of the Collateral and Guarantee Requirement applicable to the Dex East Loan Parties to be and remain satisfied, all at the expense of the Dex East Loan Parties; provided, that such provisions of the Collateral and Guarantee Requirement need not be satisfied with respect to (i) real properties owned by the Dex East Loan Parties with an individual fair market value (including fixtures and improvements) that is less than $10,000,000 and (ii) any real property held by the Dex East Loan Parties as a lessee under a lease. The Borrower also agrees to provide to the Administrative Agent, from time to time upon request, evidence reasonably satisfactory to the Administrative Agent as to the perfection and priority of the Liens created or intended to be created by the Security Documents.

(b) If any material asset (including any real property or improvements thereto or any interest therein) that has an individual fair market value of more than $10,000,000 is acquired by the Dex East Loan Parties after the Closing Date or owned by an entity at the time it becomes a Subsidiary Loan Party (in each case other than assets constituting Collateral under the Guarantee and Collateral Agreement that become subject to the Lien of the Guarantee and Collateral Agreement upon acquisition thereof), the Borrower will notify the Administrative Agent and the Lenders thereof, and, if requested by the Administrative Agent or the Required Lenders, the Borrower will cause such asset to be subjected to a Lien securing the Obligations and will take, and cause the Dex East Loan Parties to take, such actions as shall be necessary or reasonably requested by the Administrative Agent to grant and perfect such Liens, including actions described in paragraph (a) of this Section, all at the expense of the Dex East Loan Parties; provided, that the Collateral and Guarantee Requirement need not be satisfied with respect to (i) real properties owned by the Dex East Loan Parties with an individual fair market value (including fixtures and improvements) that is less than $10,000,000, (ii) any real property held by any of the Dex East Loan Parties as a lessee under a lease and (iii) other assets with respect to which the Agent determines that the cost or impracticability of including such assets as Collateral would be excessive in relation to the benefits to the Secured Parties.

(c) Subject to the Intercreditor Agreement, each of the Ultimate Parent and the Parent shall cause all provisions of the Collateral and Guarantee Requirement applicable to the Shared Collateral Loan Parties to be satisfied, including by causing, as applicable, (i) each Newco Subordinated Guarantor to execute a Newco Subordinated Guarantee as described in clause (e) of the definition of “Collateral and Guarantee Requirement” and (ii) each Newco Senior Guarantor to execute a supplement to the Shared Guarantee and Collateral Agreement as required thereunder; provided, that such provisions of the Collateral and Guarantee Requirement need not be satisfied with respect to (i) real properties owned by the Shared Collateral Loan Parties with an individual fair market value (including fixtures and improvements) that is less than $10,000,000 and (ii) any real property held by the Shared Collateral Loan Parties as a lessee under a lease.

Section 5.13    Credit Ratings.    Each of the Ultimate Parent and the Borrower will use its commercially reasonable efforts to maintain at all times monitored public ratings of the Loans by Moody’s and S&P and a corporate family rating for each of the Ultimate Parent and the Borrower from Moody’s and a corporate issuer rating for each of the Ultimate Parent and the Borrower from S&P.

Section 5.14    Intellectual Property.    Each of the Borrower, Dex West, RHDI, SuperMedia, the Service Company and each other Shared Collateral Loan Party (other than the Ultimate Parent) shall deliver to each other, following the Closing Date, current or contingent (e.g., through an escrow arrangement reasonably satisfactory to the Administrative Agent) possession of, or access to, all future Escrow Materials that were not Escrow Materials as of the Closing Date and material updates on an ongoing basis to Escrow Materials in existence as of the Closing Date in each case within a reasonable period of time following such Escrow Materials becoming owned, licensed or updated, as applicable, by Borrower, Dex West, RHDI, SuperMedia, the Service Company or another Shared Collateral Loan Party (other than the Ultimate Parent), as applicable. Notwithstanding anything to the contrary contained in this Section 5.14, neither Borrower, Dex West, RHDI, SuperMedia, the Service Company nor any other Shared Collateral Loan Party shall be deemed to have failed to satisfy this Section 5.14 for any inadvertent failure to deliver or place into escrow any Escrow Materials because such party was unaware of the existence of any such item, provided that (x) delivery or escrow of any such item is made within a reasonable period of time after identification or discovery of such item (and that such item has not been delivered or escrowed) by such party and (y) none of such other parties are materially damaged or prejudiced, and do not lose any material rights, due to such failure.

Section 5.15    Independent Director.    Each of the Ultimate Parent and the Borrower shall cause the board of directors, board of managers, or other equivalent governing body of each License Subsidiary to include at least two special, independent directors or members (or equivalent thereof), pursuant to documentation reasonably satisfactory to the Administrative Agent, whose consent shall be required for (i) any filing of a petition for bankruptcy by the relevant License Subsidiary, (ii) the transfer of any membership or other equity interests therein (other than the sale or other transfer of such membership or equity interests in a transaction permitted under the Loan Documents) and (iii) encumbering any asset owned by such License Subsidiary with a real property mortgage or deed of trust, as applicable, or a security agreement, pledge agreement or any similar agreement creating a Lien in respect thereof, except as permitted under the Loan Documents (including as a result of any consent, amendment, waiver or other modification obtained in accordance with the terms of the Loan Documents).

ARTICLE VI

NEGATIVE COVENANTS

Until the principal of and interest on each Loan and all fees payable hereunder have been paid in full, each of the Borrower, and solely for purposes of (i) Sections 6.13(b) and 6.16, the Parent, and (ii) Sections 6.13(b), 6.17, 6.18, 6.19 and 6.20, the Ultimate Parent, covenants and agrees with the Lenders that:

Section 6.01    Indebtedness; Certain Equity Securities.    (a) The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Indebtedness or any Attributable Debt, except:

(i) Indebtedness created under the Loan Documents and any Permitted Subordinated Indebtedness of the Borrower or its Subsidiaries to the extent the Net Proceeds thereof are used to refinance Indebtedness created under the Loan Documents;

(ii) Indebtedness existing on the Closing Date and set forth in Schedule 6.01 and Refinancing Indebtedness in respect thereof;

(iii) Indebtedness of the Borrower to any Subsidiary and of any Subsidiary to the Borrower or any other Subsidiary; provided, that no Subsidiary that is not a Loan Party shall have any Indebtedness to the Borrower or any Subsidiary Loan Party;

(iv) Guarantees by the Borrower of Indebtedness of any Subsidiary Loan Party and by any Subsidiary of Indebtedness of the Borrower or any Subsidiary Loan Party;

(v) Indebtedness and Attributable Debt of the Borrower or any Subsidiary incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals, refinancings and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof (other than by an amount not greater than fees and expenses, including premium and defeasance costs, associated therewith) or result in a decreased average weighted life thereof; provided that (1) such Indebtedness or Attributable Debt is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement and (2) the aggregate principal amount of Indebtedness and Attributable Debt permitted by this clause (v), together with the aggregate principal amount of Indebtedness and Attributable Debt of the Service Company described in Section 6.18(d)(i) allocated to the Borrower and its Subsidiaries pursuant to the Shared Services Agreement, shall not exceed $15,000,000 at any time outstanding;

(vi) Indebtedness of any Person that becomes a Subsidiary after the Closing Date and Refinancing Indebtedness in respect thereof; provided that (A) such Indebtedness (other than Refinancing Indebtedness) exists at the time such Person becomes a Subsidiary and is not created in contemplation of or in connection with such Person becoming a Subsidiary (except to the extent such Indebtedness refinanced other Indebtedness to facilitate such entity becoming a Subsidiary) and (B) the aggregate principal amount of Indebtedness permitted by this clause (vi) shall not exceed $10,000,000 at any time outstanding;

(vii) Indebtedness of the Borrower or any Subsidiary in respect of letters of credit in an aggregate face amount not exceeding $5,000,000 at any time outstanding;

(viii) unsecured Indebtedness and Attributable Debt owing to the Service Company incurred pursuant to the Shared Services Transactions; and

(ix) other unsecured Indebtedness (other than Indebtedness of the Borrower to any Affiliate of the Borrower) in an aggregate principal amount not exceeding $20,000,000 at any time outstanding.

(b) The Borrower will not, nor will it permit any Subsidiary to, issue any preferred stock or other preferred Equity Interests.

Section 6.02    Liens.    (a) The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(i) Liens created under the Loan Documents;

(ii) Permitted Encumbrances;

(iii) any Lien existing on the Closing Date and set forth in Schedule 6.02 on any property or asset of the Borrower or any Subsidiary; provided that (A) such Lien shall not apply to any other property or asset of the Borrower or any Subsidiary (other than proceeds) and (B) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals, refinancings and replacements thereof that do not increase the outstanding principal amount thereof or result in an earlier maturity date or decreased weighted average life thereof;

(iv) any Lien existing on any property or asset prior to the acquisition thereof by the Borrower or any Subsidiary or existing on any property or asset of any Person that becomes a Subsidiary after the Closing Date prior to the time such Person becomes a Subsidiary; provided that (A) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (B) such Lien shall not apply to any other property or assets of the Borrower or any Subsidiary (other than proceeds) and (C) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be and extensions, renewals, refinancings and replacements thereof that do not increase the outstanding principal amount thereof (other than by an amount not in excess of fees and expenses, including premium and defeasance costs, associated therewith) or result in a decreased average weighted life thereof;

(v) Liens on fixed or capital assets acquired, constructed or improved by the Borrower or any Subsidiary; provided that (A) such Liens secure Indebtedness permitted by clause (v) of Section 6.01(a), (B) such Liens and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement, (C) the Indebtedness secured thereby does not exceed the cost of acquiring, constructing or improving such fixed or capital assets and (D) such Liens shall not apply to any other property or assets of the Borrower or any Subsidiary (other than proceeds);

(vi) Liens on cash collateral securing letters of credit permitted by Section 6.01(a)(vii) in an aggregate amount not to exceed the lesser of (x) $5,250,000 and (y) 105% of the face amount thereof;

(vii) Liens in the nature of non-exclusive licenses of Intellectual Property granted to or in favor of another Company pursuant to the Directory Consolidation Project; and

(viii) Liens not otherwise permitted by this Section 6.02 securing obligations other than Indebtedness and involuntary Liens not otherwise permitted by this Section 6.02 securing Indebtedness, which obligations and Indebtedness are in an aggregate amount not in excess of $5,000,000 at any time outstanding.

Section 6.03    Fundamental Changes.    (a) The Borrower will not, nor will it permit any Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or liquidate, wind up or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing, (i) any Subsidiary may merge into the Borrower in a transaction in which the Borrower is the surviving entity, (ii) subject to Section 6.20, any Subsidiary may merge into any Subsidiary in a transaction in which the surviving entity is a wholly-owned Subsidiary and, if any party to such merger is a Subsidiary Loan Party, a Subsidiary Loan Party, (iii) any Subsidiary may merge or consolidate with any other Person in order to effect a Permitted Acquisition and (iv) any Subsidiary (other than the Borrower) may liquidate or dissolve if the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and is not materially disadvantageous to the Lenders; provided that (x) any such merger involving a Person that is not a wholly owned Subsidiary immediately prior to such merger shall not be permitted unless also permitted by Section 6.04 and (y) any such liquidation or dissolution involving a License Subsidiary of the Borrower shall not be permitted unless such License Subsidiary conveys, leases, sells, transfers or otherwise disposes of, in one transaction or series of transactions, all or substantially all of its business or property, whether now or hereafter acquired, to a License Subsidiary.

(b) The Borrower will not, and will not permit any of its Subsidiaries to, engage to any material extent in any business other than a Permitted Business.

(c) Notwithstanding anything to the contrary contained herein, this Section 6.03 shall not prohibit the [Mergers][“Restructuring Transactions” under (and as defined in) the Reorganization Plan.]36

Section 6.04    Investments, Loans, Advances, Guarantees and Acquisitions.    The Borrower will not, and will not permit any of its Subsidiaries to, make, purchase, hold or acquire (including pursuant to any merger with any Person that was not a wholly owned Subsidiary prior to such merger) any Investment, except:

(a) Permitted Investments;

(b) Investments existing on the date hereof and set forth on Schedule 6.04;

(c) Investments by the Borrower and its Subsidiaries in Equity Interests in Subsidiaries that are Subsidiary Loan Parties immediately prior to the time of such Investments;

(d) loans or advances made by the Borrower to any Subsidiary Loan Party and made by any Subsidiary to the Borrower or any Subsidiary Loan Party;

(e) Guarantees constituting Indebtedness permitted by Section 6.01;

(f) investments (including debt obligations and equity securities) received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;

(g) extensions of trade credit in the ordinary course of business;

(h) Investments consisting of non-cash consideration received in respect of sales, transfers or other dispositions of assets to the extent permitted by Section 6.05;

(i) Swap Agreements entered into in compliance with Section 6.07;

(j) loans and advances by the Borrower and any of its Subsidiaries to their employees in the ordinary course of business and for bona fide business purposes in an aggregate amount at any time outstanding not in excess of $2,500,000;

(k) Investments in connection with the Shared Services Transactions;

(l) Permitted Acquisitions (other than Permitted Acquisitions involving the purchase of assets from Affiliates that are not Subsidiaries of the Borrower) in an aggregate amount not to exceed $5,000,000 during the term of this Agreement;

(m) provided that (i) no Event of Default is continuing or would result therefrom, (ii) no portion of the proceeds of any such Investment is used, directly or indirectly, to purchase or repurchase, or finance the purchase or repurchase, of any Restructuring Notes, Additional Notes or any other Indebtedness of any Affiliate (and the terms of any Investment shall not permit any such purchase or repurchase by the Person in which such Investment is made while such Investment is outstanding) and (iii) no such Investment is made in any Person that is an Affiliate of the Borrower (other than the Borrower and its Subsidiaries) other than Investments that result in a purchase of assets (x) by a Newco Senior Guarantor or the Service Company in connection with equivalent Investments by each of Dex West, RHDI and SuperMedia or (y) by the Borrower or a Subsidiary in Dex Digital in connection with equivalent Investments by each of Dex West and RHDI, Investments in any other Person in an aggregate amount not to exceed $5,000,000 during the term of this Agreement; and

[36]	To be included if applicable

(n) advances or payments made by the Borrower or any Subsidiary to (x) the License Subsidiaries of the Borrower or (y) any other Person, in each case for the purpose of (i) filing, prosecuting, registering, renewing, enforcing or maintaining any Intellectual Property applications or registrations owned by such License Subsidiaries and (ii) satisfying all other liabilities related to, in connection with or incidental to (x) the maintenance of the existence of such License Subsidiaries and (y) activities of such License Subsidiaries permitted under this Agreement (including, without limitation, reimbursement for directors and officers fees and compensation) and under the organizational documents of such License Subsidiaries.

Section 6.05    Asset Sales.    The Borrower will not, and will not permit any of its Subsidiaries to, sell, transfer, lease or otherwise dispose of any asset, including any Equity Interest owned by it and any sale of assets in connection with a securitization, nor will the Borrower permit any of its Subsidiaries to issue any additional Equity Interest in such Subsidiary, except:

(a) sales of (x) inventory, (y) used, surplus, obsolete or worn-out equipment and (z) Permitted Investments in the ordinary course of business;

(b) sales, transfers and dispositions to the Borrower or a Subsidiary; provided that any such sales, transfers or dispositions involving a Subsidiary that is not a Loan Party shall be made in compliance with Section 6.09;

(c) sales of receivables on substantially the same terms that the receivables are purchased by Qwest Corp. pursuant to the Billing and Collection Agreement as in effect on November 1, 2004, including sales of receivables pursuant to and in accordance with the Billing and Collection Agreement;

(d) sale and leaseback transactions permitted by Section 6.06;

(e) sales, transfers and other dispositions of assets (other than Equity Interests in a Subsidiary) to bona fide third parties that are not Affiliates of the Borrower and that are not permitted by any other clause of this Section; provided, that the aggregate cumulative fair market value of all assets sold, transferred or otherwise disposed of after the Closing Date in reliance upon this clause (e) shall not exceed $20,000,000;

(f) sales, transfers and other dispositions pursuant to the Shared Services Transactions;

(g) the licensing or sublicensing (other than exclusive licenses or sublicenses) of Intellectual Property in the ordinary course of business in a manner that does not, and could not reasonably be expected to, materially interfere with the business of the Borrower and its Subsidiaries; and

(h) the sales, transfers or other dispositions in connection with the Directory Consolidation Project37;

provided, that (x) all sales, transfers, leases and other dispositions permitted hereby (other than pursuant to clauses (a)(y), (b), (f) and (g) above) shall be made for at least 80% cash consideration or, in the case of Permitted Investments, sales of receivables or sale and leaseback transactions, 100% cash consideration, and (y) all sales, transfers, leases and other dispositions permitted by clauses (a)(x), (e) and (g) above shall be made for fair value.

Section 6.06    Sale and Leaseback Transactions.    The Borrower will not, and will not permit any of its Subsidiaries to, enter into any arrangement, directly or indirectly, whereby it shall sell or transfer any property,

[37]	Schedule 1.01A to provide that the profits of the consolidated directories will be shared among the contributing companies in a manner reasonably acceptable to the admin agent taking into account the respective revenues of the directories that are combined, the costs of achieving the combination and the ongoing operating costs of the combination real or personal, used or useful in its business, whether now owned or hereinafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property sold or transferred, except (a) pursuant to the Shared Services Transactions or (b) any such sale of any fixed or capital assets that is made for cash consideration in an amount not less than the cost of such fixed or capital asset and is consummated within 90 days after the Borrower or such Subsidiary acquires or completes the construction of such fixed or capital asset, to the extent all Capital Lease Obligations, Attributable Debt and

Liens associated with such sale and leaseback transaction are permitted by Sections 6.01(a)(v) and 6.02(a)(v) (treating the property subject thereto as being subject to a Lien securing the related Attributable Debt, in the case of a sale and leaseback not accounted for as a Capital Lease Obligation).

Section 6.07    Swap Agreements.    The Borrower will not, and will not permit any of its Subsidiaries to, enter into any Swap Agreement, except (a) Swap Agreements entered into in the ordinary course of business to hedge or mitigate risks to which the Borrower or any Subsidiary has actual exposure (other than those in respect of Equity Interests of the Borrower or any of its Subsidiaries) in the conduct of its business or the management of its liabilities and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from floating to fixed rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Borrower or any Subsidiary.

Section 6.08    Restricted Payments; Certain Payments of Indebtedness.    (a) The Borrower will not, nor will it permit any Subsidiary to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except (i) Subsidiaries of the Borrower may declare and pay dividends or distributions ratably with respect to their Equity Interests, (ii) provided no Default or Event of Default is continuing or would result therefrom, the Borrower may make Restricted Payments to the Parent, provided that (A) the proceeds of such Restricted Payments are used to repurchase, redeem, or otherwise acquire or retire for value Equity Interests in the Ultimate Parent held by any future, present or former directors, officers, members of management, employees or consultants of the Ultimate Parent or the Service Company or their respective estates, heirs, family members, spouses or former spouses pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement, (B) (x) any Restricted Payments used to effect such repurchases, redemptions, acquisitions or retirements are made not earlier than ten Business Days prior to the date when such Equity Interests are repurchased, redeemed, acquired or retired, if such repurchase, redemption, acquisition or retirement is made and (y) if such Restricted Payments are not used for such repurchase, redemption, acquisition or retirement, the proceeds therefrom shall be returned to the Borrower as a capital contribution within ten Business Days from the date such Restricted Payment was made, (C) the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any fiscal year pursuant to this clause (ii) (other than (1) any such Equity Interests repurchased, redeemed, acquired or retired in compensation for any taxes due or payable by the holder thereof, and (2) any such Equity Interests that are deemed repurchased, redeemed, acquired or retired by the Ultimate Parent in connection with the exercise of stock options or warrants by the holder thereof in connection with the payment of all or a portion of the exercise price of such options or warrant) will not exceed $1,000,000 per year and (D) such Equity Interests shall only be repurchased, redeemed, acquired or retired in connection with the death, resignation or retirement of, or settlement of a dispute with, any such Person, (iii) Restricted Payments in amounts as shall be necessary to make Tax Payments; provided that all Restricted Payments made pursuant to this clause (iii) are used by the recipient for the purpose specified in this clause (iii) within 30 days of receipt thereof, (iv) provided no Default or Event of Default is continuing or would result therefrom, the Borrower may from time to time pay cash dividends or distributions to the Parent in an amount not in excess of the lesser of (x) the Ultimate Parent Annual Cash Interest Amount and (y) the regularly scheduled cash interest payable (taking into account the Ultimate Parent PIK Election made pursuant to Section 6.17(j)) on the Restructuring Notes (or any Additional Notes incurred to refinance such Restructuring Notes) during the next period of ten Business Days, provided, however, that (A) any such dividends or distributions relating to any such cash interest payment must be paid not earlier than ten Business Days prior to the date when such cash interest is required to be paid by the Ultimate Parent and the proceeds must (except to the extent prohibited by applicable subordination provisions) be applied by the Ultimate Parent, to the payment of such interest when due, (B) the Borrower and its Subsidiaries shall be in Pro Forma

Compliance after giving effect to the payment of any such dividends or distributions pursuant to this clause (iv) and (C) in no event may the amount of any such dividend or distribution made pursuant to this clause (iv) relating to any such cash interest payment exceed 27% of the amount of such cash interest paid by the Ultimate Parent when due, (v) the Borrower may make Restricted Payments as part of the Shared Services Transactions and (vi) the Borrower may make Restricted Payments to the Parent in an aggregate amount not to exceed $2,000,000 during any fiscal year of the Borrower, provided that (A) no Default or Event of Default is continuing or would result therefrom, (B) the aggregate amount of Restricted Payments made pursuant to this clause (vi) shall not exceed $5,000,000 over the term of this Agreement, (C) the Ultimate Parent shall apply such Restricted Payments within 30 days of receipt thereof and only to fund general corporate expenses permitted hereunder and (D) no Restricted Payments made pursuant to this clause (vi) shall be used to (x) effect the repurchase, or the making of any payments in respect, of Restructuring Notes or Additional Notes or (y) make any payment to or Investment in any Affiliate other than the Borrower or a Subsidiary of the Borrower (or any director, officer or employee of any such Affiliate).

(b) The Borrower will not, nor will it permit any Subsidiary to, make or agree to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any Indebtedness, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Indebtedness, except:

(i) payment of Indebtedness created under the Loan Documents;

(ii) payment of regularly scheduled interest and principal payments as and when due in respect of any Indebtedness, other than payments in respect of subordinated Indebtedness to the extent prohibited by the subordination provisions thereof;

(iii) refinancings of Indebtedness to the extent permitted by Section 6.01;

(iv) payment of secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness;

(v) prepayment of Capital Lease Obligations in an aggregate cumulative amount from and after the Closing Date not exceeding $5,000,000;

(vi) payment of any Indebtedness owing to the Service Company arising pursuant to the Shared Services Transactions; and

(vii) payment of any Indebtedness owing to the Borrower or any Subsidiary Loan Party.

(c) The Borrower will not, and will not permit any Subsidiary to, furnish any funds to, make any Investment in, or provide other consideration to any other Person for purposes of enabling such Person to, or otherwise permit any such Person to, make any Restricted Payment or other payment or distribution restricted by this Section that could not be made directly by the Borrower in accordance with the provisions of this Section.

(d) Notwithstanding anything to the contrary in this Agreement or the other Loan Documents, the Loan Parties shall be permitted to make all distributions required to be made by the Loan Parties on or after the Closing Date [(pursuant to the Reorganization Plan and the Confirmation Order]38.

Section 6.09    Transactions with Affiliates.    The Borrower will not, nor will it permit any Subsidiary to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or

[38]	To be included if applicable

assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) transactions on terms and conditions not less favorable, considered as a whole, to the Borrower or such Subsidiary than could be obtained on an arm’s-length basis from unrelated third parties, (b) transactions between or among the Borrower and the Subsidiary Loan Parties not involving any other Affiliate, (c) any payment permitted by Section 6.08 or any Investment permitted by Section 6.04 specifically contemplated by Section 6.04 to be made among Affiliates, (d) the sale of receivables on substantially the same terms that the Borrower Receivables are purchased by Qwest Corp. pursuant to the Billing and Collection Agreement as in effect on November 1, 2004, (e) any Restricted Payment permitted by Section 6.08(a)(ii), (f) subject to Section 6.13(b), the existence of, or performance by the Borrower or any of its Subsidiaries of its obligations under the terms of, the Tax Sharing Agreements, (g) Shared Services Transactions, (h) arrangements pursuant to which payments by Qwest for advertising in directories that were committed to be made in connection with the East Acquisition and the acquisition by Dex West of Qwest’s directories services business in the West Territories are allocated approximately 42% to the Borrower and approximately 58% to Dex West (without regard to the directories in which such advertising is actually placed), (i) the issuance by the Borrower or any Subsidiary of Equity Interests to, or the receipt of any capital contribution from, the Parent, the Borrower or a Subsidiary, (j) the transactions in connection with the Directory Consolidation Project, (k) the License Agreements, the Master IP License Agreements and the provision of the Escrow Materials and [(l) the “Restructuring Transactions” under (and as defined in) the Reorganization Plan]39. Additionally, without limiting the foregoing, transactions between the Borrower and its Subsidiaries, on the one hand, and Dex Digital, RHDC and/or any Newcos or any of their respective Subsidiaries, on the other hand, that are not part of Shared Services or other similar ordinary course transactions, must satisfy the following requirements: (i) the terms of any such transaction must not be less favorable in any material respect than the terms the Borrower or such Subsidiary of the Borrower would receive in an arms-length transaction with a third party (and, in the case of any such transaction involving consideration in excess of $50,000,000, the terms of such transaction must be confirmed as arms-length by a reputable financial institution or advisor); (ii) no such transaction shall involve the transfer of ownership of any operating assets (including intellectual property rights) or personnel to Dex Digital, RHDC and/or any Newcos or any of their respective Subsidiaries; and (iii) all such transactions shall result in the receipt of reasonably equivalent value by the Borrower and its Subsidiaries and no such transaction shall result in the transfer of any revenues that would otherwise be recognized by the Borrower or any of its Subsidiaries to Dex Digital, RHDC and/or any Newcos or any of their respective Subsidiaries.

Section 6.10    Restrictive Agreements.    The Borrower will not, nor will it permit any Subsidiary to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of the Borrower or any Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets to the Secured Parties securing the Obligations, or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to any of its Equity Interests or to make or repay loans or advances to the Borrower or any other Subsidiary or to Guarantee Indebtedness of the Borrower or any other Subsidiary; provided, that (i) the foregoing shall not apply to restrictions and conditions imposed by law or by any Loan Document, (ii) the foregoing shall not apply to restrictions and conditions existing on the date hereof identified on Schedule 6.10 (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition), (iii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale, provided such restrictions and conditions apply only to the Subsidiary that is to be sold and such sale is permitted hereunder, (iv) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness and the proceeds thereof, (v) clause (a) of the foregoing shall not apply to customary provisions in leases restricting the assignment thereof, (vi) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement related to any Indebtedness incurred by a Subsidiary prior to the date on which such Subsidiary was acquired by the Borrower (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope

[39]	To be included if applicable

of, any such restriction or condition), (vii) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement related to the refinancing of Indebtedness, provided that the terms of any such restrictions or conditions are not materially less favorable to the Lenders than the restrictions or conditions contained in the predecessor agreements and (viii) the foregoing shall not apply to customary provisions in joint venture agreements.

Section 6.11    Change in Business.    The Borrower will not, and will not permit any Subsidiary to, engage at any time in any business or business activity other than a Permitted Business.

Section 6.12    Fiscal Year.    The Borrower shall not change its fiscal year for accounting and financial reporting purposes to end on any date other than December 31.

Section 6.13    Amendment of Material Documents.    (a) The Borrower will not, nor will it permit any Subsidiary to, amend, modify or waive any of its rights under its certificate of incorporation, by-laws or other organizational documents if, taken as a whole, such amendment, modification or waiver is adverse in any material respect to the interests of the Lenders.

(b) None of the Ultimate Parent, the Parent or the Borrower will, nor will they permit the Service Company or any Subsidiary to amend, modify, waive or terminate any of its rights under the Shared Services Agreement, the Tax Sharing Agreements, the Subordinated Guarantee Agreement, any License Agreement, any Master IP License Agreement, any escrow arrangement with respect to the Escrow Materials entered into pursuant to this Agreement or the organizational documents of any License Subsidiary to the extent that such amendment, modification, waiver or termination is adverse in any material respect to the interests of the Lenders.

Section 6.14    Leverage Ratio and Interest Coverage Ratio.    (a) The Borrower will not permit the Leverage Ratio as of the last day of a fiscal quarter set forth below to exceed the ratio set forth opposite such date:

Fiscal Quarter Ended	Ratio
March 31, 2013	5.00 to 1.00
June 30, 2013	5.00 to 1.00
September 30, 2013	5.00 to 1.00
December 31, 2013	5.00 to 1.00
March 31, 2014	4.9375 to 1.00
June 30, 2014	4.875 to 1.00
September 30, 2014	4.8125 to 1.00
December 31, 2014	4.75 to 1.00
March 31, 2015	4.6875 to 1.00
June 30, 2015	4.625 to 1.00
September 30, 2015	4.5625 to 1.00
December 31, 2015	4.50 to 1.00
March 31, 2016	4.375 to 1.00
June 30, 2016	4.25 to 1.00
September 30, 2016	4.125 to 1.00
December 31, 2016	4.00 to 1.00

(b) The Borrower will not permit the Interest Coverage Ratio as of the last day of a fiscal quarter to be less than 1.10 to 1.00.

Section 6.15    Capital Expenditures.    The Borrower will not, and will not permit any Subsidiary to, make or commit to make any Capital Expenditure, except Capital Expenditures of the Borrower and its Subsidiaries in the ordinary course of business not exceeding $10,000,000 in the aggregate in each of the fiscal years ending December 31, 2013 and December 31, 2014 and $9,000,000 in the aggregate in each of the fiscal years ending

December 31, 2015 and December 31, 2016; provided, that Capital Expenditures of the Borrower and its Subsidiaries in the ordinary course of business, in the aggregate when combined with the Capital Expenditures of Dex West, RHDI, SuperMedia and their respective Subsidiaries, shall not exceed (i) $57,500,000 during the fiscal year ending December 31, 2013 and (ii) $50,000,000 during the fiscal years ending December 31, 2014, December 31, 2015 and December 31, 2016; provided, further, that, (x) in each case (i) up to 75% of such stated amounts referred to above, if not so expended in the fiscal year for which it is permitted, may be carried over for expenditure in the next succeeding fiscal year and (ii) Capital Expenditures made pursuant to this Section 6.15 during any fiscal year shall be deemed made, first, in respect of amounts permitted for such fiscal year as provided above and, second, in respect of amounts carried over from the prior fiscal year and (y) Capital Expenditures of a Company hereunder shall either (i) relate to assets directly owned or acquired by such Company and shall be allocated to (and paid by) such Company or (ii) relate to the acquisition or development of Shared Assets and shall be allocated to (and paid by) the Companies in accordance with their Allocated Share (as defined in the Shared Services Agreement) at the time any such payment is made.

Section 6.16    Parent Covenants.    (a)The Parent will not engage in any business or activity other than the ownership of outstanding Equity Interests of the Borrower and Dex West and their respective Subsidiaries, the issuance and sale of its Equity Interests and, in each case, activities incidental thereto.

(b) The Parent will not own or acquire any assets (other than Equity Interests of the Borrower, Dex West and Dex Media Service, other Investments in the Borrower, Dex West and their respective Subsidiaries and Dex Media Service, cash and Permitted Investments) or incur any liabilities (other than ordinary course trade payables, employee compensation liabilities (including, without limitation, loans and advances to employees in the ordinary course of business) and liabilities under the Loan Documents, the Dex West Loan Documents and the RHDI Loan Documents, subject to the Intercreditor Agreement, liabilities imposed by law, including Tax liabilities, liabilities under the Shared Services Agreement and other liabilities incidental to the maintenance of its existence and permitted activities).

(c) The Parent will not create, incur, assume or permit to exist any Liens on any property or assets now owned or hereafter acquired by it other than (i) Permitted Encumbrances and (ii) Liens securing the Dex East Obligations, the obligations under the Dex West Loan Documents and the obligations under the RHDI Loan Documents, subject to the Intercreditor Agreement.

(d) The Parent shall not in any event incur or permit to exist any Indebtedness for borrowed money other than a Guarantee of the Dex East Obligations, the obligations under the Dex West Loan Documents, the obligations under the RHDI Loan Documents and the obligations under the SuperMedia Loan Documents, subject to the Intercreditor Agreement.

Section 6.17    Ultimate Parent Covenants.    (a) The Ultimate Parent will not engage in any business or activity other than the ownership of outstanding Equity Interests of its Subsidiaries and other assets permitted under Section 6.17(b), the issuance and sale of its Equity Interests, the performance of its obligations under the Shared Services Agreement and, in each case, activities incidental thereto.

(b) The Ultimate Parent will not own or acquire any assets (other than Equity Interests of its existing Subsidiaries or any Newcos, other Investments in its existing Subsidiaries and any Newcos, assets owned or acquired in connection with its obligations under the Shared Services Agreement, cash, Permitted Investments, joint ventures or minority investments permitted under Section 6.17(e) and the Equity Interests of SuperMedia) or incur any liabilities (other than ordinary course trade payables, employee compensation liabilities (including, without limitation, loans and advances to employees in the ordinary course of business) and liabilities under the Loan Documents, the Dex West Loan Documents, the RHDI Loan Documents and the SuperMedia Loan Documents, liabilities imposed by law, including Tax liabilities, Indebtedness permitted under Section 6.17(d), liabilities under the Shared Services Agreement, liabilities under the SuperMedia Merger Agreement and other liabilities incidental to the maintenance of its existence and permitted activities).

(c) The Ultimate Parent will not create, incur, assume or permit to exist any Liens on any property or assets now owned or hereafter acquired by it other than (i) Permitted Encumbrances and (ii) Liens securing the Dex East Obligations, the obligations under the Dex West Loan Documents, the obligations under the RHDI Loan Documents and the obligations under the SuperMedia Loan Documents, subject to the Intercreditor Agreement.

(d) The Ultimate Parent shall not in any event incur or permit to exist any Indebtedness for borrowed money other than (i) the Restructuring Notes, (ii) any Additional Notes and (iii) subject to the Intercreditor Agreement, a Guarantee of the Dex East Obligations, the obligations under the Dex West Loan Documents, the obligations under the RHDI Loan Documents and the obligations under the SuperMedia Loan Documents.

(e) The Ultimate Parent may only make Investments in, or acquisitions of, any Newco so long as (i) no Default or Event of Default has occurred and is continuing, (ii) any Newco that is acquired or created as a result of such Investment or acquisition shall become a Guarantor as and to the extent required by the Collateral and Guarantee Requirement, (iii) all transactions related thereto are consummated in accordance with applicable laws in all material respects and (iv) in case of an acquisition of assets, such assets (other than assets to be retired or disposed of) are to be used, and in the case of an acquisition of any Equity Interests, the Person so acquired is engaged, in the same line of business as that of the Ultimate Parent or a line of business reasonably related thereto. The Ultimate Parent may make Investments (not consisting of contribution of assets of any of its Subsidiaries) in joint ventures and other minority investments, provided that such Investment shall be pledged as Collateral to the Shared Collateral Agent for the benefit of the Shared Collateral Secured Parties pursuant to the Shared Collateral and Guarantee Agreement.

(f) The Ultimate Parent shall not (i) make any dividends or other Restricted Payments to the holders of its Equity Interests or (ii) optionally redeem or repurchase any Restructuring Notes or Additional Notes (other than any non-cash exchange therefor for common stock of the Ultimate Parent).

(g) The Ultimate Parent may not make any Ultimate Parent Asset Disposition unless the Net Proceeds are applied to prepay the Loans pursuant to Section 2.06(c).

(h) The Ultimate Parent shall not permit the Restructuring Notes or the Restructuring Indenture to be amended in any way that is, taken as a whole, materially adverse to the interests of the Lenders and shall not (i) permit the Restructuring Notes or any Additional Notes to be secured by any assets of the Ultimate Parent or any of its Subsidiaries, (ii) permit the proceeds of any Additional Notes to be used to finance anything other than refinancing of the Restructuring Notes or any other Additional Notes, (iii) alter the maturity of the Restructuring Notes or any Additional Notes to a date, or make the Restructuring Notes or any Additional Notes mandatorily redeemable, in whole or in part, or required to be repurchased or reacquired, in whole or in part, prior to the date that is six months after the Maturity Date (other than pursuant to customary asset sale or change in control provisions), (iv) allow the Restructuring Notes or any Additional Notes to (A) have financial maintenance covenants, (B) have restrictive covenants that apply to the Parent, the Borrower or any Subsidiary (other than, solely in the case of the Restructuring Notes, the restrictive covenants set forth in the Restructuring Notes Indenture as of the Closing Date) or that impose limitations on the Ultimate Parent’s ability to guarantee or pledge assets to secure the Dex East Obligations or (C) otherwise have covenants, representations and warranties and events of default that are more restrictive than those existing in the prevailing market at the time of issuance thereof for companies with the same or similar credit ratings of the Ultimate Parent at such time issuing similar securities, (v) permit the Restructuring Notes or any Additional Notes to be guaranteed by any Subsidiary of the Ultimate Parent or not be subordinated to the Dex East Obligations on terms at least as favorable to the Lenders as the subordination terms set forth in the Restructuring Notes Indenture on the Closing Date and that are otherwise reasonably satisfactory to the Administrative Agent or (vi) permit the Restructuring Notes or any Additional Notes to be convertible or exchangeable into other Indebtedness, except other Indebtedness of the Ultimate Parent meeting the qualifications set forth in the definition of “Additional Notes”.

(i) The Ultimate Parent shall not at any time hold an aggregate amount of cash and Permitted Investments in excess of an amount equal to (a) $5,000,000 plus (b) any amounts received to fund regularly scheduled cash interest payments on the Restructuring Notes (or any Additional Notes incurred to refinance such Restructuring Notes) pursuant to Section 6.08(a)(iv) pending use by the Ultimate Parent within 10 Business Days of receipt of such amounts (in accordance with Section 6.08(a)(iv)).

(j) The Ultimate Parent shall continue to make the Ultimate Parent PIK Election during the term of this Agreement.

Section 6.18    Service Company Covenants.    (a) The Ultimate Parent will not permit the Service Company to engage in any business or activity other than the issuance and sale of its Equity Interests, ownership of the outstanding Equity Interests of its Subsidiaries and other assets permitted under Section 6.18(b) and the provision of Shared Services and, in each case, activities incidental thereto.

(b) Subject to the Intercreditor Agreement, the Ultimate Parent will not permit the Service Company to own or acquire any assets (other than the outstanding Equity Interests of its Subsidiaries, assets owned or acquired in connection with the Shared Services, cash and Permitted Investments) or incur any liabilities (other than ordinary course trade payables, employee compensation liabilities (including, without limitation, loans and advances to employees in the ordinary course of business) and other liabilities incurred in the ordinary course in connection with the provision of Shared Services by the Service Company or any Subsidiary of the Service Company pursuant to the terms of the Shared Service Agreement, liabilities under the Loan Documents, the Dex West Loan Documents, the RHDI Loan Documents and the SuperMedia Loan Documents, liabilities imposed by law, including Tax liabilities, liabilities under the Shared Services Agreement and other liabilities incidental to the maintenance of its existence and permitted activities).

(c) Subject to the Intercreditor Agreement, the Ultimate Parent will not permit the Service Company to create, incur, assume or permit to exist any Liens on any property or assets now owned or hereafter acquired by it other than:

(i) Permitted Encumbrances;

(ii) Liens securing the Dex East Obligations, the obligations under the Dex West Loan Documents, the obligations under the RHDI Loan Documents and the obligations under the SuperMedia Loan Documents, subject to the Intercreditor Agreement; and

(iii) Liens on fixed or capital assets acquired, constructed or improved by the Service Company; provided that (A) such Liens secure Indebtedness permitted by Section 6.18(d), (B) such Liens and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement, (C) the Indebtedness secured thereby does not exceed the cost of acquiring, constructing or improving such fixed or capital assets and (D) such Liens shall not apply to any other property or assets of such Service Company.

(d) The Ultimate Parent shall not permit the Service Company to in any event incur or permit to exist any Indebtedness for borrowed money other than:

(i) Indebtedness and Attributable Debt of the Service Company incurred to finance the acquisition, construction or improvement of any fixed or capital assets in connection with the provision of Shared Services, including Capital Lease Obligations and extensions, renewals, refinancings and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof (other than by an amount not greater than fees and expenses, including premium and defeasance costs, associated therewith) or result in a decreased average weighted life thereof; provided that such Indebtedness or Attributable Debt is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement; and

(ii) a Guarantee of the Dex East Obligations, the obligations under the Dex West Loan Documents, the obligations under the RHDI Loan Documents and the obligations under the SuperMedia Loan Documents, subject to the Intercreditor Agreement.

(e) The Ultimate Parent will not permit the Service Company to sell, transfer, lease or otherwise dispose of any asset, other than:

(i) sales of assets, the proceeds of which are reinvested within 90 days of such sale in assets of the Service Company related to the provision of Shared Services;

(ii) sales of (x) inventory, (y) used, surplus, obsolete or worn-out equipment and (z) Permitted Investments, in each case in the ordinary course of business;

(iii) sales, transfers and other dispositions pursuant to the Shared Services Transactions;

(iv) the licensing or sublicensing (other than exclusive licenses or sublicenses) of Intellectual Property in the ordinary course of business in a manner that does not, and could not reasonably be expected to, materially interfere with the business of the Ultimate Parent and its Subsidiaries; and

(v) other dispositions of assets (other than Equity Interests in a Subsidiary) not otherwise permitted by this Section 6.18(e); provided, that the aggregate cumulative fair market value of all assets sold, transferred or otherwise disposed of after the Closing Date in reliance upon this clause (v) shall not exceed $1,000,000.

Section 6.19    Dex Media Service Covenant.    The Ultimate Parent will not permit Dex Media Service to engage in any business or activity, or to own or acquire any assets or to incur or permit to exist any Indebtedness or Liens on its property or assets, in each case other than those incidental to pension liabilities arising pursuant to the Dex Media, Inc. Pension Plan.

Section 6.20    Limitation on Activities of the License Subsidiaries.    The Ultimate Parent shall not, directly or indirectly, permit any License Subsidiary to (a) (i) conduct, transact or otherwise engage in, or commit to conduct, transact or otherwise engage in, any business or operations other than ownership of Collateral Trademarks and anything incidental thereto (including filing or registering any application for or registration of Collateral Trademarks and the prosecution, maintenance, renewal or enforcement of Collateral Trademarks) or (ii) take any action, or conduct its affairs in a manner, that could reasonably be expected to result in the separate existence of such License Subsidiary being ignored, or the assets and liabilities of such License Subsidiary being substantively consolidated with those of the Ultimate Parent or any Subsidiary thereof in a bankruptcy, reorganization or other insolvency proceeding, (b) incur, create, assume or suffer to exist any Indebtedness or other liabilities or financial obligations, except (i) Indebtedness evidenced by the Loan Documents, (ii) Indebtedness owed to another Loan Party so long as such Indebtedness is subordinated to the Obligations (or a guarantee thereof), (iii) nonconsensual obligations imposed by operation of law, (iv) obligations with respect to its equity interests, (v) obligations (other than Indebtedness) in the ordinary course of business in the operation of its assets and (vi) the statutory liability of any general partner for the liabilities of the limited partnership in which it is a general partner, (c) breach any provision of, or default in the performance of its obligations under, any License Agreement to which it is a party, (d) without the consent of the two special independent directors or members required by Section 5.15 (but without prejudice to clause (j) of Article VII), (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of any proceeding or petition described in clause (i) of Article VII, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding that would entitle the other party or parties to an order for relief, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing (it being understood and agreed that the consent of such special independent directors or members to any of the actions described in this clause (d) shall not in any manner limit the provisions of Article VII), (e) assign any right, title or interest in or to any current or future Collateral Trademarks to any Person except as otherwise permitted under this Agreement or license any right, title or interest in or to any of the Collateral Trademarks to any Person except to the Ultimate Parent, a Subsidiary of the Ultimate Parent or as otherwise permitted under this Agreement or (f) without the prior written consent of the Administrative Agent, not to be unreasonably withheld, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or liquidate, wind up or dissolve. The Ultimate Parent shall not (x) consent to or vote in favor of (and shall not permit any Subsidiary to consent to or vote in favor of) the incurrence of any Indebtedness by any License Subsidiary (other than Indebtedness permitted pursuant to clause (b)(i) above) or (y) permit the organizational documents of any License Subsidiary, or any License Agreement to which any License Subsidiary is a party, to be amended, supplemented, waived, terminated or otherwise modified in any material respect without the prior written consent of the Administrative Agent, not to be unreasonably withheld.

ARTICLE VII

EVENTS OF DEFAULT

If any of the following events (“Events of Default”) shall occur:

(a) the Borrower shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of five days;

(c) any representation or warranty made or deemed made by or on behalf of any Loan Party in or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, or in any certificate furnished pursuant to or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed made;

(d) the Ultimate Parent, the Parent or the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02 or 5.04 (with respect to the existence of the Borrower) or in Article VI;

(e)(i) any Shared Collateral Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Section [6.4 or 6.5]40 of the Shared Guarantee and Collateral Agreement or (ii) any Shared Collateral Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Section [6.1, 6.2 or 6.3]41 of the Shared Guarantee and Collateral Agreement, and such failure shall continue unremedied for a period of 30 days after the earlier of (A) knowledge thereof by the Ultimate Parent or any Subsidiary thereof and (B) notice thereof from the Administrative Agent to the Borrower (which notice will be promptly given at the request of any Lender);

(f) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in any Loan Document (other than those specified in clause (a), (b), (d) or (e) of this Article), and such failure shall continue unremedied for a period of 30 days after notice thereof from the Administrative Agent to the Borrower (which notice will promptly be given at the request of any Lender);

(g) the Ultimate Parent or any of its Subsidiaries (other than RHDI, Dex West, SuperMedia and their respective Subsidiaries, but including, for the avoidance of doubt and without limitation, Dex Digital, RHDC, the Service Company, any Newcos, the Parent, the Borrower and the Subsidiaries) shall fail to make any payment

[40]	Section references to be updated as appropriate based on final Shared Guarantee and Collateral Agreement.
[41]	Section references to be updated as appropriate based on final Shared Guarantee and Collateral Agreement.

(whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable (after giving effect to any applicable grace period specified in the agreement or instrument governing such Indebtedness);

(h) any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided, that this clause (h) (i) shall not apply to (A) secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness, (B) Optional Repurchases permitted hereunder, (C) refinancings of Indebtedness to the extent permitted by Section 6.01 and (D) Guarantees by the Ultimate Parent and its Subsidiaries of the obligations under the Dex West Loan Documents, the obligations under the RHDI Loan Documents and the obligations under the SuperMedia Loan Documents unless (x) any payment shall have been demanded to be made by, or any other remedy shall have been exercised against, the Ultimate Parent or any of its Subsidiaries (other than RHDI, Dex West, SuperMedia and their respective Subsidiaries) or their respective assets in respect of such Guarantees and (y) the obligations under the Dex West Loan Documents, the RHDI Loan Documents or the SuperMedia Loan Documents, as the case may be, shall have been accelerated and (ii) shall give effect to any notice required or grace period provided in the agreement or instrument governing such relevant Material Indebtedness, but shall not give effect to any waiver granted by the holders of such relevant Material Indebtedness after the giving of such notice or during such applicable grace period;

(i) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Ultimate Parent, any Material Ultimate Parent Subsidiary, the Service Company, the Parent, the Borrower or any Material Subsidiary or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Ultimate Parent, any Material Ultimate Parent Subsidiary, the Service Company, the Parent, the Borrower or any Material Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(j) the Ultimate Parent, any Material Ultimate Parent Subsidiary, the Service Company, the Parent, the Borrower or any Material Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of any proceeding or petition described in clause (i) of this Article, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Ultimate Parent, any Material Ultimate Parent Subsidiary, the Service Company, the Parent, the Borrower or any Material Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding that would entitle the other party or parties to an order for relief, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(k) one or more judgments for the payment of money in an aggregate amount in excess of $25,000,000 (net of amounts covered by insurance) shall be rendered against the Ultimate Parent or any of its Subsidiaries (other than RHDI, Dex West, SuperMedia and their respective Subsidiaries, but including, for the avoidance of doubt and without limitation, Dex Digital, RHDC, the Service Company, Dex Media Service, any Newcos, the Parent, the Borrower and the Subsidiaries) or any combination thereof and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Ultimate Parent or any of its Subsidiaries (other than RHDI, Dex West, SuperMedia and their respective Subsidiaries, but including, for the avoidance of doubt and without limitation, Dex Digital, RHDC, the Service Company, Dex Media Service, any Newcos, the Parent, the Borrower and the Subsidiaries) to enforce any such judgment;

(l)(i) an ERISA Event shall have occurred, (ii) a trustee shall be appointed by a United States district court to administer any Plan(s), (iii) the PBGC shall institute proceedings to terminate any Plan, or (iv) any Loan Party or ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that it has incurred or will be assessed Withdrawal Liability to such Multiemployer Plan and such entity does not have reasonable grounds for contesting such Withdrawal Liability in a timely and appropriate manner; and in each cases (i) through (iv) above, such event or condition, in the opinion of the Required Lenders, when taken together with all other such events or conditions, if any, could reasonably be expected to result in a Material Adverse Effect;

(m) any Lien purported to be created under any Security Document or Shared Collateral Security Document shall cease to be, or shall be asserted by any Loan Party not to be, a valid and perfected Lien on any Collateral having, in the aggregate, a value in excess of $10,000,000, with the priority required by the applicable Security Document or Shared Collateral Security Document, except (i) as a result of the sale or other disposition of the applicable Collateral in a transaction permitted under the Loan Documents or (ii) as a result of the Agent’s or the Shared Collateral Agent’s failure to maintain possession of any stock certificates, promissory notes or other instruments delivered to it under the Collateral Agreements;

(n) a Change in Control shall occur;

(o) any guarantee under the Collateral Agreements for any reason shall cease to be in full force and effect (other than in accordance with its terms), or any Guarantor shall assert in writing that the Collateral Agreements or any guarantee thereunder has ceased to be or is not enforceable;

(p) the Intercreditor Agreement or any material portion thereof for any reason shall cease to be in full force and effect, or any Loan Party or any Affiliate of any Loan Party shall assert any of the foregoing;

(q) the Subordinated Guarantee Agreement or any material portion thereof for any reason shall cease to be in full force and effect, or any Loan Party or any Affiliate of any Loan Party shall assert any of the foregoing;

(r) the commencement of enforcement actions under the Shared Guarantee and Collateral Agreement with respect to any Shared Collateral Loan Party party thereto;

(s) the commencement of enforcement actions under the Shared Services Agreement or the occurrence of an event that permits the Service Company to terminate the Shared Services Agreement with respect to any Client Company (as defined in the Shared Services Agreement) and such event continues unremedied for a period of three days;

(t) the failure of the Borrower to receive any payment under either Tax Sharing Agreement when due and such failure continues unremedied for a period of three days;

(u) any License Agreement, Master IP License Agreement or any escrow arrangement with respect to the Escrow Materials entered into pursuant to this Agreement shall be terminated (other than upon the expiration of any of the respective terms thereof), cease to be effective or cease to be the legally valid, binding and enforceable obligation in any material respect of any party thereto; or

(v) either Tax Sharing Agreement shall be terminated (other than upon expiration of the term thereof), cease to be effective or cease to be the legally valid, binding and enforceable obligation in any material respect of any party thereto.

then, and in every such event (other than an event with respect to the Borrower described in clause (i) or (j) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may with the consent of the Required Lenders, and at the request of the Required Lenders shall, by notice to the Borrower, declare the Loans then outstanding to be due and payable in whole, and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event with respect to the Borrower described in clause (i) or (j) of this Article, the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

ARTICLE VIII

THE AGENT

Each of the Lenders hereby irrevocably appoints the Agent as its agent and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto.

The bank serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if it were not the Agent hereunder.

The Agent shall not have any duties or obligations except those expressly set forth in the Loan Documents. Without limiting the generality of the foregoing, (a) the Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Loan Documents that the Agent is required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02), and (c) except as expressly set forth in the Loan Documents, the Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Ultimate Parent, the Parent, the Borrower or any of its Subsidiaries that is communicated to or obtained by the bank serving as Agent or any of its Affiliates in any capacity (other than as Agent). The Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02) or in the absence of its own gross negligence or willful misconduct. The Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to the Agent by the Borrower or a Lender, and the Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Agent.

The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. The Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by the Agent. The Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of each Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.

Subject to the appointment and acceptance of a successor to the Agent as provided in this paragraph, the Agent may resign at any time by notifying the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right, with the consent of the Borrower (such consent not to be unreasonably withheld or delayed and such consent not to be required if an Event of Default under clause (a), (b), (i) or (j) of Article VII has occurred and is continuing), to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent which shall be a bank with an office in New York, New York, or an Affiliate of any such bank. Upon the acceptance of its appointment as Agent and Collateral Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the Agent’s resignation hereunder, the provisions of this Article and Section 9.03 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Agent.

Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or related agreement or any document furnished hereunder or thereunder.

The Arrangers and Syndication Agent shall be entitled to the benefits of this Article VIII.

ARTICLE IX

MISCELLANEOUS

Section 9.01    Notices.    (a) Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(i) if to the Ultimate Parent, the Parent or the Borrower, to it at Dex Media East, Inc., 1001 Winstead Drive, Cary, North Carolina, 27513, Attention of General Counsel (Telecopy No. (919) 297-1518);

(ii) if to the Agent, to JPMorgan Chase Bank, N.A., Global Loan Operations, 500 Stanton Christiana Road, Ops 2, Floor 3, Newark, Delaware 19713, Attention of John Getchius (Telecopy No. (9302) 634-3301, with a copy to JPMorgan Chase Bank, N.A., 383 Madison Avenue, New York, New York 10179, Attention of Neil Boylan (Telecopy No. (212) 622-4560); and

(iii) if to any other Lender, to it at its address (or telecopy number) set forth in its Administrative Questionnaire.

(b) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided, that the foregoing shall not apply to notices pursuant to Article II unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(c) Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

Section 9.02    Waivers; Amendments.    (a) No failure or delay by the Agent or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Agent and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Default, regardless of whether the Agent or any Lender may have had notice or knowledge of such Default at the time.

(b) Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except (x) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Ultimate Parent, the Parent, the Borrower and the Required Lenders, (y) in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Agent or the Shared Collateral Agent, as applicable, and the Loan Party or Loan Parties that are parties thereto, in each case with the consent of the Required Lenders, or (z) in the case of this Agreement or any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Loan Party or Loan Parties subject to such Loan Document, the Agent and, as applicable, the Shared Collateral Agent, to cure any ambiguity, omission, defect or inconsistency; provided that any such agreement to waive, amend or modify this Agreement or any other Loan Document or any provision hereof or thereof pursuant to the foregoing clause (z) shall also be made to the Dex West Credit Agreement or the Dex West Loan Documents, the RHDI Credit Agreement or the RHDI Loan Documents, or the SuperMedia Credit Agreement or SuperMedia Loan Documents, as applicable; provided, further, that no such agreement shall (i) reduce the principal amount of any Loan held by any Lender or reduce the rate of interest thereon, or reduce any fees payable to any Lender hereunder, without the written consent of such Lender, (ii) postpone the maturity of any Lender’s Loan, or any scheduled date of payment of the principal amount of any Lender’s Loan under Section 2.05, or any date for the payment of any interest or fees payable to any Lender hereunder, or reduce the amount of, waive or excuse any such payment, without the written consent of such Lender, (iii) change Section 2.13(b) or (c) in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender, (iv) change any of the provisions of this Section or the definition of “Required Lenders” or any other provision of any Loan Document specifying the number or percentage of Lenders required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender, (v) except as provided by Section 9.14, release any Guarantor from its Guarantee under a Collateral Agreement, Newco Subordinated Guarantee or other applicable Security Document or Shared Collateral Security Document (except as expressly provided in the applicable Collateral Agreement, Newco Subordinated Guarantee or other Security Document or Shared Collateral Security Document), or limit its liability in respect of such Guarantee, without the written consent of each Lender, (vi) release all or substantially all of the Collateral from the Liens of the Security Documents and Shared Collateral Security Documents, without the written consent of each Lender; provided, further, that no such agreement shall amend, modify or otherwise affect the rights or duties of the Agent without the prior written consent of the Agent. Notwithstanding the foregoing, any provision of this Agreement may be amended by an agreement in writing entered into by the Ultimate Parent, the Parent, the Borrower, the Required Lenders and the Agent if at the time such amendment becomes effective, each Lender not consenting thereto receives payment in full of the principal of and interest accrued on each Loan made by it and all other amounts owing to it or accrued for its account under this Agreement.

(c) If, in connection with any proposed change, waiver, discharge or termination of or to any of the provisions of this Agreement as contemplated by clauses (i) through (vi), inclusive, of the second proviso to Section 9.02(b), the consent of Lenders having Loans representing more than 66-2/3% of the sum of the total outstanding Loans at such time is obtained but the consent of one or more of such other Lenders whose consent is required is not obtained, then the Borrower shall have the right, so long as all non-consenting Lenders whose individual consent is required are treated as described in either clause (i) or (ii) below, to either (i) replace each such non-consenting Lender or Lenders with one or more assignees pursuant to, and with the effect of an assignment under, Section 2.14 so long as at the time of such replacement, each such assignee consents to the proposed change, waiver, discharge or termination or (ii) repay the outstanding Loans of such Lender that gave rise to the need to obtain such Lender’s consent; provided (A) that, unless the Loans that are repaid pursuant to the preceding clause (ii) are immediately replaced in full at such time through the addition of new Lenders or the increase of the outstanding Loans of existing Lenders (who in each case must specifically consent thereto), then in the case of any action pursuant to the preceding clause (ii), Lenders having Loans representing more than 66-2/3% of the sum of the total outstanding Loans at such time (determined after giving effect to the proposed action) shall specifically consent thereto and (B) any such replacement or termination transaction described above shall be effective on the date notice is given of the relevant transaction and shall have a settlement date no earlier than five Business Days and no later than 90 days after the relevant transaction.

Section 9.03    Expenses; Indemnity; Damage Waiver.    (a) The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Agent, the Arrangers and their Affiliates, including the reasonable fees, charges and disbursements of (a) a single transaction and documentation counsel for the Agent and the Arrangers and (b) such other local counsel and special counsel as may be required in the reasonable judgment of the Agent and the Arrangers, in connection with the preparation and administration of the Loan Documents or any amendments, modifications or waivers of the provisions thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all out-of-pocket expenses incurred by the Agent, the Arrangers or any Lender, (including the fees, charges and disbursements of (a) a single transaction and documentation counsel for the Agent, the Arrangers and any Lender and (b) such other local counsel and special counsel as may be required in the reasonable judgment of the Agent and the Arrangers) in connection with documentary taxes or the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans and (iii) all other reasonable out-of-pocket expenses as may be separately agreed with the Administrative Agent.

(b) The Borrower shall indemnify the Agent, the Arrangers and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of (a) a single transaction and documentation counsel for any Indemnitee and (b) such other local counsel and special counsel as may be required in the reasonable judgment of the Agent and the Arrangers, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of any Loan Document or any other agreement or instrument contemplated hereby, the performance by the parties to the Loan Documents of their respective obligations thereunder or the consummation of the Transactions or any other transactions contemplated hereby, (ii) any Loan or the use of the proceeds therefrom, (iii) any actual or alleged presence or Release of Hazardous Materials on or from any Mortgaged Property or any other property currently or formerly owned or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.

(c) To the extent that the Borrower fails to pay any amount required to be paid by it to the Agent under paragraph (a) or (b) of this Section, but without affecting the Borrower’s obligations thereunder, each Lender severally agrees to pay to the Agent such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent in its capacity as such. For purposes hereof, a Lender’s “pro rata share” shall be determined based upon its share of the sum of the total outstanding Loans at the time.

(d) To the extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions or any Loan or the use of the proceeds thereof.

(e) All amounts due under this Section shall be payable not later than 10 days after written demand therefor.

Section 9.04    Successors and Assigns.    (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)(i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees (other than the Borrower or its Affiliates or Subsidiaries) all or a portion of its rights and obligations under this Agreement (including all or a portion of the Loans at the time owing to it), with the prior written consent (such consent not to be unreasonably withheld or delayed) of:

(A) the Borrower, provided that no consent of the Borrower shall be required (x) for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund (as defined below) or, (y) if an Event of Default has occurred and is continuing, any other assignee; and

(B) the Administrative Agent, provided that no consent of the Administrative Agent shall be required for an assignment of Loans to an assignee that is a Lender immediately prior to giving effect to such assignment, an Affiliate of a Lender or an Approved Fund.

(ii) Assignments shall be subject to the following conditions:

(A) except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Loan, the amount of the Loan of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $1,000,000, in each case unless each of the Borrower and the Administrative Agent otherwise consent, provided that no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 (it being understood that only a single processing and recordation fee of $3,500 will be payable with respect to any multiple assignments to or by a Lender, an Affiliate of a Lender or an Approved Fund pursuant to clause (ii)(A) above, each of which is individually less than $1,000,000, that are simultaneously consummated); and

(D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

For purposes of this Section 9.04, the term “Approved Fund” has the following meaning:

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) any entity or an Affiliate of an entity that administers, advises or manages a Lender.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.10, 2.11, 2.12 and 9.03). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time, which register shall indicate that each lender is entitled to interest paid with respect to such Loans (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c)(i) Any Lender may, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of the Loans owing to it); provided, that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the second proviso to Section 9.02(b) that affects such Participant. Subject to paragraph (c)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.10, 2.11 and 2.12 (subject to the requirements and limitations therein, including the requirements under Section 2.12(e) (it being understood that the documentation required under Section 2.12(e) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.13(c) as though it were a Lender.

(ii) A Participant shall not be entitled to receive any greater payment under Section 2.10 or 2.12 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent.

(iii) Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”). The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

Section 9.05    Survival.    All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid. The provisions of Sections 2.10, 2.11, 2.12 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans or the termination of this Agreement or any provision hereof.

Section 9.06    Counterparts; Integration; Effectiveness.    This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent and the Arrangers constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall become effective when the conditions set forth in Section 4.01 hereof shall have been satisfied, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or email transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.07    Severability.    Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 9.08    Right of Setoff.    If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

Section 9.09    Governing Law; Jurisdiction; Consent to Service of Process.    (a) This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(b) Each of the Ultimate Parent, the Parent and the Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against the Ultimate Parent, the Parent, the Borrower or its properties in the courts of any jurisdiction.

(c) Each of the Ultimate Parent, the Parent and the Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) [After the Closing Date, the Bankruptcy Court’s retention of jurisdiction shall not govern the interpretation or enforcement of the Loan Documents or any rights or remedies related thereto.]42

(e) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 9.10    WAIVER OF JURY TRIAL.    EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER

[42]	To be included if applicable

PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.11    Headings.    Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

Section 9.12    Confidentiality.    Each of the Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates’ directors, officers, partners, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions at least as restrictive as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (ii) any pledgee referred to in Section 9.04(d), (iii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations or (iv) any credit insurance provider relating to the Borrower and its Obligations, (g) with the consent of the Borrower or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Agent or any Lender on a nonconfidential basis from a source other than the Ultimate Parent or any Subsidiary thereof. For the purposes of this Section, “Information” means all information received from the Ultimate Parent or any Subsidiary thereof relating to the Ultimate Parent or any Subsidiary thereof or its business, other than any such information that is available to the Agent or any Lender on a nonconfidential basis prior to disclosure by the Ultimate Parent or any Subsidiary thereof; provided, that, in the case of information received from the Ultimate Parent or any Subsidiary thereof after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to confidential information of its other customers.

Each Lender acknowledges that information furnished to it pursuant to this Agreement or the other Loan Documents may include material non-public information concerning the Borrower and its Affiliates and their related parties or their respective securities, and confirms that it has developed compliance procedures regarding the use of material non-public information and that it will handle such material non-public information in accordance with those procedures and applicable law, including Federal and state securities laws.

All information, including requests for waivers and amendments, furnished by the Borrower or its Affiliates or the Administrative Agent pursuant to, or in the course of administering, this Agreement or the other Loan Documents will be syndicate-level information, which may contain material non-public information about the Borrower and its Affiliates and their related parties or their respective securities. Accordingly, each Lender represents to the Borrower and the Administrative Agent that it has identified in its Administrative Questionnaire a credit contact who may receive information that may contain material non-public information in accordance with its compliance procedures and applicable law, including Federal and state securities laws.

Section 9.13    Interest Rate Limitation.    Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

Section 9.14    Termination or Release.    1.(a) At such time as the Loans, all accrued interest and fees under this Agreement, and all other obligations of the Dex East Loan Parties under the Loan Documents (other than obligations under Sections 2.10, 2.11, 2.12 and 9.03 that are not then due and payable) shall have been paid in full in cash, (i) the Collateral shall be released from the Liens created by the Security Documents and with respect to the Dex East Obligations, the Shared Collateral Security Documents and (ii) the obligations (other than those expressly stated to survive termination) of the Agent and each Loan Party under the Security Documents and, with respect to the Dex East Obligations, the Shared Collateral Security Documents shall terminate, all without delivery of any instrument or performance of any act by any Person.

(b) A Subsidiary Loan Party shall automatically be released from its obligations under the Guarantee and Collateral Agreement and the security interests in the Collateral of such Subsidiary Loan Party shall be automatically released upon the consummation of any transaction permitted by this Agreement as a result of which such Subsidiary Loan Party ceases to be a Subsidiary of the Borrower.

(c) Upon any sale or other transfer by any Dex East Loan Party of any Collateral that is permitted under this Agreement to any Person that is not a Dex East Loan Party, or upon the effectiveness of any written consent to the release of the security interest granted by the Guarantee and Collateral Agreement or any other Loan Document in any Collateral of the Dex East Loan Parties pursuant to Section 9.02 of this Agreement, the security interest in such Collateral granted by the Guarantee and Collateral Agreement and the other Loan Documents shall be automatically released (it being understood that, in the case of a sale or other transfer to a Shared Collateral Loan Party, such Collateral shall become subject to a security interest in favor of the Shared Collateral Agent as to the extent set forth in the Shared Collateral Security Documents upon the consummation of such sale or other transfer).

(d) In connection with any termination or release pursuant to paragraph (a), (b) or (c) of this Section 9.14, the Collateral Agent shall execute and deliver to any Loan Party at such Loan Party’s expense all documents that such Loan Party shall reasonably request to evidence such termination or release. Any execution and delivery of documents pursuant to this Section 9.14 shall be without recourse to or warranty by the Collateral Agent or any Lender.

Section 9.15    USA Patriot Act.    Each Lender hereby notifies the Ultimate Parent, the Parent and the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “USA Patriot Act”), it is required to obtain, verify and record information that identifies the Ultimate Parent, the Parent and the Borrower, which information includes the name and address of the Ultimate Parent, the Parent and the Borrower and other information that will allow such Lender to identify the Ultimate Parent, the Parent and the Borrower in accordance with the USA Patriot Act.

Section 9.16    Intercreditor Agreement.    Each Lender agrees that it will be bound by, and shall take no actions contrary to, the provisions of the Intercreditor Agreement or any intercreditor agreement entered into in connection with any Newco Subordinated Guarantee and authorizes the Agent to enter into the Intercreditor Agreement and any intercreditor agreement to be entered into in connection with any Newco Subordinated Guarantee (which shall be in form and substance reasonably satisfactory to the Agent) on its behalf.

Section 9.17    Amendment and Restatement.    On the Closing Date, the Existing Credit Agreement will be automatically amended and restated in its entirety to read in full as set forth herein, and all of the provisions of this Agreement which were previously not effective or enforceable shall become effective and enforceable. Notwithstanding anything to the contrary herein, subject to the satisfaction (or waiver) of the conditions set forth in Section 4.01, the Lenders hereby waive, and shall be deemed to have waived, each Default and Event of Default under (and as defined in) the Existing Credit Agreement in existence as of the Closing Date to the extent (i) arising out of the commencement of the Chapter 11 Cases or (ii) such Default or Event of Default otherwise shall have occurred and be continuing based on facts known to the Administrative Agent and the Lenders as of the Closing Date.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

NEWDEX, INC.

By:
Name:
Title:

DEX MEDIA, INC.

By:
Name:
Title:

DEX MEDIA EAST, INC.

By:
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Administrative Agent and Collateral Agent, and as a Lender

By:
Name:
Title:

Signature Page to the Dex Media East Credit Agreement

EXHIBIT B

AMENDED AND RESTATED DEX WEST SECURED CREDIT AGREEMENT

CREDIT AGREEMENT

dated as of

June 6, 2008, as amended and restated as of January 29, 2010, and as further amended and restated as of [            ], 2013,

among

NEWDEX, INC.,

DEX MEDIA, INC.,

DEX MEDIA WEST, INC., as Borrower,

The Lenders Party Hereto

and

JPMORGAN CHASE BANK, N.A., as Administrative Agent and Collateral Agent

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Syndication Agent

J.P. MORGAN SECURITIES LLC and

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Joint Lead Arrangers and Joint Bookrunners

ARTICLE I

DEFINITIONS

Section 1.01	Defined Terms	F-136
Section 1.02	Classification of Loans and Borrowings	F-163
Section 1.03	Terms Generally	F-163
Section 1.04	Accounting Terms; GAAP	F-164

ARTICLE II

THE CREDITS

ARTICLE III

REPRESENTATIONS AND WARRANTIES

ARTICLE IV

CONDITIONS

Section 4.01	Effectiveness of Agreement	F-181

ARTICLE V

AFFIRMATIVE COVENANTS

ARTICLE VI

NEGATIVE COVENANTS

ARTICLE VII

EVENTS OF DEFAULT

ARTICLE VIII

THE AGENT

ARTICLE IX

MISCELLANEOUS

SCHEDULES:

Schedule 1.01A	—	Directory Consolidation Project
Schedule 1.01B	—	Mortgaged Property
Schedule 3.05	—	Properties
Schedule 3.09	—	Taxes
Schedule 3.13	—	Subsidiaries
Schedule 3.14	—	Insurance
Schedule 3.17	—	UCC Filing Jurisdictions
Schedule 6.01	—	Existing Indebtedness
Schedule 6.02	—	Existing Liens
Schedule 6.04	—	Existing Investments
Schedule 6.10	—	Existing Restrictions

EXHIBITS:

Exhibit A	—	Form of Assignment and Assumption
Exhibit B	—	Form of Acknowledgment and Confirmation
Exhibit C	—	Form of Amended and Restated Shared Guarantee and Collateral Agreement
Exhibit D	—	Form of Amended and Restated Intercreditor and Collateral Agency Agreement
Exhibit E	—	Form of Amended and Restated Shared Services Agreement
Exhibit F	—	Form of Newco Subordinated Guarantee
Exhibit G	—	Form of Subordinated Guarantee Agreement
Exhibit H	—	Form of License Agreement
Exhibit I	—	Form of Master IP License Agreement
Exhibit J	—	Form of Election Notice
Exhibit K	—	Form of Dex Tax Sharing Agreement
Exhibit L	—	Form of SuperMedia Tax Sharing Agreement
Exhibit M	—	Form of Tax Certificates

CREDIT AGREEMENT, dated as of June 6, 2008, as amended and restated as of January 29, 2010 and as further amended and restated as of [                    ] (this “Agreement”), among NEWDEX, INC., a Delaware corporation, DEX MEDIA, INC., a Delaware corporation, DEX MEDIA WEST, INC., a Delaware corporation, the several banks and other financial institutions or entities from time to time party hereto (the “Lenders”), and JPMORGAN CHASE BANK, N.A., as administrative agent and collateral agent for such lenders.

Recitals

WHEREAS, the Ultimate Parent, the Parent and the Borrower (as each term is defined below) are parties to the Credit Agreement (as amended, supplemented or otherwise modified prior to the Closing Date (as defined below), the “Existing Credit Agreement”), dated as of June 6, 2008 and amended and restated as of January 29, 2010 (the “Original Restatement Date”), among the Ultimate Parent, the Parent, the Borrower, the Lenders and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent;

[WHEREAS, on [                    , 2013] (the “Petition Date”), the Ultimate Parent (as defined below) and its Subsidiaries (as defined below) each commenced bankruptcy cases (the “Chapter 11 Cases”) by filing voluntary petitions under chapter 11 of the Bankruptcy Code (as defined below) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”);

WHEREAS, on the Petition Date, the Ultimate Parent and its Subsidiaries filed with the Bankruptcy Court the Reorganization Plan (as defined below) and the Disclosure Statement (as defined below);

WHEREAS, on [                    , 2013], the Bankruptcy Court entered the Confirmation Order (as defined below) confirming the Reorganization Plan;

WHEREAS, pursuant to the Reorganization Plan, the Ultimate Parent and its Subsidiaries have implemented (or substantially simultaneously with the Closing Date will implement) the Amendments (as defined below);]1

WHEREAS, the Ultimate Parent and SuperMedia Inc. (“SuperMedia”) have entered into a Merger Agreement, dated as of August 20, 2012, as amended and restated as of December 5, 2012 (the “Merger Agreement”), by and among Dex One, NewDex, Inc. (“Newdex”), Spruce Acquisition Sub, Inc. (“Merger Sub”) and SuperMedia, pursuant to which Dex One merged with Newdex, with Newdex as the surviving corporation (the “Dex Merger”), and SuperMedia merged with Merger Sub, with SuperMedia as the surviving corporation (the “SuperMedia Merger” and together with the Dex Merger, the “Mergers”);

WHEREAS, after giving effect to the Mergers, SuperMedia has become a direct wholly owned subsidiary of Newdex and Newdex has become the Ultimate Parent;

WHEREAS, the Ultimate Parent, the Parent and the Borrower have requested that the Lenders amend and restate the Existing Credit Agreement as provided in this Agreement; and

WHEREAS, the Lenders are willing to so amend and restate the Existing Credit Agreement on the terms and conditions set forth herein.

Now, therefore, the parties hereto agree that the Existing Credit Agreement shall be amended and restated in its entirety as of the Closing Date to read as follows:

[1]	To be included if applicable

ARTICLE I

DEFINITIONS

Section 1.01    Defined Terms.    As used in this Agreement, the following terms have the meanings specified below:

“ABR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“Acceptable Payment Percentage” has the meaning assigned to such term in Section 2.15(c).

“Acknowledgment and Confirmation” means an Acknowledgment and Confirmation substantially in the form of Exhibit B hereto, dated the date hereof, executed by each Dex West Loan Party.

“Additional Notes” means notes issued by the Ultimate Parent after the date hereof (a) that are not secured by any assets of the Ultimate Parent or any of its Subsidiaries, (b) that bear interest at a prevailing market rate at the time of the issuance thereof, (c) the proceeds of which are used to refinance the Restructuring Notes or any Additional Notes, (d) that do not mature, and are not mandatorily redeemable, in whole or in part, or required to be repurchased or reacquired, in whole or in part, prior to the date that is six months after the Maturity Date (other than pursuant to asset sale or change in control provisions customary in offerings of similar notes), (e) that have no financial maintenance covenants and no restrictive covenants that apply to any Subsidiary of the Ultimate Parent or that impose limitations on the Ultimate Parent’s ability to guarantee or pledge assets to secure the Obligations and otherwise have covenants, representations and warranties and events of default that are no more restrictive than those existing in the prevailing market at the time of issuance for companies with the same or similar credit ratings of the Ultimate Parent at such time issuing similar securities, (f) are not guaranteed by any Subsidiary of the Ultimate Parent and are subordinated to the Obligations on terms that are no less favorable to the Lenders than the subordination terms set forth in the Restructuring Notes Indenture and that are otherwise reasonably satisfactory to the Administrative Agent and (g) are not convertible or exchangeable except into (i) other Indebtedness of the Ultimate Parent meeting the qualifications set forth in this definition or (ii) common equity of the Ultimate Parent, provided that any such exchange or conversion, if effected, would not result in a Change in Control or a Default.

“Adjusted LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

“Administrative Agent” means JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the Lenders hereunder and its Affiliates and permitted successors acting in such capacity.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Advance Amortization Payment” has the meaning assigned to such term in Section 2.06(a).

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent” means JPMorgan Chase Bank, N.A., in its capacities as Administrative Agent and/or Collateral Agent, and each of its Affiliates and successors acting in any such capacity. The Administrative Agent may act on behalf of or in place of any Person included in the “Agent”.

“Agreement” has the meaning assigned in the preamble hereto.

“Allocable Net Proceeds” means, with respect to any Equity Issuance by the Ultimate Parent 15% of the Net Proceeds of such Equity Issuance; provided, that to the extent the Indebtedness outstanding under (a) the RHDI Credit Agreement has been repaid in full, Allocable Net Proceeds shall mean 19% of the Net Proceeds of such Equity Issuance, (b) the Dex East Credit Agreement has been repaid in full, the Allocable Net Proceeds shall mean 17% of the Net Proceeds of such Equity Issuance, (c) the RHDI Credit Agreement and the Dex East Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 22% of the Net Proceeds of such Equity Issuance, (d) the SuperMedia Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 32% of the Net Proceeds of such Equity Issuance, (e) the RHDI Credit Agreement and the SuperMedia Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 54% of the Net Proceeds of such Equity Issuance, (f) the Dex East Credit Agreement and the SuperMedia Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 44% of the Net Proceeds of such Equity Issuance and (g) the Dex East Credit Agreement, the RHDI Credit Agreement and the SuperMedia Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 100% of the Net Proceeds of such Equity Issuance.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus  1/2 of 1%, (c) the Adjusted LIBO Rate for a Eurodollar Loan with an Interest Period of one month commencing on such day plus 1% and (d) 4.00%, provided that, for the avoidance of doubt, the Adjusted LIBO Rate for any day shall be based on the rate appearing on Reuters Screen LIBOR 01 Page (or on any successor or substitute of such page) at approximately 11:00 a.m., London time, on such day. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate or the Federal Funds Effective Rate or the Adjusted LIBO Rate, as the case may be.

“Amendments” means, collectively, the amendment and restatement of the RHDI Existing Credit Agreement, the Dex East Existing Credit Agreement and the SuperMedia Existing Credit Agreement, pursuant to the RHDI Credit Agreement, the Dex East Credit Agreement and the SuperMedia Credit Agreement, respectively (in each case referred to in clause (a) in the definition thereof)[, which amendments were consummated pursuant to the Reorganization Plan]2.

“Applicable Payment Percentage” has the meaning assigned to such term in Section 2.15(c).

“Applicable Rate” means, for any day, with respect to any Loan, 4.00% per annum, in the case of an ABR Loan, and 5.00% per annum, in the case of a Eurodollar Loan.

“Approved Fund” has the meaning assigned to such term in Section 9.04.

“Arrangers” means, collectively, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., in their capacities as Joint Lead Arrangers and Joint Bookrunners.

“Asset Disposition” means (a) any sale, lease, assignment, conveyance, transfer or other disposition (including pursuant to a sale and leaseback or securitization transaction) of any property or asset of the Borrower or any Subsidiary other than (i) dispositions described in clauses (a), (b), (c), (d), (f), (g) and (h) of Section 6.05 and (ii) dispositions described in Section 6.05(e) resulting in aggregate Net Proceeds not exceeding $2,500,000 during the term of this Agreement and (b) any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any property or asset of the Borrower or any Subsidiary, but only to the extent that the Net Proceeds therefrom have not been applied to repair, restore or replace such property or asset within 365 days after such event.

[2]	To be included if applicable

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

“Attributable Debt” means, on any date, in respect of any lease of the Borrower or any Subsidiary entered into as part of a sale and leaseback transaction subject to Section 6.06, (a) if such lease is a Capital Lease Obligation, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP and (b) if such lease is not a Capital Lease Obligation, the capitalized amount of the remaining lease payments under such lease that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease were accounted for as a Capital Lease Obligation.

[“Bankruptcy Code” means title 11 of the United States Code (11 U.S.C. §101 et seq.), as amended from time to time, and any successor statute.]3

[“Bankruptcy Court” has the meaning assigned to such term in the recitals to this Agreement.]4

“Billing and Collection Agreement” means the Agreement for the Provision of Billing and Collection Services for Directory Publishing Services dated as of November 1, 2004, between Qwest Corp. and the Parent.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” means Dex Media West, Inc., a Delaware corporation.

“Borrower Receivables” means the receivables of the Borrower or its Subsidiaries subject to purchase by Qwest Corp. pursuant to the Billing and Collection Agreement.

“Borrower’s Discounted Prepayment Percentage” means 30%.

“Borrower’s Discounted Prepayment Portion of Excess Cash Flow” means an amount determined following the end of each fiscal quarter of the Borrower (and certified by a Financial Officer of the Borrower pursuant to Section 5.01(d)), commencing with the first such fiscal quarter ending after the Closing Date, equal to (i) the Excess Cash Flow as of the end of such fiscal quarter multiplied by the Borrower’s Discounted Prepayment Percentage, minus (ii) (a) any Discounted Voluntary Prepayment made during the applicable ECF Period as to which the Borrower has delivered an Election Notice to the Administrative Agent that such Discounted Voluntary Prepayment shall constitute a utilization of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow within the applicable 180-day period described in Section 2.06(e) and (b) all (x) Advance Amortization Payments, (y) prepayments made pursuant to Section 2.06(a) (other than Advance Amortization Payments) and (z) other prepayments made pursuant to Section 2.06(d), in each case to the extent the Borrower has delivered an Election Notice to the Administrative Agent that such payment shall constitute a utilization of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow, provided that, for purposes of Section 2.06(e), the Borrower’s Discounted Prepayment Portion of Excess Cash Flow shall be calculated as to each individual fiscal quarter and shall not be reduced or affected by any subsequent calculation of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow at the end of any subsequent fiscal quarter.

“Borrower’s Discretionary Percentage” means 20%.

“Borrower’s Discretionary Portion of Excess Cash Flow” means an amount determined following the end of each fiscal quarter of the Borrower (and certified by a Financial Officer of the Borrower pursuant to

[3]	To be included if applicable
[4]	To be included if applicable

Section 5.01(d)), commencing with the first such fiscal quarter ending after the Closing Date, equal to (i) the Excess Cash Flow as of the end of such fiscal quarter multiplied by the Borrower’s Discretionary Percentage, minus (ii) all Discounted Voluntary Prepayments made during the applicable ECF Period as to which the Borrower has delivered an Election Notice to the Administrative Agent that such Discounted Voluntary Prepayment shall constitute a utilization of the Borrower’s Discretionary Portion of Excess Cash Flow.

“Borrower’s Portion of Excess Cash Flow” means, collectively, the Borrower’s Discounted Prepayment Portion of Excess Cash Flow and the Borrower’s Discretionary Portion of Excess Cash Flow.

“Borrowing” means Loans of the same Type, made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided, that, when used in connection with a Eurodollar Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

“Capital Expenditures” means, for any period, without duplication, (i) the additions to property, plant and equipment and other capital expenditures of the Borrower and its consolidated Subsidiaries for such period, determined in accordance with GAAP and (ii) the portion of the additions to property, plant and equipment and other capital expenditures of the Service Company for such period allocated to, and funded by, the Borrower and its consolidated Subsidiaries pursuant to the Shared Services Agreement.

“Capital Lease Obligations” of any Person means (i) the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP and (ii) in the case of the Borrower and its Subsidiaries, the portion of the obligations of the Service Company described in the foregoing clause (i) allocated to, and funded by, the Borrower and its Subsidiaries pursuant to the Shared Services Agreement.

[“Cash Collateral Order” means the Final Order Under 11 U.S.C. §§ 105, 361, 362, 363, 552 and Fed. R. Bankr. P. 2002, 4001 and 9014 (I) Authorizing Debtors to Use Cash Collateral and (II) Granting Adequate Protection to the Prepetition Secured Parties, entered by the Bankruptcy Court on [                    ], 2013.]5

“Change in Control” means, subject to the proviso below:

(a) the ownership, beneficially or of record, by any Person other than the Parent of any Equity Interest in the Borrower;

(b) the ownership, beneficially or of record, by any Person other than the Ultimate Parent of any Equity Interest in the Parent;

(c) for so long as the Shared Services Agreement is in existence, the ownership, beneficially or of record, by any Person other than the Ultimate Parent of any Equity Interests in the Service Company;

(d) the ownership, beneficially or of record, by any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of more than 35% of the outstanding Equity Interests in the Ultimate Parent;

[5]	To be included if applicable

(e) occupation of a majority of the seats (other than vacant seats) on the Governing Board of the Ultimate Parent or the Parent by Persons who were not (i) members of such Governing Board as of the Closing Date [(after giving effect to the Reorganization Plan)]6, (ii) nominated by, or whose nomination for election was approved or ratified by a majority of the directors or members of, the Governing Board of the Ultimate Parent or the Parent, as applicable, or (iii) appointed by Persons described in the foregoing clauses (i) and (ii); or

(f) the occurrence of a “Change of Control” (or similar term) as defined in the Restructuring Notes Indenture or any indenture, agreement or other instrument governing the Additional Notes;

provided, that the consummation of the Mergers pursuant to the SuperMedia Merger Agreement shall not constitute a Change in Control.

“Change in Law” means (a) the adoption of any law, rule or regulation after the date of this Agreement, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender (or, for purposes of Section 2.10(b), by any lending office of such Lender or by such Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement.

[“Chapter 11 Cases” has the meaning assigned to such term in the recitals to this Agreement.]7

“Charges” has the meaning assigned to such term in Section 9.13.

“Closing Date” means the date on which the conditions precedent set forth in Section 4.01 shall have been satisfied (or waived) and the notice contemplated in the last sentence of Section 4.01 shall have been delivered, which date is [                    , 2013].8

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means all property of the Loan Parties, now owned or hereafter acquired, upon which a Lien is purported to be created by any Security Document or Shared Collateral Security Document.

“Collateral Agent” means JPMorgan Chase Bank, N.A., in its capacity as collateral agent for the Secured Parties and its Affiliates and permitted successors acting in such capacity.

“Collateral Agreements” means the collective reference to the Guarantee and Collateral Agreement and the Shared Guarantee and Collateral Agreement.

“Collateral and Guarantee Requirement” means the requirement that:

(a) the Collateral Agent shall have received from each Dex West Loan Party either (i) a counterpart of the Guarantee and Collateral Agreement duly executed and delivered on behalf of such Dex West Loan Party or (ii) in the case of any Subsidiary that becomes a Subsidiary Loan Party after the Closing Date, a supplement to the Guarantee and Collateral Agreement, in the form specified therein, duly executed and delivered on behalf of such Subsidiary;

[6]	To be included if applicable
[7]	To be included if applicable
[8]

If the Closing Date occurs prior to March 31, 2013, the initial delivery of annual financial statements will be adjusted and the Excess Cash Flow prepayment provisions will be adjusted to require payment of the Excess Cash Flow prepayment under the Existing Credit Agreement for the period ending December 31, 2012.

(b) the Shared Collateral Agent shall have received from each Shared Collateral Loan Party (other than the Newco Subordinated Guarantors) either (i) a counterpart of the Shared Guarantee and Collateral Agreement duly executed and delivered on behalf of such Shared Collateral Loan Party or (ii) in the case of any Newco that becomes a Shared Collateral Loan Party after the Closing Date, a supplement to the Shared Guarantee and Collateral Agreement, in the form specified therein, duly executed and delivered on behalf of such Newco;

(c) all outstanding Equity Interests of the Borrower and each other Subsidiary Loan Party shall have been pledged pursuant to the Guarantee and Collateral Agreement (except that the Borrower and each other Subsidiary Loan Party shall not be required to pledge more than 65% of the outstanding voting Equity Interests of any Foreign Subsidiary) and the Collateral Agent shall have received all certificates or other instruments representing such Equity Interests, together with stock powers or other instruments of transfer with respect thereto endorsed in blank;

(d) all outstanding Equity Interests of the Parent, Dex Media Service, Dex Digital, RHDC, the Service Company and each other Subsidiary owned by or on behalf of any Shared Collateral Loan Party shall have been pledged pursuant to the Shared Guarantee and Collateral Agreement (except that the Shared Collateral Loan Parties shall not be required to pledge more than 65% of the outstanding voting Equity Interests of any Foreign Subsidiary) and, subject to the terms of the Intercreditor Agreement, the Shared Collateral Agent shall have received all certificates or other instruments representing such Equity Interests, together with stock powers or other instruments of transfer with respect thereto endorsed in blank;

(e) the Shared Collateral Agent shall have received from each Newco Subordinated Guarantor a subordinated guarantee substantially in the form of Exhibit F (or such other form as shall be reasonably acceptable to the Agent and the Shared Collateral Agent), which shall (i) to the extent permitted by the terms of any assumed Indebtedness of such Newco Subordinated Guarantor in existence prior to the acquisition of such Newco Subordinated Guarantor (without giving effect to any restriction effected by any amendment thereto entered into in contemplation of such assumption) and any Indebtedness incurred to finance the acquisition of such Newco Subordinated Guarantor, be secured by a pledge of the Equity Interests of such Newco Subordinated Guarantor’s Subsidiaries and any joint venture interest owned by such Newco Subordinated Guarantor (subject to any restrictions in the applicable joint venture agreement applicable to all partners of such joint venture; it being understood and agreed that in the event any such restriction exists, the Administrative Agent and such Newco Subordinated Guarantor shall agree upon alternative structures, if available, to effect the economic equivalent of a pledge of the applicable joint venture interest) and (ii) to the extent required by the terms of any such Indebtedness (without giving effect to any restriction effected by any amendment, waiver, modification or refinancing thereto entered into in contemplation of such assumption) be subordinated to any assumed Indebtedness of such Newco Subordinated Guarantor in existence prior to the acquisition of such Newco Subordinated Guarantor and any Indebtedness incurred to finance the acquisition of such Newco Subordinated Guarantor; provided, that (i) to the extent that any restriction shall exist which shall not permit such Guarantee or which requires the subordination thereof as described above, the Borrower shall deliver, or cause to be delivered, true and complete copies of all relevant agreements received by the Borrower in respect of such Indebtedness, certified by a Financial Officer, to the Agent at least ten Business Days prior to the completion of the acquisition of the applicable Newco Subordinated Guarantor (or, in the case of any such agreement received by the Borrower after such tenth Business Day, promptly following the Borrower’s receipt of such agreement) and (ii) notwithstanding the foregoing, no Newco Subordinated Guarantor shall be required to guarantee the Obligations to the extent such Guarantee is prohibited by the terms of any assumed Indebtedness of such Newco Subordinated Guarantor in existence prior to the acquisition of such Newco Subordinated Guarantor (without giving effect to any restriction effected by any amendment, waiver, modification or refinancing thereto entered into in contemplation of such assumption) or any Indebtedness incurred to finance the acquisition of such Newco Subordinated Guarantor if no alternative financing (on terms not materially less favorable taken as a whole to the applicable borrower or issuer) is available that would permit such Guarantee or is otherwise prohibited under applicable law; provided, further, that (x) the Ultimate Parent shall use its commercially reasonable efforts to amend any such assumed Indebtedness that is otherwise being amended in connection with such acquisition to permit such Guarantee and (y) if any Newco Subordinated Guarantor is unable to Guarantee the Obligations due to circumstances described in the first proviso hereof, then (A) the Ultimate Parent may only effect the acquisition of such Newco Subordinated Guarantor to the extent it provides evidence reasonably satisfactory to the Administrative Agent, and certification by a Financial Officer, that the Ultimate Parent was unable to obtain amendments (after use of commercially reasonable efforts) and/or alternative financing (on terms not materially less favorable taken as a whole to the applicable borrower or issuer) was not available, as the case may be, permitting such Guarantee or such Guarantee was otherwise prohibited by applicable law (and providing a description of such applicable law) and (B) to the extent permitted by applicable law, a holding company shall be formed to hold 100% of the shares of the applicable Newco Subordinated Guarantor, which holding company shall Guarantee the Obligations and pledge the stock of such Newco Subordinated Guarantor to secure such Guarantee (any Guarantee provided by this clause (e), a “Newco Subordinated Guarantee”);

(f) all documents and instruments, including Uniform Commercial Code financing statements, required by law or reasonably requested by the Agent or the Shared Collateral Agent, as applicable, to be filed, registered or recorded to create the Liens intended to be created by the Security Documents and the Shared Collateral Security Documents and perfect such Liens to the extent required by, and with the priority required by, the Collateral Agreements, shall have been filed, registered or recorded or, subject to the Intercreditor Agreement, delivered to the Agent or the Shared Collateral Agent, as applicable, for filing, registration or recording;

(g)(1) the Collateral Agent shall have received with respect to each Mortgaged Property existing on the Closing Date (i) a Mortgage Amendment, together with (i) evidence that counterparts of said Mortgage Amendments have been delivered to the Title Company (defined below), (ii) a datedown endorsement to the existing title policy insuring the Lien of each such Mortgage (or a reissued title insurance policy) (the “Mortgage Endorsements”), issued by Stewart Title Guaranty Company (the “Title Company”), insuring the Lien of such Mortgage (as amended by the applicable Mortgage Amendment) as a valid Lien on the Mortgaged Property described therein, free of any Liens except those permitted under Section 6.02, (iii) the opinions, addressed to the Collateral Agent and the Lenders of (A) outside counsel or in-house counsel, as to the due authorization, execution and delivery of the Mortgage Amendments by the Borrower or any Loan Party, as applicable, and (B) local counsel in each jurisdiction where Mortgaged Property is located regarding the Mortgage Amendments, (iv) with respect to each Mortgaged Amendment, such affidavits, certificates, instruments of indemnification and other items (including a so-called “gap” indemnification) as shall be reasonably required to induce the Title Company to issue the Mortgage Endorsements contemplated above, (v) evidence reasonably acceptable to the Collateral Agent of payment by the Borrower of all Mortgage Endorsement premiums, search and examination charges, mortgage recording taxes, fees, charges, costs and expenses required for the recording of the Mortgage Amendments, fixture filings and issuance of the Mortgage Endorsements referred to above, in each case, in form and substance reasonably satisfactory to the Collateral Agent, and (2) with respect to each Mortgaged Property acquired after the date hereof (i) execute and deliver a first priority Mortgage in favor of the Collateral Agent, for the benefit of the Secured Parties, covering such real property, subject to any Liens permitted by Section 6.02, (ii) if requested by the Collateral Agent, the Collateral Agent shall have received, and the Title Company shall have received, maps or plats of an as-built survey of the sites of such Mortgaged Property prepared by an independent professional licensed land surveyor reasonably satisfactory to the Collateral Agent and the Title Company (and certified by such surveyor to the Collateral Agent and the Title Company), which maps or plats and the surveys on which they are based shall be made in accordance with the Minimum Standard Detail Requirements for Land Title Surveys jointly established and adopted by the American Land Title Association and the American Congress on Surveying and Mapping in 1992, (iii) the Collateral Agent shall have received in respect of such Mortgaged Property a mortgagee’s title insurance policy (or policies) or marked up unconditional binder for such insurance, and each such policy shall (A) be in an amount reasonably satisfactory to the Collateral Agent; (B) be issued at ordinary rates; (C) insure that the Mortgage insured thereby creates a valid first Lien on such Mortgaged Property free and clear of all defects and encumbrances, except as disclosed therein; (D) name the Collateral Agent for the benefit of the Secured Parties as the insured thereunder; (E) be in the form of ALTA Loan Policy - 2006 (or equivalent policies); (F) contain such endorsements and affirmative coverage as the Collateral Agent may reasonably request, and the Collateral Agent shall have received evidence satisfactory to it that all premiums in respect of each such policy, all charges for mortgage recording tax, and all related expenses, if any, have been paid; (iv) any consents or estoppels reasonably deemed necessary or advisable by the Collateral Agent in connection with such Mortgage, each of the foregoing in form and substance reasonably satisfactory to the Collateral Agent; (v) if requested by the Collateral Agent, deliver to the Collateral Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Collateral Agent, and (vi) deliver to the Collateral Agent a completed “Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determination with respect to such Mortgaged Property (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the Borrower and each Loan Party relating thereto) and if any such Mortgaged Property is located in a special flood hazard area, evidence of flood insurance in form and amount reasonably satisfactory to the Collateral Agent; and

(h) each Loan Party shall have obtained all consents and approvals required to be obtained by it in connection with the execution and delivery of all Security Documents and Shared Collateral Security Documents (or supplements thereto) to which it is a party, the performance of its obligations thereunder and the granting by it of the Liens thereunder.

“Collateral Trademarks” has the meaning assigned to such term in Section 4.01(e).

“Companies” means collectively, the Borrower, Dex East, RHDI and SuperMedia, and each, individually, a “Company”.

[“Confirmation Order” means that certain order approving the Disclosure Statement and confirming the Reorganization Plan pursuant to Section 1129 of the Bankruptcy Code entered by the Bankruptcy Court on [                    ], 2013.]9

“Consolidated Cash Interest Expense” means, for any period, the excess of (a) sum of (i) total cash interest expense (including that attributable to Capital Lease Obligations) of the Borrower and its Subsidiaries for such period with respect to all outstanding Indebtedness of the Borrower and its Subsidiaries (including all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers’ acceptance financing and net costs under Swap Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP) plus (ii) the amount of dividends paid by the Borrower during such period pursuant to Section 6.08(a)(iv) minus (b) total cash interest income of the Borrower and its Subsidiaries for such period.

“Consolidated EBITDA” means, for any period, Consolidated Net Income for such period plus (a) without duplication and to the extent deducted in determining such Consolidated Net Income, the sum of (i) consolidated interest expense for such period, (ii) consolidated income tax expense for such period, (iii) all amounts attributable to depreciation and amortization for such period, (iv) any extraordinary charges or non-cash charges for such period (provided, however, that any cash payment or expenditure made with respect to any such non-cash charge shall be subtracted in computing Consolidated EBITDA during the period in which such cash payment or expenditure is made), (v) non-recurring charges consisting of (A) severance costs associated with a restructuring recorded during the fiscal years ended December 31, 2015 and December 31, 2016, not to exceed $3,500,000 in any such fiscal year, (B) payments of customary investment and commercial banking fees and expenses and (C) cash premiums, penalties or other payments payable in connection with the early extinguishment or repurchase of Indebtedness, and (vi) Specified Charges for such period, provided that such charges are recorded during the period starting on October 1, 2012 and ending on December 31, 2013 and the aggregate amount of charges added back pursuant to this clause (vi) for all periods shall not exceed $13,700,000

[9]	To be included if applicable

(it being understood that such charges may be added back in any four-fiscal-quarter period which includes the fiscal quarter in which such charges are recorded), and minus (b) without duplication and to the extent included in determining such Consolidated Net Income, (i) consolidated interest income for such period and (ii) any extraordinary gains and non-cash gains (including, without limitation, any gain arising from the retirement of Indebtedness) for such period, all determined on a consolidated basis in accordance with GAAP. For purposes of calculating the Leverage Ratio or the Interest Coverage Ratio as of any date, if the Borrower or any consolidated Subsidiary has made any Permitted Acquisition or sale, transfer, lease or other disposition outside of the ordinary course of business of a Subsidiary or of assets constituting a business unit, in each case as permitted by Section 6.05, during the period of four consecutive fiscal quarters (a “Reference Period”) most recently ended on or prior to such date, Consolidated EBITDA for the such Reference Period shall be calculated after giving pro forma effect thereto, as if such Permitted Acquisition or sale, transfer, lease or other disposition (and any related incurrence, repayment or assumption of Indebtedness with any new Indebtedness being deemed to be amortized over the applicable testing period in accordance with its terms) had occurred on the first day of such Reference Period. The calculation of Consolidated EBITDA shall exclude (i) any non-cash impact attributable to the reduction in deferred revenue or reduction in deferred costs to balance sheet accounts as a result of the fair value exercise undertaken as required by purchase method of accounting for the transactions contemplated by any acquisition, in accordance with GAAP [and (ii) any non-cash impact attributable to the Borrower’s adoption of fresh-start accounting in accordance with GAAP upon effectiveness of the Reorganization Plan]10.

“Consolidated Net Income” means, for any period, the net income or loss, before the effect of the payment of any dividends or other distributions in respect of preferred stock, of the Borrower and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP (adjusted to reflect any charge, tax or expense incurred or accrued by the Parent during such period as though such charge, tax or expense had been incurred by the Borrower, to the extent that the Borrower has made or would be entitled under the Loan Documents to make and intends to make any payment or dividend or other distribution to or for the account of the Parent in respect thereof (but without duplication of any such charge, tax or expense in respect of which Dex East has made or intends to make a payment or dividend or other distribution to or for the account of the Parent) and adjusted to eliminate (i) any non-cash impact attributable to the reduction in deferred revenue or reduction in deferred costs to balance sheet accounts as a result of the fair value exercise undertaken as required by purchase method of accounting for the transactions contemplated by any acquisition, in accordance with GAAP [and (ii) any non-cash impact attributable to the Borrower’s adoption of fresh-start accounting in accordance with GAAP upon effectiveness of the Reorganization Plan]11; provided, that there shall be excluded (a) the income of any Person (other than the Borrower or a Subsidiary Loan Party) in which any other Person (other than the Borrower or any Subsidiary Loan Party or any director holding qualifying shares in compliance with applicable law) owns an Equity Interest, except to the extent of the amount of dividends or other distributions actually paid to the Borrower or any of the Subsidiary Loan Parties during such period, and (b) except as otherwise contemplated by the definition of “Consolidated EBITDA”, the income or loss of any Person accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with the Borrower or any Subsidiary or the date that such Person’s assets are acquired by the Borrower or any Subsidiary.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Debt Issuance” means the incurrence by the Borrower or any Subsidiary of any Indebtedness, other than Indebtedness permitted by Section 6.01(a).

“Default” means any event or condition that constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

[10]	To be included if applicable
[11]	To be included if applicable

“Defaulting Lender” means any Lender, as reasonably determined by the Administrative Agent, that has (a) notified the Borrower, the Administrative Agent or any other Lender in writing that it does not intend to comply with any of its funding obligations under this Agreement or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement or under agreements in which it commits to extend credit generally, (b) otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Business Days of the date when due, unless the subject of a good faith dispute, or (c) (i) been (or has a parent company that has been) adjudicated as, or determined by any Governmental Authority having regulatory authority over such Person or its assets to be, insolvent or (ii) become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or custodian, appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment or has a parent company that has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment, unless in the case of any Lender referred to in this clause (c) the Borrower and the Administrative Agent shall be satisfied that such Lender intends, and has all approvals required to enable it, to continue to perform its obligations as a Lender hereunder. For the avoidance of doubt, a Lender shall not be deemed to be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in such Lender or its parent by a Governmental Authority.

“Dex” means Qwest Dex, Inc., a Colorado corporation.

“Dex Digital” means Dex One Digital, Inc., a Delaware corporation.

“Dex East” means Dex Media East Inc., a Delaware corporation.

“Dex East Existing Credit Agreement” means the Credit Agreement, dated as of October 24, 2007, as amended and restated as of January 29, 2010, among the Ultimate Parent, the Parent, Dex East, as borrower, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended, supplemented or otherwise modified prior to the effectiveness of the Dex East Credit Agreement.

“Dex East Credit Agreement” means (a) the Credit Agreement, dated as of October 24, 2007 (as amended and restated as of January 29, 2010, as further amended and restated as of the Closing Date, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among the Ultimate Parent, the Parent, Dex East, the several banks and other financial institutions or entities from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any Indebtedness or other financial accommodation that has been incurred to refinance (whether by the same or different banks) in whole or in part (under one or more agreements) the Indebtedness and other obligations outstanding under the Dex East Credit Agreement referred to in clause (a) above or any other agreement or instrument referred to in this clause (b) (including, without limitation, adding or removing any Person as a borrower, guarantor or other obligor thereunder).

“Dex East Loan Documents” means the “Loan Documents” as defined in the Dex East Credit Agreement.

“Dex Media Service” means Dex Media Service LLC, a Delaware limited liability company.

“Dex Merger” has the meaning assigned to such term in the recitals to this Agreement.

“Dex One” means Dex One Corporation, a Delaware corporation.

“Dex Support Agreement” means the Support and Limited Waiver Agreement, dated as of December 5, 2013, among the Ultimate Parent, the Parent, the Borrower, Dex East, RHDI and their respective Subsidiaries party thereto, the Agent, the administrative agent and collateral agent under the Dex East Credit Agreement, the administrative agent under the RHDI Credit Agreement and each of the lenders party thereto.

“Dex Tax Sharing Agreement” means the Amended and Restated Tax Sharing Agreement in the form of Exhibit K hereto, dated the date hereof, among Newdex, Dex One, Parent, the Borrower, the Service Company, RHDC, Dex East, RHDI, R.H. Donnelley Apil, Inc. and Dex Digital.

“Dex West Loan Parties” means the Borrower and the Subsidiary Loan Parties.

“Dex West Obligations” has the meaning assigned to such term in the Intercreditor Agreement.

“Directory Consolidation Project” means the initiative described in Schedule 1.01A.12

[“Disclosed Matters” means the matters, proceedings, transactions and other information disclosed in the [Disclosure Statement][Registration Statement on Form S-4] (other than any risk factor disclosures contained under the heading “Risk Factors”, any disclosures of risks in the “Forward-Looking Statements” disclaimer or any other similar forward-looking statements in the Disclosure Statement).]13

[“Disclosure Statement” means the Disclosure Statement for the Reorganization Plan, the adequacy of which was approved by the Bankruptcy Court pursuant to the Confirmation Order.]14

“Discounted Voluntary Prepayment” has the meaning assigned to such term in Section 2.15(a).

“Discounted Voluntary Prepayment Amount” has the meaning assigned to such term in Section 2.15(b).

“Discounted Voluntary Prepayment Notice” has the meaning assigned to such term in Section 2.15(b).

“Dollars” or “$” refers to lawful money of the United States of America.

“East Territories” means the states of Colorado, Iowa, Minnesota, Nebraska, New Mexico, North Dakota and South Dakota and the metropolitan statistical area of El Paso, Texas.

“ECF Period” means the period beginning on January 1, 2013 and ending at the end of the applicable fiscal quarter thereafter.

“ECF Sweep Percentage” means 50%.

“Election Notice” means a written notice from the Borrower to the Administrative Agent in the form of Exhibit J hereto.

“Environmental Laws” means all applicable federal, state, and local laws (including common law), regulations, rules, ordinances, codes, decrees, judgments, directives, orders (including consent orders), and binding agreements with any Governmental Authority in each case, relating to protection of the environment, natural resources, human health and safety or the presence, Release of, or exposure to, Hazardous Materials, or the generation, manufacture, processing, distribution, use, treatment, storage, transport, recycling or handling of, or the arrangement for such activities with respect to, Hazardous Materials.

[12]	Summary from the Term Sheet to be listed on the schedule.
[13]	To be included if applicable
[14]	To be included if applicable

“Environmental Liability” means any liability, claim, action, suit, judgment or order under or relating to any Environmental Law for any damages, injunctive relief, losses, fines, penalties, fees, expenses (including reasonable fees and expenses of attorneys and consultants) or costs, whether contingent or otherwise, including those arising from or relating to: (a) compliance or non-compliance with any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release of any Hazardous Materials or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person of whatever nature, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any of the foregoing.

“Equity Issuance” means the issuance by the Ultimate Parent, the Borrower or any Subsidiary of any Equity Interests, or the receipt by the Ultimate Parent, the Borrower or any Subsidiary of any capital contribution, other than (i) any issuance of Equity Interests or receipt of capital contributions to the extent as a result of (x) a non-cash exchange of Restructuring Notes or Additional Notes or (y) the issuance of Equity Interests that are issued on a non-cash basis as consideration for a Permitted Acquisition or other Investment permitted hereunder or (ii) any issuance of Equity Interests to, or receipt of any capital contribution from, the Ultimate Parent, the Parent or any Dex West Loan Party.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with any Loan Party, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414(m) of the Code.

“ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) any failure by any Plan to satisfy the minimum funding standards (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) applicable to such Plan, including, for Plan years ending prior to January 1, 2008, any “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Plan or the failure by any Loan Party or any of its ERISA Affiliates to make any required contribution to a Multiemployer Plan; (d) the incurrence by any Loan Party or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan, including but not limited to the imposition of any Lien in favor of the PBGC or any Plan; (e) a determination that any Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA; (f) the receipt by any Loan Party or any of its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan under Section 4042 of ERISA; (g) the incurrence by any Loan Party or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (h) the receipt by any Loan Party or any of its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from a Loan Party or any of its ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization or in endangered or critical status, within the meaning of Section 432 of the Code or Section 305 or Title IV of ERISA.

“Escrow Materials” means copies of (i) all software source code and all documentation and training manuals relating thereto and (ii) all other tangible or written embodiments of material technology, websites and databases (but excluding any print directories or other publicly distributed print materials), in each case to the extent (1) owned (or licensed, if such license grants the licensee (x) possession of same and the right to allow the foregoing entities (and any escrow agent, as applicable) to access same and (y) the right to sublicense such right of possession and access without (I) the licensor’s consent, unless consent can be obtained with no additional fees or other consideration (unless the sublicensee fully reimburses the sublicensor for such additional fees or other consideration) or additional obligations upon sublicensor or any loss of rights of sublicensor, (II) loss of any rights of sublicensor, (III) additional obligations upon sublicensor or (IV) any additional fees or consideration (unless the sublicensee fully reimburses the sublicensor for such fees or other consideration required to obtain such right of possession and access) and (2) currently used by SuperMedia, Borrower, Dex East, RHDI, the Service Company or any of such Shared Collateral Loan Parties, as applicable, in their respective businesses.

“Eurodollar”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

“Event of Default” has the meaning assigned to such term in Article VII.

“Excess Cash Flow” means, as of the end of each fiscal quarter ending after the Closing Date, for the period starting on January 1, 2013 and ending on the last day of such fiscal quarter, the result (without duplication) of:

(a) net cash provided by operating activities of the Borrower and its Subsidiaries for such period as reflected in the statement of cash flows on the consolidated financial statements of the Borrower for each applicable quarter during such period , that (i) to the extent the Borrower makes any Discounted Voluntary Prepayments and the gain arising from the retirement of Indebtedness in connection with such Discounted Voluntary Prepayments results in any additional cash taxes, the payment of such additional cash taxes shall not be deducted in the calculation of Excess Cash Flow and (ii) for the avoidance of doubt, income related to the retirement of Indebtedness shall not be included in the calculation of Excess Cash Flow; plus

(b) cash payments received during such period to enter into or settle Swap Agreements to the extent not already recognized in net cash provided by operating activities; plus

(c) to the extent deducted in the determination of net cash provided by operating activities of the Borrower and its Subsidiaries for such period, the Specified Charges for such period; minus

(d) the amount of Capital Expenditures for such period (except to the extent attributable to the incurrence of Capital Lease Obligations or otherwise financed by incurring Long Term Indebtedness and except to the extent made with Net Proceeds in respect of Prepayment Events); minus

(e) the aggregate principal amount of Long Term Indebtedness repaid or prepaid (for the avoidance of doubt, including any Advance Amortization Payment) by the Borrower and its consolidated Subsidiaries during such period to the extent permitted by Section 6.08(b), excluding (i) any prepayment of Loans and (ii) repayments or prepayments of Long Term Indebtedness financed by incurring other Long Term Indebtedness; minus

(f) the aggregate amount of cash dividends or other distributions paid by the Borrower to the Parent during such period pursuant to Section 6.08(a)(iv) (other than in reliance on clause (B) thereof); minus

(g) cash payments made during such period to enter into or settle Swap Agreements to the extent not already included in net cash provided by operating activities.

“Exchange Act” has the meaning assigned to such term in the definition of “Change in Control”.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) any taxes imposed on or measured, in whole or in part, by revenue or net income and franchise taxes imposed in lieu thereof by the United States of America, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located, has a present or former connection (other than in connection with the Loan Documents) or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction described in clause (a) above and (c) in the case of a Foreign Lender (other than an assignee pursuant to a request by the Borrower under Section 2.14(b)), any U.S. withholding tax that (i) is in effect and would apply to amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party to this Agreement (or designates a new lending office), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to any withholding tax pursuant to Section 2.12(a), or (ii) is attributable to such Foreign Lender’s failure (other than as a result of any Change in Law) to comply with Section 2.12(e) and (d) any U.S. Federal withholding taxes imposed under FATCA.

“Existing Credit Agreement” has the meaning assigned to such term in the recitals to this Agreement.

“Existing Loans” means the Loans (as defined in the Existing Credit Agreement) outstanding under the Existing Credit Agreement prior to the Closing Date.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof.

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Financial Officer” means the chief financial officer, principal accounting officer, treasurer or controller of the Borrower or the Ultimate Parent, as applicable.

“First Amendment” means the First Amendment to this Agreement, dated as of March 9, 2012.

“First Amendment Effective Date” means the date on which the conditions precedent set forth in Section 3 of the First Amendment shall have been satisfied, which for the avoidance of doubt is March 9, 2012.

“Foreign Lender” means any Lender that is organized under the laws of a jurisdiction other than that in which the Borrower is located or, with respect to any Borrower that is a “Untied States person” within the meaning of Section 7701(a)(30) of the Code, that is not a “United States person” within the meaning of such Section. For purposes of this definition, the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“Foreign Subsidiary” means (i) a Subsidiary organized under the laws of a jurisdiction located outside the United States of America or (ii) a Subsidiary of any Person described in the foregoing clause (i).

“GAAP” means generally accepted accounting principles in the United States of America.

“Governing Board” means (a) the managing member or members or any controlling committee of members of any Person, if such Person is a limited liability company, (b) the board of directors of any Person, if such Person is a corporation or (c) any similar governing body of any Person.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or other obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

“Guarantee and Collateral Agreement” means the Guarantee and Collateral Agreement, dated as of the Original Restatement Date, among each Dex West Loan Party and the Agent .

“Guarantors” means the Ultimate Parent, Dex Digital, RHDC, the Service Company, the Parent, the Subsidiary Loan Parties, each Newco Senior Guarantor and each Newco Subordinated Guarantor.

“Hazardous Materials” means (a) any petroleum products or byproducts and all other hydrocarbons, coal ash, radon gas, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, chlorofluorocarbons and all other ozone-depleting substances; or (b) any chemical, material, substance or waste that is prohibited, limited or regulated by or pursuant to any applicable Environmental Law.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all Guarantees by such Person of Indebtedness of others, (g) all Capital Lease Obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty and (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indemnified Taxes” means Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and Other Taxes.

“Indemnitee” has the meaning assigned to such term in Section 9.03(b).

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of national standing or any third party appraiser or recognized expert with experience in appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required; provided, that such firm or appraiser is not an Affiliate of the Borrower.

“Information” has the meaning assigned to such term in Section 9.12.

“Intellectual Property” means the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses, technology, know-how and processes, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.

“Intercreditor Agreement” means the Amended and Restated Intercreditor and Collateral Agency Agreement, substantially in the form of Exhibit D, entered into among the Agent on behalf of the Secured Parties, the Shared Collateral Agent on behalf of the Shared Collateral Secured Parties, the administrative agent and collateral agent under the Dex East Credit Agreement, the administrative agent and collateral agent under the RHDI Credit Agreement and the administrative agent and collateral agent under the SuperMedia Credit Agreement.

“Interest Coverage Ratio” means, with respect to the Borrower and for any period of four consecutive fiscal quarters ending on any date of determination, the ratio of (a) Consolidated EBITDA for such period to (b) Consolidated Cash Interest Expense for such period.

“Interest Election Request” means a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.03.

“Interest Payment Date” means (a) with respect to any ABR Loan, the last day of each March, June, September and December and (b) with respect to any Eurodollar Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurodollar Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period.

“Interest Period” means, with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter, as the Borrower may elect; provided, that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day and (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Investment” means purchasing, holding or acquiring (including pursuant to any merger with any Person that was not a wholly owned Subsidiary prior to such merger) any Equity Interest, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, or making or permitting to exist any loans or advances (other than commercially reasonable extensions of trade credit) to, guaranteeing any obligations of, or making or permitting to exist any investment in, any other Person, or purchasing or otherwise acquiring (in one transaction or a series of transactions) any assets of any Person constituting a business unit. The amount, as of any date of determination, of any Investment shall be the original cost of such Investment (including any Indebtedness of a Person existing at the time such Person becomes a Subsidiary in connection with any Investment and any Indebtedness assumed in connection with any acquisition of assets), plus the cost of all additions, as of such date, thereto and minus the amount, as of such date, of any portion of such Investment repaid to the investor in cash or property as a repayment of principal or a return of capital (including pursuant to any sale or disposition of such Investment), as the case may be, but without any other adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment. In determining the amount of any Investment or repayment involving a transfer of any property other than cash, such property shall be valued at its fair market value at the time of such transfer.

“Lenders” has the meaning assigned to such term in the preamble to this Agreement.

“Leverage Ratio” means, on any date, the ratio of (a) Total Indebtedness as of such date to (b) Consolidated EBITDA for the period of four consecutive fiscal quarters of the Borrower ended on such date.

“LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, the greater of (a) the rate per annum determined on the basis of the rate for deposits in dollars for a period equal to such Interest Period commencing on the first day of such Interest Period appearing on Reuters Screen LIBOR 01 Page as of 11:00 A.M., London time, two Business Days prior to the beginning of such Interest Period (or in the event that such rate does not appear on Reuters Screen LIBOR 01 Page (or otherwise on such screen), the “LIBO Rate” shall be determined by reference to such other comparable publicly available service for displaying eurodollar rates as may be selected by the Administrative Agent or, in the absence of such availability, by reference to the rate at which the Administrative Agent is offered Dollar deposits at or about 10:00 A.M., New York City time, two Business Days prior to the beginning of such Interest Period in the interbank eurodollar market where its eurodollar and foreign currency and exchange operations are then being conducted for delivery on the first day of such Interest Period for the number of days comprised therein and (b) 3.00%.

“License Agreement” means an agreement, substantially in the form of Exhibit H hereto, pursuant to which each License Subsidiary shall grant a license to use trademarks to the Ultimate Parent and each Subsidiary of the Ultimate Parent.

“License Subsidiary” has the meaning assigned to such term in Section 4.01(e).

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Loan Documents” means this Agreement, the Intercreditor Agreement, the Subordinated Guarantee Agreement, the Security Documents and the Shared Collateral Security Documents.

“Loan Parties” means the Borrower and the Guarantors.

“Loan” has the meaning assigned to such term in Section 2.01(a).

“Long Term Indebtedness” means any Indebtedness that, in accordance with GAAP, constitutes (or, when incurred, constituted) a long-term liability. For purposes of determining the Long Term Indebtedness of the Borrower and the Subsidiaries, Indebtedness of the Borrower or any Subsidiary owed to the Borrower or a Subsidiary shall be excluded.

“Margin Stock” shall have the meaning assigned to such term in Regulation U of the Board.

“Master IP License Agreement” means an agreement substantially in the form of Exhibit K hereto.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, property, material agreements, liabilities, financial condition or results of operations of the Borrower and the Subsidiaries, taken as a whole, or (b) the validity or enforceability of this Agreement or any of the other Loan Documents or the rights and remedies of the Agent or the Lenders under any of the Loan Documents.

“Material Indebtedness” means Indebtedness (other than the Loans and the Subordinated Guarantee but including, for the avoidance of doubt, Guarantees (other than the Subordinated Guarantee)), or obligations in respect of one or more Swap Agreements, of any one or more of the Ultimate Parent and its Subsidiaries (other than RHDI, Dex East, SuperMedia and their respective Subsidiaries, but including, for the avoidance of doubt and without limitation, Dex Digital, RHDC, the Service Company, Dex Media Service, any Newcos, the Parent, the Borrower and its Subsidiaries), in an aggregate principal amount exceeding $25,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Ultimate Parent or any of its Subsidiaries in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Ultimate Parent or such Subsidiary would be required to pay if such Swap Agreement were terminated at such time.

“Material Subsidiary” means any Subsidiary which meets any of the following conditions: (a) the Borrower’s and the other Subsidiaries’ investments in and advances to such Subsidiary exceed 5% of the consolidated total assets of the Borrower and the Subsidiaries as of the end of the most recently completed fiscal quarter, (b) the consolidated assets of such Subsidiary exceed 5% of the consolidated total assets of the Borrower and the Subsidiaries as of the end of the most recently completed fiscal quarter or (c) the consolidated pre-tax income from continuing operations of such Subsidiary for the most recently ended period of four consecutive fiscal quarters exceeds 5% of the consolidated pre-tax income from continuing operations of the Borrower and the Subsidiaries for such period.

“Material Ultimate Parent Subsidiary” means (i) any License Subsidiary and (ii) any Subsidiary of the Ultimate Parent (other than RHDI, Dex East, SuperMedia and their respective Subsidiaries) which meets any of the following conditions: (a) the Ultimate Parent’s and its other Subsidiaries’ aggregate investments in and advances to such Subsidiary exceed $10,000,000 as of the end of the most recently completed fiscal quarter, (b) the consolidated assets of such Subsidiary exceed $10,000,000 as of the end of the most recently completed fiscal quarter or (c) the consolidated pre-tax income from continuing operations of such Subsidiary for the most recently ended period of four consecutive fiscal quarters exceeds $5,000,000.

“Maturity Date” means December 31, 2016, or, if such day is not a Business Day, the next preceding Business Day.

“Maximum Rate” has the meaning assigned to such term in Section 9.13.

“Merger Agreement” has the meaning assigned to such term in the recitals to this Agreement.

“Merger Sub” has the meaning assigned to such term in the recitals to this Agreement.

“Mergers” has the meaning assigned to such term in the recitals to this Agreement.

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgage” means any mortgage, deed of trust, assignment of leases and rents, leasehold mortgage or other security document granting a Lien on any real property and improvements thereto to secure the Obligations delivered after the Closing Date pursuant to Section 5.12. Each Mortgage shall be satisfactory in form and substance to the Collateral Agent.

“Mortgage Amendment” has the meaning assigned to such term in Section 4.01(a).

“Mortgage Endorsement” has the meaning assigned to such term in clause (g) of the definition of “Collateral and Guarantee Requirement”.

“Mortgaged Property” means each parcel of real property and improvements thereto listed on Schedule 1.01B and each other parcel of real property and improvements thereto owned by a Dex West Loan Party with respect to which a Mortgage is granted pursuant to Section 5.12.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Net Proceeds” means, with respect to any event (a) the cash proceeds received in respect of such event including (i) any cash received in respect of any non-cash proceeds, including cash received in respect of any debt instrument or equity security received as non-cash proceeds, but only as and when received, (ii) in the case of a casualty, insurance proceeds, and (iii) in the case of a condemnation or similar event, condemnation awards and similar payments, net of (b) the sum of (i) all reasonable fees and out-of-pocket expenses (including underwriting discounts and commissions and collection expenses) paid or payable by the Loan Parties or any Subsidiary thereof to third parties (including Affiliates, if permitted by Section 6.09) in connection with such event, (ii) in the case of a sale, transfer or other disposition of an asset (including pursuant to a sale and leaseback transaction or a casualty or a condemnation or similar proceeding), the amount of all payments required to be made by the Loan Parties or any Subsidiary thereof as a result of such event to repay Indebtedness (other than Loans) secured by such asset or otherwise subject to mandatory prepayment as a result of such event, including, for the avoidance of doubt, in the case of an Ultimate Parent Asset Disposition, payments required to be made by the Loan Parties or any Subsidiary thereof pursuant to the Subordinated Guarantee Agreement (it being understood that this clause shall not apply to customary asset sale provisions in offerings of debt securities) and (iii) the amount of all taxes paid (or reasonably estimated to be payable) by the Loan Parties or any Subsidiary thereof (provided that such amounts withheld or estimated for the payment of taxes shall, to the extent not utilized for the payment of taxes, be deemed to be Net Proceeds received when such nonutilization is determined), and the amount of any reserves established by the Loan Parties or any Subsidiary thereof to fund contingent liabilities reasonably estimated to be payable, in each case that are directly attributable to such event (provided that such reserves and escrowed amounts shall be disclosed to the Administrative Agent promptly upon being taken or made and any reversal of any such reserves will be deemed to be Net Proceeds received at the time and in the amount of such reversal), in each case as determined reasonably and in good faith by the chief financial officer of the Borrower; provided that for the purposes of calculating the Net Proceeds of an Ultimate Parent Asset Disposition, payments made (or reasonably estimated to be payable) under the Tax Sharing Agreements shall be deducted in the same manner as taxes paid (or reasonably estimated to be payable) under clause (b)(iii) above.

“Newco” means any Subsidiary (direct or indirect) of the Ultimate Parent (other than SuperMedia and its Subsidiaries) acquired or formed by the Ultimate Parent after the Closing Date other than a Subsidiary of the Borrower, Dex East, RHDI or SuperMedia.

“Newco Senior Guarantor” means any Newco the acquisition or formation of which is accomplished, directly or indirectly, using cash or other credit support (including debt service) provided by the Borrower, any Subsidiary or any other Newco Senior Guarantor or in which any Investment is made by the Borrower, any Subsidiary or any other Newco Senior Guarantor.

“Newco Subordinated Guarantee” has the meaning assigned to such term in clause (e) of the definition of “Collateral and Guarantee Requirement”.

“Newco Subordinated Guarantor” means any Newco other than a Newco Senior Guarantor.

“Newdex” has the meaning assigned to such term in the recitals to this Agreement.

“Obligations” has the meaning assigned to such term in the Guarantee and Collateral Agreement.

“Optional Repurchase” means, with respect to any outstanding Indebtedness, any optional or voluntary repurchase, redemption or prepayment made in cash of such Indebtedness, the related payment in cash of accrued interest to the date of such repurchase, redemption or prepayment on the principal amount of such Indebtedness repurchased, redeemed or prepaid, the payment in cash of associated premiums (whether voluntary or mandatory) on such principal amount and the cash payment of other fees and expenses incurred in connection with such repurchase, redemption or prepayment.

“Original Restatement Date” has the meaning assigned to such term in the recitals to this Agreement.

“Other Taxes” means any and all present or future recording, stamp, documentary, excise, transfer, sales, property or similar Taxes, charges or levies arising from any payment made under any Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, any Loan Document.

“Parent” means Dex Media, Inc., a Delaware corporation.

“Participant” has the meaning assigned to such term in Section 9.04(c)(i).

“Participant Register” has the meaning assigned to such term in Section 9.04(c)(iii).

“Payment Percentage” has the meaning assigned to such term in Section 2.15(b).

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Permitted Acquisitions” means any acquisition (by merger, consolidation or otherwise) by the Borrower or a Subsidiary Loan Party of all or substantially all the assets of, or all the Equity Interests in, a Person or division or line of business of a Person, if (a) both before and immediately after giving effect thereto, no Default or Event of Default has occurred and is continuing or would result therefrom, (b) such acquired Person is organized under the laws of the United States of America or any State thereof or the District of Columbia and substantially all the business of such acquired Person or business consists of one or more Permitted Businesses and not less than 80% of the consolidated gross operating revenues of such acquired Person or business for the most recently ended period of twelve months is derived from domestic operations in the United States of America, (c) each Subsidiary resulting from such acquisition (and which survives such acquisition) other than any Foreign Subsidiary, shall be a Subsidiary Loan Party and at least 80% of the Equity Interests of each such Subsidiary shall be owned directly by the Borrower and/or Subsidiary Loan Parties and shall have been (or within ten Business Days (or such longer period as may be acceptable to the Agent) after such acquisition shall be) pledged pursuant to the Guarantee and Collateral Agreement (subject to the limitations of the pledge of Equity Interests of Foreign Subsidiaries set forth in the definition of “Collateral and Guarantee Requirement”), (d) the Collateral and Guarantee Requirement shall have been (or within ten Business Days (or such longer period as may be acceptable to the Agent) after such acquisition shall be) satisfied with respect to each such Subsidiary, (e) the Borrower and the Subsidiaries are in Pro Forma Compliance after giving effect to such acquisition and (f) the Borrower has delivered to the Agent an officer’s certificate to the effect set forth in clauses (a), (b), (c), (d) and (e) above, together with all relevant financial information for the Person or assets acquired and reasonably detailed calculations demonstrating satisfaction of the requirement set forth in clause (e) above.

“Permitted Business” means the telephone and internet directory services businesses and businesses reasonably related, incidental or ancillary thereto.

“Permitted Encumbrances” means:

(a) Liens imposed by law for taxes that are not yet due or are being contested in compliance with Section 5.05;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, landlord’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in compliance with Section 5.05;

(c) pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations;

(d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e) judgment Liens in respect of judgments or attachments that do not constitute a Default or an Event of Default under clause (k) of Article VII; provided that any such Lien is released within 30 days following the creation thereof;

(f) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that are not substantial in amount and do not, or could not reasonably be expected to, materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Borrower or any Subsidiary or, for purposes of (i) Section 6.16, the Parent, (ii) Section 6.17, the Ultimate Parent or (iii) Section 6.18, the Service Company;

(g) Liens arising solely by virtue of any statutory or common law provisions relating to bankers’ Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depositary institution;

(h) any interest or title of a lessor under any lease entered into by the Borrower or any Subsidiary of the Borrower or, for purposes of (i) Section 6.16, the Parent, (ii) Section 6.17, the Ultimate Parent or (iii) Section 6.18, the Service Company, in the ordinary course of its business and covering only the assets so leased;

(i) the licensing or sublicensing (other than exclusive licenses or sublicenses) of Intellectual Property in the ordinary course of business in a manner that does not, or could not reasonably be expected to, materially interfere with the business of the Borrower and its Subsidiaries; and

(j) any provision for the retention of title to any property by the vendor or transferor of such property, which property is acquired by the Borrower or a Subsidiary of the Borrower or, for purposes of (i) Section 6.16, the Parent, (ii) Section 6.17, the Ultimate Parent or (iii) Section 6.18, the Service Company, in a transaction entered into in the ordinary course of business of the Borrower or such Subsidiary of the Borrower, or, for purposes of (A) Section 6.16, the Parent, (B) Section 6.17, the Ultimate Parent or (C) Section 6.18, the Service Company, and for which kind of transaction it is normal market practice for such retention of title provision to be included;

provided, that the term “Permitted Encumbrances” shall not include any Lien securing Indebtedness.

“Permitted Investments” means:

(a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing or allowing for liquidation at the original par value at the option of the holder within one year from the date of acquisition thereof;

(b) investments in commercial paper (other than commercial paper issued by the Ultimate Parent, the Parent, the Borrower or any of their Affiliates) maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;

(c) investments in certificates of deposit, banker’s acceptances, time deposits or overnight bank deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof which has a combined capital and surplus and undivided profits of not less than $500,000,000, and having a debt rating of “A-1” or better from S&P or “P-1” or better from Moody’s;

(d) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above; and

(e) money market funds that (i) comply with the criteria set forth in Securities and Exchange Commission Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $5,000,000,000.

“Permitted Subordinated Indebtedness” means (a) the Subordinated Guarantee and (b) Indebtedness of the Borrower which (i) does not mature, and is not subject to mandatory repurchase, redemption or amortization (other than pursuant to customary asset sale or change in control provisions requiring redemption or repurchase only if and to the extent then permitted by this Agreement), in each case, prior to the date that is six months after the Maturity Date, (ii) is not secured by any assets of the Borrower or any Subsidiary, (iii) is not exchangeable or convertible into Indebtedness of the Borrower or any Subsidiary or any preferred stock or other Equity Interest (other than common equity of the Ultimate Parent, provided that any such exchange or conversion, if effected, would not result in a Change in Control or Default) and (iv) is, together with any Guarantee thereof by any Subsidiary, subordinated to the Obligations pursuant to a written instrument delivered to the Administrative Agent and having subordination terms that are no less favorable to the Lenders than the subordination terms set forth in the Restructuring Notes Indenture and that are otherwise reasonably satisfactory to the Administrative Agent.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

[“Petition Date” has the meaning assigned to such term in the recitals to this Agreement.]15

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which any Loan Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4062 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Prepayment Event” means any (a) Asset Disposition, (b) Equity Issuance or (c) Debt Issuance.

“Prime Rate” means the rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

“Pro Forma Compliance” means, with respect to any event, that the Borrower is in pro forma compliance with Section 6.14 recomputed as if the event with respect to which Pro Forma Compliance is being tested had occurred on the first day of the four fiscal quarter period most recently ended on or prior to such date for which financial statements have been delivered pursuant to Section 5.01.

“Qualifying Loans” has the meaning assigned to such term in Section 2.15(c).

“Qwest” means Qwest Communications International Inc., a Delaware corporation.

[15]	To be included if applicable

“Qwest Corp.” means Qwest Corporation, a Colorado corporation.

“Qwest Services” means Qwest Services Corporation, a Colorado corporation.

“Range” has the meaning assigned to such term in Section 2.15(b).

“Refinanced Debt” has the meaning assigned to such term in the definition of “Refinancing Indebtedness”.

“Refinancing Indebtedness” means Indebtedness issued or incurred (including by means of the extension or renewal of existing Indebtedness) to extend, renew or refinance existing Indebtedness (“Refinanced Debt”); provided, that (a) such extending, renewing or refinancing Indebtedness is in an original aggregate principal amount not greater than the aggregate principal amount of, and unpaid interest on, the Refinanced Debt plus the amount of any premiums paid thereon and fees and expenses associated therewith, (b) such Indebtedness has a later maturity and a longer weighted average life than the Refinanced Debt, (c) such Indebtedness bears a market interest rate (as reasonably determined in good faith by the board of directors of the Borrower) as of the time of its issuance or incurrence, (d) if the Refinanced Debt or any Guarantees thereof are subordinated to the Obligations, such Indebtedness and Guarantees thereof are subordinated to the Obligations on terms no less favorable to the holders of the Obligations than the subordination terms of such Refinanced Debt or Guarantees thereof (and no Loan Party that has not guaranteed such Refinanced Debt guarantees such Indebtedness), (e) such Indebtedness contains covenants and events of default and is benefited by Guarantees (if any) which, taken as a whole, are reasonably determined in good faith by the board of directors of the Borrower not to be materially less favorable to the Lenders than the covenants and events of default of or Guarantees (if any) in respect of such Refinanced Debt, (f) if such Refinanced Debt or any Guarantees thereof are secured, such Indebtedness and any Guarantees thereof are either unsecured or secured only by such assets as secured the Refinanced Debt and Guarantees thereof, (g) if such Refinanced Debt and any Guarantees thereof are unsecured, such Indebtedness and Guarantees thereof are also unsecured, (h) such Indebtedness is issued only by the issuer of such Refinanced Indebtedness and (i) the proceeds of such Indebtedness are applied promptly (and in any event within 45 days) after receipt thereof to the repayment of such Refinanced Debt.

“Register” has the meaning assigned to such term in Section 9.04.

“Registration Statement on Form S-4” means the Registration Statement on Form S-4 filed by the Ultimate Parent with the Securities and Exchange Commission on [                    ].

“Reinvestment” has the meaning assigned to such term in Section 2.06(b).

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the directors, officers, employees, agents, trustees, Controlling Persons and advisors of such Person and of each of such Person’s Affiliates.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within or upon any building, structure, facility or fixture.

[“Reorganization Plan” means the Debtors’ Joint Prepackaged Chapter 11 Plan for the Ultimate Parent and its Subsidiaries, including any exhibits, supplements, appendices and schedules thereto, dated [            ], 2013, as amended, supplemented or otherwise modified from time to time in accordance with the Dex Support Agreement and as confirmed by the Bankruptcy Court pursuant to the Confirmation Order.]16

“Required Lenders” means, at any time, Lenders having Loans representing more than 50% of the sum of the total outstanding Loans at such time.

[16]	To be included if applicable

“Required Percentage” means (a) in the case of an Ultimate Parent Asset Disposition, an Asset Disposition, a Debt Issuance or an Equity Issuance by the Borrower or any Subsidiary, 100%, provided that, in the case of an Ultimate Parent Asset Disposition, to the extent that no amount is deducted in the calculation of the Net Proceeds of such Ultimate Parent Asset Disposition because no amount is paid to and distributed by the Subordinated Guarantee Agent pursuant to the Subordinated Guarantee Agreement, “Required Percentage” shall mean the percentage that the Dex West Credit Parties (as defined in the Subordinated Guarantee Agreement) would have received pursuant to the Subordinated Guarantee Agreement if the Net Proceeds had been paid to and distributed by the Subordinated Guarantee Agent pursuant to the Subordinated Guarantee Agreement, and (b) in the case of an Equity Issuance by the Ultimate Parent, 50%.

“Restricted Payment” means, with respect to any Person, any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in such Person, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation, termination or amendment of any Equity Interests in such Person or of any option, warrant or other right to acquire any such Equity Interests in such Person.

“Restructuring Notes” means the 12%/14% Senior Subordinated Notes due 2017 of the Ultimate Parent issued pursuant to the Restructuring Notes Indenture in an aggregate principal of $300,000,000 on the Original Restatement Date.

“Restructuring Notes Indenture” means the Indenture, dated the date hereof, between the Ultimate Parent and The Bank of New York Mellon, as trustee.

“RHDC” means R.H. Donnelley Corporation, a Delaware corporation.

“RHDI” means R.H. Donnelley Inc., a Delaware corporation.

“RHDI Credit Agreement” means (a) the Fourth Amended and Restated Credit Agreement, dated as of the Closing Date (as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among the Ultimate Parent, RHDI, the several banks and other financial institutions or entities from time to time party thereto and Deutsche Bank Trust Company Americas, as administrative agent, and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any Indebtedness or other financial accommodation that has been incurred to refinance (whether by the same or different banks) in whole or in part (under one or more agreements) the Indebtedness and other obligations outstanding under the RHDI Credit Agreement referred to in clause (a) above or any other agreement or instrument referred to in this clause (b) (including, without limitation, adding or removing any Person as a borrower, guarantor or other obligor thereunder).

“RHDI Existing Credit Agreement” means the Third Amended and Restated Credit Agreement, dated as of January 29, 2010, among the Ultimate Parent, RHDI, as borrower, the several lenders from time to time party thereto and Deutsche Bank Trust Company Americas, as administrative agent, as amended, supplemented or otherwise modified prior to the effectiveness of the RHDI Credit Agreement.

“RHDI Loan Documents” means the “Loan Documents” as defined in the RHDI Credit Agreement.

“S&P” means Standard & Poor’s Financial Services LLC.

“Secured Parties” has the meaning assigned to such term in the Guarantee and Collateral Agreement.

“Security Documents” means the Guarantee and Collateral Agreement, the Mortgages and each other security agreement or other instrument or document executed and delivered by any Dex East Loan Party pursuant to Section 5.11 or 5.12 or pursuant to the Guarantee and Collateral Agreement to secure any of the Obligations.

“Service Company” means Dex One Service, Inc., a Delaware corporation.

“Shared Assets” means any asset (including intellectual property rights) owned by the Service Company or any License Subsidiary.

“Shared Collateral Agent” means JPMorgan Chase Bank, N.A., in its capacity as collateral agent for the Shared Collateral Secured Parties, pursuant to the terms of the Intercreditor Agreement.

“Shared Collateral Loan Parties” means the Ultimate Parent, the Parent, Dex Digital, RHDC, the Service Company, and each Newco that is a party to the Shared Collateral Security Documents.

“Shared Collateral Secured Parties” has the meaning as set forth in the Intercreditor Agreement.

“Shared Collateral Security Documents” means the Shared Guarantee and Collateral Agreement, the Newco Subordinated Guarantees, any mortgage and each other security agreement or other instruments or documents executed and delivered by any Shared Collateral Loan Party pursuant to Section 5.12 or pursuant to the Shared Guarantee and Collateral Agreement to secure any of the Dex West Obligations.

“Shared Guarantee and Collateral Agreement” means the Amended and Restated Guarantee and Collateral Agreement among each Shared Collateral Loan Party (other than the Newco Subordinated Guarantors) and the Shared Collateral Agent, substantially in the form of Exhibit C.

“Shared Services” means the centralized, shared or pooled services, undertakings and arrangements which are provided by the Service Company or any of its Subsidiaries to or for the benefit of the Ultimate Parent and its Subsidiaries pursuant to the Shared Services Agreement, including, without limitation, the acquisition and ownership of assets by the Service Company or any of its Subsidiaries used in the provision of the foregoing and centralized payroll, benefits and account payable operations.

“Shared Services Agreement” means the Amended and Restated Shared Services Agreement, dated as of the date hereof, among the Ultimate Parent, the Service Company, the Borrower and the other Subsidiaries of the Ultimate Parent party thereto, in substantially the form attached as Exhibit E hereto.

“Shared Services Transactions” means, collectively, (a) the engagement of the Service Company for the provision of Shared Services pursuant to the Shared Services Agreement, (b) sales, transfers and other dispositions of assets to the Service Company or any of its Subsidiaries pursuant to the Shared Services Agreement for use in the provision of Shared Services, (c) the transfer of employees of the Loan Parties to the Service Company or any of its Subsidiaries for the provision of Shared Services pursuant to the Shared Services Agreement and (d) payments, distributions and other settlement of payment obligations by the recipient of Shared Services to, or for ultimate payment to, the provider of such Shared Services pursuant to the Shared Services Agreement in respect of the provision of such Shared Services (including, without limitation, the prefunding in accordance with the Shared Services Agreement of certain such payment obligations in connection with the establishment of the payment and settlement arrangements under the Shared Services Agreement); provided, that all such payments, distributions and settlements shall reflect a fair and reasonable allocation of the costs of such Shared Services in accordance with the terms of the Shared Services Agreement (it being understood and agreed that payments in respect of tax liabilities or tax attributes pursuant to the Tax Sharing Agreements shall not constitute Shared Services Transactions; provided, further, that the foregoing shall not restrict the ability of the Borrower to make Restricted Payments (i) pursuant to Section 6.08(a)(iii) to the Service Company in respect of tax liabilities incurred by the Service Company in connection with the performance of its obligations under the Shared Services Agreement).

“Specified Charges” means (a) out-of-pocket costs, fees and expenses for attorneys, auditors, accountants, consultants, and advisors retained by the Borrower incurred in connection with the Mergers, this Agreement (including, for the avoidance of doubt, costs, fees, and expenses incurred in connection with satisfying the conditions precedent in Sections 4.01(e) and 4.01(f)), and the transactions contemplated by the Dex Support Agreement[, including, incurred in connection with the events leading up to, and throughout, the ongoing administration of the Chapter 11 Cases]17 and (b) out-of-pocket costs, fees and expenses for attorneys, auditors, accountants, consultants,

[17]	To be included if applicable

and advisors retained by the Administrative Agent and the steering committee Lenders and reimbursed by the Borrower (without, including without limitation, the fees and expenses of the Administrative Agent and the steering committee Lenders) incurred in connection with this Agreement (including, for the avoidance of doubt, costs, fees, and expenses incurred in connection with satisfying the conditions precedent in Sections 4.01(e) and 4.01(f)), and the transactions contemplated by the Dex Support Agreement[, including, incurred in connection with the events leading up to, and throughout, the ongoing administration of the Chapter 11 Cases]18.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent is subject with respect to eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subordinated Guarantee” means the Guarantee made by the Borrower pursuant to the Subordinated Guarantee Agreement.

“Subordinated Guarantee Agent” has the meaning assigned to such term in the Subordinated Guarantee Agreement.

“Subordinated Guarantee Agreement” means the Subordinated Guarantee Agreement, dated the date hereof, attached hereto as Exhibit G, among the Borrower, Dex East, RHDI and SuperMedia.

“Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, Controlled or held by the parent or one or more Subsidiaries of the parent or by the parent and one or more Subsidiaries of the parent. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower.

“Subsidiary Loan Party” means any Subsidiary of the Borrower that is not a Foreign Subsidiary.

“SuperMedia” has the meaning assigned to such term in the recitals of this Agreement.

“SuperMedia Credit Agreement” means (a) the Amended and Restated Loan Agreement, dated as of December 31, 2009, as amended and restated as of the date hereof (as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among SuperMedia, the several banks and other financial institutions or entities from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any Indebtedness or other financial accommodation that has been incurred to refinance (whether by the same or different banks) in whole or in part (under one or more agreements) the Indebtedness and other obligations outstanding under the SuperMedia Credit Agreement referred to in clause (a) above or any other agreement or instrument referred to in this clause (b) (including, without limitation, adding or removing any Person as a borrower, guarantor or other obligor thereunder).

[18]	To be included if applicable

“SuperMedia Existing Credit Agreement” means the Amended and Restated Loan Agreement, dated as of December 31, 2009, (as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among SuperMedia, the several banks and other financial institutions or entities from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, as amended, supplemented or otherwise modified prior to the effectiveness of the SuperMedia Credit Agreement.

“SuperMedia Loan Documents” means the “Loan Documents” as defined in the SuperMedia Credit Agreement.

“SuperMedia Merger” has the meaning assigned to such term in the recitals of this Agreement.

“SuperMedia Tax Sharing Agreement” means the Tax Sharing Agreement in the form of Exhibit L hereto, dated the date hereof, among SuperMedia, SuperMedia Sales Inc., SuperMedia Services Inc., Newdex, Dex One and the Service Company.

“Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or the Subsidiaries shall be a Swap Agreement.

“Syndication Agent” means Deutsche Bank Trust Company Americas, in its capacity as syndication agent.

“Tax Payments” means payments for (i) the net amounts payable by the Borrower pursuant to the Tax Sharing Agreements for the current tax period and (ii) to the extent not duplicative with (i), taxes which are not determined by reference to income, but which are imposed on a direct or indirect owner of the Borrower as a result of such owner’s ownership of the equity of the Borrower.

“Tax Sharing Agreements” means, collectively, the Dex Tax Sharing Agreement and the SuperMedia Tax Sharing Agreement (each, individually, a “Tax Sharing Agreement”).

“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, charges, fees, assessments or withholdings (including backup withholding) imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Title Company” has the meaning assigned to such term in clause (g) of the definition of “Collateral and Guarantee Requirement”.

“Total Indebtedness” means, as of any date, an amount equal to (a) the aggregate principal amount of Indebtedness of the Borrower and the Subsidiaries outstanding as of such date, other than the Subordinated Guarantee, determined on a consolidated basis in accordance with GAAP minus, solely for purposes of Section 6.14, (b) the lesser of (i) the aggregate unencumbered cash and Permitted Investments (provided that any such cash and Permitted Investments to the extent subject to a Lien created under the Loan Documents or otherwise subject to a Permitted Encumbrance shall be deemed to be unencumbered for purposes of this definition) maintained by the Borrower and the Subsidiaries as of such date and (ii) $25,000,000; provided, that the amount of such Indebtedness shall be (A) without regard to the effects of purchase method of accounting requiring that the amount of such Indebtedness be valued at its fair market value instead of its outstanding principal amount and (B) determined exclusive of (x) any reimbursement obligations and intercompany non-cash obligations constituting intercompany Indebtedness or Attributable Debt owing to the Service Company incurred pursuant to the Shared Services Transactions and (y) any letters of credit to the extent cash collateralized in reliance on Section 6.02(a)(vi).

“Transactions” means (a) the execution, delivery and performance by each Loan Party of the Loan Documents to which it is to be a party, (b) [the effectiveness and consummation of the Reorganization Plan pursuant to the Confirmation Order (including, without limitation, the consummation of the Mergers) and]19 and (c) the payment of fees and expenses in connection with [clause (b) hereof and]20 the Amendments and the Loan Documents.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBO Rate or the Alternate Base Rate.

“Ultimate Parent” means (i) prior to the Mergers, Dex One, and (ii) after the Mergers, Newdex.

“Ultimate Parent Annual Cash Interest Amount” means, for any fiscal year (or full fiscal year equivalent), an amount equal to 36% of $36,000,000.

“Ultimate Parent Asset Disposition” means any sale, transfer or other disposition (including pursuant to a public offering or spin-off transaction) by the Ultimate Parent or any Subsidiary thereof of all or a portion of the Equity Interests of the Borrower, Dex East, RHDI, SuperMedia, Dex Digital, RHDC or any Newco (or substantially all of the assets constituting a business unit, division or line of business thereof).

“Ultimate Parent PIK Election” means the election by the Ultimate Parent to make paid-in-kind interest payments on the Restructuring Notes as permitted by the Restructuring Notes Indenture.

“U.S. Person” means “United States person” within the meaning of Section 7701(a)(30) of the Code.

“U.S. Tax Compliance Certificate” has the meaning assigned to such term in Section 2.12(e)(ii)(B)(3).

“West Acquisition” means the acquisition by the Borrower pursuant to the West Acquisition Agreement of all of the Equity Interests of GPP LLC, a Delaware limited liability company, and the other transactions contemplated by the West Acquisition Agreement and the documents related thereto. Immediately after such acquisition of GPP LLC, the Borrower was merged with and into GPP LLC, which changed its name to “Dex Media West LLC” and on February 1, 2010, Dex Media West LLC merged with and into Dex Media West, Inc., with Dex Media West, Inc. being the surviving entity.

“West Acquisition Agreement” means the Purchase Agreement dated as of August 19, 2002, among Dex, Qwest Services, Qwest and Dex Holdings LLC, as amended by an amendment dated as of September 9, 2003.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Title IV of ERISA.

Section 1.02    Classification of Loans and Borrowings.    For purposes of this Agreement, Loans may be classified and referred to by Type (e.g., a “Eurodollar Loan”). Borrowings also may be classified and referred to by Type (e.g., a “Eurodollar Borrowing”).

Section 1.03    Terms Generally.    The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified

[19]	To be included if applicable
[20]	To be included if applicable

(subject to any restrictions on such amendments, restatements, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

Section 1.04    Accounting Terms; GAAP.    Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Any reference made in this Agreement or any other Loan Document to any consolidated financial statement or statements of the Ultimate Parent, the Parent, the Borrower and the Subsidiaries means such financial statement or statements prepared on a combined basis for the Ultimate Parent, the Parent, the Borrower and the Subsidiaries pursuant to GAAP, not utilizing the equity method. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Statement of Financial Accounting Standards 159 (or any other Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Parent, the Borrower or any of their respective Subsidiaries at “fair value”, as defined therein.

ARTICLE II

THE CREDITS

Section 2.01    Loans.    (a) Subject to the terms and conditions set forth herein, each Existing Loan shall continue to be outstanding and, on and as of the Closing Date, constitute term loans hereunder (the “Loans”).

(b) Amounts repaid in respect of Loans may not be reborrowed.

Section 2.02    Borrowings.    (a) Subject to Section 2.09, each Borrowing shall be comprised entirely of ABR Loans or Eurodollar Loans as the Borrower may request in accordance herewith.

(b) At the commencement of each Interest Period for any Eurodollar Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000. Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be more than a total of 15 Eurodollar Borrowings outstanding.

(c) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

Section 2.03    Interest Elections.    (a) The Borrower may elect to convert each Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurodollar Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.

(b) To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election by telephone (i) in the case of an election to continue or convert to a Eurodollar Borrowing, by not later than 2:00 p.m., New York City time, three Business Days before the date of the proposed continuation or conversion or (ii) in the case of an election to convert to an ABR Borrowing, by not later than 2:00 p.m., New York City time, one Business Day before the date of the proposed conversion. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Interest Election Request in a form approved by the Administrative Agent and signed by the Borrower.

(c) Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing; and

(iv) if the resulting Borrowing is a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a Eurodollar Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e) If the Borrower fails to deliver a timely Interest Election Request with respect to a Eurodollar Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred after the Closing Date and is continuing then, so long as an Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

Section 2.04    Repayment of Loans; Evidence of Debt.    (a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Loan of such Lender as provided in Section 2.05.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(d) The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

(e) Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form reasonably satisfactory to the Administrative Agent. Such promissory note shall state that it is subject to the provisions of this Agreement. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

Section 2.05    Amortization of Loans.    (a) Subject to adjustment pursuant to paragraph (c) of this Section 2.05 and except for Advance Amortization Payments, the Borrower shall repay the Borrowings on each date set forth below in the amount set forth opposite such date; provided, that, to the extent the Borrower makes a Discounted Voluntary Prepayment, the repayments due to any Lender participating in such Discounted Voluntary Prepayment shall be reduced ratably by the principal amount of Loans so prepaid (it being understood and agreed that such Discounted Voluntary Prepayment shall not in any manner affect the scheduled repayments due to the Lenders not participating in such Discounted Voluntary Prepayment):

Date	Principal Amount to be Repaid
March 31, 2013	$11,250,000
June 30, 2013[21]	$11,250,000
September 30, 2013	$11,250,000
December 31, 2013	$11,250,000
March 31, 2014	$11,250,000
June 30, 2014	$11,250,000
September 30, 2014	$11,250,000
December 31, 2014	$11,250,000
March 31, 2015	$11,250,000
June 30, 2015	$11,250,000
September 30, 2015	$11,250,000
December 31, 2015	$11,250,000
March 31, 2016	$11,250,000
June 30, 2016	$11,250,000
September 30, 2016	$11,250,000
Maturity Date	Remaining Outstanding Amounts

(b) To the extent not previously paid all Loans shall be due and payable on the Maturity Date.

[21]

The scheduled repayments immediately following the Closing Date will be increased (in direct order) by an amount equal to the difference between the scheduled repayment due on March 31, 2013 described above and the scheduled repayment due on March 31, 2013 (so long as such payment has been made) under the Existing Credit Agreement.

(c) Any mandatory prepayment of a Borrowing or optional prepayment that is not a Discounted Voluntary Prepayment shall be applied to reduce the subsequent scheduled repayments of the Borrowings to be made pursuant to this Section ratably.

(d) Prior to any repayment of any Borrowings hereunder, the Borrower shall select the Borrowing or Borrowings to be repaid and shall notify the Administrative Agent by telephone (confirmed by telecopy) of such selection not later than 11:00 a.m., New York City time, three Business Days before the scheduled date of such repayment. Each repayment of a Borrowing shall be applied ratably to the Loans included in the repaid Borrowing. Repayments of Borrowings shall be accompanied by accrued interest on the amount repaid.

Section 2.06    Prepayment of Loans.    (a) The Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, without premium or penalty (but subject to Section 2.11), in an aggregate principal amount that (except as otherwise provided in Section 2.15) is an integral multiple of $1,000,000 and not less than $1,000,000 or, if less, the amount outstanding, subject to the requirements of this Section. The Borrower shall have the right to elect by notice to the Administrative Agent that an optional prepayment that is not a Discounted Voluntary Prepayment and that is not subject to the notice contemplated in Section 2.06(d)(iii) is to be applied to a specific scheduled repayment to be made pursuant to Section 2.05 (any such payment, an “Advance Amortization Payment”); provided that (i) each such Advance Amortization Payment shall (x) be made in an amount equal to such scheduled repayment and (y) be applied to the next such scheduled repayment that has not been prepaid by an Advance Amortization Payment and (ii) for the avoidance of doubt, no Advance Amortization Payment shall be deemed to constitute a prepayment for the purposes of Section 2.06(d).
(b) In the event and on each occasion that any Net Proceeds are received by or on behalf of any Loan Party in respect of any Prepayment Event, the Borrower shall, not later than the Business Day next after the date on which such Net Proceeds are received, prepay Borrowings in an aggregate amount equal to the Required Percentage of such Net Proceeds or, in the case of an Equity Issuance by the Ultimate Parent, the Required Percentage of the Allocable Net Proceeds of such Prepayment Event; provided that, solely in the case of any Asset Disposition, if the Borrower shall deliver to the Administrative Agent a certificate of a Financial Officer of the Borrower to the effect that the Borrower or a Subsidiary intends to apply the Net Proceeds from such Asset Disposition (or a portion thereof specified in such certificate), within 365 days after receipt of such Net Proceeds, to acquire real property, equipment or other assets to be used in the business of the Borrower or such Subsidiaries or to fund a Permitted Acquisition in accordance with the terms of Section 6.04, in each case as specified in such certificate (any such event, a “Reinvestment”), and certifying that no Default has occurred and is continuing, then no prepayment shall be required pursuant to this paragraph in respect of the Net Proceeds in respect of such Asset Disposition (or the portion of such Net Proceeds specified in such certificate, if applicable) except to the extent of any such Net Proceeds therefrom (i) that the Borrower or the applicable Subsidiary shall have determined not to, or shall have otherwise ceased to, or is not able to, by operation of contract or law or otherwise, apply toward such Reinvestment or (ii) that have not been so applied, or contractually committed to be so applied, by the end of such 365-day period, in each case at which time a prepayment shall be required in an amount equal to such Net Proceeds that have not been, or have been determined not to be, so applied (it being understood that if any portion of such proceeds are not so used within such 365-day period but within such 365-day period are contractually committed to be used, then upon the earlier to occur of (A) the termination of such contract and (B) the expiration of a 180-day period following such 365-day period, such remaining portion shall constitute Net Proceeds as of the date of such termination or expiry without giving effect to this proviso); provided, further, that the Net Proceeds applied toward Reinvestments or contractually committed to be so applied pursuant to the foregoing proviso shall not exceed $10,000,000 in the aggregate during any fiscal year.

(c) In the event and on each occasion that any Net Proceeds are received by or on behalf of the Ultimate Parent or any of its Subsidiaries in respect of any Ultimate Parent Asset Disposition, the Borrower shall, not later than the Business Day next after the date on which such Net Proceeds are received, prepay Borrowings in an aggregate amount equal to the Required Percentage of the Net Proceeds of such Ultimate Parent Asset Disposition.

(d) Following the end of each fiscal quarter of the Borrower, commencing with the first fiscal quarter ending after the Closing Date, the Borrower will prepay Borrowings in an aggregate amount equal to (i) (A) the Excess Cash Flow as of the end of such fiscal quarter multiplied by the applicable ECF Sweep Percentage in effect at such time, minus (B) all prepayments made during the applicable ECF Period pursuant to this Section 2.06(d)(i) as of the end of such fiscal quarter (including any prepayments that are applied to payments due under this Section 2.06(d)(i) pursuant to an Election Notice delivered pursuant to Section 2.06(e)), less (ii) any voluntary prepayments of Loans made pursuant to Section 2.06(a) during such fiscal quarter (other than any Advance Amortization Payments and any prepayments that are applied to payments due under this Section 2.06(d)(i) pursuant to an Election Notice delivered pursuant to Section 2.06(e) and except as provided in Section 2.15(f)), provided that any prepayment applied pursuant to clause (iii) of this Section 2.06(d) to reduce a prepayment made pursuant to this Section 2.06(d) shall not be applied in the subsequent quarter pursuant to this clause (ii) to reduce a prepayment made pursuant to this Section 2.06(d), less (iii) any voluntary prepayments of the Loans (other than an Advance Amortization Payment, any prepayments that are applied to payments due under this Section 2.06(d)(i) pursuant to an Election Notice delivered pursuant to Section 2.06(e), and except as provided in Section 2.15(f)) made since the end of such fiscal quarter to the extent the Borrower has, on or prior to the date any mandatory prepayment is due under this paragraph (d) with respect to such fiscal quarter, specified in an Election Notice delivered to the Administrative Agent that such voluntary prepayments shall be applied to reduce the amount of such mandatory prepayment. Each prepayment pursuant to this paragraph shall be made on or before the date on which financial statements are delivered pursuant to Section 5.01 with respect to the fiscal quarter at the end of which Excess Cash Flow is being calculated (and in any event within (x) 55 days after the end of such fiscal quarter or (y) if such fiscal quarter is the last fiscal quarter in a fiscal year of the Borrower, 100 days after the end of such fiscal quarter), provided that if the Closing Date occurs after the date on which such prepayment would otherwise have been due hereunder for the period ended March 31, 2013, then the mandatory quarterly prepayment pursuant to this paragraph for such period shall be due and payable on the Closing Date.

(e) Subject to the immediately following sentence, the Borrower shall on one or more occasions use the Borrower’s Discounted Prepayment Portion of Excess Cash Flow, as determined following the end of a fiscal quarter, to effect Discounted Voluntary Prepayments within 180 days after the date on which financial statements are delivered pursuant to Section 5.01 with respect to such quarter, with such Discounted Voluntary Prepayments to be designated as having been made to satisfy the Borrower’s obligations under this Section 2.06(e) pursuant to an Election Notice delivered to the Administrative Agent. If the Borrower does not make such Discounted Voluntary Prepayments within such 180-day period equal to the Borrower’s Discounted Prepayment Portion of Excess Cash Flow for the applicable fiscal quarter (as designated in the applicable Election Notice), the Borrower shall (i) make an optional prepayment pursuant to Section 2.06(a) at the end of the fiscal quarter during which such 180-day period (as designated in an Election Notice to such effect) expires, with such prepayment to be applied to scheduled prepayments under Section 2.05, as directed by the Borrower, or (ii) make a prepayment as described in Section 2.06(d)(iii) (and as designated in an Election Notice to such effect). The Borrower may retain the Borrower’s Discretionary Portion of Excess Cash Flow and may utilize such Borrower’s Discretionary Portion of Excess Cash Flow for purposes otherwise permitted hereunder, including, but not limited to, at the Borrower’s option and in the Borrower’s sole discretion, (i) to effect Discounted Voluntary Prepayments or (ii) for optional prepayments pursuant to Section 2.06(a).

(f) Prior to any optional or, subject to Sections 2.06(b), (c) and (d), mandatory prepayment of Borrowings hereunder, the Borrower shall select the Borrowing or Borrowings to be prepaid and shall specify such selection in the notice of such prepayment pursuant to paragraph (g) of this Section.

(g) The Borrower shall notify the Administrative Agent by telephone (confirmed by telecopy) of any prepayment hereunder (i) in the case of prepayment of a Eurodollar Borrowing, not later than 2:00 p.m., New York City time, three Business Days before the date of prepayment or (ii) in the case of prepayment of an ABR Borrowing, not later than 11:00 a.m., New York City time, on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date, the principal amount of each Borrowing or portion thereof to be prepaid and, in the case of a mandatory prepayment, a reasonably detailed calculation of the amount of such prepayment. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02, except as necessary to apply fully the required amount of a mandatory prepayment or to prepay such Borrowing in full. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest and other amounts to the extent required by Sections 2.08 and 2.11.

Section 2.07    Fees.    (a) The Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrower and the Administrative Agent.

(b) All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent. Fees paid shall not be refundable under any circumstances.

Section 2.08    Interest.    (a) The Loans comprising each ABR Borrowing shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b) The Loans comprising each Eurodollar Borrowing shall bear interest at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(c) Notwithstanding the foregoing, if any principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section or (ii) in the case of any other amount, 2% plus the rate applicable to ABR Loans as provided in paragraph (a) of this Section.

(d) Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan; provided that (i) interest accrued pursuant to paragraph (c) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurodollar Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(e) All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate or Adjusted LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

Section 2.09    Alternate Rate of Interest.    If prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(a) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate for such Interest Period; or

(b) the Administrative Agent is advised by the Required Lenders that the Adjusted LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective; provided, however, that, in the case of a notice received pursuant to clause (b) above, if the Administrative Agent is able prior to the commencement of such Interest Period to ascertain, after using reasonable efforts to poll the Lenders giving such notice, that a rate other than the Alternate Base Rate would adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period, the Administrative Agent shall notify the Borrower of such alternate rate and the Borrower may agree by written notice to the Agent prior to the commencement of such Interest Period to increase the Applicable Rate for the Loans included in such Borrowing for such Interest Period to result in an interest rate equal to such alternate rate, in which case such increased Applicable Rate shall apply to all the Eurodollar Loans included in the relevant Borrowing.

Section 2.10    Increased Costs; Illegality.    (a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate);

(ii) subject the Administrative Agent or any Lender to any Taxes (other than Indemnified Taxes, Excluded Taxes and Other Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii) impose on any Lender or the London interbank market any other condition affecting this Agreement or Eurodollar Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurodollar Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise), then the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) If any Lender determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loans made by such Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy and liquidity), then from time to time after submission by such Lender to the Borrower of a written request therefor, the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c) A certificate of a Lender setting forth in reasonable detail the matters giving rise to a claim under this Section 2.10 and the calculation of such claim by such Lender or its holding company, as the case may be, shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation; provided, that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor; provided, further, that if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

(e) Notwithstanding any other provision herein, if any Change in Law shall make it unlawful for any Lender to maintain Eurodollar Loans as contemplated by this Agreement, (i) the commitment of such Lender hereunder to continue Eurodollar Loans as such and convert ABR Loans to Eurodollar Loans shall forthwith be canceled and (ii) such Lender’s Loans then outstanding as Eurodollar Loans, if any, shall be converted automatically to ABR Loans on the respective last days of the then current Interest Periods with respect to such Loans or within such earlier period as required by applicable law. If any such conversion of a Eurodollar Loan occurs on a day which is not the last day of the then current Interest Period with respect thereto, the Borrower shall pay to such Lender such amounts, if any, as may be required pursuant to Section 2.11.

(f) For the avoidance of doubt, notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof, and (ii) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a Change in Law regardless of the date enacted, adopted, issued or implemented.

Section 2.11    Break Funding Payments.    In the event of (a) the payment of any principal of any Eurodollar Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to convert, continue or prepay any Eurodollar Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.06(g) and is revoked in accordance therewith) or (d) the assignment of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.14 or 9.02(c), then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. Such loss, cost or expense to any Lender shall consist of an amount determined by such Lender to be the excess, if any, of (i) the amount of interest that would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate that would have been applicable to such Loan (without giving effect to clause (b) of the definition of LIBO Rate), for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate that such Lender would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the Eurodollar market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

Section 2.12    Taxes.    (a) Any and all payments by or on account of any obligation of any Loan Party hereunder or under any other Loan Document shall be made free and clear of, and without deduction for, any Taxes; provided that if the applicable withholding agent shall be required to deduct any Taxes from such payments, then (i) if such Taxes are Indemnified Taxes or Other Taxes, the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Administrative Agent or Lender (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the applicable withholding agent shall make such deductions and (iii) the applicable withholding agent shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b) In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law, or, at the option of the Administrative Agent timely reimburse it for the payment thereof.

(c) The Loan Parties shall jointly and severally indemnify the Administrative Agent and each Lender within 10 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes paid by the

Administrative Agent or such Lender, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower hereunder or under any other Loan Document or required to be withheld or deducted from a payment to such Administrative Agent or Lender (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto. A certificate as to the amount of such payment or liability and a written statement setting forth in reasonable detail the basis and calculation of such amounts prepared in good faith and delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d) As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.12, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) (i) Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law, such properly completed and executed documentation prescribed by applicable law or reasonably requested by the Borrower as will permit such payments to be made without withholding or at a reduced rate, provided that (i) such Foreign Lender has received written notice from the Borrower advising it of the availability of such exemption or reduction and supplying all applicable documentation and (ii) such Foreign Lender is legally entitled to complete, execute, and deliver such documentation.

(ii) Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person,

(A) any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. Federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2) executed originals of IRS Form W-8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit M-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the

Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN; or

(4) to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, a U.S. Tax Compliance Certificate substantially in the form of Exhibit M-2 or Exhibit M-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit M-4 on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(f) If the Administrative Agent or a Lender determines, in its sole judgment exercised in good faith, that it has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 2.12, it shall pay over such refund to the Borrower within a reasonable period of time (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 2.12 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Borrower, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. This Section shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person.

(g) Each Lender shall indemnify the Administrative Agent within ten days after written demand therefor, for the full amount of (i) any Taxes attributable to such Lender and (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.6(c) relating to the maintenance of a Participant Register, in either case, that are payable or paid by the Administrative Agent, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability prepared in good faith and delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (g).

(h) The agreements in this Section 2.12 shall survive the termination of this agreement and the payment of the Loans and all other amounts payable hereunder.

Section 2.13    Payments Generally; Pro Rata Treatment; Sharing of Setoffs.    (a) The Borrower shall make each payment required to be made by it hereunder or under any other Loan Document (whether of principal, interest or fees, or of amounts payable under Section 2.10, 2.11 or 2.12, or otherwise) prior to the time expressly required hereunder or under such other Loan Document for such payment (or, if no such time is expressly required, prior to 2:00 p.m., New York City time), on the date when due, in immediately available funds, without setoff or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at its offices at 270 Park Avenue, New York, New York, except that payments pursuant to Sections 2.10, 2.11, 2.12 and 9.03 shall be made directly to the Persons entitled thereto and payments pursuant to other Loan Documents shall be made to the Persons specified therein. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment under any Loan Document shall be due on a day that is not a Business Day (except as otherwise provided in the definition of “Interest Period”), the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments under each Loan Document shall be made in dollars.

(b) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

(c) If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the relative aggregate amounts of principal of and accrued interest on their Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(d) Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.13(d) or 9.03(c), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid.

Section 2.14    Mitigation Obligations; Replacement of Lenders.    (a) If any Lender requests compensation under Section 2.10, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.12, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.10 or 2.12, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender, provided that nothing in this Section shall affect or postpone any of the obligations of the Borrower or the rights of any Lender pursuant to Section 2.10 or 2.12. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If any Lender requests compensation under Section 2.10, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.12, or if any Lender is not able to maintain Eurodollar Loans for reasons described in Section 2.10(e), or if any Lender becomes a Defaulting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04, provided that the Borrower or assignee must pay any applicable processing or recordation fee), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided, further, that (i) the Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld and (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and such Lender shall be released from all obligations hereunder. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

Section 2.15    Voluntary Prepayments Below Par.    (a) The Borrower may elect to notify the Administrative Agent and the Lenders that it wishes to make below par voluntary prepayments of the Loans (each such payment a “Discounted Voluntary Prepayment”) pursuant to the procedures set forth in this

Section 2.15; provided that (i) the Borrower shall specify in an Election Notice to the Administrative Agent whether such Discounted Voluntary Prepayment will be a utilization of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow or the Borrower’s Discretionary Portion of Excess Cash Flow and Discounted Voluntary Prepayments shall only be permitted to be made in amounts not exceeding the Borrower’s Discounted Prepayment Portion of Excess Flow or the Borrower’s Discretionary Portion of Excess Cash Flow (as applicable) at the time such Discounted Voluntary Prepayment is made and (ii) no Discounted Voluntary Prepayment shall be made after December 31, 2016. At the time of any Discounted Voluntary Prepayment, the Borrower shall certify, with reasonable supporting detail (as reasonably determined by the Administrative Agent), (i) compliance with the requirements of this Section 2.15, which certification shall include a schedule setting forth the computation (of any utilization by the Borrower) of Borrower’s Discounted Prepayment Portion of Excess Cash Flow or Borrower’s Discretionary Portion of Excess Cash Flow (as applicable), (ii) that no Event of Default pursuant to Section 6.14 could reasonably be expected to occur during the immediately succeeding four calendar quarters if such Discounted Voluntary Prepayment is not made, (iii) that such Discounted Voluntary Prepayment shall have been approved by the Borrower’s Board of Directors and (iv) that immediately prior to and after giving effect to any Discounted Voluntary Prepayment, (x) no Default or Event of Default shall have occurred and be continuing, (y) the aggregate unencumbered cash and Permitted Investments (provided that any such cash and Permitted Investments to the extent subject to a Lien created under the Loan Documents, the Dex East Loan Documents or the RHDI Loan Documents shall be deemed to be unencumbered for purposes of this clause (y)) maintained by the Borrower, Dex East, RHDI and their Subsidiaries on a consolidated basis shall be at least $40,000,000 and (z) the aggregate unencumbered cash and Permitted Investments (provided that any such cash and Permitted Investments to the extent subject to a Lien created under the Loan Documents shall be deemed to be unencumbered for purposes of this clause (z)) maintained by the Borrower and its Subsidiaries shall be at least $10,000,000.

(b) In connection with any Discounted Voluntary Prepayment, the Borrower shall notify the Lenders (the “Discounted Voluntary Prepayment Notice”) that the Borrower desires to prepay Loans with cash proceeds in an aggregate amount (each, a “Discounted Voluntary Prepayment Amount”) specified by the Borrower (which amount shall be not less than $5,000,000) at a price within a range (the “Range”) to be specified by the Borrower equal to a percentage of par (not to exceed 100%) (the “Payment Percentage”) of the principal amount of the Loans to be prepaid; provided that only one Discounted Voluntary Prepayment Notice may be in effect at any time. The Discounted Voluntary Prepayment Notice shall further specify the date by which Lenders are required to indicate their election to participate in such proposed Discounted Voluntary Prepayment, which shall be at least five Business Days following the date of the Discounted Voluntary Prepayment Notice (the “Acceptance Date”). No proposed Discounted Voluntary Prepayment shall be made if the amount of cash expended to make Discounted Voluntary Prepayments would exceed an amount equal to the Borrower’s Portion of Excess Cash Flow at such time.

(c) On or prior to the Acceptance Date, each Lender may specify by written notice to the Administrative Agent a minimum Payment Percentage (the “Acceptable Payment Percentage”) within the Range for a maximum principal amount (subject to rounding requirements specified by the Administrative Agent) of Loans at which such Lender is willing to permit such Discounted Voluntary Prepayment. Based on the Acceptable Payment Percentages and principal amounts of Loans specified by Lenders, the applicable Payment Percentage (the “Applicable Payment Percentage”) for the Discounted Voluntary Prepayment shall be the lowest Acceptable Payment Percentage at which the Borrower can complete the Discounted Voluntary Prepayment for the applicable Discounted Voluntary Prepayment Amount that is within the applicable Range; provided that if the offers received from Lenders are insufficient to allow the Borrower to complete the Discounted Voluntary Prepayment for the applicable Discounted Voluntary Prepayment Amount, then the Applicable Payment Percentage shall instead be the highest Acceptable Payment Percentage that is within the applicable Range. The Borrower shall prepay Loans (or the respective portions thereof) offered by Lenders at the Acceptable Payment Percentages specified by each such Lender that are equal to or less than the Applicable Payment Percentage (“Qualifying Loans”) by remitting an amount to the Administrative Agent (for distribution to each respective Lender to be prepaid) equal to the product of the face amount, or par, of the Loan being prepaid multiplied by the

Applicable Payment Percentage; provided that if the aggregate cash proceeds required to prepay Qualifying Loans (disregarding any interest payable under Section 2.15(d)) would exceed the applicable Discounted Voluntary Prepayment Amount for such Discounted Voluntary Prepayment, the Borrower shall prepay such Qualifying Loans at the Applicable Payment Percentage ratably based on the respective principal amounts of such Qualifying Loans (subject to rounding requirements specified by the Administrative Agent).

(d) All Loans prepaid by the Borrower pursuant to this Section 2.15 shall be accompanied by payment of accrued and unpaid interest on the par principal amount so prepaid to, but not including, the date of prepayment.

(e) Each Discounted Voluntary Prepayment shall be consummated pursuant to procedures (including as to rounding and minimum amounts, Type and Interest Periods of accepted Loans, irrevocability of Discounted Voluntary Prepayment Notice and other notices by the Borrower and Lenders and determination of Applicable Payment Percentage) reasonably established by the Administrative Agent in consultation with the Borrower and not inconsistent with the terms hereof.

(f) Each Discounted Voluntary Prepayment shall constitute an optional prepayment of Loans for all purposes under this Agreement, but excluding for purposes of Section 2.06(d).

(g) Notwithstanding anything to the contrary in this Agreement (including, without limitation, Sections 2.06 and 2.13), the Lenders hereby consent to the transactions described in this Section 2.15 and further acknowledge that in connection with any Discounted Voluntary Prepayment, principal and interest payments may be made on a non-pro rata basis, as determined by the Administrative Agent, to the applicable Lenders.

(h) This Section 2.15 shall not require the Borrower to undertake or any Lender to participate in any Discounted Voluntary Prepayment.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

The Borrower and, solely for purposes of Sections 3.01, 3.02, 3.03, 3.08, 3.09, 3.12, 3.13 and 3.19, the Ultimate Parent (with respect to itself and the Service Company) and the Parent represents and warrants to the Lenders that:

Section 3.01    Organization; Powers.    Each of the Ultimate Parent, the Parent, the Service Company, the Borrower and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

Section 3.02    Authorization; Enforceability.    The Transactions entered into and to be entered into by each of the Ultimate Parent, the Parent, the Service Company and the Dex West Loan Parties are within such Person’s corporate or limited liability company powers and have been duly authorized by all necessary corporate or limited liability company and, if required, stockholder or member action. This Agreement has been duly executed and delivered by each of the Ultimate Parent, the Parent and the Dex West Loan Parties and constitutes, and each other Loan Document to which any of the Ultimate Parent, the Parent, the Service Company and the Dex West Loan Parties is to be a party, when executed and delivered by such Person, will constitute, a legal, valid and binding obligation of such Person, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

Section 3.03    Governmental Approvals; No Conflicts.    The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except as have been obtained or made and are in full force and effect and except filings necessary to perfect Liens created under the Loan Documents, (b) will not violate any applicable law or regulation or the charter, limited liability company agreement, by-laws or other organizational documents of the Ultimate Parent, the Parent, the Service Company, the Borrower or any of its Subsidiaries or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Ultimate Parent, the Parent, the Service Company, the Borrower or any of its Subsidiaries or any of their assets, or give rise to a right thereunder to require any payment to be made by the Ultimate Parent, the Parent, the Service Company, the Borrower or any of its Subsidiaries, and (d) will not result in the creation or imposition of any Lien on any asset of the Ultimate Parent, the Parent, the Service Company, the Borrower or any of its Subsidiaries, except Liens permitted under Section 6.02.

Section 3.04    Financial Condition.    The unaudited consolidated balance sheet of the Borrower as of [                    ], 201[    ] and the related unaudited consolidated statements of operations and of cash flows

for the [            ]-month period ended on such date present fairly, in all material respects, the financial position and results of operations and cash flows of the Borrower as of such date and for such period in accordance with GAAP, subject to normal year-end audit adjustments.

Section 3.05    Properties.    (a) The Borrower and each of its Subsidiaries has good title to, or valid leasehold interests in, all its real and personal property material to its business (including its Mortgaged Properties), except for minor defects in title that do not, or could not reasonably be expected to, interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes.

(b) The Borrower and each of its Subsidiaries owns, or is licensed to use, all trademarks, trade names, copyrights, patents and other intellectual property material to its business, and the use thereof by the Borrower and its Subsidiaries does not infringe upon the rights of any other Person, except, in each case, for any matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect [(other than the Disclosed Matters)]22.

(c) Schedule 3.05 sets forth the address of each real property that is owned or leased by the Borrower or any of its Subsidiaries as of the Closing Date.

Section 3.06    Litigation and Environmental Matters.    (a) There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower, any of its Subsidiaries or any of their respective executive officers or directors (i) which could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect [(other than the Disclosed Matters)]23 or (ii) that involve any of the Loan Documents or the Transactions.

(b) Except for [either the Disclosed Matters or]24 any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, none of the Borrower or any of its Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any facts or circumstances which are reasonably likely to form the basis for any Environmental Liability.

Section 3.07    Compliance with Laws and Agreements.    The Borrower and each of its Subsidiaries is in compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property

[22]	To be included if applicable
[23]	To be included if applicable
[24]	To be included if applicable

and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No Default has occurred and is continuing.

Section 3.08    Investment Company Status.    None of the Ultimate Parent, the Parent, the Service Company, the Borrower or any of its Subsidiaries is required to be registered as an “investment company” as defined in the Investment Company Act of 1940.

Section 3.09    Taxes.    Each of the Ultimate Parent, the Parent, the Service Company, the Borrower and its Subsidiaries has timely filed or caused to be filed all material Tax returns and reports required to have been filed and has paid or caused to be paid all material Taxes required to have been paid by it, except any Taxes that are being contested in good faith by appropriate proceedings and for which the Ultimate Parent, the Parent, the Service Company, the Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves in accordance with GAAP. Except as set forth in Schedule 3.09, no material tax Liens have been filed.

Section 3.10    ERISA.    During the five year period prior to the date on which this representation is made or deemed to be made with respect to any Plan or Multiemployer Plan, no ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability has occurred during such five year period or for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Accounting Standards Codification No. 715: Compensation Retirement Benefits) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Plan by an amount that would reasonably be expected to have a Material Adverse Effect, and the present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Accounting Standards Codification No. 715: Compensation Retirement Benefits) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of all such underfunded Plans by an amount that would reasonably be expected to have a Material Adverse Effect.

Section 3.11    Margin Regulations.    Neither the Borrower nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock.

Section 3.12    Disclosure.    None of the written reports, financial statements, certificates or other written information (including, without limitation, the Registration Statement on Form S-4 [and the Disclosure Statement (as supplemented in writing through the Closing Date))]25 taken as a whole, furnished by or on behalf of the Ultimate Parent, the Parent, the Service Company or any Dex West Loan Party to the Administrative Agent or any Lender in connection with the negotiation of this Agreement or any other Loan Document or delivered hereunder or thereunder (as of the date thereof and as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made taken as a whole, not misleading; provided that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable (i) at the time such projected financial information was prepared and (ii) as of the date hereof. [The Bankruptcy Court entered an order on or about [            ], 2013 approving the adequacy of the Disclosure Statement.]26

Section 3.13    Subsidiaries.    Schedule 3.13 sets forth the name of, and the ownership interest of the Ultimate Parent, the Parent, the Service Company and the Borrower in, each Subsidiary of the Ultimate Parent, the Parent, the Service Company and the Borrower and identifies each such Subsidiary that is a Loan Party, in

[25]	To be included if applicable
[26]	To be included if applicable

each case as of the Closing Date. As of the Closing Date, none of the Ultimate Parent, the Parent, the Service Company and the Borrower has any Subsidiaries other than those set forth on Schedule 3.13.

Section 3.14    Insurance.    Schedule 3.14 sets forth a description of all insurance maintained by or on behalf of the Borrower and its Subsidiaries as of the Closing Date. As of the Closing Date, all premiums due and payable in respect of such insurance have been paid. The Borrower believes that the insurance maintained by or on behalf of the Borrower and its Subsidiaries is adequate.

Section 3.15    Labor Matters.    As of the Closing Date[, other than the Disclosed Matters]27, there are no strikes, lockouts or slowdowns against the Borrower or any Subsidiary pending or, to the knowledge of the Borrower, threatened. Except as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect: (a) the hours worked by and payments made to employees of the Borrower and the Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable Federal, state, local or foreign law dealing with such matters; (b) all payments due from the Borrower or any Subsidiary, or for which any claim may be made against the Borrower or any Subsidiary, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of the Borrower or such Subsidiary; and (c) the consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which the Borrower or any Subsidiary is bound.

Section 3.16    Senior Debt.    For so long as the Restructuring Notes or Additional Notes are outstanding, the Obligations shall constitute “Senior Debt” under and as defined in the Restructuring Notes Indenture or, if applicable, under the indenture, note purchase agreement or other applicable agreement or instrument under which any such Additional Notes are issued.

Section 3.17    Security Documents.    (a) The Guarantee and Collateral Agreement is effective to create in favor of the Collateral Agent, for the benefit of the Secured Parties, a legal, valid and enforceable security interest in the Collateral described therein and proceeds thereof. In the case of the Pledged Stock and Pledged Notes (as defined in the Guarantee and Collateral Agreement) described in the Guarantee and Collateral Agreement, when stock certificates representing such Pledged Stock and Pledged Notes are delivered to the Collateral Agent, and in the case of the other Collateral described in the Guarantee and Collateral Agreement (other than the Intellectual Property, as defined in the Guarantee and Collateral Agreement), when financing statements and other filings are filed in the offices specified on Schedule 3.17 (as updated by the Borrower from time to time in accordance with Section 5.03), the Guarantee and Collateral Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Dex West Loan Parties in such Collateral and the proceeds thereof, as security for the Obligations to the extent perfection can be obtained by filing Uniform Commercial Code financing statements, or in the case of Pledged Stock and Pledged Notes, by possession or control, in each case prior and superior in right to any other Person (except, in the case of Collateral other than Pledged Stock and Pledged Notes, Liens permitted by Section 6.02(a)).

(b) When the Guarantee and Collateral Agreement or a summary thereof is properly filed in the United States Patent and Trademark Office and the United States Copyright Office, and, with respect to Collateral in which a security interest cannot be perfected by such filings, upon the proper filing of the financing statements referred to in paragraph (a) above, the Guarantee and Collateral Agreement and such financing statements shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the grantors thereunder in the Intellectual Property (as defined in the Guarantee and Collateral Agreement), in each case prior and superior in right to any other Person (it being understood that subsequent recordings in the United States Patent and Trademark Office and the United States Copyright Office may be necessary to perfect a lien on registered trademarks and patents, trademark and patent applications and registered copyrights acquired by the grantors after the date hereof).

[27]	To be included if applicable

(c) The Mortgages, if any, entered into on or prior to the Closing Date (when amended by the mortgage amendment referred to in clause (g)(1) of the Collateral and Guarantee Requirement (the “Mortgage Amendments”)), or after the Closing Date pursuant to Section 5.12, are or when entered shall be effective to create in favor of the Collateral Agent, for the ratable benefit of the Secured Parties, a legal, valid and enforceable Lien on all of the Dex West Loan Parties’ right, title and interest in and to the Mortgaged Property thereunder and the proceeds thereof, and when such Mortgages are filed in the proper real estate filing offices, such Mortgages shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Dex West Loan Parties in such Mortgaged Property and the proceeds thereof, in each case prior and superior in right to any other Person, other than with respect to the rights of Person pursuant to Liens expressly permitted by Section 6.02(a).

Section 3.18    Liens.    There are no Liens of any nature whatsoever on any properties of the Borrower or any of its Subsidiaries other than Permitted Encumbrances and Liens permitted by Section 6.02.

Section 3.19    [Bankruptcy Court Orders.    The Confirmation Order has been entered by the Bankruptcy Court, and such order has not been stayed, reversed, modified or vacated on appeal.]28

ARTICLE IV

CONDITIONS

Section 4.01    Effectiveness of Agreement.    The effectiveness of this Agreement is subject to the satisfaction or waiver of the following conditions precedent (and the delivery of the notice contemplated in the last sentence of this Section 4.01), provided that nothing herein shall limit the consent rights set forth in the Dex Support Agreement:

(a) Loan Documents.    The Administrative Agent shall have received (i) this Agreement, executed and delivered by the Ultimate Parent, the Parent, the Borrower, the Administrative Agent and[, to the extent requested by the Administrative Agent,]29 the Lenders, (ii) an executed Acknowledgment and Confirmation substantially in the form of Exhibit B hereto from each Dex West Loan Party, (iii) the Shared Guarantee and Collateral Agreement executed and delivered by each Shared Collateral Loan Party, (iv) the Subordinated Guarantee Agreement, executed and delivered by the Borrower, Dex East, RHDI and SuperMedia and (v) the Intercreditor Agreement, executed and delivered by the Ultimate Parent, the Parent, Dex Media Service, Dex Digital, RHDC, the Borrower, Dex East, RHDI, the Agent, the Shared Collateral Agent, the administrative agent and collateral agent under the Dex East Credit Agreement, the administrative agent under the RHDI Credit Agreement and the administrative agent under the SuperMedia Credit Agreement.

(b) [Confirmation of the Reorganization Plan.    The Reorganization Plan shall have been confirmed by the Bankruptcy Court pursuant to the Confirmation Order. The Confirmation Order shall not have been stayed, modified, or vacated on appeal. All conditions precedent to the effectiveness of the Reorganization Plan shall have been satisfied (or waived) or shall be concurrently with the effective date of the Reorganization Plan satisfied (or waived) in accordance with the terms of the Reorganization Plan.]30

(c) Amendments.    The Administrative Agent shall have received satisfactory evidence of the completion of the Amendments (including, for the avoidance of doubt, evidence that (i) the RHDI Loan Documents and the Dex East Loan Documents have been entered into, and become effective, substantially simultaneously with this Agreement and (ii) the SuperMedia Loan Documents have been entered into, and become effective, prior to the

[28]	To be included if applicable
[29]	To be included if applicable
[30]	To be included if applicable

consummation of the Mergers)[; provided, that it is acknowledged and agreed that the filing by the Ultimate Parent, on behalf of itself and its Subsidiaries, with the Bankruptcy Court of written notice of the occurrence of the “Effective Date” under (and as defined in) the Reorganization Plan shall satisfy this condition.]31

(d) Mergers.    The Mergers shall have been consummated by the filing of the Certificates of Merger (as defined in the Merger Agreement) with the Secretary of State of the State of Delaware.

(e) Trademarks.    The trademarks owned by the Borrower, Dex East, RHDI, SuperMedia, the Service Company and each other Shared Collateral Loan Party (other than the Ultimate Parent) (“Collateral Trademarks”) shall have been transferred (together with the associated goodwill) to and owned by a bankruptcy remote Subsidiary of each such Person, respectively, and in each case, (i) the organizational documents of such bankruptcy remote Subsidiaries (each, a “License Subsidiary”) shall provide for, and require that there at all times be, two special independent directors or members whose consent would be required for such License Subsidiary to file a petition for bankruptcy or for the transfer of any equity interests therein (other than the sale of such equity interests in a transaction permitted under the Loan Documents) and shall otherwise be in form and substance reasonably satisfactory to the Administrative Agent and the Administrative Agent shall have received and shall be reasonably satisfied with (A) a certificate of an authorized officer of the Ultimate Parent including the certificate of incorporation or formation, as applicable, for the License Subsidiaries, certified by the relevant authority of the jurisdiction of organization of such License Subsidiary, (B) a complete copy of resolutions adopted by the Governing Board of such License Subsidiary authorizing the execution, delivery and performance in accordance with their respective terms of the agreements described in clause (ii) below and (C) a long form good standing certificate of such License Subsidiary, as applicable, from its jurisdiction of organization (ii) the License Subsidiaries shall have entered into License Agreements and (iii) except as permitted by a License Agreement, anything incidental to the ownership of the Collateral Trademarks (including filing or registering any application for or registration of all current or future Collateral Trademarks and the prosecution, maintenance, renewal or enforcement of same) shall be done solely by the Licensee Subsidiaries (or their respective selected designees).

(f) Other Intellectual Property Arrangements.    (i) Each of the Borrower, Dex East, RHDI, SuperMedia, the Service Company and each other Shared Collateral Loan Party shall have entered into Master IP License Agreements substantially in the form of Exhibit I hereto and (ii) each of the Borrower, Dex East, RHDI, SuperMedia, the Service Company and each other Shared Collateral Loan Party (other than the Ultimate Parent) shall have delivered to each other above-referenced party and its Subsidiaries (other than License Subsidiaries) as of the Closing Date current or contingent (e.g., through an escrow arrangement reasonably satisfactory to the Administrative Agent) possession of, or access to, all Escrow Materials in existence as of the Closing Date, to the extent the applicable owner or licensee of any Escrow Materials is not permitted by the Agent to make delivery of same to any of such other parties promptly after the Closing Date. Notwithstanding anything to the contrary contained in this Section 4.01(f), neither Borrower, Dex East, RHDI, SuperMedia, the Service Company nor any other Shared Collateral Loan Party shall be deemed to have failed to satisfy this Section 4.01(f) for any inadvertent failure to deliver or place into escrow any Escrow Materials because such party was unaware of the existence of any such item, provided that (x) delivery or escrow of any such item is made promptly after identification or discovery of such item (and that such item has not been delivered or escrowed) by such party and (y) none of such other parties are materially damaged or prejudiced, and do not lose any material rights, due to such failure.

(g) Existing Credit Agreement.    The Borrower shall have timely paid current scheduled amortization and interest (at the non-default rate) on the Loans (as defined in the Existing Credit Agreement) in accordance with the Existing Credit Agreement [and, to the extent applicable, the Cash Collateral Order,]32 and shall have paid all other fees and expenses then due and payable with respect to the Existing Credit Agreement.

(h) Fees.    The Lenders and the Administrative Agent shall have received all fees required to be paid, and all expenses for which reasonably detailed invoices have been presented, on or before the Closing Date.

[31]	To be included if applicable
[32]	To be included if applicable

(i) No Actions.    There shall be no action, suit, investigation or proceeding pending or, to the knowledge of the Borrower, threatened in any court or before any arbitrator or Governmental Authority that could reasonably be expected to (x) have a material adverse effect on the business, assets, properties, liabilities (actual and contingent), operations or condition (financial or otherwise) of the Ultimate Parent and the other Loan Parties and their respective Subsidiaries, taken as a whole, (y) adversely affect the ability of the Ultimate Parent or any other Loan Party to perform its obligations under the Loan Documents or (z) adversely affect the rights and remedies of the Agent or the Lenders under the Loan Documents.

(j) Shared Services Agreement.    The Administrative Agent shall have received the Shared Services Agreement, duly executed and delivered by the Ultimate Parent, the Service Company, the Borrower and each other party thereto, in substantially the form attached as Exhibit E hereto.

(k) Tax Sharing Agreements.    The Administrative Agent shall have received the Tax Sharing Agreements, duly executed and delivered by the parties thereto.

(l) Financial Statements.    The Lenders shall have received the unaudited interim consolidated financial statements described in Section 3.04.

(m) Closing Certificate.    The Administrative Agent shall have received and shall be satisfied with (x) a certificate of an authorized officer of each Loan Party (other than any Newco Subordinated Guarantor), dated the Closing Date, with appropriate insertions and attachments including (i) the certificate of incorporation or formation, as applicable, of such Person, as applicable, certified by the relevant authority of the jurisdiction of organization of such Person, as applicable, (ii) a complete copy of resolutions adopted by the Governing Board of such Person authorizing the execution, delivery and performance in accordance with their respective terms of the Loan Documents to which such Person is a party and any other documents required or contemplated hereunder (in the case of the Ultimate Parent, a copy of the Confirmation Order in lieu of such resolutions; provided that a copy of the resolutions adopted by the new Governing Board of the Ultimate Parent ratifying the execution, delivery and performance in accordance with their respective terms of the Loan Documents to which the Ultimate Parent is a party shall be delivered to the Administrative Agent on the Closing Date) and (iii) a long form good standing certificate of such Person, as applicable, from its jurisdiction of organization and (y) a certificate signed by the president, a vice president or a Financial Officer of the Borrower, the Ultimate Parent and the Parent, confirming that the conditions in Sections 4.01(q) and 4.01(t) have been satisfied, as applicable.

(n) Legal Opinions.    The Administrative Agent shall have received the following executed opinions in each case in form and substance satisfactory to the Administrative Agent: (i) the legal opinion of Kirkland & Ellis LLP, counsel to the Ultimate Parent and its Subsidiaries, (ii) the legal opinion of Mark W. Hianik, the general counsel of the Ultimate Parent and its Subsidiaries, and (iii) the legal opinion of Fulbright & Jaworski LLP, counsel to SuperMedia and its Subsidiaries.

(o) Pledged Stock; Stock Powers; Pledged Notes.    To the extent not previously delivered, (i) the Agent shall have received (x) the certificates or other instruments representing all outstanding Equity Interests of each Subsidiary owned by or on behalf of any Loan Party pledged pursuant to the Guarantee and Collateral Agreement, together with stock powers or other instruments of transfer with respect thereto endorsed in blank and (y) each promissory note pledged and required to be delivered to the Agent pursuant to the Guarantee and Collateral Agreement, together with note powers or other instruments of transfer with respect thereto endorsed in blank, and (ii) the Shared Collateral Agent shall have received, subject to the Intercreditor Agreement, (x) the certificates or other instruments representing all outstanding Equity Interests of each Subsidiary owned by or on behalf of any Shared Collateral Loan Party pledged pursuant to the Shared Guarantee and Collateral Agreement, together with stock powers or other instruments of transfer with respect thereto endorsed in blank and (y) each promissory note pledged and required to be delivered to the Shared Collateral Agent pursuant to the Shared Guarantee and Collateral Agreement, together with note powers or other instruments of transfer with respect thereto endorsed in blank.

(p) Filings, Registrations and Recordings.    All documents and instruments, including Uniform Commercial Code financing statements, required by law or reasonably requested by the Agent or the Shared Collateral Agent, as applicable, to be filed, registered or recorded to create the Liens intended to be created by the Collateral Agreements and perfect such Liens to the extent required by, and with the priority required by, the Collateral Agreements, shall have been executed and be in proper form for filing, subject only to exceptions satisfactory to the Agent or the Shared Collateral Agent, as applicable, and the Collateral and Guarantee Requirement shall have otherwise been satisfied.

(q) Representations and Warranties.    The representations and warranties of each Loan Party set forth in the Loan Documents shall be true and correct in all material respects (except to the extent already qualified as to materiality in which case such representations and warranties shall be true in all respects) on and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects (except to the extent already qualified as to materiality in which case such representations and warranties shall be true in all respects) on and as of such earlier date).

(r) Mortgages.    The Collateral and Guarantee Requirement shall have been satisfied with respect to the Mortgaged Properties listed on Schedule 1.01B.

(s) Control Agreements.    To the extent not previously delivered, (i) the Agent shall have received control agreements executed by all parties thereto with respect to each “deposit account” (as defined in the Guarantee and Collateral Agreement) and “securities account” (as defined in the Guarantee and Collateral Agreement) with respect to which a control agreement is required to be delivered by any Loan Party to the Agent pursuant to the Guarantee and Collateral Agreement, in each case in form and substance reasonably satisfactory to the Agent and (ii) the Shared Collateral Agent shall have received control agreements executed by all parties thereto with respect to each “deposit account” (as defined in the Shared Guarantee and Collateral Agreement) and “securities account” (as defined in the Shared Guarantee and Collateral Agreement) with respect to which a control agreement is required to be delivered by any Shared Collateral Loan Party to the Shared Collateral Agent pursuant to the Shared Guarantee and Collateral Agreement, in each case in form and substance reasonably satisfactory to the Shared Collateral Agent.

(t) No Default.    After giving effect to Section 9.17, no Default shall have occurred and be continuing as of the Closing Date.

(u) Other Transaction Documents.    The Administrative Agent shall have received copies of the Dex East Credit Agreement, the RHDI Credit Agreement and the SuperMedia Credit Agreement, in each case certified by an authorized officer of the Ultimate Parent.

(v) Interest under Existing Credit Agreement.    The accrued and unpaid interest on the Loans (as defined in the Existing Credit Agreement) to the Closing Date (at the applicable non-default rate) shall have been paid in full in cash by the Borrower.33

(w) Flood Hazards.    The Administrative Agent shall have received a completed “Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determination with respect to each Mortgaged Property (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the Borrower and each Loan Party relating thereto), if any, and if any such Mortgaged Property is located in a special flood hazard area, evidence of flood insurance in form and amount reasonably satisfactory to the Administrative Agent.

The Administrative Agent shall notify the Borrower and the Lenders of the Closing Date, and such notice shall be conclusive and binding.

[33]	Potential for breakage or other costs to be discussed.

ARTICLE V

AFFIRMATIVE COVENANTS

Until the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full, each of the Borrower and, solely for purposes of (i) Sections 5.01(a), (b) and (l), 5.12(c), 5.13 and 5.15, the Ultimate Parent and (ii) Section 5.12(c), the Parent covenants and agrees with the Lenders that:

Section 5.01    Financial Statements and Other Information.    The Borrower will furnish to the Administrative Agent and each Lender:

(a) no later than the earlier of (i) 10 days after the date that the Borrower is required to file a report on Form 10-K with the Securities and Exchange Commission in compliance with the reporting requirements of Section 13 or 15(d) of the Exchange Act (whether or not the Borrower is so subject to such reporting requirements), and (ii) 90 days after the end of each fiscal year of the Borrower, commencing with the fiscal year ending December 31, 2013, (A) (x) the Ultimate Parent’s audited consolidated balance sheet and related consolidated statements of operations, stockholders’ equity and cash flows as of the end of and for such year and (y) the Ultimate Parent’s audited consolidating balance sheet and related consolidating statements of operations, stockholders’ equity and cash flows as of the end of and for such year (with each such consolidating financial statement showing the standalone financial information for each of the Borrower and its consolidated Subsidiaries, Dex East and its consolidated Subsidiaries, RHDI and its consolidated Subsidiaries and SuperMedia and its consolidated Subsidiaries and otherwise being in form substantially similar in all material respects to the consolidating financial statements of the Ultimate Parent most recently delivered to the Administrative Agent prior to the Closing Date or such other form as may be reasonably acceptable to the Administrative Agent), setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by KPMG LLP or other independent public accountants of recognized national standing (without a “going concern” or like qualification, exception or explanatory paragraph and without any qualification or exception as to the scope of such audit or other material qualification or exception; provided, that if the Ultimate Parent switches from one independent public accounting firm to another, the audit report of any such new accounting firm may contain a qualification or exception as to the scope of such consolidated or consolidating financial statements that relates to any fiscal year prior to its retention which, for the avoidance of doubt, shall have been the subject of an audit report of the previous accounting firm meeting the criteria set forth above) to the effect that such consolidated and consolidating financial statements present fairly in all material respects the financial condition and results of operations of the Ultimate Parent and its consolidated Subsidiaries on a consolidated or consolidating basis, as the case may be, in accordance with GAAP consistently applied, except for the income tax provision which reflects an allocation to each Subsidiary of the Ultimate Parent’s income tax provision prepared on a consolidated basis and (B) the Borrower’s unaudited consolidated balance sheet and related consolidated statements of operations, stockholders’ equity and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all certified by a Financial Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except for the income tax provision which reflects an allocation to the Borrower, and its Subsidiaries of the Ultimate Parent’s income tax provision prepared on a consolidated basis[; provided, that detailed income statement and balance sheet information reflecting the elimination of the Borrower’s adoption of fresh-start accounting in accordance with GAAP upon effectiveness of the Reorganization Plan shall be included in (x) Management’s Discussion and Analysis or Liquidity and Capital Resources, in the case of the financial statements delivered pursuant to clause (A), and (y) Borrower’s Management’s Narrative Analysis and Results of Operations, in the case of the financial statements delivered pursuant to clause (B)]34;

[34]	To be included if applicable

(b) no later than the earlier of (i) 10 days after the date that the Borrower is required to file a report on Form 10-Q with the Securities and Exchange Commission in compliance with the reporting requirements of Section 13 or 15(d) of the Exchange Act (whether or not the Borrower is so subject to such reporting requirements), and (ii) 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, commencing with the fiscal quarter ending March 31, 2013, (A) (x) the Ultimate Parent’s unaudited consolidated balance sheet and related statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year and (y) the Ultimate Parent’s unaudited consolidating balance sheet and related consolidating statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year (with each such consolidating financial statement showing the standalone financial information for each of the Borrower and its consolidated Subsidiaries, Dex East and its consolidated Subsidiaries, RHDI and its consolidated Subsidiaries and SuperMedia and its consolidated Subsidiaries and otherwise being in form substantially similar in all material respects to the consolidating financial statements of the Ultimate Parent most recently delivered to the Administrative Agent prior to the Closing Date or such other form as may be reasonably acceptable to the Administrative Agent), setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Financial Officer of the Ultimate Parent as presenting fairly in all material respects the financial condition and results of operations of the Ultimate Parent and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except for the income tax provision which reflects an allocation to each Subsidiary of the Ultimate Parent’s income tax provision prepared on a consolidated basis, subject to normal year-end audit adjustments and the absence of footnotes and (B) the Borrower’s unaudited consolidated balance sheet and related consolidated statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Financial Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except for the income tax provision which reflects an allocation to the Borrower and its Subsidiaries of the Ultimate Parent’s income tax provision prepared on a consolidated basis, subject to normal year-end audit adjustments and the absence of footnotes[; provided, that detailed income statement and balance sheet information reflecting the elimination of the Borrower’s adoption of fresh-start accounting in accordance with GAAP upon effectiveness of the Reorganization Plan shall be included in (x) Management’s Discussion and Analysis or Liquidity and Capital Resources, in the case of the financial statements delivered pursuant to clause (A), and (y) Borrower’s Management’s Narrative Analysis and Results of Operations, in the case of the financial statements delivered pursuant to clause (B)]35;

(c) concurrently with any delivery of financial statements under clause (a)(B) or (b)(B) above, the corresponding financial statements with respect to Dex East, RHDI and SuperMedia that are required to be delivered by Dex East, RHDI and SuperMedia under the Dex East Credit Agreement, the RHDI Credit Agreement and the SuperMedia Credit Agreement, respectively;

(d) concurrently with any delivery of financial statements under clause (a) or (b) above, a certificate of a Financial Officer of the Borrower (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations demonstrating compliance with Section 6.14 (commencing with the fiscal quarter ending March 31, 2013), (iii) stating whether any change in GAAP or in the application thereof has occurred since the Closing Date that has had an effect on the financial statements accompanying such certificate and specifying any such change and the related effect, (iv) identifying any Subsidiary of the Dex West Loan Parties formed or acquired since the end of the previous fiscal quarter,

[35]	To be included if applicable

(v) identifying any parcels of real property or improvements thereto with a value exceeding $10,000,000 that have been acquired by the Dex West Loan Parties since the end of the previous fiscal quarter, (vi) identifying any changes of the type described in Section 5.03(a) that have not been previously reported by the Borrower, (vii) identifying any Permitted Acquisition or other acquisitions of going concerns that have been consummated since the end of the previous fiscal quarter, including the date on which each such acquisition or Investment was consummated and the consideration therefor, (viii) identifying any material Intellectual Property (as defined in the Guarantee and Collateral Agreement) with respect to which a notice is required to be delivered under the Guarantee and Collateral Agreement and has not been previously delivered, (ix) identifying any Prepayment Events or Ultimate Parent Asset Dispositions that have occurred since the end of the previous fiscal quarter and setting forth a reasonably detailed calculation of the Net Proceeds received from any such Prepayment Events or Ultimate Parent Asset Dispositions, (x) identifying any change in the locations at which equipment and inventory, in each case with a value in excess of $10,000,000, are located, if not owned by the Dex West Loan Parties, (xi) identifying any Services Assets (as defined in the Shared Services Agreement) (but with respect to Services Assets that constitute Intellectual Property, solely Intellectual Property that has been registered or patented or the registration of which has been applied for) contributed by the Borrower and its Subsidiaries to the Service Company during the immediately preceding fiscal quarter, and a reasonably detailed description of such Services Assets and the value thereof, (xii) attaching a schedule setting forth a computation (and any utilization by the Borrower) of Excess Cash Flow, Borrower’s Discounted Prepayment Portion of Excess Cash Flow and Borrower’s Discretionary Portion of Excess Cash Flow as of the end of the period covered by such financial statements and (xiii) setting forth (A) a reporting sales metric (which will serve as leading indicator of reported print and digital revenues), for such fiscal quarter or fiscal year, as applicable, (B) print and digital revenue and a gross margin amount for each of such reported revenue amounts for such fiscal quarter or fiscal year, as applicable, and (C) statements of cash flow from operations (with a reconciliation of net income to operating cash flow from operations and financing activities (including capital expenditures)) for such fiscal quarter or fiscal year, as applicable;

(e) concurrently with any delivery of financial statements under clause (a) above, a certificate of the accounting firm that reported on such financial statements stating whether they obtained knowledge during the course of their examination of such financial statements of any Default or Event of Default in respect of Section 6.14 (which certificate may be limited to the extent required by accounting rules, guidelines or practice);

(f) within 30 days after the commencement of each fiscal year of the Borrower, a detailed consolidated budget for such fiscal year (including a projected consolidated balance sheet and related statements of projected operations and cash flow as of the end of and for such fiscal year and setting forth the assumptions used for purposes of preparing such budget, in form reasonably satisfactory to the Administrative Agent), promptly when available, any material significant revisions of such budget;

(g) promptly after the same become publicly available, and no later than five Business Days after the same are sent, copies of all periodic and other reports, proxy statements and other materials filed by the Dex West Loan Parties with the Securities and Exchange Commission, or any Governmental Authority succeeding to any or all of the functions of said Commission, or with any national securities exchange, or distributed by the Ultimate Parent or the Parent to its shareholders generally;

(h) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Dex West Loan Parties, or compliance with the terms of any Loan Document, as the Administrative Agent (including on behalf of any Lender) may reasonably request;

(i) concurrently with any delivery of financial statements and related information by any Loan Party to any debtholder of Dex Digital, RHDC or of any Newco not otherwise required to be delivered hereunder, copies of such financial statements and related information;

(j) promptly following receipt thereof, copies of any documents described in Sections 101(k) or 101(l) of ERISA that any Loan Party or any ERISA Affiliate may request with respect to any Multiemployer Plan; provided, that if the Loan Parties or any of their ERISA Affiliates have not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, then, upon reasonable request of the Administrative Agent, the Loan Parties and/or their ERISA Affiliates shall promptly make a request for such documents or notices from such administrator or sponsor and the Borrower shall provide copies of such documents and notices to the Administrative Agent (on behalf of each requesting Lender) promptly after receipt thereof; provided, further, that the rights granted to the Administrative Agent in this section shall be exercised not more than once during a 12-month period;

(k) if the Borrower is not then a reporting company under the Securities Exchange Act of 1934, as amended, within 45 days after the end of each fiscal quarter of the Borrower or 90 days in the case of the last fiscal quarter of each fiscal year, a narrative discussion and analysis of the financial condition and results of operations of the Borrower and its Subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, as compared to the comparable periods of the previous year, in substantially the form delivered to the Administrative Agent prior to the Closing Date;

(l) no later than five Business Days prior to the effectiveness thereof, copies of substantially final drafts of any proposed material amendment, supplement, waiver or other modification with respect to the Dex East Credit Agreement, the RHDI Credit Agreement, the SuperMedia Credit Agreement, the Shared Services Agreement, the Tax Sharing Agreements, the Subordinated Guarantee, any Master IP License Agreement, any License Agreement, any escrow arrangement with respect to the Escrow Materials entered into pursuant to this Agreement, the Restructuring Notes or any Additional Notes; and

(m)(i) promptly following receipt thereof, any notice of changes of allocation percentages that any Dex West Loan Party shall receive pursuant to the Shared Services Agreement and (ii) concurrently with any delivery of financial statements under clause (a) or (b) above, a statement of changes in the intercompany balances of the Loan Parties with the Service Company in substantially the form delivered to the Administrative Agent prior to the Closing Date.

Section 5.02    Notices of Material Events.    The Borrower will furnish to the Administrative Agent and each Lender written notice of the following promptly after any Financial Officer or executive officer of the Borrower or any Subsidiary obtains knowledge thereof:

(a) the occurrence of any Default;

(b) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Ultimate Parent, the Parent, the Borrower or any Affiliate thereof that involves (i) a reasonable possibility of an adverse determination and which, if adversely determined, could reasonably be expected to result in a Material Adverse Effect or (ii) which relates to the Loan Documents;

(c) the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect; and

(d) any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

Section 5.03    Information Regarding Collateral.    (a) The Borrower will furnish to the Administrative Agent prompt written notice of any change (i) in the legal name of any of the Dex West Loan Parties, as reflected in its organization documents, (ii) in jurisdiction of organization or corporate structure of any of the Dex West Loan Parties and (iii) in the identity, Federal Taxpayer Identification Number or organization number of any of the Dex West Loan Parties, if any, assigned by the jurisdiction of its organization. The Borrower agrees not to effect or permit any change referred to in clauses (i) through (iii) of the preceding sentence unless all filings have been made under the Uniform Commercial Code or otherwise that are required in order for the Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral of the Dex West Loan Parties for the benefit of the Secured Parties. The Borrower also agrees promptly to notify the Administrative Agent if any damage to or destruction of Collateral of the Dex West Loan Parties that is uninsured and has a fair market value exceeding $10,000,000 occurs.

(b) Each year, at the time of delivery of annual financial statements with respect to the preceding fiscal year pursuant to clause (a) of Section 5.01, the Borrower shall deliver to the Administrative Agent a certificate of a Financial Officer and the chief legal officer of the Borrower certifying that all Uniform Commercial Code financing statements (including fixture filings, as applicable) or other appropriate filings, recordings or registrations, including all refilings, rerecordings and reregistrations, containing a description of the Collateral and required pursuant to the Loan Documents to be filed, have been filed of record in each governmental, municipal or other appropriate office in each jurisdiction necessary to protect and perfect the security interests under the Guarantee and Collateral Agreement for a period of not less than 18 months after the date of such certificate (except as noted therein with respect to any continuation statements to be filed within such period).

Section 5.04    Existence; Conduct of Business.    The Borrower will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, contracts, licenses, permits, privileges and franchises material to the conduct of its business; provided, that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 6.03 or any sale of assets permitted under Section 6.05.

Section 5.05    Payment of Obligations.    The Borrower will, and will cause each of its Subsidiaries to, pay its material Indebtedness and other material obligations, including Tax liabilities, before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings and (b) the Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP.

Section 5.06    Maintenance of Properties.    The Borrower will, and will cause each of its Subsidiaries to, keep and maintain all property (other than Intellectual Property) material to the conduct of its business in good working order and condition, ordinary wear and tear excepted. The Borrower will, and will cause each of its Subsidiaries to, subject to its and their reasonable business judgment, take all actions to maintain all registrations and applications with respect to material Intellectual Property owned by any of them.

Section 5.07    Insurance.    The Borrower will, and will cause each of its Subsidiaries to, maintain, with financially sound and reputable insurance companies (a) insurance in such amounts (with no greater risk retention) and against such risks as are customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations and (b) all insurance required to be maintained pursuant to the Security Documents. The Borrower will furnish to the Lenders, upon request of the Administrative Agent, information in reasonable detail as to the insurance so maintained.

Section 5.08    Casualty and Condemnation.     The Borrower (a) will furnish to the Administrative Agent and the Lenders prompt written notice of any casualty or other insured damage to any Collateral of the Dex West Loan Parties fairly valued at more than $10,000,000 or the commencement of any action or proceeding for the taking of any Collateral of the Dex West Loan Parties or any material part thereof or material interest therein under power of eminent domain or by condemnation or similar proceeding and (b) will ensure that the Net Proceeds of any such event (whether in the form of insurance proceeds, condemnation awards or otherwise) are collected and applied in accordance with the applicable provisions of the Security Documents and this Agreement.

Section 5.09    Books and Records; Inspection and Audit Rights.    The Borrower will, and will cause each of its Subsidiaries to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Borrower will, and will cause each of its Subsidiaries to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers, employees and independent accountants, all at such reasonable times and as often as reasonably requested.

Section 5.10    Compliance with Laws.    The Borrower will, and will cause each of its Subsidiaries to, comply with all laws, rules, regulations, including Environmental Laws, and orders of any Governmental Authority applicable to it, its operations or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

Section 5.11    Additional Subsidiaries.    If any additional Subsidiary of the Dex West Loan Parties is formed or acquired after the Closing Date, the Borrower will, within three Business Days after such Subsidiary is formed or acquired, notify the Administrative Agent and the Lenders thereof and, within 15 Business Days (or such longer period as the Administrative Agent shall agree) after such Subsidiary is formed or acquired, cause any applicable provisions of the Collateral and Guarantee Requirement to be satisfied with respect to such Subsidiary and with respect to any Equity Interest in or Indebtedness of such Subsidiary owned by or on behalf of the Dex West Loan Parties.

Section 5.12    Further Assurances.    (a) The Borrower will, and will cause each Subsidiary Loan Party to, execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, Mortgages and other documents), that may be required under any applicable law, or that the Administrative Agent or the Required Lenders may reasonably request, to cause all provisions of the Collateral and Guarantee Requirement applicable to the Dex West Loan Parties to be and remain satisfied, all at the expense of the Dex West Loan Parties; provided, that such provisions of the Collateral and Guarantee Requirement need not be satisfied with respect to (i) real properties owned by the Dex West Loan Parties with an individual fair market value (including fixtures and improvements) that is less than $10,000,000 and (ii) any real property held by the Dex West Loan Parties as a lessee under a lease. The Borrower also agrees to provide to the Administrative Agent, from time to time upon request, evidence reasonably satisfactory to the Administrative Agent as to the perfection and priority of the Liens created or intended to be created by the Security Documents.

(b) If any material asset (including any real property or improvements thereto or any interest therein) that has an individual fair market value of more than $10,000,000 is acquired by the Dex West Loan Parties after the Closing Date or owned by an entity at the time it becomes a Subsidiary Loan Party (in each case other than assets constituting Collateral under the Guarantee and Collateral Agreement that become subject to the Lien of the Guarantee and Collateral Agreement upon acquisition thereof), the Borrower will notify the Administrative Agent and the Lenders thereof, and, if requested by the Administrative Agent or the Required Lenders, the Borrower will cause such asset to be subjected to a Lien securing the Obligations and will take, and cause the Dex West Loan Parties to take, such actions as shall be necessary or reasonably requested by the Administrative Agent to grant and perfect such Liens, including actions described in paragraph (a) of this Section, all at the expense of the Dex West Loan Parties; provided, that the Collateral and Guarantee Requirement need not be satisfied with respect to (i) real properties owned by the Dex West Loan Parties with an individual fair market value (including fixtures and improvements) that is less than $10,000,000, (ii) any real property held by any of the Dex West Loan Parties as a lessee under a lease and (iii) other assets with respect to which the Agent determines that the cost or impracticability of including such assets as Collateral would be excessive in relation to the benefits to the Secured Parties.

(c) Subject to the Intercreditor Agreement, each of the Ultimate Parent and the Parent shall cause all provisions of the Collateral and Guarantee Requirement applicable to the Shared Collateral Loan Parties to be satisfied, including by causing, as applicable, (i) each Newco Subordinated Guarantor to execute a Newco Subordinated Guarantee as described in clause (e) of the definition of “Collateral and Guarantee Requirement” and (ii) each Newco Senior Guarantor to execute a supplement to the Shared Guarantee and Collateral Agreement as required thereunder; provided, that such provisions of the Collateral and Guarantee Requirement need not be satisfied with respect to (i) real properties owned by the Shared Collateral Loan Parties with an individual fair market value (including fixtures and improvements) that is less than $10,000,000 and (ii) any real property held by the Shared Collateral Loan Parties as a lessee under a lease.

Section 5.13    Credit Ratings.    Each of the Ultimate Parent and the Borrower will use its commercially reasonable efforts to maintain at all times monitored public ratings of the Loans by Moody’s and S&P and a corporate family rating for each of the Ultimate Parent and the Borrower from Moody’s and a corporate issuer rating for each of the Ultimate Parent and the Borrower from S&P.

Section 5.14    Intellectual Property.    Each of the Borrower, Dex East, RHDI, SuperMedia, the Service Company and each other Shared Collateral Loan Party (other than the Ultimate Parent) shall deliver to each other, following the Closing Date, current or contingent (e.g., through an escrow arrangement reasonably satisfactory to the Administrative Agent) possession of, or access to, all future Escrow Materials that were not Escrow Materials as of the Closing Date and material updates on an ongoing basis to Escrow Materials in existence as of the Closing Date in each case within a reasonable period of time following such Escrow Materials becoming owned, licensed or updated, as applicable, by Borrower, Dex East, RHDI, Super Media, the Service Company or another Shared Collateral Loan Party (other than the Ultimate Parent), as applicable. Notwithstanding anything to the contrary contained in this Section 5.14, neither Borrower, Dex East, RHDI, Super Media, the Service Company nor any other Shared Collateral Loan Party shall be deemed to have failed to satisfy this Section 5.14 for any inadvertent failure to deliver or place into escrow any Escrow Materials because such party was unaware of the existence of any such item, provided that (x) delivery or escrow of any such item is made within a reasonable period of time after identification or discovery of such item (and that such item has not been delivered or escrowed) by such party and (y) none of such other parties are materially damaged or prejudiced, and do not lose any material rights, due to such failure.

Section 5.15    Independent Director.    Each of the Ultimate Parent and the Borrower shall cause the board of directors, board of managers, or other equivalent governing body of each License Subsidiary to include at least two special, independent directors or members (or equivalent thereof), pursuant to documentation reasonably satisfactory to the Administrative Agent, whose consent shall be required for (i) any filing of a petition for bankruptcy by the relevant License Subsidiary, (ii) the transfer of any membership or other equity interests therein (other than the sale or other transfer of such membership or equity interests in a transaction permitted under the Loan Documents) and (iii) encumbering any asset owned by such License Subsidiary with a real property mortgage or deed of trust, as applicable, or a security agreement, pledge agreement or any similar agreement creating a Lien in respect thereof, except as permitted under the Loan Documents (including as a result of any consent, amendment, waiver or other modification obtained in accordance with the terms of the Loan Documents).

ARTICLE VI

NEGATIVE COVENANTS

Until the principal of and interest on each Loan and all fees payable hereunder have been paid in full, each of the Borrower, and solely for purposes of (i) Sections 6.13(b) and 6.16, the Parent, and (ii) Sections 6.13(b), 6.17, 6.18, 6.19 and 6.20, the Ultimate Parent, covenants and agrees with the Lenders that:

Section 6.01    Indebtedness; Certain Equity Securities.    (a) The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Indebtedness or any Attributable Debt, except:

(i) Indebtedness created under the Loan Documents and any Permitted Subordinated Indebtedness of the Borrower or its Subsidiaries to the extent the Net Proceeds thereof are used to refinance Indebtedness created under the Loan Documents;

(ii) Indebtedness existing on the Closing Date and set forth in Schedule 6.01 and Refinancing Indebtedness in respect thereof;

(iii) Indebtedness of the Borrower to any Subsidiary and of any Subsidiary to the Borrower or any other Subsidiary; provided, that no Subsidiary that is not a Loan Party shall have any Indebtedness to the Borrower or any Subsidiary Loan Party;

(iv) Guarantees by the Borrower of Indebtedness of any Subsidiary Loan Party and by any Subsidiary of Indebtedness of the Borrower or any Subsidiary Loan Party;

(v) Indebtedness and Attributable Debt of the Borrower or any Subsidiary incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals, refinancings and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof (other than by an amount not greater than fees and expenses, including premium and defeasance costs, associated therewith) or result in a decreased average weighted life thereof; provided that (1) such Indebtedness or Attributable Debt is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement and (2) the aggregate principal amount of Indebtedness and Attributable Debt permitted by this clause (v), together with the aggregate principal amount of Indebtedness and Attributable Debt of the Service Company described in Section 6.18(d)(i) allocated to the Borrower and its Subsidiaries pursuant to the Shared Services Agreement, shall not exceed $15,000,000 at any time outstanding;

(vi) Indebtedness of any Person that becomes a Subsidiary after the Closing Date and Refinancing Indebtedness in respect thereof; provided that (A) such Indebtedness (other than Refinancing Indebtedness) exists at the time such Person becomes a Subsidiary and is not created in contemplation of or in connection with such Person becoming a Subsidiary (except to the extent such Indebtedness refinanced other Indebtedness to facilitate such entity becoming a Subsidiary) and (B) the aggregate principal amount of Indebtedness permitted by this clause (vi) shall not exceed $10,000,000 at any time outstanding;

(vii) Indebtedness of the Borrower or any Subsidiary in respect of letters of credit in an aggregate face amount not exceeding $5,000,000 at any time outstanding;

(viii) unsecured Indebtedness and Attributable Debt owing to the Service Company incurred pursuant to the Shared Services Transactions; and

(ix) other unsecured Indebtedness (other than Indebtedness of the Borrower to any Affiliate of the Borrower) in an aggregate principal amount not exceeding $20,000,000 at any time outstanding.

(b) The Borrower will not, nor will it permit any Subsidiary to, issue any preferred stock or other preferred Equity Interests.

Section 6.02    Liens.    (a) The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(i) Liens created under the Loan Documents;

(ii) Permitted Encumbrances;

(iii) any Lien existing on the Closing Date and set forth in Schedule 6.02 on any property or asset of the Borrower or any Subsidiary; provided that (A) such Lien shall not apply to any other property or asset of the Borrower or any Subsidiary (other than proceeds) and (B) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals, refinancings and replacements thereof that do not increase the outstanding principal amount thereof or result in an earlier maturity date or decreased weighted average life thereof;

(iv) any Lien existing on any property or asset prior to the acquisition thereof by the Borrower or any Subsidiary or existing on any property or asset of any Person that becomes a Subsidiary after the Closing Date prior to the time such Person becomes a Subsidiary; provided that (A) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (B) such Lien shall not apply to any other property or assets of the Borrower or any Subsidiary (other than proceeds) and (C) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be and extensions, renewals, refinancings and replacements thereof that do not increase the outstanding principal amount thereof (other than by an amount not in excess of fees and expenses, including premium and defeasance costs, associated therewith) or result in a decreased average weighted life thereof;

(v) Liens on fixed or capital assets acquired, constructed or improved by the Borrower or any Subsidiary; provided that (A) such Liens secure Indebtedness permitted by clause (v) of Section 6.01(a), (B) such Liens and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement, (C) the Indebtedness secured thereby does not exceed the cost of acquiring, constructing or improving such fixed or capital assets and (D) such Liens shall not apply to any other property or assets of the Borrower or any Subsidiary (other than proceeds);

(vi) Liens on cash collateral securing letters of credit permitted by Section 6.01(a)(vii) in an aggregate amount not to exceed the lesser of (x) $5,250,000 and (y) 105% of the face amount thereof;

(vii) Liens in the nature of non-exclusive licenses of Intellectual Property granted to or in favor of another Company pursuant to the Directory Consolidation Project; and

(viii) Liens not otherwise permitted by this Section 6.02 securing obligations other than Indebtedness and involuntary Liens not otherwise permitted by this Section 6.02 securing Indebtedness, which obligations and Indebtedness are in an aggregate amount not in excess of $5,000,000 at any time outstanding.

Section 6.03    Fundamental Changes.    (a) The Borrower will not, nor will it permit any Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or liquidate, wind up or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing, (i) any Subsidiary may merge into the Borrower in a transaction in which the Borrower is the surviving entity, (ii) subject to Section 6.20, any Subsidiary may merge into any Subsidiary in a transaction in which the surviving entity is a wholly-owned Subsidiary and, if any party to such merger is a Subsidiary Loan Party, a Subsidiary Loan Party, (iii) any Subsidiary may merge or consolidate with any other Person in order to effect a Permitted Acquisition and (iv) any Subsidiary (other than the Borrower) may liquidate or dissolve if the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and is not materially disadvantageous to the Lenders; provided that (x) any such merger involving a Person that is not a wholly owned Subsidiary immediately prior to such merger shall not be permitted unless also permitted by Section 6.04 and (y) any such liquidation or dissolution involving a License Subsidiary of the Borrower shall not be permitted unless such License Subsidiary conveys, leases, sells, transfers or otherwise disposes of, in one transaction or series of transactions, all or substantially all of its business or property, whether now or hereafter acquired, to a License Subsidiary.

(b) The Borrower will not, and will not permit any of its Subsidiaries to, engage to any material extent in any business other than a Permitted Business.

(c) Notwithstanding anything to the contrary contained herein, this Section 6.03 shall not prohibit the [Mergers][“Restructuring Transactions” under (and as defined in) the Reorganization Plan.]36

Section 6.04    Investments, Loans, Advances, Guarantees and Acquisitions.    The Borrower will not, and will not permit any of its Subsidiaries to, make, purchase, hold or acquire (including pursuant to any merger with any Person that was not a wholly owned Subsidiary prior to such merger) any Investment, except:

(a) Permitted Investments;

(b) Investments existing on the date hereof and set forth on Schedule 6.04;

(c) Investments by the Borrower and its Subsidiaries in Equity Interests in Subsidiaries that are Subsidiary Loan Parties immediately prior to the time of such Investments;

(d) loans or advances made by the Borrower to any Subsidiary Loan Party and made by any Subsidiary to the Borrower or any Subsidiary Loan Party;

(e) Guarantees constituting Indebtedness permitted by Section 6.01;

(f) investments (including debt obligations and equity securities) received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;

(g) extensions of trade credit in the ordinary course of business;

(h) Investments consisting of non-cash consideration received in respect of sales, transfers or other dispositions of assets to the extent permitted by Section 6.05;

(i) Swap Agreements entered into in compliance with Section 6.07;

(j) loans and advances by the Borrower and any of its Subsidiaries to their employees in the ordinary course of business and for bona fide business purposes in an aggregate amount at any time outstanding not in excess of $2,500,000;

(k) Investments in connection with the Shared Services Transactions;

(l) Permitted Acquisitions (other than Permitted Acquisitions involving the purchase of assets from Affiliates that are not Subsidiaries of the Borrower) in an aggregate amount not to exceed $5,000,000 during the term of this Agreement;

(m) provided that (i) no Event of Default is continuing or would result therefrom, (ii) no portion of the proceeds of any such Investment is used, directly or indirectly, to purchase or repurchase, or finance the

[36]	To be included if applicable

purchase or repurchase, of any Restructuring Notes, Additional Notes or any other Indebtedness of any Affiliate (and the terms of any Investment shall not permit any such purchase or repurchase by the Person in which such Investment is made while such Investment is outstanding) and (iii) no such Investment is made in any Person that is an Affiliate of the Borrower (other than the Borrower and its Subsidiaries) other than Investments that result in a purchase of assets (x) by a Newco Senior Guarantor or the Service Company in connection with equivalent Investments by each of Dex East, RHDI and SuperMedia or (y) by the Borrower or a Subsidiary in Dex Digital in connection with equivalent Investments by each of Dex East and RHDI, Investments in any other Person in an aggregate amount not to exceed $5,000,000 during the term of this Agreement; and

(n) advances or payments made by the Borrower or any Subsidiary to (x) the License Subsidiaries of the Borrower or (y) any other Person, in each case for the purpose of (i) filing, prosecuting, registering, renewing, enforcing or maintaining any Intellectual Property applications or registrations owned by such License Subsidiaries and (ii) satisfying all other liabilities related to, in connection with or incidental to (x) the maintenance of the existence of such License Subsidiaries and (y) activities of such License Subsidiaries permitted under this Agreement (including, without limitation, reimbursement for directors and officers fees and compensation) and under the organizational documents of such License Subsidiaries.

Section 6.05    Asset Sales.    The Borrower will not, and will not permit any of its Subsidiaries to, sell, transfer, lease or otherwise dispose of any asset, including any Equity Interest owned by it and any sale of assets in connection with a securitization, nor will the Borrower permit any of its Subsidiaries to issue any additional Equity Interest in such Subsidiary, except:

(a) sales of (x) inventory, (y) used, surplus, obsolete or worn-out equipment and (z) Permitted Investments in the ordinary course of business;

(b) sales, transfers and dispositions to the Borrower or a Subsidiary; provided that any such sales, transfers or dispositions involving a Subsidiary that is not a Loan Party shall be made in compliance with Section 6.09;

(c) sales of receivables on substantially the same terms that the receivables are purchased by Qwest Corp. pursuant to the Billing and Collection Agreement as in effect on November 1, 2004, including sales of receivables pursuant to and in accordance with the Billing and Collection Agreement;

(d) sale and leaseback transactions permitted by Section 6.06;

(e) sales, transfers and other dispositions of assets (other than Equity Interests in a Subsidiary) to bona fide third parties that are not Affiliates of the Borrower and that are not permitted by any other clause of this Section; provided, that the aggregate cumulative fair market value of all assets sold, transferred or otherwise disposed of after the Closing Date in reliance upon this clause (e) shall not exceed $20,000,000;

(f) sales, transfers and other dispositions pursuant to the Shared Services Transactions;

(g) the licensing or sublicensing (other than exclusive licenses or sublicenses) of Intellectual Property in the ordinary course of business in a manner that does not, and could not reasonably be expected to, materially interfere with the business of the Borrower and its Subsidiaries; and

(h) the sales, transfers or other dispositions in connection with the Directory Consolidation Project37;

[37]	Schedule 1.01A to provide that the profits of the consolidated directories will be shared among the contributing companies in a manner reasonably acceptable to the admin agent taking into account the respective revenues of the directories that are combined, the costs of achieving the combination and the ongoing operating costs of the combination provided, that (x) all sales, transfers, leases and other dispositions permitted hereby (other than pursuant to clauses (a)(y), (b), (f) and (g) above) shall be made for at least 80% cash consideration or, in the case of Permitted Investments, sales of receivables or sale and leaseback transactions, 100% cash consideration, and (y) all sales, transfers, leases and other dispositions permitted by clauses (a)(x), (e) and (g) above shall be made for fair value.

Section 6.06    Sale and Leaseback Transactions.    The Borrower will not, and will not permit any of its Subsidiaries to, enter into any arrangement, directly or indirectly, whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereinafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property sold or transferred, except (a) pursuant to the Shared Services Transactions or (b) any such sale of any fixed or capital assets that is made for cash consideration in an amount not less than the cost of such fixed or capital asset and is consummated within 90 days after the Borrower or such Subsidiary acquires or completes the construction of such fixed or capital asset, to the extent all Capital Lease Obligations, Attributable Debt and Liens associated with such sale and leaseback transaction are permitted by Sections 6.01(a)(v) and 6.02(a)(v) (treating the property subject thereto as being subject to a Lien securing the related Attributable Debt, in the case of a sale and leaseback not accounted for as a Capital Lease Obligation).

Section 6.07    Swap Agreements.    The Borrower will not, and will not permit any of its Subsidiaries to, enter into any Swap Agreement, except (a) Swap Agreements entered into in the ordinary course of business to hedge or mitigate risks to which the Borrower or any Subsidiary has actual exposure (other than those in respect of Equity Interests of the Borrower or any of its Subsidiaries) in the conduct of its business or the management of its liabilities and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from floating to fixed rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Borrower or any Subsidiary.

Section 6.08    Restricted Payments; Certain Payments of Indebtedness.    (a) The Borrower will not, nor will it permit any Subsidiary to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except (i) Subsidiaries of the Borrower may declare and pay dividends or distributions ratably with respect to their Equity Interests, (ii) provided no Default or Event of Default is continuing or would result therefrom, the Borrower may make Restricted Payments to the Parent, provided that (A) the proceeds of such Restricted Payments are used to repurchase, redeem, or otherwise acquire or retire for value Equity Interests in the Ultimate Parent held by any future, present or former directors, officers, members of management, employees or consultants of the Ultimate Parent or the Service Company or their respective estates, heirs, family members, spouses or former spouses pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement, (B) (x) any Restricted Payments used to effect such repurchases, redemptions, acquisitions or retirements are made not earlier than ten Business Days prior to the date when such Equity Interests are repurchased, redeemed, acquired or retired, if such repurchase, redemption, acquisition or retirement is made and (y) if such Restricted Payments are not used for such repurchase, redemption, acquisition or retirement, the proceeds therefrom shall be returned to the Borrower as a capital contribution within ten Business Days from the date such Restricted Payment was made, (C) the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any fiscal year pursuant to this clause (ii) (other than (1) any such Equity Interests repurchased, redeemed, acquired or retired in compensation for any taxes due or payable by the holder thereof, and (2) any such Equity Interests that are deemed repurchased, redeemed, acquired or retired by the Ultimate Parent in connection with the exercise of stock options or warrants by the holder thereof in connection with the payment of all or a portion of the exercise price of such options or warrant) will not exceed $1,000,000 per year and (D) such Equity Interests shall only be repurchased, redeemed, acquired or retired in connection with the death, resignation or retirement of, or settlement of a dispute with, any such Person, (iii) Restricted Payments in amounts as shall be necessary to make Tax Payments; provided that all Restricted Payments made pursuant to this clause (iii) are used by the recipient for the purpose specified in this clause (iii) within 30 days of receipt thereof, (iv) provided no Default or Event of Default is continuing or would result therefrom, the Borrower may from time to time pay cash dividends or distributions to the Parent in an amount not in excess of the lesser of (x) the Ultimate Parent Annual Cash Interest Amount and (y) the regularly scheduled cash interest payable (taking into account the Ultimate Parent PIK Election made pursuant to Section 6.17(j)) on the Restructuring Notes (or any Additional Notes incurred to refinance such Restructuring Notes) during the next period of ten Business Days, provided, however, that (A) any such dividends or distributions relating to any such cash interest payment must be paid not earlier than ten Business Days prior to the date when such cash interest is required to be paid by the Ultimate Parent and the proceeds must (except to the extent prohibited by applicable subordination provisions) be applied by the Ultimate Parent, to the payment of such interest when due, (B) the Borrower and its Subsidiaries shall be in Pro Forma Compliance after giving effect to the payment of any such dividends or distributions pursuant to this clause (iv) and (C) in no event may the amount of any such dividend or distribution made pursuant to this clause (iv) relating to any such cash interest payment exceed 36% of the amount of such cash interest paid by the Ultimate Parent when due, (v) the Borrower may make Restricted Payments as part of the Shared Services Transactions and (vi) the Borrower may make Restricted Payments to the Parent in an aggregate amount not to exceed $2,000,000 during any fiscal year of the Borrower, provided that (A) no Default or Event of Default is continuing or would result therefrom, (B) the aggregate amount of Restricted Payments made pursuant to this clause (vi) shall not exceed $5,000,000 over the term of this Agreement, (C) the Ultimate Parent shall apply such Restricted Payments within 30 days of receipt thereof and only to fund general corporate expenses permitted hereunder and (D) no Restricted Payments made pursuant to this clause (vi) shall be used to (x) effect the repurchase, or the making of any payments in respect, of Restructuring Notes or Additional Notes or (y) make any payment to or Investment in any Affiliate other than the Borrower or a Subsidiary of the Borrower (or any director, officer or employee of any such Affiliate).

(b) The Borrower will not, nor will it permit any Subsidiary to, make or agree to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any Indebtedness, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Indebtedness, except:

(i) payment of Indebtedness created under the Loan Documents;

(ii) payment of regularly scheduled interest and principal payments as and when due in respect of any Indebtedness, other than payments in respect of subordinated Indebtedness to the extent prohibited by the subordination provisions thereof;

(iii) refinancings of Indebtedness to the extent permitted by Section 6.01;

(iv) payment of secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness;

(v) prepayment of Capital Lease Obligations in an aggregate cumulative amount from and after the Closing Date not exceeding $5,000,000;

(vi) payment of any Indebtedness owing to the Service Company arising pursuant to the Shared Services Transactions; and

(vii) payment of any Indebtedness owing to the Borrower or any Subsidiary Loan Party.

(c) The Borrower will not, and will not permit any Subsidiary to, furnish any funds to, make any Investment in, or provide other consideration to any other Person for purposes of enabling such Person to, or otherwise permit any such Person to, make any Restricted Payment or other payment or distribution restricted by this Section that could not be made directly by the Borrower in accordance with the provisions of this Section.

(d) Notwithstanding anything to the contrary in this Agreement or the other Loan Documents, the Loan Parties shall be permitted to make all distributions required to be made by the Loan Parties on or after the Closing Date [(pursuant to the Reorganization Plan and the Confirmation Order]38.

Section 6.09    Transactions with Affiliates.    The Borrower will not, nor will it permit any Subsidiary to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) transactions on terms and conditions not less favorable, considered as a whole, to the Borrower or such Subsidiary than could be obtained on an arm’s-length basis from unrelated third parties, (b) transactions between or among the Borrower and the Subsidiary Loan Parties not involving any other Affiliate, (c) any payment permitted by Section 6.08 or any Investment permitted by Section 6.04 specifically contemplated by Section 6.04 to be made among Affiliates, (d) the sale of receivables on substantially the same terms that the Borrower Receivables are purchased by Qwest Corp. pursuant to the Billing and Collection Agreement as in effect on November 1, 2004, (e) any Restricted Payment permitted by Section 6.08(a)(ii), (f) subject to Section 6.13(b), the existence of, or performance by the Borrower or any of its Subsidiaries of its obligations under the terms of, the Tax Sharing Agreements, (g) Shared Services Transactions, (h) arrangements pursuant to which payments by Qwest for advertising in directories that were committed to be made in connection with the West Acquisition and the acquisition by Dex East of Qwest’s directories services business in the East Territories are allocated approximately 58% to the Borrower and approximately 42% to Dex East (without regard to the directories in which such advertising is actually placed), (i) the issuance by the Borrower or any Subsidiary of Equity Interests to, or the receipt of any capital contribution from, the Parent, the Borrower or a Subsidiary, (j) the transactions in connection with the Directory Consolidation Project, (k) the License Agreements, the Master IP License Agreements and the provision of the Escrow Materials and [(l) the “Restructuring Transactions” under (and as defined in) the Reorganization Plan]39. Additionally, without limiting the foregoing, transactions between the Borrower and its Subsidiaries, on the one hand, and Dex Digital, RHDC and/or any Newcos or any of their respective Subsidiaries, on the other hand, that are not part of Shared Services or other similar ordinary course transactions, must satisfy the following requirements: (i) the terms of any such transaction must not be less favorable in any material respect than the terms the Borrower or such Subsidiary of the Borrower would receive in an arms-length transaction with a third party (and, in the case of any such transaction involving consideration in excess of $50,000,000, the terms of such transaction must be confirmed as arms-length by a reputable financial institution or advisor); (ii) no such transaction shall involve the transfer of ownership of any operating assets (including intellectual property rights) or personnel to Dex Digital, RHDC and/or any Newcos or any of their respective Subsidiaries; and (iii) all such transactions shall result in the receipt of reasonably equivalent value by the Borrower and its Subsidiaries and no such transaction shall result in the transfer of any revenues that would otherwise be recognized by the Borrower or any of its Subsidiaries to Dex Digital, RHDC and/or any Newcos or any of their respective Subsidiaries.

Section 6.10    Restrictive Agreements.    The Borrower will not, nor will it permit any Subsidiary to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of the Borrower or any Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets to the Secured Parties securing the Obligations, or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to any of its Equity Interests or to make or repay loans or advances to the Borrower or any other Subsidiary or to Guarantee Indebtedness of the Borrower or any other Subsidiary; provided, that (i) the foregoing shall not apply to restrictions and conditions imposed by law or by any Loan Document, (ii) the foregoing shall not apply to restrictions and conditions existing on the date hereof identified on Schedule 6.10 (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition), (iii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale, provided such restrictions and conditions apply only to the Subsidiary that is to be sold and such sale is permitted hereunder, (iv) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement relating to

[38]	To be included if applicable
[39]	To be included if applicable

secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness and the proceeds thereof, (v) clause (a) of the foregoing shall not apply to customary provisions in leases restricting the assignment thereof, (vi) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement related to any Indebtedness incurred by a Subsidiary prior to the date on which such Subsidiary was acquired by the Borrower (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition), (vii) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement related to the refinancing of Indebtedness, provided that the terms of any such restrictions or conditions are not materially less favorable to the Lenders than the restrictions or conditions contained in the predecessor agreements and (viii) the foregoing shall not apply to customary provisions in joint venture agreements.

Section 6.11    Change in Business.    The Borrower will not, and will not permit any Subsidiary to, engage at any time in any business or business activity other than a Permitted Business.

Section 6.12    Fiscal Year.    The Borrower shall not change its fiscal year for accounting and financial reporting purposes to end on any date other than December 31.

Section 6.13    Amendment of Material Documents.    (a) The Borrower will not, nor will it permit any Subsidiary to, amend, modify or waive any of its rights under its certificate of incorporation, by-laws or other organizational documents if, taken as a whole, such amendment, modification or waiver is adverse in any material respect to the interests of the Lenders.

(b) None of the Ultimate Parent, the Parent or the Borrower will, nor will they permit the Service Company or any Subsidiary to amend, modify, waive or terminate any of its rights under the Shared Services Agreement, the Tax Sharing Agreements, the Subordinated Guarantee Agreement, any License Agreement, any Master IP License Agreement, any escrow arrangement with respect to the Escrow Materials entered into pursuant to this Agreement or the organizational documents of any License Subsidiary to the extent that such amendment, modification, waiver or termination is adverse in any material respect to the interests of the Lenders.

Section 6.14    Leverage Ratio and Interest Coverage Ratio.    (a) The Borrower will not permit the Leverage Ratio as of the last day of a fiscal quarter set forth below to exceed the ratio set forth opposite such date:

Fiscal Quarter Ended	Ratio
March 31, 2013	3.50 to 1.00
June 30, 2013	3.50 to 1.00
September 30, 2013	3.50 to 1.00
December 31, 2013	3.50 to 1.00
March 31, 2014	3.50 to 1.00
June 30, 2014	3.42 to 1.00
September 30, 2014	3.34 to 1.00
December 31, 2014	3.25 to 1.00
March 31, 2015	3.1875 to 1.00
June 30, 2015	3.125 to 1.00
September 30, 2015	3.0625 to 1.00
December 31, 2015	3.00 to 1.00
March 31, 2016	2.875 to 1.00
June 30, 2016	2.75 to 1.00
September 30, 2016	2.625 to 1.00
December 31, 2016	2.50 to 1.00

(b) The Borrower will not permit the Interest Coverage Ratio as of the last day of a fiscal quarter to be less than 2.00 to 1.00.

Section 6.15    Capital Expenditures.    The Borrower will not, and will not permit any Subsidiary to, make or commit to make any Capital Expenditure, except Capital Expenditures of the Borrower and its Subsidiaries in the ordinary course of business not exceeding $12,000,000 in the aggregate in the fiscal year ending December 31, 2013, $10,000,000 in the aggregate in the fiscal year ending December 31, 2014 and $9,000,000 in the aggregate in each of the fiscal years ending December 31, 2015 and December 31, 2016; provided, that Capital Expenditures of the Borrower and its Subsidiaries in the ordinary course of business, in the aggregate when combined with the Capital Expenditures of Dex East, RHDI, SuperMedia and their respective Subsidiaries, shall not exceed (i) $57,500,000 during the fiscal year ending December 31, 2013 and (ii) $50,000,000 during the fiscal years ending December 31, 2014, December 31, 2015 and December 31, 2016; provided, further that, (x) in each case (i) up to 75% of such stated amounts referred to above, if not so expended in the fiscal year for which it is permitted, may be carried over for expenditure in the next succeeding fiscal year and (ii) Capital Expenditures made pursuant to this Section 6.15 during any fiscal year shall be deemed made, first, in respect of amounts permitted for such fiscal year as provided above and, second, in respect of amounts carried over from the prior fiscal year and (y) Capital Expenditures of a Company hereunder shall either (i) relate to assets directly owned or acquired by such Company and shall be allocated to (and paid by) such Company or (ii) relate to the acquisition or development of Shared Assets and shall be allocated to (and paid by) the Companies in accordance with their Allocated Share (as defined in the Shared Services Agreement) at the time any such payment is made.

Section 6.16    Parent Covenants.    (a)The Parent will not engage in any business or activity other than the ownership of outstanding Equity Interests of the Borrower and Dex East and their respective Subsidiaries, the issuance and sale of its Equity Interests and, in each case, activities incidental thereto.

(b) The Parent will not own or acquire any assets (other than Equity Interests of the Borrower, Dex East and Dex Media Service, other Investments in the Borrower, Dex East and their respective Subsidiaries and Dex Media Service, cash and Permitted Investments) or incur any liabilities (other than ordinary course trade payables, employee compensation liabilities (including, without limitation, loans and advances to employees in the ordinary course of business) and liabilities under the Loan Documents, the Dex East Loan Documents and the RHDI Loan Documents, subject to the Intercreditor Agreement, liabilities imposed by law, including Tax liabilities, liabilities under the Shared Services Agreement and other liabilities incidental to the maintenance of its existence and permitted activities).

(c) The Parent will not create, incur, assume or permit to exist any Liens on any property or assets now owned or hereafter acquired by it other than (i) Permitted Encumbrances and (ii) Liens securing the Dex West Obligations, the obligations under the Dex East Loan Documents and the obligations under the RHDI Loan Documents, subject to the Intercreditor Agreement.

(d) The Parent shall not in any event incur or permit to exist any Indebtedness for borrowed money other than a Guarantee of the Dex West Obligations, the obligations under the Dex East Loan Documents, the obligations under the RHDI Loan Documents and the obligations under the SuperMedia Loan Documents, subject to the Intercreditor Agreement.

Section 6.17    Ultimate Parent Covenants.    (a) The Ultimate Parent will not engage in any business or activity other than the ownership of outstanding Equity Interests of its Subsidiaries and other assets permitted under Section 6.17(b), the issuance and sale of its Equity Interests, the performance of its obligations under the Shared Services Agreement and, in each case, activities incidental thereto.

(b) The Ultimate Parent will not own or acquire any assets (other than Equity Interests of its existing Subsidiaries or any Newcos, other Investments in its existing Subsidiaries and any Newcos, assets owned or acquired in connection with its obligations under the Shared Services Agreement, cash, Permitted Investments, joint ventures or minority investments permitted under Section 6.17(e) and the Equity Interests of SuperMedia) or incur any liabilities (other than ordinary course trade payables, employee compensation liabilities (including, without limitation, loans and advances to employees in the ordinary course of business) and liabilities under the

Loan Documents, the Dex East Loan Documents, the RHDI Loan Documents and the SuperMedia Loan Documents, liabilities imposed by law, including Tax liabilities, Indebtedness permitted under Section 6.17(d), liabilities under the Shared Services Agreement, liabilities under the SuperMedia Merger Agreement and other liabilities incidental to the maintenance of its existence and permitted activities).

(c) The Ultimate Parent will not create, incur, assume or permit to exist any Liens on any property or assets now owned or hereafter acquired by it other than (i) Permitted Encumbrances and (ii) Liens securing the Dex West Obligations, the obligations under the Dex East Loan Documents, the obligations under the RHDI Loan Documents and the obligations under the SuperMedia Loan Documents, subject to the Intercreditor Agreement.

(d) The Ultimate Parent shall not in any event incur or permit to exist any Indebtedness for borrowed money other than (i) the Restructuring Notes, (ii) any Additional Notes and (iii) subject to the Intercreditor Agreement, a Guarantee of the Dex West Obligations, the obligations under the Dex East Loan Documents, the obligations under the RHDI Loan Documents and the obligations under the SuperMedia Loan Documents.

(e) The Ultimate Parent may only make Investments in, or acquisitions of, any Newco so long as (i) no Default or Event of Default has occurred and is continuing, (ii) any Newco that is acquired or created as a result of such Investment or acquisition shall become a Guarantor as and to the extent required by the Collateral and Guarantee Requirement, (iii) all transactions related thereto are consummated in accordance with applicable laws in all material respects and (iv) in case of an acquisition of assets, such assets (other than assets to be retired or disposed of) are to be used, and in the case of an acquisition of any Equity Interests, the Person so acquired is engaged, in the same line of business as that of the Ultimate Parent or a line of business reasonably related thereto. The Ultimate Parent may make Investments (not consisting of contribution of assets of any of its Subsidiaries) in joint ventures and other minority investments, provided that such Investment shall be pledged as Collateral to the Shared Collateral Agent for the benefit of the Shared Collateral Secured Parties pursuant to the Shared Collateral and Guarantee Agreement.

(f) The Ultimate Parent shall not (i) make any dividends or other Restricted Payments to the holders of its Equity Interests or (ii) optionally redeem or repurchase any Restructuring Notes or Additional Notes (other than any non-cash exchange therefor for common stock of the Ultimate Parent).

(g) The Ultimate Parent may not make any Ultimate Parent Asset Disposition unless the Net Proceeds are applied to prepay the Loans pursuant to Section 2.06(c).

(h) The Ultimate Parent shall not permit the Restructuring Notes or the Restructuring Indenture to be amended in any way that is, taken as a whole, materially adverse to the interests of the Lenders and shall not (i) permit the Restructuring Notes or any Additional Notes to be secured by any assets of the Ultimate Parent or any of its Subsidiaries, (ii) permit the proceeds of any Additional Notes to be used to finance anything other than refinancing of the Restructuring Notes or any other Additional Notes, (iii) alter the maturity of the Restructuring Notes or any Additional Notes to a date, or make the Restructuring Notes or any Additional Notes mandatorily redeemable, in whole or in part, or required to be repurchased or reacquired, in whole or in part, prior to the date that is six months after the Maturity Date (other than pursuant to customary asset sale or change in control provisions), (iv) allow the Restructuring Notes or any Additional Notes to (A) have financial maintenance covenants, (B) have restrictive covenants that apply to the Parent, the Borrower or any Subsidiary (other than, solely in the case of the Restructuring Notes, the restrictive covenants set forth in the Restructuring Notes Indenture as of the Closing Date) or that impose limitations on the Ultimate Parent’s ability to guarantee or pledge assets to secure the Dex West Obligations or (C) otherwise have covenants, representations and warranties and events of default that are more restrictive than those existing in the prevailing market at the time of issuance thereof for companies with the same or similar credit ratings of the Ultimate Parent at such time issuing similar securities, (v) permit the Restructuring Notes or any Additional Notes to be guaranteed by any Subsidiary of the Ultimate Parent or not be subordinated to the Dex West Obligations on terms at least as favorable to the Lenders as the subordination terms set forth in the Restructuring Notes Indenture on the Closing Date and that are otherwise reasonably satisfactory to the Administrative Agent or (vi) permit the Restructuring

Notes or any Additional Notes to be convertible or exchangeable into other Indebtedness, except other Indebtedness of the Ultimate Parent meeting the qualifications set forth in the definition of “Additional Notes”.

(i) The Ultimate Parent shall not at any time hold an aggregate amount of cash and Permitted Investments in excess of an amount equal to (a) $5,000,000 plus (b) any amounts received to fund regularly scheduled cash interest payments on the Restructuring Notes (or any Additional Notes incurred to refinance such Restructuring Notes) pursuant to Section 6.08(a)(iv) pending use by the Ultimate Parent within 10 Business Days of receipt of such amounts (in accordance with Section 6.08(a)(iv)).

(j) The Ultimate Parent shall continue to make the Ultimate Parent PIK Election during the term of this Agreement.

Section 6.18    Service Company Covenants.    (a) The Ultimate Parent will not permit the Service Company to engage in any business or activity other than the issuance and sale of its Equity Interests, ownership of the outstanding Equity Interests of its Subsidiaries and other assets permitted under Section 6.18(b) and the provision of Shared Services and, in each case, activities incidental thereto.

(b) Subject to the Intercreditor Agreement, the Ultimate Parent will not permit the Service Company to own or acquire any assets (other than the outstanding Equity Interests of its Subsidiaries, assets owned or acquired in connection with the Shared Services, cash and Permitted Investments) or incur any liabilities (other than ordinary course trade payables, employee compensation liabilities (including, without limitation, loans and advances to employees in the ordinary course of business) and other liabilities incurred in the ordinary course in connection with the provision of Shared Services by the Service Company or any Subsidiary of the Service Company pursuant to the terms of the Shared Service Agreement, liabilities under the Loan Documents, the Dex East Loan Documents, the RHDI Loan Documents and the SuperMedia Loan Documents, liabilities imposed by law, including Tax liabilities, liabilities under the Shared Services Agreement and other liabilities incidental to the maintenance of its existence and permitted activities).

(c) Subject to the Intercreditor Agreement, the Ultimate Parent will not permit the Service Company to create, incur, assume or permit to exist any Liens on any property or assets now owned or hereafter acquired by it other than:

(i) Permitted Encumbrances;

(ii) Liens securing the Dex West Obligations, the obligations under the Dex East Loan Documents, the obligations under the RHDI Loan Documents and the obligations under the SuperMedia Loan Documents, subject to the Intercreditor Agreement; and

(iii) Liens on fixed or capital assets acquired, constructed or improved by the Service Company; provided that (A) such Liens secure Indebtedness permitted by Section 6.18(d), (B) such Liens and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement, (C) the Indebtedness secured thereby does not exceed the cost of acquiring, constructing or improving such fixed or capital assets and (D) such Liens shall not apply to any other property or assets of such Service Company.

(d) The Ultimate Parent shall not permit the Service Company to in any event incur or permit to exist any Indebtedness for borrowed money other than:

(i) Indebtedness and Attributable Debt of the Service Company incurred to finance the acquisition, construction or improvement of any fixed or capital assets in connection with the provision of Shared Services, including Capital Lease Obligations and extensions, renewals, refinancings and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof (other than by an amount not greater than fees and expenses, including premium and defeasance costs, associated therewith) or result in a decreased average weighted life thereof; provided that such Indebtedness or Attributable Debt is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement; and

(ii) a Guarantee of the Dex West Obligations, the obligations under the Dex East Loan Documents, the obligations under the RHDI Loan Documents and the obligations under the SuperMedia Loan Documents, subject to the Intercreditor Agreement.

(e) The Ultimate Parent will not permit the Service Company to sell, transfer, lease or otherwise dispose of any asset, other than:

(i) sales of assets, the proceeds of which are reinvested within 90 days of such sale in assets of the Service Company related to the provision of Shared Services;

(ii) sales of (x) inventory, (y) used, surplus, obsolete or worn-out equipment and (z) Permitted Investments, in each case in the ordinary course of business;

(iii) sales, transfers and other dispositions pursuant to the Shared Services Transactions;

(iv) the licensing or sublicensing (other than exclusive licenses or sublicenses) of Intellectual Property in the ordinary course of business in a manner that does not, and could not reasonably be expected to, materially interfere with the business of the Ultimate Parent and its Subsidiaries; and

(v) other dispositions of assets (other than Equity Interests in a Subsidiary) not otherwise permitted by this Section 6.18(e); provided, that the aggregate cumulative fair market value of all assets sold, transferred or otherwise disposed of after the Closing Date in reliance upon this clause (v) shall not exceed $1,000,000.

Section 6.19    Dex Media Service Covenant.    The Ultimate Parent will not permit Dex Media Service to engage in any business or activity, or to own or acquire any assets or to incur or permit to exist any Indebtedness or Liens on its property or assets, in each case other than those incidental to pension liabilities arising pursuant to the Dex Media, Inc. Pension Plan.

Section 6.20    Limitation on Activities of the License Subsidiaries.    The Ultimate Parent shall not, directly or indirectly, permit any License Subsidiary to (a) (i) conduct, transact or otherwise engage in, or commit to conduct, transact or otherwise engage in, any business or operations other than ownership of Collateral Trademarks and anything incidental thereto (including filing or registering) any application for or registration of Collateral Trademarks and the prosecution, maintenance, renewal or enforcement of Collateral Trademarks) or (ii) take any action, or conduct its affairs in a manner, that could reasonably be expected to result in the separate existence of such License Subsidiary being ignored, or the assets and liabilities of such License Subsidiary being substantively consolidated with those of the Ultimate Parent or any Subsidiary thereof in a bankruptcy, reorganization or other insolvency proceeding, (b) incur, create, assume or suffer to exist any Indebtedness or other liabilities or financial obligations, except (i) Indebtedness evidenced by the Loan Documents (ii) Indebtedness owed to another Loan Party so long as such Indebtedness is subordinated to the Obligations (or a guarantee thereof), (iii) nonconsensual obligations imposed by operation of law, (iv) obligations with respect to its equity interests, (v) obligations (other than Indebtedness) in the ordinary course of business in the operation of its assets and (vi) the statutory liability of any general partner for the liabilities of the limited partnership in which it is a general partner, (c) breach any provision of, or default in the performance of its obligations under, any License Agreement to which it is a party, (d) without the consent of the two special independent directors or members required by Section 5.15 (but without prejudice to clause (j) of Article VII), (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of any proceeding or petition described in clause (i) of Article VII, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding that would entitle the other party or parties to an order for relief, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing (it being understood and agreed that the consent of such special independent directors or members to any of the actions described in this clause (d) shall not in any manner limit the provisions of Article VII), (e) assign any right, title or interest in or to any current or future Collateral Trademarks to any Person except as otherwise permitted under this Agreement or license any right, title or interest in or to any of the Collateral Trademarks to any Person except to the Ultimate Parent, a Subsidiary of the Ultimate Parent or as otherwise permitted under this Agreement or (f) without the prior written consent of the Administrative Agent, not to be unreasonably withheld, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or liquidate, wind up or dissolve. The Ultimate Parent shall not (x) consent to or vote in favor of (and shall not permit any Subsidiary to consent to or vote in favor of) the incurrence of any Indebtedness by any License Subsidiary (other than Indebtedness permitted pursuant to clause (b)(i) above or (y) permit the organizational documents of any License Subsidiary, or any License Agreement to which any License Subsidiary is a party, to be amended, supplemented, waived, terminated or otherwise modified in any material respect without the prior written consent of the Administrative Agent, not to be unreasonably withheld.

ARTICLE VII

EVENTS OF DEFAULT

If any of the following events (“Events of Default”) shall occur:

(a) the Borrower shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of five days;

(c) any representation or warranty made or deemed made by or on behalf of any Loan Party in or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, or in any certificate furnished pursuant to or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed made;

(d) the Ultimate Parent, the Parent or the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02 or 5.04 (with respect to the existence of the Borrower) or in Article VI;

(e)(i) any Shared Collateral Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Section [6.4 or 6.5]40 of the Shared Guarantee and Collateral Agreement or (ii) any Shared Collateral Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Section [6.1, 6.2 or 6.3]41 of the Shared Guarantee and Collateral Agreement, and such failure shall continue unremedied for a period of 30 days after the earlier of (A) knowledge thereof by the Ultimate Parent or any Subsidiary thereof and (B) notice thereof from the Administrative Agent to the Borrower (which notice will be promptly given at the request of any Lender);

[40]	Section references to be updated as appropriate based on final Shared Guarantee and Collateral Agreement.
[41]	Section references to be updated as appropriate based on final Shared Guarantee and Collateral Agreement.

(f) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in any Loan Document (other than those specified in clause (a), (b), (d) or (e) of this Article), and such failure shall continue unremedied for a period of 30 days after notice thereof from the Administrative Agent to the Borrower (which notice will promptly be given at the request of any Lender);

(g) the Ultimate Parent or any of its Subsidiaries (other than RHDI, Dex East, SuperMedia and their respective Subsidiaries, but including, for the avoidance of doubt and without limitation, Dex Digital, RHDC, the Service Company, any Newcos, the Parent, the Borrower and the Subsidiaries) shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable (after giving effect to any applicable grace period specified in the agreement or instrument governing such Indebtedness);

(h) any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided, that this clause (h) (i) shall not apply to (A) secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness, (B) Optional Repurchases permitted hereunder, (C) refinancings of Indebtedness to the extent permitted by Section 6.01 and (D) Guarantees by the Ultimate Parent and its Subsidiaries of the obligations under the Dex East Loan Documents, the obligations under the RHDI Loan Documents and the obligations under the SuperMedia Loan Documents unless (x) any payment shall have been demanded to be made by, or any other remedy shall have been exercised against, the Ultimate Parent or any of its Subsidiaries (other than RHDI, Dex East, SuperMedia and their respective Subsidiaries) or their respective assets in respect of such Guarantees and (y) the obligations under the Dex East Loan Documents, the RHDI Loan Documents or the SuperMedia Loan Documents, as the case may be, shall have been accelerated and (ii) shall give effect to any notice required or grace period provided in the agreement or instrument governing such relevant Material Indebtedness, but shall not give effect to any waiver granted by the holders of such relevant Material Indebtedness after the giving of such notice or during such applicable grace period;

(i) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Ultimate Parent, any Material Ultimate Parent Subsidiary, the Service Company, the Parent, the Borrower or any Material Subsidiary or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Ultimate Parent, any Material Ultimate Parent Subsidiary, the Service Company, the Parent, the Borrower or any Material Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(j) the Ultimate Parent, any Material Ultimate Parent Subsidiary, the Service Company, the Parent, the Borrower or any Material Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of any proceeding or petition described in clause (i) of this Article, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Ultimate Parent, any Material Ultimate Parent Subsidiary, the Service Company, the Parent, the Borrower or any Material Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding that would entitle the other party or parties to an order for relief, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(k) one or more judgments for the payment of money in an aggregate amount in excess of $25,000,000 (net of amounts covered by insurance) shall be rendered against the Ultimate Parent or any of its Subsidiaries (other than RHDI, Dex East, SuperMedia and their respective Subsidiaries, but including, for the avoidance of doubt and without limitation, Dex Digital, RHDC, the Service Company, Dex Media Service, any Newcos, the Parent, the Borrower and the Subsidiaries) or any combination thereof and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Ultimate Parent or any of its Subsidiaries (other than RHDI, Dex East, SuperMedia and their respective Subsidiaries, but including, for the avoidance of doubt and without limitation, Dex Digital, RHDC, the Service Company, Dex Media Service, any Newcos, the Parent, the Borrower and the Subsidiaries) to enforce any such judgment;

(l)(i) an ERISA Event shall have occurred, (ii) a trustee shall be appointed by a United States district court to administer any Plan(s), (iii) the PBGC shall institute proceedings to terminate any Plan, or (iv) any Loan Party or ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that it has incurred or will be assessed Withdrawal Liability to such Multiemployer Plan and such entity does not have reasonable grounds for contesting such Withdrawal Liability in a timely and appropriate manner; and in each cases (i) through (iv) above, such event or condition, in the opinion of the Required Lenders, when taken together with all other such events or conditions, if any, could reasonably be expected to result in a Material Adverse Effect;

(m) any Lien purported to be created under any Security Document or Shared Collateral Security Document shall cease to be, or shall be asserted by any Loan Party not to be, a valid and perfected Lien on any Collateral having, in the aggregate, a value in excess of $10,000,000, with the priority required by the applicable Security Document or Shared Collateral Security Document, except (i) as a result of the sale or other disposition of the applicable Collateral in a transaction permitted under the Loan Documents or (ii) as a result of the Agent’s or the Shared Collateral Agent’s failure to maintain possession of any stock certificates, promissory notes or other instruments delivered to it under the Collateral Agreements;

(n) a Change in Control shall occur;

(o) any guarantee under the Collateral Agreements for any reason shall cease to be in full force and effect (other than in accordance with its terms), or any Guarantor shall assert in writing that the Collateral Agreements or any guarantee thereunder has ceased to be or is not enforceable;

(p) the Intercreditor Agreement or any material portion thereof for any reason shall cease to be in full force and effect, or any Loan Party or any Affiliate of any Loan Party shall assert any of the foregoing;

(q) the Subordinated Guarantee Agreement or any material portion thereof for any reason shall cease to be in full force and effect, or any Loan Party or any Affiliate of any Loan Party shall assert any of the foregoing;

(r) the commencement of enforcement actions under the Shared Guarantee and Collateral Agreement with respect to any Shared Collateral Loan Party party thereto;

(s) the commencement of enforcement actions under the Shared Services Agreement or the occurrence of an event that permits the Service Company to terminate the Shared Services Agreement with respect to any Client Company (as defined in the Shared Services Agreement) and such event continues unremedied for a period of three days;

(t) the failure of the Borrower to receive any payment under either Tax Sharing Agreement when due and such failure continues unremedied for a period of three days;

(u) any License Agreement, Master IP License Agreement or any escrow arrangement with respect to the Escrow Materials entered into pursuant to this Agreement shall be terminated (other than upon the expiration of any of the respective terms thereof), cease to be effective or cease to be the legally valid, binding and enforceable obligation in any material respect of any party thereto; or

(v) either Tax Sharing Agreement shall be terminated (other than upon expiration of the term thereof), cease to be effective or cease to be the legally valid, binding and enforceable obligation in any material respect of any party thereto.

then, and in every such event (other than an event with respect to the Borrower described in clause (i) or (j) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may with the consent of the Required Lenders, and at the request of the Required Lenders shall, by notice to the Borrower, declare the Loans then outstanding to be due and payable in whole, and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event with respect to the Borrower described in clause (i) or (j) of this Article, the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

ARTICLE VIII

THE AGENT

Each of the Lenders hereby irrevocably appoints the Agent as its agent and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto.

The bank serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if it were not the Agent hereunder.

The Agent shall not have any duties or obligations except those expressly set forth in the Loan Documents. Without limiting the generality of the foregoing, (a) the Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Loan Documents that the Agent is required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02), and (c) except as expressly set forth in the Loan Documents, the Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Ultimate Parent, the Parent, the Borrower or any of its Subsidiaries that is communicated to or obtained by the bank serving as Agent or any of its Affiliates in any capacity (other than as Agent). The Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02) or in the absence of its own gross negligence or willful misconduct. The Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to the Agent by the Borrower or a Lender, and the Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document,

(iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Agent.

The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. The Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by the Agent. The Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of each Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.

Subject to the appointment and acceptance of a successor to the Agent as provided in this paragraph, the Agent may resign at any time by notifying the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right, with the consent of the Borrower (such consent not to be unreasonably withheld or delayed and such consent not to be required if an Event of Default under clause (a), (b), (i) or (j) of Article VII has occurred and is continuing), to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent which shall be a bank with an office in New York, New York, or an Affiliate of any such bank. Upon the acceptance of its appointment as Agent and Collateral Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the Agent’s resignation hereunder, the provisions of this Article and Section 9.03 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Agent.

Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or related agreement or any document furnished hereunder or thereunder.

The Arrangers and Syndication Agent shall be entitled to the benefits of this Article VIII.

ARTICLE IX

MISCELLANEOUS

Section 9.01    Notices.    (a) Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(i) if to the Ultimate Parent, the Parent or the Borrower, to it at Dex Media West, Inc., 1001 Winstead Drive, Cary, North Carolina, 27513, Attention of General Counsel (Telecopy No. (919) 297-1518);

(ii) if to the Agent, to JPMorgan Chase Bank, N.A., Global Loan Operations, 500 Stanton Christiana Road, Ops 2, Floor 3, Newark, Delaware 19713, Attention of John Getchius (Telecopy No. (9302) 634-3301, with a copy to JPMorgan Chase Bank, N.A., 383 Madison Avenue, New York, New York 10179, Attention of Neil Boylan (Telecopy No. (212) 622-4560); and

(iii) if to any other Lender, to it at its address (or telecopy number) set forth in its Administrative Questionnaire.

(b) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided, that the foregoing shall not apply to notices pursuant to Article II unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(c) Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

Section 9.02    Waivers; Amendments.    (a) No failure or delay by the Agent or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Agent and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Default, regardless of whether the Agent or any Lender may have had notice or knowledge of such Default at the time.

(b) Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except (x) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Ultimate Parent, the Parent, the Borrower and the Required Lenders, (y) in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Agent or the Shared Collateral Agent, as applicable, and the Loan Party or Loan Parties that are parties thereto, in each case with the consent of the Required Lenders, or (z) in the case of this Agreement or any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Loan Party or Loan Parties subject to such Loan Document, the Agent and, as applicable, the Shared Collateral Agent, to cure any ambiguity, omission, defect or inconsistency; provided that any such agreement to waive, amend or modify this Agreement or any other Loan Document or any provision hereof or thereof pursuant to the foregoing clause (z) shall also be made to the Dex East Credit Agreement or the Dex East Loan Documents, the RHDI Credit Agreement or the RHDI Loan Documents, or the SuperMedia Credit Agreement or SuperMedia Loan Documents, as applicable; provided, further, that no such agreement shall (i) reduce the principal amount of any Loan held by any Lender or reduce the rate of interest thereon, or reduce any fees payable to any Lender hereunder, without the written consent of such Lender, (ii) postpone the maturity of any Lender’s Loan, or any scheduled date of payment of the principal amount of any Lender’s Loan under Section 2.05, or any date for the payment of any interest or fees payable to any Lender hereunder, or reduce the amount of, waive or excuse any such payment, without the written consent of such Lender, (iii) change Section 2.13(b) or (c) in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender, (iv) change any of the provisions of this Section or the definition of “Required Lenders” or any other provision of any Loan Document specifying the number or percentage of Lenders required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender, (v) except as provided by Section 9.14, release any Guarantor from its Guarantee under a Collateral Agreement, Newco Subordinated Guarantee or other applicable Security Document or Shared Collateral Security Document (except as expressly provided in the applicable Collateral Agreement, Newco Subordinated Guarantee or other Security Document or Shared Collateral Security Document), or limit its liability in respect of such Guarantee, without the written consent of each Lender, (vi) release all or substantially all of the Collateral from the Liens of the Security Documents and Shared Collateral Security Documents, without the written consent of each Lender; provided, further, that no such agreement shall amend, modify or otherwise affect the rights or duties of the Agent without the prior written consent of the Agent. Notwithstanding the foregoing, any provision of this Agreement may be amended by an agreement in writing entered into by the Ultimate Parent, the Parent, the Borrower, the Required Lenders and the Agent if at the time such amendment becomes effective, each Lender not consenting thereto receives payment in full of the principal of and interest accrued on each Loan made by it and all other amounts owing to it or accrued for its account under this Agreement.

(c) If, in connection with any proposed change, waiver, discharge or termination of or to any of the provisions of this Agreement as contemplated by clauses (i) through (vi), inclusive, of the second proviso to Section 9.02(b), the consent of Lenders having Loans representing more than 66-2/3% of the sum of the total outstanding Loans at such time is obtained but the consent of one or more of such other Lenders whose consent is required is not obtained, then the Borrower shall have the right, so long as all non-consenting Lenders whose individual consent is required are treated as described in either clause (i) or (ii) below, to either (i) replace each such non-consenting Lender or Lenders with one or more assignees pursuant to, and with the effect of an assignment under, Section 2.14 so long as at the time of such replacement, each such assignee consents to the proposed change, waiver, discharge or termination or (ii) repay the outstanding Loans of such Lender that gave rise to the need to obtain such Lender’s consent; provided (A) that, unless the Loans that are repaid pursuant to the preceding clause (ii) are immediately replaced in full at such time through the addition of new Lenders or the increase of the outstanding Loans of existing Lenders (who in each case must specifically consent thereto), then in the case of any action pursuant to the preceding clause (ii), Lenders having Loans representing more than 66-2/3% of the sum of the total outstanding Loans at such time (determined after giving effect to the proposed action) shall specifically consent thereto and (B) any such replacement or termination transaction described above shall be effective on the date notice is given of the relevant transaction and shall have a settlement date no earlier than five Business Days and no later than 90 days after the relevant transaction.

Section 9.03    Expenses; Indemnity; Damage Waiver.    (a) The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Agent, the Arrangers and their Affiliates, including the reasonable fees, charges and disbursements of (a) a single transaction and documentation counsel for the Agent and the Arrangers and (b) such other local counsel and special counsel as may be required in the reasonable judgment of the Agent and the Arrangers, in connection with the preparation and administration of the Loan Documents or any amendments, modifications or waivers of the provisions thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all out-of-pocket expenses incurred by the Agent, the Arrangers or any Lender, (including the fees, charges and disbursements of (a) a single transaction and documentation counsel for the Agent, the Arrangers and any Lender and (b) such other local counsel and special counsel as may be required in the reasonable judgment of the Agent and the Arrangers) in connection with documentary taxes or the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans and (iii) all other reasonable out-of-pocket expenses as may be separately agreed with the Administrative Agent.

(b) The Borrower shall indemnify the Agent, the Arrangers and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of (a) a single transaction and documentation counsel for any Indemnitee and (b) such other local counsel and special counsel as may be required in the reasonable judgment of the Agent and the Arrangers, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of any Loan Document or any other agreement or instrument contemplated hereby, the performance by the parties to the Loan Documents of their respective obligations thereunder or the consummation of the Transactions or any other transactions contemplated hereby, (ii) any Loan or the use of the proceeds therefrom, (iii) any actual or alleged presence or Release of Hazardous Materials on or from any Mortgaged Property or any other property currently or formerly owned or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.

(c) To the extent that the Borrower fails to pay any amount required to be paid by it to the Agent under paragraph (a) or (b) of this Section, but without affecting the Borrower’s obligations thereunder, each Lender severally agrees to pay to the Agent such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent in its capacity as such. For purposes hereof, a Lender’s “pro rata share” shall be determined based upon its share of the sum of the total outstanding Loans at the time.

(d) To the extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions or any Loan or the use of the proceeds thereof.

(e) All amounts due under this Section shall be payable not later than 10 days after written demand therefor.

Section 9.04    Successors and Assigns.    (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)(i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees (other than the Borrower or its Affiliates or Subsidiaries) all or a portion of its rights and obligations under this Agreement (including all or a portion of the Loans at the time owing to it), with the prior written consent (such consent not to be unreasonably withheld or delayed) of:

(A) the Borrower, provided that no consent of the Borrower shall be required (x) for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund (as defined below) or, (y) if an Event of Default has occurred and is continuing, any other assignee; and

(B) the Administrative Agent, provided that no consent of the Administrative Agent shall be required for an assignment of Loans to an assignee that is a Lender immediately prior to giving effect to such assignment, an Affiliate of a Lender or an Approved Fund.

(ii) Assignments shall be subject to the following conditions:

(A) except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Loan, the amount of the Loan of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $1,000,000, in each case unless each of the Borrower and the Administrative Agent otherwise consent, provided that no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 (it being understood that only a single processing and recordation fee of $3,500 will be payable with respect to any multiple assignments to or by a Lender, an Affiliate of a Lender or an Approved Fund pursuant to clause (ii)(A) above, each of which is individually less than $1,000,000, that are simultaneously consummated); and

(D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

For purposes of this Section 9.04, the term “Approved Fund” has the following meaning:

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) any entity or an Affiliate of an entity that administers, advises or manages a Lender.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.10, 2.11, 2.12 and 9.03). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time, which register shall indicate that each lender is entitled to interest paid with respect to such Loans (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c)(i)Any Lender may, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of the Loans owing to it); provided, that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the second proviso to Section 9.02(b) that affects such Participant. Subject to paragraph (c)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.10, 2.11 and 2.12 (subject to the requirements and limitations therein, including the requirements under Section 2.12(e) (it being understood that the documentation required under Section 2.12(e) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.13(c) as though it were a Lender.

(ii) A Participant shall not be entitled to receive any greater payment under Section 2.10 or 2.12 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent.

(iii) Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”). The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

Section 9.05    Survival.    All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid. The provisions of Sections 2.10, 2.11, 2.12 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans or the termination of this Agreement or any provision hereof.

Section 9.06    Counterparts; Integration; Effectiveness.    This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent and the Arrangers constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall become effective when the conditions set forth in Section 4.01 hereof shall have been satisfied, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or email transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.07    Severability.    Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 9.08    Right of Setoff.    If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

Section 9.09    Governing Law; Jurisdiction; Consent to Service of Process.    (a) This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(b) Each of the Ultimate Parent, the Parent and the Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against the Ultimate Parent, the Parent, the Borrower or its properties in the courts of any jurisdiction.

(c) Each of the Ultimate Parent, the Parent and the Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) [After the Closing Date, the Bankruptcy Court’s retention of jurisdiction shall not govern the interpretation or enforcement of the Loan Documents or any rights or remedies related thereto.]42

(e) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 9.10    WAIVER OF JURY TRIAL.    EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.11    Headings.    Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

Section 9.12    Confidentiality.    Each of the Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates’ directors, officers, partners, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions at least as restrictive as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (ii) any pledgee referred to in Section 9.04(d), (iii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations or (iv) any credit insurance provider relating to the Borrower and its Obligations, (g) with the consent of the Borrower or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Agent or any Lender on a nonconfidential basis from a source other than the Ultimate Parent or any Subsidiary thereof. For the purposes of this Section, “Information” means all information received from the Ultimate Parent or any Subsidiary thereof relating to the Ultimate Parent or any Subsidiary thereof or its business, other than any such information that is available to the Agent or any Lender on a nonconfidential basis prior to disclosure by the Ultimate Parent or any Subsidiary thereof; provided, that, in the case of information

[42]	To be included if applicable

received from the Ultimate Parent or any Subsidiary thereof after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to confidential information of its other customers.

Each Lender acknowledges that information furnished to it pursuant to this Agreement or the other Loan Documents may include material non-public information concerning the Borrower and its Affiliates and their related parties or their respective securities, and confirms that it has developed compliance procedures regarding the use of material non-public information and that it will handle such material non-public information in accordance with those procedures and applicable law, including Federal and state securities laws.

All information, including requests for waivers and amendments, furnished by the Borrower or its Affiliates or the Administrative Agent pursuant to, or in the course of administering, this Agreement or the other Loan Documents will be syndicate-level information, which may contain material non-public information about the Borrower and its Affiliates and their related parties or their respective securities. Accordingly, each Lender represents to the Borrower and the Administrative Agent that it has identified in its Administrative Questionnaire a credit contact who may receive information that may contain material non-public information in accordance with its compliance procedures and applicable law, including Federal and state securities laws.

Section 9.13    Interest Rate Limitation.    Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

Section 9.14    Termination or Release.    1. (a) At such time as the Loans, all accrued interest and fees under this Agreement, and all other obligations of the Dex West Loan Parties under the Loan Documents (other than obligations under Sections 2.10, 2.11, 2.12 and 9.03 that are not then due and payable) shall have been paid in full in cash, (i) the Collateral shall be released from the Liens created by the Security Documents and with respect to the Dex West Obligations, the Shared Collateral Security Documents and (ii) the obligations (other than those expressly stated to survive termination) of the Agent and each Loan Party under the Security Documents and, with respect to the Dex West Obligations, the Shared Collateral Security Documents shall terminate, all without delivery of any instrument or performance of any act by any Person.

(b) A Subsidiary Loan Party shall automatically be released from its obligations under the Guarantee and Collateral Agreement and the security interests in the Collateral of such Subsidiary Loan Party shall be automatically released upon the consummation of any transaction permitted by this Agreement as a result of which such Subsidiary Loan Party ceases to be a Subsidiary of the Borrower.

(c) Upon any sale or other transfer by any Dex West Loan Party of any Collateral that is permitted under this Agreement to any Person that is not a Dex West Loan Party, or upon the effectiveness of any written consent to the release of the security interest granted by the Guarantee and Collateral Agreement or any other Loan Document in any Collateral of the Dex West Loan Parties pursuant to Section 9.02 of this Agreement, the security interest in such Collateral granted by the Guarantee and Collateral Agreement and the other Loan Documents shall be automatically released (it being understood that, in the case of a sale or other transfer to a Shared Collateral Loan Party, such

Collateral shall become subject to a security interest in favor of the Shared Collateral Agent as to the extent set forth in the Shared Collateral Security Documents upon the consummation of such sale or other transfer).

(d) In connection with any termination or release pursuant to paragraph (a), (b) or (c) of this Section 9.14, the Collateral Agent shall execute and deliver to any Loan Party at such Loan Party’s expense all documents that such Loan Party shall reasonably request to evidence such termination or release. Any execution and delivery of documents pursuant to this Section 9.14 shall be without recourse to or warranty by the Collateral Agent or any Lender.

Section 9.15    USA Patriot Act.    Each Lender hereby notifies the Ultimate Parent, the Parent and the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “USA Patriot Act”), it is required to obtain, verify and record information that identifies the Ultimate Parent, the Parent and the Borrower, which information includes the name and address of the Ultimate Parent, the Parent and the Borrower and other information that will allow such Lender to identify the Ultimate Parent, the Parent and the Borrower in accordance with the USA Patriot Act.

Section 9.16    Intercreditor Agreement.    Each Lender agrees that it will be bound by, and shall take no actions contrary to, the provisions of the Intercreditor Agreement or any intercreditor agreement entered into in connection with any Newco Subordinated Guarantee and authorizes the Agent to enter into the Intercreditor Agreement and any intercreditor agreement to be entered into in connection with any Newco Subordinated Guarantee (which shall be in form and substance reasonably satisfactory to the Agent) on its behalf.

Section 9.17    Amendment and Restatement.    On the Closing Date, the Existing Credit Agreement will be automatically amended and restated in its entirety to read in full as set forth herein, and all of the provisions of this Agreement which were previously not effective or enforceable shall become effective and enforceable. Notwithstanding anything to the contrary herein, subject to the satisfaction (or waiver) of the conditions set forth in Section 4.01, the Lenders hereby waive, and shall be deemed to have waived, each Default and Event of Default under (and as defined in) the Existing Credit Agreement in existence as of the Closing Date to the extent (i) arising out of the commencement of the Chapter 11 Cases or (ii) such Default or Event of Default otherwise shall have occurred and be continuing based on facts known to the Administrative Agent and the Lenders as of the Closing Date.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

NEWDEX, INC.

By:
Name:
Title:

DEX MEDIA, INC.

By:
Name:
Title:

DEX MEDIA WEST, INC.

By:
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Administrative Agent and Collateral Agent, and as a Lender

By:
Name:
Title:

Signature Page to the Dex Media East Credit Agreement

EXHIBIT C

AMENDED AND RESTATED RHDI SECURED CREDIT AGREEMENT

FOURTH AMENDED AND RESTATED CREDIT AGREEMENT

dated as of

[            ], 2013,

among

NEWDEX, INC.,

R.H. DONNELLEY INC., as Borrower,

The Lenders Party Hereto

and

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Administrative Agent and Collateral Agent

JPMORGAN CHASE BANK, N.A.,

as Syndication Agent

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Syndication Agent

DEUTSCHE BANK SECURITIES INC. and

J.P. MORGAN SECURITIES LLC,

as Joint Lead Arrangers and Joint Bookrunners

ARTICLE I

DEFINITIONS

Section 1.01	Defined Terms	F-226
Section 1.02	Classification of Loans and Borrowings	F-253
Section 1.03	Terms Generally	F-253
Section 1.04	Accounting Terms; GAAP	F-253

ARTICLE II

THE CREDITS

ARTICLE III

REPRESENTATIONS AND WARRANTIES

ARTICLE IV

CONDITIONS

Section 4.01	Effectiveness of Agreement	F-271

ARTICLE V

AFFIRMATIVE COVENANTS

ARTICLE VI

NEGATIVE COVENANTS

ARTICLE VII

EVENTS OF DEFAULT

ARTICLE VIII

THE AGENT

ARTICLE IX

MISCELLANEOUS

SCHEDULES:

Schedule 1.01A	—	Directory Consolidation Project
Schedule 1.01B	—	Mortgaged Property
Schedule 3.05	—	Properties
Schedule 3.09	—	Taxes
Schedule 3.13	—	Subsidiaries
Schedule 3.14	—	Insurance
Schedule 3.17	—	UCC Filing Jurisdictions
Schedule 6.01	—	Existing Indebtedness
Schedule 6.02	—	Existing Liens
Schedule 6.04	—	Existing Investments
Schedule 6.10	—	Existing Restrictions

EXHIBITS:

Exhibit A	—	Form of Assignment and Assumption
Exhibit B	—	Form of Acknowledgement and Confirmation
Exhibit C	—	Form of Amended and Restated Shared Guarantee and Collateral Agreement
Exhibit D	—	Form of Amended and Restated Intercreditor and Collateral Agency Agreement
Exhibit E	—	Form of Amended and Restated Shared Services Agreement
Exhibit F	—	Form of Newco Subordinated Guarantee
Exhibit G	—	Form of Subordinated Guarantee Agreement
Exhibit H	—	Form of License Agreement
Exhibit I	—	Form of Master IP License Agreement
Exhibit J	—	Form of Election Notice
Exhibit K	—	Form of Dex Tax Sharing Agreement
Exhibit L	—	Form of SuperMedia Tax Sharing Agreement
Exhibit M	—	Form of Tax Certificates

FOURTH AMENDED AND RESTATED CREDIT AGREEMENT, dated as of [            ] (this “Agreement”), among NEWDEX, INC., a Delaware corporation, R.H. DONNELLEY INC., a Delaware corporation, the several banks and other financial institutions or entities from time to time party hereto (the “Lenders”), and DEUTSCHE BANK TRUST COMPANY AMERICAS, as administrative agent and collateral agent for such lenders.

Recitals

WHEREAS, the Ultimate Parent and the Borrower (as each term is defined below) are parties to the Third Amended and Restated Credit Agreement (as amended, supplemented or otherwise modified prior to the Closing Date (as defined below), the “Existing Credit Agreement”), dated as of January 29, 2010 (the “Original Restatement Date”), among the Ultimate Parent, the Borrower, the Lenders and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent;

[WHEREAS, on [            , 2013] (the “Petition Date”), the Ultimate Parent (as defined below) and its Subsidiaries (as defined below) each commenced bankruptcy cases (the “Chapter 11 Cases”) by filing voluntary petitions under chapter 11 of the Bankruptcy Code (as defined below) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”);

WHEREAS, on the Petition Date, the Ultimate Parent and its Subsidiaries filed with the Bankruptcy Court the Reorganization Plan (as defined below) and the Disclosure Statement (as defined below);

WHEREAS, on [            , 2013], the Bankruptcy Court entered the Confirmation Order (as defined below) confirming the Reorganization Plan;

WHEREAS, pursuant to the Reorganization Plan, the Ultimate Parent and its Subsidiaries have implemented (or substantially simultaneously with the Closing Date will implement) the Amendments (as defined below);]1

WHEREAS, the Ultimate Parent and SuperMedia Inc. (“SuperMedia”) have entered into a Merger Agreement, dated as of August 20, 2012, as amended and restated as of December 5, 2012 (the “Merger Agreement”), by and among Dex One, NewDex, Inc. (“Newdex”), Spruce Acquisition Sub, Inc. (“Merger Sub”) and SuperMedia, pursuant to which Dex One merged with Newdex, with Newdex as the surviving corporation (the “Dex Merger”), and SuperMedia merged with Merger Sub, with SuperMedia as the surviving corporation (the “SuperMedia Merger” and together with the Dex Merger, the “Mergers”);

WHEREAS, after giving effect to the Mergers, SuperMedia has become a direct wholly owned subsidiary of Newdex and Newdex has become the Ultimate Parent;

WHEREAS, the Ultimate Parent and the Borrower have requested that the Lenders amend and restate the Existing Credit Agreement as provided in this Agreement; and

WHEREAS, the Lenders are willing to so amend and restate the Existing Credit Agreement on the terms and conditions set forth herein.

Now, therefore, the parties hereto agree that the Existing Credit Agreement shall be amended and restated in its entirety as of the Closing Date to read as follows:

[1]	To be included if applicable

ARTICLE I

DEFINITIONS

Section 1.01    Defined Terms.    As used in this Agreement, the following terms have the meanings specified below:

“ABR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“Acceptable Payment Percentage” has the meaning assigned to such term in Section 2.15(c).

“Acknowledgment and Confirmation” means an Acknowledgment and Confirmation substantially in the form of Exhibit B hereto, dated the date hereof, executed by each RHDI Loan Party.

“Additional Notes” means notes issued by the Ultimate Parent after the date hereof (a) that are not secured by any assets of the Ultimate Parent or any of its Subsidiaries, (b) that bear interest at a prevailing market rate at the time of the issuance thereof, (c) the proceeds of which are used to refinance the Restructuring Notes or any Additional Notes, (d) that do not mature, and are not mandatorily redeemable, in whole or in part, or required to be repurchased or reacquired, in whole or in part, prior to the date that is six months after the Maturity Date (other than pursuant to asset sale or change in control provisions customary in offerings of similar notes), (e) that have no financial maintenance covenants and no restrictive covenants that apply to any Subsidiary of the Ultimate Parent or that impose limitations on the Ultimate Parent’s ability to guarantee or pledge assets to secure the Obligations and otherwise have covenants, representations and warranties and events of default that are no more restrictive than those existing in the prevailing market at the time of issuance for companies with the same or similar credit ratings of the Ultimate Parent at such time issuing similar securities, (f) are not guaranteed by any Subsidiary of the Ultimate Parent and are subordinated to the Obligations on terms that are no less favorable to the Lenders than the subordination terms set forth in the Restructuring Notes Indenture and that are otherwise reasonably satisfactory to the Administrative Agent and (g) are not convertible or exchangeable except into (i) other Indebtedness of the Ultimate Parent meeting the qualifications set forth in this definition or (ii) common equity of the Ultimate Parent, provided that any such exchange or conversion, if effected, would not result in a Change in Control or a Default.

“Adjusted LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

“Administrative Agent” means Deutsche Bank Trust Company Americas, in its capacity as administrative agent for the Lenders hereunder and its Affiliates and permitted successors acting in such capacity.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Advance Amortization Payment” has the meaning assigned to such term in Section 2.06(a).

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent” means Deutsche Bank Trust Company Americas, in its capacities as Administrative Agent and/or Collateral Agent, and each of its Affiliates and successors acting in any such capacity. The Administrative Agent may act on behalf of or in place of any Person included in the “Agent”.

“Agreement” has the meaning assigned in the preamble hereto.

“Allocable Net Proceeds” means, with respect to any Equity Issuance by the Ultimate Parent, 19% of the Net Proceeds of such Equity Issuance; provided, that to the extent the Indebtedness outstanding under (a) the Dex East Credit Agreement has been repaid in full, Allocable Net Proceeds shall mean 22% of the Net Proceeds of such Equity Issuance, (b) the Dex West Credit Agreement has been repaid in full, the Allocable Net Proceeds shall mean 23% of the Net Proceeds of such Equity Issuance, (c) the Dex East Credit Agreement and the Dex West Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 26% of the Net Proceeds of such Equity Issuance, (d) the SuperMedia Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 40% of the Net Proceeds of such Equity Issuance, (e) the Dex East Credit Agreement and the SuperMedia Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 56% of the Net Proceeds of such Equity Issuance, (f) the Dex West Credit Agreement and the SuperMedia Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 59% of the Net Proceeds of such Equity Issuance and (g) the Dex East Credit Agreement, the Dex West Credit Agreement and the SuperMedia Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 100% of the Net Proceeds of such Equity Issuance.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus  1/2 of 1%, (c) the Adjusted LIBO Rate for a Eurodollar Loan with an Interest Period of one month commencing on such day plus 1% and (d) 4.00%, provided that, for the avoidance of doubt, the Adjusted LIBO Rate for any day shall be based on the rate appearing on Reuters Screen LIBOR 01 Page (or on any successor or substitute of such page) at approximately 11:00 a.m., London time, on such day. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate or the Federal Funds Effective Rate or the Adjusted LIBO Rate, as the case may be.

“Amendments” means, collectively, the amendment and restatement of the Dex East Existing Credit Agreement, the Dex West Existing Credit Agreement and the SuperMedia Existing Credit Agreement, pursuant to the Dex East Credit Agreement, the Dex West Credit Agreement and the SuperMedia Credit Agreement, respectively (in each case referred to in clause (a) in the definition thereof)[, which amendments were consummated pursuant to the Reorganization Plan]2.

“Applicable Payment Percentage” has the meaning assigned to such term in Section 2.15(c).

“Applicable Rate” means, for any day, with respect to any Loan, 5.75% per annum, in the case of an ABR Loan, and 6.75% per annum, in the case of a Eurodollar Loan.

“Approved Fund” has the meaning assigned to such term in Section 9.04.

“Arrangers” means, collectively, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., in their capacities as Joint Lead Arrangers and Joint Bookrunners.

“Asset Disposition” means (a) any sale, lease, assignment, conveyance, transfer or other disposition (including pursuant to a sale and leaseback or securitization transaction) of any property or asset of the Borrower or any Subsidiary other than (i) dispositions described in clauses (a), (b), (d), (f), (g) and (h) of Section 6.05 and (ii) dispositions described in Section 6.05(e) resulting in aggregate Net Proceeds not exceeding $2,500,000 during the term of this Agreement and (b) any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any property or asset of the Borrower or any Subsidiary, but only to the extent that the Net Proceeds therefrom have not been applied to repair, restore or replace such property or asset within 365 days after such event.

[2]	To be included if applicable

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

“Attributable Debt” means, on any date, in respect of any lease of the Borrower or any Subsidiary entered into as part of a sale and leaseback transaction subject to Section 6.06, (a) if such lease is a Capital Lease Obligation, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP and (b) if such lease is not a Capital Lease Obligation, the capitalized amount of the remaining lease payments under such lease that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease were accounted for as a Capital Lease Obligation.

[“Bankruptcy Code” means title 11 of the United States Code (11 U.S.C. §101 et seq.), as amended from time to time, and any successor statute.]3

[“Bankruptcy Court” has the meaning assigned to such term in the recitals to this Agreement.]4

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” means R.H. Donnelley Inc., a Delaware corporation.

“Borrower’s Discounted Prepayment Percentage” means 20%.

“Borrower’s Discounted Prepayment Portion of Excess Cash Flow” means an amount determined following the end of each fiscal quarter of the Borrower (and certified by a Financial Officer of the Borrower pursuant to Section 5.01(d)), commencing with the first such fiscal quarter ending after the Closing Date, equal to (i) the Excess Cash Flow as of the end of such fiscal quarter multiplied by the Borrower’s Discounted Prepayment Percentage, minus (ii) (a) any Discounted Voluntary Prepayment made during the applicable ECF Period as to which the Borrower has delivered an Election Notice to the Administrative Agent that such Discounted Voluntary Prepayment shall constitute a utilization of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow within the applicable 180-day period described in Section 2.06(e) and (b) all (x) Advance Amortization Payments, (y) prepayments made pursuant to Section 2.06(a) (other than Advance Amortization Payments) and (z) other prepayments made pursuant to Section 2.06(d), in each case to the extent the Borrower has delivered an Election Notice to the Administrative Agent that such payment shall constitute a utilization of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow, provided that, for purposes of Section 2.06(e), the Borrower’s Discounted Prepayment Portion of Excess Cash Flow shall be calculated as to each individual fiscal quarter and shall not be reduced or affected by any subsequent calculation of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow at the end of any subsequent fiscal quarter.

“Borrower’s Discretionary Percentage” means 20%.

“Borrower’s Discretionary Portion of Excess Cash Flow” means an amount determined following the end of each fiscal quarter of the Borrower (and certified by a Financial Officer of the Borrower pursuant to Section 5.01(d)), commencing with the first such fiscal quarter ending after the Closing Date, equal to (i) the Excess Cash Flow as of the end of such fiscal quarter multiplied by the Borrower’s Discretionary Percentage, minus (ii) all Discounted Voluntary Prepayments made during the applicable ECF Period as to which the Borrower has delivered an Election Notice to the Administrative Agent that such Discounted Voluntary Prepayment shall constitute a utilization of the Borrower’s Discretionary Portion of Excess Cash Flow.

[3]	To be included if applicable
[4]	To be included if applicable

“Borrower’s Portion of Excess Cash Flow” means, collectively, the Borrower’s Discounted Prepayment Portion of Excess Cash Flow and the Borrower’s Discretionary Portion of Excess Cash Flow.

“Borrowing” means Loans of the same Type, made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided, that, when used in connection with a Eurodollar Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

“Capital Expenditures” means, for any period, without duplication, (i) the additions to property, plant and equipment and other capital expenditures of the Borrower and its consolidated Subsidiaries for such period, determined in accordance with GAAP and (ii) the portion of the additions to property, plant and equipment and other capital expenditures of the Service Company for such period allocated to, and funded by, the Borrower and its consolidated Subsidiaries pursuant to the Shared Services Agreement.

“Capital Lease Obligations” of any Person means (i) the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP and (ii) in the case of the Borrower and its Subsidiaries, the portion of the obligations of the Service Company described in the foregoing clause (i) allocated to, and funded by, the Borrower and its Subsidiaries pursuant to the Shared Services Agreement.

[“Cash Collateral Order” means the Final Order Under 11 U.S.C. §§ 105, 361, 362, 363, 552 and Fed. R. Bankr. P. 2002, 4001 and 9014 (I) Authorizing Debtors to Use Cash Collateral and (II) Granting Adequate Protection to the Prepetition Secured Parties, entered by the Bankruptcy Court on [            ], 2013.]5

“Change in Control” means, subject to the proviso below:

(a) the ownership, beneficially or of record, by any Person other than the Ultimate Parent of any Equity Interest in the Borrower;

(b) for so long as the Shared Services Agreement is in existence, the ownership, beneficially or of record, by any Person other than the Ultimate Parent of any Equity Interests in the Service Company;

(c) the ownership, beneficially or of record, by any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of more than 35% of the outstanding Equity Interests in the Ultimate Parent;

(d) occupation of a majority of the seats (other than vacant seats) on the Governing Board of the Ultimate Parent by Persons who were not (i) members of such Governing Board as of the Closing Date [(after giving effect to the Reorganization Plan)]6, (ii) nominated by, or whose nomination for election was approved or ratified by a majority of the directors or members of, the Governing Board of the Ultimate Parent or (iii) appointed by Persons described in the foregoing clauses (i) and (ii); or

(e) the occurrence of a “Change of Control” (or similar term) as defined in the Restructuring Notes Indenture or any indenture, agreement or other instrument governing the Additional Notes;

[5]	To be included if applicable
[6]	To be included if applicable

provided, that the consummation of the Mergers pursuant to the SuperMedia Merger Agreement shall not constitute a Change in Control.

“Change in Law” means (a) the adoption of any law, rule or regulation after the date of this Agreement, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender (or, for purposes of Section 2.10(b), by any lending office of such Lender or by such Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement.

[“Chapter 11 Cases” has the meaning assigned to such term in the recitals to this Agreement.]7

“Charges” has the meaning assigned to such term in Section 9.13.

“Closing Date” means the date on which the conditions precedent set forth in Section 4.01 shall have been satisfied (or waived) and the notice contemplated in the last sentence of Section 4.01 shall have been delivered , which date is [            , 2013].8

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means all property of the Loan Parties, now owned or hereafter acquired, upon which a Lien is purported to be created by any Security Document or Shared Collateral Security Document.

“Collateral Agent” means JPMorgan Chase Bank, N.A., in its capacity as collateral agent for the Secured Parties and its Affiliates and permitted successors acting in such capacity.

“Collateral Agreements” means the collective reference to the Guarantee and Collateral Agreement and the Shared Guarantee and Collateral Agreement.

“Collateral and Guarantee Requirement” means the requirement that:

(a) the Collateral Agent shall have received from each RHDI Loan Party either (i) a counterpart of the Guarantee and Collateral Agreement duly executed and delivered on behalf of such RHDI Loan Party or (ii) in the case of any Subsidiary that becomes a Subsidiary Loan Party after the Closing Date, a supplement to the Guarantee and Collateral Agreement, in the form specified therein, duly executed and delivered on behalf of such Subsidiary;

(b) the Shared Collateral Agent shall have received from each Shared Collateral Loan Party (other than the Newco Subordinated Guarantors) either (i) a counterpart of the Shared Guarantee and Collateral Agreement duly executed and delivered on behalf of such Shared Collateral Loan Party or (ii) in the case of any Newco that becomes a Shared Collateral Loan Party after the Closing Date, a supplement to the Shared Guarantee and Collateral Agreement, in the form specified therein, duly executed and delivered on behalf of such Newco;

(c) all outstanding Equity Interests of the Borrower and each other Subsidiary Loan Party shall have been pledged pursuant to the Guarantee and Collateral Agreement (except that the Borrower and each other Subsidiary Loan Party shall not be required to pledge more than 65% of the outstanding voting Equity Interests of any Foreign Subsidiary) and the Collateral Agent shall have received all certificates or other instruments representing such Equity Interests, together with stock powers or other instruments of transfer with respect thereto endorsed in blank;

[7]	To be included if applicable
[8]

If the Closing Date occurs prior to March 31, 2013, the initial delivery of annual financial statements will be adjusted and the Excess Cash Flow prepayment provisions will be adjusted to require payment of the Excess Cash Flow prepayment under the Existing Credit Agreement for the period ending December 31, 2012.

(d) all outstanding Equity Interests of DMI, Dex Media Service, Dex Digital, RHDC, the Service Company and each other Subsidiary owned by or on behalf of any Shared Collateral Loan Party shall have been pledged pursuant to the Shared Guarantee and Collateral Agreement (except that the Shared Collateral Loan Parties shall not be required to pledge more than 65% of the outstanding voting Equity Interests of any Foreign Subsidiary) and, subject to the terms of the Intercreditor Agreement, the Shared Collateral Agent shall have received all certificates or other instruments representing such Equity Interests, together with stock powers or other instruments of transfer with respect thereto endorsed in blank;

(e) the Shared Collateral Agent shall have received from each Newco Subordinated Guarantor a subordinated guarantee substantially in the form of Exhibit F (or such other form as shall be reasonably acceptable to the Agent and the Shared Collateral Agent), which shall (i) to the extent permitted by the terms of any assumed Indebtedness of such Newco Subordinated Guarantor in existence prior to the acquisition of such Newco Subordinated Guarantor (without giving effect to any restriction effected by any amendment thereto entered into in contemplation of such assumption) and any Indebtedness incurred to finance the acquisition of such Newco Subordinated Guarantor, be secured by a pledge of the Equity Interests of such Newco Subordinated Guarantor’s Subsidiaries and any joint venture interest owned by such Newco Subordinated Guarantor (subject to any restrictions in the applicable joint venture agreement applicable to all partners of such joint venture; it being understood and agreed that in the event any such restriction exists, the Administrative Agent and such Newco Subordinated Guarantor shall agree upon alternative structures, if available, to effect the economic equivalent of a pledge of the applicable joint venture interest) and (ii) to the extent required by the terms of any such Indebtedness (without giving effect to any restriction effected by any amendment, waiver, modification or refinancing thereto entered into in contemplation of such assumption) be subordinated to any assumed Indebtedness of such Newco Subordinated Guarantor in existence prior to the acquisition of such Newco Subordinated Guarantor and any Indebtedness incurred to finance the acquisition of such Newco Subordinated Guarantor; provided, that (i) to the extent that any restriction shall exist which shall not permit such Guarantee or which requires the subordination thereof as described above, the Borrower shall deliver, or cause to be delivered, true and complete copies of all relevant agreements received by the Borrower in respect of such Indebtedness, certified by a Financial Officer, to the Agent at least ten Business Days prior to the completion of the acquisition of the applicable Newco Subordinated Guarantor (or, in the case of any such agreement received by the Borrower after such tenth Business Day, promptly following the Borrower’s receipt of such agreement) and (ii) notwithstanding the foregoing, no Newco Subordinated Guarantor shall be required to guarantee the Obligations to the extent such Guarantee is prohibited by the terms of any assumed Indebtedness of such Newco Subordinated Guarantor in existence prior to the acquisition of such Newco Subordinated Guarantor (without giving effect to any restriction effected by any amendment, waiver, modification or refinancing thereto entered into in contemplation of such assumption) or any Indebtedness incurred to finance the acquisition of such Newco Subordinated Guarantor if no alternative financing (on terms not materially less favorable taken as a whole to the applicable borrower or issuer) is available that would permit such Guarantee or is otherwise prohibited under applicable law; provided, further, that (x) the Ultimate Parent shall use its commercially reasonable efforts to amend any such assumed Indebtedness that is otherwise being amended in connection with such acquisition to permit such Guarantee and (y) if any Newco Subordinated Guarantor is unable to Guarantee the Obligations due to circumstances described in the first proviso hereof, then (A) the Ultimate Parent may only effect the acquisition of such Newco Subordinated Guarantor to the extent it provides evidence reasonably satisfactory to the Administrative Agent, and certification by a Financial Officer, that the Ultimate Parent was unable to obtain amendments (after use of commercially reasonable efforts) and/or alternative financing (on terms not materially less favorable taken as a whole to the applicable borrower or issuer) was not available, as the case may be, permitting such Guarantee or such Guarantee was otherwise prohibited by applicable law (and providing a description of such applicable law) and (B) to the extent permitted by applicable law, a holding company shall be formed to hold 100% of the shares of the applicable Newco Subordinated Guarantor, which holding company shall Guarantee the Obligations and pledge the stock of such Newco Subordinated Guarantor to secure such Guarantee (any Guarantee provided by this clause (e), a “Newco Subordinated Guarantee”);

(f) all documents and instruments, including Uniform Commercial Code financing statements, required by law or reasonably requested by the Agent or the Shared Collateral Agent, as applicable, to be filed, registered or recorded to create the Liens intended to be created by the Security Documents and the Shared Collateral Security Documents and perfect such Liens to the extent required by, and with the priority required by, the Collateral Agreements, shall have been filed, registered or recorded or, subject to the Intercreditor Agreement, delivered to the Agent or the Shared Collateral Agent, as applicable, for filing, registration or recording;

(g) (1) the Collateral Agent shall have received with respect to each Mortgaged Property existing on the Closing Date (i) a Mortgage Amendment, together with (i) evidence that counterparts of said Mortgage Amendments have been delivered to the Title Company (defined below), (ii) a datedown endorsement to the existing title policy insuring the Lien of each such Mortgage (or a reissued title insurance policy) (the “Mortgage Endorsements”), issued by Stewart Title Guaranty Company (the “Title Company”), insuring the Lien of such Mortgage (as amended by the applicable Mortgage Amendment) as a valid Lien on the Mortgaged Property described therein, free of any Liens except those permitted under Section 6.02, (iii) the opinions, addressed to the Collateral Agent and the Lenders of (A) outside counsel or in-house counsel, as to the due authorization, execution and delivery of the Mortgage Amendments by the Borrower or any Loan Party, as applicable, and (B) local counsel in each jurisdiction where Mortgaged Property is located regarding the Mortgage Amendments, (iv) with respect to each Mortgaged Amendment, such affidavits, certificates, instruments of indemnification and other items (including a so-called “gap” indemnification) as shall be reasonably required to induce the Title Company to issue the Mortgage Endorsements contemplated above, (v) evidence reasonably acceptable to the Collateral Agent of payment by the Borrower of all Mortgage Endorsement premiums, search and examination charges, mortgage recording taxes, fees, charges, costs and expenses required for the recording of the Mortgage Amendments, fixture filings and issuance of the Mortgage Endorsements referred to above, in each case, in form and substance reasonably satisfactory to the Collateral Agent, and (2) with respect to each Mortgaged Property acquired after the date hereof (i) execute and deliver a first priority Mortgage in favor of the Collateral Agent, for the benefit of the Secured Parties, covering such real property, subject to any Liens permitted by Section 6.02, (ii) if requested by the Collateral Agent, the Collateral Agent shall have received, and the Title Company shall have received, maps or plats of an as-built survey of the sites of such Mortgaged Property prepared by an independent professional licensed land surveyor reasonably satisfactory to the Collateral Agent and the Title Company (and certified by such surveyor to the Collateral Agent and the Title Company), which maps or plats and the surveys on which they are based shall be made in accordance with the Minimum Standard Detail Requirements for Land Title Surveys jointly established and adopted by the American Land Title Association and the American Congress on Surveying and Mapping in 1992, (iii) the Collateral Agent shall have received in respect of such Mortgaged Property a mortgagee’s title insurance policy (or policies) or marked up unconditional binder for such insurance, and each such policy shall (A) be in an amount reasonably satisfactory to the Collateral Agent; (B) be issued at ordinary rates; (C) insure that the Mortgage insured thereby creates a valid first Lien on such Mortgaged Property free and clear of all defects and encumbrances, except as disclosed therein; (D) name the Collateral Agent for the benefit of the Secured Parties as the insured thereunder; (E) be in the form of ALTA Loan Policy—2006 (or equivalent policies); (F) contain such endorsements and affirmative coverage as the Collateral Agent may reasonably request, and the Collateral Agent shall have received evidence satisfactory to it that all premiums in respect of each such policy, all charges for mortgage recording tax, and all related expenses, if any, have been paid; (iv) any consents or estoppels reasonably deemed necessary or advisable by the Collateral Agent in connection with such Mortgage, each of the foregoing in form and substance reasonably satisfactory to the Collateral Agent; (v) if requested by the Collateral Agent, deliver to the Collateral Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Collateral Agent, and (vi) deliver to the Collateral Agent a completed “Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determination with respect to such Mortgaged Property (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the Borrower and each Loan Party relating thereto) and if any such Mortgaged Property is located in a special flood hazard area, evidence of flood insurance in form and amount reasonably satisfactory to the Collateral Agent; and

(h) each Loan Party shall have obtained all consents and approvals required to be obtained by it in connection with the execution and delivery of all Security Documents and Shared Collateral Security Documents (or supplements thereto) to which it is a party, the performance of its obligations thereunder and the granting by it of the Liens thereunder.

“Collateral Trademarks” has the meaning assigned to such term in Section 4.01(e).

“Companies” means collectively, the Borrower, Dex West, Dex East and SuperMedia, and each, individually, a “Company”.

[“Confirmation Order” means that certain order approving the Disclosure Statement and confirming the Reorganization Plan pursuant to Section 1129 of the Bankruptcy Code entered by the Bankruptcy Court on [            ], 2013.]9

“Consolidated Cash Interest Expense” means, for any period, the excess of (a) sum of (i) total cash interest expense (including that attributable to Capital Lease Obligations) of the Borrower and its Subsidiaries for such period with respect to all outstanding Indebtedness of the Borrower and its Subsidiaries (including all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers’ acceptance financing and net costs under Swap Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP) plus (ii) the amount of dividends paid by the Borrower during such period pursuant to Section 6.08(a)(iv) minus (b) total cash interest income of the Borrower and its Subsidiaries for such period.

“Consolidated EBITDA” means, for any period, Consolidated Net Income for such period plus (a) without duplication and to the extent deducted in determining such Consolidated Net Income, the sum of (i) consolidated interest expense for such period, (ii) consolidated income tax expense for such period, (iii) all amounts attributable to depreciation and amortization for such period, (iv) any extraordinary charges or non-cash charges for such period (provided, however, that any cash payment or expenditure made with respect to any such non-cash charge shall be subtracted in computing Consolidated EBITDA during the period in which such cash payment or expenditure is made), (v) non-recurring charges consisting of (A) severance costs associated with a restructuring recorded during the fiscal years ended December 31, 2015 and December 31, 2016, not to exceed $3,500,000 in any such fiscal year, (B) payments of customary investment and commercial banking fees and expenses and (C) cash premiums, penalties or other payments payable in connection with the early extinguishment or repurchase of Indebtedness, and (vi) Specified Charges for such period, provided that such charges are recorded during the period starting on October 1, 2012 and ending on December 31, 2013 and the aggregate amount of charges added back pursuant to this clause (vi) for all periods shall not exceed $14,700,000 (it being understood that such charges may be added back in any four-fiscal-quarter period which includes the fiscal quarter in which such charges are recorded), and minus (b) without duplication and to the extent included in determining such Consolidated Net Income, (i) consolidated interest income for such period and (ii) any extraordinary gains and non-cash gains (including, without limitation, any gain arising from the retirement of Indebtedness) for such period, all determined on a consolidated basis in accordance with GAAP. For purposes of calculating the Leverage Ratio or the Interest Coverage Ratio as of any date, if the Borrower or any consolidated Subsidiary has made any Permitted Acquisition or sale, transfer, lease or other disposition outside of the ordinary course of business of a Subsidiary or of assets constituting a business unit, in each case as permitted by Section 6.05, during the period of four consecutive fiscal quarters (a “Reference Period”) most recently ended on or prior to such date, Consolidated EBITDA for the such Reference Period shall be calculated after giving pro forma effect thereto, as if such Permitted Acquisition or sale, transfer, lease or other disposition (and any related incurrence, repayment or assumption of Indebtedness with any new Indebtedness being deemed to be amortized over the applicable testing period in accordance with its terms) had occurred on the first day of such Reference

[9]	To be included if applicable

Period. The calculation of Consolidated EBITDA shall exclude (i) any non-cash impact attributable to the reduction in deferred revenue or reduction in deferred costs to balance sheet accounts as a result of the fair value exercise undertaken as required by purchase method of accounting for the transactions contemplated by any acquisition, in accordance with GAAP [and (ii) any non-cash impact attributable to the Borrower’s adoption of fresh-start accounting in accordance with GAAP upon effectiveness of the Reorganization Plan]10.

“Consolidated Net Income” means, for any period, the net income or loss, before the effect of the payment of any dividends or other distributions in respect of preferred stock, of the Borrower and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP and adjusted to eliminate (i) any non-cash impact attributable to the reduction in deferred revenue or reduction in deferred costs to balance sheet accounts as a result of the fair value exercise undertaken as required by purchase method of accounting for the transactions contemplated by any acquisition, in accordance with GAAP [and (ii) any non-cash impact attributable to the Borrower’s adoption of fresh-start accounting in accordance with GAAP upon effectiveness of the Reorganization Plan]11; provided, that there shall be excluded (a) the income of any Person (other than the Borrower or a Subsidiary Loan Party) in which any other Person (other than the Borrower or any Subsidiary Loan Party or any director holding qualifying shares in compliance with applicable law) owns an Equity Interest, except to the extent of the amount of dividends or other distributions actually paid to the Borrower or any of the Subsidiary Loan Parties during such period, and (b) except as otherwise contemplated by the definition of “Consolidated EBITDA”, the income or loss of any Person accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with the Borrower or any Subsidiary or the date that such Person’s assets are acquired by the Borrower or any Subsidiary.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Debt Issuance” means the incurrence by the Borrower or any Subsidiary of any Indebtedness, other than Indebtedness permitted by Section 6.01(a).

“Default” means any event or condition that constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Defaulting Lender” means any Lender, as reasonably determined by the Administrative Agent, that has (a) notified the Borrower, the Administrative Agent or any other Lender in writing that it does not intend to comply with any of its funding obligations under this Agreement or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement or under agreements in which it commits to extend credit generally, (b) otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Business Days of the date when due, unless the subject of a good faith dispute, or (c) (i) been (or has a parent company that has been) adjudicated as, or determined by any Governmental Authority having regulatory authority over such Person or its assets to be, insolvent or (ii) become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or custodian, appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment or has a parent company that has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment, unless in the case of any Lender referred to in this clause (c) the Borrower and the Administrative Agent shall be satisfied that such Lender intends, and has

[10]	To be included if applicable
[11]	To be included if applicable

all approvals required to enable it, to continue to perform its obligations as a Lender hereunder. For the avoidance of doubt, a Lender shall not be deemed to be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in such Lender or its parent by a Governmental Authority.

“Dex Digital” means Dex One Digital, Inc., a Delaware corporation.

“Dex East” means Dex Media East Inc., a Delaware corporation.

“Dex East Existing Credit Agreement” means the Credit Agreement, dated as of October 24, 2007, as amended and restated as of January 29, 2010, among the Ultimate Parent, DMI, Dex East, as borrower, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended, supplemented or otherwise modified prior to the effectiveness of the Dex East Credit Agreement.

“Dex East Credit Agreement” means (a) the Credit Agreement, dated as of October 24, 2007 (as amended and restated as of January 29, 2010, as further amended and restated as of the Closing Date, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among the Ultimate Parent, DMI, Dex East, the several banks and other financial institutions or entities from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any Indebtedness or other financial accommodation that has been incurred to refinance (whether by the same or different banks) in whole or in part (under one or more agreements) the Indebtedness and other obligations outstanding under the Dex East Credit Agreement referred to in clause (a) above or any other agreement or instrument referred to in this clause (b) (including, without limitation, adding or removing any Person as a borrower, guarantor or other obligor thereunder).

“Dex East Loan Documents” means the “Loan Documents” as defined in the Dex East Credit Agreement.

“Dex Media Service” means Dex Media Service LLC, a Delaware limited liability company.

“Dex Merger” has the meaning assigned to such term in the recitals to this Agreement.

“Dex One” means Dex One Corporation, a Delaware corporation.

“Dex Support Agreement” means the Support and Limited Waiver Agreement, dated as of December 5, 2013, among the Ultimate Parent, DMI, the Borrower, Dex West, Dex East and their respective Subsidiaries party thereto, the Agent, the administrative agent and collateral agent under the Dex West Credit Agreement, the administrative agent under the Dex East Credit Agreement and each of the lenders party thereto.

“Dex Tax Sharing Agreement” means the Amended and Restated Tax Sharing Agreement in the form of Exhibit K hereto, dated the date hereof, among Newdex, Dex One, DMI, the Borrower, the Service Company, RHDC, Dex West, Dex East, R.H. Donnelley Apil, Inc. and Dex Digital.

“Dex West” means Dex Media West Inc., a Delaware corporation.

“Dex West Existing Credit Agreement” means the Credit Agreement, dated as of June 6, 2008, as amended and restated as of January 29, 2010, among the Ultimate Parent, DMI, Dex West, as borrower, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended, supplemented or otherwise modified prior to the effectiveness of the Dex West Credit Agreement.

“Dex West Credit Agreement” means (a) the Credit Agreement, dated as of June 6, 2008 (as amended and restated as of January 29, 2010, as further amended and restated as of the Closing Date, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among the Ultimate Parent, DMI, Dex West, the several banks and other financial institutions or entities from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any Indebtedness or other financial accommodation that has been incurred to refinance (whether by the same or different banks) in whole or in part (under one or more agreements) the Indebtedness and other obligations outstanding under the Dex West Credit Agreement referred to in clause (a) above or any other agreement or instrument referred to in this clause (b) (including, without limitation, adding or removing any Person as a borrower, guarantor or other obligor thereunder).

“Directory Consolidation Project” means the initiative described in Schedule 1.01A.12

[“Disclosed Matters” means the matters, proceedings, transactions and other information disclosed in the [Disclosure Statement][Registration Statement on Form S-4] (other than any risk factor disclosures contained under the heading “Risk Factors”, any disclosures of risks in the “Forward-Looking Statements” disclaimer or any other similar forward-looking statements in the Disclosure Statement).]13

[“Disclosure Statement” means the Disclosure Statement for the Reorganization Plan, the adequacy of which was approved by the Bankruptcy Court pursuant to the Confirmation Order.]14

“Discounted Voluntary Prepayment” has the meaning assigned to such term in Section 2.15(a).

“Discounted Voluntary Prepayment Amount” has the meaning assigned to such term in Section 2.15(b).

“Discounted Voluntary Prepayment Notice” has the meaning assigned to such term in Section 2.15(b).

“DMI” means Dex Media, Inc., a Delaware corporation.

“Dollars” or “$” refers to lawful money of the United States of America.

“ECF Period” means the period beginning on January 1, 2013 and ending at the end of the applicable fiscal quarter thereafter.

“ECF Sweep Percentage” means 60%.

“Election Notice” means a written notice from the Borrower to the Administrative Agent in the form of Exhibit J hereto.

“Environmental Laws” means all applicable federal, state, and local laws (including common law), regulations, rules, ordinances, codes, decrees, judgments, directives, orders (including consent orders), and binding agreements with any Governmental Authority in each case, relating to protection of the environment, natural resources, human health and safety or the presence, Release of, or exposure to, Hazardous Materials, or the generation, manufacture, processing, distribution, use, treatment, storage, transport, recycling or handling of, or the arrangement for such activities with respect to, Hazardous Materials.

“Environmental Liability” means any liability, claim, action, suit, judgment or order under or relating to any Environmental Law for any damages, injunctive relief, losses, fines, penalties, fees, expenses (including reasonable fees and expenses of attorneys and consultants) or costs, whether contingent or otherwise, including those arising from or relating to: (a) compliance or non-compliance with any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure

[12]	Summary from the Term Sheet to be listed on the schedule.
[13]	To be included if applicable
[14]	To be included if applicable

to any Hazardous Materials, (d) the Release of any Hazardous Materials or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person of whatever nature, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any of the foregoing.

“Equity Issuance” means the issuance by the Ultimate Parent, the Borrower or any Subsidiary of any Equity Interests, or the receipt by the Ultimate Parent, the Borrower or any Subsidiary of any capital contribution, other than (i) any issuance of Equity Interests or receipt of capital contributions to the extent as a result of (x) a non-cash exchange of Restructuring Notes or Additional Notes or (y) the issuance of Equity Interests that are issued on a non-cash basis as consideration for a Permitted Acquisition or other Investment permitted hereunder or (ii) any issuance of Equity Interests to, or receipt of any capital contribution from, the Ultimate Parent or any RHDI Loan Party.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with any Loan Party, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414(m) of the Code.

“ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) any failure by any Plan to satisfy the minimum funding standards (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) applicable to such Plan, including, for Plan years ending prior to January 1, 2008, any “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Plan or the failure by any Loan Party or any of its ERISA Affiliates to make any required contribution to a Multiemployer Plan; (d) the incurrence by any Loan Party or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan, including but not limited to the imposition of any Lien in favor of the PBGC or any Plan; (e) a determination that any Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA; (f) the receipt by any Loan Party or any of its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan under Section 4042 of ERISA; (g) the incurrence by any Loan Party or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (h) the receipt by any Loan Party or any of its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from a Loan Party or any of its ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization or in endangered or critical status, within the meaning of Section 432 of the Code or Section 305 or Title IV of ERISA.

“Escrow Materials” means copies of (i) all software source code and all documentation and training manuals relating thereto and (ii) all other tangible or written embodiments of material technology, websites and databases (but excluding any print directories or other publicly distributed print materials), in each case to the extent (1) owned (or licensed, if such license grants the licensee (x) possession of same and the right to allow the foregoing entities (and any escrow agent, as applicable) to access same and (y) the right to sublicense such right of possession and access without (I) the licensor’s consent, unless consent can be obtained with no additional fees or other consideration (unless the sublicensee fully reimburses the sublicensor for such additional fees or other consideration) or additional obligations upon sublicensor or any loss of rights of sublicensor, (II) loss of any rights of sublicensor, (III) additional obligations upon sublicensor or (IV) any additional fees or consideration (unless the sublicensee fully reimburses the sublicensor for such fees or other consideration required to obtain such right of possession and access) and (2) currently used by SuperMedia, Borrower, Dex East, Dex West, the Service Company or any of such Shared Collateral Loan Parties, as applicable, in their respective businesses.

“Eurodollar”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

“Event of Default” has the meaning assigned to such term in Article VII.

“Excess Cash Flow” means, as of the end of each fiscal quarter ending after the Closing Date, for the period starting on January 1, 2013 and ending on the last day of such fiscal quarter, the result (without duplication) of:

(a) net cash provided by operating activities of the Borrower and its Subsidiaries for such period as reflected in the statement of cash flows on the consolidated financial statements of the Borrower for each applicable quarter during such period , that (i) to the extent the Borrower makes any Discounted Voluntary Prepayments and the gain arising from the retirement of Indebtedness in connection with such Discounted Voluntary Prepayments results in any additional cash taxes, the payment of such additional cash taxes shall not be deducted in the calculation of Excess Cash Flow and (ii) for the avoidance of doubt, income related to the retirement of Indebtedness shall not be included in the calculation of Excess Cash Flow; plus

(b) cash payments received during such period to enter into or settle Swap Agreements to the extent not already recognized in net cash provided by operating activities; plus

(c) to the extent deducted in the determination of net cash provided by operating activities of the Borrower and its Subsidiaries for such period, the Specified Charges for such period; minus

(d) the amount of Capital Expenditures for such period (except to the extent attributable to the incurrence of Capital Lease Obligations or otherwise financed by incurring Long Term Indebtedness and except to the extent made with Net Proceeds in respect of Prepayment Events); minus

(e) the aggregate principal amount of Long Term Indebtedness repaid or prepaid (for the avoidance of doubt, including any Advance Amortization Payment) by the Borrower and its consolidated Subsidiaries during such period to the extent permitted by Section 6.08(b), excluding (i) any prepayment of Loans and (ii) repayments or prepayments of Long Term Indebtedness financed by incurring other Long Term Indebtedness; minus

(f) the aggregate amount of cash dividends or other distributions paid by the Borrower to the Ultimate Parent during such period pursuant to Section 6.08(a)(iv) (other than in reliance on clause (B) thereof); minus

(g) cash payments made during such period to enter into or settle Swap Agreements to the extent not already included in net cash provided by operating activities.

“Exchange Act” has the meaning assigned to such term in the definition of “Change in Control”.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) any taxes imposed on or measured, in whole or in part, by revenue or net income and franchise taxes imposed in lieu thereof by the United States of America, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located, has a present or former connection (other than in connection with the Loan Documents) or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction described in clause (a) above and (c) in the case of a Foreign Lender (other than an assignee pursuant to a request by the Borrower under Section 2.14(b)), any U.S. withholding tax that (i) is in effect and would apply to amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party to this Agreement (or designates a new lending office), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to any withholding tax pursuant to Section 2.12(a), or (ii) is attributable to such Foreign Lender’s failure (other than as a result of any Change in Law) to comply with Section 2.12(e) and (d) any U.S. Federal withholding taxes imposed under FATCA.

“Existing Credit Agreement” has the meaning assigned to such term in the recitals to this Agreement.

“Existing Loans” means the Loans (as defined in the Existing Credit Agreement) outstanding under the Existing Credit Agreement prior to the Closing Date.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof.

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Financial Officer” means the chief financial officer, principal accounting officer, treasurer or controller of the Borrower or the Ultimate Parent, as applicable.

“First Amendment” means the First Amendment to this Agreement, dated as of March 9, 2012.

“First Amendment Effective Date” means the date on which the conditions precedent set forth in Section 3 of the First Amendment shall have been satisfied, which for the avoidance of doubt is March 9, 2012.

“Foreign Lender” means any Lender that is organized under the laws of a jurisdiction other than that in which the Borrower is located or, with respect to any Borrower that is a “Untied States person” within the meaning of Section 7701(a)(30) of the Code, that is not a “United States person” within the meaning of such Section. For purposes of this definition, the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“Foreign Subsidiary” means (i) a Subsidiary organized under the laws of a jurisdiction located outside the United States of America or (ii) a Subsidiary of any Person described in the foregoing clause (i).

“GAAP” means generally accepted accounting principles in the United States of America.

“Governing Board” means (a) the managing member or members or any controlling committee of members of any Person, if such Person is a limited liability company, (b) the board of directors of any Person, if such Person is a corporation or (c) any similar governing body of any Person.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or other obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

“Guarantee and Collateral Agreement” means the Guarantee and Collateral Agreement, dated as of the Original Restatement Date, among each RHDI Loan Party and the Agent.

“Guarantors” means the Ultimate Parent, Dex Digital, RHDC, the Service Company, DMI, the Subsidiary Loan Parties, each Newco Senior Guarantor and each Newco Subordinated Guarantor.

“Hazardous Materials” means (a) any petroleum products or byproducts and all other hydrocarbons, coal ash, radon gas, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, chlorofluorocarbons and all other ozone-depleting substances; or (b) any chemical, material, substance or waste that is prohibited, limited or regulated by or pursuant to any applicable Environmental Law.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all Guarantees by such Person of Indebtedness of others, (g) all Capital Lease Obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty and (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indemnified Taxes” means Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and Other Taxes.

“Indemnitee” has the meaning assigned to such term in Section 9.03(b).

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of national standing or any third party appraiser or recognized expert with experience in appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required; provided, that such firm or appraiser is not an Affiliate of the Borrower.

“Information” has the meaning assigned to such term in Section 9.12.

“Intellectual Property” means the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses, technology, know-how and processes, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.

“Intercreditor Agreement” means the Amended and Restated Intercreditor and Collateral Agency Agreement, substantially in the form of Exhibit D, entered into among the Agent on behalf of the Secured Parties, the Shared Collateral Agent on behalf of the Shared Collateral Secured Parties, the administrative agent and collateral agent under the Dex West Credit Agreement, the administrative agent and collateral agent under the Dex East Credit Agreement and the administrative agent and collateral agent under the SuperMedia Credit Agreement.

“Interest Coverage Ratio” means, with respect to the Borrower and for any period of four consecutive fiscal quarters ending on any date of determination, the ratio of (a) Consolidated EBITDA for such period to (b) Consolidated Cash Interest Expense for such period.

“Interest Election Request” means a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.03.

“Interest Payment Date” means (a) with respect to any ABR Loan, the last day of each March, June, September and December and (b) with respect to any Eurodollar Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurodollar Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period.

“Interest Period” means, with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter, as the Borrower may elect; provided, that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day and (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Investment” means purchasing, holding or acquiring (including pursuant to any merger with any Person that was not a wholly owned Subsidiary prior to such merger) any Equity Interest, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, or making or permitting to exist any loans or advances (other than commercially reasonable extensions of trade credit) to, guaranteeing any obligations of, or making or permitting to exist any investment in, any other Person, or purchasing or otherwise acquiring (in one transaction or a series of transactions) any assets of any Person constituting a business unit. The amount, as of any date of determination, of any Investment shall be the original cost of such Investment (including any Indebtedness of a Person existing at the time such Person becomes a Subsidiary in connection with any Investment and any Indebtedness assumed in connection with any acquisition of assets), plus the cost of all additions, as of such date, thereto and minus the amount, as of such date, of any portion of such Investment repaid to the investor in cash or property as a repayment of principal or a return of capital (including pursuant to any sale or disposition of such Investment), as the case may be, but without any other adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such

Investment. In determining the amount of any Investment or repayment involving a transfer of any property other than cash, such property shall be valued at its fair market value at the time of such transfer.

“Lenders” has the meaning assigned to such term in the preamble to this Agreement.

“Leverage Ratio” means, on any date, the ratio of (a) Total Indebtedness as of such date to (b) Consolidated EBITDA for the period of four consecutive fiscal quarters of the Borrower ended on such date.

“LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, the greater of (a) the rate per annum determined on the basis of the rate for deposits in dollars for a period equal to such Interest Period commencing on the first day of such Interest Period appearing on Reuters Screen LIBOR 01 Page as of 11:00 A.M., London time, two Business Days prior to the beginning of such Interest Period (or in the event that such rate does not appear on Reuters Screen LIBOR 01 Page (or otherwise on such screen), the “LIBO Rate” shall be determined by reference to such other comparable publicly available service for displaying eurodollar rates as may be selected by the Administrative Agent or, in the absence of such availability, by reference to the rate at which the Administrative Agent is offered Dollar deposits at or about 10:00 A.M., New York City time, two Business Days prior to the beginning of such Interest Period in the interbank eurodollar market where its eurodollar and foreign currency and exchange operations are then being conducted for delivery on the first day of such Interest Period for the number of days comprised therein and (b) 3.00%.

“License Agreement” means an agreement, substantially in the form of Exhibit H hereto, pursuant to which each License Subsidiary shall grant a license to use trademarks to the Ultimate Parent and each Subsidiary of the Ultimate Parent.

“License Subsidiary” has the meaning assigned to such term in Section 4.01(e).

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Loan Documents” means this Agreement, the Intercreditor Agreement, the Subordinated Guarantee Agreement, the Security Documents and the Shared Collateral Security Documents.

“Loan Parties” means the Borrower and the Guarantors.

“Loan” has the meaning assigned to such term in Section 2.01(a).

“Long Term Indebtedness” means any Indebtedness that, in accordance with GAAP, constitutes (or, when incurred, constituted) a long-term liability. For purposes of determining the Long Term Indebtedness of the Borrower and the Subsidiaries, Indebtedness of the Borrower or any Subsidiary owed to the Borrower or a Subsidiary shall be excluded.

“Margin Stock” shall have the meaning assigned to such term in Regulation U of the Board.

“Master IP License Agreement” means an agreement substantially in the form of Exhibit I hereto.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, property, material agreements, liabilities, financial condition or results of operations of the Borrower and the Subsidiaries, taken as a whole, or (b) the validity or enforceability of this Agreement or any of the other Loan Documents or the rights and remedies of the Agent or the Lenders under any of the Loan Documents.

“Material Indebtedness” means Indebtedness (other than the Loans and the Subordinated Guarantee but including, for the avoidance of doubt, Guarantees (other than the Subordinated Guarantee)), or obligations in respect of one or more Swap Agreements, of any one or more of the Ultimate Parent and its Subsidiaries (other than Dex East, Dex West, SuperMedia and their respective Subsidiaries, but including, for the avoidance of doubt and without limitation, Dex Digital, RHDC, the Service Company, Dex Media Service, any Newcos, DMI, the Borrower and its Subsidiaries), in an aggregate principal amount exceeding $25,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Ultimate Parent or any of its Subsidiaries in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Ultimate Parent or such Subsidiary would be required to pay if such Swap Agreement were terminated at such time.

“Material Subsidiary” means any Subsidiary which meets any of the following conditions: (a) the Borrower’s and the other Subsidiaries’ investments in and advances to such Subsidiary exceed 5% of the consolidated total assets of the Borrower and the Subsidiaries as of the end of the most recently completed fiscal quarter, (b) the consolidated assets of such Subsidiary exceed 5% of the consolidated total assets of the Borrower and the Subsidiaries as of the end of the most recently completed fiscal quarter or (c) the consolidated pre-tax income from continuing operations of such Subsidiary for the most recently ended period of four consecutive fiscal quarters exceeds 5% of the consolidated pre-tax income from continuing operations of the Borrower and the Subsidiaries for such period.

“Material Ultimate Parent Subsidiary” means (i) any License Subsidiary and (ii) any Subsidiary of the Ultimate Parent (other than Dex East, Dex West, SuperMedia and their respective Subsidiaries) which meets any of the following conditions: (a) the Ultimate Parent’s and its other Subsidiaries’ aggregate investments in and advances to such Subsidiary exceed $10,000,000 as of the end of the most recently completed fiscal quarter, (b) the consolidated assets of such Subsidiary exceed $10,000,000 as of the end of the most recently completed fiscal quarter or (c) the consolidated pre-tax income from continuing operations of such Subsidiary for the most recently ended period of four consecutive fiscal quarters exceeds $5,000,000.

“Maturity Date” means December 31, 2016, or, if such day is not a Business Day, the next preceding Business Day.

“Maximum Rate” has the meaning assigned to such term in Section 9.13.

“Merger Agreement” has the meaning assigned to such term in the recitals to this Agreement.

“Merger Sub” has the meaning assigned to such term in the recitals to this Agreement.

“Mergers” has the meaning assigned to such term in the recitals to this Agreement.

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgage” means any mortgage, deed of trust, assignment of leases and rents, leasehold mortgage or other security document granting a Lien on any real property and improvements thereto to secure the Obligations delivered after the Closing Date pursuant to Section 5.12. Each Mortgage shall be satisfactory in form and substance to the Collateral Agent.

“Mortgage Amendment” has the meaning assigned to such term in Section 4.01(a).

“Mortgage Endorsement” has the meaning assigned to such term in clause (g) of the definition of “Collateral and Guarantee Requirement”.

“Mortgaged Property” means each parcel of real property and improvements thereto listed on Schedule 1.01B and each other parcel of real property and improvements thereto owned by a RHDI Loan Party with respect to which a Mortgage is granted pursuant to Section 5.12.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Net Proceeds” means, with respect to any event (a) the cash proceeds received in respect of such event including (i) any cash received in respect of any non-cash proceeds, including cash received in respect of any debt instrument or equity security received as non-cash proceeds, but only as and when received, (ii) in the case of a casualty, insurance proceeds, and (iii) in the case of a condemnation or similar event, condemnation awards and similar payments, net of (b) the sum of (i) all reasonable fees and out-of-pocket expenses (including underwriting discounts and commissions and collection expenses) paid or payable by the Loan Parties or any Subsidiary thereof to third parties (including Affiliates, if permitted by Section 6.09) in connection with such event, (ii) in the case of a sale, transfer or other disposition of an asset (including pursuant to a sale and leaseback transaction or a casualty or a condemnation or similar proceeding), the amount of all payments required to be made by the Loan Parties or any Subsidiary thereof as a result of such event to repay Indebtedness (other than Loans) secured by such asset or otherwise subject to mandatory prepayment as a result of such event, including, for the avoidance of doubt, in the case of an Ultimate Parent Asset Disposition, payments required to be made by the Loan Parties or any Subsidiary thereof pursuant to the Subordinated Guarantee Agreement (it being understood that this clause shall not apply to customary asset sale provisions in offerings of debt securities) and (iii) the amount of all taxes paid (or reasonably estimated to be payable) by the Loan Parties or any Subsidiary thereof (provided that such amounts withheld or estimated for the payment of taxes shall, to the extent not utilized for the payment of taxes, be deemed to be Net Proceeds received when such nonutilization is determined), and the amount of any reserves established by the Loan Parties or any Subsidiary thereof to fund contingent liabilities reasonably estimated to be payable, in each case that are directly attributable to such event (provided that such reserves and escrowed amounts shall be disclosed to the Administrative Agent promptly upon being taken or made and any reversal of any such reserves will be deemed to be Net Proceeds received at the time and in the amount of such reversal), in each case as determined reasonably and in good faith by the chief financial officer of the Borrower; provided that for the purposes of calculating the Net Proceeds of an Ultimate Parent Asset Disposition, payments made (or reasonably estimated to be payable) under the Tax Sharing Agreements shall be deducted in the same manner as taxes paid (or reasonably estimated to be payable) under clause (b)(iii) above.

“Newco” means any Subsidiary (direct or indirect) of the Ultimate Parent (other than SuperMedia and its Subsidiaries) acquired or formed by the Ultimate Parent after the Closing Date other than a Subsidiary of the Borrower, Dex West, Dex East or SuperMedia.

“Newco Senior Guarantor” means any Newco the acquisition or formation of which is accomplished, directly or indirectly, using cash or other credit support (including debt service) provided by the Borrower, any Subsidiary or any other Newco Senior Guarantor or in which any Investment is made by the Borrower, any Subsidiary or any other Newco Senior Guarantor.

“Newco Subordinated Guarantee” has the meaning assigned to such term in clause (e) of the definition of “Collateral and Guarantee Requirement”.

“Newco Subordinated Guarantor” means any Newco other than a Newco Senior Guarantor.

“Newdex” has the meaning assigned to such term in the recitals to this Agreement.

“Obligations” has the meaning assigned to such term in the Guarantee and Collateral Agreement.

“Optional Repurchase” means, with respect to any outstanding Indebtedness, any optional or voluntary repurchase, redemption or prepayment made in cash of such Indebtedness, the related payment in cash of accrued interest to the date of such repurchase, redemption or prepayment on the principal amount of such Indebtedness repurchased, redeemed or prepaid, the payment in cash of associated premiums (whether voluntary or mandatory) on such principal amount and the cash payment of other fees and expenses incurred in connection with such repurchase, redemption or prepayment.

“Original Restatement Date” has the meaning assigned to such term in the recitals to this Agreement.

“Other Taxes” means any and all present or future recording, stamp, documentary, excise, transfer, sales, property or similar Taxes, charges or levies arising from any payment made under any Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, any Loan Document.

“Participant” has the meaning assigned to such term in Section 9.04(c)(i).

“Participant Register” has the meaning assigned to such term in Section 9.04(c)(iii).

“Payment Percentage” has the meaning assigned to such term in Section 2.15(b).

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Permitted Acquisitions” means any acquisition (by merger, consolidation or otherwise) by the Borrower or a Subsidiary Loan Party of all or substantially all the assets of, or all the Equity Interests in, a Person or division or line of business of a Person, if (a) both before and immediately after giving effect thereto, no Default or Event of Default has occurred and is continuing or would result therefrom, (b) such acquired Person is organized under the laws of the United States of America or any State thereof or the District of Columbia and substantially all the business of such acquired Person or business consists of one or more Permitted Businesses and not less than 80% of the consolidated gross operating revenues of such acquired Person or business for the most recently ended period of twelve months is derived from domestic operations in the United States of America, (c) each Subsidiary resulting from such acquisition (and which survives such acquisition) other than any Foreign Subsidiary, shall be a Subsidiary Loan Party and at least 80% of the Equity Interests of each such Subsidiary shall be owned directly by the Borrower and/or Subsidiary Loan Parties and shall have been (or within ten Business Days (or such longer period as may be acceptable to the Agent) after such acquisition shall be) pledged pursuant to the Guarantee and Collateral Agreement (subject to the limitations of the pledge of Equity Interests of Foreign Subsidiaries set forth in the definition of “Collateral and Guarantee Requirement”), (d) the Collateral and Guarantee Requirement shall have been (or within ten Business Days (or such longer period as may be acceptable to the Agent) after such acquisition shall be) satisfied with respect to each such Subsidiary, (e) the Borrower and the Subsidiaries are in Pro Forma Compliance after giving effect to such acquisition and (f) the Borrower has delivered to the Agent an officer’s certificate to the effect set forth in clauses (a), (b), (c), (d) and (e) above, together with all relevant financial information for the Person or assets acquired and reasonably detailed calculations demonstrating satisfaction of the requirement set forth in clause (e) above.

“Permitted Business” means the telephone and internet directory services businesses and businesses reasonably related, incidental or ancillary thereto.

“Permitted Encumbrances” means:

(a) Liens imposed by law for taxes that are not yet due or are being contested in compliance with Section 5.05;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, landlord’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in compliance with Section 5.05;

(c) pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations;

(d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e) judgment Liens in respect of judgments or attachments that do not constitute a Default or an Event of Default under clause (k) of Article VII; provided that any such Lien is released within 30 days following the creation thereof;

(f) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that are not substantial in amount and do not, or could not reasonably be expected to, materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Borrower or any Subsidiary or, for purposes of (i) Section 6.17, the Ultimate Parent or (ii) Section 6.18, the Service Company;

(g) Liens arising solely by virtue of any statutory or common law provisions relating to bankers’ Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depositary institution;

(h) any interest or title of a lessor under any lease entered into by the Borrower or any Subsidiary of the Borrower or, for purposes of (i) Section 6.17, the Ultimate Parent or (ii) Section 6.18, the Service Company, in the ordinary course of its business and covering only the assets so leased;

(i) the licensing or sublicensing (other than exclusive licenses or sublicenses) of Intellectual Property in the ordinary course of business in a manner that does not, or could not reasonably be expected to, materially interfere with the business of the Borrower and its Subsidiaries; and

(j) any provision for the retention of title to any property by the vendor or transferor of such property, which property is acquired by the Borrower or a Subsidiary of the Borrower or, for purposes of (i) Section 6.17, the Ultimate Parent or (ii) Section 6.18, the Service Company, in a transaction entered into in the ordinary course of business of the Borrower or such Subsidiary of the Borrower, or, for purposes of (A) Section 6.17, the Ultimate Parent or (B) Section 6.18, the Service Company, and for which kind of transaction it is normal market practice for such retention of title provision to be included;

provided, that the term “Permitted Encumbrances” shall not include any Lien securing Indebtedness.

“Permitted Investments” means:

(a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing or allowing for liquidation at the original par value at the option of the holder within one year from the date of acquisition thereof;

(b) investments in commercial paper (other than commercial paper issued by the Ultimate Parent, the Borrower or any of their Affiliates) maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;

(c) investments in certificates of deposit, banker’s acceptances, time deposits or overnight bank deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof which has a combined capital and surplus and undivided profits of not less than $500,000,000, and having a debt rating of “A-1” or better from S&P or “P-1” or better from Moody’s;

(d) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above; and

(e) money market funds that (i) comply with the criteria set forth in Securities and Exchange Commission Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $5,000,000,000.

“Permitted Subordinated Indebtedness” means (a) the Subordinated Guarantee and (b) Indebtedness of the Borrower which (i) does not mature, and is not subject to mandatory repurchase, redemption or amortization (other than pursuant to customary asset sale or change in control provisions requiring redemption or repurchase only if and to the extent then permitted by this Agreement), in each case, prior to the date that is six months after the Maturity Date, (ii) is not secured by any assets of the Borrower or any Subsidiary, (iii) is not exchangeable or convertible into Indebtedness of the Borrower or any Subsidiary or any preferred stock or other Equity Interest (other than common equity of the Ultimate Parent, provided that any such exchange or conversion, if effected, would not result in a Change in Control or Default) and (iv) is, together with any Guarantee thereof by any Subsidiary, subordinated to the Obligations pursuant to a written instrument delivered to the Administrative Agent and having subordination terms that are no less favorable to the Lenders than the subordination terms set forth in the Restructuring Notes Indenture and that are otherwise reasonably satisfactory to the Administrative Agent.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

[“Petition Date” has the meaning assigned to such term in the recitals to this Agreement.]15

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which any Loan Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4062 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Prepayment Event” means any (a) Asset Disposition, (b) Equity Issuance or (c) Debt Issuance.

“Prime Rate” means the rate of interest per annum publicly announced from time to time by Deutsche Bank Trust Company Americas as its prime rate in effect at its principal office in New York City; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

“Pro Forma Compliance” means, with respect to any event, that the Borrower is in pro forma compliance with Section 6.14 recomputed as if the event with respect to which Pro Forma Compliance is being tested had occurred on the first day of the four fiscal quarter period most recently ended on or prior to such date for which financial statements have been delivered pursuant to Section 5.01.

“Qualifying Loans” has the meaning assigned to such term in Section 2.15(c).

“Range” has the meaning assigned to such term in Section 2.15(b).

“Refinanced Debt” has the meaning assigned to such term in the definition of “Refinancing Indebtedness”.

“Refinancing Indebtedness” means Indebtedness issued or incurred (including by means of the extension or renewal of existing Indebtedness) to extend, renew or refinance existing Indebtedness (“Refinanced Debt”); provided, that (a) such extending, renewing or refinancing Indebtedness is in an original aggregate principal amount not greater than the aggregate principal amount of, and unpaid interest on, the Refinanced Debt plus the amount of any premiums paid thereon and fees and expenses associated therewith, (b) such Indebtedness has a later maturity and a longer weighted average life than the Refinanced Debt, (c) such Indebtedness bears a market

[15]	To be included if applicable.

interest rate (as reasonably determined in good faith by the board of directors of the Borrower) as of the time of its issuance or incurrence, (d) if the Refinanced Debt or any Guarantees thereof are subordinated to the Obligations, such Indebtedness and Guarantees thereof are subordinated to the Obligations on terms no less favorable to the holders of the Obligations than the subordination terms of such Refinanced Debt or Guarantees thereof (and no Loan Party that has not guaranteed such Refinanced Debt guarantees such Indebtedness), (e) such Indebtedness contains covenants and events of default and is benefited by Guarantees (if any) which, taken as a whole, are reasonably determined in good faith by the board of directors of the Borrower not to be materially less favorable to the Lenders than the covenants and events of default of or Guarantees (if any) in respect of such Refinanced Debt, (f) if such Refinanced Debt or any Guarantees thereof are secured, such Indebtedness and any Guarantees thereof are either unsecured or secured only by such assets as secured the Refinanced Debt and Guarantees thereof, (g) if such Refinanced Debt and any Guarantees thereof are unsecured, such Indebtedness and Guarantees thereof are also unsecured, (h) such Indebtedness is issued only by the issuer of such Refinanced Indebtedness and (i) the proceeds of such Indebtedness are applied promptly (and in any event within 45 days) after receipt thereof to the repayment of such Refinanced Debt.

“Register” has the meaning assigned to such term in Section 9.04.

“Registration Statement on Form S-4” means the Registration Statement on Form S-4 filed by the Ultimate Parent with the Securities and Exchange Commission on [            ].

“Reinvestment” has the meaning assigned to such term in Section 2.06(b).

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the directors, officers, employees, agents, trustees, Controlling Persons and advisors of such Person and of each of such Person’s Affiliates.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within or upon any building, structure, facility or fixture.

[“Reorganization Plan” means the Debtors’ Joint Prepackaged Chapter 11 Plan for the Ultimate Parent and its Subsidiaries, including any exhibits, supplements, appendices and schedules thereto, dated [            ], 2013, as amended, supplemented or otherwise modified from time to time in accordance with the Dex Support Agreement and as confirmed by the Bankruptcy Court pursuant to the Confirmation Order.]16

“Required Lenders” means, at any time, Lenders having Loans representing more than 50% of the sum of the total outstanding Loans at such time.

“Required Percentage” means (a) in the case of an Ultimate Parent Asset Disposition, an Asset Disposition, a Debt Issuance or an Equity Issuance by the Borrower or any Subsidiary, 100% provided that, in the case of an Ultimate Parent Asset Disposition, to the extent that no amount is deducted in the calculation of the Net Proceeds of such Ultimate Parent Asset Disposition because no amount is paid to and distributed by the Subordinated Guarantee Agent pursuant to the Subordinated Guarantee Agreement, “Required Percentage” shall mean the percentage that the RHDI Credit Parties (as defined in the Subordinated Guarantee Agreement) would have received pursuant to the Subordinated Guarantee Agreement if the Net Proceeds had been paid to and distributed by the Subordinated Guarantee Agent pursuant to the Subordinated Guarantee Agreement, and (b) in the case of an Equity Issuance by the Ultimate Parent, 50%.

“Restricted Payment” means, with respect to any Person, any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in such Person, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation, termination or amendment of any Equity Interests in such Person or of any option, warrant or other right to acquire any such Equity Interests in such Person.

[16]	To be included if applicable

“Restructuring Notes” means the 12%/14% Senior Subordinated Notes due 2017 of the Ultimate Parent issued pursuant to the Restructuring Notes Indenture in an aggregate principal of $300,000,000 on the Original Restatement Date.

“Restructuring Notes Indenture” means the Indenture, dated the date hereof, between the Ultimate Parent and The Bank of New York Mellon, as trustee.

“RHDI Loan Parties” means the Borrower and the Subsidiary Loan Parties.

“RHDI Obligations” has the meaning assigned to such term in the Intercreditor Agreement.

“RHDC” means R.H. Donnelley Corporation, a Delaware corporation.

“S&P” means Standard & Poor’s Financial Services LLC.

“Secured Parties” has the meaning assigned to such term in the Guarantee and Collateral Agreement.

“Security Documents” means the Guarantee and Collateral Agreement, the Mortgages and each other security agreement or other instrument or document executed and delivered by any RHDI Loan Party pursuant to Section 5.11 or 5.12 or pursuant to the Guarantee and Collateral Agreement to secure any of the Obligations.

“Service Company” means Dex One Service, Inc., a Delaware corporation.

“Shared Assets” means any asset (including intellectual property rights) owned by the Service Company or any License Subsidiary.

“Shared Collateral Agent” means JPMorgan Chase Bank, N.A., in its capacity as collateral agent for the Shared Collateral Secured Parties, pursuant to the terms of the Intercreditor Agreement.

“Shared Collateral Loan Parties” means the Ultimate Parent, DMI, Dex Digital, RHDC, the Service Company, and each Newco that is a party to the Shared Collateral Security Documents.

“Shared Collateral Secured Parties” has the meaning as set forth in the Intercreditor Agreement.

“Shared Collateral Security Documents” means the Shared Guarantee and Collateral Agreement, the Newco Subordinated Guarantees, any mortgage and each other security agreement or other instruments or documents executed and delivered by any Shared Collateral Loan Party pursuant to Section 5.12 or pursuant to the Shared Guarantee and Collateral Agreement to secure any of the RHDI Obligations.

“Shared Guarantee and Collateral Agreement” means the Amended and Restated Guarantee and Collateral Agreement among each Shared Collateral Loan Party (other than the Newco Subordinated Guarantors) and the Shared Collateral Agent, substantially in the form of Exhibit C.

“Shared Services” means the centralized, shared or pooled services, undertakings and arrangements which are provided by the Service Company or any of its Subsidiaries to or for the benefit of the Ultimate Parent and its Subsidiaries pursuant to the Shared Services Agreement, including, without limitation, the acquisition and ownership of assets by the Service Company or any of its Subsidiaries used in the provision of the foregoing and centralized payroll, benefits and account payable operations.

“Shared Services Agreement” means the Amended and Restated Shared Services Agreement, dated as of the date hereof, among the Ultimate Parent, the Service Company, the Borrower and the other Subsidiaries of the Ultimate Parent party thereto, in substantially the form attached as Exhibit E hereto.

“Shared Services Transactions” means, collectively, (a) the engagement of the Service Company for the provision of Shared Services pursuant to the Shared Services Agreement, (b) sales, transfers and other dispositions of assets to the Service Company or any of its Subsidiaries pursuant to the Shared Services

Agreement for use in the provision of Shared Services, (c) the transfer of employees of the Loan Parties to the Service Company or any of its Subsidiaries for the provision of Shared Services pursuant to the Shared Services Agreement and (d) payments, distributions and other settlement of payment obligations by the recipient of Shared Services to, or for ultimate payment to, the provider of such Shared Services pursuant to the Shared Services Agreement in respect of the provision of such Shared Services (including, without limitation, the prefunding in accordance with the Shared Services Agreement of certain such payment obligations in connection with the establishment of the payment and settlement arrangements under the Shared Services Agreement); provided, that all such payments, distributions and settlements shall reflect a fair and reasonable allocation of the costs of such Shared Services in accordance with the terms of the Shared Services Agreement (it being understood and agreed that payments in respect of tax liabilities or tax attributes pursuant to the Tax Sharing Agreements shall not constitute Shared Services Transactions; provided, further, that the foregoing shall not restrict the ability of the Borrower to make Restricted Payments (i) pursuant to Section 6.08(a)(iii) to the Service Company in respect of tax liabilities incurred by the Service Company in connection with the performance of its obligations under the Shared Services Agreement).

“Specified Charges” means (a) out-of-pocket costs, fees and expenses for attorneys, auditors, accountants, consultants, and advisors retained by the Borrower incurred in connection with the Mergers, this Agreement (including, for the avoidance of doubt, costs, fees, and expenses incurred in connection with satisfying the conditions precedent in Sections 4.01(e) and 4.01(f)), and the transactions contemplated by the Dex Support Agreement[, including, incurred in connection with the events leading up to, and throughout, the ongoing administration of the Chapter 11 Cases]17 and (b) out-of-pocket costs, fees and expenses for attorneys, auditors, accountants, consultants, and advisors retained by the Administrative Agent and the steering committee Lenders and reimbursed by the Borrower (without, including without limitation, the fees and expenses of the Administrative Agent and the steering committee Lenders) incurred in connection with this Agreement (including, for the avoidance of doubt, costs, fees, and expenses incurred in connection with satisfying the conditions precedent in Sections 4.01(e) and 4.01(f)), and the transactions contemplated by the Dex Support Agreement[, including, incurred in connection with the events leading up to, and throughout, the ongoing administration of the Chapter 11 Cases]18.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent is subject with respect to eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subordinated Guarantee” means the Guarantee made by the Borrower pursuant to the Subordinated Guarantee Agreement.

“Subordinated Guarantee Agent” has the meaning assigned to such term in the Subordinated Guarantee Agreement.

“Subordinated Guarantee Agreement” means the Subordinated Guarantee Agreement, dated the date hereof, attached hereto as Exhibit G, among the Borrower, Dex West, Dex East and SuperMedia.

“Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance

[17]	To be included if applicable
[18]	To be included if applicable

with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, Controlled or held by the parent or one or more Subsidiaries of the parent or by the parent and one or more Subsidiaries of the parent. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower.

“Subsidiary Loan Party” means any Subsidiary of the Borrower that is not a Foreign Subsidiary.

“SuperMedia” has the meaning assigned to such term in the recitals of this Agreement.

“SuperMedia Credit Agreement” means (a) the Amended and Restated Loan Agreement, dated as of December 31, 2009, as amended and restated as of the date hereof (as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among SuperMedia, the several banks and other financial institutions or entities from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any Indebtedness or other financial accommodation that has been incurred to refinance (whether by the same or different banks) in whole or in part (under one or more agreements) the Indebtedness and other obligations outstanding under the SuperMedia Credit Agreement referred to in clause (a) above or any other agreement or instrument referred to in this clause (b) (including, without limitation, adding or removing any Person as a borrower, guarantor or other obligor thereunder).

“SuperMedia Existing Credit Agreement” means the Amended and Restated Loan Agreement, dated as of December 31, 2009, (as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among SuperMedia, the several banks and other financial institutions or entities from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, as amended, supplemented or otherwise modified prior to the effectiveness of the SuperMedia Credit Agreement.

“SuperMedia Loan Documents” means the “Loan Documents” as defined in the SuperMedia Credit Agreement.

“SuperMedia Merger” has the meaning assigned to such term in the recitals of this Agreement.

“SuperMedia Tax Sharing Agreement” means the Tax Sharing Agreement in the form of Exhibit L hereto, dated the date hereof, among SuperMedia, SuperMedia Sales Inc., SuperMedia Services Inc., Newdex, Dex One and the Service Company.

“Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or the Subsidiaries shall be a Swap Agreement.

“Syndication Agent” means JPMorgan Chase Bank, N.A., in its capacity as syndication agent.

“Tax Payments” means payments for (i) the net amounts payable by the Borrower pursuant to the Tax Sharing Agreements for the current tax period and (ii) to the extent not duplicative with (i), taxes which are not determined by reference to income, but which are imposed on a direct or indirect owner of the Borrower as a result of such owner’s ownership of the equity of the Borrower.

“Tax Sharing Agreements” means, collectively, the Dex Tax Sharing Agreement and the SuperMedia Tax Sharing Agreement (each, individually, a “Tax Sharing Agreement”).

“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, charges, fees, assessments or withholdings (including backup withholding) imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Title Company” has the meaning assigned to such term in clause (g) of the definition of “Collateral and Guarantee Requirement”.

“Total Indebtedness” means, as of any date, an amount equal to (a) the aggregate principal amount of Indebtedness of the Borrower and the Subsidiaries outstanding as of such date, other than the Subordinated Guarantee, determined on a consolidated basis in accordance with GAAP minus, solely for purposes of Section 6.14, (b) the lesser of (i) the aggregate unencumbered cash and Permitted Investments (provided that any such cash and Permitted Investments to the extent subject to a Lien created under the Loan Documents or otherwise subject to a Permitted Encumbrance shall be deemed to be unencumbered for purposes of this definition) maintained by the Borrower and the Subsidiaries as of such date and (ii) $25,000,000; provided, that the amount of such Indebtedness shall be (A) without regard to the effects of purchase method of accounting requiring that the amount of such Indebtedness be valued at its fair market value instead of its outstanding principal amount and (B) determined exclusive of (x) any reimbursement obligations and intercompany non-cash obligations constituting intercompany Indebtedness or Attributable Debt owing to the Service Company incurred pursuant to the Shared Services Transactions and (y) any letters of credit to the extent cash collateralized in reliance on Section 6.02(a)(vi).

“Transactions” means (a) the execution, delivery and performance by each Loan Party of the Loan Documents to which it is to be a party, (b) [the effectiveness and consummation of the Reorganization Plan pursuant to the Confirmation Order (including, without limitation, the consummation of the Mergers) and]19 and (c) the payment of fees and expenses in connection with [clause (b) hereof and]20 the Amendments and the Loan Documents.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBO Rate or the Alternate Base Rate.

“Ultimate Parent” means (i) prior to the Mergers, Dex One, and (ii) after the Mergers, Newdex.

“Ultimate Parent Annual Cash Interest Amount” means, for any fiscal year (or full fiscal year equivalent), an amount equal to 37% of $36,000,000.

“Ultimate Parent Asset Disposition” means any sale, transfer or other disposition (including pursuant to a public offering or spin-off transaction) by the Ultimate Parent or any Subsidiary thereof of all or a portion of the Equity Interests of the Borrower, Dex West, Dex East, SuperMedia, Dex Digital, RHDC or any Newco (or substantially all of the assets constituting a business unit, division or line of business thereof).

“Ultimate Parent PIK Election” means the election by the Ultimate Parent to make paid-in-kind interest payments on the Restructuring Notes as permitted by the Restructuring Notes Indenture.

“U.S. Person” means “United States person” within the meaning of Section 7701(a)(30) of the Code.

“U.S. Tax Compliance Certificate” has the meaning assigned to such term in Section 2.12(e)(ii)(B)(3).

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Title IV of ERISA.

[19]	To be included if applicable
[20]	To be included if applicable

Section 1.02    Classification of Loans and Borrowings.    For purposes of this Agreement, Loans may be classified and referred to by Type (e.g., a “Eurodollar Loan”). Borrowings also may be classified and referred to by Type (e.g., a “Eurodollar Borrowing”).

Section 1.03    Terms Generally.    The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

Section 1.04    Accounting Terms; GAAP.    Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Any reference made in this Agreement or any other Loan Document to any consolidated financial statement or statements of the Ultimate Parent, the Borrower and the Subsidiaries means such financial statement or statements prepared on a combined basis for the Ultimate Parent, the Borrower and the Subsidiaries pursuant to GAAP, not utilizing the equity method. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Statement of Financial Accounting Standards 159 (or any other Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Borrower or any of their respective Subsidiaries at “fair value”, as defined therein.

ARTICLE II

THE CREDITS

Section 2.01    Loans.    (a) Subject to the terms and conditions set forth herein, each Existing Loan shall continue to be outstanding and, on and as of the Closing Date, constitute term loans hereunder (the “Loans”).

(b) Amounts repaid in respect of Loans may not be reborrowed.

Section 2.02    Borrowings.    (a) Subject to Section 2.09, each Borrowing shall be comprised entirely of ABR Loans or Eurodollar Loans as the Borrower may request in accordance herewith.

(b) At the commencement of each Interest Period for any Eurodollar Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000. Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be more than a total of 15 Eurodollar Borrowings outstanding.

(c) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

Section 2.03    Interest Elections.    (a) The Borrower may elect to convert each Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurodollar Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.

(b) To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election by telephone (i) in the case of an election to continue or convert to a Eurodollar Borrowing, by not later than 12:00 p.m., New York City time, three Business Days before the date of the proposed continuation or conversion or (ii) in the case of an election to convert to an ABR Borrowing, by not later than 12:00 p.m., New York City time, one Business Day before the date of the proposed conversion. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Interest Election Request in a form approved by the Administrative Agent and signed by the Borrower.

(c) Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing; and

(iv) if the resulting Borrowing is a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a Eurodollar Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e) If the Borrower fails to deliver a timely Interest Election Request with respect to a Eurodollar Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred after the Closing Date and is continuing then, so long as an Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

Section 2.04    Repayment of Loans; Evidence of Debt.    (a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Loan of such Lender as provided in Section 2.05.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(d) The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

(e) Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form reasonably satisfactory to the Administrative Agent. Such promissory note shall state that it is subject to the provisions of this Agreement. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

Section 2.05    Amortization of Loans.    (a) Subject to adjustment pursuant to paragraph (c) of this Section 2.05 and except for Advance Amortization Payments, the Borrower shall repay the Borrowings on each date set forth below in the amount set forth opposite such date; provided, that, to the extent the Borrower makes a Discounted Voluntary Prepayment, the repayments due to any Lender participating in such Discounted Voluntary Prepayment shall be reduced ratably by the principal amount of Loans so prepaid (it being understood and agreed that such Discounted Voluntary Prepayment shall not in any manner affect the scheduled repayments due to the Lenders not participating in such Discounted Voluntary Prepayment):

Date	Principal Amount to be Repaid
March 31, 2013	$10,000,000
June 30, 2013[21]	$10,000,000
September 30, 2013	$10,000,000
December 31, 2013	$10,000,000
March 31, 2014	$10,000,000
June 30, 2014	$10,000,000
September 30, 2014	$10,000,000
December 31, 2014	$10,000,000
March 31, 2015	$7,500,000
June 30, 2015	$7,500,000
September 30, 2015	$7,500,000
December 31, 2015	$7,500,000
March 31, 2016	$6,250,000
June 30, 2016	$6,250,000
September 30, 2016	$6,250,000
Maturity Date	Remaining Outstanding Amounts

(b) To the extent not previously paid all Loans shall be due and payable on the Maturity Date.

(c) Any mandatory prepayment of a Borrowing or optional prepayment that is not a Discounted Voluntary Prepayment shall be applied to reduce the subsequent scheduled repayments of the Borrowings to be made pursuant to this Section ratably.

(d) Prior to any repayment of any Borrowings hereunder, the Borrower shall select the Borrowing or Borrowings to be repaid and shall notify the Administrative Agent by telephone (confirmed by telecopy) of such selection not later than 11:00 a.m., New York City time, three Business Days before the scheduled date of such repayment. Each repayment of a Borrowing shall be applied ratably to the Loans included in the repaid Borrowing. Repayments of Borrowings shall be accompanied by accrued interest on the amount repaid.

Section 2.06    Prepayment of Loans.    (a) The Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, without premium or penalty (but subject to Section 2.11), in an aggregate principal amount that (except as otherwise provided in Section 2.15) is an integral multiple of $1,000,000 and not less than $1,000,000 or, if less, the amount outstanding, subject to the requirements of this Section. The Borrower shall have the right to elect by notice to the Administrative Agent that an optional prepayment that is not a Discounted Voluntary Prepayment and that is not subject to the notice contemplated in Section 2.06(d)(iii) is to be applied to a specific scheduled repayment to be made pursuant to Section 2.05 (any such payment, an “Advance Amortization Payment”); provided that (i) each such Advance Amortization Payment shall (x) be made in an amount equal to such scheduled repayment and (y) be applied to the next such scheduled repayment that has not been prepaid by an Advance Amortization Payment and (ii) for the avoidance

[21]

The scheduled repayments immediately following the Closing Date will be reduced (in direct order) by an amount equal to the difference between the scheduled repayment due on March 31, 2013 (so long as such payment has been made) under the Existing Credit Agreement and the scheduled repayment due on March 31, 2013 described above.

of doubt, no Advance Amortization Payment shall be deemed to constitute a prepayment for the purposes of Section 2.06(d).

(b) In the event and on each occasion that any Net Proceeds are received by or on behalf of any Loan Party in respect of any Prepayment Event, the Borrower shall, not later than the Business Day next after the date on which such Net Proceeds are received, prepay Borrowings in an aggregate amount equal to the Required Percentage of such Net Proceeds or, in the case of an Equity Issuance by the Ultimate Parent, the Required Percentage of the Allocable Net Proceeds of such Prepayment Event; provided that, solely in the case of any Asset Disposition, if the Borrower shall deliver to the Administrative Agent a certificate of a Financial Officer of the Borrower to the effect that the Borrower or a Subsidiary intends to apply the Net Proceeds from such Asset Disposition (or a portion thereof specified in such certificate), within 365 days after receipt of such Net Proceeds, to acquire real property, equipment or other assets to be used in the business of the Borrower or such Subsidiaries or to fund a Permitted Acquisition in accordance with the terms of Section 6.04, in each case as specified in such certificate (any such event, a “Reinvestment”), and certifying that no Default has occurred and is continuing, then no prepayment shall be required pursuant to this paragraph in respect of the Net Proceeds in respect of such Asset Disposition (or the portion of such Net Proceeds specified in such certificate, if applicable) except to the extent of any such Net Proceeds therefrom (i) that the Borrower or the applicable Subsidiary shall have determined not to, or shall have otherwise ceased to, or is not able to, by operation of contract or law or otherwise, apply toward such Reinvestment or (ii) that have not been so applied, or contractually committed to be so applied, by the end of such 365-day period, in each case at which time a prepayment shall be required in an amount equal to such Net Proceeds that have not been, or have been determined not to be, so applied (it being understood that if any portion of such proceeds are not so used within such 365-day period but within such 365-day period are contractually committed to be used, then upon the earlier to occur of (A) the termination of such contract and (B) the expiration of a 180-day period following such 365-day period, such remaining portion shall constitute Net Proceeds as of the date of such termination or expiry without giving effect to this proviso); provided, further, that the Net Proceeds applied toward Reinvestments or contractually committed to be so applied pursuant to the foregoing proviso shall not exceed $10,000,000 in the aggregate during any fiscal year.

(c) In the event and on each occasion that any Net Proceeds are received by or on behalf of the Ultimate Parent or any of its subsidiaries in respect of any Ultimate Parent Asset Disposition, the Borrower shall, not later than the Business Day next after the date on which such Net Proceeds are received, prepay Borrowings in an aggregate amount equal to the Required Percentage of the Net Proceeds of such Ultimate Parent Asset Disposition.

(d) Following the end of each fiscal quarter of the Borrower, commencing with the first fiscal quarter ending after the Closing Date, the Borrower will prepay Borrowings in an aggregate amount equal to (i) (A) the Excess Cash Flow as of the end of such fiscal quarter multiplied by the applicable ECF Sweep Percentage in effect at such time, minus (B) all prepayments made during the applicable ECF Period pursuant to this Section 2.06(d)(i) as of the end of such fiscal quarter (including any prepayments that are applied to payments due under this Section 2.06(d)(i) pursuant to an Election Notice delivered pursuant to Section 2.06(e)), less (ii) any voluntary prepayments of Loans made pursuant to Section 2.06(a) during such fiscal quarter (other than any Advance Amortization Payments and any prepayments that are applied to payments due under this Section 2.06(d)(i) pursuant to an Election Notice delivered pursuant to Section 2.06(e) and except as provided in Section 2.15(f)), provided that any prepayment applied pursuant to clause (iii) of this Section 2.06(d) to reduce a prepayment made pursuant to this Section 2.06(d) shall not be applied in the subsequent quarter pursuant to this clause (ii) to reduce a prepayment made pursuant to this Section 2.06(d), less (iii) any voluntary prepayments of the Loans (other than an Advance Amortization Payment, any prepayments that are applied to payments due under this Section 2.06(d)(i) pursuant to an Election Notice delivered pursuant to Section 2.06(e), and except as provided in Section 2.15(f)) made since the end of such fiscal quarter to the extent the Borrower has, on or prior to the date any mandatory prepayment is due under this paragraph (d) with respect to such fiscal quarter, specified in an Election Notice delivered to the Administrative Agent that such voluntary prepayments shall be applied to reduce the amount of such mandatory prepayment. Each prepayment pursuant to this paragraph shall be made on or before the date on which financial statements are delivered pursuant to Section 5.01 with respect to the fiscal quarter at the end of which Excess Cash Flow is being calculated (and in any event within (x) 55 days after the end of such fiscal quarter or (y) if such fiscal quarter is the last fiscal quarter in a fiscal year of the Borrower, 100 days after the end of such fiscal quarter), provided that if the Closing Date occurs after the date on which such prepayment would otherwise have been due hereunder for the period ended March 31, 2013, then the mandatory quarterly prepayment pursuant to this paragraph for such period shall be due and payable on the Closing Date.

(e) Subject to the immediately following sentence, the Borrower shall on one or more occasions use the Borrower’s Discounted Prepayment Portion of Excess Cash Flow, as determined following the end of a fiscal quarter, to effect Discounted Voluntary Prepayments within 180 days after the date on which financial statements are delivered pursuant to Section 5.01 with respect to such quarter, with such Discounted Voluntary Prepayments to be designated as having been made to satisfy the Borrower’s obligations under this Section 2.06(e) pursuant to an Election Notice delivered to the Administrative Agent. If the Borrower does not make such Discounted Voluntary Prepayments within such 180-day period equal to the Borrower’s Discounted Prepayment Portion of Excess Cash Flow for the applicable fiscal quarter (as designated in the applicable Election Notice), the Borrower shall (i) make an optional prepayment pursuant to Section 2.06(a) at the end of the fiscal quarter during which such 180-day period (as designated in an Election Notice to such effect) expires, with such prepayment to be applied to scheduled prepayments under Section 2.05, as directed by the Borrower, or (ii) make a prepayment as described in Section 2.06(d)(iii) (and as designated in an Election Notice to such effect). The Borrower may retain the Borrower’s Discretionary Portion of Excess Cash Flow and may utilize such Borrower’s Discretionary Portion of Excess Cash Flow for purposes otherwise permitted hereunder, including, but not limited to, at the Borrower’s option and in the Borrower’s sole discretion, (i) to effect Discounted Voluntary Prepayments or (ii) for optional prepayments pursuant to Section 2.06(a).

(f) Prior to any optional or, subject to Sections 2.06(b), (c) and (d), mandatory prepayment of Borrowings hereunder, the Borrower shall select the Borrowing or Borrowings to be prepaid and shall specify such selection in the notice of such prepayment pursuant to paragraph (g) of this Section.

(g) The Borrower shall notify the Administrative Agent by telephone (confirmed by telecopy) of any prepayment hereunder (i) in the case of prepayment of a Eurodollar Borrowing, not later than 2:00 p.m., New York City time, three Business Days before the date of prepayment or (ii) in the case of prepayment of an ABR Borrowing, not later than 11:00 a.m., New York City time, on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date, the principal amount of each Borrowing or portion thereof to be prepaid and, in the case of a mandatory prepayment, a reasonably detailed calculation of the amount of such prepayment. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02, except as necessary to apply fully the required amount of a mandatory prepayment or to prepay such Borrowing in full. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest and other amounts to the extent required by Sections 2.08 and 2.11.

Section 2.07    Fees.    (a) The Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrower and the Administrative Agent.

(b) All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent. Fees paid shall not be refundable under any circumstances.

Section 2.08    Interest.    (a) The Loans comprising each ABR Borrowing shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b) The Loans comprising each Eurodollar Borrowing shall bear interest at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(c) Notwithstanding the foregoing, if any principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section or (ii) in the case of any other amount, 2% plus the rate applicable to ABR Loans as provided in paragraph (a) of this Section.

(d) Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan; provided that (i) interest accrued pursuant to paragraph (c) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurodollar Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(e) All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate or Adjusted LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

Section 2.09    Alternate Rate of Interest.    If prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(a) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate for such Interest Period; or

(b) the Administrative Agent is advised by the Required Lenders that the Adjusted LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective; provided, however, that, in the case of a notice received pursuant to clause (b) above, if the Administrative Agent is able prior to the commencement of such Interest Period to ascertain, after using reasonable efforts to poll the Lenders giving such notice, that a rate other than the Alternate Base Rate would adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period, the Administrative Agent shall notify the Borrower of such alternate rate and the Borrower may agree by written notice to the Agent prior to the commencement of such Interest Period to increase the Applicable Rate for the Loans included in such Borrowing for such Interest Period to result in an interest rate equal to such alternate rate, in which case such increased Applicable Rate shall apply to all the Eurodollar Loans included in the relevant Borrowing.

Section 2.10    Increased Costs; Illegality.    (a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate);

(ii) subject the Administrative Agent or any Lender to any Taxes (other than Indemnified Taxes, Excluded Taxes and Other Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii) impose on any Lender or the London interbank market any other condition affecting this Agreement or Eurodollar Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurodollar Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise), then the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) If any Lender determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loans made by such Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy and liquidity), then from time to time after submission by such Lender to the Borrower of a written request therefor, the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c) A certificate of a Lender setting forth in reasonable detail the matters giving rise to a claim under this Section 2.10 and the calculation of such claim by such Lender or its holding company, as the case may be, shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation; provided, that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor; provided, further, that if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

(e) Notwithstanding any other provision herein, if any Change in Law shall make it unlawful for any Lender to maintain Eurodollar Loans as contemplated by this Agreement, (i) the commitment of such Lender hereunder to continue Eurodollar Loans as such and convert ABR Loans to Eurodollar Loans shall forthwith be canceled and (ii) such Lender’s Loans then outstanding as Eurodollar Loans, if any, shall be converted automatically to ABR Loans on the respective last days of the then current Interest Periods with respect to such Loans or within such earlier period as required by applicable law. If any such conversion of a Eurodollar Loan occurs on a day which is not the last day of the then current Interest Period with respect thereto, the Borrower shall pay to such Lender such amounts, if any, as may be required pursuant to Section 2.11.

(f) For the avoidance of doubt, notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof, and (ii) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a Change in Law regardless of the date enacted, adopted, issued or implemented.

Section 2.11    Break Funding Payments.    In the event of (a) the payment of any principal of any Eurodollar Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to convert, continue or prepay any Eurodollar Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.06(g) and is revoked in accordance therewith) or (d) the assignment of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.14 or 9.02(c), then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. Such loss, cost or expense to any Lender shall consist of an amount determined by such Lender to be the excess, if any, of (i) the amount of interest that would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate that would have been applicable to such Loan (without giving effect to clause (b) of the definition of LIBO Rate), for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate that such Lender would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the Eurodollar market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

Section 2.12    Taxes.    (a) Any and all payments by or on account of any obligation of any Loan Party hereunder or under any other Loan Document shall be made free and clear of, and without deduction for, any Taxes; provided that if the applicable withholding agent shall be required to deduct any Taxes from such payments, then (i) if such Taxes are Indemnified Taxes or Other Taxes, the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Administrative Agent or Lender (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the applicable withholding agent shall make such deductions and (iii) the applicable withholding agent shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b) In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law, or, at the option of the Administrative Agent timely reimburse it for the payment thereof.

(c) The Loan Parties shall jointly and severally indemnify the Administrative Agent and each Lender within 10 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes paid by the Administrative Agent or such Lender, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower hereunder or under any other Loan Document or required to be withheld or deducted from a payment to such Administrative Agent or Lender (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto. A certificate as to the amount of such payment or liability and a written statement setting forth in reasonable detail the basis and calculation of such amounts prepared in good faith and delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d) As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.12, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) (i) Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law, such properly completed and executed documentation prescribed by applicable law or reasonably requested by the Borrower as will permit such payments to be made without withholding or at a reduced rate, provided that (i) such Foreign Lender has received written notice from the Borrower advising it of the availability of such exemption or reduction and supplying all applicable documentation and (ii) such Foreign Lender is legally entitled to complete, execute, and deliver such documentation.

(ii) Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person,

(A) any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. Federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2) executed originals of IRS Form W-8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit M-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN; or

(4) to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, a U.S. Tax Compliance Certificate substantially in the form of Exhibit M-2 or Exhibit M-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit M-4 on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(f) If the Administrative Agent or a Lender determines, in its sole judgment exercised in good faith, that it has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 2.12, it shall pay over such refund to the Borrower within a reasonable period of time (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 2.12 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Borrower, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. This Section shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person.

(g) Each Lender shall indemnify the Administrative Agent within ten days after written demand therefor, for the full amount of (i) any Taxes attributable to such Lender and (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.6(c) relating to the maintenance of a Participant Register, in either case, that are payable or paid by the Administrative Agent, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability prepared in good faith and delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (g).

(h) The agreements in this Section 2.12 shall survive the termination of this agreement and the payment of the Loans and all other amounts payable hereunder.

Section 2.13    Payments Generally; Pro Rata Treatment; Sharing of Setoffs.    (a) The Borrower shall make each payment required to be made by it hereunder or under any other Loan Document (whether of principal, interest or fees, or of amounts payable under Section 2.10, 2.11 or 2.12, or otherwise) prior to the time expressly required hereunder or under such other Loan Document for such payment (or, if no such time is expressly required, prior to 2:00 p.m., New York City time), on the date when due, in immediately available funds, without setoff or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at its offices at 60 Wall Street, New York, New York, except that payments pursuant to Sections 2.10, 2.11, 2.12 and 9.03 shall be made directly to the Persons entitled thereto and payments pursuant to other Loan Documents shall be made to the Persons specified therein. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment under any Loan Document shall be due on a day that is not a Business Day (except as otherwise provided in the definition of “Interest Period”), the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments under each Loan Document shall be made in dollars.

(b) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

(c) If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the relative aggregate amounts of principal of and accrued interest on their Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(d) Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.13(d) or 9.03(c), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid.

Section 2.14    Mitigation Obligations; Replacement of Lenders.    (a) If any Lender requests compensation under Section 2.10, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.12, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.10 or 2.12, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender, provided that nothing in this Section shall affect or postpone any of the obligations of the Borrower or the rights of any Lender pursuant to Section 2.10 or 2.12. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If any Lender requests compensation under Section 2.10, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.12, or if any Lender is not able to maintain Eurodollar Loans for reasons described in Section 2.10(e), or if any Lender becomes a Defaulting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04, provided that the Borrower or assignee must pay any applicable processing or recordation fee), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided, further, that (i) the Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld and (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and such Lender shall be released from all obligations hereunder. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

Section 2.15    Voluntary Prepayments Below Par.    (a) The Borrower may elect to notify the Administrative Agent and the Lenders that it wishes to make below par voluntary prepayments of the Loans (each such payment a “Discounted Voluntary Prepayment”) pursuant to the procedures set forth in this Section 2.15; provided that (i) the Borrower shall specify in an Election Notice to the Administrative Agent whether such Discounted Voluntary Prepayment will be a utilization of the Borrower’s Discounted Prepayment Portion of Excess Cash Flow or the Borrower’s Discretionary Portion of Excess Cash Flow and Discounted Voluntary Prepayments shall only be permitted to be made in amounts not exceeding the Borrower’s Discounted Prepayment Portion of Excess Flow or the Borrower’s Discretionary Portion of Excess Cash Flow (as applicable) at the time such Discounted Voluntary Prepayment is made and (ii) no Discounted Voluntary Prepayment shall be made after December 31, 2016. At the time of any Discounted Voluntary Prepayment, the Borrower shall certify, with reasonable supporting detail (as reasonably determined by the Administrative Agent), (i) compliance with the requirements of this Section 2.15, which certification shall include a schedule setting forth the computation (of any utilization by the Borrower) of Borrower’s Discounted Prepayment Portion of Excess Cash Flow or Borrower’s Discretionary Portion of Excess Cash Flow (as applicable), (ii) that no Event of Default pursuant to Section 6.14 could reasonably be expected to occur during the immediately succeeding four calendar quarters if such Discounted Voluntary Prepayment is not made, (iii) that such Discounted Voluntary Prepayment shall have been approved by the Borrower’s Board of Directors and (iv) that immediately prior to and after giving effect to any Discounted Voluntary Prepayment, (x) no Default or Event of Default shall have occurred and be continuing, (y) the aggregate unencumbered cash and Permitted Investments (provided that any such cash and Permitted Investments to the extent subject to a Lien created under the Loan Documents, the Dex West Loan Documents or the Dex East Loan Documents shall be deemed to be unencumbered for purposes of this clause (y)) maintained by the Borrower, Dex West, Dex East and their Subsidiaries on a consolidated basis shall be at least $40,000,000 and (z) the aggregate unencumbered cash and Permitted Investments (provided that any such cash and Permitted Investments to the extent subject to a Lien created under the Loan Documents shall be deemed to be unencumbered for purposes of this clause (z)) maintained by the Borrower and its Subsidiaries shall be at least $10,000,000.

(b) In connection with any Discounted Voluntary Prepayment, the Borrower shall notify the Lenders (the “Discounted Voluntary Prepayment Notice”) that the Borrower desires to prepay Loans with cash proceeds in an aggregate amount (each, a “Discounted Voluntary Prepayment Amount”) specified by the Borrower (which amount shall be not less than $5,000,000) at a price within a range (the “Range”) to be specified by the Borrower equal to a percentage of par (not to exceed 100%) (the “Payment Percentage”) of the principal amount of the Loans to be prepaid; provided that only one Discounted Voluntary Prepayment Notice may be in effect at any time. The Discounted Voluntary Prepayment Notice shall further specify the date by which Lenders are required to indicate their election to participate in such proposed Discounted Voluntary Prepayment, which shall be at least five Business Days following the date of the Discounted Voluntary Prepayment Notice (the “Acceptance Date”). No proposed Discounted Voluntary Prepayment shall be made if the amount of cash expended to make Discounted Voluntary Prepayments would exceed an amount equal to the Borrower’s Portion of Excess Cash Flow at such time.

(c) On or prior to the Acceptance Date, each Lender may specify by written notice to the Administrative Agent a minimum Payment Percentage (the “Acceptable Payment Percentage”) within the Range for a maximum principal amount (subject to rounding requirements specified by the Administrative Agent) of Loans at which such Lender is willing to permit such Discounted Voluntary Prepayment. Based on the Acceptable Payment Percentages and principal amounts of Loans specified by Lenders, the applicable Payment Percentage (the “Applicable Payment Percentage”) for the Discounted Voluntary Prepayment shall be the lowest Acceptable Payment Percentage at which the Borrower can complete the Discounted Voluntary Prepayment for the applicable Discounted Voluntary Prepayment Amount that is within the applicable Range; provided that if the offers received from Lenders are insufficient to allow the Borrower to complete the Discounted Voluntary Prepayment for the applicable Discounted Voluntary Prepayment Amount, then the Applicable Payment Percentage shall instead be the highest Acceptable Payment Percentage that is within the applicable Range. The Borrower shall prepay Loans (or the respective portions thereof) offered by Lenders at the Acceptable Payment Percentages specified by each such Lender that are equal to or less than the Applicable Payment Percentage (“Qualifying Loans”) by remitting an amount to the Administrative Agent (for distribution to each respective Lender to be prepaid) equal to the product of the face amount, or par, of the Loan being prepaid multiplied by the Applicable Payment Percentage; provided that if the aggregate cash proceeds required to prepay Qualifying Loans (disregarding any interest payable under Section 2.15(d)) would exceed the applicable Discounted Voluntary Prepayment Amount for such Discounted Voluntary Prepayment, the Borrower shall prepay such Qualifying Loans at the Applicable Payment Percentage ratably based on the respective principal amounts of such Qualifying Loans (subject to rounding requirements specified by the Administrative Agent).

(d) All Loans prepaid by the Borrower pursuant to this Section 2.15 shall be accompanied by payment of accrued and unpaid interest on the par principal amount so prepaid to, but not including, the date of prepayment.

(e) Each Discounted Voluntary Prepayment shall be consummated pursuant to procedures (including as to rounding and minimum amounts, Type and Interest Periods of accepted Loans, irrevocability of Discounted Voluntary Prepayment Notice and other notices by the Borrower and Lenders and determination of Applicable Payment Percentage) reasonably established by the Administrative Agent in consultation with the Borrower and not inconsistent with the terms hereof.

(f) Each Discounted Voluntary Prepayment shall constitute an optional prepayment of Loans for all purposes under this Agreement, but excluding for purposes of Section 2.06(d).

(g) Notwithstanding anything to the contrary in this Agreement (including, without limitation, Sections 2.06 and 2.13), the Lenders hereby consent to the transactions described in this Section 2.15 and further acknowledge that in connection with any Discounted Voluntary Prepayment, principal and interest payments may be made on a non-pro rata basis, as determined by the Administrative Agent, to the applicable Lenders.

(h) This Section 2.15 shall not require the Borrower to undertake or any Lender to participate in any Discounted Voluntary Prepayment.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

The Borrower and, solely for purposes of Sections 3.01, 3.02, 3.03, 3.08, 3.09, 3.12, 3.13 and 3.19, the Ultimate Parent (with respect to itself and the Service Company) represents and warrants to the Lenders that:

Section 3.01    Organization; Powers.    Each of the Ultimate Parent, the Service Company, the Borrower and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

Section 3.02    Authorization; Enforceability.    The Transactions entered into and to be entered into by each of the Ultimate Parent, the Service Company and the RHDI Loan Parties are within such Person’s corporate or limited liability company powers and have been duly authorized by all necessary corporate or limited liability company and, if required, stockholder or member action. This Agreement has been duly executed and delivered by each of the Ultimate Parent and the RHDI Loan Parties and constitutes, and each other Loan Document to which any of the Ultimate Parent, the Service Company and the RHDI Loan Parties is to be a party, when executed and delivered by such Person, will constitute, a legal, valid and binding obligation of such Person, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

Section 3.03    Governmental Approvals; No Conflicts.    The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except as have been obtained or made and are in full force and effect and except filings necessary to perfect Liens created under the Loan Documents, (b) will not violate any applicable law or regulation or the charter, limited liability company agreement, by-laws or other organizational documents of the Ultimate Parent, the Service Company, the Borrower or any of its Subsidiaries or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Ultimate Parent, the Service Company, the Borrower or any of its Subsidiaries or any of their assets, or give rise to a right thereunder to require any payment to be made by the Ultimate Parent, the Service Company, the Borrower or any of its Subsidiaries, and (d) will not result in the creation or imposition of any Lien on any asset of the Ultimate Parent, the Service Company, the Borrower or any of its Subsidiaries, except Liens permitted under Section 6.02.

Section 3.04    Financial Condition.    The unaudited consolidated balance sheet of the Borrower as of [            ], 201[    ] and the related unaudited consolidated statements of operations and of cash flows for the [        ]-month period ended on such date present fairly, in all material respects, the financial position and results of operations and cash flows of the Borrower as of such date and for such period in accordance with GAAP, subject to normal year-end audit adjustments.

Section 3.05    Properties.    (a) The Borrower and each of its Subsidiaries has good title to, or valid leasehold interests in, all its real and personal property material to its business (including its Mortgaged Properties), except for minor defects in title that do not, or could not reasonably be expected to, interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes.

(b) The Borrower and each of its Subsidiaries owns, or is licensed to use, all trademarks, trade names, copyrights, patents and other intellectual property material to its business, and the use thereof by the Borrower and its Subsidiaries does not infringe upon the rights of any other Person, except, in each case, for any matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect [(other than the Disclosed Matters)]22.

(c) Schedule 3.05 sets forth the address of each real property that is owned or leased by the Borrower or any of its Subsidiaries as of the Closing Date.

Section 3.06    Litigation and Environmental Matters.    (a) There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower, any of its Subsidiaries or any of their respective executive officers or directors (i) which could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect [(other than the Disclosed Matters)]23 or (ii) that involve any of the Loan Documents or the Transactions.

(b) Except for [either the Disclosed Matters or]24 any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, none of the Borrower or any of its Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any facts or circumstances which are reasonably likely to form the basis for any Environmental Liability.

Section 3.07    Compliance with Laws and Agreements.    The Borrower and each of its Subsidiaries is in compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No Default has occurred and is continuing.

Section 3.08    Investment Company Status.    None of the Ultimate Parent, the Service Company, the Borrower or any of its Subsidiaries is required to be registered as an “investment company” as defined in the Investment Company Act of 1940.

Section 3.09    Taxes.    Each of the Ultimate Parent, the Service Company, the Borrower and its Subsidiaries has timely filed or caused to be filed all material Tax returns and reports required to have been filed and has paid or caused to be paid all material Taxes required to have been paid by it, except any Taxes that are being contested in good faith by appropriate proceedings and for which the Ultimate Parent, the Service Company, the Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves in accordance with GAAP. Except as set forth in Schedule 3.09, no material tax Liens have been filed.

[22]	To be included if applicable
[23]	To be included if applicable
[24]	To be included if applicable

Section 3.10    ERISA.    During the five year period prior to the date on which this representation is made or deemed to be made with respect to any Plan or Multiemployer Plan, no ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability has occurred during such five year period or for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Accounting Standards Codification No. 715: Compensation Retirement Benefits) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Plan by an amount that would reasonably be expected to have a Material Adverse Effect, and the present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Accounting Standards Codification No. 715: Compensation Retirement Benefits) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of all such underfunded Plans by an amount that would reasonably be expected to have a Material Adverse Effect.

Section 3.11    Margin Regulations.    Neither the Borrower nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock.

Section 3.12    Disclosure.    None of the written reports, financial statements, certificates or other written information (including, without limitation, the Registration Statement on Form S-4 [and the Disclosure Statement (as supplemented in writing through the Closing Date))]25 taken as a whole, furnished by or on behalf of the Ultimate Parent, the Service Company or any RHDI Loan Party to the Administrative Agent or any Lender in connection with the negotiation of this Agreement or any other Loan Document or delivered hereunder or thereunder (as of the date thereof and as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made taken as a whole, not misleading; provided that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable (i) at the time such projected financial information was prepared and (ii) as of the date hereof. [The Bankruptcy Court entered an order on or about [            ], 2013 approving the adequacy of the Disclosure Statement.]26

Section 3.13    Subsidiaries.    Schedule 3.13 sets forth the name of, and the ownership interest of the Ultimate Parent, the Service Company and the Borrower in, each Subsidiary of the Ultimate Parent, the Service Company and the Borrower and identifies each such Subsidiary that is a Loan Party, in each case as of the Closing Date. As of the Closing Date, none of the Ultimate Parent, the Service Company and the Borrower has any Subsidiaries other than those set forth on Schedule 3.13.

Section 3.14    Insurance.    Schedule 3.14 sets forth a description of all insurance maintained by or on behalf of the Borrower and its Subsidiaries as of the Closing Date. As of the Closing Date, all premiums due and payable in respect of such insurance have been paid. The Borrower believes that the insurance maintained by or on behalf of the Borrower and its Subsidiaries is adequate.

Section 3.15    Labor Matters.    As of the Closing Date[, other than the Disclosed Matters]27, there are no strikes, lockouts or slowdowns against the Borrower or any Subsidiary pending or, to the knowledge of the Borrower, threatened. Except as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect: (a) the hours worked by and payments made to employees of the Borrower and the Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable Federal, state,

[25]	To be included if applicable
[26]	To be included if applicable
[27]	To be included if applicable

local or foreign law dealing with such matters; (b) all payments due from the Borrower or any Subsidiary, or for which any claim may be made against the Borrower or any Subsidiary, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of the Borrower or such Subsidiary; and (c) the consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which the Borrower or any Subsidiary is bound.

Section 3.16    Senior Debt.    For so long as the Restructuring Notes or Additional Notes are outstanding, the Obligations shall constitute “Senior Debt” under and as defined in the Restructuring Notes Indenture or, if applicable, under the indenture, note purchase agreement or other applicable agreement or instrument under which any such Additional Notes are issued.

Section 3.17    Security Documents.    (a) The Guarantee and Collateral Agreement is effective to create in favor of the Collateral Agent, for the benefit of the Secured Parties, a legal, valid and enforceable security interest in the Collateral described therein and proceeds thereof. In the case of the Pledged Stock and Pledged Notes (as defined in the Guarantee and Collateral Agreement) described in the Guarantee and Collateral Agreement, when stock certificates representing such Pledged Stock and Pledged Notes are delivered to the Collateral Agent, and in the case of the other Collateral described in the Guarantee and Collateral Agreement (other than the Intellectual Property, as defined in the Guarantee and Collateral Agreement), when financing statements and other filings are filed in the offices specified on Schedule 3.17 (as updated by the Borrower from time to time in accordance with Section 5.03), the Guarantee and Collateral Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the RHDI Loan Parties in such Collateral and the proceeds thereof, as security for the Obligations to the extent perfection can be obtained by filing Uniform Commercial Code financing statements, or in the case of Pledged Stock and Pledged Notes, by possession or control, in each case prior and superior in right to any other Person (except, in the case of Collateral other than Pledged Stock and Pledged Notes, Liens permitted by Section 6.02(a)).

(b) When the Guarantee and Collateral Agreement or a summary thereof is properly filed in the United States Patent and Trademark Office and the United States Copyright Office, and, with respect to Collateral in which a security interest cannot be perfected by such filings, upon the proper filing of the financing statements referred to in paragraph (a) above, the Guarantee and Collateral Agreement and such financing statements shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the grantors thereunder in the Intellectual Property (as defined in the Guarantee and Collateral Agreement), in each case prior and superior in right to any other Person (it being understood that subsequent recordings in the United States Patent and Trademark Office and the United States Copyright Office may be necessary to perfect a lien on registered trademarks and patents, trademark and patent applications and registered copyrights acquired by the grantors after the date hereof).

(c) The Mortgages, if any, entered into on or prior to the Closing Date (when amended by the mortgage amendment referred to in clause (g)(1) of the Collateral and Guarantee Requirement (the “Mortgage Amendments”)), or after the Closing Date pursuant to Section 5.12, are or when entered shall be effective to create in favor of the Collateral Agent, for the ratable benefit of the Secured Parties, a legal, valid and enforceable Lien on all of the RHDI Loan Parties’ right, title and interest in and to the Mortgaged Property thereunder and the proceeds thereof, and when such Mortgages are filed in the proper real estate filing offices, such Mortgages shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the RHDI Loan Parties in such Mortgaged Property and the proceeds thereof, in each case prior and superior in right to any other Person, other than with respect to the rights of Person pursuant to Liens expressly permitted by Section 6.02(a).

Section 3.18    Liens.    There are no Liens of any nature whatsoever on any properties of the Borrower or any of its Subsidiaries other than Permitted Encumbrances and Liens permitted by Section 6.02.

Section 3.19    [Bankruptcy Court Orders.    The Confirmation Order has been entered by the Bankruptcy Court, and such order has not been stayed, reversed, modified or vacated on appeal.]28

ARTICLE IV

CONDITIONS

Section 4.01    Effectiveness of Agreement.    The effectiveness of this Agreement is subject to the satisfaction or waiver of the following conditions precedent (and the delivery of the notice contemplated in the last sentence of this Section 4.01), provided that nothing herein shall limit the consent rights set forth in the Dex Support Agreement:

(a) Loan Documents. The Administrative Agent shall have received (i) this Agreement, executed and delivered by the Ultimate Parent, the Borrower, the Administrative Agent and[, to the extent requested by the Administrative Agent,]29 the Lenders, (ii) an executed Acknowledgment and Confirmation substantially in the form of Exhibit B hereto from each RHDI Loan Party, (iii) the Shared Guarantee and Collateral Agreement executed and delivered by each Shared Collateral Loan Party, (iv) the Subordinated Guarantee Agreement, executed and delivered by the Borrower, Dex West, Dex East and SuperMedia and (v) the Intercreditor Agreement, executed and delivered by the Ultimate Parent, DMI, Dex Media Service, Dex Digital, RHDC, the Borrower, Dex East, Dex West, the Agent, the Shared Collateral Agent, the administrative agent and collateral agent under the Dex West Credit Agreement, the administrative agent under the Dex East Credit Agreement and the administrative agent under the SuperMedia Credit Agreement.

(b) [Confirmation of the Reorganization Plan. The Reorganization Plan shall have been confirmed by the Bankruptcy Court pursuant to the Confirmation Order. The Confirmation Order shall not have been stayed, modified, or vacated on appeal. All conditions precedent to the effectiveness of the Reorganization Plan shall have been satisfied (or waived) or shall be concurrently with the effective date of the Reorganization Plan satisfied (or waived) in accordance with the terms of the Reorganization Plan.]30

(c) Amendments. The Administrative Agent shall have received satisfactory evidence of the completion of the Amendments (including, for the avoidance of doubt, evidence that (i) the Dex East Loan Documents and the Dex West Loan Documents have been entered into, and become effective, substantially simultaneously with this Agreement and (ii) the SuperMedia Loan Documents have been entered into, and become effective, prior to the consummation of the Mergers)[; provided, that it is acknowledged and agreed that the filing by the Ultimate Parent, on behalf of itself and its Subsidiaries, with the Bankruptcy Court of written notice of the occurrence of the “Effective Date” under (and as defined in) the Reorganization Plan shall satisfy this condition.]31

(d) Mergers. The Mergers shall have been consummated by the filing of the Certificates of Merger (as defined in the Merger Agreement) with the Secretary of State of the State of Delaware.

(e) Trademarks. The trademarks owned by the Borrower, Dex West, Dex East, SuperMedia, the Service Company and each other Shared Collateral Loan Party (other than the Ultimate Parent) (“Collateral Trademarks”) shall have been transferred (together with the associated goodwill) to and owned by a bankruptcy remote Subsidiary of each such Person, respectively, and in each case, (i) the organizational documents of such bankruptcy remote Subsidiaries (each, a “License Subsidiary”) shall provide for, and require that there at all times be, two special independent directors or members whose consent would be required for such License Subsidiary to file a petition for bankruptcy or for the transfer of any equity interests therein (other than the sale of

[28]	To be included if applicable
[29]	To be included if applicable
[30]	To be included if applicable
[31]	To be included if applicable

such equity interests in a transaction permitted under the Loan Documents) and shall otherwise be in form and substance reasonably satisfactory to the Administrative Agent and the Administrative Agent shall have received and shall be reasonably satisfied with (A) a certificate of an authorized officer of the Ultimate Parent including the certificate of incorporation or formation, as applicable, for the License Subsidiaries, certified by the relevant authority of the jurisdiction of organization of such License Subsidiary, (B) a complete copy of resolutions adopted by the Governing Board of such License Subsidiary authorizing the execution, delivery and performance in accordance with their respective terms of the agreements described in clause (ii) below and (C) a long form good standing certificate of such License Subsidiary, as applicable, from its jurisdiction of organization, (ii) the License Subsidiaries shall have entered into License Agreements and (iii) except as permitted by a License Agreement, anything incidental to the ownership of the Collateral Trademarks (including filing or registering any application for or registration of all current or future Collateral Trademarks and the prosecution, maintenance. renewal or enforcement of same) shall be done solely by the Licensee Subsidiaries (or their respective selected designees).

(f) Other Intellectual Property Arrangements. (i) Each of the Borrower, Dex East, Dex West, SuperMedia, the Service Company and each other Shared Collateral Loan Party shall have entered into Master IP License Agreements substantially in the form of Exhibit I hereto and (ii) each of the Borrower, Dex East, Dex West, SuperMedia, the Service Company and each other Shared Collateral Loan Party (other than the Ultimate Parent) shall have delivered to each other above-referenced party and its Subsidiaries (other than License Subsidiaries) as of the Closing Date current or contingent (e.g., through an escrow arrangement reasonably satisfactory to the Administrative Agent) possession of, or access to, all Escrow Materials in existence as of the Closing Date, to the extent the applicable owner or licensee of any Escrow Materials is not permitted by the Agent to make delivery of same to any of such other parties promptly after the Closing Date. Notwithstanding anything to the contrary contained in this Section 4.01(f), neither Borrower, Dex East, Dex West, SuperMedia, the Service Company nor any other Shared Collateral Loan Party shall be deemed to have failed to satisfy this Section 4.01(f) for any inadvertent failure to deliver or place into escrow any Escrow Materials because such party was unaware of the existence of any such item, provided that (x) delivery or escrow of any such item is made promptly after identification or discovery of such item (and that such item has not been delivered or escrowed) by such party and (y) none of such other parties are materially damaged or prejudiced, and do not lose any material rights, due to such failure.

(g) Existing Credit Agreement. The Borrower shall have timely paid current scheduled amortization and interest (at the non-default rate) on the Loans (as defined in the Existing Credit Agreement) in accordance with the Existing Credit Agreement [and, to the extent applicable, the Cash Collateral Order,]32 and shall have paid all other fees and expenses then due and payable with respect to the Existing Credit Agreement.

(h) Fees. The Lenders and the Administrative Agent shall have received all fees required to be paid, and all expenses for which reasonably detailed invoices have been presented, on or before the Closing Date.

(i) No Actions. There shall be no action, suit, investigation or proceeding pending or, to the knowledge of the Borrower, threatened in any court or before any arbitrator or Governmental Authority that could reasonably be expected to (x) have a material adverse effect on the business, assets, properties, liabilities (actual and contingent), operations or condition (financial or otherwise) of the Ultimate Parent and the other Loan Parties and their respective Subsidiaries, taken as a whole, (y) adversely affect the ability of the Ultimate Parent or any other Loan Party to perform its obligations under the Loan Documents or (z) adversely affect the rights and remedies of the Agent or the Lenders under the Loan Documents.

(j) Shared Services Agreement. The Administrative Agent shall have received the Shared Services Agreement, duly executed and delivered by the Ultimate Parent, the Service Company, the Borrower and each other party thereto, in substantially the form attached as Exhibit E hereto.

[32]	To be included if applicable

(k) Tax Sharing Agreements. The Administrative Agent shall have received the Tax Sharing Agreements, duly executed and delivered by the parties thereto.

(l) Financial Statements. The Lenders shall have received the unaudited interim consolidated financial statements described in Section 3.04.

(m) Closing Certificate. The Administrative Agent shall have received and shall be satisfied with (x) a certificate of an authorized officer of each Loan Party (other than any Newco Subordinated Guarantor), dated the Closing Date, with appropriate insertions and attachments including (i) the certificate of incorporation or formation, as applicable, of such Person, as applicable, certified by the relevant authority of the jurisdiction of organization of such Person, as applicable, (ii) a complete copy of resolutions adopted by the Governing Board of such Person authorizing the execution, delivery and performance in accordance with their respective terms of the Loan Documents to which such Person is a party and any other documents required or contemplated hereunder (in the case of the Ultimate Parent, a copy of the Confirmation Order in lieu of such resolutions; provided that a copy of the resolutions adopted by the new Governing Board of the Ultimate Parent ratifying the execution, delivery and performance in accordance with their respective terms of the Loan Documents to which the Ultimate Parent is a party shall be delivered to the Administrative Agent on the Closing Date) and (iii) a long form good standing certificate of such Person, as applicable, from its jurisdiction of organization and (y) a certificate signed by the president, a vice president or a Financial Officer of the Borrower and the Ultimate Parent confirming that the conditions in Sections 4.01(q) and 4.01(t) have been satisfied, as applicable.

(n) Legal Opinions. The Administrative Agent shall have received the following executed opinions, in each case in form and substance satisfactory to the Administrative Agent: (i) the legal opinion of Kirkland & Ellis LLP, counsel to the Ultimate Parent and its Subsidiaries, (ii) the legal opinion of Mark W. Hianik, the general counsel of the Ultimate Parent and its Subsidiaries, (iii) the legal opinion of Fulbright & Jaworski LLP, counsel to SuperMedia and its Subsidiaries, and (iv) the legal opinion of [Sherrard & Roe, PLC], local counsel to the Loan Parties in Tennessee.

(o) Pledged Stock; Stock Powers; Pledged Notes. To the extent not previously delivered, (i) the Agent shall have received (x) the certificates or other instruments representing all outstanding Equity Interests of each Subsidiary owned by or on behalf of any Loan Party pledged pursuant to the Guarantee and Collateral Agreement, together with stock powers or other instruments of transfer with respect thereto endorsed in blank and (y) each promissory note pledged and required to be delivered to the Agent pursuant to the Guarantee and Collateral Agreement, together with note powers or other instruments of transfer with respect thereto endorsed in blank, and (ii) the Shared Collateral Agent shall have received, subject to the Intercreditor Agreement, (x) the certificates or other instruments representing all outstanding Equity Interests of each Subsidiary owned by or on behalf of any Shared Collateral Loan Party pledged pursuant to the Shared Guarantee and Collateral Agreement, together with stock powers or other instruments of transfer with respect thereto endorsed in blank and (y) each promissory note pledged and required to be delivered to the Shared Collateral Agent pursuant to the Shared Guarantee and Collateral Agreement, together with note powers or other instruments of transfer with respect thereto endorsed in blank.

(p) Filings, Registrations and Recordings. All documents and instruments, including Uniform Commercial Code financing statements, required by law or reasonably requested by the Agent or the Shared Collateral Agent, as applicable, to be filed, registered or recorded to create the Liens intended to be created by the Collateral Agreements and perfect such Liens to the extent required by, and with the priority required by, the Collateral Agreements, shall have been executed and be in proper form for filing, subject only to exceptions satisfactory to the Agent or the Shared Collateral Agent, as applicable, and the Collateral and Guarantee Requirement shall have otherwise been satisfied.

(q) Representations and Warranties. The representations and warranties of each Loan Party set forth in the Loan Documents shall be true and correct in all material respects (except to the extent already qualified as to materiality in which case such representations and warranties shall be true in all respects) on and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects (except to the extent already qualified as to materiality in which case such representations and warranties shall be true in all respects) on and as of such earlier date).

(r) Mortgages. The Collateral and Guarantee Requirement shall have been satisfied with respect to the Mortgaged Properties listed on Schedule 1.01B.

(s) Control Agreements. To the extent not previously delivered, (i) the Agent shall have received control agreements executed by all parties thereto with respect to each “deposit account” (as defined in the Guarantee and Collateral Agreement) and “securities account” (as defined in the Guarantee and Collateral Agreement) with respect to which a control agreement is required to be delivered by any Loan Party to the Agent pursuant to the Guarantee and Collateral Agreement, in each case in form and substance reasonably satisfactory to the Agent and (ii) the Shared Collateral Agent shall have received control agreements executed by all parties thereto with respect to each “deposit account” (as defined in the Shared Guarantee and Collateral Agreement) and “securities account” (as defined in the Shared Guarantee and Collateral Agreement) with respect to which a control agreement is required to be delivered by any Shared Collateral Loan Party to the Shared Collateral Agent pursuant to the Shared Guarantee and Collateral Agreement, in each case in form and substance reasonably satisfactory to the Shared Collateral Agent.

(t) No Default. After giving effect to Section 9.17, no Default shall have occurred and be continuing as of the Closing Date.

(u) Other Transaction Documents. The Administrative Agent shall have received copies of the Dex West Credit Agreement, the Dex East Credit Agreement and the SuperMedia Credit Agreement, in each case certified by an authorized officer of the Ultimate Parent.

(v) Interest under Existing Credit Agreement. The accrued and unpaid interest on the Loans (as defined in the Existing Credit Agreement) to the Closing Date (at the applicable non-default rate) shall have been paid in full in cash by the Borrower.33

(w) Flood Hazards. The Administrative Agent shall have received a completed “Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determination with respect to each Mortgaged Property (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the Borrower and each Loan Party relating thereto), if any, and if any such Mortgaged Property is located in a special flood hazard area, evidence of flood insurance in form and amount reasonably satisfactory to the Administrative Agent.

The Administrative Agent shall notify the Borrower and the Lenders of the Closing Date, and such notice shall be conclusive and binding.

ARTICLE V

AFFIRMATIVE COVENANTS

Until the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full, each of the Borrower and, solely for purposes of Sections 5.01(a), (b) and (l), 5.12(c), 5.13 and 5.15, the Ultimate Parent, covenants and agrees with the Lenders that:

[33]	Potential for breakage or other costs to be discussed.

Section 5.01    Financial Statements and Other Information.    The Borrower will furnish to the Administrative Agent and each Lender:

(a) no later than the earlier of (i) 10 days after the date that the Borrower is required to file a report on Form 10-K with the Securities and Exchange Commission in compliance with the reporting requirements of Section 13 or 15(d) of the Exchange Act (whether or not the Borrower is so subject to such reporting requirements), and (ii) 90 days after the end of each fiscal year of the Borrower, commencing with the fiscal year ending December 31, 2013, (A) (x) the Ultimate Parent’s audited consolidated balance sheet and related consolidated statements of operations, stockholders’ equity and cash flows as of the end of and for such year and (y) the Ultimate Parent’s audited consolidating balance sheet and related consolidating statements of operations, stockholders’ equity and cash flows as of the end of and for such year (with each such consolidating financial statement showing the standalone financial information for each of the Borrower and its consolidated Subsidiaries, Dex West and its consolidated Subsidiaries, Dex East and its consolidated Subsidiaries and SuperMedia and its consolidated Subsidiaries and otherwise being in form substantially similar in all material respects to the consolidating financial statements of the Ultimate Parent most recently delivered to the Administrative Agent prior to the Closing Date or such other form as may be reasonably acceptable to the Administrative Agent), setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by KPMG LLP or other independent public accountants of recognized national standing (without a “going concern” or like qualification, exception or explanatory paragraph and without any qualification or exception as to the scope of such audit or other material qualification or exception; provided, that if the Ultimate Parent switches from one independent public accounting firm to another, the audit report of any such new accounting firm may contain a qualification or exception as to the scope of such consolidated or consolidating financial statements that relates to any fiscal year prior to its retention which, for the avoidance of doubt, shall have been the subject of an audit report of the previous accounting firm meeting the criteria set forth above) to the effect that such consolidated and consolidating financial statements present fairly in all material respects the financial condition and results of operations of the Ultimate Parent and its consolidated Subsidiaries on a consolidated or consolidating basis, as the case may be, in accordance with GAAP consistently applied, except for the income tax provision which reflects an allocation to each Subsidiary of the Ultimate Parent’s income tax provision prepared on a consolidated basis and (B) the Borrower’s unaudited consolidated balance sheet and related consolidated statements of operations, stockholders’ equity and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all certified by a Financial Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except for the income tax provision which reflects an allocation to the Borrower, and its Subsidiaries of the Ultimate Parent’s income tax provision prepared on a consolidated basis[; provided, that detailed income statement and balance sheet information reflecting the elimination of the Borrower’s adoption of fresh-start accounting in accordance with GAAP upon effectiveness of the Reorganization Plan shall be included in (x) Management’s Discussion and Analysis or Liquidity and Capital Resources, in the case of the financial statements delivered pursuant to clause (A), and (y) Borrower’s Management’s Narrative Analysis and Results of Operations, in the case of the financial statements delivered pursuant to clause (B)]34;

(b) no later than the earlier of (i) 10 days after the date that the Borrower is required to file a report on Form 10-Q with the Securities and Exchange Commission in compliance with the reporting requirements of Section 13 or 15(d) of the Exchange Act (whether or not the Borrower is so subject to such reporting requirements), and (ii) 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, commencing with the fiscal quarter ending March 31, 2013, (A) (x) the Ultimate Parent’s unaudited consolidated balance sheet and related statements of operations, stockholders’ equity and cash

[34]	To be included if applicable

flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year and (y) the Ultimate Parent’s unaudited consolidating balance sheet and related consolidating statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year (with each such consolidating financial statement showing the standalone financial information for each of the Borrower and its consolidated Subsidiaries, Dex West and its consolidated Subsidiaries, Dex East and its consolidated Subsidiaries and SuperMedia and its consolidated Subsidiaries and otherwise being in form substantially similar in all material respects to the consolidating financial statements of the Ultimate Parent most recently delivered to the Administrative Agent prior to the Closing Date or such other form as may be reasonably acceptable to the Administrative Agent), setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Financial Officer of the Ultimate Parent as presenting fairly in all material respects the financial condition and results of operations of the Ultimate Parent and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except for the income tax provision which reflects an allocation to each Subsidiary of the Ultimate Parent’s income tax provision prepared on a consolidated basis, subject to normal year-end audit adjustments and the absence of footnotes and (B) the Borrower’s unaudited consolidated balance sheet and related consolidated statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Financial Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except for the income tax provision which reflects an allocation to the Borrower and its Subsidiaries of the Ultimate Parent’s income tax provision prepared on a consolidated basis, subject to normal year-end audit adjustments and the absence of footnotes[; provided, that detailed income statement and balance sheet information reflecting the elimination of the Borrower’s adoption of fresh-start accounting in accordance with GAAP upon effectiveness of the Reorganization Plan shall be included in (x) Management’s Discussion and Analysis or Liquidity and Capital Resources, in the case of the financial statements delivered pursuant to clause (A), and (y) Borrower’s Management’s Narrative Analysis and Results of Operations, in the case of the financial statements delivered pursuant to clause (B)]35;

(c) concurrently with any delivery of financial statements under clause (a)(B) or (b)(B) above, the corresponding financial statements with respect to Dex West, RHDI and SuperMedia that are required to be delivered by Dex East, Dex West and SuperMedia under the Dex East Credit Agreement, Dex West Credit Agreement and the SuperMedia Credit Agreement, respectively;

(d) concurrently with any delivery of financial statements under clause (a) or (b) above, a certificate of a Financial Officer of the Borrower (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations demonstrating compliance with Section 6.14 (commencing with the fiscal quarter ending March 31, 2013), (iii) stating whether any change in GAAP or in the application thereof has occurred since the Closing Date that has had an effect on the financial statements accompanying such certificate and specifying any such change and the related effect, (iv) identifying any Subsidiary of the RHDI Loan Parties formed or acquired since the end of the previous fiscal quarter, (v) identifying any parcels of real property or improvements thereto with a value exceeding $10,000,000 that have been acquired by the RHDI Loan Parties since the end of the previous fiscal quarter, (vi) identifying any changes of the type described in Section 5.03(a) that have not been previously reported by the Borrower, (vii) identifying any Permitted Acquisition or other acquisitions of going concerns that

[35]	To be included if applicable

have been consummated since the end of the previous fiscal quarter, including the date on which each such acquisition or Investment was consummated and the consideration therefor, (viii) identifying any material Intellectual Property (as defined in the Guarantee and Collateral Agreement) with respect to which a notice is required to be delivered under the Guarantee and Collateral Agreement and has not been previously delivered, (ix) identifying any Prepayment Events or Ultimate Parent Asset Dispositions that have occurred since the end of the previous fiscal quarter and setting forth a reasonably detailed calculation of the Net Proceeds received from any such Prepayment Events or Ultimate Parent Asset Dispositions, (x) identifying any change in the locations at which equipment and inventory, in each case with a value in excess of $10,000,000, are located, if not owned by the RHDI Loan Parties, (xi) identifying any Services Assets (as defined in the Shared Services Agreement) (but with respect to Services Assets that constitute Intellectual Property, solely Intellectual Property that has been registered or patented or the registration of which has been applied for) contributed by the Borrower and its Subsidiaries to the Service Company during the immediately preceding fiscal quarter, and a reasonably detailed description of such Services Assets and the value thereof, (xii) attaching a schedule setting forth a computation (and any utilization by the Borrower) of Excess Cash Flow, Borrower’s Discounted Prepayment Portion of Excess Cash Flow and Borrower’s Discretionary Portion of Excess Cash Flow as of the end of the period covered by such financial statements and (xiii) setting forth (A) a reporting sales metric (which will serve as leading indicator of reported print and digital revenues), for such fiscal quarter or fiscal year, as applicable, (B) print and digital revenue and a gross margin amount for each of such reported revenue amounts for such fiscal quarter or fiscal year, as applicable, and (C) statements of cash flow from operations (with a reconciliation of net income to operating cash flow from operations and financing activities (including capital expenditures)) for such fiscal quarter or fiscal year, as applicable;

(e) concurrently with any delivery of financial statements under clause (a) above, a certificate of the accounting firm that reported on such financial statements stating whether they obtained knowledge during the course of their examination of such financial statements of any Default or Event of Default in respect of Section 6.14 (which certificate may be limited to the extent required by accounting rules, guidelines or practice);

(f) within 30 days after the commencement of each fiscal year of the Borrower, a detailed consolidated budget for such fiscal year (including a projected consolidated balance sheet and related statements of projected operations and cash flow as of the end of and for such fiscal year and setting forth the assumptions used for purposes of preparing such budget, in form reasonably satisfactory to the Administrative Agent), promptly when available, any material significant revisions of such budget;

(g) promptly after the same become publicly available, and no later than five Business Days after the same are sent, copies of all periodic and other reports, proxy statements and other materials filed by the RHDI Loan Parties with the Securities and Exchange Commission, or any Governmental Authority succeeding to any or all of the functions of said Commission, or with any national securities exchange, or distributed by the Ultimate Parent to its shareholders generally;

(h) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the RHDI Loan Parties, or compliance with the terms of any Loan Document, as the Administrative Agent (including on behalf of any Lender) may reasonably request;

(i) concurrently with any delivery of financial statements and related information by any Loan Party to any debtholder of Dex Digital, RHDC or of any Newco not otherwise required to be delivered hereunder, copies of such financial statements and related information;

(j) promptly following receipt thereof, copies of any documents described in Sections 101(k) or 101(l) of ERISA that any Loan Party or any ERISA Affiliate may request with respect to any Multiemployer Plan; provided, that if the Loan Parties or any of their ERISA Affiliates have not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, then, upon reasonable request of the Administrative Agent, the Loan Parties and/or their ERISA Affiliates shall promptly make a request for such documents or notices from such administrator or sponsor and the Borrower shall provide copies of such documents and notices to the Administrative Agent (on behalf of each requesting Lender) promptly after receipt thereof; provided, further, that the rights granted to the Administrative Agent in this section shall be exercised not more than once during a 12-month period;

(k) if the Borrower is not then a reporting company under the Securities Exchange Act of 1934, as amended, within 45 days after the end of each fiscal quarter of the Borrower or 90 days in the case of the last fiscal quarter of each fiscal year, a narrative discussion and analysis of the financial condition and results of operations of the Borrower and its Subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, as compared to the comparable periods of the previous year, in substantially the form delivered to the Administrative Agent prior to the Closing Date;

(l) no later than five Business Days prior to the effectiveness thereof, copies of substantially final drafts of any proposed material amendment, supplement, waiver or other modification with respect to the Dex West Credit Agreement, the Dex East Credit Agreement, the SuperMedia Credit Agreement, the Shared Services Agreement, the Tax Sharing Agreements, the Subordinated Guarantee, any Master IP License Agreement, any License Agreement, any escrow arrangement with respect to the Escrow Materials entered into pursuant to this Agreement, the Restructuring Notes or any Additional Notes; and

(m) (i) promptly following receipt thereof, any notice of changes of allocation percentages that any RHDI Loan Party shall receive pursuant to the Shared Services Agreement and (ii) concurrently with any delivery of financial statements under clause (a) or (b) above, a statement of changes in the intercompany balances of the Loan Parties with the Service Company in substantially the form delivered to the Administrative Agent prior to the Closing Date.

Section 5.02    Notices of Material Events.    The Borrower will furnish to the Administrative Agent and each Lender written notice of the following promptly after any Financial Officer or executive officer of the Borrower or any Subsidiary obtains knowledge thereof:

(a) the occurrence of any Default;

(b) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Ultimate Parent, the Borrower or any Affiliate thereof that involves (i) a reasonable possibility of an adverse determination and which, if adversely determined, could reasonably be expected to result in a Material Adverse Effect or (ii) which relates to the Loan Documents;

(c) the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect; and

(d) any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

Section 5.03    Information Regarding Collateral.    (a) The Borrower will furnish to the Administrative Agent prompt written notice of any change (i) in the legal name of any of the RHDI Loan Parties, as reflected in its organization documents, (ii) in jurisdiction of organization or corporate structure of any of the RHDI Loan

Parties and (iii) in the identity, Federal Taxpayer Identification Number or organization number of any of the RHDI Loan Parties, if any, assigned by the jurisdiction of its organization. The Borrower agrees not to effect or permit any change referred to in clauses (i) through (iii) of the preceding sentence unless all filings have been made under the Uniform Commercial Code or otherwise that are required in order for the Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral of the RHDI Loan Parties for the benefit of the Secured Parties. The Borrower also agrees promptly to notify the Administrative Agent if any damage to or destruction of Collateral of the RHDI Loan Parties that is uninsured and has a fair market value exceeding $10,000,000 occurs.

(b) Each year, at the time of delivery of annual financial statements with respect to the preceding fiscal year pursuant to clause (a) of Section 5.01, the Borrower shall deliver to the Administrative Agent a certificate of a Financial Officer and the chief legal officer of the Borrower certifying that all Uniform Commercial Code financing statements (including fixture filings, as applicable) or other appropriate filings, recordings or registrations, including all refilings, rerecordings and reregistrations, containing a description of the Collateral and required pursuant to the Loan Documents to be filed, have been filed of record in each governmental, municipal or other appropriate office in each jurisdiction necessary to protect and perfect the security interests under the Guarantee and Collateral Agreement for a period of not less than 18 months after the date of such certificate (except as noted therein with respect to any continuation statements to be filed within such period).

Section 5.04    Existence; Conduct of Business.    The Borrower will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, contracts, licenses, permits, privileges and franchises material to the conduct of its business; provided, that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 6.03 or any sale of assets permitted under Section 6.05.

Section 5.05    Payment of Obligations.    The Borrower will, and will cause each of its Subsidiaries to, pay its material Indebtedness and other material obligations, including Tax liabilities, before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings and (b) the Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP.

Section 5.06    Maintenance of Properties.    The Borrower will, and will cause each of its Subsidiaries to, keep and maintain all property (other than Intellectual Property) material to the conduct of its business in good working order and condition, ordinary wear and tear excepted. The Borrower will, and will cause each of its Subsidiaries to, subject to its and their reasonable business judgment, take all actions to maintain all registrations and applications with respect to material Intellectual Property owned by any of them.

Section 5.07    Insurance.    The Borrower will, and will cause each of its Subsidiaries to, maintain, with financially sound and reputable insurance companies (a) insurance in such amounts (with no greater risk retention) and against such risks as are customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations and (b) all insurance required to be maintained pursuant to the Security Documents. The Borrower will furnish to the Lenders, upon request of the Administrative Agent, information in reasonable detail as to the insurance so maintained.

Section 5.08    Casualty and Condemnation.    The Borrower (a) will furnish to the Administrative Agent and the Lenders prompt written notice of any casualty or other insured damage to any Collateral of the RHDI Loan Parties fairly valued at more than $10,000,000 or the commencement of any action or proceeding for the taking of any Collateral of the RHDI Loan Parties or any material part thereof or material interest therein under power of eminent domain or by condemnation or similar proceeding and (b) will ensure that the Net Proceeds of any such event (whether in the form of insurance proceeds, condemnation awards or otherwise) are collected and applied in accordance with the applicable provisions of the Security Documents and this Agreement.

Section 5.09    Books and Records; Inspection and Audit Rights.    The Borrower will, and will cause each of its Subsidiaries to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Borrower will, and will cause each of its Subsidiaries to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers, employees and independent accountants, all at such reasonable times and as often as reasonably requested.

Section 5.10    Compliance with Laws.    The Borrower will, and will cause each of its Subsidiaries to, comply with all laws, rules, regulations, including Environmental Laws, and orders of any Governmental Authority applicable to it, its operations or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

Section 5.11    Additional Subsidiaries.    If any additional Subsidiary of the RHDI Loan Parties is formed or acquired after the Closing Date, the Borrower will, within three Business Days after such Subsidiary is formed or acquired, notify the Administrative Agent and the Lenders thereof and, within 15 Business Days (or such longer period as the Administrative Agent shall agree) after such Subsidiary is formed or acquired, cause any applicable provisions of the Collateral and Guarantee Requirement to be satisfied with respect to such Subsidiary and with respect to any Equity Interest in or Indebtedness of such Subsidiary owned by or on behalf of the RHDI Loan Parties.

Section 5.12    Further Assurances.    (a) The Borrower will, and will cause each Subsidiary Loan Party to, execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, Mortgages and other documents), that may be required under any applicable law, or that the Administrative Agent or the Required Lenders may reasonably request, to cause all provisions of the Collateral and Guarantee Requirement applicable to the RHDI Loan Parties to be and remain satisfied, all at the expense of the RHDI Loan Parties; provided, that such provisions of the Collateral and Guarantee Requirement need not be satisfied with respect to (i) real properties owned by the RHDI Loan Parties with an individual fair market value (including fixtures and improvements) that is less than $10,000,000 and (ii) any real property held by the RHDI Loan Parties as a lessee under a lease. The Borrower also agrees to provide to the Administrative Agent, from time to time upon request, evidence reasonably satisfactory to the Administrative Agent as to the perfection and priority of the Liens created or intended to be created by the Security Documents.

(b) If any material asset (including any real property or improvements thereto or any interest therein) that has an individual fair market value of more than $10,000,000 is acquired by the RHDI Loan Parties after the Closing Date or owned by an entity at the time it becomes a Subsidiary Loan Party (in each case other than assets constituting Collateral under the Guarantee and Collateral Agreement that become subject to the Lien of the Guarantee and Collateral Agreement upon acquisition thereof), the Borrower will notify the Administrative Agent and the Lenders thereof, and, if requested by the Administrative Agent or the Required Lenders, the Borrower will cause such asset to be subjected to a Lien securing the Obligations and will take, and cause the RHDI Loan Parties to take, such actions as shall be necessary or reasonably requested by the Administrative Agent to grant and perfect such Liens, including actions described in paragraph (a) of this Section, all at the expense of the RHDI Loan Parties; provided, that the Collateral and Guarantee Requirement need not be satisfied with respect to (i) real properties owned by the RHDI Loan Parties with an individual fair market value (including fixtures and improvements) that is less than $10,000,000, (ii) any real property held by any of the RHDI Loan Parties as a lessee under a lease and (iii) other assets with respect to which the Agent determines that the cost or impracticability of including such assets as Collateral would be excessive in relation to the benefits to the Secured Parties.

(c) Subject to the Intercreditor Agreement, each of the Ultimate Parent shall cause all provisions of the Collateral and Guarantee Requirement applicable to the Shared Collateral Loan Parties to be satisfied, including by causing, as applicable, (i) each Newco Subordinated Guarantor to execute a Newco Subordinated Guarantee as described in clause (e) of the definition of “Collateral and Guarantee Requirement” and (ii) each Newco Senior Guarantor to execute a supplement to the Shared Guarantee and Collateral Agreement as required thereunder; provided, that such provisions of the Collateral and Guarantee Requirement need not be satisfied with respect to (i) real properties owned by the Shared Collateral Loan Parties with an individual fair market value (including fixtures and improvements) that is less than $10,000,000 and (ii) any real property held by the Shared Collateral Loan Parties as a lessee under a lease.

Section 5.13    Credit Ratings.    Each of the Ultimate Parent and the Borrower will use its commercially reasonable efforts to maintain at all times monitored public ratings of the Loans by Moody’s and S&P and a corporate family rating for each of the Ultimate Parent and the Borrower from Moody’s and a corporate issuer rating for each of the Ultimate Parent and the Borrower from S&P.

Section 5.14    Intellectual Property.    Each of the Borrower, Dex East, Dex West, SuperMedia, the Service Company and each other Shared Collateral Loan Party (other than the Ultimate Parent) shall deliver to each other, following the Closing Date, current or contingent (e.g., through an escrow arrangement reasonably satisfactory to the Administrative Agent) possession of, or access to, all future Escrow Materials that were not Escrow Materials as of the Closing Date and material updates on an ongoing basis to Escrow Materials in existence as of the Closing Date, in each case, within a reasonable period of time following such Escrow Materials becoming owned, licensed or updated, as applicable, by Borrower, Dex East, Dex West, SuperMedia, the Service Company or another Shared Collateral Loan Party (other than the Ultimate Parent), as applicable. Notwithstanding anything to the contrary contained in this Section 5.14, neither Borrower, Dex East, Dex West, SuperMedia, the Service Company nor any other Shared Collateral Loan Party shall be deemed to have failed to satisfy this Section 5.14 for any inadvertent failure to deliver or place into escrow any Escrow Materials because such party was unaware of the existence of any such item, provided that (x) delivery or escrow of any such item is made within a reasonable period of time after identification or discovery of such item (and that such item has not been delivered or escrowed) by such party and (y) none of such other parties are materially damaged or prejudiced, and do not lose any material rights, due to such failure.

Section 5.15    Independent Director.    Each of the Ultimate Parent and the Borrower shall cause the board of directors, board of managers, or other equivalent governing body of each License Subsidiary to include at least two special, independent directors or members (or equivalent thereof), pursuant to documentation reasonably satisfactory to the Administrative Agent, whose consent shall be required for (i) any filing of a petition for bankruptcy by the relevant License Subsidiary, (ii) the transfer of any membership or other equity interests therein (other than the sale or other transfer of such membership or equity interests in a transaction permitted under the Loan Documents) and (iii) encumbering any asset owned by such License Subsidiary with a real property mortgage or deed of trust, as applicable, or a security agreement, pledge agreement or any similar agreement creating a Lien in respect thereof, except as permitted under the Loan Documents (including as a result of any consent, amendment, waiver or other modification obtained in accordance with the terms of the Loan Documents).

ARTICLE VI

NEGATIVE COVENANTS

Until the principal of and interest on each Loan and all fees payable hereunder have been paid in full, each of the Borrower, and solely for purposes of Sections 6.13(b), 6.17, 6.18, 6.19 and 6.20, the Ultimate Parent, covenants and agrees with the Lenders that:

Section 6.01    Indebtedness; Certain Equity Securities.    (a) The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Indebtedness or any Attributable Debt, except:

(i) Indebtedness created under the Loan Documents and any Permitted Subordinated Indebtedness of the Borrower or its Subsidiaries to the extent the Net Proceeds thereof are used to refinance Indebtedness created under the Loan Documents;

(ii) Indebtedness existing on the Closing Date and set forth in Schedule 6.01 and Refinancing Indebtedness in respect thereof;

(iii) Indebtedness of the Borrower to any Subsidiary and of any Subsidiary to the Borrower or any other Subsidiary; provided, that no Subsidiary that is not a Loan Party shall have any Indebtedness to the Borrower or any Subsidiary Loan Party;

(iv) Guarantees by the Borrower of Indebtedness of any Subsidiary Loan Party and by any Subsidiary of Indebtedness of the Borrower or any Subsidiary Loan Party;

(v) Indebtedness and Attributable Debt of the Borrower or any Subsidiary incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals, refinancings and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof (other than by an amount not greater than fees and expenses, including premium and defeasance costs, associated therewith) or result in a decreased average weighted life thereof; provided that (1) such Indebtedness or Attributable Debt is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement and (2) the aggregate principal amount of Indebtedness and Attributable Debt permitted by this clause (v), together with the aggregate principal amount of Indebtedness and Attributable Debt of the Service Company described in Section 6.18(d)(i) allocated to the Borrower and its Subsidiaries pursuant to the Shared Services Agreement, shall not exceed $15,000,000 at any time outstanding;

(vi) Indebtedness of any Person that becomes a Subsidiary after the Closing Date and Refinancing Indebtedness in respect thereof; provided that (A) such Indebtedness (other than Refinancing Indebtedness) exists at the time such Person becomes a Subsidiary and is not created in contemplation of or in connection with such Person becoming a Subsidiary (except to the extent such Indebtedness refinanced other Indebtedness to facilitate such entity becoming a Subsidiary) and (B) the aggregate principal amount of Indebtedness permitted by this clause (vi) shall not exceed $10,000,000 at any time outstanding;

(vii) Indebtedness of the Borrower or any Subsidiary in respect of letters of credit in an aggregate face amount not exceeding $5,000,000 at any time outstanding;

(viii) unsecured Indebtedness and Attributable Debt owing to the Service Company incurred pursuant to the Shared Services Transactions; and

(ix) other unsecured Indebtedness (other than Indebtedness of the Borrower to any Affiliate of the Borrower) in an aggregate principal amount not exceeding $20,000,000 at any time outstanding.

(b) The Borrower will not, nor will it permit any Subsidiary to, issue any preferred stock or other preferred Equity Interests.

Section 6.02    Liens.    (a) The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(i) Liens created under the Loan Documents;

(ii) Permitted Encumbrances;

(iii) any Lien existing on the Closing Date and set forth in Schedule 6.02 on any property or asset of the Borrower or any Subsidiary; provided that (A) such Lien shall not apply to any other property or asset of the Borrower or any Subsidiary (other than proceeds) and (B) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals, refinancings and replacements thereof that do not increase the outstanding principal amount thereof or result in an earlier maturity date or decreased weighted average life thereof;

(iv) any Lien existing on any property or asset prior to the acquisition thereof by the Borrower or any Subsidiary or existing on any property or asset of any Person that becomes a Subsidiary after the Closing Date prior to the time such Person becomes a Subsidiary; provided that (A) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (B) such Lien shall not apply to any other property or assets of the Borrower or any Subsidiary (other than proceeds) and (C) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be and extensions, renewals, refinancings and replacements thereof that do not increase the outstanding principal amount thereof (other than by an amount not in excess of fees and expenses, including premium and defeasance costs, associated therewith) or result in a decreased average weighted life thereof;

(v) Liens on fixed or capital assets acquired, constructed or improved by the Borrower or any Subsidiary; provided that (A) such Liens secure Indebtedness permitted by clause (v) of Section 6.01(a), (B) such Liens and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement, (C) the Indebtedness secured thereby does not exceed the cost of acquiring, constructing or improving such fixed or capital assets and (D) such Liens shall not apply to any other property or assets of the Borrower or any Subsidiary (other than proceeds);

(vi) Liens on cash collateral securing letters of credit permitted by Section 6.01(a)(vii) in an aggregate amount not to exceed the lesser of (x) $5,250,000 and (y) 105% of the face amount thereof;

(vii) Liens in the nature of non-exclusive licenses of Intellectual Property granted to or in favor of another Company pursuant to the Directory Consolidation Project; and

(viii) Liens not otherwise permitted by this Section 6.02 securing obligations other than Indebtedness and involuntary Liens not otherwise permitted by this Section 6.02 securing Indebtedness, which obligations and Indebtedness are in an aggregate amount not in excess of $5,000,000 at any time outstanding.

Section 6.03    Fundamental Changes.    (a) The Borrower will not, nor will it permit any Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or liquidate, wind up or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing, (i) any Subsidiary may merge into the Borrower in a transaction in which the Borrower is the surviving entity, (ii) subject to Section 6.20, any Subsidiary may merge into any

Subsidiary in a transaction in which the surviving entity is a wholly-owned Subsidiary and, if any party to such merger is a Subsidiary Loan Party, a Subsidiary Loan Party, (iii) any Subsidiary may merge or consolidate with any other Person in order to effect a Permitted Acquisition and (iv) any Subsidiary (other than the Borrower) may liquidate or dissolve if the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and is not materially disadvantageous to the Lenders; provided that (x) any such merger involving a Person that is not a wholly owned Subsidiary immediately prior to such merger shall not be permitted unless also permitted by Section 6.04 and (y) any such liquidation or dissolution involving a License Subsidiary of the Borrower shall not be permitted unless such License Subsidiary conveys, leases, sells, transfers or otherwise disposes of, in one transaction or series of transactions, all or substantially all of its business or property, whether now or hereafter acquired, to a License Subsidiary.

(b) The Borrower will not, and will not permit any of its Subsidiaries to, engage to any material extent in any business other than a Permitted Business.

(c) Notwithstanding anything to the contrary contained herein, this Section 6.03 shall not prohibit the [Mergers][“Restructuring Transactions” under (and as defined in) the Reorganization Plan.]36

Section 6.04    Investments, Loans, Advances, Guarantees and Acquisitions.    The Borrower will not, and will not permit any of its Subsidiaries to, make, purchase, hold or acquire (including pursuant to any merger with any Person that was not a wholly owned Subsidiary prior to such merger) any Investment, except:

(a) Permitted Investments;

(b) Investments existing on the date hereof and set forth on Schedule 6.04;

(c) Investments by the Borrower and its Subsidiaries in Equity Interests in Subsidiaries that are Subsidiary Loan Parties immediately prior to the time of such Investments;

(d) loans or advances made by the Borrower to any Subsidiary Loan Party and made by any Subsidiary to the Borrower or any Subsidiary Loan Party;

(e) Guarantees constituting Indebtedness permitted by Section 6.01;

(f) investments (including debt obligations and equity securities) received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;

(g) extensions of trade credit in the ordinary course of business;

(h) Investments consisting of non-cash consideration received in respect of sales, transfers or other dispositions of assets to the extent permitted by Section 6.05;

(i) Swap Agreements entered into in compliance with Section 6.07;

(j) loans and advances by the Borrower and any of its Subsidiaries to their employees in the ordinary course of business and for bona fide business purposes in an aggregate amount at any time outstanding not in excess of $2,500,000;

(k) Investments in connection with the Shared Services Transactions;

(l) Permitted Acquisitions (other than Permitted Acquisitions involving the purchase of assets from Affiliates that are not Subsidiaries of the Borrower) in an aggregate amount not to exceed $5,000,000 during the term of this Agreement;

[36]	To be included if applicable

(m) provided that (i) no Event of Default is continuing or would result therefrom, (ii) no portion of the proceeds of any such Investment is used, directly or indirectly, to purchase or repurchase, or finance the purchase or repurchase, of any Restructuring Notes, Additional Notes or any other Indebtedness of any Affiliate (and the terms of any Investment shall not permit any such purchase or repurchase by the Person in which such Investment is made while such Investment is outstanding) and (iii) no such Investment is made in any Person that is an Affiliate of the Borrower (other than the Borrower and its Subsidiaries) other than Investments that result in a purchase of assets (x) by a Newco Senior Guarantor or the Service Company in connection with equivalent Investments by each of Dex West, Dex East and SuperMedia or (y) by the Borrower or a Subsidiary in Dex Digital in connection with equivalent Investments by each of Dex West and Dex East, Investments in any other Person in an aggregate amount not to exceed $5,000,000 during the term of this Agreement; and

(n) advances or payments made by the Borrower or any Subsidiary to (x) the License Subsidiaries of the Borrower or (y) any other Person, in each case for the purpose of (i) filing, prosecuting, registering, renewing, enforcing or maintaining any Intellectual Property applications or registrations owned by such License Subsidiaries and (ii) satisfying all other liabilities related to, in connection with or incidental to (x) the maintenance of the existence of such License Subsidiaries and (y) activities of such License Subsidiaries permitted under this Agreement (including, without limitation, reimbursement for directors and officers fees and compensation) and under the organizational documents of such License Subsidiaries.

Section 6.05    Asset Sales.    The Borrower will not, and will not permit any of its Subsidiaries to, sell, transfer, lease or otherwise dispose of any asset, including any Equity Interest owned by it and any sale of assets in connection with a securitization, nor will the Borrower permit any of its Subsidiaries to issue any additional Equity Interest in such Subsidiary, except:

(a) sales of (x) inventory, (y) used, surplus, obsolete or worn-out equipment and (z) Permitted Investments in the ordinary course of business;

(b) sales, transfers and dispositions to the Borrower or a Subsidiary; provided that any such sales, transfers or dispositions involving a Subsidiary that is not a Loan Party shall be made in compliance with Section 6.09;

(c) [Intentionally Omitted];

(d) sale and leaseback transactions permitted by Section 6.06;

(e) sales, transfers and other dispositions of assets (other than Equity Interests in a Subsidiary) to bona fide third parties that are not Affiliates of the Borrower and that are not permitted by any other clause of this Section; provided, that the aggregate cumulative fair market value of all assets sold, transferred or otherwise disposed of after the Closing Date in reliance upon this clause (e) shall not exceed $20,000,000;

(f) sales, transfers and other dispositions pursuant to the Shared Services Transactions;

(g) the licensing or sublicensing (other than exclusive licenses or sublicenses) of Intellectual Property in the ordinary course of business in a manner that does not, and could not reasonably be expected to, materially interfere with the business of the Borrower and its Subsidiaries;

(h) the sales, transfers or other dispositions in connection with the Directory Consolidation Project37; and

(i) the disposition of the Borrower’s facility at 1615 Bluff City Highway, Bristol, Tennessee;

[37]

Schedule 1.01A to provide that the profits of the consolidated directories will be shared among the contributing companies in a manner reasonably acceptable to the admin agent taking into account the respective revenues of the directories that are combined, the costs of achieving the combination and the ongoing operating costs of the combination provided, that (x) all sales, transfers, leases and other dispositions permitted hereby (other than pursuant to clauses (a)(y), (b), (f) and (g) above) shall be made for at least 80% cash consideration or, in the case of Permitted Investments, sales of receivables or sale and leaseback transactions, 100% cash consideration, and (y) all sales, transfers, leases and other dispositions permitted by clauses (a)(x), (e) and (g) above shall be made for fair value.

Section 6.06    Sale and Leaseback Transactions.    The Borrower will not, and will not permit any of its Subsidiaries to, enter into any arrangement, directly or indirectly, whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereinafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property sold or transferred, except (a) pursuant to the Shared Services Transactions or (b) any such sale of any fixed or capital assets that is made for cash consideration in an amount not less than the cost of such fixed or capital asset and is consummated within 90 days after the Borrower or such Subsidiary acquires or completes the construction of such fixed or capital asset, to the extent all Capital Lease Obligations, Attributable Debt and Liens associated with such sale and leaseback transaction are permitted by Sections 6.01(a)(v) and 6.02(a)(v) (treating the property subject thereto as being subject to a Lien securing the related Attributable Debt, in the case of a sale and leaseback not accounted for as a Capital Lease Obligation).

Section 6.07    Swap Agreements.    The Borrower will not, and will not permit any of its Subsidiaries to, enter into any Swap Agreement, except (a) Swap Agreements entered into in the ordinary course of business to hedge or mitigate risks to which the Borrower or any Subsidiary has actual exposure (other than those in respect of Equity Interests of the Borrower or any of its Subsidiaries) in the conduct of its business or the management of its liabilities and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from floating to fixed rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Borrower or any Subsidiary.

Section 6.08    Restricted Payments; Certain Payments of Indebtedness.    (a) The Borrower will not, nor will it permit any Subsidiary to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except (i) Subsidiaries of the Borrower may declare and pay dividends or distributions ratably with respect to their Equity Interests, (ii) provided no Default or Event of Default is continuing or would result therefrom, the Borrower may make Restricted Payments to the Ultimate Parent, provided that (A) the proceeds of such Restricted Payments are used to repurchase, redeem, or otherwise acquire or retire for value Equity Interests in the Ultimate Parent held by any future, present or former directors, officers, members of management, employees or consultants of the Ultimate Parent or the Service Company or their respective estates, heirs, family members, spouses or former spouses pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement, (B) (x) any Restricted Payments used to effect such repurchases, redemptions, acquisitions or retirements are made not earlier than ten Business Days prior to the date when such Equity Interests are repurchased, redeemed, acquired or retired, if such repurchase, redemption, acquisition or retirement is made and (y) if such Restricted Payments are not used for such repurchase, redemption, acquisition or retirement, the proceeds therefrom shall be returned to the Borrower as a capital contribution within ten Business Days from the date such Restricted Payment was made, (C) the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any fiscal year pursuant to this clause (ii) (other than (1) any such Equity Interests repurchased, redeemed, acquired or retired in compensation for any taxes due or payable by the holder thereof, and (2) any such Equity Interests that are deemed repurchased, redeemed, acquired or retired by the Ultimate Parent in connection with the exercise of stock options or warrants by the holder thereof in connection with the payment of all or a portion of the exercise price of such options or warrant) will not exceed $1,000,000 per year and (D) such Equity Interests shall only be repurchased, redeemed, acquired or retired in connection with the death, resignation or retirement of, or settlement of a dispute with, any such Person, (iii) Restricted Payments in amounts as shall be necessary to make Tax Payments; provided that all Restricted Payments made pursuant to this clause (iii) are used by the recipient for the purpose specified in this clause (iii) within 30 days of receipt thereof, (iv) provided no Default or Event of Default is continuing or would result therefrom, the Borrower may from time to time pay cash dividends or distributions to the Ultimate Parent in an amount not in excess of the lesser of (x) the Ultimate Parent Annual Cash Interest Amount and (y) the regularly scheduled cash interest payable (taking into account the Ultimate Parent PIK Election made pursuant to Section 6.17(j)) on the Restructuring Notes (or any Additional Notes incurred to refinance such Restructuring Notes) during the next period of ten Business Days, provided, however, that (A) any such dividends or distributions relating to any such cash interest payment must be paid not earlier than ten Business Days prior to the date when such cash interest is required to be paid by the Ultimate Parent and the proceeds must (except to the extent prohibited by applicable subordination provisions) be applied by the Ultimate Parent, to the payment of such interest when due, (B) the Borrower and its Subsidiaries shall be in Pro Forma Compliance after giving effect to the payment of any such dividends or distributions pursuant to this clause (iv) and (C) in no event may the amount of any such dividend or distribution made pursuant to this clause (iv) relating to any such cash interest payment exceed 37% of the amount of such cash interest paid by the Ultimate Parent when due, (v) the Borrower may make Restricted Payments as part of the Shared Services Transactions and (vi) the Borrower may make Restricted Payments to the Ultimate Parent in an aggregate amount not to exceed $2,000,000 during any fiscal year of the Borrower, provided that (A) no Default or Event of Default is continuing or would result therefrom, (B) the aggregate amount of Restricted Payments made pursuant to this clause (vi) shall not exceed $5,000,000 over the term of this Agreement, (C) the Ultimate Parent shall apply such Restricted Payments within 30 days of receipt thereof and only to fund general corporate expenses permitted hereunder and (D) no Restricted Payments made pursuant to this clause (vi) shall be used to (x) effect the repurchase, or the making of any payments in respect, of Restructuring Notes or Additional Notes or (y) make any payment to or Investment in any Affiliate other than the Borrower or a Subsidiary of the Borrower (or any director, officer or employee of any such Affiliate).

(b) The Borrower will not, nor will it permit any Subsidiary to, make or agree to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any Indebtedness, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Indebtedness, except:

(i) payment of Indebtedness created under the Loan Documents;

(ii) payment of regularly scheduled interest and principal payments as and when due in respect of any Indebtedness, other than payments in respect of subordinated Indebtedness to the extent prohibited by the subordination provisions thereof;

(iii) refinancings of Indebtedness to the extent permitted by Section 6.01;

(iv) payment of secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness;

(v) prepayment of Capital Lease Obligations in an aggregate cumulative amount from and after the Closing Date not exceeding $5,000,000;

(vi) payment of any Indebtedness owing to the Service Company arising pursuant to the Shared Services Transactions; and

(vii) payment of any Indebtedness owing to the Borrower or any Subsidiary Loan Party.

(c) The Borrower will not, and will not permit any Subsidiary to, furnish any funds to, make any Investment in, or provide other consideration to any other Person for purposes of enabling such Person to, or otherwise permit any such Person to, make any Restricted Payment or other payment or distribution restricted by this Section that could not be made directly by the Borrower in accordance with the provisions of this Section.

(d) Notwithstanding anything to the contrary in this Agreement or the other Loan Documents, the Loan Parties shall be permitted to make all distributions required to be made by the Loan Parties on or after the Closing Date [(pursuant to the Reorganization Plan and the Confirmation Order]38.

Section 6.09    Transactions with Affiliates.    The Borrower will not, nor will it permit any Subsidiary to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) transactions on terms and conditions not less favorable, considered as a whole, to the Borrower or such Subsidiary than could be obtained on an arm’s-length basis from unrelated third parties, (b) transactions between or among the Borrower and the Subsidiary Loan Parties not involving any other Affiliate, (c) any payment permitted by Section 6.08 or any Investment permitted by Section 6.04 specifically contemplated by Section 6.04 to be made among Affiliates, (d) subject to Section 6.13(b), the existence of, or performance by the Borrower or any of its Subsidiaries of its obligations under the terms of, the Tax Sharing Agreements, (e) any Restricted Payment permitted by Section 6.08(a)(ii), (f) Shared Services Transactions, (g) the issuance by the Borrower or any Subsidiary of Equity Interests to, or the receipt of any capital contribution from, the Borrower or a Subsidiary, (h) the transactions in connection with the Directory Consolidation Project, (i) the License Agreements, the Master IP License Agreements and the provision of the Escrow Materials and [(j) the “Restructuring Transactions” under (and as defined in) the Reorganization Plan]39. Additionally, without limiting the foregoing, transactions between the Borrower and its Subsidiaries, on the one hand, and Dex Digital, RHDC and/or any Newcos or any of their respective Subsidiaries, on the other hand, that are not part of Shared Services or other similar ordinary course transactions, must satisfy the following requirements: (i) the terms of any such transaction must not be less favorable in any material respect than the terms the Borrower or such Subsidiary of the Borrower would receive in an arms-length transaction with a third party (and, in the case of any such transaction involving consideration in excess of $50,000,000, the terms of such transaction must be confirmed as arms-length by a reputable financial institution or advisor); (ii) no such transaction shall involve the transfer of ownership of any operating assets (including intellectual property rights) or personnel to Dex Digital, RHDC and/or any Newcos or any of their respective Subsidiaries; and (iii) all such transactions shall result in the receipt of reasonably equivalent value by the Borrower and its Subsidiaries and no such transaction shall result in the transfer of any revenues that would otherwise be recognized by the Borrower or any of its Subsidiaries to Dex Digital, RHDC and/or any Newcos or any of their respective Subsidiaries.

Section 6.10    Restrictive Agreements.    The Borrower will not, nor will it permit any Subsidiary to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of the Borrower or any Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets to the Secured Parties securing the Obligations, or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to any of its Equity Interests or to make or repay loans or advances to the Borrower or any other Subsidiary or to Guarantee Indebtedness of the Borrower or any other Subsidiary; provided, that (i) the foregoing shall not apply to restrictions and conditions imposed by law or by any Loan Document, (ii) the foregoing shall not apply to restrictions and conditions existing on the date hereof identified on Schedule 6.10 (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition), (iii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale, provided such restrictions and conditions apply only to the Subsidiary that is to be sold and such sale is permitted hereunder, (iv) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness and the proceeds thereof, (v) clause (a) of the foregoing shall not apply to customary provisions in leases restricting the assignment thereof, (vi) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement related to any Indebtedness incurred by a Subsidiary prior to the date on which such Subsidiary was acquired by the

[38]	To be included if applicable
[39]	To be included if applicable

Borrower (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition), (vii) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement related to the refinancing of Indebtedness, provided that the terms of any such restrictions or conditions are not materially less favorable to the Lenders than the restrictions or conditions contained in the predecessor agreements and (viii) the foregoing shall not apply to customary provisions in joint venture agreements.

Section 6.11    Change in Business.    The Borrower will not, and will not permit any Subsidiary to, engage at any time in any business or business activity other than a Permitted Business.

Section 6.12    Fiscal Year.    The Borrower shall not change its fiscal year for accounting and financial reporting purposes to end on any date other than December 31.

Section 6.13    Amendment of Material Documents.    (a) The Borrower will not, nor will it permit any Subsidiary to, amend, modify or waive any of its rights under its certificate of incorporation, by-laws or other organizational documents if, taken as a whole, such amendment, modification or waiver is adverse in any material respect to the interests of the Lenders.

(b) Neither the Ultimate Parent nor the Borrower will, nor will they permit the Service Company or any Subsidiary to amend, modify, waive or terminate any of its rights under the Shared Services Agreement, the Tax Sharing Agreements, the Subordinated Guarantee Agreement, any License Agreement, any Master IP License Agreement, any escrow arrangement with respect to the Escrow Materials entered into pursuant to this Agreement or the organizational documents of any License Subsidiary to the extent that such amendment, modification, waiver or termination is adverse in any material respect to the interests of the Lenders.

Section 6.14    Leverage Ratio and Interest Coverage Ratio.    (a) The Borrower will not permit the Leverage Ratio as of the last day of a fiscal quarter set forth below to exceed the ratio set forth opposite such date:

Fiscal Quarter Ended	Ratio
March 31, 2013	5.50 to 1.00
June 30, 2013	5.50 to 1.00
September 30, 2013	5.50 to 1.00
December 31, 2013	5.50 to 1.00
March 31, 2014	5.4625 to 1.00
June 30, 2014	5.425 to 1.00
September 30, 2014	5.3875 to 1.00
December 31, 2014	5.35 to 1.00
March 31, 2015	5.3125 to 1.00
June 30, 2015	5.275 to 1.00
September 30, 2015	5.2375 to 1.00
December 31, 2015	5.20 to 1.00
March 31, 2016	5.15 to 1.00
June 30, 2016	5.10 to 1.00
September 30, 2016	5.05 to 1.00
December 31, 2016	5.00 to 1.00

(b) The Borrower will not permit the Interest Coverage Ratio as of the last day of a fiscal quarter to be less than 1.10 to 1.00.

Section 6.15    Capital Expenditures.    The Borrower will not, and will not permit any Subsidiary to, make or commit to make any Capital Expenditure, except Capital Expenditures of the Borrower and its Subsidiaries in the ordinary course of business not exceeding $15,000,000 in the aggregate in any fiscal year; provided, that Capital Expenditures of the Borrower and its Subsidiaries in the ordinary course of business, in the aggregate when combined with the Capital Expenditures of Dex West, Dex East and SuperMedia and their respective Subsidiaries, shall not exceed (i) $57,500,000 during the fiscal year ending December 31, 2013 and (ii) $50,000,000 during the fiscal years ending December 31, 2014, December 31, 2015 and December 31, 2016; provided, further, that, (x) in each case (i) up to 75% of such stated amounts referred to above, if not so expended in the fiscal year for which it is permitted, may be carried over for expenditure in the next succeeding fiscal year and (ii) Capital Expenditures made pursuant to this Section 6.15 during any fiscal year shall be deemed made, first, in respect of amounts permitted for such fiscal year as provided above and, second, in respect of amounts carried over from the prior fiscal year and (y) Capital Expenditures of a Company hereunder shall either (i) relate to assets directly owned or acquired by such Company and shall be allocated to (and paid by) such Company or (ii) relate to the acquisition or development of Shared Assets and shall be allocated to (and paid by) the Companies in accordance with their Allocated Share (as defined in the Shared Services Agreement) at the time any such payment is made.

Section 6.16    [Intentionally Omitted].

Section 6.17    Ultimate Parent Covenants.    (a) The Ultimate Parent will not engage in any business or activity other than the ownership of outstanding Equity Interests of its Subsidiaries and other assets permitted under Section 6.17(b), the issuance and sale of its Equity Interests, the performance of its obligations under the Shared Services Agreement and, in each case, activities incidental thereto.

(b) The Ultimate Parent will not own or acquire any assets (other than Equity Interests of its existing Subsidiaries or any Newcos, other Investments in its existing Subsidiaries and any Newcos, assets owned or acquired in connection with its obligations under the Shared Services Agreement, cash, Permitted Investments, joint ventures or minority investments permitted under Section 6.17(e) and the Equity Interests of SuperMedia) or incur any liabilities (other than ordinary course trade payables, employee compensation liabilities (including, without limitation, loans and advances to employees in the ordinary course of business) and liabilities under the Loan Documents, the Dex West Loan Documents, the Dex East Loan Documents and the SuperMedia Loan Documents, liabilities imposed by law, including Tax liabilities, Indebtedness permitted under Section 6.17(d), liabilities under the Shared Services Agreement, liabilities under the SuperMedia Merger Agreement and other liabilities incidental to the maintenance of its existence and permitted activities).

(c) The Ultimate Parent will not create, incur, assume or permit to exist any Liens on any property or assets now owned or hereafter acquired by it other than (i) Permitted Encumbrances and (ii) Liens securing the RHDI Obligations, the obligations under the Dex West Loan Documents, the obligations under the Dex East Loan Documents and the obligations under the SuperMedia Loan Documents, subject to the Intercreditor Agreement.

(d) The Ultimate Parent shall not in any event incur or permit to exist any Indebtedness for borrowed money other than (i) the Restructuring Notes, (ii) any Additional Notes and (iii) subject to the Intercreditor Agreement, a Guarantee of the RHDI Obligations, the obligations under the Dex West Loan Documents, the obligations under the Dex East Loan Documents and the obligations under the SuperMedia Loan Documents.

(e) The Ultimate Parent may only make Investments in, or acquisitions of, any Newco so long as (i) no Default or Event of Default has occurred and is continuing, (ii) any Newco that is acquired or created as a result of such Investment or acquisition shall become a Guarantor as and to the extent required by the Collateral and Guarantee Requirement, (iii) all transactions related thereto are consummated in accordance with applicable laws in all material respects and (iv) in case of an acquisition of assets, such assets (other than assets to be retired or disposed of) are to be used, and in the case of an acquisition of any Equity Interests, the Person so acquired is engaged, in the same line of business as that of the Ultimate Parent or a line of business reasonably related thereto. The Ultimate Parent may make Investments (not consisting of contribution of assets of any of its Subsidiaries) in joint ventures and other minority investments, provided that such Investment shall be pledged as Collateral to the Shared Collateral Agent for the benefit of the Shared Collateral Secured Parties pursuant to the Shared Collateral and Guarantee Agreement.

(f) The Ultimate Parent shall not (i) make any dividends or other Restricted Payments to the holders of its Equity Interests or (ii) optionally redeem or repurchase any Restructuring Notes or Additional Notes (other than any non-cash exchange therefor for common stock of the Ultimate Parent).

(g) The Ultimate Parent may not make any Ultimate Parent Asset Disposition unless the Net Proceeds are applied to prepay the Loans pursuant to Section 2.06(c).

(h) The Ultimate Parent shall not permit the Restructuring Notes or the Restructuring Indenture to be amended in any way that is, taken as a whole, materially adverse to the interests of the Lenders and shall not (i) permit the Restructuring Notes or any Additional Notes to be secured by any assets of the Ultimate Parent or any of its Subsidiaries, (ii) permit the proceeds of any Additional Notes to be used to finance anything other than refinancing of the Restructuring Notes or any other Additional Notes, (iii) alter the maturity of the Restructuring Notes or any Additional Notes to a date, or make the Restructuring Notes or any Additional Notes mandatorily redeemable, in whole or in part, or required to be repurchased or reacquired, in whole or in part, prior to the date that is six months after the Maturity Date (other than pursuant to customary asset sale or change in control provisions), (iv) allow the Restructuring Notes or any Additional Notes to (A) have financial maintenance covenants, (B) have restrictive covenants that apply to the Borrower or any Subsidiary (other than, solely in the case of the Restructuring Notes, the restrictive covenants set forth in the Restructuring Notes Indenture as of the Closing Date) or that impose limitations on the Ultimate Parent’s ability to guarantee or pledge assets to secure the RHDI Obligations or (C) otherwise have covenants, representations and warranties and events of default that are more restrictive than those existing in the prevailing market at the time of issuance thereof for companies with the same or similar credit ratings of the Ultimate Parent at such time issuing similar securities, (v) permit the Restructuring Notes or any Additional Notes to be guaranteed by any Subsidiary of the Ultimate Parent or not be subordinated to the RHDI Obligations on terms at least as favorable to the Lenders as the subordination terms set forth in the Restructuring Notes Indenture on the Closing Date and that are otherwise reasonably satisfactory to the Administrative Agent or (vi) permit the Restructuring Notes or any Additional Notes to be convertible or exchangeable into other Indebtedness, except other Indebtedness of the Ultimate Parent meeting the qualifications set forth in the definition of “Additional Notes”.

(i) The Ultimate Parent shall not at any time hold an aggregate amount of cash and Permitted Investments in excess of an amount equal to (a) $5,000,000 plus (b) any amounts received to fund regularly scheduled cash interest payments on the Restructuring Notes (or any Additional Notes incurred to refinance such Restructuring Notes) pursuant to Section 6.08(a)(iv) pending use by the Ultimate Parent within 10 Business Days of receipt of such amounts (in accordance with Section 6.08(a)(iv)).

(j) The Ultimate Parent shall continue to make the Ultimate Parent PIK Election during the term of this Agreement.

Section 6.18    Service Company Covenants.    (a) The Ultimate Parent will not permit the Service Company to engage in any business or activity other than the issuance and sale of its Equity Interests, ownership of the outstanding Equity Interests of its Subsidiaries and other assets permitted under Section 6.18(b) and the provision of Shared Services and, in each case, activities incidental thereto.

(b) Subject to the Intercreditor Agreement, the Ultimate Parent will not permit the Service Company to own or acquire any assets (other than the outstanding Equity Interests of its Subsidiaries, assets owned or acquired in connection with the Shared Services, cash and Permitted Investments) or incur any liabilities (other than ordinary course trade payables, employee compensation liabilities (including, without limitation, loans and advances to employees in the ordinary course of business) and other liabilities incurred in the ordinary course in connection with the provision of Shared Services by the Service Company or any Subsidiary of the Service Company pursuant to the terms of the Shared Service Agreement, liabilities under the Loan Documents, the Dex West Loan Documents, the Dex East Loan Documents and the SuperMedia Loan Documents liabilities imposed by law, including Tax liabilities, liabilities under the Shared Services Agreement and other liabilities incidental to the maintenance of its existence and permitted activities).

(c) Subject to the Intercreditor Agreement, the Ultimate Parent will not permit the Service Company to create, incur, assume or permit to exist any Liens on any property or assets now owned or hereafter acquired by it other than:

(i) Permitted Encumbrances;

(ii) Liens securing the RHDI Obligations, the obligations under the Dex West Loan Documents, the obligations under the Dex East Loan Documents and the obligations under the SuperMedia Loan Documents, subject to the Intercreditor Agreement; and

(iii) Liens on fixed or capital assets acquired, constructed or improved by the Service Company; provided that (A) such Liens secure Indebtedness permitted by Section 6.18(d), (B) such Liens and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement, (C) the Indebtedness secured thereby does not exceed the cost of acquiring, constructing or improving such fixed or capital assets and (D) such Liens shall not apply to any other property or assets of such Service Company.

(d) The Ultimate Parent shall not permit the Service Company to in any event incur or permit to exist any Indebtedness for borrowed money other than:

(i) Indebtedness and Attributable Debt of the Service Company incurred to finance the acquisition, construction or improvement of any fixed or capital assets in connection with the provision of Shared Services, including Capital Lease Obligations and extensions, renewals, refinancings and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof (other than by an amount not greater than fees and expenses, including premium and defeasance costs, associated therewith) or result in a decreased average weighted life thereof; provided that such Indebtedness or Attributable Debt is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement; and

(ii) a Guarantee of the RHDI Obligations, the obligations under the Dex West Loan Documents, the obligations under the Dex East Loan Documents and the obligations under the SuperMedia Loan Documents, subject to the Intercreditor Agreement.

(e) The Ultimate Parent will not permit the Service Company to sell, transfer, lease or otherwise dispose of any asset, other than:

(i) sales of assets, the proceeds of which are reinvested within 90 days of such sale in assets of the Service Company related to the provision of Shared Services;

(ii) sales of (x) inventory, (y) used, surplus, obsolete or worn-out equipment and (z) Permitted Investments, in each case in the ordinary course of business;

(iii) sales, transfers and other dispositions pursuant to the Shared Services Transactions;

(iv) the licensing or sublicensing (other than exclusive licenses or sublicenses) of Intellectual Property in the ordinary course of business in a manner that does not, and could not reasonably be expected to, materially interfere with the business of the Ultimate Parent and its Subsidiaries; and

(v) other dispositions of assets (other than Equity Interests in a Subsidiary) not otherwise permitted by this Section 6.18(e); provided, that the aggregate cumulative fair market value of all assets sold, transferred or otherwise disposed of after the Closing Date in reliance upon this clause (v) shall not exceed $1,000,000.

Section 6.19    Dex Media Service Covenant.    The Ultimate Parent will not permit Dex Media Service to engage in any business or activity, or to own or acquire any assets or to incur or permit to exist any Indebtedness or Liens on its property or assets, in each case other than those incidental to pension liabilities arising pursuant to the Dex Media, Inc. Pension Plan.

Section 6.20    Limitation on Activities of the License Subsidiaries.    The Ultimate Parent shall not, directly or indirectly, permit any License Subsidiary to (a) (i) conduct, transact or otherwise engage in, or commit to conduct, transact or otherwise engage in, any business or operations other than ownership of Collateral Trademarks and anything incidental thereto (including filing or registering any application for or registration of Collateral Trademarks and the prosecution, maintenance, renewal or enforcement of Collateral Trademarks) or (ii) take any action, or conduct its affairs in a manner, that could reasonably be expected to result in the separate existence of such License Subsidiary being ignored, or the assets and liabilities of such License Subsidiary being substantively consolidated with those of the Ultimate Parent or any Subsidiary thereof in a bankruptcy, reorganization or other insolvency proceeding, (b) incur, create, assume or suffer to exist any Indebtedness or other liabilities or financial obligations, except (i) Indebtedness evidenced by the Loan Documents, (ii) Indebtedness owed to another Loan Party so long as such Indebtedness is subordinated to the Obligations (or a guarantee thereof), (iii) nonconsensual obligations imposed by operation of law, (iv) obligations with respect to its equity interests, (v) obligations (other than Indebtedness) in the ordinary course of business in the operation of its assets and (vi) the statutory liability of any general partner for the liabilities of the limited partnership in which it is a general partner, (c) breach any provision of, or default in the performance of its obligations under, any License Agreement to which it is a party, (d) without the consent of the two special independent directors or members required by Section 5.15 (but without prejudice to clause (j) of Article VII), (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of any proceeding or petition described in clause (i) of Article VII, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding that would entitle the other party or parties to an order for relief, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing (it being understood and agreed that the consent of such special independent directors or members to any of the actions described in this clause (d) shall not in any manner limit the provisions of Article VII), (e) assign any right, title or interest in or to any current or future Collateral Trademarks to any Person except as otherwise permitted under this Agreement or license any right, title or interest in or to any of the Collateral Trademarks to any Person except to the Ultimate Parent, a Subsidiary of the Ultimate Parent or as otherwise permitted under this Agreement or (f) without the prior written consent of the Administrative Agent, not to be unreasonably withheld, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or liquidate, wind up or dissolve. The Ultimate Parent shall not (x) consent to or vote in favor of (and shall not permit any Subsidiary to consent to or vote in favor of) the incurrence of any Indebtedness by any License Subsidiary (other than Indebtedness permitted pursuant to clause (b)(i) above) or (y) permit the organizational documents of any License Subsidiary, or any License Agreement to which any License Subsidiary is a party, to be amended, supplemented, waived, terminated or otherwise modified in any material respect without the prior written consent of the Administrative Agent, not to be unreasonably withheld.

ARTICLE VII

EVENTS OF DEFAULT

If any of the following events (“Events of Default”) shall occur:

(a) the Borrower shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of five days;

(c) any representation or warranty made or deemed made by or on behalf of any Loan Party in or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, or in any certificate furnished pursuant to or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed made;

(d) the Ultimate Parent or the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02 or 5.04 (with respect to the existence of the Borrower) or in Article VI;

(e) (i) any Shared Collateral Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Section [6.4 or 6.5]40 of the Shared Guarantee and Collateral Agreement or (ii) any Shared Collateral Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Section [6.1, 6.2 or 6.3]41 of the Shared Guarantee and Collateral Agreement, and such failure shall continue unremedied for a period of 30 days after the earlier of (A) knowledge thereof by the Ultimate Parent or any Subsidiary thereof and (B) notice thereof from the Administrative Agent to the Borrower (which notice will be promptly given at the request of any Lender);

(f) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in any Loan Document (other than those specified in clause (a), (b), (d) or (e) of this Article), and such failure shall continue unremedied for a period of 30 days after notice thereof from the Administrative Agent to the Borrower (which notice will promptly be given at the request of any Lender);

(g) the Ultimate Parent or any of its Subsidiaries (other than Dex East, Dex West, SuperMedia and their respective Subsidiaries, but including, for the avoidance of doubt and without limitation, Dex Digital, RHDC, the Service Company, any Newcos, DMI, the Borrower and the Subsidiaries) shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable (after giving effect to any applicable grace period specified in the agreement or instrument governing such Indebtedness);

(h) any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided, that this clause (h) (i) shall not apply to (A) secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing

[40]	Section references to be updated as appropriate based on final Shared Guarantee and Collateral Agreement.
[41]	Section references to be updated as appropriate based on final Shared Guarantee and Collateral Agreement.

such Indebtedness, (B) Optional Repurchases permitted hereunder, (C) refinancings of Indebtedness to the extent permitted by Section 6.01 and (D) Guarantees by the Ultimate Parent and its Subsidiaries of the obligations under the Dex West Loan Documents, the obligations under the Dex East Loan Documents and the obligations under the SuperMedia Loan Documents unless (x) any payment shall have been demanded to be made by, or any other remedy shall have been exercised against, the Ultimate Parent or any of its Subsidiaries (other than Dex East, Dex West, SuperMedia and their respective Subsidiaries) or their respective assets in respect of such Guarantees and (y) the obligations under the Dex West Loan Documents, the Dex East Loan Documents or the SuperMedia Loan Documents, as the case may be, shall have been accelerated and (ii) shall give effect to any notice required or grace period provided in the agreement or instrument governing such relevant Material Indebtedness, but shall not give effect to any waiver granted by the holders of such relevant Material Indebtedness after the giving of such notice or during such applicable grace period;

(i) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Ultimate Parent, any Material Ultimate Parent Subsidiary, the Service Company, the Borrower or any Material Subsidiary or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Ultimate Parent, any Material Ultimate Parent Subsidiary, the Service Company, the Borrower or any Material Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(j) the Ultimate Parent, any Material Ultimate Parent Subsidiary, the Service Company, the Borrower or any Material Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of any proceeding or petition described in clause (i) of this Article, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Ultimate Parent, any Material Ultimate Parent Subsidiary, the Service Company, the Borrower or any Material Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding that would entitle the other party or parties to an order for relief, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(k) one or more judgments for the payment of money in an aggregate amount in excess of $25,000,000 (net of amounts covered by insurance) shall be rendered against the Ultimate Parent or any of its Subsidiaries (other than Dex East, Dex West, SuperMedia and their respective Subsidiaries, but including, for the avoidance of doubt and without limitation, Dex Digital, RHDC, the Service Company, Dex Media Service, any Newcos, the Borrower and the Subsidiaries) or any combination thereof and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Ultimate Parent or any of its Subsidiaries (other than Dex East, Dex West, SuperMedia and their respective Subsidiaries, but including, for the avoidance of doubt and without limitation, Dex Digital, RHDC, the Service Company, Dex Media Service, any Newcos, DMI, the Borrower and the Subsidiaries) to enforce any such judgment;

(l) (i) an ERISA Event shall have occurred, (ii) a trustee shall be appointed by a United States district court to administer any Plan(s), (iii) the PBGC shall institute proceedings to terminate any Plan, or (iv) any Loan Party or ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that it has incurred or will be assessed Withdrawal Liability to such Multiemployer Plan and such entity does not have reasonable grounds for contesting such Withdrawal Liability in a timely and appropriate manner; and in each cases (i) through (iv) above, such event or condition, in the opinion of the Required Lenders, when taken together with all other such events or conditions, if any, could reasonably be expected to result in a Material Adverse Effect;

(m) any Lien purported to be created under any Security Document or Shared Collateral Security Document shall cease to be, or shall be asserted by any Loan Party not to be, a valid and perfected Lien on any Collateral having, in the aggregate, a value in excess of $10,000,000, with the priority required by the applicable Security Document or Shared Collateral Security Document, except (i) as a result of the sale or other disposition of the applicable Collateral in a transaction permitted under the Loan Documents or (ii) as a result of the Agent’s or the Shared Collateral Agent’s failure to maintain possession of any stock certificates, promissory notes or other instruments delivered to it under the Collateral Agreements;

(n) a Change in Control shall occur;

(o) any guarantee under the Collateral Agreements for any reason shall cease to be in full force and effect (other than in accordance with its terms), or any Guarantor shall assert in writing that the Collateral Agreements or any guarantee thereunder has ceased to be or is not enforceable;

(p) the Intercreditor Agreement or any material portion thereof for any reason shall cease to be in full force and effect, or any Loan Party or any Affiliate of any Loan Party shall assert any of the foregoing;

(q) the Subordinated Guarantee Agreement or any material portion thereof for any reason shall cease to be in full force and effect, or any Loan Party or any Affiliate of any Loan Party shall assert any of the foregoing;

(r) the commencement of enforcement actions under the Shared Guarantee and Collateral Agreement with respect to any Shared Collateral Loan Party party thereto;

(s) the commencement of enforcement actions under the Shared Services Agreement or the occurrence of an event that permits the Service Company to terminate the Shared Services Agreement with respect to any Client Company (as defined in the Shared Services Agreement) and such event continues unremedied for a period of three days;

(t) the failure of the Borrower to receive any payment under either Tax Sharing Agreement when due and such failure continues unremedied for a period of three days;

(u) any License Agreement, Master IP License Agreement or any escrow arrangement with respect to the Escrow Materials entered into pursuant to this Agreement shall be terminated (other than upon the expiration of any of the respective terms thereof), cease to be effective or cease to be the legally valid, binding and enforceable obligation in any material respect of any party thereto; or

(v) either Tax Sharing Agreement shall be terminated (other than upon expiration of the term thereof), cease to be effective or cease to be the legally valid, binding and enforceable obligation in any material respect of any party thereto.

then, and in every such event (other than an event with respect to the Borrower described in clause (i) or (j) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may with the consent of the Required Lenders, and at the request of the Required Lenders shall, by notice to the Borrower, declare the Loans then outstanding to be due and payable in whole, and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event with respect to the Borrower described in clause (i) or (j) of this Article, the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

ARTICLE VIII

THE AGENT

Each of the Lenders hereby irrevocably appoints the Agent as its agent and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto.

The bank serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if it were not the Agent hereunder.

The Agent shall not have any duties or obligations except those expressly set forth in the Loan Documents. Without limiting the generality of the foregoing, (a) the Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Loan Documents that the Agent is required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02), and (c) except as expressly set forth in the Loan Documents, the Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Ultimate Parent, the Borrower or any of its Subsidiaries that is communicated to or obtained by the bank serving as Agent or any of its Affiliates in any capacity (other than as Agent). The Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02) or in the absence of its own gross negligence or willful misconduct. The Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to the Agent by the Borrower or a Lender, and the Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Agent.

The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. The Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by the Agent. The Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of each Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.

Subject to the appointment and acceptance of a successor to the Agent as provided in this paragraph, the Agent may resign at any time by notifying the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right, with the consent of the Borrower (such consent not to be unreasonably withheld or delayed and such consent not to be required if an Event of Default under clause (a), (b), (i) or (j) of Article VII has occurred and is continuing), to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent which shall be a bank with an office in New York, New York, or an Affiliate of any such bank. Upon the acceptance of its appointment as Agent and Collateral Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the Agent’s resignation hereunder, the provisions of this Article and Section 9.03 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Agent.

Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or related agreement or any document furnished hereunder or thereunder.

The Arrangers and Syndication Agent shall be entitled to the benefits of this Article VIII.

ARTICLE IX

MISCELLANEOUS

Section 9.01    Notices.    (a) Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(i) if to the Ultimate Parent or the Borrower, to it at R.H. Donnelley Inc., Inc., 1001 Winstead Drive, Cary, North Carolina, 27513, Attention of General Counsel (Telecopy No. (919) 297-1518);

(ii) if to the Agent, to Deutsche Bank Trust Company Americas, Global Loan Operations, DB Services New Jersey Inc., 5022 Gate Parkway, Bldg. 200, Jacksonville, Florida 32256, Attention of Lee Schmerin (Telecopy No. (904) 520-5353), with a copy to Deutsche Bank Trust Company Americas, 60 Wall Street, New York, New York 10005, Attention of Benjamin Souh (Telecopy (646) 502-4257); and

(iii) if to any other Lender, to it at its address (or telecopy number) set forth in its Administrative Questionnaire.

(b) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided, that the foregoing shall not apply to notices pursuant to Article II unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(c) Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

Section 9.02    Waivers; Amendments.    (a) No failure or delay by the Agent or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Agent and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Default, regardless of whether the Agent or any Lender may have had notice or knowledge of such Default at the time.

(b) Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except (x) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Ultimate Parent, the Borrower and the Required Lenders, (y) in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Agent or the Shared Collateral Agent, as applicable, and the Loan Party or Loan Parties that are parties thereto, in each case with the consent of the Required Lenders, or (z) in the case of this Agreement or any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Loan Party or Loan Parties subject to such Loan Document, the Agent and, as applicable, the Shared Collateral Agent, to cure any ambiguity, omission, defect or inconsistency; provided that any such agreement to waive, amend or modify this Agreement or any other Loan Document or any provision hereof or thereof pursuant to the foregoing clause (z) shall also be made to the Dex East Credit Agreement or the Dex East Loan Documents, the Dex West Credit Agreement or the Dex West Loan Documents or the SuperMedia Credit Agreement or SuperMedia Loan Documents, as applicable; provided, further, that no such agreement shall (i) reduce the principal amount of any Loan held by any Lender or reduce the rate of interest thereon, or reduce any fees payable to any Lender hereunder, without the written consent of such Lender, (ii) postpone the maturity of any Lender’s Loan, or any scheduled date of payment of the principal amount of any Lender’s Loan under Section 2.05, or any date for the payment of any interest or fees payable to any Lender hereunder, or reduce the amount of, waive or excuse any such payment, without the written consent of such Lender, (iii) change Section 2.13(b) or (c) in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender, (iv) change any of the provisions of this Section or the definition of “Required Lenders” or any other provision of any Loan Document specifying the number or percentage of Lenders required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender, (v) except as provided by Section 9.14, release any Guarantor from its Guarantee under a Collateral Agreement, Newco Subordinated Guarantee or other applicable Security Document or Shared Collateral Security Document (except as expressly provided in the applicable Collateral Agreement, Newco Subordinated Guarantee or other Security Document or Shared Collateral Security Document), or limit its liability in respect of such Guarantee, without the written consent of each Lender, (vi) release all or substantially all of the Collateral from the Liens of the Security Documents and Shared Collateral Security Documents, without the written consent of each Lender; provided, further, that no such agreement shall amend, modify or otherwise affect the rights or duties of the Agent without the prior written consent of the Agent. Notwithstanding the foregoing, any provision of this Agreement may be amended by an agreement in writing entered into by the Ultimate Parent, the Borrower, the Required Lenders and the Agent if at

the time such amendment becomes effective, each Lender not consenting thereto receives payment in full of the principal of and interest accrued on each Loan made by it and all other amounts owing to it or accrued for its account under this Agreement.

(c) If, in connection with any proposed change, waiver, discharge or termination of or to any of the provisions of this Agreement as contemplated by clauses (i) through (vi), inclusive, of the second proviso to Section 9.02(b), the consent of Lenders having Loans representing more than 66-2/3% of the sum of the total outstanding Loans at such time is obtained but the consent of one or more of such other Lenders whose consent is required is not obtained, then the Borrower shall have the right, so long as all non-consenting Lenders whose individual consent is required are treated as described in either clause (i) or (ii) below, to either (i) replace each such non-consenting Lender or Lenders with one or more assignees pursuant to, and with the effect of an assignment under, Section 2.14 so long as at the time of such replacement, each such assignee consents to the proposed change, waiver, discharge or termination or (ii) repay the outstanding Loans of such Lender that gave rise to the need to obtain such Lender’s consent; provided (A) that, unless the Loans that are repaid pursuant to the preceding clause (ii) are immediately replaced in full at such time through the addition of new Lenders or the increase of the outstanding Loans of existing Lenders (who in each case must specifically consent thereto), then in the case of any action pursuant to the preceding clause (ii), Lenders having Loans representing more than 66-2/3% of the sum of the total outstanding Loans at such time (determined after giving effect to the proposed action) shall specifically consent thereto and (B) any such replacement or termination transaction described above shall be effective on the date notice is given of the relevant transaction and shall have a settlement date no earlier than five Business Days and no later than 90 days after the relevant transaction.

Section 9.03    Expenses; Indemnity; Damage Waiver.    (a) The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Agent, the Arrangers and their Affiliates, including the reasonable fees, charges and disbursements of (a) a single transaction and documentation counsel for the Agent and the Arrangers and (b) such other local counsel and special counsel as may be required in the reasonable judgment of the Agent and the Arrangers, in connection with the preparation and administration of the Loan Documents or any amendments, modifications or waivers of the provisions thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all out-of-pocket expenses incurred by the Agent, the Arrangers or any Lender, (including the fees, charges and disbursements of (a) a single transaction and documentation counsel for the Agent, the Arrangers and any Lender and (b) such other local counsel and special counsel as may be required in the reasonable judgment of the Agent and the Arrangers) in connection with documentary taxes or the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans and (iii) all other reasonable out-of-pocket expenses as may be separately agreed with the Administrative Agent.

(b) The Borrower shall indemnify the Agent, the Arrangers and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of (a) a single transaction and documentation counsel for any Indemnitee and (b) such other local counsel and special counsel as may be required in the reasonable judgment of the Agent and the Arrangers, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of any Loan Document or any other agreement or instrument contemplated hereby, the performance by the parties to the Loan Documents of their respective obligations thereunder or the consummation of the Transactions or any other transactions contemplated hereby, (ii) any Loan or the use of the proceeds therefrom, (iii) any actual or alleged presence or Release of Hazardous Materials on or from any Mortgaged Property or any other property currently or formerly owned or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.

(c) To the extent that the Borrower fails to pay any amount required to be paid by it to the Agent under paragraph (a) or (b) of this Section, but without affecting the Borrower’s obligations thereunder, each Lender severally agrees to pay to the Agent such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent in its capacity as such. For purposes hereof, a Lender’s “pro rata share” shall be determined based upon its share of the sum of the total outstanding Loans at the time.

(d) To the extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions or any Loan or the use of the proceeds thereof.

(e) All amounts due under this Section shall be payable not later than 10 days after written demand therefor.

Section 9.04    Successors and Assigns.    (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees (other than the Borrower or its Affiliates or Subsidiaries) all or a portion of its rights and obligations under this Agreement (including all or a portion of the Loans at the time owing to it), with the prior written consent (such consent not to be unreasonably withheld or delayed) of:

(A) the Borrower, provided that no consent of the Borrower shall be required (x) for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund (as defined below) or, (y) if an Event of Default has occurred and is continuing, any other assignee; and

(B) the Administrative Agent, provided that no consent of the Administrative Agent shall be required for an assignment of Loans to an assignee that is a Lender immediately prior to giving effect to such assignment, an Affiliate of a Lender or an Approved Fund.

(ii) Assignments shall be subject to the following conditions:

(A) except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Loan, the amount of the Loan of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $1,000,000, in each case unless each of the Borrower and the Administrative Agent otherwise consent, provided that no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 (it being understood that only a single processing and recordation fee of $3,500 will be payable with respect to any multiple assignments to or by a Lender, an Affiliate of a Lender or an Approved Fund pursuant to clause (ii)(A) above, each of which is individually less than $1,000,000, that are simultaneously consummated); and

(D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

For purposes of this Section 9.04, the term “Approved Fund” has the following meaning:

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) any entity or an Affiliate of an entity that administers, advises or manages a Lender.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.10, 2.11, 2.12 and 9.03). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time, which register shall indicate that each lender is entitled to interest paid with respect to such Loans (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c) (i) Any Lender may, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of the Loans owing to it); provided, that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the second proviso to Section 9.02(b) that affects such Participant. Subject to paragraph (c)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.10, 2.11 and 2.12 (subject to the requirements and limitations therein, including the requirements under Section 2.12(e) (it being understood that the documentation required under Section 2.12(e) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.13(c) as though it were a Lender.

(ii) A Participant shall not be entitled to receive any greater payment under Section 2.10 or 2.12 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent.

(iii) Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”). The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

Section 9.05    Survival.    All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid. The provisions of Sections 2.10, 2.11, 2.12 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans or the termination of this Agreement or any provision hereof.

Section 9.06    Counterparts; Integration; Effectiveness.    This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent and the Arrangers constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall become effective when the conditions set forth in Section 4.01 hereof shall have been satisfied, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

Delivery of an executed counterpart of a signature page of this Agreement by telecopy or email transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.07    Severability.    Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 9.08    Right of Setoff.    If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

Section 9.09    Governing Law; Jurisdiction; Consent to Service of Process.    (a) This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(b) Each of the Ultimate Parent and the Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against the Ultimate Parent, the Borrower or its properties in the courts of any jurisdiction.

(c) Each of the Ultimate Parent and the Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) [After the Closing Date, the Bankruptcy Court’s retention of jurisdiction shall not govern the interpretation or enforcement of the Loan Documents or any rights or remedies related thereto.]42

(e) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 9.10    WAIVER OF JURY TRIAL.    EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING

[42]	To be included if applicable

TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.11    Headings.    Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

Section 9.12    Confidentiality.    Each of the Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates’ directors, officers, partners, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions at least as restrictive as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (ii) any pledgee referred to in Section 9.04(d), (iii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations or (iv) any credit insurance provider relating to the Borrower and its Obligations, (g) with the consent of the Borrower or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Agent or any Lender on a nonconfidential basis from a source other than the Ultimate Parent or any Subsidiary thereof. For the purposes of this Section, “Information” means all information received from the Ultimate Parent or any Subsidiary thereof relating to the Ultimate Parent or any Subsidiary thereof or its business, other than any such information that is available to the Agent or any Lender on a nonconfidential basis prior to disclosure by the Ultimate Parent or any Subsidiary thereof; provided, that, in the case of information received from the Ultimate Parent or any Subsidiary thereof after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to confidential information of its other customers.

Each Lender acknowledges that information furnished to it pursuant to this Agreement or the other Loan Documents may include material non-public information concerning the Borrower and its Affiliates and their related parties or their respective securities, and confirms that it has developed compliance procedures regarding the use of material non-public information and that it will handle such material non-public information in accordance with those procedures and applicable law, including Federal and state securities laws.

All information, including requests for waivers and amendments, furnished by the Borrower or its Affiliates or the Administrative Agent pursuant to, or in the course of administering, this Agreement or the other Loan Documents will be syndicate-level information, which may contain material non-public information about the Borrower and its Affiliates and their related parties or their respective securities. Accordingly, each Lender represents to the Borrower and the Administrative Agent that it has identified in its Administrative Questionnaire a credit contact who may receive information that may contain material non-public information in accordance with its compliance procedures and applicable law, including Federal and state securities laws.

Section 9.13    Interest Rate Limitation.     Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

Section 9.14    Termination or Release.    (a) At such time as the Loans, all accrued interest and fees under this Agreement, and all other obligations of the RHDI Loan Parties under the Loan Documents (other than obligations under Sections 2.10, 2.11, 2.12 and 9.03 that are not then due and payable) shall have been paid in full in cash, (i) the Collateral shall be released from the Liens created by the Security Documents and with respect to the RHDI Obligations, the Shared Collateral Security Documents and (ii) the obligations (other than those expressly stated to survive termination) of the Agent and each Loan Party under the Security Documents and, with respect to the RHDI Obligations, the Shared Collateral Security Documents shall terminate, all without delivery of any instrument or performance of any act by any Person.

(b) A Subsidiary Loan Party shall automatically be released from its obligations under the Guarantee and Collateral Agreement and the security interests in the Collateral of such Subsidiary Loan Party shall be automatically released upon the consummation of any transaction permitted by this Agreement as a result of which such Subsidiary Loan Party ceases to be a Subsidiary of the Borrower.

(c) Upon any sale or other transfer by any RHDI Loan Party of any Collateral that is permitted under this Agreement to any Person that is not a RHDI Loan Party, or upon the effectiveness of any written consent to the release of the security interest granted by the Guarantee and Collateral Agreement or any other Loan Document in any Collateral of the RHDI Loan Parties pursuant to Section 9.02 of this Agreement, the security interest in such Collateral granted by the Guarantee and Collateral Agreement and the other Loan Documents shall be automatically released (it being understood that, in the case of a sale or other transfer to a Shared Collateral Loan Party, such Collateral shall become subject to a security interest in favor of the Shared Collateral Agent as to the extent set forth in the Shared Collateral Security Documents upon the consummation of such sale or other transfer).

(d) In connection with any termination or release pursuant to paragraph (a), (b) or (c) of this Section 9.14, the Collateral Agent shall execute and deliver to any Loan Party at such Loan Party’s expense all documents that such Loan Party shall reasonably request to evidence such termination or release. Any execution and delivery of documents pursuant to this Section 9.14 shall be without recourse to or warranty by the Collateral Agent or any Lender.

Section 9.15    USA Patriot Act.    Each Lender hereby notifies the Ultimate Parent and the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “USA Patriot Act”), it is required to obtain, verify and record information that identifies the Ultimate Parent and the Borrower, which information includes the name and address of the Ultimate Parent and the Borrower and other information that will allow such Lender to identify the Ultimate Parent and the Borrower in accordance with the USA Patriot Act.

Section 9.16    Intercreditor Agreement.     Each Lender agrees that it will be bound by, and shall take no actions contrary to, the provisions of the Intercreditor Agreement or any intercreditor agreement entered into in connection with any Newco Subordinated Guarantee and authorizes the Agent to enter into the Intercreditor

Agreement and any intercreditor agreement to be entered into in connection with any Newco Subordinated Guarantee (which shall be in form and substance reasonably satisfactory to the Agent) on its behalf.

Section 9.17    Amendment and Restatement.    On the Closing Date, the Existing Credit Agreement will be automatically amended and restated in its entirety to read in full as set forth herein, and all of the provisions of this Agreement which were previously not effective or enforceable shall become effective and enforceable. Notwithstanding anything to the contrary herein, subject to the satisfaction (or waiver) of the conditions set forth in Section 4.01, the Lenders hereby waive, and shall be deemed to have waived, each Default and Event of Default under (and as defined in) the Existing Credit Agreement in existence as of the Closing Date to the extent (i) arising out of the commencement of the Chapter 11 Cases or (ii) such Default or Event of Default otherwise shall have occurred and be continuing based on facts known to the Administrative Agent and the Lenders as of the Closing Date.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

NEWDEX, INC.

By:
Name:
Title:

R.H. DONNELLEY INC.

By:
Name:
Title:

Signature Page to the Dex Media East Credit Agreement

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Administrative Agent and Collateral Agent, and as a Lender

By:
Name:
Title:

By:
Name:
Title:

Signature Page to the Dex Media East Credit Agreement

EXHIBIT D

MERGER AGREEMENT

APPENDIX G

IN THE UNITED STATES BANKRUPTCY COURT FOR THE DISTRICT OF DELAWARE

)
In re:	)	Chapter 11
)
SUPERMEDIA INC., et al.,[1]	)	Case No. 13-[ ] ([ ])
)
Debtors.	)	Joint Administration Requested
)

DEBTORS’ JOINT PREPACKAGED CHAPTER 11 PLAN

THIS CHAPTER 11 PLAN IS BEING SOLICITED FOR ACCEPTANCE OR REJECTION IN ACCORDANCE WITH SECTION 1125 AND WITHIN THE MEANING OF SECTION 1126 OF THE BANKRUPTCY CODE, 11 U.S.C. §§ 1125, 1126. THIS CHAPTER 11 PLAN WILL BE SUBMITTED TO THE BANKRUPTCY COURT FOR APPROVAL FOLLOWING SOLICITATION AND THE DEBTORS’ FILING FOR CHAPTER 11 BANKRUPTCY.

CLEARY GOTTLIEB STEEN & HAMILTON LLP	YOUNG CONAWAY STARGATT & TAYLOR, LLP
Sean A. O’Neal	Pauline K. Morgan
One Liberty Plaza	Rodney Square
New York, New York 10006	1000 North King Street
Telephone: (212) 225-2000	Wilmington, Delaware 19801
Facsimile: (212) 225-3999	Telephone: (302) 571-6600
Facsimile: (302) 571-1253

Proposed Co-Counsel to the Debtors and Debtors in Possession

Dated: February 8, 2013

[1]	The Debtors, together with the last four digits of each of the Debtors’ federal tax identification number, are: SuperMedia Inc. (5175), SuperMedia LLC (6092), SuperMedia Services Inc. (2834) and SuperMedia Sales Inc. (4411). For the purpose of these chapter 11 cases, the service address for the Debtors is: 2200 West Airfield Drive, P.O. Box 619810, D/FW Airport, Texas, 75261.

G-i

Page

ARTICLE VII PROCEDURES FOR RESOLVING DISPUTED CLAIMS AND INTERESTS		G-23

7.1	Disputed Claims Process	G-23
7.2	Prosecution of Objections to Claims and Interests	G-24
7.3	No Interest	G-24
7.4	Disallowance of Claims and Interests	G-24

ARTICLE VIII EFFECT OF CONFIRMATION OF THE PLAN		G-24

8.1	Discharge of Claims and Termination of Interests	G-24
8.2	Releases by the Debtors	G-25
8.3	Releases by Holders of Claims and Interests	G-25
8.4	Exculpation	G-26
8.5	Injunction	G-26
8.6	Protection Against Discriminatory Treatment	G-27
8.7	Indemnification	G-27
8.8	Recoupment	G-27
8.9	Release of Liens	G-27
8.10	Reimbursement or Contribution	G-27

ARTICLE IX CONDITIONS PRECEDENT TO THE EFFECTIVE DATE		G-28

9.1	Conditions Precedent to the Effective Date. It shall be a condition to the Effective Date that the following conditions shall have been satisfied or waived pursuant to Section 9.2:	G-28
9.2	Waiver of Conditions Precedent	G-28
9.3	Effect of Non-Occurrence of Conditions to Consummation	G-28

ARTICLE X MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN		G-28

10.1	Modification of Plan	G-28
10.2	Revocation or Withdrawal of Plan	G-29
10.3	Confirmation of the Plan	G-29

ARTICLE XI RETENTION OF JURISDICTION		G-29

ARTICLE XII MISCELLANEOUS PROVISIONS		G-31

12.1	Additional Documents	G-31
12.2	Payment of Statutory Fees	G-31
12.3	Reservation of Rights	G-31
12.4	Successors and Assigns	G-31
12.5	Service of Documents	G-31
12.6	Term of Injunctions or Stays	G-32
12.7	Entire Agreement	G-32
12.8	Plan Supplement Exhibits	G-32
12.9	Non-Severability	G-33

G-ii

LIST OF EXHIBITS

Exhibit A	Merger Agreement
Exhibit B	Amended and Restated SuperMedia Secured Credit Agreement

G-iii

INTRODUCTION

SuperMedia and its Debtor subsidiaries in the above-captioned chapter 11 cases jointly propose this Plan. Although proposed jointly for administrative purposes, the Plan constitutes a separate Plan for each Debtor for the resolution of outstanding claims against and interests in each Debtor pursuant to the Bankruptcy Code. The Debtors and Dex One and its subsidiaries seek to consummate the Merger on the Effective Date of the Plan. Each Debtor is a proponent of the Plan within the meaning of section 1129 of the Bankruptcy Code. The classifications of claims and interests set forth in ARTICLE III shall be deemed to apply separately with respect to each Plan proposed by each Debtor, as applicable. The Plan contemplates no substantive consolidation of any of the Debtors. Reference is made to the Disclosure Statement for a discussion of the debtors’ history, business, properties and operations, projections, risk factors, a summary and analysis of this Plan, the Merger and certain related matters.

ARTICLE I

DEFINED TERMS, RULES OF INTERPRETATION,

COMPUTATION OF TIME, GOVERNING LAW, AND OTHER REFERENCES

1.1    Defined Terms

1.    “Administrative Claim” means a Claim for costs and expenses of administration of the Chapter 11 Cases pursuant to sections 503(b), 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred on or after the Petition Date until and including the Effective Date of preserving the Estates and operating the businesses of the Debtors; (b) Allowed Professional Claims; and (c) all fees and charges assessed against the Estates pursuant to section 1930 of chapter 123 of title 28 of the United States Code.

2.    “Affiliate” has the meaning set forth in section 101(2) of the Bankruptcy Code.

3.    “Allowed” means as to a Claim or an Interest, a Claim or an Interest allowed under the Plan, under the Bankruptcy Code, as applicable, or by a Final Order.

4.    “Amended and Restated SuperMedia Secured Credit Agreement” means the Amended and Restated Loan Agreement by and among SuperMedia Inc., as borrower thereunder, certain lender financial institutions from time to time party thereto, and JPMorgan Chase Bank, N.A., in its capacity as administrative agent and collateral agent thereunder, to be effective on the Effective Date, in form and substance reasonably satisfactory to the SuperMedia Administrative Agent and the Majority Documentation Lenders and in substantially the form attached to the Plan as Exhibit B.

5.    “Amended and Restated SuperMedia Secured Credit Documents” means, collectively, the Amended and Restated SuperMedia Secured Credit Agreement, each of the other Loan Documents (as defined in the Amended and Restated SuperMedia Secured Credit Agreement) and all other agreements, documents and instruments delivered or entered into in connection therewith (including any guarantee agreements, pledge and collateral agreements, intercreditor agreements and other security documents).

6.    “Avoidance Actions” means any and all avoidance, recovery, subordination, or other claims, actions, or remedies that may be brought by or on behalf of the Debtors or their Estates or other authorized parties in interest under the Bankruptcy Code or applicable non-bankruptcy law, including actions or remedies under sections 502, 510, 542, 544, 545, and 547 through and including 553 of the Bankruptcy Code.

7.    “Bankruptcy Code” means Title 11 of the United States Code, 11 U.S.C. §§ 101–1532, as may be amended from time to time.

8.    “Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware or such other court having jurisdiction over the Chapter 11 Cases.

9.    “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, 28 U.S.C. § 2075, as applicable to the Chapter 11 Cases and the general, local, and chambers rules of the Bankruptcy Court.

10.    “Business Day” means any day, other than a Saturday, Sunday, or a legal holiday, as defined in Bankruptcy Rule 9006(a).

11.    “Cash” means the legal tender of the United States of America or the equivalent thereof, including bank deposits and checks.

12.    “Causes of Action” means any and all claims, actions, causes of action, choses in action, suits, debts, damages, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, judgments, remedies, rights of set-off, third-party claims, subrogation claims, contribution claims, reimbursement claims, indemnity claims, counterclaims, and crossclaims (including all claims and any avoidance, recovery, subordination, or other actions against Insiders and/or any other Entities under the Bankruptcy Code, including Avoidance Actions) of any of the Debtors, the debtors in possession, and/or the Estates (including those actions set forth in the Plan Supplement), whether known or unknown, liquidated or unliquidated, fixed or contingent, matured or unmatured, disputed or undisputed, that are or may be pending on the Effective Date or commenced by the Reorganized Debtors after the Effective Date against any Entity, based in law or equity, including under the Bankruptcy Code, whether direct, indirect, derivative, or otherwise and whether asserted or unasserted as of the date of entry of the Confirmation Order.

13.    “Certificate” means any instrument evidencing a Claim or an Interest, provided, “Certificate” includes no instrument issued pursuant to, or evidencing a Claim under the SuperMedia Secured Credit Agreement.

14.    “Chapter 11 Cases” means the procedurally consolidated chapter 11 cases pending for the Debtors in the Bankruptcy Court.

15.    “Claim” has the meaning set forth in section 101(5) of the Bankruptcy Code.

16.    “Claims and Solicitation Agent” means the claims and solicitation agent the Debtors may retain in the Chapter 11 Cases pursuant to order of the Bankruptcy Court.

17.    “Claims Register” means the official register of Claims against or Interests in the Debtors maintained by the Claims and Solicitation Agent.

18.    “Class” means a category of holders of Claims or Interests under section 1122(a) of the Bankruptcy Code.

19.    “Confirmation” means the entry of the Confirmation Order on the docket of the Chapter 11 Cases.

20.    “Confirmation Date” means the date on which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases within the meaning of Bankruptcy Rules 5003 and 9021.

21.    “Confirmation Hearing” means the hearing(s) before the Bankruptcy Court under section 1128 of the Bankruptcy Code at which the Debtors seek entry of the Confirmation Order.

22.    “Confirmation Order” means the order of the Bankruptcy Court confirming the Plan under section 1129 of the Bankruptcy Code and approving the Lender Disclosure Statement and the Shareholder Disclosure Statement, which order shall be in form and substance reasonably satisfactory to the SuperMedia Administrative Agent.

23.    “Consummation” means the occurrence of the Effective Date.

24.    “Creditor” has the meaning set forth in section 101(10) of the Bankruptcy Code.

25.    “Cure” means a Claim (unless waived or modified by the applicable counterparty) based upon a Debtor’s defaults under an Executory Contract or Unexpired Lease assumed by such Debtor under section 365 of the Bankruptcy Code, other than a default which is not required to be cured pursuant to section 365(b)(2) of the Bankruptcy Code.

26.    “Debtors” means, collectively, each of the following: SuperMedia Inc., SuperMedia LLC, SuperMedia Services Inc. and SuperMedia Sales Inc.

27.    “Designated Employee Benefit Plans” means the employee benefit plans designated by the Dex One Debtors, with the consent of the Debtors, on or before the Effective Date.

28.    “Dex One” means Dex One Corporation.

29.    “Dex One Chapter 11 Cases” means the procedurally consolidated chapter 11 cases, if any, filed by the Dex One Debtors in the Bankruptcy Court in accordance with the Dex One Support Agreement and Merger Agreement.

30.    “Dex One Confirmation Order” means the order of the Bankruptcy Court confirming the Dex One Plan under section 1129 of the Bankruptcy Code and approving the Dex One Disclosure Statement in the Dex One Chapter 11 Cases.

31.    “Dex One Debtors” means, collectively, if Dex One and certain of its subsidiaries file the Dex One Chapter 11 Cases, each of the following: Dex One; Dex Media, Inc.; Dex Media East, Inc.; Dex Media West, Inc.; Dex Media Service LLC; Dex One Digital, Inc.; Dex One Service, Inc.; R.H. Donnelley Inc.; R.H. Donnelley APIL, Inc.; R.H. Donnelley Corporation; Newdex, Inc.; and Spruce Acquisition Sub, Inc.

32.    “Dex One Plan” means the chapter 11 plan filed in the Dex One Chapter 11 Cases in accordance with the Dex One Support Agreement and Merger Agreement.

33.    “Dex One Support Agreement” means the Support and Limited Waiver Agreement, dated as of December 5, 2012, by and among the Dex One Debtors, Deutsche Bank Trust Company Americas and JPMorgan Chase Bank, N.A. in their respective capacities as administrative agents and collateral agents under certain senior secured credit agreements to which various of the Dex One Debtors are party and certain lenders under such credit agreements from time to time party to such Support Agreement and Limited Waiver Agreement.

34.    “Disclosure Statement” means either the Lender Disclosure Statement or the Shareholder Disclosure Statement, as applicable.

35.    “Disputed” means, as to a Claim or an Interest, a Claim or an Interest: (a) that is not Allowed; (b) that is not disallowed under the Plan, the Bankruptcy Code, as applicable, or a Final Order; or (c) with respect to which a party in interest has filed a proof of claim or otherwise made a written request to a Debtor for payment, without any further notice to or action, order or approval of the Bankruptcy Court.

36.    “Distribution Agent” means Newdex or any Entity Newdex selects to make or to facilitate distributions in accordance with the Plan.

37.    “Distribution Date” means, except as otherwise set forth herein, the date or dates determined by the Debtors or Newdex, in their sole discretion, on or after the Effective Date, upon which the Distribution Agent shall make distributions to holders of Allowed Claims and Interests entitled to receive distributions under the Plan; provided that Distribution Dates shall occur no less frequently than every 30 days after the Effective Date, as necessary.

38.    “Distribution Record Date” means the date that is three Business Days after entry of the Confirmation Order.

39.    “Effective Date” means the date that is the first Business Day after the Confirmation Date on which all conditions precedent to the occurrence of the Effective Date set forth in Section 9.1 have been satisfied or waived in accordance with Section 9.2.

40.    “Entity” has the meaning set forth in section 101(15) of the Bankruptcy Code.

41.    “Equity Security” has the meaning set forth in section 101(16) of the Bankruptcy Code.

42.    “Estate” means the bankruptcy estate of any Debtor created under sections 301 and 541 of the Bankruptcy Code upon the commencement of the Chapter 11 Cases.

43.    “Exculpated Claim” means any Claim related to any act or omission in connection with, relating to, or arising out of the Debtors’ in court or out-of-court efforts to implement the Transaction, the Chapter 11 Cases, the SuperMedia Support Agreement, the formulation, preparation, solicitation, dissemination, negotiation, or filing of the Lender Disclosure Statement, the Shareholder Disclosure Statement or Plan or any contract, instrument, release, or other agreement or document created or entered into in connection with or pursuant to the SuperMedia Support Agreement, the Disclosure Statement or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, or the distribution of property under the Plan.

44.    “Exculpated Party” means each of the following in its capacity as such: (a) the Debtors; (b) the Reorganized Debtors; (c) the Dex One Debtors; (d) the SuperMedia Secured Lenders and SuperMedia Administrative Agent; and (e) with respect to each of the foregoing Entities in clauses (a) through (d), such Entity’s successors and assigns and current and former affiliates, subsidiaries, officers, directors, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other Professionals.

45.    “Executory Contract” means a contract or lease to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

46.    “Final Decree” means the decree contemplated under Bankruptcy Rule 3022.

47.    “Final Order” means, as applicable, an order or judgment of the Bankruptcy Court or other court of competent jurisdiction with respect to the relevant subject matter, which has not been reversed, stayed, modified, or amended, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the order or judgment could be appealed or from which certiorari could be sought or the new trial, reargument, or rehearing shall have been denied, resulted in no modification of such order, or has otherwise been dismissed with prejudice.

48.    “General Unsecured Claim” means any Claim other than an Administrative Claim, a Professional Claim, a Secured Tax Claim, an Other Secured Claim, a Priority Tax Claim, an Other Priority Claim, a SuperMedia Secured Credit Agreement Claim, and a Section 510(b) Claim.

49.    “Governmental Unit” has the meaning set forth in section 101(27) of the Bankruptcy Code.

50.    “Impaired” means, with respect to any Class of Claims or Interests, a Claim or an Interest that is not Unimpaired.

51.    “Insider” has the meaning set forth in section 101(31) of the Bankruptcy Code.

52.    “Intercompany Contract” means a contract between or among two or more Debtors or a contract between or among one or more Affiliates and one or more Debtors.

53.    “Intercompany Interest” means an Interest held by a Debtor or an Affiliate.

54.    “Interest” means any Equity Security of a Debtor existing immediately prior to the Effective Date.

55.    “Lender Disclosure Statement” means the disclosure statement for the Plan provided to the SuperMedia Secured Lenders as may be amended, supplemented, or modified from time to time, including all exhibits and schedules thereto, to be approved by the Confirmation Order.

56.    “Lien” has the meaning set forth in section 101(37) of the Bankruptcy Code.

57.    “Majority Documentation Lenders” means, if the SuperMedia Support Agreement has not been terminated, as of any date of determination, the majority by number of the Consenting Lenders (as defined in the SuperMedia Support Agreement) set forth on Schedule 2 to the SuperMedia Support Agreement excluding the SuperMedia Administrative Agent (and, for the avoidance of doubt, not such Consenting Lenders’ successors or assigns and not any Consenting Lender that is no longer bound by the Support Agreement pursuant to the terms thereof ) that exercise their consent or approval rights as of such date of determination in accordance with the terms of the SuperMedia Support Agreement.

58.    “Merger” means the merger of Dex One and its subsidiaries with SuperMedia and its subsidiaries in accordance with the Merger Agreement and the Plan.

59.    “Merger Agreement” means the amended and restated agreement and plan of merger, dated December 5, 2012, by and among Dex One, SuperMedia, Newdex, Inc., and Spruce Acquisition Sub, Inc., as may be amended from time to time, attached hereto as Exhibit A.

60.    “Newdex” means the Reorganized Debtors’ ultimate parent company upon consummation of the Merger.

61.    “Newdex Board” means Newdex’s initial board of directors.

62.    “Newdex Bylaws” means Newdex’s bylaws, substantially in the form contained in the Merger Agreement.

63.    “Newdex Charter” means Newdex’s amended and restated certificate of incorporation, substantially in the form contained in the Merger Agreement.

64.    “Newdex Common Stock” means Newdex’s authorized shares of common stock on the Effective Date, par value $0.001 per share.

65.    “Option” has the meaning set forth in Section 4.16(b) herein.

66.    “Other Priority Claim” means any Claim other than an Administrative Claim or a Priority Tax Claim entitled to priority in right of payment under section 507(a) of the Bankruptcy Code.

67.    “Other Secured Claim” means any Secured Claim other than a SuperMedia Secured Credit Agreement Claim or a Secured Tax Claim. For the avoidance of doubt, “Other Secured Claims” includes any Claim arising under, derived from, or based upon any letter of credit issued in favor of one or more Debtors, the reimbursement obligation for which is either secured by a Lien on collateral or is subject to a valid right of setoff pursuant to section 553 of the Bankruptcy Code.

68.    “Person” has the meaning set forth in section 101(41) of the Bankruptcy Code.

69.    “Petition Date” means the date on which each of the Debtors filed their petitions for relief commencing the Chapter 11 Cases.

70.    “Plan” means this chapter 11 plan, as it may be altered, amended, modified, or supplemented from time to time, including the Plan Supplement and all exhibits, supplements, appendices, and schedules.

71.    “Plan Supplement” means any compilation of documents and forms of documents, agreements, schedules, and exhibits to the Plan, which shall be filed by the Debtors no later than 10 Business Days after the Petition Date or such later date as may be approved by the Bankruptcy Court on notice to parties in interest, and additional documents filed with the Bankruptcy Court prior to the Effective Date as amendments to the Plan Supplement.

72.    “Priority Tax Claim” means any Claim of a Governmental Unit of the kind specified in section 507(a)(8) of the Bankruptcy Code.

73.    “Pro Rata” means the proportion that an Allowed Claim or an Allowed Interest in a particular Class bears to the aggregate amount of Allowed Claims or Allowed Interests in that Class.

74.    “Professional” means an Entity: (a) employed in the Chapter 11 Cases pursuant to a Final Order in accordance with sections 327 and 1103 of the Bankruptcy Code and to be compensated for services rendered prior to or on the Effective Date pursuant to sections 327, 328, 329, 330, and 331 of the Bankruptcy Code or (b) for which compensation and reimbursement has been Allowed by the Bankruptcy Court pursuant to section 503(b)(4) of the Bankruptcy Code.

75.    “Professional Claim” means a Claim by a Professional seeking an award by the Bankruptcy Court of compensation for services rendered or reimbursement of expenses incurred through and including the Confirmation Date under sections 330, 331, 503(b)(2), 503(b)(3), 503(b)(4), or 503(b)(5) of the Bankruptcy Code.

76.    “Proof of Claim” means a proof of Claim filed against any of the Debtors in the Chapter 11 Cases.

77.    “Rejection Schedule” means the schedule of Executory Contracts and Unexpired Leases in the Plan Supplement, as may be amended from time to time, setting forth certain Executory Contracts and Unexpired Leases for rejection as of the Effective Date under section 365 of the Bankruptcy Code.

78.    “Released Party” means each of the following in its capacity as such: (a) the Debtors; (b) the SuperMedia Secured Lenders and SuperMedia Administrative Agent; and (c) with respect to each of the foregoing Entities in clauses (a) and (b), such Entity’s successors and assigns, and current and former affiliates, subsidiaries, officers, directors, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other Professionals.

79.    “Releasing Parties” means each of the following in its capacity as such: (a) the SuperMedia Secured Lenders and the SuperMedia Administrative Agent; and (b) without limiting the foregoing clause (a), each holder of a Claim or an Interest other than a holder of a Claim or an Interest that has voted to reject the Plan or is a member of a Class that is deemed to reject the Plan.

80.    “Reorganized Debtor” means a Debtor, or any successor thereto, by merger, consolidation, or otherwise, on or after the Effective Date.

81.    “Restructuring Transactions” means the transactions, including the Merger, described in Section 4.16.

82.    “Section 510(b) Claim” means any Claim against the Debtors arising from rescission of a purchase or sale of a security of the Debtors or an Affiliate of the Debtors, for damages arising from the purchase or sale of such a security, or for reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such a Claim.

83.    “Secured Claim” means a Claim: (a) secured by a Lien on collateral to the extent of the value of such collateral, as determined in accordance with section 506(a) of the Bankruptcy Code or (b) subject to a valid right of setoff pursuant to section 553 of the Bankruptcy Code.

84.    “Secured Tax Claim” means any Secured Claim that, absent its secured status, would be entitled to priority in right of payment under section 507(a)(8) of the Bankruptcy Code (determined irrespective of time limitations), including any related Secured Claim for penalties.

85.    “Securities Act” means the Securities Act of 1933, 15 U.S.C. §§ 77a–77aa, or any similar federal, state, or local law.

86.    “Security” has the meaning set forth in section 2(a)(1) of the Securities Act. For the avoidance of doubt, none of the following is, or shall be deemed to be, a Security: the SuperMedia Secured Credit Agreement, the Amended and Restated SuperMedia Secured Credit Agreement, any loan or Claim under the SuperMedia Secured Credit Agreement or the Amended and Restated SuperMedia Secured Credit Agreement, or any note or other instrument issued in connection therewith.

87.    “Servicer” means an indenture trustee, agent, or other authorized representative of holders of Claims or Interests.

88.    “Shareholder Disclosure Statement” means the combined Form S-4 regarding the Merger filed with the United States Securities and Exchange Commission and disclosure statement for the Plan, as may be amended, supplemented, or modified from time to time, including all exhibits and schedules thereto, to be approved by the Confirmation Order.

89.    “SuperMedia” means SuperMedia Inc.

90.    “SuperMedia Administrative Agent” means JPMorgan Chase Bank, N.A. or its successor, in its capacity as administrative agent and collateral agent under the SuperMedia Secured Credit Agreement Documents.

91.    “SuperMedia Cash Collateral Order” means, collectively, the interim order and, if applicable, the Final Order entered by the Bankruptcy Court authorizing SuperMedia and certain of the other Debtors to use the SuperMedia Secured Lenders’ collateral (including cash collateral) and granting adequate protection to the SuperMedia Secured Lenders, which orders shall be in form and substance reasonably satisfactory to the SuperMedia Administrative Agent.

92.    “SuperMedia Cash Management Arrangement” means any “Cash Management Agreement”, as defined in the SuperMedia Guarantee and Collateral Agreement, that is of a type described in clause (ii) of the definition of “Obligations” in the SuperMedia Guarantee and Collateral Agreement.

93.    “SuperMedia Guarantee and Collateral Agreement” means the Guarantee and Collateral Agreement, dated as of December 31, 2009, among SuperMedia, the other Debtors party thereto and the SuperMedia Administrative Agent.

94.    “SuperMedia Interest” means any Interest in SuperMedia.

95.    “SuperMedia Secured Credit Agreement” means the Loan Agreement, dated as of December 31, 2009, as amended on December 13, 2010 and November 8, 2011, by and among SuperMedia Inc. (formerly known as Idearc Inc.), as borrower thereunder, the SuperMedia Secured Lenders from time to time party thereto and the SuperMedia Administrative Agent.

96.    “SuperMedia Secured Credit Agreement Claim” means any Claim arising under, derived from or based upon the SuperMedia Secured Credit Agreement Documents.

97.    “SuperMedia Secured Credit Agreement Documents” means collectively, (a) the SuperMedia Secured Credit Agreement, (b) all other agreements, documents and instruments delivered or entered into in connection therewith (including any guarantee agreements, pledge and collateral agreements, intercreditor agreements and other security documents) and (c) any SuperMedia Cash Management Arrangements.

98.    “SuperMedia Secured Lenders” means the “Secured Parties”, as defined in the SuperMedia Secured Credit Agreement.

99.    “SuperMedia Support Agreement” means the Support and Limited Waiver Agreement, dated as of December 5, 2012, by and among the Debtors, the SuperMedia Administrative Agent and the SuperMedia Secured Lenders party thereto from time to time.

100.    “Transaction” means the Merger and the transactions related thereto including the entry into and delivery and effectiveness of the Amended and Restated Credit Agreements and other Amended and Restated Credit Documents.

101.    “Unclaimed Distribution” means any distribution under the Plan on account of an Allowed Claim or Interest to a holder that has not: (a) accepted a particular distribution or, in the case of distributions made by check, negotiated such check; (b) given notice to the Reorganized Debtors of an intent to accept a particular distribution; (c) responded to the Debtors’ or Reorganized Debtors’ requests for information necessary to facilitate a particular distribution; or (d) taken any other action necessary to facilitate such distribution.

102.    “Unexpired Lease” means a lease of nonresidential real property to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

103.    “Unimpaired” means a Class of Claims or Interests that is unimpaired within the meaning of section 1124 of the Bankruptcy Code.

1.2    Rules of Interpretation

For purposes of the Plan: (a) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (b) unless otherwise specified, any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) unless otherwise specified, any reference herein to an existing document, schedule, or exhibit, shall mean such document, schedule, or exhibit, as it may have been or may be amended, modified, or supplemented; (d) unless otherwise specified, all references herein to “Articles” are references to Articles hereof or hereto; (e) the words “herein,” “hereof,” and “hereto” refer to the Plan in its entirety rather than to any particular portion of the Plan; (f) captions and headings to Articles are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (g) unless otherwise specified herein, the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; and (h) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to such term in the Bankruptcy Code or the Bankruptcy Rules, as applicable.

1.3    Computation of Time

Bankruptcy Rule 9006(a) applies in computing any period of time prescribed or allowed herein.

1.4    Governing Law

Except to the extent the Bankruptcy Code or Bankruptcy Rules apply, and subject to the provisions of any contract, lease, instrument, release, indenture, or other agreement or document entered into expressly in connection herewith, the rights and obligations arising hereunder shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to conflict of laws principles.

1.5    Reference to Monetary Figures

All references in the Plan to monetary figures refer to currency of the United States of America, unless otherwise expressly provided.

1.6    Reference to the Debtors or the Reorganized Debtors

Except as otherwise specifically provided in the Plan to the contrary, references in the Plan to the Debtors or to the Reorganized Debtors mean the Debtors and the Reorganized Debtors, as applicable, to the extent the context requires.

ARTICLE II

ADMINISTRATIVE AND PRIORITY CLAIMS

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Professional Claims, and Priority Tax Claims have not been classified and thus are excluded from the Classes of Claims set forth in ARTICLE III.

2.1    Administrative Claims

Unless otherwise agreed to by the holder of an Allowed Administrative Claim and the Debtors or Reorganized Debtors, as applicable, each holder of an Allowed Administrative Claim (other than holders of Professional Claims and Claims for fees and expenses pursuant to section 1930 of chapter 123 of title 28 of the United States Code) will receive in full and final satisfaction of its Administrative Claim an amount of Cash equal to the amount of such Allowed Administrative Claim either: (a) on the Effective Date, or as soon as practicable thereafter; (b) if the Administrative Claim is not Allowed as of the Effective Date, no later than 30 days after the date on which an order Allowing such Administrative Claim becomes a Final Order, or as soon as reasonably practicable thereafter; or (c) if the Allowed Administrative Claim is based on liabilities incurred by the Debtors in the ordinary course of their business after the Petition Date in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Administrative Claims without any further action by the holders of such Allowed Administrative Claims.

2.2    Professional Claims

All requests for payment of Professional Claims for services rendered and reimbursement of expenses incurred prior to the Confirmation Date must be filed no later than 45 days after the Effective Date. The Bankruptcy Court shall determine the Allowed amounts of such Professional Claims after notice and a hearing in accordance with the procedures established by the Bankruptcy Code. The Reorganized Debtors shall pay

Professional Claims in Cash in the amount the Court Allows. From and after the Confirmation Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Reorganized Debtors may employ and pay any Professional in the ordinary course of business without any further notice to or action, order, or approval of the Bankruptcy Court.

2.3    Priority Tax Claims

Each holder of an Allowed Priority Tax Claim due and payable on or before the Effective Date shall receive on the Effective Date, or as soon as practicable thereafter, from the respective Debtor liable for such Allowed Priority Tax Claim, payment in Cash in an amount equal to the amount of such Allowed Priority Tax Claim. To the extent any Allowed Priority Tax Claim is not due and owing on the Effective Date, such Claim shall be paid in full in Cash in accordance with the terms of any agreement between the Debtors and the holder of such Claim, or as may be due and payable under applicable non-bankruptcy law, or in the ordinary course of business.

ARTICLE III

CLASSIFICATION, TREATMENT, AND VOTING OF CLAIMS AND INTERESTS

3.1    Classification of Claims and Interests

This Plan constitutes a separate Plan proposed by each Debtor. Except for the Claims addressed in ARTICLE II, all Claims and Interests are classified in the Classes set forth below in accordance with section 1122 of the Bankruptcy Code. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest qualifies within the description of such other Classes. A Claim or Interest is also classified in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or Interest in that Class and has not been paid, released, or otherwise satisfied prior to the Effective Date.

Below is a chart assigning each Class a number for purposes of identifying each separate Class. The Classes have been numbered in a manner consistent with the Dex One Plan for convenience and ease of reading. There are no Classes 4, 6, or 7 under this Plan.

Class	Claim or Interest	Status	Voting Rights
1	Secured Tax Claims	Unimpaired	Presumed to Accept
2	Other Secured Claims	Unimpaired	Presumed to Accept
3	Other Priority Claims	Unimpaired	Presumed to Accept
5	SuperMedia Secured Credit Agreement Claims	Impaired	Entitled to Vote
8	General Unsecured Claims	Unimpaired	Presumed to Accept
9	SuperMedia Interests	Impaired	Entitled to Vote
10	Intercompany Interests	Unimpaired	Presumed to Accept
11	Section 510(b) Claims	Impaired	Presumed to Reject

3.2    Treatment of Classes of Claims and Interests

Except to the extent that a holder of an Allowed Claim or Interest, as applicable, agrees to a less favorable treatment, such holder shall receive under the Plan the treatment described below in full and final satisfaction, settlement, release, and discharge of and in exchange for such holder’s Allowed Claim or Interest. Unless otherwise indicated, the holder of an Allowed Claim or Interest, as applicable, shall receive such treatment on the Effective Date, or as soon as practicable thereafter.

(a)	Class 1 — Secured Tax Claims

(1)	Classification: Class 1 consists of any Secured Tax Claims against any Debtor.

(2)	Treatment: Each holder of an Allowed Class 1 Claim shall receive, as applicable:

A.	If the Allowed Class 1 Claim is due and payable on or before the Effective Date, Cash in an amount equal to such Allowed Class 1 Claim; or

B.	If the Allowed Class 1 Claim is not due and payable on or before the Effective Date, such Claim shall be paid in full in Cash in accordance with the terms of any agreement between the Debtors and the holder of such Claim or as may be due and payable under applicable non-bankruptcy law or in the ordinary course of business.

(3)	Voting: Class 1 is Unimpaired. Holders of Allowed Class 1 Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Class 1 Claims are not entitled to vote to accept or reject the Plan.

(b)	Class 2 — Other Secured Claims

(1)	Classification: Class 2 consists of any Other Secured Claims against any Debtor.

(2)	Treatment: Each holder of an Allowed Class 2 Claim shall, at the sole option of the Debtors or the Reorganized Debtors, as applicable:

A.	have its Allowed Class 2 Claim reinstated and rendered Unimpaired in accordance with section 1124(2) of the Bankruptcy Code; or

B.	receive the collateral securing its Allowed Class 2 Claim and any interest on such Allowed Class 2 Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code.

(3)	Voting: Class 2 is Unimpaired. Holders of Allowed Class 2 Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Class 2 Claims are not entitled to vote to accept or reject the Plan.

(c)	Class 3 — Other Priority Claims

(1)	Classification: Class 3 consists of any Other Priority Claims against any Debtor.

(2)	Treatment: Each holder of an Allowed Class 3 Claim shall be paid in full in Cash.

(3)	Voting: Class 3 is Unimpaired. Holders of Allowed Class 3 Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Class 3 Claims are not entitled to vote to accept or reject the Plan.

(d)	Class 5 — SuperMedia Secured Credit Agreement Claims

(1)	Classification: Class 5 consists of any SuperMedia Secured Credit Agreement Claims.

(2)	Allowance: On the Effective Date, Class 5 Claims shall be Allowed, and shall not be subject to avoidance, objection, challenge, deduction, subordination, recharacterization or offset, in the aggregate principal amount of $1,441,990,818, plus (A) any accrued but unpaid interest payable at the non-default interest rate in accordance with the SuperMedia Secured Credit Agreement, (B) any unpaid fees, expenses or other amounts that constitute Obligations (other than principal) under and as defined in the SuperMedia Secured Credit Agreement, (C) any unpaid adequate protection payments required to be paid pursuant to the terms of the SuperMedia Cash Collateral Order and (D) to the extent applicable, any unpaid amounts required to be paid pursuant to a SuperMedia Cash Management Arrangement, less any other payments of principal paid by the Debtors after December 31, 2012, or during the pendency of the Chapter 11 Cases pursuant to the terms of the SuperMedia Secured Credit Agreement or the SuperMedia Cash Collateral Order.

(3)	Treatment: (A) On the Effective Date, each holder of an Allowed Class 5 Claim shall receive, in satisfaction of such holder’s Allowed Class 5 Claim (other than the portion of the Allowed Class 5 Claim which directly arises under, is derived from or is based upon a SuperMedia Cash Management Arrangement): (a) its Pro Rata share of the loans under the Amended and Restated SuperMedia Secured Credit Agreement and (b) Cash in an amount equal to such holder’s Pro Rata share of any outstanding amounts described in clauses (A), (B) or (C) of the immediately foregoing paragraph (d)(2), to the extent such amounts are owed to a lender under the SuperMedia Secured Credit Agreement or SuperMedia Cash Collateral Order; and (B) in satisfaction of the portion (if any) of such holder’s Allowed Class 5 Claim that directly arises under, is derived from or is based upon a SuperMedia Cash Management Arrangement, Cash in an amount equal to such partial Claim amount.

(4)	Voting: Class 5 is Impaired. Holders of Allowed Class 5 Claims are entitled to vote to accept or reject the Plan.

(e)	Class 8 — General Unsecured Claims

(1)	Classification: Class 8 consists of any General Unsecured Claims against any Debtor.

(2)	Treatment: Each holder of an Allowed Class 8 Claim shall receive Cash in an amount equal to such Allowed Class 8 Claim on the later of the Effective Date or in the ordinary course of business in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Class 8 Claim.

(3)	Voting: Class 8 is Unimpaired. Holders of Allowed Class 8 Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Class 8 Claims are not entitled to vote to accept or reject the Plan.

(f)	Class 9 — SuperMedia Interests

(1)	Classification: Class 9 consists of any SuperMedia Interests.

(2)	Treatment: Upon consummation of the Merger, each holder of an Allowed Class 9 Interest shall receive 0.4386 shares of Newdex Common Stock for each of its Allowed Class 9 Interests.

(3)	Voting: Class 9 is Impaired. Holders of Allowed Class 9 Interests are entitled to vote to accept or reject the Plan.

(g)	Class 10 — Intercompany Interests

(1)	Classification: Class 10 consists of any Intercompany Interests.

(2)	Treatment: Each holder of an Allowed Class 10 Interest shall have its Allowed Class 10 Interest left unaltered and rendered Unimpaired in accordance with section 1124(2) of the Bankruptcy Code.

(3)	Voting: Class 10 is Unimpaired. Holders of Allowed Class 10 Interests are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Class 10 Interests are not entitled to vote to accept or reject the Plan.

(h)	Class 11 — Section 510(b) Claims

(1)	Classification: Class 11 consists of any Section 510(b) Claims against any Debtor.

(2)	Allowance: Notwithstanding anything in the Plan to the contrary, a Class 11 Claim, if existing, may only become Allowed by Final Order of the Bankruptcy Court. The Debtors are not aware of any asserted Class 11 Claim and believe that no Class 11 Claim exists.

(3)	Treatment: A holder of an Allowed Class 11 Claim shall, in the Reorganized Debtors’ sole discretion, (A) receive Cash in the full amount of its Allowed Class 11 Claim or (B) be treated as if such holder held a number of Allowed Class 9 Interests instead of its Allowed Class 11 Claim equal in value to the amount of its Allowed Class 11 Claim.

(4)	Voting: Class 11 is Impaired. Holders (if any) of Allowed Class 11 Claims are conclusively presumed to have rejected the Plan. Holders (if any) of Allowed Class 11 Claims are not entitled to vote to accept or reject the Plan.

3.3    Special Provision Governing Unimpaired Claims

Except as otherwise provided in the Plan, nothing under the Plan shall affect the Debtors’ or the Reorganized Debtors’ rights regarding any Unimpaired Claim, including all rights regarding legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claim.

ARTICLE IV

PROVISIONS FOR IMPLEMENTATION OF THE PLAN

4.1    General Settlement of Claims

Unless otherwise set forth in the Plan, pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, distributions, releases, and other benefits provided under the Plan, on the Effective Date, the provisions of the Plan shall constitute a good-faith compromise and settlement of all Claims and Interests.

4.2    Newdex Common Stock

The issuance of Newdex Common Stock, including any options for the purchase thereof and equity awards associated therewith, is authorized without the need for any further corporate action or without any further action by the Debtors or Newdex, as applicable. The Newdex Charter shall authorize the issuance and distribution on the Effective Date of shares of Newdex Common Stock to the Distribution Agent for the benefit of holders of Allowed Interests in Class 9, subject to the exercise of the Option described in Section 4.16(b). All of the shares of Newdex Common Stock issued under the Plan shall be duly authorized, validly issued, fully paid, and non-assessable.

Newdex shall use its commercially reasonable efforts to obtain approval of the Newdex Common Stock for listing on the New York Stock Exchange or the NASDAQ Stock Market on, or as soon as reasonably practicable after, the Effective Date.

4.3    Amended and Restated Credit Documents.    (a) On the Effective Date, SuperMedia, as a Reorganized Debtor, shall execute and deliver (1) the Amended and Restated SuperMedia Secured Credit Agreement and (2) all other Amended and Restated SuperMedia Secured Credit Documents. The Amended and Restated SuperMedia Secured Credit Agreement and all such other Amended and Restated SuperMedia Secured Credit Documents that are contemplated to become effective on the Effective Date shall become so effective in accordance with their terms and the Plan. On the Effective Date, each holder of a SuperMedia Secured Credit Agreement Claim shall automatically be deemed a party to the Amended and Restated SuperMedia Secured Credit Agreement.

(b) Holders of SuperMedia Secured Credit Agreement Claims have, pursuant to the SuperMedia Secured Credit Agreement Documents, and shall have valid, binding and enforceable Liens on the collateral specified in the SuperMedia Secured Credit Agreement Documents and the Amended and Restated SuperMedia Secured Credit Documents. The guarantees, mortgages, pledges, liens and other security interests previously granted pursuant to the SuperMedia Secured Credit Agreement Documents and, if applicable, granted pursuant to the Amended and Restated SuperMedia Secured Credit Documents have been and are granted in good faith as an inducement to the holders of the SuperMedia Secured Credit Agreement Claims to agree to the treatment contemplated by the Plan and shall be deemed not to constitute a fraudulent conveyance or fraudulent transfer, shall not otherwise be subject to avoidance, and the priorities of such liens and security interests shall be as set forth in the SuperMedia Secured Credit Agreement Documents and the Amended and Restated SuperMedia Secured Credit Documents.

4.4    Offering and Issuance of Newdex Common Stock

The offering, issuance, and distribution of any Securities, including the Newdex Common Stock, pursuant to the Plan will be in compliance with the registration requirements of the Securities Act or exempt from the registration requirements of section 5 therein pursuant to section 1145 of the Bankruptcy Code, section 4(2) of the Securities Act, or any other available exemption from registration under the Securities Act, as applicable. In addition, under section 1145 of the Bankruptcy Code, if applicable, any Securities issued under the Plan will be freely transferable under the Securities Act by the recipients thereof, subject to: (1) the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 2(a)(11) of the Securities Act, and compliance with any applicable state or foreign securities laws, if any, and the rules and regulations of the United States Securities and Exchange Commission, if any, applicable at the time of any future transfer of such Securities or instruments; (2) the restrictions, if any, on the transferability of such Securities and instruments; and (3) any other applicable regulatory approval.

4.5    Subordination

The allowance, classification, and treatment of all Claims and Interests under the Plan shall conform to and with the respective contractual, legal, and equitable subordination rights of such Claims and Interests, and the Plan shall recognize and implement any such rights. Pursuant to section 510 of the Bankruptcy Code, except where otherwise provided herein, the Reorganized Debtors reserve the right to re-classify any Allowed Claim or Interest in accordance with any contractual, legal, or equitable subordination relating thereto.

4.6    Vesting of Assets in the Reorganized Debtors

Except as otherwise provided herein, including in connection with the Merger, or in any agreement, instrument, or other document incorporated in the Plan (including the Amended and Restated SuperMedia Secured Credit Documents), on the Effective Date, all property in each Estate, all Causes of Action, and any property acquired by any of the Debtors under the Plan shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges, or other encumbrances. On and after the Effective Date, except as otherwise provided in the Plan, each Reorganized Debtor may operate its business and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

4.7    Cancellation of Notes, Instruments, Certificates, and Other Documents

On the Effective Date, except to the extent otherwise provided herein (including as otherwise provided with respect to the Amended and Restated SuperMedia Secured Credit Agreement and any contracts evidencing transactions described in Section 3.2(e)(2)), all notes, instruments, Certificates, and other documents evidencing Claims or Interests shall be cancelled and the obligations of the Debtors or Reorganized Debtors and the non-Debtor Affiliates thereunder or in any way related thereto shall be discharged; provided, however, that notwithstanding Confirmation or the occurrence of the Effective Date, any agreement that governs the rights of the holder of a Claim shall continue in effect solely for purposes of (a) allowing holders to receive distributions under the Plan and (b) allowing and preserving the rights of the SuperMedia Administrative Agent and any Servicer, as applicable, to make distributions on account of Claims and Interests as provided in ARTICLE VI.

4.8    Issuance of New Securities; Execution of Plan Documents

Except as otherwise provided herein, on the Effective Date, or as soon as practicable thereafter, the Reorganized Debtors shall issue all Securities, notes, instruments, Certificates, and other documents required to be issued under the Plan.

4.9    Corporate Action

Each of the matters provided for by the Plan involving the corporate structure of the Debtors or corporate or related actions to be taken by or required of the Reorganized Debtors, whether taken prior to or as of the Effective Date, including the Merger, shall be authorized without the need for any further corporate action or without any further action by the Debtors or the Reorganized Debtors, as applicable. Such actions may include: (a) the adoption and filing of the Newdex Charter and Newdex Bylaws; (b) the appointment of the Newdex Board; and (c) the authorization, issuance, and distribution of Newdex Common Stock and other Securities to be authorized, issued, and distributed pursuant to the Plan.

4.10    Charter and Bylaws

The Debtors’ respective certificates of incorporation and bylaws (and other formation documents relating to limited liability companies) shall be amended as may be required to be consistent with the provisions of the Plan, the Amended and Restated SuperMedia Secured Credit Documents and the Bankruptcy Code. Newdex’s certificate of incorporation shall be amended to, among other things: (a) authorize the issuance of the shares of Newdex Common Stock and (b) pursuant to and only to the extent required by section 1123(a)(6) of the Bankruptcy Code, include a provision prohibiting the issuance of non-voting Equity Securities. After the Effective Date, each Reorganized Debtor may amend and restate its certificate of incorporation and other constituent documents as permitted by the laws of its respective jurisdiction of formation and its respective charter and bylaws.

4.11    Effectuating Documents; Further Transactions

On and after the Effective Date, the Reorganized Debtors, and the officers and members of the boards of directors thereof, are authorized to and may issue, execute, deliver, file, or record such contracts, Securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan, the Merger, the Amended and Restated SuperMedia Secured Credit Documents and the Securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorizations, or consents except for those expressly required under the Plan.

4.12    Section 1146(a) Exemption

Pursuant to section 1146(a) of the Bankruptcy Code, any transfers of property under the Plan shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forgo the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment.

4.13    Directors and Officers

On the Effective Date, the Newdex Board will comprise 10 members including: (a) five current Dex One non-employee directors designated by Dex One, including Alan F. Schultz as Chairman of the Newdex Board; (b) four current SuperMedia non-employee directors designated by SuperMedia; and (c) Peter McDonald, the current Chief Executive Officer and President of SuperMedia, as President and Chief Executive Officer of Newdex. Also on the Effective Date, the existing officers and directors of the Debtors, shall serve in their current capacities in the Reorganized Debtors. From and after the Effective Date, each director or officer of the Reorganized Debtors shall serve pursuant to the terms of their respective charters and bylaws or other constituent documents, and applicable state corporation law. Additionally, in accordance with section 1129(a)(5) of the Bankruptcy Code, the identities and affiliations of the members of the Newdex Board and any Person proposed to serve as an officer of Newdex shall have been disclosed at or before the Confirmation Hearing.

4.14    Incentive Plans and Employee and Retiree Benefits

Except as otherwise provided herein, on and after the Effective Date, subject to any Final Order, the Reorganized Debtors shall: (a) amend, adopt, assume and/or honor in the ordinary course of business, any contracts, agreements, policies, programs, and plans, in accordance with their respective terms, for, among other things, compensation, including any incentive plan, health care benefits, disability benefits, deferred compensation benefits, savings, severance benefits, retirement benefits, welfare benefits, workers’ compensation insurance, and accidental death and dismemberment insurance for the directors, officers, and employees of any of the Debtors who served in such capacity from and after the Petition Date and (b) honor, in the ordinary course of business, Claims of employees employed as of the Effective Date for accrued vacation time arising prior to the Petition Date and not otherwise paid pursuant to a Bankruptcy Court order. Notwithstanding the foregoing, pursuant to section 1129(a)(13) of the Bankruptcy Code, from and after the Effective Date, all retiree benefits (as that term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law.

4.15    Preservation of Rights of Action

Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or by a Final Order, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against them as any indication that the Debtors or the Reorganized Debtors will not pursue any and all available Causes of Action against them. The Debtors and the Reorganized Debtors expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in the Plan. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Bankruptcy Court order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation.

The Reorganized Debtors reserve and shall retain Causes of Action notwithstanding the rejection of any Executory Contract or Unexpired Lease during the Chapter 11 Cases or pursuant to the Plan. In accordance with section 1123(b)(3) of the Bankruptcy Code, any Causes of Action that a Debtor may hold against any Entity shall vest in the Reorganized Debtors. The applicable Reorganized Debtor, through its authorized agents or representatives, shall retain and may exclusively enforce any and all such Causes of Action. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action, or to decline to do any of the foregoing, without the consent or approval of any third party or any further notice to or action, order, or approval of the Bankruptcy Court.

4.16    Restructuring Transactions

(a)    The Restructuring Transactions

On the Effective Date, the Debtors or the Reorganized Debtors, as the case may be, may take such actions, in their sole discretion, including as set forth below, as are necessary or appropriate to effect the Merger in accordance with the terms of the Merger Agreement and the Plan. Such actions shall include:

(1)	the entry into, delivery of and effectiveness of the Amended and Restated SuperMedia Secured Credit Agreement and the other Amended and Restated SuperMedia Secured Credit Documents contemplated to be effective or delivered on the Effective Date;

(2)	immediately thereafter, Dex One merging with and into Newdex, with Newdex surviving the merger;

(3)	immediately thereafter, Spruce Acquisition Sub, Inc. merging with and into SuperMedia, with SuperMedia surviving the merger as a wholly owned subsidiary of Newdex; and

(4)	immediately thereafter, only if the Option set forth in Section 4.16(b) is exercised, the distribution of stock in accordance with Section 4.16(b).

(b)    Option to Distribute Newdex Common Stock

Notwithstanding anything to the contrary in the Merger Agreement or this Plan, the Dex One Debtors, with the consent of the Debtors, shall have the option on the Effective Date to issue and distribute Newdex Common Stock to the Distribution Agent for the benefit of the Designated Employee Benefit Plans in an amount necessary to give rise to an ownership change as defined in 26 U.S.C. § 382(g) (but in no event to exceed 10.0 % of the Newdex Common Stock issued on the Effective Date) (the “Option”).

(c)    Additional Restructuring Transactions and Actions

Without limiting the foregoing, on the Effective Date, the Debtors or the Reorganized Debtors may enter into the following transactions and take any actions as may be necessary or appropriate to effect a corporate restructuring of their respective businesses or a corporate restructuring of the overall corporate structure of the Reorganized Debtors, as and to the extent provided therein. The Restructuring Transactions may include one or more inter-company mergers, consolidations, amalgamations, arrangements, continuances, restructurings, conversions, dissolutions, transfers, liquidations, or other corporate transactions as may be determined by the Debtors or the Reorganized Debtors, as applicable, to be necessary or appropriate. The actions to effect the Restructuring Transactions may include: (a) the execution and delivery of appropriate agreements or other documents of merger, amalgamation, consolidation, restructuring, conversion, disposition, transfer, arrangement, continuance, dissolution, sale, purchase, or liquidation containing terms that are consistent with the terms of the Plan and the Amended and Restated SuperMedia Secured Credit Documents; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and the Amended and Restated SuperMedia Secured Credit Documents and having other terms for which the applicable parties agree; (c) the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion, amalgamation, arrangement, continuance, or dissolution pursuant to applicable state law; and (d) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law in connection with the Restructuring Transactions.

ARTICLE V

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

5.1    Assumption of Executory Contracts and Unexpired Leases

Except as otherwise provided herein, each Executory Contract and Unexpired Lease shall be deemed assumed, without the need for any further notice to or action, order, or approval of the Bankruptcy Court, as of the Effective Date under section 365 of the Bankruptcy Code, unless any such Executory Contract or Unexpired Lease: (a) is listed on the Rejection Schedule; (b) has been previously assumed or rejected by the Debtors by Final Order or has been assumed or rejected by the Debtors by order of the Bankruptcy Court as of the Effective Date, which order becomes a Final Order after the Effective Date; or (c) is the subject of a motion to assume or reject pending as of the Effective Date. The assumption of Executory Contracts and Unexpired Leases hereunder may include the assignment of certain of such contracts to Affiliates or to Dex One and its subsidiaries. The Confirmation Order will constitute an order of the Bankruptcy Court approving the above-described assumptions, assignments, and rejections.

Except as otherwise provided herein or agreed to by the Debtors with the applicable counterparty, each assumed Executory Contract or Unexpired Lease shall include all modifications, amendments, supplements, restatements, or other agreements related thereto, and all rights related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests, unless any of the foregoing agreements has been previously rejected or repudiated or is rejected or repudiated hereunder. Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease or the validity, priority, or amount of any Claims that may arise in connection therewith.

5.2    Cure of Defaults and Objections to Cure and Assumption

The Debtors or Reorganized Debtors, as applicable, shall pay Cures on the Effective Date or as soon as practicable thereafter. Unless otherwise agreed upon in writing by the parties to the applicable Executory Contract or Unexpired Lease, all requests for payment of Cure that differ from the amounts paid or proposed to be paid by the Debtors or Reorganized Debtors must be filed with the Claims and Solicitation Agent on or before 30 days after the Effective Date. Any such request that is not timely filed shall be disallowed and forever barred, estopped, and enjoined from assertion, and shall not be enforceable against any Reorganized Debtor, without the need for any objection by the Reorganized Debtors or any further notice to or action, order, or approval of the Bankruptcy Court. Any Cure shall be deemed fully satisfied, released, and discharged upon payment by the Debtors or the Reorganized Debtors of the Cure; provided, however, that nothing herein shall prevent the Reorganized Debtors from paying any Cure despite the failure of the relevant counterparty to file such request for payment of such Cure. The Reorganized Debtors also may settle any Cure without any further notice to or action, order, or approval of the Bankruptcy Court. In addition, any objection to the assumption of an Executory Contract or Unexpired Lease pursuant to the Plan must be filed with the Bankruptcy Court on or before 30 days after the Effective Date. Any such objection will be scheduled to be heard by the Bankruptcy Court at the Debtors’ or Reorganized Debtors’, as applicable, first scheduled omnibus hearing for which such objection is timely filed. Any counterparty to an Executory Contract or Unexpired Lease that fails to timely object to the proposed assumption of any Executory Contract or Unexpired Lease will be deemed to have consented to such assumption.

If there is a dispute regarding Cure, the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” within the meaning of section 365 of the Bankruptcy Code, or any other matter pertaining to assumption, then payment of Cure shall occur as soon as practicable after entry of a Final Order resolving such dispute, approving such assumption (and, if applicable, assignment), or as may be agreed upon by the Debtors or Reorganized Debtors, as applicable, and the counterparty to the Executory Contract or Unexpired Lease. The Debtors or Reorganized Debtors, as applicable, reserve the right either to reject or nullify the assumption of any Executory Contract or Unexpired Lease within 45 days after a Final Order resolving an objection to assumption or determining the Cure or any request for adequate assurance of future performance required to assume such Executory Contract or Unexpired Lease, is entered.

Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall result in the full release and satisfaction of any Cures, Claims, or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time prior to the effective date of assumption. Any and all Proofs of Claim based upon Executory Contracts or Unexpired Leases that have been assumed in the Chapter 11 Cases, including pursuant to the Confirmation Order, shall be deemed disallowed and expunged as of the Effective Date without the need for any objection thereto or any further notice to or action, order, or approval of the Bankruptcy Court.

5.3    Pre-existing Payment and Other Obligations

Rejection of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall not constitute a termination of pre-existing obligations owed to the Debtors or Reorganized Debtors, as applicable, under such contract or lease. In particular, notwithstanding any non-bankruptcy law to the contrary, the Reorganized Debtors expressly reserve and do not waive any right to receive, or any continuing obligation of a counterparty to provide: (a) payment to the contracting Debtors or Reorganized Debtors, as applicable, of outstanding and future amounts owing thereto under or in connection with rejected Executory Contracts or Unexpired Leases or (b) warranties or continued maintenance obligations on goods previously purchased by the contracting Debtors or Reorganized Debtors, as applicable, from counterparties to rejected Executory Contracts.

5.4    Rejection Damages Claims and Objections to Rejections

Pursuant to section 502(g) of the Bankruptcy Code, counterparties to Executory Contracts or Unexpired Leases that are rejected shall have the right to assert Claims, if any, on account of the rejection of such contracts and leases. Unless otherwise provided by a Bankruptcy Court order, any Proofs of Claim asserting Claims arising from the rejection of Executory Contracts and Unexpired Leases pursuant to the Plan must be filed with the Claims and Solicitation Agent no later than 30 days after the later of the Confirmation Date or the effective date of rejection. Any such Proofs of Claim that are not timely filed shall be disallowed without the need for any further notice to or action, order, or approval of the Bankruptcy Court. Such Proofs of Claim shall be forever barred, estopped, and enjoined from assertion. Moreover, such Proofs of Claim shall not be enforceable against any Reorganized Debtor, without the need for any objection by the Reorganized Debtors or any further notice to or action, order, or approval of the Bankruptcy Court, and any Claim arising out of the rejection of the Executory Contract or Unexpired Lease shall be deemed fully satisfied, released, and discharged notwithstanding anything in a Proof of Claim to the contrary. All Allowed Claims arising from the rejection of Executory Contracts and Unexpired Leases shall be classified as Class 8—General Unsecured Claims against the applicable Debtor counterparty thereto.

5.5    Contracts, Intercompany Contracts, and Leases Entered Into After the Petition Date

Contracts, Intercompany Contracts, and leases entered into after the Petition Date by any Debtor and any Executory Contracts and Unexpired Leases assumed by any Debtor may be performed by the applicable Reorganized Debtor in the ordinary course of business.

5.6    Reservation of Rights

Neither the exclusion nor inclusion of any contract or lease in the Plan Supplement, nor anything contained in the Plan, shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Debtors or Reorganized Debtors, as applicable, shall have 45 days following entry of a Final Order resolving such dispute to alter their treatment of such contract or lease.

ARTICLE VI

PROVISIONS GOVERNING DISTRIBUTIONS

6.1    Distributions on Account of Claims and Interests Allowed as of the Effective Date

(a)    Delivery of Distributions in General

Except as otherwise provided in the Plan, a Final Order, or as otherwise agreed to by the Debtors or the Reorganized Debtors (as the case may be) and the holder of the applicable Claim or Interest, on the first

Distribution Date, the Distribution Agent shall make initial distributions under the Plan on account of Claims and Interests Allowed on or before the Effective Date, subject to the Reorganized Debtors’ right to object to Claims and Interests; provided, however, that (1) Allowed Administrative Claims with respect to liabilities incurred by the Debtors in the ordinary course of business during the Chapter 11 Cases or assumed by the Debtors prior to the Effective Date shall be paid or performed in the ordinary course of business in accordance with the terms and conditions of any controlling agreements, course of dealing, course of business, or industry practice and (2) Allowed Priority Tax Claims and Allowed Secured Tax Claims shall be paid in accordance with Sections 2.3 and 3.2(a)(2), respectively. To the extent any Allowed Priority Tax Claim or Allowed Secured Tax Claim is not due and owing on the Effective Date, such Claim shall be paid in full in Cash in accordance with the terms of any agreement between the Debtors and the holder of such Claim or as may be due and payable under applicable non-bankruptcy law or in the ordinary course of business. Distribution Dates shall occur no less frequently than every 30 days, as necessary in the Reorganized Debtors’ sole discretion, after the Effective Date.

6.2    Special Rules for Distributions to Holders of Disputed Claims and Interests

Notwithstanding any provision otherwise in the Plan and except as otherwise agreed by the relevant parties: (1) no partial payments and no partial distributions shall be made with respect to a Disputed Claim or Interest until all such disputes in connection with such Disputed Claim or Interest have been resolved by settlement or Final Order and (2) any Entity that holds both an Allowed Claim or Interest and a Disputed Claim or Interest shall not receive any distribution on the Allowed Claim or Interest unless and until all objections to the Disputed Claim or Interest have been resolved by settlement or Final Order or the Claims or Interests have been Allowed or expunged. Any dividends or other distributions arising from property distributed to holders of Allowed Claims or Interests, as applicable, in a Class and paid to such holders under the Plan shall be paid also, in the applicable amounts, to any holder of a Disputed Claim or Interest, as applicable, in such Class that becomes an Allowed Claim or Interest after the date or dates that such dividends or other distributions were earlier paid to holders of Allowed Claims or Interests in such Class.

6.3    Delivery of Distributions

(a)    Record Date for Distributions

On the Distribution Record Date, the Claims Register shall be closed and the Distribution Agent shall be authorized and entitled to recognize only those record holders, if any, listed on the Claims Register as of the close of business on the Distribution Record Date. Notwithstanding the foregoing, if a Claim or Interest, other than one based on a publicly traded Certificate, is transferred less than 20 days before the Distribution Record Date, the Distribution Agent shall make distributions to the transferee only to the extent practical and in any event only if the relevant transfer form contains an unconditional and explicit certification and waiver of any objection to the transfer by the transferor.

(b)    Distribution Process

The Distribution Agent shall make all distributions required under the Plan, except that distributions to holders of Allowed Claims or Interests governed by a separate agreement and administered by a Servicer shall be deposited with the appropriate Servicer, at which time such distributions shall be deemed complete, and the Servicer shall deliver such distributions in accordance with the Plan and the terms of the governing agreement. Except as otherwise provided in the Plan, and notwithstanding any authority to the contrary, distributions to holders of Allowed Claims and Interests, including Claims and Interests that become Allowed after the Distribution Record Date, shall be made to holders of record as of the Distribution Record Date by the Distribution Agent or a Servicer, as appropriate: (1) to the address of such holder as set forth in the books and records of the applicable Debtor (or if the Debtors have been notified in writing, on or before the date that is 14 days before the Effective Date, of a change of address, to the changed address); (2) in accordance with Federal Rule of Civil Procedure 4, as modified and made applicable by Bankruptcy Rule 7004, if no address exists in the

Debtors books and records, no Proof of Claim has been filed and the Distribution Agent has not received a written notice of a change of address on or before the date that is 14 days before the Effective Date; or (3) on any counsel that has appeared in the Chapter 11 Cases on the holder’s behalf. Notwithstanding anything to the contrary in the Plan, including this Section 6.3(b), distributions under the Plan to holders of the SuperMedia Secured Credit Agreement Claims shall be made to, or to Entities at the direction of the SuperMedia Administrative Agent in accordance with the terms of the Plan and the SuperMedia Secured Credit Agreement. The Debtors, the Reorganized Debtors, and the Distribution Agent, as applicable, shall not incur any liability whatsoever on account of any distributions under the Plan.

(c)    Accrual of Dividends and Other Rights

For purposes of determining the accrual of dividends or other rights after the Effective Date, Newdex Common Stock shall be deemed distributed as of the Effective Date regardless of the date on which it is actually issued, dated, authenticated, or distributed; provided, however, the Reorganized Debtors shall not pay any such dividends or distribute such other rights, if any, until after distributions of Newdex Common Stock actually take place.

(d)    Compliance Matters

In connection with the Plan, to the extent applicable, the Reorganized Debtors and the Distribution Agent shall comply with all tax withholding and reporting requirements imposed on them by any Governmental Unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, the Reorganized Debtors and the Distribution Agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate. The Reorganized Debtors reserve the right to allocate all distributions made under the Plan in compliance with all applicable wage garnishments, alimony, child support, and other spousal awards, liens, and encumbrances.

(e)    Foreign Currency Exchange Rate

Except as otherwise provided in a Bankruptcy Court order, as of the Effective Date, any Claim asserted in currency other than U.S. dollars shall be automatically deemed converted to the equivalent U.S. dollar value using the exchange rate for the applicable currency as published in The Wall Street Journal, National Edition, on the Effective Date.

(f)    Fractional, Undeliverable, and Unclaimed Distributions

(1)	Fractional Distributions. The Distribution Agent shall make distributions of fractions of shares of Newdex Common Stock, as applicable. The Distribution Agent shall not make distributions or payments of fractions of dollars. Whenever any payment of Cash of a fraction of a dollar pursuant to the Plan would otherwise be required, the actual payment shall reflect a rounding of such fraction to the nearest whole dollar (up or down), with half dollars or less being rounded down.

(2)	Undeliverable Distributions. If any distribution to a holder of an Allowed Claim or Interest is returned to a Distribution Agent as undeliverable, no further distributions shall be made to such holder unless and until such Distribution Agent is notified in writing of such holder’s then-current address or other necessary information for delivery, at which time all currently due missed distributions shall be made to such holder on the next Distribution Date. Undeliverable distributions shall remain in the possession of the Reorganized Debtors until such time as a distribution becomes deliverable, or such distribution reverts to the Reorganized Debtors or is cancelled pursuant to Section 6.3(f)(3), and shall not be supplemented with any interest, dividends, or other accruals of any kind.

(3)	Reversion. Any distribution under the Plan that is an Unclaimed Distribution for a period of six months after distribution shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and such Unclaimed Distribution shall revest in the applicable Reorganized Debtor and, to the extent such Unclaimed Distribution is Newdex Common Stock, shall be deemed cancelled. Upon such revesting, the Claim or Interest of any holder or its successors with respect to such property shall be cancelled, discharged, and forever barred notwithstanding any applicable federal or state escheat, abandoned, or unclaimed property laws, or any provisions in any document governing the distribution that is an Unclaimed Distribution, to the contrary.

(g)    Surrender of Cancelled Instruments or Securities

On the Effective Date or as soon as practicable thereafter, each holder of a Certificate shall surrender such Certificate to the Distribution Agent or a Servicer (to the extent the relevant Claim or Interest is governed by an agreement and administered by a Servicer). Such Certificate shall be cancelled solely with respect to the Debtors, and such cancellation shall not alter the obligations or rights of any non-Debtor third parties vis-à-vis one another with respect to such Certificate. No distribution of property pursuant to the Plan shall be made to or on behalf of any such holder unless and until such Certificate is received by the Distribution Agent or the Servicer or the unavailability of such Certificate is reasonably established to the satisfaction of the Distribution Agent or the Servicer pursuant to the provisions of Section 6.3(h). Any holder who fails to surrender or cause to be surrendered such Certificate or fails to execute and deliver an affidavit of loss and indemnity acceptable to the Distribution Agent or the Servicer prior to the first anniversary of the Effective Date shall have its Claim or Interest discharged with no further action, be forever barred from asserting any such Claim or Interest against the relevant Reorganized Debtor or its property, be deemed to have forfeited all rights, and Claims and Interests with respect to such Certificate, and not participate in any distribution under the Plan; furthermore, all property with respect to such forfeited distributions, including any dividends or interest attributable thereto, shall revert to the Reorganized Debtors, notwithstanding any federal or state escheat, abandoned, or unclaimed property law to the contrary. Notwithstanding the foregoing paragraph, this Section 6.3(g) shall not apply to any Claims and Interests reinstated pursuant to the terms of the Plan.

(h)    Lost, Stolen, Mutilated, or Destroyed Securities

Any holder of Allowed Claims or Interests evidenced by a Certificate that has been lost, stolen, mutilated, or destroyed shall, in lieu of surrendering such Certificate, deliver to the Distribution Agent or Servicer, if applicable, an affidavit of loss acceptable to the Distribution Agent or Servicer setting forth the unavailability of the Certificate and such additional indemnity as may be required reasonably by the Distribution Agent or Servicer to hold the Distribution Agent or Servicer harmless from any damages, liabilities, or costs incurred in treating such holder as a holder of an Allowed Claim or Interest. Upon compliance with this procedure by a holder of an Allowed Claim or Interest evidenced by such a lost, stolen, mutilated, or destroyed Certificate, such holder shall, for all purposes pursuant to the Plan, be deemed to have surrendered such Certificate.

6.4    Claims Paid or Payable by Third Parties

(a)    Claims Paid by Third Parties

A Claim shall be reduced in full, and such Claim shall be disallowed without a Claims objection having to be filed and without any further notice to or action, order, or approval of the Bankruptcy Court, to the extent that the holder of such Claim receives payment in full on account of such Claim from a party that is not a Debtor or Reorganized Debtor. To the extent a holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such holder shall repay, return or deliver any distribution held by or transferred to the holder to the applicable Reorganized Debtor to the extent the holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim as of the date of any such distribution under the Plan.

(b)    Claims Payable by Insurance Carriers

Other than with respect to the SuperMedia Secured Credit Facility Claims, no distributions under the Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtors’ insurance policies until the holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy. Other than with respect to the SuperMedia Secured Credit Facility Claims, to the extent that one or more of the Debtors’ insurers agrees to satisfy in full a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, such Claim may be expunged to the extent of any agreed upon satisfaction on the Claims Register by the Claims and Solicitation Agent without a Claims objection having to be filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

(c)    Applicability of Insurance Policies

Except as otherwise provided herein, distributions to holders of Allowed Claims shall be in accordance with the provisions of an applicable insurance policy. Nothing contained in the Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors or any Entity may hold against any other Entity, including insurers under any policies of insurance, nor shall anything contained herein constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.

6.5    Setoffs

Except as otherwise expressly provided for herein (including with respect to any SuperMedia Secured Credit Agreement Claims or Claims with respect to letters of credit as provided in the definition of Other Secured Claims), each Reorganized Debtor, pursuant to the Bankruptcy Code (including section 553 of the Bankruptcy Code), applicable non-bankruptcy law, or as may be agreed to by the holder of a Claim, may set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Allowed Claim (before any distribution is made on account of such Allowed Claim), any Claims, rights, and Causes of Action of any nature that such Debtor or Reorganized Debtor, as applicable, may hold against the holder of such Allowed Claim, to the extent such Claims, rights, or Causes of Action against such holder have not been otherwise compromised or settled on or prior to the Effective Date (whether pursuant to the Plan or otherwise); provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim pursuant to the Plan shall constitute a waiver or release by such Reorganized Debtor of any such Claims, rights, and Causes of Action that such Reorganized Debtor may possess against such holder. In no event shall any holder of Claims be entitled to set off any Claim against any Claim, right, or Cause of Action of the Debtor or Reorganized Debtor, as applicable, unless such holder has filed a motion with the Bankruptcy Court requesting the authority to perform such setoff on or before the Confirmation Date, and notwithstanding any indication in any Proof of Claim or otherwise that such holder asserts, has, or intends to preserve any right of setoff pursuant to section 553 or otherwise.

6.6    Allocation Between Principal and Accrued Interest

Except as otherwise provided in the Plan, the aggregate consideration paid to holders with respect to their Allowed Claims shall be treated pursuant to the Plan as allocated first to the principal amount of such Allowed Claims (to the extent thereof) and, thereafter, to the interest, if any, accrued through the Effective Date.

ARTICLE VII

PROCEDURES FOR RESOLVING DISPUTED CLAIMS AND INTERESTS

7.1    Disputed Claims Process

Except as otherwise provided herein, if a party files a proof of claim and the Debtors or Reorganized Debtors, as applicable, do not determine in their sole discretion, and without the need for notice to or action, order or approval of the Bankruptcy Court, that the Claim subject to such proof of claim is Allowed, such Claim shall be Disputed unless Allowed or disallowed by a Final Order or as otherwise set forth in this ARTICLE VII. Except as otherwise provided herein, all proofs of claim filed after the Effective Date shall be disallowed and forever barred, estopped, and enjoined from assertion, and shall not be enforceable against any Reorganized Debtor, without the need for any objection by the Reorganized Debtors or any further notice to or action, order, or approval of the Bankruptcy Court.

7.2    Prosecution of Objections to Claims and Interests

Except insofar as a Claim or Interest is Allowed under the Plan, the Debtors, the Reorganized Debtors or any other party in interest shall be entitled to object to the Claim or Interest. Any objections to Claims and Interests shall be served and filed on or before the 120th day after the Effective Date or by such later date as ordered by the Bankruptcy Court. All Claims and Interests not objected to by the end of such 120-day period shall be deemed Allowed unless such period is extended upon approval of the Bankruptcy Court. For the avoidance of doubt, except as otherwise provided in the Plan, from and after the Effective Date, each Reorganized Debtor shall have and retain any and all rights and defenses such Debtor had immediately prior to the Effective Date with respect to any Disputed Claim or Interest, including the Causes of Action retained pursuant to Section 4.15.

7.3    No Interest

Unless otherwise specifically provided for in the Plan or by order of the Bankruptcy Court (including pursuant to the SuperMedia Cash Collateral Order), postpetition interest shall not accrue or be paid on Claims, and no holder of a Claim shall be entitled to interest accruing on or after the Petition Date on any Claim or right. Additionally, and without limiting the foregoing, interest shall not accrue or be paid on any Disputed Claim with respect to the period from the Effective Date to the date a final distribution is made on account of such Disputed Claim, if and when such Disputed Claim becomes an Allowed Claim.

7.4    Disallowance of Claims and Interests

All Claims and Interests of any Entity from which property is sought by the Debtors under section 542, 543, 550, or 553 of the Bankruptcy Code or that the Debtors or the Reorganized Debtors allege is a transferee of a transfer that is avoidable under section 522(f), 522(h), 544, 545, 547, 548, 549, or 724(a) of the Bankruptcy Code shall be disallowed if: (a) the Entity, on the one hand, and the Debtors or the Reorganized Debtors, on the other hand, agree or the Bankruptcy Court has determined by Final Order that such Entity or transferee is liable to turn over any property or monies under any of the aforementioned sections of the Bankruptcy Code and (b) such Entity or transferee has failed to turn over such property by the date set forth in such agreement or Final Order.

ARTICLE VIII

EFFECT OF CONFIRMATION OF THE PLAN

8.1    Discharge of Claims and Termination of Interests

Except as otherwise provided for herein and effective as of the Effective Date: (a) the rights afforded in the Plan and the treatment of all Claims and Interests shall be in exchange for and in complete satisfaction, discharge, and release of all Claims and Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Petition Date, against the Debtors or any of their assets, property, or Estates; (b) the Plan shall bind all holders of Claims and Interests, notwithstanding whether any such holders failed to vote to accept or reject the Plan or voted to reject the Plan; (c) all Claims and Interests shall be satisfied, discharged, and released in full, and the Debtors’ liability with respect thereto shall be extinguished completely, including any liability of the kind specified under section 502(g) of the Bankruptcy Code; and (d) all Entities shall be precluded from asserting against the Debtors, the Debtors’ Estates, the Reorganized Debtors, their successors and assigns, and their assets and properties any other Claims or Interests based upon any documents, instruments, or any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date.

8.2    Releases by the Debtors

Pursuant to section 1123(b) of the Bankruptcy Code, and except as otherwise specifically provided for herein, for good and valuable consideration, on and after the Effective Date, the Released Parties are deemed released and discharged by the Debtors, the Reorganized Debtors, and the Estates from any and all Claims, obligations, rights, and liabilities whatsoever, whether for tort, fraud, contract, violations of federal or state securities laws, Avoidance Actions, including any derivative Claims, asserted or that could possibly have been asserted directly or indirectly on behalf of the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise, and any and all Causes of Action asserted or that could possibly have been asserted on behalf of the Debtors, that the Debtors, the Reorganized Debtors, the Estates, or Affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors or their Affiliates, the Chapter 11 Cases, the Transaction, the purchase, sale, or rescission of the purchase or sale of any Security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, prepetition contracts and agreements with one or more Debtors (including the SuperMedia Secured Credit Agreement and other agreements reflecting long-term indebtedness), the SuperMedia Support Agreement, the restructuring of Claims and Interests prior to or in the Chapter 11 Cases, the negotiation, formulation, solicitation or preparation of the Plan and Disclosure Statement or related agreements, instruments, or other documents, upon any other act or omission, transaction, agreement, event, or other occurrence taking place before the Effective Date, other than Claims or liabilities arising out of or related to any contractual or fixed monetary obligation owed to the Debtors or the Reorganized Debtors.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the release set forth in this Section 8.2, which includes by reference each of the related provisions and definitions contained herein, and further, shall constitute the Bankruptcy Court’s finding that such release is: (a) in exchange for the good and valuable consideration provided by the Released Parties; (b) a good faith settlement and compromise of the Claims released by this Section 8.2; (c) in the best interests of the Debtors and all holders of Claims and Interests; (d) fair, equitable, and reasonable; (e) given and made after due notice and opportunity for hearing; and (f) a bar to any of the Debtors asserting any Claim or Cause of Action released by this Section 8.2.

8.3    Releases by Holders of Claims and Interests

As of the Effective Date, the Releasing Parties shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever, released and discharged the Debtors, the Reorganized Debtors, the Estates, and the Released Parties from any and all Claims, Interests, obligations, rights, liabilities, actions, causes of action, choses in action, suits, debts, damages, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, remedies, rights of set-off, third-party claims, subrogation claims, contribution claims, reimbursement claims, indemnity claims, counterclaims, and crossclaims (including all claims and actions against any Entities under the Bankruptcy Code) whatsoever, whether for tort, fraud, contract, violations of federal or state securities laws, Avoidance Actions, including any derivative Claims, asserted on behalf of the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise, that such Entity would have been legally entitled to assert (whether individually or collectively), based on or in any way relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring, the Chapter 11 Cases, the Transaction, the purchase, sale, or rescission of the purchase or sale of any Security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, prepetition contracts and agreements with one or more Debtors (including the SuperMedia Secured Credit Agreement and other agreements reflecting long-term indebtedness), the SuperMedia Support Agreement, the restructuring of Claims and Interests prior to or in the Chapter 11 Cases, the negotiation, formulation, solicitation or preparation of the Plan, the Disclosure Statement, the Plan Supplement, or related agreements, instruments, or other documents, upon any other act or omission, transaction, agreement, event, or other occurrence taking place before the Effective Date of the Plan. Notwithstanding anything to the contrary in the foregoing, the release set forth above does not release any obligations arising on or after the Effective Date of any party under the Plan, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the release set forth in this Section 8.3, which includes by reference each of the related provisions and definitions contained herein, and further, shall constitute the Bankruptcy Court’s finding that such release is: (a) in exchange for the good and valuable consideration provided by the Debtors, the Reorganized Debtors, the Estates, and the Released Parties; (b) a good faith settlement and compromise of the Claims released by this Section 8.3; (c) in the best interests of the Debtors and all holders of Claims and Interests; (d) fair, equitable, and reasonable; (e) given and made after due notice and opportunity for hearing; and (f) a bar to any Entity granting a release under this Section 8.3 from asserting any Claim or Cause of Action released by this Section 8.3.

8.4    Exculpation

No Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from any Exculpated Claim or any obligation, Cause of Action, or liability for any Exculpated Claim; provided, however, that the foregoing “exculpation” shall have no effect on the liability of any Entity that results from any such act or omission that is determined in a Final Order to have constituted gross negligence or willful misconduct; provided, further, that in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to, or in connection with, the Plan. The Exculpated Parties have, and upon Confirmation shall be deemed to have, participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation of acceptances and rejections of the Plan and the making of distributions pursuant to the Plan and, therefore, are not and shall not be liable at any time for the violation of any applicable, law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

8.5    Injunction

Except as otherwise provided herein or for obligations issued pursuant hereto, all Entities that have held, hold, or may hold Claims or Interests that have been released pursuant to Section 8.2 or Section 8.3, discharged pursuant to Section 8.1, or are subject to exculpation pursuant to Section 8.4 are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, the Released Parties, or the Exculpated Parties: (a) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests; (b) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such Claims or Interests; (c) creating, perfecting, or enforcing any encumbrance of any kind against such Entities or the property or Estates of such Entities on account of or in connection with or with respect to any such Claims or Interests; (d) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property or Estates of such Entities on account of or in connection with or with respect to any such Claims or Interests unless such holder has filed a motion requesting the right to perform such setoff on or before the Confirmation Date; and (e) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests released, exculpated, or settled pursuant to the Plan.

8.6    Protection Against Discriminatory Treatment

In accordance with section 525 of the Bankruptcy Code, and consistent with paragraph 2 of Article VI of the United States Constitution, no Governmental Unit shall discriminate against any Reorganized Debtor, or any Entity with which a Reorganized Debtor has been or is associated, solely because such Reorganized Debtor was a Debtor under chapter 11, may have been insolvent before the commencement of the Chapter 11 Cases (or during the Chapter 11 Cases but before such Debtor was granted or denied a discharge), or has not paid a debt that is dischargeable in the Chapter 11 Cases.

8.7    Indemnification

On and from the Effective Date, and except as prohibited by applicable law, the Reorganized Debtors shall assume or reinstate, as applicable, all indemnification obligations in place as of the Effective Date (whether in by-laws, certificates of incorporation, board resolutions, contracts, or otherwise) for the current and former directors, officers, managers, employees, attorneys, other professionals and agents of the Debtors and such current and former directors’, officers’, managers’, and employees’ respective Affiliates.

8.8    Recoupment

In no event shall any holder of Claims or Interests be entitled to recoup any Claim or Interest against any Claim, right, or Cause of Action of the Debtors or the Reorganized Debtors, as applicable, unless such holder actually has performed such recoupment and provided notice thereof in writing to the Debtors on or before the Confirmation Date, notwithstanding any indication in any Proof of Claim or Interest or otherwise that such holder asserts, has, or intends to preserve any right of recoupment.

8.9    Release of Liens

Except (a) with respect to the Liens securing the SuperMedia Secured Credit Agreement Claims, (b) with respect to the Liens securing the Secured Tax Claims or Other Secured Claims (depending on the treatment of such Claims), or (c) as otherwise provided herein or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title, and interest of any holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtor and its successors and assigns.

8.10    Reimbursement or Contribution

If the Bankruptcy Court disallows a Claim for reimbursement or contribution of an Entity pursuant to section 502(e)(1)(B) of the Bankruptcy Code, then to the extent that such Claim is contingent as of the Effective Date, such Claim shall be forever disallowed notwithstanding section 502(j) of the Bankruptcy Code, unless prior to the Effective Date (a) such Claim has been adjudicated as noncontingent or (b) the relevant holder of a Claim has filed a noncontingent Proof of Claim on account of such Claim and a Final Order has been entered determining such Claim as no longer contingent.

ARTICLE IX

CONDITIONS PRECEDENT TO THE EFFECTIVE DATE

9.1    Conditions Precedent to the Effective Date.    It shall be a condition to the Effective Date that the following conditions shall have been satisfied or waived pursuant to Section 9.2:

(a) the Confirmation Order shall have been entered, and such order shall not have been stayed, modified, or vacated on appeal;

(b) if the Dex One Chapter 11 Cases have been filed, the Dex One Confirmation Order shall have been entered by the Bankruptcy Court and such order shall not have been stayed, modified, or vacated on appeal;

(c) the Merger shall have been consummated, and all conditions set forth in Article VII of the Merger Agreement shall have been satisfied (and not waived);

(d) all respective conditions precedent to the consummation of the Amended and Restated SuperMedia Secured Credit Agreement shall have been waived or satisfied in accordance with the terms thereof;

(e) if the Dex One Chapter 11 Cases have been filed, the effective date of the Dex One Plan shall have occurred in accordance with the terms thereof concurrently with the occurrence of the Effective Date;

(f) all fees and expenses of the SuperMedia Administrative Agent, including the fees and expenses of counsel and the financial advisors to the SuperMedia Administrative Agent, shall have been paid in full in cash; and

(g) all documents and agreements necessary to implement the Plan shall have: (1) all conditions precedent to such documents and agreements satisfied or waived pursuant to the terms of such documents or agreements; (2) been tendered for delivery to the required parties and, to the extent required, filed with and approved by any applicable Governmental Units in accordance with applicable laws; and (3) been effected or executed.

9.2    Waiver of Conditions Precedent

The Debtors, with the prior written consent of the SuperMedia Administrative Agent, which may not be unreasonably withheld, may waive any of the conditions to the Effective Date set forth in Section 9.1 at any time without any notice to any other parties in interest and without any further notice to or action, order, or approval of the Bankruptcy Court, and without any formal action other than proceeding to confirm or consummate the Plan.

9.3    Effect of Non-Occurrence of Conditions to Consummation

If prior to Consummation, the Confirmation Order is vacated pursuant to a Final Order, then except as provided in any order of the Bankruptcy Court vacating the Confirmation Order, the Plan will be null and void in all respects, and nothing contained in the Plan or Disclosure Statement shall: (a) constitute a waiver or release of any Claims, Interests, or Causes of Action; (b) prejudice in any manner the rights of any Debtor or any other Entity; or (c) constitute an admission, acknowledgment, offer, or undertaking of any sort by any Debtor or any other Entity.

ARTICLE X

MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN

10.1    Modification of Plan

Effective as of the date hereof: (a) the Debtors reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan before the entry of the Confirmation Order, subject to the limitations set forth herein and, if effective, the SuperMedia Support Agreement; and (b) after the entry of the Confirmation Order, the Debtors or the Reorganized Debtors, as applicable, may, upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code, remedy any defect or omission, or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan, subject to the limitations set forth herein and, if effective, the SuperMedia Support Agreement.

10.2    Revocation or Withdrawal of Plan

The Debtors reserve the right to revoke or withdraw the Plan before the Confirmation Date and to file subsequent chapter 11 plans. If the Debtors revoke or withdraw the Plan, or if Confirmation or the Effective Date does not occur, then: (a) the Plan will be null and void in all respects; (b) any settlement or compromise embodied in the Plan, assumption or rejection of Executory Contracts or Unexpired Leases effected by the Plan, and any document or agreement executed pursuant hereto will be null and void in all respects; and (c) nothing contained in the Plan shall (1) constitute a waiver or release of any Claims, Interests, or Causes of Action, (2) prejudice in any manner the rights of any Debtor or any other Entity, or (3) constitute an admission, acknowledgement, offer, or undertaking of any sort by any Debtor or any other Entity.

10.3    Confirmation of the Plan

The Debtors request Confirmation of the Plan under section 1129(b) of the Bankruptcy Code with respect to any Impaired Class that does not accept the Plan pursuant to section 1126 of the Bankruptcy Code. The Debtors reserve the right to amend the Plan to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification.

ARTICLE XI

RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of, or related to, the Chapter 11 Cases and the Plan pursuant to sections 105(a) and 1142 of the Bankruptcy Code, including jurisdiction to:

1.    allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Interest, including the resolution of any request for payment of any Claim or Interest and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims or Interests;

2.    decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;

3.    resolve any matters related to Executory Contracts or Unexpired Leases, including: (a) the assumption, assumption and assignment, or rejection of any Executory Contract or Unexpired Lease to which a Debtor is party or with respect to which a Debtor may be liable and to hear, determine, and, if necessary, liquidate, any Cure or Claims arising therefrom, including pursuant to section 365 of the Bankruptcy Code; (b) any potential contractual obligation under any Executory Contract or Unexpired Lease that is assumed; (c) the Reorganized Debtors’ amendment, modification, or supplement, after the Effective Date, pursuant to ARTICLE V, of the list of Executory Contracts and Unexpired Leases to be rejected or otherwise; and (d) any dispute regarding whether a contract or lease is or was executory or expired;

4.    ensure that distributions to holders of Allowed Claims are accomplished pursuant to the provisions of the Plan and adjudicate any and all disputes arising from or relating to distributions under the Plan;

5.    adjudicate, decide, or resolve any motions, adversary proceedings, contested or litigated matters, and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;

6.    enter and implement such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of (a) contracts, instruments, releases, indentures, and other agreements or documents approved by Final Order in the Chapter 11 Cases and (b) the Plan or the Confirmation Order, including contracts, instruments, releases, indentures, and other agreements or documents created in connection with the Plan;

7.    enforce any order for the sale of property pursuant to sections 363, 1123, or 1146(a) of the Bankruptcy Code;

8.    grant any consensual request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code;

9.    issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with Consummation or enforcement of the Plan;

10.    hear, determine, and resolve any cases, matters, controversies, suits, disputes, or Causes of Action in connection with or in any way related to the Chapter 11 Cases, including: (a) with respect to the repayment or return of distributions and the recovery of additional amounts owed by the holder of a Claim or Interest for amounts not timely repaid pursuant to Section 6.4(a); (b) with respect to the releases, injunctions, and other provisions contained in ARTICLE VIII, including entry of such orders as may be necessary or appropriate to implement such releases, injunctions, and other provisions; (c) that may arise in connection with the Consummation, interpretation, implementation, or enforcement of the Plan or the Confirmation Order, or any Entity’s obligations incurred in connection with the Plan or the Confirmation Order, including those arising under agreements, documents, or instruments executed in connection with the Plan; or (d) related to section 1141 of the Bankruptcy Code;

11.    enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked, or vacated;

12.    consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

13.    hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

14.    enter an order or Final Decree concluding or closing the Chapter 11 Cases;

15.    enforce all orders previously entered by the Bankruptcy Court; and

16.    hear any other matter not inconsistent with the Bankruptcy Code.

After the Effective Date, notwithstanding anything in this ARTICLE XI to the contrary, any disputes arising under the Amended and Restated Credit Documents will be governed by the jurisdictional provisions therein.

ARTICLE XII

MISCELLANEOUS PROVISIONS

12.1    Additional Documents

On or before the Effective Date, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The Debtors or the Reorganized Debtors, as applicable, and all holders of Claims and Interests receiving distributions pursuant to the Plan and all other parties in interest shall, from time to time, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

12.2    Payment of Statutory Fees

All fees payable pursuant to 28 U.S.C. § 1930(a) shall be paid for each quarter (including any fraction thereof) until the Chapter 11 Cases are converted, dismissed, or a Final Decree is issued, whichever occurs first.

12.3    Reservation of Rights

Except as expressly set forth herein, the Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order. None of the filing of the Plan, any statement or provision contained in the Plan, or the taking of any action by any Debtor with respect to the Plan, the Disclosure Statement, or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to the holders of Claims or Interests prior to the Effective Date.

12.4    Successors and Assigns

The rights, benefits, and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign, affiliate, officer, director, agent, representative, attorney, beneficiaries, or guardian, if any, of each Entity.

12.5    Service of Documents

After the Effective Date, any pleading, notice, or other document required by the Plan to be served on or delivered to the Reorganized Debtors shall be served on:

Reorganized Debtors	SuperMedia Inc. 2200 West Airfield Driver P.O. Box 619810 D/FW Airport Texas, 75261 Attn: Chief Executive Officer With a copy to: General Counsel

Counsel to Debtors	Young Conaway Stargatt & Taylor, LLP Rodney Square 1000 North King Street Wilmington, Delaware 19801 Attn: Pauline K. Morgan

Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Attn: Sean A. O’Neal

Counsel to the SuperMedia Administrative Agent	Richards, Layton & Finger, P.A. One Rodney Square 920 N. King Street Wilmington, Delaware 19801 Attn: Mark Collins, Esq.

Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Attn: Steve Fuhrman, Esq. Sandy Qusba, Esq.

Counsel to Dex One	Pachulski Stang Ziehl & Jones LLP 919 North Market Street, 17th Floor P.O. Box 8705 Willmington, Delaware 19899-8705 (Courier 19801) Attn.: Laura Davis Jones Peter J. Keane

Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022-4611 Attn: Marc Kieselstein, P.C. Christopher J. Marcus

United States Trustee	Office of the United States Trustee for the District of Delaware 844 King Street, Suite 2207 Wilmington, Delaware 19801 Attn: [___]

12.6    Term of Injunctions or Stays

Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases (pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court) and existing on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

12.7    Entire Agreement

Except as otherwise indicated, the Plan supersedes all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

12.8    Plan Supplement Exhibits

All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are filed, copies of such exhibits and documents shall be made available upon written request to the Debtors’ counsel at the address above or by downloading such exhibits and documents from www.epiq11.com/SuperMedia or the Bankruptcy Court’s website at www.deb.uscourts.gov. Unless otherwise ordered by the Bankruptcy Court, to the extent any exhibit or document in the Plan Supplement is inconsistent with the terms of any part of the Plan that does not constitute the Plan Supplement, such part of the Plan that does not constitute the Plan Supplement shall control.

12.9    Non-Severability

If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is: (a) valid and enforceable pursuant to its terms; (b) integral to the Plan and may not be deleted or modified without the Debtors’ consent; and (c) nonseverable and mutually dependent.

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Dated: [ ], 2013	SUPERMEDIA INC.

Name: Title:

SUPERMEDIA LLC

Name: Title:

SUPERMEDIA SERVICES INC.

Name: Title:

SUPERMEDIA SALES INC.

Name: Title:

EXHIBIT A

MERGER AGREEMENT

EXHIBIT B

AMENDED AND RESTATED SUPERMEDIA SECURED CREDIT AGREEMENT

LOAN AGREEMENT

Dated as of December 31, 2009,

as amended and restated as of [            ], 2013

among

SUPERMEDIA INC.

(formerly known as IDEARC INC.),

as Borrower,

DEX ONE CORPORATION,

The Lenders from Time to Time Parties Hereto

and

JPMORGAN CHASE BANK, N.A.,

as Administrative Agent and Collateral Agent

SECTION 9.16 Intercreditor Agreement	G-130
SECTION 9.17 Amendment and Restatement	G-130
SECTION 9.18 [No Requirement of Lender Signatures	G-130

Schedule 1.01A	—	Directory Consolidation Project
Schedule 1.01B	—	Post-Closing Items
Schedule 2.01	—	Loans Deemed Made on the Closing Date
Schedule 3.05	—	Properties
Schedule 3.06	—	Disclosed Matters
Schedule 3.12	—	Subsidiaries
Schedule 3.13	—	Insurance
Schedule 6.01	—	Existing Indebtedness
Schedule 6.02	—	Existing Liens
Schedule 6.02(u)	—	Directory Consolidation Liens
Schedule 6.04	—	Existing Investments
Schedule 6.05(j)	—	Asset Sales
Schedule 6.05(m)	—	Directory Consolidation Sales, Transfers and Other Dispositions
Schedule 6.09	—	Affiliate Transactions
Schedule 6.09(o)	—	Directory Consolidation Transactions with Affiliates
Schedule 6.10	—	Existing Restrictions

EXHIBITS:

Exhibit A	—	Form of Assignment and Assumption
Exhibit B	—	Form of Perfection Certificate
Exhibit C	—	Form of U.S. Tax Compliance Certificates
Exhibit D	—	Form of Amended and Restated Intercreditor and Collateral Agency Agreement
Exhibit E	—	Form of Amended and Restated Shared Services Agreement
Exhibit F	—	Form of Subordinated Guarantee Agreement
Exhibit G	—	Form of Acknowledgment and Confirmation
Exhibit H	—	Form of Amended and Restated Shared Guarantee and Collateral Agreement
Exhibit I	—	Form of License Agreement
Exhibit J	—	Form of Master IP License Agreement
Exhibit K	—	Form of Election Notice
Exhibit L	—	Form of Tax Sharing Agreement
Exhibit M	—	Form of Newco Subordinated Guarantee

LOAN AGREEMENT dated as of December 31, 2009 (this “Agreement”), as amended and restated as of [                ], 2013, among SUPERMEDIA INC. (formerly known as Idearc Inc.), a Delaware corporation (the “Borrower”), which is a reorganized company pursuant to Reorganization Plan referred to below, DEX ONE CORPORATION, the several banks and other financial institutions or entities from time to time parties hereto (the “Lenders”) and JPMORGAN CHASE BANK, N.A., as administrative agent and collateral agent for such Lenders. Capitalized terms used but not defined in the succeeding recitals have the meanings set forth in Section 1.01 below.

[WHEREAS, on [                , 2013] (the “Petition Date”), the Ultimate Parent and its Subsidiaries each commenced bankruptcy cases (the “Chapter 11 Cases”) by filing voluntary petitions under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”);

WHEREAS, on the Petition Date, the Ultimate Parent and its Subsidiaries filed with the Bankruptcy Court the Reorganization Plan and the Disclosure Statement;

WHEREAS, on [                , 2013], the Bankruptcy Court entered the Confirmation Order confirming the Reorganization Plan; and

WHEREAS, pursuant to the Reorganization Plan, the Ultimate Parent and its Subsidiaries will implement the Amendments on the Closing Date;]1

WHEREAS, the Ultimate Parent and the Borrower have entered into a Merger Agreement, dated as of August 20, 2012, as amended and restated as of December 5, 2012 (the “Merger Agreement”), by and among Dex One Corporation, a Delaware corporation (“Dex One”), NewDex, Inc., a Delaware corporation (“Newdex”), Spruce Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”) and the Borrower, pursuant to which Dex One will be merged with Newdex, with Newdex as the surviving corporation (the “Dex Merger”), and the Borrower will be merged with Merger Sub, with the Borrower as the surviving corporation (the “SuperMedia Merger” and together with the Dex Merger, the “Mergers”);

WHEREAS, after giving effect to the Mergers, the Borrower will become a direct wholly owned subsidiary of Newdex and Newdex will become the Ultimate Parent;

WHEREAS, the Borrower has requested that the Lenders amend and restate the Existing Credit Agreement as provided in this Agreement; and

WHEREAS, the Lenders are willing to so amend and restate the Existing Credit Agreement on the terms and conditions set forth herein.

NOW, THEREFORE, the parties hereto agree that the Existing Credit Agreement shall be amended and restated in its entirety as of the Closing Date to read as follows:

ARTICLE I

Definitions

SECTION 1.01    Defined Terms.    As used in this Agreement, the following terms have the meanings specified below:

“ABR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, bear interest at a rate determined by reference to the Alternate Base Rate.

[1]	To be included if applicable.

“Acceptable Payment Percentage” has the meaning assigned to such term in Section 2.15(c).

“Acknowledgment and Confirmation” means an Acknowledgment and Confirmation substantially in the form of Exhibit G hereto, dated the date hereof, executed by each SuperMedia Loan Party.

“Additional Notes” means notes issued by the Ultimate Parent after the Closing Date (a) that are not secured by any assets of the Ultimate Parent or any of its Subsidiaries, (b) that bear interest at a prevailing market rate at the time of the issuance thereof, (c) the proceeds of which are used to refinance the Restructuring Notes or any Additional Notes, (d) that do not mature, and are not mandatorily redeemable, in whole or in part, or required to be repurchased or reacquired, in whole or in part, prior to the date that is six months after the Maturity Date (other than pursuant to asset sale or change in control provisions customary in offerings of similar notes), (e) that have no financial maintenance covenants and no restrictive covenants that apply to any Subsidiary of the Ultimate Parent or that impose limitations on the Ultimate Parent’s ability to guarantee or pledge assets to secure the Obligations and otherwise have covenants, representations and warranties and events of default that are no more restrictive than those existing in the prevailing market at the time of issuance for companies with the same or similar credit ratings of the Ultimate Parent at such time issuing similar securities, (f) are not guaranteed by any Subsidiary of the Ultimate Parent and are subordinated to the Obligations on terms that are no less favorable to the Lenders than the subordination terms set forth in the Restructuring Notes Indenture and that are otherwise reasonably satisfactory to the Administrative Agent and (g) are not convertible or exchangeable except into (i) other Indebtedness of the Ultimate Parent meeting the qualifications set forth in this definition or (ii) common equity of the Ultimate Parent, provided that any such exchange or conversion, if effected, would not result in a Change in Control or a Default.

“Adjusted LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

“Administrative Agent” means JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the Lenders hereunder and its Affiliates and permitted successors acting in such capacity.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Advance Prepayment Certificate” means a certificate of a Responsible Officer furnished to the Administrative Agent with respect to a fiscal quarter certifying in reasonable detail the expected increase in Available Cash during such fiscal quarter.

“Advance Prepayments” has the meaning set forth in Section 2.06(c).

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. Notwithstanding anything to the contrary in this definition, none of Verizon and its Affiliates will be deemed to be an Affiliate of the Borrower or any Subsidiary unless (x) any of such Persons is the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of shares representing 10% or more of the total voting power of the Equity Interests of the Borrower and (y) the first such Person would otherwise be such an Affiliate within the meaning of this definition.

“Agents” means the collective reference to the Administrative Agent and the Collateral Agent.

“Agreement” has the meaning set forth in the preamble hereto.

“Allocable Net Proceeds” means, with respect to any Ultimate Parent Equity Issuance, 53% of the Net Proceeds of such Ultimate Parent Equity Issuance; provided, that to the extent the Indebtedness outstanding under (a) the RHDI Credit Agreement has been repaid in full, Allocable Net Proceeds shall mean 65% of the Net

Proceeds of such Ultimate Parent Equity Issuance, (b) the Dex East Credit Agreement has been repaid in full, Allocable Net Proceeds shall mean 61% of the Net Proceeds of such Ultimate Parent Equity Issuance, (c) the Dex West Credit Agreement has been repaid in full, the Allocable Net Proceeds shall mean 62% of the Net Proceeds of such Ultimate Parent Equity Issuance, (d) the RHDI Credit Agreement and the Dex West Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 80% of the Net Proceeds of such Ultimate Parent Equity Issuance, (e) the RHDI Credit Agreement and the Dex East Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 78% of the Net Proceeds of such Ultimate Parent Equity Issuance, (f) the Dex West Credit Agreement and the Dex East Credit Agreement have been repaid in full, Allocable Net Proceeds shall mean 74% of the Net Proceeds of such Ultimate Parent Equity Issuance and (g) if the Dex Credit Agreements have been repaid in full, Allocable Net Proceeds shall mean 100% of the Net Proceeds of such Ultimate Parent Equity Issuance.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus  1/2 of 1% and (c) the LIBO Rate that would be calculated as of such day (or, if such day is not a Business Day, as of the next preceding Business Day) in respect of a proposed Eurodollar Loan with a one-month Interest Period plus 1%. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or such LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or such LIBO Rate, as the case may be.

“Amendments” means, collectively, the amendment and restatement of the RHDI Existing Credit Agreement, the Dex East Existing Credit Agreement and the Dex West Existing Credit Agreement, pursuant to the RHDI Credit Agreement, the Dex East Credit Agreement and the Dex West Credit Agreement, respectively (in each case referred to in clause (a) in the definition thereof)[, which amendments were consummated pursuant to the Reorganization Plan].2

“Applicable Margin” means (a) with respect to any ABR Loan, 7.60%, and (b) with respect to any Eurodollar Loan, 8.60%.

“Applicable Payment Percentage” has the meaning assigned to such term in Section 2.15(c).

“Approved Fund” has the meaning assigned to such term in Section 9.04(b).

“Asset Disposition” means (a) any sale, transfer or other disposition (including pursuant to a Sale and Leaseback Transaction) of any property or asset of the Borrower or any Subsidiary other than sales, transfers or other dispositions permitted under Section 6.05 (other than clauses (g), (i), (j) and (k)) and (b) any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any property or asset of the Borrower or any Subsidiary, but, in the case of this clause (b), only to the extent that the Net Proceeds therefrom have not been applied to repair, restore or replace such property or asset within 180 days after such event.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, substantially in the form of Exhibit A or any other form approved by the Administrative Agent.

“Attributable Debt” means, on any date, in respect of any lease of the Borrower or any Subsidiary entered into as part of a Sale and Leaseback Transaction subject to Section 6.06 (a) if such lease is a Capital Lease Obligation, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP and (b) if such lease is not a Capital Lease Obligation, the capitalized amount of the

[2]	To be included if applicable.

remaining lease payments under such lease that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease were accounted for as a Capital Lease Obligation.

“Available Cash” means, on any Determination Date, an amount (which may be a negative amount) calculated in accordance with Section 1.05 and equal to the sum (without duplication) of the following in respect of the Borrower and its Wholly Owned Subsidiaries on a consolidated basis for the period commencing on January 1, 2013 and ending on the last day of the most recent fiscal quarter for which a certificate shall have been delivered to the Administrative Agent pursuant to Section 5.01(d):

(a) Consolidated Adjusted EBITDA for such period; plus

(b) to the extent not included in calculating such Consolidated Adjusted EBITDA, any extraordinary or non-recurring cash gain during such period, other than any such gain resulting from any sale, transfer or other disposition of assets; plus

(c) without duplication, decreases in Consolidated Working Capital for such period; minus

(d) without duplication, increases in Consolidated Working Capital for such period; minus

(e) without duplication and to the extent included in determining such Consolidated Adjusted EBITDA, the sum of (i) Consolidated Interest Expense for such period, (ii) all taxes of the Borrower and the Subsidiaries paid in cash during such period (other than Incremental COD Tax Payments), (iii) any extraordinary or nonrecurring loss, expense or charge paid in cash during such period (other than Specified Charges) and (iv) the aggregate amount of Capital Expenditures made during such period, other than Capital Expenditures financed with (1) Net Proceeds from an Asset Disposition not otherwise required to be applied to prepay Loans pursuant to Section 2.06(b) or (2) the proceeds of Indebtedness permitted by Section 6.01 (other than proceeds of Indebtedness incurred in reliance on Section 6.01(a)(iii)); provided that amounts shall be included in this clause (e) for any period only to the extent not duplicative of any cost or expense which was (x) included in determining Consolidated Net Income for such period and (y) not added back to Consolidated Net Income in determining Consolidated Adjusted EBITDA for such period.

[“Bankruptcy Code” means the United States Bankruptcy Code (11 U.S.C. §101 et seq.), as amended from time to time, and any successor statute.]3

[“Bankruptcy Court” has the meaning assigned to such term in the recitals to this Agreement.]4

“Billing Services Agreement” means the Billing Services Agreement dated as of November 17, 2006, between Idearc Media LLC (formerly known as Idearc Media Corp.) and Verizon Services Corp.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” has the meaning assigned to such term in the preamble hereto.

“Borrower’s Discounted Prepayment Portion of Available Cash” means an amount determined for each fiscal quarter of the Borrower, commencing with the fiscal quarter ending March 31, 2013, equal to the amount of any increase in Available Cash during such fiscal quarter multiplied by 12.5%.

[3]	To be included if applicable.
[4]	To be included if applicable.

“Borrower’s Discretionary Portion of Available Cash” means (i) an amount determined for each fiscal quarter of the Borrower, commencing with the fiscal quarter ending March 31, 2013, equal to the amount of any increase in Available Cash during such fiscal quarter multiplied by 20% plus (ii) Existing Available Cash.

“Borrower’s Portion of Available Cash” means, collectively, the Borrower’s Discounted Prepayment Portion of Available Cash and the Borrower’s Discretionary Portion of Available Cash.

“Borrowing” means Loans of the same Type made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect.

“Branding Agreement” means the Branding Agreement dated as of November 17, 2006, between Idearc Media LLC (formerly known as Idearc Media Corp.) and Verizon.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided that, when used in connection with a Eurodollar Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

“Capital Expenditures” means, for any period, without duplication, (i) the additions to property, plant and equipment and other capital expenditures of the Borrower and its consolidated Subsidiaries for such period, determined in accordance with GAAP and (ii) the portion of the additions to property, plant and equipment and other capital expenditures of the Service Company for such period allocated to, and funded by, the Borrower and its consolidated Subsidiaries pursuant to the Shared Services Agreement.

“Capital Lease Obligations” of any Person means, without duplication, (i) the obligations of such Person to pay rent or other amounts under any Capitalized Lease, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP and (ii) in the case of the Borrower and its Subsidiaries, the portion of the obligations of the Service Company described in the foregoing clause (i) allocated to, and funded by, the Borrower and its Subsidiaries pursuant to the Shared Services Agreement.

“Capitalized Leases” means all leases that have been or should be, in accordance with GAAP, recorded as capitalized leases.

[“Cash Collateral Order” means the Final Order Under 11 U.S.C. §§ 105, 361, 362, 363, 552 and Fed. R. Bankr. P. 2002, 4001 and 9014 (I) Authorizing Debtors to Use Cash Collateral and (II) Granting Adequate Protection to the Prepetition Secured Parties, entered by the Bankruptcy Court on [                ], 2013.]5

“Cash Consideration” means the consideration received by the Borrower or any Subsidiary for any Asset Disposition that is in the form of cash, Permitted Investments or a combination of the foregoing. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities (as shown on the Borrower’s most recent consolidated balance sheet) of the Borrower or any Subsidiary that are assumed by the transferee of any such assets or Equity Interests pursuant to a written assignment and assumption agreement that releases the Borrower or applicable Subsidiary from further liability therefor; and

(b) any securities, notes or other obligations received by the Borrower or any Subsidiary from such transferee that are converted by the Borrower or any Subsidiary into cash or Permitted Investments within 180 days of the receipt thereof.

[5]	To be included if applicable.

“Change in Control” means:

(a) the failure of the Borrower to own, directly or indirectly through one or more Wholly Owned Subsidiaries, 100% of the outstanding Equity Interests in Idearc Information Services LLC;

(b) the failure of the Ultimate Parent to own, directly or indirectly through one or more of its Wholly Owned Subsidiaries, 100% of the outstanding Equity Interests in the Borrower free of Liens;

(c) for so long as the Shared Services Agreement is in existence, the ownership, beneficially or of record, by any Person other than the Ultimate Parent of any Equity Interests in the Service Company;

(d) the ownership, beneficially or of record, by any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act of more than 35% of the outstanding Equity Interests in the Ultimate Parent; or

(e) the occupation of a majority of the seats (excluding, for purposes of this clause, vacant seats) on the Governing Board of the Ultimate Parent by Persons who were not (i) members of such Governing Board on the Closing Date [(after giving effect to the Reorganization Plan)],6 (ii) nominated by, or whose nomination for election was approved or ratified by a majority of the directors or members of, the Governing Board of the Ultimate Parent or (iii) appointed by Persons referred to in clause (i) and (ii) above;

provided that that the consummation of the Mergers pursuant to the Merger Agreement shall not constitute a Change in Control.

“Change in Law” means (a) the adoption of any law, rule or regulation after the Closing Date, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the Closing Date or (c) compliance by any Lender (or, for purposes of Section 2.10(b), by any lending office of such Lender or by such Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the Closing Date. For the avoidance of doubt, notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof, and (ii) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a Change in Law regardless of the date enacted, adopted, issued or implemented.

[“Chapter 11 Cases” has the meaning assigned to such term in the recitals to this Agreement.]7

“Chattel Paper” has the meaning assigned to such term in the Guarantee and Collateral Agreement.

“Closing Date” means the date on which the conditions specified in Article IV are satisfied (or waived in accordance with Section 9.02) and the notice in the last sentence of Section 4.01 shall have been delivered, which date is [            , 2013].8

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

[6]	To be included if applicable.
[7]	To be included if applicable.
[8]	If the Closing Date occurs prior to March 31, 2013, the date for the commencement of delivery of, and the representation with respect to previously delivered, annual financial statements will be adjusted and the Available Cash prepayment provisions will be adjusted to require payment of the Available Cash prepayment under the Existing Credit Agreement for the period ending December 31, 2012.

“Collateral” means any and all “Collateral”, as defined in any applicable Security Document or Shared Collateral Security Document.

“Collateral Agent” means JPMorgan Chase Bank, N.A., in its capacity as collateral agent for the Secured Parties and its Affiliates and permitted successors in such capacity.

“Collateral Agreements” means the collective reference to the Guarantee and Collateral Agreement and the Shared Guarantee and Collateral Agreement.

“Collateral and Guarantee Requirement” means the requirement that:

(a) the Collateral Agent shall have received from each SuperMedia Loan Party either (i) a counterpart of the Guarantee and Collateral Agreement duly executed and delivered on behalf of such SuperMedia Loan Party or (ii) in the case of any Person that becomes a Subsidiary Loan Party after the Closing Date, a supplement to the Guarantee and Collateral Agreement, in substantially the form specified therein (or in such other form as the Borrower and the Collateral Agent may agree), duly executed and delivered on behalf of such Person (within the time frames required by Section 5.11);

(b) the Shared Collateral Agent shall have received from each Shared Collateral Loan Party (other than the Newco Subordinated Guarantors) either (i) a counterpart of the Shared Guarantee and Collateral Agreement duly executed and delivered on behalf of such Shared Collateral Loan Party or (ii) in the case of any such Person that becomes a Shared Collateral Loan Party after the Closing Date, a supplement to the Shared Guarantee and Collateral Agreement, in the form specified therein, duly executed and delivered on behalf of such Shared Collateral Loan Party;

(c) all outstanding Equity Interests in each Subsidiary directly owned by any SuperMedia Loan Party shall have been pledged pursuant to the Guarantee and Collateral Agreement (except that the SuperMedia Loan Parties shall not be required to pledge more than 65% of the outstanding voting Equity Interests of any Foreign Subsidiary) and the Collateral Agent shall have received all certificates or other instruments representing such Equity Interests, if any, together with stock powers or other instruments of transfer with respect thereto endorsed in blank;

(d) all outstanding Equity Interests of each Subsidiary owned by or on behalf of the Service Company or any NewCo that becomes a Shared Collateral Loan Party after the Closing Date shall have been pledged pursuant to the Shared Guarantee and Collateral Agreement (except that neither the Service Company nor any such Shared Collateral Loan Party shall be required to pledge more than 65% of the outstanding voting Equity Interests of any Foreign Subsidiary) and, subject to the terms of the Intercreditor Agreement, the Shared Collateral Agent shall have received all certificates or other instruments representing such Equity Interests, together with stock powers or other instruments of transfer with respect thereto endorsed in blank;

(e) all Indebtedness of the Borrower and each Subsidiary that is owing to any SuperMedia Loan Party shall have been pledged pursuant to the Guarantee and Collateral Agreement and, if any such Indebtedness is evidenced by a promissory note (which may be a master note), the Collateral Agent shall have received all such promissory notes (other than promissory notes evidencing items of Indebtedness with a principal amount of $500,000 or less; provided that the aggregate principal amount of all such items of Indebtedness shall not exceed $1,000,000), together with note powers or other instruments of transfer with respect thereto endorsed in blank;

(f) the Shared Collateral Agent shall have received from each Newco Subordinated Guarantor, to the extent that such Newco Subordinated Guarantor becomes a Dex Guarantor, a subordinated guarantee substantially in the form of Exhibit M (or such other form as shall be reasonably acceptable to the

Administrative Agent and the Shared Collateral Agent), which shall (i) to the extent permitted by the terms of any assumed Indebtedness of such Newco Subordinated Guarantor in existence prior to the acquisition of such Newco Subordinated Guarantor (without giving effect to any restriction effected by any amendment thereto entered into in contemplation of such assumption) and any Indebtedness incurred to finance the acquisition of such Newco Subordinated Guarantor, be secured by a pledge of the Equity Interests of such Newco Subordinated Guarantor’s Subsidiaries and any joint venture interest owned by such Newco Subordinated Guarantor (subject to any restrictions in the applicable joint venture agreement applicable to all partners of such joint venture; it being understood and agreed that in the event any such restriction exists, the Administrative Agent and such Newco Subordinated Guarantor shall agree upon alternative structures, if available, to effect the economic equivalent of a pledge of the applicable joint venture interest) and (ii) to the extent required by the terms of any such Indebtedness (without giving effect to any restriction effected by any amendment, waiver, modification or refinancing thereto entered into in contemplation of such assumption), be subordinated to any assumed Indebtedness of such Newco Subordinated Guarantor in existence prior to the acquisition of such Newco Subordinated Guarantor and any Indebtedness incurred to finance the acquisition of such Newco Subordinated Guarantor; provided, that (i) to the extent that any restriction shall exist which shall not permit such Guarantee or which requires the subordination thereof as described above, the Borrower shall deliver, or cause to be delivered, true and complete copies of all relevant agreements received by the Borrower in respect of such Indebtedness, certified by a Financial Officer, to the Administrative Agent at least ten Business Days prior to the completion of the acquisition of the applicable Newco Subordinated Guarantor (or, in the case of any such agreement received by the Borrower after such tenth Business Day, promptly following the Borrower’s receipt of such agreement) and (ii) notwithstanding the foregoing, no Newco Subordinated Guarantor shall be required to guarantee the Obligations to the extent such Guarantee is prohibited by the terms of any assumed Indebtedness of such Newco Subordinated Guarantor in existence prior to the acquisition of such Newco Subordinated Guarantor (without giving effect to any restriction effected by any amendment, waiver, modification or refinancing thereto entered into in contemplation of such assumption) or any Indebtedness incurred to finance the acquisition of such Newco Subordinated Guarantor if no alternative financing (on terms not materially less favorable taken as a whole to the applicable borrower or issuer) is available that would permit such Guarantee or is otherwise prohibited under applicable law; provided, further, that (x) the Ultimate Parent shall use its commercially reasonable efforts to amend any such assumed Indebtedness that is otherwise being amended in connection with such acquisition to permit such Guarantee and (y) if any Newco Subordinated Guarantor is unable to Guarantee the Obligations due to circumstances described in the first proviso hereof, then (A) the Ultimate Parent may only effect the acquisition of such Newco Subordinated Guarantor to the extent it provides evidence reasonably satisfactory to the Administrative Agent, and certification by a Financial Officer, that the Ultimate Parent was unable to obtain amendments (after use of commercially reasonable efforts) and/or alternative financing (on terms not materially less favorable taken as a whole to the applicable borrower or issuer) was not available, as the case may be, permitting such Guarantee or such Guarantee was otherwise prohibited by applicable law (and providing a description of such applicable law) and (B) to the extent permitted by applicable law, a holding company shall be formed to hold 100% of the shares of the applicable Newco Subordinated Guarantor, which holding company shall Guarantee the Obligations and pledge the stock of such Newco Subordinated Guarantor to secure such Guarantee (any Guarantee provided by this clause (f), a “Newco Subordinated Guarantee”);

(g) all documents and instruments, including Uniform Commercial Code financing statements, required by law or reasonably requested by the Collateral Agent or the Shared Collateral Agent, as applicable, to be filed, registered or recorded to create the Liens intended to be created by the Security Documents (including any supplements thereto) and the Shared Collateral Security Documents and perfect such Liens to the extent required by, and with the priority required by, the Collateral Agreements, shall have been filed, registered or recorded (or arrangements reasonably satisfactory to the Collateral Agent or the Shared Collateral Agent, as applicable, shall have been made to provide for the foregoing) or, subject to the Intercreditor Agreement, delivered to the Collateral Agent or the Shared Collateral Agent, as applicable, for filing, registration or recording;

(h) (1) subject to Schedule 1.01B, the Collateral Agent shall have received with respect to each Mortgaged Property existing on the Closing Date (i) a Mortgage Amendment, together with (i) evidence that counterparts of said Mortgage Amendments have been delivered to the Title Company (defined below), (ii) a datedown endorsement to the existing title policy insuring the Lien of each such Mortgage (or a reissued title insurance policy) (the “Mortgage Endorsements”), issued by Stewart Title Guaranty Company (the “Title Company”), insuring the Lien of such Mortgage (as amended by the applicable Mortgage Amendment) as a valid Lien on the Mortgaged Property described therein, free of any Liens except those permitted under Section 6.02, (iii) the opinions, addressed to the Collateral Agent and the Lenders of (A) outside counsel or in-house counsel, as to the due authorization, execution and delivery of the Mortgage Amendments by the Borrower or any Loan Party, as applicable, and (B) local counsel in each jurisdiction where Mortgaged Property is located regarding the Mortgage Amendments, (iv) with respect to each Mortgaged Amendment, such affidavits, certificates, instruments of indemnification and other items (including a so-called “gap” indemnification) as shall be reasonably required to induce the Title Company to issue the Mortgage Endorsements contemplated above, (v) evidence reasonably acceptable to the Collateral Agent of payment by the Borrower of all Mortgage Endorsement premiums, search and examination charges, mortgage recording taxes, fees, charges, costs and expenses required for the recording of the Mortgage Amendments, fixture filings and issuance of the Mortgage Endorsements referred to above, in each case, in form and substance reasonably satisfactory to the Collateral Agent, and (2) with respect to each Mortgaged Property acquired after the Closing Date (i) execute and deliver a first priority Mortgage in favor of the Collateral Agent, for the benefit of the Secured Parties, covering such real property, subject to any Liens permitted by Section 6.02, (ii) if requested by the Collateral Agent, the Collateral Agent shall have received, and the Title Company shall have received, maps or plats of an as-built survey of the sites of such Mortgaged Property prepared by an independent professional licensed land surveyor reasonably satisfactory to the Collateral Agent and the Title Company (and certified by such surveyor to the Collateral Agent and the Title Company), which maps or plats and the surveys on which they are based shall be made in accordance with the Minimum Standard Detail Requirements for Land Title Surveys jointly established and adopted by the American Land Title Association and the American Congress on Surveying and Mapping in 1992, (iii) the Collateral Agent shall have received in respect of such Mortgaged Property a mortgagee’s title insurance policy (or policies) or marked up unconditional binder for such insurance, and each such policy shall (A) be in an amount reasonably satisfactory to the Collateral Agent; (B) be issued at ordinary rates; (C) insure that the Mortgage insured thereby creates a valid first Lien on such Mortgaged Property free and clear of all defects and encumbrances, except as disclosed therein; (D) name the Collateral Agent for the benefit of the Secured Parties as the insured thereunder; (E) be in the form of ALTA Loan Policy—2006 (or equivalent policies); (F) contain such endorsements and affirmative coverage as the Collateral Agent may reasonably request, and the Collateral Agent shall have received evidence satisfactory to it that all premiums in respect of each such policy, all charges for mortgage recording tax, and all related expenses, if any, have been paid; (iv) any consents or estoppels reasonably deemed necessary or advisable by the Collateral Agent in connection with such Mortgage, each of the foregoing in form and substance reasonably satisfactory to the Collateral Agent; (v) if requested by the Collateral Agent, deliver to the Collateral Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Collateral Agent, and (vi) deliver to the Collateral Agent a completed “Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determination with respect to such Mortgaged Property (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the Borrower and each Loan Party relating thereto) and if any such Mortgaged Property is located in a special flood hazard area, evidence of flood insurance in form and amount reasonably satisfactory to the Collateral Agent;

(i) each Loan Party shall have used commercially reasonable efforts to obtain all consents and approvals required to be obtained by it in connection with the execution and delivery of all Security Documents and Shared Collateral Security Documents (or supplements thereto) to which it is a party, the performance of its obligations thereunder and the granting by it of the Liens thereunder, except in each case to the extent the failure to obtain such contents and approvals does not materially and adversely affect the interests of the Secured Parties; and

(j) each Loan Party shall have executed and delivered to the Administrative Agent account control agreements in accordance with Section 5.13.

“Collateral Trademarks” has the meaning assigned to such term in Section 4.01(e).

“Companies” means collectively, the Borrower, Dex East, Dex West and RHDI, and each, individually, a “Company”.

[“Confirmation Order” means that certain order approving the Disclosure Statement and confirming the Reorganization Plan pursuant to Section 1129 of the Bankruptcy Code entered by the Bankruptcy Court on [            ], 2013.]9

“Consolidated Adjusted EBITDA” means, for any period, Consolidated Net Income for such period plus (or minus), without duplication:

(a) provision for taxes based on income or profits of the Borrower and the Subsidiaries for such period, to the extent deducted in computing Consolidated Net Income; plus

(b) Interest Expense of the Borrower and the Subsidiaries for such period, to the extent deducted in computing Consolidated Net Income; plus

(c) depreciation, amortization (including amortization of intangibles and amortization and write-off of financing costs) and impairment charges (solely with respect to goodwill or other intangibles) of the Borrower and the Subsidiaries for such period to the extent that such depreciation, amortization and impairment charges were deducted in computing Consolidated Net Income; plus

(d) any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards, to the extent deducted in computing Consolidated Net Income; plus

(e) any extraordinary, unusual or non-recurring non-cash losses or non-cash charges, to the extent deducted in computing Consolidated Net Income; plus

(f) to the extent deducted in computing Consolidated Net Income, the Specified Charges; provided that such charges are recorded during the period starting on October 1, 2012 and ending on December 31, 2013 and the aggregate amount of charges added back pursuant to this clause (f) for all periods shall not exceed $40,000,000 (it being understood that such charges may be added back in any four-fiscal-quarter period which includes the fiscal quarter in which such charges are recorded); plus

(g) any non-recurring charges consisting of any severance charges incurred in connection with a restructuring recorded during the fiscal years ended December 31, 2015 and December 31, 2016, not to exceed $10,000,000 in any such fiscal year, to the extent deducted in computing Consolidated Net Income (it being understood that such amounts shall only be deducted in the determination of Available Cash in the period in which the payments are made); plus

(h) any non-cash impact attributable to [(i)] the reduction in deferred revenue or reduction in deferred costs to balance sheet accounts as a result of the fair value exercise undertaken as required by purchase

[9]	To be included if applicable.

accounting for the transactions contemplated by any acquisition [or (ii) the adoption of fresh start accounting in connection with the transactions under the Reorganization Plan, all in accordance with GAAP];10 plus

(i) any non-cash Accounting Standards Codification 815 income (or loss) related to hedging activities, to the extent deducted in computing Consolidated Net Income; minus

(j) extraordinary gains and non-recurring gains (for the avoidance of doubt, to the extent that any Voluntary Prepayment results in a gain that would be reflected in Consolidated Net Income in any period, such gain shall be subtracted in calculating Consolidated Adjusted EBITDA for such period pursuant to this clause (j)); minus

(k) non-cash items increasing Consolidated Net Income for such period, other than (i) the accrual of revenue consistent with past practice and (ii) the reversal in such period of an accrual of, or cash reserve for, cash expenses in a prior period, but only to the extent such accrual or reserve was not added back to Consolidated Net Income in calculating Consolidated Adjusted EBITDA in a prior period; minus

(l) any cash payments made during such period in respect of items described in clause (e) above subsequent to the fiscal quarter in which the relevant non-cash losses or charges were reflected as a charge in the statement of Consolidated Net Income;

in each case determined on a consolidated basis in accordance with GAAP.

For the purposes of calculating Consolidated Adjusted EBITDA for any period of four consecutive fiscal quarters (each, a “Reference Period”), (i) if at any time during such Reference Period (and after the Closing Date) the Borrower or any of its Subsidiaries shall have made any Material Disposition (as defined below), the Consolidated Adjusted EBITDA for such Reference Period shall be reduced by an amount equal to the Consolidated Adjusted EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such Reference Period or increased by an amount equal to the Consolidated Adjusted EBITDA (if negative) attributable thereto for such Reference Period and (ii) if during such Reference Period (and after the Closing Date) the Borrower or any of its Subsidiaries shall have made a Material Acquisition, Consolidated Adjusted EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto in accordance with Regulation S-X or in such other manner acceptable to the Administrative Agent as if such Material Acquisition occurred on the first day of such Reference Period. As used in this definition, “Material Acquisition” means any acquisition of property or series of related acquisitions of property that (x) constitutes assets comprising all or substantially all of an operating unit of a business or constitutes all or substantially all of the common stock of a Person and (y) involves the payment of consideration by the Borrower or any of its Subsidiaries in excess of $5,000,000; and “Material Disposition” means any disposition of property or series of related dispositions of property that (x) constitutes assets comprising all or substantially all of an operating unit of a business or constitutes all or substantially all of the common stock of a Person and (y) yields gross proceeds to the Borrower or any of its Subsidiaries in excess of $5,000,000. In addition, Consolidated Adjusted EBITDA for any Reference Period including the first four full fiscal quarters following the Closing Date shall be subject to any [adjustment with respect to such quarters required to be made by the Borrower’s independent certified public accountants as a result of “fresh start” accounting and set forth in reasonable detail in a certificate of a Responsible Officer delivered to the Administrative Agent] [, and, with respect to the Reference Period immediately prior to the Closing Date, Consolidated Adjusted EBITDA shall be so adjusted on a pro forma basis as though the Reorganization Plan had become effective on the first day of such Reference Period].11

[10]	To be included if applicable.
[11]	To be included if applicable.

“Consolidated Current Assets” means, at any date, all amounts (other than cash and Permitted Investments) that would, in conformity with GAAP, be set forth opposite the caption “total current assets” (or any like caption) on a consolidated balance sheet of the Borrower and its Subsidiaries at such date.

“Consolidated Current Liabilities” means, at any date, all amounts that would, in conformity with GAAP, be set forth opposite the caption “total current liabilities” (or any like caption) on a consolidated balance sheet of the Borrower and its Subsidiaries at such date, but excluding the current portion of any Funded Debt of the Borrower and its Subsidiaries.

“Consolidated Fixed Charge Coverage Ratio” means, for any period, the ratio of (a) Consolidated Adjusted EBITDA for such period less the aggregate amount actually paid by the Borrower and its Subsidiaries during such period on account of (i) Capital Expenditures of the Borrower and its Subsidiaries (other than any such Capital Expenditures financed with (1) Net Proceeds from an Asset Disposition not otherwise required to be applied to prepay Loans pursuant to Section 2.06(b) or (2) the proceeds of Indebtedness permitted by Section 6.01 (other than proceeds of Indebtedness incurred in reliance on Section 6.01(a)(iii)) and (ii) Taxes to (b) Consolidated Fixed Charges for such period.

“Consolidated Fixed Charges” means, for any period, the sum (without duplication) of (a) Interest Expense for such period and (b) scheduled payments made during such period on account of principal of Indebtedness of the Borrower or any of its Subsidiaries.

“Consolidated Interest Coverage Ratio” means, for any period, the ratio of (a) Consolidated Adjusted EBITDA for such period to (b) Interest Expense for such period.

“Consolidated Interest Expense” means, for any period, the interest expense (including that attributable to Capitalized Leases) of the Borrower and the Subsidiaries, determined on a consolidated basis in accordance with GAAP. For the avoidance of doubt, Consolidated Interest Expense shall not include any PIK Interest Amount.

“Consolidated Net Income” means, for any period, the net income (loss) of the Borrower and the Subsidiaries for such period, calculated in accordance with Section 1.05 and determined on a consolidated basis in accordance with GAAP and before any reduction in respect of Preferred Stock dividends; provided that (a) the net income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or other distributions actually paid in cash to the Borrower or any Subsidiary during such period, (b) the net loss of any such Person will be included only to the extent such loss is funded in cash by the Borrower or a Subsidiary during such period and (c) the income or loss of any Person will be excluded to the extent such income or loss is accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with the Borrower or any Subsidiary or the date that such Person’s assets are acquired by the Borrower or any Subsidiary.

“Consolidated Working Capital” means, at any date, the excess of Consolidated Current Assets on such date over Consolidated Current Liabilities on such date.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Core Verizon Agreements” means the Publishing Agreement, the Non-Competition Agreement and the Branding Agreement.

“Credit Party” means any Agent or any Lender.

“Debt Issuance” means the incurrence by the Borrower or any Subsidiary of any Indebtedness in reliance on Section 6.01(a)(xx).

[“Debtors” means the Borrower and its Domestic Subsidiaries in their capacities as debtors and debtors-in-possession under Chapter 11 of the Bankruptcy Code.]12

“Default” means any event or condition that constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Defaulting Lender” means any Lender that has been deemed insolvent or become the subject of a bankruptcy or insolvency proceeding.

“Determination Date” means any date on which the amount of Available Cash is determined hereunder, which shall be each date on which a certificate shall have been delivered to the Administrative Agent pursuant to Section 5.01(d).

“Dex Credit Agreements” means the Dex East Credit Agreement, the Dex West Credit Agreement and the RHDI Credit Agreement.

“Dex Digital” means Dex One Digital, Inc., a Delaware corporation.

“Dex East” means Dex Media East LLC, a Delaware limited liability company.

“Dex East Credit Agreement” means (a) the Credit Agreement, dated as of October 24, 2007 (as amended and restated as of January 29, 2010, as further amended and restated as of the Closing Date, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among the Ultimate Parent, the Dex Parent, Dex East, the several banks and other financial institutions or entities from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any Indebtedness or other financial accommodation that has been incurred to refinance (whether by the same or different banks) in whole or in part (under one or more agreements) the Indebtedness and other obligations outstanding under the Dex East Credit Agreement referred to in clause (a) above or any other agreement or instrument referred to in this clause (b) (including, without limitation, adding or removing any Person as a borrower, guarantor or other obligor thereunder).

“Dex East Existing Credit Agreement” means the Credit Agreement, dated as of October 24, 2007, as amended and restated as of January 29, 2010, among the Ultimate Parent, the Dex Parent, Dex West, as borrower, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended, supplemented or otherwise modified prior to the effectiveness of the Dex West Credit Agreement.

“Dex East Loan Documents” means the “Loan Documents” as defined in the Dex East Credit Agreement.

“Dex Guarantors” means the Ultimate Parent, Dex Digital, RHDC, the Service Company, the Dex Parent, each Newco Senior Guarantor and each Newco Subordinated Guarantor, and any Subsidiary of Dex East, Dex West or RHDI, as applicable, that is not a Foreign Subsidiary.

“Dex Merger” has the meaning assigned to such term in the recitals to this Agreement.

“Dex One” has the meaning assigned to such term in the recitals to this Agreement.

“Dex Parent” means Dex Media Inc., a Delaware corporation.

“Dex West” means Dex Media West Inc., a Delaware corporation.

[12]	To be included if applicable.

“Dex West Credit Agreement” means (a) the Credit Agreement, dated as of June 6, 2008 (as amended and restated as of January 29, 2010, as further amended and restated as of the Closing Date, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among the Ultimate Parent, the Dex Parent, Dex West, the several banks and other financial institutions or entities from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any Indebtedness or other financial accommodation that has been incurred to refinance (whether by the same or different banks) in whole or in part (under one or more agreements) the Indebtedness and other obligations outstanding under the Dex West Credit Agreement referred to in clause (a) above or any other agreement or instrument referred to in this clause (b) (including, without limitation, adding or removing any Person as a borrower, guarantor or other obligor thereunder).

“Dex West Existing Credit Agreement” means the Credit Agreement, dated as of June 6, 2008, as amended and restated as of January 29, 2010, among the Ultimate Parent, the Dex Parent, Dex West, as borrower, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended, supplemented or otherwise modified prior to the effectiveness of the Dex West Credit Agreement.

“Dex West Loan Documents” means the “Loan Documents” as defined in the Dex West Credit Agreement.

“Directory Consolidation Project” means the initiative described in Schedule 1.01A.13

[“Disclosed Matters” means the matters, proceedings, transactions and other information disclosed in the [Disclosure Statement][Registration Statement on Form S-4] (other than any risk factor disclosures contained under the heading “Risk Factors”, any disclosures of risks in the “Forward-Looking Statements” disclaimer or any other similar forward-looking statements in the Disclosure Statement).]14

[“Disclosure Statement” means the Disclosure Statement for the Reorganization Plan, the adequacy of which was approved by the Bankruptcy Court pursuant to the Confirmation Order.]15

“Disinterested Director” has the meaning assigned to such term in Section 6.09.

“Disqualified Stock” means any Equity Interest that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the Maturity Date; provided, however, that only the portion of such Equity Interests which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such dates shall be deemed to be Disqualified Stock; provided further that any such Equity Interests (including any options, warrants or other rights in respect thereof) issued or sold as compensation and held by future, present or former directors, officers, members of management, employees or consultants of the Borrower or any of its Subsidiaries or family members or relatives thereof, or trusts, partnerships or limited liability companies for the benefit of any of the foregoing, or any of their heirs, executors, successors and legal representatives shall not constitute Disqualified Stock. Notwithstanding the preceding sentence, any Equity Interests that would constitute Disqualified Stock solely because the holders thereof have the right to require the Borrower or any of its Subsidiaries to repurchase such Equity Interests upon the occurrence of a change of control or a sale of all or substantially all its assets will not constitute Disqualified Stock if the terms of such Equity Interest provide that the Borrower or any Subsidiary may not repurchase or redeem any such Equity Interest pursuant to such provisions unless such repurchase or redemption complies with Section 6.08. Subject to all of the preceding provisos in this definition, the term “Disqualified Stock” will also include any options,

[13]	Summary from the Term Sheet to be listed on the schedule.
[14]	To be included if applicable.
[15]	To be included if applicable.

warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the Maturity Date.

“Documents” has the meaning assigned to such term in the Guarantee and Collateral Agreement.

“Domestic Subsidiary” means any Subsidiary that is organized under the laws of any State of the United States of America or the District of Columbia.

“dollars” or “$” refers to lawful money of the United States of America.

“Election Notice” means a written notice from the Borrower to the Administrative Agent in the form of Exhibit K hereto.

“Environmental Laws” means all applicable federal, state, and local laws (including common law), regulations, rules, ordinances, codes, decrees, judgments, directives, orders (including consent orders), and binding agreements with any Governmental Authority in each case, relating to protection of the environment, natural resources, human health and safety or the presence, Release of, or exposure to, Hazardous Materials, or the generation, manufacture, processing, distribution, use, treatment, storage, transport, recycling or handling of, or the arrangement for such activities with respect to, Hazardous Materials.

“Environmental Liability” means any liability, claim, action, suit, judgment or order under or relating to any Environmental Law for any damages, injunctive relief, losses, fines, penalties, fees, expenses (including reasonable fees and expenses of attorneys and consultants) or costs, whether contingent or otherwise, including those arising from or relating to: (a) compliance or non-compliance with any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the presence or Release of any Hazardous Materials or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person of whatever nature, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any of the foregoing, but excluding any debt security that is convertible into, or exchangeable for, any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with any Loan Party, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (a) any Reportable Event; (b) the existence with respect to any Plan of a non-exempt Prohibited Transaction; (c) any failure by any Pension Plan to satisfy the minimum funding standards (within the meaning of Sections 412 or 430 of the Code or Section 302 of ERISA) applicable to such Pension Plan, whether or not waived; (d) the filing pursuant to Section 412 of the Code or Section 303 of ERISA of an application for a waiver of the minimum funding standard with respect to any Pension Plan, the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Pension Plan or the failure by any Loan Party or any of its ERISA Affiliates to make any required contribution to a Multiemployer Plan; (e) the incurrence by any Loan Party or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Pension Plan, including but not limited to the imposition of any Lien in favor of the PBGC or any Pension Plan; (f) a determination that any Pension Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Title IV of ERISA); (g) the receipt by any Loan Party or any of its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to an intention to terminate any Pension Plan or to appoint a trustee to administer any Pension Plan under Section 4042 of ERISA; (h) the incurrence by any Loan Party or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (i) the receipt by any Loan Party or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from a Loan Party or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, Insolvent or in ERISA Reorganization or in endangered or critical status, within the meaning of Section 432 of the Code or Section 305 or Title IV of ERISA.

“ERISA Reorganization” means, with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.

“Escrow Materials” means copies of (i) all software source code and all documentation and training manuals relating thereto and (ii) all other tangible or written embodiments of material technology, websites and databases (but excluding any print directories or other publicly distributed print materials), in each case to the extent (1) owned (or licensed, if such license grants the licensee (x) possession of same and the right to allow the foregoing entities (and any escrow agent, as applicable) to access same and (y) the right to sublicense such right of possession and access without (I) the licensor’s consent, unless consent can be obtained with no additional fees or other consideration (unless the sublicensee fully reimburses the sublicensor for such additional fees or other consideration) or additional obligations upon sublicensor or any loss of rights of sublicensor, (II) loss of any rights of sublicensor, (III) additional obligations upon sublicensor or (IV) any additional fees or consideration (unless the sublicensee fully reimburses the sublicensor for such fees or other consideration required to obtain such right of possession and access) and (2) currently used by the Borrower, Dex East, Dex West, RHDI, the Service Company or any of such Shared Collateral Loan Parties, as applicable, in their respective businesses.

“Eurodollar”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, bear interest at a rate determined by reference to the Adjusted LIBO Rate.

“Event of Default” has the meaning assigned to such term in Article VII.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Subsidiary” means (a) any Subsidiary that is prohibited by applicable law from guaranteeing the Obligations, (b) any Domestic Subsidiary that is a Subsidiary of a Foreign Subsidiary, (c) any Foreign Subsidiary, (d) any Domestic Subsidiary that is not a Wholly Owned Subsidiary, (e) any Insignificant Subsidiary and (f) any Subsidiary that is a License Subsidiary.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) income taxes imposed on (or measured by) its net income or net profits and franchise taxes, capital taxes or net worth taxes imposed, in each case, in lieu of net income or net profits taxes by the United States of America, by any State thereof or by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located or by any jurisdiction by reason of any connection between such jurisdiction and the Administrative Agent, Lender or recipient (other than arising solely from the Loan Documents), (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction described in clause (a) above, (c) in the case of a Lender, (i) any U.S. withholding tax that is in effect at the time such Lender becomes a party to this Agreement (or designates a new lending office), except to the extent that such Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to any withholding tax pursuant to Section 2.12(a) or such Lender is an assignee pursuant to a request by the Borrower under Section 2.14(b) or (ii) any tax that is attributable to such Lender’s failure to comply with Section 2.12(f) and (d) any U.S. Federal withholding taxes imposed under FATCA.

“Existing Available Cash” means $[        ].16

“Existing Credit Agreement” means the Loan Agreement, dated as of December 31, 2009, among the Borrower, the several lenders and agents parties thereto and JPMorgan Chase Bank, N.A., as administrative agent, as amended, supplemented or otherwise modified prior to the Closing Date.

“Existing Loans” means the Loans (as defined in the Existing Credit Agreement) outstanding under the Existing Credit Agreement prior to the Closing Date.

“Expanded Core Verizon Agreements” means the Publishing Agreement, the Non-Competition Agreement, the Branding Agreement, the Intellectual Property Agreement, the Listings License Agreement and the Billing Services Agreement.

“Fair Market Value” means a price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by a Financial Officer of the Borrower, whose determination will be conclusive if evidenced by an officer’s certificate.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Financial Covenants” means each of the covenants set forth in Section 6.13.

“Financial Officer” means the chief financial officer, the principal accounting officer, the treasurer or the controller of the Borrower or the Ultimate Parent, as applicable, or any assistant treasurer or assistant controller of the Borrower or the Ultimate Parent, as applicable, designated in writing by the chief financial officer, principal accounting officer, treasurer or controller of the Borrower or the Ultimate Parent, as applicable, for so long as such designation is effective in accordance with its terms.

“Foreign Benefit Arrangement” means each employee benefit arrangement mandated by non-US law that is maintained or contributed to by the Borrower or any ERISA Affiliate.

“Foreign Lender” means any Lender that is organized under the laws of a jurisdiction other than that in which the Borrower is located. For purposes of this definition, the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“Foreign Plan” means each employee benefit plan (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA) that is not subject to US law and is maintained or contributed to by any Loan Party or any ERISA Affiliate.

“Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary.

“Funded Debt” means, as to any Person, all Indebtedness of such Person that matures more than one year from the date of its creation or matures within one year from such date but is renewable or extendible, at the

[16]	To be the amount of Available Retained Cash as of December 31, 2012.

option of such Person, to a date more than one year from such date or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date, including all current maturities and current sinking fund payments in respect of such Indebtedness whether or not required to be paid within one year from the date of its creation and, in the case of the Borrower, Indebtedness in respect of the Loans.

“GAAP” means generally accepted accounting principles in the United States of America.

“Governing Board” means (a) the managing member or members or any controlling committee of members of any Person, if such Person is a limited liability company, (b) the board of directors of any Person, if such Person is a corporation or (c) any similar governing body (or committee) of any Person.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or other obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

“Guarantee and Collateral Agreement” means the Guarantee and Collateral Agreement, dated as of December 31, 2009, among the Borrower, the Subsidiary Loan Parties and the Collateral Agent.

“Guarantors” means the Ultimate Parent, the Service Company, the Subsidiary Loan Parties, and each Person that becomes a Dex Guarantor after the Closing Date (other than Dex East and its Subsidiaries, Dex West and its Subsidiaries and RHDI and its Subsidiaries).

“Hazardous Materials” means (i) any petroleum products or byproducts and all other hydrocarbons, coal ash, radon gas, asbestos or asbestos-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, chlorofluorocarbons and all other ozone-depleting substances; or (ii) any chemical, material, substance or waste that is prohibited, limited or regulated by or pursuant to any applicable Environmental Law.

“Incremental COD Tax Payments” means the excess, if any, of (a) the taxes of the Borrower and the Subsidiaries paid in cash during such period, over (b) the taxes that the Borrower and the Subsidiaries would have paid in cash during such period calculated by excluding any cancellation of debt income resulting from Voluntary Prepayments made after November 8, 2011.

“Indebtedness” of any Person means, on any date, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale agreements relating to property acquired by such Person reflected as a liability on a balance sheet of such Person in accordance with GAAP (or, if no such balance sheet of such Person has been prepared as of such date, as would be reflected as a liability on such balance sheet in accordance with GAAP), (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding (i) current accounts payable incurred in the ordinary course of business and (ii) any earn-out obligation reflected as a liability on the balance sheet of such Person (or, if no such balance sheet of such Person has been prepared as of such date, as would be reflected as a liability on such balance sheet in accordance with GAAP)), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all Guarantees by such Person of Indebtedness of other Persons, (g) all Capital Lease Obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances and (j) all obligations of such Person under Swap Agreements, after giving effect to applicable netting arrangements; provided, however, that “Indebtedness” shall not include any deferred payment obligation for Local Tax Claims. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor. The amount of any obligation under any Swap Agreement on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of Indebtedness of any Person for purposes of clause (e) shall be deemed to be equal to the lesser of (i) the aggregate unpaid amount of such Indebtedness and (ii) the Fair Market Value of the property encumbered thereby.

“Indemnified Taxes” means Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and Other Taxes.

“Insignificant Subsidiary” means a Subsidiary of the Borrower that (a) neither has total assets with a book value of $10,000 or more nor had revenues for the period of four fiscal quarters most recently completed of $10,000 or more, and (b) is designated by the Borrower as an “Insignificant Subsidiary” in a written notice to the Administrative Agent, provided, that the Borrower may designate at any one time no more than five then existing Subsidiaries as “Insignificant Subsidiaries.”

“Insolvent” with respect to any Multiemployer Plan, means the condition that such Plan is insolvent within the meaning of Section 4245 of ERISA.

“Instrument” has the meaning assigned to such term in the Guarantee and Collateral Agreement.

“Intellectual Property” has the meaning assigned to such term in the Guarantee and Collateral Agreement.

“Intellectual Property Agreement” means the Intellectual Property Agreement dated as of November 17, 2006, between Verizon and between Idearc Media LLC (formerly known as Idearc Media Corp.).

“Intercreditor Agreement” means the Amended and Restated Intercreditor and Collateral Agency Agreement, substantially in the form of Exhibit D, entered into among the Administrative Agent and Collateral Agent on behalf of the Secured Parties, the Shared Collateral Agent on behalf of the Shared Collateral Secured Parties, the administrative agent and collateral agent under the Dex East Credit Agreement, the administrative agent and collateral agent under the Dex West Credit Agreement and the administrative agent and collateral agent under the RHDI Credit Agreement.

“Interest Election Request” means a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.03.

“Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(a) the consolidated interest expense of such Person and its subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Swap Agreements, but excluding the amortization or write-off of debt issuance costs; plus

(b) the consolidated interest of such Person and its subsidiaries that was capitalized during such period; plus

(c) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its subsidiaries or secured by a Lien on assets of such Person or one of its subsidiaries, whether or not such Guarantee or Lien is called upon;

in each case determined on a consolidated basis in accordance with GAAP; provided, however, that “Interest Expense” shall exclude interest expense arising in connection with any deferred payment of Local Tax Claims.

“Interest Payment Date” means (a) with respect to any ABR Loan, the last day of each March, June, September and December and (b) with respect to any Eurodollar Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part.

“Interest Period” means, with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two or three months thereafter, as the Borrower may elect; provided, that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day and (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing of Eurodollar Loans initially shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Investment” means purchasing, holding or acquiring (including pursuant to any merger with any Person that was not a Wholly Owned Subsidiary prior to such merger) any Equity Interest, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, or making or permitting to exist any loans or advances (other than commercially reasonable extensions of trade credit) to, guaranteeing any obligations of, or making or permitting to exist any investment in, any other Person, or purchasing or otherwise acquiring (in one transaction or a series of transactions) any assets of any Person constituting a business unit. The amount, as of any date of determination, of any Investment shall be the original cost of such Investment minus the amount, as of such date, of any portion of such Investment repaid to the investor in cash as a repayment of principal or a return of capital, as the case may be. In determining the amount of any Investment or repayment involving a transfer of any property other than cash, such property shall initially be valued at its Fair Market Value at the time of such transfer.

“Lender” has the meaning assigned to such term in the preamble hereto.

“Leverage Ratio” means, on any date, the ratio of (a) Total Indebtedness as of such date to (b) Consolidated Adjusted EBITDA for the most recently ended period of four consecutive fiscal quarters of the Borrower.

“LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, the rate appearing on the Reuters “LIBOR01” screen displaying British Bankers’ Association Interest Settlement Rates (or on any successor or substitute page of such service, or any successor to or substitute for such service, providing rate quotations comparable to those currently provided on such page of such service, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for dollar deposits with a maturity comparable to such Interest Period in an amount comparable to such Eurodollar Borrowing. In the event that such rate is not available at such time for any reason, then the “LIBO Rate” with respect to such Eurodollar Borrowing for such

Interest Period shall be the rate at which dollar deposits and for a maturity comparable to such Interest Period in an amount comparable to such Eurodollar Borrowing are offered by the principal London office of the Administrative Agent in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period. Notwithstanding the foregoing, for the purposes of this Agreement, the LIBO Rate shall in no event be less than 3.00%.

“License Agreement” means an agreement, substantially in the form of Exhibit I hereto, pursuant to which each License Subsidiary shall grant a license to use trademarks to the Ultimate Parent and each Subsidiary of the Ultimate Parent.

“License Subsidiary” has the meaning assigned to such term in Section 4.01(e).

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Listings License Agreement” means the Listings License Agreement dated as of November 17, 2006, between Idearc Media LLC (formerly known as Idearc Media Corp.) and certain subsidiaries of Verizon parties thereto.

“Loan Documents” means this Agreement, the Intercreditor Agreement, the Subordinated Guarantee Agreement, the Security Documents and the Shared Collateral Security Documents.

“Loan Parties” means the Borrower and the Guarantors.

“Loans” has the meaning assigned to such term in Section 2.01 and shall include all PIK Interest Amounts added to the principal amount of the Loans pursuant to Section 2.08(d).

“Local Tax Claims” means state or local Tax claims accruing for operations of the Borrower or its Subsidiaries on or prior to the Petition Date, regardless of when asserted against the Borrower or its Subsidiaries.”

“Margin Stock” shall have the meaning assigned to such term in Regulation U of the Board.

“Master IP License Agreement” means an agreement substantially in the form of Exhibit J hereto.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, assets, or financial condition of the Borrower and the Subsidiaries, taken as a whole, excluding any material adverse effect resulting directly from the taking of any action required by any Expanded Core Verizon Agreement or (b) the validity or enforceability of, or the rights and remedies, taken as a whole, of the Agents or the Lenders under the Loan Documents.

“Material Indebtedness” means Indebtedness (other than the Loans and the Subordinated Guarantee), including obligations in respect of one or more Swap Agreements, of any one or more of the Ultimate Parent and its Subsidiaries (other than RHDI, Dex East, Dex West and their respective Subsidiaries, but including, for the avoidance of doubt and without limitation, the Service Company, any Newcos, the Borrower and its Subsidiaries) in an aggregate principal amount exceeding $20,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Ultimate Parent or any of its Subsidiaries in respect of any Swap Agreement on any date shall be deemed to be the Swap Termination Value thereof as of such date.

“Material Ultimate Parent Subsidiary” means (i) any License Subsidiary and (ii) any Subsidiary of the Ultimate Parent (other than RHDI, Dex East, Dex West and their respective Subsidiaries) which meets any of the following conditions: (a) the Ultimate Parent’s and its other Subsidiaries’ aggregate investments in and advances to such Subsidiary exceed $10,000,000 as of the end of the most recently completed fiscal quarter, (b) the consolidated assets of such Subsidiary exceed $10,000,000 as of the end of the most recently completed fiscal quarter or (c) the consolidated pre-tax income from continuing operations of such Subsidiary for the most recently ended period of four consecutive fiscal quarters exceeds $5,000,000.

“Maturity Date” means December 31, 2016, or, if such day is not a Business Day, the next preceding Business Day.

“Merger Agreement” has the meaning assigned to such term in the recitals to this Agreement.

“Merger Sub” has the meaning assigned to such term in the recitals to this Agreement.

“Mergers” has the meaning assigned to such term in the recitals to this Agreement.

“Moody’s” means Moody’s Investors Service, Inc. and any successors thereto.

“Mortgage” means any mortgage, deed of trust, assignment of leases and rents or other security document granting a Lien on any real property and improvements thereto to secure the Obligations. Each Mortgage shall be reasonably satisfactory in form and substance to the Collateral Agent and the Borrower.

“Mortgaged Property” means, initially, each parcel of real property and the improvements thereto owned by a Loan Party and identified on Schedule 3.05, and includes each other parcel of real property and improvements thereto owned by a Loan Party with respect to which a Mortgage is granted pursuant to Section 5.12.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Net Proceeds” means, (a) with respect to any Asset Disposition, the aggregate cash proceeds (including (x) payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) and (y) any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Disposition) received by the Borrower or any of its Subsidiaries in respect of any Asset Disposition, net of (i) the direct costs relating to such Asset Disposition and the sale or other disposition of any such non-cash consideration, including legal, accounting, investment banking and brokerage fees and sales commissions and any relocation expenses incurred as a result thereof, (ii) Taxes paid or payable as a result thereof, in each case, after taking into account any available Tax credits or deductions and any Tax sharing arrangements (including, in respect of any proceeds received in connection with an Asset Disposition of any asset of any Foreign Subsidiary, deductions in respect of withholding taxes that are or would be payable in cash if such funds were repatriated to the United States), (iii) amounts required to be applied to the repayment of Indebtedness or other liabilities secured by a Lien on the asset or assets that were the subject of such Asset Disposition or required to be paid as a result of such Asset Disposition, (iv) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, (v) in the case of any Asset Disposition by a Subsidiary of the Borrower, payments to holders of Equity Interests in such Subsidiary in such capacity (other than such Equity Interests held by the Borrower or any Subsidiary) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Equity Interests in such Subsidiary held by the Borrower or such Subsidiary and (vi) appropriate amounts to be provided by the Borrower or its Subsidiaries as a reserve against liabilities associated with such Asset Disposition, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Disposition, all as determined in accordance with GAAP; provided that (a) any excess amounts set aside for payment of Taxes pursuant to clause (ii) above that are remaining after such Taxes have been paid in full or the statute of limitations therefor has expired and (b) the amount of any release or reversal of a reserve pursuant to clause (vi), will, in each case when no longer so held, become Net Proceeds; and

(b) with respect to any Debt Issuance by the Borrower or any Subsidiary, the aggregate cash proceeds received by the Borrower or any of its Subsidiaries in respect of any Debt Issuance, net of the direct costs relating to such Debt Issuance, including, without limitation, the investment banking fees, underwriting discounts, commissions, costs and other out-of-pocket expenses and other customary expenses, incurred by the Borrower or such Subsidiary (or, in the case of Taxes, any member thereof) in connection with such incurrence or issuance and, in the case of Indebtedness of any Foreign Subsidiary, deductions in respect of withholding taxes that are or would otherwise be payable in cash if such funds were repatriated to the United States.

(c) with respect to any Ultimate Parent Equity Issuance or Ultimate Parent Asset Disposition (a) the cash proceeds received in respect of such Ultimate Parent Equity Issuance or Ultimate Parent Asset Disposition including (i) any cash received in respect of any non-cash proceeds, including cash received in respect of any debt instrument or equity security received as non cash proceeds, but only as and when received, (ii) in the case of a casualty, insurance proceeds, and (iii) in the case of a condemnation or similar event, condemnation awards and similar payments, net of (b) the sum of (i) all reasonable fees and out of pocket expenses (including underwriting discounts and commissions and collection expenses) paid or payable by the Loan Parties or any Subsidiary thereof to third parties (including Affiliates, if permitted by Section 6.09) in connection with such event, (ii) in the case of a sale, transfer or other disposition of an asset (including pursuant to a sale and leaseback transaction or a casualty or a condemnation or similar proceeding), the amount of all payments required to be made by the Loan Parties or any Subsidiary thereof as a result of such event to repay Indebtedness (other than Loans) secured by such asset or otherwise subject to mandatory prepayment as a result of such event, including, for the avoidance of doubt, in the case of an Ultimate Parent Asset Disposition, payments required to be made by the Loan Parties or any Subsidiary thereof pursuant to the Subordinated Guarantee Agreement (it being understood that this clause shall not apply to customary asset sale provisions in offerings of debt securities) and (iii) the amount of all taxes paid (or reasonably estimated to be payable) by the Loan Parties or any Subsidiary thereof (provided that such amounts withheld or estimated for the payment of taxes shall, to the extent not utilized for the payment of taxes, be deemed to be Net Proceeds received when such nonutilization is determined), and the amount of any reserves established by the Loan Parties or any Subsidiary thereof to fund contingent liabilities reasonably estimated to be payable, in each case that are directly attributable to such event (provided that such reserves and escrowed amounts shall be disclosed to the Administrative Agent promptly upon being taken or made and any reversal of any such reserves will be deemed to be Net Proceeds received at the time and in the amount of such reversal), in each case as determined reasonably and in good faith by the chief financial officer of the Borrower; provided that for the purposes of calculating the Net Proceeds of an Ultimate Parent Asset Disposition, payments made (or reasonably estimated to be payable) under the Tax Sharing Agreements shall be deducted in the same manner as taxes paid (or reasonably estimated to be payable) under clause (b)(iii) above.

“Newco” means any Subsidiary (direct or indirect) of the Ultimate Parent (other than the Borrower and its Subsidiaries) acquired or formed by the Ultimate Parent after the Closing Date other than a Subsidiary of the Borrower, Dex East, Dex West or RHDI.

“Newco Senior Guarantor” means any Newco, the acquisition or formation of which is accomplished, directly or indirectly, using cash or other credit support (including debt service) provided by the Borrower, any Subsidiary or any other Newco Senior Guarantor or in which any Investment is made by the Borrower, any Subsidiary or any other Newco Senior Guarantor.

“Newco Subordinated Guarantee” has the meaning assigned to such term in clause (f) of the definition of “Collateral and Guarantee Requirement”.

“Newco Subordinated Guarantor” means any Newco other than a Newco Senior Guarantor.

“Newdex” has the meaning assigned to such term in the recitals to this Agreement.

“Non-Competition Agreement” means the Non-Competition Agreement dated as of November 17, 2006, between Idearc Media LLC (formerly known as Idearc Media Corp.) and Verizon.

“Non-Consenting Lender” means any Lender that withholds its consent to any proposed amendment, modification or waiver to a Loan Document consented to by the Required Lenders, if such proposed amendment, modification or waiver cannot become effective under Section 9.02 without the consent of such Lender.

“Obligations” has the meaning assigned to such term in the Guarantee and Collateral Agreement.

“Other Taxes” means any and all present or future recording, stamp, documentary, excise, transfer, sales, property or similar Taxes, charges or levies arising from any payment made under any Loan Document or from the execution, delivery or enforcement of, any Loan Document.

“Participant” has the meaning set forth in Section 9.04(c).

“Participant Register” has the meaning set forth in Section 9.04(c).

“Payment Percentage” has the meaning assigned to such term in Section 2.15(b).

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Pension Plan” means any Plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

“Perfection Certificate” means a certificate in the form of Exhibit B or any other form approved by the Collateral Agent.

“Permitted Acquisitions” means any acquisition (by merger, consolidation or otherwise) by the Borrower or a Subsidiary Loan Party of all or substantially all the assets of, or all the Equity Interests in, a Person or division or line of business of a Person, if (a) immediately after giving effect thereto, no Default has occurred and is continuing or would result therefrom, (b) each Subsidiary resulting from such acquisition (and which survives such acquisition) shall be a Subsidiary Loan Party and the Equity Interests of each such Subsidiary shall be owned directly by the Borrower and/or Subsidiary Loan Parties and shall have been (or within 10 Business Days (or such longer period as may be acceptable to the Agent) after such acquisition shall be) pledged pursuant to the Guarantee and Collateral Agreement, (c) the Collateral and Guarantee Requirement shall have been (or within 10 Business Days (or such longer period as may be acceptable to the Agent) after such acquisition shall be) satisfied with respect to each such Subsidiary (whether or not it is an Excluded Subsidiary), (d) the aggregate amount of consideration for all Permitted Acquisitions shall not exceed $20,000,000 during the term of this Agreement, (e) the Borrower and the Subsidiaries are in Pro Forma Compliance, after giving effect to such acquisition and (f) in the case of any such acquisition for aggregate consideration in excess of $10,000,000, the Borrower has delivered to the Agent an officer’s certificate to the effect set forth in clauses (a), (d) and (e) above, together with all relevant financial information for the Person or assets acquired and reasonably detailed calculations demonstrating satisfaction of the requirements set forth in clauses (d) and (e) above.

“Permitted Business” means any businesses or business activity conducted by the Borrower or any Subsidiary on the Closing Date and any business or business activity reasonably incidental or ancillary thereto, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Permitted Encumbrances” means:

(a) Liens imposed by law for Taxes, assessments or governmental charges which are not delinquent for a period of more than 60 days or are being contested in compliance with Section 5.05;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, landlord’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 60 days or are being contested in compliance with Section 5.05;

(c) (i) pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations, (ii) Liens incurred in the ordinary course of business securing insurance premiums or reimbursement obligations under insurance policies and (iii) Liens securing obligations in respect of letters of credit or bank guarantees that have been posted by the Borrower or any of its Subsidiaries to support the payment of the items set forth in clauses (i) and (ii) of this clause (c);

(d) (i) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business and (ii) Liens securing obligations in respect of letters of credit or bank guarantees that have been posted by a Borrower or any of its Subsidiaries to support the payment of items set forth in clause (i) of this clause (d);

(e) judgment liens in respect of judgments or attachments that do not constitute an Event of Default under clause (j) of Article VII;

(f) easements, zoning restrictions, rights-of-way, restrictive covenants, irregularities in title and similar encumbrances on real property imposed by law or arising in the ordinary course of business that are not substantial in amount and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Borrower or any Subsidiary or, for purposes of (i) Section 6.15, the Ultimate Parent or (ii) Section 6.16, the Service Company; and

(g) the licensing or sublicensing (other than exclusive licenses or sublicenses) of Intellectual Property in the ordinary course of business in a manner that does not, or could not reasonably be expected to, materially interfere with the business of the Borrower and its Subsidiaries.

provided that the term “Permitted Encumbrances” shall not include any Lien securing Indebtedness.

“Permitted Investments” means (a) securities issued or fully guaranteed or insured by the United States government or any agency or instrumentality thereof, (b) time deposits, certificates of deposit or bankers’ acceptances of (i) any Lender or Affiliate thereof or (ii) any commercial bank having capital and surplus in excess of $500,000,000 and the commercial paper of the holding company of which is rated at least A-1 or the equivalent thereof by S&P or any successor rating agency or at least P-1 or the equivalent thereof by Moody’s or any successor rating agency (or if at such time neither is issuing ratings, then a comparable rating of such other nationally recognized rating agency as shall be approved by the Administrative Agent in its reasonable judgment), (c) commercial paper rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody’s (or if at such time neither is issuing ratings, then a comparable rating of such other nationally recognized rating agency as shall be approved by the Administrative Agent in its reasonable judgment), (d) investments in money market funds complying with the risk limiting conditions of Rule 2a-7 or any successor rule of the Securities and Exchange Commission under the Investment Company Act, (e) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (b) above and (f) investments similar to any of the foregoing denominated in foreign currencies approved by the Governing

Board of the Borrower, in each case provided in clauses (a), (b), (c) and (f) above only, maturing within twelve months after the date of acquisition.

“Permitted Subordinated Indebtedness” means (a) the Subordinated Guarantee and (b) Indebtedness of the Borrower which (i) does not mature, and is not subject to mandatory repurchase, redemption or amortization (other than pursuant to customary asset sale or change in control provisions requiring redemption or repurchase only if and to the extent then permitted by this Agreement), in each case, prior to the date that is one year after the Maturity Date, (ii) is not secured, directly or indirectly, by any assets of the Borrower or any Subsidiary, (iii) is not exchangeable or convertible into Indebtedness of the Borrower or any Subsidiary (other than Indebtedness which would qualify as “Permitted Subordinated Indebtedness” hereunder) or Disqualified Stock and (iv) is, together with any Guarantee thereof by any Subsidiary (a “Permitted Subordinated Guarantee”), subordinated to the Obligations pursuant to subordination provisions that are no less favorable to the Lenders than those applicable to offerings of “high yield” subordinated debt by similar issuers of similar debt at or about the same time or pursuant to other subordination provisions on terms reasonably satisfactory to the Administrative Agent.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

[“Petition Date” has the meaning assigned to such term in the recitals to this Agreement.]17

“PIK Interest Amount” has the meaning set forth in Section 2.08(d).

“Plan” means any employee benefit plan as defined in Section 3(3) of ERISA, including any employee welfare benefit plan (as defined in Section 3(1) of ERISA), any employee pension benefit plan (as defined in Section 3(2) of ERISA), and any plan which is both an employee welfare benefit plan and an employee pension benefit plan, and in respect of which any Loan Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Preferred Stock” means, with respect to any Person, any Equity Interests in such Person that have preferential rights to any other Equity Interests in such Person with respect to dividends or redemptions upon liquidation.

“Prepayment Agent” means JPMorgan Chase Bank, N.A., in its capacity as prepayment agent in connection with any Voluntary Prepayment and its permitted successors in such capacity.

“Prepayment Amount” has the meaning assigned to such term in Section 2.15(b).

“Prepayment Notice” has the meaning assigned to such term in Section 2.15(b).

“Prime Rate” means the rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank, N.A., as its prime rate in effect at its principal office in New York City; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

“Pro Forma Compliance” means, with respect to any event, that the Borrower is in pro forma compliance, calculated in accordance with Section 1.05, with each of the Financial Covenants recomputed as if the event with respect to which Pro Forma Compliance is being tested had occurred on the first day of each relevant period with respect to which current compliance with any Financial Covenant would be determined (for example, in the case of any Financial Covenant based on Consolidated Adjusted EBITDA, as if such event had occurred on the first

[17]	To be included if applicable.

day of the four fiscal quarter period ending on the last day of the most recent fiscal quarter in respect of which financial statements have been delivered pursuant to Section 5.01(a) or (b)). Pro forma calculations made pursuant to this definition that require the calculation of Consolidated Adjusted EBITDA on a pro forma basis will be made in accordance with the last paragraph of the definition of such term, except that, when testing Pro Forma Compliance with respect to any acquisition or disposition, references to Material Acquisition and Material Disposition in such last paragraph will be deemed to include such acquisition and disposition.

“Prohibited Transaction” has the meaning assigned to such term in Section 406 of ERISA and Section 4975(f)(3) of the Code.

“Projections” has the meaning assigned to such term in Section 3.11.

“Publishing Agreement” means the Publishing Agreement dated as of November 17, 2006 between Idearc Media LLC (formerly known as Idearc Media Corp.) and Verizon.

“Qualifying Loans” has the meaning assigned to such term in Section 2.15(c).

“Range” has the meaning assigned to such term in Section 2.15(b).

“Refinancing Indebtedness” means Indebtedness issued or incurred (including by means of the extension or renewal of existing Indebtedness) to extend, renew, refinance, replace, defease or refund, or in exchange for existing Indebtedness (“Refinanced Debt”); provided that (i) such extending, renewing, refinancing, replacing, defeasing or refunding Indebtedness is in an original aggregate principal amount not greater than the aggregate principal amount of, and unpaid interest (including post-petition interest) on, the Refinanced Debt plus the amount of any premiums paid thereon and fees and expenses associated therewith, (ii) such Indebtedness has an equal or later final maturity and an equal or longer Weighted Average Life than the Refinanced Debt, (iii) if the Refinanced Debt or any Guarantees thereof are subordinated to the Obligations, such Indebtedness and Guarantees thereof are subordinated to the Obligations on terms no less favorable in any material respect to the holders of the Obligations than the subordination terms of such Refinanced Debt or Guarantees thereof (and no Loan Party that has not guaranteed such Refinanced Debt Guarantees such Indebtedness), (iv) if such Refinanced Debt or any Guarantees thereof are secured, such Indebtedness and any Guarantees thereof are either unsecured or secured only by such assets as secured the Refinanced Debt and Guarantees thereof, (vii) if such Refinanced Debt and any Guarantees thereof are unsecured, such Indebtedness and Guarantees thereof are also unsecured, (v) such Indebtedness is issued only by the issuer of such Refinanced Debt and (vi) such Indebtedness is incurred not more than 30 days prior to and not more than 30 days after the date on which such Refinanced Debt is repaid, extended or renewed.

“Register” has the meaning set forth in Section 9.04(b).

“Registration Statement on Form S-4” means the Registration Statement on Form S-4 filed by the Ultimate Parent with the Securities and Exchange Commission on December 5, 2012.

“Regulation S-X” means Regulation S-X adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as in effect on the Closing Date.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the directors, officers, employees, agents, trustees, Controlling Persons and advisors of such Person and of each of such Person’s Affiliates.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within or upon any building, structure, facility or fixture.

[“Reorganization Plan” means the Debtors’ Joint Prepackaged Chapter 11 Plan for the Borrower and its Subsidiaries, including any exhibits, supplements, appendices and schedules thereto, dated [            ], 2013, as amended, supplemented or otherwise modified from time to time in accordance with the SuperMedia Support Agreement and as confirmed by the Bankruptcy Court pursuant to the Confirmation Order.]18

“Replacement Assets” means (a) non-current assets (including any such assets acquired by capital expenditures) that will be used or useful in a Permitted Business or (b) substantially all the assets of a Permitted Business or the voting stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Subsidiary Loan Party.

“Reportable Event” means any “reportable event,” as defined in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events as to which the 30-day notice period referred to in Section 4043(c) of ERISA has been waived, with respect to a Pension Plan.

“Required Lenders” means, at any time, Lenders having Loans representing more than 50% of the total outstanding principal amount of the Loans at such time.

“Responsible Officer” means (a) the chief executive officer and/or the president of the Borrower, (b) the chief operating officer of the Borrower, (c) any Financial Officer, (d) the general counsel of the Borrower and (e) any vice president of the Borrower who has been designated in writing as a Responsible Officer by the chief executive officer or the president of the Borrower.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Borrower or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation, termination or amendment of any Equity Interests in the Borrower or any Subsidiary or of any option, warrant or other right to acquire any such Equity Interests in the Borrower or any Subsidiary.

“Restructuring Notes” means the 12%/14% Senior Subordinated Notes due 2017 of the Ultimate Parent issued pursuant to the Restructuring Notes Indenture in an aggregate principal of $300,000,000 on January 29, 2010.

“Restructuring Notes Indenture” means the Indenture, dated as of January 29, 2010, between the Ultimate Parent and The Bank of New York Mellon, as trustee.

“RHDC” means R.H. Donnelley Corporation, a Delaware corporation.

“RHDI” means R.H. Donnelley Inc., a Delaware corporation.

“RHDI Credit Agreement” means (a) the Fourth Amended and Restated Credit Agreement, dated as of the Closing Date (as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among the Ultimate Parent, RHDI, the several banks and other financial institutions or entities from time to time party thereto and Deutsche Bank Trust Company Americas, as administrative agent, and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any Indebtedness or other financial accommodation that has been incurred to refinance (whether by the same or different banks) in whole or in part (under one or more agreements) the Indebtedness and other obligations outstanding under the RHDI Credit Agreement referred to in clause (a) above or any other agreement or instrument referred to in this clause (b) (including, without limitation, adding or removing any Person as a borrower, guarantor or other obligor thereunder).

[18]	To be included if applicable.

“RHDI Existing Credit Agreement” means the Third Amended and Restated Credit Agreement, dated as of January 29, 2010, among the Ultimate Parent, RHDI, as borrower, the several lenders from time to time party thereto and Deutsche Bank Trust Company Americas, as administrative agent, as amended, supplemented or otherwise modified prior to the effectiveness of the RHDI Credit Agreement.

“RHDI Loan Documents” means the “Loan Documents” as defined in the RHDI Credit Agreement.

“S&P” means Standard & Poor’s Financial Services LLC and any successors thereto.

“Sale and Leaseback Transaction” has the meaning assigned to such term in Section 6.06.

“Sale and Leaseback Indebtedness” means, in respect of a Sale and Leaseback Transaction, as at the time of determination, the present value (discounted at the interest rate implicit in the transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended), determined in accordance with GAAP; provided, that if such Sale and Leaseback Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligations”.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Parties” has the meaning assigned to such term in the Guarantee and Collateral Agreement.

“Security Documents” means the Guarantee and Collateral Agreement, the Mortgages and each other security agreement or other instrument or document executed and delivered by any SuperMedia Loan Party pursuant to Section 5.11 or 5.12 or pursuant to the Guarantee and Collateral Agreement to secure any of the Obligations.

“Service Company” means Dex One Service, Inc., a Delaware corporation.

“Shared Assets” means any asset (including intellectual property rights) owned by the Service Company or any License Subsidiary.

“Shared Collateral Agent” means JPMorgan Chase Bank, N.A., in its capacity as collateral agent for the Shared Collateral Secured Parties, pursuant to the terms of the Intercreditor Agreement.

“Shared Collateral Loan Parties” means the Ultimate Parent, the Dex Parent, Dex Digital, RHDC, the Service Company, and each Newco that is a party to the Shared Collateral Security Documents.

“Shared Collateral Secured Parties” has the meaning as set forth in the Intercreditor Agreement.

“Shared Collateral Security Documents” means the Shared Guarantee and Collateral Agreement, the Newco Subordinated Guarantees, any mortgage and each other security agreement or other instruments or documents executed and delivered by any Shared Collateral Loan Party pursuant to Section 5.12 or pursuant to the Shared Guarantee and Collateral Agreement to secure any of the SuperMedia Obligations.

“Shared Guarantee and Collateral Agreement” means the Amended and Restated Guarantee and Collateral Agreement in substantially the form of Exhibit H hereto, among each Shared Collateral Loan Party (other than the Newco Subordinated Guarantors) and the Shared Collateral Agent.

“Shared Services” means the centralized, shared or pooled services, undertakings and arrangements which are provided by the Service Company or any of its Subsidiaries to or for the benefit of the Ultimate Parent and its Subsidiaries pursuant to the Shared Services Agreement, including, without limitation, the acquisition and ownership of assets by the Service Company or any of its Subsidiaries used in the provision of the foregoing and centralized payroll, benefits and account payable operations.

“Shared Services Agreement” means the Amended and Restated Shared Services Agreement in substantially the form of Exhibit E hereto, dated as of the Closing Date, among the Ultimate Parent, the Service Company, the Borrower and the other Subsidiaries of the Ultimate Parent party thereto.

“Shared Services Transactions” means, collectively, (a) the engagement of the Service Company for the provision of Shared Services pursuant to the Shared Services Agreement, (b) sales, transfers and other dispositions of assets to the Service Company or any of its Subsidiaries pursuant to the Shared Services Agreement for use in the provision of Shared Services, (c) the transfer of employees of the Loan Parties to the Service Company or any of its Subsidiaries for the provision of Shared Services pursuant to the Shared Services Agreement and (d) payments, distributions and other settlement of payment obligations by the recipient of Shared Services to, or for ultimate payment to, the provider of such Shared Services pursuant to the Shared Services Agreement in respect of the provision of such Shared Services (including, without limitation, the prefunding in accordance with the Shared Services Agreement of certain such payment obligations in connection with the establishment of the payment and settlement arrangements under the Shared Services Agreement); provided, that all such payments, distributions and settlements shall reflect a fair and reasonable allocation of the costs of such Shared Services in accordance with the terms of the Shared Services Agreement (it being understood and agreed that payments in respect of tax liabilities or tax attributes pursuant to the Tax Sharing Agreement shall not constitute Shared Services Transactions; provided, further, that the foregoing shall not restrict the ability of the Borrower to make Restricted Payments (x) pursuant to Section 6.08(a)(vii) to the Service Company in respect of tax liabilities incurred by the Service Company in connection with the performance of its obligations under the Shared Services Agreement).

“Specified Asset” means owned real property and patents, trademarks, trade names, copyrights and other intellectual property.

“Specified Charges” means (a) out-of-pocket costs, fees and expenses for attorneys, auditors, accountants, consultants, and advisors retained by the Borrower incurred in connection with the Mergers, this Agreement (including, for the avoidance of doubt, costs, fees, and expenses incurred in connection with satisfying the conditions precedent in Sections 4.01(e) and 4.01(f)) and the other Loan Documents, and the transactions contemplated by the SuperMedia Support Agreement[, including, those incurred in connection with the events leading up to, and throughout, the ongoing administration of the Chapter 11 Cases] and (b) out-of-pocket costs, fees and expenses for attorneys, auditors, accountants, consultants, and advisors retained by the Administrative Agent and the steering committee Lenders and reimbursed by the Borrower (without, including without limitation, the fees and expenses of the Administrative Agent and the steering committee Lenders) incurred in connection with this Agreement (including, for the avoidance of doubt, costs, fees, and expenses incurred in connection with satisfying the conditions precedent in Sections 4.01(e) and 4.01(f)) and the other Loan Documents, and the transactions contemplated by the SuperMedia Support Agreement[, including, those incurred in connection with the events leading up to, and throughout, the ongoing administration of the Chapter 11 Cases].19

“Statutory Reserve Rate” means a fraction (expressed as a decimal carried to the sixth decimal place), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent is subject with respect to eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board). Such

[19]	To be included if applicable.

reserve percentages shall include those imposed pursuant to such Regulation D. Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subordinated Guarantee” means the Guarantee made by the Borrower pursuant to the Subordinated Guarantee Agreement.

“Subordinated Guarantee Agent” has the meaning assigned to such term in the Subordinated Guarantee Agreement.

“Subordinated Guarantee Agreement” means the Subordinated Guarantee Agreement, dated as of the Closing Date, attached hereto as Exhibit F, among the Borrower, Dex East, Dex West and RHDI.

“Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, Controlled or held by the parent or one or more Subsidiaries of the parent or by the parent and one or more Subsidiaries of the parent. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower.

“Subsidiary Loan Party” means any Subsidiary (other than an Excluded Subsidiary) that is a party to the Guarantee and Collateral Agreement.

“SuperMedia Loan Parties” means the Borrower and the Subsidiary Loan Parties.

“SuperMedia Merger” has the meaning assigned to such term in the recitals of this Agreement.

“SuperMedia Obligations” has the meaning assigned to such term in the Intercreditor Agreement.

“SuperMedia Support Agreement” means the Support and Limited Waiver Agreement dated as of December 5, 2012 among the Borrower, certain Subsidiaries of the Borrower party thereto, the Administrative Agent and each of the lenders party thereto.

“Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or the Subsidiaries shall be a Swap Agreement.

“Swap Termination Value” means, in respect of any one or more Swap Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Agreements, (a) for any date on or after the date such Swap Agreements have been closed out and termination values determined in accordance therewith, such termination values and (b) for any date prior to the date referenced in clause (a), the amounts determined as the mark-to-market values for such Swap Agreements, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Agreements (which may include a Lender or any Affiliate of a Lender).

“Tax Payments” means payments for (i) the net amounts payable by the Borrower pursuant to the Tax Sharing Agreement for the current tax period and (ii) to the extent not duplicative with (i), taxes which are not determined by reference to income, but which are imposed on a direct or indirect owner of the Borrower as a result of such owner’s ownership of the equity of the Borrower.

“Tax Sharing Agreement” means the Tax Sharing Agreement in the form of Exhibit N hereto, dated the Closing Date, among the Borrower, SuperMedia Sales Inc., SuperMedia Services Inc., Newdex, Dex One and the Service Company.

“Taxes” means any and all present or future taxes (including documentary taxes), levies, imposts, duties, deductions, charges, fees, assessments or withholdings (including backup withholding) imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Title Company” has the meaning assigned to such term in clause (h) of the definition of “Collateral and Guarantee Requirement”.

“Total Indebtedness” means, as of any date, the aggregate principal amount of Indebtedness of the Borrower and its Subsidiaries outstanding as of such date, other than the Subordinated Guarantee, determined on a consolidated basis in accordance with GAAP and which would be reflected as long-term debt or short-term debt on a consolidated balance sheet of the Borrower in accordance with GAAP if such balance sheet were prepared on such date, minus, solely for purposes of Section 6.13, the lesser of (i) the aggregate amount of Unrestricted Cash and (ii) $50,000,000; provided, that the amount of such Indebtedness shall be determined exclusive of any reimbursement obligations and intercompany non-cash obligations constituting intercompany Indebtedness or Attributable Debt owing to the Service Company incurred pursuant to the Shared Services Transactions. Total Indebtedness shall in all cases be calculated without giving effect to Accounting Standards Codification 815.

“Transactions” means (a) the execution, delivery and performance by each Loan Party of the Loan Documents to which it is to be a party, (b) [the effectiveness and consummation of the Reorganization Plan pursuant to the Confirmation Order and]20 and (c) the payment of fees and expenses in connection with the Amendments and the Loan Documents.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBO Rate or the Alternate Base Rate.

“Ultimate Parent” means (i) prior to the Mergers, Dex One, and (ii) after the Mergers, Newdex.

“Ultimate Parent Asset Disposition” means any sale, transfer or other disposition (including pursuant to a public offering or spin-off transaction) by the Ultimate Parent or any Subsidiary thereof of all or a portion of the Equity Interests of the Borrower, Dex East, Dex West, RHDI, Dex Digital, RHDC or any Newco (or substantially all of the assets constituting a business unit, division or line of business thereof).

“Ultimate Parent Equity Issuance” means the issuance by the Ultimate Parent of any Equity Interests, or the receipt by the Ultimate Parent of any capital contribution, other than (i) any issuance of Equity Interests or receipt of capital contributions to the extent as a result of (x) a non-cash exchange of Restructuring Notes or Additional Notes for Equity Interests or (y) the issuance of Equity Interests that are issued on a non-cash basis as consideration for a Permitted Acquisition or other Investment permitted hereunder, (ii) any issuance of Equity Interests to, or receipt of any capital contribution from, the Ultimate Parent, the Dex Parent or any SuperMedia Loan Party or (iii) any issuance of Equity Interests made on the Closing Date in connection with the consummation of [the Mergers] [the “Restructuring Transactions” as defined in the Reorganization Plan]21 to the extent permitted under the Merger Agreement.

[20]	To be included if applicable.
[21]	To be included if applicable.

“Ultimate Parent PIK Election” means the election by the Ultimate Parent to make paid-in-kind interest payments on the Restructuring Notes as permitted by the Restructuring Notes Indenture.

“Unrestricted Cash” means the amount of cash and Permitted Investments of the Borrower and the other Loan Parties on such date, excluding cash and Permitted Investments that are (i) subject to any consensual Lien (other than Liens referred to in Section 6.02(a), Section 6.02(h) or Section 6.02(i)) or (ii) subject to any other contractual restriction specifically requiring the application thereof or of the proceeds thereof to a particular use.

“U.S. Person” means “United States person” within the meaning of Section 7701(a)(30) of the Code.

“U.S. Tax Compliance Certificate” has the meaning assigned to such term in Section 2.12(f)(ii)(3).

“Verizon” means Verizon Communications Inc., a Delaware corporation.

“Voluntary Prepayment” has the meaning assigned to such term in Section 2.15.

“Weighted Average Life” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(b) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Subsidiary” means, as to any Person, any other Person all of the Equity Interests of which (other than directors’ qualifying shares required by law) is owned by such Person directly and/or through other Wholly Owned Subsidiaries.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

SECTION 1.02    Type of Loans and Borrowings.    For purposes of this Agreement, Loans may be referred to by Type (e.g., a “Eurodollar Loan”). Borrowings also may be referred to by Type (e.g., a “Eurodollar Borrowing”).

SECTION 1.03    Terms Generally.    The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. When the performance of any covenant, duty or obligation under any Loan Document is required on a day that is not a Business Day, unless otherwise expressly provided therein, the date of such required performance shall be extended to the immediately succeeding Business Day.

SECTION 1.04    Accounting Terms; GAAP.    Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof (including any definition) to eliminate the effect of any change occurring after the Closing Date in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Upon any such request for an amendment, the Borrower, the Required Lenders and the Administrative Agent agree to consider in good faith any such amendment in order to amend the provisions of this Agreement so as to reflect equitably such accounting changes so that the criteria for evaluating the Borrower’s financial condition shall be the same after such accounting changes as if such accounting changes had not occurred. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Accounting Standards Codification 825-10 (or any other Accounting Standards Codification having a similar result or effect) to value any Indebtedness or other liabilities of the Borrower or any Subsidiary at “fair value”, as defined therein.

SECTION 1.05    Certain Terms.    “Available Cash”, “Consolidated Fixed Charge Coverage Ratio”, “Consolidated Net Income”, “Pro Forma Compliance”, “Total Indebtedness”, the “Leverage Ratio” and the “Consolidated Interest Coverage Ratio” shall be calculated for the Borrower and its Subsidiaries on a stand-alone basis as if, after closing of the Mergers, (1) the Borrower were not a Subsidiary of the Ultimate Parent and (2) the preparation of financial statements and other calculations (including without limitation the Leverage Ratio, the Consolidated Interest Coverage Ratio and the Consolidated Fixed Charge Coverage Ratio) in accordance with GAAP did not require or give effect to intercompany eliminations for transactions between the Borrower and its Subsidiaries on the one hand and the Ultimate Parent and its other Subsidiaries on the other hand, and all transactions with the Ultimate Parent or its other Subsidiaries were transactions with a person not affiliated with the Borrower (provided that Section 6.09 shall continue to apply and give effect to the affiliate status of the Ultimate Parent and its other Subsidiaries).

ARTICLE II

The Credits

SECTION 2.01    Loans Deemed Made on the Closing Date.    Subject to the terms and conditions set forth herein, each Existing Loan shall continue to be outstanding and, on and as of the Closing Date, constitute a term loan hereunder (each, a “Loan” and, collectively, the “Loans”). Amounts repaid or prepaid in respect of Loans may not be reborrowed.

SECTION 2.02    Loans and Borrowings.    (a) Each Loan shall be maintained ratably by the Lenders as part of a Borrowing consisting of Loans of the same Type.

(b) The Loans deemed made pursuant to Section 2.01 shall be made without any actual funding and each Eurodollar Borrowing under and as defined in the Existing Credit Agreement shall be continued as a Eurodollar Borrowing hereunder, with an Interest Period ending on the same day it otherwise would have ended. Subject to Section 2.09, after the Closing Date, each Borrowing shall be comprised entirely of ABR Loans or Eurodollar Loans as the Borrower may request in accordance herewith.

(c) At the commencement of each Interest Period for any Eurodollar Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $1,000,000. At the time that each ABR Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of

$1,000,000 and not less than $1,000,000. Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be more than a total of 10 Eurodollar Borrowings outstanding.

(d) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to elect to convert or continue any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

SECTION 2.03    Conversion and Continuation Options.    (a) The Borrower may elect from time to time to convert Eurodollar Loans to ABR Loans by giving the Administrative Agent prior irrevocable notice of such election no later than 11:00 a.m., New York City time, on the Business Day preceding the proposed conversion date, provided that any such conversion of Eurodollar Loans may only be made on the last day of an Interest Period with respect thereto. The Borrower may elect from time to time to convert ABR Loans to Eurodollar Loans by giving the Administrative Agent prior irrevocable notice of such election no later than 11:00 a.m., New York City time, on the third Business Day preceding the proposed conversion date (which notice shall specify the length of the initial Interest Period therefor).

(b) Any Eurodollar Loan may be continued as such upon the expiration of the then current Interest Period with respect thereto by the Borrower giving irrevocable notice (not later than 11:00 A.M., New York City time, on the date that is three Business Days prior to the last day of the then current Interest Period with respect thereto) to the Administrative Agent of the length of the next Interest Period to be applicable to such Loans.

(c) To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election by telephone. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Interest Election Request in a form approved by the Administrative Agent and signed by the Borrower. Each telephonic and written Interest Election Request shall specify the following information:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing; and

(iv) if the resulting Borrowing is a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a Eurodollar Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof.

(e) If the Borrower fails to deliver a timely Interest Election Request with respect to a Eurodollar Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to a Eurodollar Borrowing with an Interest Period of one month’s duration. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, then, so long as such Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

SECTION 2.04    Evidence of Debt.    (a) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan held by such Lender, including the amounts of principal and interest (including, without limitation, any PIK Interest Amount) payable and paid to such Lender from time to time hereunder.

(b) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan outstanding hereunder, the Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest (including, without limitation, any PIK Interest Amount) due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(c) The entries made in the accounts maintained pursuant to paragraph (a) or (b) of this Section shall be conclusive evidence of the existence and amounts of the obligations recorded therein, absent demonstrable error; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

(d) Any Lender may request that Loans held by it be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form reasonably satisfactory to the Administrative Agent and the Borrower; provided that, in order for any such promissory note to be delivered on the Closing Date, the request therefor shall be delivered no later than two Business Days prior to the Closing Date. Such promissory note shall state that it is subject to the provisions of this Agreement. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form.

SECTION 2.05    Repayment of Loans.    (a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Loan of such Lender on the Maturity Date.

SECTION 2.06    Prepayment of Loans.    (a) The Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, without premium or penalty (but subject to Section 2.11), in an aggregate principal amount that is an integral multiple of $1,000,000 and not less than $1,000,000 or, if less, the amount outstanding, subject to the requirements of this Section.

(b) (i) In the event and on each occasion that any Net Proceeds are received by or on behalf of the Borrower or any Subsidiary in respect of any Asset Disposition, the Borrower shall, not later than the fifth Business Day after the date on which such Net Proceeds are received, prepay Borrowings in an aggregate principal amount equal to such Net Proceeds; provided that if the Borrower shall deliver to the Administrative Agent a certificate of a Financial Officer to the effect that the Borrower or a Subsidiary intends to apply the Net Proceeds from such event (or a portion thereof specified in such certificate) within 365 days after receipt of such Net Proceeds to acquire Replacement Assets and certifying that no Default has occurred and is continuing, then no prepayment shall be required pursuant to this paragraph in respect of the Net Proceeds from such event (or the portion of such Net Proceeds specified in such certificate, if applicable) except to the extent of any such Net Proceeds that have not been so applied by the end of such 365 day period, at which time a prepayment shall be required in an amount equal to such Net Proceeds that have not been so applied. Notwithstanding the foregoing, in each fiscal year the Borrower may exclude up to $5,000,000 of Net Proceeds of Asset Dispositions from the requirements of this paragraph (b) (provided that the Net Proceeds of a single Asset Disposition may only be excluded pursuant to the foregoing sentence in the fiscal year during which such Asset Disposition was consummated).

(ii) In the event and on each occasion that any Net Proceeds are received by or on behalf of the Borrower or any Subsidiary in respect of any Debt Issuance, the Borrower shall, not later than the fifth Business Day after the date on which such Net Proceeds are received, prepay Borrowings in an aggregate principal amount equal to 100% of such Net Proceeds.

(iii) In the event and on each occasion that any Net Proceeds are received by or on behalf of the Ultimate Parent or any of its Subsidiaries in respect of any Ultimate Parent Asset Disposition, the Borrower shall, not later than the Business Day next after the date on which such Net Proceeds are received by the Ultimate Parent or any of its Subsidiaries, prepay Borrowings in an aggregate amount equal to 100% of the Net Proceeds of such Ultimate Parent Asset Disposition; provided that, to the extent that no amount is deducted in the calculation of the Net Proceeds of such Ultimate Parent Asset Disposition because no amount is paid to and distributed by the Subordinated Guarantee Agent pursuant to the Subordinated Guarantee Agreement, the percentage of such Net Proceeds to be prepaid shall be the percentage that the SuperMedia Credit Parties (as defined in the Subordinated Guarantee Agreement) would have received pursuant to the Subordinated Guarantee Agreement if the Net Proceeds had been paid to and distributed by the Subordinated Guarantee Agent pursuant to the Subordinated Guarantee Agreement.

(iv) In the event and on each occasion that any Net Proceeds are received by or on behalf of the Ultimate Parent or any of its Subsidiaries in respect of any Ultimate Parent Equity Issuance, the Borrower shall, not later than the Business Day next after the date on which such Net Proceeds are received by the Ultimate Parent or any of its Subsidiaries, prepay Borrowings in an aggregate amount equal to 50% of the Allocable Net Proceeds of such Ultimate Parent Equity Issuance.

(c) Within five Business Days following the date on which financial statements are delivered by the Borrower pursuant to Section 5.01(a) or (b), the Borrower will prepay Borrowings in an aggregate amount equal to (i) 67.50% of the amount of any increase in Available Cash during such fiscal quarter less (ii) the aggregate principal amount of any prepayments of Loans pursuant to Section 2.06(a) or 2.06(d)(ii) made during the period from the last day of the fiscal period covered by such financial statements to the date the mandatory prepayment for such quarter is made pursuant to this paragraph (c) not to exceed the amount set forth in an Advance Prepayment Certificate for such fiscal quarter (“Advance Prepayments”).

(d) Subject to the immediately following sentence, the Borrower shall on one or more occasions use the aggregate Borrower’s Discounted Prepayment Portion of Available Cash, as determined following the end of a fiscal quarter, to effect Voluntary Prepayments within 180 days after the date on which financial statements are delivered pursuant to Section 5.01(a) or (b) with respect to such quarter, with such Voluntary Prepayments to be designated as having been made to satisfy the Borrower’s obligations under this Section 2.06(d) pursuant to an Election Notice delivered to the Administrative Agent. If the Borrower does not make such Voluntary Prepayments within such 180-day period equal to such Borrower’s Discounted Prepayment Portion of Available Cash for the applicable fiscal quarter (as designated in the applicable Election Notice), the Borrower shall (i) make an optional prepayment pursuant to Section 2.06(a) at the end of the fiscal quarter during which such 180-day period (as designated in an Election Notice to such effect) expires, or (ii) make an Advance Prepayment pursuant to Section 2.06(c) (as designated in an Election Notice to such effect).

(e) The Borrower may retain the Borrower’s Discretionary Portion of Available Cash and may utilize such Borrower’s Discretionary Portion of Available Cash for purposes otherwise permitted hereunder, including, but not limited to, from time to time and at the Borrower’s option and in the Borrower’s sole discretion, (i) to effect Voluntary Prepayments or (ii) for optional prepayments pursuant to Section 2.06(a).

(f) The aggregate amount required to be applied to prepayments pursuant to paragraph (b), (c) and (d) above will be applied on a pro rata basis, in accordance with the relative amounts of the then outstanding Borrowings first to the then outstanding ABR Borrowings and second to the then outstanding Eurodollar Borrowings (and if more than one Interest Period is applicable to Eurodollar Borrowings, to the Eurodollar Borrowings with the least number of days remaining in the Interest Period applicable thereto and ending with the Eurodollar Borrowings with the most number of days remaining in the Interest Period applicable thereto in each case, subject to Section 2.11).

(g) The Borrower shall notify the Administrative Agent by telephone (confirmed by email of a “pdf” copy or telecopy) of any prepayment hereunder (i) in the case of prepayment of a Eurodollar Borrowing, not later than 2:00 p.m., New York City time, three Business Days before the date of prepayment or (ii) in the case of prepayment of an ABR Borrowing, not later than 11:00 a.m., New York City time, on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date, the principal amount of each Borrowing or portion thereof to be prepaid and, in the case of a mandatory prepayment, a reasonably detailed calculation of the amount thereof; provided that the Borrower may provide that such notice is conditioned upon the occurrence or non-occurrence of any event specified therein (including the consummation of an acquisition, sale or other similar transaction, the receipt of proceeds from the incurrence or issuance of Indebtedness or Equity Interests or the effectiveness of other credit facilities), in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest and other amounts to the extent required by Sections 2.08 and 2.11.

SECTION 2.07    Fees.    The Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrower and the Administrative Agent.

SECTION 2.08    Interest.    (a) The Loans comprising each ABR Borrowing shall bear interest at the Alternate Base Rate plus the Applicable Margin.

(b) The Loans comprising each Eurodollar Borrowing shall bear interest at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Margin.

(c) Notwithstanding the foregoing, if any principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2.00% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section or (ii) in the case of any other amount, 2.00% plus the rate applicable to ABR Loans as provided in paragraph (a) of this Section.

(d) Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan; provided that (i) interest accrued pursuant to paragraph (c) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment, (iii) in the event of any conversion of any Eurodollar Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion, and (iv) a portion of the interest, not to exceed 2.50% per annum, accrued during and after the first fiscal quarter commencing after the first anniversary of the Closing Date for which the Consolidated Fixed Charge Coverage Ratio (determined on a trailing four-quarter basis ending with such quarter) is less than 1.25 to 1.00, may be paid at the Borrower’s option (as notified to the Administrative Agent in writing at least three Business Days prior to each relevant Interest Payment Date) through an increase in the principal amount of the Loans equal to the amount of such interest (the “PIK Interest Amount”).

(e) All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate or Adjusted LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent demonstrable error.

SECTION 2.09    Alternate Rate of Interest.    If prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(a) the Administrative Agent determines (which determination shall be conclusive absent demonstrable error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate for such Interest Period; or

(b) the Administrative Agent is advised by the Required Lenders that the Adjusted LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective; provided, however, that, in the case of a notice received pursuant to clause (b) above, if the Administrative Agent is able prior to the commencement of such Interest Period to ascertain, after using reasonable efforts to poll the Lenders giving such notice, that a rate other than the Alternate Base Rate would adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period, the Administrative Agent shall notify the Borrower of such alternate rate and the Borrower may agree by written notice to the Agent prior to the commencement of such Interest Period to have the Loans included in such Borrowing bear interest for such Interest Period at an interest rate equal to such alternate rate, in which case such alternate interest rate shall apply to all the Eurodollar Loans included in the relevant Borrowing.

SECTION 2.10    Increased Costs.    (a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate);

(ii) subject the Administrative Agent or any Lender to any Taxes (other than Indemnified Taxes, Excluded Taxes and Other Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii) impose on any Lender or the London interbank market any other condition affecting this Agreement or Eurodollar Loans held by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of maintaining any Eurodollar Loan or to increase the cost to such Lender or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise), then the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) If any Lender determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loans held by such Lender to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy and liquidity), then from time to time after submission by such Lender to the Borrower of a written request therefor, the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c) A certificate of a Lender setting forth in reasonable detail the matters giving rise to a claim under this Section 2.10 and the calculation of such claim by such Lender or its holding company, as the case may be, shall be delivered to the Borrower and shall be conclusive absent demonstrable error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 15 Business Days after receipt thereof.

(d) Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

SECTION 2.11    Break Funding Payments.    In the event of (a) the payment by or on behalf of the Borrower of any principal of any Eurodollar Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto, (c) the failure by the Borrower to convert, continue or prepay any Eurodollar Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.06(g) and is revoked in accordance therewith) or (d) the assignment of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.14, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. In the case of a Eurodollar Loan, such loss, cost or expense to any Lender shall consist of an amount determined by such Lender to be the excess, if any, of (i) the amount of interest that would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate that would have been applicable to such Loan (but excluding the Applicable Margin), for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to convert or continue, for the period that would have been the Interest Period for such Loan) over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate that such Lender would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the Eurodollar market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered promptly to the Borrower and shall be conclusive absent demonstrable error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 15 days after receipt thereof.

SECTION 2.12    Taxes.    (a) Any and all payments by or on account of any obligation of any Loan Party hereunder or under any other Loan Document shall be made free and clear of, and without deduction for, any Taxes; provided that if the applicable withholding agent shall be required to deduct any Taxes from such payments, then (i) if such Taxes are Indemnified Taxes or Other Taxes, the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Administrative Agent or Lender (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the applicable withholding agent shall make such deductions and (iii) the applicable withholding agent shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b) In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law, or, at the option of the Administrative Agent timely reimburse it for the payment thereof.

(c) The Loan Parties shall jointly and severally indemnify the Administrative Agent and each Lender, within 30 Business Days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes payable or paid by the Administrative Agent or such Lender, as the case may be, directly or indirectly to a Governmental Authority on or with respect to any payment by or on account of any obligation of the Borrower hereunder or under any other Loan Document or required to be withheld or deducted from a payment to such Administrative Agent or Lender (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A copy of a receipt or any other certificate documenting payment and reasonably acceptable to the Borrower as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d) As soon as reasonably practicable after any payment of Taxes by any Loan Party to a Governmental Authority, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) Each Lender shall indemnify the Administrative Agent within ten days after written demand therefor, for the full amount of (i) any Taxes attributable to such Lender and (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.04(c) relating to the maintenance of a Participant Register, in either case, that are payable or paid by the Administrative Agent, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability prepared in good faith and delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).

(f) (i) Each Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall deliver to the Borrower (with a copy to the Administrative Agent), on or before the date that such Foreign Lender becomes a Lender hereunder or becomes entitled to any payments under any other Loan Document and at such times prescribed by applicable law, such properly completed and executed documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without or at a reduced rate of withholding. In addition, any Lender, at the time or times prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Each Lender shall promptly notify the Borrower and the Administrative Agent of any change in circumstances which would modify or render invalid any claimed exemption of or reduction in withholding and deliver to the Borrower and the Administrative Agent further copies of any documentation on or before the date that any such documentation expires or becomes obsolete and after the occurrence of any event requiring a change in the most recent documentation previously delivered.

(ii) Without limiting the generality of the foregoing, in the event the Borrower is a U.S. Person,

(A) any Foreign Lender shall deliver to the Borrower and the Administrative Agent on or before the date that such Foreign Lender becomes a Lender hereunder or becomes entitled to any payments under any other Loan Document (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent or at such times prescribed by applicable law, but only if such Foreign Lender is legally entitled to do so), whichever of the following is applicable:

(i) in the case of any Foreign Lender that is claiming the benefits of an income tax treaty to which the United States is a party, two duly completed copies of United States Internal Revenue Service Form W-8BEN (certifying that it is a resident of the applicable country within the meaning of the income tax treaty between the United States and that country) or successor applicable form;

(ii) in the case of any Foreign Lender that is claiming an exemption from United States federal withholding tax because the payments made hereunder are effectively connected with a

United States trade or business of such Foreign Lender, two duly completed copies of United States Internal Revenue Service Form W-8ECI, or successor applicable form;

(iii) in the case of any Foreign Lender that is claiming the so-called “portfolio interest exemption”, under Section 871(h) or 881(c) of the Code, (A) two duly completed certificates substantially in the form of Exhibit C (any such certificate, a “U.S. Tax Compliance Certificate”) and (B) two duly completed copies of Internal Revenue Service Form W-8BEN, or successor applicable form, together with any information required to be provided with such form;

(iv) in the case of any Foreign Lender that is an intermediary or flow-through entity for United States federal withholding tax purposes, two duly completed copies of Internal Revenue Service Form W-8IMY, or successor applicable form, together with any information required to be provided with such form;

(B) two duly completed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in United States federal withholding tax together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(C) if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (C), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(D) any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of Internal Revenue Service Form W-9 certifying that such Lender is exempt from United States federal backup withholding tax.

(g) If the Administrative Agent or a Lender determines, in its sole discretion and good faith, that it has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 2.12, it shall pay over such refund to the Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 2.12 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Borrower, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. This Section shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person. Notwithstanding anything to the contrary in this paragraph (g), in no event will the Administrative Agent or Lender be required to pay any amount to the

Borrower pursuant to this paragraph (g) the payment of which would place the Administrative Agent or Lender in a less favorable net after-Tax position than the Administrative Agent or Lender would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid.

SECTION 2.13    Payments Generally; Pro Rata Treatment; Sharing of Setoffs.    (a) The Borrower shall make each payment required to be made by it hereunder or under any other Loan Document (whether of principal, interest or fees, or of amounts payable under Section 2.10, 2.11 or 2.12, or otherwise) prior to the time expressly required hereunder or under such other Loan Document for such payment (or, if no such time is expressly required, prior to 3:00 p.m., New York City time), on the date when due, in immediately available funds, without setoff or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent to such account as the Administrative Agent shall from time to time specify in a notice delivered to the Borrower, except that payments pursuant to Sections 2.10, 2.11, 2.12 and 9.03 shall be made directly to the Persons entitled thereto and payments pursuant to other Loan Documents shall be made to the Persons specified therein. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment under any Loan Document shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments under each Loan Document shall be made in dollars.

(b) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder (after giving effect to all applicable grace periods and cure periods, if any), such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

(c) If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the relative aggregate amounts of principal of and accrued interest on their Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(d) Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of any Lender hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to such Lender the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.13(d) or 9.03(c), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid.

SECTION 2.14    Mitigation Obligations; Replacement of Lenders.    (a) If any Lender requests compensation under Section 2.10, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender to Section 2.12, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the good faith judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.10 or 2.12, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense that such Lender deems material and would not otherwise be, in the reasonable judgment of such Lender, materially disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable out-of-pocket costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If (i) any Lender requests compensation under Section 2.10, (ii) the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.12 or (iii) any Lender becomes a Non-Consenting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and such Lender shall be released from all obligations hereunder and (iii) in the case of any such assignment resulting from the status of such Lender as a Non-Consenting Lender, such assignment, together with any assignments by other Non-Consenting Lenders, will enable the Borrower to obtain sufficient consents to cause the applicable amendment, modification or waiver to become effective. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

SECTION 2.15    Voluntary Prepayments.    (a) The Borrower may elect to notify the Administrative Agent and the Lenders that it may wish to make below par voluntary prepayments of the Loans (each such payment a “Voluntary Prepayment”) pursuant to the procedures set forth in this Section 2.15; provided that (x) the Borrower shall specify in an Election Notice to the Administrative Agent whether such Voluntary Prepayment will be a utilization of the Borrower’s Discounted Prepayment Portion of Available Cash or the Borrower’s Discretionary Portion of Available Cash and (y) Voluntary Prepayments shall only be permitted to be made in amounts not exceeding aggregate unused amount of the Borrower’s Discounted Prepayment Portion of Available Cash or the aggregate unused amount of the Borrower’s Discretionary Portion of Available Cash (as applicable) at the time such Voluntary Prepayment is made. At the time of any Voluntary Prepayment, the Borrower shall certify, with reasonable supporting detail (as determined by the Administrative Agent), (i) compliance with the requirements of this Section 2.15, which certification shall include a schedule setting forth the computation (and any utilization by the Borrower) of Available Cash, Borrower’s Discounted Prepayment Portion of Available Cash and Borrower’s Discretionary Portion of Available Cash, (ii) that no Event of Default pursuant to Section 6.13 could reasonably be expected to occur during the succeeding four calendar quarters if such Voluntary Prepayment is not made, (iii) that such Voluntary Prepayment shall have been approved by at least 66  2/3% of the Borrower’s Governing Board and (iv) that immediately prior to and after giving effect to any Voluntary Prepayment, (x) no Default or Event of Default shall have occurred and be continuing and (y) the Loan Parties shall have Unrestricted Cash of at least $40,000,000.

(b) In connection with any Voluntary Prepayment, the Borrower shall notify the Lenders (the “Prepayment Notice”) that the Borrower desires to prepay Loans with cash proceeds in an aggregate amount (each, a “Prepayment Amount”) specified by the Borrower (which amount shall be not less than $5,000,000) at a price within a range (the “Range”) to be specified by the Borrower equal to a percentage of par (not to exceed 100%) (the “Payment Percentage”) of the principal amount of the Loans to be prepaid. No proposed Voluntary Prepayment shall be made if the amount expended to make such Voluntary Prepayment would exceed an amount equal to the aggregate unused amount of the Borrower’s Portion of Available Cash at such time. For the avoidance of doubt, Voluntary Prepayments may be made only from the Borrower’s Portion of Available Cash.

(c) In connection with any Voluntary Prepayment, the Borrower shall allow each Lender to specify a Payment Percentage (the “Acceptable Payment Percentage”) for a principal amount (subject to rounding requirements specified by the Prepayment Agent) of Loans at which such Lender is willing to permit such Voluntary Prepayment. Based on the Acceptable Payment Percentages and principal amounts of Loans specified by Lenders, the applicable Payment Percentage (the “Applicable Payment Percentage”) for the Voluntary Prepayment shall be the lowest Acceptable Payment Percentage at which the Borrower can complete the Voluntary Prepayment for the applicable Prepayment Amount that is within the applicable Range; provided that if the offers received from Lenders are insufficient to allow the Borrower to complete the Voluntary Prepayment for the applicable Prepayment Amount, then the Applicable Payment Percentage shall instead be the highest Acceptable Payment Percentage that is within the applicable Range. The Borrower shall prepay Loans (or the respective portions thereof) offered by Lenders at the Acceptable Payment Percentages specified by each such Lender that are equal to or less than the Applicable Payment Percentage (“Qualifying Loans”) by remitting an amount to each Lender to be prepaid equal to the product of the face amount, or par, of the Loan being prepaid multiplied by the Applicable Payment Percentage; provided that if the aggregate cash proceeds required to prepay Qualifying Loans (disregarding any interest payable under Section 2.15(d)) would exceed the applicable Prepayment Amount for such Voluntary Prepayment, the Borrower shall prepay such Qualifying Loans at the Applicable Payment Percentage ratably based on the respective principal amounts of such Qualifying Loans (subject to rounding requirements specified by the Prepayment Agent).

(d) All Loans prepaid by the Borrower pursuant to this Section 2.15 shall be accompanied by payment of accrued and unpaid interest on the par principal amount so prepaid to, but not including, the date of prepayment.

(e) Each Voluntary Prepayment shall be consummated pursuant to procedures (including as to rounding and minimum amounts, Type and Interest Periods of accepted Loans, irrevocability of Prepayment Notice and other notices by the Borrower and Lenders and determination of Applicable Payment Percentage) reasonably established by the Prepayment Agent in consultation with the Borrower and not inconsistent with the terms hereof.

(f) Each Voluntary Prepayment shall constitute an optional prepayment of Loans for all purposes under this Agreement, including for purposes of Section 2.06(a), but excluding for purposes of Section 2.06(c).

(g) Notwithstanding anything to the contrary in this Agreement (including, without limitation, Sections 2.06 and 2.13), the Lenders hereby consent to the transactions described in this Section 2.15 and further acknowledge that in connection with any Voluntary Prepayment, principal and interest payments may be made on a non-pro rata basis, as determined by the Prepayment Agent, to the applicable Lenders.

(h) This Section 2.15 shall not require the Borrower to undertake or any Lender to participate in any Voluntary Prepayment.

ARTICLE III

Representations and Warranties

The Borrower represents and warrants to the Lenders with respect to itself and its Subsidiaries and, commencing after the consummation of the Mergers and solely for purposes of Sections 3.01, 3.02, 3.03, 3.08, 3.09, 3.11, 3.12, 3.18, the Ultimate Parent (with respect to itself and the Service Company) represents and warrants to the Lenders that:

SECTION 3.01    Organization; Powers.    Each of the Ultimate Parent, the Service Company, the Borrower and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required by applicable law.

SECTION 3.02    Authorization; Enforceability.    The Transactions entered into and to be entered into by each of the Ultimate Parent, the Service Company and the SuperMedia Loan Parties are within such Person’s corporate (or other organizational) powers and have been duly authorized by all necessary corporate (or other organizational) and, if required, stockholder or member action. This Agreement has been duly executed and delivered by each of the Ultimate Parent and the Borrower and constitutes, and each other Loan Document to which any of the Ultimate Parent, the Service Company and the SuperMedia Loan Parties is to be a party, when executed and delivered by such Person, will constitute, a legal, valid and binding obligation of such Person, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

SECTION 3.03    Governmental Approvals; No Conflicts.    The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect and except filings necessary to perfect Liens created under the Loan Documents, (b) will not violate (i) any applicable law or regulation, (ii) the charter, by-laws or other organizational documents of the Ultimate Parent, the Service Company, the Borrower or any of its Subsidiaries or (iii) any order of any Governmental Authority applicable to the Ultimate Parent, the Service Company, the Borrower or such Subsidiary, (c) will not violate or result in a default under any material indenture, agreement or other instrument binding upon the Ultimate Parent, the Service Company, the Borrower or any of its Subsidiaries or any of their assets, or give rise to a right thereunder to require any payment to be made by the Ultimate Parent, the Service Company, the Borrower or any of its Subsidiaries and (d) will not result in the creation or imposition of any Lien on any asset of the Ultimate Parent, the Service Company, the Borrower or any of its Subsidiaries, except Liens permitted under Section 6.02 and except with respect to clauses (a), (b)(i) and (iii) and (c) to the extent any of the foregoing would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.04    Financial Condition; No Material Adverse Change.    (a) The Borrower has heretofore furnished to the Lenders (i) the Borrower’s audited consolidated balance sheet and related consolidated statements of income, shareowners’ investment and cash flows as of and for the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010, reported on by Ernst & Young LLP, independent registered public accounting firm, without qualification and (ii) its unaudited consolidated balance sheet and related unaudited consolidated statements of income and cash flows as of and for the fiscal quarter and the portion of the fiscal year ended [            ], 2013, certified by a Financial Officer. Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Borrower as of such dates and for such periods in accordance with GAAP, subject to year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above.

(b) The Borrower has heretofore furnished to the Lenders its pro forma consolidated balance sheet as of [            ] prepared giving effect to the Transactions as if such Transactions had occurred on such date. Such pro forma consolidated balance sheet (i) accurately reflects all adjustments reasonably believed by the Borrower to be necessary to give effect to the Transactions and (ii) presents fairly, in all material respects, on a pro forma basis, the financial position of the Borrower and its consolidated Subsidiaries as of such date, as if the Transactions had occurred on such date.

(c) Since December 31, 2012, except as set forth in the Disclosure Statement, there has been no change, development, event, effect, condition or occurrence that, individually or in the aggregate, has had a Material Adverse Effect.

SECTION 3.05    Properties.    (a) Each of the Borrower and its Subsidiaries has good title to, or valid leasehold interests in, all its real and personal property material to their business (including its Mortgaged Properties), taken as a whole, except for Liens permitted by Section 6.02 and minor defects in title that do not interfere with its ability to conduct their business as currently conducted and except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

(b) Each of the Borrower and its Subsidiaries owns, or has the right to use, all trademarks, trade names, copyrights, patents and other intellectual property material to their business, taken as a whole, and, to the knowledge of the Borrower, the use thereof by the Borrower and its Subsidiaries does not infringe upon the rights of any other Person, except, in each case, for such failure to own or have the right to use or such infringement that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(c) Schedule 3.05 sets forth the address of each real property that has an individual Fair Market Value (including fixtures and improvements) equal to or greater than $1,000,000 and is owned by the Borrower or any of its Subsidiaries as of the Closing Date and indicates each such property that is a Mortgaged Property as of the Closing Date.

SECTION 3.06    Litigation and Environmental Matters.    (a) [Except for the Disclosed Matters,]22 there are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Subsidiaries which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect [(other than the Disclosed Matters)].

(b) Except for [either the Disclosed Matters or]23 any other matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, none of the Borrower or its Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received written notice of any claim with respect to any Environmental Liability or (iv) knows of any Environmental Liability.

SECTION 3.07    Compliance with Laws and Agreements; Absence of Default.    Each of the Borrower and its Subsidiaries is in compliance with all laws, regulations and orders of any Governmental Authority, in each case applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. No Default has occurred and is continuing.

SECTION 3.08    Investment Company Status.    None of the Ultimate Parent, the Service Company, the Borrower or any of its Subsidiaries is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

[22]	To be included if applicable.
[23]	To be included if applicable.

SECTION 3.09    Taxes.    Each of the Ultimate Parent, the Service Company, the Borrower and its Subsidiaries has timely filed (taking into account any extensions) or caused to be filed all material Tax returns and reports required to have been filed and has paid or caused to be paid all material Taxes required to have been paid by it, except (a) any Taxes that are being contested in good faith by appropriate proceedings and for which the Ultimate Parent, the Service Company, the Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves in accordance with GAAP or (b) to the extent that the failure to do so has not had and would not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.10    Employee Benefit Plans.    (a) Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) each Loan Party and each of their respective ERISA Affiliates is in compliance with the applicable provisions of ERISA and the provisions of the Code relating to Plans and the regulations and published interpretations thereunder; (ii) no ERISA Event has occurred or is reasonably expected to occur; and (iii) all amounts required by applicable law with respect to or by the terms of, any retiree welfare benefit arrangement maintained by any Loan Party or any ERISA Affiliate or to which any Loan Party or any ERISA Affiliate has an obligation to contribute have been accrued in accordance with Accounting Standards Codification 715. The Fair Market Value of the assets of each Plan was not materially less than the present value of either the accumulated benefit obligations or projected benefit obligations under such Plan (based on the assumptions used for purposes of the Accounting Standards Codification 715) as of the close of the most recent Plan year, as reported in the most recent financial statements reflecting such amounts, and if all of the Plans were terminated (disregarding any Plans with surpluses), the unfunded liabilities with respect to the Plans, individually and in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(b) Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (i) all employer and employee contributions required by applicable law or by the terms of any Foreign Benefit Arrangement or Foreign Plan have been made, or, if applicable, accrued in accordance with normal accounting practices; (ii) the accrued benefit obligations of each Foreign Plan (based on the assumptions used to fund such Foreign Plan) with respect to all current and former participants do not exceed the assets of such Foreign Plan; (iii) each Foreign Plan that is required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; and (iv) each such Foreign Benefit Arrangement and Foreign Plan is in compliance (A) with all material provisions of applicable law and all material applicable regulations and published interpretations thereunder with respect to such Foreign Benefit Arrangement or Foreign Plan and (B) with the terms of such plan or arrangement.

SECTION 3.11    Disclosure.    None of the written reports, financial statements, certificates or other written information (other than projections, budgets or other estimates or forward-looking statements or information of a general economic or industry nature or reports or studies prepared by third parties that were not expressly commissioned by the Borrower or its Affiliates (collectively, the “Projections”)) (including, without limitation, the Registration Statement on Form S-4 [and the Disclosure Statement (as supplemented in writing through the Closing Date))]24, taken as a whole, furnished by or on behalf of the Ultimate Parent, the Service Company or any SuperMedia Loan Party to the Administrative Agent, any Lender [or the Bankruptcy Court]25 prior to the Closing Date in connection with the transactions contemplated by this Agreement or any other Loan Document or delivered hereunder or thereunder (as modified or supplemented by other information so furnished prior to the Closing Date) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not materially misleading; provided that, with respect to Projections, the Borrower represents only that such information was prepared in good faith based upon assumptions believed by the Borrower to be reasonable at the time such Projections were prepared, it being understood that projections by their nature are uncertain and no assurance is given that the results reflected in such projections will be achieved. [The Bankruptcy Court entered an order on or about [            ], 2013 approving the adequacy of the Disclosure Statement.]26

[24]	To be included if applicable.
[25]	To be included if applicable.
[26]	To be included if applicable.

SECTION 3.12    Subsidiaries.    Schedule 3.12 sets forth the name of, and the ownership interest of the Ultimate Parent, the Service Company and the Borrower in, each Subsidiary of the Ultimate Parent, the Service Company and the Borrower and identifies each Subsidiary that is a Subsidiary Loan Party, in each case as of the Closing Date.

SECTION 3.13    Insurance.    Schedule 3.13 sets forth a description of all insurance for risks associated with casualty, workers compensation claims, general liability, automobiles, excess liability, directors and officers risks, errors and omissions, fiduciary claims, EPLI, environmental matters, crime, property risks, business travel and accident claims and flood risks, maintained by or on behalf of the Borrower and its Subsidiaries as of the Closing Date. As of the Closing Date, all premiums due and payable in respect of such insurance have been paid.

SECTION 3.14    Labor Matters.    As of the Closing Date, there are no strikes, lockouts or slowdowns against the Borrower or any Subsidiary pending or, to the knowledge of the Borrower, threatened. As of the Closing Date, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect: (a) the hours worked by and payments made to employees of the Borrower and the Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable Federal, state, local or foreign law dealing with such matters; (b) all payments due from the Borrower or any Subsidiary, or for which any claim may be made against the Borrower or any Subsidiary, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of the Borrower or such Subsidiary; and (c) the consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which the Borrower or any Subsidiary is bound.

SECTION 3.15    Margin Regulations.    None of the Borrower or any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock.

SECTION 3.16    Certain Agreements.    As of the Closing Date, each of the Core Verizon Agreements has been duly authorized, executed and delivered by the Borrower, and to the knowledge of the Borrower, each of the other parties thereto and constitutes a legal, valid and binding obligation of the Borrower, and to the knowledge of the Borrower, each other party thereto, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law. As of the Closing Date, a true, correct and complete copy (including any amendments and waivers) of each of the Core Verizon Agreements has been furnished to the Administrative Agent.

SECTION 3.17    Security Documents.    (a) The Guarantee and Collateral Agreement is effective to create in favor of the Collateral Agent, for the benefit of the Secured Parties, a legal, valid and enforceable security interest in the Collateral described therein and proceeds thereof to the extent described therein. When (a) the actions specified in Section [4.02(b)]27 to the Guarantee and Collateral Agreement have been duly taken, (b) all applicable Instruments, Chattel Paper and Documents in which a security interest is perfected by possession have been delivered to, and/or are in the continued possession of, the Collateral Agent, (c) all deposit accounts, electronic chattel paper and Pledged Equity Interests (each, as defined in the Guarantee and Collateral Agreement), a security interest in which is required to be or is perfected by “control” (as described in the Uniform Commercial Code as in effect in the State of New York from time to time) are under the “control” of the Collateral Agent and (d) the Mortgages have been duly recorded, the security interests granted pursuant thereto shall constitute (to the extent described therein) a perfected security interest in, all right, title and interest of each pledgor or mortgagor (as applicable) party thereto in the Collateral described therein with respect to such pledgor or mortgagor (as applicable), subject, in each case to no other Lien other than Liens permitted under Section 6.02.

[27]	Section reference to be updated as appropriate based on final Guarantee and Collateral Agreement.

(b) When the Guarantee and Collateral Agreement or a summary thereof is properly filed in the United States Patent and Trademark Office and the United States Copyright Office, and, with respect to Collateral composed of Intellectual Property in which a security interest cannot be perfected by such filings, upon the proper filing of the financing statements referred to in paragraph (a) above, the Collateral Agent shall have, for the ratable benefit of the Secured Parties, a perfected security interest in, all right, title and interest of the SuperMedia Loan Parties in such Collateral and the proceeds thereof, as security for the Obligations, in each case subject to no other Lien other than Liens permitted under Section 6.02, it being understood that subsequent recordings in the United States Patent and Trademark Office and the United States Copyright Office may be necessary to perfect a lien on registered trademarks and patents, trademark and patent applications and registered copyrights acquired by the grantors after the Closing Date.

(c) The Mortgages entered into on the Closing Date, when amended by the mortgage amendment referred to in clause (h)(1) of the Collateral and Guarantee Requirement (the “Mortgage Amendments”) and the Mortgages, if any, entered into after the Closing Date pursuant to Section 5.12, shall be effective to create in favor of the Collateral Agent, for the ratable benefit of the Secured Parties, a legal, valid and enforceable Lien on all of the SuperMedia Loan Parties’ right, title and interest in and to the Mortgaged Property thereunder and the proceeds thereof, and when such Mortgages are filed in the proper real estate filing offices, such Mortgages shall constitute a perfected security interest in, all right, title and interest of the SuperMedia Loan Parties in such Mortgaged Property and the proceeds thereof, as security for the Obligations, in each case subject to no other Lien other than Liens permitted under Section 6.02.

SECTION 3.18    [Bankruptcy Court Orders.    The Confirmation Order has been entered by the Bankruptcy Court, and such order has not been stayed, reversed, modified or vacated on appeal.]28

ARTICLE IV

Conditions

SECTION 4.01    Effectiveness of Agreement.    This Agreement shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 9.02) (and the delivery of the notice contemplated in the last section of this Section 4.01); provided that nothing herein shall limit the consent rights set forth in the SuperMedia Support Agreement.

(a) Loan Documents. The Administrative Agent (or its counsel) shall have received:

(i) a counterpart of this Agreement signed on behalf of the Borrower, the Ultimate Parent, the Administrative Agent and the Collateral Agent and[, to the extent requested by the Administrative Agent,]29 the Lenders;

(ii) an Acknowledgment and Confirmation, executed and delivered by each SuperMedia Loan Party;

(iii) the Shared Guarantee and Collateral Agreement, executed and delivered by each Shared Collateral Loan Party;

(iv) the Subordinated Guarantee Agreement, executed and delivered by the Borrower, Dex East, Dex West and RHDI;

[28]	To be included if applicable.
[29]	To be included if applicable.

(v) the Intercreditor Agreement, executed and delivered by the Ultimate Parent, the Dex Parent, Dex Media Service LLC, Dex Digital, RHDC, the Borrower, Dex East, Dex West, RHDI, the Agent, the Shared Collateral Agent, the administrative agent and collateral agent under the Dex East Credit Agreement, the administrative agent and collateral agent under the Dex West Credit Agreement and the administrative agent and collateral agent under the RHDI Credit Agreement;

(vi) the Shared Services Agreement, duly executed and delivered by the Ultimate Parent, the Service Company, the Borrower and each other party thereto; and

(vii) the Tax Sharing Agreement, duly executed and delivered by the Borrower and the other parties thereto.

Notwithstanding anything to the contrary, the deliverables described in clauses (vi) and (vii) of this Section 4.01(a) shall be held in escrow to become effective immediately after the effectiveness of this Agreement, and the deliverables described in clauses (iii), (iv) and (v) of this Section 4.01(a) shall be held in escrow to become effective immediately after the consummation of the Mergers.

(b) [Confirmation of the Reorganization Plan. The Reorganization Plan shall have been confirmed by the Bankruptcy Court pursuant to the Confirmation Order. The Confirmation Order shall not have been stayed, modified or vacated on appeal. All conditions precedent to the effectiveness of the Reorganization Plan shall have been satisfied (or waived) or shall be concurrently with the effective date of the Reorganization Plan satisfied (or waived) in accordance with the terms of the Reorganization Plan.]30

(c) Amendments. The Administrative Agent shall have received satisfactory evidence that the conditions to effectiveness of each of the Amendments (other than the conditions that either of the Mergers have been consummated by the filing of either of the Certificates of Merger with the Secretary of State of the State of Delaware as such terms are defined in the Merger Agreement) have been satisfied[; provided, that it is acknowledged and agreed that the filing by the Ultimate Parent, on behalf of itself and its Subsidiaries, with the Bankruptcy Court of written notice of the occurrence of the “Effective Date” under (and as defined in) the Reorganization Plan shall satisfy this condition.]31

(d) Merger Agreement. The Administrative Agent shall have received satisfactory evidence that the conditions to effectiveness of the Merger Agreement (other than the condition that this Agreement shall have become effective) have been satisfied.

(e) Trademarks. The trademarks owned by the Borrower, Dex East, Dex West, RHDI, the Service Company and each other Shared Collateral Loan Party (other than the Ultimate Parent) (“Collateral Trademarks”) shall have been transferred (together with the associated goodwill) to and owned by a bankruptcy remote Subsidiary of each such Person, respectively, and in each case, (i) the organizational documents of such bankruptcy remote Subsidiaries (each, a “License Subsidiary”) shall provide for, and require that there at all times be, two special independent directors or members whose consent would be required for such License Subsidiary to file a petition for bankruptcy or for the transfer of any equity interests therein (other than the sale of such equity interests in a transaction permitted under the Loan Documents) and shall otherwise be in form and substance reasonably satisfactory to the Administrative Agent and the Administrative Agent shall have received and shall be reasonably satisfied with (A) a certificate of an authorized officer of the Ultimate Parent including the certificate of incorporation or formation, as applicable, for the License Subsidiaries, certified by the relevant authority of the jurisdiction of organization of such License Subsidiary, (B) a complete copy of resolutions adopted by the Governing Board of such License Subsidiary authorizing the execution, delivery and performance in accordance with their respective terms of the agreements described in clause (ii) below and (C) a long form good standing certificate of such License Subsidiary, as applicable, from its jurisdiction of organization and (ii) the License Subsidiaries shall have entered into License Agreement and (iii) except as permitted by a License Agreement, anything incidental to the ownership of the Collateral Trademarks (including filing or registering any application for or registration of all current or future Collateral Trademarks and the prosecution, maintenance, renewal or enforcement of same) shall be done solely by the Licensee Subsidiaries (or their respective selected designees).

[30]	1 To be included if applicable.
[31]	2 To be included if applicable.

(f) Other Intellectual Property Arrangements. (i) Each of the Borrower, Dex East, Dex West, RHDI, the Service Company and each other Shared Collateral Loan Party shall have entered into Master IP License Agreements substantially in the form of Exhibit J hereto and (ii) each of the Borrower, Dex East, Dex West, RHDI, the Service Company and each other Shared Collateral Loan Party (other than the Ultimate Parent) shall have delivered to each other above-referenced party and its Subsidiaries (other than License Subsidiaries) as of the Closing Date current or contingent (e.g., through an escrow arrangement reasonably satisfactory to the Administrative Agent) possession of, or access to, all the Escrow Materials in existence as of the Closing Date, to the extent the applicable owner or licensee of any Escrow Materials is not permitted by the Agent to make delivery of same to any of such other parties promptly after the Closing Date. Notwithstanding anything to the contrary contained in this Section 4.01(f), neither the Borrower, Dex East, Dex West, RHDI, the Service Company nor any other Shared Collateral Loan Party shall be deemed to have failed to satisfy this Section 4.01(f) for any inadvertent failure to deliver or place into escrow any Escrow Materials because such party was unaware of the existence of any such item, provided that (x) delivery or escrow of any such item is made promptly after identification or discovery of such item (and that such item has not been delivered or escrowed) by such party and (y) none of such other parties are damaged or prejudiced, and do not lose any material rights, due to such failure.

(g) Legal Opinions. The Administrative Agent shall have received the following executed opinions, in each case in form and substance satisfactory to the Administrative Agent: (i) the legal opinion of Fulbright & Jaworski L.L.P., counsel for the Borrower, (ii) the legal opinion of Kirkland & Ellis LLP, counsel to the Ultimate Parent and its Subsidiaries and (iii) the legal opinion of Mark W. Hianik, the general counsel of the Ultimate Parent and its Subsidiaries. The Borrower hereby requests each such counsel to deliver such opinions.

(h) Closing Documents. The Administrative Agent shall have received such customary documents and certificates for financing transactions of the type contemplated by this Agreement as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of each Loan Party and the Ultimate Parent, the authorization of the Transactions and any other legal matters relating to the Loan Parties, the Ultimate Parent, the Loan Documents, the Transactions, all in form and substance reasonably satisfactory to the Administrative Agent.

(i) Representations and Warranties; No Default. The Administrative Agent shall have received a certificate, dated the Closing Date and signed by the President, a Vice President or a Financial Officer of the Borrower and the Ultimate Parent, confirming that (i) the representations and warranties of each Loan Party set forth in the Loan Documents are true and correct in all material respects on and as of the Closing Date and (ii) at the time of and immediately after giving effect to the Transactions, no Default shall have occurred and be continuing.

(j) Fees. The Administrative Agent shall have received all fees and other amounts due and payable on or prior to the Closing Date, including, to the extent invoiced, reimbursement or payment of all reasonable out-of-pocket expenses (including reasonable invoiced fees, charges and disbursements of counsel) required to be reimbursed or paid by any Loan Party hereunder, or under any other Loan Document [or the Reorganization Plan]32.

(k) Collateral and Guarantee Requirement. Except as set forth on Schedule 1.01B, the Collateral and Guarantee Requirement shall have been satisfied and the Administrative Agent shall have received a completed Perfection Certificate dated the Closing Date and signed by an executive officer or Financial Officer of the Borrower, together with all attachments contemplated thereby, including the results of a search of the Uniform Commercial Code (or equivalent) filings made with respect to the Loan Parties in the jurisdictions contemplated by the Perfection Certificate and copies of the financing statements (or similar documents) disclosed by such search and evidence reasonably satisfactory to the Administrative Agent that the Liens indicated by such financing statements (or similar documents) are permitted by Section 6.02 or have been (or substantially simultaneously with the closing of the Transactions shall be) released; provided that the requirements of clauses (b), (d), (f), (g) and (i) (solely to the extent that clauses (g) and (i) relate to the Shared Collateral Agent or the

[32]	To be included if applicable.

Shared Collateral Security Documents) of the Collateral and Guarantee Requirement shall be deemed satisfied if all steps required to cause such requirements to be satisfied immediately upon the effectiveness of the Amendments have been taken.

(l) Insurance. The Administrative Agent shall have received evidence that the insurance required by Section 5.07 is (or substantially simultaneously with the closing of the Transactions shall be) in effect.

(m) No Other Indebtedness. After giving effect to the Transactions to be consummated on the Closing Date, the Borrower and the Subsidiaries shall have outstanding no Indebtedness or preferred Equity Interests other than (i) the Loans, (ii) the Subordinated Guarantee and (iii) the Indebtedness set forth in Schedule 6.01.

(n) Consents and Approvals; No Actions. All consents and approvals required to be obtained from any Governmental Authority or material third parties in connection with the Transactions shall have been obtained to the extent such consents or approvals are required under applicable laws or agreements or otherwise, and all applicable regulatory appeal periods shall have expired. The Administrative Agent shall have received a certificate of a Financial Officer of the Borrower and the Ultimate Parent, certifying that there is no claim, action or proceeding pending or, to the knowledge of the Borrower or the Ultimate Parent, as applicable, threatened, by any Governmental Authority to enjoin, restrain or prohibit (or by any other Person that has a reasonable likelihood of enjoining, restraining or prohibiting) the Transactions that has a reasonable likelihood of enjoining, restraining or prohibiting the Transactions, or by any Person that has a reasonable likelihood of imposing burdensome conditions on the Transactions.

(o) Flood Hazards. The Administrative Agent shall have received a completed “Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determination with respect to each Mortgaged Property (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the Borrower and each Loan Party relating thereto), and if any such Mortgaged Property is located in a special flood hazard area, evidence of flood insurance in form and amount reasonably satisfactory to the Administrative Agent.

(p) Existing Credit Agreement. The Borrower shall have timely paid current scheduled interest (at the non-default rate) on the Loans (as defined in the Existing Credit Agreement) in accordance with the Existing Credit Agreement [and, to the extent applicable, the Cash Collateral Order,]33 and shall have paid all other fees and expenses then due and payable with respect to the Existing Credit Agreement.

The Administrative Agent shall notify the Borrower and the Lenders of the Closing Date, and such notice shall be conclusive and binding.

ARTICLE V

Affirmative Covenants

Until the principal of and interest on each Loan and all fees which are due and payable hereunder shall have been paid in full, each of the Borrower and, commencing after the consummation of the Mergers and solely for purposes of Sections 5.01(a), (b) and (k), 5.12(c), 5.14, 5.15 and 5.16, the Ultimate Parent covenants and agrees with the Lenders that:

SECTION 5.01    Financial Statements and Other Information.    The Borrower will furnish to the Administrative Agent for prompt distribution to each Lender:

(a) no later than the earlier of (i) 10 days after the date that the Borrower is required to file a report on Form 10-K with the Securities and Exchange Commission in compliance with the reporting requirements of Section 13 or 15(d) of the Exchange Act (whether or not the Borrower is so subject to such reporting

[33]	To be included if applicable.

requirements), and (ii) 90 days after the end of each fiscal year of the Borrower, commencing with the fiscal year ending December 31, 2013, (A) (x) the Ultimate Parent’s audited consolidated balance sheet and related consolidated statements of operations, stockholders’ equity and cash flows as of the end of and for such year and (y) the Ultimate Parent’s audited consolidating balance sheets and related consolidating statements of operations, stockholders’ equity and cash flows as of the end of and for such year (with each such consolidating financial statement showing the standalone financial information for each of the Borrower and its consolidated Subsidiaries, Dex East and its consolidated Subsidiaries, Dex West and its consolidated Subsidiaries and RHDI and its consolidated Subsidiaries and otherwise being in form substantially similar in all material respects to the consolidating financial statements of the Ultimate Parent most recently delivered pursuant to the Dex Credit Agreements prior to the Closing Date or such other form as may be reasonably acceptable to the Administrative Agent), setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by KPMG LLP or other independent public accountants of recognized national standing (without a “going concern” or like qualification, exception or explanatory paragraph and without any qualification or exception as to the scope of such audit or other material qualification or exception; provided, that if the Ultimate Parent switches from one independent public accounting firm to another, the audit report of any such new accounting firm may contain a qualification or exception as to the scope of such consolidated or consolidating financial statements that relates to any fiscal year prior to its retention which, for the avoidance of doubt, shall have been the subject of an audit report of the previous accounting firm meeting the criteria set forth above) to the effect that such consolidated and consolidating financial statements present fairly in all material respects the financial condition and results of operations of the Ultimate Parent and its consolidated Subsidiaries on a consolidated or consolidating basis, as the case may be, in accordance with GAAP consistently applied, except for the income tax provision which reflects an allocation to each Subsidiary of the Ultimate Parent’s income tax provision prepared on a consolidated basis and (B) the Borrower’s unaudited consolidated balance sheet and related consolidated statements of operations, stockholders’ equity and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all certified by a Financial Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except for the income tax provision which reflects an allocation to the Borrower and its Subsidiaries of the Ultimate Parent’s income tax provision prepared on a consolidated basis[; provided, that detailed income statement and balance sheet information reflecting the elimination of the Borrower’s adoption of fresh-start accounting in accordance with GAAP upon effectiveness of the Reorganization Plan shall be included in (x) Management’s Discussion and Analysis or Liquidity and Capital Resources, in the case of the financial statements delivered pursuant to clause (A), and (y) Borrower’s Management’s Narrative Analysis and Results of Operations, in the case of the financial statements delivered pursuant to clause (B)];34

(b) no later than the earlier of (i) 10 days after the date that the Borrower is required to file a report on Form 10-Q with the Securities and Exchange Commission in compliance with the reporting requirements of Section 13 or 15(d) of the Exchange Act (whether or not the Borrower is so subject to such reporting requirements), and (ii) 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, commencing with the fiscal quarter ending March 31, 2013, (A) (x) the Ultimate Parent’s unaudited consolidated balance sheet and related statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year and (y) the Ultimate Parent’s unaudited consolidating balance sheets and related consolidating statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year (with each such consolidating financial statement showing the standalone financial information for each of the Borrower and its consolidated Subsidiaries, Dex East and its consolidated Subsidiaries, Dex West and its consolidated Subsidiaries and RHDI and its consolidated Subsidiaries and otherwise being in form substantially similar in all material respects to the consolidating financial

[34]	To be included if applicable.

statements of the Ultimate Parent most recently delivered pursuant to the Dex Credit Agreements prior to the Closing Date or such other form as may be reasonably acceptable to the Administrative Agent), setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Financial Officer of the Ultimate Parent as presenting fairly in all material respects the financial condition and results of operations of the Ultimate Parent and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except for the income tax provision which reflects an allocation to each Subsidiary of the Ultimate Parent’s income tax provision prepared on a consolidated basis, subject to normal year-end audit adjustments and the absence of footnotes and (B) the Borrower’s unaudited consolidated balance sheet and related consolidated statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Financial Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except for the income tax provision which reflects an allocation to the Borrower and its Subsidiaries of the Ultimate Parent’s income tax provision prepared on a consolidated basis, subject to normal year-end audit adjustments and the absence of footnotes[;provided, that detailed income statement and balance sheet information reflecting the elimination of the Borrower’s adoption of fresh-start accounting in accordance with GAAP upon effectiveness of the Reorganization Plan shall be included in (x) Management’s Discussion and Analysis or Liquidity and Capital Resources, in the case of the financial statements delivered pursuant to clause (A), and (y) Borrower’s Management’s Narrative Analysis and Results of Operations, in the case of the financial statements delivered pursuant to clause (B)];35

(c) after consummation of the Mergers, concurrently with any delivery of financial statements under clause (a)(B) or (b)(B) above, the corresponding financial statements with respect to Dex East, Dex West and RHDI that are required to be delivered by Dex East, Dex West and RHDI under the Dex East Credit Agreement, the Dex West Credit Agreement, and the RHDI Credit Agreement, respectively;

(d) [within 20 days after the end of each month, (i) consolidated and consolidating financial statements for the Debtors as of the end of the preceding month, and (ii) a monthly statement showing revenue pacings for the preceding month, with comparisons to those results from the preceding monthly statement delivered pursuant to this paragraph (d);]36

(e) concurrently with any delivery of financial statements under clause (a) or (b) above, a certificate of a Financial Officer of the Borrower (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations demonstrating compliance with each of the Financial Covenants, (iii) identifying any Permitted Acquisition that has been consummated since the end of the immediately preceding fiscal quarter, (iv) identifying any prepayment events of the type set forth in Section 2.06(b), Ultimate Parent Equity Issuances or Ultimate Parent Asset Dispositions that have occurred since the end of the previous fiscal quarter and setting forth a reasonably detailed calculation of the Net Proceeds received from any such prepayment events, Ultimate Parent Equity Issuances or Ultimate Parent Asset Dispositions, (v) identifying any Services Assets (as defined in the Shared Services Agreement) (but with respect to Services Assets that constitute Intellectual Property, solely Intellectual Property that has been registered or patented or the registration of which has been applied for) contributed by the Borrower and its Subsidiaries to the Service Company during the immediately preceding fiscal quarter, and a reasonably detailed description of such Services Assets and the value thereof, (vi) attaching a schedule setting forth a computation (and any utilization by the Borrower) of Available Cash, Borrower’s Discounted

[35]	To be included if applicable.
[36]	To be included if applicable.

Prepayment Portion of Available Cash and Borrower’s Discretionary Portion of Available Cash as of the end of the period covered by such financial statements and (vii) setting forth (A) a reporting sales metric (which will serve as the leading indicator of reported print and digital revenues), (B) print and digital revenue and a gross margin amount for each of such reported revenue amounts and (C) statements of cash flow from operations (with a reconciliation of net income to operating cash flow from operations and financing activities (including capital expenditures)), in each case under this clause (vii) for such fiscal quarter or fiscal year, as applicable, ended as of the period to which such certificate relates;

(f) within 90 days after the commencement of each fiscal year of the Borrower, a detailed consolidated budget for such fiscal year (including a projected consolidated balance sheet and related statements of projected income and cash flow as of the end of and for such fiscal year and setting forth the assumptions used for purposes of preparing such budget) and, promptly when available, any material significant revisions of such budget;

(g) promptly after the same become publicly available, copies of all periodic reports, proxy statements and registration statements filed by the Borrower or any Subsidiary with the Securities and Exchange Commission, or any Governmental Authority succeeding to any or all of the functions of said Commission, or with any national securities exchange, or any other materials distributed by the Ultimate Parent to its shareholders generally;

(h) promptly following receipt thereof, copies of any documents described in Sections 101(k) or 101(l) of ERISA that any Loan Party or any ERISA Affiliate may request with respect to any Multiemployer Plan; provided, that if the Loan Parties or any of their ERISA Affiliates have not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan then, upon reasonable request of the Administrative Agent, the Loan Parties and/or their ERISA Affiliates shall promptly make a request for such documents or notices from such administrator or sponsor and the Borrower shall provide copies of such documents and notices to the Administrative Agent (on behalf of each requesting Lender) promptly after receipt thereof; provided, further, that the rights granted to the Administrative Agent in this section shall not be exercised more than once during a 12-month period;

(i) promptly following any written request therefor, such other information regarding the operations, business affairs and financial condition of the Borrower or any Subsidiary, or compliance with the terms of any Loan Document, as the Administrative Agent (including on behalf of any Lender) may reasonably request;

(j) concurrently with any delivery of financial statements and related information by any Loan Party to any debtholder of Dex Digital, RHDC or of any Newco not otherwise required to be delivered hereunder, copies of such financial statements and related information;

(k) no later than five Business Days prior to the effectiveness thereof, copies of substantially final drafts of any proposed material amendment, supplement, waiver or other modification with respect to the Dex East Credit Agreement, Dex West Credit Agreement, the RHDI Credit Agreement, the Shared Services Agreement, the Tax Sharing Agreement, the Subordinated Guarantee Agreement, any Master IP License Agreement, any License Agreement, any escrow arrangement with respect to the Escrow Materials entered into pursuant to this Agreement, the Restructuring Notes or any Additional Notes; and

(l) (i) promptly following receipt thereof, any notice of changes of allocation percentages that any SuperMedia Loan Party shall receive pursuant to the Shared Services Agreement and (ii) concurrently with any delivery of financial statements under clause (a) or (b) above, a statement of changes in the intercompany balances of the Loan Parties with the Service Company in substantially the form delivered pursuant to the Dex Credit Agreements prior to the Closing Date.

Any financial statement or other information required to be delivered pursuant to this Section 5.01 shall be deemed to have been delivered on the date on which such information is posted on the Ultimate Parent or the Borrower’s website on the Internet or by the Administrative Agent on an IntraLinks or similar site to which Lenders have been granted access or shall be available on the SEC’s website on the Internet at www.sec.gov; provided that if the Ultimate Parent or the Borrower elect to post any financial statement or other information on its respective website, the Borrower shall concurrently deliver to the Administrative Agent paper copies of any such financial statement or other information. Notwithstanding anything contained herein, in every instance the Borrower shall be required to provide paper copies of any certificate required by Section 5.01(b) or (e) to the Administrative Agent. If any financial statement or other information required to be delivered under this Agreement shall be required to be delivered on any date that is not a Business Day, such information may be delivered to the Administrative Agent on the next succeeding Business Day after such date.

SECTION 5.02    Notices of Material Events.    The Borrower will furnish to the Administrative Agent for prompt further distribution to each Lender written notice of the following promptly after any Responsible Officer obtains actual knowledge thereof:

(a) the occurrence of any Default;

(b) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Ultimate Parent, the Borrower or any Affiliate thereof that would reasonably be expected to result in a Material Adverse Effect;

(c) the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, would reasonably be expected to result in a Material Adverse Effect;

(d) the occurrence, with respect to any Foreign Benefit Arrangement or Foreign Plan of an event that, alone or together with any other events with respect to any Foreign Benefit Arrangement or Foreign Plan that have occurred, would reasonably be expected to result in a Material Adverse Effect; and

(e) any other development that would be materially likely, in the reasonable judgment of the Borrower, to result in a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of a Responsible Officer setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 5.03    Information Regarding Collateral.    The Borrower will furnish to the Administrative Agent prompt written notice of any change (a) in any SuperMedia Loan Party’s legal name, as reflected in its organization documents, (b) in any SuperMedia Loan Party’s jurisdiction of organization or form of organization and (c) in any SuperMedia Loan Party’s identity, Federal Taxpayer Identification Number or organization number, if any, assigned by the jurisdiction of its organization. Not later than 30 Business Days after any change referred to in clauses (a) through (c) of the preceding sentence the Borrower shall confirm in writing to the Administrative Agent that (i) all filings have been made under the Uniform Commercial Code or otherwise that are required in order for the Agent to continue at all times following such change to have a valid, legal and perfected security interest in any Collateral affected by such change for the benefit of the Secured Parties to the extent required by the Collateral Agreements or (ii) that the Borrower has provided to the Administrative Agent all information required for the Collateral Agent to make such filings.

SECTION 5.04    Existence; Conduct of Business.    The Borrower will, and will cause each of its Subsidiaries to, do or cause to be done all things reasonably necessary to preserve, renew and keep in full force and effect (i) its legal existence and (ii) the rights, contracts, licenses, permits, privileges, franchises, patents, copyrights, trademarks and trade names material to the conduct of its business, except, in the case of this clause (ii), where the failure to do so would not reasonably be expected to have a Material Adverse Effect;

provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 6.03 or any sale of assets permitted under Section 6.05.

SECTION 5.05    Payment of Obligations.    The Borrower will, and will cause each of its Subsidiaries to, pay, discharge or otherwise satisfy its Taxes and other material governmental charges or levies imposed upon it or upon its income or profits or in respect of its property before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings and (b) the Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP.

SECTION 5.06    Maintenance of Properties.    Except as permitted by Section 6.05, the Borrower will, and will cause each of its Subsidiaries to, keep and maintain all property (other than Intellectual Property) necessary to the conduct of its business in good working order and condition, ordinary wear and tear, damage caused by casualty and condemnation excepted, except where the failure to take such actions would not reasonably be expected to have a Material Adverse Effect. The Borrower will, and will cause each of its Subsidiaries to, subject to its and their reasonable business judgment, take all actions to maintain all registrations and applications with respect to material Intellectual Property owned by any of them.

SECTION 5.07    Insurance.    The Borrower will, and will cause each of its Subsidiaries to, maintain, with financially sound and reputable insurance companies or with Verizon or any of its Affiliates, insurance in such amounts (after giving effect to any self-insurance) and against such risks as are, in the Borrower’s good faith judgment, customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations.

SECTION 5.08    Casualty and Condemnation.    The Borrower will furnish to the Administrative Agent prompt written notice of any casualty or other damage to any Collateral of the SuperMedia Loan Parties with a Fair Market Value of more than $5,000,000 or the commencement of any action or proceeding for the taking of any Collateral of the SuperMedia Loan Parties or any material part thereof or material interest therein under power of eminent domain or by condemnation or similar proceeding.

SECTION 5.09    Books and Records; Inspection and Audit Rights.    The Borrower will, and will cause each of its Subsidiaries to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities to the extent necessary to permit the preparation of financial statements in accordance with GAAP. The Borrower will, and will cause each of its Subsidiaries to, permit any representatives designated by the Administrative Agent or any Lender, upon not fewer than five Business Days’ prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its appropriate representatives and, with the opportunity for representatives of the Borrower to be present, independent accountants, all at such reasonable times and as often as reasonably requested, provided that (a) the Lenders will coordinate any visits through the Administrative Agent and (b) at times when no Default is continuing, the Borrower shall not be required to pay for more than two visits per year by the Administrative Agent or its representatives, or two visits per year by the Lenders or their respective representatives.

SECTION 5.10    Compliance with Laws.    The Borrower will, and will cause each of its Subsidiaries to, comply in all material respects with all laws, rules, regulations, including Environmental Laws, and orders of any Governmental Authority applicable to it, its operations or its property, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.11    Additional Subsidiaries.    If any additional Subsidiary of the SuperMedia Loan Parties (other than an Excluded Subsidiary) is formed or acquired after the Closing Date, the Borrower will, within 10 Business Days (or such longer period as may be acceptable to the Collateral Agent) after such Subsidiary is formed or acquired, notify the Administrative Agent thereof and cause the Collateral and Guarantee Requirement to be satisfied with respect to such Subsidiary and with respect to any Equity Interest in or Indebtedness of such Subsidiary owned by or on behalf of any SuperMedia Loan Party.

SECTION 5.12    Further Assurances.    (a) The Borrower will, and will cause each Subsidiary Loan Party to, execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, Mortgages and other documents), that may be required under any applicable law, or that the Administrative Agent or the Required Lenders may reasonably request, to cause all provisions of the Collateral and Guarantee Requirement applicable to the SuperMedia Loan Parties to be and remain satisfied, all at the expense of the SuperMedia Loan Parties; provided that such provisions of the Collateral and Guarantee Requirement need not be satisfied with respect to (i) real properties owned by the Borrower or any Subsidiary Loan Party with an individual Fair Market Value (including fixtures and improvements) that is less than $1,000,000 and (ii) any real property held by the Borrower or any Subsidiary Loan Party as a lessee under a lease. The Borrower also agrees to provide to the Administrative Agent, from time to time upon reasonable request, evidence reasonably satisfactory to the Administrative Agent as to the perfection and priority of the Liens created or intended to be created by the Security Documents.

(b) If any Specified Asset that has an individual Fair Market Value of more than $1,000,000 is acquired by the Borrower or any Subsidiary Loan Party after the Closing Date or owned by an entity at the time it becomes a Subsidiary Loan Party, the Borrower will notify the Administrative Agent thereof (and the Administrative Agent shall notify the Lenders thereof), and, if requested by the Administrative Agent or the Required Lenders, the Borrower will cause the Collateral and Guarantee Requirement to be satisfied with respect to such asset.

(c) Subject to the Intercreditor Agreement, the Ultimate Parent shall cause all provisions of the Collateral and Guarantee Requirement applicable to the Shared Collateral Loan Parties to be satisfied, including by causing, as applicable, (i) each Newco Subordinated Guarantor to execute a Newco Subordinated Guarantee as described in clause (e) of the definition of “Collateral and Guarantee Requirement” and (ii) each Newco Senior Guarantor to execute a supplement to the Shared Guarantee and Collateral Agreement as required thereunder; provided, that such provisions of the Collateral and Guarantee Requirement need not be satisfied with respect to (i) real properties owned by the Service Company or any Newco that becomes a Shared Collateral Loan Party after the Closing Date with an individual Fair Market Value (including fixtures and improvements) that is less than $10,000,000 and (ii) any real property held by the Service Company or any Newco that becomes a Shared Collateral Loan Party after the Closing Date as a lessee under a lease.

SECTION 5.13    Account Control Agreements.    As promptly as possible and in any event within 30 days following the Closing Date (or such later date as is satisfactory to the Administrative Agent in its sole discretion), each SuperMedia Loan Party shall execute and deliver to the Administrative Agent account control agreements with respect to deposit accounts of the SuperMedia Loan Parties containing at least 90% of the aggregate consolidated cash and Permitted Investments of the SuperMedia Loan Parties pursuant to which a first priority perfected security interest shall be created in favor of the Administrative Agent in such deposit accounts and all amounts on deposit therein. Thereafter, the SuperMedia Loan Parties shall cause at least 90% of the aggregate cash and Permitted Investments of the SuperMedia Loan Parties to be held in deposit accounts which are subject to such control agreements. Each such account control agreement shall be in form and substance reasonably satisfactory to the Administrative Agent.

SECTION 5.14    Credit Ratings.    Each of the Ultimate Parent and the Borrower will use its commercially reasonable efforts to maintain at all times monitored public ratings of the Loans by Moody’s and S&P and a corporate family rating for each of the Ultimate Parent and the Borrower from Moody’s and a corporate issuer rating for each of the Ultimate Parent and the Borrower from S&P.

SECTION 5.15    Intellectual Property.    Each of the Borrower, Dex East, Dex West, RHDI, the Service Company and each other Shared Collateral Loan Party (other than the Ultimate Parent) shall deliver to each other, following the Closing Date, current or contingent (e.g., through an escrow arrangement reasonably satisfactory to the Administrative Agent) possession of, or access to, all future Escrow Materials that were not Escrow Materials as of the Closing Date and material updates on an ongoing basis to Escrow Materials in existence as of the Closing Date, in each case,, within a reasonable period of time following such Escrow Materials becoming owned, licensed or updated, as applicable, by Borrower, Dex East, Dex West, RHDI, the Service Company or another Shared Collateral Loan Party (other than the Ultimate Parent), as applicable. Notwithstanding anything to the contrary contained in this Section 5.15, neither Borrower, Dex East, Dex West, RHDI, the Service Company nor any other Shared Collateral Loan Party shall be deemed to have failed to satisfy this Section 5.15 for any inadvertent failure to deliver or place into escrow any Escrow Materials because such party was unaware of the existence of any such item, provided that (x) delivery or escrow of any such item is made within a reasonable period of time after identification or discovery of such item (and that such item has not been delivered or escrowed) by such party and (y) none of such other parties are materially damaged or prejudiced, and do not lose any material rights, due to such failure.

SECTION 5.16    Independent Director.    Each of the Ultimate Parent and the Borrower shall cause the Governing Board of each License Subsidiary of the Shared Collateral Loan Parties to include at least two special, independent directors or members (or equivalent thereof), pursuant to documentation reasonably satisfactory to the Administrative Agent, whose consent shall be required for (i) any filing of a petition for bankruptcy by the relevant License Subsidiary, (ii) the transfer of any membership or other equity interests therein (other than the sale or other transfer of such membership or equity interests in a transaction permitted under the Loan Documents) and (iii) encumbering any asset owned by such License Subsidiary with a real property mortgage or deed of trust, as applicable, or a security agreement, pledge agreement or any similar agreement creating a Lien in respect thereof, except as permitted under the Loan Documents (including as a result of any consent, amendment, waiver or other modification obtained in accordance with the terms of the Loan Documents).

ARTICLE VI

Negative Covenants

Until the principal of and interest on each Loan and all fees which are due and payable hereunder have been paid in full, each of (x) the Borrower and (y) commencing after the consummation of the Mergers and solely for purposes of Sections 6.12(b), 6.15, 6.16 and 6.17, the Ultimate Parent, covenants and agrees with the Lenders that:

SECTION 6.01    Indebtedness; Certain Equity Securities.    (a) The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Indebtedness, except:

(i) Indebtedness created under the Loan Documents;

(ii) Indebtedness existing on the Closing Date set forth in Schedule 6.01;

(iii) Indebtedness of the Borrower to any Subsidiary and of any Subsidiary to the Borrower or any other Subsidiary; provided that Indebtedness of any Subsidiary that is not a Loan Party to the Borrower or any Subsidiary Loan Party shall be subject to Section 6.04;

(iv) Guarantees by the Borrower of Indebtedness of any Subsidiary and by any Subsidiary of Indebtedness of the Borrower or any other Subsidiary; provided that Guarantees by the Borrower or any Subsidiary Loan Party of Indebtedness of any Subsidiary that is not a Loan Party shall be subject to Section 6.04;

(v) Indebtedness incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof; provided that (1) such Indebtedness is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement and (2) the aggregate principal amount of Capital Lease Obligations and Indebtedness incurred pursuant to this clause (v), when added to the aggregate principal amount of Sale and Leaseback Indebtedness incurred pursuant to Section 6.06 and the aggregate principal amount of Indebtedness and Attributable Debt of the Service Company described in Section 6.16(d)(i) allocated to the Borrower and its Subsidiaries pursuant to the Shared Services Agreement, shall not exceed $15,000,000 at any time outstanding;

(vi) Indebtedness of any Person that becomes a Subsidiary after the Closing Date; provided that (A) such Indebtedness exists at the time such Person becomes a Subsidiary and is not created in contemplation of or in connection with such Person becoming a Subsidiary, (B) such Indebtedness does not prevent the Collateral and Guarantee Requirement from being fully satisfied with respect to any such Subsidiary that is required to become a Subsidiary Loan Party, (C) the Borrower is in Pro Forma Compliance after giving effect to the acquisition of such Subsidiary and (D) the aggregate principal amount of Indebtedness incurred pursuant to this clause (vi) shall not exceed $20,000,000 at any time outstanding;

(vii) Indebtedness of the Borrower or any Subsidiary in respect of letters of credit obtained in the ordinary course of business so long as the aggregate amount of the reimbursement obligations (contingent or otherwise) in respect thereof is expressly limited to a face amount at any time outstanding not to exceed $15,000,000;

(viii) Indebtedness of the Borrower or any Subsidiary in respect of performance bonds, bid bonds, appeal bonds, surety bonds, performance and completion guarantees and similar obligations (other than in respect of Indebtedness for borrowed money);

(ix) Indebtedness in respect of Swap Agreements permitted by Section 6.07;

(x) Indebtedness of the Borrower or any Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its incurrence;

(xi) Indebtedness that constitutes an Investment permitted under Section 6.04;

(xii) Indebtedness of Foreign Subsidiaries in an aggregate principal amount at any time outstanding not exceeding $5,000,000;

(xiii) Indebtedness incurred by the Borrower or any Subsidiary representing deferred compensation to employees of the Borrower or any Subsidiary incurred in the ordinary course of business;

(xiv) Indebtedness consisting of promissory notes issued by the Borrower or any Subsidiary to future, present or former directors, officers, members of management, employees or consultants of the Borrower or any of its Subsidiaries or their respective estates, heirs, family members, spouses or former spouses to finance the purchase or redemption of Equity Interests in the Borrower as permitted by Section 6.08(a)(iii);

(xv) Indebtedness incurred by the Borrower or any Subsidiary in connection with any Permitted Acquisition consisting of obligations in respect of indemnification, the adjustment of the purchase price or similar adjustments;

(xvi) Indebtedness consisting of obligations of the Borrower or any Subsidiary under deferred compensation or other similar arrangements incurred by such Person in connection with Permitted Acquisitions;

(xvii) Indebtedness incurred by Borrower or any Subsidiary in respect of netting services, overdraft protections and similar arrangements, in each case in connection with cash management and deposit accounts;

(xviii) Indebtedness consisting of (A) the financing of insurance premiums or (B) take-or-pay obligations of the Borrower or any Subsidiary contained in supply arrangements, in each case, in the ordinary course of business;

(xix) Refinancing Indebtedness of the Borrower or any Subsidiary incurred in exchange for, or the Net Proceeds of which are used to refund, refinance or replace Indebtedness (other than Indebtedness of the Borrower to any Subsidiary or of any Subsidiary to the Borrower or any other Subsidiary) that was permitted to be incurred under clause (ii), (v), (vi) or (xix) of this Section 6.01(a);

(xx) Permitted Subordinated Indebtedness, without any limitation as to amount, so long as (other than with respect to the Subordinated Guarantee) the Borrower and the Subsidiaries are in Pro Forma Compliance;

(xxi) other Indebtedness of the Borrower or any Subsidiary (other than Indebtedness of the Borrower or a Subsidiary to any Affiliate of the Borrower (other than a Subsidiary of the Borrower)), in an aggregate principal amount at any time outstanding pursuant to this clause (xxi) not in excess of $30,000,000;

(xxii) unsecured Indebtedness and Attributable Debt owing to the Service Company incurred pursuant to the Shared Services Transactions; and

(xxiii) all premium (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described above.

(b) The Borrower will not, nor will it permit any Subsidiary to, issue any Disqualified Stock.

SECTION 6.02    Liens.    The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(a) Liens created under the Loan Documents;

(b) Permitted Encumbrances;

(c) any Lien existing on the Closing Date and set forth in Schedule 6.02 on any property or asset of the Borrower or any Subsidiary; provided that (A) such Lien shall not apply to any other property or asset of the Borrower or any Subsidiary (other than proceeds) and (B) such Lien shall secure only those obligations which it secures on the Closing Date and extensions, renewals, refinancings and replacements thereof that do not increase the outstanding principal amount thereof (other than by an amount not in excess of accrued interest thereon and fees and expenses, including premium and defeasance costs, associated therewith);

(d) any Lien existing on any property or asset prior to the acquisition thereof by the Borrower or any Subsidiary or existing on any property or asset of any Person that becomes a Subsidiary after the Closing Date prior to the time such Person becomes a Subsidiary; provided that (A) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (B) such Lien shall not apply to any other property or assets of the Borrower or any Subsidiary (other than proceeds), (C) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be, and extensions, renewals, refinancings and replacements thereof that do not increase the outstanding principal amount thereof (other than by an amount not in excess of accrued interest and fees and expenses, including premium and defeasance costs, associated therewith) and (D) the aggregate principal amount of the obligations secured pursuant to this clause (d) shall not exceed $20,000,000 at any time outstanding;

(e) Liens on fixed or capital assets acquired, constructed or improved by the Borrower or any Subsidiary (including any such assets made the subject of a Capital Lease Obligation); provided that (A) such Liens secure Indebtedness permitted by clause (v) of Section 6.01(a), (B) such Liens and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement, (C) the Indebtedness secured thereby does not exceed the cost of acquiring, constructing or improving such fixed or capital assets and (D) such Liens shall not apply to any other property or assets of the Borrower or any Subsidiary (other than proceeds);

(f) Liens on property of any Foreign Subsidiary securing Indebtedness of such Foreign Subsidiary (or Guarantees of such Indebtedness), in each case to the extent permitted under Section 6.01(a);

(g) Liens in favor of the Borrower or any Subsidiary Loan Party;

(h) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Borrower or any Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower or any Subsidiaries, (iii) relating to purchase orders and other agreements entered into with customers of the Borrower or any Subsidiary in the ordinary course of business or (iv) arising under or pursuant to banking relationships;

(i) Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of set-off or similar rights;

(j) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods, in each case entered into in the ordinary course of business;

(k) Liens securing Refinancing Indebtedness; provided that such Liens do not extend to any property or assets other than the property or assets (and proceeds thereof) that secure the Indebtedness being refinanced;

(l) Liens (i) attaching to advances to a seller of any property to be acquired, (ii) consisting of an agreement to dispose of property and (iii) on cash earnest money deposits in connection with Investments permitted under Section 6.04;

(m) Liens on insurance policies and the proceeds thereof granted in the ordinary course to secure the financing of insurance premiums with respect thereto;

(n) any sale or assignment of accounts receivable permitted by Section 6.05(d);

(o) licenses, sublicenses, leases or subleases granted to third Persons in the ordinary course of business of the Borrower or any of its Subsidiaries;

(p) precautionary UCC financing statements in respect of operating leases permitted by this Agreement;

(q) any interest or title of a licensor, lessor, sublicensor or sublessor under any license or lease permitted by this Agreement;

(r) Liens arising under Environmental Laws which (i) are being contested in good faith and by appropriate proceedings for which adequate reserves have been established in accordance with GAAP or (ii) arise by operation of law (and not as a result of any grant or consent by the Borrower or any Subsidiary) to secure performance by the Borrower or its Subsidiaries of remediation activity, so long as the Borrower and its Subsidiaries are in compliance with all material requirements applicable to such remediation activity;

(s) in the case of Equity Interests issued by a joint venture or a non-Wholly Owned Subsidiary, any call or similar right in the nature of a right of first offer or a first refusal right of a third party that is also an investor in such joint venture or Subsidiary and, in the case of Equity Interests issued by a joint venture or Subsidiary, any call or similar right on any nominee, trust or directors’ qualifying shares or similar arrangements designed to satisfy requirements of applicable local laws

(t) cash collateral securing reimbursement obligations in respect of letters of credit described in Section 6.01(a)(vii);

(u) Liens in the nature of non-exclusive licenses of Intellectual Property granted to or in favor of another Company pursuant to the Directory Consolidation Project; and

(v) Liens not otherwise permitted by this Section 6.02 securing obligations and Indebtedness in an aggregate amount not in excess of $10,000,000 at any time outstanding;

provided that notwithstanding the foregoing, no consensual Liens shall exist on Pledged Equity Interests that constitute Collateral other than pursuant to clauses (a) or (s) above.

SECTION 6.03    Fundamental Changes.    (a) The Borrower will not, nor will it permit any Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing, (i) any Person may merge into the Borrower in a transaction in which the Borrower is the surviving corporation, (ii) subject to Section 6.17, any Person may merge into any other Subsidiary in a transaction in which the surviving entity is (or upon consummation of such merger becomes a Subsidiary in accordance with the terms of this Agreement) a Subsidiary and, if any party to such merger is a Subsidiary Loan Party, a Subsidiary Loan Party, (iii) any Subsidiary may merge or consolidate with any other Person in order to effect a Permitted Acquisition and (iv) any Subsidiary may liquidate or dissolve if the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and is not materially disadvantageous to the Lenders; provided that (x) any such merger involving a Person that is not a Wholly Owned Subsidiary immediately prior to such merger shall not be permitted unless also permitted by Section 6.04 and (y) any such liquidation or dissolution involving a Subsidiary that is a License Subsidiary shall not be permitted unless such License Subsidiary conveys, leases, sells, transfers or otherwise disposes of, in one transaction or series of transactions, all or substantially all of its business or property, whether now or hereafter acquired, to a License Subsidiary.

(b) The Borrower will not, and will not permit any of its Subsidiaries to, engage to any material extent in any business other than a Permitted Business.

(c) Notwithstanding anything to the contrary contained herein, this Section 6.03 shall not prohibit [the SuperMedia Merger] [the “Restructuring Transactions” as defined in the Reorganization Plan.]37

SECTION 6.04    Investments, Loans, Advances, Guarantees and Acquisitions.    The Borrower will not, and will not permit any of its Subsidiaries to, make, purchase, hold or acquire (including pursuant to any merger with any Person that was not a Wholly Owned Subsidiary prior to such merger) any Investment, except:

(a) Permitted Investments;

(b) Investments existing on the Closing Date or made pursuant to binding commitments in effect on the Closing Date and, in each case, set forth on Schedule 6.04;

(c) Investments by the Borrower in any Subsidiary and made by any Subsidiary in the Borrower or any Subsidiary; provided that the aggregate amount of Investments made after the Closing Date by SuperMedia Loan Parties in Subsidiaries that are not SuperMedia Loan Parties shall not exceed $10,000,000 during the term of this Agreement;

[37]	To be included if applicable.

(d) Guarantees constituting Indebtedness permitted by Section 6.01; provided that the aggregate principal amount of Indebtedness of Subsidiaries that are not SuperMedia Loan Parties that is Guaranteed by any SuperMedia Loan Party shall be subject to the limitation set forth in clause (c) above;

(e) Guarantees made in the ordinary course of business by the Borrower or any Subsidiary of obligations other than Indebtedness of any Excluded Subsidiary, provided that the funding of any such guarantees by the Borrower or any Subsidiary Loan Party shall be deemed to constitute an Investment subject to Section 6.04(c) unless reimbursed by such Excluded Subsidiary;

(f) Permitted Acquisitions (other than Permitted Acquisitions involving the purchase or other acquisition of assets from Affiliates that are not Subsidiaries of the Borrower), including any cash earnest money deposits required in connection therewith;

(g) Investments (including debt obligations and equity securities) acquired (i) in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business or (ii) as a result of a foreclosure by the Borrower or any Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(h) extensions of trade credit in the ordinary course of business;

(i) Investments received in connection with the sale, transfer, lease or other disposition of any asset permitted by Section 6.05;

(j) Swap Agreements entered into in compliance with Section 6.07;

(k) loans and advances by the Borrower and any of its Subsidiaries to their employees, officers, members of management, consultants, agents, customers or suppliers (i) in connection with relocation expenses and (ii) for other purposes in an aggregate amount at any time outstanding not in excess of $2,500,000;

(l) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(m) commission, payroll, travel and similar advances to officers and employees to cover matters that are expected at the time of such advances ultimately to be treated as expenses of the Borrower or any Subsidiary in accordance with GAAP;

(n) Investments in the ordinary course of business consisting of the licensing or acquisition of, or investment in, intellectual property pursuant to joint marketing arrangements with other Persons;

(o) Investments of any Person existing at the time such Person becomes a Subsidiary or consolidates or merges with the Borrower or any Subsidiary (including in connection with a Permitted Acquisition) so long as such Investments were not made in contemplation of such Person becoming a Subsidiary or of such consolidation or merger;

(p) Investments resulting from pledges or deposits described in clause (c) or (d) of the definition of “Permitted Encumbrance”;

(q) Investments in the ordinary course consisting of endorsements of collection or deposit;

(r) advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Borrower or any of its Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(s) Investments arising from any transaction permitted by Section 6.08;

(t) Investments arising or deemed to arise from the payment, repayment, prepayment, acquisition, purchase or repurchase of any part of the Loans pursuant to any provision of Article II of this Agreement;

(u) so long as (i) no Event of Default has occurred and is continuing or would result therefrom, (ii) no portion of the proceeds of any such Investment is used, directly or indirectly, to purchase or repurchase, or finance the purchase or repurchase, of any Restructuring Notes, Additional Notes or any other Indebtedness of any Affiliate (and the terms of any Investment shall not permit any such purchase or repurchase by the Person in which such Investment is made while such Investment is outstanding) and (iii) no such Investment is made in any Person that is an Affiliate of the Borrower (other than the Borrower and its Subsidiaries) other than Investments that result in a purchase of assets by a Newco Senior Guarantor or the Service Company in connection with equivalent Investments by each of Dex East, Dex West and RHDI, additional Investments in any Person in an aggregate amount not to exceed $20,000,000, net of the aggregate amount of cash received by the Borrower or any Subsidiary from any such Investment as a repayment of principal or a return of capital; provided, that any Investment made pursuant to this clause (u) in any Person that is not a SuperMedia Loan Party at the time such Investment is made may, if such Person thereafter becomes a SuperMedia Loan Party, from and after such date, be deemed to have been made pursuant to clause (c) or (d) of this Section, as the case may be, and not pursuant to this clause (u);

(v) Investments in connection with the Shared Services Transactions;

(w) advances or payments made by the Borrower or any Subsidiary to (x) the License Subsidiaries of the Borrower or (y) any other Person, in each case for the purpose of (i) filing, prosecuting, registering, renewing, enforcing or maintaining any Intellectual Property applications or registrations owned by such License Subsidiaries and (ii) satisfying all other liabilities related to, in connection with or incidental to (x) the maintenance of the existence of such License Subsidiaries and (y) activities of such License Subsidiaries permitted under this Agreement (including, without limitation, reimbursement for directors and officers fees and compensation) and under the organizational documents of such License Subsidiaries;

(x) the licensing or sublicensing (other than exclusive licenses or sublicenses) of Intellectual Property in the ordinary course of business in a manner that does not, and could not reasonably be expected to, materially interfere with the business of the Borrower and its Subsidiaries; and

(y) the acquisitions or transfers in connection with the Directory Consolidation Project.

SECTION 6.05    Asset Sales.    The Borrower will not, and will not permit any of its Subsidiaries to, sell, transfer, lease or otherwise dispose of any asset, including any Equity Interest owned by it, nor will the Borrower permit any of its Subsidiaries to issue any additional Equity Interest in such Subsidiary (other than issuing directors’ qualifying shares and other than issuing Equity Interests to the Borrower or a Subsidiary), except:

(a) sales, transfers, leases and other dispositions of (x) any property (including inventory), (y) used, surplus, obsolete or worn-out equipment and (z) Permitted Investments, in each case in the ordinary course of business;

(b) sales, transfers, leases and other dispositions to the Borrower or a Subsidiary; provided that any such sales, transfers or dispositions involving a Subsidiary that is not a Loan Party shall be made in compliance with Section 6.09;

(c) leases or subleases of property, and licenses or sublicenses of intellectual property, in each case entered into in the ordinary course of business and which do not, and would not reasonably be expected to, materially interfere with the business of the Borrower and its Subsidiaries taken as a whole;

(d) dispositions or write-downs of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business or bankruptcy or similar proceedings;

(e) sales, transfers, leases and other dispositions permitted by Sections 6.03 and 6.08 and Liens permitted under Section 6.02;

(f) sales, transfers, leases and other dispositions of property constituting Investments permitted under Section 6.04(g);

(g) dispositions resulting from any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any property or asset of the Borrower or any Subsidiary;

(h) voluntary terminations of Swap Agreements;

(i) sales, leases, transfers, licenses or other dispositions identified on Schedule 6.05;

(j) Sale and Leaseback Transactions permitted by Section 6.06;

(k) sales, transfers, leases and other dispositions of assets that are not permitted by any other clause of this Section; provided that the aggregate Fair Market Value of all assets sold, transferred or otherwise disposed of in reliance on this clause (k) shall not exceed $50,000,000; provided, further, that such sale, transfer, lease or other disposition of assets is not made to an Affiliate of the Borrower (other than the Borrower or a Subsidiary);

(l) sales, transfers and other dispositions pursuant to the Shared Services Transactions;

(m) the licensing or sublicensing (other than exclusive licenses or sublicenses) of Intellectual Property in the ordinary course of business in a manner that does not, and could not reasonably be expected to, materially interfere with the business of the Borrower and its Subsidiaries; and

(n) the sales, transfers or other dispositions in connection with the Directory Consolidation Project.38 provided that, notwithstanding the foregoing, (i) Equity Interests of any Wholly Owned Subsidiary may not be sold, transferred, leased or otherwise disposed of unless 100% of such Equity Interests are being sold, transferred, leased or otherwise disposed of pursuant to a transaction permitted by Section 6.03 or 6.05(k) and (ii) any sales, transfers, leases and other dispositions permitted by clause (i), (j), or (k) of this Section 6.05 shall be made (x) for Fair Market Value and (y) for at least 75% Cash Consideration.

SECTION 6.06    Sale and Leaseback Transactions.    The Borrower will not, and will not permit any of its Subsidiaries to, enter into any arrangement, directly or indirectly, whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property sold or transferred (any such transaction, a “Sale and Leaseback Transaction”), except (a) pursuant to

[38]	Schedule 1.01A to provide that the profits of the consolidated directories will be shared among the contributing companies in a manner reasonably acceptable to the admin agent taking into account the respective revenues of the directories that are combined, the costs of achieving the combination and the ongoing operating costs of the combination.

the Shared Services Transactions or (b) for Sale and Leaseback Transactions resulting in Sale and Leaseback Indebtedness in an aggregate principal amount, when added to the aggregate principal amount of Capital Lease Obligations and Indebtedness incurred pursuant to Section 6.01(a)(v), not to exceed $15,000,000 at any time outstanding; provided, however, that the Borrower applies the Net Proceeds of such Sale and Leaseback Transactions in compliance with Section 2.06(b).

SECTION 6.07    Swap Agreements.    The Borrower will not, and will not permit any of its Subsidiaries to, enter into any Swap Agreement, except (a) Swap Agreements entered into to hedge or mitigate risks to which the Borrower or any Subsidiary has actual exposure (other than those in respect of Equity Interests of the Borrower or any of its Subsidiaries) in the conduct of its business or the management of its liabilities and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Borrower or any Subsidiary.

SECTION 6.08    Restricted Payments; Certain Payments of Indebtedness.    (a) The Borrower will not, nor will it permit any Subsidiary to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except:

(i) the Borrower may declare and pay dividends with respect to its Equity Interests payable solely in additional Equity Interests of the same class (other than Disqualified Stock);

(ii) Subsidiaries may declare and pay dividends ratably with respect to their Equity Interests;

(iii) the Borrower may make Restricted Payments to the Ultimate Parent, provided that (A) the proceeds of such Restricted Payments are used to repurchase, redeem or otherwise acquire or retire for value of any Equity Interests in the Ultimate Parent or any Subsidiary held by any future, present or former directors, officers, members of management, employees or consultants of the Borrower or any of its Subsidiaries or their respective estates, heirs, family members, spouses or former spouses pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement, (B) (x) any Restricted Payments used to effect such repurchases, redemptions, acquisitions or retirements are made not earlier than ten Business Days prior to the date when such Equity Interests are repurchased, redeemed, acquired or retired, if such repurchase, redemption, acquisition or retirement is made and (y) if such Restricted Payments are not used for such repurchase, redemption, acquisition or retirement, the proceeds therefrom shall be returned to the Borrower as a capital contribution within ten Business Days from the date such Restricted Payment was made, (C) the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any fiscal year pursuant to this clause (iii) (other than (1) any such Equity Interests repurchased, redeemed, acquired or retired in compensation for any taxes due or payable by the holder thereof, and (2) any such Equity Interests that are deemed repurchased, redeemed, acquired or retired by the Ultimate Parent in connection with the exercise of stock options or warrants by the holder thereof in connection with the payment of all or a portion of the exercise price of such options or warrant) will not exceed $5,000,000 per fiscal year and (D) such Equity Interests shall only be repurchased, redeemed, acquired or retired in connection with the death, resignation or retirement of, or settlement of a dispute with, any such Person;

(iv) the making of any payment in exchange for, or out of the Net Proceeds of, a substantially concurrent sale (other than to a Subsidiary of the Borrower) of, common Equity Interests of the Borrower;

(v) other Restricted Payments in an aggregate amount not exceeding $2,000,000 during any fiscal year of the Borrower, provided that (A) no Default or Event of Default is continuing or would result therefrom, (B) the aggregate amount of Restricted Payments made pursuant to this clause (v) shall not exceed $5,000,000 over the term of this Agreement, (C) the Ultimate Parent shall apply such Restricted Payments within 30 days of receipt thereof and only to fund general corporate expenses permitted hereunder and

(D) no Restricted Payments made pursuant to this clause (v) shall be used to (x) effect the repurchase, or the making of any payments in respect, of Restructuring Notes or Additional Notes or (y) make any payment to or Investment in any Affiliate of the Borrower other than the Borrower or a Subsidiary of the Borrower (or any director, officer or employee of the Borrower or any such Affiliate);

(vi) the Borrower may make Restricted Payments required by the Shared Services Transactions; and

(vii) Restricted Payments in amounts as shall be necessary to make Tax Payments; provided that all Restricted Payments made pursuant to this clause (vii) are used by the Ultimate Parent for the purpose specified in this clause (vii) within 30 days of receipt thereof.

(b) The Borrower will not, nor will it permit any Subsidiary to, make or agree to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any Permitted Subordinated Indebtedness, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Permitted Subordinated Indebtedness, except:

(i) payment of fees, expenses and regularly scheduled interest and principal payments as and when due in respect of such Indebtedness; and

(ii) refinancings of such Indebtedness to the extent permitted by Section 6.01(a)(xix).

SECTION 6.09    Transactions with Affiliates.     The Borrower will not, nor will it permit any Subsidiary to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except:

(a) transactions that are at prices and on terms and conditions, taken as a whole, not less favorable to the Borrower or such Subsidiary than could be obtained on an arm’s length basis from unrelated third parties;

(b) the indemnification of directors of the Borrower and the Subsidiaries in accordance with customary practice;

(c) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Governing Board of the Borrower;

(d) Investments permitted under Section 6.04 specifically contemplated by Section 6.04 to be made among Affiliates;

(e) transactions among the Borrower and any Subsidiary Loan Parties and transactions among Subsidiary Loan Parties otherwise permitted by this Agreement;

(f) the payment of fees and indemnities to directors, officers and employees of the Borrower and the Subsidiaries in the ordinary course of business;

(g) transactions pursuant to permitted agreements in existence on the Closing Date and set forth on Schedule 6.09 or any amendment thereto to the extent such amendment is not adverse to the Lenders in any material respect;

(h) any employment agreements entered into by the Borrower or any of the Subsidiaries in the ordinary course of business;

(i) Restricted Payments permitted under Section 6.08;

(j) transactions with Subsidiaries for the purchase or sale of goods, products, parts and services and entered into in the ordinary course of business in a manner consistent with past practice;

(k) transactions with joint ventures for the purchase or sale of equipment or services entered into in the ordinary course of business and in a manner consistent with past practice;

(l) transactions with any one or more Lenders pursuant to the Loan Documents including, without limiting the generality of the foregoing, the repayment, prepayment, acquisition, purchase or repurchase of any part of the Loans pursuant to any provision of this Agreement;

(m) subject to Section 6.12(b), the existence of, or performance by the Borrower or any Subsidiary of its respective obligations under the terms of, the Tax Sharing Agreements;

(n) Shared Services Transactions;

(o) the transactions in connection with the Directory Consolidation Project;

(p) the issuance by the Borrower of Equity Interests to, or the receipt of any capital contribution from, the Ultimate Parent or any of its subsidiaries; and

(q) [the “Restructuring Transactions” under (and as defined in) the Reorganization Plan]39

For purposes of this Section 6.09, any transaction with any Affiliate involving an amount less than $5,000,000 shall be deemed to have satisfied the standard set forth in clause (a) above if such transaction is approved as being on an arm’s length basis by a majority of the Disinterested Directors of the Governing Board of either the Borrower or such Subsidiary. “Disinterested Director” shall mean, with respect to any Person and transaction, a member of the Governing Board of such Person who does not have any material direct or indirect financial interest in or with respect to such transaction.

SECTION 6.10    Restrictive Agreements.     The Borrower will not, nor will it permit any Subsidiary to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of the Borrower or any Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets to the Secured Parties securing the Obligations or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to any shares of its capital stock or to make or repay loans or advances to the Borrower or any other Subsidiary or to Guarantee Indebtedness of the Borrower or any other Subsidiary; provided that (i) the foregoing shall not apply to restrictions and conditions imposed by law or by any Loan Document, (ii) the foregoing shall not apply to prohibitions, restrictions and conditions existing on the Closing Date identified on Schedule 6.10 and to any extension, renewal or modification thereof, other than to any extension or renewal of, or any amendment or modification to the extent expanding the scope of, any such restriction or condition, (iii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale, provided such restrictions and conditions apply only to the Subsidiary that is to be sold and such sale is permitted hereunder, (iv) clause (a) of the foregoing shall not apply to prohibitions, restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness and the proceeds thereof, (v)(A) clause (a) of the foregoing shall not apply to customary provisions in leases or other contracts restricting the assignment thereof and (B) clause (b) of the foregoing shall not apply to customary provisions in leases or other contracts restricting the assignment thereof to the extent such provisions restrict the distribution of such lease or other contract, (vi) the foregoing shall not apply to prohibitions, restrictions or conditions applicable to any Person or the property or assets of a Person acquired by the Borrower or any of its Subsidiaries (other than pursuant to a Permitted Acquisition) existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which restriction or condition is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the restrictions and conditions in any such amendments, modifications,

[39]	To be included if applicable.

restatements, renewals, extensions, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those in effect on the date of the acquisition, (vii) the foregoing shall not apply to prohibitions, restrictions or conditions on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business, (viii) the foregoing shall not apply to restrictions or conditions imposed by any agreement related to the refinancing of Indebtedness, provided that the terms of any such restrictions or conditions are not materially less favorable, taken as a whole, as determined by the Borrower in good faith, to the Lenders than the restrictions or conditions contained in the predecessor agreements and (ix) the foregoing shall not apply to customary provisions in joint venture agreements, limited liability company agreements of joint ventures and other similar agreements.

SECTION 6.11    Fiscal Year.    The Borrower shall not change its fiscal year for accounting and financial reporting purposes to end on any date other than December 31.

SECTION 6.12    Amendment of Material Documents.    (a) The Borrower will not, nor will it permit any Subsidiary to, amend, modify or waive any of its rights under its certificate of incorporation, by-laws or other organizational documents, if, taken as a whole, such amendment, modification or waiver is materially adverse to the interests of the Lenders. The Borrower will not, nor will it permit any Subsidiary to, amend, modify or waive any of its rights under any Core Verizon Agreement, if such amendment, modification or waiver would reasonably be expected to have a material adverse effect on the ability of the Borrower to perform its principal obligations under the Loan Documents.

(b) Neither the Ultimate Parent nor the Borrower will, nor will they permit the Service Company or any Subsidiary, respectively, to, amend, modify, waive or terminate any of its rights under the Shared Services Agreement, the Tax Sharing Agreement, the Subordinated Guarantee Agreement, any License Agreement, any Master IP License Agreement, any escrow arrangement with respect to the Escrow Materials entered into pursuant to this Agreement or the organizational documents of any License Subsidiary to the extent that such amendment, modification, waiver or termination is adverse in any material respect to the interests of the Lenders.

SECTION 6.13    Financial Covenants.    (a) The Borrower will not permit the Leverage Ratio, at any time during any fiscal quarter ending during any period set forth below, to exceed the ratio set forth opposite such fiscal quarter:

Fiscal Quarter Ended	Leverage Ratio
March 31, 2013	4.7500 to 1:00
June 30, 2013	4.7500 to 1:00
September 30, 2013	4.7500 to 1:00
December 31, 2013	4.7500 to 1:00
March 31, 2014	4.6875 to 1:00
June 30, 2014	4.6250 to 1:00
September 30, 2014	4.5625 to 1:00
December 31, 2014	4.5000 to 1:00
March 31, 2015	4.5000 to 1:00
June 30, 2015	4.5000 to 1:00
September 30, 2015	4.5000 to 1:00
December 31, 2015	4.5000 to 1:00
March 31, 2016	4.4375 to 1:00
June 30, 2016	4.3750 to 1:00
September 30, 2016	4.3125 to 1:00
December 31, 2016	4.2500 to 1:00

(b) The Borrower will not permit the Consolidated Interest Coverage Ratio, for any period of four consecutive fiscal quarters of the Borrower, to be less than 1.10 to 1.0.

(c) The Leverage Ratio and the Consolidated Interest Coverage Ratio shall be calculated in accordance with Section 1.05.

SECTION 6.14    Capital Expenditures.    The Borrower will not, nor will it permit any Subsidiary to, make or commit to make any Capital Expenditure, except Capital Expenditures of the Borrower and its Subsidiaries in the ordinary course of business not exceeding $30,000,000 in the aggregate in any fiscal year; provided that Capital Expenditures of the Borrower and its Subsidiaries in the ordinary course of business, in the aggregate when combined with the Capital Expenditures of Dex East, Dex West and RHDI and their respective Subsidiaries, shall not exceed (i) $57,500,000 during the fiscal year ending December 31, 2013 and (ii) $50,000,000 during the fiscal years ending December 31, 2014, December 31, 2015 and December 31, 2016; provided, further, that (x) in each case, (A) up to 75% of such stated amounts referred to above, if not so expended in the fiscal year for which it is permitted, may be carried over for expenditure in the next succeeding fiscal year and (B) Capital Expenditures made pursuant to this Section 6.14 during any fiscal year shall be deemed made, first, in respect of such stated amounts permitted for such fiscal year as provided above and, second, in respect of amounts carried over from the prior fiscal year pursuant to clause (A) above and (y) Capital Expenditures of a Company permitted hereunder shall (A) relate to assets directly owned or acquired by such Company and shall be allocated to (and paid by) such Company or (B) relate to the acquisition or development of Shared Assets and shall be allocated to (and paid by) the Companies in accordance with their Allocated Share (as defined in the Shared Services Agreement) at the time any such payment is made.

SECTION 6.15    Ultimate Parent Covenants.    (a) The Ultimate Parent will not engage in any business or activity other than the ownership of outstanding Equity Interests of its Subsidiaries and other assets permitted under Section 6.15(b), the issuance and sale of its Equity Interests, the performance of its obligations under the Shared Services Agreement and, in each case, activities incidental thereto.

(b) The Ultimate Parent will not own or acquire any assets (other than Equity Interests of its existing Subsidiaries or any Newcos, other Investments in its existing Subsidiaries and any Newcos, assets owned or acquired in connection with its obligations under the Shared Services Agreement, cash, Permitted Investments, joint ventures or minority investments permitted under Section 6.15(e) and the Equity Interests of the Borrower) or incur any liabilities (other than ordinary course trade payables, employee compensation liabilities (including, without limitation, loans and advances to employees in the ordinary course of business) and liabilities under the Loan Documents, the Dex East Loan Documents, the Dex West Loan Documents and the RHDI Loan Documents, liabilities imposed by law, including Tax liabilities, Indebtedness permitted under Section 6.15(d), liabilities under the Shared Services Agreement, liabilities under the Merger Agreement and other liabilities incidental to the maintenance of its existence and permitted activities).

(c) The Ultimate Parent will not create, incur, assume or permit to exist any Liens on any property or assets now owned or hereafter acquired by it other than (i) Permitted Encumbrances and (ii) Liens securing the SuperMedia Obligations, the obligations under the Dex East Loan Documents, the obligations under the Dex West Loan Documents and the obligations under the RHDI Loan Documents, subject to the Intercreditor Agreement.

(d) The Ultimate Parent shall not in any event incur or permit to exist any Indebtedness for borrowed money other than (i) the Restructuring Notes, (ii) any Additional Notes and (iii) subject to the Intercreditor Agreement, a Guarantee of the SuperMedia Obligations, the obligations under the Dex East Loan Documents, the obligations under the Dex West Loan Documents and the obligations under the RHDI Loan Documents.

(e) The Ultimate Parent may only make Investments in, or acquisitions of, any Newco so long as (i) no Default or Event of Default has occurred and is continuing, (ii) any Newco that is acquired or created as a result of such Investment or acquisition shall become a Guarantor as and to the extent required by the Collateral and Guarantee Requirement, (iii) all transactions related thereto are consummated in accordance with applicable laws in all material respects and (iv) in case of an acquisition of assets, such assets (other than assets to be retired or disposed of) are to be used, and in the case of an acquisition of any Equity Interests, the Person so acquired is engaged, in the same line of business as that of the Ultimate Parent or a line of business reasonably related thereto. The Ultimate Parent may make Investments (not consisting of contribution of assets of any of its Subsidiaries) in joint ventures and other minority investments, provided that such Investment shall be pledged as Collateral to the Shared Collateral Agent for the benefit of the Shared Collateral Secured Parties pursuant to the Shared Collateral and Guarantee Agreement.

(f) The Ultimate Parent shall not (i) make any dividends or other Restricted Payments to the holders of its Equity Interests or (ii) optionally redeem or repurchase any Restructuring Notes or Additional Notes (other than any non-cash exchange therefor for common stock of the Ultimate Parent).

(g) The Ultimate Parent may not make any Ultimate Parent Asset Disposition unless the Net Proceeds are applied to prepay the Loans to the extent required pursuant to Section 2.06(b).

(h) The Ultimate Parent shall not permit the Restructuring Notes or the Restructuring Indenture to be amended in any way that is, taken as a whole, materially adverse to the interests of the Lenders and shall not (i) permit the Restructuring Notes or any Additional Notes to be secured by any assets of the Ultimate Parent or any of its Subsidiaries, (ii) permit the proceeds of any Additional Notes to be used to finance anything other than refinancing of the Restructuring Notes or any other Additional Notes, (iii) alter the maturity of the Restructuring Notes or any Additional Notes to a date, or make the Restructuring Notes or any Additional Notes mandatorily redeemable, in whole or in part, or required to be repurchased or reacquired, in whole or in part, prior to the date that is six months after the Maturity Date (other than pursuant to customary asset sale or change in control provisions), (iv) allow the Restructuring Notes or any Additional Notes to (A) have financial maintenance covenants, (B) have restrictive covenants that apply to the Dex Parent, the Borrower or any Subsidiary (other than, solely in the case of the Restructuring Notes, the restrictive covenants set forth in the Restructuring Notes Indenture as of the Closing Date) or that impose limitations on the Ultimate Parent’s ability to guarantee or pledge assets to secure the SuperMedia Obligations or (C) otherwise have covenants, representations and warranties and events of default that are more restrictive than those existing in the prevailing market at the time of issuance thereof for companies with the same or similar credit ratings of the Ultimate Parent at such time issuing similar securities, (v) permit the Restructuring Notes or any Additional Notes to be guaranteed by any Subsidiary of the Ultimate Parent or not be subordinated to the SuperMedia Obligations on terms at least as favorable to the Lenders as the subordination terms set forth in the Restructuring Notes Indenture on the Closing Date and that are otherwise reasonably satisfactory to the Administrative Agent or (vi) permit the Restructuring Notes or any Additional Notes to be convertible or exchangeable into other Indebtedness, except other Indebtedness of the Ultimate Parent meeting the qualifications set forth in the definition of “Additional Notes”.

(i) The Ultimate Parent shall not at any time hold an aggregate amount of cash and Permitted Investments in excess of an amount equal to (a) $5,000,000 plus (b) any amounts received pursuant to Section 6.08(a)(iv) of the Dex Credit Agreements pending use by the Ultimate Parent within 10 Business Days of receipt of such amounts (in accordance with Section 6.08(a)(iv) of the Dex Credit Agreements.

(j) The Ultimate Parent shall continue to make the Ultimate Parent PIK Election during the term of this Agreement.

SECTION 6.16    Service Company Covenants.    (a) The Ultimate Parent will not permit the Service Company to engage in any business or activity other than the issuance and sale of its Equity Interests, ownership of the outstanding Equity Interests of its Subsidiaries and other assets permitted under Section 6.16(b) and the provision of Shared Services and, in each case, activities incidental thereto.

(b) Subject to the Intercreditor Agreement, the Ultimate Parent will not permit the Service Company to own or acquire any assets (other than the outstanding Equity Interests of its Subsidiaries, assets owned or acquired in connection with the Shared Services, cash and Permitted Investments) or incur any liabilities (other than ordinary course trade payables, employee compensation liabilities (including, without limitation, loans and advances to employees in the ordinary course of business) and other liabilities incurred in the ordinary course in connection with the provision of Shared Services by the Service Company or any Subsidiary of the Service Company pursuant to the terms of the Shared Service Agreement, liabilities under the Loan Documents, the Dex East Loan Documents, the Dex West Loan Documents and the RHDI Loan Documents, liabilities imposed by law, including Tax liabilities, liabilities under the Shared Services Agreement and other liabilities incidental to the maintenance of its existence and permitted activities).

(c) Subject to the Intercreditor Agreement, the Ultimate Parent will not permit the Service Company to create, incur, assume or permit to exist any Liens on any property or assets now owned or hereafter acquired by it other than:

(i) Permitted Encumbrances;

(ii) Liens securing the SuperMedia Obligations, the obligations under the Dex East Loan Documents, the obligations under the Dex West Loan Documents and the obligations under the RHDI Loan Documents, subject to the Intercreditor Agreement; and

(iii) Liens on fixed or capital assets acquired, constructed or improved by the Service Company; provided that (A) such Liens secure Indebtedness permitted by Section 6.16(d), (B) such Liens and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement, (C) the Indebtedness secured thereby does not exceed the cost of acquiring, constructing or improving such fixed or capital assets and (D) such Liens shall not apply to any other property or assets of such Service Company.

(d) The Ultimate Parent shall not permit the Service Company to in any event incur or permit to exist any Indebtedness for borrowed money other than:

(i) Indebtedness and Attributable Debt of the Service Company incurred to finance the acquisition, construction or improvement of any fixed or capital assets in connection with the provision of Shared Services, including Capital Lease Obligations and extensions, renewals, refinancings and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof (other than by an amount not greater than fees and expenses, including premium and defeasance costs, associated therewith) or result in a decreased average weighted life thereof; provided that such Indebtedness or Attributable Debt is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement; and

(ii) a Guarantee of the SuperMedia Obligations, the obligations under the Dex East Loan Documents, the obligations under the Dex West Loan Documents and the obligations under the RHDI Loan Documents, subject to the Intercreditor Agreement.

(e) The Ultimate Parent will not permit the Service Company to sell, transfer, lease or otherwise dispose of any asset, other than:

(i) sales of assets, the proceeds of which are reinvested within 90 days of such sale in assets of the Service Company related to the provision of Shared Services;

(ii) sales of (x) inventory, (y) used, surplus, obsolete or worn-out equipment and (z) Permitted Investments, in each case in the ordinary course of business;

(iii) sales, transfers and other dispositions pursuant to the Shared Services Transactions;

(iv) the licensing or sublicensing (other than exclusive licenses or sublicenses) of Intellectual Property in the ordinary course of business in a manner that does not, and could not reasonably be expected to, materially interfere with the business of the Ultimate Parent and its Subsidiaries; and

(v) other dispositions of assets (other than Equity Interests in a Subsidiary) not otherwise permitted by this Section 6.16(e); provided, that the aggregate cumulative fair market value of all assets sold, transferred or otherwise disposed of after the Closing Date in reliance upon this clause (v) shall not exceed $1,000,000.

SECTION 6.17    Limitation on Activities of the License Subsidiaries.    The Ultimate Parent shall not, directly or indirectly, permit any License Subsidiary to (a) (i) conduct, transact or otherwise engage in, or commit to conduct, transact or otherwise engage in, any business or operations other than ownership of Collateral Trademarks and anything incidental thereto (including filing or registering any application for or registration of Collateral Trademarks and the prosecution, maintenance, renewal or enforcement of Collateral Trademarks) or (ii) take any action, or conduct its affairs in a manner, that could reasonably be expected to result in the separate existence of such License Subsidiary being ignored, or the assets and liabilities of such License Subsidiary being substantively consolidated with those of the Ultimate Parent or any Subsidiary thereof in a bankruptcy, reorganization or other insolvency proceeding, (b) incur, create, assume or suffer to exist any Indebtedness or other liabilities or financial obligations, except (i) Indebtedness evidenced by the Loan Documents, (ii) Indebtedness owed to another Loan Party so long as such Indebtedness is subordinated to the Obligations (or a guarantee thereof), (iii) nonconsensual obligations imposed by operation of law, (iv) obligations with respect to its equity interests, (v) obligations (other than Indebtedness) in the ordinary course of business in the operation of its assets and (vi) the statutory liability of any general partner for the liabilities of the limited partnership in which it is a general partner, (c) breach any provision of, or default in the performance of its obligations under, any License Agreement to which it is a party, (d) without the consent of the two special independent directors or members required by Section 5.16 (but without prejudice to clause (j) of Article VII), (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of any proceeding or petition described in clause (i) of Article VII, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding that would entitle the other party or parties to an order for relief, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing (it being understood and agreed that the consent of such special independent directors or members to any of the actions described in this clause (d) shall not in any manner limit the provisions of Article VII), (e) assign any right, title or interest in or to any current or future Collateral Trademarks to any Person except as otherwise permitted under this Agreement or license any right, title or interest in or to any of the Collateral Trademarks to any Person except to the Ultimate Parent, a Subsidiary of the Ultimate Parent or as otherwise permitted under this Agreement or (f) without the prior written consent of the Administrative Agent, not to be unreasonably withheld, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or liquidate, wind up or dissolve. The Ultimate Parent shall not (x) consent to or vote in favor of (and shall not permit any Subsidiary to consent to or vote in favor of) the incurrence of any Indebtedness by any License Subsidiary (other than Indebtedness permitted pursuant to clause (b)(i) above) or (y) permit the organizational documents of any License Subsidiary, or any License Agreement to which any License Subsidiary is a party, to be amended, supplemented, waived, terminated or otherwise modified in any material respect without the prior written consent of the Administrative Agent, not to be unreasonably withheld.

ARTICLE VII

Events of Default

Subject to the last sentence of this Article VII, if any of the following events (“Events of Default”) shall occur:

(a) the Borrower shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three Business Days;

(c) any representation or warranty made or deemed made by or on behalf of any Loan Party in or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, or in any certificate furnished pursuant to or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed made;

(d) the Ultimate Parent or the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02(a), 5.04 (with respect to the existence of the Borrower), 5.11, 5.13 or in Article VI applicable to it;

(e)(i) any Shared Collateral Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Section [6.4 or 6.5]40 of the Shared Guarantee and Collateral Agreement or (ii) any Shared Collateral Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Section [6.1, 6.2 or 6.3]41 of the Shared Guarantee and Collateral Agreement, and such failure shall continue unremedied for a period of 30 days after the earlier of (A) knowledge thereof by the Ultimate Parent or any Subsidiary thereof and (B) notice thereof from the Administrative Agent to the Borrower (which notice will be promptly given at the request of any Lender);

(f) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in any Loan Document (other than those specified in clause (a), (b) or (d) of this Article), and such failure shall continue unremedied for a period of 30 days after written notice thereof from the Administrative Agent to the Borrower (which notice will promptly be given at the request of any Lender);

(g) the Ultimate Parent or any of its Subsidiaries (other than RHDI, Dex East, Dex West, and their respective Subsidiaries, but including, for the avoidance of doubt and without limitation, the Service Company, any Newcos, the Borrower and its Subsidiaries) shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable (after giving effect to any applicable grace period specified in the agreement or instrument governing such Indebtedness);

(h) any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity and any

[40]	Section references to be updated as appropriate based on final Shared Guarantee and Collateral Agreement.
[41]	Section references to be updated as appropriate based on final Shared Guarantee and Collateral Agreement.

applicable grace period specified in the agreement or instrument evidencing such Indebtedness shall have expired; provided that this clause (g) shall not apply to (i) secured Indebtedness that becomes due as a result of the voluntary sale, transfer or other disposition of the property or assets securing such Indebtedness, (ii) Indebtedness that by its terms becomes due or is required to be repurchased as a result of changes in tax laws, regulations or the interpretation or application thereof and (iii) Guarantees by the Ultimate Parent and its Subsidiaries of the obligations under the Dex East Loan Documents, the obligations under the Dex West Loan Documents and the obligations under the RHDI Loan Documents unless (x) any payment shall have been demanded to be made by, or any other remedy shall have been exercised against, the Ultimate Parent or any of its Subsidiaries (other than RHDI, Dex East, Dex West and their respective Subsidiaries) or their respective assets in respect of such Guarantees and (y) the obligations under the Dex East Loan Documents, the Dex West Loan Documents or the RHDI Loan Documents, as the case may be, shall have been accelerated;

(i) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Borrower, any Subsidiary (other than a Foreign Subsidiary or an Insignificant Subsidiary), the Ultimate Parent, any Material Ultimate Parent Subsidiary or the Service Company or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower, any Subsidiary (other than a Foreign Subsidiary or an Insignificant Subsidiary) the Ultimate Parent, any Material Ultimate Parent Subsidiary or the Service Company or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(j) the Borrower, any Subsidiary, the Ultimate Parent, any Material Ultimate Parent Subsidiary or the Service Company shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of any proceeding or petition described in clause (h) of this Article, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower, any Subsidiary, the Ultimate Parent, any Material Ultimate Parent Subsidiary or the Service Company or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding that would entitle the other party or parties to an order for relief, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(k) one or more judgments for the payment of money in an aggregate amount in excess of $20,000,000 (net of amounts covered by insurance, provided that the insurance carriers have been notified of such judgment and have not contested liability therefor) shall be rendered against the Ultimate Parent or any of its Subsidiaries (other than RHDI, Dex East, Dex West and their respective Subsidiaries, but including, for the avoidance of doubt and without limitation, the Service Company, any Newcos, the Borrower and its Subsidiaries) or any combination thereof and the same shall remain undischarged for a period of 60 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Ultimate Parent or any of its Subsidiaries (other than RHDI, Dex East, Dex West and their respective Subsidiaries, but including, for the avoidance of doubt and without limitation, the Service Company, any Newcos, the Borrower and its Subsidiaries) to enforce any such judgment;

(l) (i) an ERISA Event shall have occurred, (ii) a trustee shall be appointed by a United States district court to administer any Pension Plan, (iii) the PBGC shall institute proceedings to terminate any Pension Plan(s), (iv) any Loan Party or any of their respective ERISA Affiliates shall have been notified by the sponsor of a Multiemployer Plan that it has incurred or will be assessed Withdrawal Liability to such Multiemployer Plan and such entity does not have reasonable grounds for contesting such Withdrawal

Liability or is not contesting such Withdrawal Liability in a timely and appropriate manner or (v) any other event or condition shall occur or exist with respect to a Plan, a Foreign Plan, or a Foreign Benefit Arrangement that, in each case, in the opinion of the Required Lenders, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect;

(m) any Lien purported to be created under any Security Document or Shared Collateral Security Document shall cease to be, or shall be asserted in writing by any Loan Party not to be, a valid and, except to the extent otherwise permitted under the applicable Collateral Agreement or any other relevant Security Document or Shared Collateral Security Document, perfected Lien on any Collateral having, in the aggregate, a value in excess of $20,000,000, with the priority required by the applicable Security Document or Shared Collateral Security Document, except (i) as a result of the sale or other disposition of the applicable Collateral in a transaction permitted under the Loan Documents or (ii) as a result of the Collateral Agent’s or Shared Collateral Agent’s failure to maintain possession of any stock certificates, promissory notes or other instruments delivered to it under the Collateral Agreements or to file Uniform Commercial Code continuation statements;

(n) a Change in Control shall occur;

(o) any Guarantee under the Collateral Agreements for any reason shall cease to be in full force and effect (other than in accordance with its terms), or any Guarantor shall assert in writing that the Collateral Agreements or any Guarantee thereunder has ceased to be or is not enforceable;

(p) the material breach of or material loss of rights under any Core Verizon Agreement that has resulted in a material adverse effect on the business, operations, assets or financial condition of the Borrower and the Subsidiaries, taken as a whole;

(q) the Intercreditor Agreement or any material portion thereof for any reason shall cease to be in full force and effect, or any Loan Party or any Affiliate of any Loan Party shall assert any of the foregoing;

(r) the Subordinated Guarantee Agreement or any material portion thereof for any reason shall cease to be in full force and effect, or any Loan Party or any Affiliate of any Loan Party shall assert any of the foregoing;

(s) the commencement of enforcement actions under the Shared Guarantee and Collateral Agreement with respect to any Shared Collateral Loan Party party thereto;

(t) (i) the commencement of enforcement actions under the Shared Services Agreement or (ii) the occurrence of an event that permits the Service Company to terminate the Shared Services Agreement with respect to any Client Company (as defined in the Shared Services Agreement) and such event continues unremedied for a period of three days;

(u) the failure of the Borrower to receive any payment under the Tax Sharing Agreement when due and such failure continues unremedied for a period of three days;

(v) any License Agreement, Master IP License Agreement or any escrow arrangement with respect to the Escrow Materials entered into pursuant to this Agreement shall be terminated (other than upon the expiration of any of the respective terms thereof), cease to be effective or cease to be the legally valid, binding and enforceable obligation in any material respect of any party thereto;

(w) the Tax Sharing Agreement shall be terminated (other than upon expiration of the term thereof), cease to be effective or cease to be the legally valid, binding and enforceable obligation in any material respect of any party thereto; or

(x) the failure (i) to consummate the Mergers immediately following the effectiveness of this Agreement or (ii) to consummate the Amendments immediately following completion of the Mergers.

then, and in every such event (other than an event with respect to the Borrower described in clause (i) or (j) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may with the consent of the Required Lenders, and at the request of the Required Lenders shall, by notice to the Borrower, declare the Loans then outstanding to be due and payable in whole or in part, and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event with respect to the Borrower described in clause (i) or (j) of this Article, the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

Notwithstanding anything herein to the contrary, the events described in the foregoing clauses (except for clause (x)) to the extent that they apply to any Person other than the Borrower or any Subsidiary shall not constitute an Event of Default unless they exist after the consummation of the Mergers.

ARTICLE VIII

The Agent

Each of the Lenders hereby irrevocably appoints the Agent as its agent and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto.

The bank serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if it were not the Agent hereunder.

The Agent shall not have any duties or obligations except those expressly set forth in the Loan Documents. Without limiting the generality of the foregoing, (a) the Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Loan Documents that the Agent is required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02), and (c) except as expressly set forth in the Loan Documents, the Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Ultimate Parent, the Borrower or any of its Subsidiaries that is communicated to or obtained by the bank serving as Agent or any of its Affiliates in any capacity (other than as Agent). The Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02) or in the absence of its own gross negligence or willful misconduct. The Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to the Agent by the Borrower or a Lender, and the Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Agent.

The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon other than as a result of its gross negligence or willful misconduct. The Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts other than as a result of its gross negligence or willful misconduct.

The Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by the Agent in the exercise of its reasonable judgment. The Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of each Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.

The Agent may resign as Agent at any time upon 15 days notice to the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right, with the consent of the Borrower (such consent not to be unreasonably withheld or delayed and such consent not to be required if an Event of Default under clause (a), (b), (h) or (i) of Article VII has occurred and is continuing), to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 15 days after the retiring Agent gives notice of its resignation, then the retiring Agent may, with the consent of the Borrower (such consent shall not be unreasonably withheld or delayed and such consent shall not be required if an Event of Default under clause (a), (b), (h) or (i) of Article VII has occurred and is continuing), on behalf of the Lenders, appoint a successor Agent which shall be a bank with an office in New York, New York, or an Affiliate of any such bank. Upon the acceptance of its appointment as Agent and Collateral Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. If no successor agent has accepted appointment as Agent by the date that is 5 days following a retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective, and the Lenders shall assume and perform all of the duties of the Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above. The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed in writing between the Borrower and such successor. After any Agent’s resignation hereunder, the provisions of this Article and Section 9.03 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Agent.

Pursuant to the Reorganization Plan, the Agent, on behalf of the Lenders, is empowered and authorized to execute and deliver to the Loan Parties the other Loan Documents and all related agreements, certificates, documents, or instruments as shall be necessary or appropriate to effect the purposes of the Loan Documents. Any action taken by the Agent or the Required Lenders (or any other instructing group of Lenders specified by this Agreement) in accordance with the terms of this Agreement or the other Loan Documents, and the exercise by the Agent or the Required Lenders (or any other instructing group of Lenders specified by this Agreement) of their respective powers set forth therein or herein, together with such other powers that are reasonably incidental thereto, shall be binding upon all of the Lenders.

Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or related agreement or any document furnished hereunder or thereunder.

Neither the joint lead arrangers, the syndication agent nor the co-documentation agents listed on the cover page to this Agreement shall have any duties or responsibilities hereunder in their capacities as such.

ARTICLE IX

Miscellaneous

SECTION 9.01    Notices.    (a) Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(i) if to the Borrower, to it at SuperMedia Inc., 2200 West Airfield Drive, DFW Airport, TX 75261, Attention of General Counsel (Telecopy No. (972) 453-6829);

(ii) if to the Ultimate Parent, to it at NewDex, Inc., 1001 Winstead Drive, Cary, North Carolina, 27513, Attention of General Counsel (Telecopy No. (919) 297-1518)

(iii) if to the Agents, to JPMorgan Chase Bank, N.A., Global Loan Operations, 500 Stanton Christiana Road, Ops 2, Floor 3, Newark, Delaware 19713, Attention of John Getchius (Telecopy No. (9302) 634-3301), with a copy to JPMorgan Chase Bank, N.A., 383 Madison Avenue, New York, New York 10179, Attention of Neil Boylan (Telecopy No. (212) 622-4560); and

(iv) if to any other Lender, to it at its address (or telecopy number) set forth in its Administrative Questionnaire.

(b) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent and the Borrower; provided that the foregoing shall not apply to notices pursuant to Article II unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(c) Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

SECTION 9.02    Waivers; Amendments.    (a) No failure or delay by the Agent or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Agent and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making, deemed making or maintenance of a Loan shall not be construed as a waiver of any Default, regardless of whether the Agent or any Lender may have had notice or knowledge of such Default at the time.

(b) Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except (x) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Ultimate Parent, the Borrower and the Required Lenders, (y) in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Agent or the Shared Collateral Agent, as applicable, and the Loan Party or Loan Parties that are parties thereto, in each case with the consent of the Required Lenders or (z) in the case of this Agreement or any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Loan Party or Loan Parties subject to such Loan Document, the Administrative Agent and, as applicable, the Shared Collateral Agent, to cure any ambiguity, omission, defect or inconsistency; provided that any such agreement to waive, amend or modify this Agreement or any other Loan Document or any provision hereof or thereof pursuant to the foregoing clause (z) shall also be made to the Dex East Credit Agreement or the Dex East Loan Documents , the Dex West Credit Agreement or the Dex West Loan Documents, or the RHDI Credit Agreement or the RHDI Loan Documents, as applicable; provided, further, that no such agreement shall (i) reduce the principal amount of any Loan held by any Lender or reduce the rate of interest thereon, or reduce any fees payable hereunder, without the written consent of such Lender, (ii) postpone the maturity of any Lender’s Loan, or any scheduled date of payment of the principal amount of any Lender’s Loans under Section 2.05, or any date for the payment of any interest or fees payable to any Lender hereunder, or reduce the amount of, waive or excuse any such payment, without the written consent of such Lender (it being understood that the waiver of any mandatory prepayment of Loans shall not constitute a postponement of any date scheduled for the payment of principal or interest), (iii) change Section 2.13(b) or (c) in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender adversely affected thereby (it being understood that an amendment with respect to Section 2.15, and definitions related thereto, shall not be deemed to be a change to Section 2.13(b) or (c)), (iv) change any of the provisions of this Section or the percentage set forth in the definition of “Required Lenders” or any other provision of any Loan Document specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender, (v) except as provided by Section 9.14, release any Guarantor from its Guarantee under a Collateral Agreement, Newco Subordinated Guarantee or other applicable Security Document or Shared Collateral Security Document (except as expressly provided in the applicable Collateral Agreement, Newco Subordinated Guarantee or other Security Document or Shared Collateral Security Document), or limit its liability in respect of such Guarantee, without the written consent of each Lender or (vi) release all or substantially all the Collateral from the Liens of the Security Documents and Shared Collateral Security Documents, without the written consent of each Lender; provided, further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Agent without the prior written consent of the Agent. Notwithstanding the other provisions of this paragraph, any provision of this Agreement may be amended by an agreement in writing entered into by the Ultimate Parent, the Borrower, the Required Lenders and the Agent if at the time such amendment becomes effective, each Lender not consenting thereto receives payment in full of the principal of and interest accrued on each Loan held by it and all other amounts owing to it or accrued for its account under the Loan Documents. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have the right to approve or disapprove any waiver, amendment or other modification to any Loan Document, and any such Defaulting Lender’s Loans shall be disregarded for the purpose of calculating Required Lenders, except for waivers, amendments or other modifications that relate to any of the matters described in the first proviso to this Section 9.02(b).

SECTION 9.03    Expenses; Indemnity; Damage Waiver.    (a) The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Agent, the joint lead arrangers listed on the cover page of this Agreement and their Affiliates, including the reasonable fees, charges and disbursements of (a) a single transaction and documentation counsel for the Agent, such joint arrangers and such Affiliates and (b) such other local counsel and special counsel as may be required in the reasonable judgment of the Agent and whose retention has been approved in writing by the Borrower, in connection with the structuring, arrangement and syndication of the credit facilities provided herein, the preparation and administration of the Loan Documents or any amendments, modifications or waivers of the provisions thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all documented out-of-pocket expenses incurred by the Administrative Agent or any Lender (including the fees, charges and disbursements of (a) a single transaction and documentation counsel for the Agent, the joint lead arrangers, and any Lender and (b) such other local counsel and special counsel as may be required in the reasonable judgment of the Administrative Agent and the joint lead arrangers) in connection with the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans and (iii) all other reasonable out-of-pocket expenses as may be separately agreed with the Administrative Agent.

(b) The Borrower shall indemnify the Agent, each Lender, each joint lead arranger listed on the cover page of this Agreement and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the reasonable fees, charges and disbursements of (a) a single transaction and documentation counsel for any Indemnitee and (b) such other local counsel and special counsel as may be required in the reasonable judgment of the Administrative Agent and the joint lead arrangers, incurred by or asserted against any Indemnitee (excluding Taxes, which are governed by Section 2.12) arising out of, in connection with, or as a result of (i) the structuring, arrangement, and syndication of the credit facilities provided for herein, (ii) the execution or delivery of any Loan Document or any other agreement or instrument contemplated hereby, the performance by the parties to the Loan Documents of their obligations thereunder or the consummation the Transactions, (iii) any Loan or the use of the proceeds therefrom, (iv) any actual or alleged presence or Release of Hazardous Materials on or from any Mortgaged Property or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries or (v) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, and regardless of whether such claim, litigation, investigation or proceeding is brought by a third party or the Borrower or any of its Affiliates and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the bad faith, gross negligence or willful misconduct of, or breach of its obligations under this Agreement or any other Loan Document by, such Indemnitee or any of its Related Parties. For the avoidance of doubt, it is acknowledged hereby that nothing contained in this Agreement is or shall be deemed to constitute an indemnification by the Borrower or any Subsidiary of any Lender in its capacity as a holder of Equity Interests of the Borrower for any loss, cause, claim, expense, liability, cause or action or damage arising under or in connection with United States federal or state securities laws.

(c) To the extent that the Borrower fails to pay any amount required to be paid by it to the Agent under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to the Agent such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent in its capacity as such. For purposes hereof, a Lender’s “pro rata share” shall be determined based upon its share of the sum of the total outstanding Loans at the time.

(d) No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the wrongful use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby, except to the extent arising from the bad faith, gross negligence or willful misconduct of such Indemnitee or any of its Related Parties, nor shall any Indemnitee or any Loan Party have any liability for any special, punitive, indirect or consequential damages relating to this Agreement or any other Loan Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date).

(e) All amounts due under this Section shall be payable not later than 15 Business Days after written demand therefor, together with an invoice setting forth in reasonable detail such amounts and the basis therefor.

SECTION 9.04    Successors and Assigns.    (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns permitted hereby, except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their successors and assigns permitted hereby, Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in paragraph (b)(ii) below and applicable law, any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of the Loans at the time owing to it), with the prior written consent (such consent not to be unreasonably withheld or delayed) of:

(A) the Borrower, provided that no consent of the Borrower shall be required (x) for an assignment of Loans to a Lender, an Affiliate of a Lender or an Approved Fund (as defined below) or (y) if an Event of Default under clause (a), (b), (i) or (j) of Article VII has occurred and is continuing, to any assignee; and

(B) the Administrative Agent, provided that no consent of the Administrative Agent shall be required for an assignment of Loans to an assignee that is a Lender immediately prior to giving effect to such assignment, an Affiliate of a Lender or an Approved Fund.

(ii) Assignments shall be subject to the following conditions:

(A) except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, the amount of Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $1,000,000, unless each of the Borrower and the Administrative Agent expressly consent to the assignment of a lesser amount, provided that (i) no such consent of the Borrower shall be required if an Event of Default under clause (a), (b), (h) or (i) of Article VII has occurred and is continuing and (ii) the principal amount of concurrent assignments to related Approved Funds shall be aggregated for purposes of determining compliance with the foregoing minimum assignment amounts.

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500; and

(D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Loan Parties and their Related Parties or their securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including Federal and state securities laws.

For purposes of this Section 9.04(b), the term “Approved Fund” has the following meaning:

“Approved Fund” means any Person (other than an natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) any entity or an Affiliate of an entity that administers or manages a Lender.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.10, 2.11, 2.12 and 9.03). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders and the principal amount of the Loans owing to each Lender pursuant to the terms hereof from time to time, which register shall indicate that each Lender is entitled to interest paid with respect to such Loans (the “Register”). Absent demonstrable error, the entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c) (i) Any Lender may, without the consent of, or notice to, the Borrower and the Administrative Agent sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant. Subject to paragraph (c)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.10, 2.11 and 2.12 (subject to the requirements and limitations therein, including the requirements under Section 2.12(e) (it being understood that the documentation required under Section 2.12(e) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.13(c) as though it were a Lender.

(ii) A Participant shall not be entitled to receive any greater payment under Section 2.10 or 2.12 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent.

(iii) Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”). The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

SECTION 9.05    Survival.    All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding. The provisions of Sections 2.10, 2.11, 2.12 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans or the termination of this Agreement or any provision hereof.

SECTION 9.06    Counterparts; Integration; Effectiveness.    This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Article IV, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by email or telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.07    Severability.    Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 9.08    Right of Setoff.    If an Event of Default shall have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement held by such Lender (other than deposits held in a custodial, trust or fiduciary capacity), irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

SECTION 9.09    Governing Law; Jurisdiction; Consent to Service of Process.    (a) THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b) Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each party hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document will prevent any Lender or the Agent from bringing any action to enforce any award or judgment or exercise any right under the Security Documents or against any Collateral or any other property of any Loan Party in any other forum in which jurisdiction can be established.

(c) Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(e) [After the Closing Date, the Bankruptcy Court’s retention of jurisdiction shall not govern the interpretation or enforcement of the Loan Documents or any rights or remedies related thereto.]42

SECTION 9.10    WAIVER OF JURY TRIAL.    EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR

[42]	To be included if applicable.

ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 9.11    Headings.    Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 9.12    Confidentiality.    Each of the Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates’ trustees, directors, officers, employees and agents, including accountants, legal counsel and other advisors in connection with the Transactions (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement for the benefit of the Borrower containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (ii) any pledgee referred to in Section 9.04(d) or (iii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Agent or any Lender on a nonconfidential basis from a source other than the Borrower (other than a source actually known by such party to be bound by confidentiality obligations). For the purposes of this Section, “Information” means all information received from the Borrower or its Related Parties relating to the Borrower, its Subsidiaries or its business, other than any such information that is available to the Agent or any Lender on a nonconfidential basis prior to disclosure by the Borrower (other than a source actually known by such party to be bound by confidentiality obligations). Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord other its own confidential information.

Each Lender acknowledges that Information furnished to it pursuant to this Agreement or the other Loan Documents may include material non-public information concerning the Borrower and its Related Parties or its or their securities, and confirms that it has developed compliance procedures regarding the use of material non-public information and that it will handle such material non-public information in accordance with the procedures and applicable law, including Federal, State and foreign securities laws.

All Information, including requests for waivers and amendments, furnished by the Borrower or the Administrative Agent pursuant to, or in the course of administering, this Agreement will be syndicate-level information, which may contain material non-public information about the Borrower and the Subsidiaries and its and their Related Parties or securities. Accordingly, each Lender represents to the Borrower and the Administrative Agent that it has identified in its Administrative Questionnaire a credit contact who may receive information that may contain material non-public information in accordance with its compliance procedures and applicable law, including Federal, State and foreign securities laws.

SECTION 9.13    U.S.A. PATRIOT Act.    The Administrative Agent and each Lender hereby notifies the Borrower, for itself and its Subsidiaries, that pursuant to the requirements of the USA Patriot Act (Title III of

Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”), it is required to obtain, verify and record information that identifies the Loan Parties, which information includes the name and address of the Loan Parties and other information that will allow the Administrative Agent and such Lender to identify the Loan Parties in accordance with the Act.

SECTION 9.14    Termination or Release.    (a) At such time as the Loans, all accrued interest and fees under this Agreement and all other obligations of the SuperMedia Loan Parties under the Loan Documents then due and payable (other than obligations under Sections 2.10, 2.12 and 9.03 that are not then due and payable) shall have been paid in full in cash, (i) the Collateral shall be released from the Liens created by the Security Documents and, with respect to the SuperMedia Obligations, the Shared Collateral Security Documents and (ii) and the obligations (other than those expressly stated to survive termination) of the Administrative Agent and each Loan Party under the Security Documents and, with respect to the SuperMedia Obligations, the Shared Collateral Security Documents shall terminate, all without delivery of any instrument or performance of any act by any Person.

(b) A Subsidiary Loan Party shall automatically be released from its obligations under the Guarantee and Collateral Agreement and any other Loan Document and the security interests in the Collateral of such Subsidiary Loan Party shall be automatically released upon the consummation of any transaction permitted by this Agreement as a result of which such Subsidiary Loan Party ceases to be a Subsidiary of the Borrower.

(c) Upon any sale or other transfer by any SuperMedia Loan Party of any Collateral that is permitted under this Agreement to any Person that is not a SuperMedia Loan Party, or upon the effectiveness of any written consent to the release of the security interest granted by the Guarantee and Collateral Agreement in any Collateral of the SuperMedia Loan Parties pursuant to Section 9.02 of this Agreement, the security interest in such Collateral shall be automatically released (it being understood that, in the case of a sale or other transfer to a Shared Collateral Loan Party, such Collateral shall become subject to a security interest in favor of the Shared Collateral Agent as to the extent set forth in the Shared Collateral Security Documents upon the consummation of such sale or other transfer).

(d) In connection with any termination or release pursuant to paragraph (a), (b) or (c) of this Section 9.14, the Collateral Agent shall execute and deliver to any Loan Party at such Loan Party’s expense all documents that such Loan Party shall reasonably request to evidence such termination or release. Any execution and delivery of documents pursuant to this Section 9.14 shall be without recourse to or warranty by the Collateral Agent or any Lender.

SECTION 9.15     No Fiduciary Relationship.    (a) Each of the Ultimate Parent and the Borrower hereby acknowledges and agrees that (a) no fiduciary, advisory or agency relationship between the Loan Parties and the Credit Parties is intended to be or has been created in respect of any of the transactions contemplated by this Agreement or the other Loan Documents, irrespective of whether the Credit Parties have advised or are advising the Loan Parties on other matters, and the relationship between the Credit Parties, on the one hand, and the Loan Parties, on the other hand, in connection herewith and therewith is solely that of creditor and debtor, (b) the Credit Parties, on the one hand, and the Loan Parties, on the other hand, have an arm’s length business relationship that does not directly or indirectly give rise to, nor do the Loan Parties rely on, any fiduciary duty to the Loan Parties or their affiliates on the part of the Credit Parties, (c) the Loan Parties are capable of evaluating and understanding, and the Loan Parties understand and accept, the terms, risks and conditions of the transactions contemplated by this Agreement and the other Loan Documents, (d) the Loan Parties have been advised that the Credit Parties are engaged in a broad range of transactions that may involve interests that differ from the Loan Parties’ interests and that the Credit Parties have no obligation to disclose such interests and transactions to the Loan Parties, (e) the Loan Parties have consulted their own legal, accounting, regulatory and tax advisors to the extent the Loan Parties have deemed appropriate in the negotiation, execution and delivery of this Agreement and the other Loan Documents, (f) each Credit Party has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by it and the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Loan Parties, any of their affiliates or any other Person, (g) none of the Credit Parties has any obligation to the Loan Parties or their affiliates with respect to the transactions contemplated by this Agreement or the other Loan Documents except those obligations expressly set forth herein or therein or in any other express writing executed and delivered by such Credit Party and the Loan Parties or any such affiliate and (h) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Credit Parties or among the Loan Parties and the Credit Parties.

SECTION 9.16    Intercreditor Agreement.    Each Lender agrees that it will be bound by, and shall take no actions contrary to, the provisions of the Intercreditor Agreement or any intercreditor agreement entered into in connection with any Newco Subordinated Guarantee and authorizes the Administrative Agent to enter into the Intercreditor Agreement and any intercreditor agreement to be entered into in connection with any Newco Subordinated Guarantee (which shall be in form and substance reasonably satisfactory to the Administrative Agent) on its behalf.

SECTION 9.17    Amendment and Restatement.    On the Closing Date, the Existing Credit Agreement will be automatically amended and restated in its entirety to read in full as set forth herein, and all of the provisions of this Agreement which were previously not effective or enforceable shall become effective and enforceable. Notwithstanding anything to the contrary herein, subject to the satisfaction (or waiver) of the conditions set forth in Section 4.01, the Lenders hereby waive, and shall be deemed to have waived, each Default and Event of Default under (and as defined in) the Existing Credit Agreement in existence as of the Closing Date to the extent (i) arising out of the commencement of the Chapter 11 Cases or (ii) such Default or Event of Default otherwise shall have occurred and be continuing based on facts known to the Administrative Agent or any Lender as of the Closing Date.

SECTION 9.18    [No Requirement of Lender Signatures.    Each Lender listed on Schedule 2.01 shall be a party hereto in accordance with the Reorganization Plan and, pursuant to the Reorganization Plan, is bound hereby without the requirement of any such Lender to execute a signature page hereto.]43

[43]	To be included if applicable.

IN WITNESS WHEREOF, the Borrower and the Agents have caused this Agreement to be duly executed by their respective authorized officers or representatives as of the day and year first above written.

SUPERMEDIA INC.,

by
Name:
Title:

DEX ONE CORPORATION,

by
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Administrative Agent and Collateral Agent

by
Name:
Title:

APPENDIX H

UNAUDITED LIQUIDATION ANALYSIS OF DEX ONE CORPORATION

Pursuant to Section 1129(a)(7) of the Bankruptcy Code (often called the “Best Interests Test”), each holder of an impaired claim or interest must either (a) accept the plan of reorganization (the “Plan”) or (b) receive or retain under the Plan property of a value, as of the effective date, that is not less than the value such holder would receive or retain if Dex One and its subsidiaries (“Dex One”) were to be liquidated under Chapter 7 of the Bankruptcy Code. In determining whether the Best Interests Test has been met, the first step is to determine the dollar amount that would be generated from a hypothetical liquidation of Dex One’s assets in Chapter 7. The gross amount of cash available for distribution to creditors would be the sum of the proceeds from the disposition of Dex One’s assets and the cash held by Dex One at the commencement of its Chapter 7 cases. Such amount would then be reduced by the costs and expenses of the liquidation.

In order to determine whether the Best Interests Test has been satisfied, available cash and the proceeds from the liquidation of Dex One’s assets would be applied to secured claims (to the extent of the value of the underlying collateral) and to satisfy administrative expense claims (including any incremental administrative expense claims that may result from the termination of Dex One’s businesses and the liquidation of its assets), priority tax claims, and priority non-tax claims, all of which are senior in priority to noteholders claims and general unsecured claims. Any remaining cash would be available for distribution to the holders of noteholders claims and general unsecured claims in accordance with the distribution hierarchy established by Section 726 of the Bankruptcy Code.

This liquidation analysis (the “Liquidation Analysis”) was prepared by Dex One with assistance from its financial advisor and represents Dex One’s best estimate of the cash proceeds, net of liquidation-related costs that would be available for distribution to the holders of claims and Dex One interests if Dex One were liquidated under Chapter 7 of the Bankruptcy Code. This Liquidation Analysis assumes that Dex One’s Chapter 11 cases are converted into liquidation cases under Chapter 7 in a “shut-the-door” liquidation that does not preserve the going concern value of Dex One’s estates.

Unless otherwise stated, (i) the asset values used in this Liquidation Analysis reflect the unaudited book values of Dex One’s assets as of September 30, 2012 and (ii) Dex One’s liabilities are based on Dex One’s actual liabilities as of September 30, 2012.

THE INFORMATION SET FORTH IN THIS LIQUIDATION ANALYSIS IS PRELIMINARY AND IS SUBJECT TO MODIFICATION AND SUPPLEMENTATION BY DEX ONE AT ANY TIME UP TO THE PLAN SUPPLEMENT FILING DATE.

The Liquidation Analysis is premised upon a number of estimates and assumptions that, although developed and considered reasonable by Dex One, after consultation with its financial advisor, are inherently subject to significant business, economic and competitive uncertainties and contingencies that are beyond the control of Dex One and its management. Accordingly, there can be no assurance that the estimated values reflected in this Liquidation Analysis would be realized if Dex One were, in fact, to undergo liquidation under Chapter 7. In addition, any such liquidation would take place under future circumstances that cannot be predicted with certainty. Accordingly, although the analysis that follows is necessarily presented with numerical specificity, if Dex One’s estates were in fact liquidated as described herein, the actual liquidation proceeds could vary significantly from the amounts set forth in this Liquidation Analysis. Such actual liquidation proceeds could be materially higher or lower than the amounts set forth herein, and no representation or warranty can be or is being made with respect to the actual proceeds that would be generated from a liquidation of Dex One under Chapter 7 of the Bankruptcy Code.

The Liquidation Analysis has been prepared solely for the purposes of estimating the asset proceeds available in hypothetical Chapter 7 liquidation. Nothing contained in this Liquidation Analysis is intended as or constitutes a concession or admission for any purpose other than the presentation of a hypothetical liquidation analysis for purposes of the Best Interests Test. The Liquidation Analysis should be read in conjunction with the accompanying assumptions. The Liquidation Analysis has been prepared on a Dex One Entity-by-Dex One Entity basis, consistent with the deconsolidated structure of the Plan. Accordingly, claims against each of the Dex One entities have been identified and allocated by Class for purposes of the Liquidation Analysis. The following Dex One Entity is not included in the Liquidation Analysis because it has de minimis assets: RH Donnelley Corp.

Capitalized terms used but not defined in this Liquidation Analysis have the meaning assigned thereto in the Plan, a copy of which is attached to this document as Appendix F.

General Assumptions

Upon conversion of Dex One’s Chapter 11 cases to Chapter 7, a trustee (the “Chapter 7 Trustee”) would be appointed to manage Dex One’s affairs and to conduct the liquidation of Dex One’s assets as an alternative to the continued operation of Dex One’s business on a going concern basis as proposed under the Plan. This Liquidation Analysis assumes that it would not be possible to sell Dex One as a going concern in a Chapter 7 case, which would precipitate a shutdown of Dex One’s operations. Accordingly, Dex One has assumed that the Chapter 7 Trustee would be forced to sell Dex One’s assets in a traditional “bricks and mortar” liquidation, which would result in the loss of most, if not all, of the going concern value attributable to Dex One’s assets.

To maximize recoveries, the hypothetical liquidation is assumed to take place over a six to twelve month period (the “Wind-Down Period”), during which time all of Dex One’s major assets (which primarily consist of receivables) would be collected or sold and the cash proceeds, net of liquidation-related costs, would be distributed to creditors. Dex One has assumed that the collection of receivables, sale of assets, and wind-down of operations would be substantially completed during the Wind-Down Period. There can be no assurances that all assets of Dex One would be completely liquidated during this time period. The Liquidation Analysis assumes that there would be no proceeds from the recoveries on any potential preference, fraudulent conveyance, or other causes of action belonging to Dex One’s estates. This Liquidation Analysis assumes that Dex One would be forced to cease substantially all operations almost immediately upon conversion of their cases to Chapter 7. The likely consequences of the conversion to Chapter 7 include the following:

•

Dex One’s workforce consists of specialized employees who are coveted by Dex One’s competitors. With Dex One facing certain liquidation, those employees are likely to quickly leave Dex One and find employment elsewhere. The loss of Dex One’s employees would make an orderly wind down significantly more difficult and would render the possibility of continuing operations in an effort to complete a going concern sale highly remote, if not impossible. The inability to retain employees for a transitional period would be exacerbated by concerns over Dex One’s ability to fund ongoing payroll obligations.

•

Substantially all of Dex One’s revenues are derived from advertising sales. Dex One’s customers have the ability to quickly shift their purchases from Dex One’s publications and websites to Dex One’s competitors and/or other advertising mediums. It is highly unlikely that the Chapter 7 Trustee could maintain many, if any, of Dex One’s customers for any meaningful period of time upon the commencement of the Wind-Down Period.

•	Net accounts receivables would be difficult to collect in full. Dex One would, as a result, experience high levels of uncollectible accounts receivable.

•

The majority of Dex One’s property, plant and equipment (“PP&E”) consists of depreciated computer equipment and internally and externally developed software. Dex One leases substantially all of its office space. These assets have very limited value on the secondary market and it is unlikely that any meaningful value would be realized from the liquidation of such assets.

•

Substantially all of Dex One’s assets are intangible and are in the form of directory service agreements, brand names, and trademarks. The value of these assets would be severely compromised in a liquidation scenario, although some value would likely be realized from the sale of the subscriber lists and from the sale of Dex One’s trademarks and URLs.

Specific Assumptions

A. Cash and Cash Equivalents

The Liquidation Analysis assumes that Dex One’s actual cash balance as of September 30, 2012, in the amount of approximately $96 million, would be 100% recoverable. The Liquidation Analysis assumes that operations during the Wind-Down Period would not generate additional cash, except for the net proceeds realized by the Chapter 7 Trustee from the disposition of non-cash assets.

B. Accounts Receivable

The Liquidation Analysis assumes that the Chapter 7 Trustee would retain certain existing employees of Dex One to handle an aggressive collection effort for the existing accounts receivable. Collections during a liquidation of Dex One would likely be significantly compromised as customers may attempt to offset outstanding amounts owed to Dex One against alleged damage and breach of contract claims. Estimated proceeds from accounts receivable in a liquidation scenario are based on management’s estimate of collectability. An estimated recovery percentage range of 30% to 40% was assumed. Intercompany accounts receivable are assumed to have no value for purposes of this Liquidation Analysis. This liquidation analysis assumes Dex One would continue to bill for published but unamortized revenue. However, Dex One’s ability to collect such receivables is highly uncertain.

C. Deferred Directory Costs

Deferred directory costs consist of deferred sales commissions and deferred print, paper and initial distribution costs. Deferred directory costs would be amortized over the life of the directory in a going concern scenario. Deferred directory costs are assumed to have no value in liquidation.

D. Prepaid Expenses

Prepaid expenses consist primarily of prepaid print and paper expenses, prepaid commissions, prepaid insurance expense, prepaid rent expense, and other miscellaneous prepaid expenses. Prepaid expenses are assumed to have no value in a liquidation scenario.

E. Other Current Assets

Other current assets consist primarily of miscellaneous receivables, state franchise tax refunds receivables and credit card receivables. Miscellaneous receivables are deemed to be 80 to 95% recoverable based on the fact that 97% of this balance represents tax refunds receivable and credit card receivables which are deemed to be recoverable. Credit card receivables represent a timing difference between the authorization of the credit card transaction and the receipt of monies from the credit card processor.

F. Deferred Tax Assets

The deferred tax assets are assumed to have no value for purposes of this Liquidation Analysis.

G. Property, Plant and Equipment

PP&E primarily consists of owned assets such as computer equipment and software, leasehold improvements, and furniture & fixtures. A majority of these assets are significantly depreciated and are unlikely to result in any meaningful liquidation value. There is no recoverability for leasehold improvements since such improvements will revert to the lessor upon discontinuation of the leases. An estimated recovery percentage has been applied by asset category. The likely proceeds from the sale of such assets are estimated at 10% - 35% of book value on a net basis.

H. Other Illiquid Assets

Investment in consolidated subsidiaries, and deferred financing costs are all assumed to have no value for purposes of this Liquidation Analysis.

I. Intangible Assets and Goodwill

Goodwill and other intangible assets are assumed to have 0% realizable value in liquidation.

J. Other Non-Current Assets

Other non-current assets include deferred financing costs, mark-to-market interest rate swaps, lease agreement receivables, long term deferred tax assets, various deposits and restricted cash. Other non-current assets are assumed to have no value for purposes of this Liquidation Analysis. Intercompany investments consist of parent company interest recognition and are assumed to have no value for purposes of this Liquidation Analysis.

Chapter 7 Administrative Claims

K. Chapter 7 Trustee Fees

Chapter 7 Trustee fees are estimated based on historical experience in similar cases and are estimated to be 3% of the total cash proceeds generated during the liquidation, net of cash on hand.

L. Chapter 7 Professional Fees

Chapter 7 Professional fees include legal and accounting fees expected to be incurred by the Chapter 7 Trustee during the Wind-Down Period and not already deducted from liquidation values. Monthly professional fees for legal, accounting and other staff to assist the estates and the Chapter 7 Trustee with the liquidation process are assumed to be 25% of the Chapter 7 Trustee’s fees.

M. Wind - Down Costs

Wind-down costs are associated with the retention of select general and administrative (“G&A”) employees primarily in the collections, accounting, human resource, treasury and legal departments. Management estimates these costs to range between 20% and 30% of annual G&A expense.

N. Priority Tax Claims

Priority Tax Claims include remaining 2012 state tax payments.

O. Secured Claims

For purposes of this Liquidation Analysis, the Secured Claims include the RHDI Credit Facility Claims, the RHDI Credit Facility Guaranty Claims, the DMW Credit Facility Claims, the DMW Credit Facility Guaranty Claims, the DME Credit Facility Claims, and the DME Credit Facility Guaranty Claims.

P. Noteholders Claims and General Unsecured Claims

For purposes of this Liquidation Analysis, the Unsecured Claims consist of the Senior Subordinated Notes Claims and the General Unsecured Claims (including remaining lease obligations) as estimated in the Disclosure Statement. The Liquidation Analysis does not attempt to estimate the potential additional General Unsecured Claims that would likely arise as a result of the termination of Dex One’s pension and benefit plans, the rejection of remaining executory contracts, and the failure of Dex One to perform under existing contracts with its customers and vendors. Such additional claims would likely result from a cessation of operations as contemplated herein and would likely be substantial in amount. Senior Subordinated Notes Claims and the General Unsecured Claims are assumed to be paid on a pro rata basis from the net proceeds available, if any, after the payment in full of Secured Claims.

Conclusion

As set forth in this Liquidation Analysis, in a hypothetical Chapter 7 liquidation, secured creditors’ recoveries likely would range from approximately zero to approximately 18 percent of the face value of their respective secured claims, and unsecured creditors and holders of equity interests likely would receive no recoveries. Under the Plan, all secured and unsecured creditors are projected to recover 100 percent of the face value of their respective claims. Based on the significantly lower estimated recoveries for secured and unsecured creditors and holders of equity interests under this hypothetical liquidation analysis, Dex One, after consultation with its financial advisor, believes that the Plan satisfies the requirements of the Best Interests Test established by Section 1129(a)(7) of the Bankruptcy Code.

($ in thousands)
		Book Value as of 9/30/2012	Estimated Recovery (%)		Estimated Liquidation ($)
RHDI			Low	High	Low	High
	Gross Proceeds
a.	Cash and Cash Equivalents:	$27,418	100.0%	100.0%	$27,418	$27,418
b.	Net Accounts Receivable:	215,572	30.0%	40.0%	64,672	86,229
b.	I/C Receivables:	0	—	—	—	—
c.	Deferred directory costs:	45,216	—	—	—	—
d.	Prepaids:	9,326	—	—	—	—
e.	Other Current Assets:	3,756	80.0%	95.0%	3,005	3,568
f.	Deferred Tax:	24,415	—	—	—	—
g.	Fixed Assets and Computer Software, Net:	30,894	10.0%	35.0%	3,089	10,813
h.	Investment in subsidiaries:	0	—	—	—	—
i.	Intangible Assets, Net:	640,708	—	—	—	—
h.	Goodwill:	(0)	—	—	—	—
h.	Deferred Financing Costs:	1,767	—	—	—	—
f.	Deferred Tax Asset L/T:	6,937	—	—	—	—
j.	Other Non-Current Assets:	346	—	—	—	—

	Gross Proceeds Available for Distribution	$1,006,355	9.8%	12.7%	$98,184	$128,029

	Chapter 7 Administrative Claims
k.	Trustee Fees		100.0%	100.0%	$2,123	$3,018
l.	Professional Fees		100.0%	100.0%	531	755
m.	Wind Down Costs		100.0%	100.0%	7,978	11,966
n.	Priority Tax Claims		100.0%	100.0%	431	431

	Total Chapter 7 Administrative Claims		100.0%	100.0%	$11,062	$16,170

	Net Proceeds Available for Distribution				$87,122	$111,858

o.	Secured Claims
	RHDI Credit Facility Claims	$783,558	11.1%	14.3%	$87,122	$111,858

	Total Secured Claims	$783,558	11.1%	14.3%	$87,122	$111,858

	Net Proceeds Available for Unsecured Claims				—	—

p.	Unsecured Claims
	Senior Subordinated Notes Claims	$227,222	—	—	—	—
	General Unsecured Claims	28,873	—	—	—	—

	Total Unsecured Claims	$256,095	—	—	—	—

	Net Proceeds Available to Common Stockholders				—	—

($ in thousands)
		Book Value as of 9/30/2012	Estimated Recovery (%)		Estimated Liquidation ($)
Dex Media East			Low	High	Low	High
	Gross Proceeds
a.	Cash and Cash Equivalents:	$24,135	100.0%	100.0%	$24,135	$24,135
b.	Net Accounts Receivable:	133,523	30.0%	40.0%	40,057	53,409
b.	I/C Receivables:	—	—	—	—	—
c.	Deferred directory costs:	25,389	—	—	—	—
d.	Prepaids:	3,250	—	—	—	—
e.	Other Current Assets:	2,390	80.0%	95.0%	1,912	2,271
f.	Deferred Tax:	9,008	—	—	—	—
g.	Fixed Assets and Computer Software, Net:	19,349	10.0%	35.0%	1,935	6,772
h.	Investment in subsidiaries:	—	—	—	—	—
i.	Intangible Assets, Net:	571,654	—	—	—	—
h.	Goodwill:	(0)	—	—	—	—
h.	Deferred Financing Costs:	1,012	—	—	—	—
f.	Deferred Tax Asset L/T:	—	—	—	—	—
j.	Other Non-Current Assets:	6,189	—	—	—	—

	Gross Proceeds Available for Distribution	$795,900	8.5%	10.9%	$68,039	$86,587

	Chapter 7 Administrative Claims
k.	Trustee Fees		100.0%	100.0%	$1,317	$1,874
l.	Professional Fees		100.0%	100.0%	329	468
m.	Wind Down Costs		100.0%	100.0%	6,289	9,434
n.	Priority Tax Claims		100.0%	100.0%	291	291

	Total Chapter 7 Administrative Claims		100.0%	100.0%	$8,227	$12,067

	Net Proceeds Available for Distribution				$59,812	$74,520

o.	Secured Claims
	DME Credit Facility Claims	$514,625	11.6%	14.5%	$59,812	$74,520

	Total Secured Claims	$514,625	11.6%	14.5%	$59,812	$74,520

	Net Proceeds Available for Unsecured Claims				—	—

p.	Unsecured Claims
	Senior Subordinated Notes Claims	—	—	—	—	—
	General Unsecured Claims	23,989	—	—	—	—

	Total Unsecured Claims	$23,989	—	—	—	—

	Net Proceeds Available to Common Stockholders				—	—

($ in thousands)
		Book Value as of 9/30/2012	Estimated Recovery (%)		Estimated Liquidation ($)
Dex Media West			Low	High	Low	High
	Gross Proceeds
a.	Cash and Cash Equivalents:	$26,614	100.0%	100.0%	$26,614	$26,614
b.	Net Accounts Receivable:	148,090	30.0%	40.0%	44,427	59,236
b.	I/C Receivables:	—	—	—	—	—
c.	Deferred directory costs:	27,143	—	—	—	—
d.	Prepaids:	10,203	—	—	—	—
e.	Other Current Assets:	2,779	80.0%	95.0%	2,223	2,640
f.	Deferred Tax:	5,978	—	—	—	—
g.	Fixed Assets and Computer Software, Net:	24,997	10.0%	35.0%	2,500	8,749
h.	Investment in subsidiaries:	—	—	—	—	—
i.	Intangible Assets, Net:	707,651	—	—	—	—
h.	Goodwill:	(0)	—	—	—	—
h.	Deferred Financing Costs:	1,829	—	—	—	—
f.	Deferred Tax Asset L/T:	—	—	—	—	—
j.	Other Non-Current Assets:	5,007	—	—	—	—

	Gross Proceeds Available for Distribution	$960,291	7.9%	10.1%	$75,764	$97,239

	Chapter 7 Administrative Claims
k.	Trustee Fees		100.0%	100.0%	$1,475	$2,119
l.	Professional Fees		100.0%	100.0%	369	530
m.	Wind Down Costs		100.0%	100.0%	7,609	11,413
n.	Priority Tax Claims		100.0%	100.0%	356	356

	Total Chapter 7 Administrative Claims		100.0%	100.0%	$9,807	$14,417

	Net Proceeds Available for Distribution				$65,956	$82,822

o.	Secured Claims
	DMW Credit Facility Claims	$501,721	13.1%	16.5%	$65,956	$82,822

	Total Secured Claims	$501,721	13.1%	16.5%	$65,956	$82,822

	Net Proceeds Available for Unsecured Claims				—	—

p.	Unsecured Claims
	Senior Subordinated Notes Claims	—	—	—	—	—
	General Unsecured Claims	19,000	—	—	—	—

	Total Unsecured Claims	$19,000	—	—	—	—

	Net Proceeds Available to Common Stockholders				—	—

($ in thousands)
		Book Value as of 9/30/2012	Estimated Recovery (%)		Estimated Liquidation ($)
RHDI APIL			Low	High	Low	High
	Gross Proceeds
a.	Cash and Cash Equivalents:	—	100.0%	100.0%	—	—
b.	Net Accounts Receivable:	—	30.0%	40.0%	—	—
b.	I/C Receivables:	—	—	—	—	—
c.	Deferred directory costs:	—	—	—	—	—
d.	Prepaids:	—	—	—	—	—
e.	Other Current Assets:	—	80.0%	95.0%	—	—
f.	Deferred Tax:	13,853	—	—	—	—
g.	Fixed Assets and Computer Software, Net:	—	10.0%	35.0%	—	—
h.	Investment in subsidiaries:	—	—	—	—	—
i.	Intangible Assets, Net:	—	—	—	—	—
h.	Goodwill:	—	—	—	—	—
h.	Deferred Financing Costs:	—	—	—	—	—
f.	Deferred Tax Asset L/T:	53,779	—	—	—	—
j.	Other Non-Current Assets:	—	—	—	—	—

	Gross Proceeds Available for Distribution	$67,632	—	—	—	—

	Chapter 7 Administrative Claims
k.	Trustee Fees		100.0%	100.0%	—	—
l.	Professional Fees		100.0%	100.0%	—	—
m.	Wind Down Costs		100.0%	100.0%	—	—
n.	Priority Tax Claims		100.0%	100.0%	—	—

	Total Chapter 7 Administrative Claims		100.0%	100.0%	—	—

	Net Proceeds Available for Distribution				—	—

o.	Secured Claims
	RHDI Credit Facility Claims	$783,558	—	—	—	—
	DME Credit Facility Claims	514,625	—	—	—	—
	DMW Credit Facility Claims	501,721	—	—	—	—

	Total Secured Claims	$1,799,904	—	—	—	—

	Net Proceeds Available for Unsecured Claims				—	—

p.	Unsecured Claims
	Senior Subordinated Notes Claims	—	—	—	—	—
	General Unsecured Claims	—	—	—	—	—

	Total Unsecured Claims	—	—	—	—	—

	Net Proceeds Available to Common Stockholders				—	—

($ in thousands)
		Book Value as of 9/30/2012	Estimated Recovery (%)		Estimated Liquidation ($)
Dex Media Inc			Low	High	Low	High
	Gross Proceeds
a.	Cash and Cash Equivalents:	$89	100.0%	100.0%	$89	$89
b.	Net Accounts Receivable:	—	30.0%	40.0%	—	—
b.	I/C Receivables:	—	—	—	—	—
c.	Deferred directory costs:	—	—	—	—	—
d.	Prepaids:	—	—	—	—	—
e.	Other Current Assets:	—	80.0%	95.0%	—	—
f.	Deferred Tax:	—	—	—	—	—
g.	Fixed Assets and Computer Software, Net:	—	10.0%	35.0%	—	—
h.	Investment in subsidiaries:	0	—	—	—	—
i.	Intangible Assets, Net:	—	—	—	—	—
h.	Goodwill:	(0)	—	—	—	—
h.	Deferred Financing Costs:	—	—	—	—	—
f.	Deferred Tax Asset L/T:	(4)	—	—	—	—
j.	Other Non-Current Assets:	—	—	—	—	—

	Gross Proceeds Available for Distribution	$86	104.4%	104.4%	$89	$89

	Chapter 7 Administrative Claims
k.	Trustee Fees		100.0%	100.0%	—	—
l.	Professional Fees		100.0%	100.0%	—	—
m.	Wind Down Costs		100.0%	100.0%	(0)	(0)
n.	Priority Tax Claims		100.0%	100.0%	—	—

	Total Chapter 7 Administrative Claims		100.0%	100.0%	($0)	($0)

	Net Proceeds Available for Distribution				$89	$89

o.	Secured Claims
	RHDI Credit Facility Claims	$783,558	0.0%	0.0%	$39	$39
	DME Credit Facility Claims	514,625	0.0%	0.0%	26	26
	DMW Credit Facility Claims	501,721	0.0%	0.0%	25	25

	Total Secured Claims	$1,799,904	0.0%	0.0%	$89	$89

	Net Proceeds Available for Unsecured Claims				—	—

p.	Unsecured Claims
	Senior Subordinated Notes Claims	—	—	—	—	—
	General Unsecured Claims	—	—	—	—	—

	Total Unsecured Claims	—	—	—	—	—

	Net Proceeds Available to Common Stockholders				—	—

($ in thousands)
		Book Value as of 9/30/2012	Estimated Recovery (%)		Estimated Liquidation ($)
Dex Media Services			Low	High	Low	High

	Gross Proceeds
a.	Cash and Cash Equivalents:	—	100.0%	100.0%	—	—
b.	Net Accounts Receivable:	—	30.0%	40.0%	—	—
b.	I/C Receivables:	—	—	—	—	—
c.	Deferred directory costs:	—	—	—	—	—
d.	Prepaids:	—	—	—	—	—
e.	Other Current Assets:	1	80.0%	95.0%	1	1
f.	Deferred Tax:	—	—	—	—	—
g.	Fixed Assets and Computer Software, Net:	—	10.0%	35.0%	—	—
h.	Investment in subsidiaries:	—	—	—	—	—
i.	Intangible Assets, Net:	—	—	—	—	—
h.	Goodwill:	—	—	—	—	—
h.	Deferred Financing Costs:	—	—	—	—	—
f.	Deferred Tax Asset L/T:	—	—	—	—	—
j.	Other Non-Current Assets:	—	—	—	—	—

	Gross Proceeds Available for Distribution	$1	80.0%	95.0%	$1	$1

	Chapter 7 Administrative Claims
k.	Trustee Fees		100.0%	100.0%	$0	$0
l.	Professional Fees		100.0%	100.0%	0	0
m.	Wind Down Costs		100.0%	100.0%	0	0
n.	Priority Tax Claims		100.0%	100.0%	—	—

	Total Chapter 7 Administrative Claims		100.0%	100.0%	$0	$0

	Net Proceeds Available for Distribution				$1	$1

o.	Secured Claims
	RHDI Credit Facility Claims	$783,558	0.0%	0.0%	$0	$1
	DME Credit Facility Claims	514,625	0.0%	0.0%	0	0
	DMW Credit Facility Claims	501,721	0.0%	0.0%	0	0

	Total Secured Claims	$1,799,904	0.0%	0.0%	$1	$1

	Net Proceeds Available for Unsecured Claims				—	—

p.	Unsecured Claims
	Senior Subordinated Notes Claims	—	—	—	—	—
	General Unsecured Claims	17,297	—	—	—	—

	Total Unsecured Claims	$17,297	—	—	—	—

	Net Proceeds Available to Common Stockholders				—	—

($ in thousands)
		Book Value as of 9/30/2012	Estimated Recovery (%)		Estimated Liquidation ($)
Dex One Digital			Low	High	Low	High

	Gross Proceeds
a.	Cash and Cash Equivalents:	$505	100.0%	100.0%	$505	$505
b.	Net Accounts Receivable:	1,980	30.0%	40.0%	594	792
b.	I/C Receivables:	—	—	—	—	—
c.	Deferred directory costs:	853	—	—	—	—
d.	Prepaids:	9	—	—	—	—
e.	Other Current Assets:	40	80.0%	95.0%	32	38
f.	Deferred Tax:	—	—	—	—	—
g.	Fixed Assets and Computer Software, Net:	—	10.0%	35.0%	—	—
h.	Investment in subsidiaries:	—	—	—	—	—
i.	Intangible Assets, Net:	—	—	—	—	—
h.	Goodwill:	—	—	—	—	—
h.	Deferred Financing Costs:	—	—	—	—	—
f.	Deferred Tax Asset L/T:	263	—	—	—	—
j.	Other Non-Current Assets:	264	—	—	—	—

	Gross Proceeds Available for Distribution	$3,914	28.9%	34.1%	$1,131	$1,335

	Chapter 7 Administrative Claims
k.	Trustee Fees		100.0%	100.0%	$19	$25
l.	Professional Fees		100.0%	100.0%	5	6
m.	Wind Down Costs		100.0%	100.0%	28	42
n.	Priority Tax Claims		100.0%	100.0%	—	—

	Total Chapter 7 Administrative Claims		100.0%	100.0%	$51	$73

	Net Proceeds Available for Distribution				$1,079	$1,262

o.	Secured Claims
	RHDI Credit Facility Claims	$783,558	0.1%	0.1%	$470	$549
	DME Credit Facility Claims	514,625	0.1%	0.1%	309	361
	DMW Credit Facility Claims	501,721	0.1%	0.1%	301	352

	Total Secured Claims	$1,799,904	0.1%	0.1%	$1,079	$1,262

	Net Proceeds Available for Unsecured Claims				—	—

p.	Unsecured Claims
	Senior Subordinated Notes Claims	—	—	—	—	—
	General Unsecured Claims	5	—	—	—	—

	Total Unsecured Claims	$5	—	—	—	—

	Net Proceeds Available to Common Stockholders				—	—

($ in thousands)
		Book Value as of 9/30/2012	Estimated Recovery (%)		Estimated Liquidation ($)
Dex One Shared Services			Low	High	Low	High

	Gross Proceeds
a.	Cash and Cash Equivalents:	$5,995	100.0%	100.0%	$5,995	$5,995
b.	Net Accounts Receivable:	—	30.0%	40.0%	—	—
b.	I/C Receivables:	—	—	—	—	—
c.	Deferred directory costs:	—	—	—	—	—
d.	Prepaids:	9,692	—	—	—	—
e.	Other Current Assets:	409	80.0%	95.0%	327	388
f.	Deferred Tax:	17,817	—	—	—	—
g.	Fixed Assets and Computer Software, Net:	42,319	10.0%	35.0%	4,232	14,812
h.	Investment in subsidiaries:	—	—	—	—	—
i.	Intangible Assets, Net:	—	—	—	—	—
h.	Goodwill:	—	—	—	—	—
h.	Deferred Financing Costs:	—	—	—	—	—
f.	Deferred Tax Asset L/T:	(60,976)	—	—	—	—
j.	Other Non-Current Assets:	1,290	—	—	—	—

	Gross Proceeds Available for Distribution	$16,546	63.8%	128.1%	$10,554	$21,195

	Chapter 7 Administrative Claims
k.	Trustee Fees		100.0%	100.0%	$137	$456
l.	Professional Fees		100.0%	100.0%	34	114
m.	Wind Down Costs		100.0%	100.0%	86	129
n.	Priority Tax Claims		100.0%	100.0%	—	—

	Total Chapter 7 Administrative Claims		100.0%	100.0%	$257	$699

	Net Proceeds Available for Distribution				$10,297	$20,496

o.	Secured Claims
	RHDI Credit Facility Claims	$783,558	0.6%	1.1%	$4,483	$8,923
	DME Credit Facility Claims	514,625	0.6%	1.1%	2,944	5,860
	DMW Credit Facility Claims	501,721	0.6%	1.1%	2,870	5,713

	Total Secured Claims	$1,799,904	0.6%	1.1%	$10,297	$20,496

	Net Proceeds Available for Unsecured Claims				—	—

p.	Unsecured Claims
	Senior Subordinated Notes Claims	—	—	—	—	—
	General Unsecured Claims	5,587	—	—	—	—

	Total Unsecured Claims	$5,587	—	—	—	—

	Net Proceeds Available to Common Stockholders				—	—

($ in thousands)
		Book Value as of 9/30/2012	Estimated Recovery (%)		Estimated Liquidation ($)
Dex One Corp			Low	High	Low	High

	Gross Proceeds
a.	Cash and Cash Equivalents:	$10,849	100.0%	100.0%	$10,849	$10,849
b.	Net Accounts Receivable:	—	30.0%	40.0%	—	—
b.	I/C Receivables:	—	—	—	—	—
c.	Deferred directory costs:	—	—	—	—	—
d.	Prepaids:	25	—	—	—	—
e.	Other Current Assets:	852	80.0%	95.0%	682	809
f.	Deferred Tax:	438	—	—	—	—
g.	Fixed Assets and Computer Software, Net:	—	10.0%	35.0%	—	—
h.	Investment in subsidiaries:	0	—	—	—	—
i.	Intangible Assets, Net:	—	—	—	—	—
h.	Goodwill:	—	—	—	—	—
h.	Deferred Financing Costs:	—	—	—	—	—
f.	Deferred Tax Asset L/T:	—	—	—	—	—
j.	Other Non-Current Assets:	—	—	—	—	—

	Gross Proceeds Available for Distribution	$12,164	94.8%	95.8%	$11,531	$11,659

	Chapter 7 Administrative Claims
k.	Trustee Fees		100.0%	100.0%	$20	$24
l.	Professional Fees		100.0%	100.0%	5	6
m.	Wind Down Costs		100.0%	100.0%	11	16
n.	Priority Tax Claims		100.0%	100.0%	—	—

	Total Chapter 7 Administrative Claims		100.0%	100.0%	$36	$46

	Net Proceeds Available for Distribution				$11,495	$11,612

o.	Secured Claims
	RHDI Credit Facility Claims	$783,558	0.6%	0.6%	$5,004	$5,055
	DME Credit Facility Claims	514,625	0.6%	0.6%	3,286	3,320
	DMW Credit Facility Claims	501,721	0.6%	0.6%	3,204	3,237

	Total Secured Claims	$1,799,904	0.6%	0.6%	$11,495	$11,612

	Net Proceeds Available for Unsecured Claims				—	—

p.	Unsecured Claims
	Senior Subordinated Notes Claims	—	—	—	—	—
	General Unsecured Claims	—	—	—	—	—

	Total Unsecured Claims	—	—	—	—	—

	Net Proceeds Available to Common Stockholders				—	—

APPENDIX I

UNAUDITED LIQUIDATION ANALYSIS OF SUPERMEDIA INC.

Pursuant to section 1129(a)(7) of the Bankruptcy Code (often called the “Best Interests Test”), each holder of an impaired claim or interest must either (a) accept the plan of reorganization (the “Plan”) or (b) receive or retain under the Plan property of a value, as of the effective date of emergence from bankruptcy, that is not less than the value such holder would receive or retain if SuperMedia Inc. and its subsidiaries (“SuperMedia”) were to be liquidated under Chapter 7 of the Bankruptcy Code. In determining whether the Best Interests Test has been met, the first step is to determine the dollar amount that would be generated from a hypothetical liquidation of SuperMedia’s assets in Chapter 7. The gross amount of cash available for distribution to creditors would be the sum of the proceeds from the disposition of SuperMedia’s assets and the cash held by SuperMedia at the commencement of their Chapter 7 cases. Such amount would then be reduced by the costs and expenses of the liquidation.

In order to determine whether the Best Interests Test has been satisfied, available cash and the proceeds from the liquidation of SuperMedia’s assets would be applied to secured claims (to the extent of the value of the underlying collateral) and to satisfy administrative expense claims (including any incremental administrative expense claims that may result from the termination of SuperMedia’s businesses and the liquidation of their assets), priority tax claims, and priority non-tax claims, all of which are senior in priority to general unsecured claims. Any remaining cash would be available for distribution to general unsecured claims in accordance with the distribution hierarchy established by Section 726 of the Bankruptcy Code.

This liquidation analysis (the “Liquidation Analysis”) was prepared by SuperMedia with assistance from its financial advisors and represents SuperMedia’s best estimate of the cash proceeds, net of liquidation-related costs, that would be available for distribution to the holders of claims and SuperMedia interests if SuperMedia were liquidated under Chapter 7 of the Bankruptcy Code. This Liquidation Analysis assumes that SuperMedia’s Chapter 11 cases are converted into liquidation cases under Chapter 7 in a “shut-the-door” liquidation that does not preserve the going concern value of SuperMedia’s estates.

Unless otherwise stated, (i) the asset values used in this Liquidation Analysis reflect the unaudited book values of SuperMedia’s assets as of September 30, 2012 and (ii) SuperMedia’s liabilities are based on SuperMedia’s actual liabilities as of September 30, 2012.

THE INFORMATION SET FORTH IN THIS LIQUIDATION ANALYSIS IS PRELIMINARY AND IS SUBJECT TO MODIFICATION AND SUPPLEMENTATION BY SUPERMEDIA AT ANY TIME UP TO THE PLAN SUPPLEMENT FILING DATE.

The Liquidation Analysis is premised upon a number of estimates and assumptions that, although developed and considered reasonable by SuperMedia and its financial advisors, are inherently subject to significant business, economic and competitive uncertainties and contingencies that are beyond the control of SuperMedia and its management. Accordingly, there can be no assurance that the estimated values reflected in this Liquidation Analysis would be realized if SuperMedia were, in fact, to undergo liquidation under Chapter 7. In addition, any such liquidation would take place under future circumstances that cannot be predicted with certainty. Accordingly, although the analysis that follows is necessarily presented with numerical specificity, if SuperMedia’s estates were in fact liquidated as described herein, the actual liquidation proceeds could vary significantly from the amounts set forth in this Liquidation Analysis. Such actual liquidation proceeds could be materially higher or lower than the amounts set forth herein, and no representation or warranty can be or is being made with respect to the actual proceeds that would be generated from a liquidation of SuperMedia under Chapter 7 of the Bankruptcy Code.

The Liquidation Analysis has been prepared solely for the purposes of estimating the asset proceeds available in hypothetical Chapter 7 liquidation. Nothing contained in this Liquidation Analysis is intended as or constitutes a concession or admission for any purpose other than the presentation of a hypothetical liquidation analysis for purposes of the Best Interests Test. The Liquidation Analysis should be read in conjunction with the accompanying assumptions. The Liquidation Analysis has been prepared on a SuperMedia Entity-by-SuperMedia Entity basis, consistent with the deconsolidated structure of the Plan. Accordingly, claims against each of the SuperMedia entities have been identified and allocated by class for purposes of the Liquidation Analysis.

Capitalized terms used but not defined in this Liquidation Analysis have the meaning assigned thereto in the Plan, a copy of which is attached to this document as Appendix G.

General Assumptions

Upon conversion of SuperMedia’s Chapter 11 cases to Chapter 7, a trustee (the “Chapter 7 Trustee”) would be appointed to manage SuperMedia’s affairs and to conduct the liquidation of SuperMedia’s assets as an alternative to the continued operation of SuperMedia’s business on a going concern basis as proposed under the Plan. This Liquidation Analysis assumes that it would not be possible to sell SuperMedia as a going concern in a Chapter 7 case, which would precipitate a shutdown of SuperMedia’s operations. Accordingly, SuperMedia has assumed that the Chapter 7 Trustee would be forced to sell SuperMedia’s assets in a traditional “bricks and mortar” liquidation, which would result in the loss of most, if not all, of the going concern value attributable to SuperMedia’s assets.

To maximize recoveries, the hypothetical liquidation is assumed to take place over a six to twelve month period (the “Wind-Down Period”), during which time all of SuperMedia’s major assets (which primarily consist of receivables) would be collected or sold and the cash proceeds, net of liquidation-related costs, would be distributed to creditors. SuperMedia has assumed that the collection of receivables, sale of assets, and wind-down of operations would be substantially completed during the Wind-Down Period. There can be no assurances that all assets of SuperMedia would be completely liquidated during this time period. The Liquidation Analysis assumes that there would be no proceeds from the recoveries on any potential preference, fraudulent conveyance, or other causes of action belonging to SuperMedia’s estates. This Liquidation Analysis assumes that SuperMedia would be forced to cease substantially all operations almost immediately upon conversion of their cases to Chapter 7. The likely consequences of the conversion to Chapter 7 include the following:

•

SuperMedia’s workforce consists of specialized employees who are coveted by SuperMedia’s competitors. With SuperMedia facing certain liquidation, those employees are likely to quickly leave SuperMedia and find employment elsewhere. The loss of SuperMedia’s employees would make an orderly wind down significantly more difficult and would render the possibility of continuing operations in an effort to complete a going concern sale highly remote, if not impossible. The inability to retain employees for a transitional period would be exacerbated by concerns over SuperMedia’s ability to fund ongoing payroll obligations.

•

Substantially all of SuperMedia’s revenues are derived from advertising sales. SuperMedia also operates in a highly competitive environment and their customers have ability to quickly shift their purchases from the SuperMedia’s publications and websites to SuperMedia’s competitors and/or other advertising mediums. It is highly unlikely that the Chapter 7 Trustee could maintain many, if any, of SuperMedia’s customers for any meaningful period of time upon the commencement of the Wind-Down Period.

•	Net accounts receivable would be difficult to collect in full. As a result, SuperMedia may experience high levels of uncollectible accounts receivable.

•

The majority of SuperMedia’s property, plant and equipment (“PP&E”) consists of land, buildings and depreciated computer equipment. SuperMedia leases substantially all of its office space. These assets have limited value on the secondary market.

•

Substantially all of SuperMedia’s assets are intangible and are in the form of client relationships, internal use software, marketing-related, and patented technologies. The value of these assets would be severely compromised in a liquidation scenario, although some value would likely be realized from the sale of the subscriber lists and from the sale of SuperMedia’s trademarks and URLs.

Specific Assumptions

A. Cash and Cash Equivalents

The Liquidation Analysis assumes that SuperMedia’s actual cash balance as of September 30, 2012, in the amount of approximately $94 million, would be 100% recoverable. The Liquidation Analysis assumes that operations during the Wind-Down Period would not generate additional cash, except for the net proceeds realized by the Chapter 7 Trustee from the disposition of non-cash assets.

B. Net Accounts Receivable

The Liquidation Analysis assumes that the Chapter 7 Trustee would retain certain existing employees of SuperMedia to handle an aggressive collection effort for the existing accounts receivable. Collections during a liquidation of SuperMedia would likely be significantly compromised as customers may attempt to offset outstanding amounts owed to SuperMedia against alleged damage and breach of contract claims. Estimated proceeds from accounts receivable in a liquidation scenario are based on management’s estimate of collectability. An estimated recovery percentage range of 30% to 40% was assumed. This liquidation analysis assumes that SuperMedia would continue to bill for published but unamortized revenue. However, SuperMedia’s ability to collect such receivables is highly uncertain.

C. Intercompany Receivables

Intercompany receivables are assumed to have 0% realizable value in liquidation.

D. Deferred Directory Costs

Deferred directory costs consist of deferred sales commissions and deferred print, paper and initial distribution costs. Deferred directory costs would be amortized over the life of the directory in a going concern scenario. Paper owned by SuperMedia Services Inc has been estimated as having a resale value of 45 to 55% of its book value. All other deferred directory costs are assumed to have no value in liquidation.

E. Prepaid Expenses

Prepaid expenses consist primarily of prepaid insurance expense, prepaid rent expense, and other miscellaneous prepaid expenses. Prepaid expenses are assumed to have no value in a liquidation scenario.

F. Other Current Assets

Other current assets consist primarily of interest receivable on short term investments and miscellaneous receivables.

G. Deferred Tax Assets

The deferred tax assets are assumed to have no value for purposes of this Liquidation Analysis.

H. Property, Plant and Equipment

PP&E primarily consists of owned assets such as computer equipment, land, buildings, leasehold improvements, and furniture & fixtures. A majority of these assets are significantly depreciated and are unlikely to result in any meaningful liquidation value. There is no recoverability for leasehold improvements since such improvements will revert to the lessor upon discontinuation of the leases. An estimated recovery percentage has been applied by asset category. The likely proceeds from the sale of such assets are estimated at 10% - 35% of book value on a net basis.

I. Other Non-Current Assets, Investments in Unconsolidated Subsidiaries and Investments in Consolidated Subsidiaries

Other non-current assets include pension assets and various deposits. Other non-current assets are assumed to have no value for purposes of this Liquidation Analysis.

Investments in consolidated subsidiaries are eliminated in consolidation and are assumed to have no value for this liquidation analysis.

SuperMedia has no investments in unconsolidated subsidiaries.

J. Intangible Assets and Goodwill

Goodwill and other intangible assets including net capitalized software are assumed to have 0% realizable value in liquidation. While nominal value could be realized from the sale of the subscriber lists and from the sale of SuperMedia’s trademarks and URLs, these amounts are difficult to estimate and have been assumed to be $0 for the purposes of this analysis.

Chapter 7 Administrative Claims

K. Chapter 7 Trustee Fees

Chapter 7 Trustee fees are estimated based on historical experience in similar cases and are estimated to be 3% of the total cash proceeds generated during the liquidation, net of cash on hand.

L. Chapter 7 Professional Fees

Chapter 7 Professional fees include legal and accounting fees expected to be incurred by the Chapter 7 Trustee during the Wind-Down Period and not already deducted from liquidation values. Monthly professional fees for legal, accounting and other staff to assist the estates and the Chapter 7 Trustee with the liquidation process are assumed to be 25% of the Chapter 7 Trustee’s fees.

M. Wind - Down Costs

Wind-down costs are associated with the retention of select general and administrative (“G&A”) employees primarily in the collections, accounting, human resource, treasury and legal departments. Management estimates these costs to range between 20% and 30% of annual G&A expense.

N. Priority Tax Claims

For the purposes of this Liquidation Analysis, priority tax claims include anticipated Q4 tax payments.

O. Secured Claims

For purposes of this Liquidation Analysis, the total secured claims include the SuperMedia Credit Facility claims of $1,476 million.

P. General Unsecured Claims

The Liquidation Analysis does not attempt to estimate the potential additional general unsecured claims that would likely arise as a result of the termination of SuperMedia’s pension and benefit plans, the rejection of remaining executory contracts and leases, and the failure of SuperMedia to perform under existing contracts with their customers and vendors. Such additional claims would likely result from a cessation of operations as contemplated herein and would likely be substantial in amount. General Unsecured Claims are assumed to be paid from the net proceeds available, if any, after the payment in full of Secured Claims.

Conclusion

As set forth in this Liquidation Analysis, in a hypothetical Chapter 7 liquidation, secured creditors’ recoveries likely would range from approximately 13 percent to approximately 16 percent of the face value of their secured claims, and unsecured creditors and holders of equity interests likely would receive no recoveries. Under the Plan, all secured and unsecured creditors are projected to recover 100 percent of the face value of their respective claims. Based on the significantly lower estimated recoveries for secured and unsecured creditors and holders of equity interests under this hypothetical liquidation analysis, SuperMedia and its financial advisors believe that the Plan satisfies the requirements of the Best Interests Test established by section 1129(a)(7) of the Bankruptcy Code.

(Amounts in $000’s) SuperMedia LLC	Book Value as of 9/30/2012	Estimated Recovery (%)		Estimated Liquidation ($)
		Low	High	Low	High

Gross Proceeds
a. Cash and Cash Equivalents:	$93,877	100.0%	100.0%	$93,877	$93,877
b. Net Accounts Receivable:	486,909	30.0%	40.0%	146,073	194,764
c. I/C Receivables:	2,401,315	—	—	—	—
d. Deferred directory costs:	113,843	—	—	—	—
e. Prepaids:	9,283	—		—	—
f. Other Current Assets:	25	34.0%	44.0%	9	11
g. Deferred Tax:	—	—	—	—	—
h. Property, Plant & Equipment, net	3,242	10.0%	35.0%	324	1,135
i. Investment in unconsolidated subsidiaries:	—	—	—	—	—
j. Intangible Assets, Net:	234,071	—	—	—	—
j. Goodwill:	—	—	—	—	—
i. Investment in Consolidated Subsidiaries:	160,400
i. Other Non-Current Assets:	5,880	—	—	—	—

Gross Proceeds Available for Distribution	$3,508,845	6.8%	8.3%	$240,282	$289,786

Chapter 7 Administrative Claims
k. Trustee Fees		100.0%	100.0%	$4,392	$5,877
l. Professional Fees		100.0%	100.0%	1,098	1,469
m. Wind Down Costs		100.0%	100.0%	22,733	34,099
n. Priority Tax Claims		100.0%	100.0%	26,160	26,160

Total Chapter 7 Administrative Claims		100.0%	100.0%	$54,383	$67,606

Net Proceeds Available for Distribution				$185,899	$222,180

o. Secured Claims

Total Secured Claims	$1,476,321	12.6%	15.0%	$185,899	$222,180

Net Proceeds Available for Unsecured Claims				—	—

p. Unsecured Claims

Total Unsecured Claims	$63,003	—	—	—	—

Net Proceeds Available to Common Stockholders				—	—

(Amounts in $000’s) SuperMedia Services Inc.	Book Value as of 9/30/2012	Estimated Recovery (%)		Estimated Liquidation ($)
		Low	High	Low	High

Gross Proceeds
a. Cash and Cash Equivalents:	—	100.0%	100.0%	—	—
b. Net Accounts Receivable:	—	30.0%	40.0%	—	—
c. I/C Receivables:	267,108	—	—	—	—
d. Deferred directory costs:	16,070	45.0%	55.0%	7,232	8,839
e. Prepaids:	984	—		—	—
f. Other Current Assets:	—	34.0%	44.0%	—	—
g. Deferred Tax:	—	—	—	—	—
h. Property, Plant & Equipment, net	51,594	10.0%	35.0%	5,159	18,058
i. Investment in unconsolidated subsidiaries:	—	—	—	—	—
j. Intangible Assets, Net:	16,279	—	—	—	—
j. Goodwill:	—	—	—	—	—
i. Investment in Consolidated Subsidiaries:	—
i. Other Non-Current Assets:	207	—	—	—	—

Gross Proceeds Available for Distribution	$352,242	3.5%	7.6%	$12,391	$26,896

Chapter 7 Administrative Claims
k. Trustee Fees		100.0%	100.0%	$372	$807
l. Professional Fees		100.0%	100.0%	93	202
m. Wind Down Costs		100.0%	100.0%	2,345	3,517
n. Priority Tax Claims		100.0%	100.0%	2,698	2,698

Total Chapter 7 Administrative Claims		100.0%	100.0%	$5,508	$7,224

Net Proceeds Available for Distribution				$6,883	$19,672

o. Secured Claims

Total Secured Claims	$1,476,321	0.5%	1.3%	$6,883	$19,672

Net Proceeds Available for Unsecured Claims				—	—

p. Unsecured Claims
Total Unsecured Claims	$43,506	—	—	—	—

Net Proceeds Available to Common Stockholders				—	—

Amounts in $000’s SuperMedia Sales Inc.	Book Value as of 9/30/2012	Estimated Recovery (%)		Estimated Liquidation ($)
		Low	High	Low	High

Gross Proceeds
a. Cash and Cash Equivalents:	—	100.0%	100.0%	—	—
b. Net Accounts Receivable:	—	30.0%	40.0%	—	—
c. I/C Receivables:	13,904	—	—	—	—
d. Deferred directory costs:	—	—	—	—	—
e. Prepaids:	818	—	—	—	—
f. Other Current Assets:	—	—	—	—	—
g. Deferred Tax:	—	—	—	—	—
h. Property, Plant & Equipment, net	3,515	10.0%	35.0%	352	1,230
i. Investment in unconsolidated subsidiaries:	—	—	—	—	—
j. Intangible Assets, Net:	—	—	—	—	—
j. Goodwill:	—	—	—	—	—
i. Investment in Consolidated Subsidiaries:	—
i. Other Non-Current Assets:	189	—	—	—	—

Gross Proceeds Available for Distribution	$18,426	1.9%	6.7%	$352	$1,230

Chapter 7 Administrative Claims
k. Trustee Fees		100.0%	100.0%	$11	$37
l. Professional Fees		100.0%	100.0%	3	9
m. Wind Down Costs		100.0%	100.0%	123	184
n. Priority Tax Claims		100.0%	100.0%	141	141

Total Chapter 7 Administrative Claims		100.0%	100.0%	$277	$371

Net Proceeds Available for Distribution				$75	$859

o. Secured Claims

Total Secured Claims	$1,476,321	0.0%	0.1%	$75	$859

Net Proceeds Available for Unsecured Claims				—	—

p. Unsecured Claims

Total Unsecured Claims	$31,109	—	—	—	—

Net Proceeds Available to Common Stockholders				—	—

Amounts in $000’s SuperMedia Inc.	Book Value as of 9/30/2012	Estimated Recovery (%)		Estimated Liquidation ($)
		Low	High	Low	High

Gross Proceeds
a. Cash and Cash Equivalents:	—	100.0%	100.0%	—	—
b. Net Accounts Receivable:	—	30.0%	40.0%	—	—
c. I/C Receivables:	161	—	—	—	—
d. Deferred directory costs:	—	—	—	—	—
e. Prepaids:	—	—		—	—
f. Other Current Assets:	—	—	—	—	—
g. Deferred Tax:	—	—	—	—	—
h. Property, Plant & Equipment, net	—	10.0%	35.0%	—	—
i. Investment in unconsolidated subsidiaries:	—	—	—	—	—
j. Intangible Assets, Net:	—	—	—	—	—
j. Goodwill:	703,632	—	—	—	—
i. Investment in Consolidated Subsidiaries:	2,454,003
i. Other Non-Current Assets:	73,909	—	—	—	—

Gross Proceeds Available for Distribution	$3,231,705	—	—	—	—

Chapter 7 Administrative Claims
k. Trustee Fees		100.0%	100.0%	—	—
l. Professional Fees		100.0%	100.0%	—	—
m. Wind Down Costs		100.0%	100.0%	—	—
n. Priority Tax Claims		100.0%	100.0%	—	—

Total Chapter 7 Administrative Claims		100.0%	100.0%	—	—

Net Proceeds Available for Distribution				—	—

o. Secured Claims

Total Secured Claims	$1,476,321	—	—	—	—

Net Proceeds Available for Unsecured Claims				—	—

p. Unsecured Claims

Total Unsecured Claims	—	—	—	—	—

Net Proceeds Available to Common Stockholders				—	—

APPENDIX J

UNAUDITED VALUATION ANALYSIS OF DEX MEDIA, INC.

1. Valuation Analysis

THIS VALUATION ANALYSIS IS PRESENTED SOLELY FOR THE PURPOSE OF PROVIDING “ADEQUATE INFORMATION” UNDER SECTION 1125 OF THE BANKRUPTCY CODE TO ENABLE SHAREHOLDERS ENTITLED TO VOTE TO ACCEPT OR REJECT THE PREPACKAGED PLANS TO MAKE AN INFORMED JUDGMENT ABOUT THE PLANS AND SHOULD NOT BE USED OR RELIED UPON FOR ANY OTHER PURPOSE, INCLUDING THE PURCHASE OR SALE OF SECURITIES OF, OR CLAIMS OR EQUITY INTERESTS IN, DEX MEDIA, DEX ONE OR SUPERMEDIA.

THE ESTIMATES CONTAINED IN THE IMPLIED REFERENCE RANGE VALUES INDICATED BY HOULIHAN LOKEY’S ANALYSES ARE NOT NECESSARILY INDICATIVE OF ACTUAL VALUES OR PREDICTIVE OF FUTURE RESULTS OR VALUES, WHICH MAY BE SIGNIFICANTLY MORE OR LESS FAVORABLE THAN THOSE SUGGESTED BY THE ANALYSES. IN ADDITION, ANY ANALYSES RELATING TO THE VALUE OF ASSETS, BUSINESSES OR SECURITIES DO NOT PURPORT TO BE APPRAISALS OR TO REFLECT THE PRICES AT WHICH BUSINESSES OR SECURITIES ACTUALLY MAY BE SOLD, WHICH MAY DEPEND ON A VARIETY OF FACTORS, MANY OF WHICH ARE BEYOND THE CONTROL OF DEX ONE, SUPERMEDIA OR DEX MEDIA. MUCH OF THE INFORMATION USED IN, AND ACCORDINGLY THE RESULTS OF, HOULIHAN LOKEY’S ANALYSES ARE INHERENTLY SUBJECT TO SUBSTANTIAL UNCERTAINTY.

Overview

In connection with the solicitation of acceptances of the prepackaged plans, Houlihan Lokey performed a valuation analysis of Dex Media assuming consummation of the transactions provided for in the prepackaged plans. Based upon, and subject to the review and analysis described herein, and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its valuation analysis, Houlihan Lokey’s view, as of                      , 2012, was that the estimated going concern enterprise value from operations of Dex Media, as of December 31, 2012, would be in a range between approximately $2.59 billion and approximately $3.62 billion, with a midpoint of approximately $3.10 billion. This implied enterprise value estimate reflected the estimated value of the assets and business of Dex Media as used as part of an integrated going concern.

In arriving at its conclusion regarding its valuation analysis, Houlihan Lokey, among other things:

•	reviewed the following agreements and documents:

•	the final draft of the merger agreement;

•	a draft of the form of prepackaged plan of Dex One et al., attached as Appendix F to this document (the “Dex One Plan”);

•	a draft of the form the prepackaged plan of SuperMedia et al., attached as Appendix G to this document (the “SuperMedia Plan” and together with the Dex One Plan, the “Plans”);

•

a draft of the Amended and Restated Certificate of Incorporation of Newdex, Inc., including certain transfer restrictions intended to ensure preservation of the tax attributes currently anticipated to result from the transaction (the “Preservation of Tax Benefits Provision”);

•	reviewed certain publicly available business and financial information relating to Dex One and SuperMedia that Houlihan Lokey deemed to be relevant;

•

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Dex One and SuperMedia made available to Houlihan Lokey by Dex One and SuperMedia, including (a) financial projections prepared by the respective management of Dex One and SuperMedia relating to Dex One and SuperMedia, respectively, for the years ending 2012 through 2016 (the “Projection Period”), (b) certain forecasts and estimates of potential cost savings, operating efficiencies and other synergies expected to result from the transactions contemplated by the Plans, together with certain forecasts and estimates of the costs associated with achieving such cost savings, operating efficiencies and other synergies, all as prepared by the respective management of Dex One and SuperMedia (the “Synergies”), (c) certain forecasts and estimates involving the outstanding amounts, and terms of, the aggregate debt of Dex Media on a consolidated basis pro forma for the credit agreement amendment and restatement transactions contemplated by the Plans during the Projection Period, and (d) estimated amounts and usages of tax attributes, prepared by the managements of Dex One and SuperMedia, relating to Dex Media, pro forma for the transactions contemplated by the Plans (the “Dex Media Tax Attributes”);

•

spoke with certain members of the respective management of Dex One and SuperMedia, and with certain of their representatives and advisors, regarding (a) the respective businesses, operations, financial condition and prospects pro forma for the transactions contemplated by the Plans, including the transactions contemplated by the merger agreement, of Dex One, SuperMedia and Dex Media (b) the transactions contemplated by the Plans, including the transactions contemplated by the merger agreement and (c) related matters;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, the respective management of Dex One and SuperMedia advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of (1) Dex One and SuperMedia, respectively, and (2) Dex Media, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they are based. Furthermore, upon the advice of management of Dex One and SuperMedia, Houlihan Lokey assumed that the estimated Synergies and Dex Media Tax Attributes reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the respective management of Dex One and SuperMedia and that each of the Synergies and Dex Media Tax Attributes will be realized in the amounts and the time periods indicated thereby and Houlihan Lokey expressed no opinion with respect to such Synergies or Dex Media Tax Attributes or the assumptions on which they are based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Dex One or SuperMedia since the respective dates of the most recent information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses (other than as otherwise reflected in the financial projections), and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified above and all other related documents and instruments that are referred to therein were true and correct, (b) each party to all such agreements and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the transactions contemplated by the Plans, including the transactions contemplated by the merger agreement, would be satisfied without waiver thereof, and (d) the transactions contemplated by the Plans, including the transactions contemplated by the merger agreement, would be consummated in a timely manner in accordance with the terms described in all such agreements and such other related documents and instruments, without any amendments or modifications thereto that would be material to Houlihan Lokey’s analyses. Houlihan Lokey relied upon and assumed, without independent verification, that (a) the transactions contemplated by the Plans, including the transactions contemplated by the merger agreement, would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (b) all governmental, regulatory, and other consents and approvals necessary for the consummation of the transactions contemplated by the Plans, including the transactions contemplated by the merger agreement, would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Dex Media, or otherwise have an effect on Dex Media, or any of the expected benefits of, the transactions contemplated by the Plans, including the transactions contemplated by the merger agreement, that would be material to its analyses. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final forms of any draft documents identified above would not differ in any material respect from the drafts of said documents. Additionally, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations were or will be obtained from the appropriate professional sources. Houlihan Lokey relied, with the consent of the Dex One board of directors, on the assessments by Dex One, SuperMedia and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Dex One, SuperMedia, Dex Media and the Plan and the transactions it contemplates or otherwise.

Furthermore, in connection with its valuation analysis, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Dex One, SuperMedia or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Dex One, SuperMedia or Dex Media is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Dex One, SuperMedia or Dex Media is or may be a party or is or may be subject.

Houlihan Lokey’s valuation analysis was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date thereof. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date thereof. Houlihan Lokey did not express any views as to what the value of Dex Media common stock actually would be when issued pursuant to the Plans and the merger agreement or the price or range of prices at which Dex One common stock, SuperMedia common stock or Dex Media common stock may be purchased or sold at any time, including, but not limited to, any potential impact on prices or values that may result from the effects of the Preservation of Tax Benefits Provision. Houlihan Lokey assumed that the Dex Media common stock to be issued as part of the Plans would be listed on one of either the NYSE or one of the NASDAQ Markets.

In preparing its valuation analysis, Houlihan Lokey reviewed a variety of potential analytic techniques and analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s valuation. Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and conclusion. Each analytic technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Dex One, SuperMedia or Dex Media, such as the impact of competition on the business of Dex One, SuperMedia or Dex Media and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of Dex One, SuperMedia or Dex Media or the industry or in the markets generally. No company, transaction or business used or considered in Houlihan Lokey’s analyses for comparative purposes is identical to Dex One, SuperMedia or Dex Media or the proposed mergers and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions.

2. Valuation Methodology

The following is a summary of the material analyses and reviews performed by Houlihan Lokey to arrive at its range of estimated values for Dex Media.

Unless the context indicates otherwise, financial information was as estimated as of December 31, 2012, except for estimated pension and OPEB liabilities, which were based on estimated amounts as of September 30, 2012 and October 31, 2012 for each of SuperMedia and Dex One, respectively.

Discounted Cash Flow Analysis

Houlihan Lokey estimated the implied enterprise value from operations reference range of Dex Media by performing a discounted cash flow analysis of Dex Media. The discounted cash flow analysis consisted of calculating the estimated net present value of the unlevered, after-tax free cash flows that Dex Media is forecasted to generate from January 1, 2013 through December 31, 2016, based on internal estimates provided by Dex One and SuperMedia management , including Synergies, net of the estimated one-time costs to achieve such Synergies. Houlihan Lokey calculated terminal values for Dex Media by applying a range of perpetuity growth rates of (1.0)% to 1.0% to Dex Media’s fiscal year 2016 estimated normalized unlevered free cash flow. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 13.0% to 17.0%. The discounted cash flow analysis indicated an implied enterprise value from operations reference range of approximately $2.59 billion to $3.62 billion, with a midpoint of approximately $3.10 billion.

Houlihan Lokey then calculated the implied equity value reference range from operations of Dex Media. This reference range was determined by adjusting the implied enterprise value from operations reference range resulting from the discounted cash flow analyses for Dex Media described above so as to (a) subtract (1) estimated net debt as of December 31, 2012, (2) estimated pension and OPEB liabilities, and (3) estimated expenses arising from the transactions contemplated by the Plan, including the transactions contemplated by the merger agreement, and (b) add the estimated present value as of December 31, 2012 of the Dex Media Tax Attributes. The present value of the Dex Media Tax Attributes were calculated using discount rates ranging from 20% to 25%. This analysis resulted in an implied equity value reference range for Dex Media of approximately $(348.9) million to $721.8 million, with a midpoint of approximately $186.5 million.

Selected Companies Analysis

Houlihan Lokey conducted a review of possible companies whose financial information could be meaningfully compared with that of Dex Media. Houlihan Lokey did not perform a selected companies analysis, however, in light of the absence of any sufficiently similarly situated companies in the publishing and directory industries for which public information was available so as to be able to make any meaningful comparisons.

Selected Transaction Analysis

Houlihan Lokey conducted a review of possible business combination transactions for which the financial information of the target companies could be meaningfully compared with that of Dex Media. Houlihan Lokey did not perform a selected transactions analysis, however, in light of the absence of recent business combination transactions in the publishing and directory industries for which sufficient publicly available information was available so as to be able to make any meaningful comparisons.

Other Matters

Houlihan Lokey’s valuation analysis was provided to the Dex One board of directors in connection with its preparation of the Plan. Houlihan Lokey’s valuation analysis was not determinative of the views of the Dex One board of directors or management with respect to pursuing the Plan. The type and amount of value issuable in accordance with the Plans were determined through negotiation between Dex One and SuperMedia, and through negotiations between Dex One and SuperMedia on the one hand, and the consenting lenders under the senior credit facilities of Dex One and SuperMedia on the other hand, and any decision to pursue the Dex One Plan or the SuperMedia Plan by filing Chapter 11 cases will require approval of the Dex One board of directors and the SuperMedia board of directors, respectively.

Houlihan Lokey was engaged by Dex One to act as its financial advisor in connection with a possible business combination with SuperMedia, whether pursuant to applicable bankruptcy laws, or otherwise, including with respect to the financing amendments, and to provide financial advisory services, including an opinion to the Dex One board of directors regarding the fairness from a financial point of view of the exchange ratio provided for in the mergers. Previously, Houlihan Lokey had been engaged by Dex One to review strategic alternatives and to act as financial advisor to Dex One in connection with Dex One’s acquisition of certain of its outstanding debt securities in 2012. Dex One engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement letters with Dex One, including in connection with the Plan and the mergers, Houlihan Lokey has received $5,036,000 for its services, including $1,500,000, which it received upon the delivery of a fairness opinion relating to the proposed mergers, regardless of the conclusion reached therein, and none of which was contingent upon the successful completion of any portion or aspect of the transactions contemplated by the Plan, including the transactions contemplated by the merger agreement. In addition, Houlihan Lokey will be entitled to an additional $6,400,000, payable upon consummation of the transactions contemplated by the Plan, including the mergers. Houlihan Lokey will also receive certain fees upon the successful completion of any Dex One financing amendments, which includes consummation of the transactions contemplated by the Dex One Plan, which is currently estimated to be approximately $7,201,000. Dex One has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with whom they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Dex One, SuperMedia, or any other party that may be involved in any transactions contemplated by the Plan, including the merger agreement and their respective affiliates or any currency or commodity that may be involved in any transactions contemplated by the Plan, including the merger agreement.

Houlihan Lokey and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and other financial services to Paulson & Co. Inc. (“Paulson”), which Houlihan Lokey understands owns, together with its affiliates, a significant interest in each of Dex One, SuperMedia and Franklin Templeton Investments (“Franklin Templeton”), which Houlihan Lokey understands owns, together with its affiliates, a significant interest in Dex One, and/or one or more of their respective affiliates, for which Houlihan Lokey and such affiliates have received, and may receive, compensation, including, among other things, (a) providing valuation advisory services to Paulson, Franklin Templeton and/or one or more of their respective affiliates and (b) having acted as financial advisor to certain creditors of a predecessor company of Dex One in connection with a restructuring transaction which was completed in 2010. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to Dex One, SuperMedia, Dex Media, Paulson, Franklin Templeton, other participants in the transactions contemplated by the Plan and the merger agreement, and/or one or more of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of their respective employees may have committed to invest in private equity or other investment funds managed or advised by Paulson, Franklin Templeton, other participants in any transactions contemplated by the Plan, including the transactions contemplated by the merger agreement, and/or one or more of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with Paulson, Franklin Templeton, other participants in the transactions contemplated by the Plan and the merger agreement, and/or one or more of their respective affiliates, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Paulson, Franklin Templeton, other participants in any transactions contemplated by the Plan, including the transactions contemplated by the merger agreement, and/or one or more of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

APPENDIX K

SUPPORT AND LIMITED WAIVER AGREEMENT

This SUPPORT AND LIMITED WAIVER AGREEMENT (together with all Exhibits, Annexes and Schedules hereto, in each case as amended, supplemented or otherwise modified from time to time, this “Support Agreement”) is dated as of December 5, 2012 by and among: (i) the Consenting Lenders (as defined below), (ii) Dex One Corporation (“Dex”), Dex Media, Inc. (“Dex Media”), R.H. Donnelley Inc. (“RHD”), Dex Media East, Inc. (“Dex East”), Dex Media West, Inc. (“Dex West”) and certain other subsidiaries of Dex set forth on Schedule 1 attached hereto (collectively, the “Dex Parties”), (iii) JPMorgan Chase Bank, N.A. (“JPMorgan”), as administrative agent under the Dex East Credit Agreement and the Dex West Credit Agreement (each as defined below) and (iv) Deutsche Bank Trust Company Americas (“DBTCA”), as administrative agent under the RHD Credit Agreement (as defined below) (each of the parties set forth in clauses (i) through (iv) above, a “Party”; collectively, the “Parties”).

WHEREAS, Dex and Dex Media, each as a guarantor, Dex East, as borrower, certain lenders (the “Dex East Lenders”) and JPMorgan, as administrative agent and collateral agent (in such capacities, the “Dex East Agent”) are parties to the Amended and Restated Credit Agreement, dated as of January 29, 2010 (as amended, supplemented or otherwise modified from time to time, the “Dex East Credit Agreement”);

WHEREAS, Dex and Dex Media, each as a guarantor, Dex West, as borrower, certain lenders (the “Dex West Lenders”) and JPMorgan, as administrative agent and collateral agent (the “Dex West Agent”) are parties to the Amended and Restated Credit Agreement, dated as of January 29, 2010 (as amended, supplemented or otherwise modified from time to time, the “Dex West Credit Agreement”);

WHEREAS, Dex, as a guarantor, RHD, as borrower, certain lenders (the “RHD Lenders”; together with the Dex East Lenders and the Dex West Lenders, the “Lenders”) and DBTCA, as administrative agent and collateral agent (the “RHD Agent”; together with the Dex East Agent and the Dex West Agent, the “Administrative Agents”), are parties to the Third Amended and Restated Credit Agreement, dated as of January 29, 2010 (as amended, supplemented or otherwise modified from time to time, the “RHD Credit Agreement”; together with the Dex East Credit Agreement and the Dex West Credit Agreement, the “Credit Agreements”);

WHEREAS, SuperMedia Inc. (“SuperMedia”), certain lenders (the “SuperMedia Lenders”) and JPMorgan, as administrative agent and collateral agent, are parties to the Loan Agreement, dated as of December 31, 2009 (as amended, supplemented or otherwise modified from time to time, the “SuperMedia Credit Agreement”);

WHEREAS, (i) each of Dex and Newdex, Inc., a direct wholly-owned subsidiary of Dex (“Newco”), desires to merge Dex with and into Newco, with Newco as the surviving entity (the “Dex Merger”) and (ii) immediately following consummation of the Dex Merger, each of Newco, SuperMedia and Spruce Acquisition Sub, Inc., a direct wholly-owned subsidiary of Newco (“Merger Sub”), desire to merge Merger Sub with and into SuperMedia, with SuperMedia as the surviving entity (the “SuperMedia Merger” and together with the Dex Merger, the “Proposed Merger”), each in accordance with the Amended and Restated Agreement and Plan of Merger among Dex, Newco, SuperMedia and Merger Sub, dated as of December 5, 2012 (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”);

WHEREAS, after giving effect to the Proposed Merger, SuperMedia will become a direct, wholly-owned subsidiary of Newco, and Newco will become the Ultimate Parent;

WHEREAS, to effectuate the Proposed Merger and the transactions related thereto, the Dex Parties have requested certain amendments to the Credit Agreements, all of which are conditions precedent to the consummation of the Proposed Merger (the “Amended and Restated Credit Agreements”; together with the Proposed Merger and the transactions related thereto, the “Transaction”);

WHEREAS, the Dex Parties have requested that the Lenders execute and deliver this Support Agreement to evidence their support for the Transaction (including the Amended and Restated Credit Agreements), whether the Transaction is consummated out-of-court or pursuant to a prepackaged chapter 11 plan of reorganization of the Dex Parties under the Bankruptcy Code, as provided herein;

WHEREAS, the Consenting Lenders under their respective Credit Agreements are willing to enter into the Amended and Restated Credit Agreements as more particularly described in the term sheets annexed hereto as Exhibits D, E and F (collectively, the “Amendment Term Sheets”), subject to the terms and conditions set forth herein;

WHEREAS, to effectuate the Proposed Merger and the transactions related thereto, SuperMedia and certain of its subsidiaries (the “SuperMedia Parties”) have requested certain amendments to the SuperMedia Credit Agreement, which are conditions precedent to the consummation of the Proposed Merger (the “SuperMedia Amendments”);

WHEREAS, the SuperMedia Parties have requested that the SuperMedia Lenders execute and deliver a support and waiver agreement to evidence their support for the SuperMedia Amendments, the Proposed Merger and the transactions related thereto, whether consummated out-of-court or pursuant to a prepackaged chapter 11 plan of reorganization of the SuperMedia Parties under the Bankruptcy Code, as provided in the SuperMedia Support Agreement (as defined below);

WHEREAS, certain SuperMedia Lenders (the “Consenting SuperMedia Lenders”) are willing to enter into the SuperMedia Amendments as more particularly described on Exhibit D to the Support and Limited Waiver Agreement among the SuperMedia Parties and the Consenting SuperMedia Lenders, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “SuperMedia Support Agreement”), a copy of which is annexed hereto as Exhibit B, subject to the terms and conditions of the SuperMedia Support Agreement;

NOW, THEREFORE, in consideration of the foregoing and the promises, mutual covenants, and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound, agrees as follows:

Section 1. Definitions.

Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in each of the Credit Agreements, as applicable. As used in this Support Agreement, the following terms have the meanings specified below:

“Adequate Protection” means customary adequate protection granted to secured parties in chapter 11 cases of the size and type of the Chapter 11 Cases if the Prepackaged Alternative is applicable, including current pay cash interest at the non-default rate specified in the applicable Credit Agreement for accrued and unpaid interest as of the Petition Date and for interest accruing after the Petition Date, scheduled amortization and other mandatory prepayments (other than as a result of the acceleration of the Loans upon the commencement of the Chapter 11 Cases) in the amounts and on the dates required under the applicable Credit Agreement, cash payments due under Swap Agreements in the ordinary course and at the non-default rate set forth in the applicable Swap Agreement (to the extent such Swap Agreement has not been terminated in accordance with the Bankruptcy Code), adequate protection liens, superpriority administrative claims and current payment of ongoing professional fees and expenses (including legal counsel fees and financial advisor fees) of the Administrative Agents.

“Bankruptcy Code” means chapter 11 of title 11 of the United States Code, as amended.

“Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, 28 U.S.C. § 2075, as applicable to the Chapter 11 Cases and the general, local and chambers rules of the Bankruptcy Court.

“Bankruptcy Threshold” has the meaning set forth in Section 3.1(a)(4).

“Bankruptcy Threshold Date” means 5:00 p.m. (New York City time) on December 21, 2012; provided that Dex and the Administrative Agents may extend such date one or more times to a date no later than the 40th day after the Support Agreement Effective Date.

“Chapter 11 Cases” means reorganization cases filed by the Dex Parties in accordance with and subject to the terms of this Support Agreement.

“Claims” means, subject to and without limiting Section 8.7(c), with respect to each Consenting Lender, such Consenting Lender’s claims (as defined in section 101(5) of the Bankruptcy Code) arising under the applicable Credit Agreement(s) against the applicable Dex Party(ies) set forth on such Consenting Lender’s signature page hereto or Lender Joinder, as applicable, and as may be acquired after the date of such signature page or Lender Joinder, as applicable; provided that if there is any discrepancy in the principal amount of Loans set forth on a Consenting Lender’s signature page hereto and the principal amount of Loans held by such Consenting Lender as reflected in the applicable Administrative Agent’s Register, the principal amount set forth on such Register shall be conclusive for purposes of this Support Agreement absent manifest error.

“Confirmation Order” means an order of the Bankruptcy Court entered on the docket in the Chapter 11 Cases, in form and substance reasonably satisfactory to the Administrative Agents, approving the Disclosure Statement and confirming the Plan.

“Consenting Lenders” means the Lenders from time to time party to this Support Agreement (including by the execution and delivery of a Lender Joinder). “Consenting Lenders” shall not include any Lender who has become a party to this Support Agreement but thereafter materially breaches its obligations hereunder, which breach has not been waived or cured pursuant to the terms hereof.

“Definitive Bankruptcy Documentation” means, in the event the Parties effectuate the Transaction pursuant to the Prepackaged Alternative, the Plan, the Plan Supplement (as defined in the Plan), the Disclosure Statement, the Confirmation Order and the First Day Motions, including any amendments, modifications or supplements made from time to time thereto, which in each case are (x) materially consistent with this Support Agreement and the Plan in the form annexed hereto as Exhibit A and (y) except as otherwise provided herein, in form and substance reasonably satisfactory to the Dex Parties, the Administrative Agents and the Majority Documentation Lenders. All references herein to the Plan, the Plan Supplement, the Disclosure Statement, the Confirmation Order or the First Day Motions shall mean those documents in a form that constitutes Definitive Bankruptcy Documentation.

“Definitive Documentation” means, collectively, the Definitive Bankruptcy Documentation and the Definitive Loan Documentation.

“Definitive Loan Documentation” means the definitive agreements and documents, other than Definitive Bankruptcy Documentation, referenced in or contemplated by the Amendment Term Sheets, the Amended and Restated Credit Agreements, or as otherwise may be reasonably necessary to effectuate the Amended and Restated Credit Agreements, including guarantee and collateral agreements, a shared guarantee and collateral agreement, a subordinated guarantee agreement, an intercreditor and collateral agency agreement, a shared services agreement, amended tax sharing agreements, intellectual property escrow and license agreements, including any amendments, modifications or supplements made from time to time thereto, which definitive agreements and documents in each case are (x) materially consistent with the Amendment Term Sheets and

(y) except as otherwise provided herein, in form and substance reasonably satisfactory to the Dex Parties, the Administrative Agents and the Majority Documentation Lenders. All references herein to the Amendment Term Sheets, Amended and Restated Credit Agreements, or any of the other agreements referred to in this definition shall mean those agreements in a form that constitutes Definitive Loan Documentation.

“Disclosure Statement” means a disclosure statement to be provided to the Lenders relating to the Plan that complies with sections 1125 and 1126(b) of the Bankruptcy Code and is in form and substance reasonably satisfactory to the Administrative Agents.

“First Day Motions” means customary motions, applications and related proposed orders filed by chapter 11 debtors and debtors in possession in chapter 11 cases of the size and type of the Chapter 11 Cases if the Prepackaged Alternative is applicable, including motions seeking approval of (i) prepackaged plan scheduling procedures, (ii) consensual use of the Secured Parties’ cash collateral and the provision of Adequate Protection to the Secured Parties and (iii) continued use of the Dex Parties’ cash management system, which motions, applications and associated proposed orders shall be in form and substance reasonably satisfactory to the Administrative Agents.

“Joining Lender Party” means a (i) transferee of Claims that executes and delivers a Lender Joinder to the applicable Administrative Agent and the Dex Parties at least five (5) Business Days prior to the relevant Transfer or (ii) Lender that executes and delivers a Lender Joinder to the applicable Administrative Agent and the Dex Parties after the Bankruptcy Threshold Date.

“Lender Joinder” means a joinder to this Support Agreement, substantially in the form annexed hereto as Exhibit C.

“Majority Documentation Lenders” means, as of any date of determination, the majority by number of the Consenting Lenders set forth on Schedule 2 excluding the Administrative Agents (and, for the avoidance of doubt, not such Consenting Lenders’ successors or assigns and not any Consenting Lender that is no longer bound by this Support Agreement pursuant to the terms hereof) that exercise their consent or approval rights as of such date of determination in accordance with the terms of this Support Agreement.

“Material Adverse Effect” means a material adverse effect, on (i) the business, property, material agreements, liabilities, financial condition or results of operation of (x) Dex East and the Subsidiaries (as defined in the Dex East Credit Agreement), taken as a whole, (y) Dex West and the Subsidiaries (as defined in the Dex West Credit Agreement), taken as a whole or (z) RHD and the Subsidiaries (as defined in the RHD Credit Agreement), taken as a whole, (ii) the validity or the enforceability of any of the Credit Agreements or any of the other Loan Documents or the rights and remedies of the Administrative Agents and the Lenders under any of the Loan Documents, (iii) the validity or the enforceability of this Support Agreement or (iv) the validity or the enforceability of the Merger Agreement or the ability of the Dex Parties to consummate the Proposed Merger.

“Petition Date” means the date on which the Chapter 11 Cases are commenced.

“Person” means a “person” as defined in Section 101(41) of the Bankruptcy Code.

“Plan” means a joint, prepackaged chapter 11 plan of reorganization (including any Exhibits, Annexes and Schedules thereto) for the Dex Parties that effectuates the Transaction, substantially in the form annexed hereto as Exhibit A.

“Plan Effective Date” means the date that is the first Business Day after the date of satisfaction or, subject to the prior written consent of the Administrative Agents, which consent may not be unreasonably withheld, waiver, of the conditions to effectiveness of the Plan as set forth therein.

“Prepackaged Alternative” means Dex’s election pursuant to Section 2.1(a)(ii) to effectuate the Transaction by commencing the Chapter 11 Cases and seeking confirmation by the Bankruptcy Court of the Plan.

“Qualified Marketmaker” means an entity that (i) holds itself out to the market as standing ready in the ordinary course of its business to purchase from customers and sell to customers claims against the Dex Parties (including debt securities, the Loans or other debt) or enter with customers into long and short positions in claims against the Dex Parties (including debt securities, the Loans or other debt), in its capacity as a dealer or market maker in such claims against the Dex Parties and (ii) is in fact regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).

“Required Consenting Lenders” means (i) Consenting Lenders holding greater than 66 2/3% of the aggregate outstanding principal amount of the Loans under the Dex East Credit Agreement that are held by Consenting Lenders, (ii) Consenting Lenders holding greater than 66 2/3% of the aggregate outstanding principal amount of the Loans under the Dex West Credit Agreement that are held by Consenting Lenders and (iii) Consenting Lenders holding greater than 66 2/3% of the aggregate outstanding principal amount of the Loans under the RHD Credit Agreement that are held by Consenting Lenders.

“SEC” means the Securities and Exchange Commission.

“SEC Documents” has the meaning set forth in Section 3.1(c)(1).

“Solicitation Commencement Date” means the date the Dex Parties’ claims and solicitation agent first distributes the Disclosure Statement and ballots to the Lenders to solicit acceptances of the Plan from the Lenders.

“Solicitation End Date” means the 30th day after the Solicitation Commencement Date.

“Support Agreement Effective Date” means the date upon which all the conditions set forth in Section 4 are satisfied or waived by the Administrative Agents, except that the consent of the Dex Parties shall also be required to waive satisfaction of the condition set forth in Section 4(b) and (f).

“Termination Date” means (i) with respect to the Termination Events in Section 3.1(a), the date of the occurrence of such Termination Event and (ii) with respect to the Termination Events in Sections 3.1(b),(c) and (d), the date of expiration (without waiver) of the ten (10) Business Day cure period if the applicable Termination Event shall not have been cured.

“Termination Event” means any event set forth in Section 3.1.

“Transfer” means, with respect to any Claim, the sale, assignment or transfer thereof.

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (b) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Support Agreement in its entirety and not to any particular provision hereof and (c) all references herein to Articles, Sections, Exhibits, Annexes and Schedules shall be construed to refer to Articles and Sections of, and Exhibits, Annexes and Schedules to, this Support Agreement.

Section 2. Transaction, Plan and Definitive Documentation.

2.1	Support of Transaction, Plan and Definitive Documentation.

(a)	Until the Termination Date, the Dex Parties, jointly and severally, agree to:

(i)	take any and all reasonably necessary and appropriate actions (including obtaining requisite corporate approvals) consistent with their obligations under the Merger Agreement and this Support Agreement in furtherance of the Transaction and, if applicable, the confirmation and consummation of the Plan;

(ii)	take any and all reasonably necessary and appropriate actions to obtain executed signature pages to the Amended and Restated Credit Agreements and this Support Agreement from Lenders holding 100% of the aggregate outstanding principal amount of Loans under each Credit Agreement; provided that Dex may, at its option, elect to effectuate the Transaction through the Prepackaged Alternative and the Plan and that, for the avoidance of doubt, if Dex has elected the Prepackaged Alternative, all of the Dex Parties shall be deemed to have elected the Prepackaged Alternative; and

(iii)	take any and all reasonably necessary and appropriate actions (including obtaining requisite corporate approvals) to (A) in conjunction with the distribution of the Disclosure Statement, solicit votes from Lenders to accept the Plan and (B) in the event the Dex Parties elect to effectuate the Transaction pursuant to the Prepackaged Alternative (i) commence the Chapter 11 Cases by filing voluntary petitions under the Bankruptcy Code in the Bankruptcy Court, (ii) file and seek approval on an interim and final (to the extent applicable) basis of First Day Motions, and (iii) file the Plan and Disclosure Statement with the Bankruptcy Court on the Petition Date and seek approval of the Disclosure Statement and confirmation of the Plan. The Dex Parties shall, except where it is not reasonably practicable, provide draft copies of all motions or applications and other documents any of the Dex Parties intends to file with the Bankruptcy Court after the Petition Date to counsel for the Administrative Agents at least three (3) Business Days prior to the date when the Dex Parties intend to file any such motion, application or document and shall consult in good faith with such counsel regarding the form and substance of any such proposed filing with the Bankruptcy Court.

(b)	Until the Termination Date, the Consenting Lenders, severally and not jointly, agree to:

(i)	support and take any and all reasonably necessary and appropriate actions in furtherance of consummation of the Amended and Restated Credit Agreements and the effectiveness of this Support Agreement;

(ii)	subject to receipt of the Disclosure Statement and solicitation in accordance with section 1126(b) of the Bankruptcy Code and subject to Section 7 hereof, (x) timely vote its Claims to accept the Plan (and to the extent any direction is requested with respect to voting of any claim held by a Consenting Lender for trades not settled (but which claims will be bound by the terms hereof upon the closing of such trade) to timely direct the vote of such claims to accept the Plan in accordance with market convention) and (y) not change or withdraw (or cause to be changed or withdrawn) such vote, unless the Plan is modified in a manner (A) materially inconsistent with the Plan in the form annexed hereto as Exhibit A and the Amendment Term Sheets or (B) that materially adversely affects the rights of the Consenting Lenders under this Support Agreement; and

(iii)

in the event the Dex Parties elect to effectuate the Transaction pursuant to the Prepackaged Alternative, (A) support approval of the Disclosure Statement and confirmation of the Plan (and not object to approval of the Disclosure Statement or confirmation of the Plan, or support the efforts of any other Person to oppose or object to, approval of the Disclosure Statement or confirmation of the Plan), unless the Plan is modified in a manner (x) materially inconsistent with the Plan in the form annexed hereto as Exhibit A and the Amendment Term Sheets or (y) that materially adversely affects the rights of the Consenting Lenders under this Support Agreement, (B) support (and not object to or support the efforts of any other Person to oppose or object to) the First Day Motions, (C) refrain from taking any action not required by law that is inconsistent with, or that would materially delay or impede approval, confirmation or consummation of the Plan or that is otherwise inconsistent with the express terms of this Support Agreement, the Plan in the form annexed hereto as Exhibit A and the Amendment Term Sheets, unless such action is taken in response to an action taken by a Dex Party that is inconsistent with the terms of this Support Agreement, and (D) not, directly or indirectly, propose, support, solicit, encourage, or participate in the formulation of any plan of reorganization or liquidation in the Chapter 11 Cases other than the Plan.

For the avoidance of doubt, and without limiting any of the Dex Parties’ rights under the Merger Agreement, each of the Dex Parties also agrees, severally and not jointly, that, until the Termination Date, it will not take any action (or refrain from taking an action) that, directly or indirectly, would in any material respect interfere with, delay, impede, or postpone or take any other action that interferes with, the implementation of the Transaction and, if necessary, confirmation and consummation of the Plan.

Section 3. Termination.

3.1	Termination Events.

(a)	Automatic Termination. This Support Agreement, and the obligations of all Parties hereunder, shall terminate automatically without any further action or notice:

(1) if Dex has provided the Administrative Agents with the notice contemplated in clause (ii) of Section 3.1(c)(9), and the Amended and Restated Credit Agreements are not consummated and effective pursuant to the terms of the Definitive Loan Documentation on or prior to (a) the 130th day after the Support Agreement Effective Date in the event that the SuperMedia Parties have not commenced Chapter 11 Cases (as defined in the SuperMedia Support Agreement), or (b) the 190th day after the Support Agreement Effective Date in the event that SuperMedia has commenced Chapter 11 Cases (as defined in the SuperMedia Support Agreement);

(2) on the 100th day after the Support Agreement Effective Date if (x) based on the Administrative Agents’ Registers as of such date, the Consenting Lenders hold less than 100% of the aggregate outstanding principal amount of the Loans under one or more of the Credit Agreements and (y) prior thereto, the Solicitation Commencement Date has not occurred;

(3) on the date on which each of the Amended and Restated Credit Agreements has become effective in accordance with its terms (which, if the Transaction is effectuated pursuant to the Prepackaged Alternative, shall be the Plan Effective Date);

(4) on the Bankruptcy Threshold Date, unless the Administrative Agents and the Dex Parties have received executed signature pages to this Support Agreement from (i) more than 50% of the Lenders under each of the Credit Agreements and (ii) Lenders holding no less than 66 2/3% of the aggregate outstanding principal amount of the Loans under each of the Credit Agreements (the thresholds set forth in clauses (i) and (ii) above, collectively, the “Bankruptcy Threshold”);

(5) upon the commencement of any of the Chapter 11 Cases prior to (x) the Solicitation Commencement Date or (y) the Solicitation End Date;

(6) on the date on which any court of competent jurisdiction or other competent governmental or regulatory authority issues a ruling or an order making illegal or otherwise restricting, preventing or prohibiting the consummation of the Proposed Merger, the Amended and Restated Credit Agreements, the SuperMedia Amendments or any other aspect of the Transaction; provided that any such ruling or order remains in effect for a period of five (5) Business Days following its issuance or entry;

(7) upon the occurrence of the Termination Date under and as defined in the SuperMedia Support Agreement;

(8) if the Dex Parties have commenced the Chapter 11 Cases:

(i)	on the date on which any of the Chapter 11 Cases shall be dismissed or converted to a chapter 7 case, or a chapter 11 trustee, a responsible officer, or an examiner with enlarged powers relating to the operation of the businesses of any of the Dex Parties (powers beyond those set forth in Section 1106(a)(3) and (4) of the Bankruptcy Code) shall be appointed in any of the Chapter 11 Cases or any of the Dex Parties shall file a motion or other request for any such relief;

(ii)	upon the entry of any order in the Chapter 11 Cases terminating any Dex Party’s exclusive right to file a plan of reorganization pursuant to section 1121 of the Bankruptcy Code; or

(iii)	if any Dex Party’s consensual use of cash collateral of the Secured Parties is terminated in accordance with an interim or final cash collateral order entered in the Chapter 11 Cases as required pursuant to Section 3.1(c)(10);

(9) upon the termination of the Merger Agreement pursuant to its terms (after giving effect to any applicable grace or cure period specified therein); and

(10) on the date the Dex Parties or the Consenting Lenders elect to terminate this Support Agreement in accordance with clause (y) of Section 8.13.

(b)	Termination After Breach. Subject to the immediately succeeding sentence, this Support Agreement, and the obligations of all Parties hereunder shall terminate ten (10) Business Days after the Dex Parties or the Administrative Agents (on behalf of or upon the direction of the Required Consenting Lenders) give written notice of a material breach of any of the undertakings, representations, warranties or covenants of this Support Agreement by the Dex Parties (in the case of notice from the Administrative Agents) or any Consenting Lender (in the case of notice from the Dex Parties), and such breach shall not have been cured or waived by the Dex Parties or such Consenting Lender, as the case may be, in the ten (10) Business Day period after the receipt by the Administrative Agents or the Dex Parties, as the case may be, of such notice (it being understood that the Parties’ obligations under Section 2.1 shall be deemed material in all events). Other than as set forth in Section 3.1(d), if any Consenting Lender shall breach its obligations under this Support Agreement, the Termination Event arising as a result of such act or omission shall apply only to such Consenting Lender, and this Support Agreement shall otherwise remain in full force and effect with respect to the Dex Parties and all other Consenting Lenders.

(c)	Termination After Specified Events. This Support Agreement, and the obligations of all Parties hereunder shall terminate, ten (10) Business Days after the occurrence of any of the following events if such event has not been cured by the Dex Parties or waived by the Administrative Agents and the Required Consenting Lenders in accordance with Section 8.12 within such ten (10) Business Day period:

(1) on the third (3rd) day after the Support Agreement Effective Date, unless prior thereto Dex shall have filed with the SEC its registration statement on Form S-4 including a proposed joint proxy statement/prospectus and disclosure statement (collectively, the “SEC Documents”) with respect to the Proposed Merger and the Merger Agreement, each in form and substance reasonably satisfactory to the Administrative Agents;

(2) at 11:59 p.m. (New York City time) on December 16, 2012 (provided that Dex and the Administrative Agents may, by mutual agreement, extend such date one or more times to end no later than the 35th day after the Support Agreement Effective Date, unless prior thereto the proposed Amended and Restated Credit Agreements (excluding exhibits and schedules thereto) have been made available to the Lenders;

(3) on the 55th day after the Support Agreement Effective Date, unless prior thereto the Definitive Loan Documentation (other than the Amended and Restated Credit Agreements) has been made available to the Lenders;

(4) on the 75th day after Dex has filed the SEC Documents with the SEC, unless prior thereto the SEC has declared the registration statement effective for purposes of the proposed Dex Stockholder Approval (as defined in the Merger Agreement);

(5) on the fifth (5th) Business Day after the effective date of the registration statement, unless prior thereto the Dex Parties have commenced solicitation of the Dex Stockholder Approval (as defined in the Merger Agreement);

(6) if the Solicitation Commencement Date is not the same date as the date the Dex Parties have commenced solicitation of the Dex Stockholder Approval;

(7) on the Solicitation Commencement Date, unless on or prior thereto the Dex Parties have made available to the Lenders the proposed Plan, Disclosure Statement and other solicitation materials;

(8) on the 10th day after the Solicitation Commencement Date, unless prior thereto the proposed Definitive Bankruptcy Documentation (other than the Plan, the Disclosure Statement and the other solicitation materials) has been made available to the Lenders; provided that, for the avoidance of doubt, such proposed Definitive Bankruptcy Documentation (other than the Plan, the Disclosure Statement and the other solicitation materials) shall be subject to (i) continuing review and modification by Dex and its advisors and (ii) clauses (x) and (y) of the definition of “Definitive Bankruptcy Documentation”);

(9) on the fifth (5th) Business Day after the Solicitation End Date, unless prior thereto (i) the Chapter 11 Cases have been commenced or (ii) Dex has provided written notice to the Administrative Agents that (x) Lenders holding 100% of the aggregate outstanding principal amount of Loans under each of the Credit Agreements have agreed to the Amended and Restated Credit Agreements and have executed and delivered this Support Agreement as of the date of such notice, (y) each of the Dex Stockholder Approval and the SuperMedia Stockholder Approval (each as defined in the Merger Agreement) has been obtained, and (z) the Dex Parties have elected to effectuate the Transaction out-of-court;

(10) the Dex Parties’ failure to file the Plan and the Disclosure Statement with the Bankruptcy Court on the Petition Date;

(11) the failure of the Bankruptcy Court, subject to the Bankruptcy Court’s schedule, to enter in the Chapter 11 Cases (A) within three (3) Business Days after the Petition Date, an interim order, and (B) on or prior to the 40th day after the Petition Date (unless the Plan Effective Date has occurred), a final order, under Sections 105, 361, 362, 363 and 552 of the Bankruptcy Code and Bankruptcy Rules 2002, 4001 and 9014, and in form and substance reasonably satisfactory to the Administrative Agents, authorizing the Dex Parties to use the cash collateral of, and granting Adequate Protection to, the Secured Parties, and, in the case of the interim order, scheduling a final hearing pursuant to Bankruptcy Rule 4001(B);

(12) the failure of the Bankruptcy Court, subject to the Bankruptcy Court’s schedule, to enter in the Chapter 11 Cases (A) within three (3) Business Days after the Petition Date, an interim order, and (B) on or prior to the 40th day after the Petition Date (unless the Plan Effective Date has occurred), a final order, in form and substance reasonably satisfactory to the Administrative Agents, approving the Dex Parties’ cash management systems;

(13) the 50th day after the Petition Date, unless prior thereto the Bankruptcy Court has entered the Confirmation Order, subject to the Bankruptcy Court’s schedule;

(14) the 15th day after entry of the Confirmation Order approving the Plan, unless prior thereto the Plan Effective Date has occurred;

(15) the Dex Parties take any of the following actions: (A) withdrawing the Plan, (B) publicly announcing their intention not to proceed with the Plan, or (C) filing any motion, pleading, plan of reorganization and/or disclosure statement that, in the reasonable judgment of the Administrative Agents (x) is materially inconsistent with the Plan in the form annexed hereto as Exhibit A or this Support Agreement (including the Amendment Term Sheets) or (y) materially adversely affects the rights of the Consenting Lenders under this Support Agreement;

(16) the Bankruptcy Court grants relief that, in the reasonable judgment of the Administrative Agents (x) is materially inconsistent with this Support Agreement (including the Amendment Term Sheets) or (y) materially adversely affects the rights of the Consenting Lenders under this Support Agreement;

(17) if any change, effect, event, occurrence, development, circumstance or state of facts occurs that has or would reasonably be expected to have a Material Adverse Effect;

(18) the occurrence of an Event of Default under any of the Credit Agreements (other than as a result of the occurrence of an event specified in section 365(e)(1)(A) of the Bankruptcy Code, commencement of the Chapter 11 Cases or a cross-default arising therefrom);

(19) either (1) a filing by any Dex Party of any motion, application or adversary proceeding challenging the validity, enforceability, perfection or priority of, or seeking avoidance or subordination of, the Obligations (as defined in each of the Credit Agreements) or the liens securing the Obligations or asserting any other cause of action against and/or with respect to the Obligations, the prepetition liens securing the Obligations, the Administrative Agents or any of the Consenting Lenders (or if any Dex Party supports any such motion, application or adversary proceeding commenced by any third party or consents to the standing of any such third party), or (2) the entry of an order of the Bankruptcy Court granting relief with respect to any of the foregoing claims or causes of action;

(20) the amendment or modification of, or the filing of a pleading by any of the Dex Parties that seeks to amend or modify, the Plan, the Disclosure Statement or any documents related to the Plan (excluding, however, an amendment or modification to Section 8.3 or Section 8.4 of the Plan, or to a defined term used therein, including under the Confirmation Order, if and to the extent directed by the Bankruptcy Court), which amendment, modification or filing, in the reasonable judgment of the Administrative Agents (x) is materially inconsistent with the Plan in the form annexed hereto as Exhibit A or this Support Agreement (including the Amendment Term Sheets) or (y) materially adversely affects the rights of the Consenting Lenders under this Support Agreement;

(21)(A) the amendment or modification of, or the filing of a pleading by any of the SuperMedia Parties that seeks to amend or modify, the Plan (as defined in the SuperMedia Support Agreement), the Disclosure Statement (as defined in the SuperMedia Support Agreement), or any documents related to the Plan (as defined in the SuperMedia Support Agreement) (excluding, however, an amendment or modification to Section 8.3 or Section 8.4 of such Plan, or to a defined term used therein, including under the Confirmation Order, as defined in the SuperMedia Support Agreement, if and to the extent directed by the Bankruptcy Court), which amendment, modification or filing, in the reasonable judgment of the Dex Parties or the Administrative Agents, as applicable, (x) is materially inconsistent with the terms of the Transaction or this Support Agreement or (y) materially adversely affects the rights of the Dex Parties or the Consenting Lenders, as applicable, under this Support Agreement; or (B) the amendment, modification or supplement of the SuperMedia Support Agreement or the waiver of any terms thereof other than in accordance with Section 8.12; or

(22) upon the occurrence of a “Termination Event” under and as defined in the SuperMedia Support Agreement (it being understood that, for the avoidance of doubt, a Termination Event occurring under Section 3.1(a) of the SuperMedia Support Agreement shall result in a Termination Date under this Support Agreement without any opportunity to cure or waive such Termination Event).

(d)

Bankruptcy Threshold Termination. After the Bankruptcy Threshold Date, this Support Agreement, and the obligations of all Parties hereunder, shall terminate on the 10th Business Day after the receipt by the Administrative Agents from the Dex Parties, or the Dex Parties from the Administrative Agents, as the case may be, of notice that the Bankruptcy Threshold with respect to the Loans outstanding under any Credit Agreement is no longer satisfied; provided that this Support Agreement shall not terminate if, on the 10th Business Day after such notice is received, the Bankruptcy Threshold with respect to the Loans outstanding under each Credit Agreement is satisfied.

3.2	Effect of Termination; Termination Event Procedures.

(a)	Each of the Dex Parties hereby agrees that the automatic stay arising pursuant to section 362 of the Bankruptcy Code in the event the Chapter 11 Cases are commenced shall be deemed waived or modified for purposes of providing notice or exercising rights hereunder.

(b)	Upon the Termination Date, any and all ballots with respect to the Plan and signature page(s) to the Amended and Restated Credit Agreements delivered by each Consenting Lender prior to such Termination Date shall be immediately withdrawn, and such ballots and signature pages, as the case may be, shall be deemed to be null and void for all purposes (with respect to the ballots, as expressly set forth therein) and shall not be considered or otherwise used in any manner by the Parties; provided that within five (5) Business Days after the Termination Date any Consenting Lender, on behalf of itself and no other Consenting Lender, may advise the Dex Parties in writing (with a copy to the Administrative Agents) that such Consenting Lender’s ballot, signature page(s) to the Amended and Restated Credit Agreements and signature page or Lender Joinder hereto continue to be effective and are not withdrawn.

Section 4. Conditions Precedent to Support Agreement.

The obligations of the Parties and the effectiveness hereof (other than Section 8.7(b) hereof) are subject to satisfaction of each of the following conditions:

(a)	receipt by the Administrative Agents of an executed signature page to this Support Agreement by Dex on behalf of itself and all of the other Dex Parties;

(b)	receipt by the Administrative Agents and the Dex Parties of executed signature pages to this Support Agreement by the Lenders set forth on Schedule 2 attached hereto;

(c)	receipt by the Administrative Agents of resolutions from each Dex Party evidencing the corporate or similar organizational authority of such Dex Party to execute, deliver and perform its obligations under this Support Agreement;

(d)	receipt by the Administrative Agents of a certificate dated as of the Support Agreement Effective Date from an authorized officer of each Dex Party certifying the names and true signatures of the officers of such Dex Party authorized to sign this Support Agreement;

(e)	receipt by the Administrative Agents of a certificate dated as of the Support Agreement Effective Date from an authorized officer of each Dex Party certifying that the representations and warranties of such Dex Party set forth in this Support Agreement are true and correct;

(f)	the SuperMedia Support Agreement shall have become effective by its terms and shall be in full force and effect or shall become effective simultaneously with the occurrence of the Support Agreement Effective Date;

(g)	receipt by the Administrative Agents of a certificate dated as of the Support Agreement Effective Date from an authorized officer of each Dex Party that is a party to the Merger Agreement certifying that the Merger Agreement is in full force and effect and no party thereto has received notice of a breach of the terms, covenants, agreements, representations or warranties thereto; and

(h)	receipt by the Administrative Agents’ counsel and financial advisors of all reasonable outstanding, invoiced fees and expenses through the Support Agreement Effective Date.

Section 5. Representations, Warranties and Covenants.

5.1	Power and Authority.

Each Consenting Lender, severally and not jointly, and each of the Dex Parties, jointly and severally, represents, warrants and covenants that, as of the Support Agreement Effective Date (or, in the case of Consenting Lenders executing and delivering signature pages hereto after the Support Agreement Effective Date but prior to the Bankruptcy Threshold Date, as of the date of its execution and delivery of its signature page hereto), (i) such Party has and shall maintain all requisite corporate, partnership, or limited liability company power and authority to enter into this Support Agreement and to perform under the Amended and Restated Credit Agreements and (ii) the execution and delivery of this Support Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.

5.2	Enforceability.

Each Consenting Lender, severally and not jointly, and each of the Dex Parties, jointly and severally, represents, warrants and covenants that this Support Agreement is the legally valid and binding obligation of it, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws limiting creditors’ rights generally or by equitable principles relating to enforceability.

5.3	No Material Misstatement or Omission.

The Dex Parties, jointly and severally, represent, warrant and covenant that the joint proxy statement /prospectus and disclosure statement constituting a part of the registration statement on Form S-4 filed with the SEC on or about December 6, 2012 will not with respect to the information contained therein relating to Dex, as of the date such registration statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in light of the circumstances in which they are made, not materially misleading. The projections and pro forma financial information contained in the joint proxy statement / prospectus and disclosure statement are based upon good faith estimates and assumptions believed by the Dex Parties to be reasonable at the time made in light of the circumstances under which such estimates and assumptions were made, it being recognized by the Administrative Agents and the Consenting Lenders that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein in a material amount.

5.4	Governmental Consent; No Conflicts.

Each of the Dex Parties, jointly and severally, represents, warrants and covenants that, as of the Support Agreement Effective Date, the execution, delivery, and performance by it of this Support Agreement (a) does not and shall not require any registration or filing with, consent or approval of, or notice to, or other action to, with, or by, any Federal, state, or other governmental authority or regulatory body, except (i) such filings as may be necessary and/or required for disclosure by the SEC and applicable state securities or “blue sky” laws and (ii) any filings in connection with the Chapter 11 Cases, including the approval of the Disclosure Statement and confirmation of the Plan, (b) will not violate any applicable law or regulation or the charter, limited liability company agreement, by-laws or other organizational documents of any of the Dex Parties or any order of any governmental authority and (c) will not violate or result in a default under the Merger Agreement or that certain Indenture, dated as of January 29, 2010, between Dex and The Bank of New York Mellon, as trustee, as such Indenture may be amended, supplemented or otherwise modified from time to time.

5.5	Ownership.

Each Consenting Lender, severally, and not jointly, represents, warrants and covenants that:

(a)	such Consenting Lender is the owner of the Claims set forth on its signature page hereto or on the schedule attached to its Lender Joinder (as applicable), or has and shall maintain the power and authority to bind the legal and beneficial owner(s) of such Claims to the terms of this Support Agreement;

(b)	such Consenting Lender (i) has and shall maintain full power and authority to vote on its Claims and execute and deliver its signature page(s) to the Amended and Restated Credit Agreements and this Support Agreement or (ii) has received direction from the party having full power and authority to vote on its Claims and execute and deliver its signature page(s) to the Amended and Restated Credit Agreements and this Support Agreement;

(c)	other than as permitted under this Support Agreement, such Claims are and shall continue to be free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction, right of first refusal or other limitation on disposition, or encumbrances of any kind, that would adversely affect in any way such Consenting Lender’s performance of its obligations under this Support Agreement at the time such obligations are required to be performed; and

(d)	such Consenting Lender has made no prior Transfer, and has not entered into any other agreement to assign, sell, participate, grant, convey or otherwise transfer, in whole or in part, any portion of its right, title, or interest in any Claims held by such Consenting Lender as of the date hereof that are inconsistent with, or in violation of, the representations and warranties of such Consenting Lender herein, in violation of its obligations under this Support Agreement or that would adversely affect in any way such Consenting Lender’s performance of its obligations under this Support Agreement at the time such obligations are required to be performed.

5.6	Merger Agreement and Proposed Merger.

(a)	Each of the Dex Parties jointly and severally represents, warrants and covenants that:

(1) as of the Support Agreement Effective Date, except in connection with the Merger Agreement and the Proposed Merger, such Dex Party (i) has not resolved to engage in any merger, consolidation, asset sale, or the purchase or acquisition of all or a substantial part of the assets of another Person and (ii) has not been a party to any agreement or engaged in any discussions or negotiations with any Person that is reasonably likely to lead to any merger, consolidation, asset sale, or the purchase or acquisition of all or a substantial part of the assets of another Person, in each case, which would be material to the Dex Parties.

(2) other than as a result of filing the Chapter 11 Cases to implement the Transaction, its obligations hereunder and under the Merger Agreement do not materially conflict with, or result in the breach of, or constitute a default under, or result in or permit the termination or acceleration of, any material contractual obligation of the Dex Parties.

(3) the representations and warranties made in the Merger Agreement by such Dex Party are true, correct and complete in all material respects as of the Support Agreement Effective Date except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date (except that any representation and warranty that is qualified as to “materiality” or “Material Adverse Effect” shall be true, correct and complete in all respects as so qualified).

(b)	The Dex Parties shall not materially amend or modify the Merger Agreement (as in effect on the Support Agreement Effective Date), including Article V of the Merger Agreement, without the consent of the Required Consenting Lenders; for the avoidance of doubt, termination of the Merger Agreement shall not limit the effect of the termination provisions set forth in this Support Agreement. The Dex Parties shall not waive any material obligation, material right or material condition under the Merger Agreement without the consent of the Required Consenting Lenders.

(c)	Prior to consummation of the Proposed Merger (whether consummated out-of-court or on the Plan Effective Date), the Dex Parties shall comply with each of their material obligations under the Merger Agreement (including Article V thereof).

(d)	Dex shall give the Administrative Agents prompt written notice (and in any event, within one (1) Business Day) of Dex receiving or giving any notice of a material event pursuant to the terms of the Merger Agreement, including a notice of “Change in SuperMedia Recommendation” (as defined in the Merger Agreement) or a notice of termination of the Merger Agreement.

5.7	Company Presentation.

No later than January 31, 2013, Dex (in conjunction with SuperMedia) shall make a written and oral presentation to “private side” Lenders regarding potential cost reduction initiatives and the integration initiative to be implemented among Dex and SuperMedia in anticipation of and in connection with the Proposed Merger, including, among others things, with respect to synergies, additional potential cost reduction opportunities and digital products integration plans that may be implemented prior to or after with the Proposed Merger.

5.8	Financial Statements

From and after the Support Agreement Effective Date, and so long as this Support Agreement is in effect (x) Dex East hereby authorizes and directs the Dex East Agent to deliver the financial statements delivered pursuant to the Dex East Credit Agreement to the Dex West Agent, the RHD Agent and the Administrative Agent (as defined in the SuperMedia Support Agreement) for distribution by such Administrative Agents to their respective lending syndicates, (y) Dex West hereby authorizes and directs the Dex West Agent to deliver the financial statements delivered pursuant to the Dex West Credit Agreement to the Dex East Agent, the RHD Agent and the Administrative Agent (as defined in the SuperMedia Support Agreement) for distribution by such Administrative Agents to their respective lending syndicates and (z) RHD hereby authorizes and directs the RHD Agent to deliver the financial statements delivered pursuant to the RHD Agreement to the Dex East Agent, the Dex West Agent and the Administrative Agent (as defined in the SuperMedia Support Agreement) for distribution by such Administrative Agents to their respective lending syndicates.

Section 6. Remedies.

The Parties agree that any breach of this Support Agreement by the Dex Parties, on the one hand, and the Consenting Lenders, on the other hand, would give rise to irreparable damage for which monetary damages would not be an adequate remedy. Each Dex Party and each Consenting Lender accordingly agrees that the Consenting Lenders and the Dex Parties, as the case may be, will be entitled to enforce the terms of this Support Agreement by decree of specific performance without the necessity of proving the inadequacy of monetary damages as a remedy and to obtain injunctive relief against any breach or threatened breach. The Consenting Lenders and the Dex Parties, as the case may be, agree that such relief will be their only remedy against the applicable other Party with respect to any such breach, and that in no event will any Party be liable for monetary damages.

Section 7. Acknowledgments.

This Support Agreement is the product of negotiations among the Parties, together with their respective representatives. Notwithstanding anything herein to the contrary, this Support Agreement is not, and shall not be deemed to be, a solicitation of votes for the acceptance of the Plan or any plan of reorganization for the purposes of sections 1125 and 1126 of the Bankruptcy Code or otherwise. The Dex Parties will not solicit acceptances of the Plan from any Consenting Lender until such Consenting Lender has been provided with a copy of the Disclosure Statement. Furthermore, no securities of any Dex Party are being offered or sold hereby and this Support Agreement neither constitutes an offer to sell nor a solicitation of an offer to buy any securities of any Dex Party.

Section 8. Miscellaneous Terms.

8.1	Assignment; Transfer Restrictions.

(a)	Each Consenting Lender hereby agrees, severally and not jointly, for so long as this Support Agreement shall remain in effect as to it, not to Transfer any of its Claims, or convey, grant, issue or sell any option or right to acquire any of its Claims or voting rights related thereto or any other interest in any Claim against the Dex Parties, except to (i) a party that is a Consenting Lender or (ii) a Joining Lender Party; provided that any such Claims shall automatically be deemed to be subject to the terms of this Support Agreement; provided further, that an entity or Person that purchases a participation interest from a Consenting Lender (pursuant to Section 9.04(c) of the Credit Agreements) shall not be required to execute and deliver a Lender Joinder. As a condition to the effectiveness of any such Transfer, each Joining Lender Party shall indicate, on the signature page to its Lender Joinder, the amount of Loans held by such Joining Lender Party. With respect to any Transfer effectuated in accordance with this Section 8.1(a), such Joining Lender Party shall be deemed to be a Consenting Lender for purposes of this Support Agreement. For the avoidance of doubt, any sale of participations (under Section 9.04(c) of the Credit Agreements) by a Consenting Lender of all or a portion of such Consenting Lender’s rights or obligations under any of the Credit Agreements (including all or a portion of the Loans owing to such Consenting Lender) shall not relieve such Consenting Lender from its obligations under this Support Agreement, including with respect to any such participation (regardless of any instruction a transferee of such participation gives with respect to voting or any other rights and obligations of the Consenting Lender hereunder), to which such Consenting Lender shall remain bound subject to the terms hereof.

(b)	Any purported Transfer or transaction involving any Claim that does not comply with the procedures set forth in Section 8.1(a) shall be deemed void ab initio.

(c)	Any Consenting Lender that Transfers all of its Claims in accordance with Section 8.1(a) shall no longer be bound by this Support Agreement.

(d)	Notwithstanding the foregoing provisions of this Section 8.1, any Consenting Lender may, at any time and without notice to or consent from any other Party, pledge or grant a security interest in all or any portion of its Claims or rights (including rights to payment of interest and repayment of principal) under any of the Credit Agreements, as applicable, in order to secure obligations of such Consenting Lender to a Federal Reserve Bank or to secure obligations owed in connection with financing provided to such Consenting Lender; provided that no such pledge or grant of a security interest shall release such Consenting Lender from any of its obligations hereunder or substitute any such pledgee or grantee for such Consenting Lender as a Party hereto.

(e)	This Support Agreement shall not preclude any Consenting Lender from acquiring additional Loans; provided that any such Loans shall automatically be deemed to be “Claims” subject to the terms of this Support Agreement.

8.2	No Third Party Beneficiaries.

This Support Agreement shall be solely for the benefit of the Administrative Agents, the Dex Parties and each Consenting Lender. No Person shall be a third party beneficiary of this Support Agreement.

8.3	Entire Agreement.

This Support Agreement, including Schedules, Exhibits, Annexes and the Definitive Documentation, constitutes the entire agreement of the Parties with respect to the subject matter of this Support Agreement, and supersedes all other prior negotiations, agreements, and understandings, whether written or oral, among the Parties with respect to the subject matter of this Support Agreement.

8.4	Counterparts.

This Support Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. Delivery of an executed signature page of this Support Agreement by electronic transmission shall be effective as delivery of a manually executed counterpart hereof.

8.5	Settlement Discussions.

This Support Agreement (including the Amendment Term Sheets) is the product of negotiations among the Parties hereto and reflects various agreements and compromises to implement the Transaction. Nothing herein shall be deemed to be an admission of any kind. Pursuant to Federal Rule of Evidence 408 and any applicable state rules of evidence, this Support Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce the terms of this Support Agreement.

8.6	Continued Banking Practices.

Notwithstanding anything herein to the contrary, each Consenting Lender, each Administrative Agent and their respective affiliates may accept deposits from, lend money to, and generally engage in any kind of banking, investment banking, trust or other business with, or provide debt financing (including debtor in possession financing), equity capital or other services (including financial advisory services) to any Dex Party or any affiliate of any Dex Party or any other Person, including, but not limited to, any Person proposing or entering into a transaction related to or involving any Dex Party or any affiliate thereof.

8.7	Reservation of Rights; Events of Default; Waivers; Amendments.

(a)	Except as expressly provided in this Support Agreement, nothing herein is intended to, shall or shall be deemed in any manner to (i) waive, limit, impair, prejudice or restrict the ability of each Consenting Lender to protect and preserve its rights, remedies and interests, including, but not limited to, all of its rights and remedies, whether now existing or arising in the future, under any of the Credit Agreements, the other Loan Documents, any other instrument or agreement referred to herein or therein, the Bankruptcy Code or applicable law, including any such rights and remedies relating to Defaults or other events that may have occurred prior to the execution of this Support Agreement, any and all of its claims and causes of action against any of the Dex Parties, any liens or security interests it may have in any assets of any of the Dex Parties or any third parties, or its full participation in the Chapter 11 Cases, if commenced, (ii) constitute an amendment, modification or forbearance by the Lenders with respect to (x) any other term, provision, condition, Default or Event of Default of or under any of the Credit Agreements or any of the other Loan Documents, or (y) any other instrument or agreement referred to herein or therein and (iii) limit or impair the ability of any of the Consenting Lenders to consult with each other, the Dex Parties, the SuperMedia Parties and the SuperMedia Lenders. If the Amended and Restated Credit Agreements are not consummated as provided herein or if a Termination Date occurs, the Administrative Agents, the Consenting Lenders and the Dex Parties each fully reserve any and all of their respective rights, remedies and interests under the Loan Documents and applicable law and in equity.

(b)	Without limiting subsection 8.7(a) in any way, from and after the date that this Support Agreement has been executed and delivered by Required Lenders under each of the Credit Agreements, and the conditions set forth in Section 4 have been satisfied or waived, the Consenting Lenders, the Administrative Agents and the Dex Parties, as applicable:

(1)(x) waive any Default or Event of Default arising under Article VII(j)(vi) of each of the Credit Agreements solely to the extent that such Default or Event of Default may result from taking any action for the purpose of effecting the Transaction through the commencement of the Chapter 11 Cases, which waiver shall survive termination of this Support Agreement; and (y) Article VII(j) of each of the Credit Agreements is amended as of the Support Agreement Effective Date by deleting clause

(vi) thereof and replacing it with: “take any action for the purpose of effecting any of the foregoing; provided, however, that, for the avoidance of doubt, none of the Ultimate Parent’s, any Material Ultimate Parent Subsidiary’s, the Parent’s, the Borrower’s or any Material Subsidiary’s execution of, performance of the obligations contemplated by or consistent with, and the taking of any action under (I) the Support and Limited Waiver Agreement dated as of December 5, 2012 by and among the Ultimate Parent, its Subsidiaries, the Agent, the other administrative agent referenced therein and the lenders from time to time party thereto (as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof) and (II) the Merger Agreement (as defined in the Support and Limited Waiver Agreement referred to in clause (I) above) shall constitute a Default or an Event of Default under this clause (vi).”;

(2) with respect to all Loan Parties, waive any Default or Event of Default under Article VII(f) of each of the Credit Agreements arising from the Borrower’s failure to comply with Section 5.01(a) solely as a result of the failure to deliver an audit without a ‘going concern’ or like qualification, exception or explanatory paragraph with respect to the fiscal year ending December 31, 2012 (which ‘going concern’ or like qualification, exception or explanatory paragraph relates (i) to the anticipated or potential commencement of the Chapter 11 Cases pursuant to this Support Agreement and (ii) does not expressly provide that it results from (x) a limitation of scope or (y) the financial statements not presenting fairly in all material respects the financial position, results of operations or cash flows of the Dex Parties in conformity with GAAP resulting in a qualified or adverse audit opinion), which waiver shall survive termination of this Support Agreement;

(3) agree that Section 5.01 of each Credit Agreement is hereby amended to incorporate the covenants in the second sentence of the first paragraph (including all bullet points thereunder) under the heading “Affirmative Covenants” in, as applicable, the Amendment Term Sheets, and the applicable Dex Parties hereby agree to comply therewith upon the effectiveness of this Section 8.7(b)(3); and

(4) agree that for so long as this Support Agreement is in effect, notwithstanding anything in the Credit Agreements to the contrary, the Dex Parties shall not make any Discounted Voluntary Prepayments.

(c)	Notwithstanding anything herein to the contrary, the Parties acknowledge that the support of any Consenting Lender contained in this Support Agreement relates solely to such Consenting Lender’s rights and obligations as a Consenting Lender under the applicable Credit Agreement, and does not bind such Consenting Lender or its affiliates with respect to any other indebtedness or other liability owed by Dex or any of its subsidiaries and affiliates to such Consenting Lender or any affiliate of such Consenting Lender. Notwithstanding anything herein to the contrary, in the event that a Consenting Lender (or affiliate thereof) has a contractual obligation with respect to any debt claims other than the Claims to vote such claims as directed by a third party, such Consenting Lender’s (or affiliate’s) compliance with such direction shall not be deemed a violation of any of the provisions of this Support Agreement. For purposes of this Support Agreement, (x) claims of a Consenting Lender that are held by such Consenting Lender in a fiduciary or similar capacity and (y) claims held by a Consenting Lender in its capacity as a broker, dealer or Qualified Marketmaker of Loans under the applicable Credit Agreement or any other claim against or security of the Dex Parties (including any Loans or claims held in inventory with respect to such broker, dealer, or market-making activities, provided that the positions with respect to such Loans or claims are separately identified on the internal books and records of such Consenting Lender) shall not, in either case (x) or (y), be bound by or subject to this Support Agreement; provided further that the Claims identified on such Consenting Lender’s signature page or Lender Joinder hereto, as applicable, shall not be subject to this sentence or be deemed to satisfy clause (x) or (y) above.

8.8	Relationship Among Parties.

It is understood and agreed that no Consenting Lender has any duty of trust or confidence in any form with any other Consenting Lender, and, except as provided in this Support Agreement, there are no commitments among or between them. In this regard, it is understood and agreed that any Consenting Lender may trade in the Loans or other debt or equity securities of the Dex Parties without the consent of the Dex Parties, as the case may be, or any other Consenting Lender, subject to applicable securities laws, the terms of this Support Agreement and the applicable Credit Agreements; provided however that no Consenting Lender shall have any responsibility for any such trading by any other Person by virtue of this Support Agreement. No prior history, pattern or practice of sharing confidences among or between the Consenting Lenders shall in any way affect or negate this understanding and agreement.

8.9	Governing Law; Waiver of Jury Trial.

(a)	The Parties waive all rights to trial by jury in any jurisdiction in any action, suit, or proceeding brought to resolve any dispute under or arising out of or in connection with this Support Agreement, whether sounding in contract, tort or otherwise.

(b)	This Support Agreement shall be governed by and construed in accordance with the internal laws of the State of New York. By its execution and delivery of this Support Agreement, each Party hereby irrevocably and unconditionally agrees for itself that, subject to Section 8.9(c), any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Support Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, may be brought in any state or federal court of competent jurisdiction in New York County, State of New York, and by execution and delivery of this Support Agreement, each of the Parties hereby irrevocably accepts and submits itself to the nonexclusive jurisdiction of such court, generally and unconditionally, with respect to any such action, suit or proceedings.

(c)	Notwithstanding the foregoing, if the Chapter 11 Cases are commenced, nothing in Sections 8.9(a) or 8.9(b) shall limit the authority of the Bankruptcy Court to hear any matter under or arising out of or in connection with this Support Agreement.

8.10	Successors.

This Support Agreement is intended to bind the Parties and inure to the benefit of the Administrative Agents, the Consenting Lenders and each of the Dex Parties and their respective successors, permitted assigns, heirs, executors, administrators and representatives.

8.11	Acknowledgment Regarding Counsel.

Each of the Parties acknowledges that it has been represented by counsel (or had the opportunity to and waived its right to do so) in connection with this Support Agreement and the transactions contemplated by this Support Agreement. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Support Agreement against such Party based upon lack of legal counsel shall have no application and is expressly waived. No Party shall have any term or provision construed against such Party solely by reason of such Party having drafted the same.

8.12	Amendments, Modifications, Waivers.

(a)

Except as set forth in the last sentence of this Section 8.12(a), this Support Agreement may only be modified, amended or supplemented, and any of the terms hereof (including in Section 3.1 hereof) may only be waived, by an agreement in writing signed by each of the Dex Parties and the Required Consenting Lenders; provided that (1) any such modification, amendment, supplement or waiver shall not be effective unless also agreed to in writing by each Consenting Lender (i) under a particular Credit Agreement whose treatment or rights is adversely affected by the modification, amendment, supplement or waiver in a manner different from the other Consenting Lenders under such Credit Agreement or (ii) whose consent would be required under the first proviso of Section 9.02(b) of the RHD Credit Agreement or under the second proviso of Section 9.02(b) of the Dex East Credit

Agreement or the Dex West Credit Agreement, as applicable, if such modification, amendment, supplement or waiver to an Amendment Term Sheet (each as in the form attached hereto as Exhibit D, E and F on the Support Agreement Effective Date) were instead a modification, amendment, supplement or waiver to or under the applicable Credit Agreement, and (2) if the Dex Parties and the Required Consenting Lenders consent to any such modification, amendment, supplement or waiver, but a Consenting Lender whose consent is required under part (1) above does not so consent, the Dex Parties may terminate such non-consenting Consenting Lender as a Party to this Support Agreement and, as of the date of such termination, such Consenting Lender shall have no rights or obligations under this Support Agreement. For the avoidance of doubt, any modification, amendment, supplement, extension or waiver that is expressly permitted under this Support Agreement with the prior consent of the Administrative Agents and/or the Majority Documentation Lenders is not a modification, amendment, supplement, extension or waiver that is subject to this Section 8.12.

(b)	Except as set forth in the last sentence of this Section 8.12(b), the SuperMedia Support Agreement may only be modified, amended or supplemented, and any of the terms thereof (including in Section 3.1 thereof) may only be waived, by an agreement in writing signed by the Required Consenting Lenders hereunder. For the avoidance of doubt, any modification, amendment, supplement, extension or waiver that is expressly permitted under the SuperMedia Support Agreement with the prior consent of the Administrative Agent and/or the Majority Documentation Lenders (in each case, as defined in the SuperMedia Support Agreement) is not a modification, amendment, supplement, extension or waiver that is subject to this Section 8.12.

(c)	The definition of Required Consenting Lenders, and this Section 8.12, may not be modified, amended or supplemented, or any of its terms waived, as applicable, without the prior written consent of each Consenting Lender.

8.13	Fiduciary Duties.

Notwithstanding anything to the contrary herein, nothing in this Support Agreement shall require Dex, any of the other Dex Parties, or any of their respective directors or officers (in such Person’s capacity as a director or officer) to take any action, or to refrain from taking any action, to the extent that taking such action or refraining from taking such action would be inconsistent with such Person’s fiduciary obligations under applicable law; provided that (x) to the extent that taking such action or refraining from taking such action would be reasonably likely to result in a breach of this Support Agreement, Dex shall give the Administrative Agents not less than three (3) Business Days prior written notice of such anticipated action or anticipated refraining from taking such action and (y) if taking any such action or refraining from taking such action results in, or is reasonably likely to result in, a breach of this Support Agreement, then Dex (upon the expiration of the three (3) Business Day notice period set forth in (x) above) or the Consenting Lenders (upon receipt of the notice from Dex contemplated in (x) above), as the case may be, may terminate this Support Agreement as set forth in Section 3.1(a)(10) (it being understood that the specific performance provisions of Section 6 shall not be applicable to the Parties with respect to their rights under this Section 8.13).

8.14	Further Assurances; Rule of Construction.

Subject to the other terms of this Support Agreement, the Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, from time to time, to effectuate the Amended and Restated Credit Agreements (including, if Dex has elected the Prepackaged Alternative and not withdrawn such election, the Plan). For purposes of computing days under this Support Agreement, (i) the day of the event triggering the period shall be excluded; (ii) every day, including intermediate non-Business Days shall be included; and (iii) the last day of the period shall be included, provided that, other than with respect to the date set forth in Section 3.1(c)(2), if the last day of the period is a non-Business Day, the period shall continue to run until the immediately succeeding Business Day from such last day of the period.

8.15	Public Disclosure.

(a)	The Parties acknowledge that this Support Agreement will be publicly disclosed on the earlier of (x) a Termination Date and (y) the date on which Dex has filed its SEC Documents with the SEC. Any and all public disclosures of this Support Agreement shall include such redactions as may be reasonably requested by the Administrative Agents’ counsel to maintain the confidentiality of the items identified in Section 8.15(b) hereof, subject to any applicable requirements under the federal securities laws, the Bankruptcy Code or the Bankruptcy Rules.

(b)	Except as required by law (as determined by outside counsel to the Dex Parties and with reasonable prior notice to the Administrative Agents), neither the Dex Parties nor the Administrative Agents shall (a) use the name of any Consenting Lender in any public manner without such Consenting Lender’s prior written consent (except to the extent that the name of a Consenting Lender is otherwise set forth herein or the Plan, not including the signature pages or schedules hereto or to any Lender Joinder) or (b) disclose to any Person (including, for the avoidance of doubt, any other Consenting Lender) other than the Administrative Agents, their advisors and the advisors to the Dex Parties and/or the SuperMedia Parties the amount or percentage of any Loans to the Dex Parties held by any Consenting Lender. The Dex Parties may disclose the aggregate amount of outstanding Loans held by all Consenting Lenders under each Credit Agreement.

8.16	Severability of Provisions.

If any provision of this Support Agreement for any reason is held to be invalid, illegal or unenforceable in any respect, that provision shall not affect the validity, legality or enforceability of any other provision of this Support Agreement.

8.17	Notices.

All notices and other communications required or permitted hereunder shall be in writing and shall be deemed given when: (a) delivered personally or by overnight courier to the following address of the applicable other Party hereto; or (b) sent by fax to the following fax number of such other Party hereto with the confirmatory copy delivered by overnight courier to the address of such other Party listed below.

If to the Dex Parties, to:

Dex One Corporation

1001 Winstead Drive

Cary, NC 27513

Attn: Mark W. Hianik

Telephone: (919) 297-1222

Facsimile: (919) 297-1518

with a copy to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attn: Marc Kieselstein, P.C.

           Christopher J. Marcus

Telephone: (212) 446-4800

Facsimile: (212) 446-4900

If to any Consenting Lender, the address set forth on its signature page.

If to the Dex East Agent or the Dex West Agent, to:

JPMorgan Chase Bank, N.A.

383 Madison Avenue,

New York, New York 10179

Attn: Neil Boylan

Telephone: (212) 270-1410

Facsimile: (212) 622-4560

with a copy to

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Steve Fuhrman and Sandy Qusba

Telephone: (212) 455-2000

Facsimile: (212) 455-2502

If to the RHD Agent, to:

Deutsche Bank

60 Wall Street, 43rd Floor

New York, New York 10005

Attn: Mark Cohen and Benjamin Souh

Telephone: (212) 250-6596

Facsimile: (646) 502-4257

with a copy to

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Steve Fuhrman and Sandy Qusba

Telephone: (212) 455-2000

Facsimile: (212) 455-2502

[SIGNATURE PAGES FOLLOW]

In witness whereof, the Parties hereto have caused this Support Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Dex One Corporation
on behalf of itself and all of its direct and indirect subsidiaries

By:
Name:
Title:

[Signature Page to Dex Support and Limited Waiver Agreement]

JPMorgan Chase Bank, N.A., in its capacity as Dex East Agent and Dex West Agent

By:
Name:
Title:

[Signature Page to Dex Support and Limited Waiver Agreement]

Deutsche Bank Trust Company Americas, in its capacity as RHD Agent

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Dex Support and Limited Waiver Agreement]

[CONSENTING LENDER SIGNATURE BLOCKS], as a Consenting Lender

By:
Name:
Title:

Notice Address:

CLAIMS UNDER DEX EAST CREDIT AGREEMENT

Lender	Amount of Claim under Credit Agreement

CLAIMS UNDER DEX WEST CREDIT AGREEMENT

Lender	Amount of Claim under Credit Agreement

CLAIMS UNDER RHD CREDIT AGREEMENT

Lender	Amount of Claim under Credit Agreement

[Signature Page to Dex Support and Limited Waiver Agreement]

SCHEDULE 1

DEX PARTIES

Dex One Corporation

Dex Media, Inc.

Dex One Digital, Inc.

Dex One Service, Inc.

R.H. Donnelley Inc.

R.H. Donnelley Corporation

Dex Media East, Inc.

Dex Media West, Inc.

Dex Media Service LLC

R.H. Donnelley APIL, Inc.

Newdex, Inc.

Spruce Acquisition Sub, Inc.

SCHEDULE 2

CONSENTING LENDERS1 AS OF SUPPORT AGREEMENT EFFECTIVE DATE

JPMorgan Chase Bank, N.A.

Deutsche Bank Trust Company Americas

Paulson & Co. Inc.

Bain Capital LLC – Sankaty

Ares Management LLC

Highland Capital Management LP

General Electric Capital Corporation

Bennett Management Corporation

[1]	Each entity listed below is either the legal and beneficial owner(s) of the Loans set forth on its respective signature pages to the Support Agreement or is or is an affiliate of a Person that has the power and authority to bind the legal and beneficial owner(s) with respect to such Loans.

EXHIBIT A

PLAN

See Appendix F to the Form S-4 Registration Statement

EXHIBIT B

SUPERMEDIA SUPPORT AGREEMENT

See Appendix L to the Form S-4 Registration Statement

EXHIBIT C

FORM OF LENDER JOINDER

This Lender Joinder to the Support and Limited Waiver Agreement (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), dated as of December 5, 2012 by and among: (i) the lenders from time to time party thereto, (ii) Dex One Corporation, Dex Media, Inc., R.H. Donnelley Inc., Dex Media East, Inc., Dex Media West, Inc. and certain subsidiaries of Dex listed on Schedule 1(a) thereto (iii) JPMorgan Chase Bank, N.A., as administrative agent under the Dex East Credit Agreement and the Dex West Credit Agreement and (iv) Deutsche Bank Trust Company Americas, as administrative agent under the RHD Credit Agreement, a copy of which is attached to this Lender Joinder as Annex I, is executed and delivered by [                    ] (the “Joining Lender Party”) as of [                    ], 201[    ]. Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the Support Agreement.

1. Agreement to be Bound. The Joining Lender Party hereby agrees to be bound by all of the terms of the Support Agreement. The Joining Lender Party shall hereafter be deemed to be a “Consenting Lender” and a Party for all purposes under the Support Agreement.

2. [Representations and Warranties. [With respect to the aggregate principal amount of Claims held by the Joining Lender Party upon consummation of the Transfer of such Claims to the Joining Lender Party, the Joining Lender Party hereby makes, as of the date hereof, the representations and warranties of the Consenting Lenders set forth in Section 5 of the Support Agreement to each of the other Parties to the Support Agreement.]1 [The Joining Lender Party hereby makes, as of the date hereof, the representations and warranties of the Consenting Lenders set forth in Section 5 of the Support Agreement to each of the other Parties to the Support Agreement.]2

3. Governing Law. This Lender Joinder shall be governed by and construed in accordance with the internal laws of the State of New York.

* * * * *

[THE REMAINDER OF THIS PAGE IS

INTENTIONALLY LEFT BLANK]

[1]	To be used if the Lender Joinder is being executed and delivered in connection with a Transfer.
[2]	To be used if the Lender Joinder is being executed and delivered by a Lender after the Bankruptcy Threshold Date.

IN WITNESS WHEREOF, the Joining Lender Party has caused this Lender Joinder to be executed as of the date first written above.

Entity Name of Joining Lender Party

Authorized Signatory:

By:
Name: Title:

Applicable Credit Agreement:

Amount of Claim under Credit Agreement

$

Address:

ANNEX I

SUPPORT AGREEMENT

EXHIBIT D

TERM SHEET FOR

AMENDED AND RESTATED DEX EAST CREDIT AGREEMENT

See Exhibit G to the Amended and Restated Merger Agreement and Plan of Merger at Appendix A to the Form S-4 Registration Statement

EXHIBIT E

TERM SHEET FOR

AMENDED AND RESTATED DEX WEST CREDIT AGREEMENT

See Exhibit G to the Amended and Restated Merger Agreement and Plan of Merger at Appendix A to the Form S-4 Registration Statement

EXHIBIT F

TERM SHEET FOR
AMENDED AND RESTATED RHD CREDIT AGREEMENT

See Exhibit G to the Amended and Restated Merger Agreement and Plan of Merger at Appendix A to the Form S-4 Registration Statement

APPENDIX L

SUPPORT AND LIMITED WAIVER AGREEMENT

This SUPPORT AND LIMITED WAIVER AGREEMENT (together with all Exhibits, Annexes and Schedules hereto, in each case as amended, supplemented or otherwise modified from time to time, this “Support Agreement”) is dated as of December 5, 2012 by and among: (i) the Consenting Lenders (as defined below), (ii) SuperMedia Inc. (“SuperMedia”) and certain subsidiaries of SuperMedia set forth on Schedule 1 attached hereto (collectively, the “SuperMedia Parties”), and (iii) JPMorgan Chase Bank, N.A. (“JPMorgan”), as administrative agent under the Credit Agreement (as defined below) (each of the parties set forth in clauses (i) through (iii) above, a “Party”; collectively, the “Parties”).

WHEREAS, SuperMedia, as borrower, certain lenders (the “Lenders”) and JPMorgan, as administrative agent and collateral agent (in such capacities, the “Administrative Agent”), are parties to the Loan Agreement, dated as of December 31, 2009 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”);

WHEREAS, Dex One Corporation (“Dex”) and Dex Media, Inc. (“Dex Media”), each as a guarantor, Dex Media East, Inc. (“Dex East”), as borrower, certain lenders (the “Dex East Lenders”) and JPMorgan, as administrative agent and collateral agent, are parties to the Amended and Restated Credit Agreement, dated as of January 29, 2010 (as amended, supplemented or otherwise modified from time to time, the “Dex East Credit Agreement”);

WHEREAS, Dex and Dex Media, each as a guarantor, Dex Media West, Inc. (“Dex West”), as borrower, certain lenders (the “Dex West Lenders”) and JPMorgan, as administrative agent and collateral agent, are parties to the Amended and Restated Credit Agreement, dated as of January 29, 2010 (as amended, supplemented or otherwise modified from time to time, the “Dex West Credit Agreement”);

WHEREAS, Dex, as a guarantor R.H. Donnelley Inc. (“RHD”), as borrower, certain lenders (the “RHD Lenders”; together with the Dex East Lenders and the Dex West Lenders, the “Dex Lenders”) and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent, are parties to the Third Amended and Restated Credit Agreement, dated as of January 29, 2010 (as amended, supplemented or otherwise modified from time to time, the “RHD Credit Agreement”; together with the Dex East Credit Agreement and the Dex West Credit Agreement, the “Dex Credit Agreements”);

WHEREAS, (i) each of Dex and Newdex, Inc., a direct wholly-owned subsidiary of Dex (“Newco”), desires to merge Dex with and into Newco, with Newco as the surviving entity (the “Dex Merger”) and (ii) immediately following consummation of the Dex Merger, each of Newco, SuperMedia and Spruce Acquisition Sub, Inc., a direct wholly-owned subsidiary of Newco (“Merger Sub”), desire to merge Merger Sub with and into SuperMedia, with SuperMedia as the surviving entity (the “SuperMedia Merger” and together with the Dex Merger, the “Proposed Merger”), each in accordance with the Amended and Restated Agreement and Plan of Merger among Dex, Newco, SuperMedia and Merger Sub, dated as of December 5, 2012 (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”);

WHEREAS, after giving effect to the Proposed Merger, SuperMedia will become a direct wholly-owned subsidiary of Newco, and Newco will become the Ultimate Parent;

WHEREAS, to effectuate the Proposed Merger and the transactions related thereto, the SuperMedia Parties have requested certain amendments to the Credit Agreement, all of which are conditions precedent to the consummation of the Proposed Merger (the “Amended and Restated Credit Agreement”; together with the Proposed Merger and the transactions related thereto, the “Transaction”);

WHEREAS, the SuperMedia Parties have requested that the Lenders execute and deliver this Support Agreement to evidence their support for the Transaction (including the Amended and Restated Credit

Agreement), whether the Transaction is consummated out-of-court or pursuant to a prepackaged chapter 11 plan of reorganization of the SuperMedia Parties under the Bankruptcy Code, as provided herein;

WHEREAS, the Consenting Lenders are willing to enter into the Amended and Restated Credit Agreement as more particularly described in the term sheet annexed hereto as Exhibit D (the “Amendment Term Sheet”), subject to the terms and conditions set forth herein;

WHEREAS, to effectuate the Proposed Merger and the transactions related thereto, Dex, Dex Media, Dex East, Dex West, RHD and certain of their subsidiaries (the “Dex Parties”) have requested certain amendments to the Dex Credit Agreements, which are conditions precedent to the consummation of the Proposed Merger (the “Dex Amendments”);

WHEREAS, the Dex Parties have requested that the Dex Lenders execute and deliver a support and waiver agreement to evidence their support for the Dex Amendments, the Proposed Merger and the transactions related thereto, whether consummated out-of-court or pursuant to a prepackaged chapter 11 plan of reorganization of the Dex Parties under the Bankruptcy Code, as provided in the Dex Support Agreement (as defined below);

WHEREAS, certain Dex Lenders (the “Consenting Dex Lenders”) are willing to enter into the Dex Amendments as more particularly described on the term sheets annexed as Exhibits D, E and F, respectively, to the Support and Limited Waiver Agreement among the Dex Parties and the Consenting Dex Lenders, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Dex Support Agreement”), a copy of which is annexed hereto as Exhibit B, subject to the terms and conditions of the Dex Support Agreement;

NOW, THEREFORE, in consideration of the foregoing and the promises, mutual covenants, and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound, agrees as follows:

Section 1. Definitions.

Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Credit Agreement. As used in this Support Agreement, the following terms have the meanings specified below:

“Adequate Protection” means customary adequate protection granted to secured parties in chapter 11 cases of the size and type of the Chapter 11 Cases if the Prepackaged Alternative is applicable, including current pay cash interest at the non-default rate specified in the Credit Agreement for accrued and unpaid interest as of the Petition Date and for interest accruing after the Petition Date, any mandatory prepayments (other than as a result of the acceleration of the Loans upon the commencement of the Chapter 11 Cases) in the amounts and on the dates required under the Credit Agreement, cash payments due under Swap Agreements in the ordinary course and at the non-default rate set forth in the applicable Swap Agreement (to the extent such Swap Agreement has not been terminated in accordance with the Bankruptcy Code), adequate protection liens, superpriority administrative claims and current payment of ongoing professional fees and expenses (including legal counsel fees and financial advisor fees) of the Administrative Agent.

“Bankruptcy Code” means chapter 11 of title 11 of the United States Code, as amended.

“Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, 28 U.S.C. § 2075, as applicable to the Chapter 11 Cases and the general, local and chambers rules of the Bankruptcy Court.

“Bankruptcy Threshold” has the meaning set forth in Section 3.1(a)(4).

“Bankruptcy Threshold Date” means 5:00 p.m. (New York City time) on December 21, 2012; provided that SuperMedia and the Administrative Agent may extend such date one or more times to a date no later than the 40th day after the Support Agreement Effective Date.

“Chapter 11 Cases” means reorganization cases filed by the SuperMedia Parties in accordance with and subject to the terms of this Support Agreement.

“Claims” means, subject to and without limiting Section 8.7(c), with respect to each Consenting Lender, such Consenting Lender’s claims (as defined in section 101(5) of the Bankruptcy Code) arising under the Credit Agreement, against SuperMedia set forth on such Consenting Lender’s signature page hereto or Lender Joinder, as applicable and as may be acquired after the date of such signature page or Lender Joinder, as applicable; provided that if there is any discrepancy in the principal amount of Loans set forth on a Consenting Lender’s signature page hereto and the principal amount of Loans held by such Consenting Lender as reflected in the Administrative Agent’s Register, the principal amount set forth on such Register shall be conclusive for purposes of this Support Agreement absent manifest error.

“Confirmation Order” means an order of the Bankruptcy Court entered on the docket in the Chapter 11 Cases, in form and substance reasonably satisfactory to the Administrative Agent approving the Disclosure Statement and confirming the Plan.

“Consenting Lenders” means the Lenders from time to time party to this Support Agreement (including by the execution and delivery of a Lender Joinder). “Consenting Lenders” shall not include any Lender who has become a party to this Support Agreement but thereafter materially breaches its obligations hereunder, which breach has not been waived or cured pursuant to the terms hereof.

“Definitive Bankruptcy Documentation” means, in the event the Parties effectuate the Transaction pursuant to the Prepackaged Alternative, the Plan, the Plan Supplement (as defined in the Plan), the Disclosure Statement, the Confirmation Order and the First Day Motions, including any amendments, modifications or supplements made from time to time thereto, which in each case are (x) materially consistent with this Support Agreement and the Plan in the form annexed hereto as Exhibit A and (y) except as otherwise provided herein, in form and substance reasonably satisfactory to the SuperMedia Parties, the Administrative Agent and the Majority Documentation Lenders. All references herein to the Plan, the Plan Supplement, the Disclosure Statement, the Confirmation Order or the First Day Motions shall mean those documents in a form that constitutes Definitive Bankruptcy Documentation.

“Definitive Documentation” means, collectively, the Definitive Bankruptcy Documentation and the Definitive Loan Documentation.

“Definitive Loan Documentation” means the definitive agreements and documents, other than Definitive Bankruptcy Documentation, referenced in or contemplated by the Amendment Term Sheet, the Amended and Restated Credit Agreement, or as otherwise may be reasonably necessary to effectuate the Amended and Restated Credit Agreement, including guarantee and collateral agreements, a shared guarantee and collateral agreement, a subordinated guarantee agreement, an intercreditor and collateral agency agreement, a shared services agreement, amended tax sharing agreements, intellectual property escrow and license agreements, including any amendments, modifications or supplements made from time to time thereto, which definitive agreements and documents in each case are (x) materially consistent with the Amendment Term Sheet and (y) except as otherwise provided herein, in form and substance reasonably satisfactory to the SuperMedia Parties, the Administrative Agent and the Majority Documentation Lenders. All references herein to the Amendment Term Sheet, Amended and Restated Credit Agreement, or any of the other agreements referred to in this definition shall mean those agreements in a form that constitutes Definitive Loan Documentation.

“Disclosure Statement” means a disclosure statement to be provided to the Lenders relating to the Plan that complies with sections 1125 and 1126(b) of the Bankruptcy Code and is in form and substance reasonably satisfactory to the Administrative Agent.

“First Day Motions” means customary motions, applications and related proposed orders filed by chapter 11 debtors and debtors in possession in chapter 11 cases of the size and type of the Chapter 11 Cases if the Prepackaged Alternative is applicable, including, motions seeking approval of (i) prepackaged plan scheduling procedures, (ii) consensual use of the Secured Parties’ cash collateral and the provision of Adequate Protection to the Secured Parties and (iii) continued use of the SuperMedia Parties’ cash management system, which motions, applications and associated proposed orders shall be in form and substance reasonably satisfactory to the Administrative Agent.

“Joining Lender Party” means a (i) transferee of Claims that executes and delivers a Lender Joinder to the Administrative Agent and the SuperMedia Parties at least five (5) Business Days prior to the relevant Transfer or (ii) Lender that executes and delivers a Lender Joinder to the Administrative Agent and SuperMedia Parties after the Bankruptcy Threshold Date.

“Lender Joinder” means a joinder to this Support Agreement, substantially in the form annexed hereto as Exhibit C.

“Majority Documentation Lenders” means, as of any date of determination, the majority by number of the Consenting Lenders set forth on Schedule 2 excluding the Administrative Agent (and, for the avoidance of doubt, not such Consenting Lenders’ successors or assigns and not any Consenting Lender that is no longer bound by this Support Agreement pursuant to the terms hereof) that exercise their consent or approval rights as of such date of determination in accordance with the terms of this Support Agreement.

“Material Adverse Effect” means a material adverse effect, on (i) the business, property, material agreements, liabilities, financial condition or results of operation of the SuperMedia Parties, taken as a whole, (ii) the validity or the enforceability of the Credit Agreement or any of the other Loan Documents or the rights and remedies of the Administrative Agent and the Lenders under any of the Loan Documents, (iii) the validity or the enforceability of this Support Agreement or (iv) the validity or the enforceability of the Merger Agreement or the ability of the SuperMedia Parties to consummate the Proposed Merger.

“Petition Date” means the date on which the Chapter 11 Cases are commenced.

“Person” means a “person” as defined in Section 101(41) of the Bankruptcy Code.

“Plan” means a joint, prepackaged chapter 11 plan of reorganization (including any Exhibits, Annexes and Schedules thereto) for the SuperMedia Parties that effectuates the Transaction, substantially in the form annexed hereto as Exhibit A.

“Plan Effective Date” means the date that is the first Business Day after the date of satisfaction or, subject to the prior written consent of the Administrative Agent, which consent may not be unreasonably withheld, waiver, of the conditions to effectiveness of the Plan as set forth therein.

“Prepackaged Alternative” means SuperMedia’s election pursuant to Section 2.1(a)(ii) to effectuate the Transaction by commencing the Chapter 11 Cases and seeking confirmation by the Bankruptcy Court of the Plan.

“Qualified Marketmaker” means an entity that (i) holds itself out to the market as standing ready in the ordinary course of its business to purchase from customers and sell to customers claims against the SuperMedia Parties (including debt securities, the Loans or other debt) or enter with customers into long and short positions in claims against the SuperMedia Parties (including debt securities, the Loans or other debt), in its capacity as a dealer or market maker in such claims against the SuperMedia Parties and (ii) is in fact regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).

“Required Consenting Lenders” means the consent of Consenting Lenders holding greater than 66 2/3% of the aggregate outstanding principal amount of the Loans that are held by Consenting Lenders.

“SEC” means the Securities and Exchange Commission.

“SEC Documents” has the meaning set forth in Section 3.1(c)(1).

“Solicitation Commencement Date” means the date the SuperMedia Parties’ claims and solicitation agent first distributes the Disclosure Statement and ballots to the Lenders to solicit acceptances of the Plan from the Lenders.

“Solicitation End Date” means the 30th day after the Solicitation Commencement Date.

“Support Agreement Effective Date” means the date upon which all the conditions set forth in Section 4 are satisfied or waived by the Administrative Agent, except that the consent of the SuperMedia Parties shall also be required to waive satisfaction of the condition set forth in Section 4(b) and (f).

“Termination Date” means (i) with respect to the Termination Events in Section 3.1(a), the date of the occurrence of such Termination Event and (ii) with respect to the Termination Events in Sections 3.1(b), (c) and (d), the date of expiration (without waiver) of the ten (10) Business Day cure period if the applicable Termination Event shall not have been cured.

“Termination Event” means any event set forth in Section 3.1.

“Transfer” means, with respect to any Claim, the sale, assignment or transfer thereof.

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (b) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Support Agreement in its entirety and not to any particular provision hereof and (c) all references herein to Articles, Sections, Exhibits, Annexes and Schedules shall be construed to refer to Articles and Sections of, and Exhibits, Annexes and Schedules to, this Support Agreement.

Section 2. Transaction, Plan and Definitive Documentation.

2.1	Support of Transaction, Plan and Definitive Documentation.

(a)	Until the Termination Date, the SuperMedia Parties, jointly and severally, agree to:

(i)	take any and all reasonably necessary and appropriate actions (including obtaining requisite corporate approvals) consistent with their obligations under the Merger Agreement and this Support Agreement in furtherance of the Transaction and, if applicable, the confirmation and consummation of the Plan;

(ii)	take any and all reasonably necessary and appropriate actions to obtain executed signature pages to the Amended and Restated Credit Agreement and this Support Agreement from Lenders holding 100% of the aggregate outstanding principal amount of Loans under the Credit Agreement; provided that the SuperMedia Parties may, at their option, elect to effectuate the Transaction through the Prepackaged Alternative and the Plan; and

(iii)

take any and all reasonably necessary and appropriate actions (including obtaining requisite corporate approvals) to (A) in conjunction with the distribution of the Disclosure Statement, solicit votes from Lenders to accept the Plan and (B) in the event the SuperMedia Parties elect to effectuate the Transaction pursuant to the Prepackaged Alternative (i) commence the Chapter 11 Cases by filing voluntary petitions under the Bankruptcy Code in the Bankruptcy Court, (ii) file and seek approval on an interim and final (to the extent applicable) basis of First Day Motions, and (iii) file the Plan and Disclosure Statement with the Bankruptcy Court on the Petition Date and seek approval of the Disclosure Statement and confirmation of the Plan. The SuperMedia Parties shall, except where it is not reasonably practicable, provide draft copies of all motions or applications and other documents any of the SuperMedia Parties intends to file with the Bankruptcy Court after the Petition Date to counsel for the Administrative Agent at least three (3) Business Days prior to the date when the SuperMedia Parties intend to file any such motion, application or document and shall consult in good faith with such counsel regarding the form and substance of any such proposed filing with the Bankruptcy Court.

(b)	Until the Termination Date, the Consenting Lenders, severally and not jointly, agree to:

(i)	support and take any and all reasonably necessary and appropriate actions in furtherance of consummation of the Amended and Restated Credit Agreement and the effectiveness of this Support Agreement;

(ii)	subject to receipt of the Disclosure Statement and solicitation in accordance with section 1126(b) of the Bankruptcy Code and subject to Section 7 hereof, (x) timely vote its Claims to accept the Plan (and to the extent any direction is requested with respect to voting of any claim held by a Consenting Lender for trades not settled (but which claims will be bound by the terms hereof upon the closing of such trade) to timely direct the vote of such claims to accept the Plan in accordance with market convention) and (y) not change or withdraw (or cause to be changed or withdrawn) such vote, unless the Plan is modified in a manner (A) materially inconsistent with the Plan in the form annexed hereto as Exhibit A and the Amendment Term Sheet or (B) that materially adversely affects the rights of the Consenting Lenders under this Support Agreement; and

(iii)	in the event the SuperMedia Parties elect to effectuate the Transaction pursuant to the Prepackaged Alternative, (A) support approval of the Disclosure Statement and confirmation of the Plan (and not object to approval of the Disclosure Statement or confirmation of the Plan, or support the efforts of any other Person to oppose or object to, approval of the Disclosure Statement or confirmation of the Plan), unless the Plan is modified in a manner (x) materially inconsistent with the Plan in the form annexed hereto as Exhibit A and the Amendment Term Sheet or (y) that materially adversely affects the rights of the Consenting Lenders under this Support Agreement, (B) support (and not object to or support the efforts of any other Person to oppose or object to) the First Day Motions, (C) refrain from taking any action not required by law that is inconsistent with, or that would materially delay or impede approval, confirmation or consummation of the Plan or that is otherwise inconsistent with the express terms of this Support Agreement, the Plan in the form annexed hereto as Exhibit A and the Amendment Term Sheet, unless such action is taken in response to an action taken by a SuperMedia Party that is inconsistent with the terms of this Support Agreement, and (D) not, directly or indirectly, propose, support, solicit, encourage, or participate in the formulation of any plan of reorganization or liquidation in the Chapter 11 Cases other than the Plan.

For the avoidance of doubt, and without limiting any of the SuperMedia Parties’ rights under the Merger Agreement, each of the SuperMedia Parties also agrees, severally and not jointly, that, until the Termination Date, it will not take any action (or refrain from taking an action) that, directly or indirectly, would in any material respect interfere with, delay, impede, or postpone or take any other action that interferes with, the implementation of the Transaction and, if necessary, confirmation and consummation of the Plan.

Section 3. Termination.

3.1	Termination Events.

(a)	Automatic Termination. This Support Agreement, and the obligations of all Parties hereunder, shall terminate automatically without any further action or notice:

(1) if SuperMedia has provided the Administrative Agent with the notice contemplated in clause (ii) of Section 3.1(c)(9), and the Amended and Restated Credit Agreement is not consummated and effective pursuant to the terms of the Definitive Loan Documentation on or prior to (a) the 130th day after the Support Agreement Effective Date in the event that the Dex Parties have not commenced Chapter 11 Cases (as defined in the Dex Support Agreement), or (b) the 190th day after the Support Agreement Effective Date in the event that the Dex Parties have commenced Chapter 11 Cases (as defined in the Dex Support Agreement);

(2) on the 100th day after the Support Agreement Effective Date if (x) based on the Administrative Agent’s Register as of such date, the Consenting Lenders hold less than 100% of the aggregate outstanding principal amount of the Loans and (y) prior thereto, the Solicitation Commencement Date has not occurred;

(3) on the date on which the Amended and Restated Credit Agreement has become effective in accordance with its terms (which, if the Transaction is effectuated pursuant to the Prepackaged Alternative, shall be the Plan Effective Date);

(4) on the Bankruptcy Threshold Date, unless the Administrative Agent and the SuperMedia Parties have received executed signature pages to this Support Agreement from (i) more than 50% of the Lenders and (ii) Lenders holding no less than 66 2/3% of the aggregate outstanding principal amount of the Loans (the thresholds set forth in clauses (i) and (ii) above, collectively, the “Bankruptcy Threshold”);

(5) upon the commencement of any of the Chapter 11 Cases prior to (x) the Solicitation Commencement Date or (y) the Solicitation End Date;

(6) on the date on which any court of competent jurisdiction or other competent governmental or regulatory authority issues a ruling or an order making illegal or otherwise restricting, preventing or prohibiting the consummation of the Proposed Merger, the Amended and Restated Credit Agreement, the Dex Amendments or any other aspect of the Transaction; provided that any such ruling or order remains in effect for a period of five (5) Business Days following its issuance or entry;

(7) upon the occurrence of the Termination Date under and as defined in the Dex Support Agreement;

(8) if the SuperMedia Parties have commenced the Chapter 11 Cases:

(i)	on the date on which any of the Chapter 11 Cases shall be dismissed or converted to a chapter 7 case, or a chapter 11 trustee, a responsible officer, or an examiner with enlarged powers relating to the operation of the businesses of any of the SuperMedia Parties (powers beyond those set forth in Section 1106(a)(3) and (4) of the Bankruptcy Code) shall be appointed in any of the Chapter 11 Cases or any of the SuperMedia Parties shall file a motion or other request for any such relief;

(ii)	upon the entry of any order in the Chapter 11 Cases terminating any SuperMedia Party’s exclusive right to file a plan of reorganization pursuant to section 1121 of the Bankruptcy Code; or

(iii)	if any SuperMedia Party’s consensual use of cash collateral of the Secured Parties is terminated in accordance with an interim or final cash collateral order entered in the Chapter 11 Cases as required pursuant to Section 3.1(c)(11);

(9) upon the termination of the Merger Agreement pursuant to its terms (after giving effect to any applicable grace or cure period specified therein); and

(10) on the date the SuperMedia Parties or the Consenting Lenders elect to terminate this Support Agreement in accordance with clause (y) of Section 8.13.

(b)	Termination After Breach. Subject to the immediately succeeding sentence, this Support Agreement, and the obligations of all Parties hereunder shall terminate ten (10) Business Days after the SuperMedia Parties or the Administrative Agent (on behalf of or upon the direction of the Required Consenting Lenders) give written notice of a material breach of any of the undertakings, representations, warranties or covenants of this Support Agreement by the SuperMedia Parties (in the case of notice from the Administrative Agent) or any Consenting Lender (in the case of notice from the SuperMedia Parties), and such breach shall not have been cured or waived by the SuperMedia Parties or such Consenting Lender, as the case may be, in the ten (10) Business Day period after the receipt by the Administrative Agent or the SuperMedia Parties, as the case may be, of such notice (it being understood that the Parties’ obligations under Section 2.1 shall be deemed material in all events). Other than as set forth in Section 3.1(d), if any Consenting Lender shall breach its obligations under this Support Agreement, the Termination Event arising as a result of such act or omission shall apply only to such Consenting Lender, and this Support Agreement shall otherwise remain in full force and effect with respect to the SuperMedia Parties and all other Consenting Lenders.

(c)	Termination After Specified Events. This Support Agreement, and the obligations of all Parties hereunder shall terminate, ten (10) Business Days after the occurrence of any of the following events if such event has not been cured by the SuperMedia Parties or waived by the Administrative Agent and the Required Consenting Lenders in accordance with Section 8.12 within such ten (10) Business Day period:

(1) on the third (3rd) day after the Support Agreement Effective Date, unless prior thereto Dex shall have filed with the SEC its registration statement on Form S-4 including a proposed joint proxy statement/prospectus and disclosure statement (collectively, the “SEC Documents”) with respect to the Proposed Merger and the Merger Agreement, each in form and substance reasonably satisfactory to the Administrative Agents;

(2) at 11:59 p.m. (New York City time) on December 16, 2012 (provided that SuperMedia and the Administrative Agent may, by mutual agreement, extend such period to end no later than the 35th day after the Support Agreement Effective Date), unless prior thereto the proposed Amended and Restated Credit Agreement (excluding exhibits and schedules thereto) has been made available to the Lenders;

(3) on the 55th day after the Support Agreement Effective Date, unless prior thereto the Definitive Loan Documentation (other than the Amended and Restated Credit Agreement) has been made available to the Lenders;

(4) on the 75th day after the SEC Documents have been filed with the SEC, unless prior thereto the SEC has declared the registration statement effective for purposes of the proposed SuperMedia Stockholder Approval (as defined in the Merger Agreement);

(5) on the fifth (5th) Business Day after the effective date of the registration statement, unless prior thereto the SuperMedia Parties have commenced solicitation of the SuperMedia Stockholder Approval (as defined in the Merger Agreement);

(6) if the Solicitation Commencement Date is not the same date as the date the SuperMedia Parties have commenced solicitation of the SuperMedia Stockholder Approval;

(7) on the Solicitation Commencement Date, unless on or prior thereto the SuperMedia Parties have made available to the Lenders the proposed Plan, the Disclosure Statement and other solicitation materials;

(8) on the 10th day after the Solicitation Commencement Date, unless prior thereto the proposed Definitive Bankruptcy Documentation (other than the Plan, the Disclosure Statement and the other solicitation materials) has been made available to the Lenders); provided that, for the avoidance of doubt, such proposed Definitive Bankruptcy Documentation (other than the Plan, the Disclosure Statement and the other solicitation materials) shall be subject to (i) continuing review and modification by SuperMedia and its advisors and (ii) clauses (x) and (y) of the definition of “Definitive Bankruptcy Documentation”);

(9) on the fifth (5th) Business Day after the Solicitation End Date, unless prior thereto (i) the Chapter 11 Cases have been commenced or (ii) SuperMedia has provided written notice to the Administrative Agent that (x) Lenders holding 100% of the aggregate outstanding principal amount of Loans have agreed to the Amended and Restated Credit Agreement and have executed and delivered this Support Agreement as of the date of such notice, (y) each of the Dex Stockholder Approval and the SuperMedia Stockholder Approval (each as defined in the Merger Agreement) has been obtained, and (z) the SuperMedia Parties have elected to effectuate the Transaction out-of-court;

(10) the SuperMedia Parties’ failure to file the Plan and the Disclosure Statement with the Bankruptcy Court on the Petition Date;

(11) the failure of the Bankruptcy Court, subject to the Bankruptcy Court’s schedule, to enter in the Chapter 11 Cases (A) within three (3) Business Days after the Petition Date, an interim order, and (B) on or prior to the 40th day after the Petition Date (unless the Plan Effective Date has occurred), a final order, under Sections 105, 361, 362, 363 and 552 of the Bankruptcy Code and Bankruptcy Rules 2002, 4001 and 9014, and in form and substance reasonably satisfactory to the Administrative Agent, authorizing the SuperMedia Parties to use the cash collateral of, and granting Adequate Protection to, the Secured Parties, and, in the case of the interim order, scheduling a final hearing pursuant to Bankruptcy Rule 4001(B);

(12) the failure of the Bankruptcy Court, subject to the Bankruptcy Court’s schedule, to enter in the Chapter 11 Cases (A) within three (3) Business Days after the Petition Date, an interim order, and (B) on or prior to the 40th day after the Petition Date (unless the Plan Effective Date has occurred), a final order, in form and substance reasonably satisfactory to the Administrative Agent, approving the SuperMedia Parties’ cash management systems;

(13) the 50th day after the Petition Date, unless prior thereto the Bankruptcy Court has entered the Confirmation Order, subject to the Bankruptcy Court’s schedule;

(14) the 15th day after entry of the Confirmation Order approving the Plan, unless prior thereto the Plan Effective Date has occurred;

(15) the SuperMedia Parties take any of the following actions: (A) withdrawing the Plan, (B) publicly announcing their intention not to proceed with the Plan, or (C) filing any motion, pleading, plan of reorganization and/or disclosure statement that, in the reasonable judgment of the Administrative Agent (x) is materially inconsistent with the Plan in the form annexed hereto as Exhibit A or this Support Agreement (including the Amendment Term Sheet) or (y) materially adversely affects the rights of the Consenting Lenders under this Support Agreement;

(16) the Bankruptcy Court grants relief that, in the reasonable judgment of the Administrative Agent (x) is materially inconsistent with this Support Agreement (including the Amendment Term Sheet) or (y) materially adversely affects the rights of the Consenting Lenders under this Support Agreement;

(17) if any change, effect, event, occurrence, development, circumstance or state of facts occurs that has or would reasonably be expected to have a Material Adverse Effect;

(18) the occurrence of an Event of Default under the Credit Agreement (other than as a result of the occurrence of an event specified in section 365(e)(1)(A) of the Bankruptcy Code, commencement of the Chapter 11 Cases or a cross-default arising therefrom);

(19) either (1) a filing by any SuperMedia Party of any motion, application or adversary proceeding challenging the validity, enforceability, perfection or priority of, or seeking avoidance or subordination of, the Obligations (as defined in the Credit Agreement) or the liens securing the Obligations or asserting any other cause of action against and/or with respect to the Obligations, the prepetition liens securing the Obligations, the Administrative Agent or any of the Consenting Lenders (or if any SuperMedia Party supports any such motion, application or adversary proceeding commenced by any third party or consents to the standing of any such third party), or (2) the entry of an order of the Bankruptcy Court granting relief with respect to any of the foregoing claims or causes of action;

(20) the amendment or modification of, or the filing of a pleading by any of the SuperMedia Parties that seeks to amend or modify, the Plan, the Disclosure Statement or any documents related to the Plan (excluding, however, an amendment or modification to Section 8.3 or Section 8.4 of the Plan, or to a defined term used therein, including under the Confirmation Order, if and to the extent directed by the Bankruptcy Court), which amendment, modification or filing, in the reasonable judgment of the Administrative Agent (x) is materially inconsistent with the Plan in the form annexed hereto as Exhibit A or this Support Agreement (including the Amendment Term Sheet) or (y) materially adversely affects the rights of the Consenting Lenders under this Support Agreement;

(21)(A) the amendment or modification of, or the filing of a pleading by any of the Dex Parties that seeks to amend or modify, the Plan (as defined in the Dex Support Agreement), the Disclosure Statement (as defined in the Dex Support Agreement), or any documents related to the Plan (as defined in the Dex Support Agreement) (excluding, however, an amendment or modification to Section 8.3 or Section 8.4 of such Plan, or to a defined term used therein, including under the Confirmation Order, as defined in the Dex Support Agreement, if and to the extent directed by the Bankruptcy Court), which amendment, modification or filing, in the reasonable judgment of the SuperMedia Parties or the Administrative Agent, as applicable, (x) is materially inconsistent with the terms of the Transaction or this Support Agreement or (y) materially adversely affects the rights of the SuperMedia Parties or the Consenting Lenders, as applicable, under this Support Agreement; or (B) the amendment, modification or supplement of the Dex Support Agreement or the waiver of any terms thereof other than in accordance with Section 8.12; or

(22) upon the occurrence of a “Termination Event” under and as defined in the Dex Support Agreement (it being understood that, for the avoidance of doubt, a Termination Event occurring under Section 3.1(a) of the Dex Support Agreement shall result in a Termination Date under this Support Agreement without any opportunity to cure or waive such Termination Event).

(d)	Bankruptcy Threshold Termination. After the Bankruptcy Threshold Date, this Support Agreement, and the obligations of all Parties hereunder shall terminate on the 10th Business Day after the receipt by the Administrative Agent from the SuperMedia Parties, or the SuperMedia Parties from the Administrative Agent, as the case may be, of notice that the Bankruptcy Threshold with respect to the Loans outstanding is no longer satisfied; provided that this Support Agreement shall not terminate if, on the 10th Business Day after such notice is received, the Bankruptcy Threshold with respect to the Loans outstanding is satisfied.

3.2	Effect of Termination; Termination Event Procedures.

(a)	Each of the SuperMedia Parties hereby agrees that the automatic stay arising pursuant to section 362 of the Bankruptcy Code in the event the Chapter 11 Cases are commenced shall be deemed waived or modified for purposes of providing notice or exercising rights hereunder.

(b)	Upon the Termination Date, any and all ballots with respect to the Plan and signature page(s) to the Amended and Restated Credit Agreement delivered by each Consenting Lender prior to such Termination Date shall be immediately withdrawn, and such ballots and signature pages, as the case may be, shall be deemed to be null and void for all purposes (with respect to the ballots, as expressly set forth therein) and shall not be considered or otherwise used in any manner by the Parties; provided that within five (5) Business Days after the Termination Date any Consenting Lender, on behalf of itself and no other Consenting Lender, may advise the SuperMedia Parties in writing (with a copy to the Administrative Agent) that such Consenting Lender’s ballot, signature page to the Amended and Restated Credit Agreement and signature page or Lender Joinder hereto continue to be effective and are not withdrawn.

Section 4. Conditions Precedent to Support Agreement.

The obligations of the Parties and the effectiveness hereof (other than Section 8.7(b) hereof) are subject to satisfaction of each of the following conditions:

(a)	receipt by the Administrative Agent of executed signature pages to this Support Agreement by the SuperMedia Parties;

(b)	receipt by the Administrative Agent and SuperMedia of executed signature pages to this Support Agreement by the Lenders set forth on Schedule 2 attached hereto;

(c)	receipt by the Administrative Agent of resolutions from each SuperMedia Party evidencing the corporate or similar organizational authority of such SuperMedia Party to execute, deliver and perform its obligations under this Support Agreement;

(d)	receipt by the Administrative Agent of a certificate dated as of the Support Agreement Effective Date from an authorized officer of each SuperMedia Party certifying the names and true signatures of the officers of such SuperMedia Party authorized to sign this Support Agreement;

(e)	receipt by the Administrative Agent of a certificate dated as of the Support Agreement Effective Date from an authorized officer of each SuperMedia Party certifying that the representations and warranties of such SuperMedia Party set forth in this Support Agreement are true and correct;

(f)	the Dex Support Agreement shall have become effective by its terms and shall be in full force and effect or shall become effective simultaneously with the occurrence of the Support Agreement Effective Date;

(g)	receipt by the Administrative Agent of a certificate dated as of the Support Agreement Effective Date from an authorized officer of each SuperMedia Party that is a party to the Merger Agreement certifying that the Merger Agreement is in full force and effect and no party thereto has received notice of a breach of the terms, covenants, agreements, representations or warranties thereto; and

(h)	receipt by the Administrative Agent’s counsel and financial advisors of all reasonable outstanding, invoiced fees and expenses through the Support Agreement Effective Date.

Section 5. Representations, Warranties and Covenants.

5.1	Power and Authority.

Each Consenting Lender, severally and not jointly, and each of the SuperMedia Parties, jointly and severally, represents, warrants and covenants that, as of the Support Agreement Effective Date (or, in the case of Consenting Lenders executing and delivering signature pages hereto after the Support Agreement Effective Date but prior to the Bankruptcy Threshold Date, as of the date of its execution and delivery of its signature page hereto), (i) such Party has and shall maintain all requisite corporate, partnership, or limited liability company power and authority to enter into this Support Agreement and to perform under the Amended and Restated Credit Agreement and (ii) the execution and delivery of this Support Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.

5.2	Enforceability.

Each Consenting Lender, severally and not jointly, and each of the SuperMedia Parties, jointly and severally, represents, warrants and covenants that this Support Agreement is the legally valid and binding obligation of it, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws limiting creditors’ rights generally or by equitable principles relating to enforceability.

5.3	No Material Misstatement or Omission.

The SuperMedia Parties, jointly and severally, represent, warrant and covenant that the joint proxy statement / prospectus and disclosure statement constituting a part of the registration statement on Form S-4 filed with the SEC on or about December 6, 2012 will not with respect to the information contained therein relating to SuperMedia, as of the date such registration statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in light of the circumstances in which they are made, not materially misleading. The projections and pro forma financial information contained in the joint proxy statement / prospectus and disclosure statement are based upon good faith estimates and assumptions believed by the SuperMedia Parties to be reasonable at the time made in light of the circumstances under which such estimates and assumptions were made, it being recognized by the Administrative Agent and the Consenting Lenders that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein in a material amount.

5.4	Governmental Consent; No Conflicts.

Each of the SuperMedia Parties, jointly and severally, represents, warrants and covenants that, as of the Support Agreement Effective Date, the execution, delivery, and performance by it of this Support Agreement (a) does not and shall not require any registration or filing with, consent or approval of, or notice to, or other action to, with, or by, any Federal, state, or other governmental authority or regulatory body, except (i) such filings as may be necessary and/or required for disclosure by the SEC and applicable state securities or “blue sky” laws and (ii) any filings in connection with the Chapter 11 Cases, including the approval of the Disclosure Statement and confirmation of the Plan, (b) will not violate any applicable law or regulation or the charter, limited liability company agreement, by-laws or other organizational documents of any of the SuperMedia Parties or any order of any governmental authority and (c) will not violate or result in a default under the Merger Agreement.

5.5	Ownership.

Each Consenting Lender, severally and not jointly, represents, warrants and covenants that:

(a)	such Consenting Lender is the owner of the Claims set forth on its signature page hereto or on the schedule attached to its Lender Joinder (as applicable), or has and shall maintain the power and authority to bind the legal and beneficial owner(s) of such Claims to the terms of this Support Agreement;

(b)	such Consenting Lender (i) has and shall maintain full power and authority to vote on its Claims and execute and deliver its signature page(s) to the Amended and Restated Credit Agreement and this Support Agreement or (ii) has received direction from the party having full power and authority to vote on its Claims and execute and deliver its signature page(s) to the Amended and Restated Credit Agreement and this Support Agreement;

(c)	other than as permitted under this Support Agreement, such Claims are and shall continue to be free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction, right of first refusal or other limitation on disposition, or encumbrances of any kind, that would adversely affect in any way such Consenting Lender’s performance of its obligations under this Support Agreement at the time such obligations are required to be performed; and

(d)	such Consenting Lender has made no prior Transfer, and has not entered into any other agreement to assign, sell, participate, grant, convey or otherwise transfer, in whole or in part, any portion of its right, title, or interest in any Claims held by such Consenting Lender as of the date hereof that are inconsistent with, or in violation of, the representations and warranties of such Consenting Lender herein, in violation of its obligations under this Support Agreement or that would adversely affect in any way such Consenting Lender’s performance of its obligations under this Support Agreement at the time such obligations are required to be performed.

5.6	Merger Agreement and Proposed Merger.

(a)	Each of the SuperMedia Parties jointly and severally represents, warrants and covenants that:

(1) as of the Support Agreement Effective Date, except in connection with the Merger Agreement and the Proposed Merger, such SuperMedia Party (i) has not resolved to engage in any merger, consolidation, asset sale, or the purchase or acquisition of all or a substantial part of the assets of another Person and (ii) has not been a party to any agreement or engaged in any discussions or negotiations with any Person that is reasonably likely to lead to any merger, consolidation, asset sale, or the purchase or acquisition of all or a substantial part of the assets of another Person, in each case, which would be material to the SuperMedia Parties.

(2) other than as a result of filing the Chapter 11 Cases to implement the Transaction, its obligations hereunder and under the Merger Agreement do not materially conflict with, or result in the breach of, or constitute a default under, or result in or permit the termination or acceleration of, any material contractual obligation of the SuperMedia Parties.

(3) the representations and warranties made in the Merger Agreement by such SuperMedia Party are true, correct and complete in all material respects as of the Support Agreement Effective Date except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date (except that any representation and warranty that is qualified as to “materiality” or “Material Adverse Effect” shall be true, correct and complete in all respects as so qualified).

(b)	The SuperMedia Parties shall not materially amend or modify the Merger Agreement (as in effect on the Support Agreement Effective Date), including Article V of the Merger Agreement, without the consent of the Required Consenting Lenders; for the avoidance of doubt, termination of the Merger Agreement shall not limit the effect of the termination provisions set forth in this Support Agreement. The SuperMedia Parties shall not waive any material obligation, material right or material condition under the Merger Agreement without the consent of the Required Consenting Lenders.

(c)	Prior to consummation of the Proposed Merger (whether consummated out-of-court or on the Plan Effective Date), the SuperMedia Parties shall comply with each of their material obligations under the Merger Agreement (including Article V thereof).

(d)	SuperMedia shall give the Administrative Agent prompt written notice (and in any event, within one (1) Business Day) of SuperMedia receiving or giving any notice of a material event pursuant to the terms of the Merger Agreement, including a notice of “Change in Dex Recommendation” (as defined in the Merger Agreement) or a notice of termination of the Merger Agreement.

5.7	Company Presentation

No later than January 31, 2013, SuperMedia (in conjunction with Dex) shall make a written and oral presentation to “private side” Lenders regarding potential cost reduction initiatives and the integration initiative to be implemented among Dex and SuperMedia in anticipation of and in connection with the Proposed Merger, including, among others things, with respect to synergies, additional potential cost reduction opportunities and digital products integration plans that may be implemented prior to or after with the Proposed Merger.

5.8	Financial Statements

From and after the Support Agreement Effective Date, and so long as this Support Agreement is in effect, SuperMedia hereby authorizes and directs the Administrative Agent to deliver the financial statements delivered pursuant to the Credit Agreement to each of the Administrative Agents (as defined in the Dex Support Agreement) for distribution by such Administrative Agents to their respective lending syndicates.

Section 6. Remedies.

The Parties agree that any breach of this Support Agreement by the SuperMedia Parties, on the one hand, and the Consenting Lenders, on the other hand, would give rise to irreparable damage for which monetary damages would not be an adequate remedy. Each SuperMedia Party and each Consenting Lender accordingly agrees that the Consenting Lenders and the SuperMedia Parties, as the case may be, will be entitled to enforce the terms of this Support Agreement by decree of specific performance without the necessity of proving the inadequacy of monetary damages as a remedy and to obtain injunctive relief against any breach or threatened breach. The Consenting Lenders and the SuperMedia Parties, as the case may be, agree that such relief will be their only remedy against the applicable other Party with respect to any such breach, and that in no event will any Party be liable for monetary damages.

Section 7. Acknowledgments.

This Support Agreement is the product of negotiations among the Parties, together with their respective representatives. Notwithstanding anything herein to the contrary, this Support Agreement is not, and shall not be deemed to be, a solicitation of votes for the acceptance of the Plan or any plan of reorganization for the purposes of sections 1125 and 1126 of the Bankruptcy Code or otherwise. The SuperMedia Parties will not solicit acceptances of the Plan from any Consenting Lender until such Consenting Lender has been provided with a copy of the Disclosure Statement. Furthermore, no securities of any SuperMedia Party are being offered or sold hereby and this Support Agreement neither constitutes an offer to sell nor a solicitation of an offer to buy any securities of any SuperMedia Party.

Section 8. Miscellaneous Terms.

8.1	Assignment; Transfer Restrictions.

(a)	Each Consenting Lender hereby agrees, severally and not jointly, for so long as this Support Agreement shall remain in effect as to it, not to Transfer any of its Claims, or convey, grant, issue or sell any option or right to acquire any of its Claims or voting rights related thereto or any other interest in any Claim against the SuperMedia Parties, except to (i) a party that is a Consenting Lender or (ii) a Joining Lender Party; provided that any such Claims shall automatically be deemed to be subject to the terms of this Support Agreement; provided further, that an entity or Person that purchases a participation interest from a Consenting Lender (pursuant to Section 9.04(c) of the Credit Agreement) shall not be required to execute and deliver a Lender Joinder. As a condition to the effectiveness of any such Transfer, each Joining Lender Party shall indicate, on the signature page to its Lender Joinder, the amount of Loans held by such Joining Lender Party. With respect to any Transfer effectuated in accordance with this Section 8.1(a), such Joining Lender Party shall be deemed to be a Consenting Lender for purposes of this Support Agreement. For the avoidance of doubt, any sale of participations (under Section 9.04(c) of the Credit Agreement) by a Consenting Lender of all or a portion of such Consenting Lender’s rights or obligations under the Credit Agreement (including all or a portion of the Loans owing to such Consenting Lender) shall not relieve such Consenting Lender from its obligations under this Support Agreement, including with respect to any such participation (regardless of any instruction a transferee of such participation gives with respect to voting or any other rights and obligations of the Consenting Lender hereunder), to which such Consenting Lender shall remain bound subject to the terms hereof.

(b)	Any purported Transfer or transaction involving any Claim that does not comply with the procedures set forth in Section 8.1(a) shall be deemed void ab initio.

(c)	Any Consenting Lender that Transfers all of its Claims in accordance with Section 8.1(a) shall no longer be bound by this Support Agreement.

(d)

Notwithstanding the foregoing provisions of this Section 8.1, any Consenting Lender may, at any time and without notice to or consent from any other Party, pledge or grant a security interest in all or any portion of its Claims or rights (including rights to payment of interest and repayment of principal) under the Credit Agreement, as applicable, in order to secure obligations of such Consenting Lender to a Federal Reserve Bank or to secure obligations owed in connection with financing provided to such Consenting Lender; provided that no such pledge or grant of a security interest shall release such Consenting Lender from any of its obligations hereunder or substitute any such pledgee or grantee for such Consenting Lender as a Party hereto.

(e)	This Support Agreement shall not preclude any Consenting Lender from acquiring additional Loans; provided that any such Loans shall automatically be deemed to be “Claims” subject to the terms of this Support Agreement.

8.2	No Third Party Beneficiaries.

This Support Agreement shall be solely for the benefit of the Administrative Agent, the SuperMedia Parties and each Consenting Lender. No Person shall be a third party beneficiary of this Support Agreement.

8.3	Entire Agreement.

This Support Agreement, including Schedules, Exhibits, Annexes and the Definitive Documentation, constitutes the entire agreement of the Parties with respect to the subject matter of this Support Agreement, and supersedes all other prior negotiations, agreements, and understandings, whether written or oral, among the Parties with respect to the subject matter of this Support Agreement.

8.4	Counterparts.

This Support Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. Delivery of an executed signature page of this Support Agreement by electronic transmission shall be effective as delivery of a manually executed counterpart hereof.

8.5	Settlement Discussions.

This Support Agreement (including the Amendment Term Sheet) is the product of negotiations among the Parties hereto and reflects various agreements and compromises to implement the Transaction. Nothing herein shall be deemed to be an admission of any kind. Pursuant to Federal Rule of Evidence 408 and any applicable state rules of evidence, this Support Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce the terms of this Support Agreement.

8.6	Continued Banking Practices.

Notwithstanding anything herein to the contrary, each Consenting Lender, the Administrative Agent and their respective affiliates may accept deposits from, lend money to, and generally engage in any kind of banking, investment banking, trust or other business with, or provide debt financing (including debtor in possession financing), equity capital or other services (including financial advisory services) to any SuperMedia Party or any affiliate of any SuperMedia Party or any other Person, including, but not limited to, any Person proposing or entering into a transaction related to or involving any SuperMedia Party or any affiliate thereof.

8.7	Reservation of Rights; Events of Default; Waivers; Amendments.

(a)

Except as expressly provided in this Support Agreement, nothing herein is intended to, shall or shall be deemed in any manner to (i) waive, limit, impair, prejudice or restrict the ability of each Consenting Lender to protect and preserve its rights, remedies and interests, including, but not limited to, all of its rights and remedies, whether now existing or arising in the future, under the Credit Agreement, the other Loan Documents, any other instrument or agreement referred to herein or therein, the Bankruptcy Code or applicable law, including any such rights and remedies relating to Defaults or other events that may have occurred prior to the execution of this Support Agreement, any and all of its claims and causes of action against any of the SuperMedia Parties, any liens or security interests it may have in any assets of any of the SuperMedia Parties or any third parties, or its full participation in the Chapter 11 Cases, if commenced, (ii) constitute an amendment, modification or forbearance by the Lenders with respect to (x) any other term, provision, condition, Default or Event of Default of or under the Credit Agreement or any of the other Loan Documents, or (y) any other instrument or agreement referred to herein or therein and (iii) limit or impair the ability of any of the Consenting Lenders to consult with each other, the SuperMedia Parties, the Dex Parties and the Dex Lenders. If the Amended and Restated Credit Agreement is not consummated as provided herein or if a Termination Date occurs, the Administrative Agent, the Consenting Lenders and the SuperMedia Parties each fully reserve any and all of their respective rights, remedies and interests under the Loan Documents and applicable law and in equity.

(b)	Without limiting subsection 8.7(a) in any way, from and after the date that this Support Agreement has been executed and delivered by Required Lenders, and the conditions set forth in Section 4 have been satisfied or waived, the Consenting Lenders, the Administrative Agent and the SuperMedia Parties, as applicable:

(1)(x) waive any Default or Event of Default arising under Article VII(i)(vi) of the Credit Agreement solely to the extent that such Default or Event of Default may result from taking any action for the purpose of effecting the Transaction through the commencement of the Chapter 11 Cases, which waiver shall survive termination of this Support Agreement; and (y) Article VII(i) of the Credit Agreement is amended as of the Support Agreement Effective Date by deleting clause (vi) thereof and replacing it with: “take any action for the purpose of effecting any of the foregoing; provided, however, that, for the avoidance of doubt, the Borrower’s and any Subsidiary’s execution of, performance of the obligations contemplated by or consistent with, and the taking of any action under (I) the Support and Limited Waiver Agreement dated as of December 5, 2012 by and among the Borrower, its Subsidiaries, the Administrative Agent and the lenders from time to time party thereto (as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof) and (II) the Merger Agreement (as defined in the Support and Limited Waiver Agreement referred to in clause (x) above) shall not constitute a Default or an Event of Default under this clause (vi).”;

(2) with respect to all Loan Parties, waive any Default or Event of Default under Article VII(e) of the Credit Agreement arising from the Borrower’s failure to comply with Section 5.01(a) solely as a result of the failure to deliver an audit without a ‘going concern’ or like qualification, exception or explanatory paragraph with respect to the fiscal year ending December 31, 2012 (which ‘going concern’ or like qualification, exception or explanatory paragraph (i) relates to the anticipated or potential commencement of the Chapter 11 Cases pursuant to this Support Agreement and (ii) does not expressly provide that it results from (x) a limitation of scope or (y) the financial statements not presenting fairly in all material respects the financial position, results of operations or cash flows of the SuperMedia Parties in conformity with GAAP resulting in a qualified or adverse audit opinion), which waiver shall survive termination of this Support Agreement;

(3) agree that Section 5.01 of the Credit Agreement is hereby amended to incorporate the covenants in the second paragraph (including all bullet points thereunder) under the heading “Affirmative Covenants” in the Amendment Term Sheet, and the applicable SuperMedia Parties hereby agree to comply therewith upon the effectiveness of this Section 8.7(b)(3); and

(4) agree that for so long as this Support Agreement is in effect, notwithstanding anything in the Credit Agreement to the contrary, the SuperMedia Parties shall not make any Voluntary Prepayments.

(c)	Notwithstanding anything herein to the contrary, the Parties acknowledge that the support of any Consenting Lender contained in this Support Agreement relates solely to such Consenting Lender’s rights and obligations as a Consenting Lender under the Credit Agreement, and does not bind such Consenting Lender or its affiliates with respect to any other indebtedness or other liability owed by SuperMedia or any of its subsidiaries and affiliates to such Consenting Lender or any affiliate of such Consenting Lender. Notwithstanding anything herein to the contrary, in the event that a Consenting Lender (or affiliate thereof) has a contractual obligation with respect to any debt claims other than the Claims to vote such claims as directed by a third party, such Consenting Lender’s (or affiliate’s) compliance with such direction shall not be deemed a violation of any of the provisions of this Support Agreement. For purposes of this Support Agreement, (x) claims of a Consenting Lender that are held by such Consenting Lender in a fiduciary or similar capacity and (y) claims held by a Consenting Lender in its capacity as a broker, dealer or Qualified Marketmaker of Loans under the Credit Agreement or any other claim against or security of the SuperMedia Parties (including any Loans or claims held in inventory with respect to such broker, dealer, or market-making activities, provided that the positions with respect to such Loans or claims are separately identified on the internal books and records of such Consenting Lender) shall not, in either case (x) or (y), be bound by or subject to this Support Agreement; provided further that the Claims identified on such Consenting Lender’s signature page or Lender Joinder hereto, as applicable, shall not be subject to this sentence or be deemed to satisfy clause (x) or (y) above.

8.8	Relationship Among Parties.

It is understood and agreed that no Consenting Lender has any duty of trust or confidence in any form with any other Consenting Lender, and, except as provided in this Support Agreement, there are no commitments among or between them. In this regard, it is understood and agreed that any Consenting Lender may trade in the Loans or other debt or equity securities of the SuperMedia Parties without the consent of the SuperMedia Parties, as the case may be, or any other Consenting Lender, subject to applicable securities laws, the terms of this Support Agreement and the Credit Agreement; provided however that no Consenting Lender shall have any responsibility for any such trading by any other Person by virtue of this Support Agreement. No prior history, pattern or practice of sharing confidences among or between the Consenting Lenders shall in any way affect or negate this understanding and agreement.

8.9	Governing Law; Waiver of Jury Trial.

(a)	The Parties waive all rights to trial by jury in any jurisdiction in any action, suit, or proceeding brought to resolve any dispute under or arising out of or in connection with this Support Agreement, whether sounding in contract, tort or otherwise.

(b)	This Support Agreement shall be governed by and construed in accordance with the internal laws of the State of New York. By its execution and delivery of this Support Agreement, each Party hereby irrevocably and unconditionally agrees for itself that, subject to Section 8.9(c), any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Support Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, may be brought in any state or federal court of competent jurisdiction in New York County, State of New York, and by execution and delivery of this Support Agreement, each of the Parties hereby irrevocably accepts and submits itself to the nonexclusive jurisdiction of such court, generally and unconditionally, with respect to any such action, suit or proceedings.

(c)	Notwithstanding the foregoing, if the Chapter 11 Cases are commenced, nothing in Sections 8.9(a) or 8.9(b) shall limit the authority of the Bankruptcy Court to hear any matter under or arising out of or in connection with this Support Agreement.

8.10	Successors.

This Support Agreement is intended to bind the Parties and inure to the benefit of the Administrative Agent, the Consenting Lenders and each of the SuperMedia Parties and their respective successors, permitted assigns, heirs, executors, administrators and representatives.

8.11	Acknowledgment Regarding Counsel.

Each of the Parties acknowledges that it has been represented by counsel (or had the opportunity to and waived its right to do so) in connection with this Support Agreement and the transactions contemplated by this Support Agreement. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Support Agreement against such Party based upon lack of legal counsel shall have no application and is expressly waived. No Party shall have any term or provision construed against such Party solely by reason of such Party having drafted the same.

8.12	Amendments, Modifications, Waivers.

(a)	Except as set forth in the last sentence of this Section 8.12(a), this Support Agreement may only be modified, amended or supplemented, and any of the terms hereof (including in Section 3.1 hereof) may only be waived, by an agreement in writing signed by each of the SuperMedia Parties and the Required Consenting Lenders; provided that (1) any such modification, amendment, supplement or waiver shall not be effective unless also agreed to in writing by each Consenting Lender (i) whose treatment or rights are adversely affected by the modification, amendment, supplement or waiver in a manner different from the other Consenting Lenders or (ii) whose consent would be required under the first proviso of Section 9.02(b) of the Credit Agreement if such modification, amendment, supplement or waiver to the Amendment Term Sheet (as in the form attached hereto as Exhibit D on the Support Agreement Effective Date) were instead a modification, amendment, supplement or waiver to or under the Credit Agreement, and (2) if the SuperMedia Parties and the Required Consenting Lenders consent to any such modification, amendment, supplement or waiver, but a Consenting Lender whose consent is required under part (1) above does not so consent, the SuperMedia Parties may terminate such non-consenting Consenting Lender as a Party to this Support Agreement and, as of the date of such termination, such Consenting Lender shall have no rights or obligations under this Support Agreement. For the avoidance of doubt, any modification, amendment, supplement, extension or waiver that is expressly permitted under this Support Agreement with the prior consent of the Administrative Agent and/or the Majority Documentation Lenders is not a modification, amendment, supplement, extension or waiver that is subject to this Section 8.12.

(b)	Except as set forth in the last sentence of this Section 8.12(b), the Dex Support Agreement may only be modified, amended or supplemented, and any of the terms thereof (including in Section 3.1 thereof) may only be waived, by an agreement in writing signed by the Required Consenting Lenders hereunder. For the avoidance of doubt, any modification, amendment, supplement, extension or waiver that is expressly permitted under the Dex Support Agreement with the prior consent of the Administrative Agents and/or the Majority Documentation Lenders (in each case, as defined in the Dex Support Agreement) is not a modification, amendment, supplement, extension or waiver that is subject to this Section 8.12.

(c)	The definition of Required Consenting Lenders, and this Section 8.12, may not be modified, amended or supplemented, or any of its terms waived, as applicable, without the prior written consent of each Consenting Lender.

8.13	Fiduciary Duties.

Notwithstanding anything to the contrary herein, nothing in this Support Agreement shall require SuperMedia, any of the other SuperMedia Parties, or any of their respective directors or officers (in such

Person’s capacity as a director or officer) to take any action, or to refrain from taking any action, to the extent that taking such action or refraining from taking such action would be inconsistent with such Person’s fiduciary obligations under applicable law; provided that (x) to the extent that taking such action or refraining from taking such action would be reasonably likely to result in a breach of this Support Agreement, SuperMedia shall give the Administrative Agent not less than three (3) Business Days prior written notice of such anticipated action or anticipated refraining from taking such action and (y) if taking any such action or refraining from taking such action results in, or is reasonably likely to result in, a breach of this Support Agreement, then SuperMedia (upon the expiration of the three (3) Business Day notice period set forth in (x) above) or the Consenting Lenders (upon receipt of the notice from SuperMedia contemplated in (x) above), as the case may be, may terminate this Support Agreement as set forth in Section 3.1(a)(10) (it being understood that the specific performance provisions of Section 6 shall not be applicable to the Parties with respect to their rights under this Section 8.13).

8.14	Further Assurances; Rule of Construction.

Subject to the other terms of this Support Agreement, the Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, from time to time, to effectuate the Amended and Restated Credit Agreement (including, if SuperMedia has elected the Prepackaged Alternative and not withdrawn such election, the Plan). For purposes of computing days under this Support Agreement, (i) the day of the event triggering the period shall be excluded; (ii) every day, including intermediate non-Business Days shall be included; and (iii) the last day of the period shall be included, provided that, other than with respect to the date set forth in Section 3.1(c)(2), if the last day of the period is a non-Business Day, the period shall continue to run until the immediately succeeding Business Day from such last day of the period.

8.15	Public Disclosure.

(a)	The Parties acknowledge that this Support Agreement will be publicly disclosed on the earlier of (x) a Termination Date and (y) the date on which the SEC Documents have been filed with the SEC. Any and all public disclosures of this Support Agreement, shall include such redactions as may be reasonably requested by the Administrative Agent’s counsel to maintain the confidentiality of the items identified in Section 8.15(b) hereof, subject to any applicable requirements under the federal securities laws, the Bankruptcy Code or the Bankruptcy Rules.

(b)	Except as required by law (as determined by outside counsel to the SuperMedia Parties and with reasonable prior notice to the Administrative Agent), neither the SuperMedia Parties nor the Administrative Agent shall (a) use the name of any Consenting Lender in any public manner without such Consenting Lender’s prior written consent (except to the extent that the name of a Consenting Lender is otherwise set forth herein or the Plan, not including the signature pages or schedules hereto or to any Lender Joinder) or (b) disclose to any Person (including, for the avoidance of doubt, any other Consenting Lender) other than the Administrative Agent, its advisors and the advisors to the Dex Parties and/or the SuperMedia Parties the amount or percentage of any Loans to SuperMedia held by any Consenting Lender. The SuperMedia Parties may disclose the aggregate amount of outstanding Loans held by all Consenting Lenders.

8.16	Severability of Provisions.

If any provision of this Support Agreement for any reason is held to be invalid, illegal or unenforceable in any respect, that provision shall not affect the validity, legality or enforceability of any other provision of this Support Agreement.

8.17	Notices.

All notices and other communications required or permitted hereunder shall be in writing and shall be deemed given when: (a) delivered personally or by overnight courier to the following address of the applicable other Party hereto; or (b) sent by fax to the following fax number of such other Party hereto with the confirmatory copy delivered by overnight courier to the address of such other Party listed below.

If to the SuperMedia Parties, to:

SuperMedia Inc.

2200 W. Airfield Drive, P.O. Box 619810

D/FW Airport, Texas 75261

Attention: Chief Executive Officer

Facsimile: (972)-453-6039

with a copy to:

SuperMedia Inc.

2200 W. Airfield Drive, P.O. Box 619810

D/FW Airport, Texas 75261

Attention: General Counsel

Facsimile: (972)-453-6039

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

Facsimile: (212) 225-3999

Attn: Sean A. O’Neal

If to any Consenting Lender, the address set forth on its signature page.

If to the Administrative Agent:

JPMorgan Chase Bank, N.A.

383 Madison Avenue,

New York, New York 10179

Attn: Neil Boylan

Telephone: (212) 270-1410

Facsimile: (212) 622-4560

with a copy to

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Steven Fuhrman and Sandy Qusba

Telephone: (212) 455-2000

Facsimile: (212) 455-2502

[SIGNATURE PAGES FOLLOW]

In witness whereof, the Parties hereto have caused this Support Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SuperMedia Inc.

By:
Name:
Title:

SuperMedia LLC

By:
Name:
Title:

SuperMedia Sales Inc.

By:
Name:
Title:

SuperMedia Services Inc.

By:
Name:
Title:

[Signature Page to SuperMedia Support and Limited Waiver Agreement]

JPMorgan Chase Bank, N.A., in its capacity as Administrative Agent

By:
Name:
Title:

[Signature Page to SuperMedia Support and Limited Waiver Agreement]

[CONSENTING LENDER SIGNATURE BLOCKS], as a Consenting Lender

By:
Name:
Title:

Notice Address:

CLAIMS UNDER CREDIT AGREEMENT

Lender	Amount of Claim under Credit Agreement

[Signature Page to SuperMedia Support and Limited Waiver Agreement]

SCHEDULE 1

SUPERMEDIA PARTIES

SuperMedia Inc.

SuperMedia LLC

SuperMedia Sales Inc.

SuperMedia Services Inc.

SCHEDULE 2

CONSENTING LENDERS1 AS OF SUPPORT AGREEMENT EFFECTIVE DATE

JPMorgan Chase Bank, N.A.

Deutsche Bank Trust Company Americas

Paulson & Co. Inc.

Bain Capital LLC – Sankaty

Ares Management LLC

Highland Capital Management LP

General Electric Capital Corporation

Bennett Management Corporation

[1]	Each entity listed below is either the legal and beneficial owner(s) of the Loans set forth on its respective signature pages to the Support Agreement or is or is an affiliate of a Person that has the power and authority to bind the legal and beneficial owner(s) with respect to such Loans.

EXHIBIT A

PLAN

See Appendix G to the Form S-4 Registration Statement

EXHIBIT B

DEX SUPPORT AGREEMENT

See Appendix K to the Form S-4 Registration Statement

EXHIBIT C

FORM OF LENDER JOINDER

This Lender Joinder to the Support and Limited Waiver Agreement (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), dated as of December 5, 2012 by and among: (i) the lenders from time to time party thereto, (ii) SuperMedia Inc. (“SuperMedia”) and certain subsidiaries of SuperMedia listed on Schedule 1 thereto and (iii) JPMorgan Chase Bank, N.A., as administrative agent under the Credit Agreement, a copy of which is attached to this Lender Joinder as Annex I, is executed and delivered by [                    ] (the “Joining Lender Party”) as of [                    ], 201[    ]. Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the Support Agreement.

1. Agreement to be Bound. The Joining Lender Party hereby agrees to be bound by all of the terms of the Support Agreement. The Joining Lender Party shall hereafter be deemed to be a “Consenting Lender” and a Party for all purposes under the Support Agreement.

2. [Representations and Warranties. [With respect to the aggregate principal amount of Claims held by the Joining Lender Party upon consummation of the Transfer of such Claims to the Joining Lender Party, the Joining Lender Party hereby makes, as of the date hereof, the representations and warranties of the Consenting Lenders set forth in Section 5 of the Support Agreement to each of the other Parties to the Support Agreement.]1 [The Joining Lender Party hereby makes, as of the date hereof, the representations and warranties of the Consenting Lenders set forth in Section 5 of the Support Agreement to each of the other Parties to the Support Agreement.]2

3. Governing Law. This Lender Joinder shall be governed by and construed in accordance with the internal laws of the State of New York.

* * * * *

[THE REMAINDER OF THIS PAGE IS

INTENTIONALLY LEFT BLANK]

[1]	To be used if the Lender Joinder is being executed and delivered in connection with a Transfer.
[2]	To be used if the Lender Joinder is being executed and delivered by a Lender after the Bankruptcy Threshold Date.

IN WITNESS WHEREOF, the Joining Lender Party has caused this Lender Joinder to be executed as of the date first written above.

Entity Name of Joining Lender Party

Authorized Signatory:

By:
Name:
Title:

Amount of Claim under Credit Agreement

$

Address:

ANNEX I

SUPPORT AGREEMENT

EXHIBIT D

TERM SHEET FOR

AMENDED AND RESTATED CREDIT AGREEMENT

See Exhibit H to the Amended and Restated Merger Agreement and Plan of Merger at Appendix A to the Form S-4 Registration Statement

Appendix M

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of SuperMedia Inc.

We have audited the accompanying consolidated balance sheets of SuperMedia Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010 (Successor), and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years ended December 31, 2011 and 2010 (Successor) and for the year ended December 31, 2009 (Predecessor). These financial statements are the responsibility of SuperMedia’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SuperMedia Inc. and subsidiaries at December 31, 2011 and 2010 (Successor), and the consolidated results of their operations and their cash flows for the years ended December 31, 2011 and 2010 (Successor) and for the year ended December 31, 2009 (Predecessor) in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 3 to the consolidated financial statements, on December 22, 2009, the Bankruptcy Court entered an order confirming the plan of reorganization, which became effective on December 31, 2009. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with Accounting Standards Codification 852-10, Reorganizations, for the Successor Company as a new entity with assets, liabilities and a capital structure having carrying amounts not comparable with prior periods as described in Notes 1 and 3.

/s/    Ernst & Young LLP

Dallas, Texas

February 23, 2012

SuperMedia Inc. and Subsidiaries

Consolidated Statements of Operations

	Successor Company		Predecessor Company
	Years Ended December 31,
	2011	2010	2009
	(in millions, except per share amounts)
Operating Revenue	$1,642	$1,176	$2,512
Operating Expense
Selling	435	470	677
Cost of sales (exclusive of depreciation and amortization)	408	418	581
General and administrative	220	198	445
Depreciation and amortization	172	186	68
Impairment charge	1,003	—	—

Total Operating Expense	2,238	1,272	1,771
Operating Income (Loss)	(596)	(96)	741
Interest expense, net	227	278	145

Income (Loss) Before Reorganization Items, Gain on Early Extinguishment of Debt and Provision (Benefit) for Income Taxes	(823)	(374)	596
Reorganization items	(2)	(5)	8,035
Gain on early extinguishment of debt	116	76	—

Income (Loss) Before Provision (Benefit) for Income Taxes	(709)	(303)	8,631
Provision (benefit) for income taxes	62	(107)	374

Net Income (Loss)	$(771)	$(196)	$8,257

Basic and diluted earnings (loss) per common share	$(51.04)	$(13.04)	$56.32

Basic and diluted weighted-average common shares outstanding	15.1	15.0	146.6

See Notes to Consolidated Financial Statements.

SuperMedia Inc. and Subsidiaries

Consolidated Balance Sheets

	At December 31,
	2011	2010
	(in millions, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$90	$174
Accounts receivable, net of allowances of $59 and $89	147	210
Accrued taxes receivable	27	—
Deferred directory costs	155	199
Prepaid expenses and other	12	13

Total current assets	431	596
Property, plant and equipment	127	122
Less: accumulated depreciation	53	28

	74	94

Goodwill	704	1,707
Intangible assets, net	345	481
Pension assets	75	42
Other non-current assets	4	6

Total assets	$1,633	$2,926

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)
Current liabilities:
Current maturities of long-term debt	$4	$—
Accounts payable and accrued liabilities	126	236
Deferred revenue	82	114
Deferred tax liabilities	4	2
Other	18	17

Total current liabilities	234	369
Long-term debt	1,741	2,171
Employee benefit obligations	364	355
Non-current deferred tax liabilities	43	22
Unrecognized tax benefits	39	37
Other liabilities	—	2

Stockholders’ (deficit):
Common stock ($.01 par value; 60 million shares authorized, 15,468,740 and 15,489,936 shares issued and outstanding in 2011 and 2010, respectively)	—	—
Additional paid-in capital	210	206
Retained (deficit)	(967)	(196)
Accumulated other comprehensive (loss)	(31)	(40)

Total stockholders’ (deficit)	(788)	(30)

Total liabilities and stockholders’ (deficit)	$1,633	$2,926

See Notes to Consolidated Financial Statements.

SuperMedia Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity (Deficit)

	Common Stock	Additional Paid-in Capital (Deficit)	Retained Earnings (Deficit)	Accumulated Other Comprehensive (Loss)	Total
	(in millions)
Balance at December 31, 2008 (Predecessor Company)	$1	$(8,764)	$494	$(222)	$(8,491)
Net income(1)	—	—	8,257	—	8,257
Issuance of equity based awards	—	12	—	—	12
Adjustments for pension and post-employment benefits	—	—	—	(67)	(67)
Unrealized gain on cash flow hedges	—	—	—	114	114
Cancellation of Predecessor common stock	(1)	8,752	—	—	8,751
Elimination of Predecessor accumulated deficit and accumulated other comprehensive loss	—	—	(8,751)	175	(8,576)
Issuance of new equity in connection with emergence from Chapter 11	—	200	—	—	200

Balance at December 31, 2009 (Successor Company)	—	200	—	—	200
Net (loss)(2)	—	—	(196)	—	(196)
Issuance of equity based awards	—	6	—	—	6
Adjustments for pension and post-employment benefits	—	—	—	(40)	(40)

Balance at December 31, 2010 (Successor Company)	—	206	(196)	(40)	(30)
Net (loss)(3)	—	—	(771)	—	(771)
Issuance of equity based awards	—	4	—	—	4
Adjustments for pension and post-employment benefits	—	—	—	9	9

Balance at December 31, 2011 (Successor Company)	$—	$210	$(967)	$(31)	$(788)

(1)	During 2009, SuperMedia entered and emerged from Chapter 11 Bankruptcy. For the year ended December 31, 2009, SuperMedia recorded total reorganization items of $8,035 million in the consolidated statements of operations. For additional information related to reorganization items, see Note 3.
(2)	SuperMedia’s 2010 net (loss) was significantly impacted by the effects of fresh start accounting. For additional information related to fresh start accounting, see Note 3.
(3)	During 2011, SuperMedia recorded a non-cash, goodwill impairment charge of $1,003 million ($997 million after-tax) in the consolidated statements of operations. For additional information related to goodwill impairment, see Note 2.

See Notes to Consolidated Financial Statements.

SuperMedia Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Successor Company		Predecessor Company
	Years Ended December 31,
	2011	2010	2009
	(in millions)
Cash Flows from Operating Activities
Net income (loss)	$(771)	$(196)	$8,257
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	172	186	68
Gain on early extinguishment of debt	(116)	(76)	—
Employee retirement benefits	14	11	23
Deferred income taxes	17	(225)	323
Provision for uncollectible accounts	64	61	228
Stock-based compensation expense	4	6	12
Impairment charge	1,003	—	—
Non-cash reorganization items	—	—	(8,072)
Changes in current assets and liabilities
Accounts receivable and unbilled accounts receivable	(1)	675	(152)
Deferred directory costs	44	(175)	43
Other current assets	2	4	(132)
Accounts payable and accrued liabilities	(166)	244	(82)
Other, net	(22)	(6)	(80)

Net cash provided by operating activities	244	509	436

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(19)	(45)	(52)
Acquisitions	—	—	(3)
Proceeds from sale of assets	1	1	—

Net cash used in investing activities	(18)	(44)	(55)

Cash Flows from Financing Activities
Repayment of long-term debt	(308)	(500)	(679)
Other, net	(2)	(3)	—

Net cash used in financing activities	(310)	(503)	(679)

Decrease in cash and cash equivalents	(84)	(38)	(298)
Cash and cash equivalents, beginning of year	174	212	510

Cash and cash equivalents, end of year	$90	$174	$212

See Notes to Consolidated Financial Statements.

SuperMedia Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1  Description of Business and Summary of Significant Accounting Policies

General

SuperMedia Inc., formerly known as Idearc Inc. (collectively, “Idearc” or the “Predecessor Company”), is one of the largest yellow pages directory publishers in the United States as measured by revenue. SuperMedia also offers digital advertising solutions. SuperMedia places its clients’ business information into its portfolio of local media solutions, which includes the Superpages directories, Superpages.com, SuperMedia’s digital local search resource on both desktop and mobile devices, the Superpages.com network, a digital syndication network that places local business information across more than 250 websites, mobile sites and mobile applications, and SuperMedia ‘s Superpages direct mailers. In addition, SuperMedia offer solutions for social media, digital content creation management, reputation management and search engine optimization. SuperMedia became an independent public company in November 2006 when Verizon Communications Inc. (“Verizon”) completed the spin-off of SuperMedia’s shares to Verizon’s stockholders.

SuperMedia primarily operates in the markets in which Verizon is the incumbent local exchange carrier, and in its formerly owned properties now owned by FairPoint Communications, Inc. (“FairPoint”) and Frontier Communications Corporation (“Frontier”). SuperMedia has a geographically diversified revenue base covering markets in 32 states for Superpages directories and Superpages direct mailers and in all 50 states for Superpages.com and its other digital solutions. In 2011, SuperMedia published more than 1,000 distinct directory titles, and distributed about 89 million copies of these directories to businesses and residences in the United States.

SuperMedia is the official publisher of Verizon, FairPoint and Frontier print directories in the markets in which these companies are the incumbent local telephone exchange carriers. SuperMedia uses their brands on its print directories in these and other specified markets. SuperMedia has a number of agreements with them that govern the publishing relationship, including publishing agreements, branding agreements, and non-competition agreements, each of which has a term expiring in 2036.

At December 31, 2011, SuperMedia had approximately 3,400 employees. Of SuperMedia’s total employees, approximately 1,000 employees, or 29%, were represented by unions.

Bankruptcy and Fresh Start Accounting

On March 31, 2009, Idearc and its domestic subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division. On December 31, 2009, Idearc emerged from bankruptcy protection, changed its name to SuperMedia Inc. and entered into the SuperMedia credit facility with certain financial institutions and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, providing for the issuance of $2,750 million of senior secured term loans. On December 29, 2011, the Bankruptcy Court entered final decrees closing Idearc’s bankruptcy cases.

Idearc adopted the guidance on financial reporting by entities that have filed petitions with the Bankruptcy Court from March 31, 2009 until emergence from Chapter 11 Bankruptcy on December 31, 2009. This guidance requires that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses (including professional expenses), realized gains and losses and provisions for losses that are realized from the reorganization and restructuring process are classified as reorganization items in the consolidated statements of operations.

As required by GAAP, SuperMedia adopted fresh start accounting effective December 31, 2009. The consolidated financial statements for the periods ended prior to December 31, 2009 do not include the effect of any changes in SuperMedia’s capital structure or changes in the fair value of assets and liabilities as a result of fresh start accounting. The results of operations of Idearc for the year ended December 31, 2009 include one-time reorganization items with a pre-emergence gain of $6,035 million resulting from the discharge of liabilities under its amended plan of reorganization as well as a gain of $2,469 million associated with fresh start accounting adjustments.

At December 31, 2009, the balances of deferred revenue and deferred directory costs were adjusted to their fair value of zero, which had a significant non-cash impact on SuperMedia’s 2010 operating results. As a result, approximately $846 million of deferred revenue ($826 million net of estimated sales allowances) and $213 million of deferred directory costs were not recognized in SuperMedia’s 2010 consolidated statement of operations which would have otherwise been recorded. In addition, SuperMedia’s 2010 operating results were significantly impacted by the exclusion of approximately $61 million of bad debt expense due to the exclusion of revenue associated with the implementation of fresh start accounting at December 31, 2009 that would have otherwise been. These non-cash fresh start adjustments impact only SuperMedia’s 2010 consolidated statement of operations and do not affect future years’ results. Likewise, these non-cash fresh start adjustments did not affect cash flows as client billing and collection activities remained unchanged.

Summary of Significant Accounting Policies

Basis of Presentation

SuperMedia prepares its financial statements in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Certain prior period amounts have been reclassified to conform to current year presentation.

Principles of Consolidation

The consolidated financial statements include the financial statements of SuperMedia Inc. and its wholly owned subsidiaries. All inter-company accounts and transactions have been eliminated.

SuperMedia is managed as a single business segment. SuperMedia sells advertising solutions to its clients and places their business information into its portfolio of local media, which includes the Superpages directories, Superpages.com, SuperMedia’s digital local search resource on both desktop and mobile devices, the Superpages.com network, a digital syndication network, and SuperMedia’s Superpages direct mailers.

Fresh Start Accounting

As required by GAAP, SuperMedia adopted fresh start accounting effective December 31, 2009. The consolidated financial statements for the periods ended prior to December 31, 2009 do not include the effect of any changes in SuperMedia’s capital structure or changes in the fair value of assets and liabilities as a result of fresh start accounting.

Use of Estimates

The preparation of SuperMedia’s financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the recoverability and fair value determination of property, plant and equipment, allocation of purchase price on assets acquired, goodwill, intangible assets and other long-lived assets, and pension and post-employment benefit assumptions.

Revenue Recognition

Revenue is earned from the sale of advertising. The sale of advertising in print directories is the primary source of revenue. SuperMedia recognizes revenue from print directory advertising ratably over the life of each directory using the amortization method of accounting, with revenue recognition commencing in the month of publication.

Revenue derived from digital advertising is earned primarily from two sources: fixed-fee and performance-based advertising. Fixed-fee advertising includes advertisement placement on SuperMedia’s and other local search websites, website development and website hosting for client advertisers. Revenue from fixed-fee advertisers is recognized ratably over the life of the advertising service. Performance-based advertising revenue is earned when consumers connect with client advertisers by a “click” on their digital advertising or a phone call to their business. Performance-based advertising revenue is recognized when there is evidence that qualifying transactions have occurred.

Some of SuperMedia’s revenue agreements contain multiple deliverables that involve one or more of its advertising media. Revenue from these agreements is allocated to the separate units of accounting using the relative selling price method.

Expense Recognition

Costs directly attributable to producing directories are amortized over the average life of a directory under the deferral and amortization method of accounting. Direct costs include paper, printing, initial distribution and sales commissions. Paper costs are stated on an average cost basis. All other costs are recognized as incurred.

Barter Transactions

Occasionally, SuperMedia may enter into certain transactions where a third party provides directory placement arrangements, sponsorships or other media advertising in exchange for comparable advertising with SuperMedia. Due to the subjective nature of barter transactions, revenue and expense from these transactions are not recognized on SuperMedia’s consolidated statements of operations. If recognized, revenue associated with barter transactions would be less than 1% of total revenue.

Cash and Cash Equivalents

Highly liquid investments with a maturity of 90 days or less when purchased are considered to be cash equivalents. Cash and cash equivalents consist of bank deposits and money market funds. Cash equivalents are stated at cost, which approximates market value. As of December 31, 2011, SuperMedia’s cash and cash equivalents are valued at $90 million.

Accounts Receivable and Unbilled Accounts Receivable

At December 31, 2011, SuperMedia’s consolidated balance sheet has accounts receivables of $147 million, which represents receivables of $206 million, including amounts billed to clients but not yet collected and amounts to be billed for services already provided, net of an allowance for doubtful accounts of $59 million.

Receivables are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is calculated using a percentage of sales method based upon collection history, and an estimate of uncollectible accounts. Judgment is exercised in adjusting the provision as a consequence of known items, such as current economic factors and credit trends. Accounts receivable adjustments are recorded against the allowance for doubtful accounts.

Concentrations of Credit Risk

Financial instruments subject to concentrations of credit risk consist primarily of temporary cash investments, short-term investments, trade receivables, and short-term and long-term debt. SuperMedia policy requires the deposit of temporary cash investments with major financial institutions.

Approximately 85% of the 2011 revenue is derived from the sale of advertising to local small- and medium-sized businesses that advertise in limited geographical areas. These advertisers are usually billed in monthly installments after the advertising has been published and, in turn, make monthly payments, requiring SuperMedia to extend credit to these customers. This practice is widely accepted within the industry. While most new advertisers and those wanting to expand their current media solutions are subject to a credit review, the default rates of small- and medium-sized companies are generally higher than those of larger companies. SuperMedia believes that this practice will not have a material adverse impact on future results, however, no assurances can be made.

The remaining 15% of the 2011 revenue is derived from the sale of advertising to larger businesses that advertise regionally or nationally. Contracted certified marketing representatives (“CMRs”) purchase advertising on behalf of these advertisers. Payment for advertising is due when the advertising is published and is received directly from the CMRs, net of the CMRs’ commission. The CMRs are responsible for billing and collecting from the advertisers. While SuperMedia still has exposure to credit risks, historically, the losses from this client set have been less than that of local advertisers.

Property, Plant, Equipment and Depreciation

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets, which are presented in the following table:

Estimated Useful Lives (in years)
Buildings and building improvements	8-30
Leasehold improvements	3-8
Computer and data processing equipment	3
Furniture and fixtures	7
Other	3-7

The cost of additions and improvements are capitalized. Expenditures for repairs and maintenance, including the cost of replacing minor items not considered substantial betterments, are expensed as incurred. When property, plant and equipment assets are sold or retired, the related cost and accumulated depreciation are deducted from the accounts and any gains or losses on disposition are recognized in income. Property, plant and equipment accounts are reviewed for impairment whenever events or changes in circumstances may indicate that the carrying amount of an asset may not be recoverable.

Goodwill and Intangible Assets

SuperMedia has goodwill of $704 million and intangible assets of $345 million on the consolidated balance sheet as of December 31, 2011.

Goodwill

In accordance with GAAP, impairment testing for goodwill is performed at least annually unless indicators of impairment exist in interim periods. The impairment test for goodwill uses a two-step approach, which is performed at the entity level (the reporting unit). Step one compares the fair value of the reporting unit (calculated using the enterprise value-market capitalization approach) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., the fair value of the reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment.

In September 2011, SuperMedia recorded a non-cash, goodwill impairment charge of $1,003 million ($997 million after-tax). For additional information related to goodwill impairment, see Note 2.

SuperMedia also performed its annual impairment test of goodwill as of October 1, 2011. SuperMedia determined the fair value of the reporting unit exceeded the carrying value of the reporting unit; therefore there was no additional impairment of goodwill.

Intangible Assets

Intangible assets are recorded separately from goodwill if they meet certain criteria. Internal use software is capitalized if it has a useful life in excess of one year. Subsequent additions, modifications or upgrades to internal use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform.

SuperMedia’s intangible assets and their estimated useful lives are presented in the table below:

Estimated Useful Lives (in years)
Client relationships	5
Patented technologies	3
Internal use software	3-7
Marketing-related	Indefinite

Client relationships and patented technologies are amortized using the straight-line method over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The recoverability analysis includes estimates of future cash flows directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the definite-lived intangible asset. An impairment loss is measured as the amount by which the carrying amount of the definite-lived intangible asset exceeds its fair value.

Internal use software is amortized over a three to seven year period using the straight-line method. Software maintenance and training costs are expensed as they are incurred.

Marketing-related intangible assets, which include trademarks, domain names and trade names are not amortized but are instead tested for impairment. The recoverability of indefinite-lived intangible assets is tested annually or whenever events or changes in circumstances indicate that the intangible assets’ carrying amounts may not be recoverable. In the recoverability analysis, the carrying amount of the asset is measured against the estimated discounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value.

SuperMedia evaluated its intangible assets based on current economic and business indicators and determined they were not impaired.

Pension and Other Post-Employment Benefits

SuperMedia provides pension and other post-employment benefits to many of its employees. Long-term assumptions are developed to determine SuperMedia’s employee benefit obligation, the most significant of which are the discount rate, the expected rate of return on plan assets, and the health care cost trend rate. For these assumptions, management consults with actuaries, monitors plan provisions and demographics, and reviews public market data and general economic information. For additional information related to pension and other post-employment benefits, see Note 9.

Stock-Based Compensation

SuperMedia grants awards to certain employees and certain non-management directors under a stock-based compensation plan. The plan provides for several forms of incentive awards to be granted to designated eligible employees, non-management directors, consultants and independent contractors providing services to SuperMedia. The awards are classified as either liability or equity awards based on the criteria established by the applicable accounting rules for stock-based compensation.

Stock-based compensation expense related to incentive compensation awards is recognized on a straight-line basis over the minimum service period required for vesting of the award. For awards to employees who are retirement eligible or nearing retirement eligibility, compensation costs are recognized on a straight-line basis over the service period required to be performed by the employee in order to earn the award.

For additional information related to stock-based compensation, see Note 12.

Income Taxes

Deferred tax assets or liabilities are recorded to reflect the future tax consequences of temporary differences between the financial reporting basis of assets and liabilities and their tax basis at each year-end. These amounts are adjusted, as appropriate, to reflect enacted changes in tax rates expected to be in effect when the temporary differences reverse.

The likelihood that deferred tax assets can be recovered must be assessed. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated including the existence of deferred tax liabilities that can be used to absorb deferred tax assets and taxable income in future years. Judgment regarding future taxable income may change due to future market conditions, changes in laws and other factors. These changes, if any, may require material adjustments to deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made. For additional information related to income taxes, see Note 13.

Advertising Costs

Advertising costs, which are included in selling expenses in the consolidated statements of operations, are expensed as incurred. Advertising costs for the years ended December 31, 2011, 2010 and 2009 were $23 million, $52 million and $55 million, respectively.

Capital Stock

SuperMedia has authority to issue 65 million shares of capital stock, of which 60 million shares are common stock, with a par of value $.01 per share, and 5 million shares are preferred stock, with a par value of $.01 per share. As of December 31, 2011, SuperMedia has 15,468,740 shares of common stock outstanding. SuperMedia has not issued any shares of preferred stock.

Earnings (Loss) Per Share

Basic earnings (loss) per share are computed by dividing net income (loss) by the number of weighted-average common shares outstanding during the reporting period. Diluted earnings per share are calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period. Due to the reported net loss for 2011 and 2010, the effect of potentially dilutive common shares was anti-dilutive and therefore not included in the calculation of diluted earnings per share. The effect of potentially dilutive common shares for 2009 was not material.

During 2011 and 2010, certain employees and certain non-management directors were granted restricted stock awards, which entitle those participants to receive non-forfeitable dividends during the vesting period on a basis equivalent to the dividends paid to holders of SuperMedia’s common stock. As such, these unvested restricted stock awards met the definition of a participating security. Participating securities are defined as unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) and are included in the computation of earnings per share pursuant to the two-class method. At December 31, 2011 and 2010, there were 309,669 and 427,867, respectively, such participating securities outstanding. Under the two-class method, all earnings, whether distributed or undistributed, are allocated to each class of common stock and participating securities based on their respective rights to receive dividends. However, the net loss from continuing operations for the years ended December 31, 2011 and 2010 was not allocated to these participating securities, as these awards do not share in any loss generated by SuperMedia.

The following table sets forth the calculation of SuperMedia’s basic and diluted earnings (loss) per share for the years ended December 31, 2011, 2010 and 2009:

	Successor Company		Predecessor Company
	Years Ended December 31,
	2011	2010	2009
	(in millions, except per share amounts)
Income (loss) available to common stockholders	$(771)	$(196)	$8,257
Weighted-average common shares outstanding	15.1	15.0	146.6

Basic and diluted earnings (loss) per share	$(51.04)	$(13.04)	$56.32

Fair Values of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets;

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; and

Level 3—Valuations based on unobservable inputs reflecting SuperMedia’s assumptions. These valuations require significant judgment.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input, to the fair value measurement in its entirety, requires substantial judgment and consideration of factors specific to the asset or liability. The measurement of fair value should be consistent with one of the following valuation techniques: market approach, income approach or cost approach.

SuperMedia’s financial assets or liabilities required to be measured at fair value on a recurring basis include cash and cash equivalents held in money market funds. SuperMedia’s money market funds of $66 million and $162 million as of December 31, 2011 and 2010, respectively, have been recorded at fair value using Level 2 inputs. SuperMedia previously classified money market funds as Level 1. SuperMedia has determined that these investments are based on observable inputs and therefore should be properly presented as Level 2. The reclassification of these investments had no impact on their fair value. SuperMedia also had $6 million and $5 million held in certificates of deposit (“CD’s”) at December 31, 2011 and 2010, respectively, that serve as collateral against letters of credit held with its insurance carriers. These CD’s are classified as prepaid expenses and other on the consolidated balance sheets and are valued using Level 2 inputs. The fair values of trade receivables and accounts payable approximate their carrying amounts due to their short-term nature. The fair values of debt instruments are determined based on the observable market data of a private exchange.

The following table sets forth the carrying amount and fair value of SuperMedia’s debt obligations as of December 31, 2011 and 2010:

	At December 31,
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Debt obligations (Level 2 valuation)	$1,745	$804	$2,171	$1,496

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update 2010-06 (“ASU 2010-06”), “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,” which provides amendments to Accounting Standards Codification 820, “Fair Value Measurements and Disclosures,” by requiring new disclosures for transfers in and out of Levels 1 and 2 of the fair value measurement hierarchy, and expands disclosures related to activity in Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosures on the level of detail required for assets and liabilities measured at fair value from their respective line items on the statement of financial position, and the valuation techniques and inputs used in fair value measurements that fall within Level 2 or Level 3 of the fair value hierarchy. The provisions of ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosure of information about sales, issuances and settlements on a gross basis for assets and liabilities classified as Level 3, which is effective for reporting periods beginning after December 15, 2010. SuperMedia has adopted the applicable provisions of ASU 2010-06 as required and it did not have an impact on its consolidated financial statements.

In December 2010, the FASB issued Accounting Standards Update No. 2010-28 (“ASU 2010-28”), “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (Topic 350)—Intangibles—Goodwill and Other,” which amends the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. SuperMedia adopted ASU 2010-28 on January 1, 2011 and it did not have an impact on its consolidated financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04 (“ASU 2011-04”), “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” which amends Accounting Standards Codification 820, “Fair Value Measurement.” The amended guidance changes the wording used to describe many requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. The guidance provided in ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. SuperMedia does not expect the adoption of these provisions to have a significant effect on its consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05 (“ASU 2011-05”), “Presentation of Comprehensive Income,” which amends Accounting Standards Codification 220, “Comprehensive Income.” The amended guidance eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance provided in ASU 2011-05 is effective for interim and annual periods beginning after December 15, 2011 and is applied retrospectively. SuperMedia does not expect the adoption of these provisions to have a significant effect on its consolidated financial statements.

In September 2011, the FASB issued Accounting Standards Update 2011-08 (“ASU 2011-08”), “Testing Goodwill for Impairment,” which amends Accounting Standards Codification 350, “Intangibles—Goodwill and Other” (“ASC 350”). The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC 350. The guidance provided in ASU 2011-08 is effective for interim and annual periods beginning after December 15, 2011. SuperMedia does not expect the adoption of these provisions to have a significant effect on its consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update 2011-12 (“ASU 2011-12”), “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” which defers the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income in ASU 2011-05 until the FASB is able to reconsider those paragraphs. SuperMedia does not expect the deferral to have a significant effect on its consolidated financial statements.

Note 2  Goodwill Impairment

In accordance with GAAP, impairment testing for goodwill is performed at least annually. SuperMedia performs its annual impairment test as of October 1. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

The impairment test for goodwill uses a two-step approach, which is performed at the entity level as SuperMedia has one reporting unit. Step 1 compares the fair value of the reporting unit to its carrying value including goodwill. If the carrying value exceeds the fair value, there is a potential impairment and Step 2 must be performed. Step 2 compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., the fair value of the reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is recorded as an impairment.

SuperMedia performed its annual test of goodwill as of October 1, 2011. SuperMedia determined the fair value of the reporting unit exceeded the carrying value of the reporting unit.

For the quarter ended September 30, 2011, SuperMedia concluded there were indicators of potential goodwill impairment, including the decline in the value of SuperMedia’s debt and equity securities and the impact of current economic and market conditions on its business. As a result of identifying indicators of impairment, SuperMedia performed an impairment test of goodwill as of August 31, 2011.

In performing Step 1 of the impairment test, SuperMedia estimated the fair value of the reporting unit using a combination of the income and market approaches with greater emphasis placed on the income approach, for purposes of estimating the total enterprise value for SuperMedia.

The income approach is based on a discounted cash flow analysis and calculates the fair value of the reporting unit by estimating the after-tax cash flows attributable to the reporting unit and then discounting the after-tax cash flows to a present value, using a weighted average cost of capital (“WACC”). The WACC utilized in SuperMedia’s analysis using the income approach was 20%. The WACC is an estimate of the overall after-tax rate of return required for equity and debt holders of a business enterprise. The reporting unit’s cost of equity and debt was developed based on data and factors relevant to the economy, the industry and the reporting unit. The cost of equity was estimated using the capital asset pricing model (“CAPM”). The CAPM uses a risk-free rate of return and an appropriate market risk premium for equity investments and the specific risks of the investment. The analysis also included comparisons to a group of guideline companies engaged in the same or similar businesses. The cost of debt was estimated using the current after-tax average borrowing cost that a market participant would expect to pay to obtain its debt financing assuming a target capital structure.

The market approach is based on the guideline publicly traded company method to determine the fair value of the reporting unit. Under this method, market multiples ratios were applied to the reporting unit’s earnings with consideration given to SuperMedia’s size, product offerings, growth, and other relevant factors compared to those of the guideline companies. The guideline companies selected were engaged in the same or a similar line of business as SuperMedia. Market multiples were then selected based on consideration of risk, growth, and profitability differences between SuperMedia and the guideline companies. The selected market multiples were then multiplied by SuperMedia’s earnings streams for the twelve months ended June 30, 2011, an annual 2011 forecast, and an annual 2012 forecast, with each given equal weighting, to arrive at an estimate of fair value for SuperMedia.

Based on the above analysis, it was determined that the carrying value of the reporting unit including goodwill exceeded the fair value of the reporting unit, requiring SuperMedia to perform Step 2 of the goodwill impairment test to measure the amount of impairment loss, if any.

In performing Step 2 of the goodwill impairment test, SuperMedia compared the implied fair value of the reporting unit’s goodwill to its carrying value of goodwill. This test resulted in a non-cash, goodwill impairment charge of $1,003 million ($997 million after-tax), which was recognized during the three months ended September 30, 2011. This charge had no impact on SuperMedia’s cash flows or its compliance with debt covenants.

The following table sets forth the balance of SuperMedia’s goodwill as of December 31, 2010 and 2011:

	December 31, 2010	Additions	Impairments	December 31, 2011
	(in millions)
Goodwill, gross	$1,707	$—	$—	$1,707
Accumulated impairment losses	—	—	(1,003)	(1,003)

Total goodwill, net	$1,707	$—	$(1,003)	$704

The fair value estimates used in the goodwill impairment analysis required significant judgment. SuperMedia’s fair value estimates for purposes of determining the goodwill impairment charge are considered Level 3 fair value measurements. SuperMedia based its fair value estimates on assumptions that it believes to be reasonable but that are inherently uncertain, including estimates of future revenues and operating margins and assumptions about the overall economic climate and the competitive environment for its business. SuperMedia’s estimates assume that revenues will decline into the foreseeable future. There can be no assurance that SuperMedia’s estimates and assumptions will prove to be accurate predictions of the future. If SuperMedia’s assumptions regarding business plans, competitive environments or anticipated operating results are not correct, SuperMedia may be required to record goodwill impairment charges in future periods.

Note 3  Fresh Start Accounting and Reorganization Items

As required by GAAP, SuperMedia adopted fresh start accounting effective December 31, 2009. The consolidated financial statements for the periods ended prior to December 31, 2009 do not include the effect of any changes in the SuperMedia’s capital structure or changes in the fair value of assets and liabilities as a result of fresh start accounting.

Reorganization items represent charges that are directly associated with the process of reorganizing the business under Chapter 11 of the Bankruptcy Code, and include certain expenses, realized gains and losses, and provisions for losses resulting from the reorganization. Reorganization items include provisions and adjustments to record the carrying value of certain pre-petition liabilities at their estimated allowable claim amounts, as well as professional advisory fees and other costs incurred as a result of SuperMedia’s bankruptcy proceedings.

During the years ended December 31, 2011 and 2010, SuperMedia recorded reorganization items resulting in a loss of $2 million and $5 million, respectively, primarily consisting of professional fees directly associated with its Chapter 11 reorganization. Cash paid for reorganization items for the years ended December 31, 2011 and 2010 was $6 million and $27 million, respectively.

During the year ended December 31, 2009, Idearc recorded reorganization items resulting in a gain of $8,035 million, associated with the adoption of fresh start accounting, comprised of a gain of $6,035 million resulting from the discharge of liabilities under its amended plan of reorganization as well as a gain of $2,469 million associated with fresh start accounting adjustments. These gains were somewhat offset by other reorganization charges of $424 million related to interest rate swap derivatives and $45 million associated with professional fees.

The following table sets forth the details of Idearc’s 2009 reorganization items:

Predecessor Company
Year Ended December 31, 2009
(in millions)
Gain on settlement of liabilities subject to compromise	$6,035
Adjustment to goodwill	1,631
Write-off of deferred revenue and deferred directory costs	631
Adjustment to intangible assets	555
Adjustment to accumulated other comprehensive income	(281)
Other fresh start accounting adjustments	(67)

Total reorganization items associated with fresh start accounting	8,504
Fair value adjustment associated with interest rate swap derivatives	(279)
Write-off of deferred losses associated with interest rate swap derivatives	(145)
Other	(45)

Total reorganization items for 2009	$8,035

The following table sets forth the fresh start activities associated with the gain on settlement of liabilities subject to compromise of $6,035 million:

Predecessor Company
Year Ended December 31,2009
(in millions)
Debt obligations	$9,079
Derivative liabilities, net	496
Debt issuance costs	(73)
Accrued interest	117
Other accounts payable and accrued liabilities	2
Other current liabilities	3
Unrecognized tax benefits	66

Total liabilities subject to compromise	$9,690

Less:
Cash payments to allowed secured and allowed unsecured claim holders	(617)
New common stock and paid-in-capital issued to satisfy allowed and disputed claims	(200)
New debt issued to satisfy allowed and disputed claims	(2,750)
Other adjustments	(88)

Gain on settlement of liabilities subject to compromise	$6,035

In March 2009, Idearc filed for Chapter 11 Bankruptcy, which constituted an event of default under its then existing interest rate swap agreements. As a result, these interest rate swap agreements were no longer deemed financial instruments required to be remeasured at fair value each reporting period, but became liabilities which were recorded based on management’s estimate of the amount to settle the obligations. This resulted in a non-cash charge of $279 million that was recognized as a reorganization item in the accompanying consolidated statement of operations for the year ended December 31, 2009.

During 2009, deferred losses in accumulated other comprehensive loss associated with the interest rate swap agreements were remeasured to reflect the component of forecasted interest rate payments that were likely to occur. This resulted in non-cash charges of $145 million that were recognized as reorganization items in the accompanying consolidated statement of operations for the year ended December 31, 2009.

Other reorganization items of $45 million for the year ended December 31, 2009 primarily consisted of professional fees directly associated with the reorganization of the business under Chapter 11 of the Bankruptcy Code. Cash paid for the year ended December 31, 2009 totaled $35 million, primarily representing payment of professional fees directly associated with the reorganization of the business.

Professional fees for post-emergence activities related to claim settlements, plan implementation and other transition costs attributable to the reorganization are expected to continue into 2012.

Note 4  Additional Financial Information

Consolidated Statements of Operations

During 2011, SuperMedia recorded a non-cash impairment charge of $1,003 million ($997 million after-tax) associated with the write-down of goodwill. For additional information related to SuperMedia’s goodwill impairment, see Note 2.

During 2011 and 2010, SuperMedia recorded gains of $116 million and $76 million, respectively, related to the early extinguishment of a portion of its senior secured term loans. For additional information related to SuperMedia’s debt obligations, see Note 7.

During 2010, SuperMedia recorded $40 million of reduced operating expenses related to the favorable non-recurring, non-cash resolution of state operating tax claims. These reductions were recorded in general and administrative expense on SuperMedia’s consolidated statement of operations.

As a result of Idearc’s bankruptcy filing in 2009, interest expense associated with its then existing debt and interest rate swap agreements was not accrued after March 31, 2009.

The following tables set forth additional financial information related to SuperMedia’s consolidated financial statements.

Balance Sheet

	At December 31,
Allowance for doubtful accounts	2011	2010	2009
	(in millions)
Predecessor company balance at beginning of 2009			$108
Successor company balance at beginning of period	$89	$—	—
Additions charged to expense(1)	101	89	267
Deductions(2)	(131)	—	(229)
Fresh start accounting adjustments(3)	—	—	(146)

Successor company ending balance	$59	$89	$—

(1)	Includes bad debt expense and sales allowance (recorded as contra revenue).
(2)	Amounts written off as uncollectibles, net of recoveries and sales adjustments.
(3)	In connection with SuperMedia’s adoption of fresh start accounting in 2009, accounts receivable was valued at fair value. Accordingly, the allowance for doubtful accounts was reduced to zero as of December 31, 2009.

	At December 31,
Accounts payable and accrued liabilities	2011	2010
	(in millions)
Accounts payable	$14	$17
Accrued expenses	24	27
Accrued salaries and wages	75	107
Accrued taxes	12	84
Accrued interest	1	1

	$126	$236

Cash Flow

	Successor Company		Predecessor Company
	Years Ended December 31,
	2011	2010	2009
	(in millions)
Cash paid
Income taxes, net of amounts refunded	$143	$(92)	$234
Interest, net	226	278	172

During 2010, SuperMedia received a federal income tax refund of $94 million.

Interest payments on SuperMedia’s senior secured term loans were $233 million during 2011, a decrease of $56 million, compared to interest payments of $289 million for 2010. These lower interest payments were the result of principal payments which lowered SuperMedia’s senior secured term loans balance. As a result of its bankruptcy filing in 2009, SuperMedia did not make any scheduled principal or interest payments after March 31, 2009.

Comprehensive Income (Loss)

The following table sets forth the computation of SuperMedia’s total comprehensive income (loss) for the years ended December 31, 2011, 2010 and 2009:

	Successor Company		Predecessor Company
	Years Ended December 31,
	2011	2010	2009
	(in millions)
Net income (loss)	$(771)	$(196)	$8,257
Other comprehensive income (loss), net of tax:
Adjustments for pension and post-employment benefits	9	(40)	(67)
Reclassification adjustment associated with cash flow hedge losses realized in net income	—	—	114
Fresh start accounting adjustments	—	—	175

Total comprehensive income (loss)	$(762)	$(236)	$8,479

As of December 31, 2011, the balance in accumulated other comprehensive (loss) includes an unrealized (loss) of $31 million (net of tax of $19 million) related to pension and other post-employment benefits.

As of December 31, 2010, the balance in accumulated other comprehensive (loss) includes an unrealized (loss) of $40 million (net of tax of $24 million) related to pension and other post-employment benefits.

In connection with SuperMedia’s adoption of fresh start accounting in 2009, the losses previously deferred in accumulated other comprehensive (loss) were recognized as reorganization items in the consolidated statement of operations for the year ended December 31, 2009. This resulted in a charge of $175 million (net of tax of $106 million) recorded to the consolidated statement of operations as reorganization items.

Note 5  Property, Plant and Equipment

The following table sets forth the details of SuperMedia’s property, plant and equipment as of December 31, 2011 and 2010:

	At December 31,
	2011	2010
	(in millions)
Land, buildings and building improvements	$42	$42
Leasehold improvements	9	8
Computer and data processing equipment	71	67
Furniture and fixtures	4	2
Other	1	3

Property, plant and equipment	127	122
Less accumulated depreciation	53	28

Total	$74	$94

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $29 million, $29 million and $28 million, respectively.

Note 6  Intangible Assets

Intangible assets are recorded separately from goodwill if they meet certain criteria.

In connection with SuperMedia’s impairment testing of goodwill for the quarter ended September 30, 2011, SuperMedia also tested its finite-lived intangible assets for impairment on an undiscounted future cash flow basis, and determined these assets were not impaired. SuperMedia’s indefinite-lived intangible assets were also not impaired.

Additionally, SuperMedia evaluated its intangible assets based on current economic and business indicators and determined they were not impaired as of December 31, 2011.

The following table sets forth the details of SuperMedia’s intangible assets as of December 31, 2011 and 2010:

	At December 31, 2011			At December 31, 2010
	Gross Carrying Amount	Less: Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Less: Accumulated Amortization	Net Carrying Amount
	(in millions)
Client relationships	$497	$199	$298	$497	$100	$397
Internal use software	101	73	28	99	46	53
Patented technologies	34	23	11	34	11	23
Marketing-related intangibles	8	—	8	8	—	8

Total intangible assets	$640	$295	$345	$638	$157	$481

Amortization expense for intangible assets for the years ended December 31, 2011, 2010 and 2009 was $143 million, $157 million and $40 million, respectively.

Amortization expense for capitalized internal use software for the years ended December 31, 2011, 2010 and 2009 was $32 million, $46 million and $40 million, respectively, which is included in the amortization expense above.

Amortization expense is estimated to be $130 million in 2012, $106 million in 2013 and $100 million in 2014 for the intangible assets as of December 31, 2011.

Note 7  Debt Obligations

The following table sets forth SuperMedia’s outstanding debt obligations as of December 31, 2011 and 2010:

			At December 31,
	Interest Rates	Maturity	2011	2010
			(in millions)
Senior secured term loans	ABR + 7.00%	2015	$1,745	$2,171
Less current maturities of long-term debt			4	—

Long-term debt			$1,741	$2,171

On December 31, 2009, SuperMedia emerged from bankruptcy and entered into the SuperMedia credit facility with certain financial institutions and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, providing for the issuance of $2,750 million of senior secured term loans, which were issued on December 31, 2009 in partial satisfaction of the amounts outstanding under SuperMedia’s pre-petition senior secured credit facilities. The administrative agent and such financial institutions were the administrative agent and the lenders under SuperMedia’s pre-petition senior secured credit facility.

Senior Secured Term Loan Agreement

The senior secured term loans bear interest at an annual rate equal to, at SuperMedia’s option, either (i) the Alternate Base Rate (“ABR”) plus an Applicable Margin, or (ii) adjusted London Inter-Bank Offered Rate (“LIBOR”) plus an Applicable Margin. The Applicable Margin is 7.0% for loans with interest rates determined by reference to the ABR and 8.0% for loans with interest rates determined by reference to adjusted LIBOR. The senior secured term loans have a floor interest rate of 4.0% in the case of ABR and 3.0% in the case of LIBOR. As long as interest rates remain at or below 4.0% for ABR and 3.0% for LIBOR, SuperMedia’s effective interest rate will be 11.0%.

All of SuperMedia’s present and future domestic subsidiaries (other than certain insignificant subsidiaries) are guarantors under the SuperMedia credit facility, as amended. In addition, the obligations under the SuperMedia credit facility, as amended, are secured by a lien on substantially all of SuperMedia’s and its domestic subsidiaries’ tangible and intangible assets, including a mortgage on certain real property.

Credit Facility Amendments

On December 13, 2010, SuperMedia entered into the First Amendment to the SuperMedia credit facility. The terms of the First Amendment allowed a one-time repurchase and retirement of debt below par. Pursuant to the First Amendment, on December 23, 2010, SuperMedia paid $185 million to prepay senior secured term loans of $264 million at 70% of par.

On November 8, 2011, SuperMedia entered into the Second Amendment to the SuperMedia credit facility. The terms of the Second Amendment allow SuperMedia, effective upon the execution of the amendment and until January 1, 2014, to repurchase and retire debt below par, subject to certain other requirements.

On December 7, 2011, SuperMedia commenced an offer to make prepayments of senior secured term loans at a rate of 43% to 50% of par, under the terms and conditions of the SuperMedia credit facility, as amended. The offer expired on December 13, 2011. On December 14, 2011, SuperMedia utilized $117 million in cash to prepay $235 million of the senior secured term loans at a rate of 49.75% of par.

Debt Covenants

The SuperMedia credit facility, as amended, requires SuperMedia to meet minimum financial requirements, including that SuperMedia maintain a consolidated leverage ratio, defined as total debt divided by earnings before interest, taxes, depreciation, amortization and other allowed adjustments, as of the last day of each fiscal quarter, not to exceed 7.5 to 1.0 beginning January 1, 2011, and that SuperMedia maintain an interest coverage ratio, defined as earnings before interest, taxes, depreciation, amortization and other allowed adjustments divided by cash interest paid, at the end of each fiscal quarter, of at least 1.1 to 1.0 beginning January 1, 2011. The SuperMedia credit facility, as amended, also includes covenants that restrict SuperMedia’s and its restricted subsidiaries’ ability to incur additional debt, pay dividends and other distributions, create liens, merge, liquidate or consolidate, make investments and acquisitions, sell assets, enter into sale and leaseback transactions and swap agreements, and enter into agreements with affiliates.

The SuperMedia credit facility, as amended, contains customary events of default, including without limitation, defaults on payments of the senior secured term loans and all other obligations under the SuperMedia credit facility, as amended, and related loan documents (the “Obligations”), defaults on payments of other material indebtedness, breaches of representations and warranties in any material respect, covenant defaults, events of bankruptcy and insolvency, rendering of material judgments, the occurrence of certain Employee Retirement Income Security Act defaults, failure of any guarantee of the Obligations to be in full force, invalidity of the liens securing the Obligations, change in control of SuperMedia, or material breach of material agreements that has a material adverse effect.

As of December 31, 2011, SuperMedia is in compliance with all of the covenants of the SuperMedia credit facility, as amended.

Maturity and Debt Repayments

SuperMedia has a mandatory debt principal payment due after each fiscal quarter prior to the December 31, 2015 maturity date on the outstanding senior secured term loans in an aggregate amount equal to 67.5% of the amount of any increase in SuperMedia’s Available Cash, as defined in the SuperMedia credit facility, as amended. SuperMedia has the right to make early payments at par on the senior secured term loans in whole or in part, from time to time, without premium or penalty, subject to specified requirements as to size and manner of payments. Additionally, SuperMedia can make below par voluntary prepayments on the senior secured term loans, subject to the terms and conditions of the Second Amendment to the SuperMedia Credit Facility.

For the year ended December 31, 2011, SuperMedia made cash debt payments of $308 million, which reduced SuperMedia’s debt obligations by $426 million. On December 14, 2011, SuperMedia utilized $117 million in cash to prepay $235 million of the senior secured term loans at a rate of 49.75% of par. This transaction resulted in SuperMedia recording a $116 million gain ($118 million gain offset by $2 million in administrative fees associated with the transaction), which was recorded as early extinguishment of debt on SuperMedia’s 2011 consolidated statement of operations. For the year ended December 31, 2011, SuperMedia also made additional debt principal payments, at par, of $191 million.

For the year ended December 31, 2010, SuperMedia made cash debt payments of $500 million, which reduced SuperMedia’s debt obligations by $579 million. On December 23, 2010, SuperMedia paid $185 million to prepay senior secured term loans of $264 million at 70% of par. This transaction resulted in SuperMedia recording a $76 million gain ($79 million gain offset by $3 million in administrative fees associated with the transaction), which was recorded as early extinguishment of debt on SuperMedia’s 2010 consolidated statement of operations. For the year ended December 31, 2010, SuperMedia also made additional debt principal payments, at par, of $315 million.

Note 8  Leasing Arrangements

SuperMedia leases certain facilities and equipment for use in operations under operating leases. Total net rent expense under operating leases for the years ended December 31, 2011, 2010 and 2009 was $25 million, $22 million and $27 million, respectively.

SuperMedia’s aggregate minimum net rental commitments under non-cancelable leases at December 31, 2011, are shown for the periods below:

Years:	Operating Leases
(in millions)
2012	$20
2013	14
2014	9
2015	8
2016	6
Thereafter	11

Total minimum rental commitments	$68

Note 9  Pension and Other Post-Employment Benefit Costs

Current Plans

SuperMedia provides pension and other post-employment benefits (“OPEB”) to many of its employees. SuperMedia’s pension plans are noncontributory defined benefit pension plans. The pension plans include the SuperMedia Pension Plan for Management Employees and the SuperMedia Pension Plan for Collectively Bargained Employees. The assets of the two plans are held in a master trust. SuperMedia also maintains a non qualified pension plan for certain employees. SuperMedia’s OPEB includes post-employment health care and life insurance plans for SuperMedia’s retirees and their dependents that are both contributory and noncontributory and include a limit on SuperMedia’s share of cost for recent and future retirees. The measurement date for SuperMedia’s pension and post-employment health care and life insurance plans is December 31. Pension assets held in trust and recorded on the consolidated balance sheet as of December 31, 2011 are valued in accordance with applicable accounting guidance on fair value measurements.

Participants in the management pension plan no longer earn pension benefits or service towards SuperMedia retiree medical subsidy. In addition, new management employees hired after December 31, 2005 are not eligible for pension benefits and managers with less than 13.5 years of service as of June 30, 2006 are not eligible for SuperMedia subsidized retiree healthcare or retiree life insurance benefits.

Certain participants within several of SuperMedia’s collective bargaining units no longer earn pension benefits. SuperMedia’s contracts with union employees contain limits on the amount SuperMedia will subsidize retiree health care and life insurance expenses beginning in 2009.

Components of Net Periodic Benefit Expense (Income)

The net periodic benefit expense (income) of the pension plans and post employment health care and life are:

	Pension			Health Care and Life
	Successor Company		Predecessor Company	Successor Company		Predecessor Company
	Years Ended December 31,			Years Ended December 31,
	2011	2010	2009	2011	2010	2009
	(in millions)
Service cost	$3	$3	$5	$1	$1	$2
Interest cost	26	28	30	16	15	17
Expected return on assets	(36)	(39)	(43)	—	—	—
Actuarial loss, net	—	—	1	—	—	2
Prior service cost	—	—	2	—	—	(5)
Settlement losses	4	2	12	—	—	—

Net periodic benefit expense (income)	$(3)	$(6)	$7	$17	$16	$16

For the years ended December 31, 2011, 2010 and 2009, SuperMedia recorded pension settlement losses of $4 million, $2 million and $12 million, respectively, related to employees that received lump-sum distributions. These charges were recorded in accordance with applicable accounting guidance for settlements associated with defined benefit pension plans, which requires that settlement gains and losses be recorded once prescribed payment thresholds have been reached.

The following table shows the weighted-average assumptions used for determining net periodic benefit expense (income):

	Pension			Health Care and Life
	Successor Company		Predecessor Company	Successor Company		Predecessor Company
	Years Ended December 31,			Years Ended December 31,
	2011	2010	2009	2011	2010	2009
Discount rate	5.55%	6.00%	6.75%	5.56%	6.00%	6.75%
Expected return on plan assets	7.50%	7.50%	7.50%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
Initial trend rate	—	—	—	8.00%	6.50%	7.00%

	Pension			Health Care and Life
	Successor Company		Predecessor Company	Successor Company		Predecessor Company
	Years Ended December 31,			Years Ended December 31,
	2011	2010	2009	2011	2010	2009
Ultimate trend rate	—	—	—	5.00%	5.00%	5.00%
Year attained	—	—	—	2017	2013	2013

The following tables summarize the benefit obligations, plan assets and funded status associated with pension and postretirement health care and life insurance benefit plans for 2011 and 2010:

	Pension		Health Care and Life
	2011	2010	2011	2010
	(in millions)
Change in Benefit Obligations:
At January 1	$523	$501	$297	$283
Service cost	3	3	1	1
Interest cost	26	28	16	15
Actuarial loss, net	60	63	26	22
Benefits paid	(89)	(72)	(24)	(24)

Benefit obligations at December 31	$523	$523	$316	$297

Change in Plan Assets:
At January 1	$530	$544	$—	$—
Actual return on plan assets	133	58	—	—
Benefits paid	(88)	(72)	—	—

Plan assets at December 31	$575	$530	$—	$—

Funded Status at December 31 (plan assets less benefit obligations)	$52	$7	$(316)	$(297)

The accumulated benefit obligation for all defined benefit pension plans was $519 million and $521 million as of December 31, 2011 and 2010, respectively.

Payments made out of plan assets exclude non qualified pension plan payments of $1 million and less than $1 million for the years ended December 31, 2011, and 2010, respectively.

The following table reflects the amounts recognized in the consolidated balance sheets at December 31:

	Pension		Health Care and Life
	2011	2010	2011	2010
	(in millions)
Non-current assets	$75	$42	$—	$—
Current liabilities	—	—	(24)	(23)
Non-current liabilities	(23)	(35)	(292)	(274)

Net asset/(liability) at December 31	$52	$7	$(316)	$(297)

The net actuarial losses recognized in accumulated other comprehensive loss (pre-tax) are as follows:

	Pension		Health Care and Life
	2011	2010	2011	2010
	(in millions)
Actuarial loss, net	$2	$42	$48	$22

The estimated actuarial loss for the post-employment benefits plan that will be amortized from accumulated other comprehensive (loss) into net periodic benefit cost over the next fiscal year is $2 million.

The following table shows the weighted-average assumptions used for determining the benefit obligations at December 31:

	Pension		Health Care and Life
	2011	2010	2011	2010
Discount rate	4.80%	5.55%	4.81%	5.56%
Rate of compensation increase	3.50%	4.00%	4.00%	4.00%
Initial trend rate	—	—	7.50%	8.00%
Ultimate trend rate	—	—	5.00%	5.00%
Year attained	—	—	2017	2017

The discount rate reflects the current rate at which the projected benefit obligations could be effectively settled or paid out to participants at the end of the year. SuperMedia determines its discount rate based on a range of factors, including a yield curve comprised of the rates of return on several hundred high-quality, fixed-income corporate bonds available on the measurement date for the related expected duration for the obligations, prepared by an independent third party.

Health Care Trend Impact—One Percentage Point:

Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	Increase	Decrease
	(in millions)
Effect on total service and interest cost for 2011	$1	$(1)
Effect on December 31, 2011, postretirement benefit obligation	24	(20)

Cash Flows

During 2011, SuperMedia did not make any contributions to its pension plans. In 2012, it is anticipated that SuperMedia will make a contribution of approximately $10 million to its qualified collectively bargained pension plan.

Identified below are amounts associated with the pension plans that have an accumulated benefit obligation greater than plan assets as of December 31:

	2011	2010
	(in millions)
Accumulated benefit obligation	$198	$190
Projected benefit obligation	201	192
Plan assets	178	158

The table below sets forth the expected future benefit payments:

	Pension	Healthcare and Life
	(in millions)
2012	$40	$24
2013	38	24
2014	38	24
2015	37	24
2016	37	23
2017 to 2021	172	107

Pension Plan Assets

SuperMedia’s pension plan portfolio is continuously reviewed and the asset allocation revised to optimize returns and to address the liquidity needs of its pension liability. The changes from year to year in the fair value of each asset type reflects the rebalancing of SuperMedia’s asset portfolio and the returns on each asset type. SuperMedia believes using the return potential of a diversified hedge fund portfolio minimizes the net funding risk of its pension liabilities.

The fair values of SuperMedia’s pension plan assets as of December 31, 2011 by asset category are as follows:

	Total	Level 1 (quoted prices in active markets)	Level 2 (significant observable input)	Level 3 (significant unobservable inputs)
	(in millions)
Cash and cash equivalents	$3	$3	$—	$—
Interest rate swaps, net	19	—	19	—
Fixed income securities
U.S. treasuries	274	—	274	—
Corporate bonds	15	—	15	—
Hedge funds
Directional	102	—	—	102
Relative value	112	—	—	112
Event driven	29	—	—	29
Other	21	—	—	21

Total	$575	$3	$308	$264

The fair values of SuperMedia’s pension plan assets as of December 31, 2010 by asset category are as follows:

	Total	Level 1 (quoted prices in active markets)	Level 2 (significant observable input)	Level 3 (significant unobservable inputs)
	(in millions)
Cash and cash equivalents	$7	$7	$—	$—
Interest rate swaps, net	24	—	24	—
Fixed income securities
U.S. treasuries	136	—	136	—
Corporate bonds	62	—	62	—
Municipalities and other	13	—	13	—
Hedge funds
Directional	141	—	—	141
Relative value	80	—	—	80
Event driven	46	—	—	46
Other	21	—	—	21

Total	$530	$7	$235	$288

SuperMedia previously classified U.S. treasuries, corporate and municipality bonds as Level 1 investments. SuperMedia has determined that these investments are based on observable inputs and therefore should be categorized as Level 2 investments. Accordingly, for prior periods these investments have been properly presented as Level 2. The reclassification of these investments had no impact on their fair value.

SuperMedia uses net asset value (the “NAV”) to determine the fair value of all the underlying investments which do not have a readily determinable value, and either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company. As of December 31, 2011, SuperMedia used NAV to value its hedge fund investments (Level 3 investments). These Level 3 investments do not have readily available market values. These estimated fair values may differ significantly from the values that would have been used had a ready market for these investments existed. SuperMedia has no unfunded commitments to these investments. For hedge funds, SuperMedia has redemption rights with respect to its investments that range up to three years.

The following table summarizes the change in fair value of Level 3 investments:

Hedge Fund Portfolio
(in millions)
Beginning Balance at January 1, 2010	$286
Return on plan assets	20
Purchases and sales	(18)
Transfers in and/or out of Level 3	—

Ending Balance as of December 31, 2010	$288
Return on plan assets	5
Purchases and sales	(29)
Transfers in and/or out of Level 3	—

Ending Balance at December 31, 2011	$264

The asset allocation percentages for the pension plans by asset category as of December 31, 2011 and 2010 are as follows:

	2011	2010
Cash and cash equivalents	3.7%	5.7%
Interest rate swaps	0.2	0.2
Fixed income securities	50.2	39.8
Hedge funds	45.9	54.3

Total	100.0%	100.0%

SuperMedia’s pension plan asset portfolio consists of cash and cash equivalents, interest rate swaps, fixed income securities and hedge funds. The interest rate swaps portfolio helps to reduce and/or mitigate interest rate risk. Interest rate swaps are valued by using external pricing sources using quoted inputs on the valuation date, such as specific yield curves and volatility quotes and are presented net of collateral. The fixed income securities portfolio is comprised of investment grade corporate bonds and government bonds/investments that are intended to protect the invested principal while paying out a regular income. Hedge funds use complex investment strategies such as long, short and derivative positions in both domestic and international markets. SuperMedia’s targeted investment in hedge funds is 45% to 55% and 30% to 40% for investments in fixed income securities. The remaining assets are invested in interest rate swaps, cash and cash equivalents.

Hedge Fund Investments

SuperMedia’s hedge fund investments are made through limited partnership interests in various hedge funds that employ different trading strategies. Below are the categories and strategies followed by SuperMedia’s hedge funds. As of December 31, 2011, no single hedge fund made up more that 2.7% of total pension assets.

Directional

A directional strategy entails taking a net long or short position in a market, requiring forecasting the movement of the market.

Macro—These funds are leveraged investments on anticipated price movements of stock markets, interest rates, foreign exchange and physical commodities.

Equity long/short opportunistic—These funds consist of a core holding of long equities hedged at all times with short sales of stocks and/or stock index options.

Other directional—These funds are invested in a broad group of directional strategies, often with little hedging.

Relative value

This strategy is intended to take advantage of mispricing between two related and often correlated securities.

Statistical arbitrage—The funds in this strategy profit from temporary pricing discrepancies between related securities. The discrepancies offer an opportunity to take a long position on the cheaper security and to short the more expensive one in an attempt to profit as the prices of the two revert to their norm, or mean.

Equity long/short high hedge—These funds seek to profit from pricing inefficiencies between related equity securities, neutralizing exposure to market risk by combining long and short positions.

Event driven

This strategy uses different investment approaches to profit from reaction to various events.

Distressed—These funds invest in, and may sell short, the securities of companies where the security’s price has been, or is expected to be, affected by a distressed situation such as a bankruptcy or corporate restructuring.

Event driven credit—These funds invest in debt securities created by significant transactional events such as spin-offs, mergers and acquisitions, bankruptcy reorganizations and recapitalizations.

Restructuring and value—These funds invest in restructuring companies that are undergoing significant corporate events such as spin-offs, recapitalizations, litigation events, strategic realignment and other major changes. It also includes “value” investments in securities that are believed to be underpriced relative to their intrinsic or fundamental value or which are expected to appreciate in value if circumstances change or an anticipated event occurs.

Other

These funds have been committed to various fund managers and will be invested in subsequent periods.

Expected Rate of Return for Pension Assets

The expected rate of return for the pension assets represents the average rate of return to be earned on plan assets over the period the benefits are expected to be paid. The expected rate of return on the plan is developed from the expected future return on each asset class, weighted by the expected allocation of pension assets to that asset class. Historical performance is considered for the types of assets in which the plan invests. Independent market forecasts and economic and capital market considerations are also utilized. SuperMedia has set an expected rate of return on the plan assets at 7.0% for 2012 compared to 7.5% used in 2011 and 2010. The actual rate of return on assets during 2011 was 28.7% and 11.1% in 2010.

Note 10  Employee Benefits

Savings Plans

SuperMedia sponsors a defined contribution savings plan to provide opportunities for eligible employees to save for retirement on a tax-deferred basis. Substantially all of SuperMedia’s employees are eligible to participate in this plan. Under the plan, a certain percentage of eligible employee contributions are matched with SuperMedia cash allocated to the participants’ current investment elections. SuperMedia recognizes savings plan expenses based on its matching obligation attributable to participating employees. SuperMedia recorded total savings plan expenses for the years ended December 31, 2011, 2010 and 2009 of $8 million, $20 million and $19 million, respectively. During 2011, SuperMedia reduced its savings plan match benefit to certain eligible employees.

Severance Benefits

SuperMedia maintains ongoing severance plans for both management and non-management employees, which provide benefits to employees that are terminated. The costs for these plans are accounted for under applicable accounting guidance for post-employment benefits. SuperMedia accrues for severance benefits based on the terms of its severance plans. The accruals are also based on the history of actual severances and expectations for future severances.

The following table provides an analysis of SuperMedia’s severance liability. The 2009 beginning balance and activity relates to the Predecessor Company. All other amounts in the table relate to the Successor Company.

Year	Beginning Balance at January 1	Charged to Expense	Payments	Ending Balance at December 31
	(in millions)
2011	$10	13	(19)	$4
2010	$7	11	(8)	$10
2009	$7	10	(10)	$7

The above table includes activity associated with SuperMedia’s restructuring charge. For additional information related to restructuring activities, see Note 11.

The 2010 expense includes severance benefits costs of $5 million associated with the termination of certain executives, including SuperMedia’s former chief executive officer, which were paid in 2011 and 2010.

Note 11  Restructuring

In the second quarter of 2008, SuperMedia began implementing strategic and market exit initiatives to improve operational efficiencies and reduce total operating expenses. During the years ended December 31, 2010 and 2009 SuperMedia recorded $4 million and $25 million, respectively, of restructuring charges associated with its strategic and market exit initiatives, including the pre-petition capital restructuring initiative. These charges included severance and benefit costs which provided termination benefits for approximately 660 and 530 employees in 2010 and 2009, respectively. SuperMedia did not incur any restructuring charges in 2011.

The following table sets forth the restructuring costs that are included in SuperMedia’s general and administrative expense in the accompanying consolidated statements of operations for the years ended December 31, 2010 and 2009:

	Successor Company	Predecessor Company
	Years Ended December 31,
	2010	2009
	(in millions)
Severance pay and benefits	$6	$10
Capital restructuring—pre-petition	(3)	10
Facilities charges	1	3
Other	—	2

Total restructuring expense	$4	$25

The following table sets forth the balance of SuperMedia’s restructuring accrual as of December 31, 2011 and details the changes in the accrued liability in 2011:

	Successor Company
	Beginning Balance at January 1, 2011	Restructuring Expense	(Payments)	Ending Balance at December 31, 2011
	(in millions)
Severance pay and benefits	$3	$—	$(3)	$—

Total	$3	$—	$(3)	$—

The following table sets forth the balance of SuperMedia’s restructuring accrual as of December 31, 2010 and details the changes in the accrued liability in 2010:

	Successor Company
	Beginning Balance at January 1, 2010	Restructuring Expense	Refund (Payments)	Ending Balance at December 31, 2010
	(in millions)
Severance pay and benefits	$4	$6	$(7)	$3
Capital restructuring—pre-petition	—	(3)	3	—
Facilities charges	—	1	(1)	—

Total	$4	$4	$(5)	$3

The following table sets forth the balance of SuperMedia’s restructuring accrual as of December 31, 2009 and details the changes in the accrued liability in 2009:

	Predecessor Company			Successor Company
	Beginning Balance at January 1, 2009	Restructuring Expense	(Payments)	Ending Balance at December 31, 2009
	(in millions)
Severance pay and benefits	$3	$10	$(9)	$4
Capital restructuring—pre-petition	—	10	(10)	—
Facilities charges	—	3	(3)	—
Other	—	2	(2)	—

Total	$3	$25	$(24)	$4

Note 12  Stock-Based Compensation

The 2009 Long-Term Incentive Plan (the “2009 Plan”) provides for several forms of incentive awards to be granted to designated eligible employees, non-management directors, consultants and independent contractors providing services to SuperMedia. The maximum number of shares of SuperMedia common stock authorized for issuance under the 2009 Plan is 1,500,000. During 2010 and 2011, SuperMedia granted equity awards under the 2009 Plan to certain employees and to certain of its non-management directors.

Upon emergence from bankruptcy, all Predecessor Company stock-based compensation plans were canceled.

Restricted Stock

The 2009 Plan provides for grants of restricted stock. These awards are classified as equity awards based on the criteria established by the applicable accounting rules for stock-based compensation. The fair value of the restricted stock awards was determined based on the price of SuperMedia common stock on the date of grant.

During 2010, certain employees were granted restricted stock awards that vest over three years in equal installments on the first, second and third anniversaries of the grant date. All unvested shares of restricted stock will immediately terminate upon the employee’s termination of employment with SuperMedia for any reason on or before the third anniversary date of the award, except that the Compensation Committee of the Board of Directors, at its sole option and election, may permit the unvested shares not to terminate if the employee is terminated without cause. If a change in control occurs on or before the third anniversary of the grant date, all unvested shares of restricted stock will immediately vest. Grant award recipients would receive all regular cash dividends if SuperMedia were to declare dividends.

During 2010, grants of 79,000 shares of restricted stock provided to SuperMedia’s former chief executive officer were not subject to the above restrictions and vested as a result of his resignation. The remaining shares granted to the former chief executive officer and certain other executives were subject to the above restriction and were forfeited as a result of their terminations.

During 2011, certain non-management directors were granted restricted stock awards that vest one year after the grant date. All unvested shares of restricted stock will immediately terminate if a non-management director ceases to be a member of the board of directors of SuperMedia on or before the vesting date. If a change in control occurs on or before the vesting date, all unvested shares of restricted stock will immediately vest. Grant award recipients would receive all regular cash dividends if SuperMedia were to declare dividends.

A portion of the cost related to these restricted stock awards was included in SuperMedia’s compensation expense for the years ended December 31, 2011 and 2010.

Changes in SuperMedia’s outstanding restricted stock awards were as follows:

	Restricted Stock Awards	Weighted- Average Grant-Date Fair Value
Outstanding restricted stock at January 1, 2010	—	$—
Granted	666,483	30.88
Vested	(93,912)	37.54
Forfeitures	(144,704)	37.98

Outstanding restricted stock at December 31, 2010	427,867	$27.01
Granted	63,488	8.82
Vested	(139,322)	26.83
Forfeitures	(42,364)	37.63

Outstanding restricted stock at December 31, 2011	309,669	$21.91

Restricted Stock Units

The 2009 Plan provides for grants of restricted stock units (“RSUs”) that can be settled in cash, shares of SuperMedia common stock or a combination thereof. These awards are classified as either liability or equity awards based on the criteria established by the applicable accounting rules for stock-based compensation.

During 2010, certain non-management directors were granted RSU awards that vest over three years in equal installments of one-third on the first, second and third anniversaries of the grant date. If a director ceases to be a member of the board of directors of SuperMedia on or before the third anniversary date of the award, the RSUs will vest on a prorated basis by dividing the number of days commencing on the anniversary vesting date or date of award, as applicable, and ending on the date of separation from service by, (i) 1,095 days if the date of separation from service occurs prior to the first anniversary date of the award, (ii) 730 days if the date of separation from service occurs after the first anniversary date of the award but before the second anniversary date of the award, and (iii) 365 days if the date of separation from service occurs after the second anniversary date of the award but before the third anniversary date of the award, and the number of RSUs remaining will immediately terminate. If a change in control occurs on or before the third anniversary date of the award, all unvested shares of restricted stock units will immediately vest.

During 2011, certain employees were granted RSU awards that vest over three years in equal installments of one-third on the first, second and third anniversaries of the grant date. All unvested RSUs will immediately terminate upon the employee’s termination of employment with SuperMedia for any reason on or before the third anniversary date of the award, except that the Compensation Committee of the Board of Directors, at its sole option and election, may permit the unvested RSUs not to terminate if the employee is terminated without cause. If a change in control occurs on or before the third anniversary date of the award, all unvested shares of restricted stock units will immediately vest.

The fair value of the RSUs was determined based on the price of SuperMedia common stock on the date of grant. The RSUs are settled in stock, and therefore, classified as an equity award. No dividends are payable on the RSUs. However, dividend equivalents, equal to the amount of the dividend that would have been paid on an equivalent number of shares of SuperMedia common stock, are granted in the form of additional RSUs. The dividend equivalent RSUs are subject to the same vesting, forfeiture and other terms and conditions applicable to the RSUs.

A portion of the costs of these restricted stock unit awards was included in SuperMedia’s compensation expense for the years ended December 31, 2011 and 2010.

Changes in SuperMedia’s outstanding restricted stock units were as follows:

	Restricted Stock Units	Weighted- Average Fair Value
Outstanding RSUs at January 1, 2010	—	$—
Granted	12,093	33.09
Dividend equivalents	—	—
Payments	—	—
Forfeitures	—	—

Outstanding RSUs at December 31, 2010	12,093	$33.09
Granted	67,500	7.47
Dividend equivalents	—	—
Payments	—	—
Forfeitures	—	—

Outstanding RSUs at December 31, 2011	79,593	$11.36

Stock Options

The 2009 Plan provides for grants of stock options. These awards are classified as equity awards based on the criteria established by the applicable accounting rules for stock-based compensation.

During 2010, SuperMedia granted a stock option award that vests over three years in equal installments of one-third on the first, second and third anniversaries of the grant date and has a ten year term from the date of grant.

During 2011, certain employees were granted stock option awards that vest over three years in equal installments of one-third on the first, second and third anniversaries of the grant date and have a ten year term from the date of grant.

A stock option holder may pay the option exercise price in cash by delivering unrestricted shares to SuperMedia having a value at the time of exercise equal to the exercise price, by a cashless broker-assisted exercise, by a combination of these methods or by any other method approved by the Compensation Committee of SuperMedia’s Board of Directors. Options may not be re-priced without the approval of SuperMedia’s stockholders.

The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The model incorporates assumptions regarding inputs as follows:

•	Expected volatility is a blend of the historical volatility of SuperMedia common stock over its history and the historical volatility of thirteen of SuperMedia’s peers;

•	Expected life is calculated based on the average life of the remaining vesting term and the remaining contractual life of each award; and

•	The risk-free interest rate is determined using the U.S. Treasury zero-coupon issue with a remaining term equal to the expected life of the option.

Weighted average option fair values and assumptions for the period specified are disclosed in the following table:

	Year Ended December 31, 2011	Year Ended December 31, 2010
Weighted average fair value of grants	$5.08	$4.19
Dividend yield	0.00%	0.00%
Volatility	63.81%	61.24%
Risk-free interest rate	2.54%	2.31%
Expected life (in years)	6.00	6.00

A portion of the cost related to these stock option awards was included in SuperMedia’s compensation expense for the years ended December 31, 2011 and 2010.

Changes in SuperMedia’s outstanding stock option awards were as follows:

	Number of Stock Option Awards	Weighted- Average Exercise price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (per share)
Outstanding stock option awards at January 1, 2010	—	$—	—	$—
Granted	150,000	7.25	10.00	0.00
Exercises	—	—	—	—
Forfeitures/expirations	—	—	—	—

Outstanding stock option awards at December 31, 2010	150,000	$7.25	9.94	$1.46
Granted	215,919	8.50	10.00	0.00
Exercises	—	—	—	—
Forfeitures/expirations	(23,000)	8.82	9.15	0.00

Outstanding stock option awards at December 31, 2011	342,919	$7.93	9.06	$0.00

Stock-Based Compensation Expense

Compensation expense recognized related to stock-based compensation for the years ended December 31, 2011, 2010 and 2009 was $4 million, $6 million and $12 million, respectively. The 2009 amount includes $4 million associated with the cancellation of the Predecessor stock-based compensation awards. Because the cancellation of the awards was not accompanied by a concurrent grant, this represents the entire unrecognized compensation expense. Stock-based compensation is recorded as part of general and administrative expense on the consolidated statements of operations, except for the $4 million which was recorded as part of reorganization items in 2009 on the accompanying consolidated statement of operations.

As of December 31, 2011, unrecognized compensation expense related to the unvested portion of SuperMedia’s restricted stock and restricted stock unit awards was approximately $5 million and is expected to be recognized over a weighted-average period of approximately 1.5 years.

Note 13  Income Taxes

The components of SuperMedia’s provision (benefit) for income taxes are as follows:

	Successor Company		Predecessor Company
	Years Ended December 31,
	(in millions)
	2011	2010	2009
Current
Federal state and local	$39	$100	$86
State and local	6	18	(35)

	45	118	51

Deferred
Federal state and local	14	(200)	293
State and local	3	(25)	30

	17	(225)	323

Total provision (benefit) for income taxes	$62	$(107)	$374

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

	Successor Company		Predecessor Company
	Years Ended December 31,
	2011	2010	2009
Statutory federal income tax rate	35.0%	35.0%	35.0%
Goodwill impairment	(48.7)	—	—
Cancellation of indebtedness income	5.8	—	(24.6)
Reorganization items	—	—	(6.2)
Permanent differences, net	0.4	2.5	(0.1)
State and local income tax, net of federal tax benefits	(0.8)	1.7	0.3
Changes in tax law	—	(2.5)	—
Tax benefit for changes in uncertain tax positions, net	(0.3)	(0.9)	(0.1)
Other, net	(0.1)	(0.5)	—

Effective income tax rate	(8.7)%	35.3%	4.3%

The significant decrease in the current year effective tax rate is primarily due to the impact of the large non-deductible component of the goodwill impairment charge. SuperMedia could only realize a $6 million tax benefit related to the small deductible component of the goodwill impairment charge. The current year effective tax rate was also impacted by the non-taxable cancellation of indebtedness income (“CODI”) generated with SuperMedia’s below par debt repurchase. Generally, the discharge of a debt obligation for an amount less than its adjusted issue price creates CODI, which must be included in SuperMedia’s taxable income; however, the Internal Revenue Code allowed SuperMedia to permanently exclude this CODI from taxation.

SuperMedia’s 2010 effective income tax rate was impacted by certain changes in tax law. On March 23, 2010 the Patient Protection and Affordable Care Act was signed into law, which was amended on March 30,

2010 by the Health Care and Education Reconciliation Act of 2010. These Acts include provisions that eliminate a future tax deduction related to Medicare Part D subsidies received on or after January 1, 2013. This change in tax law required SuperMedia in March 2010 to record a non-cash income tax charge of $7 million to reduce the associated deferred tax asset.

The lower effective tax rate in 2009 was primarily due to CODI and reorganization items. Recognition of CODI is limited for a taxpayer that is a debtor in a reorganization case if the discharge is granted by the Bankruptcy Court or pursuant to a plan of reorganization approved by the Bankruptcy Court. The Predecessor Company’s amended plan of reorganization enabled the Predecessor Company to qualify for this bankruptcy exclusion rule and exclude substantially all of the gain on the settlement of debt obligations and derivative liabilities from taxable income.

Deferred Taxes

Deferred taxes arise because of differences in the book and tax basis of certain assets and liabilities. Significant components of deferred income tax assets and liabilities are shown in the following table:

	At December 31,
	2011	2010
	(in millions)
Deferred income tax assets:
Employee benefits	$136	$157
Uncollectible accounts receivable	20	31
Contingent liabilities	10	7
Unrecognized tax benefits	5	4
Professional fees and claims relating to bankruptcy	5	8

Gross deferred income tax assets	176	207

Deferred income tax liabilities:
Fixed assets and intangibles	(142)	(132)
Deferred directory and commission costs	(53)	(71)
Gain on debt retirement	(28)	(28)

Gross deferred income tax liabilities	(223)	(231)

Net deferred income taxes	$(47)	$(24)

Amounts included in consolidated balance sheets, net:
Current deferred tax (liabilities)	$(4)	$(2)
Non-current deferred tax (liabilities)	(43)	(22)

	$(47)	$(24)

No valuation allowance was recorded in 2011 and 2010 because SuperMedia believes that based on all available evidence, it is more likely than not that the gross deferred tax assets will be realized.

SuperMedia files its income tax returns with federal and various state jurisdictions within the United States. As a result of the Predecessor Company bankruptcy proceedings, SuperMedia is no longer subject to federal, state and local assessments by tax authorities for years before 2009. The Internal Revenue Service has completed its audit of the 2009 federal income tax return with no findings or assessments and has not opened an audit for 2010. SuperMedia does not have any other significant state or local examinations in process.

Unrecognized Tax Benefits

SuperMedia records unrecognized tax benefits for the estimated risk associated with tax positions taken on tax returns. The following table shows changes to unrecognized tax benefits in 2011 and 2010:

	2011	2010
	(in millions)
Unrecognized tax benefits at January 1	$37	$33
Gross increases—tax positions in prior period	2	8
Gross decreases—tax positions in prior period	—	(4)
Gross increases—tax positions in current period	—	—
Settlements	—	—
Lapse of statute of limitations	—	—

Unrecognized tax benefits at December 31	$39	$37

The total amount of unrecognized tax benefits including interest accruals, if recognized, would impact the effective tax rate.

SuperMedia recorded interest and penalties related to unrecognized tax benefits as part of provision (benefit) for income taxes on SuperMedia’s consolidated statements of operations. During the tax years 2011, 2010 and 2009, SuperMedia recognized approximately $1 million, $1 million and ($12) million in interest, respectively. Unrecognized tax benefits included $2 million and $1 million of accrued interest at December 31, 2011 and 2010, respectively.

SuperMedia does not anticipate that the total amount of unrecognized tax benefits will significantly increase or decrease during 2012.

Note 14  Contingencies

Litigation

SuperMedia is subject to various lawsuits and other claims in the normal course of business. In addition, from time to time, SuperMedia receives communications from government or regulatory agencies concerning investigations or allegations of noncompliance with laws or regulations in jurisdictions in which SuperMedia operates.

SuperMedia establishes reserves for the estimated losses on specific contingent liabilities, for regulatory and legal actions where SuperMedia deems a loss to be probable and the amount of the loss can be reasonably estimated. In other instances, SuperMedia is not able to make a reasonable estimate of liability because of the uncertainties related to the outcome or the amount or range of potential loss. SuperMedia does not expect that the ultimate resolution of pending regulatory and legal matters in future periods, including the matters described below will have a material adverse effect on its statement of operations.

On April 30, 2009, May 21, 2009, and June 5, 2009, three separate putative class action securities lawsuits were filed in the U.S. District Court for the Northern District of Texas, Dallas Division, against certain of SuperMedia’s current and former officers (but not against SuperMedia or its subsidiaries). The suits were filed by Jan Buettgen, John Heffner, and Alan Goldberg as three separate named plaintiffs on behalf of purchasers of SuperMedia’s common stock between August 10, 2007 and March 31, 2009, inclusive. On May 22, 2009, a putative class action securities lawsuit was filed in the U.S. District Court for the Eastern District of Arkansas against two of SuperMedia’s current officers (but not against SuperMedia or its subsidiaries). The suit was filed by Wade L. Jones on behalf of purchasers of SuperMedia’s bonds between March 27, 2008 and March 30, 2009, inclusive. On August 18, 2009, the Wade Jones case from Arkansas federal district court was transferred to be consolidated with the cases filed in Texas. The complaints are virtually identical and generally allege that the defendants violated federal securities laws by issuing false and misleading statements regarding SuperMedia’s financial performance and condition. Specifically, the complaints allege violations by the defendants of Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and Section 20 of the Exchange Act. The plaintiffs are seeking unspecified compensatory damages and reimbursement for litigation expenses. Since the filing of the complaints, all four cases have been consolidated into one court in the Northern District of Texas and a lead plaintiff and lead plaintiffs’ attorney have been selected (the “Buettgen” case). On April 12, 2010, SuperMedia filed a motion to dismiss the entire Buettgen complaint. On August 11, 2010, in a one line order without an opinion, the court denied SuperMedia’s motion to dismiss. On May 19, 2011, the court granted the plaintiffs’ motion certifying a class. Subsequently, the Fifth Circuit Court of Appeals denied SuperMedia’s petition for an interlocutory appeal of the class certification order. Discovery has commenced. SuperMedia plans to honor its indemnification obligations and vigorously defend the lawsuit on the defendants’ behalf.

On April 20, 2009, a lawsuit was filed in the district court of Tarrant County, Texas, against certain of SuperMedia’s officers and directors (but not against SuperMedia or its subsidiaries) on behalf of Jack B. Corwin as Trustee of The Jack B. Corwin Revocable Trust, and Charitable Remainder Stewardship Company of Nevada, and as Trustee of the Jack B. Corwin 2006 Charitable Remainder Unitrust (the “Corwin” case). The Corwin case generally alleges that at various times in 2008 and 2009, the named SuperMedia officers and directors made false and misleading representations, or failed to state material facts, which made their statements misleading regarding SuperMedia’s financial performance and condition. The suit brings fraud and negligent misrepresentation claims and alleges violations of the Texas Securities Act and Section 27 of the Texas Business Commerce Code. The plaintiffs seek unspecified compensatory damages, exemplary damages, and reimbursement for litigation expenses. On June 3, 2009, the plaintiffs filed an amended complaint with the same allegations adding two additional SuperMedia directors as party defendants. On June 10, 2010, the court in the Buettgen case granted SuperMedia’s motion staying discovery in the Corwin case pursuant to the provisions of the Private Securities Litigation Reform Act. After the adverse decision in the Buettgen case, the parties agreed to a scheduling order consistent with the prior Buettgen stay order. SuperMedia plans to honor its indemnification obligations and vigorously defend the lawsuit on the defendants’ behalf.

On November 25, 2009, three former Bell retirees brought a putative class action lawsuit in the U.S. District Court for the Northern District of Texas, Dallas Division, against both the Verizon employee benefits committee and pension plans and the SuperMedia employee benefits committee (the “EBC”) and pension plans. All three named plaintiffs are receiving the single life monthly annuity pension benefits. All complain that Verizon transferred them against their will from the Verizon pension plans to the SuperMedia pension plans at or near SuperMedia’s spin-off from Verizon. The complaint alleges that both the Verizon and SuperMedia defendants failed to provide requested plan documents, which would entitle the plaintiffs to statutory penalties under the Employee Retirement Income Securities Act (“ERISA”); that both the Verizon and SuperMedia defendants breached their fiduciary duty for refusal to disclose pension plan information; and other class action counts aimed solely at the Verizon defendants. The plaintiffs seek class action status, statutory penalties, damages and a reversal of the employee transfers. The SuperMedia defendants filed their motion to dismiss the entire complaint on March 10, 2010. On October 18, 2010, the court ruled on the pending motion dismissing all the claims against the SuperMedia pension plans and all of the claims against SuperMedia’s EBC relating to the production of documents and statutory penalties for failure to produce same. The only claims remaining against SuperMedia are procedural ERISA claims against SuperMedia’s EBC. On November 1, 2010, SuperMedia’s EBC filed its answer to the complaint. On November 4, 2010, SuperMedia’s EBC filed a motion to dismiss one of the two remaining procedural ERISA claims against the EBC. Pursuant to an agreed order, the plaintiffs have obtained class certification against the Verizon defendants and discovery has commenced. After obtaining permission from the court, the Plaintiffs filed another amendment to the complaint, alleging a new count against SuperMedia’s EBC. SuperMedia’s EBC filed another motion to dismiss the amended complaint and have filed a summary judgment motion before the deadline set by the scheduling order. SuperMedia plans to honor its indemnification obligations and vigorously defend the lawsuit on the defendants’ behalf.

On December 10, 2009, a former employee with a history of litigation against SuperMedia filed a putative class action lawsuit in the U.S. District Court for the Northern District of Texas, Dallas Division, against certain of SuperMedia’s current and former officers, directors and members of SuperMedia’s EBC. The complaint attempts to recover alleged losses to the various savings plans that were allegedly caused by the breach of fiduciary duties in violation of ERISA by the defendants in administrating the plans from November 17, 2006 to March 31, 2009. The complaint alleges that: (i) the defendants wrongfully allowed all the plans to invest in Idearc common stock, (ii) the defendants made material misrepresentations regarding SuperMedia’s financial performance and condition, (iii) the defendants had divided loyalties, (iv) the defendants mismanaged the plan assets, and (v) certain defendants breached their duty to monitor and inform the EBC of required disclosures. The plaintiffs are seeking unspecified compensatory damages and reimbursement for litigation expenses. At this time, a class has not been certified. The plaintiffs have filed a consolidated complaint. SuperMedia filed a motion to dismiss the entire complaint on June 22, 2010. On March 16, 2011, the court granted the SuperMedia defendants’ motion to dismiss the entire complaint; however, the plaintiffs have repleaded their complaint. The SuperMedia defendants have filed a motion to dismiss the new complaint. The briefing on the motion is complete and SuperMedia awaits the order of the court. SuperMedia plans to honor its indemnification obligations and vigorously defend the lawsuit on the defendants’ behalf.

On November 15, 2010, a group of publishers, including SuperMedia, led by the Local Search Association (formerly the Yellow Pages Association), (the “Publishers”), filed a lawsuit in the U.S. District Court for the Western District of Washington challenging Ordinance 123427 enacted by the City of Seattle requiring the Publishers of yellow pages directories distributed in the City of Seattle to obtain a license from the City, and pay a tax to distribute the directory publications and permitting all the potential recipients of the yellow pages to opt out of receiving the directory using a common City-sanctioned opt out registry (the “Ordinance”). The suit challenged the Ordinance as a content-based restriction on speech, violating the first amendment of the U.S. Constitution, and violating the commerce clause of the U.S. Constitution. On February 10, 2011, the Publishers filed a motion for preliminary injunction seeking to stop the operation of the Ordinance before the first publication of the Dex Seattle directory. After no order was forthcoming from the court, the Publishers filed a motion for temporary restraining order with the court seeking to immediately enjoin the operation of the Ordinance. On May 8, 2011, the court denied both motions. On May 13, 2011, the Publishers filed a motion with the United States Court of Appeals for the 9th Circuit seeking to enjoin the Ordinance pending the appeal and to expedite an appeal. On May 24, 2011, the Court of Appeals denied the Publishers’ motion for an injunction, but granted the Motion for an expedited appeal. After briefing was complete, an oral argument was made in front of a 9th Circuit appellate panel. Meanwhile, on September 16, 2011, the district court granted the City’s summary judgment motion and denied the Publishers’ summary judgment motion ruling that the Ordinance did not violate the First Amendment. This final order gave the Publishers the opportunity to file a consolidated appeal to the 9th Circuit, which has been fully briefed. SuperMedia awaits the order of the court.

On April 26, 2011, SuperMedia received a letter from the Philadelphia Equal Employment Opportunity Commission (“EEOC”) on behalf of a former employee indicating that the EEOC was conducting an investigation for a possible nationwide class claim. The former employee was terminated after failing to memorize a sales pitch. The EEOC alleges that SuperMedia may have systematically discriminated against older employees and employees with disabilities by requiring them to memorize a sales pitch. SuperMedia is cooperating with the agency and has provided the agency with responsive documents requested in the EEOC’s original request.

On July 1, 2011, several former employees filed a Fair Labor Standards Act (FLSA) collective action against SuperMedia, all its subsidiaries, the current chief executive officer and the former chief executive officer in the US District Court, Northern District of Texas, Dallas Division. The complaint alleges that SuperMedia improperly calculated the rate of pay when it paid overtime to its hourly sales employees. On July 29, 2011, SuperMedia filed a motion to dismiss the complaint. In response, the plaintiffs amended their complaint to allege that the individual defendants had “off-the-clock” claims for unpaid overtime. Subsequently, SuperMedia amended its motion to dismiss in light of the new allegations. On October 25, 2011, the Plaintiffs filed a motion to conditionally certify a collective action and to issue notice. SuperMedia responded, the matter is fully briefed and SuperMedia awaits the order of the court.

Note 15  Quarterly Financial Information (Unaudited)

The following table sets forth SuperMedia’s quarterly results of operations for the years ended December 31, 2011 and 2010:

Quarter Ended	Operating Revenue	Operating Income (Loss)	Net Income (Loss)	Earnings (Loss) per Share(1)
	(in millions, except per share amounts)
2011
March 31	$438	$103	$30	$1.91
June 30	421	106	29	1.89
September 30(2)	399	(897)	(968)	(63.97)
December 31(3)	384	92	138	8.86
2010
March 31	$154	$(144)	$(143)	$(9.56)
June 30(4)	247	(61)	(83)	(5.55)
September 30(4)	349	29	(26)	(1.73)
December 31(3)	426	80	56	3.67

(1)	In the quarters with net income, equity based awards granted caused an immaterial increase in the number of dilutive shares with no material impact to the calculation of diluted earnings per common share. Earnings per share is computed independently for each quarter and the sum of the quarters may not equal the annual amount.
(2)	The quarter ended September 30, 2011 includes a non-cash impairment charge of $1,003 million ($997 million after-tax) associated with the write down of goodwill.
(3)	The quarters ended December 31, 2011 and December 31, 2010 include pre-tax gains of $116 million and $76 million, respectively, related to the early extinguishment of a portion of SuperMedia’s senior secured term loans.
(4)	During 2010, SuperMedia reduced operating expenses related to the favorable non-recurring, non-cash resolution of state operating tax claims of $16 million and $24 million in the quarters ended June 30 and September 30, respectively.

With SuperMedia’s adoption of fresh start accounting, effective on December 31, 2009, its 2010 results of operations were significantly impacted. At December 31, 2009, the balances of deferred revenue and deferred directory costs were adjusted to their fair value of zero. As a result, approximately $846 million of deferred revenue ($826 million net of estimated sales allowances) and $213 million of deferred directory costs were not recognized in SuperMedia’s 2010 consolidated statement of operations which would have otherwise been recorded. In addition, SuperMedia’s 2010 operating results were significantly impacted by the exclusion of approximately $61 million of bad debt expense due to the exclusion of revenue associated with the implementation of fresh start accounting at December 31, 2009. These non-cash fresh start adjustments impact only SuperMedia’s 2010 consolidated statement of operations and do not affect future years’ results. Likewise, these non-cash fresh start adjustments did not affect cash flows as client billing and collection activities remained unchanged.

The following table sets forth the quarterly non-cash impacts associated with fresh start adjustments that were not recognized in SuperMedia’s 2010 consolidated statement of operations:

Quarter Ended	Operating Revenue	Operating Income	Net Income
	(in millions)
2010
March 31	$379	$257	$159
June 30	265	177	113
September 30	140	93	59
December 31	42	25	15

Total	$826	$552	$346

Appendix N

SuperMedia Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	(in millions, except per share amounts)
Operating Revenue	$330	$399	$1,042	$1,258
Operating Expense
Selling	83	106	261	334
Cost of sales (exclusive of depreciation and amortization)	79	96	249	312
General and administrative	4	48	78	166
Depreciation and amortization	39	43	119	131
Impairment charge	—	1,003	—	1,003

Total Operating Expense	205	1,296	707	1,946

Operating Income (Loss)	125	(897)	335	(688)
Interest expense, net	40	58	129	172

Income (Loss) Before Reorganization Items, Gains on Early Extinguishment of Debt and Provision for Income Taxes	85	(955)	206	(860)

Reorganization items	(1)	—	(1)	(1)
Gains on early extinguishment of debt	—	—	51	—

Income (Loss) Before Provision for Income Taxes	84	(955)	256	(861)
Provision for income taxes	32	13	78	48

Net Income (Loss)	$52	$(968)	$178	$(909)

Basic and diluted earnings (loss) per common share	$3.27	$(63.97)	$11.36	$(60.15)

Basic and diluted weighted-average common shares outstanding	15.3	15.1	15.3	15.1

Comprehensive Income (Loss)
Net income (loss)	$52	$(968)	$178	$(909)
Adjustments for pension and post-employment benefits, net of taxes	(36)	9	137	12

Total Comprehensive Income (Loss)	$16	$(959)	$315	$(897)

See Notes to Consolidated Financial Statements.

SuperMedia Inc. and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

	At September 30, 2012	At December 31, 2011
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$94	$90
Accounts receivable, net of allowances of $43 and $59	117	147
Accrued taxes receivable	—	27
Deferred directory costs	130	155
Prepaid expenses and other	11	12

Total current assets	352	431
Property, plant and equipment	128	127
Less: accumulated depreciation	70	53

	58	74

Goodwill	704	704
Intangible assets, net	250	345
Pension assets	74	75
Other non-current assets	6	4

Total assets	$1,444	$1,633

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)
Current liabilities:
Current maturities of long-term debt	$1	$4
Accounts payable and accrued liabilities	105	126
Deferred revenue	68	82
Deferred tax liabilities	7	4
Other	12	18

Total current liabilities	193	234
Long-term debt	1,474	1,741
Employee benefit obligations	104	364
Non-current deferred tax liabilities	100	43
Unrecognized tax benefits	43	39
Stockholders’ (deficit):
Common stock ($.01 par value; 60 million shares authorized, 15,666,504 and 15,468,740 shares issued and outstanding in 2012 and 2011, respectively)	—	—
Additional paid-in capital	213	210
Retained (deficit)	(789)	(967)
Accumulated other comprehensive income (loss)	106	(31)

Total stockholders’ (deficit)	(470)	(788)

Total liabilities and stockholders’ (deficit)	$1,444	$1,633

See Notes to Consolidated Financial Statements.

SuperMedia Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30,
	2012	2011
	(in millions)
Cash Flows from Operating Activities
Net income (loss)	$178	$(909)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	119	131
Gains on early extinguishment of debt	(51)	—
Employee retirement benefits	(30)	12
Deferred income taxes	(22)	(32)
Provision for uncollectible accounts	15	50
Stock-based compensation expense	3	3
Impairment charge	—	1,003
Changes in current assets and liabilities:
Accounts receivable and unbilled accounts receivable	15	3
Deferred directory costs	25	36
Other current assets	2	(1)
Accounts payable and accrued liabilities	(4)	(139)
Other, net	(16)	(17)

Net cash provided by operating activities	234	140

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(9)	(11)

Net cash used in investing activities	(9)	(11)

Cash Flows from Financing Activities
Repayment of long-term debt	(218)	(36)
Other, net	(3)	—

Net cash used in financing activities	(221)	(36)

Increase in cash and cash equivalents	4	93
Cash and cash equivalents, beginning of year	90	174

Cash and cash equivalents, end of period	$94	$267

See Notes to Consolidated Financial Statements.

SuperMedia Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

Note 1

General

SuperMedia Inc. is one of the largest yellow pages directory publishers in the United States as measured by revenue. SuperMedia also offers digital advertising solutions. SuperMedia places its clients’ business information into its portfolio of local media solutions, which includes the Superpages directories, Superpages.com, SuperMedia’s digital local search resource on both desktop and mobile devices, the Superpages.com network, a digital syndication network that places local business information across more than 250 websites, mobile sites and mobile applications, and SuperMedia’s Superpages direct mailers. In addition, SuperMedia offers solutions for social media, digital content creation management, reputation management and search engine optimization.

SuperMedia primarily operates as the official publisher in the markets in which Verizon Communications Inc. (“Verizon”) is the incumbent local exchange carrier and in certain markets owned by FairPoint Communications, Inc. and Frontier Communications Corporation. SuperMedia uses their brands on its print directories in these and other specified markets. SuperMedia has a number of agreements with them that govern the publishing relationships, including publishing agreements, branding agreements, and non-competition agreements, each of which has a term expiring in 2036.

Basis of Presentation

SuperMedia prepares its financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). Pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”), the accompanying unaudited consolidated financial statements contain all adjustments, consisting of normal recurring items and accruals, necessary to fairly present the financial position, results of operations and cash flows of SuperMedia Inc. and its subsidiaries. These unaudited interim financial statements do not contain all information and footnote disclosures normally included in financial statements prepared in accordance with GAAP and, as such, should be read in conjunction with SuperMedia’s Annual Report on Form 10-K for the year ended December 31, 2011. The results of operations for the three and nine months ended September 30, 2012 are not necessarily indicative of results of operations for the 2012 fiscal year.

The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Certain prior period amounts have been reclassified to conform to current year presentation.

Recent Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2012-02 (“ASU 2012-02”), “Testing Indefinite-Lived Intangible Assets for Impairmen,” which amends Accounting Standards Codification 350, “Intangibles—Goodwill and Other.” The amended guidance allows entities to use a qualitative approach to test indefinite-lived intangible assets for impairment. ASU 2012-02 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed quantitative impairment test by comparing the fair value of the indefinite-lived intangible asset with its carrying value. Otherwise, the quantitative impairment test is not required. ASU 2012-02 is effective for interim and annual periods beginning after September 15, 2012 and early adoption is permitted. SuperMedia anticipates that the adoption of ASU 2012-02 will not have a material impact on its consolidated financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04 (“ASU 2011-04”), “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” which amends Accounting Standards Codification 820, “Fair Value Measurement.” The amended guidance changes the wording used to describe many requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. The guidance provided in ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. SuperMedia has adopted the provisions of ASU 2011-04 as required.

In September 2011, the FASB issued Accounting Standards Update 2011-05 (“ASU 2011-05”), “Presentation of Comprehensive Income,” which amends Accounting Standards Codification 220, “Comprehensive Income.” The amended guidance eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance provided in ASU 2011-05 is effective for interim and annual periods beginning after December 15, 2011 and is applied retrospectively. SuperMedia has adopted the provisions of ASU 2011-05 as required.

In September 2011, the FASB issued Accounting Standards Update 2011-08 (“ASU 2011-08”), “Testing Goodwill for Impairment,” which amends Accounting Standards Codification 350, “Intangibles—Goodwill and Other” (“ASC 350”). The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC 350. The guidance provided in ASU 2011-08 is effective for interim and annual periods beginning after December 15, 2011. SuperMedia has adopted the provisions of ASU 2011-08 as required.

Note 2

Pending Merger with Dex One

On August 20, 2012, SuperMedia, Dex One, Newdex, and Merger Sub entered into an Agreement and Plan of Merger (the “Original Merger Agreement,” and as amended and restated, the “Merger Agreement”), providing for a business combination of SuperMedia and Dex One. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Dex One will be merged with and into New Dex, with New Dex continuing as the surviving corporation, and Merger Sub will be merged with and into SuperMedia, with SuperMedia continuing as the surviving corporation. As a result of the Mergers, Newdex will become a newly listed company and SuperMedia will become a direct wholly owned subsidiary of Newdex.

Subject to the terms of the Merger Agreement, which has been approved by the boards of directors of SuperMedia and Dex One, in each case, by the unanimous vote of all directors voting, at the effective time of the Mergers, (i) each outstanding share of Dex One common stock (other than shares held by SuperMedia, Dex One, Newdex or any of their respective subsidiaries) will be converted into the right to receive 0.20 shares of Newdex common stock, par value $0.001 per share (the “Newdex Common Stock”), which reflects a 5-for-1 reverse stock split of Dex One common stock and (ii) each outstanding share of SuperMedia common stock (other than shares held by SuperMedia, Dex One, Newdex or any of their respective subsidiaries) will be converted into the right to receive 0.4386 shares of Newdex Common Stock. Outstanding SuperMedia stock options will be cancelled at the effective time of the Mergers and, to the extent that SuperMedia’s closing stock price on the date of the Mergers exceeds the option strike price, will be settled in cash. All other outstanding SuperMedia equity awards will generally convert into Newdex Common Stock, after giving effect to the exchange ratio. After the consummation of the Mergers, current SuperMedia stockholders will own approximately 40% of the combined company and current Dex One stockholders will own approximately 60% of the combined company.

Following the announcement of the proposed Mergers, the current senior secured lenders for both companies formed a joint steering committee to evaluate the proposed amendments to the parties’ respective credit agreements as set forth in the Original Merger Agreement.

On December 5, 2012, SuperMedia, Dex One, Newdex, and Merger Sub entered into an Amended and Restated Agreement and Plan of Merger which amended and restated the Original Merger Agreement to, among other things, (i) extend the date on which a party may unilaterally terminate the Merger Agreement from December 31, 2012 to June 30, 2013, (ii) reduce the number of directors of Newdex after the effectiveness of the Mergers from eleven to ten, and (iii) provide that if either Dex One or SuperMedia is unable to obtain the requisite consents to the Mergers from its stockholders and to the contemplated amendments to its respective financing agreements from its senior secured lenders, the Mergers could be effected through voluntary pre-packaged plans under chapter 11 of the Bankruptcy Code.

Completion of the Mergers is subject to conditions, including, among others: (i) unless SuperMedia has commenced the Chapter 11 cases, SuperMedia having obtained the SuperMedia stockholder approval, (ii) unless Dex One has commenced the Chapter 11 cases, Dex One having obtained the Dex One stockholder approval, (iii) the registration statement on Form S-4 used to register the Newdex Common Stock to be issued as consideration for the Mergers of which this document is a part having been declared effective by the SEC, (iv) unless SuperMedia and/or Dex One has commenced Chapter 11 cases, consent having been obtained from 100% of such party’s respective lenders to the Mergers and to the amendment and extension of their respective credit facilities, (v) if SuperMedia and/or Dex One has commenced Chapter 11 cases, the bankruptcy court having confirmed the pre-packaged plan of reorganization of such party substantially in the form provided in the Merger Agreement, (vi) SuperMedia and Dex, and certain of their respective subsidiaries, having entered into a tax sharing agreement and a shared services agreement, and (vii) authorization having been obtained for the listing on the New York Stock Exchange or the Nasdaq Stock Market of the Newdex Common Stock to be issued as consideration in the Mergers.

The Merger Agreement contains certain termination rights for both SuperMedia and Dex One, including, among others, if the Mergers are not consummated on or before June 30, 2013. The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances following receipt from or announcement by a third party of an alternative transaction proposal, including termination of the Merger Agreement by SuperMedia or Dex One as a result of an adverse change in the recommendation of the Mergers by the other party’s board of directors, SuperMedia may be required to pay to Dex One, or Dex One may be required to pay to SuperMedia, an expense reimbursement up to a maximum amount of $7.5 million.

Note 3

Earnings (Loss) Per Share

Basic earnings (loss) per share are computed by dividing net income (loss) available to common stockholders by the number of weighted-average common shares outstanding during the reporting period. Diluted earnings per share are calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period. The effect of potentially dilutive common shares for the three and nine months ended September 30, 2012 was not material. Due to the reported net loss for the three and nine months ended September 30, 2011 the effect of potentially dilutive common shares was anti-dilutive and therefore not included in the calculation of diluted earnings per share.

Certain employees and certain non-management directors were granted restricted stock awards, which entitles those participants to receive non-forfeitable dividends during the vesting period on a basis equivalent to the dividends paid to holders of SuperMedia’s common stock. As such, these unvested restricted stock awards meet the definition of a participating security. Participating securities are defined as unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) and are included in the computation of earnings per share pursuant to the two-class method. At September 30, 2012 and 2011, respectively, there were 375,149 and 365,135 such participating securities outstanding. Under the two-class method, all earnings, whether distributed or undistributed, are allocated to each class of common stock and participating securities based on their respective rights to receive dividends. However, the net loss from continuing operations for the three and nine months ended September 30, 2011 was not allocated to these participating securities, as these awards do not share in any loss generated by SuperMedia.

The following table sets forth the calculation of basic and diluted earnings (loss) per common share for the three and nine months ended September 30, 2012 and 2011:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
	(in millions, except per share amounts)
Net income (loss)	$52	$(968)	$178	$(909)
Less allocation of income to participating unvested restricted stock	(2)	—	(5)	—

Net income (loss) available to common stockholders	$50	$(968)	$173	$(909)
Basic and diluted weighted-average common shares outstanding	15.3	15.1	15.3	15.1

Basic and diluted earnings (loss) per common share	$3.27	$(63.97)	$11.36	$(60.15)

Basic and diluted earnings per common share for the nine months ended September 30, 2012 includes a correction of a calculation error that was previously reported for the three months ended March 31, 2012. The corrected basic and diluted earnings per common share for the three months ended March 31, 2012 was $3.97 as opposed to $3.92 previously reported.

Note 4

Additional Financial Information

Consolidated Statements of Comprehensive Income (Loss)

During the three and nine months ended September 30, 2012, SuperMedia recorded a $32 million credit to expense associated with the amortization of a deferred gain related to certain plan amendments associated with other post-employment benefits recorded as general and administrative expense in the consolidated statements of comprehensive income (loss). For additional information related to the SuperMedia’s other post-employment benefits, see Note 7.

During the nine months ended September 30, 2012, SuperMedia recorded non-taxable gains of $51 million, related to the early extinguishment of a portion of its senior secured term loans at below par. For additional information related to SuperMedia’s debt obligations, see Note 6.

For the three and nine months ended September 30, 2011, SuperMedia concluded there were indicators of potential goodwill impairment, including the decline in the trading value of SuperMedia’s debt and equity securities and the impact of the then current economic and market conditions on its business. Based on the analysis performed, as of August 31, 2011, it was determined that the carrying value of the reporting unit including goodwill exceeded the fair value of the reporting unit, requiring SuperMedia to perform Step 2 of the goodwill impairment test, to measure the amount of impairment loss, if any. In performing Step 2 of the goodwill impairment test, SuperMedia compared the implied value of the reporting unit’s goodwill to its carrying value of goodwill. This test resulted in a non-cash, pretax goodwill impairment charge of $1,003 million ($997 million after-tax).

Balance Sheet

The following table sets forth additional information on SuperMedia’s accounts payable and accrued liabilities at September 30, 2012 and December 31, 2011:

	At September 30, 2012	At December 31, 2011
	(in millions)
Accounts payable and accrued liabilities:
Accounts payable	$11	$14
Accrued expenses	21	24
Accrued salaries and wages	51	75
Accrued taxes	21	12
Accrued interest	1	1

Accounts payable and accrued liabilities	$105	$126

SuperMedia recorded a reduction of its other post-employment benefits related to certain plan amendments associated with health care. This transaction resulted in a $257 million reduction of employee benefit obligations, a related reduction of deferred tax assets of $96 million and an offsetting deferred net gain of $161 million to accumulated other comprehensive income. For additional information related to SuperMedia’s post-employment benefits, see Note 7.

Comprehensive Income (Loss) Adjustments

The following tables set forth the components of SuperMedia’s comprehensive income (loss) adjustments for pension and post-employment benefits for the three and nine months ended September 30, 2012 and 2011:

	Three Months Ended September 30,
	2012			2011
	Gross	Taxes	Net	Gross	Taxes	Net
	(in millions)
Net income (loss)			$52			$(968)
Adjustments for pension and other post-employment benefits:
Accumulated actuarial gains of defined benefit plans	$(24)	$9	(15)	$14	$(5)	9
Plan amendments for other post-employment benefits	(5)	2	(3)	—	—	—
Reclassifications included in net income (loss):
Amortization of prior service cost and unrecognized net loss	(29)	11	(18)	—	—	—
Settlement losses	1	(1)	—	1	(1)	—

Total reclassifications included in net income (loss)	(28)	10	(18)	1	(1)	—

Adjustments for pension and other post-employment benefits	$(57)	$21	(36)	$15	$(6)	9

Total other comprehensive income (loss)			$16			$(959)

	Nine Months Ended September 30,
	2012			2011
	Gross	Taxes	Net	Gross	Taxes	Net
	(in millions)
Net income (loss)			$178			$(909)
Adjustments for pension and other post-employment benefits:
Accumulated actuarial gains of defined benefit plans	$(10)	$4	(6)	$15	$(5)	10
Plan amendments for other post-employment benefits	257	(96)	161	—	—	—
Reclassifications included in net income (loss):
Amortization of prior service cost and unrecognized net loss	(29)	11	(18)	—	—	—
Settlement losses	1	(1)	—	4	(2)	2

Total reclassifications included in net income (loss)	(28)	10	(18)	4	(2)	2

Adjustments for pension and other post-employment benefits	$219	$(82)	137	$19	$(7)	12

Total other comprehensive income (loss)			$315			$(897)

The following table sets forth the balance of SuperMedia’s accumulated other comprehensive income (loss).

	Gross	Taxes	Net
	(in millions)
Accumulated other comprehensive (loss)—December 31, 2011	$(50)	$19	$(31)
Adjustment for plan amendments for other post-employment benefits, net of amortization	225	(84)	141
Adjustments to pension and other post-employment benefits, net of amortization and settlement losses	(6)	2	(4)

Accumulated other comprehensive income—September 30, 2012	$169	$(63)	$106

Cash Flow

The following table sets forth certain financial information related to cash payments made by SuperMedia during the nine months ended September 30, 2012 and 2011:

	Nine Months Ended September 30,
	2012	2011
	(in millions)
Income taxes, net of amounts refunded	$62	$143
Interest, net	129	172

Fair Values of Financial Instruments

SuperMedia’s financial assets or liabilities required to be measured at fair value on a recurring basis include cash and cash equivalents held in money market funds. SuperMedia’s cash and cash equivalents held in money market funds of $87 million and $66 million as of September 30, 2012 and December 31, 2011, respectively, have been recorded at fair value using Level 2 inputs. SuperMedia held $5 million and $6 million of certificates of deposit (“CD’s”) at September 30, 2012 and December 31, 2011, respectively, that serve as collateral against letters of credit held with its insurance carriers. These CD’s are classified as prepaid expenses and other on the consolidated balance sheets and are valued using Level 2 inputs. The fair value of SuperMedia’s money market funds and CD’s classified as Level 2 are determined based on observable market data. The fair values of trade receivables and accounts payable approximate their carrying amounts due to their short-term nature. The fair values of debt instruments are determined using Level 2 inputs based on observable market data.

The following table sets forth the carrying amount and fair value of SuperMedia’s total debt obligations at September 30, 2012 and December 31, 2011:

	At September 30, 2012		At December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Total debt obligations	$1,475	$964	$1,745	$804

Note 5

Intangible Assets

The following table sets forth the details of SuperMedia’s intangible assets at September 30, 2012 and December 31, 2011:

	At September 30, 2012			At December 31, 2011
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Intangible assets:
Client relationships	$497	$274	$223	$497	$199	$298
Internal use software	106	90	16	101	73	28
Patented technologies	34	31	3	34	23	11
Marketing-related intangibles	8	—	8	8	—	8

Total intangible assets	$645	$395	$250	$640	$295	$345

Amortization expense for intangible assets was $32 million and $99 million for the three and nine months ended September 30, 2012, respectively. These amounts include amortization expense related to capitalized internal-use software of $4 million and $16 million for the three and nine months ended September 30, 2012, respectively.

Amortization expense for intangible assets was $35 million and $109 million for the three and nine months ended September 30, 2011, respectively. These amounts include amortization expense related to capitalized internal-use software of $7 million and $25 million for the three and nine months ended September 30, 2011, respectively.

Amortization expense is estimated to be $131 million in 2012, $107 million in 2013 and $102 million in 2014 for SuperMedia’s intangible assets.

Note 6

Debt Obligations

The following table sets forth SuperMedia’s outstanding debt obligations on the consolidated balance sheets at September 30, 2012 and December 31, 2011:

	Interest Rates	Maturity	At September 30, 2012	At December 31, 2011
			(in millions)
Senior secured term loans	ABR + 7.00%	2015	$1,475	$1,745
Less current maturities of long-term debt			1	4

Long-term debt			$1,474	$1,741

Senior Secured Credit Facility

On December 31, 2009, SuperMedia emerged from bankruptcy and entered into the SuperMedia credit facility with certain financial institutions and with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent. On December 13, 2010 and November 8, 2011, the SuperMedia credit facility was amended. Under the SuperMedia credit facility, the senior secured term loans bear interest at an annual rate equal to, at SuperMedia’s option, either (i) the Alternate Base Rate (“ABR”) plus an Applicable Margin, or (ii) adjusted London Inter-Bank Offered Rate (“LIBOR”) plus an Applicable Margin. The Applicable Margin is 7.0% for loans with interest rates determined by reference to ABR and 8.0% for loans with interest rates determined by reference to adjusted LIBOR. The senior secured term loans have a floor interest rate of 4.0% in the case of ABR and 3.0% in the case of LIBOR. As long as interest rates remain at or below 4.0% for ABR and 3.0% for LIBOR, SuperMedia’s effective interest rate will be 11.0%.

All of SuperMedia’s present and future domestic subsidiaries (other than a certain insignificant subsidiary) are guarantors under the SuperMedia credit facility. In addition, the obligations under the SuperMedia credit facility are secured by a lien on substantially all of SuperMedia’s and its domestic subsidiaries’ tangible and intangible assets, including a mortgage on certain real property.

Credit Facility Amendments

On December 13, 2010, SuperMedia entered into the First Amendment to the SuperMedia credit facility. The terms of the First Amendment allowed a one-time repurchase and retirement of debt below par.

On November 8, 2011, SuperMedia entered into the Second Amendment to the SuperMedia credit facility. The terms of the Second Amendment allow SuperMedia to repurchase and retire debt below par, subject to certain requirements, until January 1, 2014.

As a condition of the proposed merger with Dex One, SuperMedia is currently negotiating with its lenders on an agreement to extend the maturity of the senior secured term loans by one year from December 31, 2015 to December 31, 2016 as well as modify certain other provisions. For additional information related to the pending merger and conditions to complete the transaction, see Note 2.

Debt Covenants and Maturities

As of September 30, 2012, SuperMedia is in compliance with all of the covenants of the SuperMedia credit facility.

SuperMedia has a mandatory debt principal payment due after each fiscal quarter prior to the December 31, 2015 maturity date on the outstanding senior secured term loans in an aggregate amount equal to 67.5% of the amount of any increase in SuperMedia’s Available Cash, as defined in the SuperMedia credit facility. SuperMedia has the right to make early payments at par on the senior secured term loans in whole or in part, from time to time, without premium or penalty, subject to requirements as to size and manner of payments. Additionally, SuperMedia can make below par voluntary repurchases of the senior secured term loans, subject to the terms and conditions of the Second Amendment to the SuperMedia credit facility.

During the nine months ended September 30, 2012, SuperMedia made cash debt payments of $218 million, which reduced SuperMedia’s debt obligations by $270 million. On May 5, 2012, SuperMedia utilized $33 million in cash to prepay $56 million of the senior secured term loans at a rate of 59% of par. This transaction resulted in SuperMedia recording a $23 million non-taxable gain ($23 million gain offset by less than $1 million in administrative fees). On March 2, 2012, SuperMedia utilized $31 million in cash to prepay $60 million of the senior secured term loans at a rate of 52% of par. This transaction resulted in SuperMedia recording a $28 million non-taxable gain ($29 million gain offset by $1 million in administrative fees). These below par payment transactions were recorded as gains on early extinguishment of debt on SuperMedia’s 2012 consolidated statements of comprehensive income (loss).

For the nine months ended September 30, 2012, SuperMedia also made additional debt principal payments, at par, of $154 million. On October 3, 2012, SuperMedia made a mandatory principal payment of $1 million at par. During the nine months ended September 30, 2011, SuperMedia made an at par $36 million mandatory principal payment. On October 13, 2011, SuperMedia made a mandatory principal payment of $60 million, at par.

Note 7

Employee Benefits

Pension and Other Post-Employment Benefit Costs

SuperMedia’s pension plans are non-contributory qualified defined benefit pension plans provided to certain employees. The pension plans include the SuperMedia Pension Plan for Management Employees and the SuperMedia Pension Plan for Collectively Bargained Employees. The assets of the two plans are held in a master trust. SuperMedia also maintains a nonqualified pension plan for certain employees.

For the three and nine months ended September 30, 2012, SuperMedia made cash contributions of $8 million and $9 million, respectively, to a qualified pension plan as required under pension accounting guidelines.

SuperMedia’s other post-employment benefits (“OPEB”) include post-employment health care and life insurance plans for SuperMedia’s retirees and their dependents that are both contributory and noncontributory and include a limit on SuperMedia’s share of cost for current and future retirees.

On June 25, 2012, SuperMedia amended its other post-employment benefit plans. The changes limit and/or eliminate company subsidies associated with other post-employment benefits including medical, prescription drug, dental and life insurance coverage for retirees, certain employees, and their respective dependents effective September 1, 2012. Certain retirees will continue to receive a reduced company subsidy through December 31, 2013. In addition, the June 25, 2012 plan amendments resulted in a pretax reduction of $262 million to employee benefit obligations and an after-tax deferred gain to accumulated other comprehensive income of $164 million. In the three months ended September 30, 2012, SuperMedia recorded a pretax adjustment associated with the plan amendment of $5 million resulting in a cumulative reduction of $257 million to employee benefit obligations and an after-tax deferred gain to accumulated other comprehensive income of $161 million. The accumulated other comprehensive income associated with OPEB will be amortized over the periods prescribed by Accounting Standards Codification 715-60 “Compensation—Retirement Benefits, Defined Benefit Plans—Other Postretirement.” The amortization associated with the deferred gain during the three and nine months ended September 30, 2012 was a credit to expense of $32 million recorded as general and administrative expense in the consolidated statement of comprehensive income (loss).

Net Periodic Cost (Income)

The following tables set forth the benefit costs (income) related to SuperMedia’s pension and post-employment health care and life insurance plans for the three and nine months ended September 30, 2012 and 2011:

	Pension
	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	(in millions)
Service cost	$1	$1	$2	$3
Interest cost	5	6	17	19
Expected return on plan assets	(10)	(9)	(29)	(27)
Settlement loss	1	1	1	4

Net periodic cost (income)	$(3)	$(1)	$(9)	$(1)

For the three months ended September 30, 2012, SuperMedia recorded pension settlement losses of $1 million. For the three and nine months ended September 30, 2011, SuperMedia recorded pension settlement losses of $1 million and $4 million, respectively. The settlement losses were related to lump-sum distributions to certain employees. These charges were recorded in accordance with applicable accounting guidance for settlements associated with defined benefit pension plans, which requires that settlement gains and losses be recorded once prescribed payment thresholds have been reached.

	Health Care and Life Insurance
	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	(in millions)
Service cost	$1	$—	$1	$1
Interest cost	—	4	7	12
Amortization of prior service cost	(32)	—	(32)	—
Amortization of unrecognized net loss	3	—	3	—

Net periodic benefit cost (income)	$(28)	$4	$(21)	$13

Savings Plans Benefits

SuperMedia sponsors a defined contribution savings plan to provide opportunities for eligible employees to save for retirement on a tax-deferred basis and non-tax-deferred basis. Substantially all of SuperMedia’s employees are eligible to participate in the plan. Under the plan, a certain percentage of eligible employee contributions are matched with SuperMedia cash allocated to the participants’ current investment elections. SuperMedia recognizes savings plan expenses based on its matching obligation attributable to participating employees. For the three and nine months ended September 30, 2012, SuperMedia recorded total savings plan expenses of $2 million and $5 million, respectively. For the three and nine months ended September 30, 2011, SuperMedia recorded total savings plan expenses of $1 million and $8 million, respectively.

Severance Benefits

The following table sets forth certain financial information related to SuperMedia’s severance benefits for the three and nine months ended September 30, 2012 and 2011:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	(in millions)
Severance expense	$—	$3	$2	$12
Severance paid	1	3	3	16

Note 8

Stock-Based Compensation

The 2009 Long-Term Incentive Plan (the “2009 Plan”) provides for several forms of incentive awards to be granted to designated eligible employees, non-management directors, consultants and independent contractors providing services to SuperMedia. The maximum number of shares of SuperMedia common stock authorized for issuance under the 2009 Plan is 1,500,000. During 2010, 2011, and 2012, SuperMedia granted equity awards under the 2009 Plan to certain employees and to certain of its non-management directors.

Restricted Stock

The 2009 Plan provides for grants of restricted stock. These awards are classified as equity awards based on the criteria established by the applicable accounting rules for stock-based compensation. The fair value of the restricted stock awards was determined based on the price of SuperMedia common stock on the date of grant.

During 2010 and 2012, certain employees were granted restricted stock awards that vest over three years in equal installments on the first, second, and third anniversaries of the grant date. All unvested shares of restricted stock will immediately terminate upon the employee’s termination of employment with SuperMedia for any reason before the third anniversary date of the award, except that the Compensation Committee of the Board of Directors, at its sole option and election, may permit the unvested shares not to terminate if the employee is terminated without cause. If a change in control occurs before the third anniversary of the grant date, all unvested shares of restricted stock will immediately vest. Grant award recipients would receive all regular cash dividends if SuperMedia were to declare dividends.

During 2011 and 2012, certain non-management directors were granted restricted stock awards that vest one year after the grant date. All unvested shares of restricted stock will immediately terminate if a non-management director ceases to be a member of the board of directors of SuperMedia before the vesting date. If a change in control occurs before the vesting date, all unvested shares of restricted stock will immediately vest. Grant award recipients would receive all regular cash dividends if SuperMedia were to declare dividends.

A portion of the cost related to these awards is included in SuperMedia’s compensation expense for the nine months ended September 30, 2012.

Changes in SuperMedia’s outstanding restricted stock awards were as follows:

	Restricted Stock Awards	Weighted-Average Grant-Date Fair Value
Outstanding restricted stock at January 1, 2012	309,669	$21.91
Granted	225,648	2.84
Vested	(135,711)	24.21
Forfeitures	(24,457)	15.15

Outstanding restricted stock at September 30, 2012	375,149	10.05

Restricted Stock Units

The 2009 Plan provides for grants of restricted stock units (“RSUs”) that can be settled in cash, shares of SuperMedia common stock or a combination thereof. These awards are classified as either liability or equity awards based on the criteria established by the applicable accounting rules for stock-based compensation.

During 2010, certain non-management directors were granted RSU awards that vest over three years in equal installments of one-third on the first, second, and third anniversaries of the grant date. If a director ceases to be a member of the board of directors of SuperMedia before the third anniversary date of the award, the RSUs will vest on a prorated basis by dividing the number of days commencing on the anniversary vesting date or date of award, as applicable, and ending on the date of separation from service by, (i) 1,095 days if the date of separation from service occurs prior to the first anniversary date of the award, (ii) 730 days if the date of separation from service occurs after the first anniversary date of the award but before the second anniversary date of the award, and (iii) 365 days if the date of separation from service occurs after the second anniversary date of the award but before the third anniversary date of the award, and the number of RSUs remaining will immediately terminate. If a change in control occurs before the third anniversary date of the award, all unvested shares of restricted stock units will immediately vest. The restricted stock units settle upon a director’s departure from the board in good standing.

During 2011, certain employees were granted RSU awards that vest over three years in equal installments of one-third on the first, second, and third anniversaries of the grant date. All unvested RSUs will immediately terminate upon the employee’s termination of employment with SuperMedia for any reason before the third anniversary date of the award, except that the Compensation Committee of the Board of Directors, at its sole option and election, may permit the unvested RSUs not to terminate if the employee is terminated without cause. If a change in control occurs before the third anniversary date of the award, all unvested shares of restricted stock units will immediately vest.

The fair value of the RSUs was determined based on the price of SuperMedia common stock on the date of grant. The RSUs are settled in stock, and therefore, classified as an equity award. No dividends are payable on the RSUs. However, dividend equivalents, equal to the amount of the dividend that would have been paid on an equivalent number of shares of SuperMedia common stock, are granted in the form of additional RSUs. The dividend equivalent RSUs are subject to the same vesting, forfeiture and other terms and conditions applicable to the RSUs.

A portion of the cost related to these RSU awards is included in SuperMedia’s compensation expense for the nine months ended September 30, 2012.

Changes in SuperMedia’s outstanding restricted stock units were as follows:

	Restricted Stock Units	Weighted-Average Grant-Date Fair Value
Outstanding RSUs at January 1, 2012	79,593	$11.36
Granted	—	—
Dividend equivalents	—	—
Payments	(23,465)	8.73
Forfeitures	(352)	37.98

Outstanding RSUs at September 30, 2012	55,776	12.31

Stock Options

The 2009 Plan provides for grants of stock options. These awards are classified as equity awards based on the criteria established by the applicable accounting rules for stock-based compensation.

During 2010 and 2011, certain employees were granted stock option awards that vest over three years in equal installments of one-third on the first, second, and third anniversaries of the grant date and have a ten year term from the date of grant.

A stock option holder may pay the option exercise price in cash by delivering unrestricted shares to SuperMedia having a value at the time of exercise equal to the exercise price, by a cashless broker-assisted exercise, by a combination of these methods or by any other method approved by the Compensation Committee of SuperMedia’s Board of Directors. Options may not be re-priced without the approval of SuperMedia’s stockholders.

The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The model incorporates assumptions regarding inputs as follows:

•	Expected volatility is a blend of the historical volatility of SuperMedia common stock over its history and the historical volatility of thirteen of SuperMedia’s peers;

•	Expected life is calculated based on the average life of the remaining vesting term and the remaining contractual life of each award; and

•	The risk-free interest rate is determined using the U.S. Treasury zero-coupon issue with a remaining term equal to the expected life of the option.

A portion of the cost related to these stock option awards is included in SuperMedia’s compensation expense for the nine months ended September 30, 2012.

Changes in SuperMedia’s outstanding stock option awards were as follows:

	Number of Stock Option Awards	Weighted- Average Exercise price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (per share)
Outstanding stock option awards at January 1, 2012	342,919	$7.93	9.06	$0.00
Granted	—	—	—	—
Exercises	—	—	—	—
Forfeitures/expirations	(9,379)	8.33	8.46	0.00

Outstanding stock option awards at September 30, 2012	333,540	7.92	8.31	0.00

Stock-Based Compensation Expense

The following table sets forth stock-based compensation expense for the three and nine months ended September 30, 2012 and 2011. These costs are recorded as part of general and administrative expense on the consolidated statements of comprehensive income (loss).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	(in millions)
Stock-based compensation expense	$1	$1	$3	$3

As of September 30, 2012, unrecognized compensation expense related to the unvested portion of SuperMedia’s restricted stock and RSU awards was approximately $3 million and is expected to be recognized over a weighted-average period of approximately 1.1 years.

Note 9

Income Taxes

Income taxes for the nine months ended September 30, 2012 and 2011 have been included in the accompanying consolidated financial statements on the basis of an estimated annual effective tax rate. In determining the estimated annual effective tax rate, SuperMedia included interest expense and the tax effect of other one-time discrete items. SuperMedia anticipates the effective tax rate, including interest expense and other one-time discrete items, to approximate 30% for 2012 which includes an estimated rate reduction for non-taxable cancellation of indebtedness income (“CODI”) related to SuperMedia’s below par debt repurchases. Generally, the discharge of a debt obligation for an amount less than its adjusted issue price creates CODI, which must be included in SuperMedia’s taxable income; however, provisions of the Internal Revenue Code will allow SuperMedia to permanently exclude this CODI from taxation. Without this non-taxable CODI, SuperMedia’s anticipated effective tax rate would approximate 36% for 2012. SuperMedia’s estimated effective tax rate for 2012 may be subject to changes in future periods. The full year effective tax rate for 2011 was (8.7%) primarily due to the impact of the large non-deductible component of a goodwill impairment charge. The full year effective tax rate for 2011 was also impacted by the non-taxable CODI generated by a below par debt repurchase in 2011.

Note 10

Litigation

SuperMedia is subject to various lawsuits and other claims in the normal course of business. In addition, from time to time, SuperMedia receives communications from government or regulatory agencies concerning investigations or allegations of noncompliance with laws or regulations in jurisdictions in which SuperMedia operates.

SuperMedia establishes reserves for the estimated losses on specific contingent liabilities, for regulatory and legal actions where SuperMedia deems a loss to be probable and the amount of the loss can be reasonably estimated. In other instances, SuperMedia is not able to make a reasonable estimate of liability because of the uncertainties related to the outcome or the amount or range of potential loss. SuperMedia does not expect that the ultimate resolution of pending regulatory and legal matters in future periods, including the matters described below will have a material adverse effect on its statement of comprehensive income (loss).

On April 30, 2009, May 21, 2009, and June 5, 2009, three separate putative class action securities lawsuits were filed in the U.S. District Court for the Northern District of Texas, Dallas Division, against certain of SuperMedia’s current and former officers (but not against SuperMedia or its subsidiaries). The suits were filed by Jan Buettgen, John Heffner, and Alan Goldberg as three separate named plaintiffs on behalf of purchasers of SuperMedia’s common stock between August 10, 2007 and March 31, 2009, inclusive. On May 22, 2009, a putative class action securities lawsuit was filed in the U.S. District Court for the Eastern District of Arkansas against two of SuperMedia’s current officers (but not against SuperMedia or its subsidiaries). The suit was filed by Wade L. Jones on behalf of purchasers of SuperMedia’s bonds between March 27, 2008 and March 30, 2009, inclusive. On August 18, 2009, the Wade Jones case from Arkansas federal district court was transferred to be consolidated with the cases filed in Texas. The complaints are virtually identical and generally allege that the defendants violated federal securities laws by issuing false and misleading statements regarding SuperMedia’s financial performance and condition. Specifically, the complaints allege violations by the defendants of Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10b-5 under the Exchange Act and Section 20 of the Exchange Act. The plaintiffs are seeking unspecified compensatory damages and reimbursement for litigation expenses. Since the filing of the complaints, all four cases have been consolidated into one court in the Northern District of Texas and a lead plaintiff and lead plaintiffs’ attorney have been selected (the “Buettgen” case). On April 12, 2010, SuperMedia filed a motion to dismiss the entire Buettgen complaint. On August 11, 2010, in a one line order without an opinion, the Court denied SuperMedia’s motion to dismiss. On May 19, 2011, the court granted the plaintiffs’ motion certifying a class. Subsequently, the Fifth Circuit Court of Appeals denied SuperMedia’s petition for an interlocutory appeal of the class certification order. Discovery has commenced. On September 24, 2012, the SuperMedia defendants filed a motion for summary judgment seeking a complete dismissal. SuperMedia plans to honor its indemnification obligations and vigorously defend the lawsuit on the defendants’ behalf.

On April 20, 2009, a lawsuit was filed in the district court of Tarrant County, Texas, against certain of SuperMedia’s officers and directors (but not against SuperMedia or its subsidiaries) on behalf of Jack B. Corwin as Trustee of The Jack B. Corwin Revocable Trust, and Charitable Remainder Stewardship Company of Nevada, and as Trustee of the Jack B. Corwin 2006 Charitable Remainder Unitrust (the “Corwin” case). The Corwin case generally alleges that at various times in 2008 and 2009, the named SuperMedia officers and directors made false and misleading representations, or failed to state material facts, which made their statements misleading regarding SuperMedia’s financial performance and condition. The suit brings fraud and negligent misrepresentation claims and alleges violations of the Texas Securities Act and Section 27 of the Texas Business Commerce Code. The plaintiffs seek unspecified compensatory damages, exemplary damages, and reimbursement for litigation expenses. On June 3, 2009, the plaintiffs filed an amended complaint with the same allegations adding two additional SuperMedia directors as party defendants. On June 10, 2010, the court in the Buettgen case granted SuperMedia’s motion staying discovery in the Corwin case pursuant to the provisions of the Private Securities Litigation Reform Act. After the adverse decision in the Buettgen case, the parties agreed to a scheduling order consistent with the prior Buettgen stay order. Several of the SuperMedia defendants have filed motions for summary judgment claiming that there is no evidence of any wrongdoing elicited during the discovery phase. SuperMedia plans to honor its indemnification obligations and vigorously defend the lawsuit on the defendants’ behalf.

On November 25, 2009, three former Bell retirees brought a putative class action lawsuit in the U.S. District Court for the Northern District of Texas, Dallas Division, against both the Verizon employee benefits committee and pension plans and the SuperMedia employee benefits committee (the “EBC”) and pension plans. All three named plaintiffs are receiving the single life monthly annuity pension benefits. All complain that Verizon transferred them against their will from the Verizon pension plans to the SuperMedia pension plans at or near SuperMedia’s spin-off from Verizon. The complaint alleges that both the Verizon and SuperMedia defendants failed to provide requested plan documents, which would entitle the plaintiffs to statutory penalties under the Employee Retirement Income Securities Act (“ERISA”); that both the Verizon and SuperMedia defendants breached their fiduciary duty for refusal to disclose pension plan information; and other class action counts aimed solely at the Verizon defendants. The plaintiffs seek class action status, statutory penalties, damages and a reversal of the employee transfers. The SuperMedia defendants filed their motion to dismiss the entire complaint on March 10, 2010. On October 18, 2010, the court ruled on the pending motion dismissing all the claims against the SuperMedia pension plans and all of the claims against SuperMedia’s EBC relating to the production of documents and statutory penalties for failure to produce same. The only claims remaining against SuperMedia are procedural ERISA claims against SuperMedia’s EBC. On November 1, 2010, SuperMedia’s EBC filed its answer to the complaint. On November 4, 2010, SuperMedia’s EBC filed a motion to dismiss one of the two remaining procedural ERISA claims against the EBC. Pursuant to an agreed order, the plaintiffs have obtained class certification against the Verizon defendants and discovery has commenced. After obtaining permission from the court, the Plaintiffs filed another amendment to the complaint, alleging a new count against SuperMedia’s EBC. SuperMedia’s EBC filed another motion to dismiss the amended complaint and have filed a summary judgment motion before the deadline set by the scheduling order. On March 26, 2012, the court denied SuperMedia’s EBC’s motion to dismiss. The parties’ summary judgments remain pending. SuperMedia plans to honor its indemnification obligations and vigorously defend the lawsuit on the defendants’ behalf.

On June 26, 2012, SuperMedia filed a class action in the U.S. District Court for the Northern District of Texas, Dallas Division where SuperMedia seeks a declaratory judgment concerning SuperMedia’s right to enact several amendments that were recently made to its retiree health and welfare benefit plans, and more generally SuperMedia’s right to modify, amend or terminate these plans. Although the court initially consolidated this case with the above case, it later reversed itself and kept the case separate. Several of the defendants have filed motions to dismiss.

On December 10, 2009, a former employee with a history of litigation against SuperMedia filed a putative class action lawsuit in the U.S. District Court for the Northern District of Texas, Dallas Division, against certain of SuperMedia’s current and former officers, directors and members of SuperMedia’s EBC. The complaint attempts to recover alleged losses to the various savings plans that were allegedly caused by the breach of fiduciary duties in violation of ERISA by the defendants in administrating the plans from November 17, 2006 to March 31, 2009. The complaint alleges that: (i) the defendants wrongfully allowed all the plans to invest in Idearc common stock, (ii) the defendants made material misrepresentations regarding SuperMedia’s financial performance and condition, (iii) the defendants had divided loyalties, (iv) the defendants mismanaged the plan assets, and (v) certain defendants breached their duty to monitor and inform the EBC of required disclosures. The plaintiffs are seeking unspecified compensatory damages and reimbursement for litigation expenses. At this time, a class has not been certified. The plaintiffs have filed a consolidated complaint. SuperMedia filed a motion to dismiss the entire complaint on June 22, 2010. On March 16, 2011, the court granted the SuperMedia defendants’ motion to dismiss the entire complaint; however, the plaintiffs have repleaded their complaint. The SuperMedia defendants have filed another motion to dismiss the new complaint. On March 15, 2012, the court granted the SuperMedia defendants’ second motion dismissing the case with prejudice. The plaintiffs have filed a notice of their intent to appeal the dismissal and briefing in the 5th Circuit U.S. Court of Appeals has begun. SuperMedia plans to honor its indemnification obligations and vigorously defend the lawsuit on the defendants’ behalf.

On November 15, 2010, a group of publishers including SuperMedia led by the Local Search Association (formerly the Yellow Pages Association), (the “Publishers”), filed a lawsuit in the U.S. District Court for the Western District of Washington challenging an ordinance enacted by the City of Seattle requiring the Publishers of yellow pages directories distributed in the City of Seattle to obtain a license from the City, and pay a tax to distribute the directory publications and permitting all the potential recipients of the yellow pages to opt out of receiving the directory using a common City-sanctioned opt out registry, (the “Ordinance”). The suit challenged the Ordinance as a content-based restriction on speech, violating the first amendment of the U.S. Constitution, and violating the commerce clause of the U.S. Constitution. On February 10, 2011, the Publishers filed a motion for preliminary injunction seeking to stop the operation of the Ordinance before the first publication of the Dex Seattle directory. After no order was forthcoming from the court, the Publishers filed a motion for temporary restraining order with the court seeking to immediately enjoin the operation of the Ordinance. On May 8, 2011, the court denied both motions. On May 13, 2011, the Publishers filed a motion with the United States Court of Appeals for the 9th Circuit seeking to enjoin the Ordinance pending the appeal and to expedite an appeal. On May 24, 2011, the Court of Appeals denied the Publishers’ motion for an injunction, but granted the Motion for an expedited appeal. After briefing was complete, an oral argument was made in front of a 9th Circuit appellate panel. Meanwhile, on September 16, 2011, the district court granted the City’s summary judgment motion and denied the Publishers’ summary judgment motion ruling that the Ordinance did not violate the First Amendment. This final order gave the Publishers the opportunity to file a full consolidated appeal to the 9th Circuit, which has been fully briefed and argued. On October 15, 2012, in a unanimous ruling by the 9th Circuit U.S. Court of Appeals, the court ruled that yellow pages qualify for full protection of the First Amendment to the U.S. Constitution. Accordingly, the Ordinance does not survive. The court reversed the trial court and instructed the trial court to enter judgment on behalf of the Publishers.

On April 26, 2011, SuperMedia received a letter from the Philadelphia Equal Employment Opportunity Commission (“EEOC”) on behalf of a former employee indicating that the EEOC was conducting an investigation for a possible nationwide class claim. The former employee was terminated after failing to memorize a sales pitch. The EEOC alleges that SuperMedia may have systematically discriminated against older employees and employees with disabilities by requiring them to memorize a sales pitch. SuperMedia is cooperating with the agency and has provided the agency with responsive documents requested in the EEOC’s original request. On August 1, 2012, the EEOC made a determination only with respect to the former employee, dropping their pursuit of any class claim.

On July 1, 2011, several former employees filed a Fair Labor Standards Act (“FLSA”) collective action against SuperMedia, all its subsidiaries, the current chief executive officer and the former chief executive officer in the US District Court, Northern District of Texas, Dallas Division. The complaint alleges that SuperMedia improperly calculated the rate of pay when it paid overtime to its hourly sales employees. On July 29, 2011, SuperMedia filed a motion to dismiss the complaint. In response, the plaintiffs amended their complaint to allege that the individual defendants had “off-the-clock” claims for unpaid overtime. Subsequently, SuperMedia amended its motion to dismiss in light of the new allegations. On October 25, 2011, the Plaintiffs filed a motion to conditionally certify a collective action and to issue notice. On March 29, 2012, the court denied SuperMedia’s motion to dismiss and granted the plaintiffs’ motion to conditionally certify the class. SuperMedia’s motion seeking permission to file an interlocutory appeal of the order was denied and a notice has been sent to SuperMedia’s former and current employees. The time for opting into the class has expired; however the plaintiffs are still trying to seek allowance of late filers.

Appendix O

On December 6, 2012, SuperMedia filed a Current Report on Form 8-K to disclose the impact of the adoption of a new accounting standard (ASU No. 2011-05, as amended by ASU No. 2011-12) on its historical financial statements in SuperMedia’s Annual Report on Form 10-K for 2011. ASU No. 2011-05, which SuperMedia adopted January 1, 2012, requires, among other things, that SuperMedia retrospectively report additional information related to the presentation of total comprehensive income, namely net income, the components of other comprehensive income, total other comprehensive income, and total comprehensive income on the face of the financial statements, either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

The following table presents the unaudited Consolidated Statements of Comprehensive Income for SuperMedia for each of the three years ended December 31, 2011, 2010 and 2009 and should be read in conjunction with the financial statements contained elsewhere in this document.

	Successor Company		Predecessor Company
	Years Ended December 31,
	2011	2010	2009
	(in millions, except per share amounts)
Operating Revenue	$1,642	$1,176	$2,512
Operating Expense
Selling	435	470	677
Cost of sales (exclusive of depreciation and amortization)	408	418	581
General and administrative	220	198	445
Depreciation and amortization	172	186	68
Impairment charge	1,003	—	—

Total Operating Expense	2,238	1,272	1,771
Operating Income (Loss)	(596)	(96)	741
Interest expense, net	227	278	145

Income (Loss) Before Reorganization Items, Gain on Early Extinguishment of Debt and Provision (Benefit) for Income Taxes	(823)	(374)	596
Reorganization items	(2)	(5)	8,035
Gains on early extinguishment of debt	116	76	—

Income (Loss) Before Provision (Benefit) for Income Taxes	(709)	(303)	8,631
Provision (benefit) for income taxes	62	(107)	374

Net Income (Loss)	$(771)	$(196)	$8,257

Basic and diluted earnings (loss) per common share	$(51.04)	$(13.04)	$56.32

Basic and diluted weighted-average common shares outstanding	15.1	15.0	146.6

Comprehensive Income (Loss)
Net income (loss)	$(771)	$(196)	$8,257
Adjustments for pensions and post-employment benefits, net of taxes of $5 million, ($24) million and ($40) million for the years ended December 31, 2011, 2010 and 2009, respectively	9	(40)	(67)
Reclassification adjustment associated with cash flow hedge losses realized in net income, net of taxes of $58 million for the year ended December 31, 2009	—	—	114
Fresh start accounting adjustments, net of taxes of $106 million for the year ended December 31, 2009	—	—	175

Total other comprehensive income (loss), net of taxes	9	(40)	222

Total Comprehensive Income (Loss)	(762)	$(236)	$8,479